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02044529

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

National Grid Group plc
Exact name of registrant as specified in charter

0001004315
Registrant CIK Number

Form 35-CERT for period 10/1/01 - 3/31/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

70-9849
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts June 28, 2002.

National Grid Group plc
(Registrant)

By: [signature]
(Name and Title)
John G. Cochrane, Authorized Representative

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

National Grid Group plc
Rule 24 to be filed
June 28, 2002
File No. 70-9849

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A-5	Copies of National Grid's filings as follows:

Form 20-F 2000/2001
Annual Review 2000/2001
Form 20-F 2001/2002
Form 6-Ks dated as follows:

- October 3, 2001
- November 1, 2001
- November 20, 2001
- December 3, 2001
- December 14, 2001
- January 8, 2002
- January 31, 2002
- February 6, 2002
- March 7, 2002
- April 2002
- April 3, 2002
- April 22, 2002
- May 7, 2002
- May 30, 2002
- June 5, 2002
- June 14, 2002
- June 19, 2002



National Grid Annual Report and Form-20F 2000/01

Forward-looking statements

In order to utilise the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995, National Grid is providing the following cautionary statement.

This Annual Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of National Grid and certain of the plans and objectives of National Grid with respect to these items. These include statements made in the operating and financial review on pages 10 to 39 with regard to management aims and objectives; planned expansion; investment or other projects; the date on which an investment or acquisition is scheduled or expected to be completed; and the time at which and extent to which a project or series of projects is expected to contribute to National Grid's earnings. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results and developments could differ materially from those expressed or implied by these forward-looking statements. This could happen because of, among other things:

- changes in economic conditions in the UK, the US and internationally;
- regulatory policies adopted by authorities in the UK, the US, the European Union or other jurisdictions;
- movements in the share price of Energis plc; and
- expected synergies from the acquisition of Niagara Mohawk failing to materialise.

See also "Risk factors" on page 92.

Definitions

References to "National Grid", "NGG" or the "Group" in this Annual Report are to National Grid Group plc and its subsidiaries, or to any of them, as the context may require.

The terms "shares" and "ordinary shares" refer to National Grid ordinary shares of $11\frac{13}{17}$ pence each. References to "ADRs" are to American Depositary Receipts and references to "ADSs" are to American Depositary Shares, each of which represents the right to receive five ordinary shares and which are evidenced by American Depositary Receipts.

References to "pound(s) sterling" or "£", "pence" or "p" are to United Kingdom (UK) currency. References to "US$", "$", "US dollars" or "dollars" are to United States (US) dollars. References to "financial" years refer to National Grid's financial years ending on 31 March of the year indicated.

National Grid publishes its accounts in pounds sterling. Unless otherwise specified, pound sterling amounts in this Annual Report have been translated into US dollars at the rate of £1.00 = $1.42 (the 4.00 pm London closing rate on 30 March 2001, the last day of trading in the 2000/01 financial year, as quoted in the *Financial Times* on 31 March 2001). These translations do not mean that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rate.

Total operating profit*


00/01 £731.9m $1,039.3m
99/00 £546.5m
98/99 £579.9m
97/98 £535.8m
96/97 £656.4m
96 97
97 98
98 99
99 00
00 01

*Before exceptional integration costs and goodwill amortisation

Profit for the year (after tax and minority interests)*


00/01 £390.4m $554.4m
99/00 £358.5m
98/99 £341.1m
97/98 £340.6m
96/97 £421.1m
96 97
97 98
98 99
99 00
00 01

*Before exceptional items and goodwill amortisation

National Grid has once more completed a year characterised by solid performance of our existing businesses and steady growth, driven by further expansion in the US.

Financial highlights

Total operating profit for 2000/01, before exceptional integration costs and goodwill amortisation, increased 34 per cent to £731.9 million. Profit after tax and minority interests, excluding exceptional items and goodwill amortisation, was up 8.9 per cent to £390.4 million.

Basic earnings per share, excluding exceptional items and goodwill amortisation, increased 2.2 pence to 26.5 pence. If telecoms start-up losses are also excluded, earnings per share were up 7.6 pence to 35.9 pence, an increase of 27 per cent. This figure gives the best indication of the performance of our core electricity businesses for the year.

The Directors are recommending a final ordinary dividend of 9.03 pence per share, which brings the total ordinary dividend for the year to 15.08 pence per ordinary share, an increase of 8.2 per cent (5 per cent in real terms). If approved, the final dividend will be paid on 15 August 2001 to shareholders on the share register on 1 June 2001.

Our confidence in our ability to continue delivering value to you, our shareholders, led us to announce our aim to increase dividends per share by 5 per cent real in each of the next five years. This attractive dividend policy, coupled with our strategy for growth, compares well with utilities in both the UK and the US.

Basic earnings per share*

00/01	26.5p	37.6¢
99/00	24.3p	
98/99	23.3p	
97/98	20.2p	
96/97	24.7p	

*Excluding exceptional items and goodwill amortisation


96
97
97
98
98
99
99
00
00
01

Ordinary dividends per share

00/01	15.08p	21.4¢
99/00	13.94p	
98/99	13.07p	
97/98	12.07p	
96/97	11.13p	


96
97
97
98
98
99
99
00
00
01

Share price performance and Total Shareholder Return (TSR) were affected by general market conditions and our exposure to the telecoms sector. While our TSR was negative at minus 2.6 per cent, our returns still outperformed those of the FTSE 100 and FTSE All-Share Indices, both of which fell in value by more than 10 per cent during the year. Since flotation in 1995, we have delivered Total Shareholder Return of more than 200 per cent.

Exceptional net profits of £453.1 million have increased our equity, which gives us the flexibility to increase the cash component of the offer for Niagara Mohawk from the one-third initially proposed to about 50 per cent. This means we may be able to issue fewer new shares upon completion of the merger.

Performance highlights

The year's highlights include a strong performance from our US electricity business in its first full year and continued delivery on our US strategy through the proposed acquisition of Niagara Mohawk. In the UK, the completion of a satisfactory regulatory review gives us a stable framework for our transmission business over the next five years. Despite larger than expected losses, Intelig's performance is improving and our other telecommunications ventures are progressing satisfactorily.

Strategy and growth highlights

Our strategy remains to design, build, operate and own reliable and efficient electricity and telecoms networks and to grow by transferring our electricity network skills to new electricity markets and to the telecoms sector.

In electricity, we continue to expand our transmission and distribution businesses, with the focus on the US where we can earn higher returns than in the UK. The proposed £2 billion ($3 billion) acquisition of Niagara Mohawk – our third and largest US acquisition based on service area and number of customers – will make National Grid the leading US electricity business focused exclusively on transmission and distribution. The stable and cash-generative nature of our US, UK and other electricity businesses supports earnings and dividend growth.

In telecoms, we have concentrated this past year on our start-up joint ventures, focusing on the wholesale and rapidly growing corporate markets. These ventures require the network construction and management skills on which National Grid has built its reputation and which we first transferred to the telecoms sector with Energis. They are important because, although loss-making and cash-absorbing in the early years, they offer the prospect of capital appreciation in the longer term.

Board changes

Roger Urwin, who has run the UK and European business for the last five years, took over as Group Chief Executive on 1 April 2001. As a Group Director, Roger has been actively involved in our diversification and development since flotation, including the move into the US. Our strategy under Roger is unchanged and, while he is providing continuity, he is also in a position to inject his own vigour and energy into the role of Chief Executive.

Roger succeeded David Jones, who retired at the end of March. In his seven years at the helm of the Company, David led our transformation from an electricity utility totally dependent upon UK regulation into a leading international electricity and telecoms networks company. David is highly respected for his vision, determination and integrity. We wish him the very best in his retirement.

We are extremely pleased that Steven Holliday has joined the Board, replacing Roger as Group Director, Europe and Chief Executive of the UK business. His career includes serving as an Executive Director of British Borneo Oil and Gas and nearly 20 years at Exxon. He brings to the Company the right combination of operational experience and international business development acumen.

Group turnover from continuing operations


00/01 £3,799.7m $5,395.6m
99/00 £1,614.7m
98/99 £1,514.2m
97/98 £1,519.3m
96/97 £1,369.5m
Reflects first full-year contribution from National Grid USA
96 97
97 98
98 99
99 00
00 01

Interest cover*


00/01 2.9 times
99/00 8.4 times
98/99 4.9 times
97/98 8.7 times
96/97 11.1 times
96 97
97 98
98 99
99 00
00 01

*Excluding exceptional items and goodwill amortisation

Along with Stephen Box, Group Finance Director, and Rick Sergel, Group Director in charge of our North and South American electricity businesses, we have a superb executive team.

Sadly, Wob Gerretsen, an Executive Director since 1995, died in October 2000. Wob is missed as a colleague and friend.

Looking forward

National Grid's outlook for continued success and growth is positive. By continuing to exploit our assets and asset management strengths in our existing markets and by carefully choosing new markets in which we can apply our core network skills, we are confident we can continue to deliver solid performance, controlled growth and attractive shareholder returns.



James Ross Chairman



UK Transmission

Owns and operates the electricity transmission network in England and Wales

- created at privatisation in 1990, floated as independent company in 1995
- 4,500 miles of overhead transmission line
- 400 miles of underground cable
- controllable costs cut by 57% in real terms since 1991/92
- 25 GW of new generation connected to network since 1990



England & Wales

When National Grid was created in 1990, your Company was at the heart of the newly-restructured UK electricity industry. In the 11 years since, our fundamental objective has always remained to ensure secure and reliable electricity supplies wherever we operate.

With our expansion of the past few years, our operational objective has broadened to include the provision of electricity distribution and telecommunications networks, in addition to electricity transmission networks.

Electricity

Virtually all of the year's £731.9 million operating profit before exceptional integration costs and goodwill amortisation came from the UK and US electricity businesses. UK Transmission operating profit was £486.3 million, while that of our US business was £293.6 million before exceptional integration costs and goodwill amortisation. Performance in the US was boosted by a growth in electricity deliveries of 2.4 per cent over the same period last year, reflecting a strong New England economy.

We sold our market services companies, ESIS, EPFAL, Datum Solutions and Teldata this year, because the services they provide no longer fit with our emphasis on network infrastructure. We also sold non-core businesses *All*Energy, EUA Ocean State Corporation and EUA Cogenex in the US.

UK Transmission

UK Transmission remains an important source of profits and expertise. Benchmarking shows that our employees continue to perform amongst the world's best when it comes to operating a transmission system of this size and complexity. Winter peak system availability was 98.8 per cent and a record demand of 51,012 megawatts was met on 16 January 2001.

On 1 April 2001, we began a new price control, giving our UK operations relative stability for the next five years. The resulting regulatory framework combines continued opportunity for profit with demanding cost reduction and efficiency targets, which we intend to meet through organisational streamlining, rationalising our property holdings and using new technology to help us to do business in a more cost-effective way.

New electricity trading arrangements came into effect on 27 March 2001, fundamentally changing the way power is traded in England and Wales (see page 13).

NEES and EUA acquisitions

In March 2000, we completed the acquisition of NEES for £2 billion and in April 2000 the acquisition of EUA for £0.4 billion. Subsequently, computer systems containing data on more than a million customers and thousands of employees were merged, and operational processes integrated, in just 12 days thanks to extensive pre-planning, real top-to-bottom co-operation and professionalism on all sides.



USA

National Grid USA

Delivers electricity and related services through transmission company and four electricity distribution companies in Massachusetts, Rhode Island and New Hampshire

- NEES acquired March 2000, EUA acquired April 2000
- companies integrated on 1 May 2000
- 5,100 square mile service area
- 3,000 miles of transmission network
- 31,000 miles of distribution network
- 1.7 million customers


National Grid

Niagara Mohawk

Second largest electricity and gas utility in New York State

- acquisition approved by National Grid and Niagara Mohawk shareholders in January 2001
- 24,000 square mile service area
- 128,000 miles of electricity network serving 1.5 million customers
- 9,000 miles of gas network serving 0.5 million customers

We have since reduced annual controllable costs by 10 per cent or $40 million. Further efficiency savings of 20 per cent are expected by 2004.

US return on investment is up from 8.3 per cent when we announced the NEES acquisition to 9.3 per cent this year, on track to achieve our 10.5 per cent target by March 2004. The US acquisitions were earnings-enhancing after goodwill amortisation in 2000/01 – a year earlier than projected when the acquisitions were announced.

Niagara Mohawk acquisition

The proposed acquisition of Niagara Mohawk represents another major step in delivery of our US strategy and will double the size of our US operations.

We have filed a rate plan proposal with New York regulators which provides initial rate reductions for customers, followed by a rate freeze. The plan includes incentives for strong customer service and reliable performance that will benefit customers and shareholders.

Sale of Niagara Mohawk's interests in nuclear power stations, which was always desired before completion of the acquisition, is expected to close in 2001.

We are on track to complete the merger by the end of 2001, delivering value to shareholders and improved service to customers. The sheer geographical breadth of Niagara Mohawk represents an altogether larger challenge than the integration of NEES and EUA. Nonetheless, we are planning for another smooth integration process that is seamless for customers and delivers early cost savings.

US distribution

National Grid's distribution companies in New England continue to provide reliable electricity supplies at comparatively low cost and with high customer satisfaction.

Under long-term arrangements approved by regulators in Massachusetts and Rhode Island, we now have a greater ability to profit from performance improvements. Our performance in terms of reliability and customer satisfaction in 2000 allowed Massachusetts Electric to accrue $3.7 million in service quality incentives, to be earned and collected if and when accrued net incentives reach $20 million.

Our distribution companies are producing new efficiencies. For example, in the US, customer meters are required to be read monthly, resulting in significant costs. The introduction of automated meter-reading technology is enabling meters to be read much more cheaply by specially-equipped vehicles.

US transmission

We are engaged in the national debate on how to reform the transmission sector, drawing on our UK experience with congestion management and incentive-based rates. New England congestion costs – exacerbated in part



Interconnectors

Connect electricity markets to facilitate trading and competition

- 4 interconnectors in operation: England-Scotland, England-France, England-Isle of Man and New England-Canada
- 1 interconnector project under development: Basslink in Australia
- 3 projects under study: England-Norway, England-Netherlands, England-Ireland

Transener

Owns and operates principal electricity transmission system in Argentina

- initial investment was in 1993
- we have 42.5% stake in Transener's holding company Citelec
- 8,800 miles of transmission line, including 800-mile "4th line" commissioned in 1999
- operations in 2000/01 hit by worst tornado season in Transener's history

Argenti

Zambia

Copperbelt Energy Corporation

Owns and operates transmission system supplying electricity to copper mines in Zambia

- National Grid invested in 1997
- we have 38.6% stake
- privatisation of copper mines completed in March 2000 – has led to 10% increase in electricity demand and new connection to transmission system


COPPERBELT
COPPERBELT

by lack of transmission investment and incentives for operators – have risen about 90 per cent in the past year, so the opportunity to reduce costs is substantial.

In January 2001, with five other New England transmission owners and the Independent System Operator, we filed at the Federal Energy Regulatory Commission a proposal to create a Regional Transmission Organisation (RTO), comprising an Independent System Operator and an Independent Transmission Company. The filing is an important step towards improved transmission management in the region. We have also expressed interest in becoming the independent managing member of the proposed Alliance RTO, which will manage the transmission systems of ten companies in 11 states outside the north east.

When our proposed acquisition of Niagara Mohawk is complete, we will be by far the largest transmission operator in the north-eastern region, enhancing our capability to pursue opportunities to apply our transmission asset management expertise in markets outside the north east. Our New York rate proposal for the Niagara Mohawk acquisition aims to incentivise improved management of transmission to help drive cost reductions.

California

California's deregulated electricity industry made international headlines this year. New England is protected from many of the ills plaguing California, in part due to the industry restructuring and settlements we negotiated with Massachusetts and Rhode Island regulators. Not only are new power stations being built to meet demand growth in New England, but under our agreements we can negotiate long-term power purchase contracts and pass through wholesale fuel costs to retail customers. Niagara Mohawk has similar agreements with its regulators, which come into effect on 1 September 2001.

Other electricity

Our transmission interconnectors from England to France and Scotland delivered operating profit of £42.8 million in 2000/01. The Basslink project in Australia is progressing through its development phase and potential interconnectors from England to Norway, the Netherlands and Ireland are being developed or studied. Our aim is to become a world leader in independent high-voltage direct current (HVDC) interconnectors.

Our electricity joint ventures, Transener in Argentina and Copperbelt Energy Corporation in Zambia, continue to make solid returns on our investment. This year they produced £18.6 million in operating profit for shareholders.

Sale of nuclear power stations

The process of divesting our interests in nuclear generating units in the US has continued during the year. Millstone 3, of which we were a 16.2 per cent owner, was sold on 31 March 2001 to Dominion Resources Inc., providing us with $27.9 million and


na

Intelig

Our Brazilian telecoms joint venture with Sprint and France Telecom

- company created by National Grid and its partners in January 1999
- we have 50% stake
- Brazil is 8th largest economy in world and largest in South America
- Brazil represents 45% of South American telecoms market – and growing
- 5,300 miles of network built or leased, with 4,000 more miles being built in 2001


Brazil
23
intelig

Manquehue net

Competitive local exchange carrier (CLEC) providing voice, data and internet services in Chile

- National Grid invested in May 2000
- our partners include the US telecoms company Williams Communications and MetroGas, a gas company operating in Santiago
- over 81,000 lines in service
- more than 10,000 active internet subscribers

release from related obligations. Plans to divest Vermont Yankee and Seabrook 1 continue.

Telecoms

We continue to capitalise on our track record of transferring our electricity network skills to telecoms ventures that offer the opportunity for value creation in the longer term. Our share of the operating losses of our telecoms joint ventures was £121.4 million before goodwill amortisation, of which £118.0 million was attributable to Intelig.

UK and European telecoms

Energis, the business telecommunications and internet services company we created in 1993, continues to build its presence on the continent of Europe. In January, Energis acquired a majority interest in Ision, a leading German web-hosting company.

We still intend to sell our stake in Energis in the short to medium term, to realise a return on our investment and because we no longer add strategic value now that Energis is a fully established company in its own right and its UK network is complete.

In joint venture with Energis and following the Energis model of high-margin, high value-added services for the corporate market, we have created Energis Polska, which is building its network in order to offer services to business customers in Poland.

Under the name GridCom, we have formalised our business of installing and maintaining telecoms equipment on our UK transmission network. GridCom will use its project management skills to capitalise on the potential demand for mobile phone service, the need of 3G operators to install infrastructure and the sensitivity of the public to new masts. The combination of these factors should make our transmission network valuable to mobile telephone providers.

South American telecoms

Intelig, our Brazilian joint venture with Sprint and France Telecom, experienced larger than expected losses. Our share of operating losses in the first half of the financial year was £69.7 million, but the situation is improving: our share of losses was reduced to £48.3 million in the second half, as tariffs were refined and co-billing arrangements were finalised with two local telecoms companies.

Following the cancellation of Sprint's proposed merger with MCI Worldcom, the Brazilian regulator is again allowing Sprint's participation and all three partners have renewed their commitment to Intelig. As a result of all these actions and increased focus on the higher-margin corporate data market, we expect to reduce significantly Intelig's operating losses in 2001/02 compared with 2000/01.

Silica Networks (formerly Southern Cone Communications) continues to build its extensive network. The northern arc of its network, linking the Argentine cities of Buenos Aires



Silica Networks

"Carriers' carrier" – provides wholesale voice and data transmission services for telecoms companies in Argentina and Chile

- company created by National Grid and its partners in May 2000
- we have 50% stake
- our partners are US telecoms company Williams Communications and Manquehue net
- northern arc of network fully operational in May 2001



USA Argentina Chile

NEESCom

Provides telecoms infrastructure installed on National Grid USA's electricity network

- installs and leases "dark" fibre to telecoms operators
- current network primarily in Massachusetts and Rhode Island
- link to Albany, New York State, under construction – NEESCom's first connection outside New England



and Cordoba, went into full commercial operation on 17 May 2001, just a year after the creation of the business.

Manquehue net in Santiago, Chile, continues its expansion with a broader focus on the business market. The company has achieved its own bond issue of $100 million and has received an A- investment rating.

US telecoms

NEESCom, our telecoms infrastructure provider in the US, is performing well and growing. Operating profit before goodwill amortisation was £2.9 million. NEESCom is extending its network, including a link to Albany, New York – its first connection outside New England.

Serving people, communities and the environment

By providing safe, cost-effective and reliable networks, and by recognising the issues that inevitably arise when you run large infrastructure-intensive businesses, we strive to address the needs of our many constituents, including our own people.

Tragically, the importance of the need to be attentive was brought starkly home to us when Massachusetts Electric substation worker Robert Lydon was killed, and two other employees were critically injured, in an explosion in January 2001. We made immediate changes to our safety awareness and operations programmes as a result.

We can never be too vigilant where safety is concerned, and we will be taking further initiatives this year.

On the positive side, we worked hard to earn Investors in People status in the UK, which signifies that we demonstrate superior practice in all areas of staff training and development.

In our everyday activities, we strive to be alert to local concerns, and we conduct tailored programmes designed to give something extra back. Increasingly, our efforts to be a good corporate citizen are based on a three-pronged sustainable development concept, which gives equal importance to the environmental, social and economic impacts of the business.

We are very pleased that our ranking in Business in the Environment's Index of Corporate Environmental Engagement for the FTSE 100 jumped from 44th to 24th this year. Our US business implemented an ISO 14001-compatible Environmental Management System this year, following the UK business's accreditation to this international standard last year.

The past year saw the publication of several important studies on electric and magnetic fields (EMFs). None of these established a causal link between electricity lines and cancer, but we continue to support research on this important subject and to keep the issue under close review.

Energis Polska

Developing network to provide telecoms services to business customers in Poland

- company created by National Grid and its partners in January 2000
- we currently have 23.75% stake
- our partners are Energis, PKP (the Polish national railway company) and Centrala (a local telecoms operator)
- 3,100 miles of network leased, 1,700 miles under construction
- Poland is largest market in Central Europe

Poland


Wisniowy Business Park
Building E
ul. Iłżecka 26
TENANTS:
Bovis
Lend Lease
Svenska Handelsbanken
SOFTBANK S.A.
energis
AVAYA

UK

Energis

Data and internet service provider to UK and European businesses

- created by National Grid in 1993
- floated on London Stock Exchange and NASDAQ in 1997
- our original investment was £0.5 billion
- since 1997, we have extracted cash of over £2.2 billion
- expanding to build significant position in Continental Europe

GridCom

Network and infrastructure solutions for the UK telecoms industry

- provides infrastructure, project management and maintenance skills to mobile phone service operators
- offer of services began in 1997
- launched under GridCom name in May 2001
- 260 masts installed on transmission network to date

Outlook

We expect 2001/02 to be another year of strong performance from our wholly-owned and joint venture electricity businesses, with continued progress in our start-up telecoms joint ventures.

Objectives looking forward are as follows:

- US electricity: Secure the frontier position amongst electricity delivery companies in the north-eastern US in terms of cost and service; integrate Niagara Mohawk into the US company; continue to drive industry consolidation for the benefit of customers and shareholders; and create transmission business opportunities.
- UK electricity: Meet, and strive to exceed, the efficiency demands of the new price control while maintaining reliable electricity supply; and capitalise on our asset management expertise to develop new areas of growth in the UK and elsewhere.
- Telecoms: Continue developing our start-up ventures; and monitor liberalising markets to identify opportunities where our network skills can be applied to create value.
- Accomplish these objectives while maintaining secure and reliable networks, developing innovative solutions to facilitate competition and contributing to the communities we serve and to a sustainable economy.

In short, we will utilise our network and asset management skills to drive the Company forward and continue on a path of controlled growth to create shareholder value.

This commitment to creating value runs throughout the Company, for your investment is also our's – over 90 per cent of National Grid's staff are shareholders. It is the collective commitment of all our people – from line workers and engineers to customer service representatives and accounting staff – that allows us to increase shareholder value.



Roger Urwin Group Chief Executive

About National Grid

National Grid is an international provider of electricity and telecommunications networks.

Our principal UK activity is the ownership and operation of the high-voltage transmission network in England and Wales. Following the acquisition of the businesses now forming National Grid USA in 2000, we are involved in the transmission and distribution of electricity in the north-eastern US. We are developing a major interconnector in Australia and, with joint venture partners, operate transmission networks in Argentina and Zambia.

Our involvement in telecommunications network activities began in 1993 with the establishment of Energis, in which we currently retain an economic interest of 32.7 per cent. Building on the skills we acquired in the development of Energis, we are involved with joint venture partners in telecommunications projects in Poland, Brazil, Argentina and Chile.

Business strategy

At its creation in 1990, National Grid derived the vast majority of its turnover and operating profit from regulated charges for the services provided by the UK Transmission business. Our strategy has been, and continues to be, to create value by developing new businesses, alone or with partners, which build on our existing assets, skills and resources.

Our core skills are in designing and constructing complex networks and operating them efficiently in real time. The application of our expertise to electricity and telecommunications network activities offers complementary benefits:

- electricity network businesses are typically regulated and stable: the application of our skills to produce efficiency improvements and cost savings generates cash for investment and the earnings to support our progressive dividend policy.
- telecommunications infrastructure ventures harness our technical skills and resources: while they absorb cash in their development phase, they offer the prospect of significant capital growth in the longer term.

As a result of this strategy, National Grid has grown from a regulated electricity utility operating within the UK into an expanding international business. Entry into the US, the world's largest economy, was achieved in March 2000 when we acquired NEES, now National Grid USA. The acquisition of EUA followed on 19 April 2000 and the companies were successfully integrated on 1 May 2000.

Acquisition of Niagara Mohawk

Our activities in the US will be enlarged through the acquisition of Niagara Mohawk Holdings, Inc. (Niagara Mohawk). Subject to regulatory approvals, completion is expected towards the end of 2001.

Niagara Mohawk is the second largest combined electricity and gas utility in New York State, serving over 1.5 million electricity customers and 0.5 million gas customers. It represents a very good fit with our existing US electricity businesses, consolidates our position in the north-eastern US and offers us substantial opportunities for improved financial performance.

Following completion of this acquisition, we expect that over half the electricity operating profits of the enlarged Group, before exceptional items and amortisation of goodwill, will originate outside the UK, compared with about 36 per cent in 2000/01.

Analysis of UK Transmission turnover (£m)

Source	98/99	99/00	00/01	Method of regulation
Revenue-controlled charges	836.8	873.6	**849.3**	– Regulated by RPI-X formula
Transmission Services Scheme (TSS)[1]	265.0	239.9	**236.4**	– Pre-determined cost target with incentives/penalties
Ancillary services	116.6	111.9	**120.2**	– Cost recovery plus small profit margin
Post-1990 connection charges	74.7	76.1	**77.9**	– Limited to reasonable rate of return
Balancing services use of system charges[2]	–	–	**13.2**	– Pre-determined cost target with incentives/penalties
Other	17.0	18.2	**18.6**	– Unregulated
Total turnover	1,310.1	1,319.7	**1,315.6**	1 TSS ended on 26 March 2001
				2 Balancing Services Incentive Scheme
UK Transmission operating profit	508.1	523.1	**486.3**	(BSIS) introduced on 27 March 2001

Electricity networks England and Wales

Our role in the changing electricity market

National Grid owns and operates the electricity transmission network in England and Wales, consisting of approximately 4,500 miles of overhead line, approximately 400 miles of underground cable and some 300 substations. Control of the transmission network is undertaken from the National Grid control centre in Berkshire.

From 1990 until March 2001, we provided a range of services to the Pool, the trading mechanism through which the great majority of electricity was sold and purchased in England and Wales. Following reviews undertaken by the Department of Trade and Industry (DTI) and the Office of Gas and Electricity Markets (Ofgem), the Pool was replaced on 27 March 2001 by new electricity trading arrangements, known as NETA.

We have played a major role in the development, implementation and operation of the new arrangements, which are largely based on bilateral contracts between market participants and represent a decisive shift towards commodity trading in electricity. We are still responsible for the essential task of balancing generation and demand for electricity in real time, but our commercial incentives and contractual relationships have changed significantly.

2000/01 was the last year of Pool trading and also of the Transmission Services Scheme (TSS) through which we managed those elements of Pool prices which arose directly from the transportation of electricity. Since its introduction in 1994, the TSS and its forerunners have produced total savings for Pool purchasers of nearly £500 million and have contributed a total of some £121 million to National Grid's profits.

The implementation of NETA coincided with the introduction of new five-year regulatory controls on revenues from our Transmission Owner and System Operator activities. Further information on the new market arrangements, including our revised commercial and regulatory incentives and operational responsibilities, is given on page 13.

UK Transmission

Financial performance

UK Transmission turnover was £1,315.6 million, compared with £1,319.7 million in 1999/2000 and £1,310.1 million in 1998/99.

UK Transmission operating profit was £486.3 million, compared with £523.1 million in 1999/2000 and £508.1 million in 1998/99.

The £36.8 million reduction in operating profit in 2000/01 was mainly as a result of the operation of the revenue restriction and a lower profit contribution from the TSS. These adverse factors were partially offset by a 3 per cent real reduction in transmission controllable costs. With the real reductions of 3 per cent, 4 per cent and 14 per cent achieved in 1999/2000, 1998/99 and 1997/98 respectively, we have met our target of achieving an average real reduction in controllable costs of 6 per cent a year over the four-year period of the revenue restriction.

The £15.0 million increase in operating profit in 1999/2000 resulted from an increase in controlled revenue, a higher contribution from the TSS and the 3 per cent real reduction in transmission controllable costs referred to above.

Revenue-controlled charges: In any year, our maximum allowed revenue from controlled charges is derived from the charge restriction formula set out in the transmission licence and includes any amounts under- or over-recovered in previous years. In advance of each financial year, we estimate our maximum allowed revenue for the year ahead and set our charges to recover that amount. The actual revenue recovered may differ from our target, for example if customers' use of the transmission network is higher or lower than our estimate at the time of setting charges.

Real reductions in controllable transmission costs* (£m)


523
473
396
330
314
285
245
238
231
224
down
57%
91 92
92 93
93 94
94 95
95 96
96 97
97 98
98 99
99 00
00 01

- We reduced controllable costs by 3% in real terms in 2000/01
- Following the real annual reductions of 14%, 4% and 3% achieved in earlier years, we have met our target of achieving annual reduction of 6% in real terms over four-year regulatory control introduced in April 1997
- 57% reduction in real terms since 1991/92

*Figures are at 2000/01 price levels

In 1999/2000, actual revenue from controlled charges was £873.6 million and included £26.5 million (including interest) of revenue under-recovered in previous years. However, this total amount fell short, by £3.9 million, of our maximum allowed revenue.

In 2000/01, the actual revenue recovered of £849.3 million was £17.0 million higher than our maximum allowed revenue. This over-recovery will be returned to customers, with interest, through reductions in controlled charges in future years.

In accordance with UK Generally Accepted Accounting Principles (UK GAAP), the total actual revenue from controlled charges is recognised in the accounts, irrespective of whether the revenue actually received represents an under- or over-recovery against our maximum allowed revenue.

Transmission Services Scheme: The TSS profit margin was £16.8 million in 2000/01 compared with £27.3 million in 1999/2000 and £11.0 million in 1998/99. The TSS profit margin in 1999/2000 was particularly high, predominantly as a result of favourable generator bidding behaviour.

The TSS ended with the implementation of NETA on 27 March 2001 and has been replaced by the new balancing services incentive arrangements described on page 13.

Operating performance
16 January 2001 saw the highest demand for electricity ever recorded on the transmission network in England and Wales: at 51,012 MW, this compared with the previous record peak demand of 50,587 MW on 18 December 1999. Winter peak availability was 98.8 per cent, compared with 99.2 per cent in 1999/2000 and 99.3 per cent in 1998/99. The lower level of availability during the winter of 2000/01 was largely attributable to long-term repairs to major cable circuits running through the Dartford road tunnel.

Investment in the transmission network
Capital expenditure on the renewal, reinforcement and extension of the transmission network in 2000/01 was £361.2 million including interest capitalised, compared with £286.5 million in 1999/2000 and £314.0 million in 1998/99. Major projects progressed during the year include new customer connections at Northfleet East in Kent, a new underground cable route into Central London and the refurbishment of overhead transmission lines.

In July 2000, we received approval from the UK Government to start work on a new transmission line in North Yorkshire. Preparatory works, including delivery of the cable required for underground sections, progressed well during the remainder of 2000, with main construction scheduled to start in Spring 2001. However, work on the project, and on other routine maintenance and construction, was suspended because of the outbreak of foot and mouth disease.

New connections were commissioned during the year for a 400 MW combined cycle gas turbine (CCGT) generating station at Cottam Development Centre in Lincolnshire and a 410 MW CCGT at Seabank near Bristol. These projects bring to 25 GW the total new generating capacity connected to the network since March 1990. In the same period, some 22 GW of generation has closed.

In November 2000, the UK Government announced that it was relaxing, with immediate effect, its restriction on the construction of new gas-fired generating stations and has subsequently given consent for seven power stations with a combined capacity of 5.3 GW. We have signed 24 connection agreements during the year for nearly 10 GW of potential new generating capacity and 800 MVA of potential new demand, although our past experience indicates that not all of these projects will proceed.

Transmission congestion management


570
Congestion management incentive arrangements introduced
478
356
335
328
267
207
203
down £367m
93 94
94 95
95 96
96 97
97 98
98 99
99 00
00 01

- Congestion management arrangements introduced in 1994 to incentivise us to manage down costs of balancing and securing system
- This year produced profits of £16.8 million as we managed the costs of congestion down to £203 million
- The TSS ended on 26 March 2001 and has been replaced by the Balancing Services Incentive Scheme (BSIS)

UK Transmission capital expenditure 2000/01

(A) New customer connections	17%
(B) Strengthening system infrastructure	28%
(C) Maintaining reliability	40%
(D) Other	15%
Total spend	**£361.2m**[1]

1 Including interest capitalised


A
B
C
D

The new framework for UK Transmission

New electricity trading arrangements

The new electricity trading arrangements introduced on 27 March 2001 represent a fundamental change in the way that electricity is bought and sold in England and Wales. Generators and suppliers now contract directly with each other, rather than selling their output or purchasing their requirements through the Pool.

Our role has also changed fundamentally. We no longer rank generation in order of bid price or issue instructions for its operation. Instead, we fulfil our responsibility for matching generation and demand through a new balancing services activity. We accept from generators and suppliers "bids" (proposed trades to decrease generation or increase demand) or "offers" (proposed trades to increase generation or decrease demand) as necessary to enable us to maintain the balance between generation and demand in real time throughout the day.

The new arrangements have involved significant changes for our control centre. These include the requirement for generators to notify us of their proposed pattern of operation 3½ hours ahead of real time and to "self-despatch" – that is, to operate their plant in accordance with their declared intentions without instructions from National Grid. The secure and economical operation of the power system relies on compliance by generators with their declared intentions, and we therefore monitor their output closely.

Since implementation, it is generally the case that more generation has declared an intention to operate than is required to meet system demand. As a result, approximately 70 per cent of the bids and offers accepted by National Grid in the balancing market have been for reductions in generation or increases in demand. On average, about 75 balancing actions currently take place every hour of the day.

New transmission revenue restriction

To reflect our new responsibilities under NETA, our transmission activities have been separated for regulatory purposes into the two distinct roles of transmission asset owner and system operator:

- As *transmission asset owner* (TO), we are responsible for the development, operation and maintenance of the transmission network, recovering our costs from charges to generators, suppliers and distributors.

  Our revenue from these charges, including a return on capital employed, is regulated by means of a new revenue restriction introduced on 1 April 2001. This permits our total revenue from controlled charges to increase each year in line with the UK Retail Price Index (RPI), minus an efficiency factor, X, which has been set by the regulator at 1.5 from 1 April 2002.

  The new revenue restriction provides us with a stable framework for five years, a year longer than the previous regulatory control. We are confident that we can reduce TO controllable costs by 20 per cent over the five years to March 2006, exceeding Ofgem's targets, through measures including organisational streamlining, the rationalisation of property holdings and the use of new technology to help us to do business in a more cost-effective way.

- As *system operator* (SO), we are responsible for the control of the transmission system, including the balancing services activity and the procurement of the ancillary services required to ensure network security and stability.

  Our revenue from charges to system users for provision of the balancing services activity is regulated by means of a new Balancing Services Incentive Scheme (BSIS) which replaced the TSS on 27 March 2001. The BSIS sets a target for the costs we incur in balancing the network in the period up to 31 March 2002. If we manage costs below £471 million, we will retain 40 per cent of the savings, up to a maximum potential income of £45 million. However, if costs are more than £500 million, we will bear 12 per cent of the excess, up to a maximum potential liability of £15 million.

UK Interconnectors

UK Interconnectors operating profit was £42.8 million in 2000/01 compared with £46.6 million in 1999/2000 and £39.5 million in 1998/99. The level of profit in 1999/2000 reflected exceptionally high levels of Pool capacity payments under the terms of our contracts with Electricité de France and high levels of transfers from France in the first half of that financial year.

France

Availability of the National Grid assets making up the French interconnector was 96.6 per cent in 2000/01, compared with 95.5 per cent in 1999/2000 and 97.3 per cent in 1998/99. In energy terms, a total of 14.1 TWh of electricity were transferred over the interconnector, compared with 14.2 TWh in 1999/2000 and 12.3 TWh in 1998/99.

New contractual arrangements for the use of the French interconnector came into effect on 1 April 2001. The new arrangements provide for the auctioning of blocks of interconnector capacity, on timescales ranging from three years to one day.

Auctions for three-year and annual blocks representing about 50 per cent of the capacity of the interconnector have been completed and will produce income of some £16.5 million in the financial year beginning 1 April 2001. The remaining capacity will be offered in daily auctions throughout the year. The prices realised at auction for this capacity will inevitably reflect the prices available to prospective users in the electricity market and we anticipate that income in 2000/01 may be lower than in previous years.

Scotland

National Grid's transmission network is interconnected with that of ScottishPower UK plc, which in turn is interconnected with that of Scottish and Southern Energy plc. The interconnector has a nominal transfer capability of 1,600 MW, but this can be limited by system conditions to lower levels. Work is in progress to increase the capability of the interconnector to 2,200 MW, but full availability of this increased capability depends on the completion of the new transmission line in North Yorkshire described above.

Availability of the National Grid assets making up the Scottish interconnector was 99.8 per cent in 2000/01, compared with 99.9 per cent in both 1999/2000 and 1998/99. In energy terms, a total of 8.8 TWh of electricity were transferred over the interconnector, compared with 11.8 TWh in 1999/2000 and 10.8 TWh in 1998/99.

Isle of Man

A new 40 MW interconnector linking the Isle of Man electricity system with Norweb's distribution network was commissioned in October 2000 and often carries most of the island's electricity supply. National Grid owns 50 per cent of this joint venture with the Manx Electricity Authority (MEA). The total capacity of the interconnector has been leased to the MEA and our income will be related to its availability.

Interconnectors business development

Where there is potential for trading between electricity markets, we have an opportunity to extract value from our interconnector skills by designing, building and operating new interconnectors. Possible new interconnectors under investigation include a proposed submarine cable between the north-east coast of England and the south-west coast of Norway. We signed a joint development agreement with the Norwegian grid operator Statnett in February 2000 and are discussing with planning authorities in England possible points of connection to our transmission network. Construction of the interconnector, which will have a capacity of about 1,000 MW, could start in 2002 at an estimated cost to National Grid of some £200 million.

Our involvement in the Basslink interconnector project in Australia is described on page 24.

Other activities

Total operating profit from other activities in 2000/01 was £0.8 million, compared with £2.0 million in 1999/2000 and

£29.3 million in 1998/99. Operating profit from other activities in 1999/2000, at £2.0 million, was £27.3 million lower than in 1998/99. This reduction reflects the release to the profit and loss account of £15.2 million of provisions as a consequence of the implementation of Financial Reporting Standard 12: Provisions, Contingent Liabilities and Contingent Assets (FRS 12) and increased losses in our UK and US metering businesses.

Market services

During the year, we concluded that certain of our market services activities were no longer core to our business.

Accordingly, we disposed of Energy Settlement and Information Systems Limited (ESIS), Energy Pool Funds Administration Limited (EPFAL) and of our two energy metering subsidiaries, Datum Solutions in the UK and Teldata in the US. Sales of these businesses gave rise to a net exceptional profit of £20.1 million.

We retain a 75.0 per cent interest in EnMO, which provides the On-the-day Commodity Market (OCM) for gas trading in Great Britain.

Fixed assets in the UK

Agreements with landowners or occupiers are required for the overhead lines and underground cables which make up our network in England and Wales. Approximately 80 per cent of agreements are in the form of terminable wayleaves. The remaining 20 per cent are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment.

Of the 220 sites at which we have substations, 160 are freehold and approximately 60 are leasehold: of leasehold sites, the large majority are substations located on the premises of generators and are held on very long-term leases for nominal rental payments. Of the remaining sites, the majority are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

We own the freehold of the National Grid control centre in Berkshire, the engineering research establishment at Leatherhead in Surrey, the national stores building at Didcot in Oxfordshire and the learning and development centre at Eakring in Nottinghamshire. We have major office buildings in Coventry (125-year ground lease from 1990), London (freehold and 13-year lease from 2000), Leeds (freehold) and Birmingham (freehold).

Electricity networks United States

In the following section, "operating profit" is defined as operating profit before exceptional integration costs and amortisation of goodwill unless otherwise stated.

The total operating profit of National Grid USA in 2000/01 was £293.6 million. This included:

- £154.8 million profit from Distribution;
- £49.6 million from Transmission;
- £61.7 million from stranded cost recovery and generation and £7.9 million from nuclear generation joint ventures;
- £22.3 million from the US-Canada interconnector; and
- £2.9 million from Telecoms.

On 22 March 2000, National Grid acquired NEES, now renamed National Grid USA, at a cost of approximately £2 billion. On 19 April 2000, National Grid USA acquired EUA at a cost of approximately £0.4 billion. The companies were integrated on 1 May 2000. The acquisitions were earnings-enhancing after goodwill amortisation in 2000/01, a year earlier than we expected.

National Grid USA operates a network of approximately 3,000 miles of transmission lines and 31,000 miles of distribution network. Our subsidiary company New England Power (NEP), which incorporates a former EUA company, Montaup Electric, is responsible for the operation of the transmission network and delivery of electricity in bulk to our four distribution companies:

- Massachusetts Electric, which incorporates a former EUA distribution company, Eastern Edison, and serves approximately 1.2 million customers in Massachusetts;
- Narragansett Electric, which incorporates two former EUA distribution companies, Blackstone Valley Electric and Newport Electric, and serves approximately 470,000 customers in Rhode Island;
- Granite State Electric, which serves approximately 39,000 customers in New Hampshire; and
- Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

We have minority interests in two operating nuclear generating units, which we are seeking to divest. We also have a telecommunications company, NEESCom, which installs and leases dark fibre on National Grid USA's infrastructure. For more information about NEESCom, please see page 26.

Operating environment

Electricity industry restructuring

Until 1998, NEP met all the electricity requirements of the distribution companies, operating its own generating capacity and purchasing electricity under long-term contracts for this purpose. The distribution companies in turn supplied electricity to all retail customers within their respective service territories.

From 1998 onwards, the electricity industry in Massachusetts, Rhode Island and New Hampshire was restructured. The retail electricity supply market was opened to competition, giving all electricity delivery customers a choice of supplier. At the same time, National Grid USA was required by the regulatory authorities in these states to divest its generating capacity.

The regulatory settlements permit National Grid USA to recover 100 per cent of NEP's investment in generation-related assets, fossil and nuclear, along with any generation-related regulatory assets. The unrecovered amount – known as stranded costs – is made up of the unamortised generation investments, net of proceeds and related contractual commitments. These stranded costs

are passed on to wholesale customers, including the distribution companies, through a contract termination charge (CTC). The distribution companies in turn are allowed to recover these costs through delivery charges to all retail customers.

Standard offer and default obligations

Under the restructuring arrangements, we are obliged to sell electricity through a standard offer service to retail customers who have chosen not to select an alternative supplier. In 2000/01, 80 per cent of electricity supplied by the distribution companies was on standard offer terms. In addition, we are required to provide a default service to customers who have not selected a power supplier and are not eligible for standard offer service, including customers who initially selected an alternative supplier but now wish to be supplied by their local distribution company and, in Massachusetts, new customers.

Almost all of the electricity required to supply standard offer customers is purchased under long-term contracts. Electricity to meet the requirements of default service customers is purchased on the wholesale market. During 2000/01, the costs of purchasing electricity to meet the requirements of standard offer and default customers rose significantly as a result of increases in oil and gas prices.

Under regulatory orders, electricity purchase costs for the default service are passed on to customers. The standard offer terms provide for adjustment in response to fuel prices, subject to regulatory approval. After regulatory hearings in each state, the distribution companies have been permitted to increase their standard offer rates to align revenues with the cost of purchasing electricity.

NEP has a continuing obligation until 2009 to provide a transitional electricity supply to new customers (since January 1998) in Rhode Island in return for a formula-based rate. It is uncertain whether the revenues collected through the formula rate will cover the costs of meeting this obligation. Due to current high market prices for electricity, NEP incurred losses of approximately $4.7 million in 2000/01 in providing these transitional supplies.

The California energy crisis

The increases in oil and gas prices, as well as the inability of generating companies to meet customer demand, have contributed to the energy crisis in California. There have been widespread power shortages and a subsidiary of Pacific Gas and Electric (PG&E), a major utility in the state, has filed for bankruptcy protection.

Other factors contributing to the crisis are that:

- no significant new generating capacity has been completed in California in the past 10 years, despite an expanding state economy;
- California has high reliance on imports of electricity from other Western states, but imports have been restricted because of low rain/snowfall in hydro areas and increased demand within the Western states;
- distribution companies have faced dramatic increases in wholesale electricity prices and have, until recently, been unable to adjust their charges to retail customers because of California's restructuring laws; and
- until recently, utilities in California have been obliged to buy all of their supply on a daily or spot market basis.

The problems encountered in California have not been experienced in the north-eastern US where the regulatory arrangements for the electricity industry are fundamentally different. In addition:

- the construction of new generating capacity in the north east has continued, reducing the region's dependence on electricity imports;
- the value of establishing long-term electricity purchase contracts is recognised by our regulators and we therefore have long-term contracts to meet most of our supply obligations to customers; and

- the terms of our rate plans, as approved by the New England regulators, allow us to recover the costs of wholesale power from customers.

For these reasons, we do not believe that the north east is at risk to the severe difficulties being encountered in California.

System development

We continue to experience strong load growth, especially in the commercial sectors, but growth could be adversely affected by a general slowdown in the US economy.

During 2000, we completed a new 115 kV underground cable and extensions to an existing substation to ensure a reliable electricity supply to the city of Quincy in Massachusetts. To meet customer demand, we have identified a need for 12 new substations over the next few years, of which six are already under construction.

An automated meter-reading project to enable us to retrieve monthly usage information electronically is currently in progress. Approximately 300,000 residential customer meters are being converted in Rhode Island. The project in Rhode Island is scheduled for completion by the end of 2001. Currently, most of the units that have been installed are being read by specially-equipped vehicles. Work has recently begun in Massachusetts to convert 800,000 meters by 2003.

Operations

In May 2000, we began service quality monitoring programmes with state regulators in Massachusetts and Rhode Island which compare actual performance to historical results and encourage continued improvements in the areas of reliability, customer service, safety and line losses. Overall performance during 2000 was strong, especially in the areas of customer satisfaction and reliability. The programme is measured on a calendar year basis and overall results of the programme between 1 May and 31 December 2000 can be found under "Massachusetts Electric" and "Narragansett Electric" below.

Distribution

Financial performance

Distribution operating profit for 2000/01 amounted to £154.8 million. This performance reflects volume growth of 2.4 per cent over the same period last year.

Regulation of distribution rates

New distribution rate plans came into force on 1 May 2000 for Massachusetts Electric and Narragansett Electric to reflect their integration with former EUA subsidiaries.

Massachusetts Electric

Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy (MDTE), distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, changes in distribution rates will be linked to changes in the regional average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared between customers and Massachusetts Electric in 2010 to 2019.

The rate plan also includes annual service quality incentives and penalties based on performance in areas including reliability and customer satisfaction. Results from operating performance between 1 May and 31 December 2000 allowed Massachusetts Electric to accrue $3.7 million in service quality incentives, which are eligible to be collected from customers and reflected in earnings if and when the company accrues an aggregate of $20 million of such incentives, net of any penalties.

Narragansett Electric

Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission (RIPUC), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 2004. During the rate freeze, Narragansett is permitted

to retain earnings up to 12 per cent return on equity. Any earnings between 12 per cent and 13 per cent will be shared equally with customers. If earnings exceed 13 per cent, the excess will be divided between customers and the company, with customers receiving 75 per cent.

After 2004, distribution rates will be set by the RIPUC in accordance with Narragansett's cost of service, but the company will be able to include in its cost of service its share of the efficiency savings produced by the merger of Blackstone Valley and Newport Electric into Narragansett. The merger savings will be determined in a proceeding before the RIPUC in either 2002 or 2003. Narragansett will be permitted to include 50 per cent of the savings as an expense in its cost of service from 2004 until 2019, subject to verification in 2007.

The Narragansett rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. Operating performance between 1 May and 31 December 2000 resulted in a net offset of $0.1 million, and accordingly there was no cumulative penalty as of 31 December 2000.

Granite State Electric and Nantucket Electric

The current rates for Granite State Electric became effective in July 1998. Nantucket Electric's distribution rates are linked to Massachusetts Electric's rates and became effective on 1 May 2000.

Transmission

Financial performance

US Transmission contributed £49.6 million to total operating profit in 2000/01.

Transmission rates

NEP's rates are subject to regulation by the Federal Energy Regulatory Commission (FERC). For the most part, NEP's current unbundled rates consist of CTCs and transmission charges. NEP's transmission charge of approximately 0.5 cents per kWh is determined by a formula designed to enable NEP to recover its actual costs, plus a return on actual capital employed.

Transmission business development

National Grid USA participates in the New England Power Pool (NEPOOL). NEPOOL co-ordinates the operation of its members' generation and transmission facilities. The despatch of generation across New England is carried out by an independent system operator, ISO New England.

We presented to the FERC in January 2001 a joint proposal, with ISO New England and other utilities in New England, for a Regional Transmission Organisation (RTO) in the north-eastern US. The RTO would consist of an Independent System Operator with responsibility for administering a competitive wholesale market in electricity and an Independent Transmission Company (ITC) offering transmission services and undertaking transmission network development and the provision of connections for new generation. The proposal responds to the FERC's objective, set out in its "Order 2000", of separating transmission operations from market participation and would give the ITC, of which National Grid USA would be a member, financial incentives to deliver greater value for customers and shareholders.

Separately, National Grid USA is interested in becoming the independent managing member of the proposed Alliance RTO, which will manage the transmission systems of ten companies in 11 states outside the north east. In order to fulfil this role, National Grid USA must establish that it is not an electricity market participant in the region to be served by the Alliance RTO and has applied to the FERC for a declaratory order to that effect. The FERC is expected to issue its decision by the end of July 2001.

Interconnectors

Financial performance

US Interconnectors have contributed £22.3 million to total operating profit in 2000/01.

Hydro Quebec interconnector
The electricity networks in New England are interconnected with that of Hydro Quebec in Canada by means of a 450 kV DC interconnection. The nominal transfer capability is currently 1,800 MW, but operational capacity can be restricted by operating limitations in neighbouring power pools.

Part of this interconnector, located in New Hampshire, is owned and operated by a wholly-owned subsidiary of National Grid USA. Through two other subsidiary companies, we have an ownership interest of some 54 per cent in the expanded second phase of the interconnector, consisting of approximately 133 miles of high-voltage DC transmission line, an alternating current terminal and related facilities in New Hampshire and Massachusetts.

With other NEPOOL participants, NEP has entered into support agreements which guarantee its share of debt financing for the second phase of the interconnector. At 31 March 2001, NEP had guaranteed approximately $18 million of project debt with terms until 2015. NEP's rights and obligations under its support agreements were transferred to the purchaser of its non-nuclear generation. In addition, as a result of the National Grid USA acquisition of EUA, at 31 March 2001 NEP had guaranteed an additional $4 million originally guaranteed by Montaup Electric. NEP remains a guarantor under the support agreement until 2020.

Stranded cost recovery and generation
Under settlement agreements reached with its regulators as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its efforts to exit the generation business. The return on our stranded cost recovery and generation segment contributed £61.7 million to Group operating profits in 2000/01.

Generation investments
Sale of nuclear generating units still in operation
In November 1999, NEP entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP in relation to the operation of Millstone 3. As part of this agreement, NU undertook to sell by auction 92.7 per cent of Millstone 3, including NEP's 16.2 per cent share. National Grid USA would receive a guaranteed price, irrespective of the price actually received at auction. Millstone 3 was subsequently sold to Dominion Resources, Inc. for a total of approximately $855 million (£602 million) and, in accordance with the agreement, National Grid USA received proceeds of $27.9 million (£19.6 million).

Regulators in Rhode Island filed a protest at the FERC contending that National Grid USA's share of the proceeds was insufficient. The FERC determined that the protest was outside the scope of the sale approval process and approved the sale, which was completed on 31 March 2001. While the Rhode Island regulators may reassert their protest, we are now free of obligations relating to the unit, including future decommissioning liabilities. We had already recovered the stranded costs associated with our investments in nuclear generation and net proceeds from the sale will therefore reduce the level of future CTC charges to our customers.

The transaction represents an important step forward and gives grounds for optimism that purchasers will be forthcoming for Vermont Yankee (of which we own 22.5 per cent) and Seabrook 1 (of which we own 10.0 per cent). Until the sales of these units are complete, we will share with customers, through CTCs, 80 per cent of the revenues and operating costs relating to our interests in these units, with the remaining 20 per cent going to our operating profit or loss.

Nuclear units permanently shut down
We own minority interests in three nuclear generating units which are permanently shut down. These are Yankee Atomic (of which we own 34.5 per cent); Maine Yankee (of which we own 24.0 per cent); and Connecticut Yankee (of which we own 19.5 per cent). In each case, we pay an amount equal to our ownership share of the costs of the plant, including unfunded decommissioning

costs, and a return on equity. We are permitted under regulatory agreements entered into at the time of electricity industry restructuring to recover all of these costs from wholesale customers.

Nuclear decommissioning

We are liable for our share of the decommissioning costs of all the nuclear generating units in which we retain an interest. These include the estimated costs of decontaminating the units and dismantling the uncontaminated portions. Our share of the projected decommissioning costs for Seabrook 1 is recovered through depreciation expense. We are also paying our share of the projected decommissioning costs of Vermont Yankee, Yankee Atomic, Maine Yankee and Connecticut Yankee through our power purchase agreements with the operators.

For each remaining nuclear unit in which we have an ownership interest, a trust fund has been established into which payments are being made to meet the estimated costs of decommissioning. However, actual decommissioning costs may exceed the estimated amounts. We will recover decommissioning costs through CTCs and, as we dispose of our remaining interests in operating nuclear units, will seek to transfer to the purchaser liability for decommissioning, together with our share of the decommissioning trust fund.

Disposal of spent nuclear fuel

The US Department of Energy is responsible for the disposal of spent nuclear fuel. We pay fees to the Federal Government based on our share of the net generation of Seabrook 1 and Vermont Yankee, recovering substantially all of these costs from customers through CTCs. However, the Department of Energy is not expected to have a temporary or permanent repository for spent nuclear fuel before 2010 at the earliest. Many utilities, including Yankee Atomic, Connecticut Yankee and Maine Yankee, are plaintiffs in ongoing litigation related to the Department of Energy's failure to accept spent nuclear fuel and any recovery from the proceedings, after litigation expenses and taxes, will be returned to customers.

Businesses held for resale

In October 2000, National Grid USA completed the sale of EUA Ocean State Corporation, a wholly-owned subsidiary holding a 29.9 per cent interest in two gas-fired generating units in northern Rhode Island.

In January 2001, National Grid USA completed the sale of the assets from two unregulated subsidiaries, *All*Energy, a wholly-owned marketing subsidiary, and EUA Cogenex, a wholly-owned energy management subsidiary.

Fixed assets in the US

Substantially all of the properties and franchises of Massachusetts Electric and Narragansett Electric are subject to the liens of indentures under which mortgage bonds have been issued. The majority of transmission lines are located upon rights of way that the National Grid USA companies maintain under perpetual easements or fee ownership (freehold). Substations are principally located on properties owned in fee. Subsidiaries of National Grid USA own in fee the offices located in Westborough and Northborough, Massachusetts.

Acquisition of Niagara Mohawk

On 5 September 2000, we announced that we had entered into an agreement to acquire Niagara Mohawk. The acquisition was approved by Niagara Mohawk shareholders on 19 January 2001 and by National Grid's shareholders on 29 January 2001. The expected acquisition cost at the time of announcement was approximately $3 billion (approximately £2 billion).

Our strategy

The acquisition of Niagara Mohawk provides us with a major opportunity to create further value for shareholders. It represents a very good fit with our existing US electricity businesses, consolidates our position in the north-eastern US and offers us substantial opportunities for improved financial performance.

Niagara Mohawk's operations and administration will be integrated into National Grid USA. As a result, we expect to achieve integration cost savings of approximately $90 million (£63 million) a year, of which we estimate that about half will be achieved in the first full financial year after completion. The total level of annual integration cost savings represents some 10 per cent of the combined controllable cost bases of National Grid USA and Niagara Mohawk. We expect to achieve the full amount of these cost savings within four years of completion.

Niagara Mohawk currently has a relatively high cost structure, offering us the opportunity to enhance performance in the core electricity transmission and distribution businesses. We will work with the New York Public Service Commission (NYPSC) to structure long-term rate plans that benefit customers and shareholders and include incentives for cost control and good customer service.

The acquisition will more than double the size of our US operations, making us the largest US electricity business focused exclusively on transmission and distribution. Following the acquisition, more than half our total operating profits will be derived from the US, where we are able to achieve higher returns on investment than in the UK.

The acquisition will also give us opportunities to develop our transmission activities, with further potential upsides arising from the opportunity to extend NEESCom's business into New York State.

About Niagara Mohawk

Niagara Mohawk is an electricity and natural gas utility in central, northern and western New York State. In terms of customer numbers, it is similar in size to National Grid USA, serving more than 1.5 million electricity customers. It also has over 0.5 million retail gas customers in the residential and business sectors and a growing number of wholesale customers for whom it transports gas purchased direct from suppliers.

Niagara Mohawk's electricity system, which is interconnected with that of National Grid USA, consists of over 9,000 miles of transmission lines and 118,000 miles of distribution network. Niagara Mohawk has investments in telecommunications through its shareholding in Telergy, and in energy-related and services businesses. In addition, it has a 50 per cent ownership interest in Canadian Niagara Power, an Ontario-based utility.

In the year ended 31 December 2000, Niagara Mohawk reported earnings before interest, tax, depreciation and amortisation (EBITDA) of $1.1 billion (£0.8 billion) on revenues of $4.5 billion (£3.2 billion) and had net assets of $3.2 billion (£2.3 billion) at that date.

Niagara Mohawk's regulatory framework

Niagara Mohawk has opened its market to retail competition under agreements with its regulator, the NYPSC, which provide for reductions in residential, commercial and industrial rates. From September 2000, Niagara Mohawk has been allowed to recover the vast majority of its stranded costs. From September 2001, it will be able to pass through to customers the commodity cost of power. Niagara Mohawk also has a three-year gas rate agreement with NYPSC which provides for certainty of rates, the pass-through of commodity and transportation costs to customers and the possibility of improved returns on investment.

We are discussing with the NYPSC a ten-year rate plan, to come into effect on completion of the acquisition, which will include provisions for the recovery of wholesale power costs similar to those in the existing rate agreements.

Disposal of nuclear generating units

Niagara Mohawk currently owns 100 per cent of Nine Mile Point Nuclear Power Station No. 1 and 41 per cent of Nine Mile Point Nuclear Power Station No. 2. In December 2000, it agreed to sell these assets to Constellation Nuclear, a wholly-owned subsidiary of Constellation Energy Group Inc., for a total of $610 million.

This is made up of a purchase price of $524 million and interest payments of $86 million. Of the purchase price, $262 million will be paid in cash at closing and a further $262 million in principal and $86 million in interest will be paid in five annual instalments thereafter. All payments are subject to purchase price adjustments at closing under the terms of the sale agreement. On completion of the sale, Niagara Mohawk will transfer to Constellation Nuclear its existing decommissioning funds.

Constellation Nuclear will take responsibility for all future decommissioning costs and Niagara Mohawk will have no further obligation to pay decommissioning costs. As part of the transaction, Constellation Nuclear will provide electricity to Niagara Mohawk for approximately 10 years.

The sale is the result of a competitive auction process in accordance with the wishes of the NYPSC and is subject to various regulatory approvals. The sale is expected to complete during 2001.

Next steps

Our acquisition of Niagara Mohawk cannot be completed until a number of conditions have been satisfied. These include the grant of regulatory and other consents and approvals from regulatory bodies in the US, including the FERC, NYPSC and the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. Discussions are in progress with the regulatory bodies concerned.

Prior to completion, National Grid will carry out a corporate restructuring by means of a Scheme of Arrangement under the terms of the UK Companies Act 1985. On the implementation of the Scheme of Arrangement, National Grid shareholders will receive, in exchange for their existing ordinary shares, the same number of ordinary shares in a new holding company (currently known as New National Grid). The Scheme of Arrangement requires the approval of National Grid's shareholders and Court sanction in the UK and is expected to become effective later in 2001.

Rising demand vs fault rates: Argentina


80
75
70
65
60
55
50
1.8
1.5
1.2
0.9
0.6
0.3
0
1.48
0.67
0.60
0.59
0.47
0.25
0.69
94 95 96 97 98 99 00
Year to 31 December
System demand TWh
Faults per 100km of line per year

Other electricity businesses and projects

Transener and Transba

Our transmission joint venture in Argentina has again performed well. Our share of its operating profit was £14.3 million, compared with £10.4 million in 1999/2000 and £8.5 million in 1998/99.

As the registered operator of the principal electricity transmission system in Argentina, Transener has regulatory incentives to improve the reliability of its transmission network against a background of rising demand for electricity. Service quality within Transener's control was good during 2000, but tornadoes caused severe damage to the system, including the collapse of more than 60 transmission towers. As a result, Transener incurred increased costs and regulatory penalties.

Transener owns Transba, the transmission system for the province of Buenos Aires, which experienced similar weather-related problems during the year. Transener and Transba are seeking modifications to their regulatory incentives to provide exemption from penalties arising from future tornado damage.

Our stake in Transener is held through our 42.5 per cent interest in its holding company Citelec, which has a 65 per cent interest in Transener. The other shareholders in Citelec are Perez Companc with 42.5 per cent; Taico with 7.5 per cent; and Inter Rio Holdings with 7.5 per cent.

Copperbelt Energy Corporation

Our joint venture company Copperbelt Energy Corporation (CEC) has performed well. Our share of operating profit was £4.3 million, compared with £4.0 million in 1999/2000 and £4.1 million in 1998/99. Profits in 1999/2000 were affected by restructuring expenses.

CEC owns and operates a network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. The privatisation of the copper mines was completed in March 2000 and, as we expected, CEC has benefited from increased mining activity and hence demand for electricity. CEC has already provided connection for a new cobalt plant and another new connection is expected as the Copperbelt mining industry is redeveloped.

We have a 38.6 per cent interest in CEC, with the remaining interests being split between Cinergy (38.6 per cent), the Zambian government (20 per cent) and directors of CEC (2.8 per cent).

Basslink

In February 2000, we were selected by the Basslink Development Board to design, construct, operate and maintain the Basslink, a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland. Work has progressed during the year on the selection and environmental assessment of routes for the land-based sections of the interconnector in consultation with local communities and government representatives. Construction is expected to begin at the end of 2001 for completion by the end of 2003. National Grid's total investment in the project is estimated to be £200 million.

Energis ownership

(A) National Grid	32.7%
(B) Others	67.3%


A
B

Energis Polska ownership

(A) National Grid	23.75%
(B) Energis	23.75%
(C) PKP	42.50%
(D) Centrala	10.00%


A
B
C
D

Intelig ownership

(A) National Grid	50%
(B) Sprint	25%
(C) France Telecom	25%


A
B
C

Telecommunications networks

Strategy

Our skills are in designing, constructing and maintaining telecommunications networks. We work with experienced partners with complementary skills in providing, developing and marketing products, focusing on high-margin data services for business customers. We look for markets where competition is being introduced into the telecommunications sector and where forecast growth in demand for telecommunications and data services is under-provided by the existing network.

Telecommunications investments are capital intensive and loss-making in their start-up stages, but offer the opportunity to create value in the longer term through capital appreciation.

Energis

Energis has reported another strong performance. Turnover in 2000/01 was £840.4 million, compared with £494.0 million in 1999/2000 and £285.6 million in 1998/99. Earnings before interest, taxation, depreciation and amortisation (EBITDA) were £141.7 million, compared with £92.6 million in 1999/2000 and £49.7 million in 1998/99. Our share of its operating profit/(loss) before amortisation of goodwill was £5.1 million, compared with £1.3 million in 1999/2000 and £(9.6) million in 1998/99.

Energis offers a wide range of national and international communications services, including basic and advanced telephony and data services, primarily to the business market. Energis has expanded by using its technological and cost advantages, allied to high-quality products and services, and is now building a position as a significant communications provider to the business and internet markets in Continental Europe.

Our investment in Energis has created significant value for shareholders. Our net cash investment was £0.5 billion up to its flotation in December 1997 and we have since extracted cash of £2.2 billion.

We made an essential contribution to Energis in the early years of its development, creating its backbone network and providing it with the right management to take the business forward. Our strategic role in its development is now complete and we intend to dispose of our remaining interests as suitable opportunities arise.

Energis Polska

Energis Polska, our Polish joint venture with Energis and local partners, will develop and provide a range of telecommunications services primarily focused on business customers.

Energis Polska has now received its data and voice licences and is developing a state-of-the-art broadband telecommunications network. This will be based largely on existing optical fibre leased from the Polish national railway company Polskie Koleje Panstwowe (PKP), another of the joint venture partners, and will connect major cities across Poland and interconnect with Energis' European network. An internet datacentre is being constructed in Warsaw and will be launched with Energis' pan-European internet and voice backbone network. The launch of services is now planned for June 2001.

At 31 March 2001, the carrying value of our investment in Energis Polska was £27.9 million. We currently hold a 23.75 per cent stake but, following ratification by PKP and the approval of the Polish courts, this is expected to increase to approximately 48.75 per cent to reflect the conversion of part of the debt owed by Energis Polska into additional shares.

Intelig

Intelig is our Brazilian telecommunications joint venture with Sprint and France Telecom. Following the cancellation of its proposed merger with MCI, Sprint is again participating actively in Intelig after a nine-month absence enforced by the Brazilian regulator. All three shareholders have reaffirmed their commitment to the business and strengthened their management contribution.

Business review continued

Manquehue net ownership

(A) National Grid	30.0%
(B) Williams Communications	16.5%
(C) MetroGas	25.5%
(D) Rabat Family	21.2%
(E) Xycon	6.8%


A
B
C
D
E

Silica Networks ownership

(A) National Grid	50.0%
(B) Williams Communications	30.1%
(C) Manquehue net	19.9%


A
B
C

We announced in November 2000 that operating losses for the first half of the year, at £69.7 million, were higher than expected. Several factors contributed to this position, including a higher than expected proportion of low-margin, off-peak voice traffic and difficulties with billing and revenue recovery.

Operating losses for the second half of 2000/01 were reduced to £48.3 million, bringing to £118.0 million our share of Intelig's operating losses in 2000/01, compared with £44.1 million in 1999/2000. The reduction in losses was achieved through a combination of actions by Intelig, including the introduction of revised tariffs, the establishment of co-billing arrangements with other telecoms companies and reduced expenditure on advertising. We expect 2000/01 to be the peak year of operating losses.

Development of Intelig's network has continued during the year. The completion of the "quadrangle" linking Rio de Janeiro, São Paulo, Brasília and Belo Horizonte and of fibre routes in the north of the country will help to reduce Intelig's dependence on interconnects and leased lines.

At 31 March 2001, the carrying value of our investment in Intelig was £164.8 million, excluding short-term loans.

Manquehue net

Manquehue net (formerly Telefonica Manquehue) is our joint venture providing local and long-distance telecommunications and internet services in Chile. Our share of operating losses before amortisation of goodwill in 2000/01 was £0.7 million.

The company has launched new products and services during the year. By 31 March 2001, Manquehue net had over 81,000 lines in service and more than 10,000 active internet subscribers, principally in Santiago.

At 31 March 2001, the carrying value of our investment in Manquehue net was £49.2 million.

Silica Networks

Silica Networks (formerly Southern Cone Communications), our joint venture with Manquehue net and Williams Communications, offers wholesale voice and data transmission services to existing and new carriers and to other corporations. Our share of operating losses in 2000/01 was £1.6 million.

Silica Networks is developing a broadband communications loop to link Buenos Aires in Argentina to Santiago in Chile and connect the major cities in Argentina along the route. The northern arc of the network became fully operational in May 2001, with a full Buenos Aires to Santiago link scheduled to become operational in July 2001.

At 31 March 2001, the carrying value of our investment in Silica Networks was £33.1 million.

NEESCom

National Grid USA's subsidiary company NEESCom is a telecommunications infrastructure provider. Its operating profit before goodwill amortisation in 2000/01 was £2.9 million. Its current network is primarily in Massachusetts and Rhode Island, but NEESCom is building to Albany, New York, and expects to complete this build by the end of 2001.

Environment

As a responsible company, we recognise that minimising our impact on the environment is an essential part of our business. By balancing this with the social and economic benefits provided by our services, we are seeking to contribute to a more sustainable future.

Reducing our impacts

Where appropriate, we implement Environmental Management Systems (EMS) certified to ISO 14001 standard to help us eliminate unnecessary environmental impacts. The EMS covering our UK operations was certified in May 2000 and the first surveillance audit took place in December 2000.

During 2000/01, our US operations have implemented an EMS across the transmission and distribution operations. Certification is expected in June 2001 for the transmission functions, while a decision on the timing of certification for the distribution functions is expected during 2001.

Our joint venture Transener is currently working on an EMS. We will implement an EMS for Basslink if the project receives the appropriate approvals.

Checking our performance

Alongside the EMS programme, we have a Group-wide environmental audit programme to check that our policies, procedures, operating practices and assets are sound. The results of these audits are reported to the Audit Committee.

Reporting on progress

We are committed to reporting on our environmental performance. In December 2000, we published our annual Environmental Performance Report for our UK operations. In 2001/02, we will publish reports for our UK and US operations covering both environmental and social matters.

How we address environmental issues

Preventing water pollution

Transformers and underground cables contain oil which may, in exceptional circumstances, pose a risk to the environment and in particular to adjacent surface waters or groundwaters. In the UK, we are upgrading containment systems and installing new oil/water separators at our substations and refurbishing cable joint bays in sensitive areas to reduce the risk of leakage. In the US, we have completed a programme of spill containment, control and countermeasures at over 300 substations and put in place oil release contingency plans for cables.

Our proactive approach also extends to our joint ventures such as CEC in Zambia, where we are installing new containment systems at substations.

We will be auditing our ability to respond to oil spills to highlight areas of best practice that can be transferred across the Group.

Site assessment and remediation

In the US, we are actively addressing pollution, principally at manufactured gas sites associated with past activities of predecessor companies of National Grid USA, which until the early 1970s was a combined electricity and gas utility. We are aware of approximately 51 such sites, mainly in Massachusetts. We have reported the existence of all manufactured gas sites of which we are aware to state environmental regulatory agencies and we are engaged in various stages of investigation and remediation at approximately 22 sites. We are aware of other possible hazardous waste sites and may in the future become aware of further sites which we may be held responsible for remediating.

Our success in remediating these sites has been recognised by the state environmental regulatory agencies, particularly as we have aimed to remediate land to return it to economically viable use.

UK: accident frequency rate/lost time accidents


Accident frequency rate (per 100,000 hours worked)
Lost time accidents
1.4
1.2
1.0
0.8
0.6
0.4
0.2
70
60
50
40
30
20
10
92/93
93/94
94/95
95/96
96/97
97/98
98/99
99/00
00/01

In Massachusetts, a regulatory agreement provides for recovery from customers of the remediation costs of former manufactured gas sites and certain other hazardous waste sites. Qualified costs relating to these sites are paid out of a special fund to which rate-recoverable contributions are added annually, together with interest, lease payments and any recoveries from insurers and other third parties. During 2000/01, rate-recoverable contributions added to the fund amounted to $3.3 million, bringing to $51.7 million (£34.9 million) the balance of the fund at 31 March 2001.

In Rhode Island, a regulatory agreement provides for the recovery from customers of the remediation costs of former manufactured gas plants. Qualified costs are paid out of a special fund to which rate-recoverable contributions are added annually, together with interest and other recoveries. During 2000/01, rate-recoverable contributions added to the fund amounted to $0.8 million, bringing to $0.5 million (£0.3 million) the balance of the fund at 31 March 2001.

It is difficult to predict the cost of investigating and remediating hazardous waste sites or the proportion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by National Grid USA. We do not believe that liabilities for hazardous waste sites of which we are aware but which are not covered by a rate agreement are material to our financial position.

In the UK, we have completed land contamination surveys at 90 of those substations considered to have a high risk of contamination with oil from past activities. At 20 of these sites, potential risks to the environment have been identified and a programme to establish the full extent of remediation work required started in April 2001.

Public concerns about EMF

We recognise that the public has concerns about the possible health effects of the electric and magnetic fields (EMF) that arise from, amongst other sources, the transmission, distribution and use of electricity. Research into this issue has been in progress across the world for many years.

The European Union Council of Ministers has adopted a Recommendation on the limitation of exposure of the general public to EMFs, based on guidelines issued in 1998 by the International Commission on Non-Ionising Radiation Protection (ICNIRP). The Recommendation, which contains certain qualifications, is addressed to the governments of EU member states rather than to individual companies. The UK Government is considering how the qualifications should be interpreted and how, if at all, the recommendations should be implemented in the UK.

We carry out our operations in the UK in line with guidance issued by the National Radiological Protection Board (NRPB), an independent statutory body, which has stated that it is considering the implications for its guidance of the Recommendation.

In Argentina, Transener complies with the requirements of a Government resolution on EMF.

Looking beyond our own operations, we evaluate the findings of all external studies on EMF, making information available throughout the Group. We also provide financial support for independent research, through a research trust in the UK, through the Electric Power Research Institute in the US and through various epidemiological research projects.

Preservation of amenity

National Grid is required by the UK Electricity Act 1989 to publish a statement, known as its Schedule 9 Statement, setting out the manner in which it intends to fulfil its obligation to preserve amenity when considering proposals for the development of the transmission network. Following discussion at the Annual General Meeting in July 2000, we have consulted shareholders and other stakeholders on the revision of our current Schedule 9 Statement, originally published in 1991, and will publish a new Statement in the Summer of 2001.

US[1]: accident frequency rate/lost time accidents


1.4
1.2
1.0
0.8
0.6
0.4
0.2
Accident frequency rate (per 100,000 hours worked)
Lost time accidents
70
60
50
40
30
20
10
92 92 93 93 94 94 95 95 96 96 97 97 98 98 99 99 00[2] 00[2]
Calendar year

1 Excludes generation-related accidents from 1992 to 1998
2 On 1 May 2000, the operating companies of EUA were merged into the operating companies of National Grid USA, which resulted in a 15 per cent increase in the number of employees

Occupational health and safety

We recognise the importance of occupational health and safety management and believe that work-related injuries and illnesses are preventable. We are determined to manage risk effectively in all our operations and to ensure that our activities, services and products do not harm employees, contractors, customers or members of the public.

To assist in the achievement of these objectives across our businesses internationally, we established a Group-wide health and safety forum during the year. This met for the first time in November 2000 and was attended by representatives from the UK, the US, Argentina, Brazil and Zambia. Arising out of this forum, we are establishing a Group-wide health and safety audit programme to ensure that the requirements of our occupational health and safety policy are being followed. These audits are additional to internal health and safety audits carried out within individual operating companies.

In the UK, we are committed to implementing the requirements of the British Standard Specification OHSAS 18001 on Occupational Health and Safety Management Systems as a way of further improving our health and safety performance. In the US, we are obtaining a full outside assessment of our safety programme to strengthen our safety system and are also exploring ISO 18001 conformance.

National Grid in the community

We are mindful that the presence of our physical installations and operating activities can have a significant impact on local communities. For this reason, we undertake a wide range of activities designed to increase understanding of our role, while allowing us to maintain and develop our relationships with our stakeholders. We seek to be a good corporate citizen focusing on our three-fold responsibility for our environmental, social and economic impacts.

In the UK, we have 12 environmental education centres which operate in partnership with local education authorities and other community and environmental groups. Other UK activities include the National Grid Tree Warden Scheme, the Community 21 Programme, which provides annual grants to local councils and residents to fund sustainable development projects, and a variety of educational and training initiatives.

Our US programme of corporate giving and community involvement supports initiatives ranging from school education programmes to the recent donation of Rome Point, a 230-acre parcel of waterfront land to the State of Rhode Island for the creation of a nature preserve.

Five-year financial summary

The financial summary set out below has been derived from the audited consolidated accounts of NGG for the five financial years ended 31 March 2001. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review.

	Year ended 31 March				
	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Summary Group profit and loss account					
Amounts in accordance with UK GAAP					
Group turnover – Continuing operations	**3,799.7**	1,614.7	1,514.2	1,519.3	1,369.5
– Discontinued operations	**–**	–	–	90.1	88.0
	3,799.7	1,614.7	1,514.2	1,609.4	1,457.5
Operating costs	**(3,084.1)**	(1,042.6)	(937.5)	(1,074.9)	(801.1)
Operating profit/(loss) – Continuing operations	**715.6**	572.1	576.7	562.9	710.6
– Discontinued operations	**–**	–	–	(28.4)	(54.2)
Operating profit of Group undertakings	**715.6**	572.1	576.7	534.5	656.4
Share of joint ventures' and associate's operating (loss)/profit	**(103.5)**	(33.5)	0.7	1.3	-
Operating profit					
– Before exceptional integration costs and goodwill amortisation	**731.9**	546.5	579.9	535.8	656.4
– Exceptional integration costs	**(45.3)**	–	–	–	–
– Goodwill amortisation	**(74.5)**	(7.9)	(2.5)	–	–
Total operating profit	**612.1**	538.6	577.4	535.8	656.4
Other exceptional items	**263.0**	1,027.3	839.2	107.1	–
Net interest	**(250.6)**	(64.9)	(118.5)	(61.7)	(59.1)
Profit before taxation	**624.5**	1,501.0	1,298.1	581.2	597.3
Taxation – Excluding exceptional items	**(85.8)**	(123.1)	(120.3)	(133.5)	(176.2)
– Exceptional items	**235.4**	(229.5)	(162.8)	–	–
	149.6	(352.6)	(283.1)	(133.5)	(176.2)
Profit after taxation	**774.1**	1,148.4	1,015.0	447.7	421.1
Minority interests	**(5.1)**	–	–	–	–
Profit for the year	**769.0**	1,148.4	1,015.0	447.7	421.1
Dividends – Ordinary	**(223.0)**	(205.5)	(192.0)	(189.2)	(190.7)
– Other	**–**	–	–	(768.6)	–
	(223.0)	(205.5)	(192.0)	(957.8)	(190.7)
Retained profit/(loss)	**546.0**	942.9	823.0	(510.1)	230.4
Earnings per ordinary share					
– Basic, including exceptional items and goodwill amortisation	**52.1p**	78.0p	69.2p	26.5p	24.7p
– Basic, excluding exceptional items and goodwill amortisation	**26.5p**	24.3p	23.3p	20.2p	24.7p
– Diluted, including exceptional items and goodwill amortisation	**49.5p**	73.4p	65.2p	26.3p	24.5p
– Diluted, excluding exceptional items and goodwill amortisation	**25.8p**	23.8p	22.7p	20.0p	24.5p
Ordinary dividends per share	**15.08p**	13.94p	13.07p	12.07p	11.13p
Interest cover (times)*	**2.9**	8.4	4.9	8.7	11.1
Dividend cover – ordinary dividends (times)*	**1.8**	1.7	1.8	1.7	2.2

*Excluding exceptional items and goodwill amortisation

	Year ended 31 March				
	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Summary Group balance sheet					
Amounts in accordance with UK GAAP					
Fixed assets	**7,763.8**	6,302.0	3,347.6	3,233.3	3,165.5
Current assets	**2,218.8**	2,464.8	1,746.3	384.0	368.2
Total assets	**9,982.6**	8,766.8	5,093.9	3,617.3	3,533.7
Creditors and provisions	**(6,465.0)**	(5,822.7)	(3,141.4)	(2,492.9)	(1,915.4)
Net assets employed/total shareholders' funds	**3,517.6**	2,944.1	1,952.5	1,124.4	1,618.3
Equity shareholders' funds	**3,475.8**	2,909.0	1,952.5	1,124.4	1,618.3
Net debt	**3,918.2**	2,663.6	703.4	1,465.3	847.0
Gearing*	**111%**	90%	36%	130%	52%
Allotted, called up and fully paid ordinary shares – number	**1,484.6m**	1,484.6m	1,477.9m	1,474.4m	1,458.3m**
– nominal value	**174.7**	174.7	173.9	173.5	171.6

*Gearing is calculated as net debt divided by total shareholders' funds

**as adjusted for a 17 for 20 share consolidation carried out in February 1998

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Summary Group cash flow statement					
Net cash inflow from operating activities	**810.6**	682.0	605.9	627.2	846.6
Dividends from joint ventures	**20.3**	4.5	3.1	0.4	0.7
Net cash outflow for returns on investments and servicing of finance	**(306.9)**	(64.7)	(119.7)	(31.7)	(89.5)
Taxation	**(137.2)**	(274.3)	(154.9)	(138.2)	117.9
Net cash outflow for capital expenditure	**(457.6)**	(279.2)	(312.5)	(286.4)	(279.1)
Net cash (outflow)/inflow for acquisitions and disposals	**(582.2)**	(1,236.7)	934.1	157.8	–
Equity dividends paid	**(212.5)**	(197.6)	(183.1)	(966.3)	(181.0)
Net cash (outflow)/inflow before management of liquid resources	**(865.5)**	(1,366.0)	772.9	(637.2)	415.6
Net cash inflow/(outflow) from the management of liquid resources	**775.2**	618.8	(1,482.3)	217.0	(221.0)
Net cash inflow/(outflow) from financing	**88.4**	773.6	687.6	503.9	(216.0)
Movement in cash and overdrafts	**(1.9)**	26.4	(21.8)	83.7	(21.4)

	2001	2000	1999	1998
Amounts in accordance with US GAAP				
Group turnover	**3,782.7**	1,614.7	1,514.2	1,609.4
Net income	**810.3**	1,009.8	1,002.8	458.9
Earnings per ADS[i]				
– Basic	**274.5p**	342.8p	341.9p	157.1p
– Diluted	**260.5p**	323.4p	322.1p	155.5p
Total assets	**10,391.6**	9,105.7	5,189.7	3,677.5
Net assets employed/total shareholders' funds	**2,961.8**	2,380.8	1,464.1	619.5
Equity shareholders' funds	**2,920.0**	2,345.7	1,464.1	619.5

[i]Each ADS represents five ordinary shares

Unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

Financial year ended 31 March 2001 (2000/01) compared with financial year ended 31 March 2000 (1999/2000)

Acquisition of Eastern Utilities Associates (EUA)

The acquisition of EUA was completed on 19 April 2000 at a cost of £414.0 million. The net assets acquired had a fair value of £200.5 million, resulting in goodwill of £213.5 million which has been capitalised and is being amortised over 20 years. The transmission and distribution operations of NEES (acquired 22 March 2000) and EUA were integrated on 1 May 2000. It is therefore not possible to provide an indication of EUA's contribution to Group results for the year ended 31 March 2001.

Group turnover

Group turnover from continuing operations increased from £1,614.7 million in 1999/2000 to £3,799.7 million in 2000/01, substantially reflecting the first full-year contribution from National Grid USA.

Group total operating profit

Total operating profit rose by £185.4 million to £731.9 million, reflecting higher contributions from:

- National Grid USA (£293.6 million, compared with £4.0 million in 1999/2000, which related to the period 22 March to 31 March 2000);
- Energis (£5.1 million, compared with £1.3 million in 1999/2000); and
- electricity transmission joint ventures (£19.2 million, compared with £14.4 million in 1999/2000).

These increased contributions were partially offset by lower contributions from:

- Intelig (losses of £118.0 million, compared with losses of £44.1 million in 1999/2000);
- UK Transmission (£486.3 million, compared with £523.1 million in 1999/2000);
- UK Interconnectors (£42.8 million, compared with £46.6 million in 1999/2000); and
- other telecommunications joint ventures (losses of £3.4 million, compared with losses of £nil in 1999/2000).

Note 1 to the accounts contains a segmental analysis of the Group's results. A review of the businesses is set out on pages 10 to 29.

Goodwill amortisation

Goodwill amortisation for 2000/01 rose from £7.9 million to £74.5 million. This increase reflects a full year's amortisation of goodwill relating to the acquisition of NEES and the amortisation of goodwill arising from the acquisition of EUA on 19 April 2000.

Exceptional items

The results for 2000/01 include exceptional pre-tax profits of £217.7 million (£453.1 million post-tax), comprising:

- profits of £242.9 million, before and after tax, arising from reductions in the Group's interest in Energis, primarily as a result of a placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001;
- net profits of £20.1 million, before and after tax, on the disposal of market services businesses as discussed on page 15;
- US integration costs of £45.3 million (£39.4 million post-tax); and
- a tax credit of £229.5 million arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

Interest

Net interest rose from £64.9 million to £250.6 million for 2000/01. This increase is largely attributable to the acquisitions of NEES and EUA, which were paid for out of cash balances and new borrowings.

The net interest charge for 2000/01 also includes:

- a £17.4 million gain on closing out sterling fixed-interest rate swaps originally entered into as hedges for sterling borrowings; and
- £21.0 million of losses arising from the valuation at maturity of dollar interest rate swaptions which provided an economic hedge of dollar borrowings but do not qualify as hedges for accounting purposes.

Taxation

The net tax credit of £149.6 million for 2000/01 includes a net credit of £235.4 million relating to exceptional items. If these exceptional items are excluded, the tax charge for 2000/01 is £85.8 million, including a £20.0 million tax credit arising from an adjustment to prior years' tax. After adjusting for the exceptional items and the tax credit adjustment relating to prior years, the effective tax rate for 2000/01 is 26.0 per cent. The effective tax rate for 1999/2000, excluding the impact of exceptional items, was 26.0 per cent.

During the year ending 31 March 2002, National Grid will implement a new accounting standard, Financial Reporting Standard 19: Deferred taxation (FRS 19), which requires full provision to be made for deferred taxation. Prior to the implementation of this new accounting standard, National Grid's accounting policy was to provide for deferred taxation to the extent that a tax liability was expected to become payable in the foreseeable future. The implementation of this new accounting standard is expected to increase the deferred tax provision at 31 March 2001 by £1 billion, but it is estimated that the effective tax rate of 26.0 per cent, including deferred taxation, will be maintained for 2001/02. This change in accounting policy has no effect on the net debt position of National Grid.

Exchange rates

Exchange rate movements during the year have had a beneficial effect on the operating profit contribution from National Grid USA. Sterling has weakened during the year such that National Grid USA's operating profit has been translated into a higher sterling operating profit than would otherwise have been expected. The results for 2000/01 have been translated at a weighted average rate for the year of £1.00 = $1.483 as compared with the rate of £1.00 = $1.60 which applied at 31 March 2000. If the 31 March 2000 rate had been used, operating profit would have been lower by approximately £20 million.

The increased operating profit is largely offset by the increased sterling interest cost of US dollar debt taken on to finance the cost of the investment in National Grid USA and the increased sterling cost of US taxes. As a result, the impact of the stronger US dollar has not had a significant effect on earnings per share.

Exchange rate movements during the year have adversely affected National Grid's share of operating losses in Intelig, the Brazilian telecommunications operator, as sterling has weakened against the Brazilian currency during 2000/01. We estimate that, as compared with the average exchange rate for 1999/2000, this increased our share of operating loss by approximately £5 million.

Earnings per share

Basic earnings per share fell 25.9 pence to 52.1 pence, reflecting the very significant level of exceptional profits in 1999/2000. Excluding exceptional items and goodwill amortisation, basic earnings per share increased 2.2 pence to 26.5 pence. If telecoms start-up losses are also excluded, basic earnings per share rose by 7.6 pence to 35.9 pence, an increase of 27 per cent.

Ordinary dividends

The total ordinary dividend for 2000/01 amounts to 15.08 pence per ordinary share, an increase of 8.2 per cent over the previous year. The total dividend is covered 1.8 times (1999/2000: 1.7 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounts to £223.0 million.

Dividends

The table below shows the amounts of cash dividends in respect of each of the five most recent financial years. These dividends do not include any associated UK tax credit in respect of all such dividends.

	2000/01 p	1999/2000 p	1998/99 p	1997/98 p	1996/97 p
Interim	**6.05**	5.59	5.25	4.83	4.45
Final	**9.03**	8.35	7.82	7.24	6.68
Total ordinary dividends	**15.08**	13.94	13.07	12.07	11.13
Special dividend	–	–	–	44.70	–
Total dividends	**15.08**	13.94	13.07	56.77	11.13
US dollar per ADS(i)	$	$	$	$	$
Interim	**0.44**	0.46	0.43	0.39	0.36
Final	**0.64**	0.63	0.63	0.62	0.54
Total ordinary dividends	**1.08**	1.09	1.06	1.01	0.90
Special dividend	–	–	–	3.64	–
Total dividends	**1.08**	1.09	1.06	4.65	0.90

(i) Translated into US dollars per ADS (each ADS representing five ordinary shares) at the Noon Buying Rate nearest to the dates the dividends were paid, or at £1.00 = $1.42 in respect of the 2000/01 final dividend, which has not yet been paid.

As dividends paid by National Grid are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by The Bank of New York, the Depositary, of such cash dividends.

Dividend policy

National Grid is committed to delivering sustained real dividend growth. Confidence in the Group's future financial strength and in the prospects for growth and greater diversity of earnings has increased. Consequently, the Board announced on 21 November 2000 its aim to increase dividends per share by 5 per cent real in each of the next five years.

Financial year ended 31 March 2000 (1999/2000) compared with financial year ended 31 March 1999 (1998/99)

Acquisition of NEES

The acquisition of NEES was completed on 22 March 2000. The acquisition cost £2,070.8 million and the net assets acquired had a fair value of £1,155.0 million, resulting in goodwill of £915.8 million which has been capitalised and is being amortised through the profit and loss account over 20 years. As a result of the short period of ownership, the contribution of National Grid USA, the successor to NEES, to the Group's results for the year ended 31 March 2000 was not material.

Turnover

Group turnover from continuing operations increased from £1,514.2 million in 1998/99 to £1,614.7 million in 1999/2000 as a result of the contribution from National Grid USA, higher UK Transmission turnover and higher other activities turnover reflecting the launch of the OCM through EnMO.

Operating profit

Total operating profit decreased by £33.4 million to £546.5 million in 1999/2000 as a result of the operating losses incurred by Intelig, the Group's telecommunications joint venture in Brazil. The operating losses incurred by Intelig, of which the Group's share was £44.1 million, were in line with expectations for a start-up operation of this size. The movement in total operating profit also reflects higher profit contributions from UK Transmission (£15.0 million), UK Interconnectors (£7.1 million), Energis (£10.9 million) and a lower profit contribution (£27.3 million) from other activities.

Note 1 to the accounts contains a segmental analysis of the Group's results. A review of the businesses is set out on pages 10 to 29.

Exceptional items

The results for 1999/2000 include an exceptional profit of £1,027.3 million relating to the partial disposal of the Group's shareholding in Energis, an associated undertaking. This comprised a pre-tax profit of £895.2 million (£665.7 million after tax) on the sale of shares in Energis and a pre- and post-tax profit of £132.1 million resulting from reductions in the Group's interest in Energis, primarily as a consequence of the placing of shares by Energis.

Interest

The net interest charge in 1999/2000 decreased from £118.5 million to £64.9 million. This reduction reflects a lower average level of net debt, which resulted from the sale of shares in Energis in both 1999/2000 and 1998/99.

Taxation

The tax charge in 1999/2000 totalled £352.6 million and included £229.5 million relating to exceptional profits. The effective tax rate for the year, excluding the impact of exceptional items, was 26.0 per cent, compared with 26.2 per cent in 1998/99.

Earnings per share

Basic earnings per share, excluding exceptional items and goodwill amortisation, rose from 23.3 pence in 1998/99 to 24.3 pence in 1999/2000, an increase of 4.3 per cent. If telecoms start-up losses are also excluded, basic earnings per share increased by 15.0 per cent from 24.6 pence to 28.3 pence.

Ordinary dividends

The total ordinary dividend for 1999/2000 amounted to 13.94 pence per ordinary share. This represents an increase of 6.7 per cent over the previous year. The total dividend was covered 1.7 times (1998/99: 1.8 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and cost £205.5 million.

Liquidity and capital resources

Cash flow

Net cash inflow from operations was £810.6 million in 2000/01 compared with £682.0 million in 1999/2000 and £605.9 million in 1998/99. The 2000/01 increase in net cash inflow from operations has arisen from the impact of National Grid USA's contribution to cash inflow. Details of the components of net cash inflow from operations are set out in note 25(a) to the accounts.

In 1999/2000, the sale of ordinary shares in Energis contributed £952.9 million to the inflow of cash.

Cash flow in 1998/99 benefited significantly from the following two transactions carried out in February 1999, both relating to National Grid's shareholding in Energis:

- the sale of ordinary shares in Energis, which produced net proceeds of £959.3 million; and
- the issue of Equity Plus Income Convertible securities (EPICs) in the principal amount of $401.2 million, the net proceeds of which were £242.6 million.

Details of the EPICs, which are mandatorily exchangeable into Energis ordinary shares, are contained in note 18 to the accounts. The profit from the disposal of Energis shares arising from this transaction will not be recognised in the accounts until the EPICs have been exchanged into Energis ordinary shares.

Cash outflow in 2000/01 relating to the acquisition of Group undertakings and other investments amounted to £778.1 million, which substantially relates to the acquisition of EUA and an additional investment in Intelig. Cash outflow relating to the acquisition of Group undertakings and other investments in 1999/2000 was £2,189.6 million (of which £2,045.1 million related to the acquisition of NEES) and in 1998/99 was £25.2 million.

Payments to the providers of finance, in the form of dividends and interest, totalled £519.4 million (net) in 2000/01, compared with £262.3 million in 1999/2000 and £302.8 million in 1998/99. Net interest cash outflows increased from £119.7 million and £64.7 million in 1998/99 and 1999/2000 respectively to £303.4 million in 2000/01. This increase primarily reflects the acquisitions of NEES and EUA.

Corporate tax payments amounted to £137.2 million in 2000/01 compared with £274.3 million in 1999/2000 and £154.9 million in 1998/99. Notwithstanding additional corporate tax payments in respect of National Grid USA, corporate tax payments in 2000/01 were lower than in 1999/2000, for two main reasons:

- UK corporate tax payments on account were lower in 2000/01, primarily as a result of tax relief on exchange adjustments; and
- corporate tax payments in respect of partial disposals of Energis in 1998/99 and 1999/2000 were lower as a result of the realisation for tax purposes of capital losses arising from Group restructurings.

Tax payments in 1999/2000 were higher than in 1998/99, reflecting the introduction during that year of quarterly payments on account for UK corporation tax and corporate tax payments on the partial disposal of Energis in 1998/99.

Net purchases of tangible fixed assets absorbed cash of £457.6 million in 2000/01, compared with £279.2 million in 1999/2000 and £312.5 million in 1998/99. Net purchases of tangible fixed assets in 2000/01 include amounts in respect of National Grid USA amounting to £153.5 million, compared with £4.3 million for 1999/2000 (which relates to the period 22 March to 31 March 2000).

In January 1999, in addition to the debt of £242.6 million raised through the issue of the EPICs, National Grid issued a 5.875 per cent 25-year bond in the principal amount of £450 million, the net proceeds of which were £443.0 million.

Equity shareholders' funds

Equity shareholders' funds increased from £2,909.0 million at 31 March 2000 to £3,475.8 million at 31 March 2001, primarily as a result of the retained profit for the year of £546.0 million, which reflected the favourable impact of exceptional net profits of £453.1 million.

Net debt

Net debt increased from £2,663.6 million at 31 March 2000 to £3,918.2 million at 31 March 2001, primarily as a result of the acquisition of EUA, additional investment in telecommunications joint ventures and exchange rate movements. Gearing at 31 March 2001 was 111 per cent, up from 90 per cent at the start of the year. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortisation and exceptional items), which is considered more relevant than gearing as an indicator of the Group's borrowing capacity, was 2.9 times (compared with 8.4 times in 1999/2000 and 4.9 times in 1998/99).

When the impact of exchangeable bonds is also excluded, interest cover excluding exceptional items and goodwill amortisation was 3.6 times (1999/2000: 26.8 times; 1998/99: 7.6 times).

Capital expenditure

Capital expenditure, including interest capitalised, in 2000/01 was £535.8 million, compared with £316.1 million in 1999/2000. The higher level of capital expenditure reflects capital expenditure relating to National Grid USA of £154.2 million compared with £4.3 million for 1999/2000 (which relates to the period 22 March to 31 March 2000) and an increase of £74.7 million in UK Transmission capital expenditure to £361.2 million.

At 31 March 2001, future capital expenditure contracted for but not provided in the accounts amounted to £396.8 million. It is expected that this capital expenditure commitment will be financed from the Group's operational cash flow.

Capital expenditure fell from £329.0 million in 1998/99 to £316.1 million in 1999/2000. This fall in capital expenditure reflects a decrease of £27.5 million in UK Transmission capital expenditure to £286.5 million.

Credit facilities

The credit facility established in March 1999 in connection with the acquisition of NEES remains in place as a prime source of liquidity, although its size has been reduced to $1,190 million for National Grid Group plc (NGG) and £250 million for The National Grid Company plc (NGC), the Group's principal UK operating company. This facility

runs to March 2004. NGC has further committed facilities of £100 million maturing in less than one year. A short-term bridging facility has been set up for NGG for $1,000 million to run to September 2001. These changes form part of an overall plan to ensure that new and additional financings are in place prior to completion of the acquisition of Niagara Mohawk.

Companies within the National Grid USA group have committed facilities totalling $578 million (£407 million) which mature in less than one year and $300 million (£211 million) maturing in one to two years. At 31 March 2001, all these facilities were unused and were available to provide back-up in respect of borrowings under commercial paper and note issuance programmes.

Treasury policy

The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. Acting within these policies, certain treasury management activities are delegated to regional treasury centres. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, currency risk, credit risk and liquidity and funding risk, and the policies applicable are described below.

The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. Derivative financial instruments ("derivatives"), including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

Interest rate risk

To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. The proportion at fixed rates is varied over time with an objective of achieving 50 per cent to 85 per cent of debt at fixed rates depending on debt projections and market levels of interest rates.

The interest rate composition of the Group's financial liabilities at 31 March 2001 is shown in note 19 to the accounts. Based on the level and composition of net borrowings at 31 March 2001, an increase in average interest rates of 1 per cent per annum would result in a decrease in profit before taxation of £4.8 million.

The acquisition of NEES in March 2000 was partly funded from sterling cash balances held at that time, combined with currency swaps to create an effective US dollar liability. The swap generates a sterling floating rate interest receivable and a US dollar floating rate interest payable. After allowing for all derivative instruments, 88.5 per cent of total borrowings at 31 March 2001 were at fixed rates.

The table opposite provides information about the Group's financial instruments that are sensitive to changes in interest rates, including borrowings, interest rate swaps, cross currency swaps and other derivative instruments. For borrowings, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The analysis opposite is before taking into account interest rate and currency swaps and does not include unamortised issue costs: as a result, it differs from the analysis of borrowings contained in note 18 to the accounts.

For interest rate swaps, cross currency swaps and swap options, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For foreign exchange deals, the table presents the value of currency in the relevant contracts. The information is presented in sterling equivalents which is the Group's reporting currency.

Substantially all of the variable rate borrowings and the floating legs of swaps are subject to interest rates which fluctuate with the London Inter-Bank Offered Rate (LIBOR) for the appropriate currency at differing premiums or, in the case of certain US-based companies, are based on the market rates for tax-exempt commercial paper. Cash and deposits earn interest at local prevailing rates for the appropriate currency and comprise £136.9 million of sterling deposits, £131.6 million of US dollar deposits and £2.7 million of other currencies.

In determining maturity dates, swaps that are cancellable at the option of the swap provider are taken to have a maturity based on the earliest date at which they can be cancelled. Debt which is callable by the issuer is taken to have a maturity based on the earliest date on which the issuer is obliged to make repayment.

During the year, the Group sought to increase the amount, and extend the maturity, of its fixed US dollar component and to that end was able to reduce the contracted rate to well below the market rates at that time through a strategy involving the sale of options. Although this strategy has allowed out-performance against internal targets, at the time of exercise of the option, there was an accounting mark to market cost of £21.0 million which has been recognised in the results for the year and which will be amortised through net interest in the profit and loss account over the next ten years.

	At 31 March 2001 £m	Expected maturity – financial year ending						
		31 March 2002 £m	31 March 2003 £m	31 March 2004 £m	31 March 2005 £m	31 March 2006 £m	Thereafter £m	Fair value £m
Variable rate borrowings (cash flows)								
Sterling borrowings	394.6	228.6	–	166.0	–	–	–	394.5
US dollar borrowings	1,654.4	511.2	2.6	832.0	1.9	1.4	305.3	1,654.3
Swiss franc borrowings	186.9	–	–	186.9	–	–	–	186.9
Australian dollar borrowings	2.5	2.5	–	–	–	–	–	2.5
	2,238.4	742.3	2.6	1,184.9	1.9	1.4	305.3	2,238.2
Fixed rate borrowings (cash flows)								
Sterling borrowings	1,431.9	242.6	39.3	–	–	240.0	910.0	1,552.8
weighted average interest rate		6.0%	6.6%			8.0%	6.2%	
US dollar borrowings	475.5	24.5	57.4	27.2	45.6	12.2	308.6	506.9
weighted average interest rate		8.9%	7.7%	7.9%	7.7%	3.6%	7.5%	
	1,907.4	267.1	96.7	27.2	45.6	252.2	1,218.6	2,059.7
Total borrowings	4,145.8	1,009.4	99.3	1,212.1	47.5	253.6	1,523.9	4,297.9
Cash and deposits	271.2	271.2	–	–	–	–	–	271.2
Interest rate swaps (sterling – notional amounts)								
Receive fixed rate	476.2	–	26.2	450.0	–	–	–	8.8
average fixed rate element			6.6%	5.9%				
Pay fixed rate	100.0	–	–	100.0	–	–	–	(9.4)
average fixed rate element				5.7%				
Interest rate swaps (US dollar – notional amounts)								
Pay fixed rate	2,313.4	1,056.3	–	528.2	352.1	–	376.8	(39.8)
average fixed rate element		6.8%		6.8%	6.8%		6.5%	
	2,889.6	1,056.3	26.2	1,078.2	352.1	–	376.8	(40.4)
Cross currency swaps (notional amounts)								
Receive Swiss francs floating/pay sterling fixed	257.7	–	–	257.7	–	–	–	(70.0)
average fixed rate element				7.9%				
Receive sterling floating/pay US dollars floating	1,690.1	1,253.5	436.6	–	–	–	–	(176.7)
	1,947.8	1,253.5	436.6	257.7	–	–	–	(246.7)
Other financial instruments (notional amounts)								
Interest rate swaps to pay fixed rate	300.0	–	–	–	–	300.0	–	(28.2)
weighted average interest rate						8.3%		
Interest rate swaps to receive fixed rate	300.0	–	–	–	–	300.0	–	1.2
weighted average interest rate						5.5%		
Foreign exchange deals (sterling/US dollar)	170.2	170.2	–	–	–	–	–	1.5

Currency risk

Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of the Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which the Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned. The currency risk on the original cost of acquiring NEES and EUA is fully hedged by both US dollar borrowings and the use of currency swaps, while the investment in Intelig in Brazil remains unhedged.

The acquisition of Niagara Mohawk will further increase the balance sheet exposure to US dollars. In view of the increased materiality of the US dollar to the Group the policy has been reviewed, and the objective will be to match the US dollar proportion of the Group's financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.

Currency fluctuations will affect the translated value of overseas earnings. This translation has no impact on the cash flow of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Dividend flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.

The currency composition of the Group's financial assets and liabilities is shown in note 19 to the accounts.

Liquidity risk

National Grid seeks to ensure that all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with the Group's borrowing capacity.

Financing arrangements for the acquisition of Niagara Mohawk have not yet been put in place because of the extended period to completion of the acquisition and the Group's desire not to incur commitment fees on finance arrangements unnecessarily. It is National Grid's opinion that, nearer the time of completion, it will have sufficient new finance available to complete the acquisition and to meet its working capital requirements.

Following announcement of the intended acquisition of Niagara Mohawk, the credit ratings of National Grid Group plc were placed on review for a possible downgrade. The long-term ratings stand at A from Standard & Poor's and at A1 from Moody's, both on creditwatch. Certain other entities within the US and UK parts of the Group are also rated. These ratings mean that the principal borrowing entities in the Group should have ready access to the capital and bank markets for future funding when necessary.

National Grid Group plc is a registered holding company under the Public Utility Holding Act of 1935 in the US. Arising from this and other regulatory limits applicable to certain Group companies, the freedom of companies to provide financing between themselves is restricted. Notwithstanding this, external financings or other arrangements are in place to ensure that Group companies have adequate access to short-term liquidity.

Credit risk

At 31 March 2001, National Grid had £271.2 million of cash and deposits. The Group is exposed to the credit risk of counterparties to these investments and to counterparties' credit risk in respect of off-balance sheet derivative financial instruments. The Group's policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A-/A3 or short-term ratings of A1/P1 from Standard & Poor's or Moody's respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Changes and developments

The acquisition of Niagara Mohawk will give rise to a major change in overall Group debt and in the currency mix of the Group's businesses. During the year, financing plans have been developed to cover any additional and refinancing needs. The current plan is to cover this financing need at a suitable time prior to completion of the Niagara Mohawk acquisition by issuing or putting in place approximately $2.0 billion of additional bonds or committed medium-term bank facilities, $1.6 billion of shorter-term bank facilities and $1.0 billion of forward underwriting commitments. As a precursor to this, and in the interests of reducing costs, National Grid cancelled $1.4 billion of medium-term bank facilities and replaced them with $1.0 billion of short-term facilities.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP

The accounts have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The US accounting information in note 30 to the accounts gives a summary of the principal differences between the amounts determined in accordance with National Grid's accounting policies (based on UK GAAP) and determined in accordance with US GAAP together with reconciliations of net income and equity shareholders' funds from a UK GAAP basis to a US GAAP basis.

Net income under US GAAP was £810.3 million (1999/2000: £1,009.8 million; 1998/99: £1,002.8 million), compared with £769.0 million (1999/2000: £1,148.4 million; 1998/99: £1,015.0 million) under UK GAAP. Equity shareholders' funds at 31 March 2001 under US GAAP were £2,920.0 million (31 March 2000: £2,345.7 million) compared with £3,475.8 million (31 March 2000: £2,909.0 million) under UK GAAP. The differences primarily result from the differing accounting treatment in respect of pensions, deferred taxation, recognition of UK Transmission income, financial instruments and the carrying value of the EPICs liability.

US Statement of Financial Accounting Standard 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133), was issued in June 1998 and is effective from 1 April 2001 for National Grid. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The indicative effect of adopting SFAS 133 is expected to decrease US GAAP equity shareholders' funds by approximately £14 million (net of tax) at 1 April 2001.

Inflation

In the UK, National Grid's operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, amongst other things, movements in the UK Retail Price Index. While higher inflation would tend to increase National Grid's cost base, this impact would be more than offset by increased revenue allowed under the regulatory revenue control.

Higher inflation would increase National Grid USA's cost base. However, if the rate of inflation, as measured by the change in the Gross Domestic Product Implicit Price Deflator, exceeds 4 per cent, the regulatory settlements in Massachusetts and Rhode Island allow for additional distribution revenue to be recovered from customers.

In recent years, inflation in the UK and US has been relatively stable and has not significantly affected the period under review.

Seasonality

Although demand for electricity can vary on a seasonal basis, National Grid's UK turnover and earnings are not, generally speaking, subject to substantial seasonal variations, as the largest elements of UK turnover relate to customers' use of the transmission system. Customers are charged for these services on the basis of a regulatory formula which provides for a relatively constant revenue stream over the course of a financial year.

In respect of National Grid USA, some 60 per cent of the annual revenues of the transmission and distribution businesses of National Grid USA arise in the periods January-March and June-August inclusive, reflecting seasonal peaks in demand for electricity.

Euro

The single European currency (the "euro") came into existence on 1 January 1999. The impact on National Grid to date has been minimal, but facilities have been established to enable euro dealings where necessary. Internally, an analysis of the impact on National Grid of adopting the euro as a replacement for sterling has been undertaken.






From left to right

James Ross Chairman and a member of the Nominations Committee. Appointed as a Director of National Grid on 1 March 1999, James Ross became Chairman in July 1999. He is also Chairman of Littlewoods plc, having been Chief Executive of Cable and Wireless plc from 1992 to 1995. Before that, he was a Managing Director of the British Petroleum Company plc and Chairman and Chief Executive Officer of BP America. He is a Non-executive Director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric based in France. James Ross is a trustee of the Cleveland Orchestra and a Board member of the Regional Development Agency for the North West. Aged 62.

Roger Urwin Group Chief Executive. Appointed as a Director of National Grid and of The National Grid Company plc in 1995, Roger Urwin was previously Chief Executive of London Electricity plc. Prior to this, he held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of Energis, The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering. Aged 55.

John Grant Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees. Appointed as a Director of National Grid in 1995, John Grant is Executive Chairman of Hasgo Group Limited and of Peter Stubs Limited. He was Chief Executive of Ascot Plc from 1997 to June 2000, Finance Director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including Vice President, Ford of Europe, Director of Corporate Strategy, Ford US and Executive Deputy Chairman of Jaguar. He is also a Non-executive Director of Torotrak plc, Corac Group Plc and Cordex plc. Aged 55.

Richard Reynolds Non-executive Director and a member of the Audit and Remuneration Committees. Appointed as a Director of National Grid in 1998, Richard Reynolds was a Director of GEC from 1986 to 1995. He was Managing Director of GEC Telecommunications and became Managing Director of GPT on the merger of the GEC and Plessey telecommunications companies. He was also Chairman of GPT and is currently Chairman of Photobition Group plc and of Wavionix Software Limited. He is also a Non-executive Director of Telme.com plc. Aged 62.

Rick Sergel Group Director, North America. Appointed as a Director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and Director of National Grid USA. From February 1998 until the merger, he served as its President and Chief Executive Officer. His previous positions with NEES include Senior Vice President in charge of retail operations and unregulated ventures, Vice President and Treasurer. He serves as Chairman of the board of the distribution companies and is also a Director of State Street Bank & Trust. Aged 51.

Bob Faircloth Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. Appointed as a Director of National Grid in 1995, Bob Faircloth was Chief Operating Officer and an Executive Director of BTR until 1995 and a Non-executive Director until May 1998. Before joining BTR in 1990, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies. Aged 64.

Paul Joskow Non-executive Director and a member of the Audit Committee. Appointed as a Director of National Grid in 2000, Paul Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT) and is Director of the MIT Center for Energy and Environmental Policy Research. He is a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul Joskow served as a Director of NEES from 1987 until the merger. He is a trustee of the Putnam Mutual Funds, a Director of State Farm Indemnity Company and a Director of the Whitehead Institute for Biomedical Research. Aged 53.

Steven Holliday Group Director, Europe. Appointed as a Director of National Grid and Chief Executive of The National Grid Company plc on 30 March 2001, Steven Holliday was an Executive Director of British Borneo Oil and Gas from 1997. Prior to this, he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas. Aged 44.

Stephen Box Group Finance Director. Appointed as a Director of National Grid and of The National Grid Company plc in August 1997. Formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance, he is a Non-executive Director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel. Aged 50.

National Grid's General Counsel and Company Secretary is Fiona Smith.

Corporate governance is the system by which companies are directed and controlled, focusing on the responsibilities of directors and the structure and conduct of the board.

The Combined Code of Corporate Governance, which is appended to the Listing Rules of the United Kingdom Listing Authority, sets out Principles of Good Governance and specific provisions relating to governance with which listed companies are required to comply, or to explain the reasons for any areas of non-compliance. The Combined Code is based on the report of the Hampel Committee on Corporate Governance, which itself draws on the earlier Cadbury and Greenbury reports.

The following statement sets out National Grid's application of the Principles of Good Governance and its compliance with the provisions set out in the Combined Code.

Corporate governance within National Grid

We are committed to high standards of corporate governance and recognise that sound governance is key, not only to compliance with external requirements but also to the establishment of good business practice throughout the Group.

We therefore maintain our own code of corporate governance, the National Grid Code of Business Practice. The Code of Business Practice was introduced in March 2000 and is closely modelled on the Combined Code. We have operated throughout the year in accordance with the Code of Business Practice and have thus complied with the provisions of the Combined Code, other than with respect to the nomination of a senior non-executive director. We believe that the independent Non-executive Chairman is the appropriate point of contact for shareholders with concerns relating to the executive management of the Group and for this reason do not propose to nominate a senior non-executive director.

Directors

The Board: National Grid is led by the Group Board, which currently consists of nine Directors. The Board meets at least eight times a year, with additional meetings as necessary. To ensure that the direction and control of the Group are firmly in its own hands, the Board reserves certain matters for its collective decision and/or monitoring. Matters for which Board approval is required include the start-up or acquisition of new businesses and the establishment of any activity in a new territory. Also reserved to the Board are matters relating to health and safety, the environment and policy issues affecting the reputation and standing of the Group.

Chairman and Group Chief Executive: There is a clear division of responsibility between the Non-executive Chairman and the Group Chief Executive, whose posts are, and will remain, separate.

Board balance: The Board is currently made up of nine Directors, four executive and five non-executive (including the Chairman).

Independence: National Grid considers non-executive directors to be independent if they are independent of the Group's management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Board considers that all of the serving Non-executive Directors are independent.

Supply of information: Regular and ad hoc reports are made throughout the year to ensure that the Board is supplied in a timely manner with information of the quality and detail it requires. All Directors have the right and duty to make further enquiries where they consider this necessary.

All Directors have access to the advice and services of the Group General Counsel and Company Secretary and may take independent advice, at the Group's expense, in the furtherance of their duties.

Appointments to the Board: The Board has delegated to the Nominations Committee responsibility for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors. The Nominations Committee, the members of which are identified on page 40, meets at least once a year and additionally as necessary.

Reappointment: Every Director is required by the Group's Articles of Association to retire and seek reappointment by the shareholders at the Annual General Meeting (AGM) at least once every three years. Additionally, any new Director who has been appointed by the Board is required by the Articles to retire at the next AGM and to seek reappointment by the shareholders.

Directors' remuneration: The Board has charged the Remuneration Committee with the design of remuneration packages to attract, retain and motivate high-calibre Directors. The Remuneration Committee, the members of which are shown on page 40, recognises the importance of linking rewards to performance and uses a range of incentives. The report on pages 44 to 47 sets out the Group's policy on remuneration and gives details of the remuneration of each Director.

Relations with shareholders

Dialogue with institutional investors: Regular dialogue is maintained with institutional investors, fund managers and financial analysts with the aim of fostering a mutual understanding of objectives.

The Annual General Meeting: At each AGM, the Chairman makes a presentation on the year's financial results and business activities and open discussion between Directors and shareholders is encouraged. Shareholders are invited to vote separately on each substantive issue.

Networking: National Grid is very proud of its Networking programme, which gives individual shareholders the opportunity to meet Directors and staff and to experience our operations at first hand.

Accountability and audit

Financial reporting: The Directors are responsible for ensuring that the annual report and the accounts provide a balanced and understandable presentation of the Group's position and prospects.

Audit Committee and auditors: The Board has delegated to the Audit Committee responsibility for maintaining an appropriate relationship with the Group's external auditors. The Audit Committee also reviews the scope and extent of internal audit and has particular responsibility for reporting annually to the Board on the scope of work, authority and resources of the internal audit function. The Audit Committee meets four times a year, and has at least one private meeting with the external auditors. The membership of the Audit Committee is shown on page 40.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that a proper balance is maintained between objectivity and value for money. The Audit Committee has reviewed the auditors' remuneration set out in note 2 to the accounts and is satisfied that it is proper and reasonable, having regard to the following considerations:

- substantial non-audit expenditure is associated with work incremental to the statutory audit or with accounting, taxation and regulatory issues which are so closely allied to the mainstream audit that, in the Audit Committee's view, it would be contrary to National Grid's strategic and financial interests to seek advice from sources other than the external auditors;
- other consultancy work is awarded on the basis of the skills and value for money offered by advisers, including the external auditors, and all costs are subject to close scrutiny; and
- the objectivity and independence of the external auditors is ensured by their compliance with their own professional codes of conduct and by their internal procedures, including "Chinese Wall" arrangements and the regular rotation of key audit staff.

Internal control: The Group's system of internal control helps to safeguard shareholders' investment and the Company's assets and is designed to manage, rather than to eliminate, material risks to the achievement of business objectives. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness, recognising that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

We have an ongoing process for the identification, evaluation and management of the significant risks faced by the Group. This process, which accords with the Turnbull working party guidance published in September 1999, has been in place throughout the year and continues in operation to date. During the year, we have taken steps to introduce and embed the process throughout the Group through the business planning process. All parts of the Group, including joint ventures, have:

- captured and reported, in a standard risk register format, their key business risks;
- categorised all risks to highlight the source of the risk;
- subjectively scored all risks to reflect both the financial and reputational impact of the risk and the likelihood of its occurrence; and
- validated and approved, through local management, the risk register.

Energis, being a separately listed company, is independent from National Grid and must comply with reporting requirements in its own right.

All parts of the Group are required to keep their risk registers up to date and relevant to their businesses. All operating companies, including joint ventures, report any material changes in risks and associated actions through the periodic reporting process. A network of risk co-ordinators has been established throughout the Group to facilitate this.

In parallel with business planning and consistent with the risks identified in the bottom-up risk assessment process, a schedule of Board-level risks has been considered and endorsed by the Audit Committee. Any material changes in these risks and associated actions will be reported through the periodic reporting process.

We continue to embed good risk management principles throughout the expanding Group as part of a process of

continuous improvement. Progress is monitored by a risk steering group chaired by the Group General Counsel and Company Secretary, the objectives of which are to give direction and impetus to the implementation of risk management at all levels of the Group, act as a catalyst for change and provide senior and visible executive support to the process.

In March 2000, the Board set out its procedure for the review of effectiveness of internal control, emphasising that risk management should be aligned as closely as possible to existing business processes and structures. In accordance with this procedure the Board, through the Group Executive and Audit Committees, regularly reviews the effectiveness of internal control (including the process for identifying, evaluating and managing significant risks) through the assurance mechanisms shown below. Any material matters arising are reported to the Board.

Throughout the year:

Executive Committee considers:

- periodic business reports from all operating companies
- the top-down strategic plan for the Group and the bottom-up business plans of the operating companies
- all proposals for material capital and revenue spend, including new business development
- reports from management on key risk areas including, where appropriate, any material control weaknesses and failings and actions taken to address them

Audit Committee considers:

- external and internal audit work plans
- audit work plans for health and safety and environmental management
- summary reports from external and internal assurance providers on significant matters arising
- specific reports from management on the actions taken to manage key risk areas and, if applicable, to address material control weaknesses and failings

At the end of each financial year:

Executive Committee considers:

Annual statements on risk management and internal control provided by all operating companies that highlight:

- how risk management has been made more visible in the business
- how management has addressed key risks and any significant control issues in the course of the year
- the key changes in risk profile since the start of the year

Audit Committee considers:

Specific reports on:

- significant corporate governance and legal matters
- risk management
- health and safety and environmental management
- internal audit issues and the effectiveness of the risk management process
- external audit issues

Composition and role of the Remuneration Committee

The Remuneration Committee consists exclusively of independent Non-executive Directors. It is chaired by Bob Faircloth, its other members being John Grant and Richard Reynolds. The Remuneration Committee is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from external independent remuneration consultants and internal advisers.

Remuneration policy

The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of the following elements:

- base salary: base salaries are reviewed annually taking account of the median market position (against businesses of a similar size and complexity) and business and personal performance. Account is also taken of salary increases and employment conditions across the Group. The Committee will continue to review the competitiveness of salaries, taking account of the increasing size, diversity and international focus of the business.

- incentives: the Remuneration Committee recognises the importance of linking rewards to business and personal performance and considers that the following incentive arrangements provide a balance between short- and long-term incentives:

  annual bonus: a non-pensionable annual cash bonus of up to a maximum of 50 per cent of base salary can be paid for the achievement of demanding financial, personal and quality of service targets. Rick Sergel also participates in the National Grid USA Goals Program, an all-employee bonus plan that can pay up to 4.5 per cent of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's cash bonus is pensionable.

  Share Match scheme: UK Directors are required to invest 25 per cent of any annual cash bonus in National Grid shares, which are placed in trust. At the end of three years (provided the Director is still employed) additional shares equal to the pre-tax value of the invested shares will be awarded and all shares released to the individual. Rick Sergel participates in an incentive plan whereby National Grid shares equivalent to 60 per cent of the annual cash bonus are awarded, subject to a three-year vesting requirement.

  executive share options: the National Grid Executive Share Option Plan 2000 permits executive share options to be granted at market price up to a maximum value of 150 per cent of base salary per annum. Grants of a greater value may be made in exceptional circumstances, for example to a new Executive Director at first appointment. The exercise of executive share options granted during the year is subject to National Grid's Total Shareholder Return (TSR), relative to that of a group of UK and US companies, over a three-year period. Options up to the value of an individual's base salary become exercisable in full if National Grid's TSR is at least median. Options in excess of base salary are exercisable on a sliding scale and are only exercisable in full if National Grid's TSR is in the upper quartile of the comparator group. Executive share options granted between September 1997 and March 2000 are exercisable in full if National Grid's growth in earnings per share (EPS) exceeds RPI by 3 per cent per annum over a three-year period.

  Sharesave: Executive Directors resident in the UK are eligible to participate in the all-employee Sharesave scheme (subject to eligibility based on service).

  US Incentive Thrift Plan: Rick Sergel participates in a tax-advantaged savings plan (known as a 401(k) plan) provided for employees by National Grid USA, to which he chooses to contribute 6 per cent of base salary up to the Federal limit of $10,500. National Grid USA provides a further 5 per cent of base salary which is invested on Rick Sergel's behalf in National Grid American Depositary Receipts (ADRs). Under the terms of this Plan, 199.191 ADRs (1999/2000: 52.344) were purchased on behalf of Rick Sergel.

- pensions: pension benefits earned by individual Executive Directors in 2000/01 are as follows:

	Age at 31 March 2001	Director's contributions during year £000	Increase to accrued pension during year (net of inflation) £000	Accrued pension as at 31 March 2001[1] £000	Accrued pension as at 31 March 2000 £000
David Jones[2]	58	13	57	284	220
Roger Urwin	55	8	26	160	130
Stephen Box	50	9	14	36	22
Wob Gerretsen[3]	–	4	–	–	127
Steven Holliday[4]	44	0	–	0	–
Rick Sergel	51	0	21	229	193

1 Accrued pension represents the pension which would be paid annually at age 60 if the Director resigned on 31 March 2001.
2 David Jones, the highest-paid Director, retired on 31 March 2001 with an unreduced pension.
3 Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of £988,613 and are receiving a pension of £100,256 per annum.
4 Steven Holliday was appointed to the Board on 30 March 2001.

UK-based Executive Directors are members of the National Grid section of the Electricity Supply Pension Scheme (ESPS), to which they currently contribute 3 per cent of base salary per annum up to the Inland Revenue earnings cap. The normal employee contribution is 6 per cent but there is currently a pensions holiday on employee contributions which affects all staff. The pension scheme's main features in respect of Executive Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increased by inflation by up to 5 per cent per annum; and, for Directors affected by the earnings cap, the Company may provide a pension on salary above the cap on a partially-funded basis.

Rick Sergel participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Benefits are calculated using formulae based on years of service and highest average compensation over five consecutive years. In line with many US plans, compensation covered includes salary, bonuses and incentive share awards. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plans also provide for a spouse's pension, the actual value of which is based on the participant's age at death. Benefits from both plans are fixed and do not increase after retirement.

- non-cash benefits: the Company provides competitive benefits such as a fully expensed car and private medical insurance to the Executive Directors.
- service contracts: service contracts for Executive Directors are set at one year's notice. The application of longer contract periods at appointment, reducing after an initial period, is considered appropriate by the Board to recruit and retain key executives. In this regard, the initial period of Rick Sergel's contract is for a fixed period of three years, reducing to one year after 2002. Steven Holliday's contract is for a fixed period of two years, reducing to one year after one year of service.

Directors' remuneration

The remuneration of individual Directors for the year ended 31 March 2001 is set out below:

	Base salary and fees £000	Annual bonus[1] £000	Benefits £000	Total emoluments (excluding pension) 2000/01 £000	Total emoluments (excluding pension) 1999/2000 £000
Chairman					
James Ross[2] (Non-executive Director)	120	–	–	**120**	98
Executive Directors					
David Jones	440	212	13	**665**	489
Roger Urwin	275	150	11	**436**	321
Stephen Box	300	142	13	**455**	348
Wob Gerretsen[3]	177	34	48	**259**	348
Steven Holliday[4]	1	–	–	**1**	–
Rick Sergel[5]	408	197	15	**620**	5
Non-executive Directors					
David Jefferies[6] (former Chairman)	–	–	–	**–**	53
Bob Faircloth	30	–	–	**30**	30
John Grant	30	–	–	**30**	30
Paul Joskow[5]	45	–	–	**45**	0
Richard Reynolds	50	–	–	**50**	50
Malcolm Williamson[6]	–	–	–	**–**	8
	1,876	**735**	**100**	**2,711**	**1,780**

1 Total cash bonus paid includes amount invested by Director in Share Match scheme and, in the case of Roger Urwin, an ex-gratia payment of £19,000 in respect of dividends on Matching Shares.
2 Appointed to the Board on 1 March 1999. Appointed Chairman on 22 July 1999.
3 Died on 19 October 2000: £36,427 of his benefits is in respect of repatriation of personal property.
4 Appointed to the Board on 30 March 2001.
5 Appointed to the Board on 27 March 2000.
6 Resigned from the Board on 22 July 1999.
The total remuneration of David Jones, the highest-paid Director during the year, was £665,440 (1999/2000: £488,577).

Directors' interests in share options

Directors' interests in share options over the ordinary shares of National Grid are as follows[1]:

	Options held at 1 April 2000	Options exercised during the year	Options granted during the year	Options held at 31 March 2001	Exercise price p	Date from which exercisable	Expiry date
David Jones							
Executive	230,837	–	–	230,837	280.50	Sep 2000	Sep 2007
	146,906	–	–	146,906	375.75	Jun 2001	Jun 2008
	44,045	–	–	44,045	455.25	Jun 2002	Jun 2009
	–	–	67,730	67,730	531.50	Jun 2003	Jun 2010
Share Match[2]	22,304	–	–	22,304	100.0 in total	Sep 2000	Sep 2004
	5,862	–	–	5,862	100.0 in total	Jun 2001	Jun 2005
	5,930	–	–	5,930	100.0 in total	Jun 2002	Jun 2006
	–	–	5,989	5,989	100.0 in total	Jun 2003	Jun 2007
Total	**455,884**	**Nil**	**73,719**	**529,603**			
Roger Urwin							
Executive	169,340	–	–	169,340	280.50	Sep 2000	Sep 2007
	91,656	–	–	91,656	375.75	Jun 2001	Jun 2008
	22,098	–	–	22,098	455.25	Jun 2002	Jun 2009
	–	–	33,867	33,867	531.50	Jun 2003	Jun 2010
Share Match[2]	16,059	16,059[3]	–	–	100.0 in total	Sep 2000	Sep 2004
	4,047	–	–	4,047	100.0 in total	Jun 2001	Jun 2005
	3,884	–	–	3,884	100.0 in total	Jun 2002	Jun 2006
	–	–	3,859	3,859	100.0 in total	Jun 2003	Jun 2007
Sharesave	10,648	10,648[4]	–	–	162.00	Feb 2001	Aug 2001
Total	**317,732**	**26,707**	**37,726**	**328,751**			
Stephen Box							
Executive	160,427	–	–	160,427	280.50	Sep 2000	Sep 2007
	93,147	–	–	93,147	375.75	Jun 2001	Jun 2008
	43,931	–	–	43,931	455.25	Jun 2002	Jun 2009
	–	–	37,630	37,630	531.50	Jun 2003	Jun 2010
Share Match[2]	2,955	–	–	2,955	100.0 in total	Jun 2001	Jun 2005
	3,844	–	–	3,844	100.0 in total	Jun 2002	Jun 2006
	–	–	4,122	4,122	100.0 in total	Jun 2003	Jun 2007
Sharesave	3,125	–	–	3,125	312.00	Sep 2001	Feb 2002
Total	**307,429**	**Nil**	**41,752**	**349,181**			
Steven Holliday[5]							
Executive	–	–	150,000	150,000	540.00	Mar 2004	Mar 2011
Total	**Nil**	**Nil**	**150,000**	**150,000**			
Rick Sergel							
Executive	201,845	–	–	201,845	566.50	Mar 2003	Mar 2010
Total	**201,845**	**Nil**	**Nil**	**201,845**			

1 Wob Gerretsen died on 19 October 2000.
2 Share Match options granted during the year relate to the annual bonus paid for the financial year ended 31 March 2000.
3 The closing mid-market price of an ordinary share in National Grid on 29 March 2001, the date at which Roger Urwin exercised his Share Match grant, was 540.0 pence. Roger Urwin retained his shares.
4 The closing mid-market price of an ordinary share in National Grid on 28 March 2001, the date at which Roger Urwin exercised his Sharesave options, was 539.0 pence. Roger Urwin retained his shares.
5 Steven Holliday was appointed to the Board on 30 March 2001.
The closing mid-market price of a National Grid ordinary share on Friday 30 March 2001, the last day of trading in the 2000/01 financial year, was 544.0 pence. The range during the period 1 April 2000 to 31 March 2001 was 646.0 pence (high) and 479.5 pence (low).

Directors' beneficial interests

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below:

	Ordinary shares at 31 March 2001	Ordinary shares at 1 April 2000	Options over ordinary shares at 31 March 2001	Options over ordinary shares at 1 April 2000
James Ross	19,000	2,000	–	–
David Jones	110,050	106,457	529,603	455,884
Roger Urwin	144,539	115,517	328,751	317,732
Stephen Box	6,552	4,079	349,181	307,429
Steven Holliday	–	–	150,000	–
Rick Sergel	1,257	261	201,845	201,845
Bob Faircloth	–	–	–	–
John Grant	10,000	10,000	–	–
Paul Joskow	5,000	–	–	–
Richard Reynolds	10,000	10,000	–	–

After the end of the financial year, Rick Sergel became aware that, as a result of investments by National Grid USA in National Grid ADRs under its 401(k) programme, he had acquired an interest in 24.355 ADRs on 24 April 2001.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2001 and 31 May 2001.

None of the Directors held any non-beneficial interests in the ordinary shares of National Grid.

Each of the Executive Directors (David Jones, Roger Urwin, Stephen Box, Steven Holliday and Rick Sergel) was, for Companies Act purposes, deemed to be a potential beneficiary under the NGG Qualifying Employee Share Ownership Trust (QUEST) and the NGG 1996 Employee Benefit Trust and thereby to have an interest in the 5,204,219 National Grid ordinary shares held by the QUEST and the 655,245 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2001.

Non-executive Directors

Non-executive Directors receive an annual fee of £25,000 with an additional £5,000 payable for committee chairmanship. Richard Reynolds receives a fee of £25,000 in respect of duties as a member of the Supervisory Board of Intelig. Paul Joskow receives a fee of $30,000 in respect of duties with National Grid USA. The Non-executive Chairman receives a fee of £120,000.

Non-executive fees are determined by the Board subject to the limits applied by National Grid's Articles of Association.

Non-executive Directors do not have service contracts but have letters of engagement for periods of up to three years. No benefits are payable on termination.

The Directors of National Grid Group plc present their report and accounts for the financial year ended 31 March 2001.

Incorporation of the Company

The Company was originally incorporated under the name The National Grid Holding plc (NGH) in April 1990 and registered in England and Wales as a public limited company under the terms of the Companies Act 1985. It was re-named The National Grid Group plc in 1995 and in July 2000 was re-named National Grid Group plc.

The Company's agent in the US is Lawrence J. Reilly, National Grid USA, 25 Research Drive, Westborough, MA 01582.

History and development of the business

On the restructuring of the electricity industry in England and Wales in 1990, The National Grid Company plc (NGC) assumed from the Central Electricity Generating Board ownership and control of the transmission network and the interconnectors with Scotland and France. NGC became the wholly-owned subsidiary of NGH, the predominant shareholders in which were the 12 Regional Electricity Companies (RECs) which owned and operated the local distribution systems. Each REC disposed of substantially all of its holding in NGH in 1995 or 1996.

NGG's ordinary shares were admitted to the Official List of the London Stock Exchange in December 1995. The Secretary of State for Trade and Industry holds a Special Share in NGG, further details of which are given in note 21 to the accounts.

National Grid established the telecommunications operator Energis plc in 1993 and has interests in telecommunications joint ventures in Poland, Argentina, Brazil and Chile. It entered the US electricity market in 2000 with its acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA), now merged and operating as National Grid USA.

National Grid's American Depositary Shares (ADSs) were listed on the New York Stock Exchange on 7 October 1999. NGG is a registered holding company under the United States Public Utility Holding Company Act of 1935.

Principal activities and future developments

The principal UK activities of the Group are the operation of the electricity transmission system in England and Wales and the operation of the interconnectors with Scotland and France.

The Group's principal US activities are the operation of the electricity transmission and distribution systems serving approximately 1.7 million customers in Massachusetts, New Hampshire and Rhode Island. On 29 January 2001, National Grid received shareholder approval for the acquisition of Niagara Mohawk, Inc., an electricity and gas utility in New York State.

Other interests include joint ventures in Argentina, Brazil, Chile, Poland and Zambia.

A review of National Grid's activities during 2000/01 is given on pages 10 to 29 of this document.

Financial results

The financial results of the Group are discussed on pages 32 to 39 of this document.

Dividends

An interim dividend of 6.05 pence net per ordinary share was paid on 15 January 2001 to shareholders who were on the share register on 1 December 2000. The Directors are recommending a final dividend for 2000/01 of 9.03 pence net per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 15 August 2001 to shareholders on the share register on 1 June 2001 and will bring the total ordinary dividend for the year to 15.08 pence net per ordinary share.

Share capital

Changes in National Grid's share capital during the year are set out in note 21 to the accounts.

Substantial shareholdings

As at 31 May 2001, National Grid had been notified of the following interests in 3 per cent or more of its issued share capital:

Prudential Corporation plc	4.70%
Deutsche Bank AG London*	3.00%
HSBC Investment Bank plc*	3.72%
Credit Suisse First Boston Equities Limited*	3.37%

*On 13 July 2000, National Grid was notified that HSBC Investment Bank plc (in respect of 3.7 per cent), Deutsche Bank AG London (in respect of 3.8 per cent) and Credit Suisse First Boston Equities Limited (in respect of its total holding) have each hedged their economic exposure to National Grid shares pursuant to a structured derivatives transaction entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an exposure to 10.88 per cent of issued National Grid shares.

No further notifications have been received.

Directors

The names of the Directors of National Grid, with brief biographical details, are given on page 40.

At no time during the year has any Director had any material interest in a contract within the Group, being a contract of any significance in relation to the Group's business. Details of the Directors' remuneration, terms and conditions of service and interests in National Grid

shares are given in "Directors' remuneration" on pages 44 to 47 of this document.

Employment policies

National Grid has well-established arrangements, through team briefing, electronic mail and in-house newspapers, for communicating effectively with staff on matters of concern to them as employees. Regular consultation with UK staff and their trades union representatives takes place through the Company Council and local workplace councils.

All operating companies within the Group are required to build and maintain good standards of employment practice appropriate to the culture and legislative requirements in each country of operation. Applications for employment from disabled people are welcomed and given full and fair consideration. If any employee becomes disabled, every effort is made to continue their employment, including retraining.

Investors in People accreditation for the Group's UK operations was received in November 2000.

National Grid operates equity participation arrangements for employees, including Sharesave in the UK.

Pensions litigation

On 4 April 2001, the House of Lords delivered its decision on an appeal brought by National Grid concerning the use of the surplus in its section of the Electricity Supply Pension Scheme (ESPS). The House of Lords found in favour of National Grid and confirmed that its use of the surplus was entirely lawful and proper. The House of Lords decision resolves this extended litigation, which arose from complaints made by two pensioners in 1995 about National Grid's actions in relation to the 1992 surplus. International Power (formerly National Power) was also successful in a parallel case.

Research and development

Expenditure on research and development in 2000/01 was £8.1 million, compared with £7.8 million in 1999/2000 and £8.4 million in 1998/99.

Payments to suppliers

National Grid is a signatory to the CBI Code of Prompt Payment and has implemented procedures to ensure the payment of bills in accordance with contract terms. Copies of the CBI Code of Prompt Payment may be obtained from the CBI, Centre Point, 183 New Oxford Street, London WC1A 1DU.

The average creditor payment period at 31 March 2001 for The National Grid Company plc, the principal UK operating company within the Group, was 28 days (at 31 March 2000: 30 days).

Donations

In the UK, charitable donations of £225,388 were made in 2000/01 and no donations were made for political purposes.

Auditors

The auditors of National Grid, PricewaterhouseCoopers, have expressed their willingness to remain in office. A resolution for their reappointment will be proposed at the Annual General Meeting.

Annual General Meeting

National Grid's Annual General Meeting will be held on Tuesday 17 July 2001. Details are set out in the Notice of Annual General Meeting accompanying this document.

On behalf of the Board

Fiona B Smith
Group General Counsel and Company Secretary
31 May 2001

Registered Office: 15 Marylebone Road,
London NW1 5JD
Registered in England and Wales: No. 2367004

Directors' responsibilities in respect of the preparation of the accounts

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors are responsible for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985. They also have general responsibility for taking reasonable steps to safeguard the assets of the Group and for taking reasonable steps to prevent and detect fraud and other irregularities.

The Directors consider that, in preparing the accounts, suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting and financial reporting standards have been followed.

A copy of this Annual Report and Form 20-F is placed on the National Grid website. The maintenance and integrity of the National Grid website is the responsibility of the Directors.

Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Independent auditors' report

Independent auditors' report to the members of National Grid Group plc

We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the related notes on pages 52 to 90 and the Directors' remuneration disclosures on pages 44 to 47.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Report on Form 20-F and the accounts in accordance with applicable United Kingdom and United States laws and Accounting Standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board (APB) and the Listing Rules of the United Kingdom Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors' report, the Chairman's statement, the Group Chief Executive's review, the Operating and financial review and the Corporate governance statement.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

United Kingdom opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group at 31 March 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the accounts present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2001 and 31 March 2000 and the results of its operations and its cash flows for the years ended 31 March 2001, 31 March 2000 and 31 March 1999, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

These principles differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the net income for the years ended 31 March 2001, 31 March 2000 and 31 March 1999, and consolidated shareholders' equity at 31 March 2001 and 31 March 2000, all expressed in pounds sterling, as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in note 30 to the accounts.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
31 May 2001

a **Basis of preparation of accounts**

The accounts are prepared under the historical cost convention as modified by the valuation of National Grid Group plc's ("the Company") investment in National Grid Holdings Limited (note 13), and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differ in certain respects to US GAAP. A summary of the main differences between UK and US GAAP is set out in note 30.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

b **Basis of consolidation**

The Group accounts include the accounts of the Company and all its subsidiary undertakings ("Group undertakings"), together with the Group's share of the results and net assets of its associate and joint ventures ("associated undertakings"). An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence.

The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of one Group undertaking and certain joint ventures have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group businesses disposed of are included up to the date that control is relinquished.

c **Goodwill**

Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life – up to 20 years.

d **Foreign currencies**

The results of the Group's overseas operations are translated into sterling at average rates of exchange. Assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date or, if hedged forward, at the rates of exchange under the related currency contract.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings taken to hedge overseas assets are taken directly to reserves. All other exchange differences are taken to the profit and loss account.

e **Tangible fixed assets and depreciation**

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation and after the deduction of related capital contributions. Cost includes payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

	Years
Plant and machinery	
Transmission plant	15 to 60
Distribution plant	15 to 60
Interconnector plant	15 to 25
Freehold and leasehold properties	up to 65
Motor vehicles and office equipment	3 to 5

f **Deferred taxation**
Deferred taxation, on accelerated capital allowances and other timing differences, is calculated on the liability method and is provided to the extent that a tax liability is expected to become payable in the foreseeable future.

g **Stocks**
Stocks, which primarily comprise consumable stores, are stated at the lower of cost and net realisable value.

h **Regulatory assets**
Regulatory assets established in accordance with US Statement of Financial Accounting Standards 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 14).

i **Decommissioning**
Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

j **Turnover**
Turnover primarily represents the amounts derived from the transmission, distribution and generation of electricity and the provision of related services, including the recovery of stranded costs (note 1). It excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

k **Pensions and post-retirement benefits**
The cost of providing pensions and post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular pension cost are allocated over the estimated average remaining service lives of current employees.

l **Research and development**
Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

m **Leases**
Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

n **Financial instruments**
Derivative financial instruments ("derivatives") are used by the Group mainly for the management of its interest rate and foreign currency exposures. Derivatives include interest rate swaps, currency swaps, options and forward rate agreements. All transactions are undertaken or maintained to provide a commercial hedge of the interest and currency risk associated with the Group's underlying business activities and the financing of those activities.

Amounts payable or receivable in respect of interest rate swaps or interest rate swap options are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional. Gains or losses arising on hedging instruments which do not qualify as hedges for accounting purposes are taken to the profit and loss account as they arise.

Group profit and loss account

for the years ended 31 March

	Notes	2001 £m	2000 £m	1999 £m
Turnover, including share of joint ventures		**4,004.1**	1,677.5	1,568.3
Less: share of joint ventures' turnover (continuing operations)		**(204.4)**	(62.8)	(54.1)
Group turnover – continuing operations	1(a)	**3,799.7**	1,614.7	1,514.2
Operating costs	2	**(3,084.1)**	(1,042.6)	(937.5)
Operating profit of Group undertakings	1(b)	**715.6**	572.1	576.7
Share of joint ventures' and associate's operating (loss)/profit	1(b)	**(103.5)**	(33.5)	0.7
Operating profit				
– Before exceptional integration costs and goodwill amortisation	1(b)	**731.9**	546.5	579.9
– Exceptional integration costs	3(a)	**(45.3)**	–	–
– Goodwill amortisation		**(74.5)**	(7.9)	(2.5)
Total operating profit – continuing operations	1(b)	**612.1**	538.6	577.4
Exceptional profit relating to partial disposal of Energis	3(b)	**242.9**	1,027.3	891.8
Profit on disposal of businesses	3(c)	**20.1**	–	–
Net interest	7	**(250.6)**	(64.9)	(118.5)
Exceptional cost of closing out interest rate swaps	3(d)	**–**	–	(52.6)
Profit on ordinary activities before taxation – continuing operations		**624.5**	1,501.0	1,298.1
Taxation				
– Excluding exceptional items	8	**(85.8)**	(123.1)	(120.3)
– Exceptional items	8	**235.4**	(229.5)	(162.8)
	8	**149.6**	(352.6)	(283.1)
Profit on ordinary activities after taxation		**774.1**	1,148.4	1,015.0
Minority interests				
Equity		**(3.3)**	–	–
Non-equity		**(1.8)**	–	–
		(5.1)	–	–
Profit for the year		**769.0**	1,148.4	1,015.0
Dividends	9	**(223.0)**	(205.5)	(192.0)
Retained profit	22	**546.0**	942.9	823.0
Earnings per ordinary share				
– Basic, including exceptional items and goodwill amortisation	10	**52.1p**	78.0p	69.2p
– Basic, excluding exceptional items and goodwill amortisation	10	**26.5p**	24.3p	23.3p
– Diluted, including exceptional items and goodwill amortisation	10	**49.5p**	73.4p	65.2p
– Diluted, excluding exceptional items and goodwill amortisation	10	**25.8p**	23.8p	22.7p
Dividends per ordinary share	9	**15.08p**	13.94p	13.07p

Group statement of total recognised gains and losses

for the years ended 31 March

	2001 £m	2000 £m	1999 £m
Profit for the year	**769.0**	1,148.4	1,015.0
Exchange adjustments	**(12.0)**	3.1	(0.8)
Tax on exchange adjustments	**31.9**	–	–
Total recognised gains and losses relating to the year	**788.9**	1,151.5	1,014.2

	Notes	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Fixed assets					
Intangible assets – goodwill	11	**1,186.2**	844.7	**–**	–
Tangible assets	12	**5,617.3**	4,938.3	**–**	–
Investments in joint ventures					
– Share of gross assets		**1,133.6**	828.6	**–**	–
– Share of gross liabilities		**(798.2)**	(622.7)	**–**	–
– Share of net assets		**335.4**	205.9	**–**	–
– Loans to joint ventures		**64.9**	–	**–**	–
Investment in associate		**414.9**	205.8	**–**	–
Other investments		**145.1**	107.3	**1,996.5**	1,995.7
Total investments	13	**960.3**	519.0	**1,996.5**	1,995.7
		7,763.8	6,302.0	**1,996.5**	1,995.7
Current assets					
Stocks		**34.1**	29.3	**–**	–
Debtors (amounts falling due within one year)	14	**880.4**	490.1	**4,066.3**	3,474.7
Debtors (amounts falling due after one year)	14	**1,016.5**	798.3	**18.1**	16.9
Assets held for exchange	15	**16.6**	16.6	**–**	–
Business held for resale		**–**	118.9	**–**	–
Cash and deposits		**271.2**	1,011.6	**1.6**	383.2
		2,218.8	2,464.8	**4,086.0**	3,874.8
Creditors (amounts falling due within one year)					
Borrowings		**(1,008.7)**	(669.0)	**(760.9)**	(248.5)
Other creditors		**(1,205.0)**	(1,192.1)	**(2,212.4)**	(2,151.8)
	16	**(2,213.7)**	(1,861.1)	**(2,973.3)**	(2,400.3)
Net current assets		**5.1**	603.7	**1,112.7**	1,474.5
Total assets less current liabilities		**7,768.9**	6,905.7	**3,109.2**	3,470.2
Creditors (amounts falling due after more than one year)					
Convertible bonds		**(480.3)**	(469.0)	**–**	–
Other borrowings		**(2,700.4)**	(2,537.2)	**(834.1)**	(1,000.0)
Other creditors		**(574.8)**	(494.0)	**–**	–
	17	**(3,755.5)**	(3,500.2)	**(834.1)**	(1,000.0)
Provisions for liabilities and charges	20	**(495.8)**	(461.4)	**–**	–
Net assets employed		**3,517.6**	2,944.1	**2,275.1**	2,470.2
Capital and reserves					
Called up share capital	21	**174.7**	174.7	**174.7**	174.7
Share premium account	22	**276.9**	274.7	**276.9**	274.7
Revaluation reserve	22	**–**	–	**624.4**	624.4
Other reserve	22	**–**	–	**39.1**	59.1
Profit and loss account	22	**3,024.2**	2,459.6	**1,160.0**	1,337.3
Equity shareholders' funds		**3,475.8**	2,909.0	**2,275.1**	2,470.2
Minority interests					
Equity		**21.8**	22.9	**–**	–
Non-equity	23	**20.0**	12.2	**–**	–
		41.8	35.1	**–**	–
		3,517.6	2,944.1	**2,275.1**	2,470.2

The accounts on pages 52 to 90 inclusive were approved by the Board of Directors on 31 May 2001 and were signed on its behalf by:

R J Urwin Group Chief Executive
S J Box Group Finance Director

Group cash flow statement

for the years ended 31 March

	Notes	2001 £m	2000 £m	1999 £m
Net cash inflow from operating activities	25(a)	**810.6**	682.0	605.9
Dividends from joint ventures		**20.3**	4.5	3.1
Returns on investments and servicing of finance				
Interest received		**94.8**	92.0	18.2
Interest paid		**(398.2)**	(156.7)	(137.9)
Dividends paid to minority interests		**(3.5)**	–	–
Net cash outflow for returns on investments and servicing of finance		**(306.9)**	(64.7)	(119.7)
Taxation				
Corporate tax paid		**(137.2)**	(274.3)	(154.9)
Capital expenditure				
Payments to acquire tangible fixed assets		**(471.6)**	(292.2)	(329.7)
Receipts of capital contributions		**2.2**	7.6	11.9
Receipts from disposals of tangible fixed assets		**11.8**	5.4	5.3
Net cash outflow for capital expenditure		**(457.6)**	(279.2)	(312.5)
Acquisitions and disposals				
Payments to acquire investments		**(337.2)**	(144.5)	(13.1)
Acquisition of Group undertakings	25(b)	**(440.9)**	(2,045.1)	(12.1)
Receipts from sales of Energis shares		**–**	952.9	959.3
Disposal of businesses	25(c)	**195.9**	–	–
Net cash (outflow)/inflow for acquisitions and disposals		**(582.2)**	(1,236.7)	934.1
Equity dividends paid		**(212.5)**	(197.6)	(183.1)
Net cash (outflow)/inflow before management of liquid resources and financing		**(865.5)**	(1,366.0)	772.9
Management of liquid resources				
Decrease/(increase) in short term deposits		**775.2**	618.8	(1,482.3)
Net cash inflow/(outflow) from the management of liquid resources	25(d),(e)	**775.2**	618.8	(1,482.3)
Financing				
Issue of ordinary shares		**7.0**	5.5	5.4
Payments to repurchase ordinary shares		**–**	(1.1)	–
New borrowings		**1,015.4**	1,029.3	717.7
Borrowings repaid		**(934.0)**	(260.1)	(35.5)
Increase in borrowings	25(d),(e)	**81.4**	769.2	682.2
Net cash inflow from financing		**88.4**	773.6	687.6
Movement in cash and overdrafts	25(d),(e)	**(1.9)**	26.4	(21.8)

1 **Segmental analysis**

Eastern Utilities Associates (EUA) was acquired on 19 April 2000 (note 26(a)). The operations of EUA and New England Electric System (NEES) – acquired 22 March 2000 – were successfully integrated on 1 May 2000 and now operate as National Grid USA. As a consequence it is not possible to provide an indication of EUA's contribution to the Group's results for the year.

Transmission – UK includes Ancillary services, previously reported as a separate segment. The activities of NEES, previously reported as a single segment, are now reported over the integrated National Grid USA business segments. The comparative figures have been adjusted to reflect these revised presentations.

a **Turnover**

	Turnover								
	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m	Total sales 2000 (restated) £m	Sales between businesses 2000 (restated) £m	Sales to third parties 2000 (restated) £m	Total sales 1999 (restated) £m	Sales between businesses 1999 (restated) £m	Sales to third parties 1999 (restated) £m
Turnover, including share of joint ventures	**4,049.3**	**45.2**	**4,004.1**	1,715.3	37.8	1,677.5	1,601.9	33.6	1,568.3
Less: share of joint ventures' turnover	**(204.4)**	**–**	**(204.4)**	(62.8)	–	(62.8)	(54.1)	–	(54.1)
Group turnover	**3,844.9**	**45.2**	**3,799.7**	1,652.5	37.8	1,614.7	1,547.8	33.6	1,514.2
Transmission – UK	**1,315.6**	**16.8**	**1,298.8**	1,319.7	16.9	1,302.8	1,310.1	15.7	1,294.4
– USA	**194.7**	**3.4**	**191.3**	3.4	0.6	2.8	–	–	–
Distribution – USA	**1,519.0**	**0.6**	**1,518.4**	25.8	–	25.8	–	–	–
Stranded costs recovery and generation – USA	**334.9**	**0.1**	**334.8**	6.1	–	6.1	–	–	–
Interconnectors – UK	**83.6**	**–**	**83.6**	86.6	–	86.6	75.8	–	75.8
– USA	**47.9**	**–**	**47.9**	1.3	–	1.3	–	–	–
Telecommunications – USA	**9.5**	**–**	**9.5**	0.2	–	0.2	–	–	–
Other activities	**339.7**	**24.3**	**315.4**	209.4	20.3	189.1	161.9	17.9	144.0
Group turnover	**3,844.9**	**45.2**	**3,799.7**	1,652.5	37.8	1,614.7	1,547.8	33.6	1,514.2
Europe			**1,696.6**			1,576.1			1,513.6
North America			**2,103.1**			38.6			0.6
			3,799.7			1,614.7			1,514.2

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Other activities turnover primarily comprises market services, including EnMO, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

1 **Segmental analysis** continued

b **Operating profit**

	Operating profit					
	Before exceptional integration costs and goodwill amortisation			After exceptional integration costs and goodwill amortisation		
	2001 £m	2000 (restated) £m	1999 (restated) £m	2001 £m	2000 (restated) £m	1999 (restated) £m
Transmission – UK	**486.3**	523.1	508.1	**486.3**	523.1	508.1
– USA	**49.6**	1.3	–	**39.5**	1.2	–
Distribution – USA	**154.8**	1.7	–	**110.0**	0.7	–
Stranded costs recovery and generation – USA	**61.7**	0.2	–	**61.7**	0.2	–
Interconnectors – UK	**42.8**	46.6	39.5	**42.8**	46.6	39.5
– USA	**22.3**	0.6	–	**22.3**	0.6	–
– Other	**(0.1)**	(0.9)	–	**(0.1)**	(0.9)	–
Telecommunications – USA	**2.9**	0.1	–	**(1.4)**	(0.1)	–
Other activities	**0.8**	2.0	29.3*	**(0.2)**	0.7	29.1*
Exceptional integration costs – USA	**–**	–	–	**(45.3)**	–	–
Group undertakings	**821.1**	574.7	576.9	**715.6**	572.1	576.7
Telecommunications – Energis	**5.1**	1.3	(9.6)	**(8.7)**	(4.0)	(11.6)
– Intelig	**(118.0)**	(44.1)	–	**(118.0)**	(44.1)	–
– Other	**(3.4)**	–	–	**(3.9)**	–	–
Generation – USA	**7.9**	0.2	–	**7.9**	0.2	–
Other electricity activities	**19.2**	14.4	12.6	**19.2**	14.4	12.3
Joint ventures and associate	**(89.2)**	(28.2)	3.0	**(103.5)**	(33.5)	0.7
Total operating profit	**731.9**	546.5	579.9	**612.1**	538.6	577.4
Europe	**545.7**	577.6	568.4	**531.9**	572.3	566.4
North America	**288.0**	(1.4)	(1.1)	**182.5**	(4.0)	(1.3)
Latin America	**(106.0)**	(33.7)	8.5	**(106.5)**	(33.7)	8.5
Rest of the World	**4.2**	4.0	4.1	**4.2**	4.0	3.8
	731.9	546.5	579.9	**612.1**	538.6	577.4
Electricity	**851.3**	590.4	591.6	**750.1**	588.0	589.1
Telecommunications	**(119.4)**	(43.9)	(11.7)	**(138.0)**	(49.4)	(11.7)
	731.9	546.5	579.9	**612.1**	538.6	577.4

*Includes £15.2m relating to a revision of accounting estimates of provisions resulting from the implementation of FRS 12.

It is not practical to allocate the exceptional integration costs (note 3(a)) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

1 **Segmental analysis** continued

c **Total and net assets**

	Total assets		Net assets	
	2001 £m	2000 (restated) £m	2001 £m	2000 (restated) £m
Transmission – UK	**3,426.2**	3,104.5	**3,055.9**	2,788.2
– USA	**744.4**	600.0	**701.7**	608.2
Distribution – USA	**2,686.8**	1,884.4	**2,402.5**	1,679.5
Stranded costs recovery and generation – USA	**1,105.6**	777.7	**371.6**	97.6
Interconnectors – UK	**154.9**	166.4	**152.1**	166.4
– USA	**191.2**	184.1	**190.6**	178.1
– Other	**11.0**	5.7	**9.8**	5.7
Telecommunications – USA	**148.4**	108.3	**143.4**	106.4
Other activities	**392.1**	479.5	**199.7**	272.9
Group undertakings	**8,860.6**	7,310.6	**7,227.3**	5,903.0
Telecommunications – Energis	**414.9**	205.8	**414.9**	205.8
– Intelig	**164.8**	92.6	**164.8**	92.6
– Other	**110.5**	0.7	**110.5**	0.7
Generation – USA	**32.8**	28.7	**32.8**	28.7
Other electricity activities	**92.2**	83.9	**92.2**	83.9
Joint ventures and associate	**815.2**	411.7	**815.2**	411.7
Unallocated	**306.8**	1,044.5	**(4,524.9)**	(3,370.6)
	9,982.6	8,766.8	**3,517.6**	2,944.1
Europe	**4,270.0**	3,695.3	**3,834.9**	3,308.1
North America	**5,060.2**	3,849.3	**3,863.2**	2,828.9
Latin America	**319.2**	156.6	**319.2**	156.6
Rest of the World	**26.4**	21.1	**25.2**	21.1
Unallocated	**306.8**	1,044.5	**(4,524.9)**	(3,370.6)
	9,982.6	8,766.8	**3,517.6**	2,944.1

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange and cash and deposits. Unallocated net liabilities include net borrowings, taxation, interest, dividends, certain provisions, investment in own shares and assets held for exchange.

1 **Segmental analysis** continued

d **Other segmental information**

	Capital expenditure			Depreciation and amortisation		
	2001 £m	2000 (restated) £m	1999 (restated) £m	2001 £m	2000 (restated) £m	1999 (restated) £m
Transmission – UK	**361.2**	286.5	314.0	**147.7**	133.7	117.8
– USA	**29.4**	0.8	–	**23.4**	0.5	–
Distribution – USA	**84.3**	2.6	–	**120.8**	2.3	–
Stranded costs recovery and generation – USA	**9.9**	–	–	**40.6**	0.9	–
Interconnectors – UK	**0.9**	–	–	**13.3**	13.2	13.3
– USA	**–**	0.9	–	**13.9**	0.3	–
– Other	**2.9**	–	–	**–**	–	–
Telecommunications – USA	**30.0**	–	–	**5.8**	0.1	–
Other activities	**17.2**	25.3	15.0	**4.4**	7.3	2.9
Group undertakings	**535.8**	316.1	329.0	**369.9**	158.3	134.0
Europe	**378.5**	311.7	328.9	**162.8**	152.5	133.6
North America	**154.4**	4.4	0.1	**207.1**	5.8	0.4
Rest of the World	**2.9**	–	–	**–**	–	–
	535.8	316.1	329.0	**369.9**	158.3	134.0

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

2 Operating costs

	2001 £m	2000 £m	1999 £m
Depreciation	**276.5**	154.9	133.8
Payroll costs (note 4(a))	**302.7**	127.5	114.7
Purchases of electricity	**1,247.9**	124.8	112.5
Rates	**176.5**	103.7	99.4
Transmission services scheme direct costs	**219.6**	212.6	254.0
EnMO direct costs	**201.2**	70.7	–
Other operating charges	**659.7**	248.4	223.1
	3,084.1	1,042.6	937.5
Operating costs include:			
Research and development costs	**8.1**	7.8	8.4
Operating lease rentals			
– *Plant and machinery*	**4.2**	0.1	–
– Other	**15.1**	3.3	3.0
Amortisation of goodwill*	**60.2**	2.6	0.2
Amortisation of regulatory assets	**33.2**	0.8	–
Auditors' remuneration			
– Statutory audit fees (Company £7,500 (2000: £7,000; 1999: £6,500))	**1.0**	0.5	0.4
– Taxation advice and acquisition activity, including due diligence	**3.6**	1.4	0.7
– Stock exchange related	**0.1**	0.4	0.9
– Regulatory related services	**0.8**	0.9	0.9
– Other	**0.6**	0.3	0.1
	5.1	3.0	2.6
	6.1	3.5	3.0

*Excludes goodwill of £14.3m (2000: £5.3m; 1999: £2.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £5.1m (2000: £3.0m; 1999: £2.6m), fees of: a) £1.5m (2000: £1.2m; 1999: £1.6m), incurred in respect of acquisitions have been capitalised and; b) £0.5m (2000 and 1999: £nil), incurred in respect of disposals have been charged in arriving at the profit on disposal of businesses. Fees of £4.3m (2000: £nil; 1999: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Auditors' remuneration in respect of non-statutory audit fees includes £nil (2000: £nil; 1999: £0.4m) in respect of services provided by Coopers & Lybrand prior to the appointment of PricewaterhouseCoopers.

3 Exceptional items

a Exceptional integration costs

The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

b Exceptional profit relating to partial disposal of Energis

The 2001 exceptional profit of £242.9m (£242.9m after tax) arises from reductions in the Group's interest in Energis plc ("Energis"), an associated undertaking, primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001.

The 2000 exceptional profit of £1,027.3m relating to the partial disposal of the Group's shareholding in Energis comprises a profit of £895.2m (£665.7m after tax) resulting from the sale of 28.9m shares in Energis and a profit of £132.1m (£132.1m after tax) resulting from reductions in the Group's interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

The 1999 exceptional profit of £891.8m (£712.7m after tax) resulted from the sale of 60m shares in Energis.

c Profit on disposal of businesses

The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

d Exceptional cost of closing out interest rate swaps

The 1999 exceptional charge of £52.6m (£36.3m after tax) relates to the cost of closing out £415.0m of interest rate swaps.

e Exceptional tax credit

The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

4 **Payroll costs and employees**	2001 £m	2000 £m	1999 £m
a **Payroll costs**			
Wages and salaries	**326.0**	129.4	116.5
Social security costs	**26.3**	11.5	10.2
Other pension costs	**18.9**	10.4	10.3
	371.2	151.3	137.0
Less: amounts capitalised	**(68.5)**	(23.8)	(22.3)
	302.7	127.5	114.7

	2001 Number	2000 Number	1999 Number
b **Average number of employees**			
Europe	**3,662**	3,651	3,606
North America	**3,836**	140	6
Latin America	**17**	13	10
Rest of the World	**8**	6	6
	7,523	3,810	3,628

The vast majority of employees in:
- Europe are either directly or indirectly employed in the transmission of electricity in the UK.
- North America are either directly or indirectly employed in the transmission, distribution and generation of electricity in the USA.

5 Directors' emoluments and interests in shares

Details of Directors' emoluments and interests in shares are contained on pages 44 to 47.

6 Pensions and post-retirement benefits

Substantially all of the Group's UK employees are members of the Electricity Supply Pension Scheme ("the Scheme"), a defined benefit funded scheme. The assets of the Scheme are held in a separate trustee administered fund. The Scheme is divided into sections, one of which is the Group's section. The latest full actuarial valuation of the Group's section of the Scheme was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 1998. The results of this latest valuation have been used as the basis for assessing pension cost. The attained age method was used for the latest valuation and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 4.0%; that the real annual rate of increase in dividends would average 0.25%; that real annual increases in salary would average 1.0%; and that pensions would increase in line with inflation at 4.5% per annum. The total market value of the assets relating to the Group's section of the Scheme at 31 March 1998 was £1,298.2m and the actuarial value of the assets represented approximately 111% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.

Substantially all of the Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 1 April 2000 for the NEES plans and at 19 April 2000 for the EUA plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of EUA (note 26(a)). The projected unit credit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 4.6%; that real annual increases in salary would average 1.2%; that inflation would average 4.0%; and that increases in pensions would be nil. The market value of the assets relating to the Group's US defined benefit plans at 1 April 2000 (NEES) and 19 April 2000 (EUA) total US dollar 1,223.2m and the actuarial value of the assets represented 124% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.

The pension cost for the year ended 31 March 2001 charged to operating profit of £18.9m (2000: £10.4m; 1999: £10.3m) represents the regular pension cost of £21.2m (2000: £13.0m; 1999: £12.4m) less a variation from the regular pension cost totalling £2.3m (2000: £2.6m; 1999: £2.1m), of which £1.5m (2000: £1.5m; 1999: £1.5m) relates to the partial release of a pension provision. In addition, net interest includes a credit of £15.7m (2000: £3.5m; 1999: £3.7m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £28.2m (2000: £28.0m).

In the US, the Group provides health care and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 1 April 2000 for the NEES plans and at 19 April 2000 for the EUA plans (for the purpose of determining the fair value of net assets acquired on the acquisition of EUA (note 26(a))). The principal assumptions adopted were a discount rate of 7.75% and that medical costs would increase by 8.25% per annum, decreasing to 5.25% in 2002 and remaining at 5.25% thereafter.

The cost of providing health care and life insurance to retired US employees for the year ended 31 March 2001 amounted to £7.3m (2000, for the period 22 March 2000 to 31 March 2000: £0.2m; 1999: £nil).

7 Net interest

	2001 £m	2000 £m	1999 £m
Bank loans and overdrafts	**118.0**	12.4	20.3
Other	**232.1**	146.0	128.1
Interest payable and similar charges	**350.1**	158.4	148.4
Interest capitalised	**(20.7)**	(20.4)	(19.4)
Interest payable and similar charges net of interest capitalised	**329.4**	138.0	129.0
Interest receivable and similar income	**(112.9)**	(95.0)	(28.1)
	216.5	43.0	100.9
Joint ventures (net of interest capitalised £18.5m (2000: £2.1m; 1999: £nil))	**8.3**	6.3	7.0
Associate	**25.8**	15.6	10.6
	250.6	64.9	118.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.7% (2000: 6.7%; 1999: 7.4%).

Interest payable and similar charges for 2001 includes £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provides an economic hedge against US dollar borrowings, but which do not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 includes a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings. These hedges are no longer needed as a result of the reduction in the Group's sterling borrowings.

Interest payable and similar charges for 1999 includes bank facility fees and interest rate option costs totalling £14.1m relating to the acquisition of NEES and costs of £7.6m relating to the issue of the 6% mandatorily exchangeable bonds 2003.

Details relating to the 1999 exceptional cost (£52.6m) of closing out interest rate swaps are contained in note 3(d).

8 Taxation

	2001 £m	2000 £m	1999 £m
United Kingdom			
– Corporation tax at 30% (2000: 30%; 1999: 31%)	**(153.2)**	347.4	280.1
– Adjustment in respect of prior years	**(20.0)**	–	–
	(173.2)	347.4	280.1
Overseas			
– Corporate tax	**26.7**	2.1	1.0
– Deferred tax	**(6.0)**	–	–
	20.7	2.1	1.0
	(152.5)	349.5	281.1
Joint ventures	**3.1**	3.1	2.4
Associate	**(0.2)**	–	(0.4)
	(149.6)	352.6	283.1
Comprising:			
Taxation – excluding exceptional items	**85.8**	123.1	120.3
Taxation – exceptional tax credit (note 3(e))	**(229.5)**	–	–
Taxation – exceptional items	**(5.9)**	229.5	162.8
	(235.4)	229.5	162.8
	(149.6)	352.6	283.1

The tax credit for the year has been increased by £54.2m (tax charge for 2000 and 1999 reduced by £18.4m and £32.7m respectively) *in respect of accelerated capital allowances and other timing differences on which, in accordance with the Group's* accounting policy, no deferred taxation has been provided.

8 Taxation continued

A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

	2001	2000	1999
	(% of profit before taxation)		
UK corporation tax rate	**30.0**	30.0	31.0
Increase/(decrease) resulting from:			
Tax depreciation in excess of book depreciation	**(13.6)**	(3.0)	(2.0)
Goodwill amortisation and other permanent differences	**8.7**	0.1	2.8
Unrelieved tax losses (including overseas)	**11.4**	–	–
Provisions for liabilities and charges	**(1.3)**	(0.9)	(2.9)
Overseas income taxed at other than UK statutory rate	**(11.4)**	–	–
Other	**2.2**	(0.2)	(2.7)
Effective tax rate before adjustment in respect of prior years and exceptional items	**26.0**	26.0	26.2
Adjustment in respect of prior years	**(4.9)**	–	–
Effective tax rate after adjustment in respect of prior years and before exceptional items	**21.1**	26.0	26.2
Exceptional items	**(45.1)**	(2.5)	(4.4)
Effective tax rate after exceptional items	**(24.0)**	23.5	21.8

9 Dividends

	2001 pence	2000 pence (per ordinary share)	1999 pence	2001 £m	2000 £m	1999 £m
Ordinary dividends						
– Interim	**6.05**	5.59	5.25	**89.5**	82.5	76.9
– Proposed final	**9.03**	8.35	7.82	**133.5**	123.0	115.1
	15.08	13.94	13.07	**223.0**	205.5	192.0

10 Earnings per share

	Earnings per share 2001 pence	Profit for the year 2001 £m	Weighted average number of shares 2001 million	Earnings per share 2000 pence	Profit for the year 2000 £m	Weighted average number of shares 2000 million	Earnings per share 1999 pence	Profit for the year 1999 £m	Weighted average number of shares 1999 million
Basic, including exceptional items and goodwill amortisation	**52.1**	**769.0**	**1,475.8**	78.0	1,148.4	1,472.9	69.2	1,015.0	1,466.6
Profit relating to partial disposal of Energis (note 3(b))	**(16.5)**	**(242.9)**	**–**	(54.2)	(797.8)	–	(48.6)	(712.7)	–
Profit on disposal of businesses (note 3(c))	**(1.3)**	**(20.1)**	**–**	–	–	–	–	–	–
Goodwill amortisation	**5.0**	**74.5**	**–**	0.5	7.9	–	0.2	2.5	–
Exceptional integration costs (note 3(a))	**2.8**	**39.4**	**–**	–	–	–	–	–	–
Exceptional tax credit (note 3(e))	**(15.6)**	**(229.5)**	**–**	–	–	–	–	–	–
Cost of closing out interest rate swaps (note 3(d))	**–**	**–**	**–**	–	–	–	2.5	36.3	–
Basic, excluding exceptional items and goodwill amortisation	**26.5**	**390.4**	**1,475.8**	24.3	358.5	1,472.9	23.3	341.1	1,466.6
Dilutive impact of employee share options	**(0.2)**	**–**	**9.9**	(0.2)	–	10.1	(0.2)	–	11.3
Dilutive impact of 4.25% exchangeable bonds 2008	**(0.5)**	**21.2**	**110.3**	(0.3)	20.9	110.3	(0.4)	20.2	110.3
Diluted, excluding exceptional items and goodwill amortisation	**25.8**	**411.6**	**1,596.0**	23.8	379.4	1,593.3	22.7	361.3	1,588.2
Profit relating to partial disposal of Energis (note 3(b))	**15.2**	**242.9**	**–**	50.1	797.8	–	44.9	712.7	–
Profit on disposal of businesses (note 3(c))	**1.3**	**20.1**	**–**	–	–	–	–	–	–
Goodwill amortisation	**(4.7)**	**(74.5)**	**–**	(0.5)	(7.9)	–	(0.1)	(2.5)	–
Exceptional integration costs (note 3(a))	**(2.5)**	**(39.4)**	**–**	–	–	–	–	–	–
Exceptional tax credit (note 3(e))	**14.4**	**229.5**	**–**	–	–	–	–	–	–
Cost of closing out interest rate swaps (note 3(d))	**–**	**–**	**–**	–	–	–	(2.3)	(36.3)	–
Diluted, including exceptional items and goodwill amortisation	**49.5**	**790.2**	**1,596.0**	73.4	1,169.3	1,593.3	65.2	1,035.2	1,588.2

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

11 Intangible fixed assets – goodwill

	Cost £m	Amortisation £m	Net book value £m
At 1 April 2000	847.5	(2.8)	844.7
Exchange adjustments	136.0	(2.2)	133.8
Addition (note 26(a))	213.5	–	213.5
Adjustments to acquisition provisional fair values (note 26(b))	68.2	–	68.2
Disposal	(16.6)	2.8	(13.8)
Charge for the year	–	(60.2)	(60.2)
At 31 March 2001	**1,248.6**	**(62.4)**	**1,186.2**

12 Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2000	491.6	7,100.2	310.5	170.7	8,073.0
Exchange adjustments	49.4	384.5	6.4	2.3	442.6
Acquisition of Group undertaking	57.8	415.1	7.2	–	480.1
Capital expenditure	8.3	4.2	507.8	15.5	535.8
Disposal of businesses	(139.1)	(408.6)	(2.8)	(20.5)	(571.0)
Other disposals	(6.0)	(50.5)	–	(11.7)	(68.2)
Reclassifications	(15.4)	444.7	(419.4)	(9.9)	–
Cost at 31 March 2001	446.6	7,889.6	409.7	146.4	8,892.3
Depreciation at 1 April 2000	216.7	2,812.6	–	105.4	3,134.7
Exchange adjustments	26.6	168.9	–	1.2	196.7
Acquisition of Group undertaking	15.1	173.5	–	–	188.6
Charge for the year	6.5	251.6	–	18.4	276.5
Disposal of businesses	(114.6)	(326.9)	–	(17.0)	(458.5)
Other disposals	(1.6)	(49.7)	–	(11.7)	(63.0)
Reclassifications	(0.7)	14.0	–	(13.3)	–
Depreciation at 31 March 2001	148.0	3,044.0	–	83.0	3,275.0
Net book value at 31 March 2001	**298.6**	**4,845.6**	**409.7**	**63.4**	**5,617.3**
Net book value at 31 March 2000	274.9	4,287.6	310.5	65.3	4,938.3

The net book value of tangible fixed assets at 31 March 2001 is stated after deducting capital contributions of £84.8m (2000: £95.9m).

The cost of tangible fixed assets at 31 March 2001 includes £280.5m (2000: £259.8m) relating to interest capitalised.

The net book value of land and buildings comprises:

	2001 £m	2000 £m
Freehold	**262.5**	240.1
Long leasehold (over 50 years)	**30.0**	30.3
Short leasehold (under 50 years)	**6.1**	4.5
	298.6	274.9

13 Fixed asset investments

	Group						Company
	Unlisted joint ventures		Listed associate	Own shares	Other investments	Total	Group undertakings
	Share of net assets £m	Loans £m	Share of net assets £m	£m	£m	£m	£m
At 1 April 2000	205.9	–	205.8	16.3	91.0	519.0	1,995.7
Exchange adjustments	(4.0)	3.5	–	–	15.4	14.9	–
Acquisition of Group undertaking	6.3	–	–	–	28.7	35.0	–
Additions	250.8	61.4	–	2.1	22.9	337.2	0.8
Disposal of business	–	–	–	–	(23.1)	(23.1)	–
Other disposals	–	–	–	(8.2)	–	(8.2)	–
Share of retained loss	(122.9)	–	(34.4)	–	–	(157.3)	–
Other movements	(0.7)	–	243.5	–	–	242.8	–
At 31 March 2001	**335.4**	**64.9**	**414.9**	**10.2**	**134.9**	**960.3**	**1,996.5**

The market value of the investment in the listed associate at 31 March 2001 was £1,579.4m (2000: £3,309.3m).

Own shares at 31 March 2001 relate to 5.9m (2000: 10.4m) $11^{13}/_{17}$p ordinary shares in National Grid Group plc, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by the Group. The carrying value of £10.2m (market value £31.9m (2000: £59.6m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by the Company and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by Group undertakings. The trusts have waived their rights to dividends on these shares.

Group undertakings
During the year ended 31 March 1999, the Company acquired all of the ordinary shares in National Grid Holdings Limited in exchange for all the shares then held by the Company in Group undertakings which included The National Grid Company plc. The carrying value of the investment in National Grid Holdings Limited represents the value attributed to the initial investment in The National Grid Company plc, which was acquired for no consideration and was based on a pro forma net asset value at the date of acquisition, plus all additional investments at cost.

The names of the principal Group and associated undertakings are included in note 29.

14 Debtors

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Amounts falling due within one year:				
Trade debtors	**379.9**	246.9	**–**	–
Amounts owed by Group undertakings	**–**	–	**4,063.0**	3,449.2
Amounts owed by an associate	**10.5**	14.8	**–**	–
Amounts owed by joint ventures	**23.3**	1.0	**–**	–
Regulatory assets	**255.1**	108.6	**–**	–
Prepayments and accrued income	**115.8**	101.9	**3.3**	21.3
Other debtors	**95.8**	16.9	**–**	4.2
	880.4	490.1	**4,066.3**	3,474.7
Amounts falling due after more than one year:				
Amounts owed by an associate	**45.1**	48.0	**–**	–
Amounts owed by Group undertakings	**–**	–	**18.1**	16.9
Regulatory assets	**941.4**	727.4	**–**	–
Other debtors	**30.0**	22.9	**–**	–
	1,016.5	798.3	**18.1**	16.9
	1,896.9	1,288.4	**4,084.4**	3,491.6

Trade debtors are stated net of provisions for doubtful debts of £15.4m (2000: £10.6m).

The amounts owed by an associate include a net investment in a finance lease amounting to £48.9m (2000: £52.3m) comprising total rentals receivable of £74.2m (2000: £85.5m) less unearned income of £25.3m (2000: £33.2m), of which £3.8m (2000: £4.3m) falls due within one year and £45.1m (2000: £48.0m) falls due after more than one year. Rentals received and receivable in the year amounted to £11.3m (2000: £6.7m). At 31 March 2001, the minimum lease payments for each of the five years ending 31 March 2006 are £9.0m.

Regulatory assets
SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 17), the decommissioning provision (note 20) and the under-recovery of power costs incurred.

15 Assets held for exchange

The assets held for exchange of £16.6m (2000: £16.6m) represent the carrying value of 73.5m (2000: 73.5m, restated to reflect a 5:1 share split) shares in Energis plc which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 18. The voting rights in respect of 61.0m (2000: 61.0m, restated to reflect a 5:1 share split) of these shares are vested in the bondholders.

16 Creditors (amounts falling due within one year)

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Borrowings (note 18)	**1,008.7**	669.0	**760.9**	248.5
Trade creditors and accruals	**648.9**	529.5	**1.3**	0.3
Amounts owed to Group undertakings	**–**	–	**1,871.1**	1,997.1
Amounts owed to an associate	**10.6**	5.3	**–**	–
Amounts owed to a joint venture	**2.1**	0.2	**–**	–
Purchased power obligations	**105.0**	46.9	**–**	–
Corporate tax	**16.2**	378.4	**–**	–
Social security and other taxes	**14.1**	25.3	**0.1**	–
Proposed dividend	**133.5**	123.0	**133.5**	123.0
Other creditors	**274.6**	83.5	**206.4**	31.4
	2,213.7	1,861.1	**2,973.3**	2,400.3

17 Creditors (amounts falling due after more than one year)

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Borrowings (note 18)	**3,180.7**	3,006.2	**834.1**	1,000.0
Purchased power obligations	**448.5**	382.3	**–**	–
Other creditors	**126.3**	111.7	**–**	–
	3,755.5	3,500.2	**834.1**	1,000.0

Purchased power obligations

As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long-term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 14), represents the net present value of these monthly payments discounted at 5.12%. At 31 March 2001, amounts falling due after five years totalled £131.6m (2000: £173.1m).

18 Borrowings

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Amounts falling due within one year:				
Bank loans and overdrafts	**627.5**	144.5	**394.4**	5.9
Commercial paper	**107.3**	52.5	**–**	–
6% mandatorily exchangeable bonds 2003	**242.6**	242.6	**242.6**	242.6
5.5% US dollar bonds 2001	**–**	197.6	**–**	–
US medium term notes 2001	**13.8**	18.7	**–**	–
Other loans	**17.5**	13.1	**123.9**	–
	1,008.7	669.0	**760.9**	248.5
Amounts falling due after more than one year:				
Bank borrowings 2002-2004	**995.5**	1,000.0	**834.1**	1,000.0
Pollution control revenue bonds 2018-2022	**315.0**	232.4	**–**	–
4.25% exchangeable bonds 2008	**480.3**	469.0	**–**	–
5.875% bonds 2024	**443.6**	443.3	**–**	–
US medium term notes 2002-2028	**327.8**	299.7	**–**	–
8.0% bonds 2006	**239.1**	238.9	**–**	–
European Investment Bank Swiss franc loan 2004	**237.0**	173.2	**–**	–
US private placement notes 2002-2015	**74.8**	78.4	**–**	–
Zero coupon bonds 2002	**26.2**	26.2	**–**	–
US tax exempt bonds 2002-2017	**16.7**	16.4	**–**	–
Other loans	**24.7**	28.7	**–**	–
	3,180.7	3,006.2	**834.1**	1,000.0
Total borrowings	**4,189.4**	3,675.2	**1,595.0**	1,248.5
Total borrowings are repayable as follows:				
In one year or less	**1,008.7**	669.0	**760.9**	248.5
In more than one year, but not more than two years	**85.8**	707.1	**262.4**	–
In more than two years, but not more than three years	**1,262.0**	79.9	**450.7**	–
In more than three years, but not more than four years	**47.1**	512.3	**121.0**	–
In more than four years, but not more than five years	**252.6**	42.3	**–**	–
In more than five years – by instalments	**61.7**	58.7	**–**	–
– other than by instalments	**1,471.5**	1,605.9	**–**	1,000.0
	4,189.4	3,675.2	**1,595.0**	1,248.5

At 31 March 2001, borrowings totalling £348.6m (2000: £330.7m) were secured by charges over property, plant and other assets of the Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, the Company issued 73.5m (restated to reflect a 5:1 share split by Energis) Equity Plus Income Convertible Securities ("EPICs") in the form of 6% mandatorily exchangeable bonds 2003 ("exchangeable bonds") in the aggregate principal amount of US dollar 401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds ("bondholders") into ordinary shares of Energis plc, an associated undertaking (note 15). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, the Group will deliver 0.8333 Energis plc shares per EPICs. On 3 May 2003, the number of Energis plc shares to be delivered by the Group in respect of each EPICs is dependent upon the Energis plc share price at that date and ranges from a maximum of one, if the share price is £3.30 or less, to a minimum of 0.8333 if the share price is £3.96 or more.

The 4.25% exchangeable bonds 2008 ("the Bonds") are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of the Company at the exchange price of 417p per ordinary share. After 17 February 2003, the Group has the right to redeem the Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the Redemption Price, being £1,209.31 per £1,000 principal amount of Bonds). When a bondholder elects to exchange bonds for ordinary shares, the Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by the Company. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Bonds has not been anticipated and the Bonds have been classified as repayable in more than five years.

19 Financial instruments

The Group's treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described on pages 36 to 38. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS13), have been excluded from the following disclosures, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Currency and interest rate composition of financial liabilities

				Fixed rate liabilities	
At 31 March 2001	Total £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	**539.6**	**(759.4)**	**1,299.0**	**6.92**	**4.6**
US dollars	**3,647.3**	**1,239.5**	**2,407.8**	**6.86**	**3.4**
Others	**2.5**	**2.5**	**–**	**–**	**–**
Borrowings	**4,189.4**	**482.6**	**3,706.8**	**6.88**	**3.8**
Other financial liabilities (sterling)	**30.4**	**–**	**30.4**	**5.34**	**4.6**
Other financial liabilities (US dollars)	**662.2**	**621.2**	**41.0**	**6.22**	**10.0***
	4,882.0	**1,103.8**	**3,778.2**	**6.86**	**3.8**
At 31 March 2000					
Sterling	776.2	(447.5)	1,223.7	6.90	5.6
US dollars	2,899.0	756.2	2,142.8	6.96	4.4
Borrowings	3,675.2	308.7	3,366.5	6.94	4.8
Other financial liabilities (sterling)	33.5	0.1	33.4	5.34	3.2
Other financial liabilities (US dollars)	408.2	396.0	12.2	5.92	–*
	4,116.9	704.8	3,412.1	6.92	4.8

*Excludes non-equity minority interests of £20.0m (2000: £12.2m) with no fixed payment date.

At 31 March 2001, the weighted average interest rate on short term borrowings of £1,008.7m (2000: £669.0m) was 5.9% (2000: 6.1%).

Other US dollar financial liabilities at 31 March 2001 and at 31 March 2000 predominantly relate to purchased power obligations due after more than one year of £448.5m (2000: £382.3m) and the exchange revaluation of a cross currency swap of £166.4m (2000: £nil).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or in the case of certain USA based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

19 Financial instruments continued

Currency and interest rate composition of financial assets

At 31 March 2001	Total £m	Non-interest bearing £m	Variable rate £m	Fixed rate £m	Fixed rate assets: Weighted average interest rate %	Fixed rate assets: Weighted average period for which rate is fixed Years
Sterling	**136.9**	**–**	**136.9**	**–**	**–**	**–**
US dollars	**131.6**	**–**	**131.6**	**–**	**–**	**–**
Other currencies	**2.7**	**–**	**2.7**	**–**	**–**	**–**
Cash and deposits	**271.2**	**–**	**271.2**	**–**	**–**	**–**
Other financial assets (sterling)	**65.5**	**16.6**	**–**	**48.9**	**11.50**	**4.8**
Other financial assets (US dollars)	**38.6**	**–**	**11.9**	**26.7**	**5.37**	**9.8**
Other financial assets (other)	**4.9**	**–**	**4.9**	**–**	**–**	**–**
	380.2	**16.6**	**288.0**	**75.6**	**9.34**	**6.6**
At 31 March 2000						
Sterling	808.5	–	808.5	–	–	–
US dollars	202.2	–	202.2	–	–	–
Other currencies	0.9	–	0.9	–	–	–
Cash and deposits	1,011.6	–	1,011.6	–	–	–
Other financial assets (sterling)	90.1	16.6	21.2	52.3	11.50	5.4
Other financial assets (US dollars)	149.7	118.9	–	30.8	9.43	2.6
	1,251.4	135.5	1,032.8	83.1	9.84	3.2

Other financial assets at 31 March 2001 predominantly relate to assets held for exchange of £16.6m (2000: £16.6m), a net investment in a finance lease of £48.9m (2000: £52.3m), the exchange revaluation of a cross currency swap of £nil (2000: £21.2m), fixed asset investment of £38.6m (2000: £30.8m), and business held for resale of £nil (2000: £118.9m). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 18.

Maturity of financial liabilities at 31 March	2001 £m	2000 £m
In one year or less	**1,181.4**	682.7
In more than one year, but not more than two years	**191.6**	765.0
In more than two years, but not more than three years	**1,348.9**	141.4
In more than three years, but not more than four years	**130.4**	569.8
In more than four years, but not more than five years	**333.3**	102.1
In more than five years	**1,696.4**	1,855.9
	4,882.0	4,116.9

Maturity of financial assets at 31 March	2001 £m	2000 £m
In one year or less	**316.2**	1,166.9
In more than one year, but not more than two years	**6.2**	27.5
In more than two years, but not more than three years	**6.5**	4.7
In more than three years, but not more than four years	**6.2**	5.0
In more than four years, but not more than five years	**7.0**	6.0
In more than five years	**38.1**	41.3
	380.2	1,251.4

19 **Financial instruments** continued

Fair values of financial instruments at 31 March

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
6% mandatorily exchangeable bonds 2003	**(242.6)**	**(196.7)**	(242.6)	(391.6)
Other short term debt	**(766.1)**	**(768.7)**	(426.4)	(413.5)
Exchangeable bonds 2008	**(480.3)**	**(627.7)**	(469.0)	(654.6)
Other long term debt	**(2,700.4)**	**(2,704.8)**	(2,537.2)	(2,533.4)
Total borrowings	**(4,189.4)**	**(4,297.9)**	(3,675.2)	(3,993.1)
Cash and deposits	**271.2**	**271.2**	1,011.6	1,011.6
Net borrowings	**(3,918.2)**	**(4,026.7)**	(2,663.6)	(2,981.5)
Other financial liabilities (i)	**(519.9)**	**(516.3)**	(428.0)	(426.3)
Net investment in finance lease	**48.9**	**56.0**	52.3	60.6
Assets held for exchange	**16.6**	**205.1**	16.6	429.7
Other financial assets (ii)	**43.5**	**44.8**	149.7	149.7
Net financial liabilities (i), (ii)	**(4,329.1)**	**(4,237.1)**	(2,873.0)	(2,767.8)
Financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	**(2.9)**	**(40.4)**	(2.4)	6.1
Forward foreign currency contracts and cross currency swaps	**(169.8)**	**(250.1)**	21.0	(1.2)
Cross currency option	**-**	**-**	(11.1)	(10.1)

(i) Excluding interest rate swaps £2.9m (2000: £2.4m), forward currency contracts £3.4m (2000: £0.2m), cross currency swaps £166.4m (2000: £nil) and cross currency option £nil (2000: £11.1m).

(ii) Excluding cross currency swaps £nil (2000: £21.2m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps, and a cross currency option amounted to £2,889.6m (2000: £2,534.9m); £2,118.0m (2000: £1,633.5m); and £nil (2000: £1,061.9m) respectively.

Gains and losses on hedges	Gains £m	Losses £m	Net gain/(loss) £m
Unrecognised gains and (losses) on hedges at 1 April 2000	40.0	(52.7)	(12.7)
Gains/(losses) arising in the current year	5.5	(295.3)	(289.8)
	45.5	(348.0)	(302.5)
(Gains)/losses recognised during the year	(34.8)	219.5	184.7
Unrecognised gains and (losses) on hedges at 31 March 2001	**10.7**	**(128.5)**	**(117.8)**
Of which:			
Gains and (losses) expected to be recognised in the next year	–	(27.9)	(27.9)
Gains and (losses) expected to be recognised in subsequent years	10.7	(100.6)	(89.9)

At 31 March 2001, within the £128.5m unrecognised loss there is an unrecognised loss of £61.2m for which there are offsetting gains of £53.2m on the related borrowings.

Borrowing facilities

At 31 March 2001, the Group had committed credit facilities from syndicates of banks of £2,510.5m (2000: £2,493.7m) of which £1,120.7m (2000: £1,493.7m) was undrawn and of which £816.9m expires within one year, £211.2m expires after more than one year but less than two years, and £92.6m expires after more than two years. The unused facilities are available to support further acquisitions and other general corporate purposes.

20 **Provisions for liabilities and charges**	Decommissioning £m	Post-retirement benefits £m	Environmental £m	Deferred taxation £m	Other £m	Total provisions £m
At 1 April 2000	231.3	114.6	41.2	72.1	2.2	461.4
Exchange adjustments	29.3	14.7	3.8	18.1	–	65.9
Adjustments to acquisition provisional fair values	–	(11.8)	–	0.2	–	(11.6)
Acquisition of Group undertaking	34.5	27.3	12.0	62.9	–	136.7
Additions	16.3	18.7	10.5	–	–	45.5
Unused amounts reversed	(80.5)	–	(10.0)	(6.0)	(1.8)	(98.3)
Utilised	(18.9)	(13.8)	(5.1)	–	(0.1)	(37.9)
Disposal of business	(65.9)	–	–	–	–	(65.9)
At 31 March 2001	**146.1**	**149.7**	**52.4**	**147.3**	**0.3**	**495.8**

The decommissioning provision of £146.1m at 31 March 2001, represents the net present value of the estimated expenditures (discounted at rates up to 6.62%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 14). Expenditure is expected to be incurred between 2001 and 2042. Additions in the year include £10.8m and £2.3m in respect of changes in the discounted amount arising from the passage of time and the effect of the change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £76.1m (2000: £57.3m) and other post-retirement benefits (health care and life insurance) £73.6m (2000: £57.3m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2001, £37.8m of this provision represents the net present value of the estimated expenditure (discounted at 7.75%) expected to be incurred between 2001 and 2045. Substantially all of the remainder of this provision is expected to be utilised within the next five years. Additions in the year include £0.2m in respect of a change in the discounted amount arising from the passage of time.

Deferred taxation provided in the accounts and the potential liability not provided comprise:

	Provided		Not provided	
	2001 £m	2000 £m	2001 £m	2000 £m
Accelerated capital allowances	**–**	–	**1,124.4**	998.9
Other timing differences	**147.3**	72.1	**(99.2)**	(100.1)
	147.3	72.1	**1,025.2**	898.8

21 **Share capital**	Authorised		Allotted, called up and fully paid	
Ordinary shares of 11 13/17p each	millions	£m	millions	£m
At 31 March 1998	2,125.0	250.0	1,474.4	173.5
Issued during the year	–	–	3.5	0.4
At 31 March 1999	2,125.0	250.0	1,477.9	173.9
Issued during the year	–	–	6.9	0.8
Repurchased and cancelled during the year	–	–	(0.2)	–
At 31 March 2000	2,125.0	250.0	1,484.6	174.7
At 31 March 2001	**2,125.0**	**250.0**	**1,484.6**	**174.7**

One £1 special rights redeemable preference share (at 31 March 2001, 31 March 2000 and 31 March 1999).

The total consideration received by the Company in respect of shares issued during the year ended 31 March 2001 was £2.2m, all of which was received from employee share trusts, which represented contributions from Group undertakings.

The special rights redeemable preference share ("the Special Share"), held on behalf of the Crown, was vested in the Secretary of State for Trade and Industry with effect from 5 July 1992. It is redeemable at any time at par at the option of the holder, after consulting the Company. The Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of the Articles of Association of the Company, require the prior written consent of the holder of the Special Share. The Special Share confers no right to participate in the capital or profits of the Company, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders.

21 Share capital continued

Share option schemes

The Group operates two principal forms of share option schemes. They are a Sharesave scheme and an Executive share option scheme ("the Executive scheme").

The Sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive scheme applies to senior executives, including Executive Directors. Options granted for the 1998/99 and 1999/00 financial years are subject to the achievement of performance targets related to earnings per share growth over a three year period. Options granted for the 2000/01 financial year are subject to the achievement of performance targets related to total shareholder returns over a three year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group's share option schemes may not exceed the number of shares representing 10% of the Company's issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares of $11^{13}/_{17}$p under the Group's various options schemes for the three years ended 31 March 2001 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave scheme millions	Executive share scheme millions	Total millions
At 31 March 1998	20.2	3.4	23.6
Granted	2.3	1.5	3.8
Lapsed	(1.1)	(0.1)	(1.2)
Exercised	(5.1)	(0.1)	(5.2)
At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)
At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	–	(0.4)
Exercised	(4.1)	(0.7)	(4.8)
At 31 March 2001	**13.1**	**6.9**	**20.0**
Exercisable between 1 April 2001 and:	28 Feb 2006	30 Mar 2011	
Option price per ordinary share	146.0p to 416.0p	64.6p to 623.0p	

21 Share capital continued

Share option schemes continued

Options outstanding at 31 March 2001 and 31 March 2000, together with their exercise prices and dates were as follows:

	2001 millions	2000 millions	Exercise price per share pence	Normal dates of exercise years
Sharesave scheme	**–**	1.1	171.0	2001
	0.2	3.1	162.0	2001
	3.9	4.1	146.0	2001
	0.6	0.6	312.0	2001
	2.4	2.4	171.0	2002
	1.1	1.2	337.0	2002
	1.4	1.5	312.0	2003
	0.6	–	416.0	2003
	2.1	2.2	337.0	2004
	0.8	–	416.0	2005
	13.1	16.2		
Executive scheme	**0.1**	0.2	64.6	1994 – 2001
	–	0.1	90.2	1995 – 2002
	–	0.1	118.9	1996 – 2003
	0.3	0.5	205.5	2001 – 2007
	0.2	0.4	258.0	2001 – 2007
	0.9	1.0	280.5	2001 – 2007
	1.3	1.4	375.8	2001 – 2008
	0.3	0.3	455.3	2002 – 2009
	0.4	0.4	435.8	2002 – 2009
	0.1	0.1	424.0	2002 – 2009
	1.5	1.5	566.5	2003 – 2010
	0.5	–	531.5	2003 – 2010
	1.0	–	526.5	2003 – 2010
	0.1	–	535.0	2003 – 2010
	0.1	–	623.0	2004 – 2011
	0.1	–	540.0	2004 – 2011
	6.9	6.0		

22 Reserves

	Group		Company			
	Share premium account £m	Profit and loss account £m	Share premium account £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m
At 1 April 1998	232.7	718.2	232.7	624.4	–	422.2
Exchange adjustments	–	(0.8)	–	–	–	–
Unrealised profit arising on intra-group sale of a Group undertaking	–	–	–	–	5.4	–
Ordinary shares issued during the year	5.5	–	13.8	–	–	–
Transfer on issue of certain shares under the Sharesave scheme	8.3	(8.3)	–	–	–	–
Retained profit for the year	–	823.0	–	–	–	84.5
At 31 March 1999	246.5	1,532.1	246.5	624.4	5.4	506.7
Exchange adjustments	–	3.1	–	–	–	–
Ordinary shares issued during the year	10.8	–	28.2	–	–	–
Repurchase and cancellation of ordinary shares	–	(1.1)	–	–	–	(1.1)
Transfer on issue of certain shares under the Sharesave scheme	17.4	(17.4)	–	–	–	–
Unrealised gain on sale of investment in a Group undertaking	–	–	–	–	53.7	–
Retained profit for the year	–	942.9	–	–	–	831.7
At 31 March 2000	274.7	2,459.6	274.7	624.4	59.1	1,337.3
Exchange adjustments	–	(12.0)	–	–	–	–
Ordinary shares issued during the year	0.9	–	2.2	–	–	–
Tax on exchange adjustments	–	31.9	–	–	–	–
Transfer on issue of certain shares under share option schemes	1.3	(1.3)	–	–	–	–
Partial realisation of gain on sale of investment in a Group undertaking	–	–	–	–	(20.0)	20.0
Retained profit/(loss) for the year	–	546.0	–	–	–	(197.3)
At 31 March 2001	**276.9**	**3,024.2**	**276.9**	**624.4**	**39.1**	**1,160.0**

The Company has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. Of the Group profit after taxation, £25.7m (2000: £1,037.2m; 1999: £276.5m) is attributable to the Company.

23 Minority interests: non-equity

The non-equity minority interests of £20.0m (2000: £12.2m) comprise cumulative preference stock issued by Group undertakings.

24 Reconciliation of movement in equity shareholders' funds

	2001 £m	2000 £m	1999 £m
Profit for the year	**769.0**	1,148.4	1,015.0
Dividends	**(223.0)**	(205.5)	(192.0)
	546.0	942.9	823.0
Issue of ordinary shares	**0.9**	11.6	5.9
Repurchase of ordinary shares	**–**	(1.1)	–
Exchange adjustments	**(12.0)**	3.1	(0.8)
Tax on exchange adjustments	**31.9**	–	–
Net increase in equity shareholders' funds	**566.8**	956.5	828.1
Equity shareholders' funds at start of year	**2,909.0**	1,952.5	1,124.4
Equity shareholders' funds at end of year	**3,475.8**	2,909.0	1,952.5

25 Group cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m	1999 £m
Operating profit of Group undertakings	**715.6**	572.1	576.7
Depreciation and amortisation	**369.9**	158.3	134.0
Profit on disposal of tangible fixed assets	**(6.6)**	(4.3)	(2.5)
(Increase)/decrease in stocks	**(7.9)**	(0.4)	0.2
Increase in debtors	**(189.8)**	(22.7)	(13.0)
Decrease in creditors	**(55.3)**	(11.5)	(60.6)
Decrease in provisions	**(11.7)**	(6.8)	(29.6)
Other	**(3.6)**	(2.7)	0.7
Net cash inflow from operating activities	**810.6**	682.0	605.9

b Acquisition of Group undertakings

	2001 £m	2000 £m	1999 £m
Payments to acquire Group undertakings	**(442.5)**	(2,049.2)	(12.6)
Cash balances of Group undertakings acquired	**1.6**	4.1	0.5
	(440.9)	(2,045.1)	(12.1)

Because the operations of NEES and EUA were successfully integrated on 1 May 2000, it is not possible to provide an indication of EUA's contribution to the cash flow for the year ended 31 March 2001.

c Disposal of businesses

	2001 £m	2000 £m	1999 £m
Consideration received	**204.7**	–	–
Cash balances of businesses disposed	**(8.8)**	–	–
	195.9	–	–

d Reconciliation of net cash flow to movement in net debt

	2001 £m	2000 £m	1999 £m
Movement in cash and overdrafts	**(1.9)**	26.4	(21.8)
Net cash (inflow)/outflow from the management of liquid resources	**(775.2)**	(618.8)	1,482.3
Increase in borrowings	**(81.4)**	(769.2)	(675.2)*
Change in net debt resulting from cash flows	**(858.5)**	(1,361.6)	785.3
Acquisition of Group undertakings	**(162.2)**	(611.7)	(4.2)
Certificates of tax deposit surrendered	**(3.6)**	(5.9)	(8.7)
Exchange adjustments	**(218.0)**	29.9	(0.3)
Other non-cash movements	**(12.3)**	(10.9)	(10.2)
Movement in net debt in the year	**(1,254.6)**	(1,960.2)	761.9
Net debt at start of year	**(2,663.6)**	(703.4)	(1,465.3)
Net debt at end of year	**(3,918.2)**	(2,663.6)	(703.4)

*In 1999, cash flow from increase in borrowings is net of £7.0m costs relating to the issue of long term debt.

Liquid resources comprise short term deposits.

25 **Group cash flow statement** continued

e Analysis of changes in net debt

	At 1 April 1998 £m	Cash flow £m	Acquisition of Group undertakings* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 1999 £m
Cash at bank and in hand**	0.7	0.9	–	–	–	–	1.6
Bank overdrafts	(1.5)	(22.7)	–	–	–	–	(24.2)
		(21.8)					
Deposits**	49.3	1,482.3	–	–	–	(8.7)	1,522.9
Borrowings due after one year	(1,320.5)	(458.0)	(0.2)	151.6	–	(10.2)	(1,637.3)
Borrowings due within one year	(193.3)	(217.2)	(4.0)	(151.6)	(0.3)	–	(566.4)
		(675.2)+					
	(1,465.3)	785.3	(4.2)	–	(0.3)	(18.9)	(703.4)

	At 1 April 1999 £m	Cash flow £m	Acquisition of Group undertakings* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2000 £m
Cash at bank and in hand**	1.6	6.2	–	–	–	–	7.8
Bank overdrafts	(24.2)	20.2	–	–	–	–	(4.0)
		26.4					
Deposits**	1,522.9	(618.8)	107.7	–	(2.1)	(5.9)	1,003.8
Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	–	(665.0)
		(769.2)					
	(703.4)	(1,361.6)	(611.7)	–	29.9	(16.8)	(2,663.6)

	At 1 April 2000 £m	Cash flow £m	Acquisition of Group undertakings* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2001 £m
Cash at bank and in hand**	7.8	17.4	–	–	0.1	–	**25.3**
Bank overdrafts	(4.0)	(19.3)	–	–	–	–	**(23.3)**
		(1.9)					
Deposits**	1,003.8	(775.2)	–	–	20.9	(3.6)	**245.9**
Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	**(3,180.7)**
Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	–	**(985.4)**
		(81.4)					
	(2,663.6)	(858.5)	(162.2)	–	(218.0)	(15.9)	**(3,918.2)**

*Excluding cash and bank overdrafts.
**Cash and deposits per the balance sheet £271.2m (2000: £1,011.6m; 1999: £1,524.5m).
+In 1999, cash flow from increase in borrowings is net of £7.0m costs relating to the issue of long term debt.

26 Acquisition

a On 19 April 2000, the Group acquired the entire issued share capital of Eastern Utilities Associates (EUA) for a cash consideration of £414.0m, including acquisition costs of £4.5m. The acquisition has been accounted for by using the acquisition method of accounting. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

	Book value at acquisition £m	Fair value adjustments: Revaluations £m	Fair value adjustments: Accounting policy alignment £m	Fair value £m
Tangible fixed assets	274.4	34.9 (iv), (v)	(17.8) (ii), (iv), (v)	**291.5**
Fixed asset investments	42.7	(3.4)	(4.3) (ii)	**35.0**
Stocks	1.7	–	–	**1.7**
Debtors	457.4	(0.5)	(143.8) (iii), (vi)	**313.1**
Business held for resale	50.2	5.2 (vii)	–	**55.4**
Cash and deposits	1.6	–	–	**1.6**
Creditors excluding borrowings	(274.8)	(15.3) (viii), (ix)	110.3 (iii)	**(179.8)**
Borrowings	(162.6)	–	0.4	**(162.2)**
Provisions for liabilities and charges	(157.7)	(10.8) (viii)	31.8 (i), (ii), (iii)	**(136.7)**
Minority interests	(18.1)	(1.0)	–	**(19.1)**
	214.8	9.1	(23.4)	
Net assets acquired				**200.5**
Goodwill arising on acquisition				**213.5**
Cash consideration, including costs of acquisition				**414.0**

Business held for resale of £55.4m relates to a subsidiary undertaking of EUA which was held exclusively with a view to resale. The fair value of this business represents the net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i) recognition of deferred tax on a partial provisioning basis (£30.5m);
(ii) recognition of decommissioning liabilities and other provisions in accordance with FRS12 (£15.8m);
(iii) non-recognition of certain liabilities, and related assets, which do not comply with FRS12 (£123.1m);
(iv) accounting for allowance for equity funds used during construction (£13.7m);
(v) accounting for costs incurred on the disposal of tangible fixed assets (£21.2m);
(vi) non-recognition of certain regulatory assets to accord with UK GAAP (£19.0m).
Adjustments (iv) and (v) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(vii) revaluation of business held for resale to reflect net proceeds from sale (£5.2m);
(viii) recognition of liabilities in respect of certain integration costs (£13.9m);
(ix) recognition of additional liabilities in respect of taxation and certain other items (£14.4m).

The loss after taxation and minority interest of EUA for the period 1 January 2000 to 18 April 2000, based on its accounting policies prior to acquisition, was £0.4m. The comparative figure for the year ended 31 December 1999 was a profit after taxation and minority interest of £10.5m.

26 **Acquisition** continued

b The acquisition of NEES was completed on 22 March 2000 at a total cost of £2,070.8m. The net assets acquired were ascribed a provisional fair value of £1,223.2m resulting in goodwill of £847.6m. During the year ended 31 March 2001, the provisional fair values applied were reviewed and a number of adjustments were made to those provisional values, as shown below.

		Fair value adjustments		
	Provisional fair value £m	Revaluations £m	Accounting policy alignment £m	Final fair value £m
Tangible fixed assets	1,710.9	–	–	**1,710.9**
Fixed asset investments	121.8	(0.6)	–	**121.2**
Stocks	16.5	–	–	**16.5**
Debtors	1,084.9	0.5	(47.4)(i)	**1,038.0**
Business held for resale	121.2	(33.6)(ii)	–	**87.6**
Cash and deposits	111.8	–	–	**111.8**
Creditors excluding borrowings	(758.8)	1.3	–	**(757.5)**
Borrowings	(719.4)	–	–	**(719.4)**
Provisions for liabilities and charges	(430.5)	(0.3)	11.9 (i)	**(418.9)**
Minority interests	(35.2)	–	–	**(35.2)**
Net assets acquired	1,223.2	(32.7)	(35.5)	**1,155.0**

Fair value adjustments primarily comprise:

(i) non-recognition of certain regulatory assets and related provisions to accord with UK GAAP (£35.5m);
(ii) revaluation of business held for resale to reflect net proceeds from sale (£33.6m).

The following unaudited pro forma summary gives effect to the acquisition of NEES, as if the acquisition had taken place on 1 April 1998 and on 1 April 1999. The pro forma summary combines the consolidated results of the Group (excluding NEES) and NEES after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the final fair value adjustments and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition. The pro forma does not necessarily reflect the results of operations as they would have been if the Group (excluding NEES) and NEES had constituted a single entity during the periods presented.

	Year ended 31 March	
	2000 £m	1999 £m
Turnover	3,272.0	3,050.7
Profit for the year – including exceptional items and goodwill amortisation	1,095.7	984.0
Profit for the year – excluding exceptional items and goodwill amortisation	350.5	355.9
Earnings per ordinary share		
Basic, including exceptional items and goodwill amortisation	74.4p	67.1p
Basic, excluding exceptional items and goodwill amortisation	23.8p	24.3p

27 Related party transactions

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2001 £m	2000 £m	1999 £m
Sales:			
Services supplied	**46.5**	35.0	31.3
Finance lease rentals	**11.3**	6.7	9.0
Purchases:			
Services received	**26.3**	16.7	15.3
Tangible fixed assets	**–**	5.6	21.9

Amounts owed by and owed to an associate and joint ventures are shown in notes 14 and 16 respectively.

28 Commitments and contingencies

a Future capital expenditure

	Group		Associate and joint ventures	
	2001 £m	2000 £m	2001 £m	2000 £m
Contracted for but not provided	**396.8**	237.8	**90.1**	132.4

b Proposed acquisition

National Grid has entered into an agreement to purchase the entire share capital of Niagara Mohawk. This agreement has received approval from the shareholders of both National Grid and Niagara Mohawk, but is subject to the grant of various regulatory approvals which are expected to be received towards the end of the 2001 calendar year. The cost of the acquisition is estimated at approximately US dollar 3bn.

c Lease commitments

At 31 March 2001, the Group's operating lease commitments for the financial year ending 31 March 2002 amounted to £11.9m (2000: £11.0m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Within one year	**0.1**	0.2	**1.1**	2.9	**1.2**	3.1
Between two and five years	**1.3**	1.4	**4.5**	1.9	**5.8**	3.3
After five years	**2.6**	2.5	**2.3**	2.1	**4.9**	4.6
	4.0	4.1	**7.9**	6.9	**11.9**	11.0

Total commitments under non-cancellable operating leases were as follows:

	2001 £m	2000 £m
In one year or less	**11.9**	11.0
In more than one year, but not more than two years	**10.7**	7.4
In more than two years, but not more than three years	**8.4**	5.8
In more than three years, but not more than four years	**6.4**	4.1
In more than four years, but not more than five years	**5.5**	3.5
In more than five years	**34.6**	31.3
	77.5	63.1

28 Commitments and contingencies continued

d Guarantees and performance bonds

A Group undertaking has issued performance bonds in the ordinary course of business amounting to £88.1m (2000: £108.9m), of which £58.3m (2000: £83.8m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2000: £17.1m).

e *Sale of Millstone 3*

In November 1999, New England Power Company (NEP), a National Grid subsidiary, entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP relating to the operation of the Millstone 3 nuclear unit. NU agreed to include NEP's share of Millstone 3 in an auction of NU's share in that unit, at a guaranteed price. On 31 March 2001, the Millstone 3 sale was completed and proceeds of US dollar 27.9m (£19.6m) were received by National Grid.

Subsequent to the November 1999 agreement and prior to completion of the sale, NU agreed to sell 92.7% (including National Grid's 16.2% share) of Millstone 3 to a third party for approximately US dollar 855m (£602m). Thereafter, the Rhode Island Attorney General and the Rhode Island Division of Public Utilities and Carriers filed a protest at the Federal Energy Regulatory Commission (FERC) contending that National Grid's share of the proceeds as agreed to in the settlement was insufficient. Whilst the FERC found the protest to be outside the scope of the sale approval process, National Grid cannot predict: a) whether the Rhode Island authorities will reassert their contention; or b) the financial consequences if they do.

29 Group undertakings, joint ventures and associate

Principal Group undertakings

The principal Group undertakings included in the Group accounts at 31 March 2001 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

	Principal activity
National Grid Holdings Limited[(a)]	Holding company
The National Grid Company plc[(b)]	Transmission of electricity in England and Wales
National Grid USA (Incorporated in USA)[(b)]	Holding company
NGG Telecoms Limited[(b)]	Holding company
NG Investments Limited (Incorporated in Jersey)[(b)]	Investment company
Massachusetts Electric Company (Incorporated in USA)[(b)]	Distribution of electricity
The Narragansett Electric Company (Incorporated in USA)[(b)]	Distribution and transmission of electricity
Granite State Electric Company (Incorporated in USA)[(b)]	Distribution of electricity
New England Power Company (Incorporated in USA)[(b)]	Transmission and generation of electricity

[(a)] Issued ordinary share capital held by National Grid Group plc.
[(b)] Issued ordinary share capital held by Group undertakings.

Principal joint ventures and associate
(at 31 March 2001)

	Group holding	Country of incorporation and operation	Principal activity
Compañia Inversora En Transmicion Electrica CITELEC S.A. (c)	42.5% ordinary shares	Argentina	Transmission of electricity
Copperbelt Energy Corporation Plc (c)	38.6% ordinary shares	Zambia	Transmission, distribution and supply of electricity
JVCO Participações Ltda* (c)	50.0% ordinary shares	Brazil	Telecommunications
Manquehue net S.A. (c)	30.0% ordinary shares	Chile	Telecommunications
Silica Networks S.A. (c)	50.0% ordinary shares	Chile	Telecommunications
Energis Polska Sp. z.o.o. (c)	23.75% ordinary shares	Poland	Telecommunications
Energis plc (d)	33.3% ordinary shares	Great Britain	Telecommunications

*JVCO Participações Ltda is Intelig's ultimate parent undertaking.

The investments in the joint ventures (c) and associate (d) are held by Group undertakings.

The Group holding of shares in Energis recorded in the table above represents the Energis shares held within fixed asset investments (note 13), but not those included within assets held for exchange (note 15). At 31 March 2001, 29.9m (2000: 29.9m (restated to reflect a 5:1 share split)) Energis shares (book value: £21.9m; market value £83.5m), (2000: book value: £10.9m; market value: £174.9m) included within fixed asset investments, had been loaned to a financial institution under the terms of a stock lending agreement. This agreement provides for a fee to be paid to the Group and the loan of shares is secured by an equivalent value of readily marketable securities.

A full list of all Group and associated undertakings will be attached to the Company's Annual Return to be filed with the Registrar of Companies.

30 Differences between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP), which differ in certain respects from United States Generally Accepted Accounting Principles (US GAAP). The significant differences between UK GAAP and US GAAP are set out below.

Deferred taxation

Under UK GAAP, provision is made for deferred taxation to the extent that a liability or an asset will crystallise in the foreseeable future. US GAAP requires full provisioning for deferred taxation liabilities and permits deferred taxation assets to be recognised if their realisation is considered more likely than not.

The deferred taxation adjustment arising on the UK GAAP results for 1999 includes a credit of £23.5m relating to a reduction from 31% to 30% in the statutory rate of UK corporation tax.

The deferred tax liability under US GAAP is analysed as follows:

	2001 £m	2000 £m
Deferred taxation liabilities:		
Excess of book value over taxation value of fixed assets	**1,124.4**	998.9
Other temporary differences	**222.7**	124.9
	1,347.1	1,123.8
Deferred taxation assets:		
Other temporary differences	**(126.5)**	(135.0)
	1,220.6	988.8
Analysed as follows:		
Current	**11.3**	(3.2)
Non-current	**1,209.3**	992.0
	1,220.6	988.8

Pensions

Under UK GAAP, pension costs are accounted for and disclosures are provided in accordance with UK Statement of Standard Accounting Practice 24.

Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders' equity assuming the adoption and application of SFAS 87 "Employers' Accounting for Pensions" as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £171.5m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 6, net interest includes a credit of £15.7m (2000: £3.5m; 1999: £3.7m) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this credit is not recognised.

The net periodic (credit)/cost for pensions and other post-retirement benefits are as follows:

	Pensions			Other post-retirement benefits
	2001 £m	2000 £m	1999 £m	2001 £m
Service cost	**25.1**	19.7	15.0	**3.6**
Interest cost	**110.7**	63.7	63.6	**20.7**
Expected return on assets	**(141.7)**	(72.9)	(74.0)	**(17.2)**
Amortisation of prior service cost	**2.6**	2.6	–	**–**
Amortisation of previously unrecognised losses	**–**	0.9	–	**0.2**
Amortisation of transitional asset	**(11.4)**	(11.4)	(11.4)	**–**
	(14.7)	2.6	(6.8)	**7.3**
Release of pension provision	**(1.5)**	(1.5)	(1.5)	**–**
	(16.2)	1.1	(8.3)	**7.3**

The cost of providing other post-retirement benefits for the year ended 31 March 2000, which related to the period 22 March 2000 to 31 March 2000, amounted to £0.2m (1999: £nil).

30 Differences between UK and US accounting principles continued

Pensions continued

The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" is as follows:

	2001 £m	2000 £m	1999 £m
Cost of termination benefits	**4.1**	10.3	10.3

The principal financial assumptions used for the SFAS 87 calculations in respect of the UK and USA defined benefit schemes are shown below. Information in respect of the USA schemes is only provided in respect of the two years ended 31 March 2001, as the USA schemes relate to NEES and EUA that were acquired during this period.

	USA		UK		
	2001 %	2000 %	2001 %	2000 %	1999 %
Discount rate	**7.3**	7.8	**5.5**	5.5	6.3
Return on assets	**8.8**	8.5	**5.8**	6.0	6.5
General salary increases	**4.0**	5.1	**3.3**	4.0	4.8
Pension increases	**nil**	nil	**2.5**	3.0	3.3

The assumptions used for other post-retirement costs relate solely to USA schemes as a result of the acquisitions of NEES and EUA in the two years ended 31 March 2001. These assumptions were that the discount rate used would be 7.75% and that medical costs would increase by 8.25%, decreasing to 5.25% in 2002 and remain at 5.25% thereafter.

A reconciliation of the funded status of the Group pension and other post-retirement schemes to the prepaid/(accrued) cost that would appear in the Group's balance sheet if prepared under US GAAP is as follows:

	Pensions		Other post-retirement benefits	
	2001 £m	2000 £m	2001 £m	2000 £m
Projected benefit obligation	**(1,906.5)**	(1,655.5)	**(316.2)**	(228.8)
Fair value of plan assets	**2,095.8**	2,110.7	**202.3**	178.9
Excess of plan assets over projected benefit obligation	**189.3**	455.2	**(113.9)**	(49.9)
Unrecognised transition asset	**(34.5)**	(45.9)	**-**	-
Unrecognised net loss/(gain)	**157.5**	(152.4)	**47.6**	-
Unrecognised prior service cost	**44.9**	33.6	**-**	-
Prepaid/(accrued) cost under US GAAP	**357.2**	290.5	**(66.3)**	(49.9)
Changes in the projected benefit obligation are shown below:				
Projected benefit obligation at start of year	**1,655.5**	1,190.4	**228.8**	-
Adjustments to provisional fair values	**5.3**	-	**(16.4)**	-
Service cost	**25.1**	19.7	**3.9**	0.2
Interest cost	**110.7**	63.7	**20.7**	-
Plan participants' contributions	**4.5**	4.2	**-**	-
Plan amendment - prior service cost	**13.3**	-	**-**	-
Terminations	**4.1**	12.6	**0.2**	-
Curtailments	**-**	(2.3)	**-**	-
Actuarial loss/(gain)	**12.2**	(67.0)	**15.2**	-
Benefits paid	**(121.8)**	(60.4)	**(17.5)**	-
Acquisition of Group undertakings	**119.7**	504.1	**51.2**	233.0
Exchange adjustments	**77.9**	(9.5)	**30.1**	(4.4)
Projected benefit obligation at end of year	**1,906.5**	1,655.5	**316.2**	228.8
Changes in plan assets are shown below:				
Fair value of plan assets at start of year	**2,110.7**	1,356.8	**178.9**	-
Actual return on assets	**(150.0)**	179.4	**(13.2)**	-
Employer contributions	**14.7**	11.2	**6.0**	-
Plan participants' contributions	**4.5**	4.2	**-**	-
Benefits paid	**(121.8)**	(60.4)	**(16.7)**	-
Acquisition of Group undertakings	**147.8**	631.3	**23.3**	182.4
Exchange adjustments	**89.9**	(11.8)	**24.0**	(3.5)
Fair value of plan assets at end of year	**2,095.8**	2,110.7	**202.3**	178.9

It is estimated that a 1% change in the assumed health care cost trends would increase or decrease the accumulated post-retirement benefit obligation as at 31 March 2001 by £53.9m (2000: £27.3m) and £48.2m (2000: £24.4m) respectively. There would be an immaterial effect on the net periodic cost for the year ended 31 March 2001.

30 **Differences between UK and US accounting principles** continued

Shares held by employee share trusts

Under UK GAAP, shares in the Company held by employee share trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded as a deduction from shareholders' equity.

Share option schemes

As permitted under UK GAAP, no cost is accrued for share options awarded under the Sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP as the exercise price is equivalent to the market value at the date of grant.
As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Group has accounted for compensatory share option schemes under Accounting Principles Board statement (APB) 25 "Accounting for Stock Issued to Employees". Under the requirements of APB 25, the compensation costs relating to the Sharesave and Executive schemes are amortised over the period from the date of grant of options to the date those options are first exercisable. SFAS 123 prescribes a fair value method of recognising share option compensation costs, the application of which would have no material effect on the Group's reported net income or earnings per ordinary share.

The average fair value of the options granted during each of the three financial years ended 31 March 2001 are estimated as follows:

	2001	2000	1999
Where the exercise price is less than the market price at the date of grant	**155.0p**	134.2p	117.8p
Where the exercise price is equal to the market price at the date of grant	**68.0p**	129.0p	89.0p
Where the exercise price is greater than the market price at the date of grant	**65.0p**	–	–

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	2001	2000	1999
Dividend yield	**2.7%**	4.1%	4.1%
Volatility	**30.0%**	33.0%	33.0%
Risk-free investment rate	**5.9%**	5.8%	5.3%
Average life (years)	**4.0**	4.2	3.8

Ordinary dividends

Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders.

Under US GAAP, dividends are not provided until declared.

Tangible fixed assets

During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. Part of this impairment provision was subsequently released and shareholders' equity credited. Under US GAAP this partial release would not be permitted.

Financial instruments

Under UK GAAP, interest rate and currency swaps used to hedge a portfolio of borrowings are hedge accounted for and are not recorded at market value. Any related foreign currency borrowings are translated at the hedged rate. Under US GAAP, interest rate and currency swaps which are not related to specific borrowings or to a specific group of similar borrowings are generally not eligible for hedge accounting. Furthermore, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currency of the overseas operation. Under US GAAP, this treatment is not permitted. In addition, interest rate swaps that convert fixed rate liabilities into variable rate liabilities generally do not qualify for hedge accounting under US GAAP. As a result, interest rate and currency swaps that do not meet the US GAAP criteria for hedging are required to be recorded at market value with the resultant unrealised gains and losses recognised in income together with any exchange differences arising on the translation of any related foreign currency borrowings at the exchange rate ruling on the balance sheet date.

Equity Plus Income Convertible Securities (EPICs)

Under UK GAAP, EPICs are carried in the balance sheet at the gross proceeds of the issue and the related issue costs were written off in the year of issue. Under US GAAP, the issue costs are deferred and written off over the period to the expected date of redemption of the EPICs on 3 May 2003.

US GAAP requires the carrying value of the EPICs to be adjusted to the settlement amount of the debt, which is linked to the Energis plc share price as described in note 18.

Regulatory assets

SFAS 71 "Accounting for Certain Types of Regulation" establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the United Kingdom.

30 Differences between UK and US accounting principles continued

Regulatory assets continued

Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. In certain circumstances, regulatory assets may be reported net of related regulatory liabilities.

Recognition of UK transmission income

The main source of UK revenue is derived from the use of the UK transmission system, and under US GAAP is recognised in the period in which the service is provided up to the maximum revenue allowed under the transmission licence. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period is recognised as income.

Severance and integration costs

Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees' future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK GAAP and US GAAP arise on the recognition of such costs.

Under US GAAP, certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post acquisition costs.

Goodwill – effect of US GAAP adjustments

Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP net assets of the Group undertaking acquired are less than the net assets as determined under UK GAAP principles. These adjustments reflect the higher level of goodwill as calculated under US GAAP and the related increase in goodwill amortisation.

Share of associate's adjustments to conform with US GAAP

The Group's share of the associate's results and net assets, which also impact on the exceptional profit relating to Energis and assets held for exchange, have been adjusted to conform with US GAAP.

Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied instead of UK GAAP.

	2001 £m	2000 £m	1999 £m
Profit for the year, excluding exceptional items	**315.9**	350.6	338.6
Exceptional items after taxation	**453.1**	797.8	676.4
Net income under UK GAAP	**769.0**	1,148.4	1,015.0
Adjustments to conform with US GAAP			
Deferred taxation	**(113.9)**	(1.4)	(40.5)
Pensions	**18.9**	5.7	14.9
Share option schemes	**(5.3)**	(5.4)	(4.5)
Tangible fixed assets – depreciation on reversal of partial release of impairment provision	**3.4**	3.4	3.4
Financial instruments	**(55.4)**	27.9	25.5
Issue costs associated with EPICs	**(1.8)**	(1.8)	7.3
Carrying value of EPICs liability	**152.5**	(115.0)	–
Severance and integration costs	**23.6**	(11.3)	(12.2)
Recognition of UK transmission income	**(17.0)**	–	–
Goodwill – effect of US GAAP adjustments	**(11.7)**	(0.2)	–
Share of associate's adjustments to conform with US GAAP	**48.0**	(40.5)	(6.1)
Total US GAAP adjustments	**41.3**	(138.6)	(12.2)
Net income under US GAAP	**810.3**	1,009.8	1,002.8

Net income under US GAAP includes £527.9m (2000: £795.7m; 1999: £718.6m) relating to exceptional net gains which are treated as exceptional items under UK GAAP.

30 Differences between UK and US accounting principles continued

Earnings per share (EPS)

	2001 £m	2000 £m	1999 £m
Net income under US GAAP	**810.3**	1,009.8	1,002.8
Dilutive impact of 4.25% exchangeable bonds 2008	**21.2**	20.9	20.2
Net income after dilution	**831.5**	1,030.7	1,023.0

	Number million	Number million	Number million
Weighted average shares in issue – for basic EPS (note 10)	**1,475.8**	1,472.9	1,466.6
Weighted average shares in issue – for diluted EPS (note 10)	**1,596.0**	1,593.3	1,588.2
Basic earnings per share	**54.9p**	68.6p	68.4p
Diluted earnings per share	**52.1p**	64.7p	64.4p

Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds which would have been required if US GAAP had been applied instead of UK GAAP.

	2001 £m	2000 £m
Equity shareholders' funds under UK GAAP	**3,475.8**	2,909.0
Adjustments to conform with US GAAP		
Deferred taxation	**(1,072.4)**	(916.7)
Pensions	**178.7**	162.8
Shares held by employee share trusts	**(10.2)**	(16.3)
Ordinary dividends	**133.5**	123.0
Tangible fixed assets – reversal of partial release of impairment provision	**(41.6)**	(45.0)
Financial instruments	**(45.5)**	1.0
Issue costs associated with EPICs	**3.7**	5.5
Carrying value of EPICs liability	**37.5**	(115.0)
Severance liabilities	**–**	5.5
Recognition of UK transmission income	**(17.0)**	–
Regulatory assets	**37.5**	–
Goodwill – effect of US GAAP adjustments	**234.1**	210.6
Share of associate's adjustments to conform with US GAAP	**6.8**	21.3
Other	**(0.9)**	–
Total US GAAP adjustments	**(555.8)**	(563.3)
Equity shareholders' funds under US GAAP	**2,920.0**	2,345.7

Group cash flow statement

The Group accounts include a cash flow statement prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) "Cash Flow Statements" ("FRS1 (revised)"), the objectives and principles of which are substantially the same as US Statement of Financial Accounting Standards 95 "Statement of Cash Flows" ("SFAS 95") under US GAAP. The principal differences between FRS1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP cash flows are classified under eight standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include deposits and investments with original maturities of three months or less.

30 Differences between UK and US accounting principles continued

Group cash flow statement continued

Set out below is a summary of the Group cash flow statement under US GAAP:

	2001 £m	2000 £m	1999 £m
Net cash provided by operating activities	**425.5**	347.5	349.0
Net cash used in investing activities	**(1,059.8)**	(736.2)	(109.6)
Net cash (used in)/provided by financing activities	**(104.7)**	596.2	512.6
Net (decrease)/increase in cash and cash equivalents	**(739.0)**	207.5	752.0
Cash and cash equivalents at beginning of year	**977.3**	769.8	17.8
Exchange adjustments	**20.7**	–	–
Cash and cash equivalents at end of year	**259.0**	977.3	769.8
Cash and deposits per balance sheet	**271.2**	1,011.6	1,524.5
Less: deposits with original maturities of more than three months	**(12.2)**	(34.3)	(754.7)
Cash and cash equivalents	**259.0**	977.3	769.8

Reconciliation of US GAAP to UK GAAP cash flow headings

(i) Net cash provided by operating activities principally relates to net cash inflow from operating activities, dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt, and taxation.

(ii) Net cash used in investing activities principally relates to capital expenditure, acquisitions and disposals and the component of management of liquid resources which comprises deposits with an original maturity of more than three months.

(iii) Net cash (used in)/provided by financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt, and movements in bank overdrafts.

Comprehensive income

Comprehensive income under US GAAP is as follows:

	2001 £m	2000 £m	1999 £m
Net income in accordance with US GAAP	**810.3**	1,009.8	1,002.8
Other comprehensive income			
Share of associate's other comprehensive income	**(47.5)**	57.5	–
Exchange adjustments	**(3.1)**	(18.1)	(0.8)
Tax on exchange adjustments	**31.9**	–	–
Additional minimum pension liability	**2.1**	–	–
Other	**0.7**	–	–
Comprehensive income under US GAAP	**794.4**	1,049.2	1,002.0

Cumulative foreign exchange losses recognised in other comprehensive income at 31 March 2001 under US GAAP were £22.0m (2000: £18.9m; 1999: £0.8m).

Other differences between UK and US GAAP

Under US GAAP, turnover attributable to the country of domicile is required to be identified. With minor exceptions, the vast majority of turnover attributable to "Europe" identified in note 1(a) is in respect of sales made in the United Kingdom.

UK GAAP requires the investors' share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors' share of the after tax profits and losses of joint ventures and associates is included within the income statement as a single line item. UK GAAP requires the investors' share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2001.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders' funds.

30 **Differences between UK and US accounting principles** continued

Other differences between UK and US GAAP continued

Under US GAAP, debtors falling due after more than one year of £1,016.5m (2000: £798.3m) and provisions for liabilities and charges of £495.8m (2000: £461.4m) would be classified as non-current assets and non-current liabilities respectively.

Under UK GAAP, the assets held for exchange are included in current assets. Under US GAAP, the assets held for exchange are classified as part of the investment in an associate and are equity accounted.

New US Accounting Standards and pronouncements not yet effective

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. This standard, as amended, which is effective for National Grid from 1 April 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

Certain derivatives which qualify for hedge accounting under UK GAAP do not meet the requirements of SFAS 133, and any change in the fair value of these instruments will be included in net income under US GAAP. The indicative effect of adopting SFAS 133, as amended, is expected to decrease equity shareholders' funds by approximately £14m (net of tax) at 1 April 2001.

Term used in annual report and accounts	US equivalent or brief description
Accounting terms	
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Allotted	Issued
Associate	Equity investment
Called up share capital	Common stock issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Creditors	Accounts payable (or payables)
Debtors	Accounts receivable (or receivables)
Equity shareholders' funds	Shareholders' equity
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Group accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Joint venture	Equity investment
Net book value	Book value
Operating profit	Net operating income
Own shares	Treasury stock
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit for the year	Net income
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Reconciliation of movement in equity shareholders' funds	Statement of changes in stockholders' equity
Reserves	Stockholders' equity other than common stock
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

Technical terms	Brief description
kV (kilovolt)	one thousand volts
MW (megawatt)	one million watts
MWh (megawatt hour)	one hour's electricity production or consumption at a constant rate of 1 MW
GW (gigawatt)	one thousand megawatts
GWh (gigawatt hour)	one hour's electricity production or consumption at a constant rate of 1 GW
TW (terawatt)	one million megawatts
TWh (terawatt hour)	one hour's electricity production or consumption at a constant rate of 1 TW
peak demand	the highest simultaneous level of actual demand experienced in a single half hour during the year
availability	the percentage of time for which an item of plant or equipment is actually available in a specified period (that is, not out of service because of maintenance or breakdown)
winter peak system availability	the total availability of the transmission lines and transformers making up the transmission system at the time of peak demand in the winter months

Regulation

Most of National Grid's businesses are utilities which are subject to regulation by authorities of the UK, the US, the EU or other jurisdictions. Decisions by regulators concerning permitted revenues and rates of return, market trading arrangements, the facilitation of competition in markets in which National Grid operates and proposed acquisitions or mergers could have an adverse impact on National Grid's business, including its results of operations, cash flow, financial condition and ability to develop its business in the future. For a description of current UK revenue restrictions, see "New transmission revenue restriction" on page 13. For a description of current US rate agreements, see "Regulation of distribution rates" on page 18 and "Transmission rates" on page 19. For a description of the regulatory clearances required for the proposed acquisition of Niagara Mohawk, see "Next steps" on page 23.

Environmental and safety risks

The Group is subject to applicable laws and regulations, in all territories in which it operates, relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials and the health and safety of employees and the general public.

National Grid requires all operating companies to comply fully with all relevant laws and regulations. For a description of National Grid's approach to the environment and to health and safety, see pages 27 to 29.

Energis share price

National Grid has an economic interest of 32.7 per cent in the telecommunications operator Energis. Trading conditions in the telecommunications market are volatile and movements in Energis' share price may adversely affect the share price of National Grid. National Grid expects to dispose of its remaining economic interest in Energis as suitable opportunities arise.

International operations and fluctuations in currency exchange rates

National Grid has significant international operations and conducts business in many currencies. These operations are subject to the risks normally associated with international operations, including the need to translate foreign currency denominated assets and profits into National Grid's reporting currency.

A proportion of National Grid's borrowings is subject to interest rates that may fluctuate with certain prevailing interest rates. Increases in these prevailing interest rates would result in increased costs for the Group. For further information, see "Interest rate risk" on page 36.

Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the need to enforce agreements and collect receivables through foreign legal systems. For further information, see "Currency risk" on page 38.

Acquisition financing

Financing arrangements for the acquisition of Niagara Mohawk have not yet been put in place. It is National Grid's opinion that, nearer the time of completion, it will have sufficient new finance available to complete the acquisition and to meet its working capital requirements. For further information, see "Changes and developments" on page 38.

Electricity price volatility

The costs incurred by National Grid in purchasing electricity are subject to movements in underlying commodity prices, particularly of oil and gas. Regulatory arrangements in the UK and the US provide some ability to pass through higher prices. For more information, see "New electricity trading arrangements" on page 13, "The California energy crisis" on page 17 and "Niagara Mohawk's regulatory framework" on page 22.

Exchange rates

The following table sets out, for the financial years and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed in US dollars per £1.00.

Financial year	Period end	Average*	High	Low
1996/97	1.64	1.60	1.71	1.49
1997/98	1.68	1.65	1.70	1.58
1998/99	1.61	1.65	1.72	1.60
1999/2000	1.59	1.61	1.68	1.55
2000/01	1.42	1.47	1.60	1.40

*The average of the Noon Buying Rates on the last business day of each month during the relevant period.

Market prices

The following tables set out for the periods indicated the highest and lowest closing middle-market quotations for ordinary shares, as derived from the Official List, and the ADS equivalent of such prices, or where available the actual ADS price. Prices for periods up to 9 February 1998 are adjusted to take account of the share consolidation and special dividend.

	Ordinary shares		ADS equivalent		Actual ADS	
Financial year	High (p)	Low (p)	High ($)	Low ($)	High ($)	Low ($)
1996/97	219.0	166.5	17.53	13.33	–	–
1997/98	355.0	208.5	–	–	30.73	20.44
1998/99	552.5	353.0	–	–	45.62	29.75
1999/2000	597.0	388.5	–	–	48.12	31.87
2000/01	646.0	479.5	–	–	47.87	37.00

	Ordinary shares		Actual ADS	
Financial year	High (p)	Low (p)	High ($)	Low ($)
1999/2000				
Quarter 1	468.0	416.5	36.50	33.75
Quarter 2	451.0	388.5	35.25	31.87
Quarter 3	514.5	419.5	41.00	34.12
Quarter 4	547.0	422.0	48.12	34.25
2000/01				
Quarter 1	573.0	479.5	45.75	37.50
Quarter 2	597.0	517.5	43.25	37.75
Quarter 3	646.0	568.0	47.87	40.75
Quarter 4	638.0	518.0	47.00	37.00

	Ordinary shares		Actual ADS	
	High (p)	Low (p)	High ($)	Low ($)
December 2000	616.5	592.5	46.00	43.75
January 2001	625.0	603.0	46.75	45.25
February 2001	638.0	580.5	47.00	42.00
March 2001	590.0	518.0	43.50	37.00
April 2001	569.0	520.0	40.20	37.20
May 2001	581.0	531.0	41.75	38.25

Trading markets for ordinary shares

National Grid's ordinary shares have been listed on the London Stock Exchange since 11 December 1995. National Grid's ADSs have had a full listing on the New York Stock Exchange since 7 October 1999.

Defaults, dividend arrearages and delinquencies

There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries. There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of ordinary shares except as otherwise set out in "Taxation" below and except in respect of the governments of and/or certain citizens, residents or bodies of Iraq, the Federal Republic of Yugoslavia, Serbia, Burma and Afghanistan (in each case as more particularly described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Taxation

The following summary describes the principal US Federal income and UK tax consequences to beneficial owners of ADSs or ordinary shares who are residents of the United States. The summary is not a complete analysis or listing of all of the possible tax consequences of ownership and does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, securities dealers, investors with a "functional currency" other than the US dollar and any corporation which, alone or together with one or more corporations which are treated as associated for the purposes of the US/UK taxation convention relating to income and capital gains (the "Income Tax Convention"), directly or indirectly controls 10 per cent or more of the voting share capital of National Grid.

The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the "Code") and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representations of The Bank of New York as depositary (the "Depositary") and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid, the Depositary and the registered holders of ADRs pursuant to which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 6 October 1999 (the "Deposit Agreement") and any related agreement will be performed in accordance with its terms. The statements regarding UK tax set out below are based on UK domestic law and the Income Tax Convention as in force on the date of this document and on the practice of the UK Inland Revenue as at such date and are subject to any change therein (including any change having retroactive effect).

Beneficial owners of the ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Income Tax Convention and the Code.

For the purposes of this discussion, the term "US Holder" refers to a beneficial owner of ADSs or ordinary shares who is a resident of the United States for US Federal income tax purposes and, as to the description under "Taxation of dividends" and "Taxation of capital gains" below, is also a resident of the United States for the purposes of the Income Tax Convention.

Taxation of dividends

The tax credit to which UK resident individual shareholders are generally entitled in respect of any dividend on their ordinary shares and which they can set against their total income tax liability is equal to one-ninth of the cash dividend (10 per cent of the aggregate of the tax credit and the cash dividend). Under the terms of the Income Tax Convention, US residents and corporations controlling less than 10 per cent of the voting share capital of National Grid are technically entitled to a refund (the "Tax Treaty Payment") in respect of dividends paid by National Grid calculated by reference to the amount of the tax credit available to a UK individual, less a withholding. However, the combination of the reduction in the value of the tax credit on dividends paid to UK individuals to one-ninth of the cash dividend and the withholding means that no Tax Treaty Payments will be made to those US Holders holding less than 10 per cent of the voting share capital of National Grid.

Taxation of capital gains

A US Holder who is not resident or ordinarily resident for UK tax purposes in the UK will not be liable for UK taxation on capital gains realised or accrued on the sale or other disposal of ADSs or ordinary shares unless the US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency. A US Holder will be liable for US Federal income tax on gains on the sale of ADSs or ordinary shares to the same extent as on any other gains from sales of stock. Gain, if any, will generally be US source.

A US citizen who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK or a US citizen who, or US corporation which, is trading or carrying on a profession or vocation in the UK through a branch or agency and has used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation or such branch or agency, may be liable for both UK and US tax on a capital gain recognised on the disposal of ADSs or ordinary shares. Such holder, however, will generally be entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain in respect of gains realised during each period of non-residence.

A US Holder who becomes resident in the UK after a period of "temporary" non-residence (of up to five years) following an earlier period of residence in the UK may also be liable to capital gains tax.

UK stamp duty and stamp duty reserve tax ("SDRT")

Transfers of ordinary shares

SDRT is payable where an unconditional agreement, or a conditional agreement becoming unconditional, to transfer ordinary shares is not completed by a duly stamped transfer to the transferee, at the rate of 0.5 per cent of the amount or value of the consideration paid. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5 per cent (rounded up to the nearest £5) of the actual consideration paid.

Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5 per cent, and not stamp duty.

The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer.

SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfer of ADSs
No UK stamp duty will be payable on the acquisition or transfer of ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the "Custodian") to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT.

A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5 per cent of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits.

If the stamp duty is not already a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding
A US resident Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 31 per cent with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

UK inheritance tax
An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the "Estate Tax Convention") and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs on the individual's death or on a gift of the ADSs during the individual's lifetime, unless the ADSs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust.
In the exceptional case where the shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Memorandum and Articles of Association
See "Exhibits" below.

Material contracts
See "Exhibits" below.

Subsidiaries
Note 29 to the accounts (Group undertakings, joint ventures and associate) sets out in respect of National Grid's principal subsidiaries, its principal joint ventures and the associate company Energis details including jurisdiction of incorporation or formation and National Grid's ownership interest.

Documents on display
National Grid is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid's registered office at 15 Marylebone Road, London NW1 5JD or at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid's filings are also available on the SEC's website at www.sec.gov

Exhibits

The following have been filed with the Securities and Exchange Commission or will be so filed with the 2000/01 Report on Form 20-F:

1 Memorandum and Articles of Association of National Grid Group plc (Exhibit 1 to Form 20-F dated October 1999)

2(a) Amended and Restated Deposit Agreement dated 6 October 1999 among The National Grid Group plc, The Bank of New York (as Depositary) and holders from time to time of American Depositary Receipts (Exhibit 2(i) to Form 20-F dated October 1999)

2(b) Multi-Currency Revolving Credit Facility and Term Loan Facility Agreement dated 5 March 1999 among The National Grid Group plc (as guarantor and borrower), The National Grid Company plc (as borrower), ABN Amro Bank NV, Barclays Capital, Chase Manhattan PLC, Deutsche Bank AG London, Dresdner Kleinwort Benson and HSBC Investment Bank (as lead arranger) and the other banks and financial institutions listed therein (Exhibit 2(ii) to Form 20-F dated October 1999)

3(a) Agreement and Plan of Merger and Scheme of Arrangement dated 4 September 2000 by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited and Grid Delaware, Inc. (Exhibits 2(a) and 2(b) to Form F-4 dated December 2000)

3(b) (i) Service Agreement – Stephen Box (Exhibit 3(ii)(a) to Form 20-F dated October 1999)
(ii) Service Agreement – Roger Urwin (Exhibit 3(ii)(d) to Form 20-F dated October 1999)
(iii) Employment Agreement – Richard P Sergel (Exhibit 2 to Form 20-F dated June 2000)
(iv) Service Agreement – Steven Holliday dated 6 March 2001

Analyses of shareholdings as at 31 May 2001

Distribution of shares by type of shareholder

	Number of shareholders	Shares	% of issued share capital
Banks	99	461,395	0.03
Nominee companies[1]	14,256	1,158,219,599	77.99
Insurance companies	13	22,341,143	1.50
Pension funds	30	97,297	0.01
Other corporate bodies	411	110,251,311	7.42
Electricity companies[2]	8	976,892	0.07
Other limited and public companies	1,462	34,876,579	2.35
Individuals	650,294	157,809,988	10.63
Total	666,573	1,485,034,204	100.00

Distribution of shares by size of holding

	Number of shareholders	Shares	% of issued share capital
1 – 99	392,493	27,438,734	1.85
100 – 499	204,514	43,022,834	2.90
500 – 999	37,572	25,620,731	1.72
1,000 – 4,999	27,257	53,275,482	3.59
5,000 – 9,999	2,128	14,311,171	0.96
10,000 – 49,999	1,403	28,141,635	1.89
50,000 – 99,999	319	23,203,330	1.56
100,000 – 499,999	537	120,543,606	8.12
500,000 – 999,999	128	90,970,752	6.13
1,000,000 and above	222	1,058,505,929	71.28
Total	666,573	1,485,034,204	100.00

1 Nominee companies typically hold shares on behalf of banks, insurance companies, investment trusts, pension funds and PEP and ISA investors.
2 In accordance with National Grid's Articles of Association, no holder of a licence under the Electricity Act 1989 and no affiliate of such licence holder has an interest of 1 per cent or more in the voting share capital of National Grid.
In addition to the number of registered shareholders shown, there are approximately 2,500 holders of ADRs. The ADRs, each of which evidences one ADS, are issued by The Bank of New York.

Financial calendar

22 May 2001	2000/01 preliminary results and recommended final dividend announced
30 May 2001	National Grid shares went ex-dividend
1 June 2001	Record date for 2000/01 final dividend
17 July 2001	Annual General Meeting
15 August 2001	2000/01 final dividend paid to qualifying shareholders
20 November 2001	2001/02 interim results and interim dividend announced
28 November 2001	National Grid shares go ex-dividend
30 November 2001	Record date for 2001/02 interim dividend
15 January 2002	2001/02 interim dividend paid to qualifying shareholders

Shareholder services

Individual Savings Accounts (ISAs)
Individual Savings Accounts (ISAs) for National Grid shares are available. Further information may be obtained from the Account Manager, Stocktrade, PO Box 1076, 10 George Street, Edinburgh EH2 2PZ (telephone "Grid Line", 0131 240 0443).

Regulatory accounts
National Grid's principal UK subsidiary, The National Grid Company plc (NGC) is the holder of the electricity transmission licence for England and Wales. NGC is required by the transmission licence to provide to the regulator accounting statements in respect of each of its licensed businesses. Copies of these statements for the year ended 31 March 2001 may be obtained, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Audio tape version of Annual Review
For the assistance of visually-impaired shareholders, an audio tape version of the Annual Review has been prepared and may be obtained, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Environmental Performance Report
The Environmental Performance Report 2000 is available, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Summary of business of Annual General Meeting
The Annual General Meeting will be held on Tuesday 17 July 2001 at the International Convention Centre in Birmingham. If you would like to receive a summary of the business transacted at the AGM, please contact the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Website
Information about National Grid is available via the internet on www.nationalgrid.com

Unsolicited mail
We are obliged by law to make our share register available to other organisations and some shareholders may therefore receive unsolicited mail. Any shareholder who wishes to limit receipt of such mail should contact The Mailing Preference Service, Freepost 22, London W1E 7EZ. The Mailing Preference Service is free to the public and will notify those organisations which support its aims that unsolicited mail should not be sent to individuals who have registered a preference not to receive it.

UK shareholder enquiries
Enquiries about individual shareholder matters (including changes of address, lost share certificates etc.) should be addressed to the registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, on-line www.shareview.co.uk).

Enquiries about National Grid's activities should be addressed to the Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone 024 7642 3940, fax 024 7642 3651, e-mail shareholder.enquiries@uk.ngrid.com).

US investor enquiries
Enquiries from holders of ADRs should be addressed to the Depositary, The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York NY 10286-1258 (telephone 1-888-BNY-ADRs toll-free for calls inside the US; +1-908-769-9835 or +1-908-769-9711 for international calls; e-mail shareowner-svcs@bankofny.com; websites www.adrbny.com and http://stock.bankofny.com).

Electronic communication service
UK shareholders may elect to receive shareholder communications, such as the Annual Report and the Notice of AGM, by electronic means.

Shareholders who wish to take advantage of this service may register their request on Lloyds TSB Registrar's website at www.shareview.co.uk. Registration is free. Once registered, shareholders will receive notification by e-mail at their registered e-mail address, informing them that documentation is available and how to view it. There are no particular software requirements to view the documents, other than those described and available on our website www.nationalgrid.com

Shareholders who register to receive electronic notification but decide at any time in the future that they would prefer to receive paper copies may register their preference by contacting Lloyds TSB Registrars at the address above or via the www.shareview.co.uk website.

Shareholders who wish to continue to receive all communications in paper form need take no action.

Designed and produced by Timothy Guy Design. Photography by Laurence Davis and Lab Photographers, London. Typeset by New Leaf. Printed in England by Westerham Press.

The paper used in this report is produced from sustainably managed forests and is elemental chlorine free (ECF).

National Grid Group plc 15 Marylebone Road London NW1 5JD



National Grid Annual Review 2000/01

Where we operate

National Grid creates shareholder value by providing electricity and telecommunications networks around the world



Electricity networks

Argentina
Transener
Australia
Interconnector
(in development)
United Kingdom
UK Transmission
Interconnectors
United States
National Grid USA
Zambia
Copperbelt Energy
Corporation

Telecoms networks

Argentina
Silica Networks
Brazil
Intelig
Chile
Silica Networks
Manquehue net
Poland
Energis Polska
United Kingdom
Energis
United States
NEESCom

Total operating profit*


00/01 £731.9m $1,039.3m
99/00 £546.5m
98/99 £579.9m
97/98 £535.8m
96/97 £656.4m
96 97
97 98
98 99
99 00
00 01

*Before exceptional integration costs and goodwill amortisation

Profit for the year (after tax and minority interests)*


00/01 £390.4m $554.4m
99/00 £358.5m
98/99 £341.1m
97/98 £340.6m
96/97 £421.1m
96 97
97 98
98 99
99 00
00 01

*Before exceptional items and goodwill amortisation

National Grid has once more completed a year characterised by solid performance of our existing businesses and steady growth, driven by further expansion in the US.

Financial highlights

Total operating profit for 2000/01, before exceptional integration costs and goodwill amortisation, increased 34 per cent to £731.9 million. Profit after tax and minority interests, excluding exceptional items and goodwill amortisation, was up 8.9 per cent to £390.4 million.

Basic earnings per share, excluding exceptional items and goodwill amortisation, increased 2.2 pence to 26.5 pence. If telecoms start-up losses are also excluded, earnings per share were up 7.6 pence to 35.9 pence, an increase of 27 per cent. This figure gives the best indication of the performance of our core electricity businesses for the year.

The Directors are recommending a final ordinary dividend of 9.03 pence per share, which brings the total ordinary dividend for the year to 15.08 pence per ordinary share, an increase of 8.2 per cent (5 per cent in real terms). If approved, the final dividend will be paid on 15 August 2001 to shareholders on the share register on 1 June 2001.

Our confidence in our ability to continue delivering value to you, our shareholders, led us to announce our aim to increase dividends per share by 5 per cent real in each of the next five years. This attractive dividend policy, coupled with our strategy for growth, compares well with utilities in both the UK and the US.

Basic earnings per share*


00/01 26.5p 37.6¢
99/00 24.3p
98/99 23.3p
97/98 20.2p
96/97 24.7p
96 97
97 98
98 99
99 00
00 01

*Excluding exceptional items and goodwill amortisation

Ordinary dividends per share


00/01 15.08p 21.4¢
99/00 13.94p
98/99 13.07p
97/98 12.07p
96/97 11.13p
96 97
97 98
98 99
99 00
00 01

Share price performance and Total Shareholder Return (TSR) were affected by general market conditions and our exposure to the telecoms sector. While our TSR was negative at minus 2.6 per cent, our returns still outperformed those of the FTSE 100 and FTSE All-Share Indices, both of which fell in value by more than 10 per cent during the year. Since flotation in 1995, we have delivered Total Shareholder Return of more than 200 per cent.

Exceptional net profits of £453.1 million have increased our equity, which gives us the flexibility to increase the cash component of the offer for Niagara Mohawk from the one-third initially proposed to about 50 per cent. This means we may be able to issue fewer new shares upon completion of the merger.

Performance highlights

The year's highlights include a strong performance from our US electricity business in its first full year and continued delivery on our US strategy through the proposed acquisition of Niagara Mohawk. In the UK, the completion of a satisfactory regulatory review gives us a stable framework for our transmission business over the next five years. Despite larger than expected losses, Intelig's performance is improving and our other telecommunications ventures are progressing satisfactorily.

Strategy and growth highlights

Our strategy remains to design, build, operate and own reliable and efficient electricity and telecoms networks and to grow by transferring our electricity network skills to new electricity markets and to the telecoms sector.

In electricity, we continue to expand our transmission and distribution businesses, with focus on the US where we can earn higher returns than in the UK. The proposed £2 billion ($3 billion) acquisition of Niagara Mohawk – our third and largest US acquisition based on service area and number of customers – will make National Grid the leading US electricity business focused exclusively on transmission and distribution. The stable and cash-generative nature of our US, UK and other electricity businesses supports earnings and dividend growth.

In telecoms, we have concentrated this past year on our start-up joint ventures, focusing on the wholesale and rapidly growing corporate markets. These ventures require the network construction and management skills on which National Grid has built its reputation and which we first transferred to the telecoms sector with Energis. They are important because, although loss-making and cash-absorbing in the early years, they offer the prospect of capital appreciation in the longer term.

Board changes

Roger Urwin, who has run the UK and European business for the last five years, took over as Group Chief Executive on 1 April 2001. As a Group Director, Roger has been actively involved in our diversification and development since flotation, including the move into the US. Our strategy under Roger is unchanged and, while he is providing continuity, he is also in a position to inject his own vigour and energy into the role of Chief Executive.

Roger succeeded David Jones, who retired at the end of March. In his seven years at the helm of the Company, David led our transformation from an electricity utility totally dependent upon UK regulation into a leading international electricity and telecoms networks company. David is highly respected for his vision, determination and integrity. We wish him the very best in his retirement.

We are extremely pleased that Steven Holliday has joined the Board, replacing Roger as Group Director, Europe and Chief Executive of the UK business. His career includes serving as an Executive Director of British Borneo Oil and Gas and nearly 20 years at Exxon. He brings to the Company the right combination of operational experience and international business development acumen.

Group turnover from continuing operations


00/01 £3,799.7m $5,395.6m
99/00 £1,614.7m
98/99 £1,514.2m
97/98 £1,519.3m
96/97 £1,369.5m
Reflects first full-year contribution from National Grid USA
96 97
97 98
98 99
99 00
00 01

Interest cover*


00/01 2.9 times
99/00 8.4 times
98/99 4.9 times
97/98 8.7 times
96/97 11.1 times
96 97
97 98
98 99
99 00
00 01

*Excluding exceptional items and goodwill amortisation

Along with Stephen Box, Group Finance Director, and Rick Sergel, Group Director in charge of our North and South American electricity businesses, we have a superb executive team.

Sadly, Wob Gerretsen, an Executive Director since 1995, died in October 2000. Wob is missed as a colleague and friend.

Looking forward

National Grid's outlook for continued success and growth is positive. By continuing to exploit our assets and asset management strengths in our existing markets and by carefully choosing new markets in which we can apply our core network skills, we are confident we can continue to deliver solid performance, controlled growth and attractive shareholder returns.





James Ross Chairman



UK Transmission

Owns and operates the electricity transmission network in England and Wales

- created at privatisation in 1990, floated as independent company in 1995
- 4,500 miles of overhead transmission line
- 400 miles of underground cable
- controllable costs cut by 57% in real terms since 1991/92
- 25 GW of new generation connected to network since 1990



England & Wales

When National Grid was created in 1990, your Company was at the heart of the newly-restructured UK electricity industry. In the 11 years since, our fundamental objective has always remained to ensure secure and reliable electricity supplies wherever we operate.

With our expansion of the past few years, our operational objective has broadened to include the provision of electricity distribution and telecommunications networks, in addition to electricity transmission networks.

Electricity

Virtually all of the year's £731.9 million operating profit before exceptional integration costs and goodwill amortisation came from the UK and US electricity businesses. UK Transmission operating profit was £486.3 million, while that of our US business was £293.6 million before exceptional integration costs and goodwill amortisation. Performance in the US was boosted by a growth in electricity deliveries of 2.4 per cent over the same period last year, reflecting a strong New England economy.

We sold our market services companies, ESIS, EPFAL, Datum Solutions and Teldata this year, because the services they provide no longer fit with our emphasis on network infrastructure. We also sold non-core businesses *All*Energy, EUA Ocean State Corporation and EUA Cogenex in the US.

UK Transmission

UK Transmission remains an important source of profits and expertise. Benchmarking shows that our employees continue to perform amongst the world's best when it comes to operating a transmission system of this size and complexity. Winter peak system availability was 98.8 per cent and a record demand of 51,012 megawatts was met on 16 January 2001.

On 1 April 2001, we began a new price control, giving our UK operations relative stability for the next five years. The resulting regulatory framework combines continued opportunity for profit with demanding cost reduction and efficiency targets, which we intend to meet through organisational streamlining, rationalising our property holdings and using new technology to help us to do business in a more cost-effective way.

New electricity trading arrangements came into effect on 27 March 2001, fundamentally changing the way power is traded in England and Wales (see page 10).

NEES and EUA acquisitions

In March 2000, we completed the acquisition of NEES for £2 billion and in April 2000 the acquisition of EUA for £0.4 billion. Subsequently, computer systems containing data on more than a million customers and thousands of employees were merged, and operational processes integrated, in just 12 days thanks to extensive pre-planning, real top-to-bottom co-operation and professionalism on all sides.


Massachusetts Electric

USA

National Grid USA

Delivers electricity and related services through transmission company and four electricity distribution companies in Massachusetts, Rhode Island and New Hampshire

- NEES acquired March 2000, EUA acquired April 2000
- companies integrated on 1 May 2000
- 5,100 square mile service area
- 3,000 miles of transmission network
- 31,000 miles of distribution network
- 1.7 million customers


National Grid

Niagara Mohawk

Second largest electricity and gas utility in New York State

- acquisition approved by National Grid and Niagara Mohawk shareholders in January 2001
- 24,000 square mile service area
- 128,000 miles of electricity network serving 1.5 million customers
- 9,000 miles of gas network serving 0.5 million customers

We have since reduced annual controllable costs by 10 per cent or $40 million. Further efficiency savings of 20 per cent are expected by 2004.

US return on investment is up from 8.3 per cent when we announced the NEES acquisition to 9.3 per cent this year, on track to achieve our 10.5 per cent target by March 2004. The US acquisitions were earnings-enhancing after goodwill amortisation in 2000/01 – a year earlier than projected when the acquisitions were announced.

Niagara Mohawk acquisition

The proposed acquisition of Niagara Mohawk represents another major step in delivery of our US strategy and will double the size of our US operations.

We have filed a rate plan proposal with New York regulators which provides initial rate reductions for customers, followed by a rate freeze. The plan includes incentives for strong customer service and reliable performance that will benefit customers and shareholders.

Sale of Niagara Mohawk's interests in nuclear power stations, which was always desired before completion of the acquisition, is expected to close in 2001.

We are on track to complete the merger by the end of 2001, delivering value to shareholders and improved service to customers. The sheer geographical breadth of Niagara Mohawk represents an altogether larger challenge than the integration of NEES and EUA. Nonetheless, we are planning for another smooth integration process that is seamless for customers and delivers early cost savings.

US distribution

National Grid's distribution companies in New England continue to provide reliable electricity supplies at comparatively low cost and with high customer satisfaction.

Under long-term arrangements approved by regulators in Massachusetts and Rhode Island, we now have a greater ability to profit from performance improvements. Our performance in terms of reliability and customer satisfaction in 2000 allowed Massachusetts Electric to accrue $3.7 million in service quality incentives, to be earned and collected if and when accrued net incentives reach $20 million.

Our distribution companies are producing new efficiencies. For example, in the US, customer meters are required to be read monthly, resulting in significant costs. The introduction of automated meter-reading technology is enabling meters to be read much more cheaply by specially-equipped vehicles.

US transmission

We are engaged in the national debate on how to reform the transmission sector, drawing on our UK experience with congestion management and incentive-based rates. New England congestion costs – exacerbated in part



Interconnectors

Connect electricity markets to facilitate trading and competition

- 4 interconnectors in operation: England-Scotland, England-France, England-Isle of Man and New England-Canada
- 1 interconnector project under development: Basslink in Australia
- 3 projects under study: England-Norway, England-Netherlands, England-Ireland

Transener

Owns and operates principal electricity transmission system in Argentina

- initial investment was in 1993
- we have 42.5% stake in Transener's holding company Citelec
- 8,800 miles of transmission line, including 800-mile "4th line" commissioned in 1999
- operations in 2000/01 hit by worst tornado season in Transener's history


Argent
Zambia

Copperbelt Energy Corporation

Owns and operates transmission system supplying electricity to copper mines in Zambia

- National Grid invested in 1997
- we have 38.6% stake
- privatisation of copper mines completed in March 2000 – has led to 10% increase in electricity demand and new connection to transmission system

by lack of transmission investment and incentives for operators – have risen about 90 per cent in the past year, so the opportunity to reduce costs is substantial.

In January 2001, with five other New England transmission owners and the Independent System Operator, we filed at the Federal Energy Regulatory Commission a proposal to create a Regional Transmission Organisation (RTO), comprising an Independent System Operator and an Independent Transmission Company. The filing is an important step towards improved transmission management in the region. We have also expressed interest in becoming the independent managing member of the proposed Alliance RTO, which will manage the transmission systems of ten companies in 11 states outside the north east.

When our proposed acquisition of Niagara Mohawk is complete, we will be by far the largest transmission operator in the north-eastern region, enhancing our capability to pursue opportunities to apply our transmission asset management expertise in markets outside the north east. Our New York rate proposal for the Niagara Mohawk acquisition aims to incentivise improved management of transmission to help drive cost reductions.

California

California's deregulated electricity industry made international headlines this year. New England is protected from many of the ills plaguing California, in part due to the industry restructuring and settlements we negotiated with Massachusetts and Rhode Island regulators. Not only are new power stations being built to meet demand growth in New England, but under our agreements we can negotiate long-term power purchase contracts and pass through wholesale fuel costs to retail customers. Niagara Mohawk has similar agreements with its regulators, which come into effect on 1 September 2001.

Other electricity

Our transmission interconnectors from England to France and Scotland delivered operating profit of £42.8 million in 2000/01. The Basslink project in Australia is progressing through its development phase and potential interconnectors from England to Norway, the Netherlands and Ireland are being developed or studied. Our aim is to become a world leader in independent high-voltage direct current (HVDC) interconnectors.

Our electricity joint ventures, Transener in Argentina and Copperbelt Energy Corporation in Zambia, continue to make solid returns on our investment. This year they produced £18.6 million in operating profit for shareholders.

Sale of nuclear power stations

The process of divesting our interests in nuclear generating units in the US has continued during the year. Millstone 3, of which we were a 16.2 per cent owner, was sold on 31 March 2001 to Dominion



Intelig

Our Brazilian telecoms joint venture with Sprint and France Telecom

- company created by National Grid and its partners in January 1999
- we have 50% stake
- Brazil is 8th largest economy in world and largest in South America
- Brazil represents 45% of South American telecoms market – and growing
- 5,300 miles of network built or leased, with 4,000 more miles being built in 2001

Brazil

Manquehue net

Competitive local exchange carrier (CLEC) providing voice, data and internet services in Chile

- National Grid invested in May 2000
- our partners include the US telecoms company Williams Communications and MetroGas, a gas company operating in Santiago
- over 81,000 lines in service
- more than 10,000 active internet subscribers


intelig

Resources Inc., providing us with $27.9 million and release from related obligations. Plans to divest Vermont Yankee and Seabrook 1 continue.

Telecoms

We continue to capitalise on our track record of transferring our electricity network skills to telecoms ventures that offer the opportunity for value creation in the longer term. Our share of the operating losses of our telecoms joint ventures was £121.4 million before goodwill amortisation, of which £118.0 million was attributable to Intelig.

UK and European telecoms

Energis, the business telecommunications and internet services company we created in 1993, continues to build its presence on the continent of Europe. In January, Energis acquired a majority interest in Ision, a leading German web-hosting company.

We still intend to sell our stake in Energis in the short to medium term, to realise a return on our investment and because we no longer add strategic value now that Energis is a fully established company in its own right and its UK network is complete.

In joint venture with Energis and following the Energis model of high-margin, high value-added services for the corporate market, we have created Energis Polska, which is building its network in order to offer services to business customers in Poland.

Under the name GridCom, we have formalised our business of installing and maintaining telecoms equipment on our UK transmission network. GridCom will use its project management skills to capitalise on the potential demand for mobile phone service, the need of 3G operators to install infrastructure and the sensitivity of the public to new masts. The combination of these factors should make our transmission network valuable to mobile telephone providers.

South American telecoms

Intelig, our Brazilian joint venture with Sprint and France Telecom, experienced larger than expected losses. Our share of operating losses in the first half of the financial year was £69.7 million, but the situation is improving: our share of losses was reduced to £48.3 million in the second half, as tariffs were refined and co-billing arrangements were finalised with two local telecoms companies.

Following the cancellation of Sprint's proposed merger with MCI Worldcom, the Brazilian regulator is again allowing Sprint's participation and all three partners have renewed their commitment to Intelig. As a result of all these actions and increased focus on the higher-margin corporate data market, we expect to reduce significantly Intelig's operating losses in 2001/02 compared with 2000/01.

Silica Networks (formerly Southern Cone Communications) continues to build its extensive network. The northern arc of its network, linking the Argentine cities of Buenos Aires



Silica Networks

"Carriers' carrier" – provides wholesale voice and data transmission services for telecoms companies in Argentina and Chile

- company created by National Grid and its partners in May 2000
- we have 50% stake
- our partners are US telecoms company Williams Communications and Manquehue net
- northern arc of network fully operational in May 2001




USA
Argentina
Chile

NEESCom

Provides telecoms infrastructure installed on National Grid USA's electricity network

- installs and leases "dark" fibre to telecoms operators
- current network primarily in Massachusetts and Rhode Island
- link to Albany, New York State, under construction – NEESCom's first connection outside New England

and Cordoba, went into full commercial operation on 17 May 2001, just a year after the creation of the business.

Manquehue net in Santiago, Chile, continues its expansion with a broader focus on the business market. The company has achieved its own bond issue of $100 million and has received an A- investment rating.

US telecoms

NEESCom, our telecoms infrastructure provider in the US, is performing well and growing. Operating profit before goodwill amortisation was £2.9 million. NEESCom is extending its network, including a link to Albany, New York – its first connection outside New England.

Serving people, communities and the environment

By providing safe, cost-effective and reliable networks, and by recognising the issues that inevitably arise when you run large infrastructure-intensive businesses, we strive to address the needs of our many constituents, including our own people.

Tragically, the importance of the need to be attentive was brought starkly home to us when Massachusetts Electric substation worker Robert Lydon was killed, and two other employees were critically injured, in an explosion in January 2001. We made immediate changes to our safety awareness and operations programmes as a result. We can never be too vigilant where safety is concerned, and we will be taking further initiatives this year.

On the positive side, we worked hard to earn Investors in People status in the UK, which signifies that we demonstrate superior practice in all areas of staff training and development.

In our everyday activities, we strive to be alert to local concerns, and we conduct tailored programmes designed to give something extra back (see page 12 for more on this). Increasingly, our efforts to be a good corporate citizen are based on a three-pronged sustainable development concept, which gives equal importance to the environmental, social and economic impacts of the business.

We are very pleased that our ranking in Business in the Environment's Index of Corporate Environmental Engagement for the FTSE 100 jumped from 44th to 24th this year. Our US business implemented an ISO 14001-compatible Environmental Management System this year, following the UK business's accreditation to this international standard last year.

The past year saw the publication of several important studies on electric and magnetic fields (EMFs). None of these established a causal link between electricity lines and cancer, but we continue to support research on this important subject and to keep the issue under close review.

Energis Polska

Developing network to provide telecoms services to business customers in Poland

- company created by National Grid and its partners in January 2000
- we currently have 23.75% stake
- our partners are Energis, PKP (the Polish national railway company) and Centrala (a local telecoms operator)
- 3,100 miles of network leased, 1,700 miles under construction
- Poland is largest market in Central Europe

Poland


Wiśniowy Business Park
Building E
ul. Iłżecka 26
TENANTS:
Bovis
Lend Lease
Svenska Handelsbanken
SOFTBANK S.A.
energis
AVAYA

UK

Energis

Data and internet service provider to UK and European businesses

- created by National Grid in 1993
- floated on London Stock Exchange and NASDAQ in 1997
- our original investment was £0.5 billion
- since 1997, we have extracted cash of over £2.2 billion
- expanding to build significant position in Continental Europe

GridCom

Network and infrastructure solutions for the UK telecoms industry

- provides infrastructure, project management and maintenance skills to mobile phone service operators
- offer of services began in 1997
- launched under GridCom name in May 2001
- 260 masts installed on transmission network to date

Outlook

We expect 2001/02 to be another year of strong performance from our wholly-owned and joint venture electricity businesses, with continued progress in our start-up telecoms joint ventures.

Objectives looking forward are as follows:

- US electricity: Secure the frontier position amongst electricity delivery companies in the north-eastern US in terms of cost and service; integrate Niagara Mohawk into the US company; continue to drive industry consolidation for the benefit of customers and shareholders; and create transmission business opportunities.
- UK electricity: Meet, and strive to exceed, the efficiency demands of the new price control while maintaining reliable electricity supply; and capitalise on our asset management expertise to develop new areas of growth in the UK and elsewhere.
- Telecoms: Continue developing our start-up ventures; and monitor liberalising markets to identify opportunities where our network skills can be applied to create value.
- Accomplish these objectives while maintaining secure and reliable networks, developing innovative solutions to facilitate competition and contributing to the communities we serve and to a sustainable economy.

In short, we will utilise our network and asset management skills to drive the Company forward and continue on a path of controlled growth to create shareholder value.

This commitment to creating value runs throughout the Company, for your investment is also our's – over 90 per cent of National Grid's staff are shareholders. It is the collective commitment of all our people – from line workers and engineers to customer service representatives and accounting staff – that allows us to increase shareholder value.



Roger Urwin Group Chief Executive



Electricity markets worldwide continue to evolve, driven by technology, politics and economic trends. National Grid constantly evolves too, adjusting to government mandate, helping shape the changes and developing new ways of doing business that work for customers and shareholders.

Our role in the UK industry underwent three fundamental changes in Spring 2001. Our new five-year **price control** period began, bringing with it challenging efficiency targets.

NETA (new electricity trading arrangements) came into effect on 27 March 2001, signifying the most radical change to the electricity market since privatisation. It changed entirely the way all wholesale power is bought and sold in England and Wales. Under NETA, generators and suppliers contract directly with each other instead of selling into and buying from a central pool. We continue to balance generation and demand in real time, but now electricity is traded like other commodities in an open market.

Capacity on our **England-France interconnector** is now sold via competitive auction, replacing a long-term contract. This may increase income volatility as the competitive pricing arrangements more closely reflect the interconnector's day-to-day value to producers and consumers.

These changes signify the desire of the UK Government and the regulator to increase competition for consumers' benefit. Similar changes are occurring in the US, where competition is at a much earlier stage.

We negotiated **landmark long-term settlements** with state regulators in New England, which came into effect in Spring 2000. These included incentive-based rates for the first time, rewarding or penalising utilities for performance above or below the regional average and allowing shareholders as well as customers to benefit from performance improvements. In Massachusetts, we exceeded certain service quality standards in 2000 worth $3.7 million in potential incentives.

Transener in Argentina, which is continually improving efficiency against a backdrop of increasing demand, also operates under regulatory agreements that provide **incentives for strong performance** and penalties for poor performance.

Our ability to make regulation work and facilitate competition, while ensuring that our shareholders benefit, has become a core skill. Continual adaptation to industry changes, and influencing how those changes develop, is integral to our ability to remain profitable and deliver shareholder returns.



The electricity and telecommunications networks that National Grid builds, owns and operates provide the infrastructure upon which complex and sophisticated services are delivered to consumers. These services power the daily necessities, conveniences and comforts of 21st century society.

Behind the infrastructure is **our people**, who put their brainpower to work in managing the network assets as wisely as possible. The management of these assets – electricity lines, poles, towers and substations, and telecoms fibre-optic cables and satellite stations – underpins our success. The asset management skills honed in the UK transmission business are being transferred to telecoms businesses such as GridCom and NEESCom, and to our electricity businesses around the world. These include our unregulated UK electricity business, which maintains transmission and distribution assets for generators and distributors.

As the breadth of our assets expands, so does our ability to **transfer best practice** to improve our asset management skills. Live-line maintenance, used in the UK since 1993, was used in Massachusetts for the first time in 2001 during maintenance work on a critical 345 kV circuit. Keeping the 37-mile line in service is cutting months off the schedule, eliminating the need to run more expensive power generation and delivering customer savings of about $1 million.

An emergency restoration system using lightweight transmission towers that are easily transported and erected has been put in place in the UK after successful use in our US business. These towers will enable transmission lines to be restored to service more quickly should the UK experience a major storm, such as that which crippled parts of France in December 2000.

Managing the impact of our assets is also critical. We are funding an innovative research project in which independent designers were commissioned to create new tower designs. Viable designs are being tested to determine public opinion on the potential styles.

These efficiency and amenity improvements help us retain our edge as a world leader in independent transmission operation and deliver continued strong performance and growth for shareholders.



Electricity and telecoms services bring huge benefits to society, but the associated infrastructure does impact on communities. We are committed to meeting the responsibilities that come with the privilege of operating in hundreds of cities and towns, as well as the wider responsibilities that come with being a top 50 UK company and a growing presence in various regions around the world.

Measures ranging from oil containment at substations to support of Government renewable energy initiatives are two examples of how **environmental protection** factors into our work. Many other examples are provided in our UK Environmental Performance Report.

Communication with stakeholders and **mitigation of impacts** are critical in obtaining approval for facilities such as the new Boston/Quincy underground cable in the US or our ongoing London infrastructure project. At the urging of shareholders, we are re-writing our Schedule 9 Statement regarding amenity preservation in the UK, using a process that draws heavily on stakeholder dialogue.

Beyond minimising our daily impact, we sponsor **special programmes** whose benefits offset that impact. Three long-standing UK programmes embrace the combined environmental, social and economic goals of sustainable development.

Our 12 Environmental Education Centres host nearly 90,000 visitors a year, mostly young people, who leave with a better understanding of the environment and electrical safety. We fund The Tree Council's Tree Warden Scheme under which 7,500 local stewards educate their neighbours about trees' vital role in offsetting the emissions of modern society. And our Community 21 programme provides annual grants to eight local authorities and residents to fund **sustainable development** projects.

Our US programme of community involvement includes initiatives ranging from school education programmes that reach nearly 100,000 students a year, to the recent donation of Rome Point, a 230-acre parcel of waterfront land, to the State of Rhode Island for the creation of a nature preserve. We support the activities of numerous civic and environmental organisations, for example Earth Day and Arbor Day festivities, which combine **recreation, education, environmental awareness and community involvement.**

Copperbelt Energy's funding of AIDS education programmes for staff in Zambia and Intelig's sponsorship of educational and youth programmes in Brazil are examples of how our joint ventures are engaged in their communities.

As shareholders, you can have confidence that you are investing in a company that is not only financially sound, but that operates in an **ethically, socially and environmentally responsible** way. This is good business, for it contributes to a more sustainable society that will benefit future generations, and to a more sustainable company that makes short- and long-term returns on your investment.



As one of the world's first independent transmission companies, we have operated a complex transmission system in a competitive market environment for longer than anyone else. This gives us a tremendous wealth of knowledge and experience that can deliver value in other markets as they are opened up to competition.

While growth options are limited in the UK, where relatively low returns do not justify expansion through acquisition, Continental Europe holds promise. We are contributing to policy discussions as the European Commission progresses industry liberalisation. However, any significant transmission opportunities are probably a few years away.

The US remains the most important **market for growth**. With two acquisitions completed and a third in progress, we continue to seek the right consolidation opportunities to build the scale of our US business.

Transmission sector reform represents the next frontier of US deregulation, driven by the desire of the Federal Energy Regulatory Commission (FERC) to increase competition through the creation of Regional Transmission Organisations (RTOs). RTOs are independent entities managing the assets of utilities to facilitate competition and ensure reliable and cost-effective operation of the regional transmission grid. We have filed a joint proposal at FERC to create a New England RTO.

In addition, we are working on opportunities to manage transmission assets outside New England.

We are also expanding into **telecoms**, building on our experience in creating Energis. Telecoms start-ups resemble electricity ventures as both are capital intensive with significant network build requirements. Our strategy is to get into liberalising markets early, with established telecoms companies as partners, and then realise value when the need for our network expertise is fulfilled.

Our experience has resulted in some 36 per cent of our electricity operating profit stemming from outside the UK, just a decade after National Grid was created as a solely UK operation. This will increase to around 60 per cent after the acquisition of Niagara Mohawk is completed.

No doubt our focus will continue to shift as we take advantage of new opportunities to **add value** by bringing our network experience and track record for innovation and efficiency gains to bear.



From left to right

James Ross Chairman and a member of the Nominations Committee. Appointed as a Director of National Grid on 1 March 1999, James Ross became Chairman in July 1999. He is also Chairman of Littlewoods plc, having been Chief Executive of Cable and Wireless plc from 1992 to 1995. Before that, he was a Managing Director of the British Petroleum Company plc and Chairman and Chief Executive Officer of BP America. He is a Non-executive Director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric based in France. James Ross is a trustee of the Cleveland Orchestra and a Board member of the Regional Development Agency for the North West. Aged 62.

Roger Urwin Group Chief Executive. Appointed as a Director of National Grid and of The National Grid Company plc in 1995, Roger Urwin was previously Chief Executive of London Electricity plc. Prior to this, he held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of Energis, The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering. Aged 55.

John Grant Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees. Appointed as a Director of National Grid in 1995, John Grant is Executive Chairman of Hasgo Group Limited and of Peter Stubs Limited. He was Chief Executive of Ascot Plc from 1997 to June 2000, Finance Director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including Vice President, Ford of Europe, Director of Corporate Strategy, Ford US and Executive Deputy Chairman of Jaguar. He is also a Non-executive Director of Torotrak plc, Corac Group Plc and Cordex plc. Aged 55.

Richard Reynolds Non-executive Director and a member of the Audit and Remuneration Committees. Appointed as a Director of National Grid in 1998, Richard Reynolds was a Director of GEC from 1986 to 1995. He was Managing Director of GEC Telecommunications and became Managing Director of GPT on the merger of the GEC and Plessey telecommunications companies. He was also Chairman of GPT and is currently Chairman of Photobition Group plc and of Wavionix Software Limited. He is also a Non-executive Director of Telme.com plc. Aged 62.

Rick Sergel Group Director, North America. Appointed as a Director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and Director of National Grid USA. From February 1998 until the merger, he served as its President and Chief Executive Officer. His previous positions with NEES include Senior Vice President in charge of retail operations and unregulated ventures, Vice President and Treasurer. He serves as Chairman of the board of the distribution companies and is also a Director of State Street Bank & Trust. Aged 51.

Bob Faircloth Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. Appointed as a Director of National Grid in 1995, Bob Faircloth was Chief Operating Officer and an Executive Director of BTR until 1995 and a Non-executive Director until May 1998. Before joining BTR in 1990, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies. Aged 64.

Paul Joskow Non-executive Director and a member of the Audit Committee. Appointed as a Director of National Grid in 2000, Paul Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT) and is Director of the MIT Center for Energy and Environmental Policy Research. He is a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul Joskow served as a Director of NEES from 1987 until the merger. He is a trustee of the Putnam Mutual Funds, a Director of State Farm Indemnity Company and a Director of the Whitehead Institute for Biomedical Research. Aged 53.

Steven Holliday Group Director, Europe. Appointed as a Director of National Grid and Chief Executive of The National Grid Company plc on 30 March 2001, Steven Holliday was an Executive Director of British Borneo Oil and Gas from 1997. Prior to this, he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas. Aged 44.

Stephen Box Group Finance Director. Appointed as a Director of National Grid and of The National Grid Company plc in August 1997. Formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance, he is a Non-executive Director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel. Aged 50.

National Grid's General Counsel and Company Secretary is Fiona Smith.

Introduction

We are committed to high standards of corporate governance and recognise that sound governance is key, not only to compliance with external requirements but also to the establishment of good business practice throughout the Group.

We therefore maintain our own code of corporate governance, the National Grid Code of Business Practice. This is closely modelled on the Combined Code of Corporate Governance, which outlines best practice for listed companies.

The Board

National Grid is led by the Group Board, which currently consists of nine directors, four executive and five non-executive (including the Chairman). There is a clear division of responsibility between the Non-executive Chairman and the Group Chief Executive, whose posts are, and will remain, separate. All of our Non-executive Directors are considered by the Board to be independent. The Board meets at least eight times a year and additionally as necessary.

Internal control

The Group's system of internal control helps to safeguard shareholders' investment and the Company's assets. The system is designed to manage, rather than to eliminate, material risks to the achievement of business objectives and provides an ongoing process for the identification, evaluation and management of the significant risks faced by the Group. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness.

Audit Committee

The Board has delegated to the Audit Committee, membership of which is set out on page 14, responsibility for maintaining an appropriate relationship with the Group's external auditors. The Audit Committee also reviews the scope and extent of internal audit and has responsibility for reporting annually to the Board on the scope of work, authority and resources of the internal audit function. The Audit Committee meets four times a year and has at least one private meeting with the external auditors.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that a proper balance is maintained between objectivity and value for money. The Audit Committee has reviewed the auditors' remuneration and is satisfied that it is proper and reasonable.

Nominations Committee

The Group Board has delegated to the Nominations Committee, the membership of which is set out on page 14, responsibility for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors. The Nominations Committee meets at least once a year and additionally as necessary.

Remuneration Committee

The Board has charged the Remuneration Committee, the membership of which is set out on page 14, with the design of executive remuneration packages.

Remuneration policy

The Remuneration Committee recognises the importance of linking rewards to performance and designs remuneration packages with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Remuneration packages for Executive Directors consist of base salary, participation in incentive schemes (annual cash bonus, Share Match scheme and executive share options), pension contributions and non-cash benefits (company car and health insurance). A cash bonus of up to 50 per cent of base salary can be paid for the achievement of demanding financial, personal and quality of service targets.

Under the Share Match scheme, UK Directors are required to invest 25 per cent of annual cash bonus in National Grid shares, which are then matched by the Group following a three-year holding period. Rick Sergel participates in an incentive plan whereby National Grid shares equivalent to 60 per cent of the annual cash bonus are awarded.

Under the executive share scheme, annual grants of options are made. These are normally up to 150 per cent of annual salary and may only be exercised after a three-year period, depending on the performance of National Grid's Total Shareholder Return (TSR) as measured against a group of UK and US companies.

Directors' remuneration

The table below gives details of the remuneration of each Director:

	Base salary and fees £000	Annual bonus[1] £000	Benefits £000	Total emoluments (excluding pension) 2000/01 £000	Total emoluments (excluding pension) 1999/2000 £000
Chairman					
James Ross[2] (Non-executive Director)	120	–	–	**120**	98
Executive Directors					
David Jones	440	212	13	**665**	489
Roger Urwin	275	150	11	**436**	321
Stephen Box	300	142	13	**455**	348
Wob Gerretsen[3]	177	34	48	**259**	348
Steven Holliday[4]	1	–	–	**1**	–
Rick Sergel[5]	408	197	15	**620**	5
Non-executive Directors					
David Jefferies[6] (former Chairman)	–	–	–	–	53
Bob Faircloth	30	–	–	**30**	30
John Grant	30	–	–	**30**	30
Paul Joskow[5]	45	–	–	**45**	0
Richard Reynolds	50	–	–	**50**	50
Malcolm Williamson[6]	–	–	–	–	8
	1,876	**735**	**100**	**2,711**	**1,780**

1 Total cash bonus paid includes amount invested by Director in Share Match scheme and, in the case of Roger Urwin, an ex-gratia payment of £19,000 in respect of dividends on Matching Shares.
2 Appointed to the Board on 1 March 1999. Appointed Chairman on 22 July 1999.
3 Died on 19 October 2000: £36,427 of his benefits is in respect of repatriation of personal property.
4 Appointed to the Board on 30 March 2001.
5 Appointed to the Board on 27 March 2000.
6 Resigned from the Board on 22 July 1999.
The total remuneration of David Jones, the highest-paid Director during the year, was £665,440 (1999/2000: £488,577). David Jones retired on 31 March 2001.

Directors' interests in shares

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below:

	Ordinary shares at 31 March 2001	Ordinary shares at 1 April 2000	Options over ordinary shares at 31 March 2001	Options over ordinary shares at 1 April 2000
James Ross	19,000	2,000	–	–
David Jones	110,050	106,457	529,603	455,884
Roger Urwin	144,539	115,517	328,751	317,732
Stephen Box	6,552	4,079	349,181	307,429
Steven Holliday	–	–	150,000	–
Rick Sergel	1,257	261	201,845	201,845
Bob Faircloth	–	–	–	–
John Grant	10,000	10,000	–	–
Paul Joskow	5,000	–	–	–
Richard Reynolds	10,000	10,000	–	–

After the end of the financial year, Rick Sergel became aware that, as a result of investments by National Grid USA in National Grid ADRs under its 401(k) programme, he had acquired an interest in 24.355 ADRs on 24 April 2001.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2001 and 31 May 2001. None of the Directors held any non-beneficial interests in the ordinary shares of National Grid.

Group turnover

Group turnover from continuing operations increased from £1,614.7 million in 1999/2000 to £3,799.7 million in 2000/01, substantially reflecting the first full-year contribution from National Grid USA.

Group operating profit

Total operating profit (before exceptional integration costs and goodwill amortisation) rose by £185.4 million to £731.9 million, reflecting higher contributions from National Grid USA (£293.6 million, compared with £4.0 million in 1999/2000, which related to the period 22 March to 31 March 2000); Energis (£5.1 million, compared with £1.3 million in 1999/2000); and electricity transmission joint ventures (£19.2 million, compared with £14.4 million in 1999/2000).

These increased contributions were partially offset by lower contributions from Intelig (losses of £118.0 million, compared with losses of £44.1 million in 1999/2000); UK Transmission (£486.3 million, compared with £523.1 million in 1999/2000); UK Interconnectors (£42.8 million, compared with £46.6 million in 1999/2000); and other telecommunications joint ventures (losses of £3.4 million, compared with losses of £nil in 1999/2000).

Exceptional items

The results for 2000/01 include exceptional pre-tax profits of £217.7 million (£453.1 million post-tax), comprising profits of £242.9 million, before and after tax, arising from reductions in the Group's interest in Energis, primarily as a result of a placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001; net profits of £20.1 million, before and after tax, on the disposal of market services businesses; integration costs of £45.3 million (£39.4 million post-tax); and a tax credit of £229.5 million arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

Interest

Net interest rose from £64.9 million to £250.6 million in 2000/01. This increase is largely attributable to the acquisitions of NEES and EUA, which were paid for out of cash balances and new borrowings.

Taxation

The net tax credit of £149.6 million for 2000/01 includes a net credit of £235.4 million relating to exceptional items. If these exceptional items are excluded, the tax charge for 2000/01 is £85.8 million, including a £20.0 million tax credit arising from an adjustment to prior years' tax. After adjusting for the exceptional items and the tax credit adjustment relating to prior years, the effective tax rate for 2000/01 is 26.0 per cent. The effective tax rate for 1999/2000, excluding the impact of exceptional items, was 26.0 per cent.

Capital expenditure

Capital expenditure, including interest capitalised, in 2000/01 was £535.8 million, compared with £316.1 million in 1999/2000. The higher level of capital expenditure reflects capital expenditure relating to National Grid USA of £154.2 million, compared with £4.3 million for 1999/2000 (which relates to the period 22 March to 31 March 2000) and an increase of £74.7 million in UK Transmission capital expenditure to £361.2 million.

Earnings per share

Basic earnings per share fell 25.9 pence to 52.1 pence, reflecting the very significant level of exceptional profits in 1999/2000. Excluding exceptional items and goodwill amortisation, basic earnings per share increased 2.2 pence to 26.5 pence. If telecoms start-up losses are also excluded, basic earnings per share increased 7.6 pence to 35.9 pence, an increase of 27 per cent.

Ordinary dividends and dividend policy

The total ordinary dividend for 2000/01 amounts to 15.08 pence per ordinary share, an increase of 8.2 per cent over the previous year. The total dividend is covered 1.8 times (1999/2000: 1.7 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounts to £223.0 million.

National Grid is committed to delivering sustained real dividend growth. Confidence in the Group's future financial strength and in the prospects for growth and greater diversity of earnings has increased. Consequently, the Board announced on 21 November 2000 its aim to increase dividends per share by 5 per cent real in each of the next five years.

Share price and market capitalisation

On Friday 30 March 2001, the last day of trading in the 2000/01 financial year, National Grid's share price was 544.0 pence compared with 573.0 pence on 31 March 2000. Between 1 April 2000 and 31 March 2001, daily closing prices for the shares were within the range 479.5 pence to 646.0 pence. Market capitalisation at 31 March 2001 was some £8 billion.

Cash flow

Net cash inflow from operations was £810.6 million in 2000/01 compared with £682.0 million in 1999/2000. The 2000/01 increase in net cash inflow from operations has arisen from the impact of National Grid USA's contribution to cash inflow.

In 1999/2000, the sale of ordinary shares in Energis contributed £952.9 million to the inflow of cash.

Cash outflow in 2000/01 relating to the acquisition of Group undertakings and other investments amounted to £778.1 million, which substantially relates to the

acquisition of EUA and an additional investment in Intelig. Cash outflow relating to the acquisition of Group undertakings and other investments in 1999/2000 was £2,189.6 million (of which £2,045.1 million related to the acquisition of NEES).

Payments to the providers of finance, in the form of dividends and interest, totalled £519.4 million (net) in 2000/01, compared with £262.3 million in 1999/2000. Net interest cash outflows increased from £64.7 million in 1999/2000 to £303.4 million in 2000/01. This increase primarily reflects the acquisitions of NEES and EUA.

Corporate tax payments amounted to £137.2 million in 2000/01 compared with £274.3 million in 1999/2000. Notwithstanding additional corporate tax payments in respect of National Grid USA, corporate tax payments in 2000/01 were lower than in 1999/2000, for two main reasons:

- UK corporate tax payments on account were lower in 2000/01, primarily as a result of the tax relief on exchange adjustments; and
- corporate tax payments in respect of partial disposals of Energis were lower as a result of the realisation for tax purposes of capital losses arising from Group restructurings.

Net purchases of tangible fixed assets absorbed cash of £457.6 million in 2000/01, compared with £279.2 million in 1999/2000. Net purchases of tangible fixed assets in 2000/01 include amounts in respect of National Grid USA amounting to £153.5 million, compared with £4.3 million for 1999/2000 (which relates to the period 22 March to 31 March 2000).

Equity shareholders' funds

Equity shareholders' funds increased from £2,909.0 million to £3,475.8 million at 31 March 2001, primarily as a result of the retained profit for the year of £546.0 million, which reflected the favourable impact of exceptional net profits of £453.1 million.

Net debt

Net debt increased from £2,663.6 million at 31 March 2000 to £3,918.2 million at 31 March 2001, primarily as a result of the acquisition of EUA, additional investment in telecommunications joint ventures and exchange rate movements. Gearing at 31 March 2001 was 111 per cent, up from 90 per cent at the start of the year.

Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortisation and exceptional items), which is considered more relevant than gearing as an indicator of the Group's borrowing capacity, was 2.9 times (compared with 8.4 times in 1999/2000).

When the impact of exchangeable bonds is also excluded, interest cover (excluding exceptional items and goodwill amortisation) was 3.6 times (1999/2000: 26.8 times).

Treasury policy

The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. Acting within these policies, certain treasury management activities are delegated to regional treasury centres. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, *currency risk, credit risk and liquidity and funding risk.*

The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. Derivative financial instruments ("derivatives"), including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

US GAAP

The accounts have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) which differ in certain significant respects from US GAAP.

Net income under US GAAP was £810.3 million (1999/2000: £1,009.8 million), compared with £769.0 million (1999/2000: £1,148.4 million) under UK GAAP. Equity shareholders' funds at 31 March 2001 under US GAAP were £2,920.0 million (31 March 2000: £2,345.7 million) compared with £3,475.8 million (31 March 2000: £2,909.0 million) under UK GAAP. The differences primarily result from the differing accounting treatment in respect of pensions, deferred taxation, recognition of UK Transmission income, financial instruments and the carrying value of the liability to provide Energis shares on the conversion of Equity Plus Income Convertible securities (EPICs) issued in February 1999.

The summary financial statement on pages 19 to 22 is a summary of the information contained in the Annual Report and Form 20-F of National Grid Group plc for the financial year ended 31 March 2001. It does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as would be provided by the full Annual Report and Form 20-F. Copies of the full Annual Report and Form 20-F are available, free of charge, from the Shareholder Enquiry Unit (see page 24).

The auditors' opinion on the full annual accounts of the Group for the year ended 31 March 2001 is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

Independent auditors' statement to the members of National Grid Group plc

We have examined the summary financial statement on pages 19 to 22.

Respective responsibilities of the Directors and auditors

The Directors are responsible for preparing the Annual Review, which includes the summary financial statement. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts and the Directors' report and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, "The auditors' statement on the summary financial statement", issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement on pages 19 to 22 is consistent with the full annual accounts and Directors' report of National Grid Group plc for the year ended 31 March 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
31 May 2001

Summary Group profit and loss account

for the year ended 31 March 2001

	2001 £m	2000 £m
Turnover, including share of joint ventures	**4,004.1**	1,677.5
Less: share of joint ventures' turnover (continuing operations)	**(204.4)**	(62.8)
Group turnover – continuing operations	**3,799.7**	1,614.7
Operating costs	**(3,084.1)**	(1,042.6)
Operating profit of Group undertakings	**715.6**	572.1
Share of joint ventures' and associate's operating loss	**(103.5)**	(33.5)
Operating profit		
– Before exceptional integration costs and goodwill amortisation	**731.9**	546.5
– Exceptional integration costs	**(45.3)**	–
– Goodwill amortisation	**(74.5)**	(7.9)
Total operating profit – continuing operations	**612.1**	538.6
Exceptional profit relating to partial disposal of Energis	**242.9**	1,027.3
Profit on disposal of businesses	**20.1**	–
Net interest	**(250.6)**	(64.9)
Profit on ordinary activities before taxation – continuing operations	**624.5**	1,501.0
Taxation		
– Excluding exceptional items	**(85.8)**	(123.1)
– Exceptional items	**235.4**	(229.5)
	149.6	(352.6)
Profit on ordinary activities after taxation	**774.1**	1,148.4
Minority interests	**(5.1)**	–
Profit for the year	**769.0**	1,148.4
Dividends	**(223.0)**	(205.5)
Retained profit	**546.0**	942.9
Earnings per ordinary share		
– Basic, including exceptional items and goodwill amortisation	**52.1p**	78.0p
– Basic, excluding exceptional items and goodwill amortisation	**26.5p**	24.3p
– Diluted, including exceptional items and goodwill amortisation	**49.5p**	73.4p
– Diluted, excluding exceptional items and goodwill amortisation	**25.8p**	23.8p
Dividends per ordinary share	**15.08p**	13.94p

The emoluments of the Directors, excluding pension contributions and any gains on the exercise of share options, were £2.711m (2000: £1.780m) – see page 16.

Summary Group balance sheet

at 31 March 2001

	2001 £m	2000 £m
Fixed assets		
Intangible assets – goodwill	**1,186.2**	844.7
Tangible assets	**5,617.3**	4,938.3
Investments	**960.3**	519.0
	7,763.8	6,302.0
Current assets	**2,218.8**	2,464.8
Creditors (amounts falling due within one year)	**(2,213.7)**	(1,861.1)
Net current assets	**5.1**	603.7
Total assets less current liabilities	**7,768.9**	6,905.7
Creditors (amounts falling due after more than one year)	**(3,755.5)**	(3,500.2)
Provisions for liabilities and charges	**(495.8)**	(461.4)
Net assets employed	**3,517.6**	2,944.1
Capital and reserves		
Called up share capital	**174.7**	174.7
Share premium account	**276.9**	274.7
Profit and loss account	**3,024.2**	2,459.6
Equity shareholders' funds	**3,475.8**	2,909.0
Minority interests	**41.8**	35.1
	3,517.6	2,944.1

The summary financial statement on pages 19 to 22 was approved by the Board of Directors on 31 May 2001 and was signed on its behalf by:

R J Urwin Group Chief Executive
S J Box *Group Finance Director*

Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with US GAAP are set out below.

a Net income

	2001 £m	2000 £m
Profit for the year, excluding exceptional items	**315.9**	350.6
Exceptional items after taxation	**453.1**	797.8
Net income under UK GAAP	**769.0**	1,148.4
Adjustments to conform with US GAAP		
Deferred taxation	**(113.9)**	(1.4)
Pensions	**18.9**	5.7
Share option schemes	**(5.3)**	(5.4)
Tangible fixed assets – depreciation on reversal of partial release of impairment provision	**3.4**	3.4
Financial instruments	**(55.4)**	27.9
Issue costs associated with EPICs	**(1.8)**	(1.8)
Carrying value of EPICs liability	**152.5**	(115.0)
Severance and integration costs	**23.6**	(11.3)
Recognition of UK transmission income	**(17.0)**	–
Goodwill – effect of US GAAP adjustments	**(11.7)**	(0.2)
Share of associate's adjustments to conform with US GAAP	**48.0**	(40.5)
Total US GAAP adjustments	**41.3**	(138.6)
Net income under US GAAP	**810.3**	1,009.8
Basic earnings per share under US GAAP	**54.9p**	68.6p
Diluted earnings per share under US GAAP	**52.1p**	64.7p

Net income under US GAAP includes £527.9m (2000: £795.7m) relating to exceptional net gains which are treated as exceptional items under UK GAAP.

b Equity shareholders' funds

	2001 £m	2000 £m
Equity shareholders' funds under UK GAAP	**3,475.8**	2,909.0
Adjustments to conform with US GAAP		
Deferred taxation	**(1,072.4)**	(916.7)
Pensions	**178.7**	162.8
Shares held by employee share trusts	**(10.2)**	(16.3)
Ordinary dividends	**133.5**	123.0
Tangible fixed assets – reversal of partial release of impairment provision	**(41.6)**	(45.0)
Financial instruments	**(45.5)**	1.0
Issue costs associated with EPICs	**3.7**	5.5
Carrying value of EPICs liability	**37.5**	(115.0)
Severance liabilities	**–**	5.5
Recognition of UK transmission income	**(17.0)**	–
Regulatory assets	**37.5**	–
Goodwill – effect of US GAAP adjustments	**234.1**	210.6
Share of associate's adjustments to conform with US GAAP	**6.8**	21.3
Other	**(0.9)**	–
Total US GAAP adjustments	**(555.8)**	(563.3)
Equity shareholders' funds under US GAAP	**2,920.0**	2,345.7

Analyses of shareholdings as at 31 May 2001

Distribution of shares by type of shareholder

	Number of shareholders	Shares	% of issued share capital
Banks	99	461,395	0.03
Nominee companies[1]	14,256	1,158,219,599	77.99
Insurance companies	13	22,341,143	1.50
Pension funds	30	97,297	0.01
Other corporate bodies	411	110,251,311	7.42
Electricity companies[2]	8	976,892	0.07
Other limited and public companies	1,462	34,876,579	2.35
Individuals	650,294	157,809,988	10.63
Total	666,573	1,485,034,204	100.00

Distribution of shares by size of holding

	Number of shareholders	Shares	% of issued share capital
1 – 99	392,493	27,438,734	1.85
100 – 499	204,514	43,022,834	2.90
500 – 999	37,572	25,620,731	1.72
1,000 – 4,999	27,257	53,275,482	3.59
5,000 – 9,999	2,128	14,311,171	0.96
10,000 – 49,999	1,403	28,141,635	1.89
50,000 – 99,999	319	23,203,330	1.56
100,000 – 499,999	537	120,543,606	8.12
500,000 – 999,999	128	90,970,752	6.13
1,000,000 and above	222	1,058,505,929	71.28
Total	666,573	1,485,034,204	100.00

1 Nominee companies typically hold shares on behalf of banks, insurance companies, investment trusts, pension funds and PEP and ISA investors.
2 In accordance with National Grid's Articles of Association, no holder of a licence under the Electricity Act 1989 and no affiliate of such licence holder has an interest of 1 per cent or more in the voting share capital of National Grid.

In addition to the number of registered shareholders shown, there are approximately 2,500 holders of ADRs. The ADRs, each of which evidences one ADS, are issued by The Bank of New York.

Financial calendar

22 May 2001	2000/01 preliminary results and recommended final dividend announced
30 May 2001	National Grid shares went ex-dividend
1 June 2001	Record date for 2000/01 final dividend
17 July 2001	Annual General Meeting
15 August 2001	2000/01 final dividend paid to qualifying shareholders
20 November 2001	2001/02 interim results and interim dividend announced
28 November 2001	National Grid shares go ex-dividend
30 November 2001	Record date for 2001/02 interim dividend
15 January 2002	2001/02 interim dividend paid to qualifying shareholders

Individual Savings Accounts (ISAs)
Individual Savings Accounts (ISAs) for National Grid shares are available. Further information may be obtained from the Account Manager, Stocktrade, PO Box 1076, 10 George Street, Edinburgh EH2 2PZ (telephone "Grid Line", 0131 240 0443).

Regulatory accounts
National Grid's principal UK subsidiary, The National Grid Company plc (NGC) is the holder of the electricity transmission licence for England and Wales. NGC is required by the transmission licence to provide to the regulator accounting statements in respect of each of its licensed businesses. Copies of these statements for the year ended 31 March 2001 may be obtained, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Annual Report and Form 20-F
National Grid's full Annual Report and Accounts incorporates the Report on Form 20-F for filing with the US Securities and Exchange Commission. Copies of the full annual report for the year ended 31 March 2001 may be obtained, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Audio tape version of Annual Review
For the assistance of visually-impaired shareholders, an audio tape version of the Annual Review has been prepared and may be obtained, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Environmental Performance Report
The Environmental Performance Report 2000 is available, free of charge, from the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Summary of business of Annual General Meeting
The Annual General Meeting will be held on Tuesday 17 July 2001 at the International Convention Centre in Birmingham. If you would like to receive a summary of the business transacted at the AGM, please contact the Shareholder Enquiry Unit (see "UK shareholder enquiries" below).

Website
Information about National Grid is available via the internet on www.nationalgrid.com

Networking programme
National Grid is very proud of its Networking programme, which gives individual shareholders the opportunity to meet Directors and staff and to experience our operations at first hand. To obtain an application form to take part in the Networking programme, please write to: Networking Programme, National Grid House, Kirby Corner Road, Coventry CV4 8JY.

Unsolicited mail
We are obliged by law to make our share register available to other organisations and some shareholders may therefore receive unsolicited mail. Any shareholder who wishes to limit receipt of such mail should contact The Mailing Preference Service, Freepost 22, London W1E 7EZ. The Mailing Preference Service is free to the public and will notify those organisations which support its aims that unsolicited mail should not be sent to individuals who have registered a preference not to receive it.

UK shareholder enquiries
Enquiries about individual shareholder matters (including changes of address, lost share certificates etc.) should be addressed to the registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, on-line www.shareview.co.uk).

Enquiries about National Grid's activities should be addressed to the Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone 024 7642 3940, fax 024 7642 3651, e-mail shareholder.enquiries@uk.ngrid.com).

US investor enquiries
Enquiries from holders of ADRs should be addressed to the Depositary, The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York NY 10286-1258 (telephone 1-888-BNY-ADRs toll-free, for calls inside the US; +1-908-769-9835 or +1-908-769-9711 for international calls; e-mail: shareowner-svcs@bankofny.com; websites www.adrbny.com and http://stock.bankofny.com).

Electronic communication service
UK shareholders may elect to receive shareholder communications, such as the Annual Review and the Notice of AGM, by electronic means.

Shareholders who wish to take advantage of this service may register their request on Lloyds TSB Registrar's website at www.shareview.co.uk. Registration is free. Once registered, shareholders will receive notification by e-mail at their registered e-mail address, informing them that documentation is available and how to view it. There are no particular software requirements to view the documents, other than those described and available on our website www.nationalgrid.com

Shareholders who register to receive electronic notification but decide at any time in the future that they would prefer to receive paper copies may register their preference by contacting Lloyds TSB Registrars at the address above or via the www.shareview.co.uk website.

Shareholders who wish to continue to receive all communications in paper form need take no action.

Designed and produced by Timothy Guy Design. Photography by Howard Speirs, Laurence Davis and Lab Photographers, London. Typeset by New Leaf. Printed in England by St. Ives, Plymouth.

The paper used in this report is produced from sustainably managed forests and is elemental chlorine free (ECF).



National Grid Group plc 15 Marylebone Road London NW1 5JD

Annual Report and Form 20-F 2001/02



National Grid



National Grid Group plc is an international networks business.

Our principal activities are in the regulated electricity industry, where we own and operate the transmission network in England and Wales, and transmission and distribution networks in the north-eastern US. We are one of the top ten electricity companies in the US and have the largest transmission and distribution network in the New England/New York market, serving 3.2 million customers in Massachusetts, Rhode Island, New Hampshire and upstate New York. Other electricity interests include operating and developing transmission interconnectors in the UK and US, Europe and Australia and joint venture transmission networks in Argentina and Zambia. We also operate a gas distribution network, serving over 500,000 New York customers.

We have transferred our network skills to the telecoms market with interests including wholly-owned infrastructure businesses in the UK and US.

Forward-looking statements

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see the "Risk factors" and "Operating and financial review" sections of this document and the other filings by National Grid with the United States Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of this document.

Definitions

References to "National Grid", the "Group" or the "Company" in this Annual Report are to National Grid Group plc and its subsidiaries, or to any of them as the context may require.

The terms "shares" and "ordinary shares" refer to National Grid ordinary shares of 10 pence each. References to "ADSs" are to American Depositary Shares, each of which represents the right to receive five ordinary shares.

References to "pound(s) sterling", "£", "pence" or "p" are to United Kingdom (UK) currency. References to "US$", "$", "US dollars" or "dollars" are to United States (US) dollars. References to "financial" years refer to National Grid's financial years ending on 31 March of the year indicated.

National Grid publishes its accounts in pounds sterling. Unless otherwise specified, pound sterling amounts in this Annual Report have been translated into US dollars at: for balance sheet items, the closing rate of £1.00 = $1.42, and for profit and loss account items, the average rate of £1.00 = $1.44. These translations do not mean that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rate.

Highlights of the year

National Grid's core businesses, its regulated energy delivery companies in the UK and the US, performed extremely well during the year. Our growth continued with the acquisition of Niagara Mohawk and will be further enhanced by our proposed merger with Lattice.


Group turnover
£m
5,000
4,000
3,000
2,000
1,000
1,614.7
3,799.7
4,401.0
2000
2001
2002
Operating profit(1)
£m
800
700
600
500
400
554.0
739.4
874.7
2000(2)(3)
2001(2)(3)
2002
Basic earnings per share(1)
pence
35
30
25
20
15
22.5
20.0
32.1
2000(2)
2001(2)
2002
Ordinary dividends
pence
17
16
15
14
13
13.94
15.08
16.04
2000
2001
2002

(1) Before exceptional items and goodwill amortisation.
(2) Restated to reflect the adoption of FRS 19 "Deferred Tax" from a partial to a full provision basis.
(3) Restated to reflect a revised presentation of minority interests' share of associated undertakings.

Group turnover	**£4,401.0m**	**$6,337.4m**
Operating profit	**£874.7m**	**$1,259.6m**
Basic earnings per share	**32.1p**	**46.22¢**
Ordinary dividends	**16.04p**	**23.10¢**

Niagara Mohawk
January 2002

The Niagara Mohawk acquisition completed in January, more than doubling the size of our US business. It was immediately earnings enhancing with a contribution of £83.1 million to Group operating profit, before exceptional items and goodwill amortisation, from the end of January to the end of March.

Earnings per share
2001/02

Basic earnings per share, excluding exceptional items and goodwill amortisation, increased 12.1 pence to 32.1 pence. As a result of exceptional items, basic earnings per share fell 77.3 pence to a loss of 32.3 pence.

Dividends

As announced on 22 April 2002, the Board is recommending a final dividend of 9.58 pence per ordinary share to be paid on 15 August 2002 to shareholders on the register on 7 June 2002. This brings the total dividend for the year to 16.04 pence per ordinary share, a 6.4 per cent increase compared with last year, in line with our target to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the years to March 2006. This dividend per share is covered 2.0 times (2001: 1.3 times) by earnings per share excluding exceptional items and goodwill amortisation.

It has been a year of great change, growth and promise for National Grid. I would like at the outset to thank all National Grid employees for their contribution, hard work and willingness to embrace change.

The high point of the year was the completion of our $3.1 billion (£2.2 billion) acquisition of Niagara Mohawk on 31 January 2002. It confirms National Grid as a major player in the US, the world's largest electricity market. Our US presence has more than doubled, creating the largest transmission and distribution network business in the north-eastern US and the ninth largest electricity utility in the US.

This has been another year of strong operating performance. Operating profit has increased by 18 per cent and earnings per share, before exceptional items and goodwill amortisation, increased by 61 per cent. The total dividend, of 16.04 pence per share, represents an increase of 6.4 per cent compared with last year. This is in line with our target to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the years to March 2006.

We have continued to improve both the electricity transmission and distribution operations in the US. The addition of Niagara Mohawk, the New York business, for the last two months of the year included contributions to operating profit, before exceptional costs and goodwill amortisation, of £66.8 million for electricity transmission and distribution and £17.0 million for gas distribution. We look forward to a full year's contribution in 2002/03, when operating profit, before exceptional items and goodwill amortisation, from the US is expected to represent some 60 per cent of our profits from the transmission and distribution of electricity.

The UK business demonstrated continued strength this year. We recently announced that we would increase our target for reduction in controllable costs from 20 per cent to 30 per cent, representing further cost savings of £80.0 million during the remainder of the period until March 2006.

We have re-evaluated our telecoms investments and have written-down our Latin American telecoms ventures and more recently the carrying value of our stake in Energis and our investment and associated liabilities in Energis Polska. We are pursuing the sale of Intelig, Silica Networks and Manquehue net and are exploring options for Energis Polska. Despite this our overall investment in this sector has generated over £1 billion of net value for our shareholders.

On the other hand, we continue to develop GridCom, our wholly-owned infrastructure services business. GridCom provides services, principally the siting of aerials for mobile phone operators on National Grid towers. During the year, GridCom signed a significant contract with Hutchison 3G for services in the UK. We also intend to establish a similar business in the US. Our focus on GridCom should reap positive returns at low risk as this business is closely related to our core infrastructure assets and capabilities.

During the year, energy policy has featured high on the agenda in the UK, Europe and in the US. Security and diversity of supply, together with protection of the environment, continue to be major policy issues. Going forward, the central role of independent transmission as an enabler of competition, diversity of supply and security, remains key.

On 22 April 2002, we announced a recommended merger of equals with Lattice Group plc to create a leading international energy delivery company. Following completion of the proposed merger, National Grid Group plc, which will be the holding company of the merged group, will be re-named National Grid Transco plc. The combined management team has a proven track record of successfully improving the operational efficiency of UK regulated energy delivery businesses. The proposed merger is subject to regulatory and shareholder approvals and is expected to complete in autumn 2002.

National Grid Transco will be the UK's largest utility and will provide a strong platform for future growth in gas and electricity delivery.

As the Group has changed so has the Board. During this year we have welcomed three new directors, firstly Edward Astle as Group Director, Telecommunications, and, following the acquisition of Niagara Mohawk, William Davis and Bonnie Hill joined as Executive and Non-executive Directors respectively. Stephen Box has recently announced his intention to retire as Finance Director of National Grid through reasons of ill health. He will remain on the Board until the completion of the proposed merger between National Grid and Lattice. I would like to thank Stephen on behalf of everyone at National Grid for his outstanding contribution to the Group's success and we wish him and his family all good fortune on his retirement.

So one era is drawing to a close, that of the extraordinarily successful privatisation of the electricity industry in the UK including the creation of National Grid as a separate entity. And another era is beginning, that of the evolution of the energy markets internationally, in which National Grid Transco intends to play a pivotal role in the UK and overseas.



James Ross
Chairman

Strategy

Our core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks.

We create value for shareholders and benefits for customers by exploiting our assets and skills through achieving performance improvements and cost savings within a framework of incentive-based regulatory environments and competitive markets.

Our primary focus on regulated electricity networks provides a stable base, capable of generating cash for investments and earnings to support our progressive dividend policy. This year, the addition of gas distribution, through the acquisition of Niagara Mohawk, has expanded our breadth within the regulated environment. Having reviewed our telecoms strategy during the year, going forward we will concentrate on opportunities which leverage our infrastructure skills and assets.

Following our proposed merger with Lattice, National Grid Transco will take advantage of the enlarged group's combined expertise to improve returns and exploit growth opportunities.

Electricity and gas networks – US

National Grid USA, including Niagara Mohawk, operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles. National Grid is now the ninth largest US utility with over 3.2 million electricity distribution customers. We also serve over 500,000 gas customers in upstate New York.

On completion of the Niagara Mohawk acquisition, we implemented a ground-breaking rate plan agreed with the New York Public Service Commission. Electricity customers received an immediate rate decrease of 8 per cent with delivery rates then effectively frozen for the full ten years of the plan. Gas delivery rates will remain frozen until the end of 2004. The rate plan also allows returns for shareholders to increase as we improve efficiency.

The debate around the creation of Regional Transmission Organisations continues to evolve, led by the Federal Energy Regulatory Commission. We continue to evaluate how best to participate in the development of the transmission sector in the US.

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in 2001/02 was £378.3 million, representing very strong performance. Continued attention to cost-cutting efforts and out-performance of regulatory targets places us well on track to deliver 10.5 per cent pre-tax nominal return on our investment by March 2005.

Electricity networks – UK

Our performance this year since the implementation of New Electricity Trading Arrangements in March 2001 underlines our ability to operate and manage complex transmission networks within an incentive based regulatory environment.

In our Transmission Asset Owner business, we have launched further initiatives to deliver efficiency levels over and above the 20 per cent we announced last year. In January 2002, we introduced a strategy entitled 'Staying Ahead', to ensure our business achieves ever higher standards in a move that will bring long-term growth and ensure security for all stakeholder groups. The aim is for National Grid to maintain its position as a world-class company with processes and techniques that are in demand worldwide. In April of this year, we announced that we had identified an additional 10 per cent (amounting to £80 million) of savings for the remainder of the price control period to March 2006.

In this, the first year of the Balancing Services Incentive Scheme, we excelled in controlling costs and achieving savings for customers enabling us to reach the maximum return allowable.

As a result of regulatory requirements, new contractual arrangements for the French interconnector came into effect on 1 April 2001. These new arrangements provide for the auctioning of blocks of interconnector capacity on timescales ranging from three years to one day. With low UK wholesale electricity prices these auctions have led to reduced profit.

Total operating profit for transmission and interconnectors, before exceptional costs, in the UK during 2001/02 was £544.5 million.

Telecoms – infrastructure services

GridCom GridCom was launched in spring 2001 to install and maintain telecoms equipment on National Grid's electricity transmission network and provide a range of managed infrastructure services targeted particularly at the mobile telecoms industry. Gridcom is using National Grid's project management skills and electricity infrastructure to capitalise on demand for new base station sites by mobile phone operators. This demand is principally driven by the need of these operators to install new infrastructure and the sensitivity of the public to new masts. During the year, we have contracted with Hutchison 3G to provide up to 1,000 sites and we are actively looking for opportunities to build on this success. The business' operating start-up losses were £4.6 million this year.

NEESCom NEESCom, our wholly-owned telecoms business in the north-eastern US, has recently extended its network to Albany in upstate New York. NEESCom intends to capitalise on its success by seeking new opportunities in the US telecoms market. The operating profit before goodwill amortisation was £3.0 million during 2001/02.

Telecoms – networks

Energis Energis, along with other major telecoms companies, is facing a challenging period as a result of the decline in the global telecoms market. It is in discussion with its lenders and bond holders with the aim of restructuring its businesses and debt obligations. This could result in significant dilution of National Grid's shareholding in Energis. In light of this we have taken the decision to write-down all of the £392.1 million carrying value of our stake in Energis.

Energis Polska The difficulties faced by Energis have impacted on our investment in Energis Polska and we have provided for the investment and associated liabilities of £109.8 million.

Latin America In November 2001, we announced our intention to withdraw from our telecoms investments in Latin America, principally due to the global decline in the telecoms market and regional economic difficulties. Through the exceptional charge reported in November 2001 of £290.4 million, we have fully written-down the carrying value of our Latin American telecoms investments and provided for certain associated liabilities. Our share of operating losses this year from Intelig in Brazil is significantly reduced to £35.5 million from £118.0 million last year.

Other

National Grid also has interests in electricity transmission joint ventures in Argentina and Zambia. These contributed £24.8 million and £4.4 million, respectively, to Group operating profit this year. Over the past year both have performed well. However, they both face local challenges which are particularly severe for our Argentine operation.

Framework for a responsible business

An important aim for us is to be a long-term and successful business. This will ensure we are able to reward our shareholders by ever-increasing the value of their investment. To achieve this aim, we will ensure that, whatever commercial path is taken in the future, our business is sustainable and managed in a responsible manner.

We have put in place a framework for our activities in the future. By focusing our efforts on delivering sustainable growth, and profits with responsibility, while investing for the future, we believe we will continue to be a long-term and successful business.

Our standards of business conduct encompass open and constructive dialogue with all of our stakeholders and the maintenance of high standards of integrity and professionalism.

To protect the future of our business we take a proactive approach to the management of both existing and future environmental risks. We aim to clean-up contaminated land to enable it to be put back into productive use. We seek to be efficient in our use of natural resources and to keep our waste to a minimum, thus increasing our productivity as well as benefiting the environment. Wherever practicable, we also take steps to reduce emissions of greenhouse gases, again making us more productive whilst also playing an important part in helping to minimise climate change.

A healthy and injury-free workplace is an important feature in a responsible business, and makes an important contribution to maximising productivity. Our objective is to safeguard each other and those who work with us and to achieve our goals of no work-related injuries, no occupational illness and no harm to others in the community.

Our long-term success will depend on having a talented and diverse workforce with the right skills for the work we do. Accordingly, we seek to recognise and reward our employees for the contribution they make to the success of the business and to develop them so that they can add value to the company, themselves and society.

We believe we make a significant contribution to the economic wellbeing of communities and society by offering high quality, reliable services at reasonable cost. We therefore aim to improve the efficiency of the business without compromising quality and reliability.

Our business relies on working in partnership with others. Through our own financial contributions and the activities of our staff, we support projects that help improve the quality of life for many communities.

Outlook

Our tasks for 2002/03 include:

- continuing the integration process in the US;
- continuing the UK efficiency drive;
- completing the proposed merger with Lattice and successfully integrating the businesses;
- developing our infrastructure services business; and
- developing further growth opportunities.

These proposals emphasise our commitment to creating shareholder value and providing benefits to customers.



Roger Urwin
Group Chief Executive

Overview of National Grid

National Grid Group plc is an international networks business.

Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution networks and gas distribution networks which serve approximately 3.2 million and 500,000 customers respectively in the north-eastern US. It also operates electricity interconnectors between England and Wales and each of France and Scotland and between the US and Canada. National Grid is also developing an electricity interconnector in Australia and has interests in electricity transmission networks in Argentina and Zambia with joint venture partners.

National Grid has transferred its networks skills to the telecoms market. Its interests include wholly-owned infrastructure businesses in the UK and US.

Business strategy

The Group's core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its strategy is to exploit its assets and skills to create value for shareholders and benefits for customers by achieving performance improvements and cost savings within a framework of incentive-based regulatory environments and competitive markets.

The Group has historically focused on regulated electricity networks which are stable businesses, generating cash and earnings to support the Group's investment strategy and progressive dividend policy. The Directors believe that they can continue to create shareholder value from investment in electricity transmission and distribution through progressive efficiency improvements. The Directors also believe that the Group can create additional value in distribution by offering high-quality customer service and in transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

Gas distribution businesses generally have similar characteristics to those of electricity network businesses and, in the US particularly, are often combined under common ownership.

Following National Grid's proposed merger with Lattice, the combined group will take advantage of its electricity and gas networks expertise and financial capacity to:

- create the opportunity to share a complementary set of core skills and to integrate certain activities of the electricity and gas transmission businesses;
- generate annual savings of at least £100 million by the end of the first full financial year;
- create a combined group with significant balance sheet strength and strong operational cash flows; and
- allow National Grid Transco to extend National Grid's successful US strategy and take advantage of liberalising energy markets abroad.

National Grid is in the process of withdrawing from its investments in alternative telecoms networks. However, the Directors believe that there are attractive opportunities to leverage the Group's infrastructure skills and assets in the UK and US to provide sites and related infrastructure services to the wireless communications industry.

This strategy is shared with Lattice. The merged group will be the third largest independent infrastructure services provider to mobile telecoms operators in the UK.

History and development of the business

On the restructuring of the electricity industry in England and Wales in 1990, The National Grid Company plc assumed ownership and control of the transmission network and certain parts of the interconnectors with Scotland and France from the Central Electricity Generating Board. National Grid Company became a wholly-owned subsidiary of National Grid Holding plc, the predominant shareholders in which were the 12 Regional Electricity Companies (RECs) which owned and operated the local distribution systems. Each REC disposed of substantially all of its holding in National Grid Holding plc in 1995 or 1996. National Grid Holding plc was re-named The National Grid Group plc in 1995 and in July 2000 was re-named National Grid Group plc. In January 2002, a new holding company for the Group was introduced via a scheme of arrangement. Immediately after the scheme became effective, the new holding company, New National Grid plc, was re-named National Grid Group plc.

National Grid's initial investments in electricity activities outside the UK were in Argentina and Zambia in 1994 and 1997 respectively.

National Grid entered the US electricity market in 2000 with its acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA). National Grid further expanded its operations in the US with the completion of its acquisition of Niagara Mohawk in January 2002. All of these companies now form part of National Grid USA.

National Grid's involvement in telecoms activities began in 1993 with the establishment of Energis. Subsequently, on the basis of this experience, the Group expanded its telecoms activities to include joint ventures in Poland and Latin America. In addition, the Group has wholly-owned infrastructure services businesses in the UK and the US, GridCom and NEESCom respectively.

On 30 May 2002, National Grid announced its decision to withdraw from its existing investments in alternative telecoms network operators. National Grid has fully written-down the carrying value of telecoms investments and has provided for all expected related liabilities.

Electricity networks – England and Wales

Total operating profit, before exceptional reorganisation costs, for transmission and interconnectors in the UK during 2001/02 was £544.5 million. This comprised:

- £524.7 million from Transmission; and
- £19.8 million from Interconnectors.

National Grid owns and operates the electricity transmission network in England and Wales, consisting of approximately 4,500 miles of overhead line, approximately 400 miles of underground cable and some 340 substations at around 230 separate sites.

Day-to-day operation of the transmission system involves the continuous matching of generation output with demand for electricity, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. These activities are undertaken from the National Grid control centre in Berkshire, with safety management of the transmission system co-ordinated from the network operations centre in the Midlands.

Operating environment

The introduction of the New Electricity Trading Arrangements (NETA) on 27 March 2001 fundamentally changed the way in which electricity is traded in England and Wales. The new arrangements are largely based on bilateral contracts between market participants and represent a decisive shift towards commodity trading in electricity. National Grid retains responsibility for the essential task of balancing generation and demand for electricity in real time, but our commercial incentives and contractual relationships have changed significantly.

As National Grid both owns the high-voltage electricity transmission grid in England and Wales and operates it to ensure that, subject to generation being available, all reasonable demands for electricity are met, it performs the roles of both Transmission Asset Owner (TO) and System Operator (SO). The TO function relates to the management of transmission assets, in particular, the maintenance and longer-term development of our investment in the transmission system, while the SO function covers all the short-term operational activities required to keep the system balanced and operating within safe limits.

From 1 April 2001 National Grid Internal TO and SO costs became separately regulated. TO costs continue to be covered by an RPI-X price control (described later) and new incentive scheme targets were defined for the SO. Despite the separate regulatory treatment of the TO and SO activities, consumers continue to benefit from National Grid retaining responsibility for both activities, particularly in the areas of efficient operation and asset investment decisions.

External SO costs associated with the post-NETA Balancing Services Incentive Scheme (BSIS) are dealt with in a bundled scheme aimed at incentivising us to minimise overall balancing costs. These costs include the cost of all purchases we make in the balancing mechanism, the costs of our forward energy trades, ancillary services costs and an allowance for transmission losses. The scheme target for Incentivised Balancing Costs (IBC) for 2001/02 was £484.6 million. Where costs are managed below this target 40 per cent of the savings may be retained, up to a cap of £46.3 million.

National Grid has agreed a roll-over of the 2001/02 incentive scheme with Ofgem for 2002/03. The target has been reduced to £460 million representing a challenging target in the light of market developments. The new scheme enables 60 per cent of the profit up to a maximum of £60 million to be shared. However, if IBC are above £460 million National Grid must bear 50 per cent of the loss, up to a maximum of £45 million.

Ofgem has conducted a review of the current arrangements for access to and pricing of our high-voltage electricity transmission system. They have set out their preferences for new access arrangements to facilitate discussion with the industry. It is not intended that implementation of the current proposals will have a significant impact on revenues.

Transmission

Financial performance UK transmission turnover was £1,241.8 million, compared with £1,315.6 million in 2000/01 and £1,319.7 million in 1999/2000.

UK transmission operating profit, before exceptional reorganisation costs was £524.7 million, compared with £486.3 million in 2000/01 and £523.1 million in 1999/2000.

The £38.4 million increase in operating profit in 2001/02 was mainly as a result of the following:

BSIS profit: National Grid delivered excellent performance under the BSIS scheme covering the first year of NETA operation through to the end of March 2002. Costs were £118.8 million below the regulatory target, delivering £46.3 million profit for the Group.

Reduction in TO controllable costs: Following a fundamental review of the way our UK functions are managed, we have started a series of initiatives to deliver significant savings across the UK transmission operations. In 2001/02 these initiatives resulted in a real reduction in TO controllable costs of 8 per cent.

Operating performance 3 January 2002, saw the highest demand for electricity ever recorded on the transmission network in England and Wales: at 51,548 MW, this compared with the previous peak recorded on 16 January 2001 of 51,012 MW.

System availability at winter peak demand was 98.3 per cent, compared with 98.8 per cent in 2000/01.

Regulation National Grid is the sole holder of an electricity transmission licence for England and Wales and is the owner and operator of the transmission system. We are required, under the terms of the transmission licence, to develop and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity. National Grid recovers costs, including a return on capital employed, through charges to generators, distributors, suppliers and directly-connected customers for use of and connection to the transmission system for TO activities and through charges for the provision of balancing services for the SO.

TO: Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The current regulatory price control was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. National Grid is permitted to set

charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

SO: As system operator, National Grid is responsible for the operation of the transmission system including the procurement and use of balancing services. Revenue from charges for provision of balancing services is regulated by BSIS.

Investment in the transmission network Capital expenditure on the renewal, reinforcement and extension of the transmission network in 2001/02 was £370.6 million including interest capitalised, compared with £361.2 million in 2000/01.

New connections were commissioned during the year for a 215 MW combined heat and power plant cycle gas turbine (CHPCGT) at Shotton near Deeside. This project brings the total of new generating capacity connected to the network since March 1990 to 25.3 GW. In the same period, some 17.3 GW of generation has closed.

Interconnectors

UK interconnectors operating profit was £19.8 million in 2001/02, compared with £42.8 million in 2000/01 and £46.6 million in 1999/2000.

France New contractual arrangements for the use of the French interconnector came into effect on 1 April 2001. Prior to this the French interconnector was exclusively contracted to Electricité de France (EDF). Income was largely based on MWh charges with additional income being derived from 50 per cent of the capacity payments received by EDF being rebated to National Grid.

The new arrangements coincided with the introduction of NETA and provide for the auctioning (jointly with RTE the transmission division of EDF) of blocks of interconnector capacity, on timescales ranging from three years to one day. These new arrangements have been well received by the EU, Regulators and the market. The reduction in operating profit for interconnectors is directly attributable to the fall in wholesale electricity prices in England and Wales, limiting the value of capacity to users.

Availability of the French interconnector was 97.9 per cent, compared with 96.6 per cent in 2000/01 and 95.5 per cent in 1999/2000.

Scotland National Grid's transmission network is interconnected with that of Scottish Power plc, which in turn is interconnected with that of Scottish and Southern Energy plc. The interconnector has a nominal transfer capability of 1,600 MW, but can be limited by system conditions to lower levels. Work is in progress to increase the capability of the interconnector to 2,200 MW, but full availability of this depends on the completion of the new transmission line in North Yorkshire.

Availability of the Scottish interconnector was 97.2 per cent in 2001/02, compared with 99.8 per cent in 2000/01 and 99.9 per cent in 1999/2000. This reduction in availability was due to planned outages in connection with certain advanced works associated with the upgrade.

Isle of Man National Grid's interest in the Isle of Man interconnector was sold for a profit of £10.6 million in December 2001. This was the first project financed interconnector in the world, and provided the learning base upon which all our current schemes are now being developed.

Interconnector business development Where there is potential for trading between electricity markets, National Grid has an opportunity to extract value from its interconnector skills by designing, building and operating new interconnectors.

National Grid's involvement in the Basslink interconnector project in Australia is described on page 12.

Fixed assets in the UK

Agreements with landowners or occupiers are required for the overhead lines and underground cables which make up our network in England and Wales. Approximately 80 per cent of agreements are in the form of terminable wayleaves. The remaining 20 per cent are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment.

The sites at which we have substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on very long-term leases for nominal rental payments. Of the remaining sites, the majority are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

National Grid owns the freehold of its control centre in Berkshire, the engineering research establishment at Leatherhead in Surrey, the national stores building at Didcot in Oxfordshire and the learning and development centre at Eakring in Nottinghamshire. National Grid has major offices in Coventry (125-year ground lease from 1990), London (13-year lease from 2000), Leeds (freehold) and Birmingham (freehold).

During the year, National Grid sold the freehold of its other office in London.

Electricity and gas networks – US

In the following section, "operating profit" is defined as operating profit before exceptional integration costs and amortisation of goodwill unless otherwise stated.

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in 2001/02 was £378.3 million.

The New England business included:

- £165.6 million profit from Distribution;
- £60.3 million from Transmission;
- £17.3 million from the US-Canada interconnector;
- £44.3 million from stranded cost recovery and generation; and
- £5.1 million from nuclear generation joint ventures.

The New York business included (for two months):

- £66.8 million profit from Electricity; and
- £17.0 million from Gas.

On 31 January 2002, National Grid acquired Niagara Mohawk, at a cost of £2.2 billion. The acquisition was earnings enhancing, after goodwill amortisation but before exceptional items in 2001/02.

National Grid USA, including Niagara Mohawk, operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles. The merger with Niagara Mohawk results in National Grid having the largest transmission and distribution network in the north-eastern US, and the ninth largest utility in the US, with over 3.2 million electricity distribution customers.

New England Power Company (NEP) operates National Grid's transmission network in New England and delivers power in bulk to our four New England distribution companies:

- Massachusetts Electric Company serves approximately 1.2 million customers in Massachusetts;
- Narragansett Electric Company serves approximately 470,000 customers in Rhode Island;
- Granite State Electric Company serves approximately 39,000 customers in New Hampshire; and
- Nantucket Electric Company serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

Niagara Mohawk Power Corporation provides distribution and transmission services for about 1.5 million electricity customers, as well as over 500,000 gas customers in upstate New York. The natural gas delivery system is comprised of over 8,000 miles of pipelines and mains.

National Grid USA has minority interests in two operating nuclear generating units, which it is in the process of divesting.

Operating environment

Beginning in about 1998, the electricity industry in Massachusetts, Rhode Island, New York and New Hampshire was restructured which resulted in comprehensive regulatory settlements in each state. The retail electricity supply market was opened to competition, giving all electricity delivery customers a choice of supplier. At the same time, National Grid USA was required by the regulatory authorities in these states to divest its generating capacity.

These New England regulatory settlements permit the recovery from customers of 100 per cent of NEP's investment in generation-related assets, fossil and nuclear, along with any generation-related regulatory assets. These amounts – known as stranded costs – are made up of the unamortised generation investments, net of proceeds and related contractual commitments. These stranded costs are passed on to wholesale customers, including the New England distribution companies, through a contract termination charge (CTC). The New England distribution companies in turn are allowed to recover these costs through delivery charges to all retail customers.

In 1998, Niagara Mohawk entered into a Master Restructuring Agreement (MRA) and a Power Choice Rate Agreement. The combination of the two rate agreements improved Niagara Mohawk's financial condition and prepared it to operate in a restructured environment. The objective of the MRA was to convert a large and growing off-balance sheet obligation for above market power purchase agreements into a manageable capital obligation. The Power Choice Agreement made retail access available to all customers in 1999 and allowed for the recovery of stranded costs including costs incurred under the MRA. The Power Choice Agreement has been superceded by the merger rate filing approved by the New York Public Service Commission and also reaffirmed the recovery of the stranded costs.

System development

We continue to experience load growth, especially in the commercial sectors, but growth has been adversely affected by a general slowdown in the US economy and unseasonable weather in the region.

New England Distribution

Financial performance New England distribution operating profit for 2001/02 amounted to £165.6 million.

Operating performance Sales increased by 0.7 per cent actual and 0.3 per cent adjusted for weather in 2001/02.

Massachusetts Electric and Rhode Island Electric are subject to service quality monitoring programmes with state regulators which compare actual performance to historical results and encourage continued improvements in the areas of reliability, customer service, safety and line losses. Performance in these areas during 2001/02 was less than satisfactory and resulted in penalties of £4.6 million. Facilities and procedures have been and are continuing to be reviewed with the objective of significant improvements in the area of safety and operations.

Regulation of distribution rates There are long-term incentive rate programmes in place in each of the states which have brought significant savings for customers and provides us the opportunity to earn fair returns, based on efficiencies and performance for customers.

Massachusetts Electric: Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy (MDTE), distribution rates were reduced by $10 million in May 2000

and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, changes in distribution rates will be linked to changes in the regional average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared between customers and Massachusetts Electric in 2010 to 2019. The rate plan also includes annual service quality incentives or penalties of up to 2 per cent of annual distribution and transmission revenues, which is approximately $13 million, based on performance in areas including reliability and customer satisfaction.

Narragansett Electric: Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission (RIPUC), distribution rates were reduced by approximately $13 million in May 2000 and will remain frozen until 2004. During the rate freeze, Narragansett is permitted to retain earnings up to 12 per cent return on equity. Any earnings between 12 per cent and 13 per cent will be shared equally with customers. If earnings exceed 13 per cent, the excess will be divided between customers and the company, with customers receiving 75 per cent. After 2004, distribution rates will be set by the RIPUC in accordance with Narragansett's cost of service. The company will be able to include its share of the efficiency savings produced by the merger of Blackstone Valley and Newport Electric into Narragansett in its cost of service. The savings will be determined in a proceeding before the RIPUC in either 2002 or 2003. Narragansett will be permitted to include 50 per cent of the savings as an expense in its cost of service from 2004 until 2019, subject to verification in 2007.

The Narragansett rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. The service quality provisions include penalties of up to $2.4 million in any year for poor performance.

Granite State Electric and Nantucket Electric: The current rates for Granite State Electric became effective in July 1998. Nantucket Electric's distribution rates are linked to Massachusetts Electric's rates and became effective in May 2000.

Standard offer and default service obligations Under the New England restructuring arrangements, the distribution companies are obliged to sell electricity through a standard offer service to retail customers who have chosen not to select an alternative supplier. In 2001/02, two-thirds of electricity supplied by the distribution companies was on standard offer terms. In addition, the distribution companies are required to provide a default service to customers who have not selected a power supplier and are not eligible for standard offer service, including customers who initially selected an alternative supplier but now wish to be supplied by their local distribution company and, in Massachusetts, new customers.

In New England almost all of the electricity required to supply standard offer customers is purchased under long-term contracts. Electricity to meet the requirements of default service customers is purchased in the short-term wholesale market. Under regulatory orders, electricity purchase costs for the default service are passed on to customers. The standard offer terms provide for adjustment in response to fuel prices, subject to regulatory approval. NEP's obligation to provide a transitional electricity supply to new customers in Rhode Island ended in December 2001.

Investment in distribution network Capital expenditure on the distribution system was £120.0 million during 2001/02.

To meet customer demand, a need for 12 new substations over the next few years was identified, of which six are already in service and two are under construction.

An automated meter-reading project to enable the retrieval of monthly usage information electronically is currently in progress. Approximately 1,100,000 residential customer meters have been converted in Rhode Island and Massachusetts. The remaining 500,000 meters are expected to be converted by the end of 2002/03.

Stranded cost recovery

Under settlement agreements reached with its regulators as part of industry restructuring, NEP is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its efforts to exit the generation business. The return on our stranded cost recovery and generation segment contributed £44.3 million to Group operating profits in 2001/02. As stranded costs are collected, the future contribution of this segment to Group operating profits will decrease.

New England Transmission

Financial performance New England Transmission contributed £60.3 million to total operating profit in 2001/02.

Transmission rates NEP's rates are subject to regulation by the Federal Energy Regulatory Commission (FERC). For the most part NEP's current unbundled rates consist of CTCs and transmission charges. NEP's transmission charge of approximately 0.5 cents per kWh is determined by a formula designed to enable NEP to recover its actual costs, including a return on actual capital employed.

Investment in transmission network Capital expenditure on the transmission system was £35.7 million during 2001/02.

Transmission business development The despatch of generation and transmission across New England is performed under the authority of an independent system operator, ISO New England.

FERC has indicated that it wants Regional Transmission Organisations (RTOs) to have substantial geographic scope within the US. It has not yet been determined which RTO will cover the New England and New York region.

National Grid continues to evaluate how best to participate in the development of the transmission sector in the US which is undergoing fundamental structural change. Within New England and New York, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company (ITC) within an RTO. In other regions of the US, National Grid's participation may involve the acquisition and operation of transmission assets of participants in RTOs.

In November 2001, National Grid USA announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance concept has undergone change in response to orders issued by FERC. Under December 2001 and April 2002 orders, the Alliance

would be allowed to function as an ITC under the umbrella of another organisation acting as RTO. In May 2002, discussions began among Alliance members, National Grid USA, and two RTOs as to whether Alliance should be split and operate under two RTOs. The ultimate shape and operation of the Alliance are both uncertain and would be subject to further agreements among these parties. Any such agreements would also be subject to further FERC approval.

Interconnectors

Financial performance US Interconnectors contributed £17.3 million to total operating profit in 2001/02.

Hydro Quebec interconnector The electricity networks in New England are interconnected with that of Hydro Quebec in Canada by means of a 450 kV DC interconnection. The nominal transfer capability is currently 2,000 MW, but operational capacity can be restricted by operating limitations in neighbouring power pools. Part of this interconnector, located in New Hampshire, is owned and operated by a wholly-owned subsidiary of National Grid USA. Through two other subsidiary companies, we have an ownership interest of some 54 per cent in the expanded second phase of the interconnector, consisting of approximately 133 miles of high-voltage DC transmission line, an alternating current terminal and related facilities in New Hampshire and Massachusetts.

With other NEPOOL participants, NEP has entered into support agreements which guarantee its share of debt financing for the second phase of the interconnector. At 31 March 2002 NEP had guaranteed approximately $20.0 million of project debt with terms until 2015. NEP's rights and obligations under its support agreements were transferred to the purchaser of its non-nuclear generation. NEP remains a guarantor under the support agreement until 2020.

New York Electricity

Financial performance New York electricity distribution and transmission operating profit for two months of 2001/02 amounted to £66.8 million.

Regulation of rates Under the rate plan approved by the New York Public Service Commission (NYPSC), Niagara Mohawk reduced rates by approximately $152 million on 31 January 2002. During the ten year rate plan, delivery charges are frozen, except for exogenous events, and there is a sharing mechanism for earnings in excess of 11.75 – 12 per cent between customers and investors. The merger rate plan also contains service quality provisions based on penalties of up to $24 million annually if defined customer service goals are not achieved.

Transmission business The transmission regulatory structures which relate to transmission are in a period of change and uncertainty. The despatch of generation and transmission across New York is performed under the authority of an independent system operator, New York ISO. For a description of the development of RTOs, see New England Transmission – Transmission business.

Standard offer and default service obligations Niagara Mohawk is the provider of last resort for its customers who do not exercise their right to choose a new supplier. As of 31 March 2002, Niagara Mohawk provides electricity supply to 85 per cent of its customer load. Niagara Mohawk no longer owns any electric generation facilities and meets its electric supply requirements through purchased power agreements and open market purchases. These costs are passed on to customers.

Stranded cost recovery As part of the rate plan, the company agreed to forgo the collection of approximately $850 million in nuclear-related costs. Under the Niagara Mohawk rate plan Niagara Mohawk will recover, a return on equity of 10.6 per cent on the remaining regulatory assets of $3.3 billion associated with Niagara Mohawk's stranded generation costs. These costs will be fully recovered during the rate plan. In addition, any variable stranded costs associated with above market purchased power contracts will also be fully recovered, whether they occur during or after the rate plan period.

New York Gas

Financial performance US gas distribution operating profit for two months of 2001/02 amounted to £17.0 million.

Regulation of rates Under the rate plan, gas delivery rates are frozen through December 2004. Commodity costs are passed through to customers. There is a rate of return on common equity cap of 10 per cent with a 50/50 sharing with customers of earnings above the cap.

US Generation

Generation investments Sales are pending of the two operating nuclear generating units in which NEP has an interest. Net proceeds from the sales will be credited to customers through the CTC. Approvals for the transactions are needed from federal and state regulatory agencies, including public utility commissions in the sellers' states as well as the Nuclear Regulatory Commission, the New Hampshire Nuclear Decommissioning Financing Committee, the Federal Energy Regulatory Commission, and the Department of Justice or the Federal Trade Commission.

On 15 August 2001, Vermont Yankee announced that it had reached an agreement to sell the Vermont Yankee nuclear power plant to Entergy Corporation (Entergy) for $180 million. NEP has a 24 per cent ownership interest in Vermont Yankee. NEPs portion of the sale price would be $40.5 million ($32.6 million for the plant and related assets and $7.9 million for nuclear fuel). The plant's decommissioning trust fund would be transferred to Entergy, and Entergy would assume decommissioning liability for the plant. As part of the transaction, Vermont Yankee owners, including NEP, would purchase power from the plant through 2012. To date, the FERC has approved the sale and the Vermont Department of Public Service, an intervener in the Vermont Public Service Board proceeding, signed a settlement agreement in March 2002 with Entergy and Vermont Yankee.

On 15 April 2002, eight of the 11 joint owners of the Seabrook Nuclear Power Station (Seabrook) announced that they had reached an agreement to sell an 88.2 per cent interest in Seabrook to FPL Group for $836.6 million. NEP has a 10 per cent ownership interest in Seabrook. NEP's portion of the gross sales proceeds would be approximately $94.1 million. FPL Group will assume responsibility for ultimate decommissioning of Seabrook and will receive the Seabrook decommissioning funds, including a top-off payment by NEP and other sellers. Pursuant to pre-existing agreements with the non-selling owners of Seabrook (Massachusetts Municipal Wholesale Electric Company, the Taunton Municipal Lighting Plant, and the Hudson Light and Power

Department (together the Municipals)), NEP will first offer its interest in Seabrook to the Municipals on equivalent terms offered by FPL Group. The Municipals will then have two months to notify NEP if they will purchase NEP's interest in Seabrook. The sale is expected to be completed by the end of 2002.

In November 2001, Niagara Mohawk sold its ownership interest in the two nuclear units located at Nine Mile Point to Constellation Nuclear. The agreement provided for a partial payment at closing and then five annual principal and interest payments. Constellation Nuclear elected to prepay the annual payments in April 2002 of $261.5 million, which included interest of $11.7 million. Niagara Mohawk received $167 million at closing for its 41 per cent ownership of Nine Mile 2 and $104 million at closing for its 100 per cent ownership of Nine Mile 1. The transaction includes two purchase power agreements under which Constellation Nuclear will provide electricity to Niagara Mohawk at what are currently believed to be competitive prices for approximately eight years (Unit 1) and ten years (Unit 2). After the completion of the Unit 2 purchase power agreement, a revenue sharing agreement begins, which will provide a hedge against electricity price increases and could provide Niagara Mohawk additional future revenue through to 2021.

Until the sales of the Vermont Yankee and Seabrook units are completed, we will share with customers, through CTCs, 80 per cent of the revenue and operating cost relating to our interest in these units, with the remaining 20 per cent going to our operating profit or loss.

Nuclear units permanently shut down National Grid USA owns minority interests in three nuclear generating units which are permanently shut down. These are Yankee Atomic (of which we own 34.5 per cent); Maine Yankee (of which we own 24.0 per cent); and Connecticut Yankee (of which we own 19.5 per cent). In each case, National Grid USA pays an amount equal to its ownership share of the costs of the plant, including unfunded decommissioning costs, and a return on equity. National Grid USA is permitted under regulatory agreements entered into at the time of electricity industry restructuring to recover all of these costs from wholesale customers.

Nuclear decommissioning National Grid USA is liable for its share of the decommissioning costs of all the nuclear generating units in which it retains an interest. These include the estimated costs of decontaminating the units and dismantling the uncontaminated portions. National Grid USA's share of the projected decommissioning costs for Seabrook 1 is recovered through depreciation expense. National Grid USA is also paying its share of the projected decommissioning costs of Vermont Yankee, Maine Yankee and Connecticut Yankee through power purchase agreements with the operators.

For each remaining nuclear unit in which National Grid USA has an ownership interest, a decommissioning trust fund has been established into which payments are being made to meet the estimated costs of decommissioning. However, actual decommissioning costs may exceed the estimated amounts. Decommissioning costs will be recovered through CTCs and, as National Grid USA disposes of its remaining interests in operating nuclear units, it will seek to transfer to the purchaser liability for decommissioning, together with the relevant share of the decommissioning trust fund.

Disposal of spent nuclear fuel The US Department of Energy is responsible for the disposal of spent nuclear fuel. National Grid USA pays fees to the Federal Government based on its share of the net generation of Seabrook 1 and Vermont Yankee, recovering substantially all of these costs from customers through CTCs. However, the Department of Energy is not expected to have a temporary or permanent repository for spent nuclear fuel before 2010 at the earliest. Many utilities, including Yankee Atomic, Connecticut Yankee and Maine Yankee, are plaintiffs in ongoing litigation related to the Department of Energy's failure to accept spent nuclear fuel and any recovery from the proceedings, after litigation expenses and taxes, will be returned to customers.

Sale of Canadian Niagara interest Niagara Mohawk has a 50 per cent interest in Canadian Niagara Power Company Limited. In March 2002, an agreement was announced to sell the interest to the remaining owner, Fortis Inc., for $49 million (Canadian), including $35 million cash and $14 million of assumed debt. The sale is subject to Canadian regulatory approval.

Fixed assets in the US

Substantially all of the properties and franchises of Massachusetts Electric, Narragansett Electric, and Niagara Mohawk are subject to the liens of indentures under which mortgage bonds have been issued. The majority of transmission lines are located upon rights of way that the National Grid USA companies maintain under perpetual easements or fee ownership (freehold). Substations are principally located on properties owned in fee. Subsidiaries of National Grid USA own in fee the offices located in Westborough and Northborough, Massachusetts and Syracuse and Albany, New York.

Other electricity businesses and projects

Transener

National Grid's share of Transener's operating profit was £24.8 million, compared with £14.3 million in 2000/01 and £10.4 million in 1999/2000.

Despite Transener performing well in local terms, it has experienced a significant reduction in revenues in US dollar terms as a result of the devaluation of the Argentine peso coupled with the introduction of new legislation which invalidated the clauses of Transener's licence which effectively fixed tariffs in US dollar terms. As a result, on 22 April 2002, Transener announced that it had suspended principal and interest payments on its financial indebtedness of $466 million, which is wholly denominated in US dollars. Transener has retained a financial adviser to assist in the restructuring of all of its financial indebtedness and is renegotiating its concession contract with the Argentine Government, in parallel with other privatised utilities. National Grid has accounted for its share of Transener's non-cash exceptional foreign exchange losses of £92.5 million in its results for the year ended 31 March 2002.

National Grid's stake in Transener is held through our 42.5 per cent interest in its holding company Citelec, which has a 65 per cent interest in Transener. The other shareholders in Citelec are Perez Companc with 42.5 per cent; Taico with 7.5 per cent; and Inter Rio Holdings with 7.5 per cent.

Copperbelt Energy Corporation

National Grid's joint venture company Copperbelt Energy Corporation (CEC) has performed well. National Grid's share of operating profit was £4.4 million, compared with £4.3 million in 2000/01 and £4.0 million in 1999/2000.

CEC owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. The privatisation of the copper mines was completed in March 2000 allowing CEC to benefit from increased mining activity and hence demand for electricity.

National Grid has a 38.5 per cent interest in CEC, with the remaining interests being split between Cinergy (38.5 per cent), the Zambian government (20 per cent) and the directors of CEC (3.0 per cent).

Anglo American has recently announced that it intends to withdraw from its investment in Konkola Copper Mines, a major customer of CEC. A working party involving Anglo American, the Zambian Government and the World Bank is examining options for keeping the Konkola Mines operational.

Basslink

In February 2000, National Grid was selected by the Basslink Development Board to design, construct, operate and maintain the Basslink – a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland.

The Joint Advisory Panel, on behalf of the federal government of Australia and the state governments of Victoria and Tasmania, has been considering the social, environmental and economic impacts of the Basslink interconnector project. Their draft report recommending approval of the project, subject to a number of anticipated conditions, was received on 12 March 2002. A final advisory panel report is expected by the end of June 2002. A political decision will then follow. It is anticipated that notice to proceed on the project will be granted in September 2002.

Telecoms

Overview

National Grid intends to concentrate on telecoms opportunities that leverage the Group's existing electricity infrastructure assets and skills in the longer term. The risk profile of such opportunities is more closely aligned with the Group's core businesses. Today the Group's interests comprise wholly-owned infrastructure businesses in the UK and in the US, its 32.5 per cent economic interest in Energis and joint ventures in Poland and Latin America. National Grid's share of the annual operating losses of our telecoms joint ventures and associate was £54.5 million before goodwill amortisation, of which £35.5 million was attributable to Intelig.

In November 2001, the Group announced its intention to substantially withdraw from its telecoms investments in Latin America, principally due to the global decline in the telecoms market in the region. In the meantime, the Group has taken a conservative view and has fully written-down the carrying value of the Latin American telecoms investment totalling £290.4 million.

With the difficulties faced by Energis, which have also impacted on National Grid's investment in Energis Polska, the decision has been taken to write-down our investment in Energis and fully provide for our investment and associated liabilities in Poland.

Ongoing growth with infrastructure services businesses

GridCom GridCom was launched in spring 2001, to provide communications infrastructure solutions to fibre and wireless network operators.

GridCom is using National Grid's project management skills and electricity infrastructure (National Grid has a network of 22,000 transmission towers across England and Wales) to capitalise on demand for new base station sites by mobile phone operators. This demand is principally driven by the need of 2G and 3G operators to install new infrastructure and the sensitivity of the public to new masts. The combination of these factors makes National Grid's transmission network valuable for mobile phone operators, such as Hutchison 3G, with whom we have a contract to provide up to 1,000 sites. The Group is actively looking at further opportunities to build on this success. GridCom's annual operating losses were £4.6 million.

GridCom USA In the US, National Grid is developing the capability to offer similar services to those offered by GridCom in the UK. GridCom USA will leverage National Grid USA's infrastructure assets to provide services to mobile phone operators.

NEES Communications NEES Communications (NEESCom), is a wholly-owned telecoms infrastructure business in the north-eastern US which provides dark fibre optic strands as well as building space to its customers. NEESCom's network is principally located in New England, but extends to Albany in New York State. The downturn in the United States telecoms industry has had a negative impact on NEESCom's customers which in turn has impacted NEESCom. NEESCom will continue to conservatively grow its network as well as reviewing new opportunities in the market place. The annual operating profit before goodwill amortisation was £3.0 million.

Telecoms investments being divested or restructured

Energis Energis, the business telecoms and internet services company created by National Grid in 1993 is, along with other major telecoms companies, facing a challenging period as a result of the decline in the global telecoms market. Energis is in discussion with both its lenders and bond holders with the aim of restructuring its obligations to those parties. Such a restructuring could result in significant dilution to National Grid's shareholding in Energis. The Group has therefore taken the decision to write-down £392.1 million relating to its 32.5 per cent stake in Energis. As at the date of the accounts, there is no publicly available information relating to Energis for the year to 31 March 2002 and, accordingly, the accounts incorporate the Group's share of Energis' results as disclosed in its interim announcement. The Group's share of Energis' operating losses for the six months to 30 September 2001 was £3.7 million, before exceptional items and goodwill amortisation.

Energis Polska Following the Energis UK model of high-margin, high-value added services for the corporate market, Energis Polska was launched in July 2001. Energis Polska's network offers services to business and carrier customers in Poland. The Group is providing active support to Energis Polska, which has made an encouraging start. Energis, as part of its announced strategy to exit its European operations, is seeking a buyer for its stake in the joint venture. National Grid is also evaluating its options regarding the company. The Group's share of the annual operating loss of Energis Polska was £6.6 million.

Latin America In November 2001, the Group completed its review of the Latin American telecoms businesses. In Brazil, despite Intelig making good operational progress, this investment does not fit with our revised strategy for telecoms. The general economic conditions in the region are also not helpful, particularly for Silica Networks in Argentina.

In view of this, the Group is now seeking new strategic investors for Intelig and are pursuing a sale of Silica and Manquehue net. In the meantime, the Group has taken the conservative view and has fully written-down the carrying value of its Latin American telecoms investments totalling £290.4 million including provision for related liabilities.

Intelig Intelig is National Grid's joint venture with Sprint and France Telecom. We are pursuing the sale of Intelig. The Group's share of Intelig's annual operating losses for the year was £35.5 million, compared with £118.0 million last year.

Silica Networks Silica Networks has been considerably affected by the general telecoms market downturn and the severe economic difficulties in Argentina. Its shareholders, including National Grid, have cut costs, suspended any further investment and are seeking a purchaser for the business. The Group's share of the annual operating losses for the year was £5.1 million.

Manquehue net Manquehue net based in Santiago, Chile, is a local fixed line operator providing services to the business and residential sectors. It has also been affected by the local economic climate and strong management actions have now been taken to reduce costs and to seek a purchaser for the business. The Group's share of Manquehue net's annual operating losses was £3.6 million.

Our framework for a responsible business

Our objective

National Grid's objective is to be a long-term business which can continue to reward its shareholders by increasing the value of their investment. To achieve this aim, we need to ensure that – whatever commercial direction is taken in the future – our business is sustainable and we act in a responsible manner.

Our strategic framework

In April 2002, we adopted a broad-based framework designed to help us to achieve the right balance between economic, environmental, employee and social factors, and thus to give us the best possible chance of remaining a successful business for the long term. The framework is focused on what we believe to be relevant and right for our business. Its aim is to ensure that we can maximise shareholder value as our business develops, by operating successfully in different countries and societies across the world, by protecting our business from known and future risks and by building a wide range of issues into our decision-making processes.

The framework is not a new policy initiative which is divorced from our day-to-day activities. Instead, it seeks to build on existing good practice in order to provide a context for our work, by helping us to ensure that future developments are sound and that economic, environmental, employee and social issues are integrated into our business objectives.

The integration of economic, environmental, employee and social considerations into the way we do business is already helping us to achieve our goals. Our clear commitment to economic development, the environment, protecting the interests of current and retired employees and providing low-cost and reliable services for customers won us the support of a wide range of stakeholders in New York State, from unions to regulators, and helped us to gain approval for our merger with Niagara Mohawk.

Our framework is based on three goals, each of which is clearly aligned to the achievement of business objectives:

- ***sustainable growth:*** as we seek to expand and grow our business by transferring our skills to new markets, we recognise that for our growth to bring long-term value to our shareholders and others, it must be achieved in a responsible manner.
- ***profits with responsibility:*** for our business to be sustainable, it must be profitable, but increasing our profitability at any cost will be neither sustainable nor acceptable to society. We must therefore be responsible in the way we generate our profits.
- ***investing in the future:*** the physical presence of our lines, poles and pipes means that we are closely linked with the communities we serve and in which we operate. We therefore play a wider role in society than just the provision of our services. Commercial success will enable us to continue to invest in the future in ways that benefit our shareholders, the environment, our employees and society, and our willingness to do so reflects our desire to be a long-term business.

The integration of these goals into our activities is intended to give us a framework for assessing the appropriateness of future opportunities for expansion and growth, as well as a set of core values for the way we conduct our business. Beyond our wholly-owned businesses, we will be seeking to encourage our joint venture partners to work with us in implementing the framework in our joint operations. We will also work with our suppliers to ensure that all of our activities are responsible and sustainable, even where we have contracted the supply of products and services to third parties.

Implementing the framework

To be fully effective, our framework must be embedded in the day-to-day activities of everyone within the organisation and influence virtually everything we do. This section looks at our approach to our business conduct, our impact on the environment, our responsibilities to employees and our relationship with the wider community and gives practical examples of how we are implementing our framework.

Business conduct Our standards of business conduct encompass open and constructive dialogue with all of our stakeholders and the maintenance of high standards of integrity and professionalism. We are also sensitive to local customs and traditions as we operate around the world.

The development of our framework exemplifies our commitment to open and constructive dialogue with all of our stakeholders. The strategy was developed and refined with the help of many people in the UK and the US, including:

- *over 2,000 employees, who provided their views on issues ranging from the reliability of our services, through human rights, to the use of renewable energy.*
- *more than 1,800 retail customers in the US who participated in a wider survey of customer opinion.*
- *over 70 external stakeholders, including institutional investors, private shareholders, media and government representatives, pressure groups, recruitment agencies and grantors.*

These parties helped to confirm that the issues we wanted to address were indeed important, and that a statement of our strategy and intentions would be widely welcomed.

The environment To protect the future of our business, we take a proactive approach to the management of both existing and future environmental risks.

The cornerstone of our programme is the implementation of environmental management systems (EMSs) compliant with the international standard ISO 14001 to help us eliminate unnecessary environmental impacts. EMSs are now in place in our businesses in the UK, the US and Argentina, and an EMS will be implemented in Australia once the Basslink project receives the appropriate approvals.

We seek to be efficient in our use of natural resources and to keep our waste to a minimum, thus increasing our productivity as well as benefiting the environment. Wherever possible, we also take steps to reduce emissions of greenhouse gases, an important part of helping to minimise climate change.

Helping our customers reduce CO_2 emissions:

In the US, our electricity and gas distribution businesses help their industrial, commercial and residential customers to use energy more efficiently, saving them money and producing environmental benefits through reduced fuel consumption and lower emissions of greenhouse gases and acid rain precursors. Demand-side management initiatives include energy use analysis and audit services, technical assistance and financial incentives to encourage the use of energy-efficient design features and equipment in new buildings and refurbishment projects and help for domestic customers in replacing existing appliances with energy-efficient alternatives. In 2000, participating customers cut their electricity consumption by more than 180,000 MWh, reducing associated CO_2 emissions by an estimated 140,000 tonnes.

Employees Our long-term success will depend on having a talented and diverse workforce with the right skills for the work we do. Accordingly, we seek to recognise and reward our employees for the contribution they make to the success of the business and to develop them so that they can add value to the company, themselves and society.

A healthy and injury-free workplace is an important feature of a responsible business, and makes an important contribution to maximising productivity. Our objective is to safeguard each other and those who work with us and to achieve our goals of no work-related injuries, no occupational illnesses and no harm to others in the community.

A safe working environment for our employees:

National Grid has always placed emphasis on safety, with the result that incidents that lead to staff taking time off work have typically been few in number. We recognised, however, that without decisive action to improve our performance, our goals of eliminating injuries and occupational illnesses would continue to elude us.

National Grid takes safety very seriously. We have a responsibility to all the people who are engaged in our business to continually improve our safety performance. We have recently been given a four-star safety rating among FTSE 100 companies by an independent study.

The Board accepted all of the recommendations made by an external consultant and we have been working to increase visibility of management commitment to safety as a business priority. Safety, Health and Environment Committees, chaired by Executive Directors and supported by specialist implementation teams, have been established within our UK and US businesses. These are driving forward a programme of improvements encompassing training, reporting, information sharing and performance management, based on the belief that all work-related incidents and illnesses are preventable and that we are all responsible for our own safety and that of our fellow workers.

The community By providing high-quality, dependable services at reasonable cost we make a significant contribution to the economic growth of the countries in which we operate. We therefore aim to manage our assets so as to maximise the availability of our system, to improve the efficiency of the business without compromising quality and reliability. Through our own financial contributions, and by encouraging the involvement of our employees, we support community investment programmes which focus on our key stakeholders and customers, with emphasis on building long-term partnerships.

Environmental education in the UK:

In the UK, our twelve environmental education centres based on substation sites are centres of excellence for environmental education. Each centre is run in partnership with a public or charitable organisation, including local education authorities, Wildlife Trusts, Groundwork, the British Trust for Conservation Volunteers and the Field Studies Council. The centres receive over 90,000 visitors a year, many of them schoolchildren who use the centres to learn about their local environment and wider sustainability issues. Thousands more people benefit from a variety of outreach programmes in schools and local community groups.

Closely linked to the environmental education centres is National Grid's environmental placement programme, which supports twelve graduates and undergraduates each year. Since 1996, more than 70 young people have gained valuable experience through the programme, going on to careers in local authorities, English Nature, the Forestry Authority, environmental consultancy, environmental charities and teaching.

Working in partnership to roll-back malaria:

Malaria is the world's number one killer disease. In Africa, the WHO has reported that 700,000 of the 960,000 malaria-related deaths each year are children. This disease has a devastating effect on families, and is also a brake on economic development within the region.

In Zambia, we are playing an important role in the "Rolling Back Malaria" campaign which is supported by Governments, non-governmental organisations (NGOs), and other commercial companies. We are spraying our employees' housing, our offices and operations sites with Fendona. We are also managing the drainage areas around our sites to reduce swampy areas in which mosquitoes can breed. In addition to improving the quality of life for our employees and their families, it also ensures that our staff can play a full role in our company. Malaria eradication will provide a better economic climate in which National Grid and Zambia can prosper.

Accounting for our performance

The safety, health and environmental performance of our businesses is already the subject of a Group-wide audit programme, the results of which are reported to the Audit Committee as an integral part of the internal control and risk management arrangements described on page 33. In addition, safety, health and environmental matters are reported to the Group Board every month, discussed at every meeting of the Group Executive Committee and Safety, Health and Environment committees have been established within our UK and US businesses.

We collect significant information on all aspects of our performance to enable us to manage our activities properly: in many cases, this same information can also help us to assess the sustainability of the business. Where additional performance indicators can enhance our ability to measure the sustainability and success of the business, we will develop such indicators and where appropriate integrate them with financial indicators such as turnover and profit. This approach reflects our desire to integrate sustainable development principles into our business. Our Group-wide report is supported by more detailed information from our main businesses in the UK and the US which already report externally on their social and environmental performance.

Five year financial summary

The financial summary set out below has been derived from the audited consolidated accounts of National Grid for the five financial years ended 31 March 2002. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review.

Summary Group profit and loss account	2002 £m	2001 (restated)(i)(ii) £m	2000 (restated)(i)(ii) £m	1999 (restated)(i) £m	1998 (restated)(i) £m
Group turnover					
Continuing operations	3,921.9	3,799.7	1,614.7	1,514.2	1,519.3
Acquisition	479.1	–	–	–	–
Discontinued operations	–	–	–	–	90.1
	4,401.0	3,799.7	1,614.7	1,514.2	1,609.4
Operating costs	(3,893.6)	(3,094.2)	(1,042.9)	(937.5)	(1,074.9)
Operating profit/(loss) of Group undertakings					
Continuing operations	505.7	705.5	571.8	576.7	562.9
Acquisition	1.7	–	–	–	–
Discontinued operations	–	–	–	–	(28.4)
	507.4	705.5	571.8	576.7	534.5
Share of joint ventures' and associate's operating (loss)/profit	(636.8)	(96.0)	(26.0)	0.7	1.3
Operating (loss)/profit					
Before exceptional items and goodwill amortisation	874.7	739.4	554.0	579.9	535.8
Exceptional costs	(121.4)	(45.3)	–	–	–
Impairment of investments in joint ventures and associate	(792.3)	–	–	–	–
Goodwill amortisation	(90.4)	(84.6)	(8.2)	(2.5)	–
Total operating (loss)/profit	(129.4)	609.5	545.8	577.4	535.8
Exceptional profit relating to partial disposal of Energis	20.1	243.3	1,029.6	899.1	115.3
Profit on disposal of investments	10.6	20.1	–	–	–
Profit on disposal of tangible fixed assets	22.0	–	–	–	–
Net interest					
Excluding exceptional items	(292.5)	(255.1)	(67.5)	(118.5)	(61.7)
Exceptional items	(92.5)	–	–	(52.6)	–
	(385.0)	(255.1)	(67.5)	(171.1)	(61.7)
(Loss)/profit on ordinary activities before taxation	(461.7)	617.8	1,507.9	1,305.4	589.4
Taxation					
Excluding exceptional items	(85.4)	(182.1)	(152.8)	(157.2)	(121.1)
Exceptional items	60.1	235.4	(229.5)	(162.8)	–
	(25.3)	53.3	(382.3)	(320.0)	(121.1)
(Loss)/profit on ordinary activities after taxation	(487.0)	671.1	1,125.6	985.4	468.3
Minority interests	(6.3)	(6.9)	(3.6)	–	–
(Loss)/profit for the year	(493.3)	664.2	1,122.0	985.4	468.3
Dividends					
Ordinary	(264.6)	(223.0)	(205.5)	(192.0)	(189.2)
Other	–	–	–	–	(768.6)
	(264.6)	(223.0)	(205.5)	(192.0)	(957.8)
Retained (loss)/profit	(757.9)	441.2	916.5	793.4	(489.5)
(Loss)/earnings per ordinary share					
Basic, including exceptional items and goodwill amortisation	(32.3)p	45.0p	76.2p	67.2p	27.7p
Basic, excluding exceptional items and goodwill amortisation	32.1p	20.0p	22.5p	20.7p	20.9p
Diluted, including exceptional items and goodwill amortisation	(32.3)p	43.0p	71.7p	63.3p	27.5p
Diluted, excluding exceptional items and goodwill amortisation	32.1p	19.8p	22.0p	20.4p	20.8p
Dividends per ordinary share	16.04p	15.08p	13.94p	13.07p	12.07p
Interest cover (times)(iii)	3.0	2.9	8.2	4.9	8.7
Dividend cover (net) - Ordinary dividends (times)(iii)	2.0	1.3	1.6	1.6	1.7

(i) Restated for the impact of the adoption of Financial Reporting Standard 19 "Deferred Tax".
(ii) Restated for a revised presentation of the minority interest's share of the results of associated undertakings.
(iii) Excluding exceptional items and goodwill amortisation.

Five year financial summary continued

	Year ended 31 March				
	2002 **£m**	2001 (restated)[i] £m	2000 (restated)[i] £m	1999 (restated)[i] £m	1998 (restated)[i] £m
Summary Group balance sheet (Amounts in accordance with UK GAAP)					
Fixed assets	**11,533.0**	7,949.3	6,506.0	3,331.0	3,205.4
Current assets	**5,883.0**	2,256.2	2,464.8	1,746.3	384.0
Total assets	**17,416.0**	10,205.5	8,970.8	5,077.3	3,589.4
Creditors and provisions	**(14,121.6)**	(7,490.2)	(6,721.5)	(3,793.2)	(3,103.8)
Net assets employed/total shareholders' funds	**3,294.4**	2,715.3	2,249.3	1,284.1	485.6
Net debt	**8,240.7**	3,918.2	2,663.6	703.4	1,465.3
Gearing[ii]	**250%**	144%	118%	55%	302%
Allotted, called up and fully paid ordinary shares - number	**1,776.9m**	1,484.6m	1,484.6m	1,477.9m	1,474.4m
- nominal value	**177.7**	148.5	148.5	147.8	147.5

[i]Restated for the impact of the adoption of Financial Reporting Standard 19 "Deferred Tax".
[ii]Gearing is calculated as net debt divided by total shareholders' funds.

Summary Group cash flow statement

Net cash inflow from operating activities	**1,255.4**	810.6	682.0	605.9	627.2
Dividends from joint ventures	**12.8**	20.3	4.5	3.1	0.4
Net cash outflow for returns on investments and servicing of finance	**(357.5)**	(306.9)	(64.7)	(119.7)	(31.7)
Taxation	**(7.3)**	(137.2)	(274.3)	(154.9)	(138.2)
Net cash outflow for capital expenditure	**(464.4)**	(457.6)	(279.2)	(312.5)	(286.4)
Net cash (outflow)/inflow for acquisitions and disposals	**(946.7)**	(582.2)	(1,236.7)	934.1	157.8
Equity dividends paid	**(229.5)**	(212.5)	(197.6)	(183.1)	(966.3)
Net cash (outflow)/inflow before the management of liquid resources	**(737.2)**	(865.5)	(1,366.0)	772.9	(637.2)
Net cash inflow/(outflow) from the management of liquid resources	**336.2**	775.2	618.8	(1,482.3)	217.0
Net cash inflow from financing	**454.6**	88.4	773.6	687.6	503.9
Movement in cash and overdrafts	**53.6**	(1.9)	26.4	(21.8)	83.7

Amounts in accordance with US GAAP

Group turnover	**4,396.3**	3,782.7	1,614.7	1,514.2	1,609.4
Net (loss)/income	**(163.1)**	810.3	1,009.8	1,002.8	458.9
(Loss)/earnings per ADS[iii]					
Basic	**(53.4)p**	274.5p	342.8p	341.9p	157.1p
Diluted	**(53.4)p**	260.5p	323.4p	322.1p	155.5p
Total assets	**17,545.3**	10,391.6	9,105.7	5,189.7	3,677.5
Net assets employed/total shareholders' funds	**3,856.8**	2,961.8	2,380.8	1,464.1	619.5
Equity shareholders' funds	**3,759.0**	2,920.0	2,345.7	1,464.1	619.5

[iii]Each ADS represents five ordinary shares.

Unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

As a result of the adoption of Financial Reporting Standard 19 "Deferred Tax" and the revised presentation of the minority interests' share of the results of associated undertakings, prior year comparatives for 2000/01 and 1999/2000 have been restated in the following commentary, except where indicated otherwise. The effect of this restatement is explained in note 1 to the accounts.

Financial year ended 31 March 2002 ("2001/02") compared with financial year ended 31 March 2001 ("2000/01")

Acquisition of Niagara Mohawk Holdings, Inc.

On 31 January 2002, National Grid successfully completed the acquisition of Niagara Mohawk, for consideration of £2,186.5 million satisfied by the issue of shares amounting to £1,269.9 million and cash of £916.6 million, including £44.9 million relating to the costs of acquisition. The net assets acquired had a provisional fair value of £1,376.4 million, resulting in goodwill of £810.1 million being recognised, that is being amortised over 20 years. Details of the acquisition are contained in note 27 to the accounts on page 71.

Niagara Mohawk has contributed £83.1 million to operating profit for the period from the date of acquisition to 31 March 2002.

Group turnover

Group turnover increased from £3,799.7 million in 2000/01 to £4,401.0 million in 2001/02, substantially reflecting the acquisition of Niagara Mohawk, which accounted for 80 per cent of the increase. The remaining increases reflect higher distribution turnover for National Grid USA as a result of higher energy prices, which are substantially passed through to customers, higher turnover for EnMO, partially offset by reduced turnover from UK transmission and stranded costs and generation.

Group total operating profit

Total operating profit rose by £135.3 million to £874.7 million reflecting higher contributions from:

- Niagara Mohawk amounting to £83.1 million following the acquisition of this business on 31 January;
- UK transmission, which increased its contribution to £524.7 million from £486.3 million in 2000/01;
- Intelig reflecting an operating loss of £35.5 million as compared with losses of £118.0 million for 2000/01; and
- US distribution and transmission totalling £225.9 million compared with £204.4 million for 2000/01.

These increased contributions were partially offset by lower contributions from:

- UK Interconnectors amounting to £19.8 million compared with £42.8 million for 2000/01;
- Stranded costs recovery and generation amounting to £44.3 million compared with £61.7 million for 2000/01;
- Telecoms activities, with losses of £17.2 million compared with £3.0 million for 2000/01;
- Energis, with losses of £3.7 million compared with an operating profit of £4.4 million for 2000/01;
- Other telecoms joint ventures that generated losses of £15.3 million compared with losses of £3.4 million for 2000/01; and
- Other activities that absorbed £4.8 million compared with an operating profit of £6.7 million in 2000/01, primarily as a result of profits on the disposal of fixed assets in 2001/02 being recorded as part of exceptional items.

Note 2 to the accounts contains a segmental analysis of the Group's results. A review of the businesses is set out on pages 5 to 16.

Goodwill amortisation

Goodwill amortisation for 2001/02 rose from £84.6 million to £90.4 million. This increase reflects the amortisation of goodwill relating to the acquisition of Niagara Mohawk since 31 January 2002, and a full year's amortisation of goodwill relating to the acquisition of EUA.

Exceptional items

The results for 2001/02 include net exceptional pre-tax losses of £953.5 million (£893.4 million post-tax), reflecting losses arising from:

- an impairment of the Group's Latin American telecoms investments amounting to £290.4 million pre-tax (£272.7 million post-tax);
- an impairment of the Group's investment in Energis amounting to £392.1 million (£392.1 million post-tax);
- an impairment of the Group's investment in Energis Polska, a telecoms joint venture in Poland, amounting to £109.8 million (£109.8 million post-tax);
- restructuring and integration costs associated with a reorganisation within the UK and the integration of Niagara Mohawk, amounting to £115.3 million pre-tax (£72.9 million post-tax);
- the Group's share of a joint venture's foreign exchange financing charge amounting to £92.5 million (£92.5 million post-tax) relating to the devaluation of the Argentine peso; and
- other exceptional costs amounting to £6.1 million (£6.1 million post-tax).

These exceptional losses were partially offset by:

- pre-tax profits amounting to £22.0 million (£22.0 million post-tax) relating to the sale of tangible fixed assets;
- an exceptional pre and post-tax profit relating to the gain on a disposal of a joint venture of £10.6 million; and
- profits of £20.1 million pre and post-tax arising from reductions in the Group's interest in Energis during 2001/02.

Interest

Net interest, excluding exceptional items, rose from £255.1 million to £292.5 million for 2001/02. This increase is explained by the acquisition of Niagara Mohawk and an increase in the Group's share of associated undertakings' net interest charge, partially offset by interest rate reductions, principally on US dollar borrowings.

Taxation

The net tax charge of £25.3 million for 2001/02, includes a net credit relating to exceptional items amounting to £60.1 million. If these exceptional items are excluded, then the tax charge for 2001/02 is £85.4 million, including a £73.0 million tax credit arising from adjustments to prior years' tax. The effective tax rate for 2001/02 excluding the impact of exceptional items is 17.4 per cent. The effective tax rate for 2000/01, excluding the impact of exceptional items, was 45.6 per cent. A reconciliation of the effective tax rate from the UK Corporation tax rate is shown in note 9 to the accounts on page 55.

Exchange rates

Exchange rate movements have had a beneficial effect on the translation of US dollar operating profits for 2001/02 as compared with 2000/01. US dollar operating profits were translated at a weighted average rate of £1.00 = $1.44 during 2001/02 as compared with £1.00 = $1.483 for 2000/01. If the rate that applied during 2000/01 had been used, then sterling operating profits for 2001/02 would have been lower by approximately £9 million.

The increased operating profit is largely offset by the increased sterling cost of US dollar debt taken out to finance US dollar denominated investments and the increased sterling cost of US taxes. As a result, the impact of the lower US dollar rate on National Grid USA's profits has not had a significant effect on earnings per share.

Exchange rate movements have favourably impacted on National Grid's share of operating losses in Intelig, the Brazilian telecoms operator, as sterling has strengthened against the Brazilian currency during 2001/02. We estimate that, as compared with the average exchange rate for 2000/01, this has reduced our share of operating losses by approximately £10 million.

The effect of the devaluation of the Argentine peso has resulted in the Group reflecting its share of an exceptional foreign exchange financing charge relating to a joint venture amounting to £92.5 million, as referred to on page 19.

Change in UK GAAP accounting policies

As described in the "Accounting policies – basis of preparation of accounts" on page 42, National Grid has adopted Financial Reporting Standard (FRS) 18 "Accounting Policies" and FRS 19 "Deferred Tax" during the year and has provided the disclosures required relating to the transitional arrangements of FRS 17 "Retirement Benefits".

The adoption of FRS 18 has had no material impact on the Group, whilst the adoption of FRS 19, full details of which are contained in note 1 to the accounts on page 47, has resulted in a reduction in shareholders' funds at 1 April 2001 of £802.3 million. It has been impractical to determine the impact on the current year's results of the adoption of FRS 19 because of the acquisition of Niagara Mohawk. The impact of the adoption of FRS 19 on the results for 2000/01 and 1999/2000 was to reduce profit after taxation by £104.8 million and £26.4 million respectively.

(Loss)/earnings per share

The basic loss per share for 2001/02 was 32.3 pence compared with basic earnings per share of 45.0 pence in 2000/01, reflecting the very significant level of net exceptional losses in 2001/02. Excluding exceptional items and goodwill amortisation, basic earnings per share increased by 12.1 pence to 32.1 pence. A reconciliation of the movement from basic earnings per share to basic earnings per share excluding exceptional items and goodwill amortisation is shown in note 11 to the accounts on page 56.

Ordinary dividends

The total ordinary dividend for 2001/02 amounted to 16.04 pence per ordinary share. This represents an increase of 6.4 per cent over the previous year. The total dividend is covered 2.0 times (2000/01: 1.3 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounted to £264.6 million.

Dividends

The table below shows the amounts of cash dividends in respect of each of the five most recent financial years. These dividends do not include any associated UK tax credit in respect of all such dividends.

	2001/02 p	2000/01 p	1999/2000 p	1998/99 p	1997/98 p
Interim	**6.46**	6.05	5.59	5.25	4.83
Final	**9.58**	9.03	8.35	7.82	7.24
Total ordinary dividends	**16.04**	15.08	13.94	13.07	12.07
Special dividend	–	–	–	–	44.70
Total dividends	**16.04**	15.08	13.94	13.07	56.77

	2001/02 $	2000/01 $	1999/2000 $	1998/99 $	1997/98 $
US dollar per ADS[(1)]					
Interim	**0.46**	0.44	0.46	0.43	0.41
Final	**0.69**	0.64	0.63	0.61	0.63
Total ordinary dividends	**1.15**	1.08	1.09	1.04	1.04
Special dividend	–	–	–	–	3.87
Total dividends	**1.15**	1.08	1.09	1.04	4.91

(1)Translated into US dollars per ADS (each ADS representing the right to five ordinary shares) at a spot rate at time of payment, excepting the 2001/02 final dividend which is translated at the year end rate of £1.00 = $1.44 as the dividend has not yet been paid.

As dividends paid by National Grid are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by The Bank of New York, the Depositary, of such cash dividends.

Dividend policy

National Grid is committed to delivering sustained real dividend growth. Confidence in the Group's future financial strength and in the prospects for growth and greater diversity of earnings has increased. Consequently, the Board announced on 21 November 2000 its aim to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the five years to March 2006.

Financial year ended 31 March 2001 ("2000/01") compared with financial year ended 31 March 2000 ("1999/2000")

Acquisition of Eastern Utilities Associates (EUA)

The acquisition of EUA was completed on 19 April 2000 at a cost of £414.0 million. The net assets acquired had a fair value of £189.0 million, resulting in goodwill of £225.0 million which has been capitalised and is being amortised over 20 years. The transmission and distribution operations of NEES (acquired 22 March 2000) and EUA were integrated on 1 May 2000. It is therefore not possible to provide an indication of EUA's contribution to Group results for the year ended 31 March 2001.

Group turnover

Group turnover from continuing operations increased from £1,614.7 million in 1999/2000 to £3,799.7 million in 2000/01, substantially reflecting the first full-year contribution from National Grid USA.

Group total operating profit

Total operating profit rose by £185.4 million to £739.4 million, reflecting higher contributions from:

- National Grid USA (£293.6 million, compared with £3.7million in 1999/2000, which related to the period 22 March to 31 March 2000);
- Energis (£4.4 million, compared with £1.9 million in 1999/2000); and
- electricity transmission joint ventures (£35.3 million, compared with £21.5 million in 1999/2000).

These increased contributions were partially offset by lower contributions from:

- Intelig (losses of £118.0 million, compared with losses of £44.1 million in 1999/2000);
- UK Transmission (£486.3 million, compared with £523.1 million in 1999/2000);
- UK Interconnectors (£42.8 million, compared with £46.6 million in 1999/2000); and
- other telecoms joint ventures (losses of £3.4 million, compared with losses of £nil in 1999/2000).

Note 2 to the accounts contains a segmental analysis of the Group's results. A review of the businesses is set out on pages 5 to 16.

Goodwill amortisation

Goodwill amortisation for 2000/01 rose from £8.2 million to £84.6 million. This increase reflects a full year's amortisation of goodwill relating to the acquisition of NEES and the amortisation of goodwill arising from the acquisition of EUA on 19 April 2000.

Exceptional items

The results for 2000/01 include exceptional pre-tax profits of £218.1 million (£453.5 million post-tax), comprising:

- profits of £243.3 million, before and after tax, arising from reductions in the Group's interest in Energis, primarily as a result of a placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001;
- net profits of £20.1 million, before and after tax, on the disposal of market services businesses;
- US integration costs of £45.3 million (£39.4 million post-tax); and
- a tax credit of £229.5 million arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

Interest

Net interest rose from £67.5 million to £255.1 million for 2000/01. This increase is largely attributable to the acquisitions of NEES and EUA, which were paid for out of cash balances and new borrowings. The net interest charge for 2000/01 also includes:

- a £17.4 million gain on closing out sterling fixed-interest rate swaps originally entered into as hedges for sterling borrowings; and
- £21.0 million of losses arising from the valuation at maturity of dollar interest rate swaptions which provided an economic hedge of dollar borrowings but do not qualify as hedges for accounting purposes.

Taxation

The net tax charge of £53.3 million for 2000/01 includes a net credit of £235.4 million relating to exceptional items. If these exceptional items are excluded, the tax charge for 2000/01 is £182.1 million, including a £2.0 million tax credit arising from an adjustment to prior years' tax. After adjusting for exceptional items, the effective tax rate for 2000/01 was 45.6 per cent. The effective tax rate for 1999/2000, excluding the impact of exceptional items, was 31.9 per cent. A reconciliation of the effective tax rate from the UK Corporation tax rate is shown in note 9 to the accounts on page 55.

Exchange rates

Exchange rate movements during 2000/01 have had a beneficial effect on the operating profit contribution from National Grid USA. Sterling weakened during 2000/01 such that National Grid USA's operating profit has been translated into a higher sterling operating profit than would otherwise have been expected. The results for 2000/01 have been translated at a weighted average rate for the year of £1.00 = $1.483 as compared with the rate of £1.00 = $1.60 which applied at 31 March 2000. If the 31 March 2000 rate had been used, operating profit would have been lower by approximately £20 million.

The increased operating profit is largely offset by the increased sterling interest cost of US dollar debt taken on to finance the cost of the investment in National Grid USA and the increased sterling cost of US taxes. As a result, the impact of the stronger US dollar has not had a significant effect on earnings per share.

Exchange rate movements during the year have adversely affected National Grid's share of operating losses in Intelig, the Brazilian telecoms operator, as sterling has weakened against the Brazilian currency during 2000/01. We estimate that, as compared with the average exchange rate for 1999/2000, this increased our share of operating loss by approximately £5.0 million.

Earnings per share

Basic earnings per share fell by 31.2 pence to 45.0 pence, reflecting the very significant level of exceptional profits in 1999/2000. Excluding exceptional items and goodwill amortisation, basic earnings per share fell 2.5 pence to 20.0 pence. A reconciliation of the movement from basic earnings per share to basic earnings per share excluding exceptional items and goodwill amortisation is shown in note 11 to the accounts on page 56.

Ordinary dividends

The total ordinary dividend for 2000/01 amounted to 15.08 pence per ordinary share, an increase of 8.2 per cent over the previous year. The total dividend was covered 1.3 times (1999/2000: 1.6 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounted to £223.0 million.

Liquidity and capital resources

Cash flow

Net cash inflow from operations was £1,255.4 million in 2001/02 compared with £810.6 million in 2000/01 and £682.0 million in 1999/2000. The 2001/02 increase in net cash flow from operations primarily reflects the collection of under recovered power costs relating to 2000/01 in the US, the recovery of costs incurred in 2000/01 in respect of the development of NETA in the UK and the first contribution from Niagara Mohawk, partially offset by cash outflows in respect of exceptional items. The increase in net cash inflow from operations in 2000/01 as compared with 1999/2000 has arisen from the impact of National Grid USA's contribution to cash inflow.

Details of the components of net cash inflow from operations are set out in note 26 to the accounts on page 69.

Payments to the providers of finance, in the form of dividends and interest, totalled £587.0 million (net) in 2001/02, compared with £519.4 million in 2000/01 and £262.3 million in 1999/2000. Net interest cash outflows increased from £64.7 million and £303.4 million in 1999/2000 and 2000/01 respectively to £349.0 million in 2001/02. The increase between 1999/2000 and 2000/01 primarily reflects the additional net interest expense incurred following the acquisition of NEES and EUA, and the increase to 2001/02 reflects the additional net interest expense associated with the acquisition of Niagara Mohawk.

Net corporate tax payments amounted to £7.3 million in 2001/02 compared with £137.2 million in 2000/01 and £274.3 million in 1999/2000. Net corporate tax payments in 2001/02 were lower than in 2000/01, for two main reasons:

- as a result of the realisation for tax purposes of capital losses arising from Group restructurings, UK corporation tax repayments of approximately £65.0 million were received in respect of payments previously made in 1999/2000 on the partial disposal of Energis in that year; and
- UK corporation tax payments in 2000/01 included amounts relating to the previous year of £61 million. No UK tax payments relating to 2000/01 have been made in 2001/02.

Notwithstanding additional corporate tax payments in respect of National Grid USA, corporate tax payments in 2000/01 were lower than 1999/2000 for two main reasons:

- UK corporate tax payments on account were lower in 2000/01, primarily as a result of tax relief on exchange adjustments; and
- corporate tax payments in respect of partial disposals of Energis in 1998/99 and 1999/2000 were lower as a result of the realisation for tax purposes of capital losses arising from Group restructurings.

Net purchases of tangible fixed assets absorbed cash of £464.4 million in 2001/02, compared with £457.6 million in 2000/01 and £279.2 million in 1999/2000. Net purchases of tangible fixed assets in 2001/02 include amounts paid in respect of National Grid USA and Niagara Mohawk amounting to £199.3 million, compared with £154.2 million for 2000/01 and £4.3 million for 1999/2000.

Cash outflow in 2001/02 relating to the acquisition of Group undertakings and other investments amounted to £983.2 million, of which £931.9 million (including overdrafts acquired) related to the acquisition of Niagara Mohawk. This compares with cash outflows relating to the acquisition of Group undertakings and other investments amounting to £778.1 million in 2000/01 and £2,189.6 million in 1999/2000. The 2000/01 cash outflows substantially related to the acquisition of EUA and an additional investment in Intelig, whilst of the 1999/2000 cash outflow of £2,189.6 million, £2,045.1 million related to the acquisition of NEES.

In 1999/2000, the sale of 28.9 million ordinary shares in Energis contributed £952.9 million to the inflow of cash.

During 2001/02, National Grid raised finance through Eurobonds, other bond issues and the use of a multi currency revolving credit facility for the purpose of financing the acquisition of Niagara Mohawk and repaying other forms of borrowings.

Equity shareholders' funds

Equity shareholders' funds increased from £2,673.5 million at 31 March 2001 to £3,196.6 million at 31 March 2002. This increase is primarily explained by the issue of shares in connection with the acquisition of Niagara Mohawk amounting to £1,269.9 million, partially offset by the retained loss for the year of £757.9 million.

Net debt

Net debt increased from £3,918.2 million at 31 March 2001 to £8,240.7 million at 31 March 2002, primarily as a result of the acquisition of Niagara Mohawk. Gearing at 31 March 2002 was 250 per cent, up from 144 per cent at the start of the year. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortisation and exceptional items), which is considered a more relevant indicator of the Group's borrowing capacity, was 3.0 times (compared with 2.9 times in 2000/01 and 8.2 times in 1999/2000).

Following the acquisition of Niagara Mohawk, the composition as well as the amount of group debt has changed significantly. Other specific refinancings have been the issue by The National Grid Company plc of a £600 million bond with an RPI indexed tranche, a fixed rate tranche and a limited

indexed tranche maturing in 2020, 2028, 2030 respectively; and a €2 billion bond guaranteed by the Group, maturing €1.25 billion in 2006 and €0.75 billion in 2011. These euro amounts borrowed have been swapped into US dollars and into sterling. A full analysis of debt is provided in note 19 to the accounts, and a reconciliation of the movement in net debt from 1 April 2001 to 31 March 2002 is provided in note 26 to the accounts.

Capital expenditure

Capital expenditure, including interest capitalised, was £593.3 million in 2001/02, compared with £535.8 million in 2000/01 and £316.1 million in 1999/2000. The higher level of capital expenditure for 2000/01 as compared with 1999/2000 reflects a higher level of capital expenditure relating to National Grid USA and UK transmission. In 2000/01, National Grid USA capital expenditure was £154.2 million as compared with £4.3 million for 1999/2000 (which related to the period 22 March to 31 March 2001) and UK transmission capital expenditure rose £74.7 million to £361.2 million.

Credit facilities

The remaining portion of the credit facility provided to National Grid by a syndicate of banks, primarily in connection with the acquisition of NEES in 2001, was repaid and cancelled and replaced by a new committed credit facility of $2.3 billion which was used to finance the cash element of the Niagara Mohawk acquisition price and to provide general funding and liquidity. The facility is capable of running with $1.7 billion maturing in November 2004 and $0.6 billion in November 2006. At March 2002, the full $2.3 billion was undrawn but was being used to provide back-up support to a $2 billion US dollar commercial paper programme which was launched in March 2002. At 31 March 2002 commercial paper outstandings were £634.3 million.

Companies within the original National Grid USA group have committed facilities of $527 million (£371 million), all of which were undrawn at 31 March 2002. Companies within the Niagara Mohawk sub-group have committed bank facilities of $848 million (£597 million) which were also all undrawn at the year-end. Of these undrawn amounts, £439 million was providing back-up support to commercial paper and note issuance programmes within the enlarged US group.

A full analysis of the Group's committed credit facilities at 31 March 2002 is provided at note 20 to the accounts on page 64.

Treasury policy

The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. Acting within these policies, certain treasury management activities are delegated to regional treasury centres. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, currency risk, credit risk, liquidity risk and funding risk, and the policies applicable are described below.

The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. Derivative financial instruments ("derivatives"), including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes. Derivatives entered into in respect of gas and electricity commodities are used in support of the business operational requirements and the policy regarding their use is explained below.

As a registered holding company, under the US Public Utility Company Holding Act of 1935, National Grid has to operate under certain regulatory restrictions applied by the US Securities and Exchange Commission. As a result, the scope of the financing activity of National Grid is limited to specific areas which are authorised from time to time, such authorisation being set sufficient to cover all normal requirements. In addition National Grid is required to maintain its common stock equity as a percentage of it total capitalisation (defined as common stock equity plus preferred stock plus gross debt) measured on a book value US GAAP basis at 30 per cent or above.

Interest rate risk

To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. To date, the policy objective has been to achieve 50 per cent to 85 per cent of debt at fixed rates depending on debt projections and market levels of interest rates. Following a recent reappraisal of the interest rate risk exposures of the wider group, the guidelines have been adjusted so that the target percentage of debt that is at a fixed rate is near the lower end of the previous range, with an additional objective that for sterling debt there should be up to 30 per cent in index linked form, namely linked to the UK Retail Price Index.

The interest rate composition of the Group's financial liabilities at 31 March 2002 is shown in note 20 to the accounts. Based on the level and composition of net borrowings at 31 March 2002, an increase in average interest rates of 1 per cent per annum would result in a decrease in profit before taxation of £24.7 million.

The table on page 24 provides information about the Group's financial instruments including borrowings, interest rate swaps, cross currency swaps and other derivative instruments. For borrowings, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The analysis is before taking into account interest rate and currency swaps and does not include unamortised issue costs. As a result, it differs from the analysis of borrowings contained in note 19 to the accounts.

For interest rate swaps and cross currency swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For foreign exchange deals, the table presents the value of currency in the relevant contracts. The information is presented in sterling equivalents which is the Group's reporting currency. Substantially all of the variable rate borrowings and the floating legs of swaps are subject to interest rates which fluctuate with the London Inter-Bank Offered Rate (LIBOR) for the appropriate currency at differing premiums or, in the case of certain US-based companies, are based on the market rates for tax-exempt commercial paper. Cash and deposits earn interest at local

	At 31 Mar 2002 £m	Expected maturity financial year ending 31 Mar 2003 £m	31 Mar 2004 £m	31 Mar 2005 £m	31 Mar 2006 £m	31 Mar 2007 £m	Thereafter £m	Fair value £m
Variable rate borrowings (cash flows)								
Sterling borrowings	**819.5**	129.5	–	–	–	–	690.0	819.5
US dollar borrowings	**1,220.6**	615.0	3.9	3.2	2.2	–	595.1	1,220.6
Swiss franc borrowings	**192.0**	–	192.0	–	–	–	–	192.0
	2,232.1	744.5	195.9	3.2	2.2	1.2	1,285.1	2,232.1
Fixed rate borrowings (cash flows)								
Sterling borrowings	**1,328.6**	268.8	–	–	240.0	–	819.8	1,237.4
weighted average interest rate		6.1%			8.0%		6.5%	
US dollar borrowings	**3,453.2**	441.3	462.4	415.1	408.9	212.9	1,512.6	3,616.5
weighted average interest rate		6.7%	7.3%	6.7%	7.9%	7.7%	7.9%	
Euro borrowings	**1,225.3**	–	–	–	–	765.8	459.5	1,212.9
weighted average interest rate						5.3%	6.1%	
	6,007.1	710.1	462.4	415.1	648.9	978.7	2,791.9	6,066.8
Total borrowings	**8,239.2**	1,454.6	658.3	418.3	651.1	979.9	4,077.0	8,298.7
Cash and deposits	**212.6**	212.6	–	–	–	–	–	212.6
Interest rate swaps								
(sterling – notional amounts)								
Receive fixed rate	**476.2**	–	26.2	450.0	–	–	–	10.9
average fixed rate element			6.6%	5.9%				
Pay fixed rate	**390.0**	–	100.0	–	–	–	290.0	(5.1)
average fixed rate element			5.7%				5.3%	
(Euro – notional amounts)								
Receive fixed rate	**1,225.3**	–	–	–	–	765.8	459.5	(24.0)
average fixed rate element						5.3%	6.1%	
(US dollar – notional amounts)								
Pay fixed rate	**1,257.1**	–	528.2	–	352.1	–	376.8	(51.2)
average fixed rate element			6.6%		6.7%		6.5%	
	3,348.6	–	654.4	450.0	352.1	765.8	1,126.3	(69.4)
Cross currency swaps (notional amounts)								
Receive Swiss francs floating/pay sterling fixed	**257.7**	–	257.7	–	–	–	–	(66.8)
average fixed rate element			7.9%					
Receive Euro floating/pay sterling floating	**1,225.3**	–	–	–	–	658.6	566.7	(21.8)
Receive sterling floating/pay US dollars floating	**1,564.5**	436.6	–	–	–	664.6	463.3	(37.4)
	3,047.5	436.6	257.7	–	–	1,323.2	1,030.0	(126.0)
Other financial instruments (notional amounts)								
Interest rate swaps to pay fixed rate	**300.0**	–	–	–	300.0	–	–	(18.7)
weighted average interest rate					8.3%			
Interest rate swaps to receive fixed rate	**300.0**	–	–	–	300.0	–	–	(2.1)
weighted average interest rate					5.5%			
Foreign exchange deals (sterling/US dollar)	**436.6**	436.6	–	–	–	–	–	(4.7)
Foreign exchange deals (sterling/AUS dollar)	**10.4**	10.4	–	–	–	–	–	(0.3)
Commodity swap contracts	**407.9**	–	79.6	78.0	78.0	77.2	95.1	407.9

prevailing rates for the appropriate currency and comprise £89.8 million of sterling deposits, £120.3 million, of US dollar deposits and £2.5 million of other currencies.

In determining maturity dates, swaps that are cancellable at the option of the swap provider are taken to have a maturity based on the earliest date at which they can be cancelled. Debt that is callable by the issuer is taken to have a maturity based on the earliest date on which the issuer is obliged to make repayment.

Currency risk

Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of the Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which the Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, or carrying value if lower, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned.

The acquisition of Niagara Mohawk has increased the balance sheet exposure to US dollar denominated assets. In view of the increased materiality of the US dollar to the Group the policy has been reviewed and the objective since the acquisition is to match the US dollar proportion of the Group's financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities. This rebalancing was completed at the time of the acquisition by closing existing cross-currency swaps and through financing the cash portion of the acquisition price with a mixture of dollar and sterling borrowings.

Currency fluctuations will affect the translated value of overseas earnings. This translation has no impact on the cash flow of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Dividend flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.

The currency composition of the Group's financial assets and liabilities is shown in note 20 to the accounts.

Liquidity risk

National Grid seeks to ensure that substantially all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with the Group's borrowing capacity.

In recent months, participants within the financial markets generally have taken a keen interest in the risk of a sudden change in circumstances for companies that could trigger a withdrawal of liquidity and access to funding. The Group has reviewed all its borrowing and critical commercial contracts and concluded that there is no risk of unintended trigger events. The Group's bank facilities contain financial covenants appropriate to the size and nature of the business and within which it will be able to operate. National Grid's capital markets bond issues contain no financial covenants and minimal conditions that could trigger an early repayment.

Following the acquisition of Niagara Mohawk, the long term credit ratings of National Grid were adjusted down one notch to stand at A– from Standard & Poor's and A2 from Moody's. Its short term ratings are A1/P1. After the announcement of the proposed merger with Lattice, Moody's have placed the ratings on review for a possible downgrade. Standard & Poor's have confirmed their ratings. Certain other entities within the US and UK parts of the Group are also rated. These ratings mean that the principal borrowing entities in the Group should have ready access to the capital and bank markets for future funding when necessary.

National Grid Group plc is a registered holding company under the Public Utility Holding Company Act of 1935 in the US. Arising from this and other regulatory limits applicable to certain Group companies, the freedom of companies to provide financing between themselves is restricted. Notwithstanding this, external financings or other arrangements are in place to ensure that Group companies have adequate access to short-term liquidity.

Credit risk

At 31 March 2002, National Grid had £212.6 million of cash and deposits. The Group is exposed to the credit risk of counterparties to these investments and to counterparties' credit risk in respect of off-balance sheet derivative financial instruments. The Group's policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A–/A3 or short-term ratings of A1/P1 from Standard & Poor's or Moody's respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Commodity hedging

In the normal course of business, National Grid is party to derivatives including indexed swap contracts, gas futures, electricity swaps, options and oil commodity swaps that are principally used to manage commodity prices associated with its natural gas and electricity delivery operations. These financial exposures are monitored and managed as an integral part of National Grid's financial risk-management policy. At the core of this policy is a condition that National Grid will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. National Grid does not issue or intend to hold derivative instruments for trading purposes.

As a result of the restructuring of the electricity industry in New York State during 1999, Niagara Mohawk, which was acquired by National Grid on 31 January 2002, entered into indexed swap contracts that expire in June 2008, and a further three swap contracts that expire in June and September 2003. These contracts replaced the existing power purchase arrangements on terms and conditions that were more favourable to Niagara Mohawk than that allowed under the existing arrangements. These derivatives are not designated as hedging instruments but are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

At 31 March 2002 National Grid has recorded liabilities of £407.9 million in respect of these contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and will be adjusted as periodic reassessments are made of energy prices. The expected maturity of these swap contracts is shown in the table on page 24.

National Grid, through its acquisition of Niagara Mohawk, acquired New York Mercantile Exchange ("NYMEX") gas futures and fixed for floating electric swaps that were considered hedges for accounting purposes. The level of activity in these derivatives has been immaterial, and all of these contracts expired by 31 March 2002. However, National Grid may enter into such contracts, as necessary, in the future.

National Grid, through its UK transmission operation, has entered into electricity put options during 2001/02, pursuant to its requirement to stabilise the electricity market in England and Wales through the operation of NETA. The options are for varying terms but generally can be exercised throughout the summer of 2002. National Grid has entered into these options so that it has the ability to physically deliver electricity as required to meet its obligations under the Transmission Licence. National Grid has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Commitments and contingencies

National Grid's commitments and contingencies outstanding at 31 March are summarised in the table below:

	2002 £m	2001 £m
Commitments		
Future capital expenditure contracted for but not provided	360.8	396.8
Total operating lease commitments	289.3	77.5
Power commitments	7,312.0	4,414.2
	7,962.1	4,888.5
Contingencies		
Guarantees and performance bonds	54.7	102.2

It is expected that National Grid's commitments will be met from the Group's operating cash flows and from existing credit facilities as necessary. Details of the nature of the commitments and contingencies, including an analysis of the ageing of commitments, is shown in note 29 to the accounts on page 73. Note 29 to the accounts also gives additional information regarding the Group's share of the future capital expenditure contracted for but not provided of an associate and joint ventures.

In addition to the above, regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of a transaction entered into by National Grid, in connection with the sale of its interest in the Millstone 3 nuclear unit. Further details of the nature of this intent are contained in note 29 to the accounts on page 73.

The Group has also received notification of an air pollution violation regarding the operation of two coal-fired generation plants, formerly owned by Niagara Mohawk. As a consequence, the Group has been notified that regulatory authorities are seeking substantial fines against the Group and the current owners of these generation plants. It is the Group's position that pollution control equipment costs should be borne by the current operator of these plants. Further details of this litigation are contained within note 29 to the accounts on page 74.

Critical accounting policies

The Group accounts are prepared in accordance with UK GAAP, which are described on pages 42 and 43 to the accounts. Management are required to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities in the accounts. The following matters are considered to have a critical impact on the accounting policies adopted by the Group.

Estimated asset economic lives The adoption of particular asset economic lives in respect of goodwill and tangible fixed assets can materially affect the reported amounts for goodwill amortisation and depreciation of tangible fixed assets.

Impairment of fixed assets Goodwill, fixed asset investments and tangible fixed assets are reviewed for impairment in accordance with UK GAAP. Future events could cause these assets to be impaired, resulting in an adverse affect on the future results of the Group.

Regulatory assets Regulatory assets are recorded in the accounts in accordance with the principles of SFAS 71 "Accounting for the Effects of Certain Types of Regulation". If the principles of SFAS 71 were not applicable, this would result in the non-recognition of these assets, and thereby materially alter the view given by the accounts.

Turnover Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year-end. Changes to the estimate of the energy supplied during this period would have an impact on the reported results of the Group.

Pensions and other post-retirement benefits The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the scheme in accordance with current UK GAAP. As explained in note 7 to the accounts on page 53, a new UK accounting standard will replace existing GAAP and significantly change the measurement and disclosure of pension and other post retirement costs in the Group accounts.

Related party transactions

National Grid provides services to and receives services from its associate and joint ventures. In the year ended 31 March 2002, National Grid charged £41.6 million and received charges of £57.8 million from its associate and joint ventures. Amounts charged to and by the associate, Energis, amounted to £38.1 million and £17.8 million respectively. Amounts charged to Energis were primarily in respect of enhancements to and maintenance of the Energis telecoms infrastructure, whilst amounts charged by Energis relate to telecoms services provided. Amounts charged to Energis also include £9.0 million in respect of a finance lease.

At 31 March 2002, investments in the associate and certain joint ventures were impaired. As a result, the investments in

Energis plc, Energis Polska Sp. z.o.o., JVCO Participacoes Ltda (the holding company for Intelig), Manquehue net S.A. and Silica Networks S.A. now have a carrying value of £nil. In addition, the Group has recognised obligations related to the impairment of these investments amounting to £186.0 million. Details of the exceptional charges arising from these impairments is shown in note 4 to the accounts on page 51.

Amounts due to and from the associate and joint ventures are shown in notes 15 and 17 to the accounts on pages 59 and 60 respectively.

Changes and developments

The acquisition of Niagara Mohawk has given rise to a major change in overall Group debt and in the currency mix of the Group's businesses. During the year there has been a significant lengthening of the maturity profile of the Group's borrowing portfolio, in part due to the inclusion of Niagara Mohawk's existing debt. In addition, short term bank borrowings were replaced by longer-term funding from the bond markets with a £600 million issue by The National Grid Company plc, €2,000 million issue by NGG Finance plc, guaranteed by National Grid, and a $300 million issue by Niagara Mohawk Power Corporation prior to it joining the Group. A new $2,300 million syndicated bank facility was established for National Grid, maturing in 2004 and 2006, and a $2,000 million US dollar commercial paper was launched. Immediately prior to the year end, Niagara Mohawk effected early redemption of $393 million of its preferred stock and $119 million of its first mortgage bonds using the strong cash position of National Grid USA to finance this.

Any significant changes and developments that have occurred since 31 March 2002, have been noted within this Annual Report and Form 20-F 2001/02. Otherwise there have been no significant changes or developments since 31 March 2002.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP

The accounts have been prepared in accordance with UK GAAP which differ in certain significant respects to US GAAP. The US accounting information in note 32 on page 75 gives a summary of the principal differences between the amounts determined in accordance with National Grid's accounting policies (based on UK GAAP) and those determined in accordance with US GAAP together with reconciliations of net income and equity shareholders' funds from a UK GAAP basis to a US GAAP basis.

Net loss for 2001/02 under US GAAP was £163.1 million (2000/01: £810.3 million (net profit); 1999/2000 £1,009.8 million (net profit)) compared with a net loss of £493.3 million (2000/01: £664.2 million (net profit); 1999/2000: £1,122.0 million (net profit)) under UK GAAP. Equity shareholders' funds under US GAAP at 31 March 2002 were £3,759.0 million (31 March 2001: £2,920.0 million) compared with £3,196.6 million (31 March 2001: £2,673.5 million) under UK GAAP. The differences primarily result from the differing accounting treatments in respect of goodwill, severance and integration costs, pensions, recognition of income, financial instruments and the carrying value of the EPICs liability.

During 2001/02 National Grid adopted the following US GAAP accounting standards:

- SFAS 133 "Accounting for Derivative Instruments and Hedging Activities";
- SFAS 141 "Business Combinations"; and
- SFAS 142 "Accounting for Goodwill and Other Intangible Assets".

Details of the effect of adopting these accounting standards can be seen in note 32 to the accounts on page 82.

Inflation

In the UK, National Grid's operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, amongst other things, movements in the UK Retail Price Index. While higher inflation would tend to increase National Grid's cost base, this impact would be more than offset by increased revenue allowed under the regulatory revenue control.

Higher inflation would increase National Grid USA's cost base. However, if the rate of inflation, as measured by the change in the Gross Domestic Product Implicit Price Deflator, exceeds 4 per cent, the regulatory settlements in Massachusetts and Rhode Island allow for additional distribution revenue to be recovered from customers.

In recent years, inflation in the UK and US has been relatively stable and has not significantly affected the period under review.

Seasonality

Although demand for electricity can vary on a seasonal basis, National Grid's UK turnover and earnings are not, generally speaking, subject to substantial seasonal variations, as the largest elements of UK turnover relate to customers' use of the transmission system. Customers are charged for these services on the basis of a regulatory formula which provides for a relatively constant revenue stream over the course of a financial year.

In respect of National Grid USA, some 53 per cent of the annual revenues of the transmission and distribution businesses arise in the periods July-September and December-February inclusive, reflecting seasonal peaks in demand for electricity.

Euro

The single European currency (the "euro") came into existence on 1 January 1999. The impact on National Grid to date has been minimal, but facilities have been established to enable euro dealings where necessary. Internally, an analysis of the impact on National Grid of adopting the euro as a replacement for sterling has been undertaken.

James Ross

Chairman and a member of the Nominations Committee
Appointed as a Director and Chairman of National Grid in 1999. He was chairman of Littlewoods plc from 1996 until April 2002 and chief executive of Cable & Wireless plc from 1992 to 1995. Prior to this he was a managing director of the British Petroleum Company plc and chairman and chief executive officer of BP America. He is a non-executive director of McGraw Hill and of Datacard; both based in the United States, and of Schneider Electric based in France. Age 63.

Roger Urwin

Group Chief Executive Appointed as a Director of National Grid and of National Grid Company in 1995. Roger Urwin later became Chief Executive of National Grid Company and was then appointed Group Chief Executive in 2001. Prior to this he was chief executive of London Electricity plc, director of Engineering for Midlands Electricity Board and also held a number of appointments within the Central Electricity Generating Board. He is a non-executive director of The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a fellow of the Royal Academy of Engineering. Age 56.

Stephen Box

Group Finance Director Appointed as a Director of National Grid and of National Grid Company in August 1997. He was formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis plc and of Michael Page International PLC and a member of the Financial Reporting Review Panel. Age 51.

Rick Sergel

Group Director, North America Appointed as a Director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a Director of National Grid USA. Prior to this he was president and chief executive officer of New England Electric System (NEES) from 1998 until its acquisition by National Grid. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation. Age 52.

William Davis

Group Director and Chairman, National Grid USA Appointed as a Director of National Grid and Chairman of National Grid USA in 2002. Prior to this, he was chairman and chief executive of Niagara Mohawk from 1999 until its acquisition by National Grid. William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an executive deputy commissioner with the New York State Energy Office. He is a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York, Utilities Mutual Insurance, Inc. and Syracuse University. Age 60.

Steven Holliday

Group Director, UK and Europe Appointed as a Director of National Grid and Chief Executive of National Grid Company in 2001. Steven Holliday was formerly an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas. Age 45.

Edward Astle

Group Director, Telecommunications Appointed as a Director of National Grid in 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to this he spent eight years with Cable & Wireless, the last two on the main board responsible for their international businesses. He is non-executive chairman of 3G Lab Ltd and a non-executive director of Energis plc and Intec Telecom Systems plc. Age 48.

Bob Faircloth

Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees Appointed as a Director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies. Age 65.

John Grant

Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees Appointed as a Director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently Lucas Varity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also non-executive chairman of Cordex Plc and a non-executive director of Torotrak plc and Corac Group Plc. Age 56.

Bonnie Hill

Non-executive Director Appointed as a Director of National Grid in 2002. Prior to this, she was a non-executive director of Niagara Mohawk from 1991 until its acquisition by National Grid. Bonnie Hill is chair of the committee of corporate public policy and environmental affairs and a member of both the executive and compensation & succession committees. Prior to 2001, she was president and chief executive officer of The Times Mirror Foundation and was also senior vice president of the Los Angeles Times newspaper. She is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She is president of B.Hill Enterprises, LLC, a consulting firm, and chief operating officer of Icon Blue, a brand marketing company. Age 60.

Fiona Smith

Company Secretary and General Counsel Appointed in 1996, Fiona Smith has been with National Grid since 1990 holding a number of positions within the legal team. Prior to this, she was a solicitor working both in private practice and then for South of Scotland Electricity Board. Age 43.

Paul Joskow

Non-executive Director and a member of the Audit Committee Appointed as a Director of National Grid in 2000, Paul Joskow was a director of New England Electric System (NEES) from 1987 until its acquisition by National Grid. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), director of the MIT Centre for Energy and Environmental Policy Research, research associate of the US National Bureau of Economic Research and a fellow of the Econometric Society and of the American Academy of Arts and Sciences. He is also a trustee of the Putman Mutual Funds and a director of the Whitehead Institute of Biomedical Research. Age 54.

Richard Reynolds

Non-executive Director and a member of the Audit and Remuneration Committees Appointed as a Director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995, responsible for their telecommunications interests. He is currently chairman of Wavionix Software Limited and is also a non-executive director of G.B. Group plc. Age 63.

The Directors of National Grid Group plc present their report and accounts for the financial year ended 31 March 2002.

Incorporation of the Company

Original holding company	New holding company
April 1990 originally incorporated under the name The National Grid Holding plc	
November 1995 re-named The National Grid Group plc	
	11 July 2000 company incorporated as Intercede 1610 Limited
27 July 2000 re-named National Grid Group plc	
	30 August 2000 changed its name to New National Grid Limited
	29 November 2000 became New National Grid plc
31 January 2002 following a Scheme of Arrangement became a subsidiary within the Group and re-named National Grid Holdings One plc	31 January 2002 following a Scheme of Arrangement became the new holding company for the Group and changed its name to National Grid Group plc

Ordinary shares in the original holding company were admitted to the Official List of the London Stock Exchange in December 1995. Ordinary shares in the new holding company were admitted to trading on 1 February 2002. The Secretary of State for Trade and Industry holds a Special Share in National Grid, further details of which are given in note 22 to the accounts.

National Grid's American Depositary Shares were listed on the New York Stock Exchange on 7 October 1999. In March 2000, National Grid was registered as a holding company under the US Public Utility Holding Company Act of 1935.

The Company's agent in the US is Lawrence J. Reilly, National Grid USA, 25 Research Drive, Westborough, MA 01582.

Financial results

The financial results of the Group are set out on pages 17 to 27 of this document.

Dividends

An interim dividend of 6.46 pence net per ordinary share was paid on 15 January 2002 to shareholders who were on the share register on 30 November 2001. The Directors are recommending a final dividend for 2001/02 of 9.58 pence net per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 15 August 2002 to shareholders on the share register on 7 June 2002 and will bring the total ordinary dividend for the year to 16.04 pence net per ordinary share.

Share capital

Changes in National Grid's share capital during the year are set out in note 22 to the accounts.

Substantial shareholdings

As at 29 May 2002, National Grid had been notified of the following interests in 3 per cent or more of its issued share capital:

The Capital Group Companies, Inc.	8.10
HSBC Investment Bank plc*	3.17
Deutsche Bank AG London*	3.15
Prudential plc	3.10

*National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent of National Grid's issued shares.

No further notifications have been received.

Directors

The names of the Directors of National Grid, with brief biographical details, are given on pages 28 and 29. At no time during the year has any Director had any material interest in a contract within the Group, being a contract of any significance in relation to the Group's business. Details of the Directors' remuneration, terms and conditions of service and interests in National Grid shares are given on pages 34 to 38 of this document.

Employment policies

National Grid has well-established arrangements, through team briefing, electronic mail and in-house newspapers, for communicating effectively with staff on matters of concern to them as employees. Regular consultation with UK staff and their trades union representatives takes place through the Company Council and local workplace councils.

All operating companies within the Group are required to build and maintain good standards of employment practice appropriate to the culture and legislative requirements in each country of operation.

In the UK, applications for employment from disabled people are welcomed and given full and fair consideration. If any employee becomes disabled, every effort is made to continue their employment, including retraining.

In the US, National Grid is committed to making reasonable accommodation for known physical or mental limitations of qualified individuals with disabilities. "Reasonable accommodation" is based on various factors including, but not limited to, the nature and cost of the accommodation and the impact of the accommodation on the operation of the facility, including its impact on the ability to conduct business.

Investors in People accreditation for the Group's UK operations was received in November 2000.

National Grid operates equity participation arrangements for employees, including Sharesave in the UK. Almost all US employees are investors in National Grid through the employee incentive thrift plans.

Pensions litigation

On 4 April 2001, the House of Lords delivered its decision on an appeal brought by National Grid concerning the use of the surplus in its section of the Electricity Supply Pension Scheme (ESPS). The House of Lords found in favour of National Grid and confirmed that its use of the surplus was entirely lawful and proper. The House of Lords decision concluded this extended litigation, which arose from complaints made by two pensioners in 1995 about National Grid's actions in relation to the 1992 surplus. International Power (formerly National Power) was also successful in a parallel case.

Research and development

Expenditure on research and development in 2001/02 was £6.2 million compared with £8.1 million 2000/01 and £7.8 million in 1999/2000.

Payments to suppliers

National Grid is a signatory to the CBI Code of Prompt Payment and has procedures to ensure the payment of bills in accordance with contract terms. Copies of the CBI Code of Prompt Payment may be obtained from the CBI, Centre Point, 183 New Oxford Street, London WC1A 1DU.

The average creditor payment period at 31 March 2002 for The National Grid Company plc, the principal UK operating company within the Group, was 35 days (at 31 March 2001: 28 days).

Donations

In the UK, charitable donations of £179,300 were made in 2001/02. In addition to this contribution to charitable organisations via the Charities Aid Foundation, National Grid provides financial and in-kind support to many other organisations through its community involvement programme.

In the US, charitable donations of $3,153,505 were made in 2001/02.

No donations were made in the UK and EU for the purposes of the Political Parties, Elections and Referendums Act 2000.

Auditors

The auditors of National Grid, PricewaterhouseCoopers, have expressed their willingness to remain in office. A resolution for their reappointment will be proposed at the Annual General Meeting.

Annual General Meeting

National Grid's Annual General Meeting will be held on Tuesday 23 July 2002. Details are set out in a separate Notice of Annual General Meeting.

On behalf of the Board

Fiona B Smith
Group General Counsel and Company Secretary
29 May 2002

Registered Office: 15 Marylebone Road, London NW1 5JD
Registered in England and Wales No. 4031152

Corporate governance is the system by which companies are directed and controlled.

UK listed companies are required to include a statement on corporate governance in their annual reports. This statement must include a narrative statement on how the principles of the Combined Code have been applied and whether or not the company has complied throughout the year with all of the provisions set out in the Combined Code. The Combined Code is appended to the Listing Rules of the UK Listing Authority.

The following statement sets out how National Grid approaches the issue of corporate governance.

Code of Business Practice

To ensure effective corporate governance within National Grid a Code of Business Practice was established. This Code was constructed around the Principles of Good Governance contained in the Combined Code. To help ensure consistent practice Group Wide Policy Statements were also introduced. These provide guidance for management and staff throughout the Group on the principles, controls and codes of conduct that have been established.

Compliance with the Principles

UK listed companies are also required to state in their annual report if they have complied throughout the year with all of the detailed provisions of the Combined Code. If they have not they must explain why.

National Grid has complied with all of the provisions of the Combined Code throughout the year except for that requiring the appointment of a senior non-executive director. National Grid considers that the independent Non-executive Chairman is the appropriate point of contact for shareholders with concerns about the management of the Group, and for this reason does not think it necessary to appoint a separate senior non-executive director.

Directors

National Grid has a separate independent Non-executive Chairman. The Group Board consists of the Chairman, the Group Chief Executive and also includes five other Executive Directors and five independent Non-executive Directors. The Board meets at least eight times a year, holding additional meetings when necessary. The Board must approve certain decisions such as the start-up or the acquisition of a new company or any activity in a new territory. The Board also monitors environmental and safety matters throughout the Group.

Board members each receive regular and ad hoc reports about Group activities and have the right and duty to make further enquiries if they think it necessary.

The Board has established a Nominations Committee which recommends the reappointment of existing directors and selects and proposes the appointment of new directors to the Board.

Any new Director to the Board must retire at the first AGM following their appointment and seek reappointment by the shareholders. National Grid's Articles of Association also require that each Director must retire and seek reappointment by shareholders at least once every three years.

Directors' remuneration

National Grid has a Remuneration Committee comprising three independent Non-executive Directors. Their aim is to design packages to attract, retain and motivate high calibre directors. The Committee understands it is important both to link reward to performance and to use a range of incentives. The Directors' report on Remuneration on pages 34 to 38 includes National Grid's policy on remuneration and the details of the remuneration of each Director.

Relations with shareholders

National Grid has regular meetings with institutional investors, fund managers and financial analysts to ensure that its aims are understood. National Grid is also seeking discussions with its investors on topics such as corporate governance and sustainability.

National Grid's AGM each year includes a presentation of the year's financial results and allows time for questions from shareholders. Directors also discuss relevant matters with shareholders both before and after the meeting.

Accountability and audit

The Directors are responsible for making sure that the annual report and the accounts give a balanced and understandable presentation of the Group's position and prospects.

The Audit Committee considers the scope and extent of internal audit and reports annually to the Board on this function. The Audit Committee meets at least four times a year and the Group Chief Executive and Group Finance Director are invited to attend. The Committee has at least one private meeting with the external auditors with management excluded. The Committee also considers the re-appointment of the auditors each year.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that a proper balance is maintained between objectivity and value for money. The Audit Committee has reviewed the auditors' remuneration set out in note 3 to the accounts on page 51 and is satisfied that it is proper and reasonable, having regard to the following considerations:

- substantial non-audit expenditure is associated with work incremental to the statutory audit or with accounting, taxation and regulatory issues which are so closely allied to the mainstream audit that, in the Audit Committee's view, it would be contrary to National Grid's strategic and financial interests to seek advice from sources other than the external auditors;
- other consultancy work is awarded on the basis of the skills and value for money offered by advisers, including the external auditors, and all costs are subject to close scrutiny; and
- the objectivity and independence of the external auditors is ensured by their compliance with their own professional codes of conduct and by their internal procedures, including "Chinese Wall" arrangements and the regular rotation of key audit staff.

Internal control

National Grid's system of internal control helps to safeguard shareholders' investment and the Group's assets and is designed to manage, rather than to eliminate, material risks to the achievement of business objectives. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness, recognising that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that it has been in place throughout the year and continues in operation to date. This process accords with the Turnbull working party guidance (published September 1999) and with the ABI Disclosure Guidelines on Socially Responsible Investment (published October 2001) which focus on Social, Ethical and Environmental risks.

Energis, being a separately listed company, is independent from National Grid and must comply with reporting requirements in its own right.

The ongoing process for identifying, evaluating and managing significant risks promotes, where practicable, both a top-down and bottom-up assessment of risk.

- The top-down assessment has involved the Executive Directors and has resulted in a balanced and robust identification and consideration of cross-organisation risk themes.
- The bottom-up assessment has been undertaken as part of the business planning cycle and has resulted in a detailed analysis of specific risk areas captured in the form of a risk register.

Subsequently, both elements have been pulled together through the production of a Schedule of Board-level risks. This Schedule has been considered and endorsed by the Audit Committee.

Any material changes to the risks and associated actions contained in the Schedule of Board-level risks and business risk registers are reported through the periodic reporting process. In addition, quarterly meetings are held with Executive Directors specifically to review and discuss key changes in risk profiles.

Recognising that the implementation of risk management is an iterative process and subject to continuing improvement, we continue to raise risk and control awareness and embed good risk management principles throughout the expanding Group. In December 2001, a dedicated risk management intranet site was rolled out within the UK. This site will soon be housed on a Group extranet, thereby making it accessible to the rest of the organisation. Throughout the year, contact was made with a number of UK listed companies in order to share best practices and challenge our understanding of concepts such as risk bearing capacity and tolerance. Progress has continued to be monitored by a risk steering group chaired by the Group General Counsel and Company Secretary.

Our plans for the year ahead are being formed. Two key actions are noted below.

- We will integrate the process for identifying, evaluating and managing risk within the US business we acquired in January 2002 (Niagara Mohawk in New York).
- We are taking steps to raise the visibility around our existing compliance activities and to report material compliance obligations and associated management controls to the Executive Directors and the Audit Committee.

The Board, through the Group Executive Committee and Audit Committee, regularly reviews the effectiveness of internal control, including the process for identifying, evaluating and managing significant risks, through the assurance mechanisms shown below. Any material matters arising are reported to the Board.

Throughout the year

Group Executive Committee considers:

- periodic business reports from all operating companies
- the top-down strategic plan for the Group and the bottom-up business plans of the operating companies
- all proposals for material capital and revenue spend, including new business development
- reports from management on key risk areas including, where appropriate, any material control weaknesses and failings and actions taken to address them.

Audit Committee considers:

- external and internal audit work plans
- audit work plans for health, safety and environmental management
- summary reports from external and internal assurance providers on significant matters arising
- specific reports from management on the actions taken to manage key risk areas and, if applicable, to address material control weaknesses and failings
- the performance of the external auditors and external audit.

At the end of each financial year

Group Executive Committee considers:

Annual statements on risk management and internal control provided by all operating companies that highlight:

- how risk management has been made more viable in the business
- how management has addressed key risks and any significant control issues in the course of the year
- the key changes in risk profile since the start of the year.

Audit Committee considers:

Specific reports on:

- significant corporate governance and legal matters
- risk management
- health, safety and environmental management
- internal audit issues and the effectiveness of the risk management process
- external audit issues.

Composition and role of the Remuneration Committee

The Remuneration Committee consists exclusively of independent Non-executive Directors. It is chaired by Bob Faircloth, and its other members are John Grant and Richard Reynolds.

The Remuneration Committee is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from both external independent remuneration consultants (New Bridge Street Consultants and Towers Perrin) and internal expertise. The Non-executive Chairman and the Group Chief Executive are invited to attend meetings to provide strategic advice on the impact of remuneration policies, but neither participate in any discussion on their own remuneration.

The Board has accepted all of the Remuneration Committee's recommendations made throughout the year.

The Remuneration Committee has decided, with the approval of the Board, to put the Remuneration Committee Statement to a shareholder vote at the Annual General Meeting.

At the Extraordinary General Meeting on 23 July 2002 shareholders will be asked to approve a new Performance Share Plan which may form part of National Grid Transco's senior level remuneration strategy going forwards. The new Plan, combined with National Grid's existing incentive plans, will provide the new Remuneration Committee with the flexibility to incentivise Executive Directors and other senior executives to deliver exceptional company results through a range of stretching performance-related plans. Further details of the proposed National Grid Lattice Performance Share Plan 2002 are included in the Notice of Extraordinary General Meeting.

Remuneration policy

The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of the following elements:

Base salary Base salaries are reviewed annually taking account of the median market position (against businesses of a similar size and complexity) and business and personal performance. Account is also taken of salary increases and employment conditions across the Group.

Incentives The Remuneration Committee recognises the importance of linking rewards to business and personal performance and considers that the following incentive arrangements provide a balance between short and long term incentives for National Grid:

- ***annual bonus:*** a non-pensionable annual cash bonus of up to a maximum of 60 per cent of base salary can be paid to UK-based Executive Directors for the achievement of demanding financial, personal and quality of service targets. Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent of salary. Rick Sergel also participates in the National Grid USA Goals Program, an all-employee bonus plan that can pay up to 4.5 per cent of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's and William Davis' cash bonuses are pensionable.
- ***share matching plan:*** UK-based Executive Directors can invest a pre-determined part of any bonus in National Grid shares in return for receiving a matching award under this plan. Currently, UK-based Executive Directors are required to invest one-third of any annual cash bonus into this plan. At the end of three years (provided the Director is still employed and has retained the shares purchased from bonus) additional shares equal in number to the pre-tax value of the invested shares will be released to the individual. The participant will also receive a cash payment equal to the dividends that have been paid on the shares over the three year holding period. US executives, including Rick Sergel and William Davis, participate in this plan on a slightly different basis, in that an award calculated as a proportion of their cash annual bonus (60 per cent in the case of Rick Sergel and William Davis) is paid under this plan in National Grid shares or American Depositary Shares (ADSs) subject to a minimum three-year vesting period. For both UK and US based Directors, the combination of annual cash bonus payments and deferred Share Match awards is an effective annual bonus maximum payment of 80 per cent of base salary.
- ***executive share options:*** the National Grid Executive Share Option Plan 2002 permits market value executive share options to be granted to a maximum value of 3 times base salary per annum. Grants of a greater value may be made in exceptional circumstances such as the appointment of a new Executive Director. At this time, the Remuneration Committee considers that the maximum market value of shares which will normally be placed under option to any UK-based individual in any 12 month period will be 1.5 times the individual's base salary. The exercise of executive share options granted during the year is subject to National Grid's total shareholder return (TSR) relative to that of a group of approximately 20 UK and US utility companies, over a period of at least three years. Options up to the value of an individual's base salary become exercisable in full if National Grid's TSR is at least median. Options in excess of one times base salary are exercisable on a sliding scale and are only exercisable in full if National Grid's TSR is in the upper quartile of the comparator group. If not fully satisfied on the third anniversary, the condition may be retested, from the same base, on the fourth and fifth anniversaries of grant.
- ***Sharesave:*** Executive Directors resident in the UK are eligible to participate in all-employee Sharesave schemes (subject to eligibility based on service).
- ***US Incentive Thrift Plan:*** Rick Sergel and William Davis participate in a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA. Employees who contribute 6 per cent or more of their base salary are provided with an employer matching contribution based upon fixed formulae. The formulae vary between certain employee groups. Rick Sergel is eligible to receive an employer match of 5 per cent of his base salary and William Davis is eligible to

receive an employer match of 3 per cent of his base salary under the plan. There are Federal limits on the amount of pre-tax contributions an employee can make into the plan as well as the amount of compensation that can be used to calculate benefits under the plan.

Pensions UK-based Executive Directors are members of the National Grid section of the Electricity Supply Pension Scheme (ESPS), to which they currently contribute 3 per cent of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent of salary but all employees currently benefit from a reduction in contributions. The Pension Scheme's main features in respect of Executive Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increased by inflation by up to 5 per cent per annum and, for Directors affected by the 'earnings cap', the Company may provide benefits on salary above the cap on a partially funded basis.

Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel's benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis's benefit is under a cash balance arrangement that credits employer contributions during each year of employment in an amount based upon service time and compensation. In addition, cash balances receive annual earnings credits. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plans also provide for a spouse's pension, the value of which is based upon the participant's benefit at death. Benefits under these arrangements do not increase after commencement upon retirement.

Directors' remuneration

The remuneration of individual Directors for the year ended 31 March 2002 is set out below:

	Base salary and fees £000	Annual bonus[1] £000	Benefits £000	Total emoluments (excluding pension) 2001/02 £000	Total emoluments (excluding pension) 2000/01 £000
Chairman					
James Ross	143	–	22	165	120
(Non-executive Director)					
Executive Directors					
Roger Urwin	500	267	27	794	436
Edward Astle[2]	181	94	9	284	–
Stephen Box	350	155	27	532	455
William Davis[3]	83	54	2	139	–
Wob Gerretsen[4]	–	–	–	–	259
Steven Holliday[5]	270	146	28	444	1
David Jones[6]	–	35	–	35	665
Rick Sergel	486	224	18	728	620
Non-executive Directors					
Bob Faircloth	42	–	–	42	30
John Grant	35	–	–	35	30
Bonnie Hill[3]	4	–	–	4	–
Paul Joskow	57	–	–	57	45
Richard Reynolds	55	–	–	55	50
Total	2,206	975	133	3,314	2,711

1 Total cash bonus paid includes amounts invested by Directors in the Share Match Scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on Matching Shares. For US Directors, the total cash paid does not include deferred share awards.
2 Appointed to the Board on 1 September 2001.
3 Appointed to the Board on 11 February 2002.
4 Died on 19 October 2000.
5 Appointed to the Board on 30 March 2001.
6 Resigned from the Board on 31 March 2001. During the year David Jones received ex-gratia payments of £35,353 in respect of dividends on Matching Shares exercised.

The total remuneration of Roger Urwin, the highest-paid Director during the year, was £794,195 (2001: David Jones, £665,440).

Pension benefits earned by individual Executive Directors in 2001/02 were as follows:

	Age at 31 March 2002	Directors' contributions during year £000	Increase to accrued pension during year (net of inflation) £000	Accrued pension as at 31 March 2002[1] £000	Accrued pension as at 31 March 2001 £000
Roger Urwin	56	15	137	300	160
Edward Astle[2]	48	5	6	6	–
Stephen Box	51	11	17	54	36
William Davis[3]	60	–	–	458	–
Steven Holliday	45	8	9	9	–
Rick Sergel	52	–	77	347	270

1 Accrued pension represents the pension that would be paid annually at age 60 if the Director resigned on 31 March 2002.
2 Edward Astle was appointed to the Board in September 2001.
3 William Davis was appointed to the Board in February 2002. As part of the Niagara Mohawk acquisition, a lump sum of £6,265,202 was paid into the Niagara Mohawk's Supplemental Executive Retirement Plan, any future pension benefits payable by National Grid shall be offset by the annuity value of this lump sum payment.
4 Rick Sergel's entitlement to accrued pension as at 31 March 2001 was previously understated as £229,234. This error was due to not correctly factoring in pensionable bonus payments.

Non-cash benefits The Company provides competitive benefits such as a fully expensed car or cash alternative in lieu of car, chauffeur, private medical insurance, life assurance and long term ill-health insurance to the Executive Directors. US Executive Directors also receive financial counselling. Taxable benefits, such as hotel expenses, have also been incurred by certain Executive Diretors directly in relation to the relocation of the Group's head office.

Service contracts Service contracts for Executive Directors are set at one year's notice. The application of longer contract periods at appointment, reducing after an initial period, is considered appropriate by the Board to recruit and retain key executives. In this regard, the initial periods of Rick Sergel's, Steven Holliday's and Edward Astle's contracts were for fixed periods of three, two and two years respectively. These terms reduce to one year rolling from March 2002 for Rick Sergel and Steven Holliday, and from September 2002 for Edward Astle. William Davis' contract is for a fixed period of two years.

Share ownership guidelines Executive Directors are encouraged to build up and retain a shareholding of one times annual base salary and that, as a minimum, this should be achieved by retaining 50 per cent of the after tax gain on any options exercised through the executive share plans.

Non-executive Directors' remuneration

Non-executive Directors receive an annual fee of £30,000 with an additional £5,000 payable for committee chairmanship. Richard Reynolds receives a fee of £25,000 in respect of additional duties as a member of the Supervisory Board of Intelig and Paul Joskow receives a fee of $30,000 in respect of strategic advice he provides on regulatory issues to National Grid USA. A fee of £1,000 is paid for each Board meeting that Non-executive Directors attend outside of their country of residence.

The Non-executive Chairman receives an annual fee of £175,000.

Non-executive fees are determined by the Board, or by a Committee authorised by the Board, subject to the limits applied by National Grid's Articles of Association.

Directors' interests in share options

Directors' interests in share options over the ordinary shares of National Grid are as follows:

	Options held at 1 April 2001	Options exercised during the year	Options granted during the year	Options held at 31 March 2002	Exercise price per share (pence)	Normal Exercise period	
Roger Urwin							
Executive	169.340	–	–	169,340	280.50	Sep 2000	Sep 2007
	91,656	–	–	91,656	375.75	June 2001	June 2008
	22,098	–	–	22,098	455.25	June 2002	June 2009
	33,867	–	–	33,867	531.50	June 2003	June 2010
	–	–	133,214	133,214	563.00	June 2004	June 2011
Share Match[1]	4,047	–	–	4,047	All-100.0	June 2001	June 2005
	3,884	–	–	3,884	in total	Jan 2002	June 2006
	3,859	–	–	3,859		Jan 2002	June 2007
	–	–	5,635	5,635		June 2004	June 2008
Sharesave	–	–	3,692	3,692	457.00	Sep 2006	Feb 2007
Total	328,751	–	142,541	471,292			
Edward Astle							
Executive	–	–	193,952	193,952	479.50	Sep 2004	Sep 2011
Total	–	–	193,952	193,952			
Stephen Box							
Executive	160,427	–	–	160,427	280.50	Sep 2000	Sep 2007
	93,147	–	–	93,147	375.75	June 2001	June 2008
	43,931	–	–	43,931	455.25	June 2002	June 2009
	37,630	–	–	37,630	531.50	June 2003	June 2010
	–	–	93,250	93,250	563.00	June 2004	June 2011
Share Match[1]	2,955	2,955[2]	–	–	All-100.0	June 2001	June 2005
	3,844	–	–	3,844	in total	Jan 2002	June 2006
	4,122	–	–	4,122		Jan 2002	June 2007
	–	–	6,134	6,134		June 2004	June 2008
Sharesave	3,125	3,125[3]	–	–	312.00	Sep 2001	Feb 2002
Total	349,181	6,080	99,384	442,485			
Steven Holliday							
Executive	150,000	–	–	150,000	540.00	Mar 2004	Mar 2011
	–	–	71,936	71,936	563.00	June 2004	June 2011
Share Match[1]	–	–	–	–			
Sharesave	–	–	3,692	3,692	457.00	Sep 2006	Feb 2007
Total	150,000	–	75,628	225,628			
Rick Sergel							
Executive	201,845	–	–	201,845	566,50	Mar 2003	Mar 2010
	–	–	134,321	134,321	563.00	June 2004	June 2011
Share Match[1]	–	–	–	–			
Thrift Plans	–	–	–	–			
Total	201,845	–	134,321	336,166			
Total	1,029,777	6,080	645,826	1,669,523			

1 Share Match options granted during the year relate to the annual bonus paid for the financial year ended 31 March 2001. As a result of the Scheme of Arrangement, Share Match Options awarded in 1999 and 2000 became exercisable on 31 January 2002.

2 The closing mid-market price of an ordinary share in National Grid on 30 July 2001, the date on which Stephen Box exercised his Share Match grant, was 464.0 pence. Stephen Box retained his residue of the shares after payment of tax.

3 The closing mid-market price of an ordinary share in National Grid on 3 September 2001, the date on which Stephen Box exercised his Sharesave options, was 475.5 pence. Stephen Box retained the shares.

4 The aggregate gain on the exercise of share options by Directors during the year was £19,162.

5 The closing mid-market price of an ordinary share in National Grid on 28 March 2002, the last day of trading in the 2001/02 financial year, was 463.3 pence. The range during the period 1 April 2001 to 31 March 2002 was 581.0 pence (high) and 417.3 pence (low).

At the completion of the Niagara Mohawk acquisition William Davis held Stock Appreciation Rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid American Depositary Shares (ADSs). Each SAR ADS constitutes a notional right over 5 National Grid shares. At exercise a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

	Options held at 1 April 2001	Options exercised during the year	Options granted during the year	Options held at 31 March 2002	Exercise price per SAR$	Normal Exercise period	
William Davis							
SARs	–	–	58,629	58,629	26.20	Aug 1998	Dec 2008
			58,629	58,629	26.20	Aug 1998	Dec 2008
			52,766	52,766	23.04	Jan 2000	Dec 2010
Total			170,024	170,024			

Directors' beneficial interests

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below: (All interests at 1 April 2001 were in National Grid Group plc ordinary shares of $11^{13}/_{17}$ pence each. Following the Scheme of Arrangement on 31 January 2002 all interests are in National Grid Group plc ordinary shares of 10 pence each.)

	Ordinary shares at 31 March 2002	Ordinary shares at 1 April 2001	**Options over ordinary shares at 31 March 2002**	Options over ordinary shares at at 1 April 2001
James Ross	**19,000**	19,000	**–**	–
Roger Urwin	**147,920**	144,539	**471,292**	328,751
Edward Astle	**–**	–	**193,952**	–
Stephen Box	**18,459**	6,552	**442,485**	349,181
William Davis	**11,520**	–	**–**	–
Bob Faircloth	**–**	–	**–**	–
John Grant	**10,000**	10,000	**–**	–
Steven Holliday	**–**	–	**225,628**	150,000
Paul Joskow	**5,000**	5,000	**–**	–
Richard Reynolds	**10,000**	10,000	**–**	–
Rick Sergel	**2,763**	1,257	**336,166**	201,845

On 23 April 2002, the Trustee of the National Grid USA Incentive Thrift Plan, purchased additional ADSs increasing Rick Sergel's total interest to the equivalent of 2,937 ordinary shares.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2002 and 29 May 2002.

Each of the Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday, and Rick Sergel), excepting William Davis, was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 12,484,040 National Grid ordinary shares held by the QUEST and the 745,327 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2002.

Directors' responsibilities for the preparation of the Group accounts

The Directors are required to prepare Group accounts for each fiscal year, which present fairly, in all material respects, the consolidated financial position of the Group at the fiscal year end and the consolidated results of operations and cash flows of the Group for that period.

The Directors are also required to consider whether, in preparing the Group accounts for the fiscal years shown on pages 42 to 82 the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. They also consider whether all accounting principles which they consider to be applicable have been followed and ascertain whether it is appropriate for the Group accounts to be prepared on the going concern basis.

The Directors are responsible for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the Group accounts comply with the UK Companies Act 1985. They are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors' report to the shareholders of National Grid Group plc

Independent auditors' report to the members of National Grid Group plc

We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the related notes on pages 42 to 82, and the Director's remuneration disclosures on pages 34 to 38.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Report on Form 20-F and the accounts in accordance with applicable United Kingdom and United States laws and Accounting Standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board (APB), and the Listing Rules of the United Kingdom Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors' report, the Chairman's statement, the Operating and financial review and the Corporate governance statement.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

United Kingdom Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States Opinion

In our opinion the accounts present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2002 and 2001 and the results of its operations and its cash flows for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in note 1 to the accounts, during the year ended 31 March 2002 the Group adopted Financial Reporting Standard 19 "Deferred tax" and has also adopted a revised presentation of the minority interests' share of the results of associated undertakings. Prior year numbers have been restated.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the net income for the years ended 31 March 2002, 31 March 2001 and 31 March 2000, and consolidated shareholders' equity at 31 March 2002 and 2001, all expressed in pounds sterling, as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in note 32 to the accounts.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
29 May 2002

a Basis of preparation of accounts

The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differs in certain significant respects to US GAAP. A summary of the main differences between UK and US GAAP is set out in note 32.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

During the year, the Group has adopted FRS 18 "Accounting Policies" and FRS 19 "Deferred Tax". There has been no material impact to the Group of adopting FRS 18. The impact of adopting FRS 19 is shown in note 1.

The Group is following the transitional arrangements of FRS 17 "Retirement Benefits". The required disclosures are shown in note 7. Full adoption of the standard is required by the year ended 31 March 2004.

b Basis of consolidation

The Group accounts include the accounts of the Company and all its subsidiary undertakings, ("Group undertakings"), together with the Group's share of the results and net assets or liabilities of its associate and joint ventures ("associated undertakings"), less any provision for impairment. An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence.

The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain Group undertakings and joint ventures have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group businesses and associated undertakings are included in the Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In respect of the results included in the Group accounts for the year ended 31 March 2002 for the associate ("Energis"), the Group accounts only include the Group's share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date the Group accounts were signed.

During the year National Grid Group plc (formerly New National Grid plc) was introduced as the new holding company of the National Grid Group by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied, as if the company had always been the holding company of the Group.

c Goodwill

Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life - up to 20 years.

d Foreign currencies

The results of the Group's overseas operations are translated into sterling at weighted average rates of exchange. Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, the relevant asset or liability is translated at the rate of exchange under the related derivative.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken to reserves.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

e Deferred taxation

Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax assets are only recognised to the extent that their recovery is considered more likely than not.

Deferred tax balances have not been discounted.

f Tangible fixed assets and depreciation

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Costs include payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on an annual basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

	Years
Plant and machinery	
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity interconnector plant	15 to 25
Gas plant – mains and services	45 to 65
Gas plant – metering, measuring and regulating equipment	33 to 40
Freehold and leasehold properties	up to 65
Motor vehicles and office equipment	3 to 5

g Stocks

Stocks which primarily comprise of consumable stores are valued at cost less provision for obsolescence.

h Regulatory assets

Regulatory assets established in accordance with the principles of SFAS 71 "Accounting for the Effects of Certain Types of Regulation" are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 15).

i Decommissioning

Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

j Turnover

Turnover primarily represents the amounts derived from the supply and generation of energy and the provision of related services, including the recovery of stranded costs (note 2). Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

k Pensions and other post-retirement benefits

The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular cost are allocated over the estimated average remaining service lives of current employees.

l Leases

Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

m Financial instruments

Derivative financial instruments ("derivatives") are used by the Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements and indexed swap contracts relating to the purchase of energy.

All transactions are undertaken or maintained to provide a commercial hedge of the interest, currency or commodity price risks associated with the Group's underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

Indexed linked swap contracts relating to the purchase of energy are marked to market and a corresponding movement in the value of a related regulatory asset is also recognised.

Group profit and loss account
for the years ended 31 March

	notes	2002 £m	2001 (restated) £m	2000 (restated) £m
Turnover, including share of joint ventures		4,660.3	4,004.1	1,677.5
Less: share of joint ventures' turnover (continuing operations)		(259.3)	(204.4)	(62.8)
Group turnover				
- continuing operations		3,921.9	3,799.7	1,614.7
- acquisition		479.1	–	–
	2a	4,401.0	3,799.7	1,614.7
Operating costs	3	(3,893.6)	(3,094.2)	(1,042.9)
Operating profit of Group undertakings				
- continuing operations		505.7	705.5	571.8
- acquisition		1.7	–	–
	2b	507.4	705.5	571.8
Share of joint ventures' and associate's operating loss (continuing operations)	2b	(636.8)	(96.0)	(26.0)
Operating (loss)/profit				
- Before exceptional items and goodwill amortisation	2b	874.7	739.4	554.0
- Exceptional costs	4a	(121.4)	(45.3)	–
- Impairment of investments in joint ventures and associate	4b	(792.3)	–	–
- Goodwill amortisation		(90.4)	(84.6)	(8.2)
Total operating (loss)/profit (continuing operations, including acquisition)	2b	(129.4)	609.5	545.8
Exceptional profit relating to partial disposal of Energis	4c	20.1	243.3	1,029.6
Profit on disposal of investments	4d	10.6	20.1	–
Profit on disposal of tangible fixed assets		22.0	–	–
Net interest				
- Excluding exceptional item	8	(292.5)	(255.1)	(67.5)
- Exceptional item	8	(92.5)	–	–
	8	(385.0)	(255.1)	(67.5)
(Loss)/profit on ordinary activities before taxation		(461.7)	617.8	1,507.9
Taxation				
- Excluding exceptional items	9	(85.4)	(182.1)	(152.8)
- Exceptional items	9	60.1	235.4	(229.5)
	9	(25.3)	53.3	(382.3)
(Loss)/profit on ordinary activities after taxation		(487.0)	671.1	1,125.6
Minority interests				
- Equity		(5.2)	(5.1)	(3.6)
- Non-equity		(1.1)	(1.8)	–
		(6.3)	(6.9)	(3.6)
(Loss)/profit for the year		(493.3)	664.2	1,122.0
Dividends	10	(264.6)	(223.0)	(205.5)
Retained (loss)/profit	23	(757.9)	441.2	916.5
(Loss)/earnings per ordinary share				
- Basic, including exceptional items and goodwill amortisation	11	(32.3)p	45.0p	76.2p
- Basic, excluding exceptional items and goodwill amortisation	11	32.1p	20.0p	22.5p
- Diluted, including exceptional items and goodwill amortisation	11	(32.3)p	43.0p	71.7p
- Diluted, excluding exceptional items and goodwill amortisation	11	32.1p	19.8p	22.0p
Dividends per ordinary share	10	16.04p	15.08p	13.94p

Group statement of total recognised gains and losses
for the years ended 31 March

	note	2002 £m	2001 (restated) £m	2000 (restated) £m
(Loss)/profit for the year		(493.3)	664.2	1,122.0
Exchange adjustments		(58.3)	(14.7)	3.1
Tax on exchange adjustments		21.6	31.9	–
Total recognised gains and losses relating to the year		(530.0)	681.4	1,125.1
Prior year adjustment	1	(802.3)		
Total gains and losses recognised since last annual report		(1,332.3)		

Balance sheets
at 31 March

	notes	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m
Fixed assets				
Intangible assets - goodwill	12	2,113.0	1,386.2	–
Tangible assets	13	9,121.7	5,617.3	–
Investments in joint ventures				
- Share of gross assets		876.1	1,133.6	–
- Share of gross liabilities		(675.9)	(799.7)	–
- Share of net assets		200.2	333.9	–
- Loans to joint ventures		86.8	64.9	–
- Impairment of investments in joint ventures		(230.0)	–	–
Investments in joint ventures (net of impairment)		57.0	398.8	–
Investment in associate (net of impairment)		–	401.9	–
Other investments		241.3	145.1	2,080.0
Total investments	14	298.3	945.8	2,080.0
		11,533.0	7,949.3	2,080.0
Current assets				
Stocks		56.1	34.1	–
Debtors (amounts falling due within one year)	15	1,527.9	880.4	2,029.1
Debtors (amounts falling due after one year)	15	4,054.4	1,053.9	–
Assets held for exchange	16	16.6	16.6	–
Investment held for resale	27	15.4	–	–
Cash and deposits		212.6	271.2	3.7
		5,883.0	2,256.2	2,032.8
Creditors (amounts falling due within one year)				
Borrowings		(1,451.9)	(1,008.7)	(604.4)
Other creditors		(1,517.4)	(1,205.0)	(1,513.2)
	17	(2,969.3)	(2,213.7)	(2,117.6)
Net current assets/(liabilities)		2,913.7	42.5	(84.8)
Total assets less current liabilities		14,446.7	7,991.8	1,995.2
Creditors (amounts falling due after more than one year)				
Convertible bonds		(491.3)	(480.3)	–
Other borrowings		(6,510.1)	(2,700.4)	–
Other creditors		(1,116.6)	(574.8)	–
	18	(8,118.0)	(3,755.5)	–
Provisions for liabilities and charges				
Joint ventures				
- Share of gross assets		296.3	–	–
- Share of gross liabilities		(333.6)	–	–
- Share of net liabilities		(37.3)	–	–
Other provisions		(2,997.0)	(1,521.0)	(76.6)
	21	(3,034.3)	(1,521.0)	(76.6)
Net assets employed		3,294.4	2,715.3	1,918.6
Capital and reserves				
Called up share capital	22	177.7	148.5	177.7
Share premium account	23	1,243.4	–	1,243.4
Merger reserve	23	359.5	303.1	–
Profit and loss account	23	1,416.0	2,221.9	497.5
Equity shareholders' funds		3,196.6	2,673.5	1,918.6
Minority interests				
Equity		19.1	21.8	–
Non-equity	24	78.7	20.0	–
		97.8	41.8	–
		3,294.4	2,715.3	1,918.6

There are no comparatives shown for the 2001 Company balance sheet. The Company was in existence at 31 March 2001 but all balances were less than £0.1m.

The accounts on pages 42 to 82 inclusive were approved by the Board of Directors on 29 May 2002 and were signed on its behalf by:

J H Ross Chairman
S J Box Finance Director

Group cash flow statement
for the years ended 31 March

	notes	2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities	*26a*	1,255.4	810.6	682.0
Dividends from joint ventures		12.8	20.3	4.5
Returns on investments and servicing of finance				
Interest received		56.3	94.8	92.0
Interest paid and similar charges		(405.3)	(398.2)	(156.7)
Dividends paid to minority interests		(8.5)	(3.5)	–
Net cash outflow for returns on investments and servicing of finance		(357.5)	(306.9)	(64.7)
Taxation				
Corporate tax paid		(7.3)	(137.2)	(274.3)
Capital expenditure				
Payments to acquire tangible fixed assets		(500.0)	(471.6)	(292.2)
Receipts of capital contributions		7.8	2.2	7.6
Receipts from disposals of tangible fixed assets		27.8	11.8	5.4
Net cash outflow for capital expenditure		(464.4)	(457.6)	(279.2)
Acquisitions and disposals				
Payments to acquire investments		(49.7)	(337.2)	(144.5)
Receipts from disposal of investments	*26b*	36.5	195.9	–
Acquisition of Group undertakings	*26c*	(933.5)	(440.9)	(2,045.1)
Receipts from sales of Energis shares		–	–	952.9
Net cash outflow for acquisitions and disposals		(946.7)	(582.2)	(1,236.7)
Equity dividends paid		(229.5)	(212.5)	(197.6)
Net cash outflow before the management of liquid resources and financing		(737.2)	(865.5)	(1,366.0)
Management of liquid resources				
Decrease in short term deposits		336.2	775.2	618.8
Net cash inflow from the management of liquid resources	*26d,e*	336.2	775.2	618.8
Financing				
Issue of ordinary shares		12.2	7.0	5.5
Payments to repurchase ordinary shares		–	–	(1.1)
New borrowings		3,414.4	1,015.4	1,029.3
Borrowings repaid		(2,972.0)	(934.0)	(260.1)
Increase in borrowings	*26d,e*	442.4	81.4	769.2
Net cash inflow from financing		454.6	88.4	773.6
Movement in cash and overdrafts	*26d,e*	53.6	(1.9)	26.4

1 Prior year adjustments

a Deferred tax

The adoption of FRS 19 "Deferred Tax" has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior year adjustment in accordance with FRS 3. The effect on the Group balance sheet at 31 March 2001 and 31 March 2000 is shown below.

	31 March 2001			31 March 2000		
	As previously reported £m	Deferred tax adjustments £m	Restated £m	As previously reported £m	Deferred tax adjustments £m	Restated £m
Intangible assets - goodwill	1,186.2	200.0	1,386.2	844.7	210.5	1,055.2
Investments in joint ventures	400.3	(1.5)	398.8	205.9	(1.6)	204.3
Investment in associate	414.9	(13.0)	401.9	205.8	(4.9)	200.9
Debtors (amounts falling due after one year)	1,016.5	37.4	1,053.9	798.3	–	798.3
Provisions for liabilities and charges	(495.8)	(1,025.2)	(1,521.0)	(461.4)	(898.8)	(1,360.2)
Movement in equity shareholders' funds		(802.3)			(694.8)	

Profit after taxation for the year ended 31 March 2001 has been reduced by £104.8m (2000: £26.4m).

It is impractical to determine the effect on the current year results of adopting FRS 19, due to the acquisition of Niagara Mohawk Holdings Inc during the year.

b Minority interests

Prior year numbers have also been restated to reflect a revised presentation of the minority interests' share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation are now included within minority interests.

2 Segmental analysis

a Turnover

	Turnover								
	Total sales 2002 £m	**Sales between businesses 2002 £m**	**Sales to third parties 2002 £m**	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m	Total sales 2000 £m	Sales between businesses 2000 £m	Sales to third parties 2000 £m
Turnover, including share of joint ventures	4,715.0	54.7	4,660.3	4,049.3	45.2	4,004.1	1,715.3	37.8	1,677.5
Less: share of joint ventures' turnover	(259.3)	–	(259.3)	(204.4)	–	(204.4)	(62.8)	–	(62.8)
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Continuing operations									
Transmission - UK	1,241.8	22.7	1,219.1	1,315.6	16.8	1,298.8	1,319.7	16.9	1,302.8
- USA	208.2	3.7	204.5	194.7	3.4	191.3	3.4	0.6	2.8
Distribution - USA	1,678.5	0.9	1,677.6	1,519.0	0.6	1,518.4	25.8	–	25.8
Stranded costs recovery and generation - USA	251.5	0.1	251.4	334.9	0.1	334.8	6.1	–	6.1
Interconnectors - UK	63.1	0.2	62.9	83.6	–	83.6	86.6	–	86.6
- USA	45.5	0.9	44.6	47.9	–	47.9	1.3	–	1.3
Telecommunications	30.3	2.1	28.2	43.3	–	43.3	27.6	–	27.6
Other activities	457.7	24.1	433.6	305.9	24.3	281.6	182.0	20.3	161.7
	3,976.6	54.7	3,921.9	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Acquisition (Niagara Mohawk)									
Electricity - USA	375.0	–	375.0	–	–	–	–	–	–
Gas - USA	104.1	–	104.1	–	–	–	–	–	–
	479.1	–	479.1	–	–	–	–	–	–
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Europe			1,729.3			1,696.6			1,576.1
North America			2,671.7			2,103.1			38.6
			4,401.0			3,799.7			1,614.7

2 **Segmental analysis** continued

a Turnover continued

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Continuing operations "Other activities" turnover primarily comprises market services, including EnMO which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

b Operating profit/(loss)

	Operating profit/(loss)					
	Before exceptional items and goodwill amortisation			After exceptional items and goodwill amortisation		
	2002 **£m**	2001 (restated) £m	2000 (restated) £m	**2002** **£m**	2001 (restated) £m	2000 (restated) £m
Continuing operations						
Transmission - UK	**524.7**	486.3	523.1	**484.9**	486.3	523.1
- USA	**60.3**	49.6	1.3	**48.0**	37.6	0.9
Distribution - USA	**165.6**	154.8	1.7	**110.5**	101.8	0.7
Stranded costs recovery and generation - USA	**44.3**	61.7	0.2	**44.3**	61.7	0.2
Interconnectors - UK	**19.8**	42.8	46.6	**19.8**	42.8	46.6
- USA	**17.3**	22.3	0.6	**17.3**	22.3	0.6
- Other	**–**	(0.1)	(0.9)	**–**	(0.1)	(0.9)
Telecommunications	**(17.2)**	(3.0)	(1.1)	**(21.6)**	(7.3)	(1.3)
Other activities	**(4.8)**	6.7	3.2	**(11.5)**	5.7	1.9
Impairment of investments in joint ventures and associate	**–**	–	–	**(186.0)**	–	–
Exceptional costs - USA	**–**	–	–	**–**	(45.3)	–
	810.0	821.1	574.7	**505.7**	705.5	571.8
Acquisition (Niagara Mohawk)						
Electricity - USA	**66.8**	–	–	**61.4**	–	–
Gas - USA	**17.0**	–	–	**15.8**	–	–
Other - USA	**(0.7)**	–	–	**(0.7)**	–	–
Exceptional costs - USA	**–**	–	–	**(74.8)**	–	–
	83.1	–	–	**1.7**	–	–
Group undertakings	**893.1**	821.1	574.7	**507.4**	705.5	571.8
Telecommunications - Energis	**(3.7)**	4.4	1.9	**(407.5)**	(9.4)	(3.4)
- Intelig	**(35.5)**	(118.0)	(44.1)	**(151.7)**	(118.0)	(44.1)
- Other	**(15.3)**	(3.4)	–	**(113.7)**	(3.9)	–
Other electricity activities	**36.1**	35.3	21.5	**36.1**	35.3	21.5
Joint ventures and associate	**(18.4)**	(81.7)	(20.7)	**(636.8)**	(96.0)	(26.0)
Total operating profit/(loss)	**874.7**	739.4	554.0	**(129.4)**	609.5	545.8
Europe	**511.3**	545.0	577.6	**(48.8)**	531.2	572.3
North America	**378.3**	288.0	(1.4)	**225.1**	172.4	(4.3)
Latin America	**(19.3)**	(97.8)	(26.2)	**(310.1)**	(98.3)	(26.2)
Rest of the World	**4.4**	4.2	4.0	**4.4**	4.2	4.0
	874.7	739.4	554.0	**(129.4)**	609.5	545.8
Electricity	**931.2**	860.4	598.1	**811.9**	749.1	595.4
Gas	**15.2**	(1.0)	(0.8)	**14.0**	(1.0)	(0.8)
Telecommunications	**(71.7)**	(120.0)	(43.3)	**(880.5)**	(138.6)	(48.8)
Exceptional costs - USA	**–**	–	–	**(74.8)**	–	–
	874.7	739.4	554.0	**(129.4)**	609.5	545.8

In 2002, an exceptional charge relating to the impairment of investments in joint ventures and associate of £792.3m, as explained in note 4b, has been reflected in the segmental analysis of operating profit shown above. Included within this amount is £186.0m that relates to the recognition of related liabilities attributable to group undertakings.

It is not practical to allocate the 2002 exceptional costs of £74.8m (see note 4a) relating to the acquisition of Niagara Mohawk over the Niagara Mohawk segments, as a consequence of the ongoing reorganisation of its activities with those of National Grid USA.

It is not practical to allocate the 2001 exceptional costs (see note 4a) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

2 **Segmental analysis** continued

c Total and net assets

	Total assets 2002 £m	Total assets 2001 (restated) £m	Net assets 2002 £m	Net assets 2001 (restated) £m
Continuing operations				
Transmission - UK	3,537.7	3,426.2	3,141.9	3,055.9
- USA	748.1	796.1	733.6	753.4
Distribution - USA	2,747.6	2,872.1	2,502.1	2,587.8
Stranded costs recovery and generation - USA	945.1	1,078.6	319.8	344.6
Interconnectors - UK	157.1	154.9	150.9	152.1
- USA	172.2	191.2	169.9	190.6
- Other	17.6	11.0	16.8	9.8
Telecommunications	175.0	153.7	(18.2)	148.5
Other activities	372.2	377.1	83.4	184.9
	8,872.6	9,060.9	7,100.2	7,427.6
Acquisition (Niagara Mohawk)				
Electricity - USA	6,771.8	–	5,372.0	–
Gas - USA	972.5	–	844.5	–
Other - USA	331.6	–	328.0	–
	8,075.9	–	6,544.5	–
Group undertakings	16,948.5	9,060.9	13,644.7	7,427.6
Continuing operations				
Telecommunications - Energis	–	401.9	–	401.9
- Intelig	–	164.8	–	164.8
- Other	0.2	110.5	0.2	110.5
Generation - USA	28.4	32.8	28.4	32.8
Other electricity activities	28.4	90.7	(8.8)	90.7
Joint ventures and associate	57.0	800.7	19.8	800.7
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)
	17,416.0	10,205.5	3,294.4	2,715.3
Europe	3,942.3	4,247.3	3,205.3	3,821.9
North America	13,031.0	5,270.2	10,465.1	4,063.5
Latin America	–	317.7	(37.3)	317.7
Rest of the World	32.2	26.4	31.4	25.2
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)
	17,416.0	10,205.5	3,294.4	2,715.3

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange, investment held for resale, cash and deposits and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends, investment in own shares, assets held for exchange, financial instruments, investment held for resale and taxation related regulatory assets.

2 Segmental analysis continued

d Other segmental information

	Capital expenditure			Depreciation and amortisation		
	2002 **£m**	2001 £m	2000 £m	**2002** **£m**	2001 (restated) £m	2000 (restated) £m
Continuing operations						
Transmission - UK	**370.6**	361.2	286.5	**170.2**	147.7	133.7
- USA	**35.7**	29.4	0.8	**26.2**	25.3	0.5
Distribution - USA	**120.0**	84.3	2.6	**141.7**	129.0	2.6
Stranded costs recovery and generation - USA	**3.2**	9.9	–	**10.3**	40.6	0.9
Interconnectors - UK	**1.5**	0.9	–	**13.4**	13.3	13.2
- USA	**–**	–	0.9	**14.3**	13.9	0.3
- Other	**6.2**	2.9	–	**–**	–	–
Telecommunications	**20.0**	30.0	–	**7.1**	5.8	0.1
Other activities	**18.1**	17.2	25.3	**2.1**	4.4	7.3
	575.3	535.8	316.1	**385.3**	380.0	158.6
Acquisition (Niagara Mohawk)						
Electricity - USA	**15.1**	–	–	**45.8**	–	–
Gas - USA	**2.9**	–	–	**5.8**	–	–
	18.0	–	–	**51.6**	–	–
Group undertakings	**593.3**	535.8	316.1	**436.9**	380.0	158.6
Europe	**384.6**	378.5	311.7	**183.5**	162.8	152.5
North America	**202.5**	154.4	4.4	**253.4**	217.2	6.1
Rest of the World	**6.2**	2.9	–	**–**	–	–
	593.3	535.8	316.1	**436.9**	380.0	158.6

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

3 Operating costs

	Continuing operations 2002 £m	Acquisition 2002 £m	Total 2002 £m	2001 (restated) £m	2000 (restated) £m
Depreciation	296.2	23.0	319.2	276.5	154.9
Payroll costs (note 5a)	304.5	60.8	365.3	302.7	127.5
Purchases of electricity	1,249.3	160.9	1,410.2	1,247.9	124.8
Purchases of gas	–	58.0	58.0	–	–
Rates and property taxes	171.1	25.5	196.6	176.5	103.7
Balancing services incentive scheme direct costs(i)	203.8	–	203.8	219.6	212.6
EnMO direct costs	394.9	–	394.9	201.2	70.7
Other operating charges	796.4	149.2	945.6	669.8	248.7
	3,416.2	477.4	3,893.6	3,094.2	1,042.9

	2002 £m	2001 (restated) £m	2000 (restated) £m
Operating costs include:			
Research and development costs	6.2	8.1	7.8
Operating lease rentals			
- Plant and machinery	7.6	4.2	0.1
- Other	19.3	15.1	3.3
Amortisation of goodwill(ii)	78.4	70.3	2.9
Amortisation of regulatory assets	34.9	33.2	0.8
Other amortisation	4.4	–	–
Auditors' remuneration			
- Statutory audit fees (Company £8,000 (2001: £nil))	1.9	1.0	0.5
- Taxation, acquisition activity (including due diligence), and other strategic advice	4.0	3.6	1.4
- Stock exchange related	0.3	0.1	0.4
- Regulatory related services	0.2	0.8	0.9
- Other	0.1	0.6	0.3
	4.6	5.1	3.0
	6.5	6.1	3.5

(i) Comparative period figures relate to a predecessor scheme.

(ii) Excludes goodwill of £12.0m (2001: £14.3m; 2000: £5.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £4.6m (2001: £5.1m; 2000: £3.0m), fees of: a) £1.8m (2001: £1.5m; 2000: £1.2m), incurred in respect of acquisitions, have been capitalised and; b) £nil (2001: £0.5m; 2000: £nil), incurred in respect of disposals, have been charged in arriving at the profit on disposal of investments. Fees of £nil (2001: £4.3m; 2000: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Amounts charged in respect of other major accounting firms during 2002 amounted to £1.1m (2001: £1.7m; 2000: £0.7m).

4 Exceptional items

a Exceptional costs

The 2002 exceptional costs of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

b Impairment of investments in joint ventures and associate

The exceptional charge of £792.3m (£774.6m after tax) relates to the write-down of the Group's investment in its joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

c Exceptional profit relating to partial disposal of Energis

The 2002 exceptional profit of £20.1m (£20.1m after tax) relates to the partial disposal of Energis arising from a reduction in the Group's interest in Energis plc, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

The 2001 exceptional profit of £243.3m (restated) (£243.3m (restated) after tax) arises from reductions in the Group's interest in Energis primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001.

The 2000 exceptional profit of £1,029.6m (restated) relating to the partial disposal of the Group's shareholding in Energis comprises a profit of £896.9m (restated) (£667.4m (restated) after tax) resulting from the sale of 28.9m shares in Energis; and a profit of £132.7m (restated) (£132.7m (restated) after tax) resulting from reductions in the Group's interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

4 **Exceptional items** continued

d Profit on disposal of investments

The 2002 exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture. The results of the joint venture up to the date of disposal are included within the Group's share of joint ventures' results.

The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

e Financing

The 2002 exceptional net interest charge of £92.5m (£92.5m after tax) relates to the Group's share of a joint venture's exceptional net interest charge. The exceptional charge arises as a result of the devaluation of the Argentine peso, resulting in the joint venture reflecting an exceptional foreign exchange financing related devaluation charge in its profit and loss account.

f Exceptional tax credit

The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

5 Payroll costs and employees

	2002 £m	2001 £m	2000 £m
a Payroll costs			
Wages and salaries	398.2	326.0	129.4
Social security costs	28.4	26.3	11.5
Other pension costs	21.6	18.9	10.4
	448.2	371.2	151.3
Less: amounts capitalised	(82.9)	(68.5)	(23.8)
	365.3	302.7	127.5

	31 March 2002 Number	**Average 2002 Number**	Average 2001 Number	Average 2000 Number
b Number of employees				
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Latin America	14	17	17	13
Rest of the World	7	8	8	6
Continuing operations	6,949	7,195	7,523	3,810
Acquisition - North America (Niagara Mohawk)	6,287	1,048	–	–
	13,236	8,243	7,523	3,810

The vast majority of employees in:

- Europe are either directly or indirectly employed in the transmission of electricity in the UK.

- North America (excluding Niagara Mohawk) are either directly or indirectly employed in the transmission, distribution and generation of electricity in the USA.

- North America (Niagara Mohawk) are either directly or indirectly employed in the transmission and distribution of electricity and gas supply in the USA.

6 Directors' emoluments and interests in shares

Details of Directors' emoluments and interests in shares are contained on pages 34 to 38.

7 Pensions and post-retirement benefits

Substantially all of the Group's UK employees are members of the Electricity Supply Pension Scheme ("the Scheme"), a defined benefit funded scheme. The assets of the Scheme are held in a separate trustee administered fund. The Scheme is divided into sections, one of which is the Group's section. The latest full actuarial valuation of the Group's section of the Scheme was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5% on investments held in respect of members before they reach retirement and 3.5% on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The total market value of the assets relating to the Group's section of the Scheme at 31 March 2001 was £1,336.3m and the actuarial value of the assets represented approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The agreed contribution rate for the forthcoming year is 6%.

Substantially all of the Group's USA employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of Niagara Mohawk (note 27)) and at 1 April 2001 for the remainder of the USA plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7% for Niagara Mohawk schemes and 4.7% for other USA schemes; that real annual increases in salary would average 0.25% for Niagara Mohawk schemes and 0.5% for other USA schemes; that inflation would average 3.0% for Niagara Mohawk schemes and 4.0% for other USA schemes; and that nominal increases in pensions would be nil. The market value of the assets relating to the Group's USA defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total US dollar 2,126m and the actuarial value of the assets represented 91% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the USA plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6m (2001: £18.9m; 2000: £10.4m) represents the regular pension cost of £18.5m (2001: £21.2m; 2000: £13.0m) plus a variation from the regular pension cost totalling £3.1m (2001: £2.3m (net credit); 2000: £2.6m (net credit)), which includes a credit of £1.5m; (2001: £1.5m; 2000: £1.5m) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6m (2001: £28.2m).

In the USA, the Group provides health care and life insurance to eligible retired USA employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of net assets acquired on the acquisition of Niagara Mohawk (note 27)) and at 1 April 2001 for the remainder of the USA plans. The principal assumptions adopted were a discount rate of 7.50% and that medical costs would increase by 10% per annum, decreasing to 5% by 2007 and remain at this rate thereafter.

The cost of providing health care and life insurance to retired USA employees for the year ended 31 March 2002 amounted to £9.4m (2001: £7.3m; 2000, for the period 22 March 2000 to 31 March 2000: £0.2m).

FRS 17 Retirement benefits

On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 "Retirement Benefits", replacing SSAP 24 "Accounting for Pension Costs". FRS 17 is fully effective for periods ending on or after 22 June 2003, though disclosures are required in the transitional period commencing with the year ended 31 March 2002. Initial disclosures showing the assets and liabilities of the major plans are set out below. In respect of the USA pension and other post-retirement plans, information relating to these has been aggregated. The disclosures have been calculated using the projected unit method of valuation on the basis of the following assumptions:

	UK Pensions %	USA Pensions %	USA Other post-retirement benefits %
Rate of increase in salaries	3.8*	4.0	–
Rate of increase in pensions in payment and deferred pensions	2.9	–	–
Discount rate	6.0	7.5	7.5
Rate of increase in RPI	2.8	3.5	–
Initial health care cost trend rate	–	–	10.0
Ultimate health care cost trend rate	–	–	5.0

*A promotional age related salary scale has also been used.

7 Pensions and post-retirement benefits continued

FRS 17 Retirement benefits continued

An analysis of the assets held in the various pension and other post-retirement benefit schemes and the expected rates of return at 31 March 2002 were as follows:

	UK – Pensions		USA – Pensions		USA – Other post-retirement benefits	
	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m
Equities	7.8	848.9	10.2	902.2	10.3	236.4
Bonds	5.3	290.0	6.4	475.7	5.9	159.7
Property	6.3	82.9	8.0	11.2	–	–
Other	3.8	38.9	5.6	48.4	5.9	0.6
Total market value of assets		1,260.7		1,437.5		396.7
Present value of scheme liabilities		(1,312.2)		(1,623.1)		(884.0)
Scheme deficits		(51.5)		(185.6)		(487.3)
Related deferred tax asset		15.5		73.9		193.3
Net liabilities		(36.0)		(111.7)		(294.0)

The net pension liability for USA-Pensions comprises net pension assets relating to funded schemes in surplus of £30.7m, net pension liabilities relating to funded schemes in deficit of £98.1m and net pension liabilities relating to unfunded schemes of £44.3m.

If the above amounts had been recognised in the financial statements, the Group's net assets employed at 31 March 2002 would be as follows:

	£m
Net assets employed excluding net SSAP 24 liabilities	3,649.6
Net FRS 17 liabilities	(441.7)
Impact on regulatory assets of recognising net FRS 17 liabilities and related deferred tax	(89.3)
Net assets employed including net FRS 17 liabilities	3,118.6

The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve.

8 Net interest

	2002 £m	2001 (restated) £m	2000 (restated) £m
Bank loans and overdrafts	120.5	118.0	12.4
Other	225.9	232.1	146.0
Interest payable and similar charges	346.4	350.1	158.4
Interest capitalised	(25.7)	(20.7)	(20.4)
Interest payable and similar charges net of interest capitalised	320.7	329.4	138.0
Interest receivable and similar income	(72.6)	(112.9)	(95.0)
	248.1	216.5	43.0
Joint ventures (including exceptional net interest of £92.5m (2001: £nil; 2000: £nil), net of interest capitalised £10.1m (2001: £18.5m; 2000: £2.1m))	120.5	12.8	8.9
Associate	16.4	25.8	15.6
	385.0	255.1	67.5
Comprising:			
Net interest, excluding exceptional net interest	292.5	255.1	67.5
Exceptional net interest (note 4e)	92.5	–	–
Net interest, including exceptional net interest	385.0	255.1	67.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.2% (2001: 6.7%; 2000: 6.7%).

Interest payable and similar charges for 2001 included £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provided an economic hedge against dollar borrowings, but which did not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 included a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings.

9 Taxation

	2002 £m	2001 (restated) £m	2000 (restated) £m
United Kingdom			
- Corporation tax at 30%	39.5	(153.2)	347.4
- Adjustment to corporation tax in respect of prior years	(78.1)	(20.0)	–
- Deferred tax: timing differences	27.9	18.6	18.5
- Adjustment to deferred tax in respect of prior years	3.7	18.0	17.0
	(7.0)	(136.6)	382.9
Overseas			
- Corporate tax	73.3	26.7	2.8
- Adjustment to corporation tax in respect of prior years	1.4	–	–
- Deferred tax: timing differences	(48.4)	44.1	–
	26.3	70.8	2.8
	19.3	(65.8)	385.7
Joint ventures	6.2	4.2	2.9
Associate	(0.2)	8.3	(6.3)
	25.3	(53.3)	382.3
Comprising:			
Taxation - excluding exceptional items	85.4	182.1	152.8
Taxation - exceptional tax credit (note 4f)	–	(229.5)	–
Taxation - exceptional items	(60.1)	(5.9)	229.5
	(60.1)	(235.4)	229.5
	25.3	(53.3)	382.3

A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:	2002	2001 (restated)	2000 (restated)
	(% of profit before taxation)		
UK corporation tax rate	30.0	30.0	30.0
Increase/(decrease) resulting from:			
Goodwill amortisation and other permanent differences	7.4	8.6	0.1
Unrelieved tax losses (including overseas)	5.9	11.9	–
Overseas income taxed at other than UK statutory rate	(10.7)	(7.4)	–
Other	(0.4)	3.0	(1.5)
Effective tax rate before adjustment in respect of prior years and exceptional items	32.2	46.1	28.6
Adjustment in respect of prior years	(14.8)	(0.5)	3.3
Effective tax rate after adjustment in respect of prior years and before exceptional items	17.4	45.6	31.9
Exceptional items	(22.9)	(54.2)	(6.5)
Effective tax rate after exceptional items	(5.5)	(8.6)	25.4

10 Dividends

	2002 Per ordinary share pence	2001 Per ordinary share pence	2000 Per ordinary share pence	2002 £m	2001 £m	2000 £m
Ordinary dividends						
- Interim	6.46	6.05	5.59	95.6	89.5	82.5
- Proposed final	9.58	9.03	8.35	169.0	133.5	123.0
	16.04	15.08	13.94	264.6	223.0	205.5

11 Earnings per share

	Earnings per share 2002 pence	(Loss)/ profit for the year 2002 £m	Weighted average number of shares 2002 million	Earnings per share 2001 (restated) pence	Profit for the year 2001 (restated) £m	Weighted average number of shares 2001 million	Earnings per share 2000 (restated) pence	Profit for the year 2000 (restated) £m	Weighted average number of shares 2000 million
Basic, including exceptional items and goodwill amortisation	(32.3)	(493.3)	1,526.8	45.0	664.2	1,475.8	76.2	1,122.0	1,472.9
Exceptional costs (note 4a)	5.2	79.0	–	2.7	39.4	–	–	–	–
Impairment of investments in joint ventures and associate (note 4b)	50.6	774.6	–	–	–	–	–	–	–
Profit relating to partial disposal of Energis (note 4c)	(1.3)	(20.1)	–	(16.5)	(243.3)	–	(54.3)	(800.1)	–
Profit on disposal of investments (note 4d)	(0.7)	(10.6)	–	(1.3)	(20.1)	–	–	–	–
Exceptional financing charge (note 4e)	6.1	92.5	–	–	–	–	–	–	–
Profit on disposal of tangible fixed assets	(1.4)	(22.0)	–	–	–	–	–	–	–
Exceptional tax credit (note 4f)	–	–	–	(15.6)	(229.5)	–	–	–	–
Goodwill amortisation	5.9	90.4	–	5.7	84.6	–	0.6	8.2	–
Basic, excluding exceptional items and goodwill amortisation	32.1	490.5	1,526.8	20.0	295.3	1,475.8	22.5	330.1	1,472.9
Dilutive impact of employee share options				(0.1)	–	9.9	(0.2)	–	10.1
Dilutive impact of 4.25% exchangeable bonds 2008				(0.1)	21.2	110.3	(0.3)	20.9	110.3
Diluted, excluding exceptional items and goodwill amortisation				19.8	316.5	1,596.0	22.0	351.0	1,593.3
Exceptional costs (note 4a)				(2.5)	(39.4)	–	–	–	–
Profit relating to partial disposal of Energis (note 4c)				15.2	243.3	–	50.2	800.1	–
Profit on disposal of investments (note 4d)				1.3	20.1	–	–	–	–
Exceptional tax credit (note 4f)				14.4	229.5	–	–	–	–
Goodwill amortisation				(5.2)	(84.6)	–	(0.5)	(8.2)	–
Diluted, including exceptional items and goodwill amortisation				43.0	685.4	1,596.0	71.7	1,142.9	1,593.3

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

There is no difference between basic and diluted earnings per share for the year ended 31 March 2002.

12 Intangible fixed assets – goodwill

Group	Cost £m	Amortisation £m	Net book value £m
At 1 April 2001 (previously reported)	1,248.6	(62.4)	1,186.2
Prior year adjustment (note 1)	211.2	(11.2)	200.0
At 1 April 2001 (restated)	1,459.8	(73.6)	1,386.2
Exchange adjustments	(3.8)	(1.1)	(4.9)
Addition (note 27)	810.1	–	810.1
Charge for the year	–	(78.4)	(78.4)
At 31 March 2002	**2,266.1**	**(153.1)**	**2,113.0**

13 Tangible fixed assets

Group	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2001	446.6	7,889.6	409.7	146.4	8,892.3
Exchange adjustments	(1.4)	(17.2)	(1.3)	(0.4)	(20.3)
Acquisition of Group undertaking	331.9	4,282.3	140.0	73.8	4,828.0
Capital expenditure	2.8	7.0	575.3	8.2	593.3
Disposals	(10.3)	(72.3)	–	(23.0)	(105.6)
Reclassifications	17.4	489.7	(489.6)	(17.5)	–
Cost at 31 March 2002	787.0	12,579.1	634.1	187.5	14,187.7
Depreciation at 1 April 2001	148.0	3,044.0	–	83.0	3,275.0
Exchange adjustments	(0.2)	(5.4)	–	(0.2)	(5.8)
Acquisition of Group undertaking	45.0	1,477.9	–	40.5	1,563.4
Charge for the year	7.8	288.6	–	22.8	319.2
Disposals	(6.5)	(64.1)	–	(15.2)	(85.8)
Reclassifications	0.3	5.5	–	(5.8)	–
Depreciation at 31 March 2002	194.4	4,746.5	–	125.1	5,066.0
Net book value at 31 March 2002	**592.6**	**7,832.6**	**634.1**	**62.4**	**9,121.7**
Net book value at 31 March 2001	298.6	4,845.6	409.7	63.4	5,617.3
Weighted average remaining useful economic life at 31 March 2002 (years)	21.6	26.0		2.5	

The cost of tangible fixed assets at 31 March 2002 includes £306.2m (2001: £280.5m) relating to interest capitalised.

The net book value of land and buildings comprises:	**2002 £m**	2001 £m
Freehold	**557.8**	262.5
Long leasehold (over 50 years)	**28.9**	30.0
Short leasehold (under 50 years)	**5.9**	6.1
	592.6	298.6

14 Fixed asset investments

	Group						Company
	Unlisted joint ventures		Listed associate	Own shares	Other investments	Total	Group undertakings
	Share of net assets £m	Loans £m	Share of net assets £m	£m	£m	£m	£m
At 1 April 2001 (previously reported)	335.4	64.9	414.9	10.2	134.9	960.3	–
Prior year adjustment (note 1)	(1.5)	–	(13.0)	–	–	(14.5)	–
At 1 April 2001 (restated)	333.9	64.9	401.9	10.2	134.9	945.8	–
Exchange adjustments	(34.1)	–	–	–	(0.1)	(34.2)	–
Acquisition of Group undertaking (note 27)	13.2	–	–	–	50.9	64.1	–
Additions	6.1	32.3	–	47.8	11.8	98.0	5,634.6
Transfers	10.4	(10.4)	–	–	–	–	–
Disposals	(8.3)	–	–	(12.3)	(1.9)	(22.5)	(3,554.6)
Share of retained loss	(158.3)	–	(31.3)	–	–	(189.6)	–
Transfer to provisions	37.3	–	–	–	–	37.3	–
Other movements	–	–	21.5	–	–	21.5	–
At 31 March 2002	200.2	86.8	392.1	45.7	195.6	920.4	2,080.0
Impairment at 1 April 2001	–	–	–	–	–	–	–
Charge for the year	129.3	84.9	392.1	–	–	606.3	–
Exchange adjustments	13.9	1.9	–	–	–	15.8	–
Impairment at 31 March 2002	143.2	86.8	392.1	–	–	622.1	–
Net book value at 31 March 2002	**57.0**	**–**	**–**	**45.7**	**195.6**	**298.3**	**2,080.0**
Net book value at 31 March 2001 (restated)	333.9	64.9	401.9	10.2	134.9	945.8	–

The market value of the investment in the listed associate (Energis) at 31 March 2002 was £15.6m (2001: £1,579.4m).

The share of retained loss relating to joint ventures includes an exceptional interest charge of £92.5m as described in note 4e.

During the year the Company acquired all of the ordinary shares in National Grid Holdings One plc as part of the Scheme of Arrangement described in note 22. On 31 January 2002, the Company acquired the entire issued share capital of Niagara Mohawk Holdings, Inc. and subsequently disposed of this investment to another group undertaking.

Own shares at 31 March 2002 relate to 13.2m 10p ordinary shares in the Company, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by the Group. Own shares at 31 March 2001 relate to 5.9m $11^{13}/_{17}$p ordinary shares in National Grid Holdings One plc (formerly National Grid Group plc), held by employee share trusts for similar purposes. The carrying value of £45.7m (market value £61.3m (2001: £31.9m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by the Company and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by Group undertakings.

The names of the principal Group and associated undertakings are included in note 30.

15 Debtors

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m
Amounts falling due within one year:			
Trade debtors	707.4	379.9	–
Amounts owed by Group undertakings	–	–	2,023.2
Amounts owed by an associate	21.9	10.5	–
Amounts owed by joint ventures	0.1	23.3	–
Regulatory assets	443.9	255.1	–
Prepayments and accrued income	136.9	115.8	–
Other debtors	217.7	95.8	5.9
	1,527.9	880.4	2,029.1
Amounts falling due after more than one year:			
Amounts owed by an associate	40.3	45.1	–
Regulatory assets	3,969.9	978.8	–
Other debtors	44.2	30.0	–
	4,054.4	1,053.9	–
	5,582.3	1,934.3	2,029.1

Trade debtors are stated net of provisions for doubtful debts of £63.2m (2001: £15.4m), as shown by the following table.

Provision for doubtful debts	Group 2002 £m
At 1 April 2001	15.4
Acquisition of Group undertaking	42.0
Charge for the year	26.4
Deductions[1]	(20.6)
At 31 March 2002	63.2

[1]Uncollectable accounts written off net of recoveries

The amounts owed by an associate include a net investment in a finance lease amounting to £44.6m (2001: £48.9m) comprising total rentals receivable of £65.2m (2001: £74.2m) less unearned income of £20.6m (2001: £25.3m), of which £4.3m (2001: £3.8m) falls due within one year and £40.3m (2001: £45.1m) falls due after more than one year. Rentals received and receivable in the year amounted to £9.0m (2001: £11.3m). At 31 March 2002, the minimum lease payments for each of the five years ending 31 March 2007 are £9.0m.

Regulatory assets

SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate prices that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 18), the decommissioning provision (note 21) and the under-recovery of power costs incurred. Regulatory assets outstanding at 31 March 2002 are expected to be substantially recovered over a period through to 2010.

16 Assets held for exchange

The assets held for exchange of £16.6m (2001: £16.6m) represent the carrying value of 73.5m (2001: 73.5m) shares in Energis plc which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 19. The voting rights in respect of 61.0m (2001: 61.0m) of these shares are vested in the bondholders.

17 Creditors (amounts falling due within one year)

	Group 2002 £m	Group 2001 £m	Company 2002 £m
Borrowings (note 19)	1,451.9	1,008.7	604.4
Trade creditors and accruals	769.8	648.9	–
Amounts owed to Group undertakings	–	–	1,340.4
Amounts owed to an associate	5.2	10.6	–
Amounts owed to a joint venture	–	2.1	–
Purchased power obligations	102.4	105.0	–
Corporate tax	29.8	16.2	–
Social security and other taxes	25.8	14.1	–
Proposed dividend	169.0	133.5	169.0
Other creditors	415.4	274.6	3.8
	2,969.3	2,213.7	2,117.6

18 Creditors (amounts falling due after more than one year)

	Group 2002 £m	Group 2001 £m
Borrowings (note 19)	7,001.4	3,180.7
Purchased power obligations	361.7	448.5
Liability for swap contracts	407.9	–
Other creditors	347.0	126.3
	8,118.0	3,755.5

Purchased power obligations

As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 15), represents the net present value of these monthly payments discounted at 5.41%. At 31 March 2002, amounts falling due after five years totalled £65.4m (2001: £131.6m).

Liability for swap contracts

Niagara Mohawk has entered into indexed swap contracts that expire in 2008 and a further three swap contracts that expire in June and September 2003. Niagara Mohawk has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments may be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and will be adjusted as periodic assessments are made of energy prices.

19 Borrowings

	Group 2002 £m	Group 2001 £m	Company 2002 £m
Amounts falling due within one year:			
Bank loans and overdrafts	36.6	627.5	–
Zero coupon bonds 2002	26.2	–	–
6% mandatorily exchangeable bonds 2003	242.6	242.6	–
Commercial paper	634.3	107.3	604.4
US senior notes	259.5	13.8	–
First Mortgage Bond	160.4	–	–
Other loans	92.3	17.5	–
	1,451.9	1,008.7	604.4
Amounts falling due after more than one year:			
US private placement notes 2003-2015	65.5	74.8	–
European Investment Bank Swiss franc loan 2004	245.8	237.0	–
€1,250 million bonds 2006	772.4	–	–
8.0% bonds 2006	239.3	239.1	–
4.25% exchangeable bonds 2008	491.3	480.3	–
€750 million bonds 2011	463.3	–	–
Pollution control revenue bonds 2018-2022	315.1	315.0	–
£200m 3.806% index linked bonds 2020	200.9	–	–
5.875% bonds 2024	443.9	443.6	–
£360m 6.5% bonds 2028	357.6	–	–
£40m 3.589% limited RPI linked bonds 2030	40.2	–	–
US senior notes	1,846.3	327.8	–
First Mortgage Bond	1,185.0	–	–
Tax exempt bonds	303.7	16.7	–
Other loans	31.1	24.7	–
Bank borrowings 2002-2004	–	995.5	–
Zero coupon bonds 2002	–	26.2	–
	7,001.4	3,180.7	–
Total borrowings	8,453.3	4,189.4	604.4
Total borrowings are repayable as follows:			
In one year or less	1,451.9	1,008.7	604.4
In more than one year, but not more than two years	720.3	85.8	–
In more than two years, but not more than three years	436.8	1,262.0	–
In more than three years, but not more than four years	674.2	47.1	–
In more than four years, but not more than five years	1,005.1	252.6	–
In more than five years - by instalments	56.1	61.7	–
- other than by instalments	4,108.9	1,471.5	–
	8,453.3	4,189.4	604.4

At 31 March 2002, borrowings totalling £1,889.4m (2001: £348.6m) were secured by charges over property, plant and other assets of the Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, National Grid Holdings One plc (formerly National Grid Group plc) issued 14.7m Equity Plus Income Convertible Securities ("EPICs") in the form of 6% mandatorily exchangeable bonds 2003 ("exchangeable bonds") in the aggregate principal amount of US dollar 401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds ("bondholders") into ordinary shares of Energis plc, an associated undertaking (note 16). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, the Group will deliver 4.1665 Energis plc shares per EPICs. On 3 May 2003, the number of Energis plc shares to be delivered by the Group in respect of each EPICs is dependent upon the Energis plc share price at that date and ranges from a maximum of five, if the share price is £3.30 or less, to a minimum of 4.1665 if the share price is £3.96 or more.

The 4.25% exchangeable bonds 2008 ("the Bonds") are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of the Company at the exchange price of 417p per ordinary share. After 17 February 2003, the Group has the right to redeem the Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the Redemption Price, being £1,209.31 per £1,000 principal amount of Bonds). When a bondholder elects to exchange bonds for ordinary shares, the Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by the Company. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Bonds has not been anticipated and the Bonds have been classified as repayable in more than five years.

20 Financial instruments

The Group's treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described on pages 23 to 25. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the following disclosures, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Currency and interest rate composition of financial liabilities

				Fixed rate liabilities	
At 31 March 2002	Total £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	2,530.0	563.4	1,966.6	6.61	10.8
US dollars	5,923.3	1,081.4	4,841.9	7.33	6.1
Borrowings	8,453.3	1,644.8	6,808.5	7.12	7.5
Other financial liabilities (sterling)	28.2	4.7	23.5	5.34	3.6
Other financial liabilities (US dollars)	893.6	814.9	78.7	5.80	–*
Other financial liabilities (other)	0.3	0.3	–	–	–
	9,375.4	2,464.7	6,910.7	7.10	7.4
At 31 March 2001					
Sterling	539.6	(759.4)	1,299.0	6.92	4.6
US dollars	3,647.3	1,239.5	2,407.8	6.86	3.4
Other	2.5	2.5	–	–	–
Borrowings	4,189.4	482.6	3,706.8	6.94	4.8
Other financial liabilities (sterling)	30.4	–	30.4	5.34	4.6
Other financial liabilities (US dollars)	662.2	621.2	41.0	6.22	10.0*
	4,882.0	1,103.8	3,778.2	6.92	4.8

*Excludes non-equity minority interests of £78.7m (2001: £20.0m) with no final repayment date.

At 31 March 2002, the weighted average interest rate on short term borrowings of £1,451.9m (2001: £1,008.7m) was 4.3% (2001: 5.9%).

Foreign exchange forward deals taken out in 2001/2002 to manage the currency mix of the Group's borrowing portfolio comprising £190.4m forward sale of US dollars and a £10.4m forward sale of Australian dollars have not been adjusted in the table above.

Other US dollar financial liabilities predominantly relate to indexed linked energy swap contracts of £407.9m (2001: £nil), purchased power obligations due after more than one year of £361.7m (2001: £448.5m), exchange translation of cross currency swaps of £45.3m (2001: £166.4m) and non-equity minority interests of £78.7m (2001: £20.0m).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or, in the case of certain USA based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

Maturity of financial liabilities at 31 March

	2002 £m	2001 £m
In one year or less	1,502.3	1,181.4
In more than one year, but not more than two years	887.1	191.6
In more than two years, but not more than three years	598.0	1,348.9
In more than three years, but not more than four years	832.5	130.4
In more than four years, but not more than five years	1,151.4	333.3
In more than five years	4,404.1	1,696.4
	9,375.4	4,882.0

20 **Financial instruments** continued

Currency and interest rate composition of financial assets

At 31 March 2002	Total £m	Non-interest bearing £m	Variable rate £m	Fixed rate assets: Fixed rate £m	Fixed rate assets: Weighted average interest rate %	Fixed rate assets: Weighted average period for which rate is fixed Years
Sterling	89.8	–	89.8	–	–	–
US dollars	120.3	–	120.3	–	–	–
Other currencies	2.5	–	2.5	–	–	–
Cash and deposits	212.6	–	212.6	–	–	–
Other financial assets (sterling)	61.2	16.6	–	44.6	11.50	4.1
Other financial assets (US dollar)	59.1	16.8	14.0	28.3	4.72	9.2
	332.9	33.4	226.6	72.9	8.87	6.1
At 31 March 2001						
Sterling	136.9	–	136.9	–	–	–
US dollars	131.6	–	131.6	–	–	–
Other currencies	2.7	–	2.7	–	–	–
Cash and deposits	271.2	–	271.2	–	–	–
Other financial assets (sterling)	65.5	16.6	–	48.9	11.50	4.8
Other financial assets (US dollar)	38.6	–	11.9	26.7	5.37	9.8
Other financial assets (other)	4.9	–	4.9	–	–	–
	380.2	16.6	288.0	75.6	9.34	6.6

Other financial assets at 31 March 2002 predominantly relate to assets held for exchange of £16.6m (2001: £16.6m), a net investment in a finance lease of £44.6m (2001: £48.9m), fixed asset investment of £40.3m (2001: £38.6m), and investment held for resale of £15.4m (2001: £nil). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 19.

Maturity of financial assets at 31 March	**2002 £m**	2001 £m
In one year or less	**259.1**	316.2
In more than one year, but not more than two years	**6.1**	6.2
In more than two years, but not more than three years	**22.0**	6.5
In more than three years, but not more than four years	**6.6**	6.2
In more than four years, but not more than five years	**6.6**	7.0
In more than five years	**32.5**	38.1
	332.9	380.2

20 **Financial instruments** continued

Fair values of financial instruments at 31 March

	2002		2001	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
6% mandatorily exchangeable bonds 2003	(242.6)	(18.1)	(242.6)	(196.7)
Other short term debt	(1,209.3)	(1,231.9)	(766.1)	(768.7)
Exchangeable bonds 2008	(491.3)	(543.3)	(480.3)	(627.7)
Other long term debt	(6,510.1)	(6,505.4)	(2,700.4)	(2,704.8)
Total borrowings	(8,453.3)	(8,298.7)	(4,189.4)	(4,297.9)
Cash and deposits	212.6	212.6	271.2	271.2
Net borrowings	(8,240.7)	(8,086.1)	(3,918.2)	(4,026.7)
Other financial liabilities*	(871.8)	(867.6)	(519.9)	(516.3)
Net investment in finance lease	44.6	46.2	48.9	56.0
Assets held for exchange	16.6	16.6	16.6	205.1
Other financial assets	59.1	57.2	43.5	44.8
Net financial liabilities*	(8,992.2)	(8,833.7)	(4,329.1)	(4,237.1)
Financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	–	(69.4)	(2.9)	(40.4)
Forward foreign currency contracts and cross currency swaps	(50.3)	(131.0)	(169.8)	(250.1)

*Excluding interest rate swaps £nil (2001: £2.9m), forward currency contracts £5.0m (2001: £3.4m), cross currency swaps £45.3m (2001: £166.4m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps amounted to £3,348.4m (2001: £2,534.9m) and £2,213.5m (2001: £2,118.0m) respectively.

Gains and losses on hedges

	Gains £m	Losses £m	Net gain/(loss) £m
Unrecognised gains and (losses) on hedges at 1 April 2001	10.7	(128.5)	(117.8)
Losses arising in previous years recognised in the year	–	38.8	38.8
Gains/(losses) arising in previous years not recognised in the year	10.7	(89.7)	(79.0)
Gains/(losses) arising in the year	4.9	(76.0)	(71.1)
Unrecognised gains and (losses) on hedges at 31 March 2002	**15.6**	**(165.7)**	**(150.1)**
Of which:			
Gains expected to be recognised within one year	12.6	–	12.6
Gains and (losses) expected to be recognised after one year	3.0	(165.7)	(162.7)

At 31 March 2002, within the £165.7m unrecognised loss there is an unrecognised loss of £94.0m for which there are offsetting gains of £73.8m on the related borrowings.

Borrowing facilities

At 31 March 2002, the Group had committed credit facilities from syndicates of banks of £2,687.5m (2001: £2,510.5m) of which £2,687.5m (2001: £1,120.7m) was undrawn and of which £698.5m expires within one year, £298.9m expires after more than one year but less than two years, and £1,690.1m expires after more than two years. Of the unused facilities £1,073.7m (2001: £255.2m) are being held as backup to commercial paper and similar borrowings and the remainder are available to support further acquisitions and other general corporate purposes. At 31 March 2002 a futher facility amounting to £211.3m (2001: £nil) existed for the purpose of factoring trade debtors, this facility was undrawn and expires within one year.

21 Provisions for liabilities and charges

	Group							Company
	Decommissioning £m	Post-retirement benefits £m	Environmental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m	Related undertaking £m
At 1 April 2001 (previously reported)	146.1	149.7	52.4	147.3	–	0.3	495.8	–
Prior year adjustment (note 1)	–	–	–	1,025.2	–	–	1,025.2	–
At 1 April 2001 (restated)	146.1	149.7	52.4	1,172.5	–	0.3	1,521.0	–
Exchange adjustments	(0.3)	(1.9)	(1.0)	(4.0)	–	–	(7.2)	–
Acquisition of Group undertaking	–	477.5	166.3	673.9	–	–	1,317.7	–
Additions	11.4	54.2	8.2	–	186.0	18.9	278.7	76.6
Unused amounts reversed	(19.1)	–	(13.2)	(16.8)	–	(0.4)	(49.5)	–
Utilised	(16.7)	(24.1)	(8.8)	–	–	–	(49.6)	–
Transfer from fixed asset investments	–	–	–	–	37.3	–	37.3	–
Other movement	–	–	–	(14.1)	–	–	(14.1)	–
At 31 March 2002	**121.4**	**655.4**	**203.9**	**1,811.5**	**223.3**	**18.8**	**3,034.3**	**76.6**

The decommissioning provision of £121.4m at 31 March 2002, represents the net present value of the estimated expenditure (discounted at rates up to 7.75%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 15). Expenditure is expected to be incurred between 2002 and 2042. Additions in the year include £7.9m and £(2.6)m in respect of changes in the discounted amount arising from the passage of time and the effect of a change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £259.0m (2001: £76.1m) and other post-retirement benefits (health care and life insurance) £396.4m (2001: £73.6m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2002, £189.2m of this provision represents the net present value of the estimated expenditure (discounted at 7.5%) expected to be incurred between 2002 and 2045. Substantially all of the remainder of this provision is expected to be utilised within the next five years.

The associated undertakings provision of £223.3m (2001: £nil) represents the recognition of obligations associated with the impairment of investments in joint ventures and associate amounting to £186.0m (2001: £nil) and the recognition of the net liabilities of a joint venture amounting to £37.3m (2001: £nil).

The related undertaking provision of £76.6m (2001: £nil) represents the recognition of obligations associated with the impairment of an investment in a joint venture held by a Group undertaking.

Deferred taxation comprises:	**2002** **£m**	2001 (restated) £m
Accelerated capital allowances	**1,682.7**	1,124.4
Other timing differences	**128.8**	48.1
	1,811.5	1,172.5

A deferred tax asset in respect of substantial capital losses has not been recognised because their future recovery is uncertain. The exact amount of these losses not recognised at 31 March 2002 is not yet quantified pending agreement of the amount with the relevant tax authorities.

22 Share capital

Group

	Allotted, called up and fully paid millions	£m
At 31 March 1999 - ordinary shares of $11\frac{13}{17}$ pence as previously reported	1,477.9	173.9
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition	–	(26.1)
At 31 March 1999 - ordinary shares of 10 pence - restated[(i)]	1,477.9	147.8
Issued during the year	6.9	0.7
Repurchased and cancelled during the year	(0.2)	–
At 31 March 2000	1,484.6	148.5
At 31 March 2001	1,484.6	148.5
Issued during the year	292.3	29.2
At 31 March 2002	**1,776.9**	**177.7**

One £1 special rights redeemable preference share (at 31 March 2002, 31 March 2001 and 31 March 2000).

[(i)]In accordance with merger accounting principles, the shares issued in connection with the Scheme of Arrangement (described on page 66) have been treated as if these shares were in issue throughout the year and comparative periods.

22 **Share capital** continued

Group continued

On 31 January 2002 under a Scheme of Arrangement between National Grid Group plc (now renamed National Grid Holdings One plc), the former holding company of the Group, and its shareholders under section 425 of the Companies Act 1985, and sanctioned by the High Court on 25 January 2002, all of the issued shares in that company, including the special share as defined below, were cancelled. Following the cancellation, the share capital of National Grid Holdings One plc was restored to its former nominal amount by applying the reserve arising as a result of the cancellation to pay up in full new shares equal in nominal value to the shares cancelled. One of the new National Grid Holdings One plc shares was issued to National Grid Nominees Limited as nominees on behalf of National Grid Group. The remaining shares were issued to New National Grid plc (now renamed National Grid Group plc) which, as a result, became the new holding company of the National Grid Group.

At 31 March 2001 and 31 March 2000 the authorised share capital of National Grid Holdings One plc, the former holding company of the Group, was £250.0m, comprising 2,125m shares of $11\frac{13}{17}$ pence each.

The total consideration received by the Group in respect of shares issued during the year ended 31 March 2002 was £1,329.0m, of which £59.1m was received from employee share trusts, which represented contributions from Group undertakings. The remainder of the shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m as explained in note 27.

Company	Allotted and issued		Called up and partly paid		Called up and fully paid	
	number	£	number	£	millions	£m
On incorporation at 11 July 2000 -						
ordinary shares of £1	1	1	1	–	–	–
10:1 share split	9	–	9	–	–	–
At 28 November 2000 -						
ordinary shares of 10 pence	10	1	10	–	–	–
Issued during the year	499,990	49,999	499,990	12,500	–	–
At 31 March 2001	500,000	50,000	500,000	12,500	–	–
Cancelled during the year	(500,000)	(50,000)	(500,000)	(12,500)	–	–
Issued during the year	1,776,932,805	177,693,281	23,365(ii)	2,337	1,776.9	177.7
At 31 March 2002	**1,776,932,805**	**177,693,281**	**23,365**	**2,337**	**1,776.9**	**177.7**

One £1 special rights non-voting redeemable preference share (at 31 March 2001 and 31 March 2000: nil).

(ii)These shares are nil paid at 31 March 2002. They represent shares issued to financial institutions in order to acquire Niagara Mohawk which were not required to form part of the final consideration and will be sold on the open market in the forthcoming period.

The Company was incorporated on 11 July 2000 with authorised share capital of 100 £1 ordinary shares. On 28 November 2000 the ordinary shares of £1 each were subdivided into ordinary shares of 10 pence each in a 10:1 share split and the authorised share capital was increased to 2,500m ordinary shares of 10 pence each. At 31 March 2001, the authorised share capital of the Company was £250m and the allotted and issued share capital of the Company was £50,000 (500,000 ordinary shares of 10 pence each), of which £12,500 had been called up and paid.

At 31 March 2002, the authorised share capital of the Company is £250m (2,500m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share).

The total consideration received by the Company in respect of shares issued during the year ended 31 March 2002 was £1,421.1m, of which £1.3m was received from employee share trusts, which represented contributions from Group undertakings. £149.9m of share capital was issued as part of the Scheme of Arrangement described above. The remaining shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m as explained in note 27.

The special rights non-voting redeemable preference share of £1 in National Grid Group ("the Special Share"), held on behalf of the Crown, was issued to the Secretary of State for Trade and Industry on 31 January 2002 as part of the Scheme of Arrangement. It is redeemable at any time at par at the option of the holder, after consulting the Company. The Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, require the prior written consent of the holder of the Special Share. The Special Share confers no right to participate in the capital or profits of the Company, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc (formerly National Grid Group plc).

Share option schemes

The Group operates two principal forms of share option plans. They are a Sharesave Plan and an Executive Share Option Plan ("the Executive Plan").

The Sharesave Plan is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Plan applies to senior executives, including Executive Directors. Options granted for the 1999/2000, 2000/01 and 2001/02 financial years are subject to the achievement of performance targets related to total shareholder returns over a three year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

22 **Share capital** continued

Share option schemes continued

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group's share option plans may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares under the Group's various options schemes for the three years ended 31 March 2002 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave scheme millions	Executive share scheme millions	Total millions
At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)
At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	–	(0.4)
Exercised	(4.1)	(0.7)	(4.8)
At 31 March 2001	13.1	6.9	20.0
Granted	2.4	2.6	5.0
Lapsed	(0.7)	(0.1)	(0.8)
Exercised	(5.0)	(0.9)	(5.9)
At 31 March 2002	**9.8**	**8.5**	**18.3**

Options outstanding in respect of the Sharesave scheme at 31 March 2002 and 31 March 2001, together with their exercise prices and dates were as follows:

	2002 millions	2001 millions	Exercise price per share pence	Normal dates of exercise years
Sharesave scheme	**–**	0.2	162.0	2001
	–	3.9	146.0	2001
	–	0.6	312.0	2001
	2.2	2.4	171.0	2002
	0.9	1.1	337.0	2002
	1.3	1.4	312.0	2003
	0.5	0.6	416.0	2003
	1.9	2.1	337.0	2004
	0.7	–	457.0	2004
	0.7	0.8	416.0	2005
	1.6	–	457.0	2006
	9.8	13.1		

Options outstanding in respect of the Executive scheme at 31 March 2002 and 31 March 2001, together with their exercise prices and dates were as follows:

Executive scheme	**–**	0.1	64.6	1994 – 2001
	0.2	0.3	205.5	2001 – 2007
	0.2	0.2	258.0	2001 – 2007
	0.7	0.9	280.5	2001 – 2007
	1.0	1.3	375.8	2001 – 2008
	0.3	0.3	455.3	2002 – 2009
	0.3	0.4	435.8	2002 – 2009
	0.1	0.1	424.0	2002 – 2009
	1.5	1.5	566.5	2003 – 2010
	0.4	0.5	531.5	2003 – 2010
	0.9	1.0	526.5	2003 – 2010
	0.1	0.1	535.0	2003 – 2010
	0.1	0.1	623.0	2004 – 2011
	0.1	0.1	540.0	2004 – 2011
	1.9	–	563.0	2004 – 2011
	0.5	–	527.0	2004 – 2011
	0.2	–	479.5	2004 – 2011
	8.5	6.9		

23 Reserves

	Group			Company	
	Share premium account £m	Profit and loss account £m	Merger reserve £m	Share premium account £m	Profit and loss account £m
At 31 March 1999 (previously reported)	246.5	1,532.1	–	–	–
Prior year adjustment	–	(668.4)	–	–	–
At 31 March 1999 (restated)	246.5	863.7	–	–	–
Transfer*	(246.5)	–	246.5	–	–
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	–	–	26.1	–	–
As at 31 March 1999 (restated)	–	863.7	272.6	–	–
Exchange adjustments	–	3.1	–	–	–
Ordinary shares issued during the year	10.8	–	–	–	–
Repurchase and cancellation of ordinary shares	–	(1.1)	–	–	–
Transfer on issue of certain shares under share option schemes	17.4	(17.4)	–	–	–
Retained profit for the year	–	916.5	–	–	–
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	–	–	0.1	–	–
Transfer*	(28.2)	–	28.2	–	–
At 31 March 2000 (restated)	–	1,764.8	300.9	–	–
Exchange adjustments	–	(14.7)	–	–	–
Ordinary shares issued during the year	0.9	–	–	–	–
Tax on exchange adjustments	–	31.9	–	–	–
Transfer on issue of certain shares under share option schemes	1.3	(1.3)	–	–	–
Retained profit for the year	–	441.2	–	–	–
Transfer*	(2.2)	–	2.2	–	–
At 31 March 2001 (restated)	–	2,221.9	303.1	–	–
Exchange adjustments	–	(58.3)	–	–	–
Ordinary shares issued during the year					
– Share option schemes	46.2	–	–	1.3	–
– Acquisition	1,242.1	–	–	1,242.1	–
Tax on exchange adjustments	–	21.6	–	–	–
Transfer on issue of certain shares under share option schemes	11.3	(11.3)	–	–	–
Retained (loss)/profit for the year	–	(757.9)	–	–	497.5
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	–	–	0.2	–	–
Transfer*	(56.2)	–	56.2	–	–
At 31 March 2002	**1,243.4**	**1,416.0**	**359.5**	**1,243.4**	**497.5**

The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. Of the Group's loss after taxation, a profit of £666.5m (2001: £nil) is attributable to the Company.

*In the year to 31 March 2002, the application of merger accounting principles to the Group reconstruction which involved the creation of a new holding company (see Accounting Policies - Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. In accordance with merger accounting principles, the shares issued in connection with the Scheme of Arrangement to acquire National Grid Holdings One plc, have been treated as if they were in issue throughout the year and comparative period.

The balance on the merger reserve at 31 March 2002 represents the difference between the called up share capital of the Company and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed National Grid Holdings One plc) at 31 January 2002, the date of the capital reorganisation.

24 Minority interests: non–equity

The non–equity minority interests of £78.7m (2001: £20.0m) comprise cumulative preference stock issued by Group undertakings.

25 Reconciliation of movement in equity shareholders' funds

	2002 £m	2001 (restated) £m	2000 (restated) £m
(Loss)/profit for the year	(493.3)	664.2	1,122.0
Dividends	(264.6)	(223.0)	(205.5)
	(757.9)	441.2	916.5
Issue of ordinary shares	1,317.7	0.9	11.6
Repurchase of own shares	–	–	(1.1)
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	–
Net increase in equity shareholders' funds	523.1	459.3	930.1
Equity shareholders' funds at start of year	2,673.5*	2,214.2*	1,284.1*
Equity shareholders' funds at end of year	3,196.6	2,673.5	2,214.2

*Originally £3,475.8m (2001: £2,909.0m, 2000: £1,952.5m) before deducting prior year adjustment of £802.3m (2001: £694.8m, 2000: £668.4m).

26 Group cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 (restated) £m	2000 (restated) £m
Operating profit of Group undertakings	507.4	705.5	571.8
Depreciation and amortisation	436.9	380.0	158.6
Impairment of investments in joint ventures	186.0	–	–
Profit on disposal of tangible fixed assets	–	(6.6)	(4.3)
Decrease/(increase) in stocks	14.0	(7.9)	(0.4)
Decrease/(increase) in debtors	203.0	(189.8)	(22.7)
Decrease in creditors	(108.6)	(55.3)	(11.5)
Increase/(decrease) in provisions	10.5	(11.7)	(6.8)
Other	6.2	(3.6)	(2.7)
Net cash inflow from operating activities	1,255.4	810.6	682.0

The net cash inflow of Niagara Mohawk acquired during 2002 was approximately £18.0m, after exceptional integration cash costs incurred of £21.0m.

b Disposal of investments

	2002 £m	2001 £m	2000 £m
Cash consideration received	36.5	204.7	–
Cash balances of businesses disposed	–	(8.8)	–
	36.5	195.9	–

c Acquisition of Group undertakings

	2002 £m	2001 £m	2000 £m
Payments to acquire Group undertakings	(918.2)	(442.5)	(2,049.2)
(Overdrafts)/cash balances of Group undertakings acquired	(15.3)	1.6	4.1
	(933.5)	(440.9)	(2,045.1)

d Reconciliation of net cash flow to movement in net debt

	2002 £m	2001 £m	2000 £m
Movement in cash and overdrafts	53.6	(1.9)	26.4
Net cash inflow from the management of liquid resources	(336.2)	(775.2)	(618.8)
Increase in borrowings	(442.4)	(81.4)	(769.2)
Change in net debt resulting from cash flows	(725.0)	(858.5)	(1,361.6)
Acquisition of Group undertakings	(3,621.3)	(162.2)	(611.7)
Certificates of tax deposit surrendered	–	(3.6)	(5.9)
Exchange adjustments	19.9	(218.0)	29.9
Other non-cash movements	3.9	(12.3)	(10.9)
Movement in net debt in the year	(4,322.5)	(1,254.6)	(1,960.2)
Net debt at start of year	(3,918.2)	(2,663.6)	(703.4)
Net debt at end of year	(8,240.7)	(3,918.2)	(2,663.6)

Liquid resources comprise short term deposits.

26 **Group cash flow statement** continued

e Analysis of changes in net debt

	At 1 April 1999 £m	Cash flow £m	Acquisition of Group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2000 £m
Cash at bank and in hand**	1.6	6.2	–	–	–	–	7.8
Bank overdrafts	(24.2)	20.2	–	–	–	–	(4.0)
		26.4					
Deposits**	1,522.9	(618.8)	107.7	–	(2.1)	(5.9)	1,003.8
Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	–	(665.0)
		(769.2)					
	(703.4)	(1,361.6)	(611.7)	–	29.9	(16.8)	(2,663.6)

	At 1 April 2000 £m	Cash flow £m	Acquisition of Group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2001 £m
Cash at bank and in hand**	7.8	17.4	–	–	0.1	–	25.3
Bank overdrafts	(4.0)	(19.3)	–	–	–	–	(23.3)
		(1.9)					
Deposits**	1,003.8	(775.2)	–	–	20.9	(3.6)	245.9
Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	(3,180.7)
Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	–	(985.4)
		(81.4)					
	(2,663.6)	(858.5)	(162.2)	–	(218.0)	(15.9)	(3,918.2)

	At 1 April 2001 £m	Cash flow £m	Acquisition of Group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	**At 31 March 2002 £m**
Cash at bank and in hand**	25.3	66.9	–	–	–	–	**92.2**
Bank overdrafts	(23.3)	(13.3)	–	–	–	–	**(36.6)**
		53.6					
Deposits**	245.9	(336.2)	215.1	–	(4.6)	0.2	**120.4**
Borrowings due after one year	(3,180.7)	(752.3)	(3,188.5)	107.1	10.7	2.3	**(7,001.4)**
Borrowings due within one year	(985.4)	309.9	(647.9)	(107.1)	13.8	1.4	**(1,415.3)**
		(442.4)					
	(3,918.2)	(725.0)	(3,621.3)	–	19.9	3.9	**(8,240.7)**

* Excluding cash and bank overdrafts.

** Cash and deposits per the balance sheet £212.6m (2001: £271.2m; 2000: £1,011.6m).

27 Acquisition

On 31 January 2002, the Group acquired the entire issued share capital of Niagara Mohawk Holdings Inc., for a total consideration of £2,186.5m including acquisition costs of £44.9m. The acquisition has been accounted for by using the acquisition method of accounting. Because the acquisition occurred late in the financial year, fair values and goodwill arising on the acquisition are provisional and may be subject to revision during the current financial year. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments		
	Book value at acquisition £m	Revaluations £m	Accounting policy alignment £m	Provisional fair value £m
Tangible fixed assets	3,264.6	266.8 (ix)(x)	(266.8) (ix)(x)	3,264.6
Fixed asset investments	96.5	(32.4) (i)	–	64.1
Stocks	37.8	–	(1.6)	36.2
Debtors	4,295.3	(193.4) (ii)(iii)(vii)	(146.8) (xi)(xii)(xiv)	3,955.1
Investment held for resale	–	15.4 (v)	–	15.4
Cash and deposits	237.0	–	(21.9) (xiii)	215.1
Creditors excluding borrowings	(950.8)	(27.1) (vi)	38.9 (xiii)	(939.0)
Borrowings	(3,382.6)	(453.8) (iv)(vii)	(15.3) (xiii)	(3,851.7)
Provisions for liabilities and charges	(1,437.1)	(32.6) (iii)(viii)	152.0 (xi)(xii)(xiv)	(1,317.7)
Minority interests	(347.2)	281.5 (iv)	–	(65.7)
	1,813.5	(175.6)	(261.5)	
Net assets acquired				1,376.4
Goodwill arising on acquisition				810.1
				2,186.5
Share consideration				1,269.9
Cash consideration, including costs of acquisition				916.6
				2,186.5

Investment held for resale of £15.4m relates to an associated undertaking of Niagara Mohawk Holdings Inc. which is held exclusively with a view to resale. The book and fair value of this business represents the anticipated net sale proceeds.

Fair value adjustments primarily comprise:

Revaluation adjustments relating to:
(i) Revaluation of investments to market value (£32.4m);
(ii) Write-down of regulatory assets related to nuclear activities (£669.4m);
(iii) Recognition of pension fund liabilities, assets and other related regulatory assets (£290.6m);
(iv) Revaluation and reclassification of preferred stock of a subsidiary undertaking (minority interest) to borrowings (£281.5m);
(v) Revaluation and reclassification of investment held for resale (£15.4m);
(vi) Recognition of current tax and other liabilities (£22.7m);
(vii) Revaluation of long-term debt and recognition of related regulatory assets (£184.7m);
(viii) Deferred tax on certain fair value adjustments (£258.0m).

Accounting policy alignment relating to:
(ix) Accounting for allowance for equity funds used during construction (£75.6m);
(x) Accounting for costs incurred on the disposal of tangible fixed assets (£191.2m);
(xi) Discounting of provisions and recognition of effect on related regulatory assets (£57.3m);
(xii) Non-recognition of certain regulatory assets under UK GAAP (£46.9m);
(xiii) Reclassification of unpresented cheques (£37.2m);
(xiv) Non-recognition of pension provision and related regulatory assets under UK GAAP (£45.7m).

Adjustments (ix) and (x) have also resulted in corresponding revaluation adjustments.

27 **Acquisition** continued

The results of Niagara Mohawk Holdings Inc., prepared on the basis of its pre-acquisition accounting policies under US GAAP, for the period 1 January 2002 to 31 January 2002 and for its preceding financial year ended 31 December 2001 are set out below:

	Period 1 January to 31 January 2002 £m	Year ended 31 December 2001 £m
Turnover	255.4	3,269.2
Operating costs	(251.1)	(3,078.0)
Operating profit of group undertakings		
– Before exceptional items	4.3	308.8
– Exceptional items	–	(117.6)
	4.3	191.2
Share of joint venture's operating profit	0.2	2.5
Net interest	(18.7)	(264.0)
Loss before taxation	(14.2)	(70.3)
Taxation	(0.6)	57.9
Minority interests	(5.4)	(21.7)
Loss for the period	(20.2)	(34.1)

The following unaudited proforma summary gives effect to the acquisition of Niagara Mohawk Holdings, Inc., as if the acquisition had taken place on 1 April 1999, on 1 April 2000 and on 1 April 2001. In addition, in respect of the year ended 31 March 2000 only, the proforma summary gives effect to the acquisition of New England Electric System (NEES), as if the acquisition of NEES had taken place on 1 April 1999. The proforma summary combines the actual consolidated results of the Group (excluding the effect of the acquisition in the actual period that it took place) and the results of Niagara Mohawk Holdings Inc. and NEES after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the provisional or final fair value adjustments as appropriate, and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisitions. In addition, the earnings per share calculation has been adjusted as if the shares issued to acquire Niagara Mohawk Inc. were issued on the assumed date of acquisition for the purposes of preparing the proforma summary. The proforma summary does not necessarily reflect the results of operations as they would have been if the Group (excluding the acquisitions) and the acquisitions had constituted a single entity during the periods presented.

	Year ended 31 March		
	2002 £m	2001 £m	2000 £m
Turnover	6,973.1	7,117.9	6,197.7
(Loss)/profit for the year – including exceptional items and goodwill amortisation	(519.6)	588.6	930.1
Profit for the year – excluding exceptional items and goodwill amortisation	464.1	259.8	190.1
(Loss)/earnings per ordinary share			
Basic, including exceptional items and goodwill amortisation	(29.5)p	33.5p	53.0p
Basic, excluding exceptional items and goodwill amortisation	26.4p	14.8p	10.8p

28 **Related party transactions**

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2002 £m	2001 £m	2000 £m
Sales:			
Services supplied	32.6	46.5	35.0
Finance lease rentals	9.0	11.3	6.7
Purchases:			
Services received	55.1	26.3	16.7
Tangible fixed assets	2.7	–	5.6

Amounts owed by and owed to an associate and joint ventures are given in notes 15 and 17 respectively.

29 Commitments and contingencies

a Future capital expenditure

	Group		Associate and joint ventures	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Contracted for but not provided	**360.8**	396.8	**26.2**	90.1

Information in respect of the associate's "future capital expenditure contracted for but not provided" was not available at 31 March 2002. As a consequence, in respect of the position at 31 March 2002 only, the information provided above in respect of the share of associate and joint ventures' "future capital expenditure contracted for but not provided" solely relates to joint ventures.

b Lease commitments

At 31 March 2002, the Group's operating lease commitments for the financial year ending 31 March 2003 amounted to £33.2m (2001: £11.9m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Within one year	**0.8**	0.1	**2.2**	1.1	**3.0**	1.2
Between two and five years	**1.9**	1.3	**11.7**	4.5	**13.6**	5.8
After five years	**7.3**	2.6	**9.3**	2.3	**16.6**	4.9
	10.0	4.0	**23.2**	7.9	**33.2**	11.9

Total commitments under non-cancellable operating leases were as follows:	**2002 £m**	2001 £m
In one year or less	**33.2**	11.9
In more than one year, but not more than two years	**28.7**	10.7
In more than two years, but not more than three years	**25.9**	8.4
In more than three years, but not more than four years	**23.9**	6.4
In more than four years, but not more than five years	**18.6**	5.5
In more than five years	**159.0**	34.6
	289.3	77.5

c Power commitments

At 31 March, the Group had obligations to purchase energy under long term contracts. The following table analyses that commitment, excluding those purchased power obligations, the net present value of which is already reflected in creditors (note 18).

	2002 £m	2001 £m
In one year or less	**1,340.1**	1,037.3
In more than one year, but not more than two years	**1,188.9**	670.8
In more than two years, but not more than three years	**1,057.1**	644.9
In more than three years, but not more than four years	**684.3**	545.2
In more than four years, but not more than five years	**691.5**	277.4
In more than five years	**2,350.1**	1,238.6
	7,312.0	4,414.2

d Guarantees and performance bonds

A Group undertaking has issued performance bonds in the ordinary course of business amounting to £40.6m (2001: £88.1m), of which £10.6m (2001: £58.3m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2001: £14.1m).

e Sale of Millstone 3

In November 1999, New England Power (NEP), a National Grid subsidiary, entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP's 16.2 per cent share in an auction of NU's share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001 the Millstone 3 sale was completed and proceeds of US dollar 27.9m (£19.6m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately US dollar 855.0m (£602.0m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately US dollar 140.0 million (£100.0m) of sale proceeds without the agreement. The dispute will be resolved by the Federal Energy Regulatory Commission (FERC). National Grid believes it has a strong argument that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

f Environmental related litigation

On 25 May 2000, the New York State Department of Environmental Conservation (DEC) issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. (NRG), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit alleging that the plants are in violation of the federal Clean Air Act. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 10 January 2002, New York State filed suit against Niagara Mohawk and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk has filed a motion to dismiss.

30 Group undertakings, joint ventures and associate

Principal Group undertakings

The principal Group undertakings included in the Group accounts at 31 March 2002 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

	Principal activity
National Grid Holdings One plc (a)	Holding company
National Grid (US) Holdings Limited (a)	Holding company
National Grid Holdings Limited (b)	Holding company
The National Grid Company plc (b)	Transmission of electricity in England and Wales
National Grid USA (Incorporated in USA) (b)	Holding company
NGG Telecoms Limited (b)	Holding company
NG Investments Limited (Incorporated in Jersey) (b)	Investment company
Massachusetts Electric Company (Incorporated in USA) (b)	Distribution of electricity
The Narragansett Electric Company (Incorporated in USA) (b)	Distribution and transmission of electricity
Granite State Electric Company (Incorporated in USA) (b)	Distribution of electricity
New England Power Company (Incorporated in USA) (b)	Transmission and generation of electricity
Niagara Mohawk Power Corporation (Incorporated in USA) (b)	Distribution and transmission of electricity and gas
Niagara Mohawk Holdings Inc. (Incorporated in USA) (b)	Holding company

(a) Issued ordinary share capital held by National Grid Group plc.
(b) Issued ordinary share capital held by Group undertakings.

Principal joint ventures and associate
at 31 March 2002

	Group holding	Country of incorporation and operation	Principal activity
Compania Inversora En Transmicion Electrica CITELEC S.A. (c)	42.5% ordinary shares	Argentina	Transmission of electricity
Copperbelt Energy Corporation Plc (c)	38.5% ordinary shares	Zambia	Transmission, distribution and supply of electricity
JVCO Participacoes Ltda* (c)	50.0% ordinary shares	Brazil	Telecommunications
Manquehue net S.A. (c)	30.0% ordinary shares	Chile	Telecommunications
Silica Networks S.A. (c)	50.0% ordinary shares	Chile	Telecommunications
Energis Polska Sp. z.o.o. (c)	48.75% ordinary shares	Poland	Telecommunications
Energis plc (d)	32.5% ordinary shares	Great Britain	Telecommunications

*JVCO Participacoes Ltda is Intelig's ultimate parent undertaking.

The investments in the joint ventures (c) and associate (d) are held by Group undertakings.

The Group holding of shares in Energis recorded in the table above represents the Energis shares held within fixed asset investments (note 14), but not those included within assets held for exchange (note 16). At 31 March 2002, 29.9m (2001: 29.9m) Energis shares (book value: £nil; market value £0.8m), (2001: book value: £21.9m; market value: £83.5m) included within fixed asset investments, had been loaned to a financial institution under the terms of a stock lending agreement. This agreement provides for a fee to be paid to the Group and the loan of shares is secured by an equivalent value of readily marketable securities.

A full list of all Group and associated undertakings is attached to the Company's Annual Return filed with the Registrar of Companies.

31 Post balance sheet event

On 22 April 2002 the Boards of National Grid Group plc and Lattice Group plc ("Lattice") unanimously agreed and announced the terms of a recommended merger. Under the terms of the merger, National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice shareholders will receive 0.375 National Grid Transco shares for each Lattice share. Upon completion of the merger, National Grid shareholders will hold approximately 57.3 per cent and Lattice shareholders will hold approximately 42.7 per cent of the issued share capital of National Grid Transco, based on the issued share capital of the two companies at the date of the announcement.

It is intended to account for the merger in accordance with merger accounting principles.

32 Differences between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant differences between UK GAAP and US GAAP are set out below.

Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences with certain exceptions, as outlined in the Accounting policies – Deferred taxation. Under US GAAP, deferred tax is provided in full, using the liability method, and requires the recognition of deferred taxation on all timing differences except for non tax deductible goodwill.

The deferred tax liability under US GAAP is analysed as follows:	2002 £m	2001 £m
Deferred taxation liabilities:		
Excess of book value over taxation value of fixed assets	1,713.9	1,124.4
Other temporary differences	1,376.4	222.7
	3,090.3	1,347.1
Deferred taxation assets:		
Other temporary differences	(1,161.5)	(126.5)
	1,928.8	1,220.6
Analysed as follows:		
Current	12.2	11.3
Non-current	1,916.6	1,209.3
	1,928.8	1,220.6

Pensions

Under UK GAAP, pension costs have been accounted for in accordance with SSAP 24 and disclosures have been provided in accordance with SSAP 24 and FRS 17.

Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders' equity assuming the adoption and application of SFAS 87 "Employers' Accounting for Pensions" as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £171.5m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 7, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this credit is not recognised.

The net periodic (credit)/cost for pensions and other post-retirement benefits are as follows:

	Pensions			Other post-retirement benefits	
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m
Service cost	29.6	25.1	19.7	5.1	3.6
Interest cost	125.0	110.7	63.7	28.8	20.7
Settlements	(11.6)	–	–	–	–
Expected return on assets	(159.5)	(141.7)	(72.9)	(20.8)	(17.2)
Amortisation of prior service cost	3.7	2.6	2.6	–	–
Amortisation of previously unrecognised losses	–	–	0.9	0.3	0.2
Amortisation of transitional asset	(11.4)	(11.4)	(11.4)	–	–
	(24.2)	(14.7)	2.6	13.4	7.3
Release of pension provision	(1.5)	(1.5)	(1.5)	–	–
	(25.7)	(16.2)	1.1	13.4	7.3

32 **Differences between UK and US accounting principles** continued

Pensions continued

The cost of providing other post-retirement benefits for the year ended 31 March 2000, which related to the period 22 March 2000 to 31 March 2000, amounted to £0.2m.

The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" is as follows:

	2002 £m	2001 £m	2000 £m
Cost of termination benefits	**46.3**	4.1	10.3

The principal financial assumptions used for the SFAS 87 calculations in respect of the UK and USA defined benefit schemes are shown below.

	USA			UK		
	2002 %	2001 %	2000 %	**2002 %**	2001 %	2000 %
Discount rate	**7.5**	7.3	7.8	**6.0**	5.5	5.5
Return on assets	**7.5 – 9.0**	8.8	8.5	**7.0**	5.8	6.0
General salary increases	**3.25 – 4.5**	4.0	5.1	**3.8**	3.3	4.0
Pension increases	**nil**	nil	nil	**2.9**	2.5	3.0

The assumptions used for other post-retirement costs relate solely to USA schemes. These assumptions were that the discount rate used would be 7.5% and that medical costs would increase by 10.0%, decreasing to 5.0% in 2007 and remain at 5.0% thereafter.

A reconciliation of the funded status of the Group pension and other post-retirement schemes to the prepaid/(accrued) cost that would appear in the Group's balance sheet if prepared under US GAAP is as follows:

	Pensions		Other post-retirement benefits	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Projected benefit obligation	**(2,953.5)**	(1,906.5)	**(884.0)**	(316.2)
Fair value of plan assets	**2,698.2**	2,095.8	**396.8**	202.3
	(255.3)	189.3	**(487.2)**	(113.9)
Unrecognised transition asset	**(23.1)**	(34.5)	**–**	–
Unrecognised net loss	**417.2**	157.5	**83.0**	47.6
Unrecognised prior service cost	**65.2**	44.9	**(1.6)**	–
Prepaid/(accrued) cost under US GAAP	**204.0**	357.2	**(405.8)**	(66.3)

	Pensions		Other post-retirement benefits	
Changes in the projected benefit obligation are shown below:	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Projected benefit obligation at start of year	**1,906.5**	1,655.5	**316.2**	228.8
Adjustments to provisional fair values	**–**	5.3	**–**	(16.4)
Service cost	**29.6**	25.1	**5.1**	3.9
Interest cost	**125.0**	110.7	**28.8**	20.7
Plan participants' contributions	**4.7**	4.5	**–**	–
Plan amendment – prior service cost	**23.4**	13.3	**(1.6)**	–
Terminations	**39.7**	4.1	**6.6**	0.2
Actuarial loss	**118.0**	12.2	**24.7**	15.2
Benefits paid	**(140.1)**	(121.8)	**(26.3)**	(17.5)
Acquisition of Group undertakings	**900.6**	119.7	**532.5**	51.2
Transfers out	**(51.0)**	–	**–**	–
Transfers in	**1.5**	–	**–**	–
Exchange adjustments	**(4.4)**	77.9	**(2.0)**	30.1
Projected benefit obligation at end of year	**2,953.5**	1,906.5	**884.0**	316.2

32 Differences between UK and US accounting principles continued

Pensions continued

Changes in plan assets are shown below:	Pensions 2002 £m	Pensions 2001 £m	Other post-retirement benefits 2002 £m	Other post-retirement benefits 2001 £m
Fair value of plan assets at start of year	2,095.8	2,110.7	202.3	178.9
Actual return on assets	18.8	(150.0)	10.3	(13.2)
Employer contributions	23.6	14.7	16.1	6.0
Plan participants' contributions	4.7	4.5	–	–
Benefits paid	(140.1)	(121.8)	(20.2)	(16.7)
Acquisition of Group undertakings	738.6	147.8	189.0	23.3
Transfers out	(40.6)	–	–	–
Transfers in	1.5	–	–	–
Exchange adjustments	(4.1)	89.9	(0.7)	24.0
Fair value of plan assets at end of year	2,698.2	2,095.8	396.8	202.3

It is estimated that a one per cent change in the assumed health care cost trends would increase or decrease the accumulated post-retirement benefit obligation as at 31 March 2002 by £90.9m (2001: £53.9m) and £82.3m (2001: £48.2m) respectively. There would be an immaterial effect on the net periodic cost for the year ended 31 March 2002.

Shares held by employee share trusts

Under UK GAAP, shares in the Company held by employee share trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded as a deduction from shareholders' equity.

Share option schemes

As permitted under UK GAAP, no cost is accrued for share options awarded under the Sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP as the exercise price is equivalent to the market value at the date of grant. As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Group has accounted for compensatory share option schemes under APB 25 "Accounting for Stock Issued to Employees". Under the requirements of APB 25, the compensation costs relating to the Sharesave and Executive schemes are amortised over the period from the date of grant of options to the date those options are first exercisable. SFAS 123 prescribes a fair value method of recognising share option compensation costs, the application of which would have no material effect on the Group's reported net income or earnings per ordinary share.

The average fair value of the options granted during each of the three financial years ended 31 March 2002 are estimated as follows:

	2002	2001	2000
Where the exercise price is less than the market price at the date of grant	158.0p	155.0p	134.2p
Where the exercise price is equal to the market price at the date of grant	62.0p	68.0p	129.0p
Where the exercise price is greater than the market price at the date of grant	–	65.0p	–

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	2002	2001	2000
Dividend yield	3.5	2.7	4.1
Volatility	30.0	30.0	33.0
Risk-free investment rate	5.4	5.9	5.8
Average life (years)	4.2	4.0	4.2

32 Differences between UK and US accounting principles continued

Ordinary dividends

Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are not provided until declared.

Tangible fixed assets

During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. Part of this impairment provision was subsequently released and shareholders' equity credited. Under US GAAP this partial release would not be permitted.

Financial instruments

Under UK GAAP, derivative financial instruments that qualify for hedge accounting are recorded at their historical cost, if any, and are not re-measured. Any related monetary assets or liabilities, including foreign currency borrowings are translated at the hedged rate. In addition, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currencies of the overseas operations.

Under US GAAP, as required by SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", all derivative financial instruments including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 only permits hedge accounting in specific circumstances, where the hedge is identified as one of three types: fair value; cash flow or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change; for cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, then changes in the fair value of a derivative is reflected in net income.

The primary differences that arise between UK GAAP and US GAAP result from the different criteria that are applied under UK GAAP and US GAAP to permit the use of hedge accounting, and the application of different measurement criteria.

Equity Plus Income Convertible Securities (EPICs)

Under UK GAAP, EPICs are carried in the balance sheet at the gross proceeds of the issue and the related issue costs were written-off in the year of issue. Under US GAAP, the issue costs are deferred and written-off over the period to the expected date of redemption of the EPICs on 3 May 2003.

US GAAP requires the carrying value of the EPICs to be adjusted to the settlement amount of the debt, which is linked to the Energis plc share price as described in note 19.

Regulatory assets

SFAS 71 "Accounting for Certain Types of Regulation" establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the United Kingdom.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. In certain circumstances, regulatory assets may be reported net of related regulatory liabilities.

Recognition of income

Under US GAAP, income is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income.

Severance and integration costs

Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees' future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK GAAP and US GAAP arise on the recognition of such costs.

Under US GAAP, certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post acquisition costs.

32 Differences between UK and US accounting principles continued

Goodwill

Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP fair value of net assets of Group undertakings acquired differ from the fair value of net assets as determined under UK GAAP principles.

Under UK GAAP, goodwill is amortised over its expected useful economic life of up to 20 years. Under US GAAP, National Grid, with the exception of its associated undertaking, has adopted SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. SFAS 142 requires that amortisation of goodwill should be replaced by periodic reviews for impairment.

Share of joint ventures' and associate's adjustments to conform with US GAAP

The Group's share of the associated undertaking's results and net assets, which also impact on the exceptional profit relating to Energis and assets held for exchange, have been adjusted to conform with US GAAP.

Reconciliation of net (loss)/income to US GAAP

The following is a summary of the material adjustments to net (loss)/income which would have been required if US GAAP had been applied instead of UK GAAP.

	2002 £m	2001 (restated) £m	2000 (restated) £m
Profit for the year, excluding exceptional items	**400.1**	210.7	321.9
Exceptional items after taxation	**(893.4)**	453.5	800.1
Net (loss)/income under UK GAAP	**(493.3)**	664.2	1,122.0
Adjustments to conform with US GAAP			
Deferred taxation	**6.7**	(27.2)	34.8
Pensions	**29.4**	18.9	5.7
Share option schemes	**(1.6)**	(5.3)	(5.4)
Tangible fixed assets	**3.4**	3.4	3.4
Financial instruments	**(82.8)**	(55.4)	27.9
Issue costs associated with EPICs	**(1.8)**	(1.8)	(1.8)
Carrying value of EPICs liability	**203.1**	152.5	(115.0)
Severance and integration costs	**67.4**	23.6	(11.3)
Recognition of income	**(4.7)**	(17.0)	–
Goodwill	**78.4**	(1.6)	0.1
Share of joint ventures' and associate's adjustments to conform with US GAAP	**37.0**	56.0	(50.6)
Other	**(4.3)**	–	–
Total US GAAP adjustments	**330.2**	146.1	(112.2)
Net (loss)/income under US GAAP	**(163.1)**	810.3	1,009.8

Net (loss)/income under US GAAP includes net losses of £892.9m (2001: net gains £527.9m; 2000: net gains £795.7m) which are treated as exceptional items under UK GAAP.

Earnings per share (EPS)	**2002 £m**	2001 £m	2000 £m
Net (loss)/income under US GAAP	**(163.1)**	810.3	1,009.8
Dilutive impact of 4.25% exchangeable bonds 2008*	–	21.2	20.9
Net (loss)/income after dilution	**(163.1)**	831.5	1,030.7

*There is no dilutive impact of the 4.25% exchangeable bonds 2008 in 2002.

	Number million	Number million	Number million
Weighted average shares in issue - for basic EPS (note 11)	**1,526.8**	1,475.8	1,472.9
Weighted average shares in issue - for diluted EPS (note 11)	**1,526.8**	1,596.0	1,593.3
Basic (loss)/earnings per share	**(10.7)p**	54.9p	68.6p
Diluted (loss)/earnings per share	**(10.7)p**	52.1p	64.7p

32 Differences between UK and US accounting principles continued

Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds which would have been required if US GAAP had been applied instead of UK GAAP.

	2002 £m	2001 (restated) £m
Equity shareholders' funds under UK GAAP	3,196.6	2,673.5
Adjustments to conform with US GAAP		
Deferred taxation	(51.7)	(47.2)
Pensions	216.5	178.7
Shares held by employee share trusts	(45.7)	(10.2)
Ordinary dividends	169.0	133.5
Tangible fixed assets	(38.2)	(41.6)
Financial instruments	(81.5)	(45.5)
Issue costs associated with EPICs	1.9	3.7
Carrying value of EPICs liability	240.6	37.5
Severance liabilities	14.8	–
Recognition of income	(21.7)	(17.0)
Regulatory assets	34.4	–
Goodwill	105.1	34.1
Share of joint ventures' and associate's adjustments to conform with US GAAP	20.7	21.3
Other	(1.8)	(0.8)
Total US GAAP adjustments	562.4	246.5
Equity shareholders' funds under US GAAP	3,759.0	2,920.0

Reconciliation of US GAAP to UK GAAP cash flow headings

The Group accounts include a cash flow statement prepared in accordance with FRS 1 (Revised 1996) "Cash Flow Statements" ("FRS 1 (revised)"), the objectives and principles of which are substantially the same as SFAS 95 "Statement of Cash Flows" under US GAAP. The principal differences between FRS 1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP cash flows are classified under eight standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include deposits and investments with original maturities of three months or less.

Set out below is a summary of the Group cash flow statement under US GAAP:

	2002 £m	2001 £m	2000 £m
Net cash provided by operating activities(i)	902.1	425.5	347.5
Net cash used in investing activities(ii)	(1,199.7)	(1,059.8)	(736.2)
Net cash provided by/(used in) financing activities(iii)	221.5	(104.7)	596.2
Net (decrease)/increase in cash and cash equivalents	(76.1)	(739.0)	207.5
Cash and cash equivalents at beginning of year	259.0	977.3	769.8
Exchange adjustments	(4.6)	20.7	–
Cash and cash equivalents at end of year	178.3	259.0	977.3
Cash and deposits per balance sheet	212.6	271.2	1,011.6
Less: deposits with original maturities of more than three months	(34.3)	(12.2)	(34.3)
Cash and cash equivalents	178.3	259.0	977.3

(i) Net cash provided by operating activities comprises net cash inflow from operating activities, dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt and taxation.

(ii) Net cash used in investing activities comprises capital expenditure, acquisitions and disposals and the component of management of liquid resources which comprises deposits with an original maturity of more than three months.

(iii) Net cash provided by/(used in) financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt, and movements in bank overdrafts.

32 Differences between UK and US accounting principles continued

Comprehensive (loss)/income

Comprehensive (loss)/income under US GAAP is as follows:

	2002 £m	2001 £m	2000 £m
Net (loss)/income under US GAAP	(163.1)	810.3	1,009.8
Other comprehensive income			
Share of associate's other comprehensive (loss)/income	(5.0)	(47.5)	57.5
Exchange adjustments	(8.9)	(3.1)	(18.1)
Tax on exchange adjustments	7.6	31.9	–
Other	(4.7)	2.8	–
Comprehensive (loss)/income under US GAAP	(174.1)	794.4	1,049.2

Cumulative foreign exchange losses recognised in other comprehensive income at 31 March 2002 under US GAAP were £30.9m (2001: £22.0m; 2000: £18.9m).

Other differences between UK and US GAAP

Under US GAAP, turnover attributable to the country of domicile is required to be identified. With minor exceptions, the vast majority of turnover attributable to "Europe" identified in note 2a is in respect of sales made in the United Kingdom.

UK GAAP requires the investors' share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors' share of the after tax profits and losses of joint ventures and associates is included within the income statement as a single line item. UK GAAP requires the investors' share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2002.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders' funds.

Under US GAAP, debtors falling due after more than one year of £4,054.4m (2001: £1,053.9m (restated)) and provisions for liabilities and charges of £3,034.3m (2001: £1,521.0m (restated)) as measured under UK GAAP would be classified as non-current assets and non-current liabilities respectively.

Under UK GAAP, the assets held for exchange are included in current assets. Under US GAAP, the assets held for exchange are classified as part of the investment in an associate and are equity accounted.

Under UK GAAP, fixed rate long-term debt acquired as part of the acquisition of Niagara Mohawk has been included in the balance sheet at 31 March 2002 at the fair value of that debt at the date of acquisition, with a corresponding regulatory asset for the difference between the book value and fair value being recognised, amounting to £165.4m. Both the fair value adjustment to long-term debt and regulatory asset are being amortised over the remaining term of the debt. Under US GAAP, this fixed rate debt is carried at book value, as the book value of debt reflects the regulatory value of the debt, and the Group will be recovering financing costs from customers based on this book value.

32 Differences between UK and US accounting principles continued

New US Accounting Standards adopted during 2001/2002

National Grid has adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", SFAS 141 "Business Combinations" and SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from this date and consequently the US GAAP results reflect National Grid's share of the associate's goodwill amortisation.

SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative financial instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders' funds by £13.9m (net of tax).

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. The requirements of SFAS 141 have been applied in accounting for the acquisition of Niagara Mohawk.

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment ("transitional goodwill impairment test") within six months of adoption, and annually thereafter. The transitional goodwill impairment test, conducted at 1 April 2001 and the annual impairment test carried out at 31 March 2002, revealed that National Grid had no impairment to recognise. If SFAS 142 had been in effect for the years' ending 31 March 2001 and 31 March 2000, reported income under US GAAP would have been higher by £70.9m and £1.3m respectively.

New US Accounting Standards and pronouncements not yet effective

In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This standard requires entities to record the fair value of an "asset retirement obligation" as a liability in the period in which it incurs a legal obligation associated with the disposal of tangible fixed assets. This standard is mandatorily effective for National Grid with effect from 1 April 2003. National Grid has not yet evaluated the likely impact of SFAS 143 on its accounts. Upon initial recognition of such a liability entities should capitalise the cost by recognising an increase in the carrying value of the related tangible fixed asset.

In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Whilst SFAS 141 retains many of the recognition and measurement provisions of SFAS 121, it excludes goodwill not being amortised from its impairment provisions and significantly changes the criteria that have to be met in order to classify 'long-lived assets' as 'held-for-sale'. SFAS 144 also supersedes the provisions of APB 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that expected future operating losses from discontinued operations be reported in the periods the losses are incurred rather than as of the measurement date. The provisions of SFAS 144 are effective for National Grid with effect from 1 April 2003. As the provisions of SFAS 144 are to be applied prospectively, the impact on National Grid, if any, will depend upon the circumstances existing at that time.

Glossary of terms

Term used in annual report	US equivalent or brief description
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Allotted	Issued
APB	Accounting Principles Board (US)
Associate	Equity investment
Called up share capital	Common stock issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Creditors	Accounts payable (or payables)
Debtors	Accounts receivable (or receivables)
Equity shareholders' funds	Shareholders' equity
FASB	Financial Accounting Standards Board (US)
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
FRS	Financial Reporting Standard (UK)
Group accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Joint venture	Equity investment
Net book value	Book value
Operating profit	Net operating income
Own shares	Treasury stock
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit for the year	Net income
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Reconciliation of movements in equity shareholders' funds	Statement of changes in stockholders' equity
Reserves	Stockholders' equity other than common stock
SFAS	Statement of Financial Accounting Standards (US)
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
SSAP	Statement of Standard Accounting Practice (UK)
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)
UK GAAP	United Kingdom generally accepted accounting principles
US GAAP	United States generally accepted accounting principles

Proposed Lattice merger

The proposed merger with Lattice is subject to the approval of the shareholders of both National Grid and Lattice, satisfaction of certain regulatory conditions, and sanction of the Lattice Scheme by the Court. It is expected that the regulatory approvals will be received so that completion of merger can occur in the autumn of 2002.

There is also the risk that the merger will not generate the savings and benefits as expected. The "Chairman's statement" on page 2 notes that the combined management team have a proven track record, demonstrating that the Group has the abilities required.

Business performance

Earnings maintenance and growth from the UK regulated electricity industry is dependent upon outperforming regulatory efficiency targets set by Ofgem. Generally, over time, the continued ability to make efficiency improvements will decline. National Grid has published cost and efficiency saving targets for its UK regulated business. To meet these targets National Grid must continue to improve management and operational performance. Earnings are increasingly dependent on the performance of the US regulated businesses. Under the state rate plans, the ability to deliver integration savings will affect earnings. To meet National Grid's announced savings targets for its acquisition of Niagara Mohawk, National Grid must improve efficiency and reduce costs. US earnings are also dependent on meeting service quality standards set by state regulators. In order to meet such standards, National Grid must improve service reliability and customer service.

National Grid's core skills are the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. National Grid aims to continually improve these skills. These skills allow National Grid to address these and other business performance risks. For more information see "Outlook" on page 4 and "Operating and financial review" starting on page 5.

Regulation

Most of National Grid's businesses are utilities that are subject to regulation by authorities of the UK, the US, the EU or other jurisdictions. Decisions by regulators concerning permitted revenues and rates of return, market trading arrangements, the facilitation of competition in markets in which National Grid operates and proposed acquisitions or mergers could have an adverse impact on National Grid's business, including its results of operations, cash flow, financial condition and ability to develop its business in the future. For instance, National Grid believes it is positioned in the US market to take advantage of the development of RTOs. Whilst National Grid is in discussion with a number of parties, further agreements among the parties and FERC are required. Adverse decisions by FERC would affect National Grid's ability to become an independent transmission company.

National Grid's core skills are the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. These skills allow National Grid to address these and other regulatory risks. For more information see "Transmission business development" on page 9. For a description of current UK regulation see "Electricity networks – England and Wales" on pages 6 and 7. For a description of current US regulation see "Electricity and gas networks – US" on pages 8 to 11.

Commodity risk

The costs incurred by National Grid in purchasing electricity are subject to movements in underlying commodity prices, particularly of oil and gas. Regulatory arrangements in the UK and US provide some ability to pass through higher prices. For more information see "Electricity networks – England and Wales" on pages 6 and 7 and "Electricity and gas networks – US" on pages 8 to 11.

Operational performance

Electricity and gas utilities are subject to certain risks mainly outside of their control such as weather or possible security breaches. Unusually hot or cold weather will affect revenues, particularly in the US. Severe weather that causes outages or damages infrastructure will adversely affect revenues. The Group has security protocols and business continuity plans in place to manage these types of risks but cannot ensure they are adequate for all risks.

Joint ventures

National Grid's investments in joint ventures are subject to risks normally associated with ventures that are not majority owned. National Grid is not able to exercise complete control over the joint venture operations and may be dependent on the actions of the other joint owners regarding decisions such as continued funding or interest in the business. The health of the joint venture is also dependent upon the financial health of the other owners. The problems associated with National Grid's joint venture telecoms highlight these risks. Following a review of National Grid's telecoms investments, the Group has decided to concentrate on its wholly-owned infrastructure businesses. For more information see "Other electricity businesses and projects" on page 12 and "Telecoms" on page 13.

Safety and environmental

Aspects of the Group's business are inherently dangerous, such as the operation and maintenance of high voltage transmission lines and the transmission and distribution of natural gas. Electricity and gas utilities typically utilise and generate in their operations a range of potentially hazardous products and by-products. The Group is subject to numerous laws and regulations in each of the jurisdictions in which it operates relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials, and the health and safety of employees and the general public. National Grid requires all operating companies to comply fully with all relevant laws and regulations. For a description of National Grid's approach to business responsibility see "Our framework for a responsible business" on page 14.

Financial measures

National Grid is subject to certain covenants and limits in relation to listed debt and bank lending facilities. Such limits may hinder National Grid in the servicing of current businesses or the financing of new businesses. National Grid's debt is rated by credit rating agencies and these ratings may impact the borrowing capacity of the Group.

In order to take advantage of National Grid's current financing authority under the Public Utility Holding Company Act of 1935, National Grid must maintain an equity capitalisation ratio calculated on a US GAAP basis of at least 30 per cent. A large deterioration in the equity base through, for example, the write down in the value of assets, or a large increase in debt through, for example, business expansion, currency or fair value adjustments could cause National Grid to not meet this requirement.

The Group manages these risks in part through the operations of its Treasury Policy Committee, a committee of the Board, which is responsible for the regular review and monitoring of treasury activity. For further information see "Treasury policy" on page 23.

Interest rates

A proportion of National Grid's borrowings are subject to interest rates that may fluctuate with certain prevailing interest rates. Increases in these prevailing interest rates would result in increased costs for the Group. Interest rates are among the items regularly reviewed by the Treasury Policy Committee, a committee of the Board. For further information see "Interest rate risk" on page 23.

Foreign currency exchange/Foreign operations

National Grid has significant international operations and conducts business in many currencies. These operations are subject to the risks normally associated with international operations, including the need to translate foreign currency denominated assets and profits into National Grid's reporting currency.

Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the need to enforce agreements and collect receivables through foreign legal systems. For example, National Grid's investment in Transener has been impacted by the devaluation of the Argentine peso. Transener could default on its debt obligations without government intervention. Currency risk is among the items regularly reviewed by the Treasury Policy Committee, a committee of the Board. For further information see "Currency risk" on page 25.

Technological change

National Grid's principal business is the transmission and distribution of electricity via lines and cables. It is therefore vulnerable to certain types of technological changes. Examples of possible changes are growth in distributed generation, renewable energy sources, fuel cells and the introduction of an alternative power carrier. Directors are briefed on technology issues and the Group invests each year in research and development. For more information see "Research and development" on page 31.

Business development

The Group is subject to the risk that any business development will be based on incorrect assumptions or conclusions or that substantial liabilities will be overlooked. The Group has a business development process in place and ultimate responsibility for certain decisions falls to the Directors. For further information see "Directors" on page 32.

Internal controls

There is a risk that, with the rate of organisational change and development, management may become distracted from the core business of the Group with adverse consequences. To ensure that the business remains focused the Group has in place an established a system of internal control. For more information see "Internal control" on page 33.

Exchange rates

The following tables set out, for the periods indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed in US dollars per £1.00.

Financial year	Period end	Average*	High	Low
1997/98	1.68	1.65	1.70	1.58
1998/99	1.61	1.65	1.72	1.60
1999/2000	1.59	1.61	1.68	1.55
2000/01	1.42	1.47	1.60	1.40
2001/02	1.42	1.44	1.48	1.37

*The average of the Noon Buying Rates on the last business day of each month during the relevant period.

	High	Low
December 2001	1.46	1.42
January 2002	1.45	1.41
February 2002	1.43	1.41
March 2002	1.43	1.41
April 2002	1.46	1.43
May 2002*	1.47	1.45

*For the period to 29 May 2002.

Market prices

The following tables set out for the periods indicated the highest and lowest closing middle-market quotations for ordinary shares, as derived from the Official List, and the ADS equivalent of such prices, or where available the actual ADS price. Prices for periods up to 9 February 1998 are adjusted to take account of the share consolidation and special dividend.

	Ordinary shares		ADS	
Financial year	High(p)	Low(p)	High($)	Low($)
1997/98	355.0	208.5	30.73	20.44
1998/99	552.5	353.0	45.62	29.75
1999/2000	597.0	388.5	48.12	31.87
2000/01	646.0	479.5	47.87	37.00
2001/02	581.0	417.2	41.75	30.40

	Ordinary shares		ADS	
Financial period	High(p)	Low(p)	High($)	Low($)
2000/01				
Quarter 1	573.0	479.5	45.75	37.50
Quarter 2	597.0	517.5	43.25	37.75
Quarter 3	646.0	568.0	47.87	40.75
Quarter 4	638.0	518.0	47.00	37.00
2001/02				
Quarter 1	581.0	518.0	41.75	36.90
Quarter 2	536.0	424.5	37.50	31.64
Quarter 3	502.0	417.2	36.04	30.04
Quarter 4	471.5	434.5	33.61	31.11

	Ordinary shares		ADS	
	High(p)	Low(p)	High($)	Low($)
December 2001	438.0	420.5	31.95	30.40
January 2002	461.0	434.5	33.06	31.11
February 2002	471.5	451.7	33.61	32.17
March 2002	468.0	447.5	33.18	31.74
April 2002	505.0	460.7	36.65	32.87
May 2002*	511.5	492.0	37.40	35.90

*For the period to 29 May 2002.

Trading markets for ordinary shares

National Grid's ordinary shares have been listed on the London Stock Exchange since 11 December 1995. National Grid's ADSs have had a full listing on the New York Stock Exchange since 7 October 1999.

Defaults, dividend arrearages and delinquencies

There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries. There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of ordinary shares except as otherwise set out in "Taxation" below and except in respect of the governments of and/or certain citizens, residents or bodies of Iraq, the Federal Republic of Yugoslavia, Serbia, Burma and Afghanistan (in each case as more particularly described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Taxation

The following summary describes the principal US Federal income and UK tax consequences to beneficial owners of ADSs or ordinary shares who are residents of the United States. The summary is not a complete analysis or listing of all of the possible tax consequences of ownership and does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, securities dealers, investors with a "functional currency" other than the US dollar and any corporation which, alone or together with one or more corporations which are treated as associated for the purposes of the US/UK taxation convention relating to income and capital gains (the "Income Tax Convention"), directly or indirectly controls 10 per cent or more of the voting share capital of National Grid. The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the "Code") and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representations of The Bank of New York as depositary (the "Depositary") and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid, the Depositary and the registered holders of ADRs pursuant to

which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 31 January 2002 (the "Deposit Agreement") and any related agreement will be performed in accordance with its terms. The statements regarding UK tax set out below are based on UK domestic law and the Income Tax Convention as in force on the date of this document and on what is understood to be the practice of the UK Inland Revenue as at such date and are subject to any change therein (including any change having retroactive effect). Beneficial owners of the ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Code.

For the purposes of this discussion, the term "US Holder" refers to a beneficial owner of ADSs or ordinary shares who is a resident of the United States for US Federal income tax purposes and, as to the description under "Taxation of dividends" and "Taxation of capital gains" below, is also a resident of the United States for the purposes of the Income Tax Convention.

Taxation of dividends

The tax credit to which UK resident individual shareholders are generally entitled in respect of any dividend on their ordinary shares and which they can set against their total income tax liability is equal to one-ninth of the cash dividend (10 per cent of the aggregate of the tax credit and the cash dividend). Under the terms of the Income Tax Convention, US residents and corporations controlling less than 10 per cent of the voting share capital of National Grid are technically entitled to a refund (the "Tax Treaty Payment") in respect of dividends paid by National Grid calculated by reference to the amount of the tax credit available to a UK individual, less a withholding. However, the combination of the reduction in the value of the tax credit on dividends paid to UK individuals to one-ninth of the cash dividend and the withholding means that no Tax Treaty Payments will be made to those US Holders holding less than 10 per cent of the voting share capital of National Grid.

Taxation of capital gains

A US Holder who is not resident or ordinarily resident for UK tax purposes in the UK will not be liable for UK taxation on capital gains realised or accrued on the sale or other disposal of ADSs or ordinary shares unless the US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency. A US Holder will be liable for US Federal income tax on gains on the sale of ADSs or ordinary shares to the same extent as on any other gains from sales of stock. Gain, if any, will generally be US source.

A US citizen who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK or a US citizen who, or US corporation which, is trading or carrying on a profession or vocation in the UK through a branch or agency and has used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation or such branch or agency, may be liable for both UK and US tax on a capital gain recognised on the disposal of ADSs or ordinary shares. Such holder, however, will generally be entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

A US Holder who becomes resident in the UK after a period of "temporary" non-residence (of up to five years) following an earlier period of residence in the UK may also be liable to UK capital gains tax.

UK stamp duty and stamp duty reserve tax ("SDRT")

Transfers of ordinary shares Generally speaking SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid is payable where an agreement, to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5 per cent (rounded up to the nearest £5) of the actual consideration paid.

Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5 per cent, and not stamp duty.

The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer.

SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfer of ADSs No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of American Depositary Receipts (ADRs) will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the "Custodian") to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT.

A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5 per cent of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits.

If the stamp duty is not already a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding

A US resident Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 30 per cent with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

UK inheritance tax

An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the "Estate Tax Convention") and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs on the individual's death or on a gift of the ADSs during the individual's lifetime, unless the ADSs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Memorandum and Articles of Association

The following description is a summary of the material terms of National Grid's share capital and material provisions of the Memorandum and Articles of Association of National Grid (the "Articles") and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles, which have been filed with the US Securities and Exchange Commission, and the Companies Act 1985, as amended (the "Companies Act"). National Grid's authorised share capital is 2,500,000,000 ordinary shares of 10 pence each and one special rights non-voting redeemable preference share of £1. All of the outstanding shares are fully paid. Accordingly, no further contribution of capital may be required by National Grid from the holders of such shares.

General National Grid is incorporated under the name National Grid Group plc and is registered in England and Wales with registered number 4031152. The Company's objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

- carrying on the business of a holding company;
- employing the funds of the Company to develop and expand its business; and
- carrying on any other activity supplemental to the foregoing or capable of enhancing the Company's profitability.

The Memorandum of Association grants National Grid a broad range of corporate powers to effect these objectives.

Directors The Articles provide that unless otherwise determined by an ordinary resolution of the Company's shareholders, the number of Directors shall not be less than two but shall not be subject to any maximum number.

Under the Articles, a Director may not vote in respect of any contract in which the Director, directly or indirectly, has an interest. This is subject to certain exemptions relating to (a) giving the Director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of National Grid, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of National Grid for which the Director has assumed responsibility under an indemnity or guarantee, (c) an offer of securities of National Grid in which the Director may be entitled to participate or will be interested as an underwriter, (d) any contract concerning any other company in which the Director is beneficially interested in less than one per cent of that other company, (e) any arrangement for the benefit of employees of National Grid under which he benefits in a similar manner as the employees and (f) any contract concerning any insurance that National Grid is empowered to purchase or maintain for its Directors.

The compensation awarded to Executive Directors is decided by a remuneration committee, which consists exclusively of Non-executive Directors.

The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed an amount equal to four times National Grid's share capital and aggregate reserves, calculated in the manner described in the Articles, unless sanctioned by an ordinary resolution of the Company's shareholders.

Any Director not otherwise required to retire at an annual general meeting of shareholders shall do so unless he was appointed or re-appointed as a Director at either of the last two annual general meetings before that meeting. At each annual general meeting at least one-third of the Directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for re-election. No Director shall be required to retire by reason only of the fact that he has attained the age of 70 or any other age.

A Director is not required to hold shares of National Grid in order to qualify as a Director.

The Special Share Any one of Her Majesty's Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown may hold the special share. The registered holder of the special share may, after consulting National Grid and subject to the provisions of the Companies Act, require National Grid to redeem the special share at par at any time.

The holder of the special share has the right to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the special share confers no right to vote nor any other rights at any shareholders' meeting. The special share confers no right to participate in National Grid's capital or profits except that, on a distribution of capital in a winding-up, the holder of the special share is entitled to repayment of £1 in priority to other shareholders.

Each of the following actions is effective only with the written consent of the holder of the special share:

(a) the amendment, removal or alteration of the effect of (including the ratification of any breach of) specified provisions of the Articles, including the Article relating to the special share, the Article on general limitations on shareholdings, the Article on shareholding restrictions on Pool members or licence holders and the Article relating to the disclosure of interests in shares under section 212 of the Companies Act (each as described under "General Limitations on Shareholdings" and "Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders" below) except to the extent that any amendment, removal or alteration of the Article relating to the disclosure of interests in shares is required to comply with the Listing Rules of the UK Listing Authority;

(b) the creation or issue of any shares in National Grid carrying voting rights other than (1) shares carrying voting rights in all circumstances at general meetings and (2) shares which do not constitute equity share capital (as defined in the Companies Act) and which, when aggregated with all other similar shares, carry the right to cast less than 15 per cent of the votes capable of being cast on a poll on any resolution at any general meeting;

(c) the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in National Grid;

(d) the disposal by National Grid of any shares in The National Grid Company plc to any person which is not a wholly-owned subsidiary;

(e) any scheme or arrangement which, if put into effect, would relieve The National Grid Company plc or any of National Grid's affiliates of, or otherwise modify, the obligations which National Grid must impose on them by virtue of the provisions described under "Obligations Relating to the Transmission Licence Holder" below;

(f) the voluntary winding-up of National Grid, a special resolution to the effect that National Grid should be wound up by the court, the presentation by National Grid or by the Board of Directors of a petition for the winding-up of National Grid by the court, or any proposal for any of the foregoing;

(g) the presentation by National Grid or by the Board of Directors of a petition applying for an administration order or a proposal by the Board of Directors for a voluntary arrangement, in each case pursuant to the Insolvency Act 1986; or

(h) the establishment of a holding company for National Grid.

Ordinary Shares *Dividends and Other Distributions:* National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and the other applicable provisions of English law. In addition, as a public company, National Grid may make a distribution only if and to the extent that, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (as defined in the Companies Act). Subject to the foregoing, National Grid may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the Board of Directors. The Board of Directors may pay interim dividends if the Board of Directors considers that National Grid's financial position justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

A general meeting declaring a dividend may, upon the recommendation of the Board of Directors, direct that the dividend be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The Board of Directors may, if authorised by a shareholders' ordinary resolution, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

National Grid may stop paying dividends or other monies payable in respect of a share to a shareholder if in respect of at least two consecutive dividend payments, through no fault of National Grid, has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder or appropriate details for effecting payment by other means). National Grid must resume payment of dividends or other monies payable in respect of a share if the shareholder or person entitled by transmission claims the arrears of dividend.

All dividends or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Board of Directors for the benefit of National Grid until claimed. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid.

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by applicable provisions of English law, (a) divide among the shareholders the whole or any part of National Grid's assets (whether the assets are of the same kind or not) and may for this purpose value any assets and determine how the division should be carried out as between different shareholders or different classes of shareholders or otherwise as the resolution may provide, or (b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.

Unless the Board of Directors determines otherwise, no shareholder holding shares representing 0.25 per cent or more of any class of National Grid's shares will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in those shares has been given a notice under section 212 of the Companies Act and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice.

Voting rights: Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who

is present in person will have one vote and on a poll every shareholder will have one vote for every share which he holds. On a poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles all special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. Seniority will be determined by the order in which the names of the holders appear in the register of shareholders.

Unless the Board of Directors otherwise determines, no shareholder, or person to whom any of that shareholder's holding is transferred other than by a transfer approved under the Articles, can vote at any general meeting either in person or by proxy in respect of any share in National Grid held by him:

(1) if all monies presently payable by him in respect of that share have not been paid;

(2) if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act and has failed to provide the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25 per cent of their class, within 28 days of service of the notice); or

(3) in the circumstances referred to under "General Limitations on Shareholdings" and "Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders" below.

Variation of Rights: Subject to applicable provisions of English law and the rights attached to any specific class of shares, the rights attached to any class of shares of National Grid may be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The applicable provisions of English law and the Articles relating to general meetings will generally apply to any such separate meeting except that:

(1) the necessary quorum will be two persons between them holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which that quorum is not present, will be any holder of shares of that class who is present in person or by proxy whatever the number of shares held by him;

(2) any holder of shares of that class present in person or by proxy may demand a poll; and

(3) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

Alteration of Capital National Grid may by ordinary resolution increase, consolidate and divide and sub-divide its share capital. Subject to applicable provisions of English law, National Grid may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to applicable provisions of English law and to any rights conferred on the holder of any class of shares, National Grid may purchase all or any of its shares of any class (including any redeemable shares).

General Limitations on Shareholdings The Articles contain provisions which limit interests in voting shares. These provisions are described briefly below:

(a) If any person has, or appears to the Board of Directors to have, an interest in shares which carry 15 per cent or more of the total votes attaching to the relevant share capital (as defined in the Companies Act) of National Grid and capable of being cast on a poll or is deemed so to have such an interest, the Board of Directors must take the following actions. The Board must give notice to all persons who appear to the Board of Directors to have interests in the shares concerned and, if different, to the registered holders of those shares. The notice will require that the interest concerned be reduced to less than 15 per cent by selling shares within 2 days of the notice (or a longer period that the Board of Directors considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15 per cent or until the notice has been withdrawn.

(b) If a person receiving a notice described in paragraph (a) does not comply with it, the Board of Directors will, so far as it is able, sell the shares on appropriate terms, as it determines. The proceeds of that sale will be received by National Grid and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(c) A registered holder receiving a notice described in paragraph (a) is not entitled, until he has complied with the notice, to attend or vote at any general meeting of National Grid or of any class of shares. Likewise, the holder will not be able to exercise any other of the rights of a shareholder in relation to that meeting, and those rights will vest in the chairman of that meeting who will have discretion to exercise them or not.

(d) Any resolution or determination of, or decision or exercise of any discretion or power by, the Board of Directors or any Director or the chairman of any meeting under the relevant Article will be final and conclusive. Any disposal or transfer made by or on behalf of or on the authority of the Board of Directors or any Director pursuant to the relevant Article will be conclusive and binding on all persons concerned and will not be open to challenge. The Board of Directors is not required to give any reasons for any decision, determination or declaration taken or made in accordance with the relevant Article.

There are limited exceptions to these restrictions relating principally to holdings of a trustee or fiduciary nature and market clearing arrangements. These restrictions do not apply to the Depositary acting in its capacity as such.

Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders The Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act 1989, or in either case, any affiliate thereof, from having an interest in shares which carry one per cent or more of the total votes attaching to the relevant share capital of National Grid and capable of being cast on a poll.

The Board of Directors has the same rights as those set out under "General Limitations on Shareholdings" above to require the sale or to sell sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

Obligations Relating to the Transmission Licence Holder The Articles provide that National Grid must provide that, without the consent in writing of the holder of the special share:

(a) the transmission licence (as subsequently amended) which was granted by the then Secretary of State for Energy may not be held by any person which is not National Grid or a wholly-owned subsidiary of National Grid;

(b) National Grid and its wholly-owned subsidiaries may not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence in place at 11 December 1995) except if that cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(c) neither National Grid nor any affiliate of National Grid is permitted to carry on in the United Kingdom any activity which requires a generation or supply licence or which is exempted from such requirement, save where that activity is expressly permitted under the terms of the transmission licence in place at 11 December 1995 and neither National Grid nor any affiliate of National Grid is permitted to engage outside the United Kingdom in the generation of electricity to be imported into the United Kingdom;

(d) no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act 1989 or, in either case, any affiliate thereof (other than National Grid or any wholly-owned subsidiary of National Grid) is permitted to be a director of National Grid or the transmission licence holder; and

(e) the transmission licence holder is not permitted to carry on activities other than:

  (i) those required or contemplated on the part of the transmission licence holder (in its capacity as the holder of the transmission licence) by the transmission licence or the Electricity Act 1989 or related to those requirements; or

  (ii) those carried on by The National Grid Company plc at or prior to 11 December 1995.

The restrictions set out in this sub-paragraph (e) would not prevent the acquisition of any share capital by the transmission licence holder in any company (subject to sub-paragraph (c)).

Annual General Meetings and Extraordinary General Meetings Annual General Meetings must be convened upon advance written notice of 21 days. An Extraordinary General Meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted. The notice must also specify the place, the day and the time of the meeting.

Rights of Non-Residents There are no restrictions under National Grid's Memorandum and Articles of Association that would limit the rights of persons not resident in the UK, as such, to vote ordinary shares.

Disclosure of Interests

(a) A shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with a request by National Grid under the Companies Act to give the required information with respect to past or present ownership or interests in those shares. In the case of holders of more than 0.25 per cent in nominal amount of the share capital of National Grid or any class of the share capital, in addition to disenfranchisement, the sanctions that may be applied by National Grid include withholding of the right to receive payment of dividends and other monies payable on shares, and restrictions on transfers of the shares.

(b) The Companies Act provides that a person (including a company and other legal entities) that acquires an interest of three per cent or more in any class of shares constituting an English public company's "relevant share capital" (i.e. National Grid's issued share capital carrying the right to vote in all circumstances at a general meeting of National Grid) is required to notify the company of its interest within two business days following the day on which the obligation arises. After the 3 per cent level is exceeded, similar notifications must be made in respect of increases or decreases of one per cent or more.

For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares (a) in which a spouse, or child or stepchild under the age of 18 is interested, (b) in which a corporate body is interested and either (1) that corporate body or its directors generally act in accordance with that person's directions or instructions or (2) that person controls one-third or more of the voting power of that corporate body or (c) in which another party is interested and the person and that other party are parties to a "concert party" agreement. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired under the agreement, and any interest in the company's shares is in fact acquired by any of the parties under the agreement. Some of the interests (e.g. those held by certain investment fund managers) may be disregarded for the purposes of calculating the three per cent threshold,

but the obligations of disclosure will still apply where those interests exceed 10 per cent or more of any class of the company's relevant share capital and to increases or decreases of one per cent or more thereafter.

In addition, section 212 of the Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares constituting the company's "relevant share capital". The notice will require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

Where a company serves notice under the provisions described above on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the taking up of rights in respect of those shares and, other than in a liquidation, payments in respect of those shares.

A person who fails to fulfill the obligations imposed by those provisions of the Companies Act described above is subject to criminal penalties.

Material contracts

A summary of material contracts found in Part IX, Section 17.1 of the National Grid Transco plc Listing Particulars is incorporated by reference herein.

Proposed Lattice Merger

A summary of terms for the proposed merger with Lattice found in Part I, Section 1 and Sections 2.8-2.11 of the National Grid Transco plc Listing Particulars is incorporated by reference herein.

Subsidiaries

Note 29 to the accounts (Group undertakings, joint ventures and associate) sets out in respect of National Grid's principal subsidiaries, its principal joint ventures and the associate company Energis details including jurisdiction of incorporation or formation and National Grid's ownership interest.

Documents on display

National Grid is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid's registered office at 15 Marylebone Road, London NW1 5JD or at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid's filings are also available on the SEC's website at **www.sec.gov**.

Exhibits

The following have been filed with the Securities and Exchange Commission or will so be filed with the 2001/02 Annual Report and Form 20-F:

1 Memorandum and Articles of Association of National Grid Group plc

2(a) Amended and restated Deposit Agreement dated as of 31 January 2002

2(b) (i) Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25 per cent guaranteed bonds due 2006 and the €750,000,000 6.125 per cent guaranteed bonds due 2001 issued by NGG Finance plc and guaranteed by National Grid

(ii) Offering circular issued by National Grid Company on 23 July 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent bonds due 2028 issued by National Grid Company

(iii) Credit agreement dated 22 November 2001 between National Grid Group plc (as guarantor and borrower); NGG Finance plc (as borrower); HSBC Investment Bank plc (the agent); HSBC (USA) Inc. (the swingline agent); and certain banks and financial institutions (the banks) which provides a $1.7 billion 364 day multicurrency revolving credit facility and $600 million five year multicurrency revolving facility with a $300 million swingline facility

4(a) (i) Supplemental Trust Deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Company p.l.c. relating to £460 million 4.25 per cent unsecured exchangeable bonds

(ii) Letter Agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and the European Investment Bank relating to a guarantee given by National Grid

(iii) Agreement and Plan of Merger and Scheme of Arrangement, dated as of 4 September 2000, as amended 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk

(iv) Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power Corporation, Constellation Nuclear and Constellation Energy Group, Inc. regarding the sale of the Nine Mile Point No. 1 nuclear generating facilities

(v) Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power Corporation, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. regarding the sale of the Nine Mile Point No. 2 nuclear generating facilities

(vi) Purchase and Sale Agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, New England Power Company, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook, LLC regarding the sale of Seabrook Nuclear Station

4(b) (i) Service Agreement – Edward Astle

(ii) Service Agreement – Stephen Box

(iii) Employment Agreement – William E Davis

(iv) Service Agreement – Steven Holliday

(v) Employment Agreement – Richard P Sergel

(vi) Service Agreement – Roger Urwin

4(c) National Grid Executive Share Option Plan 2002 and National Grid Share Matching Plan 2002

6 Earnings per share. See note 11 to the accounts

7 Ratio of earning to fixed charges. See note 8 to the accounts and page 17

8 List of subsidiaries

10(b) (i) Details of proposed merger with Lattice Group plc

(ii) Summaries of material contracts

Analyses of shareholdings as at 29 May 2002:

Distribution of shares by type of shareholder

	Number of shareholders	Shares	% of issued share capital
ADSs[1]	1	109,992,348	6.19
Banks	22	2,293,027	0.13
Electricity companies[2]	7	277,666	0.02
Individuals	616,122	153,620,369	8.65
Insurance companies	12	13,355,730	0.75
Nominee companies[3]	10,026	1,324,600,277	74.54
Other corporate bodies	363	60,218,961	3.39
Pension funds	25	81,740	–
Other limited and public companies	1,301	112,538,555	6.33
Total	**627,879**	**1,776,978,673**	**100.00**

Distribution of shares by size of holding

	Number of shareholders	Shares	% of issued share capital
1 – 99	368,803	25,775,725	1.45
100 – 499	193,417	40,642,442	2.29
500 – 999	34,360	23,376,394	1.32
1,000 – 4,999	26,675	51,945,541	2.92
5,000 – 9,999	2,111	14,222,617	0.80
10,000 – 49,999	1,331	26,882,324	1.51
50,000 – 99,999	282	20,361,827	1.15
100,000 – 499,999	540	122,173,840	6.87
500,000 – 999,999	130	89,915,806	5.06
1,000,000 and above	230	1,361,682,157	76.63
Total	**627,879**	**1,776,978,673**	**100.00**

1 ADSs are listed on the New York Stock Exchange. Each ADS represents five National Grid Ordinary Shares. Holdings in ADSs are registered with The Bank of New York, our US depositary.

2 In accordance with National Grid's Articles of Association, no holder of a licence under the Electricity Act 1989 and no affiliate of such licence holder, has an interest of 1 per cent or more in the voting share capital of National Grid.

3 Nominee companies typically hold shares on behalf of banks, insurance companies, investment trusts, pension funds and PEP and ISA investors.

In addition to the number of registered shareholders shown, there are approximately 31,000 beneficial and 30,000 registered holders of ADSs.

Financial calendar

30 May 2002	2001/02 preliminary results
5 June 2002	National Grid shares go ex-dividend
7 June 2002	Record date for 2001/02 final dividend
23 July 2002	Annual General Meeting and Extraordinary General Meeting
15 August 2002	2001/02 final dividend paid to qualifying shareholders

Shareholder queries

Queries from shareholders should be addressed to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, **www.shareview.co.uk**).

Queries from holders of American Depositary Shares (ADSs) should be addressed to the depositary, The Bank of New York, Shareholders Correspondence, PO Box 11258, New York, NY 10286-1258 (for calls inside the US, telephone 1-800-466-7215, for international calls telephone +1-610-312-5315, e-mail shareowner-svcs@bankofny.com, **www.adrbny.com**).

Other documents available from National Grid

We send a copy of the Annual Review to all of our shareholders each year.

For the assistance of visually impaired shareholders, an audio tape version of the Annual Review is produced and may be obtained free of charge by contacting the Registrar, Lloyds TSB Registrars.

Shareholders may opt to receive copies of our Annual Report and Form 20-F which contains the full accounts and additional information required by the Securities and Exchange Commission in the US.

National Grid's principal UK subsidiary, The National Grid Company plc, is the holder of the electricity licence for England and Wales. Under the terms of this licence it is required to provide to the regulator an accounting statement for its licenced businesses. Copies of these statements are available from the Registrar, Lloyds TSB Registrars.

National Grid has published the first Group-wide responsible business website "Connecting with the Future" which can be found on our website at **www.nationalgrid.com**.

Other information about National Grid is also available on our website at **www.nationalgrid.com**.

Electronic communication

Information about National Grid is available via the internet on **www.nationalgrid.com**. Share price information, annual reports and shareholder FAQs can be found in the Investors section.

Shareholders may elect to receive all shareholder communications, such as the Annual Review and Notice of AGM by electronic means. Shareholders who wish to take advantage of this service can register on our Registrar's website **www.shareview.co.uk**. Registration is free. Once registered, shareholders will receive notification by e-mail, when documentation is available with instructions on how to view it. There are no particular software requirements to view the documents, other than those described and available on our website, **www.nationalgrid.com**.

Shareholders who register to receive electronic notification but decide at any time in the future that they would prefer to receive paper copies, may register this preference on the website, **www.shareview.co.uk**, or by contacting the Registrar at the address above.

Holders of ADSs may elect to receive some documents electronically by checking the appropriate box on the reverse side of their voting instruction card. Alternatively, they may call The Bank of New York at 1-800-466-7215.

Prior to general meetings of National Grid, ADS holders will be mailed a notice of meeting with instructions on how to electronically access the Annual Review.

Shareholders or ADS holders who wish to continue to receive all communications in paper form need take no action.

Contacts and Advisers

Principal offices

National Grid Group plc
15 Marylebone Road
London
NW1 5JD

National Grid UK
National Grid House
Kirby Corner Road
Coventry
CV4 8JY

National Grid USA
25 Research Drive
Westborough
Massachusetts
MA 01582

300 Erie Boulevard West
Syracuse
New York
NY 13202



Principal advisers

Auditors and Reporting Accountants
PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

Bankers
Barclays Bank plc
54 Lombard Street
London
EC3P 3AH

Joint Brokers
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London
E14 4QJ

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

Depositary
The Bank of New York
101 Barclay Street
22nd Floor West
New York
NY10286

Financial Advisers
N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

Dresdner Kleinwort Wasserstein
20 Fenchurch Street
London
EC3P 3DB

Legal Advisers
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London
EC1A 4DD

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Registered in England and Wales
No. 4031152

Registered office
15 Marylebone Road
London
NW1 5JD

Designed and produced by Timothy Guy Design
Photography by Mike Abrahams
Typeset by New Leaf
Printed in England by Hyway Printing Group
The paper used in the production of this report is
elemental chlorine free (ECF)



National Grid Group plc
15 Marylebone Road
London
NW1 5JD
Tel (0)20 7312 5600
Fax (0)20 7312 5669
www.nationalgrid.com

National Grid

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **3 October 2001**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: D C Forward

Name: D C Forward

Title: Assistant Secretary

Date: 3 October 2001

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange- for September 2001

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
28.9.01	Notification of Capital Group's interest increased to 5.03%.
25.9.01 And 26.9.01 and 28.9.01	NGG's Exec. Directors' share interests (further operation of the Quest).
21.9.01	NGG's Exec. Directors' share interests (further operation of the Quest- and Quest allotted more shares).
21.9.01	Disclosure interest: Barclays interest reduced below 3% at 19.9.01
17.9.01	Disclosure interest: Barclays interest of 3.19% as at 5.9.01
14.9.01	Director's details on appointment (Edward Astle)
11/12/14 & 17.9.01	NGG's Exec. Directors' share interests (further operation of the Quest).
7.9.01	NGG's Exec. Directors' share interests (Grant of share options to E M Astle).
7.9.01	NGG's Exec. Directors' share interests (further operation of the Quest).
4.9.01	NGG's Exec. Directors' share interests (further operation of the Quest). (One Director, S J Box, exercises Sharesave options).

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for September 2001

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Story issued on 28th September 2001 at 16:34

RNS Number:8682K
National Grid Group PLC
[illegible]eptember 2001

National Grid Group plc ('National Grid')
28 September 2001

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985

National Grid yesterday received a further notification from The Capital Group of Companies, that itsnotifiable interest increased to 5.03% at 25 September 2001 (previously 4.02%).

END
HOLZGGZLVRVGMZM

Story issued on 28th September 2001 at 16:34

RNS Number:8660K
National Grid Group PLC
[redacted]eptember 2001

National Grid Group plc (National Grid)
28 September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 66,870 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END
[redacted]PMFTMMBTBFB

Story issued on 26th September 2001 at 16:48

RNS Number:7055K
National Grid Group PLC
2[illegible]eptember 2001

National Grid Group plc (National Grid)
26 September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 17,971 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

RDSLFMFTMMITBBB

Story issued on 25th September 2001 at 16:35

RNS Number:6121K
National Grid Group PLC
September 2001

National Grid Group plc (National Grid)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 6,937 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END
LAMFTMMTTBAB

Story issued on 24th September 2001 at 00:00

RNS Number:4516K
National Grid Group PLC
[illegible] September 2001

National Grid Group plc ('National Grid')
21 September 2001

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985

National Grid yesterday received a further notification from Barclays PLC.

Barclays PLC informed National Grid that its interest in NGG shares had reduced below the 3% notifiable interest level at 19 September 2001 (previously notified at 3.19%, at 5 September 2001).

END
HOLFGGZLVMNGMZM

Story issued on 21st September 2001 at 16:49

RNS Number:4497K
National Grid Group PLC
21 September 2001

National Grid Group plc (National Grid)

21 September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 35,680 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees; then also technically became interested in a further 1,015,453 NGG Ordinary shares by virtue of the Quest being allotted those shares and those directors being benficiaries under the Quest.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END
RDSLBMFTMMTTBRB

Story issued on 17th September 2001 at 15:56

RNS Number:1279K
National Grid Group PLC
1[illegible] September 2001

National Grid Group plc ('National Grid')

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985

National Grid last Friday received a notification from Barclays PLC.

Barclays PLC informed National Grid that, through its subsidiary Barclays Bank PLC, it had a notifiable interest in 3.19% of NGG ordinary shares as at 5 September 2001.

END

HOLDGGMLKNNGMZM

Story issued on 17th September 2001 at 15:50

RNS Number:1268K
National Grid Group PLC
[illegible] September 2001

National Grid Group plc (National Grid)
17 September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 16,449 NGG Ordinary shares; by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

RDSLRMATMMIBBJB

Story issued on 14th September 2001 at 16:59

RNS Number:0614K
National Grid Group PLC
[redacted] September 2001

[redacted]ational Grid Group plc (National Grid) Directors' Details on Appointment

---

Following the earlier announcement of his appointment to the National Grid Board (30 July) Edward Astle became a Director on 1 September 2001. The remaining details of his previous experience, to be disclosed under paragraph 16.4 of the listing rules, are:

He was a Director of Motiv Systems Limited from 30 September 1997 to 15 July 1998. The company went into voluntary liquidation on 17 August 1998 and was dissolved on 6 May 2001.

He has been a Director of Ilotron Limited since 30 March 2000. The company is subject to an Administration Order dated 1 June 2000, as petitioned by its Directors. The liquidation is expected to be concluded in the coming months.

END
[redacted]EAKNLFDDFEFE

Story issued on 14th September 2001 at 16:26

RNS Number:0574K
National Grid Group PLC
14 September 2001

National Grid Group plc (National Grid)
14 September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 141,305 NGG Ordinary shares; by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

RDSLIMFTMMBBBMB

Story issued on 12th September 2001 at 16:16

RNS Number:8985J
National Grid Group PLC
[illegible] September 2001

National Grid Group plc (National Grid)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 25,712 NGG Ordinary shares; by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

DSLTMFTMMBBBBB

Story issued on 11th September 2001 at 16:39

RNS Number:8262J
National Grid Group PLC
11 September 2001

National Grid Group plc (National Grid)
11 September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 15,124 NGG Ordinary shares; by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when sharesare transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

DSLBMFTMMMBBRB

Story issued on 7th September 2001 at 16:42

RNS Number:6758J
National Grid Group PLC
7[illegible]eptember 2001

National Grid Group plc (National Grid)

Notification of Director's Interests

Edward Astle was yesterday granted options over
193,952 NGG Ordinary shares under the Executive
Share Option Scheme. The options were granted at
an exercise price of 479.5p per share and are
exercisable, subject to agreed performance criteria,
during the period of seven years from 6 September 2004.

END

:DSLRMFTMMJMBPB

Story issued on 7th September 2001 at 16:29

RNS Number:6716J
National Grid Group PLC
eptember 2001

National Grid Group plc (National Grid)
September 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid
E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin)
technically ceased to be interested in 91,789 NGG Ordinary
shares; by virtue of the Quest transferring the shares to
employees.

Note: For Companies Act purposes, the Executive
Directors of National Grid are deemed to have a technical
interest in the shares held in National Grid's Quest,
together with all participating employees. The interest
ceases when shares are transferred to participants who
exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

DSLRMFTMMBMBFB

Story issued on 4th September 2001 at 16:53

Yesterday, each of the Executive Directors of National Grid ([illegible] M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 434,961 NGG Ordinary shares; by virtue of the Quest transferring the shares to some 500 employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

One of National Grid's Directors, S J Box, was a participant to whom shares were transferred from the Quest on exercising his Sharesave scheme option for 3,125 shares.
His total interest is unchanged.

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

RDSLIMFTMMIMBJB

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 November 2001

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: ______________________

Name: D C Forward

Title: Assistant Secretary

Date: 1 November 2001

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for October 2001

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
29.10.01	Notification of Capital Group's interest increased to 6.13%.
26.10.01	NGG's Executive Directors' share interests (further operation of the Quest).
19.10.01	NGG's Executive Directors' share interests (further operation of ESOP).
15.10.01	Prudential: Notification of interest (reduced below 4% threshold, to 3.96%).
12.10.01	National Grid and Niagara Mohawk File Ten-year Incentivised Rate Settlement.
11.10.01	NGG's Executive Directors' share interests (further operation of the Quest).
9.10.01	Additional share listing ('blocklisting' for Employee Sharesave Scheme).
4.10.01	National Grid Close Period Trading Update.
2.10.01	NGG's Executive Directors' share interests (further operation of the Quest).

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for October 2001

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Story issued on 29th October 2001 at 15:46

RNS Number:2959M
National Grid Group PLC
29 October 2001

National Grid Group plc ('National Grid')
29 October 2001

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985

National Grid today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 6.13% as of 24 October 2001.

END
HOLFGMZGKLRGMZM

Story issued on 26th October 2001 at 16:15

RNS Number:2344M
National Grid Group PLC
26 October 2001

National Grid Group plc (National Grid)
26 October 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 76,433 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END
RD[illegible]FBFTMMMTBPB

Story issued on 19th October 2001 at 16:27

RNS Number:9048L
National Grid Group PLC
19 October 2001

National Grid Group plc (National Grid)
19 October 2001

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 2,661 NGG Ordinary shares on 17 October 2001 by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

END
RDSMLBFTMMBBBPB

Story issued on 15th October 2001 at 16:33

RNS Number:6371L
National Grid Group PLC
15 October 2001

National Grid Group plc ('National Grid')
15 October 2001

NOTIFICATION OF INTEREST IN NATIONAL GRID ORDINARY SHARES, PURSUANT TO PART VI OF THE COMPANIES ACT 1985

National Grid today received a notification on behalf of Prudential plc that, as at 11 October 2001, the interest ofPrudential plc and its subsidiaries had reduced to 3.96%.

END
HOLZGMMGVKFGMZM

Story issued on 12th October 2001 at 07:00

RNS Number:5163L
National Grid Group PLC
12 October 2001

National Grid and Niagara Mohawk File

Ten-year Incentivised Rate Settlement

National Grid and Niagara Mohawk have filed a 10-year negotiated rate settlement with the New York Public Service Commission (NYPSC). This is the next key step in the completion of National Grid's proposed $3 billion (£2 billion) acquisition of Niagara Mohawk and provides, among other things, a framework for how the merger savings are proposed to be shared between Niagara Mohawk's customers and National Grid's investors.

The plan is the first of this duration to be agreed by the New York regulatory staff and offers a decade of regulatory stability with incentives to outperform.

The major benefits for Niagara Mohawk customers are:

* an 8% reduction in delivery rates upon completion of the acquisition (equivalent to $160 million a year)

* delivery rates then fixed for 10 years, subject to limited adjustments

* commitment to an agreed service plan, ensuring improved customer service and reliability

For National Grid shareholders, the key benefits are:

* an allowed 10.6% post tax return on equity after equal sharing of the merger savings attributable to New York

* retention of 100% of outperformance up to a post tax return on equity of 11.75%

* sharing with customers of further savings above 11.75%

* continuation of full pass through of commodity cost charges to customers

Roger Urwin, Chief Executive of National Grid Group said, "This plan is good news for Niagara Mohawk customers and good news for National Grid investors. It gives customers lower prices and improved quality of service. It gives National Grid shareholders regulatory stability and the opportunity for

enhanced returns. This rate plan very much underscores the benefits of our acquisition of Niagara Mohawk which will enhance Group earnings per share after goodwill amortisation but before exceptionals in the first full year of ownership. It also gives us confidence that we will meet our target of a 10.5% pre-tax return on investment for our enlarged US business by March 2005."

The agreement is based on the assumption of total annual savings of $190 million. Of this, $60 million a year is carried forward from Niagara Mohawk's existing PowerChoice agreement which reflected efficiency gains following divestiture of its generating business.

The remaining $130 million a year arises from merger-related savings. This is an increase from the annual savings of $90 million estimated when the acquisition was first announced and represents 13% of the enlarged US business controllable cost base. Some $80 million a year of these merger-related savings are assumed to be achieved in Niagara Mohawk's New York operations, with the balance of $50 million to be achieved in National Grid's existing New England operations. The agreement assumes that the savings are achieved within four years of completion with half of these savings anticipated in the first year.

The customer rate reductions are achieved both by sharing the merger and efficiency savings attributable to New York operations and through extending the period during which Niagara Mohawk's stranded costs are recovered.

The agreement also extends Niagara Mohawk's current gas rate settlement by 16 months until the end of December 2004.

The rate settlement is supported by the Staff of the NYPSC, a number of State agencies, and consumer, business, and environmental groups and is now subject to review and approval by the full NYPSC and the Securities and Exchange Commission. When these approvals are received, the National Grid acquisition of Niagara Mohawk will remain on track for completion early in the New Year.

National Grid and Niagara Mohawk announced on 5 September 2000, the signing of a $3 billion Merger Agreement under which National Grid will acquire all of the outstanding shares of Niagara Mohawk. Upon completion, more than 60% of National Grid's operating profits will come from the US. The enlarged company will have the largest transmission network and distribution business in the New York/New England market, and will be the 9th largest electric utility in the US.

ENQUIRIES:

National Grid:

Investors

Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)

Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)

Media

Susan Stevens +44 (0)20 7312 5740 +44 (0)7769 671560(m)

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571

Anthony Carlisle +44 (0)7973 611888(m)

Summary materials available via www.nationalgrid.com on the investors page.

Analyst calls:

First call:

09:00 BST (04:00 EST)

UK: +44 (0)20 8781 0597 or +44 (0)20 8781 0598

replay +44 (0)20 8288 4459 (access code 693232)

US: +1 334 323 4040

replay +1 703 736 7336 (access code 693232)

Replay is available until Monday 22 October 2001

Second call:

09:30 EST (14:30 BST)

US: +1 334 323 4002

replay +1 703 736 7336 (access code 693242)

UK: +44 (0)20 8781 0598 or +44 (0)20 8781 0597

replay +44 (0)20 8288 4459 (access code 693242)

Replay is available until Monday 22 October 2001

These materials contain certain statements that are neither reported financial

results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions and responses by competitors to deregulation and open access rules, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's and Niagara Mohawk's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

END

FURUARWRAURRAAA

Story issued on 11th October 2001 at 16:02

RNS Number:4954L
National Grid Group PLC
11 October 2001

National Grid Group plc (National Grid)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 48,499 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END
RD[illegible]BBATMMABBFB

Story issued on 9th October 2001 at 12:06.

RNS Number:3381L
National Grid Group PLC
9 October 2001

9 October 2001

National Grid plc

Additional Listing

Application has been made to the UK Listing Authority and to the London Stock Exchange for the listing of 5 million ordinary shares of National Grid plc of 1113/17p each fully paid when issued ranking pari passu in all respects with the existing issued ordinary shares to be admitted to the Official List and to trading on the London Stock Exchange.

END

END
LISGGMGGZLDGMZM

Story issued on 4th October 2001 at 07:00

RNS Number:1087L
National Grid Group PLC
4 October 2001

National Grid Group close period trading update

for the six months ended 30 September 2001

National Grid Group plc (National Grid) is today issuing its normal close period trading statement prior to the announcement of its interim financial results on Tuesday 20 November 2001.

Key Points:

* UK and US electricity businesses performing in line with expectations

* Niagara Mohawk acquisition on track

* Latin American telecoms businesses impacted by market conditions

Electricity

All of National Grid's electricity businesses are performing in line with expectations. In the UK, transmission price-controlled revenues will be slightly higher than last year reflecting the effect of the new price control which commenced on 1 April this year. Controllable costs will be some 3 per cent lower than last year in real terms. As expected, income from the UK interconnectors will be significantly lower following the introduction of the capacity auction arrangements for the French interconnector.

In the US, revenues are in line with expectations, as are reductions in controllable costs. Improvements in distribution operating profits will be offset by lower profits from stranded cost recovery due to a one-off rate settlement benefit last year of £12 million.

Niagara Mohawk

We are making good progress on receiving regulatory approvals and planning the integration for the acquisition of Niagara Mohawk, which is on schedule for completion shortly after this calendar year end.

Telecommunications

Intelig is expected to deliver strong operating performance with sales up over 30 per cent compared to the first half of last year. Our share of operating losses will be down significantly to under £30 million, with further improvements expected in the second half. However, the completion of permanent vendor financing is proving very difficult. In Argentina, Silica launched services into a very challenging economic climate. Against this background, the Company is reviewing its options for these ventures with its partners.

Other items

Net debt levels are flat compared with year end. Net interest costs will be approximately £70 million higher than the corresponding period last year largely as a result of our share of higher interest costs within our joint ventures, principally Intelig (£40 million), and a one-off interest benefit included last year (£17 million).

Stephen Box

Stephen Box, Group Finance Director, recently underwent surgery and is now convalescing. During Stephen's recuperation, Michael Jesanis, Chief Operating Officer (and previously Chief Financial Officer) of National Grid USA, has temporarily relocated to London to support Stephen.

Contacts

National Grid Group +44 (0)20 7312 5779

Michael Jesanis

Investor Relations

Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)

Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)

Karen Shih +1 508 389 3176

Corporate Affairs

Sue Stevens +44 (0)20 7312 5740 +44 (0)7769 671560(m)

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836 357173(m)

Citigate Dewe Rogerson +44 (0)20 7638 9571

Anthony Carlisle +44 (0)7973 611888(m)

END

TSTBCBDGUSGGGBX

Story issued on 2nd October 2001 at 16:45

RNS Number:0287L
National Grid Group PLC
2 October 2001

National Grid Group plc (National Grid)
2 October 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 7,125 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest,together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

RDSMTBFTMMJMBRB

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **20th November 2001**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNEX 1 -– Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement to the London Stock Exchange
for 20th November 2001

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Announcement:

National Grid Group plc – Interim Results for the six months ended 30 September 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: D C Forward

Name: David C Forward

Title: Assistant Secretary

Date: 20th November 2001

Announcement

National Grid

NATIONAL GRID GROUP plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

Continued strong performance from electricity businesses

Niagara Mohawk acquisition expected to complete early in 2002

Latin American telecoms fully written down

Financial highlights

▪ Operating profit before exceptional items and goodwill amortisation	up 6% to £385 million
▪ Basic earnings per share, excluding exceptionals and goodwill amortisation	up 24% to 13.9p
▪ Interim dividend in line with policy	up 6.8% to 6.46p per share
▪ Net after tax exceptional charges	£282 million

Commenting, James Ross, Chairman, said:

"National Grid's core electricity businesses are continuing to perform well and to deliver on our strategy, producing good growth in operating profit and strong cash flows.

"We have completed the review of our Latin American telecoms businesses. In Brazil, despite Intelig making good operational progress, finalisation of long term vendor financing has not proved possible. The general economic conditions in the region are also clearly not helpful, particularly for Silica Networks in Argentina. In view of this, we and our partners are seeking new strategic investors for Intelig and are pursuing a sale of Silica. In the meantime, we have taken a conservative view and have fully written-down the carrying value of our Latin American telecom investments.

"In the US we have filed a comprehensive rate settlement for Niagara Mohawk which provides benefits for both customers and shareholders. We expect to complete the acquisition early in the next calendar year and intend to fund 50 per cent of the acquisition cost with cash.

"With the acquisition of Niagara Mohawk, our total investment in the US since early 2000 will rise to some £9 billion. We are confident of earning a nominal pre-tax return of 10.5 per cent on our US business by March 2005, a level materially higher than we are expected to earn in the UK and accompanied by substantially longer term regulatory agreements.

The businesses continue to perform well and are on track to meet our expectations for the year. With the completion of the acquisition of Niagara Mohawk, our enlarged Group will be well-positioned to deliver growing earnings and cashflow that support our progressive dividend policy."

Unless otherwise indicated, profit numbers are stated before exceptional items and goodwill amortisation

GROUP RESULTS

Operating profit was up 6 per cent to £385 million in the first half, resulting from improved performance by the US distribution and transmission businesses and Intelig, partly offset by the expected reductions in stranded cost recovery and interconnectors.

Net interest increased £52 million to £153 million, mainly reflecting Intelig's higher interest costs (up £32 million), due to interest paid on vendor financing and exchange rate impacts on Intelig's US dollar-denominated debt. The first half of the last financial year included a £17 million benefit relating to closing out fixed interest rate swaps. Interest cover, excluding exceptionals, goodwill amortisation and the impact of exchangeable bonds, was 3.0 times.

Reflecting the increase in interest charges, profit before tax was £232 million, down from £261 million for the same period last year.

The tax charge for the period, including deferred tax and excluding exceptional items, was £24 million as compared to £92 million in the same period last year. The reduction reflects the adjustment to the prior period associated with the implementation of full provisioning for deferred tax (UK Financial Reporting Standard 19, "Deferred Tax") and the release of prior year tax provisions in this period. We estimate that the effective tax rate for the year ending 31 March 2002 will be 26 per cent, before exceptional items but after the release of prior year tax provisions.

Profit after tax and minority interests was £206 million, up from £166 million for the same period last year, with basic earnings per share rising 24 per cent to 13.9 pence.

Net after tax exceptional charges for the period were £282 million. These charges were largely the result of a £290 million charge taken to write down fully the carrying value of our Latin American telecoms investments and provide for all expected liabilities.

The Board has declared an interim dividend of 6.46 pence per share to be paid on 15 January 2002 to shareholders on the register at 30 November 2001. This is an increase of 6.8 per cent (5 per cent real) over the interim dividend last year, in line with our dividend policy.

ELECTRICITY

All of National Grid's electricity businesses performed in line with expectations.

In the UK, price-controlled turnover of £434 million was up 1 per cent from the same period last year reflecting the effect of the new price control regime which commenced on 1 April this year. Controllable costs have been reduced by 3 per cent in real terms over last year, and we remain confident of exceeding Ofgem's expectations of cost reductions over the period of the price control.

ELECTRICITY (continued)

The implementation of the New Electricity Trading Arrangements (NETA) has been very successful. Our performance under the new Balancing Services Incentive Scheme (BSIS) is satisfactory with a £9 million contribution to operating profit for the first half of the year, approximately the same as the first half performance last year under the Transmission Services Scheme (TSS). Performance for the full year is difficult to predict and will depend upon the impact of the winter months on the balancing market.

Overall operating profit for the UK transmission business was £243 million, similar to the first six months of last year.

In line with our expectations, UK interconnector turnover was down 35 per cent to £28 million, due to the introduction of capacity auctions for the French interconnector for which there has been lower demand partially driven by reduced UK wholesale prices. Operating profit was £7 million, down from £23 million in the first six months of last year.

As well as providing core expertise and strong cashflow, the performance of our UK business strengthens the platform from which we are seeking opportunities among the evolving Regional Transmission Organisations (RTOs) in the US. Earlier this month we signed definitive agreements with the Alliance RTO to act as its managing member, which are being considered by the Federal Energy Regulatory Commission.

In the US, distribution operating profit was up 14 per cent to £83 million, reflecting higher deliveries and reduced controllable costs. Warm summer weather this year, combined with cool weather last year, resulted in distribution volumes up 3.7 per cent. We estimate the underlying volume growth to be up just over 1 per cent. Controllable costs are down 2 per cent in real terms on an annualised basis. We remain confident of meeting our target of a 30 per cent reduction in controllable costs by March 2004.

Contribution from US stranded cost recovery fell by 36 percent to £25 million, principally due to a one-off benefit of £12 million in the same period last year.

In the US, the nominal pre-tax return on investment for the six months ended 30 September 2001 was an annualised 9.3 per cent, on track to meet our 10.5 per cent target for the existing US business by March 2004.

NIAGARA MOHAWK ACQUISITION

The acquisition of Niagara Mohawk continues to progress well. National Grid and Niagara Mohawk filed a joint rate settlement with the New York Public Service Commission on 11 October, which is awaiting approval. Niagara Mohawk completed the sale of its nuclear facilities earlier this month. Following approval by New York, we will still require approval by the Securities and Exchange Commission, which we expect to receive in time to complete the transaction early in 2002.

The proposed ten-year rate plan offers immediate reductions of delivery rates for all customers, averaging 8 per cent, and freezes delivery charges going forward. It also

provides attractive shareholder benefits through substantial incentives to reduce costs while improving service. Our integration planning for the acquisition is well advanced. We expect to meet the $190 million cost reduction target contained in the rate plan by the fourth year following completion, achieving half of the savings by the end of next financial year. As a result, we expect the acquisition to enhance earnings per share before exceptional items and after goodwill amortisation in the first full year and are confident that we will meet our additional objective of earning a nominal pre-tax return of 10.5 per cent on our expanded US business by the year ending March 2005.

Prior to completion, Niagara Mohawk shareholders will have the opportunity to make elections for cash or National Grid shares or a combination of both. We will fund 50 per cent of the acquisition cost with cash, subject to receipt of sufficient shareholder elections.

TELECOMS

We have completed the review of our Latin American telecom businesses that we announced in our trading statement on 4 October.

Intelig has continued to meet overall revenue and EBITDA targets with our share of operating loss for the period reduced to £22 million from £70 million for the same period last year. Intelig's performance satisfied the pre-conditions to completing permanent vendor financing, but the vendors have not provided the permanent financing facility.

As a consequence, the shareholders of Intelig (National Grid, Sprint, and France Telecom) have appointed advisors to seek new strategic investors. In the meantime, Intelig continues to be funded by the interim vendor financing, which has been rolled over, together with limited additional funds from shareholders and vendors.

Silica Networks, a carriers' carrier operating primarily in Argentina, has been affected by the general telecoms market downturn and the severe economic difficulties in that country. As a result, we and the other shareholders have cut costs, suspended further investment and are seeking a purchaser for the business.

Manquehue net, our joint venture with Williams and MetroGas in Santiago, Chile, has been impacted by the local economic downturn. Again, strong management action is being taken to reduce costs.

Given these difficulties, we have adopted a conservative approach with the full write down and provision for all expected liabilities totalling £290 million.

Energis, our associate, recently announced resilient first half results and reinforced its fully funded position with new bank facilities. Energis Polska, our joint venture in Poland with Energis, launched commercial operation in June 2001 and has won some significant corporate customers with its range of data and voice services.

TELECOMS (continued)

Lastly, GridCom and NEESCom, our wholly-owned telecom businesses, continued to execute their business plans. GridCom won a significant contract with Hutchison to provide turnkey services in the UK.

Looking ahead, we continue to see telecoms as a complement to our electricity businesses but will focus on opportunities which are more closely related to our core infrastructure assets and capabilities.

OUTLOOK

The businesses continue to perform well and are on track to meet our expectations for the year. With the completion of the acquisition of Niagara Mohawk, our enlarged Group will be well-positioned to deliver growing earnings and cashflow that support our progressive dividend policy.

Presentations

An analyst presentation will be held at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 9:00 am (UK time) today.

A press presentation will be held at the same address at 11:00 am (UK time) today.

Live coverage of the analyst presentation
UK: +44 (0) 20 8515 2342
USA: +1 416 640 4127

Telephone replay of the analyst presentation (available for 5 days)
UK: +44 (0) 20 8797 2499 (pin 118188#)
USA: +1 416 640 1917 (pin 152653#)

Website replay of the analyst presentation from around 4:00 pm (UK time) today on www.nationalgrid.com (available for 6 months)

Analyst teleconference at 3.00 pm UK time (10.00 am Eastern and 7.00 am Pacific)
UK: +44 (0) 20 8781 0571 (quote National Grid)
USA: +1 303 267 1002 (quote National Grid)

Replay of the teleconference (available for 5 days)
UK: +44 (0) 20 8288 4459 (pin 635322)
USA: +1 303 804 1855 (pin 1340075)

Photographs are available at www.newscast.co.uk.

Contact

National Grid
Roger Urwin
Mike Jesanis

Investors UK:	Marcy Reed		+44 (0) 20 7312 5779
		mobile:	*+44 (0)7768 490807*
	Terry McCormick		+44 (0) 20 7312 5785
		mobile:	*+44 (0) 7768 045139*
US:	Karen Shih		+1 508 389 3176
Press:	Susan Stevens		+44 (0) 20 7312 5740
		mobile	*+44 (0) 7769 671560*
	Clive Hawkins		+44 (0) 20 7312 5757
		mobile:	*+44 (0) 7836 357173*

Citigate Dewe Rogerson +44 (0) 20 7638 9571
Anthony Carlisle *mobile: +44 (0) 7973 611888*
Sue Pemberton

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT
Six months ended 30 September 2001

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Group turnover - continuing operations	2(a)	1,989.5	1,792.8	3,799.7
Operating costs		(1,764.3)	(1,461.5)	(3,094.2)
Operating profit of Group undertakings	2(c)	225.2	331.3	705.5
Share of joint ventures' and associate's operating loss	2(c)	(195.5)	(55.3)	(96.0)
Operating profit				
- Before exceptional items and goodwill amortisation	2(b)	384.8	362.4	739.4
- Exceptional costs	3(a)	(17.0)	(46.8)	(45.3)
- Impairment of investments in joint ventures	3(b)	(290.4)	-	-
- Goodwill amortisation		(47.7)	(39.6)	(84.6)
Total operating profit - continuing operations	2(c)	29.7	276.0	609.5
Exceptional profit relating to partial disposal of Energis	3(c)	20.1	132.3	243.3
Profit on disposal of businesses		-	-	20.1
Net interest	4	(152.7)	(101.0)	(255.1)
(Loss)/profit on ordinary activities before taxation		(102.9)	307.3	617.8
- Taxation (excluding exceptional items)	5	(23.5)	(92.1)	(182.1)
- Taxation (exceptional items)		5.5	143.3	235.4
Taxation (total)		(18.0)	51.2	53.3
(Loss)/profit on ordinary activities after taxation		(120.9)	358.5	671.1
Minority interests		(3.1)	(3.7)	(6.9)
(Loss)/profit for the period		(124.0)	354.8	664.2
Dividends	6	(95.6)	(89.5)	(223.0)
Retained (loss)/profit		(219.6)	265.3	441.2

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT (continued)
Six months ended 30 September 2001

	Notes	Six months ended 30 September 2001	Six months ended 30 September 2000 (restated)	Year ended 31 March 2001 (restated)
(Loss)/earnings per ordinary share				
Basic, on (loss)/profit for the period	7	(8.4)p	24.1p	45.0p
Basic, on adjusted profit for the period*	7	13.9p	11.2p	20.0p
Diluted, on (loss)/profit for the period	7	(8.4)p	22.9p	42.9p
Diluted, on adjusted profit for the period*	7	13.5p	11.0p	19.8p
* Adjusted profit excludes exceptional items and goodwill amortisation				
Dividends per ordinary share	6	6.46p	6.05p	15.08p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Six months ended 30 September 2001

	Note	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the period		(124.0)	354.8	664.2
Exchange adjustments		(25.6)	0.5	(14.7)
Tax on exchange adjustments		-	-	31.9
Total recognised gains and losses relating to the period		(149.6)	355.3	681.4
Prior period adjustment	1	(802.3)		
Total gains and losses recognised since last annual report		(951.9)		

NATIONAL GRID GROUP plc
SUMMARISED GROUP BALANCE SHEET
At 30 September 2001

	Note	At 30 September 2001 £m	At 30 September 2000 (restated) £m	At 31 March 2001 (restated) £m
Fixed assets				
Intangible assets - goodwill		1,304.6	1,337.6	1,386.2
Tangible assets		5,637.8	5,467.9	5,617.3
Investments				
- Joint ventures		160.6	409.7	398.8
- Associate		391.1	317.4	401.9
- Other investments		141.5	158.3	145.1
Total Investments		693.2	885.4	945.8
		7,635.6	7,690.9	7,949.3
Current assets				
Stocks		35.5	35.6	34.1
Debtors (due within one year)		792.9	781.4	880.4
Debtors (due after one year)		901.8	923.5	1,053.9
Assets held for exchange		16.6	16.6	16.6
Business held for resale		-	133.7	-
Cash and deposits		500.9	649.7	271.2
		2,247.7	2,540.5	2,256.2
Creditors (due within one year)		(1,450.1)	(2,138.5)	(2,213.7)
Net current assets		797.6	402.0	42.5
Total assets less current liabilities		8,433.2	8,092.9	7,991.8
Creditors (due after one year)		(4,380.6)	(3,975.0)	(3,755.5)
Provisions for liabilities and charges		(1,584.9)	(1,582.9)	(1,521.0)
Net assets employed		2,467.7	2,535.0	2,715.3
Capital and reserves				
Called up share capital		174.9	174.7	174.7
Share premium account		286.1	275.0	276.9
Profit and loss account		1,971.4	2,030.6	2,221.9
Equity shareholders' funds	8	2,432.4	2,480.3	2,673.5
Minority interests		35.3	54.7	41.8
		2,467.7	2,535.0	2,715.3

NATIONAL GRID GROUP plc
SUMMARISED GROUP CASH FLOW STATEMENT
Six months ended 30 September 2001

	Note	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Net cash inflow from operating activities	9	548.0	343.4	810.6
Dividends from joint ventures		6.8	8.7	20.3
Net cash outflow for returns on investments and servicing of finance		(102.8)	(125.0)	(306.9)
Net corporate tax refund/(paid)		43.7	(58.4)	(137.2)
Net cash outflow for capital expenditure		(194.7)	(198.6)	(457.6)
Net cash outflow for acquisitions and disposals		(31.0)	(648.0)	(582.2)
Equity dividends paid		(133.4)	(123.2)	(212.5)
Net cash inflow/(outflow) before management of liquid resources and financing		136.6	(801.1)	(865.5)
Net cash (outflow)/inflow from the management of liquid resources		(225.5)	372.3	775.2
Net cash inflow from financing		110.7	418.5	88.4
Movement in cash and overdrafts		21.8	(10.3)	(1.9)

NATIONAL GRID GROUP plc
NOTES

1. Prior period adjustments

The adoption of Financial Reporting Standard 19 "Deferred Tax" (FRS 19) has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior period adjustment in accordance with Financial Reporting Standard 3. As a result, equity shareholders' funds at 30 September 2000 and 31 March 2001 have been reduced by £753.1m and £802.3m respectively and the comparative amounts of profit after taxation for the six months ended 30 September 2000 and the year ended 31 March 2001 have been reduced by £57.8m and £104.8m respectively.

Prior period numbers have also been restated to reflect a revised segmental analysis of National Grid USA's results (for the six months ended 30 September 2000 only), and a revised presentation of the minority interests' share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation, are now included within minority interests.

2. Segmental analysis

	Six months ended 30 September 2001	Six months ended 30 September 2000 (restated)	Year ended 31 March 2001
a) Turnover	£m	£m	£m
Transmission - UK	608.5	643.2	1,315.6
Transmission - USA	104.2	100.2	194.7
Distribution - USA	933.5	673.1	1,519.0
Stranded costs recovery and generation-USA	124.5	174.8	334.9
Interconnectors - UK	27.5	42.4	83.6
Interconnectors - USA	22.4	23.5	47.9
Telecommunications - USA	6.5	4.3	9.5
Other activities (i)	198.1	155.2	339.7
Sales between businesses	(35.7)	(23.9)	(45.2)
Group turnover - continuing operations	1,989.5	1,792.8	3,799.7
Europe	800.5	819.1	1,696.6
North America	1,189.0	973.7	2,103.1
	1,989.5	1,792.8	3,799.7

(i) Turnover primarily comprises EnMo, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

2. Segmental analysis (continued)

b) Operating profit - before exceptional items and goodwill amortisation	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Transmission - UK	243.4	242.8	486.3
Transmission - USA	30.8	24.0	49.6
Distribution - USA	82.9	72.6	154.8
Stranded costs recovery and generation - USA	24.9	39.0	61.7
Interconnectors - UK	6.9	22.5	42.8
Interconnectors - USA	8.4	11.0	22.3
Interconnectors - Other	-	(0.4)	(0.1)
Telecommunications - USA	1.8	1.6	2.9
Other activities	(0.5)	(1.6)	0.8
Group undertakings	398.6	411.5	821.1
Telecommunications - Energis	(3.7)	2.4	4.4
Telecommunications - Intelig	(21.8)	(69.7)	(118.0)
Telecommunications - Other	(6.4)	(0.6)	(3.4)
Other electricity activities	18.1	18.8	35.3
Joint ventures and associate	(13.8)	(49.1)	(81.7)
Total operating profit - before exceptional items and goodwill amortisation	384.8	362.4	739.4
Europe	246.3	274.1	545.0
North America	150.0	144.9	288.0
Latin America	(14.1)	(59.0)	(97.8)
Rest of the World	2.6	2.4	4.2
	384.8	362.4	739.4
Electricity	416.2	431.4	859.5
Telecommunications	(31.4)	(69.0)	(120.1)
	384.8	362.4	739.4

2. **Segmental analysis** (continued)

c) Operating profit - after exceptional items and goodwill amortisation	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Transmission - UK	243.4	242.8	486.3
Transmission - USA	24.7	18.5	37.6
Distribution - USA	55.5	47.6	101.8
Stranded costs recovery and generation - USA	24.9	39.0	61.7
Interconnectors - UK	6.9	22.5	42.8
Interconnectors - USA	8.4	11.0	22.3
Interconnectors - Other	-	(0.4)	(0.1)
Telecommunications - USA	(0.4)	(0.5)	(1.4)
Other activities	(0.5)	(2.4)	(0.2)
Exceptional costs - USA	(4.3)	(46.8)	(45.3)
Exceptional costs - UK	(12.7)	-	-
Impairment of investments in joint ventures	(120.7)	-	-
Group undertakings	225.2	331.3	705.5
Telecommunications - Energis	(15.4)	(3.8)	(9.4)
Telecommunications - Intelig	(21.8)	(69.7)	(118.0)
Telecommunications - Other	(6.7)	(0.6)	(3.9)
Other electricity activities	18.1	18.8	35.3
Impairment of investments in joint ventures	(169.7)	-	-
Joint ventures and associate	(195.5)	(55.3)	(96.0)
Total operating profit - after exceptional items and goodwill amortisation	29.7	276.0	609.5
Europe	222.0	267.9	531.2
North America	110.0	64.7	172.4
Latin America	(304.9)	(59.0)	(98.3)
Rest of the World	2.6	2.4	4.2
	29.7	276.0	609.5
Electricity	365.8	353.3	748.2
Telecommunications	(336.1)	(77.3)	(138.7)
	29.7	276.0	609.5

3. Exceptional items

a) Exceptional costs

The exceptional costs of £17.0m (£11.5m after tax) substantially relate to restructuring costs incurred as a result of a business reorganisation.

b) Impairment of investments in joint ventures

The exceptional charge of £290.4m (£290.4m after tax) relates to the write down of the Group's investments in its Latin American telecom joint ventures. The exceptional charge comprises a write-down of the carrying value of the Latin American telecom joint ventures of £169.7m to their estimated recoverable amounts, and the recognition of related liabilities of £120.7m.

c) Partial disposal of Energis

The exceptional profit totalling £20.1m (£20.1m after tax) relating to the partial disposal of Energis arises from a reduction in the Group's interest in Energis plc, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

4. Net interest

	Six months ended 30 September 2001	Six months ended 30 September 2000 (restated)	Year ended 31 March 2001 (restated)
	£m	£m	£m
Interest payable and similar charges	136.9	164.7	350.1
Interest capitalised	(11.9)	(9.7)	(20.7)
Interest receivable and similar income	(24.1)	(73.1)	(112.9)
	100.9	81.9	216.5
Joint ventures and associate	51.8	19.1	38.6
	152.7	101.0	255.1

5. Taxation

The tax charge of £23.5m on profit before taxation, excluding exceptional items, for the six months ended 30 September 2001 is based on the estimated effective tax rate, excluding exceptional items, for the year ending 31 March 2002 of 26%. The tax charge for the six months ended 30 September 2001 includes all of the benefit of an adjustment to prior periods, which is also included in arriving at the estimated effective tax rate of 26% for the year ending 31 March 2002.

6. Dividends

The interim dividend of 6.46p per ordinary share (2000: 6.05p) will be paid on 15 January 2002 to shareholders on the register on 30 November 2001.

7. (Loss)/earnings per ordinary share

Basic loss per ordinary share for the six months ended 30 September 2001 of 8.4p (2000: earnings of 24.1p) is calculated based on a loss for the period of £124.0m (2000: profit of £354.8m) and 1,480.5m (2000: 1,474.8m) shares – being the weighted average number of shares in issue during the period, excluding the shares held by employee share trusts.

Basic earnings per ordinary share on the adjusted profit for the six months ended 30 September 2001 of 13.9p (2000: 11.2p) excludes exceptional items (see note 3) and goodwill amortisation totalling £329.5m (2000: £189.2m (net credit)), and is based on earnings of £205.5m (2000: £165.6m).

For the purposes of calculating diluted loss/earnings per share, loss/earnings and the weighted average number of shares have been adjusted for the effects of all dilutive potential ordinary shares.

8. Reconciliation of movement in equity shareholders' funds

	Six months ended 30 September		Year ended 31 March
	2001	2000 (restated)	2001 (restated)
	£m	£m	£m
(Loss)/profit for the period	(124.0)	354.8	664.2
Dividends	(95.6)	(89.5)	(223.0)
	(219.6)	265.3	441.2
Issue of ordinary shares	4.1	0.3	0.9
Exchange adjustments	(25.6)	0.5	(14.7)
Tax on exchange adjustments	-	-	31.9
Net (decrease)/increase in equity shareholders' funds	(241.1)	266.1	459.3
Equity shareholders' funds at start of period	2,673.5*	2,214.2	2,214.2
Equity shareholders' funds at end of period	2,432.4	2,480.3	2,673.5

* originally £3,475.8m before deducting prior period adjustment of £802.3m.

9. Net cash inflow from operating activities

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Operating profit of Group undertakings	225.2	331.3	705.5
Depreciation and amortisation	183.5	193.8	380.0
Impairment of investments in joint ventures	120.7	-	-
Profit on disposal of tangible fixed assets	(4.0)	(6.2)	(6.6)
Increase in stocks	(2.0)	(3.2)	(7.9)
Decrease/(increase) in debtors	147.9	(76.8)	(189.8)
Decrease in creditors	(108.7)	(79.0)	(55.3)
Decrease in provisions	(14.4)	(12.6)	(11.7)
Other	(0.2)	(3.9)	(3.6)
	548.0	343.4	810.6

10. Movement in net debt

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Movement in cash and overdrafts	21.8	(10.3)	(1.9)
Cash outflow/(inflow) from the management of liquid resources	225.5	(372.3)	(775.2)
Increase in borrowings	(101.4)	(415.6)	(81.4)
Change in net debt resulting from cash flows	145.9	(798.2)	(858.5)
Acquisition of Group undertakings	-	(161.9)	(162.2)
Certificates of tax deposit surrendered	-	-	(3.6)
Exchange adjustments	60.6	(138.1)	(218.0)
Other non-cash movements	(7.3)	(4.3)	(12.3)
Movement in net debt in the period	199.2	(1,102.5)	(1,254.6)
Net debt at start of period	(3,918.2)	(2,663.6)	(2,663.6)
Net debt at end of period	(3,719.0)	(3,766.1)	(3,918.2)

11. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with US GAAP are set out below.

a) Net income

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Profit for the period, excluding exceptional items	157.8	126.0	210.7
Exceptional items after taxation	(281.8)	228.8	453.5
Net (loss)/income under UK GAAP	(124.0)	354.8	664.2
Adjustments to conform with US GAAP:			
Deferred taxation	25.3	(29.6)	(27.2)
Pensions	15.2	9.6	18.9
Share option schemes	(0.7)	(4.8)	(5.3)
Tangible fixed assets	1.7	1.7	3.4
Financial instruments	(84.2)	5.1	(55.4)
Issue costs associated with EPICs	(0.9)	(0.9)	(1.8)
Carrying value of EPICs liability	179.7	65.0	152.5
Severance and integration costs	-	38.7	23.6
Recognition of income	5.9	(12.7)	(17.0)
Goodwill	35.7	(1.0)	(1.6)
Share of joint ventures' and associate's adjustments to conform with US GAAP	(17.9)	21.5	56.0
Other	0.7	-	-
Total US GAAP adjustments	160.5	92.6	146.1
Net income under US GAAP	36.5	447.4	810.3
Basic earnings per share - US GAAP	2.5p	30.3p	54.9p
Diluted earnings per share - US GAAP	2.5p	28.7p	52.1p

Net income under US GAAP includes a net loss of £281.3m (2000 and year ended 31 March 2001 net gains of £267.7m and £527.9m respectively) which are treated as exceptional items under UK GAAP.

11. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

b) Equity shareholders' funds

	At 30 September 2001	At 30 September 2000 (restated)	At 31 March 2001 (restated)
	£m	£m	£m
Equity shareholders' funds under UK GAAP	2,432.4	2,480.3	2,673.5
Adjustments to conform with US GAAP:			
Deferred taxation	(25.7)	(48.0)	(47.2)
Pensions	194.4	175.1	178.7
Shares held by employee share trusts	(4.9)	(13.6)	(10.2)
Ordinary dividends	95.6	89.5	133.5
Tangible fixed assets	(39.9)	(43.3)	(41.6)
Financial instruments	(99.3)	6.1	(45.5)
Issue costs associated with EPICs	2.8	4.6	3.7
Carrying value of EPICs liability	217.2	(50.0)	37.5
Severance liabilities	-	4.1	-
Recognition of income	(11.1)	(12.7)	(17.0)
Goodwill	68.1	40.9	34.1
Share of joint ventures' and associate's adjustments to conform with US GAAP	(34.1)	28.3	21.3
Other adjustments	(2.3)	2.0	(0.8)
Total US GAAP adjustments	360.8	183.0	246.5
Equity shareholders' funds under US GAAP	2,793.2	2,663.3	2,920.0

National Grid has adopted Statement of Financial Accounting Standards (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from 1 April 2001, and consequently the US GAAP results reflect National Grid's share of the associate's goodwill amortisation.

SFAS 133, as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders' funds by £13.9m (net of tax).

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment ("transitional goodwill impairment test") within six months of adoption, and annually thereafter. The transitional goodwill impairment test conducted at 1 April 2001, revealed that National Grid had no impairment to recognise.

11. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

If SFAS 142 had been in effect for the six months ended 30 September 2000 and the year ended 31 March 2001, reported net income under US GAAP would have been higher by £33.6m and £70.9m respectively.

12. Basis of preparation

The financial information contained in this announcement has, with the exception of the change in accounting policy resulting from the adoption of FRS 19 (see note 1) and SFAS 133 and 142 (see note 11), been prepared on the basis of the accounting policies set out in the Annual Report and Form-20F for the year ended 31 March 2001 and does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information in respect of the year ended 31 March 2001 has been derived from the statutory accounts for the year ended 31 March 2001, which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The financial information in respect of the six months ended 30 September 2001 is unaudited but has been reviewed by the auditors and their report is set out on page 20.

This interim results announcement was approved by the Board of Directors on 19 November 2001.

Independent Review Report to National Grid Group plc

Introduction

We have been instructed by National Grid Group plc to review the financial information which comprises the Group Profit and Loss Account, the Summarised Group Balance Sheet, the Summarised Group Cash Flow Statement, the Group Statement of Total Recognised Gains and Losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

PricewaterhouseCoopers
Chartered Accountants
London

19 November 2001

NATIONAL GRID GROUP plc

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as the ability to obtain expected synergies from the agreed, but not completed, acquisition of Niagara Mohawk, movements in the share price of Energis plc, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors please see National Grid's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on 20F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **3 December 2001**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: ______________________

Name: D C Forward

Title: Assistant Secretary

Date: 3 December 2001

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for November 2001

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for November 2001

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
30. 11.01	NGG's Exec. Directors' share interests (further operation of the Quest).
28.11.01	National Grid and Niagara Mohawk Receive Approval for New York Rate Settlement
23.11.01	Director's interest- Mr S J Box holds a further 3,334 shares
23.11.01	NGG's Exec. Directors' share interests (further operation of the Quest).
20.11.01 And 23.11.01	NGG's Exec. Directors' share interests (further operation of the ESOP).
20.11.01	Interim Results For the Six Months Ended 30 September 2001. **(already notified on a separate Form 6K dated 20 November 2001)**
15.11.01	NGG's Exec. Directors' share interests (further operation of ESOP).
13.11.01	Niagara Mohawk Announces Earnings for the quarter ended 30 September 2001.
9.11.01 And 13.11.01	NGG's Exec. Directors' share interests (further operation of the Quest).

Stock Exchange Announcement

National Grid Group plc ('National Grid')
30 November 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 36,906 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

Story issued on 28th November 2001 at 15:33

RNS Number:8577N
National Grid Group PLC
28 November 2001

National Grid and Niagara Mohawk receive approval for New York Rate Settlement

National Grid and Niagara Mohawk today received approval of their 10-year negotiated rate settlement from the New York Public Service Commission (NYPSC).

National Grid's acquisition of Niagara Mohawk which is expected to close early in 2002, also requires approval from the US Securities and Exchange Commission (SEC).

National Grid and Niagara Mohawk announced on 5 September 2000, the signing of a $3 billion Merger Agreement under which National Grid will acquire all of the outstanding shares of Niagara Mohawk.

ENQUIRIES:

National Grid:

Investors

Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)

Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)

Media

Susan Stevens +44 (0)20 7312 5740 +44 (0)7769 671560(m)

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571

Anthony Carlisle +44 (0)7973 611888(m)

END
FURUWOVRAARAUAA

Story issued on 23rd November 2001 at 16:36

RNS Number:6491N
National Grid Group PLC
23 November 2001

National Grid Group plc (National Grid)

Notification of Director's Interests

Stephen Box yesterday purchased 10,000 NGG ordinary shares at 475.7p per share and sold 6,666 shares at 475p per share. This increased his total interest in NGG shares by 3,334 shares to 460,944.

END

RDSBJBFTMMJTBMB

Story issued on 23rd November 2001 at 16:27

RNS Number:6461N
National Grid Group PLC
23 November 2001

National Grid Group plc (National Grid)
23 November 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 13,941 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

RDSBJBFTMMTTBMB

Story issued on 23rd November 2001 at 16:42

RNS Number:6505N
National Grid Group PLC
23 November 2001

National Grid Group plc (National Grid)
23 November 2001

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 3,081 NGG Ordinary shares on 22 November 2001, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

END

RDSBJBFTMMJTBAB

Story issued on 20th November 2001 at 16:28

RNS Number:4310N
National Grid Group PLC
20 November 2001

National Grid Group plc (National Grid)
20 November 2001

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 14,598 NGG Ordinary shares on 19 November 2001, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

END

RDSBMBFTMMMTBPB

NATIONAL GRID GROUP plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

Continued strong performance from electricity businesses

Niagara Mohawk acquisition expected to complete early in 2002

Latin American telecoms fully written down

Financial highlights

▪ Operating profit before exceptional items and goodwill amortisation	up 6% to £385 million
▪ Basic earnings per share, excluding exceptionals and goodwill amortisation	up 24% to 13.9p
▪ Interim dividend in line with policy	up 6.8% to 6.46p per share
▪ Net after tax exceptional charges	£282 million

Commenting, James Ross, Chairman, said:

"National Grid's core electricity businesses are continuing to perform well and to deliver on our strategy, producing good growth in operating profit and strong cash flows.

"We have completed the review of our Latin American telecoms businesses. In Brazil, despite Intelig making good operational progress, finalisation of long term vendor financing has not proved possible. The general economic conditions in the region are also clearly not helpful, particularly for Silica Networks in Argentina. In view of this, we and our partners are seeking new strategic investors for Intelig and are pursuing a sale of Silica. In the meantime, we have taken a conservative view and have fully written-down the carrying value of our Latin American telecom investments.

"In the US we have filed a comprehensive rate settlement for Niagara Mohawk which provides benefits for both customers and shareholders. We expect to complete the acquisition early in the next calendar year and intend to fund 50 per cent of the acquisition cost with cash.

"With the acquisition of Niagara Mohawk, our total investment in the US since early 2000 will rise to some £9 billion. We are confident of earning a nominal pre-tax return of 10.5 per cent on our US business by March 2005, a level materially higher than we are expected to earn in the UK and accompanied by substantially longer term regulatory agreements.

The businesses continue to perform well and are on track to meet our expectations for the year. With the completion of the acquisition of Niagara Mohawk, our enlarged Group will be well-positioned to deliver growing earnings and cashflow that support our progressive dividend policy."

Unless otherwise indicated, profit numbers are stated before exceptional items and goodwill amortisation

GROUP RESULTS

Operating profit was up 6 per cent to £385 million in the first half, resulting from improved performance by the US distribution and transmission businesses and Intelig, partly offset by the expected reductions in stranded cost recovery and interconnectors.

Net interest increased £52 million to £153 million, mainly reflecting Intelig's higher interest costs (up £32 million), due to interest paid on vendor financing and exchange rate impacts on Intelig's US dollar-denominated debt. The first half of the last financial year included a £17 million benefit relating to closing out fixed interest rate swaps. Interest cover, excluding exceptionals, goodwill amortisation and the impact of exchangeable bonds, was 3.0 times.

Reflecting the increase in interest charges, profit before tax was £232 million, down from £261 million for the same period last year.

The tax charge for the period, including deferred tax and excluding exceptional items, was £24 million as compared to £92 million in the same period last year. The reduction reflects the adjustment to the prior period associated with the implementation of full provisioning for deferred tax (UK Financial Reporting Standard 19, "Deferred Tax") and the release of prior year tax provisions in this period. We estimate that the effective tax rate for the year ending 31 March 2002 will be 26 per cent, before exceptional items but after the release of prior year tax provisions.

Profit after tax and minority interests was £206 million, up from £166 million for the same period last year, with basic earnings per share rising 24 per cent to 13.9 pence.

Net after tax exceptional charges for the period were £282 million. These charges were largely the result of a £290 million charge taken to write down fully the carrying value of our Latin American telecoms investments and provide for all expected liabilities.

The Board has declared an interim dividend of 6.46 pence per share to be paid on 15 January 2002 to shareholders on the register at 30 November 2001. This is an increase of 6.8 per cent (5 per cent real) over the interim dividend last year, in line with our dividend policy.

ELECTRICITY

All of National Grid's electricity businesses performed in line with expectations.

In the UK, price-controlled turnover of £434 million was up 1 per cent from the same period last year reflecting the effect of the new price control regime which commenced on 1 April this year. Controllable costs have been reduced by 3 per cent in real terms over last year, and we remain confident of exceeding Ofgem's expectations of cost reductions over the period of the price control.

The implementation of the New Electricity Trading Arrangements (NETA) has been very successful. Our performance under the new Balancing Services Incentive Scheme (BSIS) is satisfactory with a £9 million contribution to operating profit for the first half of the year, approximately the same as the first half performance last year under the Transmission Services Scheme (TSS). Performance for the full year is difficult to predict and will depend upon the impact of the winter months on the balancing market.

Overall operating profit for the UK transmission business was £243 million, similar to the first six months of last year.

In line with our expectations, UK interconnector turnover was down 35 per cent to £28 million, due to the introduction of capacity auctions for the French interconnector for which there has been lower demand partially driven by reduced UK wholesale prices. Operating profit was £7 million, down from £23 million in the first six months of last year.

As well as providing core expertise and strong cashflow, the performance of our UK business strengthens the platform from which we are seeking opportunities among the evolving Regional Transmission Organisations (RTOs) in the US. Earlier this month we signed definitive agreements with the Alliance RTO to act as its managing member, which are being considered by the Federal Energy Regulatory Commission.

In the US, distribution operating profit was up 14 per cent to £83 million, reflecting higher deliveries and reduced controllable costs. Warm summer weather this year, combined with cool weather last year, resulted in distribution volumes up 3.7 per cent. We estimate the underlying volume growth to be up just over 1 per cent. Controllable costs are down 2 per cent in real terms on an annualised basis. We remain confident of meeting our target of a 30 per cent reduction in controllable costs by March 2004.

Contribution from US stranded cost recovery fell by 36 percent to £25 million, principally due to a one-off benefit of £12 million in the same period last year.

In the US, the nominal pre-tax return on investment for the six months ended 30 September 2001 was an annualised 9.3 per cent, on track to meet our 10.5 per cent target for the existing US business by March 2004.

NIAGARA MOHAWK ACQUISITION

The acquisition of Niagara Mohawk continues to progress well. National Grid and Niagara Mohawk filed a joint rate settlement with the New York Public Service Commission on 11 October, which is awaiting approval. Niagara Mohawk completed the sale of its nuclear facilities earlier this month. Following approval by New York, we will still require approval by the Securities and Exchange Commission, which we expect to receive in time to complete the transaction early in 2002.

The proposed ten-year rate plan offers immediate reductions of delivery rates for all customers, averaging 8 per cent, and freezes delivery charges going forward. It also

provides attractive shareholder benefits through substantial incentives to reduce costs while improving service. Our integration planning for the acquisition is well advanced. We expect to meet the $190 million cost reduction target contained in the rate plan by the fourth year following completion, achieving half of the savings by the end of next financial year. As a result, we expect the acquisition to enhance earnings per share before exceptional items and after goodwill amortisation in the first full year and are confident that we will meet our additional objective of earning a nominal pre-tax return of 10.5 per cent on our expanded US business by the year ending March 2005.

Prior to completion, Niagara Mohawk shareholders will have the opportunity to make elections for cash or National Grid shares or a combination of both. We will fund 50 per cent of the acquisition cost with cash, subject to receipt of sufficient shareholder elections.

TELECOMS

We have completed the review of our Latin American telecom businesses that we announced in our trading statement on 4 October.

Intelig has continued to meet overall revenue and EBITDA targets with our share of operating loss for the period reduced to £22 million from £70 million for the same period last year. Intelig's performance satisfied the pre-conditions to completing permanent vendor financing, but the vendors have not provided the permanent financing facility.

As a consequence, the shareholders of Intelig (National Grid, Sprint, and France Telecom) have appointed advisors to seek new strategic investors. In the meantime, Intelig continues to be funded by the interim vendor financing, which has been rolled over, together with limited additional funds from shareholders and vendors.

Silica Networks, a carriers' carrier operating primarily in Argentina, has been affected by the general telecoms market downturn and the severe economic difficulties in that country. As a result, we and the other shareholders have cut costs, suspended further investment and are seeking a purchaser for the business.

Manquehue net, our joint venture with Williams and MetroGas in Santiago, Chile, has been impacted by the local economic downturn. Again, strong management action is being taken to reduce costs.

Given these difficulties, we have adopted a conservative approach with the full write down and provision for all expected liabilities totalling £290 million.

Energis, our associate, recently announced resilient first half results and reinforced its fully funded position with new bank facilities. Energis Polska, our joint venture in Poland with Energis, launched commercial operation in June 2001 and has won some significant corporate customers with its range of data and voice services.

TELECOMS (continued)

Lastly, GridCom and NEESCom, our wholly-owned telecom businesses, continued to execute their business plans. GridCom won a significant contract with Hutchison to provide turnkey services in the UK.

Looking ahead, we continue to see telecoms as a complement to our electricity businesses but will focus on opportunities which are more closely related to our core infrastructure assets and capabilities.

OUTLOOK

The businesses continue to perform well and are on track to meet our expectations for the year. With the completion of the acquisition of Niagara Mohawk, our enlarged Group will be well-positioned to deliver growing earnings and cashflow that support our progressive dividend policy.

Presentations

An analyst presentation will be held at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 9:00 am (UK time) today.

A press presentation will be held at the same address at 11:00 am (UK time) today.

Live coverage of the analyst presentation
UK: +44 (0) 20 8515 2342
USA: +1 416 640 4127

Telephone replay of the analyst presentation (available for 5 days)
UK: +44 (0) 20 8797 2499 (pin 118188#)
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NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT
Six months ended 30 September 2001

	Notes	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Group turnover - continuing operations	2(a)	1,989.5	1,792.8	3,799.7
Operating costs		(1,764.3)	(1,461.5)	(3,094.2)
Operating profit of Group undertakings	2(c)	225.2	331.3	705.5
Share of joint ventures' and associate's operating loss	2(c)	(195.5)	(55.3)	(96.0)
Operating profit				
- Before exceptional items and goodwill amortisation	2(b)	384.8	362.4	739.4
- Exceptional costs	3(a)	(17.0)	(46.8)	(45.3)
- Impairment of investments in joint ventures	3(b)	(290.4)	-	-
- Goodwill amortisation		(47.7)	(39.6)	(84.6)
Total operating profit - continuing operations	2(c)	29.7	276.0	609.5
Exceptional profit relating to partial disposal of Energis	3(c)	20.1	132.3	243.3
Profit on disposal of businesses		-	-	20.1
Net interest	4	(152.7)	(101.0)	(255.1)
(Loss)/profit on ordinary activities before taxation		(102.9)	307.3	617.8
- Taxation (excluding exceptional items)	5	(23.5)	(92.1)	(182.1)
- Taxation (exceptional items)		5.5	143.3	235.4
Taxation (total)		(18.0)	51.2	53.3
(Loss)/profit on ordinary activities after taxation		(120.9)	358.5	671.1
Minority interests		(3.1)	(3.7)	(6.9)
(Loss)/profit for the period		(124.0)	354.8	664.2
Dividends	6	(95.6)	(89.5)	(223.0)
Retained (loss)/profit		(219.6)	265.3	441.2

GROUP PROFIT AND LOSS ACCOUNT (continued)

Six months ended 30 September 2001

	Notes	Six months ended 30 September 2001	Six months ended 30 September 2000 (restated)	Year ended 31 March 2001 (restated)
(Loss)/earnings per ordinary share				
Basic, on (loss)/profit for the period	7	(8.4)p	24.1p	45.0p
Basic, on adjusted profit for the period*	7	13.9p	11.2p	20.0p
Diluted, on (loss)/profit for the period	7	(8.4)p	22.9p	42.9p
Diluted, on adjusted profit for the period*	7	13.5p	11.0p	19.8p
* Adjusted profit excludes exceptional items and goodwill amortisation				
Dividends per ordinary share	6	6.46p	6.05p	15.08p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Six months ended 30 September 2001

	Note	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the period		(124.0)	354.8	664.2
Exchange adjustments		(25.6)	0.5	(14.7)
Tax on exchange adjustments		-	-	31.9
Total recognised gains and losses relating to the period		(149.6)	355.3	681.4
Prior period adjustment	1	(802.3)		
Total gains and losses recognised since last annual report		(951.9)		

NATIONAL GRID GROUP plc
SUMMARISED GROUP BALANCE SHEET
At 30 September 2001

	Note	At 30 September 2001 £m	At 30 September 2000 (restated) £m	At 31 March 2001 (restated) £m
Fixed assets				
Intangible assets - goodwill		1,304.6	1,337.6	1,386.2
Tangible assets		5,637.8	5,467.9	5,617.3
Investments				
- Joint ventures		160.6	409.7	398.8
- Associate		391.1	317.4	401.9
- Other investments		141.5	158.3	145.1
Total Investments		693.2	885.4	945.8
		7,635.6	7,690.9	7,949.3
Current assets				
Stocks		35.5	35.6	34.1
Debtors (due within one year)		792.9	781.4	880.4
Debtors (due after one year)		901.8	923.5	1,053.9
Assets held for exchange		16.6	16.6	16.6
Business held for resale		-	133.7	-
Cash and deposits		500.9	649.7	271.2
		2,247.7	2,540.5	2,256.2
Creditors (due within one year)		(1,450.1)	(2,138.5)	(2,213.7)
Net current assets		797.6	402.0	42.5
Total assets less current liabilities		8,433.2	8,092.9	7,991.8
Creditors (due after one year)		(4,380.6)	(3,975.0)	(3,755.5)
Provisions for liabilities and charges		(1,584.9)	(1,582.9)	(1,521.0)
Net assets employed		2,467.7	2,535.0	2,715.3
Capital and reserves				
Called up share capital		174.9	174.7	174.7
Share premium account		286.1	275.0	276.9
Profit and loss account		1,971.4	2,030.6	2,221.9
Equity shareholders' funds	8	2,432.4	2,480.3	2,673.5
Minority interests		35.3	54.7	41.8
		2,467.7	2,535.0	2,715.3

SUMMARISED GROUP CASH FLOW STATEMENT

Six months ended 30 September 2001

	Note	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 £m	Year ended 31 March 2001 £m
Net cash inflow from operating activities	9	548.0	343.4	810.6
Dividends from joint ventures		6.8	8.7	20.3
Net cash outflow for returns on investments and servicing of finance		(102.8)	(125.0)	(306.9)
Net corporate tax refund/(paid)		43.7	(58.4)	(137.2)
Net cash outflow for capital expenditure		(194.7)	(198.6)	(457.6)
Net cash outflow for acquisitions and disposals		(31.0)	(648.0)	(582.2)
Equity dividends paid		(133.4)	(123.2)	(212.5)
Net cash inflow/(outflow) before management of liquid resources and financing		136.6	(801.1)	(865.5)
Net cash (outflow)/inflow from the management of liquid resources		(225.5)	372.3	775.2
Net cash inflow from financing		110.7	418.5	88.4
Movement in cash and overdrafts		21.8	(10.3)	(1.9)

1. Prior period adjustments

The adoption of Financial Reporting Standard 19 "Deferred Tax" (FRS 19) has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior period adjustment in accordance with Financial Reporting Standard 3. As a result, equity shareholders' funds at 30 September 2000 and 31 March 2001 have been reduced by £753.1m and £802.3m respectively and the comparative amounts of profit after taxation for the six months ended 30 September 2000 and the year ended 31 March 2001 have been reduced by £57.8m and £104.8m respectively.

Prior period numbers have also been restated to reflect a revised segmental analysis of National Grid USA's results (for the six months ended 30 September 2000 only), and a revised presentation of the minority interests' share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation, are now included within minority interests.

2. Segmental analysis

	Six months ended 30 September		Year ended 31 March
	2001	2000 (restated)	2001
a) Turnover	£m	£m	£m
Transmission - UK	608.5	643.2	1,315.6
Transmission - USA	104.2	100.2	194.7
Distribution - USA	933.5	673.1	1,519.0
Stranded costs recovery and generation-USA	124.5	174.8	334.9
Interconnectors - UK	27.5	42.4	83.6
Interconnectors - USA	22.4	23.5	47.9
Telecommunications - USA	6.5	4.3	9.5
Other activities (i)	198.1	155.2	339.7
Sales between businesses	(35.7)	(23.9)	(45.2)
Group turnover - continuing operations	1,989.5	1,792.8	3,799.7
Europe	800.5	819.1	1,696.6
North America	1,189.0	973.7	2,103.1
	1,989.5	1,792.8	3,799.7

(i) Turnover primarily comprises EnMo, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

Stranded costs recovery
Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

2. **Segmental analysis** (continued)

b) Operating profit - before exceptional items and goodwill amortisation	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Transmission - UK	243.4	242.8	486.3
Transmission - USA	30.8	24.0	49.6
Distribution - USA	82.9	72.6	154.8
Stranded costs recovery and generation - USA	24.9	39.0	61.7
Interconnectors - UK	6.9	22.5	42.8
Interconnectors - USA	8.4	11.0	22.3
Interconnectors - Other	-	(0.4)	(0.1)
Telecommunications - USA	1.8	1.6	2.9
Other activities	(0.5)	(1.6)	0.8
Group undertakings	398.6	411.5	821.1
Telecommunications - Energis	(3.7)	2.4	4.4
Telecommunications - Intelig	(21.8)	(69.7)	(118.0)
Telecommunications - Other	(6.4)	(0.6)	(3.4)
Other electricity activities	18.1	18.8	35.3
Joint ventures and associate	(13.8)	(49.1)	(81.7)
Total operating profit - before exceptional items and goodwill amortisation	384.8	362.4	739.4
Europe	246.3	274.1	545.0
North America	150.0	144.9	288.0
Latin America	(14.1)	(59.0)	(97.8)
Rest of the World	2.6	2.4	4.2
	384.8	362.4	739.4
Electricity	416.2	431.4	859.5
Telecommunications	(31.4)	(69.0)	(120.1)
	384.8	362.4	739.4

2. **Segmental analysis** (continued)

c) Operating profit - after exceptional items and goodwill amortisation	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Transmission - UK	243.4	242.8	486.3
Transmission - USA	24.7	18.5	37.6
Distribution - USA	55.5	47.6	101.8
Stranded costs recovery and generation - USA	24.9	39.0	61.7
Interconnectors - UK	6.9	22.5	42.8
Interconnectors - USA	8.4	11.0	22.3
Interconnectors - Other	-	(0.4)	(0.1)
Telecommunications - USA	(0.4)	(0.5)	(1.4)
Other activities	(0.5)	(2.4)	(0.2)
Exceptional costs - USA	(4.3)	(46.8)	(45.3)
Exceptional costs - UK	(12.7)	-	-
Impairment of investments in joint ventures	(120.7)	-	-
Group undertakings	225.2	331.3	705.5
Telecommunications - Energis	(15.4)	(3.8)	(9.4)
Telecommunications - Intelig	(21.8)	(69.7)	(118.0)
Telecommunications - Other	(6.7)	(0.6)	(3.9)
Other electricity activities	18.1	18.8	35.3
Impairment of investments in joint ventures	(169.7)	-	-
Joint ventures and associate	(195.5)	(55.3)	(96.0)
Total operating profit - after exceptional items and goodwill amortisation	29.7	276.0	609.5
Europe	222.0	267.9	531.2
North America	110.0	64.7	172.4
Latin America	(304.9)	(59.0)	(98.3)
Rest of the World	2.6	2.4	4.2
	29.7	276.0	609.5
Electricity	365.8	353.3	748.2
Telecommunications	(336.1)	(77.3)	(138.7)
	29.7	276.0	609.5

3. Exceptional items

a) Exceptional costs

The exceptional costs of £17.0m (£11.5m after tax) substantially relate to restructuring costs incurred as a result of a business reorganisation.

b) Impairment of investments in joint ventures

The exceptional charge of £290.4m (£290.4m after tax) relates to the write down of the Group's investments in its Latin American telecom joint ventures. The exceptional charge comprises a write-down of the carrying value of the Latin American telecom joint ventures of £169.7m to their estimated recoverable amounts, and the recognition of related liabilities of £120.7m.

c) Partial disposal of Energis

The exceptional profit totalling £20.1m (£20.1m after tax) relating to the partial disposal of Energis arises from a reduction in the Group's interest in Energis plc, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

4. Net interest

	Six months ended 30 September 2001	2000 (restated)	Year ended 31 March 2001 (restated)
	£m	£m	£m
Interest payable and similar charges	136.9	164.7	350.1
Interest capitalised	(11.9)	(9.7)	(20.7)
Interest receivable and similar income	(24.1)	(73.1)	(112.9)
	100.9	81.9	216.5
Joint ventures and associate	51.8	19.1	38.6
	152.7	101.0	255.1

5. Taxation

The tax charge of £23.5m on profit before taxation, excluding exceptional items, for the six months ended 30 September 2001 is based on the estimated effective tax rate, excluding exceptional items, for the year ending 31 March 2002 of 26%. The tax charge for the six months ended 30 September 2001 includes all of the benefit of an adjustment to prior periods, which is also included in arriving at the estimated effective tax rate of 26% for the year ending 31 March 2002.

6. Dividends

The interim dividend of 6.46p per ordinary share (2000: 6.05p) will be paid on 15 January 2002 to shareholders on the register on 30 November 2001.

7. (Loss)/earnings per ordinary share

Basic loss per ordinary share for the six months ended 30 September 2001 of 8.4p (2000: earnings of 24.1p) is calculated based on a loss for the period of £124.0m (2000: profit of £354.8m) and 1,480.5m (2000: 1,474.8m) shares – being the weighted average number of shares in issue during the period, excluding the shares held by employee share trusts.

Basic earnings per ordinary share on the adjusted profit for the six months ended 30 September 2001 of 13.9p (2000: 11.2p) excludes exceptional items (see note 3) and goodwill amortisation totalling £329.5m (2000: £189.2m (net credit)), and is based on earnings of £205.5m (2000: £165.6m).

For the purposes of calculating diluted loss/earnings per share, loss/earnings and the weighted average number of shares have been adjusted for the effects of all dilutive potential ordinary shares.

8. Reconciliation of movement in equity shareholders' funds

	Six months ended 30 September		Year ended 31 March
	2001	2000 (restated)	2001 (restated)
	£m	£m	£m
(Loss)/profit for the period	(124.0)	354.8	664.2
Dividends	(95.6)	(89.5)	(223.0)
	(219.6)	265.3	441.2
Issue of ordinary shares	4.1	0.3	0.9
Exchange adjustments	(25.6)	0.5	(14.7)
Tax on exchange adjustments	-	-	31.9
Net (decrease)/increase in equity shareholders' funds	(241.1)	266.1	459.3
Equity shareholders' funds at start of period	2,673.5*	2,214.2	2,214.2
Equity shareholders' funds at end of period	2,432.4	2,480.3	2,673.5

* originally £3,475.8m before deducting prior period adjustment of £802.3m.

9. Net cash inflow from operating activities

	Six months ended 30 September 2001 £m	30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Operating profit of Group undertakings	225.2	331.3	705.5
Depreciation and amortisation	183.5	193.8	380.0
Impairment of investments in joint ventures	120.7	-	-
Profit on disposal of tangible fixed assets	(4.0)	(6.2)	(6.6)
Increase in stocks	(2.0)	(3.2)	(7.9)
Decrease/(increase) in debtors	147.9	(76.8)	(189.8)
Decrease in creditors	(108.7)	(79.0)	(55.3)
Decrease in provisions	(14.4)	(12.6)	(11.7)
Other	(0.2)	(3.9)	(3.6)
	548.0	343.4	810.6

10. Movement in net debt

	Six months ended 30 September 2001 £m	30 September 2000 £m	Year ended 31 March 2001 £m
Movement in cash and overdrafts	21.8	(10.3)	(1.9)
Cash outflow/(inflow) from the management of liquid resources	225.5	(372.3)	(775.2)
Increase in borrowings	(101.4)	(415.6)	(81.4)
Change in net debt resulting from cash flows	145.9	(798.2)	(858.5)
Acquisition of Group undertakings	-	(161.9)	(162.2)
Certificates of tax deposit surrendered	-	-	(3.6)
Exchange adjustments	60.6	(138.1)	(218.0)
Other non-cash movements	(7.3)	(4.3)	(12.3)
Movement in net debt in the period	199.2	(1,102.5)	(1,254.6)
Net debt at start of period	(3,918.2)	(2,663.6)	(2,663.6)
Net debt at end of period	(3,719.0)	(3,766.1)	(3,918.2)

11. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with US GAAP are set out below.

a) Net income

	Six months ended 30 September 2001 £m	Six months ended 30 September 2000 (restated) £m	Year ended 31 March 2001 (restated) £m
Profit for the period, excluding exceptional items	157.8	126.0	210.7
Exceptional items after taxation	(281.8)	228.8	453.5
Net (loss)/income under UK GAAP	(124.0)	354.8	664.2
Adjustments to conform with US GAAP:			
Deferred taxation	25.3	(29.6)	(27.2)
Pensions	15.2	9.6	18.9
Share option schemes	(0.7)	(4.8)	(5.3)
Tangible fixed assets	1.7	1.7	3.4
Financial instruments	(84.2)	5.1	(55.4)
Issue costs associated with EPICs	(0.9)	(0.9)	(1.8)
Carrying value of EPICs liability	179.7	65.0	152.5
Severance and integration costs	-	38.7	23.6
Recognition of income	5.9	(12.7)	(17.0)
Goodwill	35.7	(1.0)	(1.6)
Share of joint ventures' and associate's adjustments to conform with US GAAP	(17.9)	21.5	56.0
Other	0.7	-	-
Total US GAAP adjustments	160.5	92.6	146.1
Net income under US GAAP	36.5	447.4	810.3
Basic earnings per share - US GAAP	2.5p	30.3p	54.9p
Diluted earnings per share - US GAAP	2.5p	28.7p	52.1p

Net income under US GAAP includes a net loss of £281.3m (2000 and year ended 31 March 2001 net gains of £267.7m and £527.9m respectively) which are treated as exceptional items under UK GAAP.

11. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

b) Equity shareholders' funds

	At 30 September 2001	At 30 September 2000 (restated)	At 31 March 2001 (restated)
	£m	£m	£m
Equity shareholders' funds under UK GAAP	2,432.4	2,480.3	2,673.5
Adjustments to conform with US GAAP:			
Deferred taxation	(25.7)	(48.0)	(47.2)
Pensions	194.4	175.1	178.7
Shares held by employee share trusts	(4.9)	(13.6)	(10.2)
Ordinary dividends	95.6	89.5	133.5
Tangible fixed assets	(39.9)	(43.3)	(41.6)
Financial instruments	(99.3)	6.1	(45.5)
Issue costs associated with EPICs	2.8	4.6	3.7
Carrying value of EPICs liability	217.2	(50.0)	37.5
Severance liabilities	-	4.1	-
Recognition of income	(11.1)	(12.7)	(17.0)
Goodwill	68.1	40.9	34.1
Share of joint ventures' and associate's adjustments to conform with US GAAP	(34.1)	28.3	21.3
Other adjustments	(2.3)	2.0	(0.8)
Total US GAAP adjustments	360.8	183.0	246.5
Equity shareholders' funds under US GAAP	2,793.2	2,663.3	2,920.0

National Grid has adopted Statement of Financial Accounting Standards (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from 1 April 2001, and consequently the US GAAP results reflect National Grid's share of the associate's goodwill amortisation.

SFAS 133, as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders' funds by £13.9m (net of tax).

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment ("transitional goodwill impairment test") within six months of adoption, and annually thereafter. The transitional goodwill impairment test conducted at 1 April 2001, revealed that National Grid had no impairment to recognise.

11. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

If SFAS 142 had been in effect for the six months ended 30 September 2000 and the year ended 31 March 2001, reported net income under US GAAP would have been higher by £33.6m and £70.9m respectively.

12. Basis of preparation

The financial information contained in this announcement has, with the exception of the change in accounting policy resulting from the adoption of FRS 19 (see note 1) and SFAS 133 and 142 (see note 11), been prepared on the basis of the accounting policies set out in the Annual Report and Form-20F for the year ended 31 March 2001 and does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information in respect of the year ended 31 March 2001 has been derived from the statutory accounts for the year ended 31 March 2001, which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The financial information in respect of the six months ended 30 September 2001 is unaudited but has been reviewed by the auditors and their report is set out on page 20.

This interim results announcement was approved by the Board of Directors on 19 November 2001.

Independent Review Report to National Grid Group plc

Introduction

We have been instructed by National Grid Group plc to review the financial information which comprises the Group Profit and Loss Account, the Summarised Group Balance Sheet, the Summarised Group Cash Flow Statement, the Group Statement of Total Recognised Gains and Losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

PricewaterhouseCoopers
Chartered Accountants
London

19 November 2001

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as the ability to obtain expected synergies from the agreed, but not completed, acquisition of Niagara Mohawk, movements in the share price of Energis plc, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors please see National Grid's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on 20F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Story issued on 15th November 2001 at 16:28

RNS Number:2155N
National Grid Group PLC
15 November 2001

National Grid Group plc (National Grid)
15 November 2001

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid, yesterday and today, received two further notifications from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 9,427 NGG Ordinary shares on 13 November 2001, and 7,984 NGG Ordinary shares on 14 November 2001, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP,together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 73125860)

END

RDSBABFTMMTBBTB

Story issued on 13th November 2001 at 16:32

RNS Number:0677N
National Grid Group PLC
13 November 2001

National Grid Group plc (National Grid)
13 November 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 22,465 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END
RDSBJBFTMMTBBAB

Story issued on 13th November 2001 at 14:32

RNS Number:0524N
National Grid Group PLC
13 November 2001

NIAGARA MOHAWK ANNOUNCES EARNINGS FOR THE QUARTER ENDED 30 SEPTEMBER 2001

Niagara Mohawk today announced earnings for the third quarter ended 30 September 2001. Copies of the announcement are available from National Grid Group ('National Grid') Investor Relations on +44 20 7312 5781.

National Grid and Niagara Mohawk announced on 5 September 2000 the signing of a Merger Agreement under which National Grid will acquire all of the outstanding shares of Niagara Mohawk.

Contact

Marcy Reed +44 20 7312 5781

Terry McCormick +44 20 7312 5785

END

FURBSBDBIDBGGBX

Story issued on 9th November 2001 at 16:17

RNS Number:9200M
National Grid Group PLC
9 November 2001

National Grid Group plc (National Grid)
9 November 2001

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 66,905 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceaseswhen shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

R[illegible]BLBFTMMMMBJB

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 14th December 2001

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: /s/ David Forward

Name: David C Forward
Title: Assistant Secretary

Date: 14th December 2001

NATIONAL GRID GROUP PLC
EXHIBIT INDEX

Exhibit No.	Description	Page
99(a)	Circular regarding Scheme of Arrangement	Filed herewith
99(b)	Listing Particulars	Filed herewith
99(c)	Summary Listing Particulars	Filed herewith

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to National Grid and as financial adviser and sponsor to New National Grid and for no one else in connection with the Scheme, the Acquisition and the proposed listing of the New National Grid Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid and New National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Scheme, the Acquisition, the proposed listing or admission to trading.

National Grid

Scheme of Arrangement
to establish

New National Grid plc

as the holding company of

National Grid Group plc

under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of National Grid set out on pages 9 to 11 of this document which recommends you to vote in favour of the proposals at the Court Meeting and the Scheme EGM referred to below.

Notices convening the Court Meeting and the Scheme EGM of National Grid to be held in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL on 7 January 2002 commencing, respectively, at 11.00 a.m., and 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) are set out on pages 53 to 62 of this document. The doors to the Court Meeting will be open from 9.30 a.m. and you are advised to time your journey to enable you to arrive in good time for the start of the Meeting. A map showing the location of Warwick Arts Centre is printed on the reverse of the enclosed attendance card. Free car parking will be available as shown on the map. Free shuttle buses will run between Warwick Arts Centre and the parking area and between Warwick Arts Centre and Coventry railway station.

Whether or not you intend to be present at the meetings, please complete and return the Forms of Proxy accompanying this document as soon as possible and in any event so as to arrive no later than 11.00 a.m. for the Court Meeting and 11.15 a.m. for the Scheme EGM on 5 January 2002 (although the Form of Proxy for the Court Meeting (Card A) may be handed to the Chairman before the start of the Meeting). Alternatively, you may appoint a proxy using the internet by logging on to the website at *www.sharevote.co.uk*. If you have registered for a Shareview portfolio, you may also appoint a proxy by logging on to the website at *www.shareview.co.uk* and clicking on "Company Meetings". Full details of the procedures are given on the websites. Further details on the action you should take are set out in section 16 of Part II of this document. A holder of National Grid ADSs should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the card to The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as soon as possible and in any event by 5.00 p.m. (New York time) on 3 January 2002. If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

Listing Particulars dated 10 December 2001 relating to New National Grid have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. The Listing Particulars are available as set out in section 15 of Part II of this document.

New National Grid and National Grid have been advised that the New National Grid Shares to be issued pursuant to the Scheme will be exempt from the registration requirements of the US Securities Act of 1933, as amended, by virtue of section 3(a)(10) thereof and, as a consequence, the New National Grid Shares to be issued pursuant to the Scheme have not been registered under that Act. The New National Grid Shares to be issued pursuant to the Acquisition and represented by the New National Grid ADSs have been registered under the US Securities Act of 1933, as amended.

CONTENTS

OUTLINE EXPECTED TIMETABLE

All times in this document are London times unless otherwise stated

3 January 2002	5.00 p.m. (New York time): Latest time for receipt by the Depositary of voting instruction cards in respect of the National Grid ADSs(1)
5 January 2002	11.00 a.m.: Latest requested time for receipt of Forms of Proxy for the Court Meeting (Card A)(2)
	11.15 a.m.: Latest time for receipt of Forms of Proxy for the Scheme EGM (Card B)
7 January 2002	11.00 a.m.: Court Meeting
	11.15 a.m.: Scheme EGM(3)
Early 2002	Court Hearing of the Petition to sanction the Scheme(4)
Early 2002	Scheme Record Date, which will be the last day of dealings in National Grid Shares and National Grid ADSs, and which will be the business day before the Scheme Effective Date(4)
Early 2002	Scheme Effective Date:(4)
	8.00 a.m.: Dealings in New National Grid Shares issued pursuant to the Scheme commence on the London Stock Exchange
	8.00 a.m.: Crediting of New National Grid Shares to CREST accounts
	9.30 a.m. (New York time): Dealings in New National Grid ADSs arising from the Scheme commence on the NYSE
Early 2002	Despatch of New National Grid Share certificates within ten business days after the Scheme Effective Date(4)

Notes:

(1) If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

(2) Forms of Proxy for the Court Meeting (Card A) not returned by this time may be handed to the Chairman of the Court Meeting before the start of the meeting.

(3) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(4) The actual dates for these events in 2002 will be set by reference to the date on which the SEC approves the Acquisition and upon agreement with the Court. Following receipt of the SEC approval of the Acquisition, the dates will be notified to National Grid Shareholders by announcement to the Regulatory News Service of the London Stock Exchange. The Acquisition must complete after, but within a reasonable time of, the Scheme becoming effective in order to obtain the desired tax treatment for Niagara Mohawk Shareholders.

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of National Grid and New National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the SEC (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of this document, except as required by the Listing Rules.

The following definitions apply throughout this document (except in Part III which contains separate definitions) unless the context requires otherwise:

"Acquisition"	the acquisition of Niagara Mohawk by the National Grid Group pursuant to the Merger Agreement
"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New National Grid Shares to (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADR"	an American depositary receipt
"ADS"	an American depositary share
"Board" or "Directors"	the board of directors of National Grid or, following the Scheme becoming effective, of New National Grid (as the context requires) listed in section 6.1 of Part IV of this document
"business day"	any day other than a Saturday or Sunday on which banks are generally open for business in England and Wales
"Capitalisation Shares"	the new ordinary shares of $11\frac{13}{17}$ pence each in the capital of National Grid created pursuant to sub-clause 2.2.1 of the Scheme
"certificated" or "in certificated form"	where a share or other security is not in uncertificated form
"Closing Price"	the closing middle market quotation of a National Grid Share as derived from the Daily Official List
"Combined Group"	the National Grid Group as enlarged by the Niagara Mohawk Group following the Acquisition
"Company" or "National Grid"	National Grid Group plc
"Companies"	National Grid and National Grid Company
"Completion"	the closing of the Acquisition following satisfaction or waiver of the conditions attaching to the Acquisition and the delivery of certificates of merger for filing with the Department of State of the State of New York and the Secretary of State of the State of Delaware in accordance with the Merger Agreement
"Court"	the High Court of Justice of England and Wales
"Court Hearing"	the hearing of the Petition by the Court
"Court Meeting"	the meeting of National Grid Shareholders convened by direction of the Court pursuant to section 425 of the Act for 11.00 a.m. on 7 January 2002, to consider and, if thought fit, approve the Scheme, including any adjournment thereof, notice of which is contained in Part V of this document
"Court Order"	the Order of the Court sanctioning the Scheme under section 425 of the Act and confirming the reduction of the share capital of National Grid provided for by clause 2 of the Scheme under section 137 of the Act

"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as from time to time amended
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Depositary"	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA
"Electronic Communications Order"	the Companies Act 1985 (Electronic Communications) Order 2000
"Exchange Rate"	the £:$ Bank of England official closing exchange rate published daily on Reuters at 4.00 p.m.
"Exchangeable Bonds"	the £460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares (or, following the Scheme becoming effective, New National Grid Shares)
"Exchangeable Bonds Trust Deed"	a supplemental trust deed dated 10 December 2001 between National Grid Company, New National Grid, National Grid and The Law Debenture Trust Corporation p.l.c. (the "Trustee") relating to the substitution of New National Grid for National Grid as the issuer of shares under the exchange right in relation to the Exchangeable Bonds
"Financing Documents"	(a) a credit agreement dated 22 November 2001 between New National Grid (as borrower and guarantor), National Grid (as borrower and guarantor), NGG Finance plc (as borrower), various arrangers, HSBC Investment Bank plc as facility agent, HSBC Bank (USA) Inc. as swingline agent and various banks and financial institutions as lenders for various facilities totalling $2.3 billion; and (b) a letter agreement dated 20 November 2001 between New National Grid, National Grid Company, National Grid and the European Investment Bank ("EIB"), setting out the terms under which a guarantee to be given by New National Grid in respect of the obligations of National Grid Company under a finance contract for £200 million between EIB and National Grid Company will become effective
"Forms of Proxy"	the forms of proxy for use at the Court Meeting (Card A) and the Scheme EGM (Card B) which accompany this document (and "Form of Proxy" shall mean either of them)
"Group" or "National Grid Group"	National Grid (or, following the Scheme becoming effective, New National Grid) and its subsidiary undertakings (and "member of the Group" and "member of the National Grid Group" shall be construed accordingly)
"Listing Particulars"	the listing particulars dated 10 December 2001 relating to New National Grid prepared in accordance with the Listing Rules
"Listing Rules"	the listing rules of the UK Listing Authority, made under section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Merger Agreement"	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000 entered

	into between National Grid, New National Grid, Grid Delaware, Inc., a wholly-owned subsidiary of New National Grid, and Niagara Mohawk
"National Grid" or "Company"	National Grid Group plc
"National Grid ADRs"	ADRs of National Grid, evidencing National Grid ADSs
"National Grid ADSs"	ADSs of National Grid, each of which represents five National Grid Shares
"National Grid Articles"	the Articles of Association of National Grid as from time to time amended
"National Grid Company"	The National Grid Company plc, a wholly-owned subsidiary of National Grid, which, inter alia, owns and operates the high voltage electricity transmission system in England and Wales
"National Grid Group" or "Group"	National Grid (or, following the Scheme becoming effective, New National Grid) and its subsidiary undertakings (and "member of National Grid Group" and "member of the Group" shall be construed accordingly)
"National Grid Share Schemes"	the existing employee share schemes and incentive plans operated by National Grid comprising the Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme (1990), 1999 Savings Related Share Option Scheme, Share Matching Scheme (1996), Profit Sharing Scheme (1990), 1999 US Employee Stock Purchase Plan, Incentive Compensation Plan, National Grid USA Incentive Thrift Plans and Deferred Compensation Plan
"National Grid Shareholders"	holders of National Grid Shares
"National Grid Shares" or "Shares"	ordinary shares of $11\frac{13}{17}$ pence each in the capital of National Grid
"National Grid Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder
"National Grid USA"	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid's US electricity operations
"New B Share"	the new B share of £1 in the capital of National Grid created pursuant to sub-clause 2.2.1 of the Scheme
"New National Grid"	New National Grid plc, which following implementation of the Scheme, will be the new holding company of National Grid
"New National Grid ADRs"	ADRs of New National Grid, evidencing New National Grid ADSs
"New National Grid ADSs"	ADSs of New National Grid, each of which will represent five New National Grid Shares
"New National Grid Articles"	the Articles of Association of New National Grid
"New National Grid Shareholders"	holders of New National Grid Shares
"New National Grid Share Plans"	the proposed new employee share plans summarised in section 10 of Part IV of this document and comprising the National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid

	Employee Trust 2002 and National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002
"New National Grid Shares"	ordinary shares of 10 pence each in the capital of New National Grid
"New National Grid Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of New National Grid to be issued to the Special Shareholder pursuant to the Scheme
"Niagara Mohawk"	Niagara Mohawk Holdings, Inc.
"Niagara Mohawk Group"	Niagara Mohawk and its subsidiary undertakings (and "member of the Niagara Mohawk Group" shall be construed accordingly)
"Niagara Mohawk Shareholders"	holders of Niagara Mohawk Shares
"Niagara Mohawk Shares"	shares of Niagara Mohawk common stock
"NYSE"	New York Stock Exchange, Inc.
"Official List"	the Official List of the UK Listing Authority
"Petition"	the petition to the Court to sanction the Scheme
"Proposed Directors"	William E. Davis and Dr Bonnie G. Hill
"Registrar of Companies"	the Registrar of Companies in Cardiff
"Remuneration Committee"	a committee of the Board comprised exclusively of Non-executive Directors responsible for reviewing the remuneration arrangements of Executive Directors and senior executives of the Group
"Rothschild"	N M Rothschild & Sons Limited
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Act set out in Part III of this document, in its original form or with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court
"Scheme ADSs"	all National Grid ADSs in issue at 4.00 p.m. (New York time) on the Scheme Record Date
"Scheme Circular"	this document dated 10 December 2001
"Scheme Effective Date"	the date and time at which an office copy of the Court Order is registered by the Registrar of Companies and the Scheme becomes effective, expected to be in early 2002
"Scheme EGM"	the extraordinary general meeting of National Grid Shareholders to be held at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) on 7 January 2002, including any adjournment thereof, notice of which is contained in Part V of this document
"Scheme Record Date"	the business day immediately preceding the Scheme Effective Date
"Scheme Shareholder"	a holder of Scheme Shares
"Scheme Shares"	(a) all National Grid Shares in issue at the date of the Scheme being 10 December 2001; (b) all (if any) additional National Grid Shares in issue 48 hours prior to the Court Meeting; and (c) all (if any) further National Grid Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for under the Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing to be bound by the Scheme

"SDRT"	stamp duty reserve tax
"SEC"	US Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"Special Shareholder"	the holder of the National Grid Special Share or the New National Grid Special Share, as the context so requires, being currently the Secretary of State
"Statutes"	the provisions of every statute for the time being in force concerning companies and affecting New National Grid
"Sterling" or "£"	the lawful currency for the time being in the UK
"Treaty"	the US-UK Income Tax Convention
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the United Kingdom Listing Authority
"UK Trust"	the Rules and Trust Deed of the National Grid Employee Share Ownership Plan 2002 (UK Plan)
"uncertificated" or "in uncertificated form"	recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Undertaking"	the consent to the Scheme and the undertaking to be bound by its terms executed by New National Grid in favour of National Grid and dated 10 December 2001
"US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"US dollars" or "$"	the lawful currency for the time being in the US
"US person"	a US person, as defined in Regulation S under the US Securities Act of 1933, as amended

National Grid

National Grid Group plc
15 Marylebone Road
London
NW1 5JD

10 December 2001

To National Grid Shareholders, holders of National Grid ADSs, the Special Shareholder and, for information only, to participants in the National Grid Share Schemes

Dear Shareholder,

Introduction of a new holding company to be effected by means of a scheme of arrangement

1. Introduction

You will recall that I wrote to you on 2 January 2001 to inform you of National Grid's proposed acquisition of Niagara Mohawk and to seek your approval of the Acquisition. Shareholders of both National Grid and Niagara Mohawk subsequently approved the Acquisition in January 2001 and I am pleased to be able to inform you that the Scheme and the Acquisition are on course for completion in early 2002.

As I explained to you in my earlier letter, the Acquisition will involve the formation of a new holding company for the Group, New National Grid, which will be introduced by means of a Court sanctioned scheme of arrangement. The Scheme is an important step towards completing the Acquisition and cannot be implemented without your support as it is subject to your approval at the Court Meeting and at the Scheme EGM, both of which will be held at Warwick Arts Centre, Coventry on 7 January 2002. In addition to requiring the approval of National Grid Shareholders, the Scheme is subject to the approval of the Court.

I am writing to you now to give you further details of the Scheme and to recommend that you vote in favour of the Scheme and the other resolutions being proposed at these shareholder meetings.

2. Effect of the Scheme

Upon the Scheme becoming effective, New National Grid will be the holding company of the Group, and all existing National Grid Shares will be cancelled and replaced with the same number of shares in New National Grid.

As a result, if you hold National Grid Shares you will receive the same number of shares, with the same economic and voting rights, in New National Grid as you previously held. If you are a holder of National Grid ADSs you will continue to hold the same number of ADSs, with the same economic rights in New National Grid, as you previously held. We are also taking this opportunity to bring the voting rights of the New National Grid ADSs into line with those of the New National Grid Shares by giving holders of New National Grid ADSs rights to attend, speak and vote at general meetings.

The National Grid Special Share, which is held by the UK Secretary of State for Trade and Industry, will also be cancelled as a result of the Scheme and replaced with the New National Grid Special Share, which has equivalent rights.

The Scheme has no impact on the management of your company and all of the existing Directors of National Grid, including myself, will continue as the Directors of New National Grid. Additionally, as I indicated in

Registered Office:
15 Marylebone Road
London
NW1 5JD

Registered in
England and Wales
No 2367004

January 2001, following completion of the Acquisition, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed as an Executive Director of New National Grid and Dr Bonnie G. Hill, a non-executive director of Niagara Mohawk, will join the New National Grid Board as a Non-executive Director.

Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and the current holding company, National Grid, will be renamed National Grid Holdings One plc.

3. Reasons for the Scheme

The terms of the Acquisition allow Niagara Mohawk Shareholders to elect to receive cash, New National Grid ADSs, or a mixture of both, in exchange for their Niagara Mohawk Shares. Under US tax legislation, Niagara Mohawk Shareholders would normally be liable to US tax in respect of the cash they receive. In addition, depending on their circumstances, they may be liable to US tax in respect of ADSs received because the cash portion of the purchase price will exceed, in aggregate, 20 per cent. of the total purchase price.

At the time the Acquisition was announced, National Grid agreed to pay approximately one-third in aggregate of the purchase price in cash and reserved the right to increase the aggregate cash portion of the purchase price if cash elections were received in excess of this amount. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. You should note that any increase in the aggregate cash portion of the purchase price will not affect the total purchase price paid to Niagara Mohawk Shareholders.

The Scheme allows National Grid the flexibility to set the aggregate cash portion of the purchase price at any level above 20 per cent. of the total purchase price as, under US tax legislation, the introduction of New National Grid as the new holding company of National Grid shortly before completion of the Acquisition should ensure that Niagara Mohawk Shareholders receive New National Grid ADSs in exchange for their Niagara Mohawk Shares on a tax-free basis.

4. Acquisition of Niagara Mohawk

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which we have received. The only material regulatory approval outstanding is that of the SEC. As noted above, the Acquisition is expected to complete in early 2002.

Under the terms of the Merger Agreement, if the Scheme does not become effective, the Acquisition can proceed using an alternative structure, to be agreed between National Grid and Niagara Mohawk, which substantially preserves the economic and tax benefits of the Acquisition for both parties and Niagara Mohawk Shareholders.

5. Action to be taken

Two meetings of National Grid Shareholders, the Court Meeting and the Scheme EGM, will be held on 7 January 2002 to seek approval of the Scheme and its implementation. Notices of the Court Meeting and the Scheme EGM are contained in Part V of this document. A summary of the resolutions to be proposed at the Court Meeting and the Scheme EGM is set out in section 13 of Part II of this document.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of National Grid Shareholder opinion. You are therefore urged, whether or not you propose to attend the meetings, to sign and return the enclosed Forms of Proxy, Card A for the Court Meeting and Card B for the Scheme EGM, as soon as possible.

Instructions on how to complete the Forms of Proxy and how to appoint a proxy using the internet are set out in section 16 of Part II of this document and on pages 63 and 64. If you would like any further help completing the Forms of Proxy please contact the National Grid Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone: 024 7642 3940, fax: 024 7642 3651, e-mail: *shareholder.enquiries@uk.ngrid.com*). Please note that this service will only provide procedural advice and not personal financial advice.

If you hold National Grid ADSs, you should complete the voting instruction card you have received in accordance with the instructions set out in section 16 of Part II of this document. For answers to any further questions you may have relating to the completion of the voting instruction card, you should contact The Bank of New York (telephone: 1-888-BNY-ADRs toll-free for calls inside the US).

6. Recommendation

The Board, which has been advised by Rothschild, considers the Scheme to be in the best interests of National Grid and its shareholders as a whole. In giving its advice, Rothschild has relied upon the Board's views of the commercial merits of the proposals. The Board also considers the resolutions to be proposed at the Scheme EGM to be in the best interests of National Grid and its shareholders as a whole.

The Board therefore unanimously recommends that holders of National Grid Shares vote, and that holders of National Grid ADSs instruct the Depositary to vote, in favour of the Scheme at the Court Meeting and in favour of each of the resolutions to be proposed at the Scheme EGM, as the Directors intend to do in respect of their own beneficial shareholdings which amount to 211,783 National Grid Shares in aggregate.

Yours sincerely,

James Ross
Chairman

EXPLANATION OF THE SCHEME AND ITS EFFECTS

(IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

N M ROTHSCHILD & SONS

10 December 2001

To National Grid Shareholders, holders of National Grid ADSs, the Special Shareholder and, for information only, to participants in the National Grid Share Schemes

Dear Shareholder,

Introduction of a new holding company to be effected by means of a scheme of arrangement

1. Introduction

On 5 September 2000, National Grid announced that it had signed a merger agreement under which National Grid would acquire Niagara Mohawk through the introduction of a new holding company for the Group, New National Grid, by means of a scheme of arrangement under section 425 of the Act. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001. We are writing to you on behalf of National Grid to explain the Scheme and its effects.

Implementation of the Scheme requires the approval of National Grid Shareholders at the Court Meeting and a special resolution to be passed at the Scheme EGM. Further explanation of the Court Meeting and the Scheme EGM is given in section 13 below. A description of the action you are recommended to take in relation to the two meetings is set out in section 16 below.

The reasons for introducing the new holding company are set out in the letter from the Chairman of National Grid in Part I of this document, which should be read together with this Part II. That letter contains the unanimous recommendation by the Board to vote in favour of the resolutions to be proposed at the Court Meeting and the Scheme EGM.

Once National Grid Shareholders have approved the Scheme at the Court Meeting and the Scheme EGM, the Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Scheme is that, when the Court Order is delivered to the Registrar of Companies and registered by him, all National Grid Shareholders are bound by the terms of the Scheme. The Special Shareholder has already consented to the Scheme and New National Grid has given its consent to the Scheme and an undertaking to be bound by the terms of the Scheme.

It is expected that the Scheme Effective Date will be in early 2002. Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and National Grid Group plc will be renamed National Grid Holdings One plc. It is expected that trading in the New National Grid Shares and the New National Grid ADSs arising from the Scheme will commence on the Scheme Effective Date.

The full text of the Scheme is set out in Part III of this document. The full text of each of the resolutions to be proposed at the Court Meeting and the Scheme EGM is set out in Part V of this document.

2. Summary of the Scheme

Under the Scheme, all the Scheme Shares and the National Grid Special Share will be cancelled on the Scheme Effective Date. Following this cancellation, the issued share capital of National Grid will be restored to its former nominal amount by applying the reserve arising in the books of National Grid, as a result of the cancellation of the Scheme Shares and the National Grid Special Share, to pay up the Capitalisation Shares and the New B Share in full. These shares will be issued to New National Grid (and/or its nominees) and will be created by the passing

N M Rothschild & Sons Limited
New Court, St. Swithin's Lane
London EC4P 4DU

Registered number 925279 England
Registered office as shown
Regulated by FSA

of Resolution 1 at the Scheme EGM. The New B Share will rank pari passu in all respects with the Capitalisation Shares.

In consideration of the cancellation of the Scheme Shares, Scheme Shareholders will receive:

For each Scheme Share cancelled	**One New National Grid Share**

In consideration of the cancellation of the National Grid Special Share, the Special Shareholder will have issued to her the New National Grid Special Share. No fractions of New National Grid Shares will arise under the Scheme.

While the National Grid Shares underlying the National Grid ADSs will be cancelled and replaced by New National Grid Shares under the Scheme, existing National Grid ADSs will automatically represent New National Grid ADSs. Accordingly, from the Scheme Effective Date, holders of Scheme ADSs will instead hold:

For each Scheme ADS (representing the right to receive five National Grid Shares)	**One New National Grid ADS (representing the right to receive five New National Grid Shares)**

Immediately after the Scheme Effective Date, National Grid Shareholders will hold the same number of New National Grid Shares and holders of National Grid ADSs will hold the same number of New National Grid ADSs as they held immediately prior to the Scheme Effective Date, in each case with the same economic rights.

The other rights attaching to the New National Grid Shares are substantially the same as those attaching to the existing National Grid Shares save for minor modifications which have been made to the National Grid Articles to reflect current practice. Similarly, the other rights attaching to the New National Grid ADSs are the same as those attaching to the existing National Grid ADSs save that the holders of New National Grid ADSs will be given similar voting rights to those of New National Grid Shareholders. The rights attaching to the New National Grid Special Share are substantially the same as those attaching to the existing National Grid Special Share save for amendments to reflect recent changes in the structure of the electricity supply industry in England and Wales. A summary of the principal differences between the New National Grid Articles and the National Grid Articles is set out in section 5 of Part IV of this document.

3. Reduction of the share capital of New National Grid

In order to obtain the desired tax treatment for National Grid Shareholders, the issued share capital of New National Grid immediately after the Scheme Effective Date must be the same as the issued share capital of National Grid immediately prior to the Scheme Effective Date. Accordingly, it is proposed that the shareholders of New National Grid (currently National Grid Nominees Limited and Fiona Smith, Group General Counsel and Company Secretary of National Grid) pass a special resolution approving the reduction of the entire issued share capital of New National Grid to nil. This reduction will also require confirmation by the Court. This confirmation will be sought at the same time as the Court is requested to sanction the Scheme. The reduction is intended to become effective immediately prior to the Scheme becoming effective.

4. Implementation of the Scheme

4.1 The Scheme will not become effective and binding unless:

(a) the Scheme is approved by National Grid Shareholders at the Court Meeting;

(b) Resolution 1 set out in the notice of Scheme EGM contained in Part V of this document is passed by National Grid Shareholders;

(c) the Special Shareholder consents to the Scheme at the Court Hearing;

(d) the Court confirms the reduction of the issued share capital of New National Grid to nil;

(e) the Scheme is sanctioned (with or without modification) and the cancellation of the Scheme Shares and the National Grid Special Share as part of the Scheme is confirmed by the Court at the Court Hearing;

(f) an office copy of the order of the Court confirming the reduction of New National Grid's share capital to nil is delivered to the Registrar of Companies and is registered by him;

(g) an office copy of the Court Order sanctioning the Scheme and confirming the reduction of National Grid's share capital to nil is delivered to the Registrar of Companies and is registered by him;

(h) the UK Listing Authority agrees to admit the New National Grid Shares issued pursuant to the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date;

(i) the London Stock Exchange agrees to admit the New National Grid Shares issued pursuant to the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and

(j) the NYSE indicates that it intends to authorise the listing of the New National Grid ADSs arising from the Scheme (upon official notice of issuance).

4.2 In addition, the Directors will not take the steps necessary to enable the Scheme to become effective unless, at the relevant time, they consider that the Scheme continues to be in the best interests of National Grid Shareholders as a whole and that the following conditions have been satisfied or waived:

(a) the Scheme is approved in writing by any regulatory body whose consent is required, or is considered by National Grid to be necessary;

(b) no regulatory body seeks, as a result of the transactions to be effected by the Scheme, any revocation of or modification to any licence, appointment or other authorisation held by any member of the National Grid Group, except on satisfactory terms; and

(c) no regulatory body seeks, as a result of the transactions to be effected by the Scheme, undertakings or assurances from any member of the National Grid Group, except on satisfactory terms.

In this section 4, "on satisfactory terms" means on terms which are satisfactory to National Grid and New National Grid and which would not, or would not reasonably be expected to, have, individually or in aggregate, a material adverse effect on the National Grid Group taken as a whole.

New National Grid has given its consent to the Scheme and an undertaking to be bound by the terms of the Scheme. The Court Hearing is expected to be held in early 2002. National Grid Shareholders will have the opportunity to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective, and dealings in the New National Grid Shares to be issued pursuant to the Scheme and in New National Grid ADSs arising from the Scheme will commence, in early 2002. If the Scheme has not become effective by 31 August 2002 (or such later date as the Court may allow), it will lapse, in which event the position of National Grid Shareholders, holders of National Grid ADSs and the Special Shareholder will remain unchanged.

The Scheme contains a provision for National Grid and New National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. National Grid has been advised that the Court would be unlikely to approve or impose any such amendment to the Scheme which might be material to the interests of Scheme Shareholders and/or the Special Shareholder unless National Grid Shareholders and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of National Grid Shareholders should be held or the further consent of the Special Shareholder should be sought. If the Court does approve or impose any amendment to the Scheme which, in the opinion of the Directors, is such as to require the consent of the National Grid Shareholders and/or the Special Shareholder (as appropriate), the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

5. Effect of the Scheme

The effect of the Scheme will be that Scheme Shareholders and holders of Scheme ADSs will have their respective interests in National Grid replaced by an equivalent proportionate interest in New National Grid (of which National Grid will be a wholly-owned subsidiary). Subject to the dilutive effect of the New National Grid ADSs subsequently issued to Niagara Mohawk Shareholders in connection with the Acquisition, any subsequent

exercise of options granted under the National Grid Share Schemes (see section 11 below) and the exchange of any Exchangeable Bonds, their proportionate interests in the profits, net assets and dividends of the National Grid Group will not be affected.

6. Changes to the National Grid Articles

Subject to the passing of Resolution 1 at the Scheme EGM, the National Grid Articles will be amended to ensure that any holders of National Grid Shares issued after the passing of Resolution 1, and prior to the confirmation by the Court of the reduction of capital of National Grid provided for under the Scheme, are issued subject to the terms of the Scheme. In addition, the amendment to the National Grid Articles provides that any National Grid Shares issued after the Scheme Effective Date, for example, upon exercise of options under the National Grid Share Schemes, will be transferred to New National Grid in consideration of the issue or transfer to such holder by New National Grid of New National Grid Shares on a one for one basis.

7. Directors

All of the Directors of National Grid have been appointed directors of New National Grid. The service agreement or letter of appointment (as appropriate) of each of the Directors will be novated from National Grid to New National Grid, with effect from the Scheme Effective Date. The effect of the Scheme on the interests of the Directors (details of which are set out in section 7 of Part IV of this document) is the same as its effect on the interests of other Scheme Shareholders.

8. Taxation

Clearances have been obtained from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988. Accordingly, UK resident National Grid Shareholders who hold their National Grid Shares beneficially and as an investment should not be treated as making a disposal of their National Grid Shares, or as receiving taxable income, under the Scheme. Further details of the tax position of UK resident shareholders is set out in section 12 of Part IV of this document. Further details of the tax position of US resident shareholders and holders of National Grid ADSs is set out in section 13 of Part IV of this document.

9. Listing, dealings, share certificates, ADS certificates and settlement

Applications have been made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in National Grid Shares will be the Scheme Record Date, which is expected to be in early 2002. The last time for registration of transfers of National Grid Shares will be 5.30 p.m. on the Scheme Record Date. It is expected that Admission will become effective and that dealings in the New National Grid Shares to be issued pursuant to the Scheme will commence at 8.00 a.m. on the Scheme Effective Date, the business day after the Scheme Record Date. Following receipt of the SEC approval of the Acquisition, the expected timetable will be finalised and National Grid Shareholders will be notified by announcement to the Regulatory News Service of the London Stock Exchange.

Application has been made to list the New National Grid ADSs arising from the Scheme on the NYSE under the symbol "NGG", the symbol currently used for National Grid ADSs. The last time for registration of transfers of National Grid ADSs is expected to be 4.00 p.m. (New York time) on the Scheme Record Date. It is expected that dealings will commence on the NYSE in the New National Grid ADSs arising from the Scheme at 9.30 a.m. (New York time) on the Scheme Effective Date.

On the Scheme Effective Date, share certificates for the Scheme Shares and the National Grid Special Share will cease to be valid. For Scheme Shareholders who hold their National Grid Shares in a CREST account, New National Grid Shares are expected to be credited to the relevant CREST accounts at 8.00 a.m. on the Scheme Effective Date. For those holding shares in certificated form, definitive certificates for the New National Grid Shares are expected to be despatched within ten business days after the Scheme Effective Date. Pending despatch of share certificates, transfers of New National Grid Shares will be certified by Lloyds TSB Registrars against the share register.

Existing National Grid ADSs will automatically represent New National Grid ADSs, and existing National Grid ADRs will automatically represent New National Grid ADRs, in each case on the Scheme Effective Date.

All mandates in force at 5.30 p.m. on the Scheme Record Date relating to payment of dividends on National Grid Shares and all instructions given relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to New National Grid in relation to the corresponding holdings of New National Grid Shares.

The Memorandum and Articles of Association of New National Grid are substantially the same as the existing Memorandum and Articles of Association of National Grid. Accordingly, the rights attaching to New National Grid Shares will, after the Scheme becomes effective, be substantially the same as the rights attaching to National Grid Shares.

It is proposed that those who hold an interest in New National Grid through New National Grid ADSs and who are registered in the books of the Depositary should have rights to attend, speak and vote at general meetings. Accordingly, the New National Grid Articles will enable the Depositary to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that holders of New National Grid ADSs will be able to vote on special and extraordinary resolutions, the New National Grid Articles will require such resolutions to be decided on a poll. All ordinary resolutions will continue to be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll.

The New National Grid Articles also give effect to the Electronic Communications Order, which allows for communication between companies and their shareholders by electronic means.

A summary of the principal differences between the New National Grid Articles and the existing National Grid Articles is set out in section 5 of Part IV of this document.

11. Employee share schemes

The sanction of the Scheme by the Court will have an effect on most awards made under the existing National Grid Share Schemes. In most cases, the employees holding such awards will have the choice of buying the National Grid Shares subject to their option during a prescribed period of time following the sanction of the Scheme by the Court, or exchanging their option for an equivalent option over New National Grid Shares. This is explained in further detail in section 9 of Part IV of this document.

As part of the implementation of the Scheme, National Grid Shareholders will be asked to approve an amendment to the National Grid Articles at the Scheme EGM which will ensure that employees who choose to exercise their options to acquire National Grid Shares after the Scheme Effective Date will receive the same number of New National Grid Shares.

Except as explained in section 9 of Part IV of this document, no further awards will be made under the existing National Grid Share Schemes after the Scheme Effective Date.

To provide incentives to executives and employees, and to align their interests with those of the shareholders, it is proposed that New National Grid adopts the New National Grid Share Plans that will operate over New National Grid Shares. The approval of National Grid Shareholders to the New National Grid Share Plans is being sought at the Scheme EGM to comply with best practice.

The proposed New National Grid Share Plans, the key features of which are summarised in section 10 of Part IV of this document, broadly replicate the existing National Grid Share Schemes. The Remuneration Committee has reviewed total remuneration arrangements and developments in both market practice and best practice (for example, the revision of the Association of British Insurers' guidelines), which are reflected in the New National Grid Share Plans. The most significant changes are:

(a) under the proposed Executive Share Option Plan 2002, in response to market practice, particularly in the US, the limit on the maximum size of an award which may be granted to an individual in any twelve-month period has been increased from 1.5 times salary to 3 times salary (or more if the Remuneration Committee concludes that it is necessary to make larger grants, for example, in the case of new executives and employees). However, in determining the size of any grants, the Remuneration Committee will continue to have regard to grant levels in comparable companies and to evolving best practice. It has no current intention to exceed the 1.5 times salary limit contained in the existing Executive Share Option Plan 2000 in respect of grants for UK-based executives;

(b) the proposed Executive Share Option Plan 2002 includes flexibility to grant options subject to pre-grant performance conditions rather than pre-exercise conditions, as recently endorsed by the Association of British Insurers. While the Remuneration Committee has no current intention of utilising this flexibility, it will monitor evolving best practice in this regard in deciding whether it becomes appropriate to do so and will liaise with the Association of British Insurers before utilising such flexibility; and

(c) While the main features of the proposed Share Matching Plan 2002 remain the same as the existing Share Matching Scheme (1996), the detailed drafting of the plan has been revised to permit the more efficient operation of the plan and also to permit the Incentive Compensation Plan, which is currently operated as a separate plan for US executives, to be integrated into the Share Matching Plan 2002.

12. Overseas shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If New National Grid is advised that the issue of New National Grid Shares in respect of any overseas shareholder would infringe the laws of any jurisdiction outside the UK, or would require New National Grid to observe any governmental or other consent or any registration, filing or other formality, the Scheme provides that New National Grid may determine that the New National Grid Shares to which such overseas shareholder would otherwise be entitled shall be issued to a nominee appointed by New National Grid and then sold, with the net proceeds of sale being remitted to the overseas shareholder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme. For additional information relating to the UK tax consequences of the Scheme, see section 8 above. For summaries of the UK and US taxation consequences of a holding of New National Grid Shares or New National Grid ADSs, see sections 12 and 13 respectively, of Part IV of this document.

13. Consents and meetings

13.1 Special Shareholder consent

The Special Shareholder has consented to the establishment of a new holding company of National Grid to be effected by way of the Scheme. The consent of the Special Shareholder to the Scheme is required at the Court Hearing. She has agreed to provide her consent at the Court Hearing and to undertake to be bound by the terms of the Scheme.

13.2 Court Meeting

The Court Meeting has been convened for 11.00 a.m. on 7 January 2002, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, approve the Scheme.

Your attention is drawn to the notice of Court Meeting contained in Part V of this document, which includes a note explaining the resolution.

At the Court Meeting voting will be by poll and each National Grid Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each National Grid Share held. The statutory majority required to approve the Scheme at the Court Meeting is a simple majority in number of the National Grid Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. of the number of National Grid Shares held by such National Grid Shareholders.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of National Grid Shareholder opinion. National Grid Shareholders are therefore urged to return the completed Forms of Proxy as soon as possible. Details of the action you should take and instructions on completing the Forms of Proxy are given in section 16 below and on pages 63 and 64.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

13.3 Scheme EGM

The Scheme EGM has also been convened for 7 January 2002 (the same date as the Court Meeting) at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting), at which meeting, or at

any adjournment thereof, National Grid Shareholders will consider and, if thought fit, pass the resolutions set out in the notice of Scheme EGM.

Your attention is drawn to the notice of Scheme EGM contained in Part V of this document, which includes notes explaining each of the resolutions.

The resolutions to be proposed at the Scheme EGM are for the following business:

Resolution 1:

To approve:

(a) the Scheme;

(b) the cancellation of the Scheme Shares and the National Grid Special Share;

(c) the increase in the share capital of National Grid to its former amount by the creation of the New B Share and the Capitalisation Shares to be issued to New National Grid;

(d) the allotment of the New B Share and the Capitalisation Shares by the Directors; and

(e) alterations to the National Grid Articles to ensure that:

    (i) any National Grid Shares issued after the passing of Resolution 1 and prior to the confirmation by the Court of the reduction of capital of National Grid provided for under the Scheme are issued subject to the Scheme; and

    (ii) any National Grid Shares issued after the Scheme Effective Date are transferred to New National Grid in consideration for the issue or transfer to such holders by New National Grid of New National Grid Shares on a one for one basis.

Subject to the resolution being passed, these alterations to the National Grid Articles will take effect whether or not the Scheme becomes effective. The authority to allot National Grid Shares granted to the Directors by this resolution will lapse on the date of the Annual General Meeting of the Company in 2002.

Resolution 2:

To change the name of National Grid to "National Grid Holdings One plc", conditional on the Scheme becoming effective.

In order to pass each of Resolutions 1 and 2 not less than 75 per cent. of the votes cast by National Grid Shareholders must be in favour. On a show of hands each National Grid Shareholder present in person (but not by proxy) will have one vote and on a poll each National Grid Shareholder present in person or by proxy will have one vote for each National Grid Share held.

Resolutions 3 – 10:

To approve the New National Grid Share Plans and to authorise the Directors of New National Grid to do all acts and things as may be necessary to bring them into effect.

Resolution 11:

To authorise each of National Grid and National Grid Company to make donations and incur expenditure which would otherwise be prohibited by the Political Parties, Elections and Referendum Act 2000, which came into force earlier this year.

National Grid does not currently make donations to political parties, nor will New National Grid do so without the specific approval of its shareholders. For an explanation of the background to, and reasons for, this Resolution, you are referred to the explanatory note to Resolution 11 set out on pages 61 and 62 of this document.

In order to pass each of Resolutions 3 to 11 more than 50 per cent. of the votes cast by National Grid Shareholders must be in favour. On a show of hands each National Grid Shareholder present in person (but not by proxy) will have one vote and on a poll each National Grid Shareholder present in person or by proxy will have one vote for each National Grid Share held.

14. Authorities relating to New National Grid

By resolutions of New National Grid passed on 7 December 2001, the authorised share capital of New National Grid was increased by £1 by the creation of the New National Grid Special Share and, conditional on the Scheme becoming effective, the Directors of New National Grid were authorised to issue and allot the New National Grid Special Share and New National Grid Shares, and to make purchases of New National Grid's own ordinary shares.

Following completion of the Scheme and the Acquisition, the Directors of New National Grid will have authority to issue and allot up to approximately one-third of the nominal amount of the then issued share capital. The Directors of New National Grid have no present intention of issuing shares except pursuant to the Scheme, the Acquisition, on the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans and in connection with the Exchangeable Bonds.

For additional information on the authorities relating to New National Grid's share capital which have been granted, see section 3 of Part IV of this document.

The resolutions passed on 7 December 2001 also approved the adoption of the New National Grid Articles and conferred an authority to the same effect as Resolution 11 to be proposed at the Scheme EGM.

15. Listing Particulars

A copy of the Listing Particulars relating to New National Grid prepared in accordance with the Listing Rules has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the Financial Services and Markets Act 2000. The Listing Particulars are available on the National Grid website at *www.nationalgrid.com/uk/investors/niagaramohawkLP.pdf* and copies are available, free of charge, by application to the National Grid Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone: 024 7642 3940, fax: 024 7642 3651, e-mail: *shareholder.enquiries@uk.ngrid.com*) at any time prior to Completion. A copy of the Listing Particulars may also be obtained from the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU and may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the Document Viewing Facility, UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Completion. A copy will also be available for inspection at the Court Meeting and the Scheme EGM.

16. Action to be taken

National Grid Shareholders will find enclosed with this document two Forms of Proxy as follows:

(a) Card A which is to be used for the Court Meeting; and

(b) Card B which is to be used for the Scheme EGM.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of National Grid Shareholder opinion. National Grid Shareholders are therefore urged to return the completed Forms of Proxy as soon as possible. Further instructions on completing the Forms of Proxy are given on pages 63 and 64.

Therefore, whether or not you propose to attend the meetings in person, you are requested, if you hold National Grid Shares, to complete and return both Forms of Proxy. Completed Forms of Proxy should be returned to the Registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY as soon as possible and in any case so as to be received by Lloyds TSB Registrars no later than 11.00 a.m. on 5 January 2002 for the Court Meeting and 11.15 a.m. on 5 January 2002 for the Scheme EGM. The return of the Forms of Proxy will not prevent you from attending either of the meetings and voting in person if you wish. In each case, the Forms of Proxy should be completed in accordance with the instructions set out at the end of this document.

The Form of Proxy in respect of the Court Meeting (Card A) may also be handed to the Chairman at the Court Meeting before the start of the meeting. However, in the case of the Scheme EGM, the relevant Form of Proxy (Card B) will be invalid unless it is lodged so as to be received no later than 11.00 a.m. on 5 January 2002.

The Forms of Proxy can be revoked or amended at any time up to 11.15 a.m. on 5 January 2002 (in the case of Card B for the Scheme EGM) or the start of the meeting (in the case of Card A for the Court Meeting).

If you wish to amend or revoke your Form(s) of Proxy after you have returned them to Lloyds TSB Registrars, you should contact Lloyds TSB Registrars at the address given above.

You may, if you wish, register the appointment of a proxy for the Court Meeting and/or the Scheme EGM electronically, by logging on to the website at *www.sharevote.co.uk.* Alternatively, if you have registered for a Shareview portfolio, you may appoint a proxy by logging on to the website at *www.shareview.co.uk* and clicking on "Company Meetings". In each case, you will need your Voting Reference Numbers (the three 8-digit numbers printed on the Forms of Proxy). To register the appointment of a proxy for the Court Meeting, you will need to use the Voting Reference Numbers on the Form of Proxy for the Court Meeting (Card A). To register the appointment of a proxy for the Scheme EGM, you will need to use the Voting Reference Numbers on the Form of Proxy for the Scheme EGM (Card B). In order to register the appointment of a proxy for both meetings, you must log on separately using each set of Voting Reference Numbers. Full details of the procedures are given on the websites. If you wish to use the internet, the proxy appointments and voting instructions must be received by Lloyds TSB Registrars not later than 11.00 a.m. on 5 January 2002 for the Court Meeting and 11.15 a.m. on 5 January 2002 for the Scheme EGM. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

The use of Lloyds TSB Registrars' internet proxy appointment and voting instruction service (the "Internet Service") in connection with the Court Meeting and the Scheme EGM, is governed by Lloyds TSB Registrars' conditions of use of this service. These conditions are legally binding.

When the Voting Reference Number is entered and the icon "GO" is clicked the user will be deemed to confirm that he:

(a) is registering to use the Internet Service;

(b) has the right to vote his National Grid Shares; and

(c) has read, understood and agreed to be bound by the conditions of use.

Material particulars of the conditions governing the use of the Internet Service are set out in section 14 of Part IV of this document. The conditions are set out in full on the website at *www.sharevote.co.uk*, and may be read by logging on to that site and entering the Voting Reference Numbers printed on either Form of Proxy.

A holder of National Grid ADSs should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by its National Grid ADSs and return the voting instruction card to The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as soon as possible and in any event to be received by no later than 5.00 p.m. (New York time) on 3 January 2002. If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

The voting instruction card can be revoked or amended at any time up to 5.00 p.m. (New York time) on 3 January 2002. If you wish to revoke or amend your voting instruction card after you have returned it to The Bank of New York, you should contact The Bank of New York at the address given above.

17. Further information

Your attention is drawn to the letter from your Chairman on pages 9 to 11 of this document and the additional information set out in Part IV of this document, all of which form part of this Explanatory Statement. Your attention is also drawn to the Scheme which is set out in full in Part III of this document.

Yours very truly,
for and on behalf of
N M Rothschild & Sons Limited

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 7240 of 2001

IN THE MATTER OF NATIONAL GRID GROUP PLC

AND IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(UNDER SECTION 425 OF THE COMPANIES ACT 1985)
BETWEEN
NATIONAL GRID GROUP PLC
AND
THE HOLDERS OF THE SCHEME SHARES (as hereinafter defined)
AND
THE HOLDER OF THE NATIONAL GRID SPECIAL SHARE (as hereinafter defined)

1. Preliminary

1.1 In this Scheme, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

"Act"	means the Companies Act 1985, as amended;
"business day"	means any day other than a Saturday or Sunday on which banks are generally open for business in England and Wales;
"Court"	means the High Court of Justice of England and Wales;
"Court Hearing"	means the hearing of the Petition by the Court;
"Court Meeting"	means the meeting of holders of National Grid Shares convened by direction of the Court pursuant to section 425 of the Act for 11.00 a.m. on 7 January 2002, to consider and, if thought fit, approve this Scheme, including any adjournment thereof;
"CREST"	means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);
"CRESTCo"	means CRESTCo Limited;
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as from time to time amended;
"holder"	includes any person entitled by transmission;
"National Grid"	means National Grid Group plc;
"National Grid Shares"	means ordinary shares of $11\frac{13}{17}$ pence each in the capital of National Grid;
"National Grid Special Share"	means the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder;
"New National Grid"	means New National Grid plc;
"New National Grid Shares"	means ordinary shares of 10 pence each in the capital of New National Grid;
"New National Grid Special Share"	means the special rights non-voting redeemable preference share of £1 in the capital of New National Grid to be held by the Special Shareholder;
"Petition"	means the petition to the Court to sanction the Scheme;
"Scheme Effective Date"	means the date and time on which this Scheme becomes effective in accordance with clause 8 of this Scheme;

"Scheme Record Date"	means the business day immediately preceding the Scheme Effective Date;
"Scheme Shareholder"	means a holder of Scheme Shares;
"Scheme Shares"	means: (a) all National Grid Shares in issue at the date of this Scheme; (b) all (if any) additional National Grid Shares in issue 48 hours prior to the Court Meeting; and (c) all (if any) further National Grid Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for under this Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing to be bound by this Scheme;
"Special Shareholder"	means the Secretary of State for Trade and Industry, the holder of the National Grid Special Share;
"this Scheme"	means this scheme of arrangement in its present form or with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court; and
"uncertificated" or "in uncertificated form"	means recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST.

1.2 The authorised share capital of National Grid as at the date of this Scheme is £250,000,001 divided into 2,500,000,000 National Grid Shares, of which 1,486,906,935 have been issued and are fully paid up (and the remainder are unissued), and one National Grid Special Share which has been issued and is fully paid up.

1.3 New National Grid was incorporated as a private limited company on 11 July 2000 under the name Intercede 1610 Limited. Its name was changed on 30 August 2000 to New National Grid Limited and it was re-registered as a public limited company on 29 November 2000. The authorised share capital of New National Grid at the date of this Scheme is £250,000,001 divided into 2,500,000,000 New National Grid Shares, of which 500,000 have been issued and are paid up as to one-quarter (and the remainder are unissued) and the New National Grid Special Share which has not been issued.

1.4 The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the National Grid Special Share and the issue of new National Grid Shares and one new B share of £1 to New National Grid in consideration of the allotment by New National Grid of New National Grid Shares to the Scheme Shareholders and of the New National Grid Special Share to the Special Shareholder.

1.5 New National Grid has given its written consent to this Scheme and has given a written undertaking to be bound by its terms. The Special Shareholder has agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to be bound by its terms.

2. Cancellation of National Grid share capital

2.1 The share capital of National Grid shall be reduced to nil by cancelling the Scheme Shares and the National Grid Special Share.

2.2 Forthwith and contingently upon the reduction of the share capital of New National Grid in issue immediately prior to the Scheme Effective Date and the reduction of share capital pursuant to sub-clause 2.1 taking effect:

2.2.1 the authorised share capital of National Grid shall be increased to its former amount by the creation of one new B share of £1 and such number of new National Grid Shares as shall together be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled in accordance with sub-clause 2.1; and

2.2.2 National Grid shall apply the credit arising in its books of account on the reduction of capital pursuant to sub-clause 2.1, in paying up, in full at par, the new B share of £1 and the new National Grid Shares created pursuant to sub-clause 2.2.1 and shall allot and issue the same, credited as fully paid, to New National Grid and/or its nominee(s).

2.3 The new B share of £1 in the capital of National Grid to be created pursuant to sub-clause 2.2.1 shall rank pari passu with the new National Grid Shares to be created pursuant to sub-clause 2.2.1.

3. New National Grid Shares and the New National Grid Special Share

3.1 In consideration of the cancellation of the Scheme Shares and the National Grid Special Share and the issue of the new B share of £1 and the new National Grid Shares to New National Grid and/or its nominee(s) pursuant to clause 2 of this Scheme, New National Grid shall (subject to the provisions of sub-clause 3.3):

3.1.1 allot and issue (credited as fully paid) New National Grid Shares to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held at 5.30 p.m. on the Scheme Record Date; and

3.1.2 allot and issue (credited as fully paid) the New National Grid Special Share to the Special Shareholder.

3.2 The New National Grid Shares to be issued pursuant to sub-clause 3.1.1 shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Date on the ordinary share capital of New National Grid.

3.3 The provisions of sub-clause 3.1 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the UK ("overseas shareholder"), New National Grid is advised that the allotment and issue of New National Grid Shares pursuant to this clause 3 may infringe the laws of any jurisdiction outside the UK or may require New National Grid to observe any governmental or other consent or any registration, filing or other formality, then New National Grid may determine that no New National Grid Shares shall be allotted or issued to such overseas shareholder under this clause 3, but shall instead be allotted to a nominee appointed by New National Grid, as a trustee for such overseas shareholder, on terms that the nominee shall, as soon as practicable following the Scheme Effective Date, sell the New National Grid Shares so allotted at the best price which can reasonably be obtained and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including value added tax, payable thereon) by sending a cheque or warrant to such overseas shareholder in accordance with the provisions of clause 4 below. None of National Grid, New National Grid, any nominee referred to in this sub-clause 3.3 or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

4. Certificates and payment

4.1 Not later than ten (10) business days after the Scheme Effective Date, New National Grid shall send by post to the allottees of the New National Grid Shares and to the allottee of the New National Grid Special Share allotted and issued pursuant to clause 3 of this Scheme certificates in respect of such shares. Where Scheme Shares are held in uncertificated form, New National Grid will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder his entitlement to New National Grid Shares.

4.2 Not later than ten (10) business days following the sale of any relevant New National Grid Shares pursuant to sub-clause 3.3, New National Grid shall procure that the nominee shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

4.3 All certificates required to be sent by New National Grid pursuant to sub-clause 4.1 and all cheques or warrants required to be sent pursuant to sub-clause 4.2 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of National Grid at 5.30 p.m. on the Scheme Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of National Grid prior to 5.30 p.m. on the Scheme Record Date.

4.4 None of National Grid, New National Grid, any nominee referred to in sub-clause 3.3 or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 4.

4.5 The preceding sub-clauses of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5. Certificates representing Scheme Shares and the National Grid Special Share

With effect from and including the Scheme Effective Date, all certificates representing holdings of Scheme Shares and the National Grid Special Share shall cease to be valid in respect of such holdings.

6. Mandates

Each mandate in force at 5.30 p.m. on the Scheme Record Date relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from National Grid shall, unless and until varied or revoked, be deemed as from the Scheme Effective Date to be a valid and effective mandate or instruction to New National Grid in relation to the corresponding New National Grid Shares to be allotted and issued pursuant to this Scheme.

7. Professional Fees

National Grid shall pay and discharge all of the debts and liabilities of National Grid and of New National Grid to their professional advisers which have been incurred or will be incurred in connection with this Scheme and with the reduction of capital of New National Grid.

8. Scheme Effective Date

This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Act and confirming the reduction of capital proposed under this Scheme under section 137 of the Act shall have been duly delivered to the Registrar of Companies for registration and registered by him.

9. Lapse

Unless this Scheme shall have become effective on or before 31 August 2002 or such later date, if any, as the Court may allow, it shall lapse.

10. Modification

National Grid and New National Grid may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated the 10th day of December 2001

ADDITIONAL INFORMATION

1. Introduction

1.1 Overview of National Grid Group

National Grid Group is an international network business. Its principal activities are the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 1.7 million customers in the north-eastern US. The Group also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is developing an interconnector in Australia. It has interests in transmission networks in Argentina and Zambia with joint venture partners.

The Group's telecommunications interests comprise its 32.6 per cent. economic interest in Energis plc, wholly-owned infrastructure businesses in the UK and US and joint ventures in Poland and Latin America.

1.2 Acquisition of Niagara Mohawk and the Scheme

The Group is currently in the process of completing the acquisition of Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State. Its electricity customer base, at more than 1.5 million customers, is similar in size to that of National Grid USA. It also has over 0.5 million retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers. Niagara Mohawk's electricity system is interconnected with that of National Grid USA and consists of over 9,000 miles of transmission lines and 41,000 miles of distribution lines. Shareholders of both National Grid and Niagara Mohawk approved the Acquisition in January 2001.

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which have been received. The only material regulatory approval outstanding is that of the SEC. The Acquisition is expected to complete in early 2002, prior to which National Grid will carry out a corporate reorganisation by way of the Scheme. Under the Scheme, New National Grid will become the holding company of National Grid.

2. Incorporation and activity of New National Grid

2.1 New National Grid was originally incorporated and registered in England and Wales under the Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re-registered as a public limited company, New National Grid plc, on 29 November 2000. The principal legislation under which New National Grid operates is the Act and the regulations made thereunder.

2.2 The registered office of New National Grid is at 15 Marylebone Road, London NW1 5JD.

2.3 New National Grid has entered into the Merger Agreement, the Financing Documents, the Exchangeable Bonds Trust Deed, the Undertaking, the service agreement with William E. Davis described in section 6.5 below and an agreement dated 10 December 2001 between New National Grid, National Grid and Rothschild, whereby New National Grid has appointed Rothschild to act as its sponsor in connection with Admission. New National Grid has established a wholly-owned subsidiary, Grid Delaware, Inc. A copy of the audited accounts for New National Grid for the period from incorporation to 31 March 2001 has been filed with the Registrar of Companies.

3. Share capital

3.1 The authorised, issued and fully paid share capital of New National Grid as at the date of this document is as follows:

Authorised Number	Authorised Amount		Issued Number	Issued Amount
2,500,000,000	£250,000,000	New National Grid Shares	500,000[(1)]	£50,000
1	£1	New National Grid Special Share	—	—

Note:

(1) The 500,000 New National Grid Shares have been issued and are paid up as to one-quarter. National Grid Nominees Limited holds 499,990 New National Grid Shares and Fiona Smith, Group General Counsel and Company Secretary of National Grid, holds 10 New National Grid Shares as nominee for National Grid Nominees Limited. Subject to the sanction of the Court, these New National Grid Shares will be cancelled immediately prior to the Scheme becoming effective.

3.2 On incorporation, New National Grid had an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one ordinary share of £1 was issued. By a resolution of New National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of £1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to £250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 New National Grid Shares were issued to National Grid Nominees Limited.

3.3 By resolutions of New National Grid passed on 7 December 2001:

3.3.1 the authorised share capital of New National Grid was increased from £250,000,000 to £250,000,001 by the creation of the New National Grid Special Share;

3.3.2 the directors of New National Grid were generally and unconditionally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £200,000,000 in respect of allotments of relevant securities in connection with: (a) the Scheme; (b) the Acquisition; and (c) the exchange of any of the Exchangeable Bonds, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, provided that New National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of New National Grid may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

3.3.3 conditional on the Scheme becoming effective, the directors of New National Grid were generally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £66,666,666 provided always that following implementation of the Scheme, the authority conferred by this section 3.3.3 shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of New National Grid in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, provided that New National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of New National Grid may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

3.3.4 conditional on the Scheme becoming effective and pursuant to the general authority granted to the directors of New National Grid by the resolution referred to in section 3.3.3 above, the directors of New National Grid were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment provided that such power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares deemed to be held by them, subject to such exclusions or other arrangements as the directors of New National Grid may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(ii) the allotment, otherwise than pursuant to section 3.3.4 (i) above, of equity securities for cash up to an aggregate nominal value of £10,000,000 provided always that the authority conferred by this section 3.3.4(ii) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of New National Grid in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion.

This power shall expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date except that the directors of New National Grid shall be entitled, at any time prior to the expiry of this power, to make any offer or agreement which would or might require equity securities to be allotted after such expiry and to allot equity securities in accordance with such offer or agreement as if the power conferred hereby had not expired; and

3.3.5 conditional on the Scheme becoming effective, the directors of New National Grid were generally authorised to make market purchases (as defined in section 163(3) of the Act) of up to 200,000,000 New National Grid Shares provided always that the authority conferred by this section 3.3.5 shall be limited to the market purchase of such number of New National Grid Shares as shall be equal to or less than 10 per cent. of the number of New National Grid Shares in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion, at a price not less than 10 pence per New National Grid Share nor more than a price per New National Grid Share of 105 per cent. of the average of the middle market quotation for a New National Grid Share according to the Daily Official List for the five business days before the purchase is made, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, except that New National Grid may enter into a contract to purchase such New National Grid Shares which would or might be completed wholly or partly after such expiry.

3.4 Under the Scheme, New National Grid will issue New National Grid Shares, credited as fully paid, to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held and will issue the New National Grid Special Share to the Special Shareholder. Accordingly, the proposed authorised, issued and fully paid share capital of New National Grid immediately before completion of the Acquisition will be as follows:

Authorised Number	Authorised Amount		Issued Number	Issued Amount
2,500,000,000	£250,000,000	New National Grid Shares	1,486,906,935	£148,690,693.50
1	£1	New National Grid Special Share	1	£1

Note: The table set out above assumes no issues of shares by New National Grid or National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme.

3.5 Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing £:$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion. Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. Assuming this level of cash consideration, a price of 435.5 pence and an exchange rate of £1:$ 1.432 (being the Closing Price and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document) the maximum number of New National Grid Shares which could be issued pursuant to the Acquisition is 312,238,507.

However, under the terms of the Merger Agreement, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the aggregate cash portion of the purchase price. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Assuming that the aggregate cash portion of the price paid represents 50 per cent. of the total consideration, a price of 435.5 pence and an exchange rate of £1:$1.432 (being the Closing Price and Exchange Rate on 7 December 2001, the latest

practicable date prior to the publication of this document), the authorised, issued and fully paid share capital of New National Grid immediately following completion of the Acquisition will be as follows:

Authorised Number	Authorised Amount		Issued Number	Issued Amount
2,500,000,000	£250,000,000	New National Grid Shares	1,724,403,787	£172,440,378.70
1	£1	New National Grid Special Share	1	£1

Note: The table set out above also assumes no issues of shares by New National Grid, National Grid or Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme and the Acquisition.

No fractions of New National Grid ADSs will be issued in connection with the Acquisition. Niagara Mohawk Shareholders who would otherwise have been entitled to receive a fraction of a New National Grid ADS under the terms of the Acquisition will receive cash in lieu of such fraction.

3.6 Other than pursuant to (i) the Scheme; (ii) the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans; (iii) the Exchangeable Bonds; and (iv) the Acquisition, New National Grid has no intention of issuing any of its authorised unissued share capital and no issue of New National Grid Shares will be made which will effectively alter control of New National Grid without the prior approval of shareholders in general meeting.

3.7 Save as disclosed in this section 3: (i) there has been no issue of share or loan capital of New National Grid since its incorporation; and (ii) no share or loan capital of New National Grid is under option or agreed to be put under option.

3.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New National Grid.

3.9 The New National Grid Shares to be issued pursuant to the Scheme and the Acquisition have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.10 The New National Grid Shares to be issued pursuant to the Scheme and the Acquisition will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Shares.

3.11 The trustee of the National Grid Qualifying Employee Share Ownership Trust has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any New National Grid Shares held in the National Grid Qualifying Employee Share Ownership Trust. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any New National Grid Shares held in that trust. The trustees of each of the National Grid Qualifying Employee Share Ownership Trust (No. 2), the National Grid Employee Trust 2001 and the UK Trust, in respect of unallocated shares, have agreed to waive any dividends per share due, or to become due, on any New National Grid Shares held in those trusts.

4. Substantial shareholdings

4.1 In so far as is known to National Grid, as at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid's issued ordinary share capital:

Shareholder	Percentage of issued National Grid Shares
The Capital Group Companies, Inc.	7.05
Prudential Corporation plc	3.96
Deutsche Bank AG(1)	3.86
HSBC Investment Bank plc(1)	3.72
Credit Suisse First Boston Equities Limited(1)	3.36

Note:

(1) National Grid has been notified that HSBC Investment Bank plc, in respect of 3.70 per cent., Deutsche Bank AG in respect of 3.80 per cent. and Credit Suisse First Boston Equities Limited in respect of its total holding had each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group retains an economic exposure to 10.86 per cent. of issued National Grid Shares.

Save as disclosed in this section 4, the Directors are not aware of any interest which as at 6 December 2001 represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of New National Grid following completion of the Acquisition, assuming that:

(i) the aggregate cash portion of the purchase price for the Acquisition represents 50 per cent. of the total consideration and all Niagara Mohawk Shareholders receive 50 per cent. of the consideration due to them in the form of New National Grid ADSs;

(ii) the price per National Grid Share used to calculate the Acquisition consideration is 435.5 pence (being the Closing Price on 7 December 2001, the latest practicable date prior to the publication of this document);

(iii) the Exchange Rate is £: $1.432 (being the Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document);

(iv) there is no increase in the issued share capital of National Grid or in New National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document) save in connection with implementation of the Scheme and the Acquisition;

(v) there is no increase in the issued share capital of Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document);

(vi) there are no dealings in National Grid Shares or New National Grid Shares after 7 December 2001 (being the latest practicable date prior to the publication of this document); and

(vii) the shareholdings in Niagara Mohawk are the same as at 30 September 2001 (being the latest date on which the top 50 shareholdings in Niagara Mohawk were published):

Shareholder	**Percentage of issued New National Grid Shares**
The Capital Group Companies, Inc.	7.60
Prudential Corporation plc	3.42
Deutsche Bank AG(1)	3.45
HSBC Investment Bank plc(1)	3.30
Credit Suisse First Boston Equities Limited(1)	3.05

Note:

(1) HSBC Investment Bank plc, in respect of 3.19 per cent., Deutsche Bank AG in respect of 3.28 per cent. and Credit Suisse First Boston Equities Limited, in respect of 2.90 per cent., have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group is expected to have an economic exposure to 9.37 per cent. of issued New National Grid Shares.

5. Summary of the principal differences between the New National Grid Articles and the National Grid Articles

The principal differences between the New National Grid Articles and the National Grid Articles are explained below. A copy of the New National Grid Articles and of the National Grid Articles will be available for inspection as referred to in section 16 below. A copy of the National Grid Articles (including amendments proposed to be made at the Scheme EGM) will also be available during, and for at least 15 minutes prior to, the Scheme EGM.

5.1 New National Grid Special Share

This Article reflects changes in the structure of the electricity supply industry in England and Wales since the flotation of National Grid in 1995 and in particular the introduction of new electricity trading arrangements introduced in March 2001. For example, the "Pool", which used to be the electricity trading market, no longer exists and accordingly references to "Pool Members", as used in relation to the definition of "Restricted Person", have been replaced by references to persons who are bound by the Balancing and Settlement Code.

5.2 CREST

The New National Grid Articles expressly permit shares to be held in uncertificated form in accordance with the CREST Regulations and the rules of CREST (the electronic settlement system).

5.3 Electronic communications

Following various amendments to company law as a result of the Electronic Communications Order, formal electronic communication with shareholders became legally possible. The Electronic Communications Order provides that where there is agreement between New National Grid and the shareholder(s) concerned, the annual report and accounts and notices of meetings may be sent to shareholders electronically, or New National Grid may publish the relevant documents on a website and send a notice by electronic means informing shareholders that these documents are available. The Electronic Communications Order also allows a shareholder to appoint a proxy by electronic means. Provisions have been included in the New National Grid Articles to give effect to the Electronic Communications Order.

In accordance with the Electronic Communications Order, New National Grid will only communicate electronically with those shareholders who specifically elect for electronic communications.

5.4 Number of directors to retire

This Article relates to the number of directors to retire from office by rotation and requires that all directors shall retire by rotation at least every three years, in accordance with corporate governance best practice.

5.5 Removal of interim privatisation arrangements

Articles 1 ("Definitions") and 56 ("Limitations on Shareholdings") in the New National Grid Articles do not contain references to certain interim arrangements originally included in the National Grid Articles in relation to the flotation of National Grid.

5.6 ADS holders

The New National Grid Articles allow ADS holders to attend, speak and vote at general meetings. Accordingly, the Depositary will be able to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies appointed by the Depositary will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that ADS holders will be able to vote on special and extraordinary resolutions, the New National Grid Articles require such resolutions to be decided on a poll. All ordinary resolutions will be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll. The Board, when declaring a Sterling dividend, can elect to pay dividends to the Depositary in US dollars.

6. Directors, Secretary and Proposed Directors of New National Grid

6.1 Directors and Secretary

The Directors and their functions are set out below:

Name	Function
James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box	Group Finance Director
Richard Paul Sergel	Group Director, North America
Steven John Holliday	Group Director, UK and Europe
Edward Morrison Astle	Group Director, Telecommunications
Robert Frederick William Faircloth	Non-executive Director
John Albert Martin Grant	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds	Non-executive Director

The business address of each of the Directors is 15 Marylebone Road, London NW1 5JD, with the exceptions of Richard Sergel and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582.

Fiona Smith is Group General Counsel and Company Secretary of New National Grid.

6.2 Proposed Directors

It is proposed that, following Completion, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years from Completion to help ensure a smooth transition and rapid integration and will also be appointed as an Executive Director of New National Grid. One of Niagara Mohawk's non-executive directors, Dr Bonnie G. Hill, will also join the Board as a Non-executive Director.

6.3 Details of the Directors' and the Proposed Directors' service contracts with a period of notice or contract period of one year or more are as follows:

6.3.1 On 17 November 1995, Roger Urwin entered into a service agreement jointly with the Companies pursuant to which he was employed as Managing Director Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of £500,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of the Company or as a result of redundancy, and the termination is with the consent of the Company, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

6.3.2 On 16 July 1997, Stephen Box entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of £350,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

6.3.3 On 22 March 2000, Rick Sergel entered into a service agreement jointly with the Company and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. Rick Sergel receives no additional salary for being a director of National Grid. His base salary as President and Chief Executive Officer of National Grid USA is currently $700,000 and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through an executive share option plan. He participates in National Grid USA's Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefits plans on the same basis as other executive officers in National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

Subject to mutual agreement to the contrary, Rick Sergel's service agreement is for an initial fixed term until March 2003, subject to a one year notice period by the Company after March 2002, although the service agreement is terminable by him on six months' written notice at any time.

In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel and he also has the right to receive certain benefits. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

6.3.4 On 6 March 2001, Steven Holliday entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of £270,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Steven Holliday is provided with a car and receives death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday's service agreement is terminable by him on 12 months' written notice and by the Companies on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months.

6.3.5 On 27 July 2001, Edward Astle entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from 1 September 2001. Edward Astle currently receives a base salary of £310,000 (which will be reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors' performance-related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of £100,000 for the period up until 31 March 2002 on completing a telecommunications strategic review which is approved by the Board. Thereafter, the special bonus arrangements will be reviewed. Long-term incentives are provided through an executive share option plan. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle's service agreement is terminable by him on 12 months' written notice and by the Companies on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months.

6.4 The service agreement of each of the Executive Directors will be novated to New National Grid, with effect from the Scheme Effective Date.

6.5 On 7 December 2001, William E. Davis entered into a service agreement jointly with New National Grid and National Grid USA pursuant to which, following Completion, he will be employed as Chairman of National Grid USA and as an Executive Director of New National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months' written notice. William Davis will receive a payment equal to four times his base salary on joining New National Grid and National Grid USA, if he has not received such a payment immediately before Completion. William Davis will receive no additional salary for being a director of New National Grid. His base salary as Chairman of National Grid USA will be not less than $820,000 (reviewed annually) and he will have an annual bonus opportunity under National Grid USA's annual bonus arrangements. Long-term incentives may be provided through an executive share option plan. He will participate in National Grid USA's Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programs and in other welfare plans, retirement, incentive and fringe benefit plans on

the same basis as other executive officers of National Grid USA. The provisions of some of these benefits plans and programs shall continue to be effective for certain time periods following termination of William Davis' employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

6.6 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors for the year ended 31 March 2001 amounted to £2,808,000. The remuneration policy of the National Grid Group will be reviewed by the Remuneration Committee after the Acquisition, in the light of the responsibilities to be undertaken by the Directors and Proposed Directors within the Combined Group. Subject to this, it is estimated that for the year ending 31 March 2002 the Directors of New National Grid will be paid a total of approximately £3,326,000 by the Combined Group. The Remuneration Committee comprises Bob Faircloth, John Grant and Richard Reynolds.

6.7 There will be no variation in the total emoluments receivable by any of the Directors under the Merger Agreement.

6.8 There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7. Directors' interests in National Grid and New National Grid

7.1 On the basis of the assumptions set out in section 4.2 of this Part IV, the interests, all of which are beneficial, of the Directors in: (i) National Grid Shares as at 6 December 2001 (being the latest practicable date prior to the publication of this document) (which in aggregate represent approximately 0.014 per cent. of the issued ordinary share capital of National Grid); (ii) in New National Grid Shares immediately following the Scheme Effective Date (which in aggregate will represent approximately 0.014 per cent. of the issued ordinary share capital of New National Grid); and (iii) in New National Grid Shares immediately following completion of the Acquisition (which in aggregate will represent approximately 0.012 per cent. of the issued ordinary share capital of New National Grid), are set out in the table below. In each case, the figures are based upon the interests in National Grid Shares which have been notified by each Director to National Grid pursuant to section 324 or section 328 of the Act as at 6 December 2001 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Act to be entered into the register of Directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under those sections of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director:

Name	Interest in National Grid Shares	Expected interest in New National Grid Shares immediately after the Scheme Effective Date	Expected interest in New National Grid Shares immediately after Completion
James Ross	19,000	19,000	19,000
Roger Urwin	147,920	147,920	147,920
Edward Astle	–	–	–
Stephen Box	18,459	18,459	18,459
Bob Faircloth	–	–	–
John Grant	10,000	10,000	10,000
Steven Holliday	–	–	–
Paul Joskow	5,000	5,000	5,000
Richard Reynolds	10,000	10,000	10,000
Rick Sergel	1,404	1,404	1,404

7.2 The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	29 Sep 1997	280.50	Sep 2000 – Sep 2007	169,340
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	91,656
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	22,098
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	33,867
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	133,214
Edward Astle	6 Sep 2001	479.50	Sep 2004 – Sep 2011	193,952
Stephen Box	29 Sep 1997	280.50	Sep 2000 – Sep 2007	160,427
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	93,147
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	43,931
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	37,630
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	93,250
Steven Holliday	30 Mar 2001	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	71,936
Rick Sergel	31 Mar 2000	566.50	Mar 2003 – Mar 2010	201,845
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	134,321

The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the Share Matching Scheme (1996):

Name	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	16 Jun 1998	100.00	Jun 2001 – Jun 2005	4,047
	11 Jun 1999	100.00	Jun 2002 – Jun 2006	3,884
	26 Jun 2000	100.00	Jun 2003 – Jun 2007	3,859
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	5,635
Stephen Box	11 Jun 1999	100.00	Jun 2002 – Jun 2006	3,844
	26 Jun 2000	100.00	Jun 2003 – Jun 2007	4,122
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	6,134

Rick Sergel participates in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). On 5 June 2001, Rick Sergel received an award under this plan which he chose to invest into the Deferred Compensation Plan resulting in an entitlement to 4,353 notional National Grid ADSs which, as a result of a dividend reinvestment, accrued a further 87 notional National Grid ADSs on 15 August 2001.

The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692
Steven Holliday	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692

7.3 Each of the current Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 6 December 2001 (being the latest practicable date prior to the publication of this document) in the 1,568,424 National Grid Shares held by the QUEST and the 888,840 National Grid Shares held by the 1996 Employee Benefit Trust.

7.4 Save as disclosed in this section 7, none of the Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided any guarantees for the benefit of the Directors as at 6 December 2001 (being the latest practicable date prior to the publication of this document).

7.5 There are no outstanding loans or guarantees granted or provided by any member of the National Grid Group to or for the benefit of any Directors.

7.6 No Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

8. **Options over National Grid Shares**

8.1 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following options granted to Directors and employees of the Group under the National Grid Share Schemes (other than the Share Matching Scheme (1996)) were outstanding:

Scheme or Plan	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Executive Share Option Scheme (1990)	20 Dec 91	64.60	Dec 1994 – Dec 2001	100,000
	17 Dec 92	90.20	Dec 1995 – Dec 2002	38,609
	17 Dec 93	118.90	Dec 1996 – Dec 2003	47,801
	28 Nov 96	194.50	Nov 1999 – Nov 2006	15,424
	10 Feb 97	205.50	Feb 2000 – Feb 2007	217,402
	4 Aug 97	258.00	Aug 2000 – Aug 2007	179,263
	29 Sep 97	280.50	Sep 2000 – Sep 2007	711,611
	16 Jun 98	375.75	Jun 2001 – Jun 2008	1,138,659
	21 Dec 98	490.00	Dec 2001 – Dec 2008	14,489
	15 Jun 99	455.25	Jun 2002 – Jun 2009	278,267
	6 Jul 99	435.75	Jul 2002 – Jul 2009	353,533
	27 Sep 99	424.00	Sep 2002 – Sep 2009	56,603
	31 Mar 00	566.50	Mar 2003 – Mar 2010	1,509,615
	5 Jun 00	531.50	Jun 2003 – Jun 2010	456,130
	5 Jul 00	526.00	Jul 2003 – Jul 2010	958,515
Executive Share Option Plan 2000	8 Sep 00	500.35	Sep 2003 – Sep 2010	64,971
	15 Sep 00	548.00	Sep 2003 – Sep 2010	20,088
	2 Feb 01	623.00	Feb 2004 – Feb 2011	48,955
	30 Mar 01	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 01	563.00	Jun 2004 – Jun 2011	1,916,282
	5 Jul 01	527.00	Jul 2004 – Jul 2011	453,210
	6 Sep 01	479.50	Sep 2004 – Mar 2011	242,907
Savings Related Share Option Scheme (1990)	5 Jul 96	146.00	Aug 2001 – Feb 2002	138,409
	15 Jul 97	171.00	Aug 2002 – Feb 2003	2,223,351
	3 Jul 98	312.00	Sep 2001 – Feb 2002	37,711
	3 Jul 98	312.00	Sep 2003 – Feb 2004	1,327,756
	2 Jul 99	337.00	Sep 2002 – Feb 2003	979,221
	2 Jul 99	337.00	Sep 2004 – Feb 2005	2,021,912
1999 Savings Related Share Option Scheme	23 Jun 00	416.00	Sep 2003 – Feb 2004	544,805
	23 Jun 00	416.00	Sep 2005 – Feb 2006	745,605
	22 Jun 01	457.00	Sep 2004 – Feb 2005	750,051
	22 Jun 01	457.00	Sep 2006 – Feb 2007	1,663,537

Each of these options may be satisfied on exercise either by the issue of new shares or by the transfer of market-purchased shares. In respect of options granted to US employees, the exercise of options will be satisfied by the issue of new shares.

8.2 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following awards granted to Directors and certain employees of the Group under the Share Matching Scheme (1996), which will be satisfied by the transfer of market-purchased shares, were outstanding:

Scheme	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Share Matching Scheme (1996)	23 Jun 97	100.00	Jun 2000 – Jun 2004	8,594
	30 Sep 97	100.00	Sep 2000 – Sep 2004	5,274
	16 Jun 98	100.00	Jun 2001 – Jun 2005	9,919
	11 Jun 99	100.00	Jun 2002 – Jun 2006	27,355
	26 Jun 00	100.00	Jun 2003 – Jun 2007	29,786
	8 Jun 01	100.00	Jun 2003 – Jun 2007	11,769
	25 Jun 01	100.00	Jun 2003 – Jun 2007	28,162

8.3 Options granted under the National Grid Share Schemes have all been granted for no consideration.

8.4 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the total number of National Grid Shares under option or the subject of awards under the National Grid Share Schemes was 19,525,551. At the same date, 1,568,424 National Grid Shares were held by the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and 888,840 National Grid Shares were held by the National Grid 1996 Employee Benefit Trust.

8.5 The trustee of the QUEST has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any National Grid Shares held in the QUEST. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any National Grid Shares held in that Trust.

9. Effect of the Scheme on the National Grid Share Schemes

Assuming that the Scheme becomes effective, no further awards will be made under any of the existing National Grid Share Schemes, except for the National Grid USA Incentive Thrift Plans (which will be amended as set out in section 10.7 below) and the Deferred Compensation Plan (which is summarised in section 9.11 below and will continue to operate without significant amendment).

9.1 Executive Share Option Scheme (1990)

Outstanding options to purchase National Grid Shares (which may be satisfied either through newly-issued or market-purchased shares) become exercisable for a period of six months following the Court sanctioning the Scheme whether or not performance targets have been satisfied.

The Remuneration Committee will offer optionholders replacement options over New National Grid Shares. Replacement options will have the same effective date of grant, exercise prices and terms as existing options. Performance conditions will continue to apply except that the performance of New National Grid will be measured rather than the performance of National Grid.

The Executive Directors of National Grid have agreed not to exercise any options granted to them under the Executive Share Option Scheme (1990) which would become exercisable as a result of the Scheme and, instead, to accept the offer of replacement options.

9.2 Executive Share Option Plan 2000

This plan replaced the Executive Share Option Scheme (1990) in respect of options granted from September 2000. Certain executives and employees hold options to purchase National Grid Shares under this plan.

Outstanding options granted prior to 17 January 2001 will become exercisable for a period of one month on notification being sent to optionholders that the Court has sanctioned the Scheme, but only to the extent that the Remuneration Committee certifies that the performance targets have been met to date.

The Remuneration Committee will offer optionholders replacement options over New National Grid Shares. In respect of the replacement options and, pursuant to the provisions contemplating such an exchange contained within the plan rules, any performance targets will cease to apply.

Options granted on or after 17 January 2001 do not become exercisable and, instead, such options will compulsorily be exchanged for an equivalent option over New National Grid Shares and the relevant performance targets will continue to apply.

No Executive Director received any options under this plan prior to 17 January 2001.

9.3 Savings Related Share Option Scheme (1990)

Options granted under the Savings Related Share Option Scheme (1990) will become exercisable for a period of six months following the Court sanctioning the Scheme. However, options can only be exercised to the extent that money has been saved with the savings contract (i.e. the options will not become exercisable in full unless they are about to mature). Again, replacement options will be offered.

9.4 1999 Savings Related Share Option Scheme

The 1999 Savings Related Share Option Scheme replaced the Savings Related Share Option Scheme (1990) in respect of options granted from June 2000.

The Scheme will have the same implications as for the Savings Related Share Option Scheme (1990) except that options will only become exercisable for a period of one month from the Remuneration Committee notifying participants that the Court has sanctioned the Scheme.

9.5 Profit Sharing Scheme (1990)

The Profit Sharing Scheme (1990) permitted the award to UK employees of free National Grid Shares. Under its rules, National Grid Shares awarded are held on the participants' behalf for a minimum of two years. If shares are held in trust for the maximum period of three years, no tax is payable on release of the shares from trust. The final award of free shares under the Profit Sharing Scheme (1990) was made in January 2001.

The Scheme will not trigger early release from the trust of the National Grid Shares being held on behalf of the employees. National Grid Shares will be exchanged for an equivalent holding of New National Grid Shares and participants will have the same rights in respect of these New National Grid Shares.

9.6 Employee Share Ownership Plan (UK) (2000)

No awards have been made under this plan.

9.7 1999 US Employee Stock Purchase Plan

No awards have been made under this plan.

9.8 Share Matching Scheme (1996)

Under the Share Matching Scheme (1996), the Remuneration Committee required certain Executive Directors (and permitted certain other executives) to invest a proportion of their annual bonus in National Grid Shares. In return for making such investment, the participant received a matching option which permitted him to acquire, for a nominal sum, such number of shares as had a value equal to the pre-tax value of the bonus used to purchase the investment shares. The matching options can generally only be exercised if the participant remains employed for at least three years and to the extent that he retains the investment shares until the matching option is exercised. In limited circumstances, a participant may be permitted to retain his option following cessation of employment.

The matching options become exercisable on the Court sanctioning the Scheme, except for matching options granted on or after 17 January 2001 which will automatically be exchanged for options over New National Grid Shares.

Awards granted under the Share Matching Scheme (1996) can only be satisfied through market-purchased shares; no new shares may be issued.

On an ex-gratia basis, the Remuneration Committee has tended to award a payment to participants equal to the dividends which would have been earned on those shares subject to the matching options. As explained at section 10.6, it is proposed that this practice be entrenched within the rules of the replacement plan.

9.9 Incentive Compensation Plan

Executives of National Grid USA receive an integrated annual bonus comprising both a cash and share element. The share element involves participants receiving market-purchased National Grid ADSs, except to the extent that the bonus is deferred under the Deferred Compensation Plan. The National Grid ADSs are generally vested immediately although participants may be prohibited from selling National Grid ADSs for a period. Following the Scheme becoming effective, all of these National Grid ADSs will convert into equivalent New National Grid ADSs.

9.10 National Grid USA Incentive Thrift Plans

These are tax sponsored 401(k) plans for US based employees. There is one plan for the union workforce and another for the non-union workforce. Broadly, subject to statutory limits, substantially all employees may make a cash contribution under the applicable plan and receive a matching contribution from National Grid USA. Certain management participants earning more than the statutory limit are entitled to "top-up" their entitlement via the Deferred Compensation Plan. Any matching contributions are currently invested in National Grid ADSs. In addition, participants may choose to invest their contributions in National Grid ADSs (as well as a number of other investment choices).

Following the Scheme becoming effective, investments held in such National Grid ADSs will convert into equivalent New National Grid ADSs.

9.11 Deferred Compensation Plan

In keeping with normal remuneration practices in the US, National Grid USA permits certain management employees to defer a proportion of their net income through a tax deferred plan. Such deferred income is credited with earnings/losses based upon a proxy investment option selected among several available, including National Grid ADSs. Following the Scheme becoming effective, the National Grid ADS tracking option will convert into a New National Grid ADS tracking option.

9.12 Consequences of an employee exercising an option over National Grid Shares

Where options over National Grid Shares are exercised following Court sanction of the Scheme, National Grid Shares will be issued in the normal way. However, as part of the reorganisation, a resolution will be proposed at the Scheme EGM to amend the National Grid Articles to provide, inter alia, that, if any person becomes a National Grid Shareholder after the Scheme Effective Date, they are required to exchange their National Grid Shares in consideration of the same number of New National Grid Shares. The proposed amendment is set out in paragraph (e) of Resolution 1 in the notice of the Scheme EGM set out on pages 55 and 56 of this document.

10. Proposed New National Grid Share Plans

At the Scheme EGM, resolutions will be proposed to approve the adoption of the following New National Grid employee share plans and new employee trusts which will operate in conjunction with the New National Grid Share Plans:

(i) National Grid Executive Share Option Plan 2002 ("Executive Plan")

(ii) National Grid Employee Share Ownership Plan 2002 ("UK Plan") and the associated trust ("UK Trust")

(iii) National Grid Savings Related Share Option Plan 2002 ("Sharesave Plan")

(iv) National Grid Employee Stock Purchase Plan 2002 ("US Plan")

(v) National Grid Share Matching Plan 2002 ("Matching Plan")

(vi) National Grid USA Incentive Thrift Plans I and II ("Thrift Plans")

(vii) National Grid Employee Trust 2002 ("Employee Trust")

(viii) National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002 ("QUEST No. 2")

In addition, the current Deferred Compensation Plan will continue to operate for US based executives and employees with participants being able to choose New National Grid ADSs as an investment proxy.

Copies of the New National Grid Share Plans are available for inspection at the offices of CMS Cameron McKenna, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays), until Completion and will also be available for inspection at the place of the Scheme EGM for at least 15 minutes before, and during, the meeting.

10.1 Principal features common to all the New National Grid Share Plans

10.1.1 Limits on the issue of shares under the New National Grid Share Plans

Each of the New National Grid Share Plans may operate over newly-issued shares or market-purchased shares.

The number of shares which may be issued under the New National Grid Share Plans in any year is limited to:

(i) 10 per cent. of New National Grid's ordinary issued share capital in respect of options granted (or shares issued otherwise than pursuant to the exercise of options) in the ten calendar years ending with that year under the New National Grid Share Plans or any other employee share plan adopted by New National Grid or any subsidiary; and

(ii) 5 per cent. of New National Grid's ordinary issued share capital in respect of options granted (or shares issued otherwise than pursuant to the exercise of options) in the ten calendar years ending with that year under the Executive Plan, the Matching Plan or any other executive share plan adopted by New National Grid or any subsidiary.

In calculating the above limits, any National Grid Shares issued pursuant to the National Grid Share Schemes will count as though those shares had been New National Grid Shares.

10.1.2 Rights attaching to shares

New National Grid Shares allotted under the New National Grid Share Plans will rank pari passu with all other New National Grid Shares in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and/or for the New National Grid ADSs to be listed on the NYSE.

10.1.3 Variation of capital

Other than for the UK Plan and the Thrift Plans, in the event of any variation of share capital, or (except in the case of Inland Revenue-approved options) of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Remuneration Committee may make such adjustments as it considers appropriate to adjust:

(i) in the case of share options, the number of shares under option and the price payable on their exercise; and

(ii) in the case of other awards, the number of shares subject to the award.

For the UK Plan and the Thrift Plans, this is not necessary because the participants will be shareholders and will be treated accordingly in this capacity.

10.1.4 Alterations to the New National Grid Share Plans

The Remuneration Committee may at any time alter or add to the New National Grid Share Plans in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of options (or other awards) and the terms of the options (or other awards) in the event of a variation of capital.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the New National Grid Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the Remuneration Committee to adjust performance conditions (if any) to take account of supervening events. No alteration to the terms of the Inland Revenue-approved part of the Executive Plan, the UK Plan or the Sharesave Plan may be made while it is so approved without the Inland Revenue's approval.

10.1.5 Extension of the New National Grid Share Plans overseas

At the Scheme EGM, a resolution will be proposed to give the Directors power to extend the New National Grid Share Plans to countries outside the UK (or US in respect of the US Plan and the Thrift Plans). To do this, the Remuneration Committee may need either to add schedules to the New National Grid Share Plans or to establish other plans based on the New National Grid Share Plans which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

10.1.6 Non-transferability of awards/options

Awards/options are not transferable other than to the participant's personal representative in the event of his death.

10.1.7 Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the rules of the relevant New National Grid Share Plans provide that this will not accelerate the vesting of any awards or options granted under the New National Grid Share Plans and that performance conditions will continue to apply. Instead, options/awards would be replaced by new options/awards over shares in the new holding company or, if participants do not agree to such an exchange, lapse.

10.1.8 Pensionability

No benefits received under the New National Grid Share Plans will be pensionable except that:

(i) a decision by an employee to invest his own normal salary in buying Partnership Shares (as explained in section 10.3.2(ii)) under the UK Plan will not reduce pension benefits provided by the Company except to the extent required by law; and

(ii) US participants in the US Schedule to the Matching Plan, in accordance with local practice, determine their entitlement to pensions by reference to salary plus bonuses (and include the value of any shares awarded in calculating this amount). Participant contributions to the Thrift Plans are included when calculating pension benefits, but company matching contributions are not. Further, amounts deferred under the Deferred Compensation Plan are generally not included in the calculation of participants' pensions, with the exception of senior management.

10.1.9 Amendments

The Directors reserve the right up to the Scheme EGM to make any amendments and additions to the New National Grid Share Plans as they consider appropriate, provided that amendments and additions do not conflict in any material respect with this summary of the New National Grid Share Plans.

10.2 Executive Plan

10.2.1 General

The Executive Plan is divided into three parts, one of which will qualify for beneficial tax treatment in the UK, one of which will qualify for beneficial tax treatment in the US and the final part which will not qualify for any specific beneficial tax treatment. The three parts are identical in all material respects unless indicated to the contrary in this summary.

The Remuneration Committee will be responsible for operating the Executive Plan.

10.2.2 Eligibility

Employees (including Executive Directors) of New National Grid, its subsidiaries and joint venture companies in which the Group has a sufficient interest to permit participation under the relevant Inland Revenue rules (currently 50 per cent.) ("Joint Venture Companies"), will be eligible to participate in the Executive Plan, provided that they are not within one year of contractual retirement age or otherwise excluded by the relevant legislation.

10.2.3 Grant of options

Options may be granted within the six weeks following the approval of the Executive Plan by shareholders or (in the case of Inland Revenue-approved options) its approval by the Inland Revenue and thereafter within the six weeks following the announcement by New National Grid of its results for any period, or in other exceptional circumstances.

No options may be granted more than ten years after the approval of the Executive Plan by shareholders. The Remuneration Committee will formally review the operation of the Executive Plan after no more than five years.

No payment will be required for the grant of an option.

10.2.4 Limit on individual participation

The rules limit the value of shares which can be placed under option to an individual participant in any 12 month period to three times his base salary except where the Remuneration Committee concludes in exceptional circumstances that it is necessary to exceed this limit (e.g. on recruitment or to meet competitive pressures, particularly in the US). Pursuant to this limit, the Remuneration Committee will decide the level of awards in each year, reflecting the performance over the preceding 12 months both of the individual and of New National Grid, and considering general market practice at the time. At this time, the Remuneration Committee considers that the maximum market value of shares which will normally be placed under option to any UK-based individual in any 12 month period will be 1.5 times the individual's base salary.

Under the Inland Revenue-approved part of the Executive Plan or any other approved executive share option plan established by New National Grid or an associated company, the aggregate market value at the date of grant of shares under option to an individual shall not exceed £30,000, or such other limit as may from time to time apply under the relevant legislation.

10.2.5 Exercise price

The price per ordinary share payable on the exercise of an option will be the higher of:

(i) the price of an ordinary share on the Daily Official List on a business day or the average over a number of business days in the 30 days before grant of the option, or in the case of Inland Revenue-approved options,

any other day or days agreed with the Inland Revenue, provided that no such day may fall before New National Grid last announced its results for any period; and

(ii) the nominal value of an ordinary share, if the option relates to new ordinary shares.

10.2.6 Exercise of options

An option will not normally be exercisable until three years after its grant. Options will lapse ten years from the date granted or such shorter period as determined by the Remuneration Committee at the time of grant.

The Executive Plan includes the flexibility to grant options subject to pre-grant conditions, rather than pre-exercise conditions, as recently endorsed by the Association of British Insurers. While the Remuneration Committee has no current intention of utilising this flexibility, it will monitor evolving best practice in this regard in deciding whether it becomes appropriate to do so and will liaise with the Association of British Insurers before using such flexibility.

The Remuneration Committee intends to set demanding performance conditions on the exercise of options. Initially, these will be that an option may not be exercised unless New National Grid's total shareholder return over a period of at least three years, beginning with the financial year in which the option is granted, is at least median as compared with a group of approximately 20 UK and US energy utilities.

For the first tranche, options over shares worth up to an individual's base salary will become exercisable in full if New National Grid's total shareholder return is at least median. If the shares are worth more than the individual's base salary, the rest will be exercisable on a sliding scale, becoming fully exercisable if New National Grid's total shareholder return is in the upper quartile of the group of comparable utilities. In addition, for options to become exercisable, the Remuneration Committee must be satisfied that there has been a sustained improvement in underlying financial performance over the relevant period.

If the performance condition is not satisfied after the first three years, it will be re-measured on the fourth, and if necessary, the fifth anniversary of the date of grant.

Options normally lapse on cessation of employment. However, exercise is permitted for a limited period:

(i) following cessation of employment for reasons of death, injury, disability, pregnancy, redundancy or the employee's business unit ceasing to be part of the Group, or otherwise at the Remuneration Committee's discretion; and

(ii) on a reconstruction, take-over or winding-up of New National Grid provided that it is not part of a reorganisation.

In the cases referred to in (i) above, the performance conditions cease to apply, but will still apply in the case of normal retirement. In these cases, the option may only be exercised within 12 months (six months in the case of retirement) unless the Remuneration Committee determines otherwise. In the cases referred to in (ii) above, the performance targets will be measured over the reduced period to the date of reconstruction, take-over or winding-up, but the Remuneration Committee has discretion to permit exercise even when the targets have not been satisfied over this period (in exceptional circumstances where the Remuneration Committee considers that the reduced period does not properly reflect New National Grid's performance).

10.2.7 US schedule

This part of the Executive Plan will permit US incentive stock options to be granted. These have certain tax advantages for participants and may be granted over such number of shares and/or ADSs as will become exercisable in any calendar year, having a value (as of the time of grant) of no more than $100,000 per participant. The rules of this part are substantially the same as explained above for the other parts of the Executive Plan except for the following modifications:

(i) to comply with applicable anti-discrimination law in the US, the general prohibition on grants within one year of contractual retirement age does not apply; and

(ii) to comply with the applicable tax rules, the periods during which a participant may exercise his options following cessation of employment are slightly different.

The number of New National Grid Shares which may be acquired on the vesting of awards granted under the US Schedule to the Executive Plan may not exceed 200,000,000. This limit is required by US tax legislation. In practice, fewer shares are likely to be used as the general limits set out in section 10.1.1 above will also apply.

10.3 UK Plan

10.3.1 General

New National Grid intends to obtain Inland Revenue approval for the UK Plan and the UK Trust under the Finance Act 2000.

10.3.2 Operation

The UK Plan may be operated each year at the discretion of the Board, but may not be operated more than ten years after its approval by shareholders. The UK Plan consists of three elements:

(i) *"Free Shares"* which may be allocated to an employee by New National Grid

The market value of Free Shares allocated to any employee in any tax year may not exceed £3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the basis of salary, length of service or hours worked, or on the basis of performance, as permitted by legislation.

(ii) *"Partnership Shares"* which an employee may purchase out of his pre-tax earnings

The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed £1,500 (or 10 per cent. of the employee's remuneration, if lower), or such other limit as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee's salary and will be held on the employee's behalf for up to 12 months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of New National Grid Shares at the start or end of the accumulation period, whichever is the lower.

(iii) *"Matching Shares"* which may be allocated to an employee who purchases Partnership Shares

Matching Shares are additional Free Shares. New National Grid may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the legislation. There is no minimum ratio of Matching Shares which New National Grid must provide following a purchase of Partnership Shares. The same ratio or ratios will apply to all employees who purchase Partnership Shares under the UK Plan at a given time.

10.3.3 Eligibility

Employees (including Executive Directors) of New National Grid and participating subsidiaries (including, for this purpose, Joint Venture Companies) who are resident in the UK and who have been employed at all times by the Group for up to approximately 18 months may be allocated Free Shares or Matching Shares or invited to purchase Partnership Shares under the UK Plan. The Board may amend the eligibility conditions and have discretion to allow other employees to participate.

10.3.4 Retention of shares

The trustee of the UK Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the UK Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the UK Trust for a period of at least three to five years after the initial allocation.

The Board may stipulate at the time of award that an employee who ceases to be employed by the Group within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by the Group at any time after acquiring Partnership Shares, he will be required to withdraw the shares from the UK Trust.

10.3.5 Dividends on shares held by the trustee of the UK Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the UK Trust. Any dividends on shares held by the trustee of the UK Trust may be used to acquire additional shares for employees or may be distributed to employees.

10.3.6 Unapproved Appendix

If the statutory limits referred to above are reduced at any time, the Board shall have the power to adopt an unapproved top-up arrangement to maintain the higher limits referred to in this section 10.3.

10.4 Sharesave Plan

10.4.1 General

New National Grid intends to obtain Inland Revenue approval for the Sharesave Plan under the Income and Corporation Taxes Act 1988.

10.4.2 Eligibility

Employees (including Executive Directors) of New National Grid and participating subsidiaries (including, for this purpose, Joint Venture Companies) who are resident in the UK will be eligible to participate. The Board can restrict participation to full-time directors and employees who have completed a qualifying period of service (within the limits set by the relevant legislation) and they also have discretion to allow other employees to participate.

10.4.3 Grant of options

Invitations to participate in the Sharesave Plan may only be issued within the six week period following the approval of the Sharesave Plan by the Inland Revenue and thereafter in the six week period following the announcement by New National Grid of its results for any period or in exceptional circumstances. Options may not normally be granted later than 30 days after the date invitations are made. Options may only be granted to employees who enter into Inland Revenue-approved savings contracts under which monthly savings are made over a period of three or five years.

The number of shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

Options may not be granted later than ten years after the approval of the Sharesave Plan by shareholders.

10.4.4 Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory maximum (currently £250 per month). If this limit is reduced, the Board shall have the power to adopt an unapproved top-up arrangement to maintain this higher limit.

10.4.5 Acquisition price

The price per ordinary share payable upon the exercise of options will not be less than the higher of:

(i) 80 per cent. of the average of the price of an ordinary share on the Daily Official List on the dealing day prior to the day on which options are offered or the average of such prices over the three dealing days prior to the day on which the options are offered (or on such other day or days as may be agreed with the Inland Revenue, provided that no such days may fall before New National Grid last announced its results for any period); and

(ii) the nominal value of an ordinary share, if the option relates to new ordinary shares.

10.4.6 Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 65 or contractual retirement age, if different, or where the optionholder's employer ceases to be within the Group. Options will otherwise lapse on cessation of employment, although they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of New National Grid other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a Group company.

10.4.7 Participating companies

The Board can decide which subsidiaries participate in the Sharesave Plan. Certain Joint Venture Companies may participate in the Sharesave Plan, although the consent of the Inland Revenue will be required.

For legal reasons, it may be necessary for certain subsidiaries to adopt their own plans operating over shares in New National Grid, which will be identical to the Sharesave Plan in all material respects.

10.5 US Plan

10.5.1 General

The proposed National Grid Employee Stock Purchase Plan 2001 has been designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. The US Plan will enable US employees (including Executive Directors) to receive awards over New National Grid Shares or New National Grid ADSs on an all-employee basis.

10.5.2 Eligibility

US-based employees of New National Grid and its subsidiaries are eligible to participate in the US Plan. Participation can be restricted to employees who have completed a qualifying period of service within the limits set by the relevant US legislation.

Individuals may not be granted awards under the US Plan if they own shares possessing 5 per cent. or more of the voting power or value of New National Grid.

10.5.3 Grant of awards

Awards may be granted over a number of New National Grid Shares which will be determined by the amount employees have saved by the end of a specified savings period, subject to a maximum number of shares to be specified in the award. At the end of that savings period, the awards will become exercisable. Any surplus savings will be automatically carried over into the next savings period.

Awards may not be granted under the US Plan later than ten years after it is approved by shareholders.

10.5.4 Savings

An eligible employee who applies for an award under the US Plan must agree to savings being deducted from his after-tax pay. Total deductions in any calendar year may not accrue at a rate which exceeds such amount (up to $25,000) as the Board may resolve. However, in setting any relevant limit, the Board will have regard to the comparable position under the UK Plan and the Sharesave Plan.

10.5.5 Purchase price

The price payable for each share shall be a price determined by the Board, provided that it shall be not less than the lower of 85 per cent. of the market value of a share on the date of grant and the date of purchase. However, in setting any purchase price for the US Plan, the Board will have regard to the comparable provisions under the UK Plan and the Sharesave Plan.

10.5.6 Limits

The number of shares which may be acquired on the vesting of awards granted under the US Plan may not exceed 200,000,000. US tax legislation requires that the US Plan specify a maximum number of shares over which options may be granted during the term of the US Plan. In practice, fewer shares are likely to be used as the general limits set out in section 10.1.1 above will also apply.

10.5.7 Purchase of shares

Shares subject to an award under the US Plan may normally only be purchased at the end of the savings period specified in the US Plan's Rules, provided that the optionholder is still in the employment of the Group. Shares cannot be purchased pursuant to an award later than the earlier of five years after it was granted and any other time determined by the Board at the date of grant. Special provisions will allow for early purchase in the case of certain compassionate leavers and in the event of a take-over of New National Grid other than in the case of an internal reorganisation.

10.6 Matching Plan

10.6.1 Eligibility

Employees (including Executive Directors) of New National Grid, its subsidiaries and joint venture companies in which the Group has a significant interest, who are not within one year of reaching age 65 or their contractual retirement age (if earlier) at the time the annual bonus is due to be paid, are eligible to participate at the discretion of the Remuneration Committee; those who are between 12 and 24 months from their normal retirement age may be allowed to participate but with a matching award at only one-half of the level applicable to all other participants.

10.6.2 Grant of matching awards

If invited to do so by the Remuneration Committee, an eligible executive may invest all (or such lower proportion as the Remuneration Committee may decide) of his performance-tested cash annual bonus (net of tax and any other deductions). At present, the Remuneration Committee only permit up to one-third of a participant's bonus to be invested in this way. As soon as practical thereafter, New National Grid will then procure the grant of a matching award over matching shares equal in value to the amount of annual bonus invested (prior to tax and any other deductions).

A matching award consists of the right to purchase New National Grid Shares for a nominal payment, although the rules permit the structure of awards to be changed if this would be advantageous from a tax perspective (including dispensing with the need for payment of a nominal amount).

Matching awards can only be granted within the six weeks following the approval of the Matching Plan by shareholders and thereafter within the six weeks following the announcement of New National Grid's results for the full year, or in other exceptional circumstances.

No matching awards can be granted later than ten years after the approval of the Matching Plan by shareholders and the Remuneration Committee will formally review the operation of the Matching Plan after no more than five years.

10.6.3 Exercise of awards

A matching award will normally be exercisable on or after the third anniversary of its grant and to the extent that the shares purchased with the associated annual bonus have been retained up to that date by the participant and the participant is still employed by a Group company (or was so employed at his actual retirement date). On exercise, a participant will receive a cash payment broadly equal to the value of accrued dividends on the shares representing the matching award.

A matching award may be exercisable early for a limited period on an amalgamation, take-over or winding up of New National Grid (not being an internal reorganisation). If the participant ceases employment with a Group company, he will not be able to exercise the matching award at all, unless the Remuneration Committee otherwise determines. The Remuneration Committee will adopt guidelines indicating when this discretion will be used, the extent to which an award may be exercised and the exercise period.

A matching award cannot be exercised later than the tenth anniversary of its date of grant in any circumstances.

10.6.4 US schedule

National Grid USA currently operates a separate but similar plan for US executives, the Incentive Compensation Plan. A separate schedule to the Matching Plan is proposed which will allow the US executives to participate on the same basis as currently.

The key differences are that US participants automatically receive a proportion of their annual bonus in shares or ADSs (there is no requirement to invest part of their bonus to receive a matching award) and, at the discretion of the Remuneration Committee, a shorter (or no) vesting period may be set.

This additional flexibility (which may only be used for US-based executives) enables the Matching Plan to operate on a competitive basis in the US, taking proper account of local practice.

As may be necessary to comply with applicable anti-discrimination law in the US, the general prohibition on grants within one year of contractual retirement age does not apply.

10.7 Thrift Plans

It is proposed that the existing National Grid USA Incentive Thrift Plans continue to operate but that certain amendments be made to permit the plans to operate over new issue shares. No awards which relate to New National Grid Shares or New National Grid ADSs will be made later than ten years after the Thrift Plans' approval by shareholders.

10.7.1 Eligibility

All employees (including Executive Directors) of National Grid USA and other nominated companies are generally eligible to participate, subject to meeting pre-determined service requirements, before being eligible to receive matching contributions.

10.7.2 Savings

Participants may contribute a proportion of their income into the plans, subject to certain legal limits, and direct how this is invested among various investment options. One investment choice will be New National Grid ADSs.

10.7.3 Company contributions

Participating companies will make matching contributions under the Thrift Plans which, it is anticipated, will be invested in New National Grid ADSs, although the rules have flexibility to permit other investment options.

10.7.4 Release of investments

The plans are long-term savings plans and are designed to provide benefits to participants on or towards retirement. However, the plans, following the applicable statutory rules, allow funds to be withdrawn early in a number of, broadly, compassionate situations.

10.8 Employee Trust

The Employee Trust will be constituted by a trust deed to be entered into between New National Grid and an offshore, independent professional trustee. New National Grid will have power to appoint and remove the trustee. This Employee Trust is distinct from the UK Trust constituting part of the UK Plan.

The Employee Trust can be used to benefit employees and former employees of New National Grid and its subsidiaries and certain of their dependants. The Employee Trust will have the power to acquire New National Grid Shares. Any shares so acquired can be used for the purposes of the employees' share plans operated by New National Grid as described above.

New National Grid and its subsidiaries may fund the Employee Trust by loan or gift to acquire New National Grid Shares either by market purchase or by subscription. Any options to subscribe for shares granted to the Employee Trust or shares issued to the Employee Trust will be treated as counting against the relevant dilution limits described more fully at section 10.1.1 above.

The Employee Trust will not, without shareholder approval, make an acquisition of shares if, as a result of that acquisition, it together with the trust associated with the UK Plan (but excluding shares allocated under the UK Plan), the QUEST No. 2. and the existing National Grid trusts hold more than 5 per cent. of New National Grid's share capital.

The trustees of the Employee Trust will waive all dividends on any New National Grid shares held in trust unless directed otherwise by New National Grid.

10.9 QUEST No. 2

The principal terms are as set out for the Employee Trust except that certain additional restrictions apply to meet the statutory requirements set out in Schedule 5 to the Finance Act 1989. The trustee will be a wholly-owned subsidiary of New National Grid.

In practice, the QUEST No. 2 is likely to operate in conjunction with the Sharesave Plan.

11. Long-term incentive plans operated by Niagara Mohawk

Completion of the Acquisition will affect the various long-term incentive plans operated by Niagara Mohawk as follows:

(i) stock options granted under the Niagara Mohawk 1992 Stock Option Plan will, with the consent of participants, be cancelled, as provided for in the Merger Agreement, for a cash payment being the difference between the consideration payable for a Niagara Mohawk Share and the stock options' exercise prices;

(ii) in respect of the phantom (cash) incentive schemes operated by Niagara Mohawk, the decision has been taken to cancel all the awards on the same basis as described above, except for:

   (a) stock appreciation rights awards made under the Niagara Mohawk 1995 Stock Incentive Plan and the Niagara Mohawk Long Term Incentive Plan, which will be replaced by equivalent stock appreciation rights relating to New National Grid ADSs; and

   (b) deferred stock units made under the Niagara Mohawk Outside Director Deferred Stock Unit Plan which will be cashed out either immediately or over a period of time, as prescribed in the rules of that plan; and

(iii) Niagara Mohawk Shares held by employees within the Niagara Mohawk Non-Represented Employees' Savings Fund Plan and the Niagara Mohawk Power Corporation Represented Employees' Savings Fund Plan may be exchanged for equivalent holdings of New National Grid ADSs.

No further awards will be made under these plans following Completion.

The following is a summary of certain aspects of UK taxation and is included as a general guide only. It is based on current UK legislation and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. It applies only to persons who are resident or ordinarily resident in the UK for UK tax purposes and who hold their National Grid Shares beneficially and as an investment. The information is general in character, is not exhaustive and may not apply to certain classes of shareholder (including, but not limited to, dealers in securities). Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction outside the UK should consult an appropriate professional adviser.

12.1 The Scheme

Appropriate clearances have been obtained from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988, such that UK resident National Grid Shareholders should not be treated as making a disposal of their National Grid Shares, or as receiving taxable income, under the Scheme.

Any subsequent disposal of New National Grid Shares may, depending on the shareholder's personal circumstances, give rise to a charge to UK tax on chargeable gains. New National Grid Shares issued under the Scheme should be regarded as having been acquired on the same date and for the same consideration as the National Grid Shares in respect of whose cancellation they are issued.

For the purposes of UK tax on chargeable gains, a holder of ADSs is treated as holding a beneficial interest in the underlying shares. In practice, no liability to UK tax is likely to arise to a holder of National Grid ADSs in connection with the Scheme.

No stamp duty or SDRT should generally be payable on the cancellation of National Grid Shares or the issue of New National Grid Shares under the Scheme. Special rules may apply to shares held in or issued to depositary receipt or clearance service arrangements, although no stamp duty or SDRT should generally be payable by holders of National Grid ADSs in connection with the Scheme.

12.2 Capital Gains

A disposal of New National Grid Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New National Grid Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purpose of UK taxation of chargeable gains. A shareholder who is an individual and who has on or after 17 March 1998 ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of New National Grid Shares during that period may also be liable to UK taxation on chargeable gains (subject to any available exemption or relief).

12.3 Dividends

New National Grid will not be required to withhold tax at source from dividend payments it makes.

Individual shareholders resident in the UK should generally be entitled to a tax credit in respect of any dividend paid by New National Grid which they can offset against their total income tax liability. The amount of the tax credit for dividends is one-ninth of the amount of the net cash dividend. The amount of the net cash dividend received by such an individual shareholder and the associated tax credit are both included in computing the shareholder's income for UK tax purposes.

The rate of income tax on dividends is 10 per cent. for lower rate and basic rate taxpayers. The tax credit will discharge the income tax liability of an individual shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to tax on such dividends at the rate of 32.5 per cent., so that an individual shareholder who is a higher rate taxpayer will have a liability, after taking account of the tax credit, equal to 25 per cent. of the net cash dividend.

A UK resident corporate shareholder will not normally be liable to corporation tax in respect of any dividend received.

Shareholders who are not resident in the UK for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit.

12.4 Stamp duty and stamp duty reserve tax

A transfer for value of New National Grid Shares will generally be subject to UK ad valorem stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. The amount of stamp duty or SDRT

payable is generally calculated at the applicable rate on the consideration for the transfer of the New National Grid Shares, being currently 0.5 per cent. of the amount or value of the consideration (currently rounded up to the nearest £5 in the case of stamp duty).

Paperless transfers of New National Grid Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of New National Grid Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

No UK stamp duty will be payable on the acquisition or transfer of New National Grid ADSs or beneficial ownership of New National Grid ADSs, provided that any instrument of transfer or written agreement to transfer remains at all times outside the UK, and further provided that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK. An agreement for the transfer of despositary receipts representing New National Grid ADSs or beneficial ownership of such depositary receipts will not give rise to a liability for SDRT.

Any transfer for value of the underlying New National Grid Shares represented by New National Grid ADSs may give rise to a liability on the transferee to stamp duty or SDRT. A holder of New National Grid Shares who transfers or deposits those shares into any depositary receipt or clearance service arrangement may incur a liability to SDRT of 1.5 per cent. of the value of the shares so transferred or deposited. However, any SDRT or stamp duty arising in relation to the issue of New National Grid ADSs to Niagara Mohawk Shareholders will be paid by New National Grid. On a transfer of New National Grid Shares from the custodian of the Depositary to a holder of New National Grid ADSs upon cancellation of the New National Grid ADSs, only a fixed UK stamp duty of £5 per instrument of transfer will be payable.

Special rules apply to market intermediaries.

13. US taxation

The following is a summary of certain US federal income tax consequences of the ownership of New National Grid ADSs or New National Grid Shares to a US Holder (as defined below) that receives New National Grid ADSs or New National Grid Shares in connection with the Scheme and holds New National Grid ADSs or New National Grid Shares as capital assets. This summary does not purport to address all material US federal income tax consequences of the ownership of New National Grid ADSs or New National Grid Shares, and does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, banks, dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent. or more of the voting shares of New National Grid, investors that hold New National Grid ADSs or New National Grid Shares as part of a straddle, hedging or conversion transaction or investors whose functional currency is not the US dollar), some of whom may be subject to special rules.

This summary is based on the current tax laws of the US (including the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), as well as on the Treaty, all of which are subject to change, possibly with retrospective effect. On 24 July 2001, the governments of the UK and the US signed a convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains (the "New Treaty") that will replace the existing Treaty. The US Senate and the UK Parliament must ratify the New Treaty. The New Treaty will come into force once each country has notified the other of the completion of its ratification procedure. However, the timing of the ratification by the UK and US governments is unknown. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

13.1 Definition of "US Holder"

For purposes of this summary, the term "US Holder" means a beneficial owner of New National Grid ADSs or New National Grid Shares and the cash dividends paid with respect thereto that: (i) is an individual citizen or resident of the US for US federal tax purposes, a corporation created or organised in or under the laws of the US, any state therein or the District of Columbia, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; (ii) is resident in the US for purposes of the Treaty (and, in case of a corporation, is not also resident in the UK for UK tax purposes); (iii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent. or more of the voting shares of New National Grid; (iv) holds the New National Grid ADSs or New National Grid Shares in a manner which is not effectively connected with a permanent establishment in the UK from which such person performs independent personal services; and (v) is not otherwise

ineligible for benefits under the Treaty with respect to income and gains derived in connection with the New National Grid ADSs or New National Grid Shares.

13.2 Taxation of dividends

Distributions paid to a US Holder by New National Grid will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of New National Grid's current or accumulated earnings and profits, as determined for US federal income tax purposes, based upon the US dollar value of the distribution on the date it is actually or constructively received. In determining the amount of dividend income, a US Holder will use the spot currency exchange rate on the day the dividend is included in income. Any difference between the amount of dividend income and the dollars actually received may constitute a foreign currency gain or loss, which is an ordinary gain or loss. Individual US Holders, however, are not required to recognise a gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in paragraph 988(e) of the Internal Revenue Code. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions by New National Grid in excess of its current and accumulated earnings and profits will be treated as a return of capital to the extent of the US Holder's tax basis in the New National Grid ADSs or New National Grid Shares and thereafter as a capital gain.

13.3 UK tax credit

A US Holder is entitled to a UK tax credit for the UK tax notionally withheld with respect to such dividend. A US Holder will include as ordinary income the amount of any dividend paid by New National Grid out of its current or accumulated earnings and profits (the "base dividend") plus the amount of any UK credit (before reduction for UK withholding tax). For example, if New National Grid paid a dividend of $90 to a US Holder, for US federal income tax purposes, the US Holder would recognise ordinary income of $90 plus the $10 UK tax credit, or a total of $100. The income is recognised when the dividend is actually or constructively received by the Depositary (in the case of New National Grid ADSs) or by the US Holder (in the case of New National Grid Shares).

Subject to certain limitations and requirements, a US Holder will be entitled under the Treaty to credit the UK withholding tax against the US Holder's US federal income tax liability. A US Holder that does not elect to claim a foreign tax credit for the UK withholding tax may instead claim a deduction for such tax. For foreign tax credit limitation purposes, the dividend will be income from sources without the US, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income"). The rules relating to foreign tax credits are complex and US Holders should consult their own tax advisers to determine whether and to what extent a foreign tax credit would be available and whether any filings or other actions may be required to substantiate a US Holder's foreign tax credit claim. Each eligible US Holder that relies on the Treaty must file IRS Form 8833 disclosing this reliance with its US tax return.

13.4 Information reporting requirements

Information reporting requirements may apply to dividend payments (or other taxable distributions) in respect of New National Grid ADSs and New National Grid Shares made within the US to a non-corporate US person and may also apply to proceeds from the disposition of New National Grid ADSs and New National Grid Shares, and "backup withholding" at the rate of 31 per cent. may apply to such payments unless a US Holder provides certification of its entitlement to an exemption. Amounts withheld under the backup withholding rules may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

13.5 Sale of New National Grid ADSs or New National Grid Shares

Upon a sale or other disposition of New National Grid ADSs or New National Grid Shares, a US Holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis in the New National Grid ADSs or New National Grid Shares. A gain or loss recognised by a US Holder will be a long-term capital gain or loss with respect to New National Grid ADSs or New National Grid Shares held for more than 12 months at the time of the sale or other disposition, and any gain or loss recognised generally will be income or loss from sources within the US for foreign tax credit limitation purposes. A long-term capital gain of a non-corporate US holder is generally subject to tax at a minimum tax rate of 20 per cent.

14. Summary of conditions of use of the internet proxy appointment and voting instruction service

14.1 Introduction

This section summarises certain material conditions governing the use, by National Grid Shareholders, of Lloyds TSB Registrars' internet proxy appointment and voting instruction service (the "Internet Service") in connection with the Court Meeting and the Scheme EGM. The conditions of use set out below in this section 14 are legally binding and should be read carefully before using the Internet Service.

The conditions of use of the Internet Service are set out in full on the website at *www.sharevote.co.uk*, and may be read by logging on to that site and entering the Voting Reference Number (being the 24 digit reference number printed on the Forms of Proxy).

14.2 Confirmations

When the Voting Reference Number is entered and the icon "GO" is clicked the user will be deemed to confirm that he:

(i) is registered to use the Internet Service;

(ii) has the right to vote his National Grid Shares; and

(iii) has read, understood and agreed to be bound by the relevant conditions of use.

14.3 Voting Reference Number and security

A user of the Internet Service must take all reasonable steps to ensure that his, her or its Voting Reference Number is kept secret and not disclosed to someone else unless the user wants that other person to use the Voting Reference Number to access the Internet Service on their behalf and has given them a power of attorney to do so. Corporate shareholders holding National Grid Shares on behalf of clients should note that divulging their Voting Reference Number to one of their clients may enable that client to use the Internet Service in respect of the corporate shareholder's entire holding. Users of the Internet Service will be given a limited number of attempts to enter their Voting Reference Numbers following which their right to use the Internet Service will be withdrawn. Lloyds TSB Registrars will not accept any message or instruction containing a computer virus.

14.4 Authority given by use of the Voting Reference Number

Lloyds TSB Registrars (and/or the Company) will be entitled to act on instructions given using the Internet Service in connection with the Voting Reference Number without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by a National Grid Shareholder or duly authorised attorney. However, Lloyds TSB Registrars may insist upon written confirmation of appointments and may make additional security checks where it is reasonably believed they are justified.

14.5 Availability of Internet Service

Lloyds TSB Registrars will make all reasonable efforts to ensure the Internet Service is available during the times specified in the voting documentation but routine maintenance requirements, excess demand and circumstances beyond its control may mean this is not possible.

14.6 Limitation of liability

Neither Lloyds TSB Registrars nor the Company are liable for any direct loss or damage resulting from making the Internet Service available, unless directly caused by their negligence, fraud or deliberate default. Lloyds TSB Registrars' and the Company's liability for consequential and indirect losses is excluded (except in the case of fraud). Lloyds TSB Registrars and/or the Company will have no liability for instructions accepted via the Internet Service in good faith. Neither Lloyds TSB Registrars nor the Company will be liable for failing to act on any message given to Lloyds TSB Registrars using the Internet Service, which Lloyds TSB Registrars do not receive.

14.7 Record keeping

Lloyds TSB Registrars may record all telephone conversations in connection with the Internet Service and keep the recordings for at least one year. Records will also be kept of all proxy appointments and other instructions given via the Internet Service for one year.

14.8 E-mail addresses

If a user of the Internet Service provides Lloyds TSB Registrars with e-mail contact details when using the Internet Service, Lloyds TSB Registrars may use those details in order to contact the user for any purpose that is legitimately connected with the user's National Grid Shares. Lloyds TSB Registrars may also give the e-mail contact details to National Grid for this purpose.

14.9 Software and hardware

It is the responsibility of users of the Internet Service to ensure that any software supplied to them when they access the Internet Service is compatible with their equipment and any software on their equipment. Users must take all reasonably practicable measures to ensure that their equipment is free of any computer virus (in particular because the Internet Service is accessible via the internet over which Lloyds TSB Registrars have no control) and is adequately maintained in every way.

Users of the Internet Service must not access the Internet Service using any computer or other device they do not own unless they have first obtained the owner's permission and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of not obtaining such permission. Users of the Internet Service are responsible for their use of any internet access services through which they access the Internet Service.

Users of the Internet Service will be granted a non-exclusive, non-transferable, temporary licence to use software supplied to them when they access the Internet Service for the purpose of accessing the Internet Service, and for no other purpose. If the Internet Service is accessed from a country outside the UK, the user is responsible for complying with the local laws of that country and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of the user's failure to comply with this obligation.

An appointment or instruction given using the Internet Service will be treated as received when it is recorded by Lloyds TSB Registrars' server in a way capable of being reproduced in legible form.

14.10 Law

These conditions of use will be governed by English law and a user of the Internet Service and Lloyds TSB Registrars (for themselves and on behalf of the Company) submit to the jurisdiction of the English Courts in connection with any dispute.

15. Additional information

15.1 N M Rothschild & Sons Limited is registered in England (number 925279) and has its registered office at New Court, St Swithin's Lane, London EC4P 4DU. N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

15.2 Employees of N M Rothschild & Sons Limited who are advising National Grid and New National Grid in relation to the Acquisition, the Scheme, the proposed listing and admission to trading have an interest, in aggregate, in 868 National Grid Shares.

16. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD until Completion:

(i) the Listing Particulars;

(ii) the Scheme Circular;

(iii) the Merger Agreement;

(iv) the Financing Documents;

(v) the Exchangeable Bonds Trust Deed;

(vi) the Undertaking;

(vii) the agreement appointing Rothschild as sponsor referred to in section 2.3 above;

(viii) the letter of consent from the Special Shareholder referred to in section 13.1 of Part II of this document;

(ix) the Memorandum and Articles of Association of National Grid (as currently in force, and as they will be following the proposed amendments to be approved at the Scheme EGM);

(x) the Memorandum and Articles of Association of New National Grid;

(xi) the Directors' and Proposed Directors' service agreements referred to in sections 6.3 and 6.5 above;

(xii) the rules of the National Grid Share Schemes and the New National Grid Share Plans;

(xiii) the rules of the Niagara Mohawk long-term incentive plans referred to in section 11 above; and

(xiv) the consent letter referred to in section 15.1 above.

Dated 10 December 2001

IN THE HIGH COURT OF JUSTICE **No. 7240 of 2001**
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR SIMMONDS

IN THE MATTER OF NATIONAL GRID GROUP PLC

AND IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that by an Order dated 4 December 2001 made in the above matters, the High Court of Justice of England and Wales has directed a meeting (the "Court Meeting") to be convened of the holders of ordinary shares of $11\frac{13}{17}$ pence each in the capital of National Grid Group plc (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company, the Scheme Shareholders (as defined in the said Scheme of Arrangement) and the Special Shareholder (as defined in the said Scheme of Arrangement) and that such meeting will be held in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL on 7 January 2002 at 11.00 a.m., at which time and place all Shareholders are requested to attend.

At the Court Meeting, the following resolution will be proposed:

> THAT the scheme of arrangement dated 10 December 2001 between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme"), the terms of which are set forth in the document of which the notice of this meeting forms part, be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect.

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

A member (shareholder) who is entitled to attend and vote at the Court Meeting may vote thereat in person or may appoint a proxy or proxies to attend the Court Meeting and vote on his or her behalf. A proxy need not be a member of the Company. A Form of Proxy for use in connection with the Court Meeting (Card A) is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of this document.

To be valid, the Form of Proxy (Card A) must be completed and signed in accordance with the instructions printed thereon and it is requested that it be lodged at the office of Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY no later than 11.00 a.m. on 5 January 2002. The Form of Proxy may also be handed to the Chairman at the Court Meeting before the start of the meeting. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.

A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to the Depositary, The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as indicated on the voting instruction card as soon as possible and in any event by 5.00 p.m. (New York time) on 3 January 2002. Those who hold their American Depositary Shares through a bank, broker or other financial institution, should consult with that institution to determine the deadline by which their voting instructions must be returned.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy or (if such member is a corporation) by authorised representative, will be accepted to the exclusion of the vote of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 5 January 2002 or, in the event that the Court Meeting is adjourned, 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Court Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6.00 p.m. on 5 January 2002 or, in the event that the Court Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the Order referred to above, the Court has appointed James Ross or, failing him, Roger Urwin or, failing him, Bob Faircloth to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to the High Court of Justice of England and Wales.

The said Scheme of Arrangement will be subject to the subsequent sanction of the High Court of Justice of England and Wales.

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Solicitors for the Company

Dated 10 December 2001

Explanatory note

The purpose of the Scheme is to establish New National Grid as the new holding company of the Group.

The Scheme must be approved by the Court, which will not sanction the Scheme unless it has previously been approved by National Grid Shareholders at a separate Court Meeting convened for this purpose.

The resolution will be passed if it is approved by more than 50 per cent. of the shareholders voting and if the shares represented by votes cast in favour of the resolution are not less than 75 per cent. of the total shares voted. The resolution will be decided on a poll, which will be conducted at the Court Meeting and will include the votes of all shareholders present in person or by proxy.

National Grid Group plc

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of National Grid Group plc (the "Company") will be held in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL on 7 January 2002 at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting (as defined in the document of which this Notice forms part)) for the purposes of considering and, if thought fit, passing the following resolutions which, in the case of Resolutions 1 and 2, will be proposed as special resolutions and, in the case of Resolutions 3 to 11, will be proposed as ordinary resolutions.

SPECIAL RESOLUTIONS

Resolution 1: To approve the implementation of the Scheme and amend National Grid's Articles of Association

THAT:

(a) the Scheme of Arrangement dated 10 December 2001 between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") be approved and the Directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b) for the purpose of giving effect to the Scheme, the issued share capital of the Company be reduced to nil by cancelling and extinguishing the Scheme Shares (as defined in the Scheme) and the National Grid Special Share (as defined in the Scheme);

(c) forthwith and contingently upon the said reduction of capital taking effect:

 (i) the share capital of the Company be increased to its former amount by the creation of one new B share of £1 and such number of new ordinary shares of $11\frac{13}{17}$ pence each in the capital of the Company ("new Ordinary Shares") as shall together be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled in accordance with paragraph (b) of this resolution. The B share of £1 shall rank pari passu in all respects with the new Ordinary Shares; and

 (ii) the credit arising in its books of account on the reduction of capital be applied in paying up, in full and at par, the new B share of £1 and the new Ordinary Shares created pursuant to sub-paragraph (c)(i) of this resolution, such new B share of £1 and the new Ordinary Shares to be allotted and issued, credited as fully paid, to New National Grid plc (registered in England No. 4031152) and/or its nominee(s);

(d) the Directors of the Company be generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £170,000,000 in respect of allotments of relevant securities in connection with the Scheme provided that this authority shall expire on the conclusion of the Annual General Meeting of the Company in 2002 and shall be in addition to any other authority conferred on the Directors of the Company pursuant to the said section 80;

(e) the Articles of Association of the Company be amended by:

 (i) the adoption and inclusion of the following new Article as Article 4A:

 4A. The B share

 The B share of £1 in the capital of the Company shall rank pari passu in all respects with the ordinary shares of $11\frac{13}{17}$ pence each.

 (ii) the adoption and inclusion of the following new Article as Article 159:

SCHEME OF ARRANGEMENT

159. In this Article 159, expressions not defined in these Articles but defined in the Scheme shall have the same respective meanings in this Article.

159.1 Notwithstanding any other provision of these Articles, if any shares in the Company are allotted and issued to any person (a "new member") other than New National Grid or any nominee of New National Grid after the time at which this Article becomes effective and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and

shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than New National Grid or any nominee of New National Grid, shall upon the Scheme becoming effective be bound by the terms of the Scheme.

159.2 If any shares in the Company are allotted and issued to a new member other than New National Grid or any nominee of New National Grid after the Scheme Effective Date, they will be transferred to New National Grid in consideration for and conditionally on the issue or transfer to the new member (or any subsequent holder) of one ordinary share in New National Grid for each share in the Company so transferred. The New National Grid ordinary shares so issued will be credited as fully paid and will rank pari passu in all respects with all New National Grid ordinary shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment and issue) and will be subject to the Articles of Association of New National Grid.

159.3 The number of shares to be issued or transferred under Article 159.2 may be adjusted by the Directors in such manner as the auditors may determine on any reorganisation of the share capital of the Company or of New National Grid effected after the Scheme Effective Date, provided always that any fractions of an ordinary share in New National Grid shall be aggregated and sold for the benefit of New National Grid.

159.4 To give effect to any such transfer required by Article 159.2, the Company may appoint any person to execute a form of transfer on behalf of the new member (or any subsequent holder of the relevant shares in the Company) in favour of New National Grid and to agree for and on behalf of the new member (or any such holder) to become a member of New National Grid; and

(iii) the addition of the following definitions to Article 1:

"New National Grid": the company called New National Grid plc with registered number 4031152; and

"Scheme": the scheme of arrangement dated 10 December 2001 proposed between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (as defined in the Scheme).

Explanatory note

Resolution 1 seeks approval for the Scheme and certain actions necessary in order to carry the Scheme into effect. If passed, the resolution will:

(a) approve the Scheme and authorise the Directors of National Grid to take all action necessary to carry the Scheme into effect;

(b) authorise the cancellation by National Grid of all its existing shares, thereby reducing its share capital to nil;

(c) upon the reduction of capital taking effect, authorise National Grid to restore its share capital to its former amount;

(d) authorise the Directors of National Grid to issue shares in National Grid to New National Grid, thereby establishing National Grid as a wholly-owned subsidiary of New National Grid; and

(e) amend the Articles of Association of National Grid to ensure that all shares in National Grid issued prior to the Court Hearing or after the Scheme Effective Date are exchanged for shares in New National Grid.

Resolution 1 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 2: To change the name of the Company to "National Grid Holdings One plc"

THAT, conditional on the Scheme becoming effective, the name of the Company be changed to "National Grid Holdings One plc".

Explanatory note

Upon the Scheme becoming effective, National Grid will become a subsidiary of New National Grid. Resolution 2 seeks approval for National Grid to change its name to National Grid Holdings One plc, thus enabling New National Grid to assume the name "National Grid Group plc".

Resolution 2 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolutions 3 to 11 are ordinary resolutions which will be passed if more than 50 per cent. of the votes cast are in favour of the resolutions.

The purpose of Resolutions 3 to 10 is to seek shareholder approval for the adoption by New National Grid of executive and employee share option plans to replace those currently operated by National Grid.

ORDINARY RESOLUTIONS

Resolution 3: To approve the National Grid Executive Share Option Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Executive Share Option Plan 2002 to be adopted by New National Grid plc (the "Executive Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Executive Plan into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Executive Plan or to establish other plans based on the Executive Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Executive Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Executive Plan, notwithstanding that they may have an interest in the Executive Plan (except that no such Director may be counted in a quorum or vote on his own participation) and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 3 seeks approval for the adoption by New National Grid of an executive share option plan, details of which are given on pages 41 and 42 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the National Grid Executive Share Option Plan approved by National Grid Shareholders in 2000. It will enable executive share options to be granted each year at market price of, except in exceptional circumstances, up to a maximum value of three times salary. The exercise of options initially granted under the Plan will be subject to the performance of the Group when measured against a comparator group of approximately 20 utility companies in the UK and the US.

Resolution 4: To approve the National Grid Employee Share Ownership Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Employee Share Ownership Plan 2002 including the related Trust Deed to be adopted by New National Grid plc (the "UK Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the UK Plan into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary, and establishing an unapproved plan to mirror the benefits available under the UK Plan should the Directors consider that to be appropriate;

(c) the Directors of New National Grid plc be authorised to establish schedules to the UK Plan or to establish other plans based on the UK Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the UK Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the UK Plan, notwithstanding that they may have an interest in the UK Plan and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 4 seeks approval for the adoption by New National Grid of an all-employee share ownership plan, details of which are set out on pages 43 and 44 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the National Grid Employee Share Ownership Plan approved by National Grid Shareholders in 2000 and is intended to encourage employee share ownership as a means of fostering the commitment of employees to the long-term success of the Group. The plan is in accordance with UK Government policy on employee share ownership and contains three elements:

1. *Free Shares:* *shares which New National Grid may award to employees in a tax-advantaged way;*
2. *Partnership Shares:* *shares which employees buy from their before-tax income; and*
3. *Matching Shares:* *additional Free Shares which New National Grid may award to employees who buy Partnership Shares.*

New National Grid will choose which, if any, of the above elements to offer to eligible employees in any year.

Resolution 5: To approve the National Grid Savings Related Share Option Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Savings Related Share Option Plan 2002 to be adopted by New National Grid plc (the "Sharesave Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Sharesave Plan into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary, adopting similar plans for the employees of each subsidiary of New National Grid plc but operating over shares in New National Grid plc, and establishing an unapproved plan to mirror the benefits available under the Sharesave Plan should the Directors consider that to be appropriate;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Sharesave Plan or to establish other plans based on the Sharesave Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Sharesave Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Sharesave Plan, notwithstanding that they may have an interest in the Sharesave Plan and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 5 seeks approval for the adoption by New National Grid of an employee savings-related plan, details of which are set out on page 44 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the National Grid Savings Related Share Option Scheme approved by National Grid Shareholders in 1999 and, if approved, will enable the grant of options to purchase shares at a discount to those UK employees who enter into special savings contracts to save over a three- or five-year period. The plan will be open to all UK employees, subject to certain eligibility criteria.

Resolution 6: To approve the National Grid Employee Stock Purchase Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Employee Stock Purchase Plan 2002 to be adopted by New National Grid plc (the "US Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the US Plan into effect, including, but not limited to, making such amendments as may be necessary to comply with any federal, state or local laws, rules or regulations and/or make such other amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the US Plan or to establish other plans based on the US Plan to take account of local tax, exchange controls and securities laws outside the US, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the US Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the US Plan, notwithstanding that they may have an interest in the US Plan and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 6 seeks approval for the adoption by New National Grid of a US stock purchase plan, details of which are set out on page 45 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the US Employee Stock Purchase Plan approved by National Grid Shareholders in 1999. If approved, it will enable US employees to use a savings plan to purchase shares in a tax-efficient manner, thus providing them with a similar benefit to that provided to UK employees under the Savings Related Share Option Plan.

Resolution 7: To approve the National Grid Share Matching Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Share Matching Plan 2002 to be adopted by New National Grid plc (the "Matching Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary or desirable to carry the Matching Plan into effect, including, but not limited to, making such amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Matching Plan or to establish other plans based on the Matching Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Matching Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Matching Plan, notwithstanding that they may have an interest in the Matching Plan (except that no such Director may be counted in a quorum or vote on his own participation) and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 7 seeks approval for the adoption by New National Grid of a share matching plan, details of which are set out on pages 45 and 46 of the document of which this notice forms part.

The share matching plan is similar to, and is intended to replace, the Share Matching Scheme approved by National Grid Shareholders in 1996. Under the terms of the proposed plan, Executive Directors and certain executives will be able to invest a portion of any cash bonus in shares, which will then be held in trust. Provided that the individual concerned has remained in New National Grid's employment and has not disposed of shares

held in trust, New National Grid will match the shares purchased by the individual after a three-year holding period and all the shares will be released from trust. A cash payment equivalent to any dividend payments on matching shares will also be made on the release of shares from trust. With suitable modifications, the plan may be extended to US executives.

Resolution 8: To approve the National Grid USA Incentive Thrift Plans I and II

THAT, conditional on the Scheme becoming effective:

(a) the National Grid USA Incentive Thrift Plans I and II to be adopted by New National Grid plc (the "Thrift Plans"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Thrift Plans into effect, including, but not limited to, making such amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Thrift Plans or to establish other plans based on the Thrift Plans to take account of local tax, exchange control or securities laws outside the US, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Thrift Plans; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Thrift Plans, notwithstanding that they may have an interest in the Thrift Plans and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 8 seeks approval for the amendment by New National Grid of the existing incentive thrift plans, details of which are set out on pages 46 and 47 of the document of which this notice forms part.

They will allow all qualifying employees in the US to contribute a portion of income into the plan, subject to certain limits, and to direct how their contributions are to be invested among various options, including New National Grid ADSs.

The plan will be open to all US employees, subject to certain eligibility requirements.

Resolution 9: To approve the National Grid Employee Trust 2002

THAT, conditional on the Scheme becoming effective:

(a) the establishment of the National Grid Employee Trust 2002 by New National Grid plc (the "Employee Trust"), the main features of which are summarised in Part IV of the document of which this notice forms part and which will be constituted by a trust deed a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Employee Trust into effect, including, but not limited to, making such amendments as those Directors may consider necessary; and

(c) the Directors of New National Grid plc be authorised to vote and to be counted in a quorum on any matter connected with the Employee Trust, notwithstanding that they may have an interest in the Employee Trust and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 9 seeks approval for the establishment by New National Grid of an employee trust, details of which are set out on page 47 of the document of which this notice forms part. If approved, the trust will operate in conjunction with certain of the share plans described in Resolutions 3 to 8, by holding shares to be delivered to participants.

Resolution 10: To approve the National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002

THAT, conditional on the Scheme becoming effective:

(a) the establishment of the National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002 by New National Grid plc ("QUEST No. 2"), the main features of which are summarised in Part IV of the document of which this notice forms part and which will be constituted by a trust deed a copy of which is produced to the meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the QUEST No. 2 into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary; and

(c) the Directors of New National Grid plc be authorised to vote and to be counted in a quorum on any matter connected with the QUEST No. 2, notwithstanding that they may have an interest in the QUEST No. 2 and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 10 seeks approval for the establishment by New National Grid of a qualifying employee share ownership trust ("QUEST"), details of which are set out on page 47 of the document of which this notice forms part. If approved, the QUEST will operate in conjunction with certain of the share plans described in Resolutions 3 to 8, by holding shares to be delivered to participants.

Resolution 11: To authorise the Company to make donations to EU political organisations and incur EU political expenditure

THAT the Company and its wholly-owned subsidiary, The National Grid Company plc, be authorised to:

(a) make donations to EU political organisations; and

(b) incur EU political expenditure,

in an aggregate amount not exceeding £100,000 during the period beginning on the date of passing of this resolution and ending on the date of the Annual General Meeting of the Company in 2002. For the purposes of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Explanatory note

Resolution 11 seeks approval from shareholders to enable National Grid and National Grid Company to make donations or incur expenditure which they would otherwise be prohibited from making or incurring following the coming into force of the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (the "new legislation") earlier this year.

Amongst other things, the new legislation prohibits companies from making donations or incurring expenditure in excess of an aggregate of £5,000 in relation to political organisations in the European Union in the 12 month period following the date of their first Annual General Meeting after the new legislation came into effect (and in each succeeding 12 month period), unless such donations and expenditure have been approved in advance by the company's shareholders.

National Grid does not currently make donations to political parties in the European Union, nor will New National Grid do so without the specific approval of its shareholders. However, the new legislation contains wide definitions of "donations", "EU political expenditure" and "EU political parties" and, as a result, it is possible that National Grid may be prohibited from supporting, for example, bodies concerned with policy review or law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it is in shareholders' interests for National Grid to support.

If Resolution 11 is passed, National Grid and National Grid Company will be authorised to make donations and incur expenditure which might otherwise be prohibited by the new legislation, up to a limit of, in aggregate, £100,000. The Directors consider that the authority is necessary to:

(a) *provide National Grid and National Grid Company with comfort that they will not, because of uncertainties as to the interpretation of the scope and interpretation of the new legislation, unintentionally commit a technical breach of the new legislation; and*

(b) *allow National Grid and National Grid Company to continue to provide financial and other support to organisations which it is in shareholders' interests for them to support.*

New National Grid has passed a resolution to the same effect as Resolution 11, which will come into force upon the Scheme becoming effective. The authority conferred on National Grid and National Grid Company by Resolution 11 will cease to be effective at that time, as the new legislation requires that the relevant resolution be granted by the ultimate holding company of any group of companies seeking authority thereunder. In accordance with the new legislation, New National Grid (or, if for any reason the Scheme does not become effective, National Grid) will disclose in its next Annual Report any donation to any EU political organisation and any EU political expenditure made or incurred by any member of the Group which is in excess of £200.

On behalf of the Board
Fiona Smith
Group General Counsel and Company Secretary

Registered Office:
15 Marylebone Road
London
NW1 5JD

10 December 2001

Registered in England
and Wales No. 2367004

Notes:

1. A member (shareholder) of the Company who is entitled to attend and vote at the meeting but is unable to be present in person is entitled to appoint a proxy or proxies to attend the meeting and, on a poll, to vote on his or her behalf. A proxy need not be a member of the Company. A Form of Proxy (Card B) is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of the document of which this notice forms part.
2. A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to the Depositary, The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as soon as possible and in any event by 5.00 p.m. (New York time) on 3 January 2002. Those who hold their American Depositary Shares through a bank, broker or other financial institution should consult with that institution to determine the deadline by which their voting instructions must be returned.
3. Copies of the Company's existing Articles of Association, copies of the Articles of Association as proposed to be amended by paragraph (e) of the Resolution numbered 1 set out in the notice of Meeting and copies of the New National Grid Share Plans as proposed to be adopted by the Resolutions numbered 3 to 10 set out in the notice of Meeting are available for inspection at the offices of CMS Cameron McKenna, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on 7 January 2002 and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting.
4. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00 p.m. on 5 January 2002 (or, if later, 48 hours before the conclusion or adjournment of the Court Meeting) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. on 5 January 2002 (or, if later, 48 hours before the conclusion or adjournment of the Court Meeting) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Instructions on completing Forms of Proxy

How to fill in the Forms of Proxy

You are entitled to appoint a proxy or proxies to attend the Court Meeting and to vote on your behalf on the poll which will be conducted at the Court Meeting. To appoint a proxy or proxies, you must complete and sign the enclosed reply-paid Form of Proxy for the Court Meeting (Card A). You are kindly requested to return your Form of Proxy to our share registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY so that it is received no later than 11.00 a.m. on 5 January 2002. Forms of Proxy may also be handed to the Chairman at the Court Meeting before the start of the meeting.

You are entitled to appoint a proxy or proxies to attend the Scheme EGM on your behalf and, in the event that a poll is called, to vote on your behalf. To appoint a proxy or proxies, you must complete the enclosed reply-paid Form of Proxy for the Scheme EGM (Card B), sign it and return it to Lloyds TSB Registrars (at the address above) so that it is received no later than 11.15 a.m. on 5 January 2002.

If someone else signs either or both of the Forms of Proxy on your behalf, their authority to do so must be returned with the relevant Form(s) of Proxy. If the appointer is a corporation, the Form(s) of Proxy must be executed under its common seal or signed on its behalf by a duly appointed officer or attorney. The appropriate power of attorney or other authority or a notarially certified copy of such power (if any), should be returned with the relevant Form(s) of Proxy. In the case of joint shareholders, any one holder may sign the Form(s) of Proxy. If more than one holder signs, only the vote of the first named on the Company's share register will be accepted. Any alterations to each Form of Proxy must be initialled.

Before filling in either Form of Proxy, please read the notes set out below.

What is a poll?

Votes on most resolutions at a general meeting of the Company are decided on a show of hands in which each shareholder present is entitled to cast one vote irrespective of the number of shares registered in his or her name.

However, if a poll is called in accordance with the Company's Articles of Association (a common situation being where the result of a show of hands is unclear), or in the case of the Court Meeting, where voting on a poll is required, every shareholder of the Company (whether present in person at the meeting or represented by proxy) is entitled to cast a number of votes equal to the number of shares registered in his name.

Who can be appointed a proxy?

You can appoint anyone you like as your proxy or proxies: a proxy does not have to be a shareholder of the Company. If you wish, you can also appoint more than one proxy. However, you are responsible for ensuring that the person you appoint is able and willing to attend the Court Meeting and/or the Scheme EGM on your behalf. If your proxy does not attend the Court Meeting and/or the Scheme EGM your vote will not be cast in the event of a poll. Unless you specifically nominate another person or persons to attend the Court Meeting and/or the Scheme EGM to vote on your behalf, the Chairman of the Meeting will be appointed as your proxy and will vote on your behalf according to your instructions.

If you wish to appoint as your proxy someone other than the Chairman, cross out the words "the Chairman of the Meeting" on the Form(s) of Proxy and write the full name(s) of your proxy or proxies in the space provided.

In what circumstances will a proxy be able to vote at the Scheme EGM?

Your proxy will be able to vote on your behalf on a Resolution at the Scheme EGM only if a poll is called on that Resolution. Proxies cannot vote on a show of hands.

How do I instruct my proxy on how my votes should be cast?

The Resolutions to be proposed at the Court Meeting and the Scheme EGM are set out in full in the notices of the Court Meeting and the Scheme EGM on the preceding pages. The Resolutions are described in abbreviated form on the Form(s) of Proxy.

To instruct your proxy on how you wish your votes to be cast at the Court Meeting, please sign either the "For" or the "Against" box on Card A.

To instruct your proxy on how your votes should be cast in the event that a poll is called at the Scheme EGM, please tick the appropriate box opposite each Resolution on Card B to show whether your proxy should vote "For" or "Against" or should abstain.

Please note that if you do not give specific voting instructions on each Resolution by placing a tick in the appropriate box, your proxy will be free to vote or abstain on each Resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to each Resolution) which may properly come before the Scheme EGM.

What happens if I appoint a proxy, then decide to attend the Court Meeting and/or the Scheme EGM myself?

Even if you return the appropriate completed Forms of Proxy, you will still be entitled to attend the Court Meeting and the Scheme EGM instead of your proxy and to participate in voting if you so wish. On a poll in which you vote in person, the votes of any proxy appointed by you will be disregarded.

Can I appoint my proxy electronically?

You may, if you wish, register the appointment of a proxy electronically by logging on to the website at *www.sharevote.co.uk.* Alternatively, if you have registered for a Shareview portfolio, log on to your portfolio at *www.shareview.co.uk* and click on "Company Meetings". You will need your Voting Reference Numbers (the three 8-digit numbers on the Forms of Proxy). To register the appointment of a proxy for the Court Meeting, you will need to use the Voting Reference Numbers on the Form of Proxy for the Court Meeting (Card A). To register the appointment of a proxy for the Scheme EGM, you will need to use the Voting Reference Numbers on the Form of Proxy for the Scheme EGM (Card B). In order to register the appointment of a proxy for both meetings, you must log on separately using each set of Voting Reference Numbers. Full details of the procedures are given on the websites. The proxy appointment and instructions must be received by Lloyds TSB Registrars by 11.00 a.m. (in the case of the Court Meeting) and 11.15 a.m. (in the case of the Scheme EGM) on 5 January 2002. Please note that any electronic communication that is found to contain a computer virus will not be accepted. Before using the internet service you should read the material particulars of the conditions of use of the service in section 14 of Part IV of this document.

Please do not disclose your Voting Reference Number to anyone else, unless you wish them to give instructions on your behalf.

Printed by **Burrups**, a St Ives Company B64558x/2928
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take and if you are in the UK, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should *immediately consult another appropriately authorised independent professional adviser.*

If you have sold or otherwise transferred all of your National Grid Shares, National Grid ADSs or Lattice Shares, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises listing particulars dated 14 June 2002 relating to National Grid and which has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger and are also available as set out in section 17 of Part I of this document.

National Grid Lattice

National Grid Group plc

to be renamed

National Grid Transco plc

Listing Particulars
relating to the admission to the Official List
of up to 1,400,000,000 ordinary shares of 10 pence each
in connection with the recommended merger with

Lattice Group plc

Sponsored by N M Rothschild & Sons Limited

Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Transco Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes admission to official listing on a stock exchange. New National Grid Transco Shares will be issued only to Lattice Shareholders in accordance with the Lattice Scheme. New National Grid Transco Shares will not be made generally available or marketed to the public. It is expected that Admission will become effective and dealings for normal settlement will commence in the New National Grid Transco Shares at 8.00 a.m. on the Lattice Scheme Effective Date.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme have not been, and are not required to be, registered under (i) the US Securities Act of 1933, as amended, in reliance on the exemption in section 3(a)(10) thereof or (ii) any US state securities laws. Neither the SEC nor any state securities commission in the US has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.

N M Rothschild & Sons Limited is acting exclusively as financial adviser and sponsor to National Grid and for no one else in connection with the Merger and the proposed listing of the New National Grid Transco Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Merger, the proposed listing or admission to trading.

J.P. Morgan plc and Cazenove & Co. Ltd are acting as financial advisers to Lattice and for no one else in connection with the Lattice Scheme and the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of J.P. Morgan plc and Cazenove & Co. Ltd or for providing advice in relation to the Lattice Scheme and the Merger.

AND PRINCIPAL ADVISERS

Registered and Head Office of National Grid
15 Marylebone Road
London NW1 5JD

Sponsor and Financial Adviser
N M Rothschild & Sons Limited
New Court, St Swithin's Lane
London EC4P 4DU

Joint Brokers
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Legal Advisers
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Auditors and Reporting Accountants
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Bankers
Barclays Bank plc
54 Lombard Street
London EC3P 3AH

PRINCIPAL ADVISERS TO LATTICE

Joint Financial Advisers
J.P. Morgan plc
125 London Wall
London EC2Y 5AJ

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

Joint Brokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

Legal Advisers
Linklaters
One Silk Street
London EC2Y 8HQ

Auditors and Reporting Accountants
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond National Grid or Lattice's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this document include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither National Grid nor Lattice undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document other than as required by law or regulation.

Page

All times shown in this document are London times unless otherwise stated

Saturday, 13 July 2002	2.30 p.m.: Latest requested time for receipt of forms of proxy for the Lattice Court Meeting[(1)]
	2.45 p.m.: Latest time for receipt of forms of proxy for the Lattice EGM
	6.00 p.m.: Lattice Voting Record Time for the Lattice Court Meeting and the Lattice EGM
Monday, 15 July 2002	2.00 p.m.: Lattice AGM
	2.30 p.m.: Lattice Court Meeting[(2)]
	2.45 p.m.: Lattice EGM[(3)]
Friday, 19 July 2002	3.00 p.m. (New York time): Latest time for receipt of voting instruction cards in respect of National Grid ADSs for the National Grid EGM[(4)]
Sunday, 21 July 2002	11.30 a.m.: Latest time for receipt of forms of proxy for the National Grid EGM
Tuesday, 23 July 2002	11.00 a.m.: National Grid AGM
	11.30 a.m.: National Grid EGM[(5)]
Autumn 2002	Lattice hearing date: Court hearing of the petition to sanction the Lattice Scheme[(6)]
Autumn 2002	Lattice Scheme Record Time, being 6.00 p.m. on the last business day before the Lattice Scheme Effective Date, which will be the last day of dealings in Lattice Shares[(6)]
Autumn 2002	Lattice Scheme Effective Date and completion of the Merger:[(6)]
	– by 8.00 a.m.: National Grid renamed National Grid Transco
	– 8.00 a.m.: Dealings in New National Grid Transco Shares commence on the London Stock Exchange
	– 8.00 a.m.: Crediting of New National Grid Transco Shares to CREST accounts
Autumn 2002	Despatch of New National Grid Transco Share certificates no later than 14 days after the Lattice Scheme Effective Date[(6)]

Notes:

(1) If the form of proxy for the Lattice Court Meeting is not returned by this time, it may be handed to the chairman of the Lattice Court Meeting before the start of the meeting and will still be valid.

(2) To commence at 2.30 p.m., or, if later, immediately after the conclusion or adjournment of the Lattice AGM.

(3) To commence at 2.45 p.m., or, if later, immediately after the conclusion or adjournment of the Lattice Court Meeting.

(4) If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

(5) To commence at 11.30 a.m., or, if later, immediately after the conclusion or adjournment of the National Grid AGM.

(6) The actual dates for these events will be set by reference to the date on which the final regulatory condition to the Merger is satisfied or waived and upon agreement with the Court. Following satisfaction or waiver of the final regulatory condition to the Merger, the dates will be notified to National Grid Shareholders and Lattice Shareholders by announcement via the Regulatory News Service of the London Stock Exchange.

INFORMATION ON THE MERGER AND NATIONAL GRID TRANSCO

1. Introduction

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company with a combined market capitalisation of approximately £15.1 billion (based on the National Grid Closing Price and the Lattice Closing Price). Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco.

National Grid Group is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution and gas distribution networks in the north-eastern US. Lattice is the holding company of Transco, which is the owner, operator and developer of the substantial majority of Britain's natural gas transportation system. Further information on National Grid Group and Lattice Group can be found in Parts II and III of this document, respectively.

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid and Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time. Based on the National Grid Closing Price of 492 pence, this values one Lattice Share at 184.5 pence. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The Merger is to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during autumn 2002.

2. Overview of National Grid Transco

National Grid Transco will own, operate and develop the high-voltage electricity transmission network in England and Wales and Britain's principal natural gas transportation system. The Merged Group's UK electricity transmission network will consist of approximately 4,900 miles of overhead lines and underground cables, whilst its natural gas network in Britain will comprise approximately 4,100 miles of high pressure pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines. In addition, National Grid Transco will own and operate all of the liquefied natural gas storage facilities in Britain, located at strategic positions on the National Transmission System.

In the US, National Grid Transco will own, operate and develop electricity transmission and distribution assets with a total length of approximately 84,000 miles, serving over 3.2 million electricity customers in New England and New York State. It will also own a gas distribution network comprising over 8,000 miles of pipelines and mains, serving over 500,000 customers in New York State.

In addition, the Merged Group will provide infrastructure services in the UK, targeted particularly at the mobile telecommunications industry, with a portfolio of approximately 9,740 towers and other sites generating revenue and/or available for marketing. National Grid Transco will also have interests in a number of other telecommunications businesses and energy-related and infrastructure services companies.

3. Business strategy

The core skills of National Grid Transco will lie in the design, construction, system operation and maintenance, regulatory management and customer service activities associated with operating complex networks. The Merged Group will utilise the complementary assets and skills of the combined businesses of National Grid Group and Lattice Group to create value for shareholders and benefits for customers within the framework of incentive-based regulatory environments and competitive markets. National Grid Transco will be primarily focused on regulated electricity and gas networks. These are stable businesses, capable of generating cash and earnings to

support the Merged Group's investment strategy and its progressive dividend policy, described in section 12 below.

The National Grid Transco Directors believe that they can create shareholder value from continued efficiency improvements arising from cost savings and the use of new technology. The Merger will generate savings in the UK from the elimination of duplicate head office costs and other central costs and from combining the support services provided to the regulated electricity and gas businesses. Prospects for future outperformance of regulatory targets and improving returns will be enhanced by additional savings generated from the progressive combination of certain activities of the two UK transmission businesses, sharing of best practice and financial synergies.

Significant synergies are also expected to be available over time by the sharing of best practice between the UK and the US businesses.

The National Grid Transco Directors intend to utilise the increased financial capacity of the Merged Group and its combined expertise in operating both gas and electricity networks to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe. The National Grid Transco Directors believe that, outside the UK, National Grid Transco can create additional value in electricity and gas distribution by offering high-quality customer service and in electricity and gas transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

National Grid Transco intends to withdraw from its existing investments in alternative telecommunications network operators and related businesses. However, the National Grid Transco Directors believe that there are attractive opportunities to leverage the Merged Group's infrastructure skills and assets in the UK and the US to provide towers and other sites and related infrastructure services to the mobile telecommunications industry.

4. Benefits arising from the Merger

The directors of National Grid and Lattice believe that the Merger will create a business which is able to generate significant benefits for shareholders from opportunities in a number of areas:

4.1 Utilisation of complementary skills to maximise value for shareholders and customers

Since the respective privatisations of National Grid and, in the case of Lattice, British Gas, both National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice are confident of exceeding their current regulatory efficiency targets, which took effect from April 2001 for National Grid and April 2002 for Transco.

National Grid Group and Lattice Group share a complementary set of core skills and the Merger will provide an opportunity to improve the co-ordination of the operations of their respective electricity and gas delivery businesses.

The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least £100 million by the end of the first full financial year following the completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs, other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses. Additional savings are expected to be achievable from the progressive combination of certain activities of the two UK transmission businesses, further sharing of best practice and further financial synergies.

4.2 Financial impact

The Merger is expected to enhance earnings per share (before exceptional items) for both National Grid Shareholders and Lattice Shareholders in the first full financial year following completion of the Merger(1). The Merged Group will seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the financial year ended 31 March 2002.

(1) The statement that the Merger will be earnings per share enhancing for National Grid Shareholders and Lattice Shareholders should not, however, be interpreted to mean that earnings per share in the first full financial year following completion of the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities, particularly in the US.

Pro forma financial information for the Merged Group can be found in Part VI of this document.

4.3 Enhanced growth opportunities

National Grid has a proven track record in creating significant value for shareholders through expansion in the US and, following recent acquisitions, including that of Niagara Mohawk which was completed earlier this year, is one of the largest energy delivery companies in the north-eastern US.

The US is the world's largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks. The increased financial capacity of the Merged Group, combined with expertise in managing both gas and electricity networks, should enable it to continue to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe as markets are liberalised and structural reforms are implemented.

National Grid Group and Lattice Group utilise their skills and assets to provide infrastructure services to the mobile telecommunications industry in the UK. Combining the two companies' activities in this area will create the third largest independent provider of towers and other sites to the mobile telecommunications industry in the UK. The complementary geographic fit of these businesses is expected to enhance growth opportunities by offering broader coverage. National Grid Transco will continue National Grid Group's development of a similar business in the US.

5. Current trading and prospects

5.1 National Grid

On 30 May 2002, National Grid announced its preliminary results for the year ended 31 March 2002.

In the UK, National Grid continues to demonstrate its expertise in the operation of complex regulated networks. This core business made excellent progress during the financial year ended 31 March 2002 and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represented an important step in the continuing development of National Grid's US business. National Grid will continue to take advantage of opportunities provided by its rate plans and integration synergies to improve performance and to achieve its target returns.

Since 31 March 2002, National Grid has continued to perform well. On 13 June 2002, National Grid Company announced the issue of RPI-linked bonds in an aggregate amount of £400 million with maturities between 2018 and 2032. The net proceeds of the issue will be used for general corporate purposes. The National Grid Directors' confidence in the strength and prospects of the business allows them to confirm their aim to deliver sustained growth in dividends per share (expressed in sterling) of 5 per cent. per annum in real terms for each year to 31 March 2006.

5.2 Lattice

Lattice's over-riding strategic priority is to outperform Transco's new regulatory targets, whilst maintaining the drive for continuous improvement in safety, reliability and service.

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services will be operated on a national basis to maximise economies of scale.

Over the duration of the new price control period, Transco is expected to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs. The Lattice Directors remain confident that further outperformance should be achievable.

With regard to telecommunication interests, SST is expected to generate a positive operating cash flow during the course of the financial year ended 31 March 2003. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

The Lattice Enterprises' portfolio will continue to be actively managed, nurturing those growth opportunities complementary to energy delivery.

Since 31 March 2002, Lattice has continued to perform well.

5.3 National Grid Transco

Based on the current performance of both National Grid and Lattice (which, following completion of the Merger, will form National Grid Transco), combined with the expected benefits of the Merger, the National Grid Transco Directors have confidence in the prospects for the Merged Group.

6. Board of directors

The Board of National Grid Transco will be drawn from the Boards of both National Grid and Lattice. The proposed members of the National Grid Transco Board are:

Chairman (Non-executive)	Sir John Parker*
Deputy Chairman (Non-executive)	James Ross
Group Chief Executive	Roger Urwin
Group Finance Director	Steve Lucas*
Group Director	Edward Astle
Group Director	Steven Holliday
Group Director	Colin Matthews*
Group Director	Rick Sergel
Group Corporate Affairs Director	John Wybrew*
Non-executive Director	John Grant
Non-executive Director	Kenneth Harvey*
Non-executive Director	Bonnie Hill
Non-executive Director	Paul Joskow
Non-executive Director	Stephen Pettit*
Non-executive Director	George Rose*

* New National Grid Transco Directors

It is anticipated that the Group Directors of National Grid Transco will have the following roles and responsibilities:

- Edward Astle will be responsible for all of the Merged Group's infrastructure services, the majority of the businesses currently forming Lattice Enterprises and the Merged Group's remaining telecommunications businesses;
- Steven Holliday will be responsible for National Grid Group's UK electricity transmission business and for bringing this together with Transco's National Transmission and Trading;
- Colin Matthews will be responsible for Transco's distribution networks and Metering and Meter Reading services; and
- Rick Sergel will be responsible for National Grid Group's US utility businesses.

7. Corporate governance

Following the Merger, National Grid Transco will continue to maintain the Code of Business Practice established by National Grid, constructed around the Principles of Good Governance contained in the Combined Code appended to the Listing Rules. The Audit, Remuneration and Nominations Committees of National Grid, as described in section 7 of Part II of this document, will also be maintained, with appropriate alterations to the composition of these committees to reflect the membership of the Board of National Grid Transco. It is intended that the committee structure of National Grid Transco will be reviewed following completion of the Merger.

8. Employees

National Grid Group and Lattice Group attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees. As far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid Group and Lattice Group will be fully safeguarded.

9. Summary of the terms of the Merger

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger on 22 April 2002.

The Merger is to be implemented by way of the Lattice Scheme. Under the terms of the Lattice Scheme, National Grid will issue New National Grid Transco Shares to Lattice Shareholders and their existing Lattice Shares will be cancelled. Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the basis of 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time, and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Upon completion of the Merger, Lattice will become a wholly-owned subsidiary of National Grid. National Grid will change its name to National Grid Transco and will retain its listings on both the London Stock Exchange and the New York Stock Exchange. The Special Shareholder will retain the National Grid Special Share, the rights of which will be amended, principally to reflect National Grid Transco's ownership of Transco. Under the terms of the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid to the Special Shareholder and the Lattice Special Share will be cancelled.

Upon completion of the Merger, the issued share capital of National Grid Transco will be approximately 3,100 million National Grid Transco Shares of which National Grid Shareholders and Lattice Shareholders will hold approximately 57.3 per cent. and 42.7 per cent. respectively, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

10. Inducement fee

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an inducement fee agreement under which each party agrees to pay the other a fee of £60 million if certain events occur which result in the Merger not completing in accordance with its terms. Further details on the inducement fee agreement are set out in section 19.1.2(a) of Part IX of this document.

11. Conditions, consents and timing

The Merger is subject to the conditions and further terms set out in Part VIII of this document, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice, sanction of the Lattice Scheme by the Court and satisfaction of certain regulatory conditions, as described below.

The Merger will require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid EGM. Special resolutions to change the name of National Grid to National Grid Transco and to adopt the National Grid Transco Articles will also be proposed at the National Grid EGM. The National Grid Transco Articles incorporate changes to the rights of the Special Shareholder, principally to reflect National Grid Transco's ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum aggregate amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. At the National Grid EGM, an ordinary resolution will also be proposed to approve the 2002 Share Plan.

The implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. The statutory majority required to approve the Lattice Scheme at the Lattice Court Meeting is a simple majority in number of the Lattice Shareholders present and voting (either in person or by proxy), representing not less than 75 per cent. of the number of Lattice Shares held by Lattice Shareholders who vote at the Lattice Court Meeting. The Lattice Court Hearing is expected to be held in autumn 2002. Lattice Shareholders will have the opportunity to attend the Lattice Court Hearing, to support or oppose the Lattice

Scheme and to appear in person or be represented by Counsel. At the Lattice EGM, a special resolution will be proposed to approve the implementation of the Lattice Scheme. In order to pass the special resolution, not less than 75 per cent. of the votes cast by Lattice Shareholders must be in favour of the resolution.

The Lattice Scheme can only become effective if all the conditions to which the Lattice Scheme is subject have been satisfied or waived by no later than 31 March 2003, or such later date, if any, as National Grid and Lattice may agree and the Court may allow. The Lattice Scheme will become effective upon a copy of the Order being registered by the Registrar of Companies. Once the Lattice Scheme becomes effective, the terms will be binding on all Lattice Shareholders irrespective of whether they attended the Lattice Court Meeting and irrespective of the manner in which they voted.

In addition, the Merger cannot be completed until National Grid and Lattice have received to their satisfaction, acting reasonably, certain regulatory and other consents and approvals in the UK and the US. In the UK, the required regulatory approvals include the Secretary of State not referring the Merger or any matter arising therefrom or related thereto to the Competition Commission. A decision by the Secretary of State is expected during July 2002. A further condition of the Merger is that any modification sought by the Authority to the licences held by National Grid Company and Transco is on terms satisfactory to both National Grid and Lattice, acting reasonably. The Authority has undertaken an initial consultation about regulatory issues arising from the Merger and this may, in time, lead to further consultation about licence modifications. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as the holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as the holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission. In addition the Secretary of State has given these consents without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

The only regulatory approval outstanding in the US is authorisation from the SEC under the Public Utility Holding Company Act of 1935 in respect of the amount that National Grid may invest in utility companies outside the US and the financing arrangements for such investments. In reviewing National Grid's application, the SEC will consider whether the financing arrangements would have an adverse impact on the financial integrity of National Grid, any US utility subsidiary of National Grid, such subsidiary's customers, and the ability of US state regulatory commissions to protect such utility subsidiaries and customers. The SEC will also consider the financial performance of National Grid's UK utility operations and its telecommunications investments. National Grid believes that the SEC will authorise the financing of the Merger, although there can be no assurance that this authorisation will be granted. National Grid believes that the SEC will issue its authorisation during autumn 2002, but there is no statutory deadline by which the SEC must act on National Grid's application.

It is expected that the Lattice Scheme will become effective and that the Merger will complete during autumn 2002.

12. Year end and dividends

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March.

Lattice Shareholders who were entitled to receive Lattice's second interim dividend of 5.4 pence per Lattice Share received this dividend on 14 June 2002. As has been previously announced, Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Lattice Scheme, will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

Following completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid's progressive dividend policy, which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003, expected to be announced at the time of its interim results for the six months ending 30 September 2002.

If the Merger is approved by National Grid Shareholders and Lattice Shareholders but does not become effective prior to the announcement of National Grid's interim results for the six months ending 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will receive an interim dividend from Lattice on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent. of the dividend declared per National Grid Share for the period. The amount of this dividend is consistent with the exchange ratio under the Merger and will reflect National Grid's current dividend policy.

13. National Grid Transco share plans

13.1 Proposed National Grid Transco Performance Share Plan 2002

The remuneration committee of National Grid is seeking shareholder approval at the National Grid EGM for the 2002 Share Plan in order to ensure that it will have sufficient flexibility to set and operate an appropriate remuneration policy for senior executives within the Merged Group. The 2002 Share Plan will replace a similar Lattice share scheme in respect of which no awards will be made after completion of the Merger.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. The remuneration committee of National Grid Transco will consider whether, and if so how, to operate the 2002 Share Plan in conjunction with the existing National Grid Share Plans. It will do so in the context of ensuring that senior executives of the Merged Group continue to receive competitive, but not excessive, levels of remuneration which provide an appropriate balance between fixed and incentive pay and between short-term and long-term incentives and which, in its view, are in the overall best interests of all shareholders.

The remuneration committee's policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of National Grid Transco and shareholders will be given an opportunity to vote on that policy as part of the Directors' remuneration report at future Annual General Meetings of National Grid Transco.

The key feature of the 2002 Share Plan is that recipients may receive an award of National Grid Transco Shares at the discretion of the remuneration committee of National Grid Transco worth up to 1.25 x base salary each year. In determining the actual level of awards, the remuneration committee of National Grid Transco will have regard both to external market practice and the level of awards (if any) under the National Grid Share Plans. Awards will not be made to the same participants in the same financial year under all three of National Grid Transco's discretionary share incentive plans. Any awards under the 2002 Share Plan will normally only vest if challenging performance criteria (set at the date of award) are satisfied and the participant remains employed by the Merged Group for a period of at least three years. While it is for the remuneration committee to determine appropriate performance criteria, it is not currently envisaged that awards will normally vest at all unless National Grid Transco's total shareholder return is at least at the median of an appropriate comparator group and will not fully vest unless its total shareholder return is at least in the upper quartile. The remuneration committee will not operate the 2002 Share Plan without first consulting the Association of British Insurers and National Grid Transco's principal shareholders regarding the terms of its operation.

A summary of the 2002 Share Plan is set out in section 10 of Part IX of this document.

13.2 National Grid Share Plans

Completion of the Merger will not affect the National Grid Share Plans.

13.3 Lattice Share Schemes

Following completion of the Merger, no further awards will be made under the Lattice Share Schemes except in respect of the Lattice Group All Employee Share Ownership Plan under which further awards may be made. Any such further awards will be over National Grid Transco Shares.

A summary of the Lattice Group All Employee Share Ownership Plan is set out in section 11.2.4 of Part IX of this document.

14. Listings, dealings and settlement information

National Grid Transco will have its primary listing on the London Stock Exchange. Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. The expected timetable will be finalised following satisfaction or waiver of the final regulatory condition to the Merger and upon agreement with the Court. National Grid Shareholders and Lattice Shareholders will be notified of the finalised timetable by announcement via the Regulatory News Service of the London Stock

Exchange. It is expected that Admission will become effective and that dealings for normal settlement in the New National Grid Transco Shares will commence on the Lattice Scheme Effective Date (which is expected to be during autumn 2002). National Grid Transco will maintain National Grid's listing of ADSs on the New York Stock Exchange.

On the Lattice Scheme Effective Date, Lattice Shares will cease to be listed on the Official List. The last day of dealings in Lattice Shares on the London Stock Exchange will be the last business day before the Lattice Scheme Effective Date.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates, which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form through ADR certificates will also retain their ADR certificates, which will remain valid as ADSs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADRs issued and any previously outstanding ADR certificates presented for registration of transfer will be issued in the name of National Grid Transco.

For Lattice Shareholders who hold their Lattice Shares in a CREST account, New National Grid Transco Shares are expected to be credited to the relevant CREST account at 8.00 a.m. on the Lattice Scheme Effective Date. For those Lattice Shareholders holding Lattice Shares in certified form, definitive share certificates for the New National Grid Transco Shares are expected to be despatched no later than 14 days after the Lattice Scheme Effective Date.

It is expected that, shortly following completion of the Merger, details will be sent to National Grid Transco Shareholders of a share dealing facility.

15. Overseas shareholders

The implications of the Lattice Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK (each an "overseas shareholder") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Lattice Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of New National Grid Transco Shares to any overseas shareholder would infringe the laws of any jurisdiction outside the UK, or would require National Grid to observe any governmental or other consent or any registration, filing or other formality, the Lattice Scheme provides that such New National Grid Transco Shares to which such overseas shareholder would otherwise be entitled shall either (i) be issued to a nominee for such shareholder appointed by National Grid on terms that such nominee shall, as soon as practicable, sell the shares so issued or (ii) be issued to the overseas shareholder and then sold on his behalf. In either case, the net proceeds of sale will be remitted to the relevant overseas shareholder.

Overseas holders of Lattice Shares should refer to section 18 of Part IX of this document, which contains important information relevant to securities law in certain overseas jurisdictions.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Lattice Scheme. For summaries of the UK and overseas taxation consequences of holding New National Grid Transco Shares, see sections 16 and 17, respectively, of Part IX of this document.

16. Meetings

The Lattice Court Meeting has been convened for 2.30 p.m. on Monday, 15 July 2002 (the same date as the Lattice AGM) or, if later, immediately after the conclusion or adjournment of the Lattice AGM, pursuant to an order of the Court. At the Lattice Court Meeting, or at any adjournment thereof, Lattice Shareholders will consider and, if thought fit, approve the Lattice Scheme.

The Lattice EGM has been convened for 2.45 p.m. on Monday, 15 July 2002 (the same date as the Lattice AGM and the Lattice Court Meeting) or, if later, immediately after the conclusion or adjournment of the Lattice Court Meeting. At the Lattice EGM, or at any adjournment thereof, Lattice Shareholders will consider and, if thought fit, pass the resolutions necessary to implement the Lattice Scheme and the Merger.

The National Grid EGM has been convened for 11.30 a.m. on Tuesday, 23 July 2002 (or, if later, immediately after the conclusion or adjournment of the National Grid AGM convened for 11.00 a.m. that day). At the National

Grid EGM, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, pass, inter alia, the resolutions necessary to approve and implement the Merger.

17. Listing Particulars

A copy of these Listing Particulars is available on the National Grid website at *www.nationalgrid.com*. Copies are also available, free of charge, by application to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by calling the shareholder helpline on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Fridays, at any time prior to completion of the Merger. A copy of the Listing Particulars may also be obtained from the registered office of National Grid Group plc, 15 Marylebone Road, London NW1 5JD, the registered office of Lattice Group plc, 130 Jermyn Street, London SW1Y 4UR, or the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. In addition, a copy of this document may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, and at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. A copy will also be available for inspection at the National Grid EGM and the Lattice EGM. Holders of National Grid ADSs may obtain a copy of the Listing Particulars free of charge by contacting the ADS holder helpline on 1-800-466-7215 in the US (or, from outside the US, 1-610-312-5315).

Information on National Grid Group

1. Overview of National Grid Group

National Grid Group is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution networks and gas distribution networks in the north-eastern US. It also operates electricity interconnectors between England and each of France and Scotland and between the US and Canada. National Grid Group is also developing an electricity interconnector in Australia and has interests in electricity transmission networks in Argentina and Zambia with joint venture partners.

National Grid Group has transferred its network skills to the telecommunications market. Its interests include wholly-owned infrastructure businesses in the UK and US.

After completion of the Merger, as described in Part I of this document, National Grid Transco will continue to undertake the operations and activities described in this Part II and will also undertake the operations and activities of Lattice Group described in Part III of this document.

2. History and development of National Grid Group

2.1 Corporate history

In 1990, the electricity industry in England and Wales was restructured under the terms of the Electricity Act. National Grid Company assumed, from the CEGB, ownership and control of the electricity transmission system and the CEGB's interests in the interconnectors with France and Scotland. At the same time a holding company was established for National Grid Company, the principal shareholders of which were the 12 RECs.

The holding company was re-named The National Grid Group plc in November 1995. In December 1995, National Grid's ordinary shares were admitted to trading on the London Stock Exchange's market for listed securities, at which time seven RECs distributed to their respective shareholders all or part of their holdings in National Grid. One further REC distributed to its shareholders its holding in National Grid in January 1996. As required by the National Grid Articles, all the RECs (including their affiliates) had disposed of holdings in excess of 1 per cent. of National Grid's issued ordinary share capital by December 1996. The National Grid Special Share was issued in 1990 and is held by the Secretary of State.

National Grid ADSs were listed on the New York Stock Exchange in October 1999. In March 2000, National Grid was registered as a holding company under the US Public Utility Holding Company Act of 1935.

On 31 January 2002, National Grid was introduced as the new holding company for the National Grid group by means of a Court-sanctioned scheme of arrangement undertaken in connection with the acquisition of Niagara Mohawk.

2.2 Development of the business

National Grid Group's initial investments in electricity activities outside the UK were in Argentina and Zambia in 1993 and 1997 respectively. In 2000, National Grid Group entered the US electricity market with the acquisitions of NEES and EUA. In January 2002, National Grid Group expanded its presence in the US energy sector through the acquisition of Niagara Mohawk. These three companies now operate as National Grid USA, an electricity transmission and distribution and gas distribution business operating in Massachusetts, Rhode Island, New Hampshire and New York State. The National Grid Directors believe that National Grid USA provides an excellent platform from which to expand National Grid Group's activities in the north-eastern US. Further information on National Grid USA is given in section 4.3 below.

National Grid Group's involvement in telecommunications activities began in 1993 with the establishment of Energis and subsequently expanded to include joint ventures in Poland and Latin America. In addition, National Grid Group has wholly-owned infrastructure services businesses in the UK and US, GridCom and NEESCom respectively.

On 30 May 2002, National Grid Group announced its decision to withdraw from its existing investments in alternative telecommunications network operators. National Grid Group has fully written down the carrying value of these telecommunications investments and has provided for all expected related liabilities. Further information on the National Grid Group's telecommunications interests is set out in section 4.5 below.

3. Financial summary

The summary financial information for the three years ended 31 March 2002 in the table below has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part IV of this document. The summary financial information set out in the remainder of this Part II for the three years ended 31 March 2002 has been extracted without material adjustment from the Annual Report of National Grid for the year ended 31 March 2002. National Grid Shareholders and Lattice Shareholders should read the whole of this document and not just rely on the summary information in this Part II.

	Year ended 31 March		
Summary National Grid Group profit and loss account	**2002 £m**	**2001 £m**	**2000 £m**
Turnover	4,401.0	3,799.7	1,614.7
Operating profit before exceptional items and goodwill amortisation	874.7	739.4	554.0
Exceptional costs	(121.4)	(45.3)	—
Impairment of investments in joint ventures and associate	(792.3)	—	—
Goodwill amortisation[1]	(90.4)	(84.6)	(8.2)
Total operating (loss)/profit	(129.4)	609.5	545.8
Exceptional profit relating to partial disposal of Energis	20.1	243.3	1,029.6
Profit on disposal of investments	10.6	20.1	—
Profit on disposal of tangible fixed assets	22.0	—	—
Net interest			
– excluding exceptional item	(292.5)	(255.1)	(67.5)
– exceptional item	(92.5)	—	—
	(385.0)	(255.1)	(67.5)
(Loss)/profit before taxation	(461.7)	617.8	1,507.9
Taxation			
– excluding exceptional items	(85.4)	(182.1)	(152.8)
– exceptional items	60.1	235.4	(229.5)
	(25.3)	53.3	(382.3)
(Loss)/profit after taxation	(487.0)	671.1	1,125.6
Minority interests	(6.3)	(6.9)	(3.6)
	(493.3)	664.2	1,122.0

Note:

(1) Includes goodwill relating to joint ventures and associate.

Throughout this section 3, unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

The increase in operating profit in the year ended 31 March 2001 principally reflected the first full-year contribution from National Grid USA together with increased contributions from Energis and electricity transmission joint ventures. The improvement in operating profit was partially offset by the increased losses of Intelig and other telecommunications joint ventures and lower profit contributions from UK transmission and UK interconnectors.

The increase in operating profit in the year ended 31 March 2002 reflected two months contribution from Niagara Mohawk, increased contributions from the UK transmission and US transmission and distribution businesses, and reduced losses of Intelig. These were partially offset by lower contributions from UK interconnectors and US stranded costs recovery and generation, plus increased losses from group telecommunications activities, telecommunications joint ventures and Energis.

Exceptional costs in the year ended 31 March 2002 principally reflect restructuring and integration costs associated with a reorganisation within the UK, and the integration of Niagara Mohawk. The 2001 exceptional costs related to the integration of NEES and EUA. During the year ended 31 March 2002, National Grid Group recorded impairments of the Latin American telecommunications investments (£290.4 million), the investment in Energis (£392.1 million) and the investment in Energis Polska (£109.8 million), including provision for related liabilities.

The increase in goodwill amortisation in the year ended 31 March 2001 was mainly as a result of the NEES and EUA acquisitions. The further increase in the year ended 31 March 2002 was due to the acquisition of Niagara Mohawk.

In each of the years ended 31 March 2002, 2001 and 2000, National Grid Group recorded exceptional profits of £20.1 million, £243.3 million and £1,029.6 million respectively which were associated with the partial disposals of its shareholding in Energis. In addition, in 2002 National Grid Group recorded exceptional profits on the disposals of a joint venture (£10.6 million) and tangible fixed assets (£22.0 million) and in 2001, an exceptional profit of £20.1 million on the disposal of its market services businesses.

The increase in net interest in the year ended 31 March 2001 was largely attributable to the acquisitions of NEES and EUA, which were funded out of cash balances and new borrowings. The increase in the year ended 31 March 2002 is explained by the acquisition of Niagara Mohawk and an increase in National Grid Group's share of associated undertakings net interest charge, partially offset by interest rate reductions, principally on US dollar borrowings.

In the year ended 31 March 2002, National Grid Group recorded an exceptional interest charge relating to its share of a joint venture's foreign exchange financing charge arising form the devaluation of the Argentine Peso.

The effective tax rates for each of the years ended 31 March 2002, 2001 and 2000, excluding the impact of exceptional items, were 17.4 per cent., 45.6 per cent. and 31.9 per cent. respectively. In the years ended 31 March 2002 and 2001, the tax charges excluding exceptional items include credits of £73 million and £20 million respectively arising from an adjustment to prior years' tax.

The exceptional tax credit in 2001 of £235.4 million primarily represents the reversal of the 2000 exceptional tax charge of £229.5 million relating to the exceptional profit on the partial disposal of Energis, and arises from the realisation of capital losses for tax purposes as a result of National Grid Group restructurings.

4. National Grid Group's businesses

4.1 Transmission in England and Wales

4.1.1 Regulatory framework

The electricity industry in England and Wales is regulated primarily under the Electricity Act and the Utilities Act which together established the Authority and a regime for the licensing of electricity generation, transmission, distribution and supply. The Authority is responsible for the supervision and enforcement of the licensing regime. It also has concurrent powers with the Director General of Fair Trading under the Competition Act 1998.

Under the Electricity Act, the Authority's principal objective in carrying out its functions relating to licensing is to protect the interests of consumers in relation to electricity conveyed by distribution systems, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the generation, transmission, distribution or supply of electricity.

National Grid Group's principal UK operating subsidiary, National Grid Company, is the sole holder of the electricity transmission licence for England and Wales and is the owner and operator of the high-voltage electricity transmission system. It is required, under the terms of the regulatory regime, to develop, operate and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.

The transmission licence came into effect in March 1990, was substantially restated in September 2001 and, unless revoked, will continue in force until terminated by the Authority at not less than 25 years' notice. It is revocable by the Authority upon the occurrence of certain events. These include National Grid Company failing to comply with certain orders made under the Electricity Act or competition legislation, failing to pay financial penalties under the Electricity Act or becoming subject to certain events of insolvency. The licence conditions can be changed using the procedures in the Electricity Act or in the conditions themselves.

Other provisions in the licence prohibit discrimination by National Grid Company in its dealings with its customers and require the transmission system to be planned, developed and operated in accordance with specified system security and quality of supply standards which cover both the integrated network and connections.

With the principal exception of the procurement and use of balancing services in connection with the operation of its transmission system, described in section 4.1.5(iii) below, National Grid Company is prohibited by the terms of the transmission licence from purchasing or otherwise acquiring electricity on its own account for the purpose of sale to third parties, except with the consent of the Authority. The transmission licence requires National Grid Company to submit to the Authority audited accounts in respect of its UK transmission business and to procure that the transmission business does not give any cross-subsidy to or receive any cross-subsidy from any other business of National Grid Company or any affiliate or related undertaking of National Grid Company. The transmission licence also provides for regulation of National Grid Company's transmission revenues, further details of which are set out in section 4.1.5 below.

The licence includes provisions to ring fence the activities of National Grid Company from other activities of National Grid Group through: restrictions that prevent National Grid Company from undertaking activities other than its licensed businesses (subject to a de minimis exception); ensuring that sufficient management and financial resources are available to National Grid Company; undertakings that National Grid and other companies within National Grid Group will (i) not take any action that would cause National Grid Company to breach the licence or the Electricity Act and (ii) make information available to the Authority where needed; an obligation to use reasonable endeavours to maintain an investment grade issuer credit rating; and obligations to deal on an arm's length basis and normal commercial terms with other companies within National Grid Group, restricting in particular guarantees, transfer of resources and cross-default arrangements.

In enforcing the transmission licence and other obligations imposed by the Electricity Act, the Authority can make legally enforceable orders, which may include monetary penalties. The Electricity Act enables the Authority (subject to passing of the relevant statutory instrument) to levy financial penalties on transmission licensees for contravening any licence condition or relevant requirement of the Electricity Act or Utilities Act.

The Authority is seeking to introduce common rules for trading arrangements and transmission access across Britain, commonly known as the British Electricity Trading and Transmission Arrangements or BETTA. These rules are expected to replace the separate arrangements currently in existence for England and Wales on the one hand and Scotland on the other. Following a series of consultations, and subject to appropriate legislation being passed, it is currently expected that BETTA will be implemented by April 2004.

4.1.2 National Grid Company's customers

National Grid Company's customers are:

- the generators who own and operate the generating stations at which electricity is produced;
- the interconnector users who trade electricity across the interconnectors with Scotland and France;
- the electricity distribution companies who transfer electricity from the transmission network across their local distribution networks to customers;
- the electricity suppliers who purchase electricity under contract and sell it to their customers; and
- directly-connected customers, who are industrial consumers of electricity and whose premises, by reason of the size and technical characteristics or location of their electricity demand, are directly connected to National Grid Company's transmission network.

4.1.3 Physical assets

The transmission network in England and Wales consists of approximately 4,500 miles of overhead lines, approximately 400 miles of underground cable and some 340 substations at around 230 separate sites. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV.

National Grid Company plans and develops the transmission network to meet the needs of customers and to ensure continued compliance with security standards specified in the transmission licence. Capital expenditure on the renewal, reinforcement and extension of the transmission network, including interest capitalised, was £370.6 million in the year ended 31 March 2002, compared with £361.2 million in the year ended 31 March 2001 and £286.5 million in the year ended 31 March 2000.

4.1.4 Operation and control

Day-to-day operation and control of the transmission system involve the continuous matching of generation output to demand for electricity, ensuring the stability and security of the power system and the maintenance of

satisfactory voltage and frequency. These activities are undertaken from the National Grid control centre in Berkshire, with safety management of the transmission system being co-ordinated from the network operations centre in the Midlands.

National Grid Company is responsible for matching generation and demand in real time 24 hours a day in order to maintain the quality and security of electricity supply. Since the new electricity trading arrangements were introduced on 27 March 2001, National Grid Company has discharged this obligation by procuring and using services, known collectively as balancing services, from parties to the balancing and settlement arrangements including generators, suppliers and large industrial consumers of electricity. Balancing services comprise ancillary services procured by National Grid Company under contract, principally from generators, the acceptance by National Grid Company of bids and offers to increase or decrease the quantities of electricity to be delivered to or taken from the total system and electricity traded by National Grid Company, either bilaterally or on recognised power exchanges. The balancing services incentive scheme described below gives National Grid Company a financial incentive to undertake this activity efficiently.

4.1.5 Transmission revenues

As transmission asset owner and system operator, National Grid Company is responsible for the development, construction, maintenance, operation and commercial management of the transmission network. It earns its revenues as transmission asset owner through charges to generators, interconnector users, distributors, suppliers and directly-connected customers for use of and connection to the transmission system and, as system operator, through charges for the provision of balancing services.

(i) Revenue-controlled charges

Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The Authority sets the restriction to allow the recovery of what the Authority considers to be an efficient level of costs and a reasonable rate of return on capital employed. The revenue restriction formula is reviewed from time to time by the Authority, typically at intervals of four to five years. The current revenue restriction was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. In the first year of the current revenue restriction, permitted revenue was determined by reference to a pre-determined amount which is set out in the transmission licence. From 1 April 2002, revenue is permitted to increase annually in line with RPI, minus an efficiency factor, X, which has been set by the Authority at 1.5. The revenue restriction formula also contains an adjustment mechanism that adjusts revenue by reference to the level of capital expenditure undertaken by National Grid Company in relation to new generation connections.

(ii) Post-1990 connection charges

National Grid Company is permitted by the transmission licence to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

(iii) Balancing Services Use of System Charges and Balancing Services Incentive Scheme

Revenue from charges for provision of balancing services described in section 4.1.4 above is regulated by means of the balancing services incentive scheme set out in the transmission licence. This sets an annual target for the external costs incurred by National Grid Company in balancing the system in the period up to 31 March 2003. The transmission licence provides that, if external costs are below £460 million in the 365 days up to 31 March 2003, National Grid Company will retain 60 per cent. of the savings up to a maximum potential income of £60 million. If external costs are more than £460 million, National Grid Company will bear 50 per cent. of the excess up to a maximum potential liability of £45 million. Targets have also been set for internal costs associated with balancing the system, which are subject to the same percentage sharing factors as for external costs.

(iv) Procurement of ancillary services

Ancillary services are included within the balancing services described in section 4.1.4 above. National Grid Company is able to recover the costs incurred in procuring ancillary services as part of its balancing services activity.

(v) Other transmission revenue

National Grid Company also undertakes maintenance work for generators and distributors. Charges for these services are unregulated.

(vi) Financial summary

UK transmission turnover was £1,241.8 million in the year ended 31 March 2002 (2001: £1,315.6 million, 2000: £1,319.7 million); operating profit in the same period, before exceptional reorganisation costs, amounted to £524.7 million (2001: £486.3 million, 2000: £523.1 million).

4.2 UK interconnectors

National Grid Group has ownership interests in interconnectors with France and Scotland. Arrangements for the auctioning of the capacity of the French interconnector are described below. National Grid Company is required to set its charges for use of the Scottish interconnector to recover no more than a reasonable rate of return on the capital represented by the interconnector. However, it is expected that following the introduction of BETTA, described in section 4.1.1 above, there will be no special charging arrangements for the Scottish interconnector.

Operating profit from UK interconnectors in the year ended 31 March 2002 was £19.8 million (2001: £42.8 million, 2000: £46.6 million). The reduction in operating profit for interconnectors in the year ended 31 March 2002 is largely attributable to the fall in wholesale electricity prices in England and Wales, which limited the value of capacity to users of the French interconnector.

4.2.1 France

The interconnector with France has a nominal transfer capability of 2,000 MW in either direction and consists of four pairs of submarine cables, together with land-based equipment on either side of the English Channel. National Grid Company owns two pairs of cables and the land-based equipment on the English side, the remaining assets being owned by Gestionnaire du Reseau de Transport d'Electricité ("RTE"), the transmission division of Electricité de France.

National Grid Company auctions (jointly with RTE) blocks of interconnector capacity to third parties on timescales ranging from three years to one day. Auctions of three-year and one-year blocks representing approximately sixty per cent. of the total capacity of the interconnector have been completed. An auction for 300 MW capacity from April to June 2002 has also been held and the remaining capacity is being offered in daily auctions.

4.2.2 Scotland

National Grid Company's transmission network is interconnected with that of Scottish Power plc, which in turn is interconnected with that of Scottish and Southern Energy plc. National Grid Company owns the interconnector assets up to the national boundary between England and Scotland. The full transfer capability of the National Grid Company's interconnector assets is currently made available under contract to Scottish Power plc and Scottish and Southern Energy plc, which pay charges to National Grid Company for use of its assets based on the availability of the interconnector.

The interconnector currently has a nominal transfer capability of 1,600 MW, but this is often limited by system conditions to lower levels. Under the terms of an agreement with Scottish Power plc and Scottish and Southern Energy plc, work is in progress to increase the capability of the interconnector to 2,200 MW. Full availability of this increased capability awaits completion of a new transmission line in North Yorkshire.

4.2.3 Interconnector business development

National Grid Group's strategy is to extract value from its interconnector skills by designing, building and operating new interconnectors where there is potential for trading between electricity markets. National Grid Group is currently investigating the potential for new interconnectors between England and Norway, between England and the Netherlands and between Wales and the Republic of Ireland. National Grid Group's involvement in the Basslink interconnector project in Australia is described in section 4.4.3 below.

4.3 United States

4.3.1 Introduction

National Grid Group entered the US market in 2000 through the acquisition of NEES and EUA at a cost of approximately £2.1 billion and £0.4 billion respectively (excluding any assumed debt). On 31 January 2002, National Grid Group completed its acquisition of Niagara Mohawk at a cost of approximately £2.2 billion (excluding any assumed debt), more than doubling the size of its US business. These three companies now operate as National Grid USA.

In aggregate, National Grid USA operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles located in Massachusetts, Rhode Island, New Hampshire and New York. It is the leading electricity transmission and distribution service provider in the north-eastern US by reference to energy delivered and length of transmission network and the ninth largest utility in the US, as measured by the number of electricity distribution customers, which exceeds 3.2 million. It also operates a natural gas delivery system of over 8,000 miles of pipelines and mains serving over 500,000 customers in New York State. Following completion of the acquisition of Niagara Mohawk and its integration into National Grid Group's existing US operations, National Grid USA's electricity transmission and distribution and gas distribution businesses have been organised into two divisions, New England and New York.

In addition, National Grid USA owns minority interests in three nuclear generating units which are permanently shut down and in two operating nuclear generating units which it is in the process of divesting, together with a telecommunications company, NEESCom, which are described in greater detail in sections 4.3.6 and 4.5.4 below.

4.3.2 Financial summary

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in the year ended 31 March 2002 was £378.3 million (2001: £293.6 million). The New England division included:

- £165.6 million (2001: £154.8 million) from electricity distribution;
- £60.3 million (2001: £49.6 million) from electricity transmission;
- £17.3 million (2001: £22.3 million) from the US-Canada interconnector;
- £44.3 million (2001: £61.7 million) from stranded cost recovery and generation; and
- £5.1 million (2001: £7.9 million) from nuclear generation joint ventures.

The contribution from the New York division (formerly Niagara Mohawk) for the two months following completion of the acquisition of Niagara Mohawk on 31 January 2002, included:

- £66.8 million from electricity; and
- £17.0 million from gas.

The acquisition of Niagara Mohawk was earnings enhancing after goodwill amortisation but before exceptional costs.

The summary above does not show comparative figures for the year ended 31 March 2000 for National Grid USA as the company was created on 22 March 2000, through the acquisition of NEES. As a result of the short period of ownership, the operating profit of National Grid USA in the year ended 31 March 2000 was not material and is therefore not presented.

4.3.3 Electricity – New England

National Grid USA owns and operates a network of approximately 31,000 miles of distribution lines and 3,000 miles of transmission lines in Massachusetts, Rhode Island and New Hampshire, serving over 1.7 million customers.

(i) Operating environment

(a) Electricity industry restructuring

The electricity industries in Massachusetts, Rhode Island and New Hampshire have been restructured to promote competition in the electricity market and to give customers a choice of electricity supplier.

Prior to this industry restructuring, the New England electricity distribution companies now forming part of National Grid USA supplied electricity to all retail customers in their respective service territories and purchased all of their electricity requirements from their transmission affiliate NEP. Since the restructuring, National Grid USA's New England electricity distribution companies have opened their retail markets to competition and NEP has sold, or is in the process of selling, its remaining generating capacity.

(b) Standard offer and default obligations

As part of the electricity industry restructuring arrangements, National Grid USA's New England electricity distribution companies are required to make electricity supply available to certain customers in their respective service territories under transitional arrangements known generally as standard offer service.

Standard offer service is available to retail customers who have chosen not to select an alternative supplier. In the year ended 31 March 2002, approximately two-thirds of electricity delivered by National Grid USA's New England electricity distribution companies was on standard offer terms. Almost all of the electricity required to supply standard offer customers in New England is purchased by National Grid USA under contracts whose terms substantially match the duration of the requirement to provide standard offer service. The standard offer terms allow for rates to be adjusted for changes in fuel prices, subject to regulatory approval.

The New England electricity distribution companies are also obliged to make a default service available to customers who are not eligible for standard offer service and have not obtained electricity supply from an alternative supplier. In Massachusetts, default service is also available to new customers, defined as customers who started taking service after 1 March 1998. National Grid USA purchases electricity under short-term wholesale contracts to meet the requirements of default service customers. Under the regulatory settlements, electricity purchase costs incurred by National Grid USA's New England electricity distribution companies for the default service are passed on to customers.

(c) Stranded cost recovery

Under the regulatory settlements associated with the industry restructuring described in section 4.3.3(i)(a) above, NEP is permitted to recover the costs associated with investment in generating capacity, including investments in nuclear generation and related decommissioning contributions and contractual commitments which were not recovered from the sale of its generating capacity and, where applicable, a return on those costs. NEP recovers these costs, which are known as stranded costs, from its wholesale customers, including National Grid USA's New England electricity distribution companies, through contract termination charges. The electricity distribution companies are permitted in turn to recover these costs through delivery charges to all retail customers. The return on the stranded costs and generation contributed £44.3 million to National Grid Group's operating profits in the year ended 31 March 2002 (2001: £61.7 million). The recovery of stranded costs reduces the stranded cost base on which NEP is allowed to earn a return. As a consequence, the future contribution of this segment to National Grid Group's operating profits will decrease.

(ii) Electricity distribution

In New England, National Grid USA has four electricity distribution companies which are:

- Massachusetts Electric, which serves approximately 1.2 million customers in Massachusetts;
- Narragansett Electric, which serves approximately 460,000 customers in Rhode Island;
- Granite State Electric, which serves approximately 38,000 customers in New Hampshire; and
- Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

The companies have entered into agreements approved by their respective regulators which provide for rate reductions for electricity delivery and (with the exception of Granite State Electric) other provisions to ensure that service quality is maintained or improved. The performance of Massachusetts Electric, Narragansett Electric and Nantucket Electric in terms of service quality during the year to 31 March 2002, resulted in these companies incurring penalties of $6.6 million in aggregate.

(a) Massachusetts Electric

Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy, distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, distribution rates will be indexed to the average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Massachusetts Electric has agreed that increases in its distribution rates will initially be capped at 90 per cent. of the regional average. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared equitably between customers and Massachusetts Electric from January 2010 until May 2020. The rate plan also includes annual service quality

incentives or penalties of up to 2 per cent. of annual distribution and transmission revenue, which equates to approximately $13 million a year, based on performance in areas including reliability and customer satisfaction.

(b) Narragansett Electric

Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission ("RIPUC"), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 31 December 2004. During the rate freeze, Narragansett Electric is permitted to retain earnings up to 12 per cent. return on equity. Any earnings between 12 per cent. and 13 per cent. will be shared equally with customers. If earnings exceed 13 per cent., the excess will be divided between customers and the company, with customers receiving 75 per cent.

From 1 January 2005, distribution rates will be set by the RIPUC in accordance with Narragansett Electric's cost of service. From that date until the end of 2019 the company will be able to include in its cost of service half of any proven savings achieved since the merger of two former EUA distribution companies into Narragansett Electric. Narragansett Electric will file evidence of the merger savings with the RIPUC in either 2002 or 2003, at the company's option, and these savings will be subject to further verification in 2007.

The Narragansett Electric rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. The service quality provisions include penalties of up to $2.4 million in any year for poor performance.

(c) Granite State Electric and Nantucket Electric

The current rates for Granite State Electric are subject to regulation by the New Hampshire Public Utilities Commission and became effective in July 1998. Nantucket Electric's distribution rates are linked to Massachusetts Electric's rates and became effective on 1 May 2000.

(iii) Electricity transmission and interconnector

In New England, National Grid USA's network of approximately 3,000 miles of transmission lines is operated and maintained by its subsidiary NEP. NEP also delivers electricity in bulk to National Grid USA's four New England electricity distribution companies. It receives transmission revenues under local and regional transmission tariffs. Transmission rates are regulated by the FERC and enable NEP to recover its costs of providing transmission services, including a return on capital employed.

The despatch of generation and transmission across New England is performed under the authority of an independent system operator, ISO New England, Inc.

The electricity networks in New England are interconnected with that of Hydro Quebec in Canada through an interconnector which has a nominal transfer capability of 2,000 MW. National Grid USA has ownership interests in the interconnector and derives revenues from providing rights of use to third parties.

4.3.4 Electricity and gas – New York

In New York, National Grid USA owns and operates over 41,000 miles of electricity distribution lines and 9,000 miles of transmission lines, with an interconnection to its New England electricity system, together with a gas delivery system of over 8,000 miles of pipelines and mains, through its recently acquired subsidiary, Niagara Mohawk. Niagara Mohawk has over 1.5 million electricity distribution customers. It also has over 500,000 retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers.

Electricity distribution and transmission are presented together for the New York division as they are fully integrated. There is no separate company owning and operating the transmission assets as in New England. The despatch of generation and transmission across New York is performed under the authority of an independent system operator, New York ISO.

(i) Rate regulation

Niagara Mohawk's distribution and transmission rates are regulated by the NYPSC and the FERC respectively. As in New England, regulatory initiatives in New York State have encouraged the separation of electricity generation, transmission and distribution in order to promote competition and reduce prices to customers. A restructuring plan approved by Niagara's Mohawk's regulator, the NYPSC, and introduced in 1998 required that all customers should be allowed to choose their electricity supplier by the end of 1999 and provided for reductions in residential, commercial and industrial rates. Niagara Mohawk was permitted to recover the stranded

costs associated with its restructuring, including costs arising from the divestiture of generation assets at less than book value, and with the buy-out of some of its contractual commitments to purchase electricity at over-market prices from independent power producers. Since September 2001, the restructuring plan has permitted Niagara Mohawk to pass through to customers the full commodity cost of power.

The restructuring plan also included a gas rate agreement with the NYPSC which provides for a freeze on gas delivery rates until the end of August 2003, but permits Niagara Mohawk to pass through to customers gas commodity and transportation costs. Niagara Mohawk is able to earn a threshold return on equity of 10 per cent., or up to 12 per cent. if certain customer migration and customer awareness targets are achieved, and is required to share with customers earnings above this threshold.

As part of the regulatory approval process for the acquisition of Niagara Mohawk, a ten-year rate plan was approved by the NYPSC on 28 November 2001. Under the terms of the plan, the existing freeze on gas delivery rates will continue until the end of 2004. Electricity delivery rates will be reduced by $152 million and will then be subject to only limited adjustments for a period of ten years. However, Niagara Mohawk's ability to adjust rates to reflect changes in the forecast commodity prices of oil and gas will continue. The balance of stranded costs recoverable in the future was reduced by the write-off of $123 million associated with the sale of the Nine Mile Point nuclear power plants described in section 4.3.6 below and will be further reduced by approximately $850 million pursuant to their disposal. Niagara Mohawk will be permitted to earn a return on its remaining stranded costs. Under the plan, Niagara Mohawk will be allowed to earn a return on equity of up to 11.75 per cent. or 12.0 per cent. if certain customer education targets are met. Returns above this level up to 14.0 per cent. will be shared equally between customers and Niagara Mohawk. If returns exceed 14.0 per cent. but are below 16.0 per cent., customers will receive 75 per cent. of the excess with Niagara Mohawk receiving the balance. Should returns exceed 16.0 per cent., customers will receive 90 per cent. of the excess with the balance being retained by Niagara Mohawk. The merger rate plan also contains service quality provisions based on penalties of up to $24 million annually if defined customer service goals are not achieved.

(ii) Standard offer and default service obligations

Niagara Mohawk is the provider of last resort for its customers who do not exercise their right to choose a new supplier. As of 31 March 2002, Niagara Mohawk provides electricity supply to 85 per cent. of its customer load. Niagara Mohawk no longer owns any electricity generation facilities and meets its electricity supply requirements through purchased power agreements and open market purchases. These costs are passed on to customers.

(iii) Stranded cost recovery

Under its regulatory settlement, Niagara Mohawk is allowed to recover part of the costs associated with its investment in generating capacity – stranded costs – from its customers. As part of the ten-year rate plan described in section 4.3.4(i) above, Niagara Mohawk agreed to forgo the collection of approximately $850 million in nuclear-related stranded costs, but is allowed to recover a return on equity of 10.60 per cent. on the remaining regulatory assets associated with its stranded generation costs. These costs will be fully recovered during the rate plan. In addition, any variable stranded costs associated with above market purchased power agreements will also be fully recovered, whether they occur during or after the rate plan period.

4.3.5 Transmission market reform and future developments

The transmission sector in the US is undergoing fundamental structural change. The FERC's objective is to create a seamless, national competitive wholesale electricity market supported by adequate generation and transmission infrastructure. To this end, it is encouraging electricity utilities to separate their market activities from the ownership, operation and control of transmission assets. In its Order 2000, the FERC required electricity utilities to file proposals for transferring the management of such assets to RTOs.

The FERC has indicated that it wants RTOs to have a large geographic scope. However, it has not yet been determined which RTO will cover the New England and New York regions.

National Grid continues to evaluate how best to participate in the development of the transmission sector in the US. Within the New England and New York regions, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company within an RTO. In other regions of the US, National Grid's participation may involve the acquisition and operation of the transmission assets of participants in RTOs.

In November 2001, National Grid announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance RTO concept has undergone change in response to orders issued

by the FERC. Under orders issued in December 2001 and April 2002, the members of the Alliance would be allowed to function as an independent transmission company under the umbrella of another organisation acting as RTO. In addition, in May 2002, discussions began among members of the Alliance, National Grid USA and two other RTOs as to whether the Alliance should be divided and operate under those two RTOs. The ultimate shape and operation of the Alliance are both uncertain and are subject to further agreements among the parties and approval from the FERC.

4.3.6 Generation

National Grid USA has historically had ownership interests in six nuclear generating units in New England and two nuclear generating units in New York through NEP and Niagara Mohawk respectively. Three of the units in New England have been permanently shut down. These are Yankee Atomic (in which it owns 34.5 per cent.), Maine Yankee (in which it owns 24 per cent.) and Connecticut Yankee (in which it owns 19.5 per cent.). Of the three New England units that are still in operation, NEP's interest in Millstone 3 has been sold and its interests in the two remaining New England units, Vermont Yankee (in which it owns 23.9 per cent.) and Seabrook (in which it owns 9.96 per cent.) are in the process of being sold.

Vermont Yankee Nuclear Power Corporation, the operator of Vermont Yankee, announced on 15 August 2001 that it had agreed to sell the generating unit, including NEP's interest, to Entergy Corporation for $180 million. Under this agreement, NEP's portion of the sale proceeds would be approximately $40.5 million. The agreement also provides for the transfer of associated decommissioning obligations to Entergy Corporation which will assume decommissioning liability for the plant. The sale is subject to the approval of the Public Service Board of Vermont, the US Nuclear Regulatory Commission, the FERC and other regulatory authorities.

On 15 April 2002, eight of the 11 joint owners of Seabrook announced that they reached an agreement to sell their combined 88.2 per cent. interest in Seabrook to FPL Group, Inc. for $836.6 million. Under this agreement, NEP's portion of the gross sales proceeds would be approximately $94.1 million, whilst FPL Group, Inc. will assume responsibility for ultimate decommissioning of Seabrook and receive the Seabrook decommissioning funds, including a top-up payment by NEP and other sellers. Pursuant to pre-existing agreements with the non-selling owners of Seabrook (Massachusetts Municipal Wholesale Electric Company, the Taunton Municipal Lighting Plant, and the Hudson Light and Power Department), NEP will first offer its interest in Seabrook to the non-selling owners on equivalent terms offered by FPL Group. The non-selling owners will then have two months to notify NEP if they will purchase NEP's interest in Seabrook. The sale is subject to the approval of the US Nuclear Regulatory Commission, the FERC and other state and federal authorities and is expected to be completed by the end of 2002.

Until the sales of the Vermont Yankee and Seabrook units are complete, NEP will share with customers, through contract termination charges, 80 per cent. of the revenue and operating cost relating to its interest in these units, with the remaining 20 per cent. going to its operating profit or loss.

For each nuclear generating unit in which it retains an interest, NEP is liable for funding its pro rata share of costs, including the estimated costs of decommissioning. A decommissioning trust fund has been established by the operator of each unit, to which NEP is contributing its pro rata share of the estimated costs of decommissioning.

As set out in section 4.3.3(i)(c), NEP is able to recover the costs associated with its investment in nuclear generation, including decommissioning contributions, through contract termination charges. Net proceeds from sales of nuclear generating units have been and will be credited against future contract termination charges.

Niagara Mohawk completed the disposal of its interests in nuclear generating units with the sale of Nine Mile Point Nuclear Power Station No. 1 and its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2 to a subsidiary of Constellation Energy Group, Inc., announced on 7 November 2001. The sale agreement provided for a partial payment at closing and then five annual principal and interest payments. At closing, Niagara Mohawk received $104 million for Nine Mile Point Nuclear Power Station No. 1 and $167 million for its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2. In April 2002 the buyer elected to prepay the annual payments of $261.5 million, which include interest of $11.7 million. Under the terms of the NYPSC's approval of the sale, Niagara Mohawk's regulatory rate base will be reduced by the full amount of the principal but not by the interest payable.

On completion of the sale, Niagara Mohawk transferred to the buyer its existing decommissioning funds. The buyer assumed responsibility for all future decommissioning costs and Niagara Mohawk has no further obligation to pay decommissioning costs. The transaction includes two purchased power agreements under which the buyer will provide electricity to Niagara Mohawk at fixed prices for approximately eight years (Nine Mile Point Nuclear Power Station No.1) and ten years (Nine Mile Point Nuclear Power Station No.2). After the

completion of the Nine Mile Point Nuclear Power Station No.2 purchased power agreement, a revenue sharing agreement begins, which will provide a hedge against electricity price increases.

4.3.7 Other generation-related businesses

In November 2001, Niagara Mohawk sold Niagara Mohawk Energy Marketing, Inc., its unregulated energy marketing business to Select Energy, Inc. for approximately $38.5 million.

National Grid USA has a 50 per cent. interest in Canadian Niagara Power Company Limited. In March 2002, National Grid USA announced an agreement to sell its interest to the remaining owner, Fortis Inc., for Canadian $49 million, including Canadian $35 million cash and Canadian $14 million of assumed debt. The sale is subject to Canadian regulatory approval.

4.4 Other electricity businesses and projects

4.4.1 Transener and Transba

National Grid Group has a 42.5 per cent. interest in Citelec, which in turn has a 65 per cent. holding in Transener, which has an exclusive concession to operate the principal transmission system in Argentina. This concession is for an initial period of 15 years starting in 1992, with a right to re-tender thereafter for further ten-year periods up to a maximum of 95 years. In 1997, Transener acquired a majority interest in Transba, the transmission company for the province of Buenos Aires.

Despite Transener performing well in local terms, it has experienced a significant reduction in revenues in US dollar terms as a result of the devaluation of the Argentine peso coupled with the introduction of legislation invalidating the clauses of Transener's licence which effectively fixed tariffs in US dollar terms. The devaluation of the Argentine peso has also adversely affected Transener's balance sheet, as its borrowings are denominated in US dollars. On 22 April 2002, Transener announced that it had suspended principal and interest payments on its financial indebtedness of $466 million. Transener has retained a financial adviser to assist in the restructuring of all of its financial indebtedness and is renegotiating its concession contract with the Argentine Government, in parallel with other privatised utilities. National Grid Group has accounted for its share of Transener's non-cash exceptional foreign exchange losses of £92.5 million in its results for the year ended 31 March 2002.

4.4.2 CEC

National Grid Group has a 38.5 per cent. interest in CEC, which owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. Following completion of the privatisation process of the Zambian mining industry in March 2000, CEC experienced steadily increasing customer demand due to increased mining activity. Anglo American plc has recently announced that it intends to withdraw from its investment in Konkola Copper Mines plc, a major customer of CEC's. A working party involving Anglo American plc, the Zambian Government and the World Bank is examining options for keeping the Konkola mines operational.

4.4.3 Basslink

In February 2000, National Grid Group was selected by the Basslink Development Board to design, construct, operate and maintain the Basslink, a 600 MW interconnector linking the electricity network on the island state of Tasmania to the transmission network in the state of Victoria on the Australian mainland. Draft environmental approval for the construction of the interconnector was given in March 2002, with the final approval expected in July 2002. Subject to receipt of a satisfactory final environmental approval, National Grid Group estimates that it will need to invest a total of £250 million to complete the project.

National Grid Group's share of the operating profit of its electricity joint ventures in Argentina and Zambia for the three years ended 31 March 2002 was as follows:

	Year ended 31 March		
Group's share of operating profit	**2002 £m**	**2001 £m**	**2000 £m**
Argentina (Transener and Transba)	24.8	14.3	10.4
Zambia (CEC)	4.4	4.3	4.0

4.5 Telecommunications businesses

In telecommunications, National Grid Group intends to concentrate on opportunities which leverage its expertise and assets to provide infrastructure services to the mobile telecommunications industry.

National Grid Group's current telecommunications interests comprise wholly-owned infrastructure businesses in the UK and US, its holding in Energis and joint ventures in Poland and Latin America.

In November 2001, National Grid Group announced its intention to substantially withdraw from its telecommunications investments in Latin America. In May 2002, National Grid Group announced its decision to withdraw from the remainder of its investments in alternative telecommunications network operators, writing down in full the carrying value of its investments in Energis and Poland and providing for all expected related liabilities. In total, National Grid Group incurred a net exceptional charge of £754.5 million in its results for the year ended 31 March 2002 relating to its investments in Latin America, Energis and Poland. Nonetheless, despite these exceptional charges, National Grid Group's overall investment in the alternative telecommunications network sector has generated over £1.0 billion of net value for its shareholders.

4.5.1 Energis

Energis is focused on the business marketplace, offering advanced fixed and mobile services, data networks and internet and e-commerce services. Following a series of strategic disposals, National Grid Group's economic interest in the share capital of Energis is currently 32.5 per cent. The market value of this interest is £8.2 million, based on the Energis Closing Price of 1.45 pence per Energis share.

Energis is, along with other major telecommunications companies, facing a challenging period as a result of the decline in the global telecommunications market. Energis is in discussion with both its lenders and bond holders with the aim of restructuring its obligations to those parties. Such a restructuring could result in significant dilution to National Grid Group's shareholding in Energis. National Grid Group has therefore taken the decision to fully write down the carrying value of £392.1 million relating to its 32.5 per cent. shareholding in Energis. While National Grid Group retains two seats on the Energis board of directors, it is not involved in the day-to-day management of the business.

In the year ended 31 March 2002, National Grid Group has only recorded its share of Energis' operating losses for the six months to 30 September 2001, as Energis had not announced its results for the year ended 31 March 2002 when the National Grid Group accounts for the period were signed. National Grid Group's share of Energis' operating losses for the six months ended 30 September 2001 was £3.7 million before exceptional items and goodwill amortisation.

4.5.2 Energis Polska

National Grid Group has an interest of 48.75 per cent. in Energis Polska, a joint venture company in which its partners are Energis, PKP and P.T Centrala Sp. zo.o.

Energis Polska targets the corporate and carrier market in Poland with a range of data and voice services using a network based largely on existing optical fibre leased from PKP, connecting major cities across Poland and interconnecting with European networks. As a result of the financial constraints described in section 4.5.1 above, Energis is seeking a buyer for its 48.75 per cent. stake in the joint venture. Consequently, National Grid is seeking a new partner or a buyer for Energis Polska. Its share of Energis Polska's operating losses for the year ended

31 March 2002 was £6.6 million, and in addition National Grid Group has provided for the investment and associated liabilities of £109.8 million.

4.5.3 Latin American businesses

National Grid Group has interests in three Latin American telecommunications businesses.

In Brazil, National Grid Group has a 50 per cent. interest in JVCO, the ultimate parent undertaking of Intelig, which provides long-distance and international telephone and data services. National Grid Group's partners in the joint venture are Sprint Corporation and France Telecom S.A., each of which has an interest of 25 per cent.

In Chile, National Grid Group has a 30 per cent. interest in ManquehueNet, which provides local telephone services in Santiago and also offers long-distance telephone, internet and cable TV services. Most of the customers are residential but the company is refocusing on the business market. The other partners in ManquehueNet are Williams Communications Group Inc., Metrogas S.A., Inversiones El Roble Limitada and Xycom Development Chile S.A.

In Argentina, National Grid Group has a 50 per cent. interest in Silica Networks which has been developing a broadband communications loop linking Buenos Aires in Argentina to Santiago in Chile and connecting major cities along the route. Silica Networks launched services in May 2001. National Grid Group's joint venture partners are ManquehueNet and Williams Communications Group Inc. which own 30.1 per cent. and 19.9 per cent. respectively.

Against the backdrop of the general downturn in the telecommunications sector and difficult economic conditions in the region, National Grid Group announced a strategic review of its Latin American telecommunications investments on 4 October 2001. In the light of this review, National Grid Group decided to fully write down the carrying value of its Latin American telecommunications investments and provide for all expected related liabilities, incurring an exceptional charge of £290.4 million in its interim results for the year ended 31 March 2002 as announced in November 2001. National Grid Group continues to progress its withdrawal from Intelig, Silica and ManquehueNet.

4.5.4 NEESCom

National Grid USA's wholly-owned subsidiary NEESCom builds fibre optic networks and provides facilities and fibre capacity to telecommunications service providers and to other customers who require dark fibre. The network links sites in Massachusetts, Rhode Island and New Hampshire and has recently been extended to Albany in New York State. NEESCom will also consider new opportunities in the US telecommunications market.

4.5.5 GridCom

GridCom, a wholly-owned subsidiary of National Grid, was launched in spring 2001 to provide a range of infrastructure services to fibre and wireless telecommunications network operators. GridCom draws on National Grid Group's project management skills and electricity infrastructure (comprising approximately 22,000 transmission towers across England and Wales) to capitalise on demand for new base station sites. This demand is principally driven by the needs of second and third generation mobile telecommunications operators to install new infrastructure and the sensitivity of the public to the installation of new masts.

GridCom has entered into a contract with Hutchison 3G UK Limited under which it could provide up to 1,000 mobile telephone base stations, thereby substantially expanding National Grid Group's position in the UK mobile telecommunications infrastructure market. Discussions with other operators are at an advanced stage.

National Grid Group is actively looking for opportunities to build on this success, in line with its strategy to focus on opportunities which leverage its core infrastructure skills and assets, and is seeking to develop a similar business in the US.

5. Environment

National Grid Group is subject to environmental laws and regulations and recognises that the minimisation of environmental impact is an essential part of its business. Where practicable, it implements environmental management systems which are externally verified, certified and audited in accordance with the international ISO 14001 environmental system standard and carries out audits of its environmental policies, procedures, operating practices and assets.

5.1 Prevention of water pollution

Transformers and underground cables contain oil which may, in exceptional circumstances, pose a risk to the environment and in particular to adjacent surface waters or groundwaters. In the UK, National Grid Group is upgrading containment systems and installing new oil/water separators at substations and refurbishing cable joint bays in sensitive areas to reduce the risk of leakage. A programme of spill containment, control and countermeasures at over 300 US substations has been completed and oil release contingency plans for cables have been put in place.

5.2 Site assessment and remediation

In the UK, National Grid Group has completed land contamination surveys at over 70 of those substations considered to have the potential to be contaminated by oil from past activities. At 19 of these sites, potential risks to the environment have been identified and a programme to establish the full extent of remediation work required started in April 2001.

In the US, National Grid USA is aware of 109 manufactured gas sites, mainly in New York State, Massachusetts and Rhode Island, associated with the former generation activities of predecessor companies of National Grid USA. National Grid USA has reported the existence of all manufactured gas sites of which it is aware to state environmental regulatory agencies and is engaged in various stages of investigation and remediation at over 89 sites. In Massachusetts and New York State, regulatory agreements provide for recovery from customers of the remediation costs of former manufactured gas sites and certain other hazardous waste sites. In Rhode Island, a regulatory agreement provides for the recovery from customers of the remediation costs of former manufactured gas plants incurred during the rate freeze period.

5.3 Electric and magnetic fields

National Grid Group recognises that the public has concerns about the possible health effects of the electric and magnetic fields that arise from, amongst other sources, the transmission, distribution and use of electricity. Research into this issue has been in progress across the world for many years, including independent research for which National Grid Group provides financial support.

The European Council of Ministers has adopted a recommendation on the limitation of exposure of the general public to electric and magnetic fields, based on guidelines issued by the International Commission on Non-Ionising Radiation Protection. The recommendation, which contains certain qualifications, is addressed to the governments of EU member states rather than to individual companies. The UK Government is considering how the qualifications should be interpreted and how, if at all, the recommendation should be adopted in the UK.

In the UK, National Grid Company carries out its operations in line with guidance issued by the National Radiological Protection Board, an independent statutory body, which has stated that it is considering the implications of the recommendation of the European Council of Ministers.

In the US, National Grid USA keeps the subject of electric and magnetic fields under review.

6. Occupational health and safety

National Grid Group recognises the importance of occupational health and safety management and seeks to manage risk effectively in order to ensure that its activities, services and products do not harm employees, contractors, customers or members of the public. In 2001, National Grid Group appointed independent external consultants who have carried out a comprehensive assessment of its safety performance and procedures in the UK and the US. National Grid Group is in the process of implementing recommendations arising from this assessment.

7. Corporate governance and internal control

National Grid maintains its own code of corporate governance in the form of a Code of Business Practice constructed around the Principles of Good Governance contained in the Combined Code appended to the Listing Rules. As recommended by the Combined Code, the Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee.

The Audit Committee currently consists of four Non-executive Directors and is responsible for considering the annual accounts and interim statements and for discussing with the external auditors issues arising from their audit. It reviews the scope and extent of the internal and external audit work plans and internal control processes and considers, on behalf of the Board, the effectiveness of National Grid Group's system of internal control.

The Remuneration Committee currently consists of three Non-executive Directors and is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from independent external remuneration consultants and internal advisers.

The Nominations Committee currently consists of the Chairman, the Group Chief Executive and two Non-executive Directors. It is responsible for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors.

8. Employees

The average numbers of employees of National Grid Group in the three years ended 31 March 2002 and the total number at 31 March 2002 were as follows:

	At 31 March	Average for the year ended 31 March		
	2002	2002	2001	2000
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Niagara Mohawk	6,287	1,048	—	—
Latin America	14	17	17	13
Rest of the World	7	8	8	6
	13,236	8,243	7,523	3,810

The vast majority of employees in Europe are either directly or indirectly employed in the transmission of electricity in the UK. The vast majority of employees in North America are either directly or indirectly employed in the transmission and distribution of electricity in the US. Some employees in North America are either directly or indirectly involved in the distribution of gas.

INFORMATION ON LATTICE GROUP

1. Overview of Lattice Group

The principal activities of Lattice Group are the ownership, operation and development of the substantial majority of the natural gas transportation network in Britain through its wholly-owned subsidiary, Transco. Gas is transported on behalf of approximately 45 "shippers" either to consumers or third party pipeline systems. Transco's activities provided 95.2 per cent. of Lattice Group's turnover in the fifteen month period to 31 March 2002.

The transportation system comprises approximately 4,100 miles of high-pressure National Transmission System ("NTS") pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines.

Transco's regulated activities are separated into three main areas:

- National Transmission and Trading, which is responsible for the commercial and operational management of gas flows through Transco's network;
- the Regional Networks, which are responsible for investment in and maintenance of the local gas pipeline network; and
- Metering and Meter Reading services, which provide metering, meter reading and associated services.

Lattice Group also owns a number of asset and services businesses not subject to price regulation, which are managed through Lattice Enterprises.

In addition, Lattice Group has a number of telecommunications interests, principally SST and 186k. SST provides a complete service offering to UK mobile telecommunication operators in Britain by acquiring, building, leasing and managing sites for base stations and radio masts, in support of wireless networks. 186k provides network services through its recently completed 1,250 miles fibre optic backbone network. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

2. History

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. In April 1986, British Gas was incorporated as a public limited company and, in December 1986, the UK Government sold substantially all of its shareholding in British Gas to the public. With effect from 17 February 1997, Centrica, which was then primarily a supplier of gas to end users, was demerged from British Gas, which was then renamed BG. Following the Centrica demerger, BG retained the gas transportation and storage businesses, the majority of the exploration and production business, the international downstream business, the research and technology business, the leasing business and the property division of British Gas.

In December 1999, BG completed a restructuring and refinancing programme which resulted in the formation of a new parent company, BG Group, and involved separating the BG Group's UK regulated business (Transco) from its other businesses. The restructuring and refinancing created a "ring-fence" around Transco's regulated operations. The "ring-fence" is designed to ensure the financial, organisational and managerial independence of Transco. As such, it governs, amongst other things, relationships and transactions between Transco and other companies in Lattice Group.

With effect from 23 October 2000, Lattice Group was demerged from BG Group. Following this demerger, Lattice Group comprised the gas transportation business, the liquefied natural gas ("LNG") element of the storage business, the start-up telecommunications businesses, SST and 186k, and a number of non-regulated businesses including property management, fleet services, a scientific and engineering consultancy and multi-utility infrastructure services.

3. Financial summary

The following financial information for the 15 months ended 31 March 2002 and the years ended 31 December 2000 and 1999 has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part V of this document. National Grid Shareholders and Lattice Shareholders should read the whole of this document and not rely just on the summary information below.

Summary Lattice Group profit and loss account	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 1999[(a)] £m
Lattice Group turnover	4,121	3,087	3,087	3,129
Lattice Group operating profit including exceptional operating items	1,039	1,139	1,014	1,261
Share of operating losses in joint ventures	(22)	(4)	(4)	—
Share of exceptional operating items in joint ventures	(48)	—	—	—
Total operating profit	969	1,135	1,010	1,261
Profit on disposals of other fixed assets	73	25	15	37
Gain on sale of shares by employee share plan	50	—	—	—
Profit on ordinary activities	1,092	1,160	1,025	1,298
Net interest	(481)	(444)	(444)	(357)
Profit on ordinary activities before tax	611	716	581	941
Tax on profit of ordinary activities	(151)	(179)	(198)	(317)
Minority interest	4	—	—	—
Profit for the financial period	464	537	383	624

(a) The 12 months ended 31 December 2000 historical cost figures have been restated in accordance with FRS 19. The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information have not been restated for FRS 19.

During the 15 months ended 31 March 2002, the Lattice Directors decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, to enhance comparability with other utilities. The 12 months ended 31 December 2000 historical cost figures have therefore been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, which requires full provisioning of deferred tax for all timing differences as at the balance sheet date. Had the accounts been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been £243 million (12 months ended 31 December 2000 £402 million). FRS 19 has increased profit for the 15 months ended 31 March 2002 by £71 million (12 months ended 31 December 2000 £19 million).

Total Lattice Group turnover for the 15 months ended 31 March 2002 was £4,121 million of which Transco contributed £3,922 million, including £30 million of additional revenue from the spring 2001 NTS capacity auction which is required under the Transco Licence, to be returned to customers. Over the period, Transco's revenues were significantly diminished by reduced gas throughput arising from the warm weather effect.

Lattice Group's total operating profit (excluding exceptional items) was £1,382 million of which Transco contributed £1,398 million. During the period Transco incurred increased costs in a number of areas. Following the decision to replace certain types of ductile mains, replacement expenditure increased by £119 million in the 15 months ended 31 March 2002. In addition, the depreciation charge increased by £32 million following a review of meter asset lives. Also, in the 15 months ended 31 March 2002, pension costs increased by £45 million following an actuarial valuation undertaken at 31 March 2001. The total operating loss for telecommunications excluding exceptional items in the 15 months ended 31 March 2002 was £104 million, reflecting start up costs for both 186k and SST, with both businesses having been launched in the second half of 2000.

In the 15 months ended 31 March 2002 exceptional operating items were £413 million. This included a £250 million impairment of 186k's asset base in light of deteriorating conditions in the telecommunications market, £65 million of restructuring costs, of which £50 million was for the first phase of Transco's restructuring programme and £15 million related to the restructuring of Advantica (Lattice Group's technology business). In addition there was a £50 million charge for the impairment of Transco's LNG storage assets. A further £48 million was incurred for exceptional telecommunications joint venture costs related to the write off of an investment by SST in Sofrer SA, a French tower construction company, as well as goodwill write downs by SST prior to it becoming a wholly-owned subsidiary at the end of October 2001.

Net interest in the 15 months ended 31 March 2002 reflects measures that have been taken to lock in the benefits of the current climate of low interest rates and Lattice Group's policy of actively managing the interest rate profile of its debt book.

Total operating profit in the 12 months ended 31 December 2000 was £251 million lower than the 12 months ended 31 December 1999 total operating profit, primarily due to the impact of a series of regulatory price cuts in the core Transco businesses (£147 million). The decrease in prices was offset by an increase in volumes transported which generated a year on year increase in turnover of £64 million. A one-off increase in operating costs arose in respect of a charge for potential liabilities arising from the Network Code and other shipper issues (£50 million) and increased replacement expenditure (£49 million) in Transco. Lower operating profit also reflected a reduced pension credit in line with the unwinding of the pension provision in prior years (£18 million) and the operating costs associated with the start up phase of the net telecommunications ventures (£22 million in 186k and £4 million in the towers joint venture).

In the 12 months ended 31 December 2000, exceptional operating costs of £43 million arose in connection with the Demerger. This compared to £20 million of exceptional operating costs related to refinancing costs in the 12 months ended 31 December 1999.

4. Transco

4.1 Operations

The NTS receives gas from Britain's six coastal terminals, nine major storage sites (including five LNG sites located at strategic positions on the NTS) and two small onshore fields; it is connected to Europe via interconnectors owned by third parties. The Bacton/Zeebrugge interconnector connects the NTS with continental Europe, allowing both the import and export of gas. Gas is transported through the system to consumers, third party gas transportation systems and to Eire and Northern Ireland via the interconnector at Moffat in Scotland. Transco continues to operate and develop the Network Code which provides the commercial framework for transporting gas.

To ensure sufficient capacity is available in the transportation network, Transco's licence requires it to ensure that the transportation system be designed to meet a "1 in 20" aggregate peak day demand, after taking into account certain operational factors such as use of storage and interruptible contracts. This is the level of demand that has a probability of being exceeded in only one year in 20, based upon historical weather data for at least the previous 50 years.

Transco is responsible for the safety, development and maintenance of the transportation system. In September 2001, Transco, the Authority and the Health and Safety Executive ("HSE") concluded discussions on the next phase of mains replacement, resulting in an accelerated programme to replace all remaining iron mains within 30 metres of buildings. This will see some 56,500 miles of iron mains being replaced over the next 30 years.

Transco aims to meet a range of contractual and statutory standards of service covering emergency works, transportation, connections, meter work and complaints.

4.2 Regulatory framework

4.2.1 Structure

The supply, transportation and shipping of gas in Britain are the subject of the licensing and regulatory regime of the Gas Act and the Utilities Act and are regulated by the Authority established by the Utilities Act. In addition, the HSE regulates safety matters relating to the operation of the gas transportation system and the LNG storage business.

The Utilities Act created a principal objective for the Secretary of State and the Authority to carry out their respective functions in a manner best calculated to protect the interests of consumers in relation to gas conveyed through pipes, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities in connection with, the shipping, transportation or supply of gas so conveyed.

4.2.2 Gas Act and Transco Licence obligations

Transco is authorised to transport gas under the terms of the Transco Licence. Pursuant to the Gas Act, Transco is obliged to develop and maintain an efficient and economical pipeline system for the conveyance of gas in its authorised area and to comply, so far as it is economical to do so, with reasonable requests to connect to the system and convey gas by means of that system to any premises or pipeline system. The Gas Act and the Transco

Licence also place duties on Transco to avoid undue discrimination or undue preference in the connection of premises or other pipelines or in the terms on which it undertakes the conveyance of gas.

The Transco Licence also provides for the regulation of Transco's revenue, as set out in section 4.3 below.

4.2.3 Conditions of the Transco Licence

The conditions of the Transco Licence can only be changed in accordance with the mechanisms set out in the Gas Act. The Transco Licence is terminable on ten years' notice (or earlier in the event of material default) by the Secretary of State, such notice not to be served earlier than 22 August 2011. It is also revocable by the Authority on certain events, including if Transco fails to comply with certain orders made under the Gas Act or competition legislation or in the event of certain circumstances of financial default.

The Transco Licence also contains special "ring-fence" conditions, which were introduced into the Transco Licence with its consent in December 1999. These conditions include requirements on Transco to: carry on only certain activities; ensure that it has sufficient management and financial resources to carry out its business; use reasonable endeavours to maintain an investment grade credit rating as the issuer of corporate debt; and deal on an arms' length basis and on normal commercial terms with other companies in Lattice Group and not give new guarantees for them. If Transco is in material default of any of the "ring-fence" conditions it is prohibited from declaring and paying a dividend.

In enforcing the conditions of the Transco Licence and other obligations imposed by the Gas Act, the Authority can make legally enforceable orders, which may include monetary penalties. In addition the Gas Act enables the Authority to levy financial penalties on licensees for contravening any licence condition or relevant requirement of the Gas Act or Utilities Act or for failure to meet guaranteed standards of service.

4.3 Revenues

Transco's customers comprise approximately 45 "shippers" for whom it transports gas either to consumers or third party pipeline systems. Transco's transportation services are predominantly provided to one customer, British Gas Trading Limited, a subsidiary of Centrica.

The level of revenue that may be received from the supply of services is set out in Transco's five year price control determined by the Authority and either agreed by Transco or, in the event of referral, by the Competition Commission. The current price control regime takes into account, among other factors, an assessment of Transco's operating costs, capital expenditure, cost of capital and transportation volumes.

4.3.1 The previous price control (1 April 1997 – 31 March 2002)

From 1 April 1997 to 31 March 2002, Transco was subject to a price control regime based upon the recommendations of the 1997 Report of the Monopolies and Mergers Commission which established maximum average prices for gas transportation services. On 26 January 2001, the Authority introduced, with Transco's consent, new special licence conditions to create separate price controls for Transco's transportation business, and its Metering and Meter Reading business. The new conditions did not seek to revise the overall revenues Transco would receive but allocated the revenues between the businesses retrospectively with effect from April 2000.

All the price controls were principally RPI-X controls which included an annual adjustment of inflation less 2 per cent. These controls have been superseded by a new price control with effect from 1 April 2002.

4.3.2 Development of the price control for the current regulatory period (1 April 2002 – 31 March 2007)

The current price control was agreed in principle with the Authority in the second half of 2001, covering regulation of the revenues of the NTS, the Regional Networks and Metering and Meter Reading services. This regime came into force with effect from 1 April 2002. The final text of the Transco price control is currently being agreed with the Authority with the intention of this being completed as soon as possible.

The Authority is also consulting on other licence conditions, the principal of which are as follows:

(i) a requirement to operate the NTS in an efficient, economic and co-ordinated manner;

(ii) a condition to require the submission of information to the Authority to enable verification of the activities and revenues that underpin the price control formulas;

(iii) a condition to facilitate the establishment and operation of an incentive scheme to improve the operation and delivery of appropriate outputs from the Regional Network and the NTS and for the Authority to

monitor such operation and also to facilitate the development of an expenditure monitoring framework; and

(iv) as a consequence of Transco being given greater flexibility in the commercial tools that it can use to balance the NTS, conditions requiring Transco to act in a non-discriminatory manner in the way it procures systems management services, including the requirement to produce and publish guidelines as to how it will acquire such services, and prohibiting it from using such tools otherwise than for the purpose of balancing the system.

In addition to the price control conditions, the Authority is separately consulting on a licence condition to require Transco to make available to market participants greater information regarding the operation of Transco's network.

4.3.3 The current price control framework

The current price control is expected to run for five years from 1 April 2002. It is expected the Transco Licence may be modified earlier if either the Authority proposes (and Transco agrees), or Transco requests that a price control be terminated. If Transco does not agree to any modification proposed by the Authority, the matter may be referred by the Authority to the Competition Commission. Upon request, the Authority can agree to the termination of the price control and propose a new formula or refer the matter to the Competition Commission.

A new element within Transco's price control was the introduction, from 1 April 2002, of an incentives regime for the efficient operation of the NTS. Incentive schemes set Transco performance targets in the key areas of its daily operations. They allow Transco to share the benefits of out-performance, but also require it to share the costs where targets are not met.

Investment incentive schemes have also been proposed which are intended to provide Transco with incentives for the provision of additional capacity on the NTS which is over and above the levels assumed in the setting of the main part of the price control. In this context, Transco continues to work with the Authority and the gas shippers to develop a system of long-term capacity auctions.

4.3.4 The current price control – return on regulatory assets

The regulatory value ("RV") represents the net investment made by debt and equity investors in Transco's regulated assets. In order to establish the allowable return which can be made by Transco, the Authority applies to the RV a rate of return estimated to be required by these investors. The RV is depreciated to reflect the consumption of the regulated assets. As at 31 March 2002, the aggregate RV of Transco was £13.3 billion.

The current price control has resolved the issue regarding the method of valuation of Transco's asset base with the Authority, providing assurance on the continuation of the current approach in the valuation of the transportation assets on which Transco is entitled to earn a regulated return. Transco has been given a pre-tax real rate of return of 6.25 per cent. for the transportation business and a pre-tax capped real rate of return of 7.0 per cent. for Metering and Meter Reading services.

4.3.5 Treatment of replacement expenditure under the current price control

The Authority has included within the current price control £1.5 billion (at 2000 prices) of investment for the first five years of the accelerated mains replacement programme, with an incentive regime to encourage efficient delivery. The Authority has allowed 50 per cent. of replacement expenditure to be treated as operating expenditure and 50 per cent. of replacement expenditure to be capitalised and included within the RV, against which it is entitled to earn a return. This ensures that the costs of the programme do not fall wholly on today's customers but are shared with future customers who also stand to benefit from the further improvements in safety and operational integrity.

4.3.6 Structure of the current price control

Transco's price control sets limits on the total amount of revenue receivable adjusted for costs incurred in respect of formula rates and the Authority's licence fees. The Regional Networks price control continues to be subject to a RPI-X formula, which includes an annual adjustment of inflation less 2 per cent. and is structured so that 65 per cent. of revenue is fixed and 35 per cent. varies with volumes.

(i) NTS

The NTS price control proposals include a series of sliding scale incentive schemes designed to incentivise efficient operation of the NTS. It also includes incentives for investment beyond the 'baseline' level set out by the

Authority in its price control. The investment incentive is for a rolling five year period from the date of the delivery of capacity. The proposed entry capacity investment incentive scheme allows Transco to earn a maximum rate of return of 12.25 per cent. on additional investment with the downside exposure limited to 5.25 per cent. Incentives covering daily capacity offer a potential maximum upside of £37.5m and a downside of £19.0m in the year ending 31 March 2003 and are set for two years at which point they will be reviewed.

(ii) Regional Networks

Transco's Regional Networks price control applies to all of its Regional Networks collectively. The Authority has expressed the intention to publish an initial consultation on disaggregating the existing local distribution zone ("LDZ") price controls which it is expected will result in there being separate price controls for each of the Regional Networks. The creation of separate price controls will provide the Merged Group with flexibility and structural options for the future.

(iii) Metering and Meter Reading

The Metering and Meter Reading price control takes the form of four tariff caps which constitute a ceiling on the amount Transco can charge in respect of its four metering services. Other services provided by the Metering and Meter Reading businesses are covered by a non-discrimination provision. The caps are to be indexed by RPI. The Authority has said it expects to remove these tariff caps by April 2004 at the latest subject to the development of competition.

4.4 Restructuring programme

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services, will be operated on a national basis to maximise economies of scale. Over the duration of the new price control period, Lattice Group expects Transco to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs.

4.5 Separation of certain regulated activities

On 1 July 2001, gas connection activities were separated from Transco into a wholly-owned subsidiary, subsequently named First Connect. On 31 March 2002, First Connect was moved outside the Transco ring-fence and into Lattice Enterprises.

Progress continues to be made in the separation of Transco from its Metering and Meter Reading activities. The Authority has expressed an expectation that the new systems and processes to facilitate a fully competitive market will come into effect in early 2003. Price controls for the provision of Metering and Meter Reading services have been imposed on Transco and will remain in place until competition is deemed by the Authority to be sufficiently developed.

On 28 February 2002, Transco, in accordance with the terms of its licence, gave the Authority notice of its intention to dispose of its LNG storage assets to an affiliate outside Transco's ringfence. On 12 April 2002, the Authority formally declined its consent to the disposal and confirmed its intention to Transco to seek industry views on Transco's proposal to dispose of the LNG storage assets. Subsequently the Authority has announced that consultation will commence in June 2002, indicating its conclusions in the summer.

Lattice Group is currently exploring the possibility of adapting the LNG storage site at the Isle of Grain together with an adjacent brownfield site to allow LNG importation. The development of this site would support the Government's objective for energy supply diversification and the re-use of existing contaminated land. This development is dependent upon the LNG storage facilities moving outside the ringfence.

5. Lattice Enterprises

Lattice Group owns a number of competitive asset and service businesses which are not subject to price regulation. Lattice Enterprises continues to actively manage this portfolio, nurturing those growth opportunities complementary to energy delivery.

5.1 Advantica

Advantica provides advanced technology and systems solutions for energy and utility companies worldwide. Advantica and its affiliated research and development businesses employs more than 900 people in the UK and

the US, bringing together specialist skills in technology, software, engineering, training and testing. Advantica Technologies targets the onshore and offshore oil and gas industries, Advantica's business Stoner provides network management solutions to energy and water delivery companies.

5.2 Lattice Property

Lattice Property manages Lattice Group's extensive real estate portfolio, except Transco's operational land, realising value from surplus land and property sales where appropriate. Its main activities are the reclamation and disposal of former gaswork sites and the provision of property services to Lattice Group businesses.

5.3 The Leasing Group ("TLG")

TLG provides customer tailored services to the operators of complex commercial fleet networks. The services offered range from asset leasing, engineering design, procurement and build management to maintenance, accident management, licence management, legal compliance, telematics and business software.

5.4 First Connect

First Connect provides gas connection services to the gas transportation network under a service provider contract with Transco. It is expected that some 160,000 new domestic and industrial customers will be connected to the network this year.

5.5 Lattice Energy Services

Lattice Energy Services provides an independent, multi-utility infrastructure service to industrial and commercial customers.

6. Telecommunications

Lattice Group owns a number of telecommunications interests, principally SST and 186k.

6.1 SST

SST acquires, builds, leases and manages sites for base stations and radio masts, in support of the mobile telecommunications industry in Britain. The company enables mobile operators to extend their second generation networks and fulfil their obligations under third generation licences to provide coverage.

6.2 186k

186k owns and manages an optical fibre network of approximately 1,250 miles connecting 20 centres of demand for high-capacity broadband transmission and related telecommunications services. It offers connectivity services and internet protocol services.

In the light of the deteriorating market conditions the strategic options for 186k are currently being reviewed with a view to resolving the future of the business in the course of this financial year. A number of options are being considered, including sale or partial sale.

6.3 Other telecommunications businesses

Urband Limited is Lattice Group's joint venture with Thames Water Plc to build a fibre optic network to meet the needs of major businesses in London. Lattice Group also has a 20 per cent. stake in Bulldog Communications Limited, which provides high speed internet services via Digital Subscriber Line ("DSL") technology using BT's copper wire telephone network. The strategic options for these businesses are being considered as part of the strategic review of 186k.

7. Health, safety and environment

Lattice Group is committed to promoting a positive safety culture and remaining at the forefront of good practice in its management of this crucial aspect of its operations. Lattice Group's aim is to eliminate all work-related illnesses of, and prevent injuries to, those engaged in Lattice Group's operations and the public. A key activity is the identification and management of health and safety risks to the public and to employees across the range of Lattice Group employees. Many of Lattice Group's operations are potentially hazardous and so excellence in occupational health and safety practice is critical to Lattice Group's operations.

Lattice Group aspires to achieve the highest standard of resource efficiency and environmental performance from its operations. The approach to the environment is shaped via a framework of strategic objectives, namely to:

manage all activities within the framework of a formal environmental management system; reduce relative levels of emissions, discharges and waste; and reduce the relative use of environmentally sensitive resources throughout the business. Lattice Group companies have nineteen environmental management systems which have been certified to ISO 14001.

Lattice Group has inherited a portfolio of land from its gas industry origins. This includes a number of sites that are potentially contaminated and some of these have a complex industrial history dating back to the 19th century. Lattice Property applies a rigorous approach to the identification, assessment, control and remediation of Lattice Group's contaminated sites.

To ensure application of the best remediation techniques, Lattice Group has invested in excess of £10 million over the past five years in research and development and has a provision of £266 million (as at 31 March 2002) to cover the estimated future environmental costs. Lattice Property's expertise in managing the clean-up and development of complex contaminated sites is now being made available to third party companies through Lattice Property.

8. Employees

The average number of employees of Lattice Group in the 15 months ended 31 March 2002, the 12 months ended 31 December 2000 and the 12 months ended 31 December 1999 were as follows:

	15 months ended 31 March 2002	**12 months ended 31 December 2000**	**12 months ended 31 December 1999**
Transco	14,532	14,261	14,264
Telecommunications	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—
Total	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (3 in the 12 months ended 31 December 2000; nil in the 12 months ended 31 December 1999) employed outside the UK, included in Lattice Enterprises.

In addition, Transco supplements its workforce with outside contractors. As at 31 March 2002 there were 7,895 full-time-equivalent contractors working for Transco (9,549 at 31 December 2000; 6,814 at 31 December 1999).

1. Financial information for the three years to 31 March 2002

The financial information set out in this section has been extracted without material adjustment from the 2002 and 2001 audited accounts of National Grid Group. The accounts for the year ended 31 March 2002, were approved by the Board on 29 May 2002.

Accounting policies

(a) Basis of preparation of accounts

The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

During the year, National Grid Group has adopted FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax'.

National Grid Group is following the transitional arrangements of FRS 17 'Retirement Benefits'. The required disclosures are shown in note 6. Full adoption of the standard is required by the year ended 31 March 2004.

(b) Basis of consolidation

The National Grid Group accounts include the accounts of National Grid and all its subsidiary undertakings, ("National Grid Group undertakings"), together with National Grid Group's share of the results and net assets or liabilities of its associate and joint ventures ("associated undertakings"), less any provision for impairment. An associated undertaking is an entity in which National Grid Group has a participating interest and over which it exercises a significant influence.

The accounts of National Grid Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain National Grid Group undertakings and joint ventures have been based on their accounts to 31 December.

The results of newly acquired National Grid Group and associated undertakings are included in the National Grid Group accounts from the date National Grid Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of National Grid Group businesses and associated undertakings are included in the National Grid Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In respect of the results included in the National Grid Group accounts for the year ended 31 March 2002 for the associate, Energis, the National Grid Group accounts only include National Grid Group's share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date the National Grid Group's accounts were signed.

During the year National Grid was introduced as the new holding company of the National Grid group by way of a scheme of arrangement under section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied as if National Grid had always been the holding company of the National Grid group.

(c) Goodwill

Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life – up to 20 years.

(d) Foreign currencies

The results of National Grid Group's overseas operations are translated into sterling at weighted average rates of exchange. Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the

balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, then the relevant asset or liability is translated at the rate of exchange under the related derivative.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken to reserves.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

(e) Deferred taxation

Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax assets are only recognised to the extent that their recovery is considered more likely than not.

Deferred tax balances have not been discounted.

(f) Tangible fixed assets and depreciation

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Costs include payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on an annual basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

	Years
Plant and machinery	
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity interconnector plant	15 to 25
Gas plant – mains and services	45 to 65
Gas plant – metering, measuring and regulating equipment	33 to 40
Freehold and leasehold properties	up to 65
Motor vehicles and office equipment	3 to 5

(g) Stocks

Stocks, which primarily comprise of consumable stores, are valued at cost less provision for obsolescence.

(h) Regulatory assets

Regulatory assets established in accordance with the principles of SFAS 71 'Accounting for the Effects of Certain Types of Regulation' are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 14).

(i) Decommissioning

Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

(j) *Turnover*

Turnover primarily represents the amounts derived from the supply and generation of energy and the provision of related services, including the recovery of stranded costs (note 1). Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

(k) Pensions and other post-retirement benefits

The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular cost are allocated over the estimated average remaining service lives of current employees.

(l) Leases

Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

(m) Financial instruments

Derivative financial instruments ("derivatives") are used by National Grid Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principle derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements and indexed swap contracts relating to the purchase of energy.

All transactions are undertaken or maintained to provide a commercial hedge of the interest, currency or commodity price risks associated with National Grid Group's underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

Indexed linked swap contracts relating to the purchase of energy are marked to market and a corresponding movement in the value of a related regulatory asset is also recognised.

Consolidated profit and loss account

	Notes	2002 £m	2001 £m	2000 £m
		Year ended 31 March		
Turnover, including share of joint ventures		4,660.3	4,004.1	1,677.5
Less: share of joint ventures' turnover (continuing operations)		(259.3)	(204.4)	(62.8)
Group turnover				
– continuing operations		3,921.9	3,799.7	1,614.7
– acquisition		479.1	—	—
	1(a)	4,401.0	3,799.7	1,614.7
Operating costs	2	(3,893.6)	(3,094.2)	(1,042.9)
Operating profit of group undertakings				
– continuing operations		505.7	705.5	571.8
– acquisition		1.7	—	—
	1(b)	507.4	705.5	571.8
Share of joint ventures' and associate's operating loss (continuing operations)	1(b)	(636.8)	(96.0)	(26.0)
Operating (loss)/profit				
– Before exceptional items and goodwill amortisation	1(b)	874.7	739.4	554.0
– Exceptional costs	3(a)	(121.4)	(45.3)	—
– Impairment of investments in joint ventures and associate	3(b)	(792.3)	—	—
– Goodwill amortisation		(90.4)	(84.6)	(8.2)
Total operating (loss)/profit (continuing operations, including acquisition)	1(b)	(129.4)	609.5	545.8
Exceptional profit relating to partial disposal of Energis	3(c)	20.1	243.3	1,029.6
Profit on disposal of investments	3(d)	10.6	20.1	—
Profit on disposal of tangible fixed assets		22.0	—	—
Net interest				
– Excluding exceptional item	7	(292.5)	(255.1)	(67.5)
– Exceptional item	7	(92.5)	—	—
	7	(385.0)	(255.1)	(67.5)
(Loss)/profit on ordinary activities before taxation		(461.7)	617.8	1,507.9
Taxation				
– Excluding exceptional items	8	(85.4)	(182.1)	(152.8)
– Exceptional items	8	60.1	235.4	(229.5)
	8	(25.3)	53.3	(382.3)
(Loss)/profit on ordinary activities after taxation		(487.0)	671.1	1,125.6
Minority interests				
– Equity		(5.2)	(5.1)	(3.6)
– Non-equity		(1.1)	(1.8)	—
		(6.3)	(6.9)	(3.6)
(Loss)/profit for the year		(493.3)	664.2	1,122.0
Dividends	9	(264.6)	(223.0)	(205.5)
Retained (loss)/profit	22	(757.9)	441.2	916.5
(Loss)/earnings per ordinary share				
– Basic, including exceptional items and goodwill amortisation	10	(32.3)p	45.0p	76.2p
– Basic, excluding exceptional items and goodwill amortisation	10	32.1 p	20.0p	22.5p
– Diluted, including exceptional items and goodwill amortisation	10	(32.3)p	43.0p	71.7p
– Diluted, excluding exceptional items and goodwill amortisation	10	32.1 p	19.8p	22.0p
Dividends per ordinary share	9	16.04p	15.08p	13.94p

Statement of total recognised gains and losses

	Year ended 31 March		
	2002 £m	2001 £m	2000 £m
(Loss)/profit for the year	(493.3)	664.2	1,122.0
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	—
Total recognised gains and losses relating to the year	(530.0)	681.4	1,125.1
Prior year adjustment	(802.3)		
Total gains and losses recognised since last annual report	(1,332.3)		

Balance sheets

	Notes	At 31 March 2002 £m	2001 £m	2000 £m
Fixed assets				
Intangible assets – goodwill	*11*	2,113.0	1,386.2	1,055.2
Tangible assets	*12*	9,121.7	5,617.3	4,938.3
Investments in joint ventures				
– Share of gross assets		876.1	1,133.6	828.6
– Share of gross liabilities		(675.9)	(799.7)	(624.3)
– Share of net assets		200.2	333.9	204.3
– Loans to joint ventures		86.8	64.9	—
– Impairment of investments in joint ventures		(230.0)	—	—
Investments in joint ventures (net of impairment)		57.0	398.8	204.3
Investment in associate (net of impairment)		—	401.9	200.9
Other investments		241.3	145.1	107.3
Total investments	*13*	298.3	945.8	512.5
		11,533.0	7,949.3	6,506.0
Current assets				
Stocks		56.1	34.1	29.3
Debtors (amounts falling due within one year)	*14*	1,527.9	880.4	490.1
Debtors (amounts falling due after one year)	*14*	4,054.4	1,053.9	798.3
Assets held for exchange	*15*	16.6	16.6	16.6
Investment held for resale	*26*	15.4	—	118.9
Cash and deposits		212.6	271.2	1,011.6
		5,883.0	2,256.2	2,464.8
Creditors (amounts falling due within one year)				
Borrowings		(1,451.9)	(1,008.7)	(669.0)
Other creditors		(1,517.4)	(1,205.0)	(1,192.1)
	16	(2,969.3)	(2,213.7)	(1,861.1)
Net current assets		2,913.7	42.5	603.7
Total assets less current liabilities		14,446.7	7,991.8	7,109.7
Creditors (amounts falling due after more than one year)				
Convertible bonds		(491.3)	(480.3)	(469.0)
Other borrowings		(6,510.1)	(2,700.4)	(2,537.2)
Other creditors		(1,116.6)	(574.8)	(494.0)
	17	(8,118.0)	(3,755.5)	(3,500.2)
Provisions for liabilities and charges				
Joint ventures				
– Share of gross assets		296.3	—	—
– Share of gross liabilities		(333.6)	—	—
– Share of net liabilities		(37.3)	—	—
Other provisions		(2,997.0)	(1,521.0)	(1,360.2)
	20	(3,034.3)	(1,521.0)	(1,360.2)
Net assets employed		3,294.4	2,715.3	2,249.3
Capital and reserves				
Called up share capital	*21*	177.7	148.5	148.5
Share premium account	*22*	1,243.4	—	—
Merger reserve	*22*	359.5	303.1	300.9
Profit and loss account	*22*	1,416.0	2,221.9	1,764.8
Equity shareholders' funds		3,196.6	2,673.5	2,214.2
Minority interests				
Equity		19.1	21.8	22.9
Non-equity	*23*	78.7	20.0	12.2
		97.8	41.8	35.1
		3,294.4	2,715.3	2,249.3

Consolidated cash flow statement

	Notes	Year ended 31 March 2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities	*25(a)*	1,255.4	810.6	682.0
Dividends from joint ventures		12.8	20.3	4.5
Returns on investments and servicing of finance				
Interest received		56.3	94.8	92.0
Interest paid and similar charges		(405.3)	(398.2)	(156.7)
Dividends paid to minority interests		(8.5)	(3.5)	—
Net cash outflow for returns on investments and servicing of finance		(357.5)	(306.9)	(64.7)
Taxation				
Corporate tax paid		(7.3)	(137.2)	(274.3)
Capital expenditure				
Payments to acquire tangible fixed assets		(500.0)	(471.6)	(292.2)
Receipts of capital contributions		7.8	2.2	7.6
Receipts from disposals of tangible fixed assets		27.8	11.8	5.4
Net cash outflow for capital expenditure		(464.4)	(457.6)	(279.2)
Acquisitions and disposals				
Payments to acquire investments		(49.7)	(337.2)	(144.5)
Receipts from disposal of investments	*25(b)*	36.5	195.9	—
Acquisition of group undertakings	*25(c)*	(933.5)	(440.9)	(2,045.1)
Receipts from sales of Energis shares		—	—	952.9
Net cash outflow for acquisitions and disposals		(946.7)	(582.2)	(1,236.7)
Equity dividends paid		(229.5)	(212.5)	(197.6)
Net cash outflow before the management of liquid resources and financing		(737.2)	(865.5)	(1,366.0)
Management of liquid resources				
Decrease in short term deposits		336.2	775.2	618.8
Net cash inflow from the management of liquid resources	*25(d),(e)*	336.2	775.2	618.8
Financing				
Issue of ordinary shares		12.2	7.0	5.5
Payments to repurchase ordinary shares		—	—	(1.1)
New borrowings		3,414.4	1,015.4	1,029.3
Borrowings repaid		(2,972.0)	(934.0)	(260.1)
Increase in borrowings	*25(d),(e)*	442.4	81.4	769.2
Net cash inflow from financing		454.6	88.4	773.6
Movement in cash and overdrafts	*25(d),(e)*	53.6	(1.9)	26.4

1. Segmental analysis

(a) Turnover

	Turnover								
	Total sales 2002 £m	Sales between businesses 2002 £m	Sales to third parties 2002 £m	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m	Total sales 2000 £m	Sales between businesses 2000 £m	Sales to third parties 2000 £m
Turnover, including share of joint ventures	4,715.0	54.7	4,660.3	4,049.3	45.2	4,004.1	1,715.3	37.8	1,677.5
Less: share of joint ventures' turnover	(259.3)	—	(259.3)	(204.4)	—	(204.4)	(62.8)	—	(62.8)
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Continuing operations									
Transmission – UK	1,241.8	22.7	1,219.1	1,315.6	16.8	1,298.8	1,319.7	16.9	1,302.8
– US	208.2	3.7	204.5	194.7	3.4	191.3	3.4	0.6	2.8
Distribution – US	1,678.5	0.9	1,677.6	1,519.0	0.6	1,518.4	25.8	—	25.8
Stranded costs recovery and generation – US	251.5	0.1	251.4	334.9	0.1	334.8	6.1	—	6.1
Interconnectors – UK	63.1	0.2	62.9	83.6	—	83.6	86.6	—	86.6
– US	45.5	0.9	44.6	47.9	—	47.9	1.3	—	1.3
Telecommunications	30.3	2.1	28.2	43.3	—	43.3	27.6	—	27.6
Other activities	457.7	24.1	433.6	305.9	24.3	281.6	182.0	20.3	161.7
	3,976.9	54.7	3921.9	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Acquisition (Niagara Mohawk)									
Electricity – US	375.0	—	375.0	—	—	—	—	—	—
Gas – US	104.1	—	104.1	—	—	—	—	—	—
	479.1	—	479.1	—	—	—	—	—	—
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Europe			1,729.3			1,696.6			1,576.1
North America			2,671.7			2,103.1			38.6
			4,401.0			3,799.7			1,614.7

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Continuing operations "Other activities" turnover primarily comprises market services, including EnMO Limited ("EnMo") which provides the on-the-day commodity market for gas trading in Britain, and contracting activities.

(b) Operating profit/ (loss)

	Operating profit/ (loss)					
	Before exceptional items and goodwill amortisation			After exceptional items and goodwill amortisation		
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m
Continuing operations						
Transmission – UK	524.7	486.3	523.1	484.9	486.3	523.1
– US	60.3	49.6	1.3	48.0	37.6	0.9
Distribution – US	165.6	154.8	1.7	110.5	101.8	0.7
Stranded costs recovery and generation – US	44.3	61.7	0.2	44.3	61.7	0.2
Interconnectors – UK	19.8	42.8	46.6	19.8	42.8	46.6
– US	17.3	22.3	0.6	17.3	22.3	0.6
– Other	—	(0.1)	(0.9)	—	(0.1)	(0.9)
Telecommunications	(17.2)	(3.0)	(1.1)	(21.6)	(7.3)	(1.3)
Other activities	(4.8)	6.7	3.2	(11.5)	5.7	1.9
Impairment of investments in joint ventures and associate	—	—	—	(186.0)	—	—
Exceptional costs – US	—	—	—	—	(45.3)	—
	810.0	821.1	574.7	505.7	705.5	571.8
Acquisition (Niagara Mohawk)						
Electricity – US	66.8	—	—	61.4	—	—
Gas – US	17.0	—	—	15.8	—	—
Other – US	(0.7)	—	—	(0.7)	—	—
Exceptional Costs – US	—	—	—	(74.8)	—	—
	83.1	—	—	1.7	—	—
Group undertakings	893.1	821.1	574.7	507.4	705.5	571.8
Telecommunications – Energis	(3.7)	4.4	1.9	(407.5)	(9.4)	(3.4)
– Intelig	(35.5)	(118.0)	(44.1)	(151.7)	(118.0)	(44.1)
– Other	(15.3)	(3.4)	—	(113.7)	(3.9)	—
Other electricity activities	36.1	35.3	21.5	36.1	35.3	21.5
Joint ventures and associate	(18.4)	(81.7)	(20.7)	(636.8)	(96.0)	(26.0)
Total operating profit/ (loss)	874.7	739.4	554.0	(129.4)	609.5	545.8
Europe	511.3	545.0	577.6	(48.8)	531.2	572.3
North America	378.3	288.0	(1.4)	225.1	172.4	(4.3)
Latin America	(19.3)	(97.8)	(26.2)	(310.1)	(98.3)	(26.2)
Rest of the World	4.4	4.2	4.0	4.4	4.2	4.0
	874.7	739.4	554.0	(129.4)	609.5	545.8
Electricity	931.2	860.4	598.1	811.9	749.1	595.4
Gas	15.2	(1.0)	(0.8)	14.0	(1.0)	(0.8)
Telecommunications	(71.7)	(120.0)	(43.3)	(880.5)	(138.6)	(48.8)
Exceptional costs – US	—	—	—	(74.8)	—	—
	874.7	739.4	554.0	(129.4)	609.5	545.8

In 2002, an exceptional charge relating to the impairment of investments in joint ventures and associate of £792.3m, as explained in note 3(b), has been reflected in the segmental analysis of operating profit shown above. Included within this amount is £186.0m that relates to the recognition of related liabilities attributable to group undertakings.

It is not practical to allocate the 2002 exceptional costs of £74.8m (see note 3(a)) relating to the acquisition of Niagara Mohawk over the Niagara Mohawk segments, as a consequence of the ongoing reorganisation of its activities with those of National Grid USA.

It is not practical to allocate the 2001 exceptional costs (see note 3(a)) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

(c) Total and net assets

	Total assets		Net assets	
	2002 £m	2001 £m	2002 £m	2001 £m
Continuing operations				
Transmission – UK	3,537.7	3,426.2	3,141.9	3,055.9
– US	748.1	796.1	733.6	753.4
Distribution – US	2,747.6	2,872.1	2,502.1	2,587.8
Stranded costs recovery and generation – US	945.1	1,078.6	319.8	344.6
Interconnectors – UK	157.1	154.9	150.9	152.1
– US	172.2	191.2	169.9	190.6
– Other	17.6	11.0	16.8	9.8
Telecommunications	175.0	153.7	(18.2)	148.5
Other activities	372.2	377.1	83.4	184.9
	8,872.6	9,060.9	7,100.2	7,427.6
Acquisition (Niagara Mohawk)				
Electricity – US	6,771.8	—	5,372.0	—
Gas – US	972.5	—	844.5	—
Other – US	331.6	—	328.0	—
	8,075.9	—	6,544.5	—
Group undertakings	16,948.5	9,060.9	13,644.7	7,427.6
Continuing operations				
Telecommunications – Energis	—	401.9	—	401.9
– Intelig	—	164.8	—	164.8
– Other	0.2	110.5	0.2	110.5
Generation – US	28.4	32.8	28.4	32.8
Other electricity activities	28.4	90.7	(8.8)	90.7
Joint ventures and associate	57.0	800.7	19.8	800.7
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)
	17,416.0	10,205.5	3,294.4	2,715.3
Europe	3,942.3	4,247.3	3,205.3	3,821.9
North America	13,031.0	5,270.2	10,465.1	4,063.5
Latin America	—	317.7	(37.3)	317.7
Rest of the World	32.2	26.4	31.4	25.2
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)
	17,416.0	10,205.5	3,294.4	2,715.3

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange, investment held for resale, cash and deposits and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends, investment in own shares, assets held for exchange, financial instruments, investment held for resale and taxation related regulatory assets.

(d) Other segmental information

	Capital expenditure			Depreciation and amortisation		
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m
Continuing operations						
Transmission – UK	370.6	361.2	286.5	170.2	147.7	133.7
– US	35.7	29.4	0.8	26.2	25.3	0.5
Distribution – US	120.0	84.3	2.6	141.7	129.0	2.6
Stranded costs recovery and generation – US	3.2	9.9	—	10.3	40.6	0.9
Interconnectors – UK	1.5	0.9	—	13.4	13.3	13.2
– US	—	—	0.9	14.3	13.9	0.3
– Other	6.2	2.9	—	—	—	—
Telecommunications	20.0	30.0	—	7.1	5.8	0.1
Other activities	18.1	17.2	25.3	2.1	4.4	7.3
	575.3	535.8	316.1	385.3	380.0	158.6
Acquisition (Niagara Mohawk)						
Electricity – US	15.1	—	—	45.8	—	—
Gas – US	2.9	—	—	5.8	—	—
	18.0	—	—	51.6	—	—
Group undertakings	593.3	535.8	316.1	436.9	380.0	158.6
Europe	384.6	378.5	311.7	183.5	162.8	152.5
North America	202.5	154.4	4.4	253.4	217.2	6.1
Rest of the World	6.2	2.9	—	—	—	—
	593.3	535.8	316.1	436.9	380.0	158.6

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

	Continuing operations 2002 £m	Acquisition 2002 £m	Total 2002 £m	2001 £m	2000 £m
Depreciation	296.2	23.0	319.2	276.5	154.9
Payroll costs (note 4(a))	304.5	60.8	365.3	302.7	127.5
Purchases of electricity	1,249.3	160.9	1,410.2	1,247.9	124.8
Purchases of gas	—	58.0	58.0	—	—
Rates and property taxes	171.1	25.5	196.6	176.5	103.7
Balancing services incentive scheme direct costs(i)	203.8	—	203.8	219.6	212.6
EnMO direct costs	394.9	—	394.9	201.2	70.7
Other operating charges	796.4	149.2	945.6	669.8	248.7
	3,416.2	477.4	3,893.6	3,094.2	1,042.9
Operating costs include:					
Research and development costs			6.2	8.1	7.8
Operating lease rentals					
– Plant and machinery			7.6	4.2	0.1
– Other			19.3	15.1	3.3
Amortisation of goodwill(ii)			78.4	70.3	2.9
Amortisation of regulatory assets			34.9	33.2	0.8
Other amortisation			4.4	—	—
Auditors' remuneration					
– Statutory audit fees			1.9	1.0	0.5
– Taxation, acquisition activity (including due diligence), and other strategic advice			4.0	3.6	1.4
– Stock exchange related			0.3	0.1	0.4
– Regulatory related services			0.2	0.8	0.9
– Other			0.1	0.6	0.3
			4.6	5.1	3.0
			6.5	6.1	3.5

(i) Comparative period figures relate to a predecessor scheme.

(ii) Excludes goodwill of £12.0m (2001: £14.3m; 2000: £5.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £4.6m (2001: £5.1m; 2000: £3.0m), fees of: a) £1.8m (2001: £1.5m; 2000: £1.2m), incurred in respect of acquisitions, have been capitalised and; b) £nil (2001: £0.5m; 2000: £nil), incurred in respect of disposals, have been charged in arriving at the profit on disposal of investments. Fees of £nil (2001: £4.3m; 2000: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Amounts charged in respect of other major accounting firms during 2002 amounted to £1.1m (2001: £1.7m; 2000: £0.7m).

(a) Exceptional costs

The 2002 exceptional costs of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK business amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

(b) Impairment of investments in joint ventures and associate

The exceptional charge of £792.3m (£774.6m after tax) relates to the write-down of National Grid Group's investment in its joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

(c) Exceptional profit relating to partial disposal of Energis

The 2002 exceptional profit of £20.1m (£20.1m after tax) relates to the partial disposal of Energis arising from a reduction in National Grid Group's interest in Energis, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision Internet AG.

The 2001 exceptional profit of £243.3m (£243.3m after tax) arises from reductions in National Grid Group's interest in Energis primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision Internet AG in January 2001.

The 2000 exceptional profit of £1,029.6m relating to the partial disposal of National Grid Group's shareholding in Energis comprises a profit of £896.9m (£667.4m after tax) resulting from the sale of 28.9m shares in Energis; and a profit of £132.7m (£132.7m after tax) resulting from reductions in National Grid Group's interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

(d) Profit on disposal of investments

The 2002 exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture. The results of the joint venture up to the date of disposal are included within National Grid Group's share of joint ventures' results.

The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

(e) Financing

The 2002 exceptional net interest charge of £92.5m (£92.5m after tax) relates to National Grid Group's share of a joint venture's exceptional net interest charge. The exceptional charge arises as a result of the devaluation of the Argentinian peso, resulting in the joint venture reflecting an exceptional foreign exchange financing related devaluation charge in its profit and loss account.

(f) Exceptional tax credit

The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of National Grid Group restructurings.

4. Payroll costs and employees

	2002 £m	2001 £m	2000 £m
(a) Payroll costs			
Wages and salaries	398.2	326.0	129.4
Social security costs	28.4	26.3	11.5
Other pension costs	21.6	18.9	10.4
	448.2	371.2	151.3
Less: amounts capitalised	(82.9)	(68.5)	(23.8)
	365.3	302.7	127.5

	31 March 2002 Number	Average 2002 Number	Average 2001 Number	Average 2000 Number
(b) Number of employees				
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Latin America	14	17	17	13
Rest of the World	7	8	8	6
Continuing operations	6,949	7,195	7,523	3,810
Acquisition – North America (Niagara Mohawk)	6,287	1,048	—	—
	13,236	8,243	7,523	3,810

The vast majority of employees in:

- Europe are either directly or indirectly employed in the transmission of electricity in the UK.
- North America (excluding Niagara Mohawk) are either directly or indirectly employed in the transmission, distribution and generation of electricity in the US.
- North America (Niagara Mohawk) are either directly or indirectly employed in the transmission and distribution of electricity and gas supply in the US.

5. Directors' emoluments

(a) Remuneration policy

The remuneration committee, which consists exclusively of non-executive directors, is responsible for determining all aspects of executive directors' compensation, drawing on advice from external remuneration consultants and internal advisors.

The remuneration committee designs remuneration packages with the aim of attracting, motivating and retaining high calibre directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which National Grid Group operates.

(b) Directors' remuneration

The remuneration of individual directors in office during the three years ended 31 March 2002 is set out below:

	Year ended 31 March 2002			
	Base salary and fees £'000s	Annual bonus[1] £'000s	Benefits £'000s	Total emoluments (excluding pension) £'000s
Chairman				
James Ross (Non-executive director)	143	—	22	165
Executive directors				
Roger Urwin	500	267	27	794
Edward Astle[2]	181	94	9	284
Stephen Box	350	155	27	532
William Davis[3]	83	54	2	139
Steven Holliday	270	146	28	444
David Jones[4]	—	35	—	35
Rick Sergel	486	224	18	728
Non-executive directors				
Bob Faircloth	42	—	—	42
John Grant	35	—	—	35
Bonnie Hill[3]	4	—	—	4
Paul Joskow	57	—	—	57
Richard Reynolds	55	—	—	55
	2,206	975	133	3,314

Notes:

(1) Total cash bonus paid includes amounts invested by directors in the share match scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on matching shares. For US directors, the total cash paid does not include deferred share awards.

(2) Appointed to the Board on 1 September 2001.

(3) Appointed to the Board on 11 February 2002.

(4) Resigned from the Board on 31 March 2001. During the year, David Jones received ex-gratia payments of £35,353 in respect of dividends on matching shares exercised.

The total remuneration of Roger Urwin, the highest paid director during the year, was £794,195.

	Year ended 31 March 2001			
	Base salary and fees £'000s	**Annual bonus[1] £'000s**	**Benefits £'000s**	**Total emoluments (excluding pension) £'000s**
Chairman				
James Ross (non-executive director)	120	—	—	120
Executive directors				
David Jones	440	212	13	665
Roger Urwin	275	150	11	436
Stephen Box	300	142	13	455
Wob Gerretsen[2]	177	34	48	259
Steven Holliday[3]	1	—	—	1
Rick Sergel	408	197	15	620
Non-executive directors				
Bob Faircloth	30	—	—	30
John Grant	30	—	—	30
Paul Joskow	45	—	—	45
Richard Reynolds	50	—	—	50
	1,876	735	100	2,711

Notes:

(1) Total cash bonus paid includes amounts invested by directors in the share match scheme and, in the case of Roger Urwin, an ex-gratia payment of £19,000 in respect of dividends on matching shares.

(2) Died on 19 October 2000: £36,427 of his benefits is in respect of repatriation of personal property.

(3) Appointed to the Board on 30 March 2001.

The total remuneration of David Jones, the highest paid director (now retired), was £665,440.

	Year ended 31 March 2000			
	Base salary and fees £'000s	Annual bonus £'000s	Benefits £'000s	Total emoluments (excluding pension) £'000s
Chairman				
James Ross (non-executive director)[1]	98	—	—	98
Executive directors				
David Jones	350	126	13	489
Stephen Box	250	87	11	348
Wob Gerretsen[2]	240	64	44	348
Rick Sergel[3]	5	—	—	5
Roger Urwin	230	81	10	321
Non-executive directors				
David Jefferies (former chairman)[4]	50	—	3	53
Bob Faircloth	30	—	—	30
John Grant	30	—	—	30
Paul Joskow[3]	—	—	—	—
Richard Reynolds	50	—	—	50
Malcolm Williamson[4]	8	—	—	8
	1,341	358	81	1,780

Notes:

(1) Appointed chairman at the National Grid AGM on 22 July 1999.

(2) Wob Gerretsen's base salary included a temporary overseas allowance and his benefits included £31,667 in respect of his relocation.

(3) Appointed to the Board on 27 March 2000.

(4) Resigned from the Board on 22 July 1999.

The total remuneration of David Jones, the highest paid director (now retired), including the gain on the exercise of options, was £505,344.

(c) Directors' pension benefits

Pension benefits earned by individual executive directors in the three years ended 31 March 2002 are as follows:

	Year ended 31 March 2002			
	Age at 31 March 2002	Director's contributions during year £'000s	Increase to accrued pension during year (net of inflation) £'000s	Accrued pension as at 31 March 2002[1] £'000s
Roger Urwin	56	15	137	300
Edward Astle[2]	48	5	6	6
Stephen Box	51	11	17	54
William Davis[3]	60	—	—	458
Steven Holliday	45	8	9	9
Rick Sergel	52	—	77	347

Notes:

(1) Accrued pension represents the pension that would be paid annually at age 60 if the director resigned on 31 March 2002.

(2) Appointed to the Board on 1 September 2001.

(3) William Davis was appointed to the Board on 11 February 2002. As part of the Niagara Mohawk acquisition, a lump sum of £6,265,202 was paid into the Niagara Mohawk Supplemental Executive Retirement Plan, any future pension benefits payable by National Grid shall be offset by the annuity value of this lump sum payment.

	Year ended 31 March 2001			
	Age at 31 March 2001	Director's contributions during year £'000s	Increase to accrued pension during year (net of inflation) £'000s	Accrued pension as at 31 March[1] 2001 £'000s
David Jones[2]	58	13	57	284
Roger Urwin	55	8	26	160
Stephen Box	50	9	14	36
Wob Gerretsen[3]	—	4	—	—
Steven Holliday[4]	44	—	—	—
Rick Sergel	51	—	21	270

Notes:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the director resigned on 31 March 2001.

(2) David Jones, the highest paid director retired on 31 March 2001 with an unreduced pension.

(3) Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of £988,613 and are receiving a pension of £100,256 per annum.

(4) Steven Holliday was appointed to the Board on 30 March 2001.

	Year ended 31 March 2000			
	Age at 31 March 2000	Director's contributions during year £'000s	Increase to accrued pension during year (net of inflation) £'000s	Accrued pension as at 31 March[1] 2000 £'000s
David Jones	57	21	35	220
Stephen Box	49	14	11	22
Wob Gerretsen	58	12	19	127
Rick Sergel[2]	50	—	—	193
Roger Urwin	54	14	16	130

Notes:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the director resigned on 31 March 2000.

(2) Appointed to the Board on 27 March 2000.

(d) Directors' share interests

The directors' interests in National Grid Shares are set out in section 7 of Part IX of this document.

6. Pensions and post-retirement benefits

Substantially all of National Grid Group's UK employees are members of the Electricity Supply Pension Scheme (the "ESPS"), a defined benefit funded scheme. The assets of the ESPS are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is National Grid Group's section. The latest full actuarial valuation of National Grid Group's section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5% on investments held in respect of members before they reach retirement and 3.5% on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The total market value of assets relating to National Grid Group's section of the ESPS at 31 March 2001 was £1,336.3m and the actuarial value of the assets represented

approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The agreed contribution rate for the forthcoming year is 6%.

Substantially all of National Grid Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquision of Niagara Mohawk (note 26a)) and at 1 April 2001 for the remainder of the US plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7% for Niagara Mohawk schemes and 4.7% for other US schemes; that real annual increases in salary would average 0.25% for Niagara Mohawk schemes and 0.5% for other US schemes; that inflation would average 3.0% for Niagara Mohawk Schemes and 4.0% for other US schemes; and that nominal increases in pensions would be nil. The market value of the assets relating to National Grid Group's US defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total $2,126m and the actuarial value of the assets represented 91% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the US plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6m (2001: £18.9m; 2000:£10.4m) represents the regular pension cost of £18.5m (2001: £21.2m; 2000: £13.0m) plus a variation from the regular pension cost totalling £3.1m (2001: £2.3m (net credit); 2000: £2.6m (net credit)), which includes a credit of £1.5m (2001: £1.5m; 2000: £1.5m) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6m (2001: £28.2m).

In the US, National Grid Group provides health care and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of net assets acquired on the acquisition of Niagara Mohawk (note 26a)) and at 1 April 2001 for the remainder of the US plans. The principal assumptions adopted were a discount rate of 7.50% and that medical costs would increase by 10% per annum, decreasing to 5% by 2007 and remain at this rate thereafter.

The cost of providing health care and life insurance to retired US employees for the year ended 31 March 2002 amounted to £9.4m (2001: £7.3m; 2000, for the period 22 March 2000 to 31 March 2000: £0.2m).

FRS 17 Retirement benefits

On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 'Retirement Benefits', replacing SSAP 24 'Accounting for Pension Costs'. FRS 17 is fully effective for periods ending on or after 22 June 2003, though disclosures are required in the transitional period commencing with the year ended 31 March 2002. Initial disclosures showing the assets and liabilities of the major plans are set out below. In respect of the US pension and other post retirement plans, information relating to these has been aggregated. The disclosures have been calculated using the projected unit method of valuation on the basis of the following assumptions:

	UK Pensions %	**US Pensions** %	**US Other post-retirement benefits** %
Rate of increase in salaries	3.8*	4.0	—
Rate of increase in pensions in payment and deferred pensions	2.9	—	—
Discount rate	6.0	7.5	7.5
Rate of increase in RPI	2.8	3.5	—
Initial health care cost trend rate	—	—	10.0
Ultimate health care cost trend rate	—	—	5.0

* A promotional age related salary scale has also been used.

An analysis of the assets held in the various pension and other post retirement benefit schemes and the expected rates of return at 31 March 2002 were as follows:

	UK – Pensions		US – Pensions		US – Other post retirement benefits	
	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m
Equities	7.8	848.9	10.2	902.2	10.3	236.4
Bonds	5.3	290.0	6.4	475.7	5.9	159.7
Property	6.3	82.9	8.0	11.2	—	—
Other	3.8	38.9	5.6	48.4	5.9	0.6
Total market value of assets		1,260.7		1,437.5		396.7
Present value of scheme liabilities		(1,312.2)		(1,623.1)		(884.0)
Scheme deficits		(51.5)		(185.6)		(487.3)
Related deferred tax asset		15.5		73.9		193.3
Net liabilities		(36.0)		(111.7)		(294.0)

The net pension liability for US – Pensions comprises net pension assets relating to funded schemes in surplus of £30.7m, net pension liabilities relating to funded schemes in deficit of £98.1m and net pension liabilities relating to unfunded schemes of £44.3m.

If the above amounts had been recognised in the financial statements, National Grid Group's net assets employed at 31 March 2002 would be as follows:

	£m
Net assets employed excluding net SSAP 24 liabilities	3,649.6
Net FRS 17 liabilities	(441.7)
Impact on regulatory assets of recognising net FRS 17 liabilities and related deferred tax	(89.3)
Net assets employed including net FRS 17 liabilities	3,118.6

The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve.

7. Net interest

	2002 £m	2001 £m	2000 £m
Bank loans and overdrafts	120.5	118.0	12.4
Other	225.9	232.1	146.0
Interest payable and similar charges	346.4	350.1	158.4
Interest capitalised	(25.7)	(20.7)	(20.4)
Interest payable and similar charges net of interest capitalised	320.7	329.4	138.0
Interest receivable and similar income	(72.6)	(112.9)	(95.0)
	248.1	216.5	43.0
Joint ventures (including exceptional net interest of £92.5m (2001: £nil; 2000: £nil), net of interest capitalised £10.1m (2001: £18.5m; 2000: £2.1m))	120.5	12.8	8.9
Associate	16.4	25.8	15.6
	385.0	255.1	67.5
Comprising:			
Net interest, excluding exceptional net interest	292.5	255.1	67.5
Exceptional net interest (note 3(e))	92.5	—	—
Net interest, including exceptional net interest	385.0	255.1	67.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.2% (2001: 6.7%; 2000: 6.7%).

Interest payable and similar charges for 2001 included £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provided an economic hedge against dollar borrowings, but which did not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 included a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings.

8. Taxation

	2002 £m	2001 £m	2000 £m
United Kingdom			
– Corporation tax at 30%	39.5	(153.2)	347.4
– Adjustment to corporation tax in respect of prior years	(78.1)	(20.0)	—
– Deferred tax: timing differences	27.9	18.6	18.5
– Adjustment to deferred tax in respect of prior years	3.7	18.0	17.0
	(7.0)	(136.6)	382.9
Overseas			
– Corporate tax	73.3	26.7	2.8
– Adjustment to corporate tax in respect of prior years	1.4	—	—
– Deferred tax: timing differences	(48.4)	44.1	—
	26.3	70.8	2.8
	19.3	(65.8)	385.7
Joint ventures	6.2	4.2	2.9
Associate	(0.2)	8.3	(6.3)
	25.3	(53.3)	382.3
Comprising:			
Taxation – excluding exceptional items	85.4	182.1	152.8
Taxation – exceptional tax credit (note 3(f))	—	(229.5)	—
Taxation – exceptional items	(60.1)	(5.9)	229.5
	(60.1)	(235.4)	229.5
	25.3	(53.3)	382.3

A reconciliation of the UK corporation tax rate to the effective tax rate of National Grid Group is as follows:

	2002	2001	2000
	(% of profit before taxation)		
UK corporation tax rate	30.0	30.0	30.0
Increase/(decrease) resulting from :			
Goodwill amortisation and other permanent differences	7.4	8.6	0.1
Unrelieved tax losses (including overseas)	5.9	11.9	—
Overseas income taxed at other than UK statutory rate	(10.7)	(7.4)	—
Other	(0.4)	3.0	(1.5)
Effective tax rate before adjustment in respect of prior years and exceptional items	32.2	46.1	28.6
Adjustment in respect of prior years	(14.8)	(0.5)	3.3
Effective tax rate after adjustment in respect of prior years and before exceptional items	17.4	45.6	31.9
Exceptional items	(22.9)	(54.2)	(6.5)
Effective tax rate after exceptional items	(5.5)	(8.6)	25.4

9. Dividends

	2002 pence	2001 pence	2000 pence	2002 £m	2001 £m	2000 £m
	(per ordinary share)					
Ordinary dividends						
– Interim	6.46	6.05	5.59	95.6	89.5	82.5
– Proposed final	9.58	9.03	8.35	169.0	133.5	123.0
	16.04	15.08	13.94	264.6	223.0	205.5

10. Earnings per share

	Earnings per share 2002 pence	(Loss)/ profit for the year 2002 £m	Weighted average number of shares 2002 m	Earnings per share 2001 pence	Profit for the year 2001 £m	Weighted average number of shares 2001 m	Earnings per share 2000 pence	Profit for the year 2000 £m	Weighted average number of shares 2000 m
Basic, including exceptional items and goodwill amortisation	(32.3)	(493.3)	1,526.8	45.0	664.2	1,475.8	76.2	1,122.0	1,472.9
Exceptional costs (note 3(a))	5.2	79.0	—	2.7	39.4	—	—	—	—
Impairment of investments in joint ventures and associate (note 3(b))	50.6	774.6	—	—	—	—	—	—	—
Profit relating to partial disposal of Energis (note 3(c))	(1.3)	(20.1)	—	(16.5)	(243.3)	—	(54.3)	(800.1)	—
Profit on disposal of investments (note 3(d))	(0.7)	(10.6)	—	(1.3)	(20.1)	—	—	—	—
Exceptional financing charge (note 3(e))	6.1	92.5	—	—	—	—	—	—	—
Profit on disposal of tangible fixed assets	(1.4)	(22.0)	—	—	—	—	—	—	—
Exceptional tax credit (note 3(f))	—	—	—	(15.6)	(229.5)	—	—	—	—
Goodwill amortisation	5.9	90.4	—	5.7	84.6	—	0.6	8.2	—
Basic, excluding exceptional items and goodwill amortisation	32.1	490.5	1,526.8	20.0	295.3	1,475.8	22.5	330.1	1,472.9
Dilutive impact of employee share options				(0.1)	—	9.9	(0.2)	—	10.1
Dilutive impact of 4.25% Exchangeable Bonds 2008				(0.1)	21.2	110.3	(0.3)	20.9	110.3
Diluted, excluding exceptional items and goodwill amortisation				19.8	316.5	1,596.0	22.0	351.0	1,593.3
Exceptional costs (note 3(a))				(2.5)	(39.4)	—	—	—	—
Profit relating to partial disposal of Energis (note 3(c))				15.2	243.3	—	50.2	800.1	—
Profit on disposal of investments (note 3(d))				1.3	20.1	—	—	—	—
Exceptional tax credit (note 3(f))				14.4	229.5	—	—	—	—
Goodwill amortisation				(5.2)	(84.6)	—	(0.5)	(8.2)	—
Diluted, including exceptional items and goodwill amortisation				43.0	685.4	1,596.0	71.7	1,142.9	1,593.3

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of National Grid Group.

There is no difference between basic and diluted earnings per share for the year ended 31 March 2002.

11. Intangible fixed assets – goodwill

	Cost £m	Amortisation £m	Net book value £m
At 1 April 2000	1,058.2	(3.0)	1,055.2
Exchange adjustments	160.5	(3.1)	157.4
Addition (note 26b)	225.0	—	225.0
Adjustments to acquisition provisional fair values	32.7	—	32.7
Disposal	(16.6)	2.8	(13.8)
Charge for the year	—	(70.3)	(70.3)
At 1 April 2001	1,459.8	(73.6)	1,386.2
Exchange adjustments	(3.8)	(1.1)	(4.9)
Addition (note 26a)	810.1	—	810.1
Charge for the year	—	(78.4)	(78.4)
At 31 March 2002	2,266.1	(153.1)	2,113.0

12. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2000	491.6	7,100.2	310.5	170.7	8,073.0
Exchange adjustments	49.4	384.5	6.4	2.3	442.6
Acquisition of group undertaking	57.8	415.1	7.2	—	480.1
Capital expenditure	8.3	4.2	507.8	15.5	535.8
Disposal of businesses	(139.1)	(408.6)	(2.8)	(20.5)	(571.0)
Other disposals	(6.0)	(50.5)	—	(11.7)	(68.2)
Reclassifications	(15.4)	444.7	(419.4)	(9.9)	—
Cost at 31 March 2001	446.6	7,889.6	409.7	146.4	8,892.3
Depreciation at 1 April 2000	216.7	2,812.6	—	105.4	3,134.7
Exchange adjustments	26.6	168.9	—	1.2	196.7
Acquisition of group undertaking	15.1	173.5	—	—	188.6
Charge for the year	6.5	251.6	—	18.4	276.5
Disposal of businesses	(114.6)	(326.9)	—	(17.0)	(458.5)
Other disposals	(1.6)	(49.7)	—	(11.7)	(63.0)
Reclassifications	(0.7)	14.0	—	(13.3)	—
Depreciation at 31 March 2001	148.0	3,044.0	—	83.0	3,275.0
Net book value at 31 March 2001	298.6	4,845.6	409.7	63.4	5,617.3

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2001	446.6	7,889.6	409.7	146.4	8,892.3
Exchange adjustments	(1.4)	(17.2)	(1.3)	(0.4)	(20.3)
Acquisition of group undertaking	331.9	4,282.3	140.0	73.8	4,828.0
Capital expenditure	2.8	7.0	575.3	8.2	593.3
Disposals	(10.3)	(72.3)	—	(23.0)	(105.6)
Reclassifications	17.4	489.7	(489.6)	(17.5)	—
Cost at 31 March 2002	787.0	12,579.1	634.1	187.5	14,187.7
Depreciation at 1 April 2001	148.0	3,044.0	—	83.0	3,275.0
Exchange adjustments	(0.2)	(5.4)	—	(0.2)	(5.8)
Acquisition of group undertaking	45.0	1,477.9	—	40.5	1,563.4
Charge for the year	7.8	288.6	—	22.8	319.2
Disposals	(6.5)	(64.1)	—	(15.2)	(85.8)
Reclassifications	0.3	5.5	—	(5.8)	—
Depreciation at 31 March 2002	194.4	4,746.5	—	125.1	5,066.0
Net book value at 31 March 2002	592.6	7,832.6	634.1	62.4	9,121.7

The cost of tangible fixed assets at 31 March 2002 includes £306.2m (2001: £280.5m) relating to interest capitalised.

The net book value of land and buildings comprises:

	2002 £m	2001 £m
Freehold	557.8	262.5
Long leasehold (over 50 years)	28.9	30.0
Short leasehold (under 50 years)	5.9	6.1
	592.6	298.6

	Unlisted joint ventures		Listed associate	Own shares	Other investments	Total
	Share of net assets £m	Loans £m	Share of net assets £m	£m	£m	£m
At 1 April 2000	204.3	—	200.9	16.3	91.0	512.5
Exchange adjustments	(4.0)	3.5	—	—	15.4	14.9
Acquisition of group undertaking (note 26b)	6.3	—	—	—	28.7	35.0
Additions	250.8	61.4	—	2.1	22.9	337.2
Disposal of business	—	—	—	—	(23.1)	(23.1)
Other disposals	—	—	—	(8.2)	—	(8.2)
Share of retained loss	(122.8)	—	(42.9)	—	—	(165.7)
Other movements	(0.7)	—	243.9	—	—	243.2
At 31 March 2001	333.9	64.9	401.9	10.2	134.9	945.8
At 1 April 2001	333.9	64.9	401.9	10.2	134.9	945.8
Exchange adjustments	(34.1)	—	—	—	(0.1)	(34.2)
Acquisition of group undertaking (note 26a)	13.2	—	—	—	50.9	64.1
Additions	6.1	32.3	—	47.8	11.8	98.0
Transfers	10.4	(10.4)	—	—	—	—
Disposals	(8.3)	—	—	(12.3)	(1.9)	(22.5)
Share of retained loss	(158.3)	—	(31.3)	—	—	(189.6)
Transfer to provisions	37.3	—	—	—	—	37.3
Other movements	—	—	21.5	—	—	21.5
At 31 March 2002	200.2	86.8	392.1	45.7	195.6	920.4
Impairment at 1 April 2001	—	—	—	—	—	—
Charge for the year	129.3	84.9	392.1	—	—	606.3
Exchange adjustments	13.9	1.9	—	—	—	15.8
Impairment at 31 March 2002	143.2	86.8	392.1	—	—	622.1
Net book value at 31 March 2002	57.0	—	—	45.7	195.6	298.3

The market value of the investment in the listed associate (Energis) at 31 March 2002 was £15.6m (2001: £1,579.4m).

The share of retained loss relating to joint ventures includes an exceptional interest charge of £92.5m as described in note 3(e).

Own shares at 31 March 2002 relate to 13.2m 10p ordinary shares in National Grid, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by National Grid Group. Own shares at 31 March 2001 relate to 5.9m $11\frac{13}{17}$p ordinary shares in National Grid Holdings One plc (formerly National Grid Group plc), held by employee share trusts for similar purposes. The carrying value of £45.7m (market value £61.3m (2001: £31.9m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by National Grid and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by National Grid Group undertakings.

	2002 £m	2001 £m
Amounts falling due within one year:		
Trade debtors	707.4	379.9
Amounts owed by an associate	21.9	10.5
Amounts owed by joint ventures	0.1	23.3
Regulatory assets	443.9	255.1
Prepayments and accrued income	136.9	115.8
Other debtors	217.7	95.8
	1,527.9	880.4
Amounts falling due after more than one year:		
Amounts owed by an associate	40.3	45.1
Regulatory assets	3,969.9	978.8
Other debtors	44.2	30.0
	4,054.4	1,053.9
	5,582.3	1,934.3

The amounts owed by an associate include a net investment in a finance lease amounting to £44.6m (2001: £48.9m) comprising total rentals receivable of £65.2m (2001: £74.2m) less unearned income of £20.6m (2001: £25.3m), of which £4.3m (2001: £3.8m) falls due within one year and £40.3m (2001: £45.1m) falls due after more than one year. Rentals received and receivable in the year amounted to £9.0m (2001: £11.3m). At 31 March 2002, the minimum lease payments for each of the five years ending 31 March 2007 are £9.0m.

Regulatory assets

SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate prices that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 17), the decommissioning provision (note 20) and the under-recovery of power costs incurred. Regulatory assets outstanding at 31 March 2002 are expected to be substantially recovered over a period through to 2010.

15. Assets held for exchange

The assets held for exchange of £16.6m (2001: £16.6m) represent the carrying value of 73.5m (2001: 73.5m) shares in Energis which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 18. The voting rights in respect of 61.0m (2001: 61.0m) of these shares are vested in the bondholders.

16. Creditors (amounts falling due within one year)

	2002 £m	2001 £m
Borrowings (note 18)	1,451.9	1,008.7
Trade creditors and accruals	769.8	648.9
Amounts owed to an associate	5.2	10.6
Amounts owed to a joint venture	—	2.1
Purchased power obligations	102.4	105.0
Corporate tax	29.8	16.2
Social security and other taxes	25.8	14.1
Proposed dividend	169.0	133.5
Other creditors	415.4	274.6
	2,969.3	2,213.7

17. Creditors (amounts falling due after more than one year)

	2002 £m	2001 £m
Borrowings (note 18)	7,001.4	3,180.7
Purchased power obligations	361.7	448.5
Liability for swap contracts	407.9	—
Other creditors	347.0	126.3
	8,118.0	3,755.5

Purchased power obligations

As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 14), represents the net present value of these monthly payments discounted at 5.41%. At 31 March 2002, amounts falling due after five years totalled £65.4m (2001: £131.6m).

Liability for swap contracts

Niagara Mohawk has entered into indexed swap contracts that expire in 2008 and a further three swap contracts that expire in June and September 2003. Niagara Mohawk has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments may be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and will be adjusted as periodic assessments are made of energy prices.

	2002 £m	2001 £m
Amounts falling due within one year:		
Bank loans and overdrafts	36.6	627.5
Zero coupon bonds 2002	26.2	—
6% mandatorily exchangeable bonds 2003	242.6	242.6
Commercial paper	634.3	107.3
US senior notes	259.5	13.8
First mortgage bond	160.4	—
Other loans	92.3	17.5
	1,451.9	1,008.7
Amounts falling due after more than one year:		
US private placement notes 2003-2015	65.5	74.8
European Investment Bank Swiss franc loan 2004	245.8	237.0
Euro 1,250m bonds 2006	772.4	—
8.0% bonds 2006	239.3	239.1
4.25% Exchangeable Bonds 2008	491.3	480.3
Euro 750m bonds 2011	463.3	—
Pollution control revenue bonds 2018-2022	315.1	315.0
£200m 3.806% index linked bonds 2020	200.9	—
5.875% bonds 2024	443.9	443.6
£360m 6.5% bond 2028	357.6	—
£40m 3.589% limited RPI linked bonds 2030	40.2	—
US senior notes	1,846.3	327.8
First mortgage bond	1,185.0	—
Tax exempt bonds	303.7	16.7
Other loans	31.1	24.7
Bank borrowings 2002-2004	—	995.5
Zero coupon bonds 2002	—	26.2
	7,001.4	3,180.7
Total borrowings	8,453.3	4,189.4
Total borrowings are repayable as follows:		
In one year or less	1,451.9	1,008.7
In more than one year, but not more than two years	720.3	85.8
In more than two years, but not more than three years	436.8	1,262.0
In more than three years, but not more than four years	674.2	47.1
In more than four years, but not more than five years	1,005.1	252.6
In more than five years – by instalments	56.1	61.7
– other than by instalments	4,108.9	1,471.5
	8,453.3	4,189.4

At 31 March 2002, borrowings totalling £1,889.4m (2001: £348.6m) were secured by charges over property, plant and other assets of National Grid Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, National Grid Holdings One plc (formerly National Grid Group plc) issued 14.7m Equity Plus Income Convertible Securities ("EPICs") in the form of 6% mandatorily exchangeable bonds 2003 in the aggregate principal amount of $401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds ("bondholders") into ordinary shares of Energis, an

associated undertaking (note 15). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, National Grid Group will deliver 4.1665 Energis shares per EPIC. On 3 May 2003, the number of Energis shares to be delivered by National Grid Group in respect of each EPIC is dependent upon the Energis share price at that date and ranges from a maximum of five, if the share price is £3.30 or less, to a minimum of 4.1665 if the share price is £3.96 or more.

The 4.25% Exchangeable Bonds 2008 are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of National Grid at the exchange price of 417p per ordinary share. After 17 February 2003, National Grid Group has the right to redeem the Exchangeable Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Exchangeable Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the redemption price, being £1,209.31 per £1,000 principal amount of Exchangeable Bonds). When a holder elects to exchange Exchangeable Bonds for ordinary shares, National Grid Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by National Grid. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Exchangeable Bonds has not been anticipated and the Exchangeable Bonds have been classified as repayable in more than five years.

19. Financial instruments

National Grid Group's treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described below. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the analyses of National Grid Group's financial assets and financial liabilities contained within this note, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Treasury policy

The funding and treasury risk management of National Grid Group is carried out by a central department operating under policies and guidelines approved by the directors. Acting within these policies certain treasury management activities are delegated to regional treasury centres. The treasury policy committee, a committee of National Grid Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by National Grid Group include interest rate risk, currency risk, credit risk and liquidity and funding risk, and the policies applicable are described below. The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to the underlying current or anticipated business requirement. Derivative financial instruments, including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

Interest rate risk

To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. To date, the policy objective has been to achieve 50% to 85% of debt at fixed rates depending on debt projections and market levels of interest rates. Following a recent reappraisal of the interest rate risk exposures of the wider group, the guidelines have been adjusted so that the target percentage of debt that is at a fixed rate is nearer the lower end of the previous range. The interest rate composition of National Grid Group's financial liabilities at 31 March 2002 and 31 March 2001 are shown on page 70.

Currency risk

Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of National Grid Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which National Grid Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned.

The acquisition of Niagara Mohawk has increased the balance sheet exposure to US dollar denominated assets. In view of the increased materiality of the US dollar to National Grid Group the policy has been reviewed, and the

objective since the acquisition is to match the US dollar proportion of National Grid Group's financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities. This rebalancing was completed at the time of the acquisition, by closing existing cross-currency swaps and through financing the cash portion of the acquisition price with a mixture of dollar and sterling borrowings.

The currency composition of National Grid Group's financial liabilities and financial assets at 31 March 2002 and 31 March 2001 are shown on pages 70 and 71 respectively.

Liquidity risk

National Grid Group seeks to ensure that substantially all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with National Grid Group's borrowing capacity.

Credit risk

At 31 March 2002, National Grid Group had £212.6m of cash and deposits. National Grid Group is exposed to the credit riks of counterparties to these investments. National Grid Group's policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A-/A3 or short-term ratings of A1/P1 from Standard and Poor's or Moody's respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Commodity hedging

In the normal course of business, National Grid Group is party to derivatives including indexed swap contracts, gas futures, electricity swaps, options and oil commodity swaps that are principally used to manage commodity prices associated with its natural gas and electricity delivery operations. These financial exposures are monitored and managed as an integral part of National Grid Group's financial risk-management policy. At the core of this policy is a condition that National Grid Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. National Grid Group does not issue or intend to hold derivative instruments for trading purposes.

As a result of the restructuring of the electricity industry in New York State during 1999, Niagara Mohawk, which was acquired by National Grid Group on 31 January 2002, entered into indexed swap contracts that expire in June 2008, and a further three swap contracts that expire in June and September 2003. These contracts replaced the then existing purchased power arrangements on terms and conditions that were more favourable to Niagara Mohawk than that allowed under the existing arrangements. These derivatives are not designated as hedging instruments but are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

At 31 March 2002 National Grid Group has recorded liabilities of £407.9m in respect of these contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled, and will be adjusted as periodic reassessments are made of energy prices.

National Grid Group, through its acquisition of Niagara Mohawk, acquired New York Mercantile Exchange ("NYMEX") gas futures and fixed for floating electric swaps that were considered hedges for accouting purposes. The level of activity in these derivatives has been immaterial, and all of these contracts expired by 31 March 2002. However, National Grid Group may enter into such contracts, as necessary, in the future.

National Grid Group, through its UK transmission operation, has entered into electricity put options during 2001/02, pursuant to its requirement to stabilise the electricity market in England and Wales through the operation of the New Electricity Trading Arrangements ("NETA"). The options are for varying terms but generally can be exercised throughout the summer of 2002. National Grid Group has entered into these options so that it has the ability to physically deliver electricity as required to meet its obligations under its electricity transmission licence. National Grid Group has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Currency and interest rate composition of financial liabilities

	Total £m	Variable rate £m	Fixed rate £m	Fixed rate liabilities: Weighted average interest rate %	Fixed rate liabilities: Weighted average period for which rate is fixed Years
At 31 March 2002					
Sterling	2,530.0	563.4	1,966.6	6.61	10.8
US dollars	5,923.3	1,081.4	4,841.9	7.33	6.1
Borrowings	8,453.3	1,644.8	6,808.5	7.12	7.5
Other financial liabilities (sterling)	28.2	4.7	23.5	5.34	3.6
Other financial liabilities (US dollars)	893.6	814.9	78.7	5.80	—*
Other financial liabilities (other)	0.3	0.3	—	—	—
	9,375.4	2,464.7	6,910.7	7.10	7.4
At 31 March 2001					
Sterling	539.6	(759.4)	1,299.0	6.92	4.6
US dollars	3,647.3	1,239.5	2,407.8	6.86	3.4
Other	2.5	2.5	—	—	—
Borrowings	4,189.4	482.6	3,706.8	6.94	4.8
Other financial liabilities (sterling)	30.4	—	30.4	5.34	4.6
Other financial liabilities (US dollars)	662.2	621.2	41.0	6.22	10.0*
	4,882.0	1,103.8	3,778.2	6.92	4.8

* Excludes non-equity minority interests of £78.7m (2001: £20.0m) with no final repayment date.

At 31 March 2002, the weighted average interest rate on short term borrowings of £1,451.9m (2001: £1,008.7m) was 4.3% (2001: 5.9%).

Foreign exchange forward deals taken out in 2001/2002 to manage the currency mix of National Grid Group's borrowings portfolio, comprising a £190.4m forward sale of US dollars and a £10.4m forward sale of Australian dollars, have not been adjusted in the table above.

Other US dollar financial liabilities predominantly relate to indexed linked energy swap contracts of £407.9m (2001: £nil), purchased power obligations due after more than one year of £361.7m (2001: £448.5m), exchange translation of cross currency swaps of £45.3m (2001: £166.4m) and non-equity minority interests of £78.7m (2001: £20.0m).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with London Interbank Offered Rate ("LIBOR") for the appropriate currency at differing premiums or, in the case of certain US based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

Maturity of financial liabilities at 31 March

	2002 £m	2001 £m
In one year or less	1,502.3	1,181.4
In more than one year, but not more than two years	887.1	191.6
In more than two years, but not more than three years	598.0	1,348.9
In more than three years, but not more than four years	832.5	130.4
In more than four years, but not more than five years	1,151.4	333.3
In more than five years	4,404.1	1,696.4
	9,375.4	4,882.0

Currency and interest rate composition of financial assets

					Fixed rate assets	
	Total £m	Non-interest bearing £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
At 31 March 2002						
Sterling	89.8	—	89.8	—	—	—
US dollars	120.3	—	120.3	—	—	—
Other currencies	2.5	—	2.5	—	—	—
Cash and deposits	212.6	—	212.6	—	—	—
Other financial assets (sterling)	61.2	16.6	—	44.6	11.50	4.1
Other financial assets (US dollar)	59.1	16.8	14.0	28.3	4.72	9.2
	332.9	33.4	226.6	72.9	8.87	6.1
At 31 March 2001						
Sterling	136.9	—	136.9	—	—	—
US dollars	131.6	—	131.6	—	—	—
Other currencies	2.7	—	2.7	—	—	—
Cash and deposits	271.2	—	271.2	—	—	—
Other financial assets (sterling)	65.5	16.6	—	48.9	11.50	4.8
Other financial assets (US dollar)	38.6	—	11.9	26.7	5.37	9.8
Other financial assets (other)	4.9	—	4.9	—	—	—
	380.2	16.6	288.0	75.6	9.34	6.6

Other financial assets at 31 March 2002 predominantly relate to assets held for exchange of £16.6m (2001: £16.6m), a net investment in a finance lease of £44.6m (2001: £48.9m), fixed asset investment of £40.3m (2001: £38.6m), and investment held for resale of £15.4m (2001: £nil). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 18.

Maturity of financial assets at 31 March

	2002 £m	2001 £m
In one year or less	259.1	316.2
In more than one year, but not more than two years	6.1	6.2
In more than two years, but not more than three years	22.0	6.5
In more than three years, but not more than four years	6.6	6.2
In more than four years, but not more than five years	6.6	7.0
In more than five years	32.5	38.1
	332.9	380.2

Fair values of financial instruments at 31 March

	2002		2001	
	Book value £m	**Fair value £m**	**Book value £m**	**Fair value £m**
6% mandatorily exchangeable bonds 2003	(242.6)	(18.1)	(242.6)	(196.7)
Other short term debt	(1,209.3)	(1,231.9)	(766.1)	(768.7)
Exchangeable Bonds 2008	(491.3)	(543.3)	(480.3)	(627.7)
Other long term debt	(6,510.1)	(6,505.4)	(2,700.4)	(2,704.8)
Total borrowings	(8,453.3)	(8,298.7)	(4,189.4)	(4,297.9)
Cash and deposits	212.6	212.6	271.2	271.2
Net borrowings	(8,240.7)	(8,086.1)	(3,918.2)	(4,026.7)
Other financial liabilities *	(871.8)	(867.6)	(519.9)	(516.3)
Net investment in finance lease	44.6	46.2	48.9	56.0
Assets held for exchange	16.6	16.6	16.6	205.1
Other financial assets	59.1	57.2	43.5	44.8
Net financial liabilities *	(8,992.2)	(8,833.7)	(4,329.1)	(4,237.1)
Financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	—	(69.4)	(2.9)	(40.4)
Forward foreign currency contracts and cross currency swaps	(50.3)	(131.0)	(169.8)	(250.1)

* Excluding interest rate swaps £nil (2001: £2.9m), forward currency contracts £5.0m (2001: £3.4m) and cross currency swaps £45.3m (2001: £166.4m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps amounted to £3,348.4m (2001: £2,534.9m) and £2,213.5m (2001: £2,118.0m) respectively.

	Gains £m	Losses £m	Net gain/(loss) £m
Unrecognised gains and (losses) on hedges at 1 April 2001	10.7	(128.5)	(117.8)
Losses arising in previous years recognised in the year	—	38.8	38.8
Gains/(losses) arising in previous years not recognised in the year	10.7	(89.7)	(79.0)
Gains/(losses) arising in the year	4.9	(76.0)	(71.1)
Unrecognised gains and (losses) on hedges at 31 March 2002	15.6	(165.7)	(150.1)
Of which:			
Gains expected to be recognised within one year	12.6	—	12.6
Gains and (losses) expected to be recognised after one year	3.0	(165.7)	(162.7)

At 31 March 2002, within the £165.7m unrecognised loss there is an unrecognised loss of £94.0m for which there are offsetting gains of £73.8m on the related borrowings.

Borrowing facilities

At 31 March 2002, National Grid Group had committed credit facilities from syndicates of banks of £2,687.5m (2001: £2,510.5m) of which £2,687.5m (2001: £1,120.7m) was undrawn and of which £698.5m expires within one year, £298.9m expires after more than one year but less than two years, and £1,690.1m expires after more than two years. Of the unused facilities £1,073.7m (2001: £255.2m) are being held as backup to commercial paper and similar borrowings and the remainder are available to support further acquisitions and other general corporate purposes. At 31 March 2002 a further facility amounting to £211.3m (2001: £nil) existed for the purpose of factoring trade debtors, this facility was undrawn and expires within one year.

20. Provisions for liabilities and charges

	Decom-missioning £m	Post-retirement benefits £m	Environ-mental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m
At 1 April 2000	231.3	114.6	41.2	970.9	—	2.2	1,360.2
Exchange adjustments	29.3	14.7	3.8	27.3	—	—	75.1
Adjustments to acquisition provisional fair values	—	(11.8)	—	0.2	—	—	(11.6)
Acquisition of group undertaking (note 26b)	34.5	27.3	12.0	93.4	—	—	167.2
Additions	16.3	18.7	10.5	80.7	—	—	126.2
Unused amounts reversed	(80.5)	—	(10.0)	—	—	(1.8)	(92.3)
Utilised	(18.9)	(13.8)	(5.1)	—	—	(0.1)	(37.9)
Disposal of business	(65.9)	—	—	—	—	—	(65.9)
At 31 March 2001	146.1	149.7	52.4	1,172.5	—	0.3	1,521.0

	Decom-missioning £m	Post-retirement benefits £m	Environ-mental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m
At 1 April 2001	146.1	149.7	52.4	1,172.5	—	0.3	1,521.0
Exchange adjustments	(0.3)	(1.9)	(1.0)	(4.0)	—	—	(7.2)
Acquisition of group undertaking (note 26a)	—	477.5	166.3	673.9	—	—	1,317.7
Additions	11.4	54.2	8.2	—	186.0	18.9	278.7
Unused amounts reversed	(19.1)	—	(13.2)	(16.8)	—	(0.4)	(49.5)
Utilised	(16.7)	(24.1)	(8.8)	—	—	—	(49.6)
Transfer from fixed asset investments	—	—	—	—	37.3	—	37.3
Other movement	—	—	—	(14.1)	—	—	(14.1)
At 31 March 2002	121.4	655.4	203.9	1,811.5	223.3	18.8	3,034.3

The decommissioning provision of £121.4m at 31 March 2002, represents the net present value of the estimated expenditure (discounted at rates up to 7.75% (2001: 6.62%)) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 14). Expenditure is expected to be incurred between 2002 and 2042. Additions in the year include £7.9m (2001: £10.8m) and £(2.6)m (2001: £2.3m) in respect of changes in the discounted amount arising from the passage of time and the effect of a change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £259.0m (2001: £76.1m) and other post-retirement benefits (health care and life insurance) £396.4m (2001: £73.6m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2002, £189.2m of this provision represents the net present value of the estimated expenditure (discounted at 7.5%) expected to be incurred between 2002 and 2045 (2001: £37.8m discounted at 7.75%). Substantially all of the remainder of this provision is expected to be utilised within the next five years.

The associated undertakings provision of £223.3m (2001: £nil) represents the recognition of obligations associated with the impairment of investments in joint ventures and associate amounting to £186.0m (2001: £nil) and the recognition of the net liabilities of a joint venture amounting to £37.3m (2001: £nil).

Deferred taxation comprises:

	2002 £m	2001 £m
Accelerated capital allowances	1,682.7	1,124.4
Other timing differences	128.8	48.1
	1,811.5	1,172.5

A deferred tax asset in respect of substantial capital losses has not been recognised because their future recovery is uncertain. The exact amount of these losses not recognised at 31 March 2002 is not yet quantified pending agreement of the amount with the relevant tax authorities.

21. Share capital

	Allotted, called up and fully paid	
	millions	£m
At 31 March 1999 – *ordinary shares of 10 pence**	1,477.9	147.8
Issued during the year	6.9	0.7
Repurchased and cancelled during the year	(0.2)	—
At 31 March 2000*	1,484.6	148.5
At 31 March 2001*	1,484.6	148.5
Issued during the year*	292.3	29.2
At 31 March 2002	1,776.9	177.7

One £1 special rights redeemable preference share (at 31 March 2002, 31 March 2001* and 31 March 2000*)

* In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire National Grid Holdings One plc (described below) have been treated as if these shares were in issue throughout the year and comparative periods.

On 31 January 2002 under a scheme of arrangement between the former National Grid Group plc (now renamed National Grid Holdings One plc) and its shareholders under section 425 of the Companies Act, and sanctioned by the High Court on 25 January 2002, all of the issued shares in that company, including the special share as defined below, were cancelled. Following the cancellation, the share capital of National Grid Holdings One plc was restored to its former nominal amount by applying the reserve arising as a result of the cancellation to pay up in full new shares equal in nominal value to the shares cancelled. One of the new National Grid Holdings One plc shares was issued to National Grid Nominees Limited on behalf of National Grid Group plc. The remaining shares were issued to New National Grid plc (now renamed National Grid Group plc) which, as a result became the new holding company of the National Grid group.

The £1 special rights non-voting redeemable preference share, the National Grid Special Share, held on behalf of the Crown, was issued to the Secretary of State on 31 January 2002 as part of the scheme of arrangement. It is redeemable at any time at par at the option of the holder, after consulting National Grid. The National Grid Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain provisions in the National Grid Articles, require the prior written consent of the holder of the National Grid Special Share. The National Grid Special Share confers no right to participate in the capital or profits of National Grid, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State held a special share with equivalent rights in National Grid Holdings One plc.

At 31 March 2001 and 31 March 2000 the authorised share capital of National Grid Holdings One plc, the former holding company of the National Grid group, was £250.0m, comprising 2,125m shares of $11\frac{13}{17}$ pence each. At 31 March 2002, the authorised share capital of National Grid was £250.0m (2,500m ordinary shares of 10 pence each, and the National Grid Special Share).

The total consideration received by National Grid Group in respect of shares issued during the year ended 31 March 2002 was £1,329.0m, of which £59.1m was received from employee share trusts, which represented contributions from National Grid Group undertakings. The remaining shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m, as explained in note 26a.

Share option schemes

National Grid Group operates two principal forms of share option plans. They are a sharesave plan (the "Sharesave Plan") and an executive share option plan (the "Executive Plan").

The Sharesave Plan is savings-related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Plan applies to senior executives, including executive directors. Options granted in the 2001/02 financial year are subject to the achievement of performance targets related to total shareholder return over a period of at least three years. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the National Grid Group's share option plans may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares under the National Grid Group's various option schemes for the three years ended 31 March 2002 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave Plan millions	Executive Plan millions	Total millions
At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)
At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	—	(0.4)
Exercised	(4.1)	(0.7)	(4.8)
At 31 March 2001	13.1	6.9	20.0
Granted	2.4	2.6	5.0
Lapsed	(0.7)	(0.1)	(0.8)
Exercised	(5.0)	(0.9)	(5.9)
At 31 March 2002	9.8	8.5	18.3
Exercisable between 1 April 2002 and:	28 Feb 2007	30 Mar 2012	
Option price per ordinary share	171.0p to 457.0p	205.5p to 623.0p	

Further details of share options are given in section 8 of Part IX of this document.

22. Reserves

	Share premium account £m	Profit & loss account £m	Merger Reserve £m
At 31 March 2000	—	1,764.8	300.9
Exchange adjustments	—	(14.7)	—
Ordinary shares issued during the year	0.9	—	—
Tax on exchange adjustments	—	31.9	—
Transfer on issue of certain shares under share option schemes	1.3	(1.3)	—
Retained profit for the year	—	441.2	—
Transfer*	(2.2)	—	2.2
At 31 March 2001	—	2,221.9	303.1
Exchange adjustments	—	(58.3)	—
Ordinary shares issued during the year			
– Share option schemes	46.2	—	—
– Acquisition	1,242.1	—	—
Tax on exchange adjustments	—	21.6	—
Transfer on issue of certain shares under share option schemes	11.3	(11.3)	—
Retained loss for the year	—	(757.9)	—
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	—	—	0.2
Transfer*	(56.2)	—	56.2
At 31 March 2002	1,243.4	1,416.0	359.5

* In the year to 31 March 2002, the application of merger accounting principles to the group reconstruction which involved the creation of a new holding company (see National Grid's Accounting Policies – Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire National Grid Holdings One plc have been treated as if they were in issue throughout the year and comparative periods.

The balance on the merger reserve at 31 March 2002 represents the difference between the called up share capital of National Grid and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed National Grid Holdings One plc) at 31 January 2002, the date of the capital reorganisation.

23. Minority interests: non-equity

The non-equity minority interests of £78.7m (2001: £20.0m) comprise cumulative preference stock issued by National Grid Group undertakings.

24. Reconciliation of movement in equity shareholders' funds

	2002 £m	2001 £m	2000 £m
(Loss)/profit for the year	(493.3)	664.2	1,122.0
Dividends	(264.6)	(223.0)	(205.5)
	(757.9)	441.2	916.5
Issue of ordinary shares	1,317.7	0.9	11.6
Repurchase of own shares	—	—	(1.1)
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	—
Net increase in equity shareholders' funds	523.1	459.3	930.1
Equity shareholders' funds at start of year	2,673.5	2,214.2	1,284.1
Equity shareholders' funds at end of year	3,196.6	2,673.5	2,214.2

25. Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m	2000 £m
Operating profit of group undertakings	507.4	705.5	571.8
Depreciation and amortisation	436.9	380.0	158.6
Impairment of investments in joint ventures	186.0	—	—
Profit on disposal of tangible fixed assets	—	(6.6)	(4.3)
Decrease/(increase) in stocks	14.0	(7.9)	(0.4)
Decrease/(increase) in debtors	203.0	(189.8)	(22.7)
Decrease in creditors	(108.6)	(55.3)	(11.5)
Increase/(decrease) in provisions	10.5	(11.7)	(6.8)
Other	6.2	(3.6)	(2.7)
Net cash inflow from operating activities	1,255.4	810.6	682.0

The net cash inflow of Niagara Mohawk, acquired in 2002, was approximately £18.0m, after exceptional integration cash costs incurred of £21.0m.

(b) Disposal of investments

	2002 £m	2001 £m	2000 £m
Cash consideration received	36.5	204.7	—
Cash balances of businesses disposed	—	(8.8)	—
	36.5	195.9	—

(c) Acquisition of group undertakings

	2002 £m	2001 £m	2000 £m
Payments to acquire group undertakings	(918.2)	(442.5)	(2,049.2)
(Overdrafts)/cash balances of group undertakings acquired	(15.3)	1.6	4.1
	(933.5)	(440.9)	(2,045.1)

(d) Reconciliation of net cash flow to movement in net debt

	2002 £m	2001 £m	2000 £m
Movement in cash and overdrafts	53.6	(1.9)	26.4
Net cash inflow from the management of liquid resources	(336.2)	(775.2)	(618.8)
Increase in borrowings	(442.4)	(81.4)	(769.2)
Change in net debt resulting from cash flows	(725.0)	(858.5)	(1,361.6)
Acquisition of group undertakings	(3,621.3)	(162.2)	(611.7)
Certificates of tax deposit surrendered	—	(3.6)	(5.9)
Exchange adjustments	19.9	(218.0)	29.9
Other non-cash movements	3.9	(12.3)	(10.9)
Movement in net debt in the year	(4,322.5)	(1,254.6)	(1,960.2)
Net debt at start of year	(3,918.2)	(2,663.6)	(703.4)
Net debt at end of year	(8,240.7)	(3,918.2)	(2,663.6)

Liquid resources comprise short term deposits.

(e) Analysis of changes in net debt

	At 1 April 1999 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2000 £m
Cash at bank and in hand**	1.6	6.2	—	—	—	—	7.8
Bank overdrafts	(24.2)	20.2	—	—	—	—	(4.0)
		26.4					
Deposits**	1,522.9	(618.8)	107.7	—	(2.1)	(5.9)	1,003.8
Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	—	(665.0)
		(769.2)					
	(703.4)	(1,361.6)	(611.7)	—	29.9	(16.8)	(2,663.6)

	At 1 April 2000 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2001 £m
Cash at bank and in hand**	7.8	17.4	—	—	0.1	—	25.3
Bank overdrafts	(4.0)	(19.3)	—	—	—	—	(23.3)
		(1.9)					
Deposits**	1,003.8	(775.2)	—	—	20.9	(3.6)	245.9
Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	(3,180.7)
Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	—	(985.4)
		(81.4)					
	(2,663.6)	(858.5)	(162.2)	—	(218.0)	(15.9)	(3,918.2)

	At 1 April 2001 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2002 £m
Cash at bank and in hand**	25.3	66.9	—	—	—	—	92.2
Bank overdrafts	(23.3)	(13.3)	—	—	—	—	(36.6)
		53.6					
Deposits**	245.9	(336.2)	215.1	—	(4.6)	0.2	120.4
Borrowings due after one year	(3,180.7)	(752.3)	(3,188.5)	107.1	10.7	2.3	(7,001.4)
Borrowings due within one year	(985.4)	309.9	(647.9)	(107.1)	13.8	1.4	(1,415.3)
		(442.4)					
	(3,918.2)	(725.0)	(3,621.3)	—	19.9	3.9	(8,240.7)

* Excluding cash and bank overdrafts

** Cash and deposits per the balance sheet £212.6m (2001: £271.2m; 2000: £1,011.6m).

26. Acquisitions

(a) On 31 January 2002, National Grid Group acquired the entire issued share capital of Niagara Mohawk for a total consideration of £2,186.5m including acquisition costs of £44.9m. The acquisition has been accounted for by using the acquisition method of accounting. Because the acquisition occurred late in the financial year, fair values and goodwill arising on the acquisition are provisional and may be subject to revision during the current financial year. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments		
	Book value at acquisition £m	Revaluations £m	Accounting policy alignment £m	Provisional fair value £m
Tangible fixed assets	3,264.6	266.8[(ix),(x)]	(266.8)[(ix),(x)]	3,264.6
Fixed asset investments	96.5	(32.4)[(i)]	—	64.1
Stocks	37.8	—	(1.6)	36.2
Debtors	4,295.3	(193.4)[(ii),(iii),(vii)]	(146.8)[(xi),(xii),(xiv)]	3,955.1
Investment held for resale	—	15.4[(v)]	—	15.4
Cash and deposits	237.0	—	(21.9)[(xiii)]	215.1
Creditors excluding borrowings	(950.8)	(27.1)[(vi)]	38.9[(xiii)]	(939.0)
Borrowings	(3,382.6)	(453.8)[(iv),(vii)]	(15.3)[(xiii)]	(3,851.7)
Provisions for liabilities and charges	(1,437.1)	(32.6)[(iii),(viii)]	152.0[(xi),(xii),(xiv)]	(1,317.7)
Minority interests	(347.2)	281.5[(iv)]	—	(65.7)
	1,813.5	(175.6)	(261.5)	
Net assets acquired				1,376.4
Goodwill arising on acquisition				810.1
				2,186.5
Share consideration				1,269.9
Cash consideration, including costs of acquisition				916.6
				2,186.5

Investment held for resale of £15.4m relates to an associated undertaking of Niagara Mohawk which is held exclusively with a view to resale. The book and fair value of this business represents the anticipated net sale proceeds.

Fair value adjustments primarily comprise:

Revaluation adjustments relating to:

(i) Revaluation of investments to market value (£32.4m);
(ii) Write down of regulatory assets related to nuclear activities (£669.4m);
(iii) Recognition of pension fund liabilities, assets and other related regulatory assets (£290.6m);
(iv) Revaluation and reclassification of preferred stock of a subsidiary undertaking (minority interest) to borrowings (£281.5m);
(v) Revaluation and reclassification of investment held for resale (£15.4m);
(vi) Recognition of current tax and other liabilities (£22.7m);
(vii) Revaluation of long-term debt and recognition of related regulatory assets (£184.7m);
(viii) Deferred tax on certain fair value adjustments (£258.0m).

Accounting policy alignment relating to:

(ix) Accounting for allowance for equity funds used during construction (£75.6m);
(x) Accounting for costs incurred on the disposal of tangible fixed assets (£191.2m);
(xi) Discounting of provisions and recognition of effect on related regulatory assets (£57.3m);
(xii) Non-recognition of certain regulatory assets under UK GAAP (£46.9m);
(xiii) Re-classification of unpresented cheques (£37.2m);
(xiv) Non-recognition of pension provision and related regulatory assets under UK GAAP (£45.7m).

Adjustments (ix) and (x) have also resulted in corresponding revaluation adjustments.

The results of Niagara Mohawk, prepared on the basis of its pre-acquisition accounting policies under US GAAP, for the period 1 January 2002 to 31 January 2002 and for its preceding financial year ended 31 December 2001 are set out below:

	Period 1 January to 31 January 2002 £m	Year ended 31 December 2001 £m
Turnover	255.4	3,269.2
Operating costs	(251.1)	(3,078.0)
Operating profit of group undertakings		
– Before exceptional items	4.3	308.8
– Exceptional items	—	(117.6)
	4.3	191.2
Share of joint venture's operating profit	0.2	2.5
Net interest	(18.7)	(264.0)
Loss before taxation	(14.2)	(70.3)
Taxation	(0.6)	57.9
Minority interests	(5.4)	(21.7)
Loss for the period	(20.2)	(34.1)

(b) On 19 April 2000, National Grid Group acquired the entire issued share capital of EUA for a cash consideration of £414.0m including acquisition costs of £4.5m. The acquisition has been accounted for by using the acquisition method of accounting. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

	Book value at acquisition £m	Fair value adjustments: Revaluations £m	Fair value adjustments: Accounting policy alignment £m	Fair value £m
Tangible fixed assets	274.4	34.9 (iii),(iv)	(17.8)(i),(iii),(iv)	291.5
Fixed asset investments	42.7	(3.4)	(4.3)(i)	35.0
Stocks	1.7	—	—	1.7
Debtors	457.4	(0.5)	(124.8)(ii)	332.1
Business held for resale	50.2	5.2 (v)	—	55.4
Cash and deposits	1.6	—	—	1.6
Creditors excluding borrowings	(274.8)	(15.3)(vi),(vii)	110.3 (ii)	(179.8)
Borrowings	(162.6)	—	0.4	(162.2)
Provisions for liabilities and charges	(157.7)	(10.8)(vi)	1.3 (i),(ii)	(167.2)
Minority interests	(18.1)	(1.0)	—	(19.1)
	214.8	9.1	(34.9)	
Net assets acquired				189.0
Goodwill arising on acquisition				225.0
Cash consideration, including costs of acquisition				414.0

Business held for resale of £55.4m relates to a subsidiary undertaking of EUA which was held exclusively with a view to resale. The fair value of this business represents the net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i) recognition of decommissioning liabilities and other provisions in accordance with FRS12 (£15.8m);
(ii) non-recognition of certain liabilities, and related assets, which do not comply with FRS12 (£123.1m);
(iii) accounting for allowance for equity funds used during construction (£13.7m);
(iv) accounting for costs incurred on the disposal of tangible fixed assets (£21.2m);
Adjustments (iii) and (iv) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(v) revaluation of business held for resale to reflect net proceeds from sale (£5.2m);
(vi) recognition of liabilities in respect of certain integration costs (£13.9m);
(vii) recognition of additional liabilities in respect of taxation and certain other items (£14.4m).

The loss after taxation and minority interest of EUA for the period 1 January 2000 to 18 April 2000, based on its accounting policies prior to acquisition, was £0.4m.

The comparative figure for the year ended 31 December 1999 was a profit after taxation and minority interest of £10.5m.

(c) The acquisition of NEES was completed on 22 March 2000 at a total cost of £2,070.8m. The net assets acquired were ascribed a final fair value of £975.4m resulting in goodwill of £1,095.4m. This includes certain adjustments, totalling £32.7m, to the provisional fair values stated in the 31 March 2000 accounts which are included in the table below. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments		
	Book value at acquisition £m	Revaluations £m	Accounting policy alignment £m	Fair value £m
Tangible fixed assets	1,688.6	96.7 (iii),(iv)	(74.4) (i),(iii),(iv)	1,710.9
Fixed asset investments	109.2	12.0 (vii)	—	121.2
Stocks	16.5	—	—	16.5
Debtors	1,087.5	8.3 (vi),(vii)	(22.3) (i),(ii)	1,073.5
Business held for resale	121.2	(33.6) (v)	—	87.6
Cash and deposits	116.5	—	(4.7)	111.8
Creditors excluding borrowings	(799.4)	(0.5)	42.4 (ii)	(757.5)
Borrowings	(719.4)	—	—	(719.4)
Provisions for liabilities and charges	(584.6)	(12.7) (vi)	(36.7) (i)	(634.0)
Minority interests	(35.2)	—	—	(35.2)
	1,000.9	70.2	(95.7)	
Net assets acquired				975.4
Goodwill arising on acquisition				1,095.4
Cash consideration, including costs of acquisition				2,070.8

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i) recognition of decommissioning liabilities and other provisions in accordance with FRS 12 (£47.4m);
(ii) non-recognition of certain liabilities, and related assets, which do not comply with FRS 12 (£34.6m);
(iii) accounting for allowance for equity funds used during construction (£13.3m);
(iv) accounting for costs incurred on the disposal of tangible fixed assets (£84.1m);
Adjustments (iii) and (iv) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(v) revaluation of business held for resale to reflect net proceeds from sale (£33.6m);
(vi) recognition of a net deficiency on pension and other post-retirement plans (£2.2m);
(vii) revaluation of investments to market value (£12.0m).

27. Related party transactions

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2002 £m	2001 £m	2000 £m
Sales:			
Services supplied	32.6	46.5	35.0
Finance lease rentals	9.0	11.3	6.7
Purchases:			
Services received	55.1	26.3	16.7
Tangible fixed assets	2.7	—	5.6

Amounts owed by and owed to an associate and joint ventures are given in notes 14 and 16 respectively.

(a) *Future capital expenditure*

	Group		Associate and joint ventures	
	2002 £m	2001 £m	2002 £m	2001 £m
Contracted for but not provided	360.8	396.8	26.2	90.1

Information in respect of the associate's "future capital expenditure contracted for but not provided" was not available at 31 March 2002. As a consequence, in respect of the position at 31 March 2002 only, the information provided above in respect of the share of associate and joint ventures' "future capital expenditure contracted for but not provided" solely relates to joint ventures.

(b) *Lease commitments*

At 31 March 2002, National Grid Group's operating lease commitments for the financial year ending 31 March 2003 amounted to £33.2m (2001: £11.9m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Within one year	0.8	0.1	2.2	1.1	3.0	1.2
Between two and five years	1.9	1.3	11.7	4.5	13.6	5.8
After five years	7.3	2.6	9.3	2.3	16.6	4.9
	10.0	4.0	23.2	7.9	33.2	11.9

Total commitments under non-cancellable operating leases were as follows:

	2002 £m	2001 £m
In one year or less	33.2	11.9
In more than one year, but not more than two years	28.7	10.7
In more than two years, but not more than three years	25.9	8.4
In more than three years, but not more than four years	23.9	6.4
In more than four years, but not more than five years	18.6	5.5
In more than five years	159.0	34.6
	289.3	77.5

(c) Power commitments

At 31 March, National Grid Group had obligations to purchase energy under long term contracts. The following table analyses that commitment, excluding those purchased power obligations, the net present value of which is already reflected in creditors (note 17).

	2002 £m	2001 £m
In one year or less	1,340.1	1,037.3
In more than one year, but not more than two years	1,188.9	670.8
In more than two years, but not more than three years	1,057.1	644.9
In more than three years, but not more than four years	684.3	545.2
In more than four years, but not more than five years	691.5	277.4
In more than five years	2,350.1	1,238.6
	7,312.0	4,414.2

(d) Guarantees and performance bonds

A National Grid Group undertaking has issued performance bonds in the ordinary course of business amounting to £40.6m (2001: £88.1m), of which £10.6m (2001: £58.3m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2001: £14.1m).

(e) Sale of Millstone 3

In November 1999, NEP, a National Grid subsidiary, entered into an agreement with Northeast Utilities ("NU") to settle claims made by NEP in relation to the operating of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP's 16.2% share in an auction of NU's share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001 the Millstone 3 sale was completed and proceeds of $27.9m (£19.6m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0m (£602.0m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140.0m (£100.0m) of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

(f) Environmental related litigation

On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced environment action. This litigation is in the discovery phase. On 10 January 2002, New York State filed suit against Niagara Mohawk and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk has filed a motion to dismiss.

29. National Grid Group undertakings, joint ventures and associate

Details of the principal National Grid Group undertakings, joint ventures and associate included in the National Grid Group accounts at 31 March 2002 are given in section 13 of Part IX of this document.

30. Post balance sheet event

On 22 April 2002 the Boards of National Grid and Lattice unanimously agreed and announced the terms of a recommended merger. Under the terms of the merger, National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice share. Upon completion of the merger, National Grid shareholders will hold approximately 57.3%, and Lattice Shareholders will hold approximately 42.7%, of the issued share capital of National Grid Transco, based on the issued share capital of the two companies at the date of the announcement.

It is intended to account for the merger in accordance with merger accounting principles.

1. Financial information for the 15 months ended 31 March 2002 and the two 12 month periods ended 31 December 2000 and 1999

Introduction

The financial information set out in this section has been extracted without material adjustment from the audited consolidated financial statements of Lattice for the 12 months ended 31 December 2000 ("2000 accounts") and the 15 months ended 31 March 2002 ("2002 accounts"). The 2000 accounts were the first statutory consolidated accounts prepared by Lattice following the Demerger. The financial information for the 12 months ended 31 December 1999 is extracted without material adjustment from the Accountants' Report set out in the listing particulars relating to Lattice dated 15 September 2000 and from the comparatives to the 2000 accounts.

Restatement of prior periods

(a) Accounting convention

In accordance with FRS 18 'Accounting Policies' and following Transco's latest price control review, the directors have reviewed the accounting principles of Lattice Group during the 15 months ended 31 March 2002 and decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. The comparative information for the 12 months ended 31 December 2000 as included in the 2002 accounts has been restated accordingly. Under modified historical cost accounting, the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been reduced by £221m to £243m (12 months ended 31 December 2000 reduction of £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increase of £6,609m to £5,597m). For further information regarding modified historical cost results and net assets, see note 30.

(b) FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000, and has been implemented during the 15 months ended 31 March 2002. In the 2002 accounts, comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. The 31 December 2000 modified historical cost and 31 December 1999 information has not been restated for FRS 19. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 historical cost basis £19m) and increased net liabilities as at 31 March 2002 by £599m (31 December 2000 historical cost basis £670m).

Basis of preparation and accounting principles

(a) Basis of preparation

During the 15 months ended 31 March 2002, to improve the transparency of Lattice Group's performance, the financial year end was changed from 31 December to 31 March. This aligns Transco's reported results with its regulatory year. Accordingly, the financial information shown in this report includes the consolidated financial information for the 15 months ended 31 March 2002 of Lattice Group. The comparative information provided in the financial information is for the two 12 month periods ended 31 December 2000 and 1999. The principal entities included within the financial information are shown in note 29.

Lattice Group has also changed the basis of preparation of its accounts (see above). The accounts have been prepared in accordance with applicable accounting standards, and for the 15 months ended 31 March 2002 have been prepared under historical cost principles, as modified for the revaluation of investment properties. The 2000 accounts were prepared on a modified historical cost basis and were restated on an historical cost basis in the 2002 accounts and are presented under both accounting principles in the financial information following. The information for the 12 months ended 31 December 1999 as included in the 2000 accounts was prepared on a modified historical cost basis and has been presented on that basis in the financial information following.

The financial information for the two 12 month periods ended 31 December 1999 and 2000 was prepared on a merger basis. Lattice Group demerged from BG Group on 23 October 2000. The following summarises the accounting and other principles that were applied in preparing the 2000 accounts on a merger basis:

- the 2000 accounts for Lattice Group were prepared as if the continuing operations of Lattice Group were in existence for the whole of 1999 and 2000;

- as well as costs borne directly by Lattice Group, the results within the financial information include a share of corporate head office costs which were historically recharged by BG Group to its underlying business segments. These principally comprise costs of the following head office departments: Finance, Secretariat and Legal, Human Resources and Corporate Affairs as well as other corporate recharges such as pension and share scheme costs. The level of charges may not have been representative of costs incurred following the Demerger;

- net interest includes net interest payable on the net debt of BG Group and its subsidiary undertakings which were attributed to Lattice Group. Interest charges may not have been representative of costs incurred following the Demerger;

- exchange differences on foreign currency debt included in shareholders' funds in 1999 were offset against those arising on overseas assets of BG Group and its subsidiary undertakings. Lattice Group did not have any foreign currency assets at the time and swapped all foreign currency borrowings into sterling obligations following the 1999 corporate restructuring and refinancing of BG which became effective on 13 December 1999 ("1999 Refinancing");

- the tax charge for Lattice Group was based on certain assumptions that were applied to provide a reasonable estimate of the tax charge that would have existed had it been a separate business. Historical tax charges presented may not have been representative of tax charges that would have been incurred had the Lattice Group businesses not formed part of BG Group and its subsidiary undertakings or of charges incurred following the Demerger; and

- all capital and reserves movements, excepting movements to the revaluation reserve, were stated on a pro forma basis as shown in note 24.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Under modified historical cost principles, Lattice Group valued Transco's regulatory assets at depreciated replacement cost (see "Tangible fixed assets" below), or, where lower, the estimated value in use (see "Impairment of fixed assets" below). Transco's regulatory assets are those assets which are subject to a regulatory regime in Britain. Revalued assets include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

For further information on the differences between modified historical cost and historical cost profit, see note 30.

(b) Basis of consolidation

In accordance with the principles of merger accounting, as set out in FRS 6 'Acquisitions and Mergers', the financial information for the 12 month periods ended 31 December 1999 and 31 December 2000 has been prepared as if Lattice Group had been in existence throughout 1999 and 2000. Information in respect of the transactions made in connection with the Demerger is shown in note 1 to the financial information following. Only the continuing operations of Lattice Group that were demerged on 23 October 2000 are consolidated in the financial information. The results of undertakings acquired post-Demerger are consolidated from the date when control passed to Lattice. The results of undertakings disposed of post-Demerger are consolidated to the date when control passed from Lattice.

The financial information comprises a consolidation of the accounts of Lattice and its subsidiary undertakings and incorporates the results of its share of joint ventures and associated undertakings on an equity basis.

Lattice Group's principal subsidiary undertaking, Transco, which operates the substantial majority of the gas distribution network in Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Lattice Group management from exercising control of the business or rights over the subsidiary undertaking's assets and management and hence Transco's results have been consolidated. Transco is registered with the SEC in the US in respect of listed debt securities. Transco therefore publishes additional information based on US accounting principles in the 20-F Statement that is included within its report and accounts.

(c) Intangible fixed assets

(i) Goodwill

On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and the consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill which has a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the 15 months ended 31 March 2002, see note 13.

(ii) Negative goodwill

Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

(iii) Capitalised software

The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

(iv) Telecommunications licences

The cost of telecommunications licences is capitalised in the balance sheet and amortised over their useful economic life on a straight-line basis.

(d) Tangible fixed assets

In the 2002 and 2000 historical cost financial information, all categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation. In the 2000 accounts, Transco's regulatory tangible fixed assets were included in the balance sheet at depreciated replacement cost or, where lower, the estimated value in use (see "Modified historical cost" and "Impairment of fixed assets" below). The 31 December 2000 and 1999 modified historical cost financial information that follows is prepared on this basis.

(i) Historical cost

Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by Lattice and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on Lattice Group's average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

(ii) Modified historical cost

The following outlines the accounting policies applied to Transco's regulatory tangible fixed assets prior to the policies adopted in the 2002 accounts:

(a) land and buildings – based upon periodic valuation undertaken on a rolling basis by independent external chartered surveyors, determined on the basis of open market value for existing use;

(b) mains and services, gas storage, plant and machinery and meters – a rolling five-year valuation, with interim valuations either quarterly or annually. Valuation was undertaken internally by qualified staff with full valuations reviewed externally. The valuation was based upon the application of calculated average unit replacement costs to the physical lengths or quantities used except some plant and machinery where valuation was based on the application of appropriate indices to their historical cost;

(c) other tangible fixed assets – based upon historical cost.

(iii) Depreciation

Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write-off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years (years ended 31 December 2000 and 1999 10 to 20 years)
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review in the 15 months to 31 March 2002 of meter lives, the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

(e) Impairment of fixed assets

Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account.

Under modified historical cost, impairment of regulatory assets was recognised in the statement of total modified historical cost recognised gains and losses until the carrying amount of the asset was reduced to depreciated historical cost; thereafter impairment was recognised in the profit and loss account. In addition, changes in value in use were reported in the statement of total modified historical cost recognised gains and losses as unrealised surplus or loss on revaluation of tangible fixed assets.

For further details of the impairment reviews carried out in the 15 months ended 31 March 2002, see note 3.

(f) Stocks

Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

(g) Environmental costs
Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

(h) Deferred tax

FRS 19 'Deferred Tax' has been implemented during the 15 months ended 31 March 2002. The 2000 historical cost figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. In the 2000 and 1999 modified historical cost information, the provision for deferred tax was accounted for on the partial provisioning basis required by SSAP 15. SSAP 15 states that deferred tax, in respect of accelerated capital allowances and other timing differences, is to be provided only to the extent that it was probable that a liability or asset would crystallise. The effect of this change in accounting policy on the results and net assets of Lattice Group is detailed in the "Restatement of prior periods" section on page 88.

(i) Leases

Assets for use in Lattice Group's businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by Lattice Group for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

(j) Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

(k) Financial instruments

Derivative instruments utilised by Lattice Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of Lattice Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

(l) Turnover

Lattice Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Lattice Group undertakings, excluding those between them.

Total turnover is Lattice Group turnover together with Lattice Group's share of its joint ventures' turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, Lattice Group's principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

(m) Interest

Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

(n) Replacement expenditure

Replacement expenditure represents the cost of planned maintenance of Transco's mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written-off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

(o) Restructuring costs

Costs arising from the current Lattice Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which Lattice Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the 15 months ended 31 March 2002, see note 3.

(p) Pensions

SSAP 24 'Accounting for Pension Costs' requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees' services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme (the "Pension Scheme") is shown as an increase or decrease in the provision. Deferred tax and interest on this provision are accounted for in full.

FRS 17 'Retirement Benefits', which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27.

(q) Research and development

All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

(r) Advertising expenditure

Advertising expenditure is written off as incurred.

		Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 1999 £m
Turnover – Lattice Group and share of joint ventures			4,132	3,092	3,092	3,129
Less: share of joint ventures' turnover	– continuing operations		(11)	(5)	(5)	—
Lattice Group turnover	– continuing operations		4,097	3,087	3,087	3,129
	– acquisitions		24	—	—	—
		2	4,121	3,087	3,087	3,129
Operating costs before exceptional items	– continuing operations		(2,679)	(1,905)	(2,030)	(1,848)
	– acquisitions		(38)	—	—	—
Exceptional items	– continuing operations	3, 4	(365)	(43)	(43)	(20)
			(3,082)	(1,948)	(2,073)	(1,868)
Lattice Group operating profit	– continuing operations		1,053	1,139	1,014	1,261
	– acquisitions		(14)	—	—	—
			1,039	1,139	1,014	1,261
Share of operating losses in joint ventures			(22)	(4)	(4)	—
Share of exceptional operating items in joint ventures		3	(48)	—	—	—
Total operating profit	– continuing operations		983	1,135	1,010	1,261
	– acquisitions		(14)	—	—	—
		2	969	1,135	1,010	1,261
Gain on sale of shares by employee share plan	– continuing operations	3	50	—	—	—
Profit on disposal of other fixed assets	– continuing operations	3	73	25	15	37
Profit on ordinary activities		2	1,092	1,160	1,025	1,298
Net interest		6	(481)	(444)	(444)	(357)
Profit on ordinary activities before taxation			611	716	581	941
Tax on profit on ordinary activities[(a)]		7	(151)	(179)	(198)	(317)
Profit on ordinary activities after taxation			460	537	383	624
Minority interests			4	—	—	—
Profit for the financial period			464	537	383	624
Dividends		8	(315)	(246)	(246)	—
Transfer to reserves		24	149	291	137	624
Earnings per ordinary share – basic		9	13.3p	15.5p	11.0p	17.7p
Earnings per ordinary share – basic excluding exceptional items		9	19.3p	15.8p	11.6p	17.5p
Earnings per ordinary share – notional adjusted		9	(b)	(b)	11.6p	15.5p
Earnings per ordinary share – diluted		9	13.2p	15.4p	11.0p	—
Earnings per ordinary share – diluted excluding exceptional items		9	19.1p	15.7p	11.5p	—

(a) The 15 months ended 31 March 2002 and the 12 months ended 31 December 2000 historical cost information reflects the implementation of FRS 19. The 12 months ended 31 December 2000 modified historical cost and the 12 months ended 31 December 1999 information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

(b) This information was not disclosed in the 2002 accounts and is therefore not included above.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Consolidated statement of total recognised gains and losses

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period	464	537	383	624
Reduction in revaluation reserve on reclassification of investment properties	(50)	—	—	—
Unrealised gain on transfer of fixed assets to a joint venture (see note 12)	16	14	10	—
Taxation on unrealised gain on transfer of fixed assets to a joint venture	(4)	—	—	—
Unrealised surplus on revaluation of tangible fixed assets (see note 11)	—	—	376	16
Total recognised gains and losses for the financial period	426	551	769	640
Prior year adjustment[a]	(7,279)	—	—	—
Total recognised gains and losses	(6,853)	551	769	640

(a) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

Note of profits and losses

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Reported profit on ordinary activities before taxation	611	716	581	941
Realisation of investment property revaluation gains of previous years	—	7	—	—
Modified historical cost adjustments:				
Depreciation in excess of historical cost depreciation[a]	(c)	(c)	125	140
Disposal of tangible fixed assets adjustment[b]	(c)	(c)	17	39
	(c)	(c)	142	179
Historical cost profit on ordinary activities before taxation	611	723	723	1,120
Historical cost profit for the period retained after taxation, minority interests and dividends	149	298	279	803

(a) Represents the additional depreciation necessary to bring historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

(b) Represents the difference between the modified historical cost and historical cost profit or loss on disposal.

(c) Information is not applicable as accounts are presented on an historical cost basis.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

	Notes	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Fixed assets					
Intangible assets:					
– Goodwill and other	10	31	—	—	—
– Negative goodwill	10	(37)	—	—	—
– Net goodwill and other		(6)	—	—	—
Tangible assets	11	7,998	7,448	14,057	13,536
Investments in joint ventures:					
– Share of gross assets	12	6	73	73	—
– Share of gross liabilities	12	(2)	(11)	(11)	—
		4	62	62	—
Other investments	12	9	10	10	7
		8,005	7,520	14,129	13,543
Current assets					
Stocks	14	68	41	41	46
Debtors: amounts falling due within one year	15	378	638	638	745
Debtors: amounts falling due after more than one year	15	4	10	54	294
		382	648	692	1,039
Investments	16	234	223	223	422
Cash at bank and in hand		18	7	7	13
		702	919	963	1,520
Creditors: amounts falling due within one year					
Borrowings	17 to 20	(598)	(1,371)	(1,371)	(1,823)
Other creditors	21	(1,328)	(1,027)	(1,027)	(757)
		(1,926)	(2,398)	(2,398)	(2,580)
Net current liabilities		(1,224)	(1,479)	(1,435)	(1,060)
Total assets less current liabilities		6,781	6,041	12,694	12,483
Creditors: amounts falling due after more than one year					
Borrowings	17 to 20	(5,712)	(4,861)	(4,861)	(5,182)
Other creditors	21	(951)	(874)	(874)	(825)
		(6,663)	(5,735)	(5,735)	(6,007)
Provisions for liabilities and charges	22	(1,023)	(1,318)	(692)	(803)
Net (liabilities)/assets		(905)	(1,012)	6,267	5,673
Capital and reserves[(a)]					
Called up equity share capital	23, 24	353	353	353	353
Other reserves	24	(5,719)	(5,731)	(5,731)	(5,771)
Revaluation reserve	24	—	50	6,659	6,429
Profit and loss account	24	4,468	4,322	4,992	4,665
Joint ventures and associated undertakings	24	(3)	(6)	(6)	(3)
Lattice Group shareholders' (deficit)/funds		(901)	(1,012)	6,267	5,673
Minority interests		(4)	—	—	—
Total shareholders' (deficit)/funds[(b)]		(905)	(1,012)	6,267	5,673

(a) Capital and reserves for 1999 have been stated on a pro forma basis (see note 24).

(b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

Commitments and contingencies are shown in note 25.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period	464	537	383	624
Dividends	(315)	(246)[(a)]	(246)	—
	149	291	137	624
Issue of bonds on 1999 Refinancing	—	—	—	(1,509)
Other recognised gains and losses for the financial period[(b)]	(38)	14	386	16
Contribution to sharesave trust[(c)]	—	45	45	—
Currency translation adjustments[(d)]	—	—	—	(9)
Funding movement with BG	—	26	26	(1,052)
Net movement in shareholders' funds/(deficit) for the financial period	111	376	594	(1,930)
Lattice Group shareholders' (deficit)/funds as at beginning of period[(e)]	(1,012)	(1,388)	5,673	7,603
Lattice Group shareholders' (deficit)/funds as at period end[(e)]	(901)	(1,012)	6,267	5,673

(a) Includes £123m in respect of Lattice Group contribution to BG Group interim dividend.

(b) See the "Consolidated statement of total recognised gains and losses" for an analysis of these amounts.

(c) Represents contributions by BG Group to the Transco sharesave trust as part of the Demerger arrangements.

(d) Currency translation adjustments in 1999 arising on foreign currency net debt are offset aganst those arising on overseas assets of BG Group prior to Demerger. Lattice Group swapped all foreign currency borrowings into sterling obligations following the 1999 Refinancing.

(e) The change from the modified historical cost accounting convention has reduced Lattice Group's net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced Lattice Group's net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets as at 31 March 2002 by £6,617m (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

Reconciliation of modified historical cost and historical cost net assets/(liabilities)

	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Modified historical cost net assets	6,267	5,673
Revaluation surplus[(a)]	(6,659)	(6,429)
Historical cost net liabilities	(392)[(b)]	(756)

(a) Represents revaluation of Transco's regulatory assets at 31 December 2000 of £6,609m (31 December 1999 £6,372m) and investment properties of £50m (31 December 1999 £57m).

(b) The adjusted balance does not agree to the net liabilities figure as shown under the 2000 historical cost information as the modified historical cost figures do not reflect the implementation of FRS 19 or the revaluation of investment properties of £50m.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

	Notes	Historical cost		Modified historical cost	
		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Operating activities:					
Cash inflow from operating activities before exceptional items	*28(a)*	2,238	1,542	1,542	1,092
Net expenditure relating to exceptional items	*28(a)*	(74)	(36)	(36)	(35)
Net cash inflow from operating activities	*28(a)*	2,164	1,506	1,506	1,057
Net cash outflow from returns on investments and servicing of finance	*28(b)*	(398)	(444)	(444)	(395)
Net cash outflow from taxation		(248)	(202)	(202)	(162)
Net cash outflow from capital expenditure and financial investment	*28(c)*	(1,228)	(633)	(633)	(344)
Net cash outflow from acquisitions and disposals	*28(d)*	(22)	(5)	(5)	(7)
Equity dividends paid[a]		(249)	(123)	(123)	—
Net cash inflow before the management of liquid resources and financing activities		19	99	99	149
Net cash (outflow)/inflow from the management of liquid resources	*28(e)*	(11)	198	198	7
Net cash inflow before financing activities		8	297	297	156
Net cash outflow from financing activities	*28(f)*	(36)	(297)	(297)	(153)
Net (decrease)/increase in cash in the period[b][c]		(28)	—	—	3

(a) In 2000, represents a dividend paid to BG Group in respect of Lattice Group contribution to BG Group 2000 interim dividend.

(b) The acquisition of Stoner during 2001 contributed a £3m inflow to Lattice Group's net decrease in cash in the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed a £8m inflow to Lattice Group's net decrease in cash in the 15 months ended 31 March 2002.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Reconciliation of net borrowings

	Notes	Historical cost		Modified historical cost	
		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net borrowings at the beginning of the period		(6,002)	(6,570)	(6,570)	(3,785)
Net (decrease)/increase in cash in the period		(28)	—	—	3
Net cash outflow/(inflow) from the management of liquid resources	*28(e)*	11	(198)	(198)	(7)
Net cash outflow/(inflow) from changes in borrowings and lease financing	*28(f)*	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing		—	—	—	(1,509)
Other movements:					
– Accretion of interest		(15)	(34)	(34)	(10)
– Debt issue expenses		(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings		(56)	—	—	—
– Other adjustments		—	(1)	(1)	(9)
		(75)	(36)	(36)	(10)
Net borrowings at the end of the period		(6,058)	(6,002)	(6,002)	(6,570)

	Notes	£m	£m	£m	£m
Represented by:					
– Cash at bank and in hand		18	7	7	13
– Current asset investments	*16*	234	223	223	422
– Gross borrowings:					
– Short-term borrowings	*17*	(598)	(1,371)	(1,371)	(1,823)
– Long-term borrowings	*17*	(5,712)	(4,861)	(4,861)	(5,182)
		(6,310)	(6,232)	(6,232)	(7,005)
		(6,058)	(6,002)	(6,002)	(6,570)

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Share capital	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 1999[a] £m
Opening and closing share capital	23	353	353	353	353

(a) Opening share capital for 2000 and opening and closing share capital for 1999 is stated on a pro forma basis.

Gross borrowings[a]	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 1999[a] £m
Gross borrowings at the beginning of the period		(6,232)	(7,005)	(7,005)	(4,221)
(Increase)/decrease in bank overdraft		(39)	6	6	(6)
Net cash outflow/(inflow) from change in borrowings and lease financing	*28(f)*	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing		—	—	—	(1,509)
Other movements:					
– Accretion of interest		(15)	(34)	(34)	(10)
– Debt issue expenses		(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings		(56)	—	—	—
– Other adjustments		—	—	—	(6)
		(75)	(35)	(35)	(7)
Gross borrowings at the end of the period	*17*	(6,310)	(6,232)	(6,232)	(7,005)

(a) Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 1999 £m
Net cash at the beginning of the period	(1)	(1)	(1)	(6)
Net (decrease)/increase in cash in the period	(28)	—	—	3
Exchange adjustments	—	—	—	2
Net cash at the end of the period[a]	(29)	(1)	(1)	(1)

(a) Cash represents cash at bank and in hand of £18m at 31 March 2002, £7m at 31 December 2000 historical cost and modified historical cost and £13m at 31 December 1999 offset by bank overdrafts of £47m at 31 March 2002, £8m at 31 December 2000 historical cost and modified historical cost and £14m at 31 December 1999.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

1. Accounting convention, merger accounting, change in accounting for meters and new accounting standards

Accounting convention

As previously stated, Lattice Group has changed its accounting convention from modified historical cost to historical cost as modified by the revaluation of investment properties in the 15 months ended 31 March 2002. In preparing the statutory accounts for the 15 months ended 31 March 2002, the comparative information for the 12 months ended 31 December 2000 has been restated accordingly and is presented under both accounting principles in the financial information following. For further information, see the "Restatement of prior periods" section on page 88 and note 30.

Merger accounting

On 23 October 2000, BG Group demerged certain businesses (grouped together under BG Transco Holdings plc) to Lattice. As explained on pages 88 and 89, "Basis of preparation and accounting principles", the 2000 acounts were prepared as if Lattice Group had been in existence for the whole of 1999 and 2000 and only the continuing operations of those businesses have been consolidated. The profit on ordinary activities after taxation of the demerged businesses included within the 2000 accounts from 1 January to 23 October 2000 is £233m on a modified historical cost basis.

Upon Demerger, BG Transco Holdings plc was renamed Transco Holdings plc and the share capital of Transco Holdings was transferred to Lattice, who recorded its investment in Transco Holdings at the nominal value of shares issued to BG Group shareholders. In accordance with Sections 131 and 133 of the Companies Act, no premium was recorded on the shares issued. On consolidation, the difference between the nominal value of Lattice shares issued and the amount of share capital of Transco Holdings at the date of Demerger, was debited to opening other reserves.

Lattice was incorporated as a private company limited by shares on 29 December 1999 as Shelba Marketing Limited. On incorporation, it had authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which two ordinary shares were allotted and fully paid. On 29 August 2000, its name was changed to Lattice and it was re-registered as a public company on 30 August 2000. By a written resolution of the shareholders dated 29 August 2000, the 1,000 ordinary shares, were sub-divided into 10,000 ordinary shares of 10 pence each and the authorised share capital of Lattice was increased to £500,000,000.10 by the creation of 4,999,490,000 further ordinary shares of 10 pence each, one special share (the Lattice Special Share) of 10 pence and one redeemable preference share of £50,000. The redeemable preference share was allotted and paid up in full on 29 August 2000. On 4 December 2000, in accordance with Article 3.5.1, the redeemable preference share of £50,000 was redeemed, at which point it was sub-divided and redesignated as 500,000 ordinary shares of 10 pence each.

As part of a restructuring prior to the Demerger, Lattice Property, The Leasing Group, Lattice Insurance, Advantica and a number of other interests were transferred from BG Group to Transco Holdings on 16 July 2000. On 23 October 2000, the Demerger date, Lattice issued share capital to BG Group shareholders, totalling 3,528,147,798 ordinary shares of 10 pence each, on the basis of one Lattice share for each BG Group share, in consideration for the investment in Transco Holdings. Transco Holdings' principal assets were its investments in Transco and the entities noted above. Subsequent to the Demerger, Lattice Group was itself restructured in December 2000 into two subsidiary groups, Transco Holdings and Lattice Group Holdings, to maintain the capital efficiency and transparency created for the utility by the 1999 Refinancing.

Shares in Lattice were officially admitted to the Official List of the London Stock Exchange and dealings commenced on 23 October 2000.

Change in accounting for meters

In response to the opening of the market to competition, the asset lives for meters were reviewed during the 15 months ended 31 March 2002. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco's depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002. In addition, profit on sale of Transco's fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m, leading to a reduction in profit on ordinary activities of £48m.

New accounting standards

FRS 16 Current Tax

FRS 16 was issued on 16 December 1999 and was adopted by Lattice Group in the 12 months ended 31 December 2000. FRS 16 requires that current tax should be accounted for in the profit and loss account unless it relates to an item accounted for in the statement of total recognised gains and losses, in which case the tax should also be accounted for therein. It also requires a number of disclosure changes in terms of the content of the notes to the accounts.

The adoption of FRS 16 has had no impact on the financial results or position of Lattice Group, as the specific changes in accounting treatment are not relevant to Lattice Group. The Standard only impacts Lattice Group in terms of the content of disclosures which, in some cases, were already given in prior years as additional voluntary disclosures.

FRS 17 Retirement Benefits

FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27.

FRS 17 requires that the current service costs and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on Lattice Group's financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information, see note 27.

FRS 18 Accounting Policies

FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of Lattice Group except as described under "Accounting convention" above.

FRS 19 Deferred Tax

As previously stated, FRS 19 has been implemented during the 15 months ended 31 March 2002. Comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. For further information, see the "Restatement of prior periods" section on page 88.

2. Segmental analysis

In 2001, Lattice Group operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for the 12 months ended 31 December 2000 under the historical cost convention has been restated accordingly. Transco is Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and Lattice Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Britain. Overseas turnover, operating profit/(loss) and net assets are all in the US and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost £2m, £(2)m and £4m respectively).

Prior to the reorganisation in 2001, the business segments analysed were Transco, Other activities and Pension credit. The 2000 modified historical cost and 1999 figures presented below are shown on this basis. Other activities included Telecoms, Lattice Property, TLG, Advantica, Lattice Insurance and Lattice Energy Services. Turnover and operating profit were derived primarily from the same geographical source and destination, being Britain.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	3,922	2,975	2,975	3,058
Telecoms	22	—	—	—
Lattice Enterprises	286	203	203	—
Other activities	—	—	—	124
Other corporate activities	14	8	8	—
Less: intra-group sales	(123)	(99)	(99)	(53)
	4,121	3,087	3,087	3,129

Total operating profit/(loss) – analysed by business segment

	Historical cost					
	Excluding exceptional items	Exceptional items[a]	Total operating profit	Excluding exceptional items	Exceptional items[a]	Total operating profit
	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m
Transco	1,398	(100)	1,298	1,124	(41)	1,083
Telecoms	(104)	(298)	(402)	(26)	—	(26)
Lattice Enterprises	11	(15)	(4)	1	—	1
Other corporate activities	11	—	11	(11)	(2)	(13)
Pension credit	56	—	56	90	—	90
Intra-group items	10	—	10	—	—	—
	1,382	(413)	969	1,178	(43)	1,135

	Modified historical cost					
	Excluding exceptional items	Exceptional items[a]	Total operating profit	Excluding exceptional items	Exceptional items[a]	Total operating profit
	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m
Transco	999	(41)	958	1,180	(20)	1,160
Other activities	(36)	(2)	(38)	(7)	—	(7)
Pension credit	90	—	90	108	—	108
	1,053	(43)	1,010	1,281	(20)	1,261

(a) See note 3.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	1,308	1,068	924	1,143
Telecoms	(402)	(26)	—	—
Lattice Enterprises	81	63	—	—
Other activities	—	—	25	47
Other corporate activities[(a)]	61	(12)	—	—
Pension credit	56	90	90	108
Intra-group items	(12)	(23)	(14)	—
	1,092	1,160	1,025	1,298

(a) Other corporate activities profit on ordinary activities for the 15 months ended 31 March 2002 includes a gain on sale of shares by an employee share plan of £50m (12 months ended 31 December 2000 historical cost £nil).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment [(a)]

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	1,862	1,456	(b)	(b)
Telecoms	(64)	(22)	(b)	(b)
Lattice Enterprises	68	40	(b)	(b)
Other activities	—	—	(b)	(b)
Other corporate activities	12	(3)	(b)	(b)
Pension credit	56	90	(b)	(b)
Intra-group items	10	—	(b)	(b)
	1,944	1,561	(b)	(b)

(a) Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.

(b) This information was not disclosed in the 2000 accounts and is therefore not included above.

Depreciation and amortisation and capital expenditure – analysed by business segment

	Depreciation and amortisation				Capital expenditure			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	464	332	332	330	965	658	658	419
Telecoms	18	—	—	—	361	32	—	—
Lattice Enterprises	57	39	—	—	177	107	—	—
Other activities	—	—	47	29	—	—	142	112
Other corporate activities and intra-group items	1	8	—	—	(5)	3	—	—
	540	379	379	359	1,498	800	800	531
Transco only:								
– Depreciation in excess of historical cost depreciation	—	—	125	140				
Modified historical cost depreciation	—	—	504	499				

	Net assets/(liabilities)				Gross assets			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Transco	5,964	6,021	12,772	12,292	7,972	7,611	14,199	13,780
Net borrowings, net interest, tax and dividends	(7,219)	(7,595)	(7,086)	(6,673)	102	125	98	491
	(1,255)	(1,574)	5,686	5,619	8,074	7,736	14,297	14,271
Telecoms	(101)	360	—	—	310	454	—	—
Net borrowings, net interest, tax and dividends	147	(5)	—	—	225	1	—	—
	46	355	—	—	535	455	—	—
Lattice Enterprises	328	313	—	—	812	735	—	—
Net borrowings, net interest, tax and dividends	(4)	(37)	—	—	17	2	—	—
	324	276	—	—	829	737	—	—
Other activities	—	—	(69)	(118)	—	—	550	523
Net borrowings, net interest, tax and dividends	—	—	938	539	—	—	245	269
	—	—	869	421	—	—	795	792
Other corporate activities and intra-group items	(175)	(600)	—	—	(720)	(660)	—	—
Net borrowings, net interest, tax and dividends	180	819	—	—	(11)	171	—	—
	5	219	—	—	(731)	(489)	—	—
Pension provision	(25)	(288)	(288)	(367)	—	—	—	—
	(905)[(a)]	(1,012)[(a)]	6,267	5,673	8,707	8,439	15,092	15,063

(a) The change from the modified historical cost accounting convention has reduced the net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). For further information, see the "Restatement of prior periods" section on page 88.

Net and gross assets for each business segment include inter-company balances due from other business segments.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Exceptional operating items				
– Restructuring costs	(65)	—	—	—
– Refinancing costs	—	—	—	(20)
– Impairment of fixed assets	(300)	—	—	—
– Demerger costs	—	(43)	(43)	—
	(365)	(43)	(43)	(20)
– Share of exceptional operating items of joint ventures	(48)	—	—	—
	(413)	(43)	(43)	(20)
Exceptional non-operating items				
– Gain on sale of shares by an employee share plan	50	—	—	—
– Profit on disposal of other fixed assets	73	25	15	37
	123	25	15	37

Restructuring costs

Costs in the 15 months ended 31 March 2002 primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Refinancing costs

The balance in the 12 months ended 31 December 1999 relates to the 1999 Refinancing.

Impairment of fixed assets

During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 historical cost and modified historical cost £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecommunications market, the future of 186k is being reviewed. The directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write-down 186k's tangible fixed assets to £89m.

Demerger costs

These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger. They include the costs of income tax and national insurance contributions which Lattice Group agreed to pay on behalf of employees (but not directors) on the restructuring of the BG Sharesave Scheme (£20m), £14m related to the costs of establishing a new corporate centre and £9m of other costs. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures

Share of exceptional operating items in joint ventures is Lattice Group's share of SST exceptional operating charges made prior to SST becoming a wholly-owned subsidiary of Lattice Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Lattice Group's share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Lattice Group's share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average gross domestic product growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST's performance therein.

Gain on sale of shares by an employee share plan

This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002.

Lattice Group's operating costs charged to the profit and loss account included:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Change in stock of finished goods and work in progress	—	(1)	(1)	—
Raw materials and consumables	281	177	177	145
Employee costs (see note 5(b))	763	473	473	402
Less:				
– Own work capitalised	(56)	(43)	(43)	(35)
– Employee costs included within replacement and research and development expenditure below	(33)	(18)	(18)	(39)
– Lattice Group Sharesave Scheme costs included in Demerger costs below	—	(20)	(20)	—
	674	392	392	328
Amounts written off tangible fixed assets:				
– Historical cost depreciation (see note 11)	531	369	369	351
– Depreciation on assets held under finance leases (see note 11)	—	10	10	8
– Depreciation in excess of historical cost depreciation[a]	—	—	125	140
– Impairment (see note 3)	300	—	—	—
	831	379	504	499
Amortisation of intangible fixed assets (see note 10)	9	—	—	—
Other operating charges:				
– Replacement expenditure	432	249	249	200
– Lease rentals				
– Plant, machinery and equipment	—	—	—	1
– Land and buildings	4	15	15	16
– Research and development	14	19	19	40
– Restructuring costs (see note 3)	65	—	—	—
– Refinancing costs (see note 3)	—	—	—	20
– Demerger costs (see note 3)	—	43	43	—

(a) Represents the additional depreciation necessary to bring historical cost depreciation up to a modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

The remuneration of Lattice Group's auditors comprises:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Statutory audit fees	1.8	1.5	1.5	(a)
Other audit-related work	0.6	0.3	0.3	(a)
Audit-related fees	2.4	1.8	1.8	1.4
Taxation, regulatory advice and due diligence	1.6	0.4	0.4	(a)
Consulting and other services	3.6	0.3	0.3	(a)
Non-audit fees	5.2	0.7	0.7	3.6
Total fees	7.6	2.5	2.5	5.0

(a) This information was not disclosed on the same basis in the 2000 accounts and has therefore been excluded above.

Lattice Group policy is to employ Lattice Group auditors on assignments additional to their statutory audit duties where their expertise and experience with Lattice Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services in the 15 months ended 31 March 2002 was primarily in respect of the implementation of a new accounting system.

5. Directors and employees

(a) Directors' remuneration

The aggregate amount of emoluments paid to directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). The directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000. As at 31 March 2002, retirement benefits were accruing to four directors under a defined benefit scheme (31 December 2000 three directors).

(i) Total remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[a] £
Fees to Non-executive directors[b]	185,417	25,768
Salaries[c]	1,865,591	235,713
Payment to departing director[d]	124,125	—
Benefits	97,378	9,821
Lattice Group Short Term Incentive Scheme – value of shares and cash awarded[e]	373,508	—
BG Group Employee Profit Sharing Scheme[f]	4,779	4,875

(a) Figures represent emoluments from 23 October 2000 – the Demerger date.
(b) Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
(c) Includes salary for non-executive chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
(d) Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
(e) Executive directors only.
(f) Cash payment made in 2001 in respect of financial year 2000.

(ii) Individual remuneration

	Salary/fees		Taxable benefits (a)		Total	
	15 months ended 31 Mar 2002[b] £	12 months ended 31 Dec 2000[c] £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[c] £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[c] £
Sir John Parker[d]	380,150	42,944	24,348	192	404,498	43,136
Phil Nolan[e][f]	542,469	75,390	23,573	4,413	566,042	79,803
Steve Lucas[e]	484,495	53,441	15,748	2,279	500,243	55,720
Colin Matthews[g]	150,863	—	5,612	—	156,475	—
Nick Woollacott[h]	228,308	—	8,298	—	236,606	—
John Wybrew[e][i]	581,718	63,938	19,799	2,937	601,517	66,875
Sir David Davies	37,500	4,772	—	—	37,500	4,772
Christopher Hampson	31,250	4,772	—	—	31,250	4,772
Kenneth Harvey	37,500	5,726	—	—	37,500	5,726
Stephen Pettit[h]	10,417	—	—	—	10,417	—
George Rose	37,500	5,726	—	—	37,500	5,726
Baroness Diana Warwick	31,250	4,772	—	—	31,250	4,772

(a) Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
(b) Includes awards under the Lattice Group Short Term Incentive Scheme for executive directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice's second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Lattice Group Short Term Incentive Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period – see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
(c) Figures represent emoluments from 23 October 2000 – the Demerger date.
(d) Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as chief executive.
(e) Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
(f) Salary/fees includes a payment of £124,125 in recognition of Phil Nolan's achievements against performance targets during the 12 months ended 31 December 2001.
(g) Colin Matthews did not join Lattice until 1 November 2001, and received a cash award for the five months from 1 November 2001 to 31 March 2002.
(h) Salary fees from date of appointment only, 1 November 2001.
(i) John Wybrew was the highest paid director during the 15 months ended 31 March 2002.

Executive directors' salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

	£
Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

The annual salaries from Demerger of the executive directors were as follows: Steve Lucas £280,000; Phil Nolan £395,000; and John Wybrew £335,000.

Phil Nolan

Phil Nolan resigned as chief executive with effect from 31 December 2001 to take up the post of chief executive of Eircom, the Irish telecommunications group. Sir John Parker has temporarily assumed the responsibilities of chief executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman

Sir John Parker's appointment as a non-executive director and chairman has no fixed term, but he is entitled to 12 months' notice of termination of his appointment. Prior to 1 February 2002, the chairman was entitled to one month's notice of termination of his appointment to that office. His pay, inclusive of his fees as a non-executive director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of chief executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new chief executive.

For the duration of his chairmanship of Lattice, he is entitled to the use of a car, fuel expenses, a driver, and to personal accident insurance and family private medical insurance. He is not entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors' service contracts

Executive directors

Each of the executive directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days' annual holiday, financial advice, personal accident insurance, family private medical insurance and sick pay.

Each of the executive directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year's current annual salary, and credit of one year's additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive directors

The non-executive directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any non-executive directors who chair a committee of the Board receive an additional £5,000 per annum for each committee.

Directors' interests in options over ordinary shares

The interests of the directors in share options held under the Lattice Group Sharesave Scheme were as follows:

15 months ended 31 March 2002	Options as at 1 Jan 2001[(a)]	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002[(b)]	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	—	—	—	—	—	—	—	—	—
Colin Matthews	—	—	—	—	—	—	—	—	—
Nick Woollacott	—	—	—	—	—	—	—	—	—
John Wybrew	8,209	—	—	—	—	8,209	1.18	01/03/04	31/08/04

(a) As at date of appointment for Colin Matthews and Nick Woollacott.

(b) The closing price of a Lattice ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice ordinary shares was 175.25p (high) and 128.50p (low).

Period ended 31 December 2000	Options as at 23 Oct 2000[a]	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Dec 2000[b]	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	—	—	—	—	—	—	—	—	—
Phil Nolan	—	8,209	—	—	—	8,209	1.18	01/03/04	31/08/04
John Wybrew	—	8,209	—	—	—	8,209	1.18	01/03/04	31/08/04

(a) As at Demerger. As at their date of appointment, 1 September 2000, the directors held no options over Lattice shares.

(b) The closing price of a Lattice ordinary share on the last day of trading of 2000 (29 December) was 151 pence. The range during the period from Demerger to the year end for Lattice ordinary shares was 156 pence (high) and 140 pence (low).

Directors' interests in shares

The directors' interests in ordinary shares of Lattice at 31 March 2002 and 31 December 2000 were as follows:

	Beneficial interests ordinary shares[a]		Lattice Group Long Term Incentive Scheme notional allocation of shares[b]		
31 March 2002	As at 1 Jan 2001[c]	As at 31 Mar 2002	As at 1 Jan 2001[c]	Allocated during the period	As at 31 Mar 2002
Sir John Parker	11,960	12,244	—	—	—
Steve Lucas[d][e]	60,866	62,592	296,373	257,572	553,945
Colin Matthews[e][f]	—	—	—	257,572	257,572
Nick Woollacott[d][e]	104,221	140,824	202,632	257,572	460,204
John Wybrew[d][e]	219,788	164,489	559,942	300,501	860,443
Sir John Davies	11,000	11,000	—	—	—
Christopher Hampson	10,331	10,577	—	—	—
Kenneth Harvey	2,000	2,099	—	—	—
Stephen Pettit	—	5,000	—	—	—
George Rose	—	13,400	—	—	—
Baroness Diana Warwick	1,333	1,364	—	—	—

(a) Beneficial interest includes shares acquired pursuant to the Lattice Group All Employee Share Ownership Plan and BG Group employee profit sharing schemes.

(b) A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).

(c) As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.

(d) Shares awarded under the Lattice Group Short Term Incentive Scheme which continue to be held are included above. See note (c) to the table 'Individual remuneration for the year' above.

(e) As at 14 May 2002, 18,467,281 Lattice shares were held by the trustee of the Lattice Group All Employee Share Ownership Plan and 65,204 shares by the Lattice Group Employees Share Trust and each of the executive directors of Lattice by virtue of being, together with other employees of Lattice Group, a potential beneficiary under these trusts is taken to be interested in those shares.

(f) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice shares of 10p each was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement has been established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice Group to recover the pay as you earn and any National Insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable.

31 December 2000	Beneficial interests ordinary shares[(a)] As at 23 Oct 2000	Beneficial interests ordinary shares[(a)] As at 31 Dec 2000	Beneficial interests bond packages[(b)] As at 23 Oct 2000	Beneficial interests bond packages[(b)] As at 31 Dec 2000	Lattice Group Long Term Incentive Scheme notional allocation of shares As at 23 Oct 2000[(c)]	Lattice Group Long Term Incentive Scheme notional allocation of shares Allocated during 2000[(d)]	Lattice Group Long Term Incentive Scheme notional allocation of shares As at 31 Dec 2000
Sir John Parker	1,960	11,960	—	—	—	—	—
Steve Lucas	60,866	60,866	—	—	83,300	213,073	296,373
Phil Nolan	103,092	103,092	1	1	286,850	300,585	587,435
John Wybrew	244,788	219,788	—	—	305,015	254,927	559,942
Sir David Davies	—	11,000	—	—	—	—	—
Christopher Hampson	5,331	10,331	—	—	—	—	—
Kenneth Harvey	2,000	2,000	—	—	—	—	—
George Rose	—	—	—	—	—	—	—
Baroness Diana Warwick	—	1,333	—	—	—	—	—

(a) Interests shown are beneficial interests in the ordinary shares of Lattice. Ordinary shares in Lattice were acquired on 23 October 2000 as a result of the Demerger on the basis of one Lattice share for each BG Group share. Beneficial interest includes shares acquired pursuant to the BG Group employee profit sharing schemes at Demerger, on the basis of one Lattice share for each BG Group share, which will be held for eligible directors under the terms of the scheme and released at the same time as BG Group shares three years from the date of allocation. As at their date of appointment, 1 September 2000, the directors did not have any beneficial interests in Lattice shares.

(b) Bond package is as defined in the scheme of arrangement as set out in the circular to BG shareholders dated 8 October 1999. As at 29 December 2000, the closing price of a bond package was 105.46% of its nominal value of £3,000.

(c) A notional allocation of BG ordinary shares was made in October 1999. At Demerger, the allocations were reconstituted into replacement allocations over Lattice shares in such a way that their value was retained. The base price was £1.3073 and these awards are subject to the rules of the Lattice Group Long Term Incentive Scheme and would normally be released at the discretion of the trustees, subject to underlying financial performance, in October 2003.

(d) A notional allocation of Lattice shares was made on 3 November 2000 under the Lattice Group Long Term Incentive Scheme at a base price of £1.3141. Figures for (c) and (d) represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and which would not vest until the expiry of the retention period (one further year).

Other interests

Changes in the interests of the directors in the share capital or debentures of Lattice or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows:

On 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the Lattice Group All Employee Share Ownership Plan.

There were no contracts of significance subsisting during, or at the end of, the financial period to which Lattice or any of its subsidiary undertakings is a party and in which any director is, or was, materially interested. Since 1 April 2002, Lattice has not been, and is not now, a party to any material transaction or proposed transaction in which any director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions

All the executive directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Pension Scheme.

Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all executive directors are designed to give a pension equivalent to two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. Prior to Nick Woollacott's appointment as an executive director, his pension accrued at a rate of one sixtieth of salary.

With employer's consent, provided 10 years' service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependant's pension is payable on the death of an executive director, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant's pension is payable equal to two-thirds of the executive director's pension, prior to exchanging any of it for a cash lump sum. Flat rate children's benefits may be payable in addition to the dependant's pension on death in service or death in retirement.

Directors' pension provisions were as follows:

To 31 March 2002	Directors' contributions *for 15 months* to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002[(a)]	Increase in pension for *15 months to* 31 Mar 2002 £000	Total accrued *annual pension* at 31 Mar 2002 £000 pa	Retirement age
Steve Lucas[(a)(d)(e)]	11.1	47	15	20.7	71.4	65
Colin Matthews[(b)]	3.7	45	5/12	3.7	3.7	65
Phil Nolan[(a)(c)(d)(e)]	12.4	48	9	29.4	98.2	60
Nick Woollacott[(a)(b)]	3.7	54	24 9/12	11.5	133.8	65
John Wybrew[(e)]	13.0	60	6	18.6	87.8	65

(a) Includes pensionable service transferred from previous employments.
(b) Appointed as an executive director with effect from 1 November 2001.
(c) Information provided for Phil Nolan is at leaving date of 31 December 2001.
(d) Due to clarification since December 2000 of the pension promises to executive directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.
(e) The increase in accrued pension allows for the effect of inflation.

To 31 December 2000	Directors' contributions for part year to 31 Dec 2000[(a)] £000	Age at 31 Dec 2000	Years of pensionable service at 31 Dec 2000[(b)]	Increase in pension for part year to 31 Dec 2000[(a)] £000	Total accrued annual pension at 31 Dec 2000 £000 pa	Retirement age
Steve Lucas[(b)]	1.6	46	13 9/12	12.7	51.5	65
Phil Nolan[(b)(c)]	2.3	47	7 11/12	19.8	78.0	60
John Wybrew	1.9	59	4 9/12	28.5	66.7	65

(a) The increase in accrued pension is measured from 23 October 2000. The contributions shown are also from 23 October 2000.
(b) *Includes pensionable service transferred from previous employments.*
(c) The figures for Phil Nolan include an accrued pension amount of £21,687 per annum in respect of a recent transfer into the Pension Scheme.

External appointments

To broaden the experience of executive directors, it is normal Lattice policy to allow each director to accept a maximum of one external appointment as a non-executive director of another company, fees for which are retained by the individual director. As at 14 May 2002, none of the executive directors have any external appointments as a non-executive director.

(b) Employee costs

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Wages and salaries	644	440	440	413
Social security costs	55	39	39	36
Pension costs	93	23	23	23
Pension credit	(56)	(90)	(90)	(108)
Lattice Group Long Term Incentive Scheme (see note 5(d) below)	15	6	6	9
Lattice Group Short Term Incentive Scheme (see note 5(e) below)	4	—	—	—
Lattice Group Sharesave Scheme (see note 5(f) below)	—	20	20	—
Lattice Group All Employee Share Ownership Plan (see note 5(g) below)	8	—	—	—
BG Group Employee Profit Sharing Scheme (see note 5(h) below)	—	35	35	29
	763	473	473	402

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 historical cost and modified historical cost £430m; 12 months ended 31 December 1999 £367m) were charged to the profit and loss account and

1999 £35m) were capitalised.

(c) Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number
Transco	14,532	14,261	14,264
Telecoms	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—
	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

Information on share schemes set out under sections (d) to (k) below is in respect of shares in BG Group up to 23 October 2000, the date of the Demerger, and shares in Lattice Group after that date. Figures are in respect of Lattice Group participants in the schemes unless stated otherwise.

(d) Lattice Group Long Term Incentive Scheme

The Lattice Group Long Term Incentive Scheme ("Lattice LTIS"), which links the award of shares to executive directors and some other employees to total shareholder return, was introduced following Demerger. Under the terms of the Lattice LTIS, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years, that is, a performance period of three years, followed by a retention period of one year. The number of shares eventually released to the participant depends on the performance of Lattice's total shareholder return compared with that of other regulated and utility companies in the UK operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight-line basis between 40% and 100%. The remuneration committee will only decide that shares should be released if Lattice's total shareholder return reflects sound underlying financial performance.

Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). A notional allocation of BG ordinary shares was made to certain executive directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice LTIS. In November 2000 a notional allocation of Lattice Shares was made at a base price of £1.3141 and in November 2001, at a base price of £1.4559. Costs of the Lattice LTIS are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Lattice LTIS. Charges up to the date of the Demerger are in respect of the BG Group Long Term Incentive Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost £6m; 12 months ended 31 December 1999 £9m).

(e) Lattice Group Short Term Incentive Scheme

The Lattice Group Short Term Incentive Scheme ("Lattice STIS") is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for executive directors, senior executives and some other employees. Under the Lattice STIS, performance targets such as the achievement of profit and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value). The first awards of shares under the Lattice STIS were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

(f) Lattice Group Sharesave Scheme

Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 over 71m shares; 12 months ended 31 December 1999 nil shares). The Lattice Group Sharesave Scheme is Inland Revenue approved and hence, as permitted by Urgent Issues Task Force abstract 17

relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

(g) Lattice Group All Employee Share Ownership Plan

The Lattice Group All Employee Share Ownership Plan ("Lattice AESOP") was activated in January 2001. The scheme grants both partnership shares, under which eligible employees are offered the opportunity to buy Lattice shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan ("Partnership Shares") and free shares which from 2001, the Board has the option to award. The Lattice AESOP contains the statutory limit on the value of free shares that may be offered, which is currently a maximum of £3,000 per individual per annum. The first awards under the Partnership Shares element were made in October 2001. The first awards under the free shares element were made in March 2002. As at 31 March 2002, the Lattice AESOP held 33m ordinary shares in Lattice, of which 11m were held on behalf of employees under the free shares element of the Lattice AESOP and 2m were held on behalf of employees under the Partnership Shares element of the Lattice AESOP. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the profit and loss account (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

Shares held by the BG Qualifying Employee Share Ownership Trust, established in 1997 by BG to satisfy exercises of options under the BG Sharesave Scheme, were transferred for a total of £2.00 to the trustee of the Lattice AESOP immediately prior to Demerger. The transfer was made in direct proportion to the number of employees of each of the demerged entities. Accordingly, 29m BG Group ordinary shares were transferred to the Lattice AESOP. On demerger, the Lattice AESOP received a Lattice ordinary share for every BG Group ordinary share received under these transfers. During the 15 months ended 31 March 2002, the 29m ordinary shares in BG Group were sold for £78m realising a gain on disposal of £50m.

(h) BG Group Employee Profit Sharing Scheme

The charge of £35m in the 12 months ended 31 December 2000 under historical cost and modified historical cost (12 months ended December 1999 £29m) relates to the BG Group Employee Profit Sharing Scheme. Lattice does not operate an employee profit sharing scheme and there was, therefore, no charge in the 15 months ended 31 March 2002.

(i) Summary of movements in share options

	Lattice Group Sharesave Scheme options m	BG Sharesave Scheme options m
1999		
Outstanding as at 1 January 1999	—	46
Granted	—	9
Exercised	—	(1)
Lapsed	—	(2)
Outstanding as at 31 December 1999	—	52
Exercisable as at 31 December 1999	—	1
Option price range as at 31 December 1999 (£)	—	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85
2000		
Outstanding as at 1 January 2000	—	52
Granted	71	—
Exercised	—	(32)
Lapsed	—	(19)
Outstanding as at 31 December 2000	71	1
Exercisable as at 31 December 2000	—	—
Option price range as at 31 December 2000 (£)	1.18	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85
2001		
Outstanding as at 1 January 2001	71	(a)
Granted	11	(a)
Exercised	—	(a)
Lapsed	(3)	(a)
Outstanding as at 31 March 2002	79	(a)
Exercisable as at 31 March 2002	—	(a)
Option price range as at 31 March 2002 (£)	1.18-1.29	(a)
Option price range for exercised options (£)	1.18	(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(j) Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £
Outstanding as at 1 January 2000	—	1.86
Granted	1.18	—
Exercised	—	1.71
Lapsed	—	2.07
Outstanding as at 31 December 2000	1.18	2.25

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £
Outstanding as at 1 January 2001	1.18	(a)
Granted	1.29	(a)
Exercised	1.18	(a)
Lapsed	1.19	(a)
Outstanding as at 31 March 2002	1.19	(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(k) Analysis of share options

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life
As at 31 March 2002					
Lattice Group Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths
As at 31 December 2000					
Lattice Group Sharesave Scheme options	2000	71	1.18	2004/6	4yrs 3mths

6. Net interest

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest payable:				
– On loans wholly repayable within five years	143	215	215	247
– On loans any part repayable after five years	347	226	226	92
Interest payable on transportation prepayment	24	11	11	24
Finance lease charges/(income)	1	(2)	(2)	1
Interest receivable	(43)	(24)	(24)	(26)
	472	426	426	338
Add: unwinding of discount on environmental costs provision (see note 22)	21	19	19	19
Less: capitalised interest	(13)	—	—	—
Net interest payable/(receivable) – Lattice Group	480	445	445	357
– Joint ventures	1	(1)	(1)	—
	481	444	444	357

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 excluding exceptional items £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 1999[(a)] £m
Current tax:						
– UK – current corporation tax at 30% (2000 30%; 1999 30.25%)	207	198	184	176	176	220
Deferred tax:						
– Origination and reversal of timing differences	72	(25)	50	50	22	97
– Discounting deferred tax provision	(44)	(22)	(47)	(47)	—	—
Tax on profit on ordinary activities	235	151	187	179	198	317

(a) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 historical cost 25.5%). Based upon the historical cost results, the effective tax rate for the 12 months ended 31 December 1999 was 28.3%.

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 historical cost and modified historical cost £8m; 12 months ended 31 December 1999 charge of £7m). Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 historical cost £187m; 12 months ended 31 December 2000 modified historical cost and 12 months ended 31 December 1999 information was not included in the 2000 accounts) and the historical cost profit on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m; 12 months ended 31 December 1999 historical cost information was not disclosed in the 2000 accounts).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items[(a)] £m	15 months ended 31 Mar 2002[(a)] £m	12 months ended 31 Dec 2000 excluding exceptional items[(a)] £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 2000[(b)] £m	12 months ended 31 Dec 1999[(b)] £m
Modified historical cost profit on ordinary activities before taxation	(c)	(c)	(c)	(c)	581	941
Modified historical cost adjustments	(c)	(c)	(c)	(c)	142	179
Historical cost profit on ordinary activities before taxation	901	611	734	716	723	1,120
Corporation tax at UK statutory rates on historical cost profit	270	183	220	215	217	337
Effect on tax charge of:						
– Origination and reversal of timing differences	(72)	25	(50)	(50)	—	—
– Permanent differences	9	(10)	14	11	11	—
– Depreciation and other timing differences	—	—	—	—	(30)	(20)
Current tax charge	207	198	184	176	198	317
Origination and reversal of timing differences	72	(25)	50	50	—	—
Discounting deferred tax provision	(44)	(22)	(47)	(47)	—	—
Tax charge	235	151	187	179	198	317

(a) The 2002 and 2000 historical cost figures reflect the impact of FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

(b) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

(c) This information was not disclosed in the 2002 accounts as they were prepared on an historical cost basis, therefore no reconciliation from modified historical cost was necessary.

various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items[(a)] %	15 months ended 31 Mar 2002[(a)] %	12 months ended 31 Dec 2000 excluding exceptional items[(a)] %	12 months ended 31 Dec 2000[(a)] %	12 months ended 31 Dec 2000[(b)] %	12 months ended 31 Dec 1999[(b)] %
UK corporation tax rate	30.0	30.0	30.0	30.0	30.0	30.3
Effect on tax charge of:						
– Origination and reversal of timing differences	(8.0)	4.1	(6.8)	(7.0)	—	—
– Permanent differences	1.0	(1.7)	1.9	1.6	1.5	—
– Depreciation and other timing differences	—	—	—	—	(4.1)	(2.0)
Historical cost effective current tax rate	23.0	32.4	25.1	24.6	27.4	28.3
Origination and reversal of timing differences	8.0	(4.1)	6.8	7.0	—	—
Discounting deferred tax provison	(4.9)	(3.6)	(6.4)	(6.6)	—	—
Historical cost effective tax rate	26.1	24.7	25.5	25.0	27.4	28.3

(a) The 2002 and 2000 historical cost figures include the impact of FRS 19. For further information, see the "Restatement of prior periods" section on page 88.
(b) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Factors that may affect future tax charges
Based on the current capital investment plans, Lattice Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. Lattice Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for as at 31 March 2002 is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by Lattice Group, no tax is expected to be payable on them in the foreseeable future.

8. Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	12 months ended 31 Dec 1999 Pence per ordinary share	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Ordinary shares:						
– Interim dividend	3.6	3.5	—	126	123	—
– Second interim dividend	5.4	—	—	189	—	—
– Proposed final dividend	—	3.5	—	—	123	—
	9.0	7.0	—	315	246	—

The second interim dividend in 2002 includes 1.8p per ordinary share, £63m, to reflect the additional three months to March 2002, following the change in year end. The interim dividend in 2000 represents Lattice Group's contribution to the BG Group 2000 interim dividend. In 1999, Lattice Group's subsidiaries, while part of the BG Group of companies, made dividend

payment of dividends by Transco are set out in note 24.

9. Earnings per ordinary share

Earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for Lattice Group of £464m (12 months ended 31 December 2000 historical cost earnings of £537m; 12 months ended 31 December 2000 modified historical cost earnings of £383m; 12 months ended 31 December 1999 modified historical cost earnings of £624m), by 3,478m (12 months ended 31 December 2000 3,470m; 12 months ended 31 December 1999 3,529m, being the expected maximum number of shares in issue upon Demerger, as estimated in the Demerger listing particulars relating to Lattice dated 15 September 2000), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of Lattice Group.

	Historical cost			
	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	464	13.3	537	15.5
Exceptional operating items (see note 3)	413	11.9	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	6.0	10	0.3
Earnings before exceptional items	670	19.3	547	15.8

	Modified historical cost			
	12 months ended 31 Dec 2000		12 months ended 31 Dec 1999	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	383	11.0	624	17.7
Exceptional operating items (see note 3)	43	1.2	20	0.6
Exceptional non-operating items (see note 3)	(15)	(0.4)	(37)	(1.0)
Tax impact of exceptional items	(8)	(0.2)	7	0.2
Total adjustments	20	0.6	(10)	(0.2)
Earnings before exceptional items	403	11.6	614	17.5
Adjustment in respect of the 1999 Refinancing				
Interest on bonds issued by Transco Holdings	—	—	(104)	(2.9)
Tax impact of interest on bonds issued by Transco Holdings	—	—	31	0.9
Earnings notional adjusted[a]	403	11.6	541	15.5

(a) Modified historical cost earnings per ordinary share in 1999 was calculated on the maximum number of shares expected to be in issue at the time of Demerger. This figure was after an 8 for 9 share capital reduction on the issue of bonds as part of the 1999 Refinancing. However, earnings for 1999 do not include the full annual cost of the debt element of that refinancing, being interest on the £1.5bn bonds. Adjustment for this would lower 1999 basic and adjusted modified historical cost earnings per ordinary share by 2p. This 1999 notional modified historical cost earnings per ordinary share is more comparable with 2000.

modified historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust. No comparatives have been presented for the 12 months ended 31 December 1999 as there were no dilutive potential ordinary shares in 1999 (see note 1).

	Historical cost			
	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	464	13.2	537	15.4
Exceptional operating items (see note 3)	413	11.8	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	5.9	10	0.3
Earnings before exceptional items	670	19.1	547	15.7

In the 2000 accounts, the calculation of diluted earnings per share was not presented for the 12 months ended 31 December 2000 on a modified historical cost basis. Only the resulting earnings per share figures as shown on the "Consolidated profit and loss account" were given.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Shares m	12 months ended 31 Dec 2000 Shares m
Basic	3,478	3,470
Dilutive potential ordinary shares in respect of outstanding options	16	15
Dilutive potential ordinary shares held in trust	22	—
Diluted	3,516	3,485

10. Intangible fixed assets

	Goodwill £m	Negative goodwill [a] £m	Net goodwill £m	Capitalised software [b] £m	Telecom-munications licences [c] £m	Total £m
Cost						
As at 1 January 2000 and 2001	—	—	—	—	—	—
Acquisition of subsidiary undertakings (see note 13)	24 [d]	(37)	(13)	4	—	(9)
Additions	—	—	—	—	7	7
Other movements	5	—	5	—	—	5
As at 31 March 2002	29	(37)	(8)	4	7	3
Amortisation						
As at 1 January 2000 and 2001	—	—	—	—	—	—
Charge for the period	7	—	7	—	2	9
As at 31 March 2002	7	—	7	—	2	9
Net book value as at 31 March 2002	22	(37)	(15)	4	5	(6)
Net book value as at 31 December 2000	—	—	—	—	—	—

(a) Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.

(b) Capitalised software is amortised over a period of 3 years, representing its expected useful life.

(c) Telecommunications licences are amortised over a period of 15 years, representing their expected useful life.

(d) Included in the goodwill balance of £24m is £12m relating to Lattice Group's original 50% share of purchased goodwill held by the SST joint venture and £12m goodwill arising on the acquisition of Stoner. Goodwill is amortised over a period of 15 years, representing its expected useful life.

11. Tangible fixed assets

	As at 1 Jan 2000 Modified historical cost £m	Adjustment to Historical cost £m	Adjustment for segmental presentation £m	Historical cost: As at 1 Jan 2000 £m	Historical cost: Additions £m	Historical cost: Disposals and transfers £m	Historical cost: As at 31 Dec 2000[a][b] £m
Land and buildings							
– Transco regulatory assets	365	(308)	—	57	9	(2)	64
– Investment properties	89	—	—	89 [c]	—	(14)	75 [c]
– Other	349	—	—	349	23	(82)	290
	803	(308)	—	495	32	(98)	429
Mains and services	23,732	(17,692)	—	6,040	348	—	6,388
Gas storage	744	(609)	—	135	1	(5)	131
Plant and machinery	2,240	(862)	—	1,378	105	(18)	1,465
Meters	1,747	(136)	—	1,611	126	(323)	1,414
Motor vehicles and office equipment	824	—	—	824	188	(169)	843
Gross cost	30,090	(19,607)	—	10,483 [c]	800	(613)	10,670 [c]
Analysis of total:							
– Transco	29,497	(19,607)	—	9,890	658	(450)	10,098
– Telecoms	—	—	—	—	27	—	27
– Lattice Enterprises	—	—	593	593	108	(210)	491
– Other corporate activities and group items	—	—	—	—	7	47	54
– Investment properties	89	—	(89)	—	—	—	—
– Other	504	—	(504)	—	—	—	—
	30,090	(19,607)	—	10,483	800	(613)	10,670

	Depreciation: As at 1 Jan 2000 Modified historical cost £m	Depreciation: Adjustment to Historical cost £m	Depreciation: Adjustment for segmental presentation £m	Depreciation: As at 1 Jan 2000 Historical cost £m	Depreciation: Provision for the year Historical cost £m	Depreciation: Disposals and transfers Historical cost £m	Depreciation: As at 31 Dec 2000[a][b] Historical cost £m	Net historical cost: As at 31 Dec 2000 £m	Modified historical cost: As at 31 Dec 2000 £m
Land and buildings									
– Transco regulatory assets	32	(21)	—	11	3	(1)	13	51	354
– Investment properties	—	—	—	—	—	—	—	75	75
– Other	204	—	—	204	10	(24)	190	100	100
	236	(21)	—	215	13	(25)	203	226 [d]	529 [d]
Mains and services	13,222	(11,791)	—	1,431	107	(2)	1,536	4,852	11,265
Gas storage	662	(591)	—	71	3	(5)	69	62	81
Plant and machinery	1,425	(850)	—	575	41	(14)	602	863	839
Meters	552	18	—	570	88	(317)	341	1,073	971
Motor vehicles and office equipment	457	—	—	457	127	(113)	471	372	372
	16,554	(13,235)	—	3,319	379	(476)	3,222	7,448 [c]	14,057
Analysis of total:									
– Transco	16,307	(13,235)	—	3,072	338	(433)	2,977	7,121	13,730
– Telecoms	—	—	—	—	—	—	—	27	—
– Lattice Enterprises	—	—	247	247	37	(38)	246	245	—
– Other corporate activities and group items	—	—	—	—	4	(5)	(1)	55	—
– Investment properties	—	—	—	—	—	—	—	—	75
– Other	247	—	(247)	—	—	—	—	—	252
	16,554	(13,235)	—	3,319	379	(476)	3,222	7,448 [c]	14,057

	Historical cost				
	As at 1 Jan 2001 £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	As at 31 Mar 2002[a][b] £m
Land and buildings					
– investment properties	75	—	—	(75)	—[e]
– other	354	63	90	(54)	453
Mains and services	6,388	—	547	2	6,937
Gas storage	131	—	—	—	131
Plant and machinery	1,465	1	349	2	1,817
Meters	1,414	—	172	(59)	1,527
Motor vehicles and office equipment	843	14	333	(138)	1,052
Gross historical cost	10,670	78	1,491	(322)	11,917
Analysis of total:					
– Transco	10,098	—	965	(110)	10,953
– Telecoms	27	68	354	(19)	430
– Lattice Enterprises	491	10	177	(130)	548
– Other corporate activities and group items	54	—	(5)	(63)	(14)[f]
	10,670	78	1,491	(322)	11,917

	Historical cost depreciation					Historical cost net book value	
	As at 1 Jan 2001 £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	As at 31 Mar 2002[a][b] £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Land and buildings							
– investment properties	—	—	—	—	—	—	75[c][d][e]
– other	203	8	—	(19)	192	261[c][d]	151[d]
Mains and services	1,536	144	—	(2)	1,678	5,259	4,852
Gas storage	69	3	18	1	91	40	62
Plant and machinery	602	69	282	(3)	950	867	863
Meters	341	155	—	(43)	453	1,074	1,073
Motor vehicles and office equipment	471	152	—	(68)	555	497	372
	3,222	531	300	(134)	3,919	7,998	7,448
Analysis of total:							
– Transco	2,977	464	50	(78)	3,413	7,540	7,121
– Telecoms	—	13	250	(3)	260	170	27
– Lattice Enterprises	246	53	—	(56)	243	305	245
– Other corporate activities and group items	(1)	1	—	3	3	(17)[f]	55
	3,222	531	300	(134)	3,919	7,998	7,448

Interest of £13m has been capitalised during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts) on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts). Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information, see note 3.

(a) The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 historical and modified historical cost £51m; 31 December 1999 modified historical cost £51m). The related accumulated depreciation was £nil (31 December 2000 historical cost and modified historical cost £34m; 31 December 1999 modified historical cost £24m).

(b) The historical cost of assets held in Lattice Group's capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 historical cost and modified historical cost £163m; 31 December 1999 modified historical cost £138m). The related accumulated depreciation was £54m (31 December 2000 historical cost and modified historical cost £42m; 31 December 1999 modified historical cost £27m).

(c) Includes an additional amount from the historical cost figures presented in the 2000 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the "Reconciliation of modified historical cost and historical cost net assets/(liabilities)".

(d) The net historical cost of Lattice Group's land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m
31 March 2002	205	4	52	261
31 December 2000	221	2	3	226
31 December 2000 (modified historical cost)	523	3	3	529
31 December 1999 (modified historical cost)	560	3	4	567

(e) Land and buildings are no longer held for investment purposes and in the 15 months ended 31 March 2002 have therefore been reclassified under other land and buildings.

(f) Primarily relates to the elimination of tower sites transferred from Transco to SST.

The following relates to the valuation of Lattice Group's assets under modified historical cost accounting as reported in the 2000 accounts.

Transco operates under a regulatory regime and under modified historical cost accounting, its assets are valued at the lower of depreciated replacement cost or estimated value in use (see "Basis of preparation and accounting principles").

Valuations of Transco's regulatory assets have been undertaken on a rolling basis by both external and internal qualified staff. The external valuers and year of valuation are Faithfull and Gould, Project Managers and Cost Engineers (1999) and FPD Savilles, International Property Consultants (1997).

Other fixed assets and investment properties not attributable to Transco are not subject to regulatory control within Britain.

Valuations of investment properties are based upon an annual valuation by independent external chartered surveyors, determined on the basis of open market value. Valuations take into account estimated non-statutory decontamination costs.

The regulatory formula applies to the Transco asset base as a whole since it generates a single revenue stream and therefore impairment and value in use adjustments cannot be specifically or accurately attributed to individual classes of assets. However, FRS 15 requires that the impairment (£4,919m with effect from 1 April 1997) and subsequent value in use adjustments be apportioned to asset classes rather than as a deduction from total replacement cost. In this situation, the impairment and subsequent value in use adjustments have been set principally against mains and services. Although this does not affect the total net modified historical cost carrying value of tangible fixed assets, carrying values for each individual class of asset are therefore stated on a best endeavours basis.

In the 12 months ended 31 December 2000, a modified historical cost revaluation of £1,388m and depreciation revaluation of £1,012m, totalling £376m, was reported within the "Consolidated statement of total recognised gains and losses". Transco's fixed assets are shown on a statutory basis, whereas the value in use valuation is based on Transco's assets as a whole. As a result, modified historical cost may be less than historical cost for a statutory asset category without causing a charge to the profit and loss account.

The following table reconciles the net historical cost of tangible fixed assets to their net modified historical cost.

	Net book cost					
	As at 1 Jan 2000 £m	Additions £m	Provision for year £m	Disposals and transfers £m	Revaluations £m	As at 31 Dec 2000 £m
Net historical cost	7,107[(a)]	800	(379)	(130)	—	7,398 [(a)]
Revaluation surplus:						
– Transco's regulatory assets						
– Revaluation to net replacement cost	10,579	—	(125)	(14)	742	11,182
– Impairment[(b)]	(4,919)	—	—	—	—	(4,919)
– Value in use adjustment[(c)]	712	—	—	—	(366)	346
	6,372	—	(125)	(14)	376	6,609
– Investment properties	57	—	—	(7)	—	50
	6,429	—	(125)	(21)	376	6,659
Net modified historical cost	13,536	800	(504)	(151)	376	14,057

(a) See note (c) to the 2000 fixed asset continuity for an explanation of the difference in the net book cost from that shown in the continuity.

(b) Following publication of the Monopolies and Mergers Commission report, Transco's regulatory tangible fixed assets were impaired by £4,919m with effect from 1 April 1997 to reflect their estimated value in use at that date.

(c) The modified historical cost of Transco's regulatory assets is calculated based on the value in use of the Transco business in which the fixed assets are used. Pre-tax real discount rates applied in calculating value in use are approximately 7%.

Net historical cost of tangible fixed assets

	Historical cost		Depreciation		Net historical cost	
As at 31 December	2000 £m	1999 £m	2000 £m	1999 £m	2000 £m	1999 £m
Land and buildings						
– Transco's regulatory assets	64	57	13	11	51	46
– investment properties	25	32	—	—	25	32
– other	290	349	190	204	100	145
Mains and services						
– Transco's regulatory assets	6,388	6,040	1,536	1,431	4,852	4,609
Gas storage						
– Transco's regulatory assets	131	135	69	71	62	64
Plant and machinery						
– Transco's regulatory assets	1,443	1,378	602	575	841	803
– other	22	—	—	—	22	—
Meters						
– Transco's regulatory assets	1,414	1,611	341	570	1,073	1,041
Motor vehicles and office equipment						
– Transco's regulatory assets	658	669	416	414	242	255
– other	185	155	55	43	130	112
Total	10,620[(a)]	10,426	3,222	3,319	7,398[(a)]	7,107

(a) The figures are lower than those presented in the 2000 tangible fixed asset continuity which was based on the 2002 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than the historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the "Reconciliation of modified historical cost and historical cost net assets/(liabilities)".

Fixed asset investments represent long-term investments.

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m
As at 1 January 2000	—	3	7	10
Investments	65	—	5	70
Disposals and other adjustments	—	—	(2)	(2)
As at 1 January 2001	65	3	10	78
Additions[a]	6	—	—	6
Reclassification[b]	(67)	—	—	(67)
As at 31 March 2002	4	3	10	17
Retained profits less losses at 1 January 2000	—	(3)	—	(3)
Share of profits less losses during the year	(3)	—	—	(3)
Retained profits less losses as at 1 January 2001	(3)	(3)	—	(6)
Share of profits less losses during the period	(71)	—	—	(71)
Provisions	—	—	(1)	(1)
Reclassification[b]	74	—	—	74
As at 31 March 2002	—	(3)	(1)	(4)
Carrying value as at 31 March 2002	4	—	9	13
Carrying value as at 31 December 2000	62	—	10	72
Carrying value as at 31 December 1999	—	—	7	7

(a) The additions relate to the joint venture with Thames Water plc, Urband Limited.

(b) The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13).

During 2000, Lattice Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, Lattice Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, Lattice Group acquired the remaining 50% of SST (see note 13) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	Historical cost 15 months ended 31 Mar 2002 £m	Modified historical cost 12 months ended 31 Dec 2000 £m
Fair value of total assets to be contributed	130	130
Modified historical cost book value of assets contributed to date	—	(10)
Fair value of assets still to be contributed	(55)	(94)
Unrealised gain on the contribution	75	26
Lattice Group share (50%)	37	13
Transaction costs	(7)	(3)
Taxation	(4)	—
Lattice Group's unrealised gain on assets contributed to date	26	10
Less: unrealised gain on assets recognised in 2000	(14)	—
Unrealised gain on assets recognised in the period	12	10

The unrealised gain is credited to other reserves (see note 24). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

An analysis of Lattice Group's share of turnover and net assets in joint ventures is shown below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Share of turnover	11	5	—

		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Share of assets	– intangible fixed assets (goodwill)[(a)]	—	45	—
	– tangible fixed assets	3	3	—
	– current assets	3	25	—
		6	73	—
Share of liabilities	– amounts falling due within one year	(2)	(11)	—
	– amounts falling due after more than one year	—	—	—
		(2)	(11)	—
Share of net assets		4	62	—

(a) The goodwill arose on acquisitions made by the joint venture.

13. Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc. and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

	Total book and fair value £m
Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	—
Creditors: amounts falling due within year	(4)
Net assets acquired	6
Consideration	18
Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, Lattice Group's interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in Lattice Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see table below).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m
Intangible assets	87	(63)	(24)	—
Tangible assets	77	—	—	77
Debtors: amounts falling due within one year	79	—	—	79
Cash at bank and in hand	9	—	—	9
Creditors: amounts falling due within one year	(77)	—	—	(77)
	175	(63)	(24)	88
Share of net assets previously held as investments in joint ventures				(44)
Net assets acquired				44
Consideration				7
Negative goodwill				(37)
Under the statutory method:				
Net assets acquired				88
Consideration (being £130m of fair valued fixed assets contributed at commencement of the joint venture and £7m for the additional 50% stake)				137
Goodwill				49
Difference				86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000 under historical cost accounting. Information for the 12 months ended 31 December 2000 on a modified historical cost basis was not provided in the 2000 accounts).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Lattice Group's share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14. Stocks

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Raw materials and consumables	67	40	40	44
Finished goods and goods for resale	1	1	1	2
	68	41	41	46

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £1m).

Amounts falling due within one year	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Trade debtors	189	414	414	403
Other debtors[(a)]	68	88	88	126
Own shares[(b)]	7	16	16	—
Amounts owed by BG Group undertakings	—	—	—	110
Prepayments and accrued income	114	120	120	106
	378	638	638	745

Amounts falling due after more than one year	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Other debtors	4	10	10	228
Deferred corporation tax[(c)]	—	—	44	66
	4	10	54	294
Total debtors	382	648	692	1,039

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 historical cost and modified historical cost £12m; 31 December 1999 £13m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £3m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £1m).

(a) The 31 March 2002 balance includes £6m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £nil) in respect of corporation tax.

(b) As at 31 December 2000, Lattice Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust set up by Transco in 1997, and transferred to the Lattice AESOP prior to Demerger. The Lattice AESOP then received one Lattice share for every BG Group share held and the book value was pro-rated between Lattice and BG shares. The Lattice AESOP sold its BG Group shares in 2001 for £78m, realising a gain of £50m. At 31 December 2000, the 29m BG Group shares had a book value of £29m (included in Other debtors) and a market value of £76m. As at 31 March 2002, the Lattice AESOP held 33m Lattice shares (nominal value £1) (31 December 2000 29m shares) with a market value of £57m (31 December 2000 £43m). The Lattice AESOP has waived its rights to receive dividends on unallocated Lattice shares.

(c) Lattice Group's net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to "Provisions for liabilities and charges" in the historical cost presentation. The 2000 historical cost and 2002 figures reflect the impact of FRS 19. For further information, see note 22. The net deferred corporation tax balance under modified historical cost in 2000 of £44m (31 December 1999 £66m) consists of a deferred tax asset of £86m (31 December 1999 £110m) which related to the pension cost provision and a deferred tax liability of £42m (31 December 1999 £44m) relating to other timing differences.

16. Current asset investments

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Money market investments	96	223	223	344
Other investments	138	—	—	78
	234	223	223	422

Money market investments include £90m (31 December 2000 historical cost and modified historical cost £164m; 31 December 1999 £153m) and other investments include £138m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 information not disclosed in the 2000 accounts) held by Lattice's insurance subsidiary undertaking. The effective interest rates of Lattice Group's investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%; 31 December 1999 1.9% and 7.5%).

The currency and interest rate composition of Lattice Group's current asset investment portfolio, after taking account of currency and interest rate swaps, is:

	Historical cost as at 31 Mar 2002				Historical and modified historical cost as at 31 Dec 2000				Modified historical cost as at 31 Dec 1999			
	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m
Currency:												
Sterling	4.5	142	90	232	4.8	219	—	219	5.0	410	4	414
US dollars	1.8	2	—	2	6.4	4	—	4	6.4	7	1	8
		144	90	234		223	—	223		417	5	422

All the current asset investments have a maturity within twelve months.

Amounts falling due within one year	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Bank loans and overdrafts	143	8	8	14
Bills of exchange payable	—	40	40	396
Commercial paper	8	824	824	1,041
Bonds	443	490	490	362
Other loans	4	—	—	—
Obligations under finance leases	—	9	9	10
Total borrowings due within one year	598	1,371	1,371	1,823

Amounts falling due after more than one year	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Bonds[(a)]	5,712	4,860	4,860	5,172
Obligations under finance leases	—	1	1	10
Total borrowings due after more than one year	5,712	4,861	4,861	5,182
Gross borrowings	6,310	6,232	6,232	7,005

(a) Bonds falling due after more than one year include the bond package issued on the 1999 Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate, due 2009; £503m of 4.1875% index-linked, due 2022. Interest of £10m (31 December 2000 historical cost and modified historical cost £15m; 31 December 1999 £nil) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.

Bonds falling due after more than one year also include the amount of £57m (31 December 2000 historical cost and modified historical cost £50m; 31 December 1999 £44m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m; 31 December 1999 information was not disclosed in the 2000 accounts).

The notional amount at maturity of Lattice Group's debt portfolio is £7,429m (31 December 2000 historical cost and modified historical cost £7,315m; 31 December 1999 information was not disclosed in the 2000 accounts). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

As noted in the "Basis of consolidation", Lattice Group's subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of Lattice Group's net debt. The table below analyses Lattice Group's gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Transco (ring-fenced)	5,180	5,390	5,390	5,534
Transco Holdings	1,545	1,511	1,511	1,500
Lattice Group Holdings	23	10	10	21
Less: intra-group items[(a)]	(438)	(679)	(679)	(50)
Gross borrowings	6,310	6,232	6,232	7,005

(a) Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Undrawn committed borrowing facilities are as follows:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Within one year	863	656	656	782
Between one and two years	24	23	23	204
Between two and three years	—	24	24	204
Between three and four years[(a)]	715	—	—	210
Between four and five years	—	600	600	—
Between six and seven years[(b)]	39	—	—	—
	1,641	1,303	1,303	1,400

(a) Transco Holdings has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco and will become a floating rate external loan due 2006.

(b) Transco has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised Transco would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised an intercompany loan of £39m from British Transco Finance (No.4) to Transco will become a floating rate external loan due 2008.

Maturity profile of Lattice Group's total financial liabilities

The following table analyses Lattice Group's total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings				Net borrowings			
	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m
Within one year	598	1,371	1,371	1,823	346	1,141	1,141	1,388
Between one and two years	492	312	312	553	492	312	312	553
Between two and three years	517	707	707	304	517	707	707	304
Between three and four years	68	443	443	744	68	443	443	744
Between four and five years	1,000	147	147	462	1,000	147	147	462
After five years	3,635	3,252	3,252	3,119	3,635	3,252	3,252	3,119
	6,310	6,232	6,232	7,005	6,058	6,002	6,002	6,570

Further information on total financial liabilities is given in note 18.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Within one year	—	9	9	10
Between one and two years	—	1	1	10
	—	10	10	20

18. Currency and interest rate composition of Lattice Group's financial liabilities and borrowings

The following tables analyse the currency and interest rate composition of Lattice Group's gross borrowings of £6,310m (31 December 2000 historical cost and modified historical cost £6,232m; 31 December 1999 £7,005m) and net borrowings of £6,058m (31 December 2000 historical cost and modified historical cost £6,002m; 31 December 1999 £6,570m) before and after taking swaps into account.

Currency composition of Lattice Group's borrowings

	Gross borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Currency:								
–	100	100	100	100	56	50	50	55
–	—	—	—	—	20	35	35	32
–	—	—	—	—	24	15	15	13

	Net borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Currency:								
–	100	100	100	100	57	51	51	54
–	—	—	—	—	20	35	35	33
–	—	—	—	—	23	14	14	13

Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from Lattice Group in December 2002 in return for paying Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by Lattice Group under which Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

Interest rate composition of Lattice Group's borrowings

	Gross borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Basis:								
–	54	47	47	47	79	78	78	79
–	46	53	53	53	21	22	22	21

	Net borrowings							
	% after taking swaps *into account*				% before taking swaps *into account*			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Basis:								
– Fixed rate	54	45	45	43	80	78	78	77
– Floating rate	46	55	55	57	20	22	22	23

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%; 31 December 1999 4.5% and 10.9%).

The interest rates on those Lattice Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate ("LIBOR") for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of Lattice Group
The following table analyses the currency and interest rate composition of Lattice Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

			Historical cost		
As at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	7.4	5.9	3,407	2,903	6,310

			Historical cost and modified historical cost		
As at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	7	6.99	2,919	3,313	6,232

			Modified historical cost		
As at 31 December 1999	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	6.8	6.2	3,302	3,703	7,005

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 historical cost and modified historical cost £4,861m; 31 December 1999 £5,182m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%; 31 December 1999 31%) and floating interest rate 51% (31 December 2000 62%; 31 December 1999 69%).

19. Currency analysis of Lattice Group's net assets

There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

Currency exposure of Lattice Group's net monetary assets/(liabilities)

There are no material net monetary assets or liabilities of Lattice Group which are denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

20. Financial instruments

Derivatives

The notional principal amounts of derivatives are:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Foreign currency swap agreements and foreign exchange contracts	3,744	3,879	3,879	3,818
Interest rate swap agreements	3,016	2,535	2,535	2,358
Forward rate agreements[a]	3,678	—	—	—

(a) Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of Lattice Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

Counterparty risk

Lattice Group's counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 historical cost and modified historical cost £165m; 31 December 1999 £11m) and interest rate swaps £37m (31 December 2000 historical cost and modified historical cost £51m; 31 December 1999 £12m). Lattice Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002 Historical cost		As at 31 Dec 2000 Historical cost	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Lattice Group's operations:				
– Short-term borrowings	(598)	(598)	(1,371)	(1,371)
– Long-term borrowings	(5,887)	(6,410)	(5,027)[a]	(5,198)
– Current asset investments	234	234	223	223
– Cash at bank and in hand	18	18	7	7
Derivative financial instruments held to manage the interest rate and currency profile:				
– Interest rate-related derivatives	—	31	—	43
– Currency rate-related derivatives	175	248	166[a]	132
Unrecognised total net gains (see "Gains and losses on hedges" below)	175	279	166	175

	As at 31 Dec 2000 Modified historical cost		As at 31 Dec 1999 Modified historical cost	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Lattice Group's operations:				
– Short-term borrowings	(1,371)	(1,371)	(1,823)	(1,823)
– Long-term borrowings	(4,861)[(a)]	(5,198)	(5,182)	(5,216)
– Current asset investments	223	223	422	422
– Cash at bank and in hand	7	7	13	13
Derivative financial instruments held to manage the interest rate and currency profile:				
– Interest rate-related derivatives	—	43	—	(33)
– Currency rate-related derivatives	—	132	—	(122)
Unrecognised total net gains/(losses) (see "Gains and losses on hedges" below)	—	175	—	(155)

(a) The historical cost balances shown in the 2002 accounts differ from the modified historical cost balances shown in the 2000 accounts due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges

The table below shows the extent to which Lattice Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred		
Period ended 31 December 2000	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2000	132	(287)	(155)	31	(74)	(43)
Transfer from gains to losses	(5)	5	—	—	—	—
Transfer from losses to gains	(43)	43	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 December 2000	—	21	21	7	(15)	(8)
Gains/(losses) not recognised in the period to 31 December 2000						
– Arising before 1 January 2000	84	(218)	(134)	38	(89)	(51)
– Arising in the period to 31 December 2000	284	25	309	(11)	4	(7)
Gains/(losses) on hedges as at 31 December 2000	368[(a)]	(193)[(a)]	175[(a)]	27	(85)	(58)
Of which:						
– Gains/(losses) expected to be included in 2001 income	8	(7)	1	6	(12)	(6)
– Gains/(losses) expected to be included in 2002 income or later	360	(186)	174	21	(73)	(52)

(a) See note (a) under the March 2002 table below.

£132m (31 December 1999 £(122)m), of the unrecognised total net gains/(losses) above of £175m (31 December 1999 £(155)m), are offset by foreign exchange losses/gains on the related foreign currency denominated borrowings.

Period ended 31 March 2002	Unrecognised Gains £m	Unrecognised Losses £m	Unrecognised Net total £m	Deferred Gains £m	Deferred Losses £m	Deferred Net total £m
Gains/(losses) on hedges at 1 January 2001	174[a]	(165)[a]	9[a]	27	(85)	(58)
Transfer from gains to losses	—	—	—	—	—	—
Transfer from losses to gains	(10)	10	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	16	(15)	(7)	15	8
Gains/(losses) not recognised in the period to 31 March 2002						
– Arising before 1 January 2001	133	(139)	(6)	20	(70)	(50)
– Arising in the period to 31 March 2002	31	79	110	9	(19)	(10)
Gains/(losses) on hedges as at 31 March 2002	164	(60)	104	29	(89)	(60)
Of which:						
– Gains/(losses) expected to be included in 2003 income	7	—	7	8	(14)	(6)
– Gains/(losses) expected to be included in 2004 income or later	157	(60)	97	21	(75)	(54)

(a) The unrecognised gains at 31 December 2000 obtained from the 2000 accounts differ from those at 1 January 2001 obtained from the 2002 accounts. This is due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

Hedges of future transactions

As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 historical cost and modified historical cost £25m; 31 December 1999 £nil).

21. Other creditors

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Trade creditors	272	297	297	401
Interest payable	150	92	92	130
Taxation and social security[a]	25	68	68	37
Other creditors	328	194	194	80
Accruals and deferred income	364	253	253	109
Proposed dividend	189	123	123	—
	1,328	1,027	1,027	757

Amounts falling due after more than one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Accruals and deferred income[b]	951	874	874	825
Total other creditors	2,279	1,901	1,901	1,582

(a) The balance includes £nil corporation tax payable (31 December 2000 historical cost and modified historical cost £45m).

(b) Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

Period ended 31 Dec 2000	As at 1 Jan 2000 £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Dec 2000 Modified historical cost £m	Restatement for FRS 19 and Historical cost £m	As at 31 Dec 2000 Historical cost £m
Pension costs	367	(67)	—	(12)	—	288	—	288
Environmental costs	310	—	19	(24)	(7)	298	—	298
Deferred tax	—	—	—	—	—	—	626	626
Restructuring costs	69	—	—	(12)	—	57	—	57
Other	57	—	—	(8)	—	49	—	49
	803	(67)	19	(56)	(7)	692	626	1,318

Period ended 31 Mar 2002	As at 1 Jan 2001[a] £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m
Pension costs	288	37	—	(300)	—	25
Environmental costs	298	—	21	(44)	(9)	266
Deferred tax	626	(74)	27	—	—	579
Restructuring costs	57	65	—	(30)	—	92
Other	49	12	—	—	—	61
	1,318	40	48	(374)	(9)	1,023

(a) Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information, see below and also the "Restatement of prior periods" section on page 88.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs

This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see "Basis of preparation and accounting principles" and note 27). A special pension contribution of £275m was made to the Pension Scheme in March 2002.

Environmental costs

The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 historical cost and modified historical cost £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. Lattice Group does not provide for non-statutory decontamination costs.

Deferred corporation tax

FRS 19, requiring full provision for deferred tax, has been adopted by Lattice Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (£670m as at 31 December 2000 under historical cost accounting). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 historical cost 3.20%). A deferred tax asset of £20m as at 31 March 2002 (£44m as at 31 December 2000 under historical cost accounting), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

	Historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Origination and reversal of timing differences	(49)	(20)
Change in discount rate	(49)	(20)
Unwinding of discount	27	21
Impact of implementing FRS 19	(71)	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	24	22
Total deferred tax (credit)/charge[(a)]	(47)	3

(a) For further information, see note 7.

The provision for deferred tax can be analysed as follows:

	Historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Accelerated capital allowances	1,232	1,275
Swap termination (previously reported within debtors due after more than one year)	53	48
Pension cost (previously reported within debtors due after more than one year)	(67)	(86)
Other	(34)	(28)
Undiscounted provision for deferred tax	1,184	1,209
Discount	(605)	(583)
Discounted provision for deferred tax	579	626
Provision at start of period	626	623
Deferred tax (credit)/charge (above)	(47)	3
Provision at end of period	579	626

As previously stated, the 2000 accounts were prepared under SSAP 15 and were presented as follows:

The potential deferred tax liabilities have not been provided for, on the basis that the differences will not reverse in the foreseeable future:

	Modified historical cost	
	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
UK corporation tax at 30% (1999 30%)		
– Accelerated capital allowances	1,275	1,325
– Other timing differences	(5)	(11)
Unprovided potential deferred tax liabilities	1,270	1,314

In the 2000 accounts, no provision was made for any tax liability that would arise if fixed assets were disposed of at their revalued amount because no significant disposals which might give rise to a taxable gain are contemplated.

Restructuring costs

As at 31 March 2002, £40m of the total restructuring cost provision (31 December 2000 historical cost and modified historical cost £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus

properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other

This comprises estimates of liabilities in respect of past events incurred by Lattice Group's insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23. Share capital

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares[a]				
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
Authorised	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999[a] £m
Equity:								
– Ordinary shares of 10 pence each	5,000	5,000	5,000	5,000	500	500	500	500
Non-equity:								
– Special rights share of 10 pence	—	—	—	—	—	—	—	—

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares[a]				
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
Allotted and fully paid	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999[a] £m
Equity:								
– Ordinary shares of 10 pence each	3,528	3,528	3,528	3,528	353	353	353	353
Non-equity:								
– Special rights share of 10 pence	—	—	—	—	—	—	—	—

(a) Pro forma ordinary shares allotted and called up at 31 December 1999 represent the nominal values of shares authorised and in issue by Lattice as at 31 December 2000 (see note 1).

On Demerger, Lattice issued 3,528m ordinary shares of 10 pence each to shareholders in BG Group in consideration for 100% of the share capital of BG Transco Holdings plc on the basis of one Lattice Share for each BG Group share held.

Certain special rights, set out in Lattice's Articles, attach to the Lattice Special Share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value. This share was issued on Demerger. It replaces the special share in BG Group, that was redeemed at that date. For further information on share capital, see note 1 on merger accounting.

	Called up share capital £m	Other reserve[a] £m	Revaluation reserve £m	Profit and loss account reserve £m	Joint ventures and associated undertakings £m	Total £m
As at 1 January 2000[b]	353	(5,771)	6,429	4,665	(3)	5,673
Funding movements with BG Group[c]	—	26	—	—	—	26
Opening capital and reserves adjusted for funding movements	353	(5,745)	6,429	4,665	(3)	5,699
Transfer from profit and loss account	—	—	—	140	(3)	137
Unrealised gain on revaluation of tangible fixed assets	—	—	376	—	—	376
Contribution to sharesave trust[d]	—	—	—	45	—	45
Unrealised gain on transfer of fixed assets to a joint venture[e]	—	10	—	—	—	10
Movement between reserves[f]	—	4	(146)	142	—	—
As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances:[g]						
– Historical cost accounting	—	—	(6,609)	—	—	(6,609)
– Accounting for deferred tax	—	—	—	(670)	—	(670)
As at 1 January 2001 (as restated)	353	(5,731)	50[h]	4,322	(6)	(1,012)
Transfer from profit and loss account	—	—	—	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	—	—	(50)	—	—	(50)
Unrealised gain on transfer of fixed assets to a joint venture[e]	—	12	—	—	—	12
Acquisition of SST (see note 13)	—	—	—	(74)	74	—
As at 31 March 2002	353	(5,719)	—	4,468	(3)	(901)

Lattice Group profit and loss account reserve includes £626m in respect of Transco as at 31 March 2002. Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating.

Distribution of the profit and loss account reserves of Lattice Group's other subsidiary undertakings is not materially restricted.

(a) Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Refinancing of £(5,745)m. Also included as at 31 March 2002 are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(e) below).

(b) As previously stated, the 2000 accounts were prepared on a merger basis and therefore all capital and reserves opening balances and movements for 2000, excepting movements to the revaluation reserve, were stated on a pro forma basis.

(c) Funding movements in other reserves represent a cash contribution by BG Group to Lattice Group on Demerger.

(d) This represents a contribution by BG Group to the Transco Employee Sharesave Trust as part of the Demerger arrangements.

(e) The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

(f) The movement between reserves represents modified historical cost adjustments (see "Note of profits and losses") and the transfer of assets to a joint venture (see note 12).

(g) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information, see note 1.

(h) The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve. The £6,609m of the revaluation reserve that was restated at 1 January 2001 related to Transco's regulatory assets.

Following the demerger from British Gas of Centrica in 1997, the 1999 Refinancing and the Demerger of Lattice Group in 2000, Lattice Group continues to provide a number of indemnities and guarantees. Some of these indemnities and guarantees do not relate to the ongoing businesses of Lattice Group, as shown in the table below:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
In respect of Lattice Group activities[(a)]	2,399	3,546	3,546	3,229
On behalf of third parties[(b)]	441	1,166	1,166	1,247
Total commitments and guarantees	2,840	4,712	4,712	4,476
(a) Commitments in respect of Lattice Group activities				
Loan guarantees on behalf of subsidiaries[(i)]	1,941	2,773	2,773	2,605
Committed contracts for capital expenditure[(ii)]	189	399	399	142
Operating leases[(iii)]	98	204	204	330
Warrants[(iv)]	—	—	—	62
Other[(v)]	171	170	170	90
Total commitments for Lattice Group activities	2,399	3,546	3,546	3,229

(i) Loan guarantees on behalf of subsidiaries
Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 historical cost and modified historical cost £2,773m; 31 December 1999 £2,605m). Lattice has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of Lattice. As at 31 March 2002, the sum guaranteed amounted to £73m (2000 historical cost and modified historical cost and 31 December 1999 £nil).

(ii) Committed contracts for capital expenditure
As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 historical cost and modified historical cost £399m; 31 December 1999 £142m).

(iii) Operating leases
Lattice Group had commitments for the following year under operating leases expiring as follows:

	Land and buildings			
	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Expiring:				
– Within one year	—	—	—	4
– Between one and five years	1	1	1	1
– Thereafter	5	11	11	16
	6	12	12	21

	Land and buildings			
	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Amounts due within:				
– One year	6	12	12	21
– Two years	6	14	14	17
– Three years	6	14	14	17
– Four years	6	14	14	16
– Five years	6	13	13	16
– Thereafter	68	137	137	243
As at end of period	98	204	204	330

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002, 31 December 2000 historical cost and modified historical cost and 31 December 1999.

Lattice Group's commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 historical cost and modified historical cost and 31 December 1999 £nil).

(iv) Warrants

In previous years, Transco had issued warrants entitling the holders to subscribe at any time between November 1994 and November 2000 for up to $100m of 30 year bonds. As at 31 December 2000 all of the warrants had lapsed without being exercised. The sterling equivalent value of the bonds was £nil at 31 March 2002 (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £62m).

(v) Other

The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 historical cost and modified historical cost £170m; 31 December 1999 £90m).

At 31 December 2000, Lattice Group was committed to transferring a number of sites to the joint venture company, SST. As the remaining 50% of the joint venture was acquired during the 15 months ended 31 March 2002, this obligation is no longer outstanding.

(vi) Legal and other proceedings

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act 1974. A trial date is awaited. Various group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the directors believe that they will be disposed of without significant effect on the net asset position as shown in the financial information.

(b) Commitments on behalf of third parties

(i) BG Group

In 2001, Transco was released from the guarantee it provided of BG Group's obligations relating to its interests in the Karachaganak gas condensate field (31 December 2000 historical cost and modified historical cost £883m; 31 December 1999 £536m). The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations and the obligations in relation to the Karachaganak gas condensate field in 2000 and 1999) was £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m), of which £93m (31 December 2000 historical cost and modified historical cost £95m; 31 December 1999 £102m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings Limited ("BG Energy Holdings") as part of the 1999 Refinancing.

(ii) Centrica

In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas

that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000 historical cost and modified historical cost approximately 7bn therms; 31 December 1999 approximately 16bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

(c) Cross indemnity and cross guarantees

A proportion of Lattice Group's total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the 1999 Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operates to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings which amount (see (b) above) to approximately £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m) of Lattice Group's total commitments and contingencies of £2,840m (31 December 2000 historical cost and modified historical cost £4,712m; 31 December 1999 £4,476m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm's length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco's aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Transco Licence that a 'related person' indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26. Related party transactions

BG Group

On 23 October 2000, Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm's length basis on normal commercial terms.

On Demerger, the BG Group pension scheme transferred to Lattice Group, reflecting the fact that the majority of the contributing members are associated with the Lattice businesses. The scheme has been renamed the Lattice Group Pension Scheme.

Following Demerger, employees of companies in BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Pension Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 December	
	2000 £m	1999 £m
Income receivable from BG Group companies[a]	54	37
Charges payable to BG Group companies[a]	(97)	(129)

	As at 31 December	
	2000 £m	1999 £m
Balance owed by BG Group companies[a]	10	110

(a) Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.

A number of Lattice subsidiaries have arm's length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm's length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f)) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, there were a number of transactions between Lattice and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST (see note 12).

27. Pensions and post-retirement benefits

Pension scheme

Substantially all of Lattice Group's employees are members of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes and provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Pension Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Pension Scheme's assets, are expected to be sufficient to fund the benefits payable under the Pension Scheme.

Following Demerger, employees of companies in Lattice Group have continuing membership of the Pension Scheme. Employees of BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Pension Scheme assets.

An independent actuarial valuation of the Pension Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %
Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Pension Scheme's assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers' contributions could be maintained at the level of 3% until March 2004. Employers' contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Under SSAP 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees' service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Pension Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Balance at beginning of period	288	367	367	466
Profit and loss charge/(credit):				
– Regular pension cost	125	66	66	59
– Amortisation of surplus	(110)	(154)	(154)	(173)
– Interest on balance sheet provision	22	21	21	29
	37[(a)]	(67)[(a)]	(67)[(a)]	(85)[(a)]
Contributions paid[(b)]	(300)	(12)	(12)	(14)
Balance at end of period	25	288	288	367

(a) Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (31 December 2000 historical cost and modified historical cost £23m; 31 December 1999 £23m) and £56m Pension credit (31 December 2000 historical cost and modified historical cost £90m; 31 December 1999 £108m).

(b) Includes £275m special contribution made to the Pension Scheme in March 2002 (31 December 2000 and 31 December 1999 £nil).

Post-retirement benefits

Lattice Group has no material post-retirement benefits other than pensions.

FRS 17 – *Retirement Benefits*

FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. Lattice Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Pension Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

	%
Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

As at 31 March 2002	Proportion of Pension Scheme assets %	Long-term rate of return expected %	£m
Pension Scheme assets:			
– Equities	57	7.5	6,613
– Bonds	11	5.7	1,324
– Gilts	21	5.2	2,501
– Property	7	6.5	769
– Other	4	4.5	481
Total market value of Pension Scheme assets			11,688
Present value of Pension Scheme liabilities			(11,315)
Surplus in the Pension Scheme			373
Related deferred tax liability			(112)
Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, Lattice Group's net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

	£m
Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements[(a)]	(11)
	250
Net liabilities including pension asset and liability	(638)
Lattice Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250
Profit and loss account reserve	4,735

(a) Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

28. Notes to the consolidated cash flow statement

(a) Cash flow from operating activities

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Lattice Group operating profit	1,039	1,139	1,014	1,261
Exceptional operating items	365	—	—	—
Depreciation	531	379	504	499
Amortisation	9	—	—	—
Provisions for liabilities and charges	(250)	(85)	(85)	(85)
Movements in working capital:				
– Stocks – (increase)/decrease	(23)	5	5	6
– Trade and sundry debtors – decrease/(increase)	250	46	46	(267)
– Trade and sundry creditors – increase/(decrease)	202	9	9	(388)
– Long-term creditors – increase	115	49	49	66
	544	109	109	(583)
Cash inflow from operating activities before exceptional items[a]	2,238	1,542	1,542	1,092
Expenditure relating to exceptional items:				
– Restructuring costs (see note 22)	(30)	(12)	(12)	(14)
– Environmental costs (see note 22)	(44)	(24)	(24)	(21)
	(74)	(36)	(36)	(35)
Net cash inflow from operating activities[b][c]	2,164	1,506	1,506	1,057

(a) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for the 15 months ended 31 March 2002.

(b) The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of Lattice Group, for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of Lattice Group for the 15 months ended 31 March 2002.

(b) Returns on investments and servicing of finance

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest received	37	16	16	38
Interest paid	(434)	(462)	(462)	(434)
Interest element of finance lease rentals	4	2	2	1
Finance lease charges	(5)	—	—	—
Net cash outflow from returns on investments and servicing of finance [a][b]	(398)	(444)	(444)	(395)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

All the principal subsidiary companies have changed their year end after the year ended 31 December 2000 to 31 March and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V., which will change its year end to 31 March 2003, as prospective notice is required under Dutch law.

30. Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the price control review, the directors have reviewed the accounting policies of Lattice Group and Lattice Group has changed its accounting convention from modified historical cost to historical cost. The financial information for the 15 months ended 31 March 2002 has been prepared on an historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of Lattice Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, Lattice Group values regulatory assets at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

Differences between modified historical cost and historical cost profit comprise:

(i) depreciation in excess of historical cost depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets; and

(ii) profit on the disposal of tangible fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000[a] £m	12 months ended 31 Dec 1999 £m
Total operating profit	795	1,010	1,261
Profit for the financial period	243	402	624
Earnings per ordinary share			
– basic	7.0p	11.6p	17.7p
– before exceptional items	14.3p	12.2p	17.5p
Dividends per ordinary share			
– interim	3.6p	3.5p	—
– second interim	5.4p	—	—
– final	—	3.5p	—

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the results provided in the consolidated profit and loss account under modified historical cost. For further information, see the "Restatement of prior periods" section on page 88.

	As at		
	31 Mar 2002	31 Dec 2000[a]	31 Dec 1999
Net assets[b]	5,113	5,597	5,673

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the Balance sheet under modified historical cost. For further information, see the "Restatement of prior periods" section on page 88.

(b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on an historical cost basis) and £250m (£250m on an historical cost basis) respectively.

31. Subsequent events

On 22 April 2002 Lattice and National Grid announced their intention to merge. Providing the proposed merger is approved by both sets of shareholders, Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share.

(a) Cash flow from operating activities

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Lattice Group operating profit	1,039	1,139	1,014	1,261
Exceptional operating items	365	—	—	—
Depreciation	531	379	504	499
Amortisation	9	—	—	—
Provisions for liabilities and charges	(250)	(85)	(85)	(85)
Movements in working capital:				
– Stocks – (increase)/decrease	(23)	5	5	6
– Trade and sundry debtors – decrease/(increase)	250	46	46	(267)
– Trade and sundry creditors – increase/(decrease)	202	9	9	(388)
– Long-term creditors – increase	115	49	49	66
	544	109	109	(583)
Cash inflow from operating activities before exceptional items[(a)]	2,238	1,542	1,542	1,092
Expenditure relating to exceptional items:				
– Restructuring costs (see note 22)	(30)	(12)	(12)	(14)
– Environmental costs (see note 22)	(44)	(24)	(24)	(21)
	(74)	(36)	(36)	(35)
Net cash inflow from operating activities[(b)(c)]	2,164	1,506	1,506	1,057

(a) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for the 15 months ended 31 March 2002.

(b) The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of Lattice Group, for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of Lattice Group for the 15 months ended 31 March 2002.

(b) Returns on investments and servicing of finance

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest received	37	16	16	38
Interest paid	(434)	(462)	(462)	(434)
Interest element of finance lease rentals	4	2	2	1
Finance lease charges	(5)	—	—	—
Net cash outflow from returns on investments and servicing of finance [(a)(b)]	(398)	(444)	(444)	(395)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire intangible fixed assets	(7)	—	—	—
Payments to acquire tangible fixed assets	(1,488)	(753)	(753)	(516)
Purchases of fixed asset investments	—	(5)	(5)	—
Net investment in finance leases	8	5	5	9
Receipts from disposal of tangible fixed assets	179	120	120	163
Receipts from disposal of shares by employee share plan	78	—	—	—
Receipts from disposal of fixed asset investments	2	—	—	—
Net cash outflow from capital expenditure and financial investment [(a)(b)]	(1,228)	(633)	(633)	(344)

(a) The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(d) Acquisitions and disposals

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Purchases of subsidiary undertakings	(25)	(5)	(5)	(7)
Cash balances acquired with subsidiary undertakings	9	—	—	—
Purchases of joint ventures and associated undertakings	(6)	—	—	—
Net cash outflow from acquisitions and disposals[(a)(b)]	(22)	(5)	(5)	(7)

(a) The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(e) Management of liquid resources[(a)]

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire investments with an original maturity date of less than one year	(3,822)	(5,490)	(5,490)	(7,603)
Receipts from disposal of investments with an original maturity date of less than one year	3,811	5,688	5,688	7,610
Net cash (outflow)/inflow from the management of liquid resources[(b)(c)]	(11)	198	198	7

(a) Includes money market, listed and unlisted investments.

(b) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net decrease in short-term borrowings	(1,309)	(981)	(981)	(c)
Net increase in long-term borrowings	1,283	188	188	(c)
Cash (outflow)/inflow from change in borrowings	(26)	(793)	(793)	1,272
Capital element of finance lease rentals	(10)	(9)	(9)	(10)
	(36)	(802)	(802)	1,262
Funding movement on Demerger	—	505	505	—
Funding movement on 1999 Refinancing	—	—	—	(1,415)
Net cash outflow from financing activities[(a)(b)]	(36)	(297)	(297)	(153)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £16m inflow to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(c) This information was not disclosed in the 2000 accounts and is therefore not included above.

(g) Significant non-cash transaction

In the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12). There were no significant non-cash transactions in the 12 months ended 31 December 1999.

29. Principal subsidiary undertakings, joint ventures and associated undertakings

The companies listed below, which are all subsidiary undertakings, are those in which Lattice Group's principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next annual return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of Lattice Group's results.

	As at 31 March 2002			
	Country of incorporation and operation	Activity	Lattice Group holding %[(a)]	Lattice Group share of net assets %[(b)]
Transco plc	England	Gas transportation	100	100
Transco Holdings plc	England	Lattice Group holding company	100	100
British Transco International Finance B.V.	The Netherlands	Financing	100	100
British Transco Finance Inc.	US	Financing	100	100
British Transco Capital Inc.	US	Financing	100	100
Lattice Group Holdings Limited	England	Lattice Group holding company	100	100
Lattice Energy Services Ltd	England	Energy services	100	100
Lattice Insurance Company Limited	Isle of Man	Insurance	100	100
Lattice Property Portfolio Ltd	England	Property	100	100
The Leasing Group plc	England	Leasing	100	100
Advantica Technologies Ltd	England	Technology	100	100
Advantica Technologies Inc.	US	Technology	100	100
Stoner Associates Inc.	US	Technology	100	100
First Connect Ltd	England	Connections	100	100
186k Ltd	England	Telecommunications	100	100
SST (UK) Ltd (formerly known as SpectraSite Transco Communications Ltd)	England	Telecommunications	100	100
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100	100

(a) Ordinary shares.

(b) Net assets attributable to equity shareholders.

are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V., which will change its year end to 31 March 2003, as prospective notice is required under Dutch law.

30. Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the price control review, the directors have reviewed the accounting policies of Lattice Group and Lattice Group has changed its accounting convention from modified historical cost to historical cost. The financial information for the 15 months ended 31 March 2002 has been prepared on an historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of Lattice Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, Lattice Group values regulatory assets at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

Differences between modified historical cost and historical cost profit comprise:

(i) depreciation in excess of historical cost depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets; and

(ii) profit on the disposal of tangible fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000[a] £m	12 months ended 31 Dec 1999 £m
Total operating profit	795	1,010	1,261
Profit for the financial period	243	402	624
Earnings per ordinary share			
– basic	7.0p	11.6p	17.7p
– before exceptional items	14.3p	12.2p	17.5p
Dividends per ordinary share			
– interim	3.6p	3.5p	—
– second interim	5.4p	—	—
– final	—	3.5p	—

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the results provided in the consolidated profit and loss account under modified historical cost. For further information, see the "Restatement of prior periods" section on page 88.

	As at		
	31 Mar 2002	31 Dec 2000[a]	31 Dec 1999
Net assets[b]	5,113	5,597	5,673

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the Balance sheet under modified historical cost. For further information, see the "Restatement of prior periods" section on page 88.

(b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on an historical cost basis) and £250m (£250m on an historical cost basis) respectively.

31. Subsequent events

On 22 April 2002 Lattice and National Grid announced their intention to merge. Providing the proposed merger is approved by both sets of shareholders, Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share.

2. Summary of differences between the accounting policies of National Grid and Lattice

The main differences between the accounting policies adopted by National Grid and those adopted by Lattice relate to modified historical cost accounting (only in respect of the 12 months ended 31 December 1999 and 2000) and accounting for deferred taxation.

Modified historical cost

During the 12 months ended 31 December 1999 and 2000, Lattice applied a modified historical cost accounting convention in respect of tangible fixed assets. In the 15 months ended 31 March 2002, this convention was changed to an historical cost basis, which is consistent with the treatment adopted by National Grid.

Deferred taxation

National Grid have adopted FRS 19 "Deferred tax" for all three years ended 31 March 2002 and provide for deferred tax in full without discounting. Lattice have only applied FRS 19 within the historical cost information for the 12 months ended 31 December 2000 and the 15 months ended 31 March 2002, and have adopted a policy of discounting. For the 12 months ended 31 December 1999 and 2000 on a modified historical cost basis, Lattice have only provided for deferred tax on a partial provision basis in accordance with SSAP 15. Included in the tables below are the adjustments needed to change from the discounted full provision basis, in respect of the historical cost information for the 12 months ended 31 December 2000 and 15 months ended 31 March 2002, and from a partial provision basis, in respect of the modified historical cost information for the 12 months ended 31 March 1999 and 2000, to a full provision basis without discounting, which would have been reported if Lattice had applied the accounting policy of National Grid.

The following unaudited reconciliations summarise the material adjustments which reconcile Lattice Group's consolidated profit for the financial period and consolidated net assets/(liabilities) from that previously reported by Lattice to estimates of those which would have been reported had Lattice applied the accounting policies adopted by National Grid.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period as reported by Lattice Group	464	537	383	624
Adjustments for:				
– Deferred taxation	(22)	(47)	(28)	(9)
– Modified historical cost adjustments	—	—	135	159
Total adjustments	(22)	(47)	107	150
Profit for the financial period for Lattice Group as adjusted to National Grid accounting policies	442	490	490	774

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Net (liabilities)/assets as reported by Lattice Group	(905)	(1,012)	6,267	5,673
Adjustments for:				
– Deferred taxation	(605)	(583)	(1,253)	(1,225)
– Modified historical cost adjustment	—	—	(6,609)	(6,372)
Total adjustments	(605)	(583)	(7,862)	(7,597)
Net liabilities of Lattice Group as adjusted to National Grid accounting policies	(1,510)	(1,595)	(1,595)	(1,924)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc ("National Grid"), to be renamed National Grid Transco plc, with Lattice Group plc ("Lattice")

We report on the unaudited reconciliations (the "Reconciliations"), under the accounting policies as currently applied by National Grid, in respect of the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002, and in respect of the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002, prepared under the accounting policies applied in the financial statements of Lattice. The Reconciliations are set out in section 2 of Part V of the listing particulars of National Grid dated 14 June 2002.

Responsibilities

It is the responsibility solely of the directors and proposed directors of National Grid to prepare the Reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the "Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were the responsibility of the directors of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were audited by PricewaterhouseCoopers, who gave unqualified reports thereon.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Lattice to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the Reconciliations and have discussed the Reconciliations with the directors and proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Reconciliations have been properly compiled on the bases stated and the adjustments made are those appropriate for the purpose of presenting the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 and the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002 on a basis consistent in all material respects with the accounting policies currently applied by National Grid.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

1. Unaudited pro forma financial information relating to the Merged Group

The unaudited pro forma financial information set out below has been prepared to provide information about how the Merger might have affected the consolidated profit and loss account of National Grid Group for the year ended 31 March 2002, had the Merger taken place on 1 April 2001, the first day of the financial year, and its consolidated statement of net assets as at 31 March 2002 had the Merger taken place on that date. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of National Grid Transco's financial position or results.

The pro forma financial information has been prepared using merger accounting principles and is based on the financial information of National Grid Group and Lattice Group. The pro forma financial information is stated on the basis of the accounting policies of National Grid. Deferred taxation in the pro forma financial information has been provided in full without discounting. As described in Part V of this document, Lattice has previously taken the option under FRS 19 to discount its deferred tax balance. National Grid Transco has not yet determined the practice it will adopt going forward.

Unaudited pro forma consolidated profit and loss account

		Adjustments		
	National Grid Group 12 months ended 31 March 2002 £m (Note 1)	Lattice Group 12 months ended 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)	Merged Group pro forma £m
Turnover	4,401	3,153	—	7,554
Operating profit before exceptional items and goodwill amortisation	875	932	—	1,807
Operating exceptional items	(914)	(413)	—	(1,327)
Goodwill amortisation	(90)	(9)	—	(99)
Total operating (loss)/profit	(129)	510	—	381
Non-operating exceptional items	53	104	(74)(ii)	83
Interest				
– excluding exceptional item	(293)	(386)	—	(679)
– exceptional item	(93)	—	—	(93)
	(386)	(386)	—	(772)
(Loss)/profit before taxation	(462)	228	(74)	(308)
Taxation				
– excluding exceptional items	(85)	(140)	(26)	(251)
– exceptional items	60	84	22	166
	(25)	(56)	(4)(i)	(85)
(Loss)/profit after taxation	(487)	172	(78)	(393)
Minority interests	(6)	4	—	(2)
(Loss)/profit for the year	(493)	176	(78)	(395)
Memorandum				
Profit before taxation excluding exceptional items and goodwill amortisation	582	546	—	1,128
Profit after taxation excluding exceptional items and goodwill amortisation	497	406	(26)	877

Unaudited pro forma statement of net assets

		Adjustments		
	National Grid Group at 31 March 2002 £m (Note 1)	Lattice Group at 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)	Merged Group pro forma £m
Fixed assets				
Intangible assets	2,113	(6)	—	2,107
Tangible assets	9,122	7,998	—	17,120
Investments	298	13	—	311
	11,533	8,005	—	19,538
Current assets	5,883	702	—	6,585
Creditors (amounts falling due within one year)	(2,970)	(1,926)	(74)(ii)	(4,970)
Net current assets / (liabilities)	2,913	(1,224)	(74)	1,615
Creditors (amounts falling due after more than one year)	(8,118)	(6,663)	—	(14,781)
Provisions for liabilities and charges	(3,034)	(1,023)	(605)(i)	(4,662)
Net assets / (liabilities)	3,294	(905)	(679)	1,710
Memorandum				
Included above is net debt of	8,241	6,058	—	14,299

Notes to the unaudited pro forma financial information

1. National Grid Group financial information

The information for National Grid Group for the 12 months ended and as at 31 March 2002 has been extracted without material adjustment from the audited accounts for the year ended 31 March 2002.

Included within the results of National Grid Group for the 12 months ended 31 March 2002 are the results of Niagara Mohawk for February and March being the two months since acquisition. During this two month period, Niagara Mohawk contributed £479.1m to turnover and, £83.1m to operating profit before exceptional items and goodwill amortisation. No adjustment has been made to include the results of Niagara Mohawk for the 10 months prior to acquisition, as during this period, the results of Niagara Mohawk included the results of its generation business that was disposed of prior to the acquisition by National Grid, and were also based on a regulatory rate plan that was substantially different to the new rate plan that became effective from the date of the acquisition.

2. Lattice Group financial information

The information for Lattice Group for the 12 months ended 31 March 2002 has been extracted without material adjustment from the unaudited information for the 12 months ended 31 March 2002 included within the annual report and accounts of Lattice Group for the 15 months ended 31 March 2002. The net assets of Lattice Group at 31 March 2002 have been extracted without material adjustment from the audited accounts for the 15 months ended 31 March 2002.

3. Pro forma adjustments

The pro forma adjustments included above are in respect of deferred taxation and exceptional transaction costs:

(i) Deferred taxation

As noted above, Lattice have adopted a policy of discounting their deferred taxation liabilities, whilst National Grid does not discount such liabilities. A pro forma adjustment has been made to align Lattice's accounting policy with that adopted by National Grid. The impact of this adjustment is to increase the liability at 31 March 2002 by £605m and to decrease the profit excluding exceptional items for the 12 months ended 31 March 2002 by £26m (decrease of £4m including exceptional items).

(ii) Exceptional transaction costs

A pro forma adjustment has been made to reflect the one-off exceptional transaction costs directly attributable to the Merger, estimated to be £74m.

No account has been taken in the pro forma financial information of trading or changes in the financial position of National Grid Group or Lattice Group after 31 March 2002 and the financial impact of synergies expected to result from the Merger have not been reflected in the unaudited pro forma financial information.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc ("National Grid"), to be renamed National Grid Transco plc, with Lattice Group plc ("Lattice")

We report on the unaudited pro forma financial information set out in Part VI of National Grid's listing particulars dated 14 June 2002. The unaudited pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed merger of National Grid and Lattice might have affected the consolidated profit and loss account of National Grid for the year ended 31 March 2002 and its consolidated statement of net assets as at 31 March 2002.

Responsibilities

It is the responsibility solely of the directors and the proposed directors of National Grid to prepare the unaudited pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors and the proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of National Grid; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART VII

DETAILS OF THE LATTICE SCHEME

1. Introduction

Implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. Once Lattice Shareholders have approved the Lattice Scheme at the Lattice Court Meeting and the Lattice EGM, the Lattice Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Lattice Scheme is that, when the Order is delivered to the Registrar of Companies and registered by him, all Lattice Shareholders are bound by the terms of the Lattice Scheme.

It is expected that the Lattice Scheme will become effective and that the Merger will complete in autumn 2002. Immediately upon the Lattice Scheme becoming effective, National Grid will change its name to National Grid Transco plc. It is expected that trading in the New National Grid Transco Shares arising from the Lattice Scheme will commence at 8.00 a.m. on the Lattice Scheme Effective Date.

Unless the Lattice Scheme becomes effective by no later than 31 March 2003, or such later date, if any, as Lattice and National Grid may agree and the Court may allow, the Lattice Scheme will not become effective and the Merger will not proceed.

2. Summary of the Lattice Scheme

Under the terms of the Lattice Scheme, all the Lattice Shares will be cancelled and the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled on the Lattice Scheme Effective Date. New Lattice Shares will be issued by Lattice to National Grid and/or its nominee(s), by capitalisation of the reserve arising from the cancellation of the Lattice Shares so that Lattice becomes a wholly-owned subsidiary of National Grid. These new Lattice Shares will be created by the passing of a special resolution to be proposed at the Lattice EGM.

Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the following basis:

for every 100 Lattice Shares **37.5 New National Grid Transco Shares**

and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid and will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

2.1 Lattice Shareholder Meetings

The Lattice Scheme is subject to the approval of Lattice Shareholders at the Lattice Court Meeting and its implementation will also require the approval of Lattice Shareholders at the separate Lattice EGM, both of which will be held on Monday, 15 July 2002. The Lattice Court Meeting is being held at the direction of the Court to seek the approval of Lattice Shareholders to the Lattice Scheme. The Lattice EGM is being convened to enable the Lattice Directors to implement the Lattice Scheme and to amend the Lattice Articles, as described in section 2.3 below.

2.2 Lattice Court Meeting

The Lattice Court Meeting has been convened to enable Lattice Shareholders to consider and, if thought fit, approve the Lattice Scheme. At the Lattice Court Meeting, voting will be by poll and each holder of Lattice Shares who is present in person or by proxy will be entitled to one vote for each Lattice Share held. The approval required at the Lattice Court Meeting is that those voting to approve the Lattice Scheme should:

(i) represent a simple majority in number of those Lattice Shareholders present and voting in person or by proxy; and

voting in person or by proxy.

2.3 Lattice EGM

In addition, the Lattice EGM has been convened to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

(i) to approve the cancellation of Lattice Shares and the Lattice Special Share and the subsequent issue of Lattice Shares to National Grid and/or its nominee(s) in accordance with the Lattice Scheme; and

(ii) to amend the Lattice Articles in the manner described below.

2.4 Amendments to the Lattice Articles

The special resolution to be proposed at the Lattice EGM includes proposals to amend the Lattice Articles to ensure that any Lattice Shares issued under the Lattice Share Schemes or otherwise (other than to National Grid and/or its nominee(s)) between the Lattice Voting Record Time and 6.00 p.m. on the last business day before the Lattice Hearing Date will be subject to the Lattice Scheme. It is also proposed to amend the Lattice Articles so that any Lattice Shares issued to any person (other than to a member of National Grid Group) after the Lattice Scheme Effective Date will be automatically exchanged for New National Grid Transco Shares on the same terms as under the Lattice Scheme. These amendments are designed to avoid any person (other than members of National Grid Group) being left with Lattice Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the business day before the Lattice Scheme Effective Date).

2.5 Special Shareholder Consent

Under the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled in consideration for amendments to the rights attaching to the National Grid Special Share, principally to reflect National Grid's ownership of Transco. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission and, in addition, without prejudice to the rights under a licence granted to 186k under the Telecommunications Act 1984, and has agreed to appear by Counsel at the Lattice Court Hearing to consent to the Lattice Scheme and to agree to be bound by its terms. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

3. Implementation of the Lattice Scheme

The Lattice Scheme is conditional upon the following:

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by

Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

National Grid has given its written consent to the Lattice Scheme and a written undertaking to be bound by the terms of the Lattice Scheme. The Lattice Court Hearing is expected to be held during autumn 2002. All Lattice Shareholders are entitled to attend the Lattice Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Lattice Scheme.

If the Lattice Scheme is sanctioned by the Court and the conditions to the Lattice Scheme are satisfied, it is expected that the Lattice Scheme will become effective, and dealings in the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will commence, in autumn 2002.

The Lattice Scheme contains a provision for Lattice and National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Lattice Scheme, or to any condition which the Court may think fit to approve or impose. Lattice has been advised that the Court would be unlikely to approve or impose any such amendment to the Lattice Scheme which might be material to the interests of the Lattice Shareholders and/or the holder of the Lattice Special Share unless the Lattice Shareholders and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion whether or not a further meeting of Lattice Shareholders should be held or the further consent of the holder of the Lattice Special Share should be sought.

4. Effect of the Lattice Scheme on National Grid Shareholders

The effect of the Lattice Scheme will be that National Grid Shareholders will continue to retain their existing National Grid Shares and will hold approximately 57.3 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger). The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Lattice Scheme. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

Part VIII

Conditions to the Implementation of the Lattice Scheme and the Merger

The Merger is conditional upon the Lattice Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1. **The Lattice Scheme is conditional upon:**

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order confirming the reduction of capital involved in the Lattice Scheme by the Registrar of Companies.

2. National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Lattice Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Lattice Scheme being sanctioned by the Court:

(a) the SEC having granted prior approval to National Grid authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of the US Public Utility Holding Company Act of 1935, as amended ("PUHCA"), on terms satisfactory to National Grid and Lattice acting reasonably;

(b) any conditions imposed by the SEC in relation to the continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

(c) to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:

    (i) indicated that the Merger and its implementation does not give rise to a concentration falling within the scope of Council Regulation EEC 4064/89 concerning the control of concentrations between undertakings (as amended) (the "Merger Regulation"); or

    (ii) taken a decision, without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

(iii) referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation or having been deemed to have done so under Article 9(5); and

(a) each such authority having granted a clearance without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and

(b) the requirements of paragraph (c)(ii) above being satisfied with respect to any part not referred to the competent authority of any Member State;

(d) insofar as the merger provisions of the Fair Trading Act may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the UK indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e) all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f) the Authority indicating that it, and the Secretary of State indicating that she:

(i) does not intend to seek modifications to any of the Wider National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii) does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii) will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);

(g) National Grid having obtained authorisations from such US regulatory agencies as may have or assert jurisdiction over the Merger on terms and conditions satisfactory to National Grid and Lattice acting reasonably;

(h) if applicable, the review and investigation of the Merger under the Exon-Florio Amendment to the US Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i) the receipt from the Inland Revenue of clearances in respect of the Lattice Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National Grid and Lattice, acting reasonably;

(j) all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Lattice Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction

having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Lattice Scheme in any jurisdiction having been complied with;

(k) no central bank, government or governmental, quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

(i) require the divestiture by National Grid or Lattice or any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

(ii) require any member of either the Wider National Grid Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or

(iii) impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

(iv) make the Lattice Scheme or its implementation void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l) save as disclosed by National Grid to Lattice or by Lattice to National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:

(i) any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

(ii) any such arrangement, agreement, licence, permit, lease or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

(iii) the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

(iv) the value, or financial or trading position or prospects of any member of the Wider National Grid Group or Wider Lattice Group being adversely modified or affected; or

(v) the creation of any material liability (actual or contingent) by any member of the Wider National Grid Group or Wider Lattice Group; or

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

(vii) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or

(viii) any member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;

in each case in consequence of the Merger or the Lattice Scheme;

(m) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:

(i) any adverse financial, business or other information in relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

(ii) any financial, business or other information which has been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22 April 2002 (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

(iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider Lattice Group) by Lattice and which is material in the context of the relevant group; or

(iv) any steps have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;

(n) (i) unless publicly announced by National Grid pursuant to the Listing Rules or disclosed by National Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National Grid Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider National Grid Group taken as a whole;

(o) (i) unless publicly announced by Lattice pursuant to the Listing Rules or disclosed by Lattice to National Grid prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Lattice Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p) other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April 2002 or as contemplated by the Merger or the Lattice Scheme or by the joint press announcement relating to the Merger dated 22 April 2002, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National Grid, 31 March 2001 and, in the case of Lattice, 31 December 2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:

(i) issued or authorised or proposed the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Plans or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ii) except for:

(a) transactions between one wholly-owned member of the relevant group and another such member, and

(b) (in the case of Lattice) the Lattice Scheme,

authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(iii) (other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long-term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or

(iv) save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent which is material with any director of National Grid or Lattice, as the case may be; or

(v) (other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of Lattice, the Lattice Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

(vi) issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(vii) (in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or

(viii) in the case of any member of the Wider National Grid Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ix) (other than in respect of a member of the Wider National Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(x) been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xi) waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xii) entered into any contract, commitment, agreement or arrangement or passed any resolution made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition.

(q) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid that on or after 22 April 2002:

(i) any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National Grid Group or Wider Lattice Group, as the case may be;

(ii) there is any material liability (actual or contingent) of any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

(iii) a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3. Subject to the requirements of the Panel, National Grid and Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger or the Lattice Scheme.

4. Save with the consent of the Panel, the Merger will lapse and the Lattice Scheme will not proceed if, before the date of the Court Meeting:

(i) the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation; or

(ii) there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under Article 9(1) of the Merger Regulation or otherwise.

Part IX

Additional Information

1. Responsibility

The National Grid Directors (whose names are set out in section 6.1 below) and the New National Grid Transco Directors (whose names are set out in section 6.5 below) accept responsibility for the information contained in this document other than, in the case of the National Grid Directors, that information relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the National Grid Directors and the New National Grid Transco Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Lattice Directors (who include the New National Grid Transco Directors and whose names are set out in section 6.4 below) accept responsibility for the information contained in this document relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the Lattice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of National Grid

2.1 National Grid was originally incorporated and registered in England and Wales under the Companies Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re-registered as a public limited company, New National Grid plc, on 29 November 2000. Its name was changed again on 31 January 2002 to National Grid Group plc when it was introduced under a Court-sanctioned scheme of arrangement, as the holding company of the National Grid group. The principal legislation under which National Grid operates is the Companies Act and the regulations thereunder.

2.2 The registered office of National Grid is at 15 Marylebone Road, London NW1 5JD.

3. Share capital

3.1 The authorised, issued and fully paid share capital of National Grid as at 12 June 2002 (being the latest practicable date prior to publication of this document) is as follows:

Authorised number	Authorised amount		Issued number	Issued amount
2,500,000,000	£250,000,000	National Grid Shares	1,776,990,487	£177,699,048.70
1	£1	National Grid Special Share	1	£1

3.2 The alterations in the share capital of National Grid from incorporation to 12 June 2002 (being the latest practicable date prior to the publication of this document) are as follows:

3.2.1 On incorporation, National Grid had an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one ordinary share of £1 was issued.

3.2.2 By a resolution of National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of £1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to £250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 National Grid Shares were issued to National Grid Nominees Limited.

3.2.3 By a resolution of National Grid passed on 7 December 2001, the authorised share capital was increased to £250,000,001 by the creation of the National Grid Special Share.

3.2.4 By a resolution of National Grid passed on 7 January 2002 and with the sanction of an order of the Court dated 25 January 2002, the authorised share capital was reduced to £249,950,001 by cancelling and extinguishing the 500,000 issued ordinary shares of 10 pence each. The reduction of capital took effect on 31 January 2002. The resolution passed on 7 January 2002 further

provided for the creation of 500,000 new ordinary shares of 10 pence each to take effect upon the reduction of capital taking effect. Accordingly, immediately following the reduction taking effect on 31 January 2002, the authorised share capital of National Grid was £250,000,001 divided into 2,500,000,000 ordinary shares of 10 pence each and the National Grid Special Share.

3.2.5 Upon the National Grid Scheme becoming effective, 1,498,036,707 ordinary shares of 10 pence each were issued and the National Grid Special Share was issued (credited as fully paid up in each case) in accordance with the terms of the National Grid Scheme.

3.2.6 At completion of the acquisition of Niagara Mohawk, 278,600,000 ordinary shares of 10 pence each were issued, fully paid, to the Depositary. The Depositary then issued National Grid ADSs in respect of such shares to Niagara Mohawk shareholders in accordance with the terms of the Niagara Mohawk Merger Agreement.

3.2.7 Since the incorporation of National Grid, a total of 346,132 National Grid Shares have been issued in connection with options granted under the National Grid Share Plans and 7,648 National Grid Shares have been issued at an issue price of 417 pence each in connection with the Exchangeable Bonds.

3.3 Other than pursuant to: (i) the Merger; (ii) the exercise of options or satisfaction of awards under the National Grid Share Plans, the Lattice Share Schemes and the 2002 Share Plan; and (iii) the Exchangeable Bonds, National Grid has no intention of issuing any of its authorised unissued share capital and no issue of National Grid Shares will be made which will effectively alter control of National Grid without the prior approval of shareholders in general meeting.

3.4 Save as disclosed in this section 3 and sections 7 and 8 below: (i) there has been no issue of share or loan capital of National Grid since its incorporation; and (ii) no share or loan capital of National Grid is under option or agreed to be put under option.

3.5 At the National Grid EGM it will be proposed that:

3.5.1 subject to and immediately upon the Merger becoming unconditional (save as stated in such resolution):

(a) the authorised share capital of National Grid will be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 ordinary shares of 10 pence each having the rights set out in the articles of association of National Grid but not ranking for the final dividend of 9.58 pence per National Grid Share payable in respect of the financial year ended 31 March 2002; and

(b) in addition to and without prejudice to any existing authority, the board will be generally and unconditionally authorised, pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of National Grid to be held in 2003, provided that National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

3.5.2 subject to the Lattice Scheme having become effective in accordance with its terms, the board will be generally and unconditionally authorised pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of National Grid in issue immediately following completion of the Merger, which authority shall be in substitution for the general authority to allot relevant securities in place immediately prior to the National Grid EGM and shall expire on 22 July 2007 provided that National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

3.5.3 subject to the passing of resolution referred to in section 3.5.2 above and to such resolution becoming unconditional, the board will be authorised pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the general authority conferred on them by the resolution referred to in section 3.5.2 above as if section 89(1) of the Companies Act did not apply to any such allotment provided that the power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares of 10 pence each deemed to be held by them, subject to such exclusions or other arrangements as the board may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(b) the allotment otherwise than pursuant to paragraph (a) above, of equity securities for cash up to an aggregate nominal value of £15,000,000 provided always that the authority conferred by this paragraph (b) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Companies Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of National Grid in issue immediately following completion of the Merger;

and shall expire on 22 July 2007 provided that the board may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

3.5.4 subject to the Lattice Scheme having become effective in accordance with its terms, the directors of National Grid will be generally authorised to make market purchases (as defined in section 163(3) of the Companies Act) of up to 310,000,000 ordinary shares of 10 pence each in the capital of National Grid provided always that the authority conferred by this resolution shall be limited to the market purchase of such number of ordinary shares as shall be equal to or less than 10 per cent. of the number of ordinary shares in issue immediately following completion of the Merger at a price not less than 10 pence per ordinary share nor more than a price per ordinary share of 105 per cent. of the average of the middle market quotation for an ordinary share according to the Official List for the five business days before the purchase is made, which authority shall be in substitution for the authority to make market purchases in place immediately prior to the National Grid EGM and shall expire at the earlier of the Annual General Meeting of National Grid to be held in 2003 or 15 months from the date of passing of the resolution, except that National Grid may enter into a contract to purchase such ordinary shares which would or might be completed wholly or partly after such expiry.

3.6 Under the Lattice Scheme, National Grid will issue to Lattice Shareholders 0.375 of a New National Grid Transco Share, credited as fully paid, for each Lattice Share held at the Lattice Scheme Record Time. Accordingly, the authorised, issued and fully paid share capital of National Grid Transco immediately following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger, save for the issue by National Grid of New National Grid Transco Shares to Lattice Shareholders, in accordance with the Lattice Scheme, will be as follows:

Authorised number	Authorised amount	Issued number	Issued amount
5,000,000,000	£500,000,000 National Grid Transco Shares	3,100,105,384	£310,010,538.40
1	£1 National Grid Transco Special Share	1	£1

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

3.7 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of National Grid.

3.8 The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.9 The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Transco Shares.

3.10 National Grid Shares are, and, following Admission of the New National Grid Transco Shares to be issued to Lattice Shareholders under the Lattice Scheme, the New National Grid Transco Shares will be, eligible for settlement within CREST.

3.11 The New National Grid Transco Shares to be issued to Lattice Shareholders under the Lattice Scheme will be allotted without regard (except with the consent of the Panel) to any lien, right of set-off, counterclaim or other analogous right to which National Grid Transco may otherwise be, or claim to be, entitled.

4. Substantial shareholdings

4.1 In so far as is known to National Grid, as at 12 June 2002 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid's issued ordinary share capital:

Shareholder	**Percentage of issued National Grid Shares**
The Capital Group Companies, Inc.	8.15
HSBC Investment Bank plc	3.17
Deutsche Bank AG London	3.15
Prudential plc	3.09
Legal & General Investment Management Limited	3.03

Note:

National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent. of issued National Grid Shares.

Save as disclosed in this section 4, the National Grid Directors and the New National Grid Transco Directors are not aware of any interest which as at 12 June 2002 (being the latest practicable date prior to the publication of this document) represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of National Grid Transco following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to publication of this document) and assuming that:

4.2.1 each Lattice Shareholder will receive 0.375 of a New National Grid Transco Share for each Lattice Share;

4.2.2 there is no increase in the issued share capital of National Grid or Lattice after 12 June 2002 (being the latest practicable date prior to the publication of this document) and completion of the Merger save in connection with the Lattice Scheme and the Merger; and

4.2.3 there are no dealings in National Grid Shares or Lattice Shares after 12 June 2002 (being the latest practicable date prior to the publication of this document).

Shareholder	Percentage of issued National Grid Transco Shares
The Capital Group Companies, Inc.	4.67
Prudential plc	3.05
Legal & General Investment Management Limited	3.05

Note:

National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions and following completion of the Merger, the Olayan Group is expected to have an economic exposure to some 5.21 per cent. of issued National Grid Transco Shares.

4.3 The National Grid Directors and New National Grid Transco Directors are not aware of any person who, directly or indirectly, as of 12 June 2002 (being the latest practicable date prior to the publication of this document) is able, or immediately following completion of the Merger will be able, jointly or severally, to exercise control over National Grid (to be re-named National Grid Transco).

4.4 Those Lattice Shareholders who will hold more than $50 million worth of National Grid Transco Shares as a result of the Merger, a total which includes any National Grid Shares that are currently held, may be required to submit a regulatory filing and to observe a statutory waiting period in the US pursuant to the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended). Such shareholders should seek independent advice to determine the extent of their obligations, if any, under that Act.

5. Summary of the Memorandum and Articles of Association of National Grid

5.1 Memorandum of Association

The memorandum of association of National Grid provides that its principal object is to carry on business as a holding company. The objects of National Grid are set out in full in clause 4 of its memorandum of association and provide, among other things, that National Grid may carry on any other activity which can, in the opinion of the board, be conveniently carried on in connection with any of its objects and do all such things as may be deemed incidental or conducive to the objects or any of them.

5.2 Summary of the National Grid Articles

The National Grid Articles contain provisions, inter alia, to the following effect:

5.2.1 National Grid Special Share

The National Grid Special Share may only be held by one of Her Majesty's Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown. The Special Shareholder may, after consulting National Grid and subject to the provisions of the Companies Act, require National Grid to redeem the National Grid Special Share at par at any time by giving notice to National Grid and delivering to it the relevant share certificate.

The Special Shareholder is entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the National Grid Special Share confers no right to vote nor any other rights at any such meeting. The National Grid Special Share confers no right to participate in the capital or profits of National Grid except that, on a distribution of capital in a winding-up, the Special Shareholder is entitled to repayment of £1 in priority to other shareholders.

Each of the following matters is effective only with the consent in writing of the Special Shareholder:

(a) the amendment, removal or alteration of the effect of (including the ratification of any breach of) certain provisions of the National Grid Articles, including the Article relating to the National Grid Special Share, the Article on general limitations on shareholdings (as described in section 5.2.7 below) and on shareholding restrictions on persons who are bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or licence holders (as described in section 5.2.8 below) and the Article relating to the disclosure of interests in shares under section 212 of the Companies Act (as described in sections 5.2.2, 5.2.3 and 5.2.5 below) save to the extent that any amendment, removal or alteration of that Article is required to comply with the Listing Rules;

(b) the creation or issue of any shares in National Grid carrying voting rights other than (i) shares carrying voting rights in all circumstances at general meetings of National Grid; and (ii) shares which do not constitute equity share capital (as defined in section 744 of the Companies Act) and which, when aggregated with all other such shares, carry the right to cast less than 15 per cent. of the votes capable of being cast on a poll on any resolution at any general meeting of National Grid;

(c) the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in National Grid;

(d) the disposal by National Grid of any shares in National Grid Company to any person which is not a wholly-owned subsidiary of National Grid;

(e) any scheme or arrangement which, if put into effect, would relieve National Grid Company of, or otherwise modify, the obligations imposed on National Grid Company by National Grid by virtue of the provisions described in section 5.2.9 below;

(f) the voluntary winding-up of National Grid, a special resolution to the effect that National Grid should be wound up by the Court, the presentation by National Grid or by the board of a petition for the winding-up of National Grid by the Court, or any proposal for any of the foregoing;

(g) the presentation by National Grid or by the board of a petition applying for an administration order or a proposal by the board for a voluntary arrangement, in each case pursuant to the Insolvency Act 1986; or

(h) the establishment of a holding company for National Grid.

5.2.2 Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the National Grid Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a proxy need not be a shareholder of National Grid. All special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of shareholders of National Grid.

Unless the board otherwise determines, no shareholder, or person to whom any of that shareholder's shareholding is transferred other than by a transfer approved under the National Grid Articles (see section 5.2.5 below), is entitled to vote at any general meeting or at any separate meeting of holders of any class of shares in National Grid either in person or by proxy in respect of any share in National Grid held by him (i) if all monies presently payable by him in respect of that share have not been paid or (ii) if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act (disclosure of interests in shares) and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25 per cent. of their class within 28 days of service of the notice) or in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.3 Dividends and other distributions

Subject to the Statutes, National Grid may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the board. The board may pay interim dividends or any dividend payable at a fixed date, if it appears to the board that the financial position of National Grid justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The board may, if authorised by an ordinary resolution of National Grid, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution and, if authorised by a special resolution of National Grid, may do so on a basis which is more advantageous to those so electing than if they had not done so.

National Grid may cease to send any cheque or warrant through the post or by a delivery agent or to effect payment by any other means for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends, through no fault of National Grid, payment in that manner has not been effected (or,

following one such occasion, reasonable enquiries have failed to establish any new address of the holder or appropriate details for effecting payment by other means). National Grid must resume payment by that means if the shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will, unless the board otherwise resolves, be forfeited and revert to National Grid.

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by the Statutes, divide among the shareholders the whole or any part of the assets of National Grid (whether the assets are of the same kind or not) and may for such purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Unless the board determines otherwise, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of National Grid or in any class of such shares will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice.

5.2.4 Variation of rights

Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the National Grid Articles relating to general meetings will, mutatis mutandis, apply to any such separate meeting except that: (i) the necessary quorum will be two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, will be any such holder who is present in person or by proxy whatever the number of shares held by him; (ii) any holder of shares of that class present in person or by proxy may demand a poll; and (iii) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

5.2.5 Transfer of shares

A shareholder may transfer all or any of his shares in certificated form by an instrument of transfer in any usual form or in any other form which the board may approve. A transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Transfers of uncertificated shares must be carried out using a relevant system as defined in the CREST Regulations. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of shareholders in respect of it.

The board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

The board may also refuse to register the transfer of a share: (i) in the case of a certificated share if it is not lodged, duly stamped (if necessary), at the registered office of National Grid or at such other place as the board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (ii) if it is not in respect of one class of share only; (iii) if it is in favour of more than four transferees jointly; and (iv) if it is in favour of a minor, bankrupt or person of mental ill health. In addition, the board may refuse to register a transfer of an uncertificated share in the circumstances stated in the CREST Regulations.

If the board refuses to register a transfer it will, within two months after the date on which the transfer was lodged in the case of a certificated share, or a transfer instruction was received in the case of an uncertificated share, send to the transferee a notice of refusal. The registration of transfers may be suspended by closing the register of shareholders at such times and for such period (not exceeding 30 days in any calendar year) as the board may determine, but while National Grid is a participating issuer within the meaning of the CREST Regulations the register of shareholders will not be closed without the consent of the operator of the relevant system.

No fee will be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Unless the board otherwise determines, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of National Grid or in any class of such shares who has failed to comply with a notice served under section 212 of the Companies Act will be entitled to transfer any of those shares other than by accepting a take-over offer, a sale of shares on a recognised investment exchange or an investment exchange on which shares in National Grid are normally traded, or a sale of a shareholder's entire beneficial interest to a person who has no interest in those shares at the time the notice under section 212 of the Companies Act was served and who is not an associate of a person who had such an interest and who is not acting in concert with a person who had such an interest.

The board must also decline to register a transfer which is made in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.6 Alteration of capital

National Grid may by ordinary resolution increase, consolidate and divide and sub-divide its share capital. Subject to the Statutes, National Grid may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to the Statutes and to any rights conferred on the holder of any class of shares, National Grid may purchase all or any of its shares of any class (including any redeemable shares).

5.2.7 General limitations on shareholdings

The National Grid Articles contain provisions the purpose of which is to limit interests in voting shares. These provisions are described briefly below.

(a) If any person (other than a person not subject to the restriction described in this section 5.2.7) has, or appears to the board to have, an interest (as defined in the National Grid Articles) in shares which carry 15 per cent. or more of the total votes attaching to the relevant share capital (as defined in section 198(2) of the Companies Act) of National Grid and capable of being cast on a poll or is deemed to have such an interest, the board shall give notice to all persons who appear to the board to have interests in the shares concerned and, if different, to the registered holders of those shares requiring the interest concerned to be reduced to less than 15 per cent. by disposal of shares within 21 days of the notice (or such longer period as the board considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15 per cent. or until the notice has been withdrawn.

(b) If such a notice is given and is not complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make such a disposal on such terms as it may determine. The proceeds of such disposal shall be received by National Grid and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(c) A registered holder to whom such a notice has been given is not entitled, until the notice has been complied with to the satisfaction of the board or withdrawn, in respect of any of his shares to which the interest concerned relates, to attend or vote at any general meeting of National Grid or meeting of the holders of voting shares or of any class thereof or to exercise any other right conferred by membership in relation to such meeting, and those rights will vest in the chairman of any such meeting, who may exercise them or refrain from doing so at his discretion.

(d) Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or the chairman of any meeting under or pursuant to the relevant Article shall be final and conclusive; and any disposal or transfer made by or on behalf of or on the authority of the board or any director pursuant to the relevant Article shall be conclusive and binding on all persons concerned and shall not be open to challenge. The board is not required to give any reasons for any decision, determination or declaration taken or made in accordance with the relevant Article.

There are limited exceptions to these restrictions relating principally to holdings of a trustee or fiduciary nature and market clearing arrangements.

5.2.8 Shareholding restrictions on persons who are bound by the Balancing and Settlement Code or licence holders

The National Grid Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act or, in either case, any affiliate thereof ("Restricted

Persons") from having an interest in shares which carry 1 per cent. or more of the total votes attaching to the relevant share capital of National Grid and capable of being cast on a poll.

The board has the same rights as those set out in section 5.2.7 above to require the disposal or to dispose of sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

5.2.9 Obligations relating to the transmission licence holder

National Grid shall procure that, without the consent in writing of the Special Shareholder:

(a) the transmission licence shall not be held by any person which is not a wholly-owned subsidiary of National Grid;

(b) National Grid and its wholly-owned subsidiaries shall not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence at 11 December 1995) save where such cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(c) neither National Grid nor any affiliate of National Grid is permitted to carry on in the UK any activity which requires a generation or supply licence or which is exempted from such requirement under or by virtue of the Electricity Act, save where such activity is expressly permitted under the terms of the transmission licence and that neither National Grid nor any affiliate of National Grid is permitted to engage outside the UK in the generation of electricity to be imported into the UK;

(d) no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act or, in either case, any affiliate thereof which is neither National Grid nor any other wholly-owned subsidiary of National Grid, is permitted to be a director of National Grid or the transmission licence holder; and

(e) the transmission licence holder is not permitted to carry on activities other than:

  (i) those required or contemplated on the part of the transmission licence holder (in its capacity as the holder of a transmission licence) by the transmission licence or the Electricity Act or connected therewith or consequential thereto; or

  (ii) those carried on by National Grid Company at or prior to 11 December 1995

  provided that (but subject to paragraph (c)) the restrictions set out in this paragraph (e) do not prevent the acquisition of any share capital by the transmission licence holder in any company.

5.2.10 Directors

(a) Appointment of directors

Directors may be appointed by National Grid by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting.

Unless otherwise determined by ordinary resolution of National Grid, the number of directors (disregarding alternate directors) will not be less than two. The directors are not required to hold any qualification shares in National Grid.

There are also restrictions on persons being appointed directors as referred to in section 5.2.9 above.

(b) Age of directors

No person will be disqualified from being appointed a director, and no director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor will it be necessary by reason of his age to give special notice of any resolution.

(c) Remuneration of directors

Each of the non-executive directors will be paid a fee for his services at such rate as may from time to time be determined by the board or by a committee authorised by the board provided that the aggregate of such fees (excluding any amounts payable under any other provision of the National Grid Articles) will not exceed

£500,000 per annum or such higher amount as National Grid, by ordinary resolution, may determine from time to time. Directors' fees are deemed to accrue from day to day.

(d) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise all the powers of National Grid to provide benefits, whether by payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any director or former director who holds or has held but no longer holds any executive office, other office, place of profit or employment with National Grid or a member or former member of the group or a predecessor in business of National Grid or of any member or former member of the group and for any member of his family or other dependents and may establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons. No director or former director will be accountable for any benefit so provided and the receipt of any such benefit will not disqualify him from being or becoming a director.

(e) Permitted interests of directors

Subject to the Statutes and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with National Grid in any manner nor is any contract in which he is interested liable to be avoided and any director who is so interested is not liable to account to National Grid or the shareholders for any benefit realised by the contract by reason of the director holding that office.

(f) Restrictions on voting

Except as mentioned below, a director will not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of or otherwise in or through National Grid) or duty which (together with any interest of a person connected with him, as described in the National Grid Articles) is material and if he does so vote his vote will not be counted.

A director will be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, National Grid or any of its subsidiary undertakings;

(ii) the giving by National Grid of any guarantee, security or indemnity to a third party in respect of a debt or obligation of National Grid or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of National Grid or any of its subsidiary undertakings as a holder of securities or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures or other securities by National Grid or any of its subsidiary undertakings for subscription, purchase or exchange;

(iv) any contract concerning any company, not being a company in which the director owns 1 per cent. or more (as defined in the National Grid Articles), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

(v) any arrangement for the benefit of employees of National Grid or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the arrangement relates; and

(vi) any contract concerning any insurance which National Grid is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

A director shall not vote or be counted in the quorum in relation to any resolution of the board concerning his own appointment as the holder of any office or place of profit with National Grid or any company in which National Grid is interested, including settling or varying the terms, or the termination, of his appointment.

5.2.11 Borrowing and other powers

Subject to the Statutes, to the memorandum of association and the National Grid Articles and to any directions given by National Grid in general meeting by special resolution, the business of National Grid will be managed by the board, which may exercise all the powers of National Grid. In particular, the board may exercise all the powers of National Grid to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of National Grid and, subject to the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of National Grid or of any third party. The board will restrict the borrowings of National Grid and exercise all voting and other rights or powers of control exercisable by National Grid in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only insofar as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) will not at any time without the previous sanction of an ordinary resolution of National Grid exceed an amount equal to four times the adjusted capital and reserves (as defined in the National Grid Articles).

5.2.12 Untraced shareholders

Subject to the CREST Regulations, where, for a period of at least 12 years, National Grid has paid at least three dividends to shareholders but has been unable to effect payment on particular shares in accordance with the National Grid Articles and the unpaid dividends have not been claimed, National Grid may sell those shares at the best price reasonably obtainable. It must, however, give notice of its intention by two advertisements and may only proceed to sell the shares if, so far as the board is aware, National Grid has not during the 12-year period or the three months after the later of the advertisements and before exercising the power of sale received any communication from the shareholder (or any person entitled by transmission). On the sale, National Grid will become indebted to the former holder (or person entitled by transmission) for an amount equal to the net proceeds of sale.

5.2.13 Shareholders resident abroad

Any shareholder with a registered address outside the UK who has given National Grid an address within the UK (including, at the board's discretion, an electronic address) at which notices, documents or other communications may be served on or delivered to him is entitled to receive notices, documents or other communications at that address, but not otherwise. The board may, at its discretion, refuse to send communications to an electronic address if it believes that its refusal is necessary or expedient for any reason.

5.3 Principal differences between the National Grid Articles and the National Grid Transco Articles

The principal differences between the National Grid Articles and the National Grid Transco Articles are explained below. A copy of the National Grid Transco Articles and of the National Grid Articles will be available for inspection as referred to in section 24 below. A copy of the National Grid Transco Articles will also be available during, and for at least 15 minutes prior to, the National Grid EGM.

It is proposed that the provisions relating to the National Grid Special Share will be amended to incorporate certain of the provisions which are currently in the Lattice Articles and which relate to the Lattice Special Share. Accordingly, in addition to the matters referred to in section 5.2.1 above, each of the following matters will be effective only with the consent in writing of the Special Shareholder:

(a) any amendment or removal of those rights which are intended to ensure that Transco remains at least 85 per cent. owned and controlled by its ultimate holding company and which are contained in article 10 of the articles of association of Transco or similar rights in the articles of association of a Relevant Subsidiary (as defined below);

(b) any agreement by National Grid Transco or a Relevant Subsidiary to the creation or issue of voting shares in Transco or a Relevant Subsidiary other than an issue following which National Grid Transco will own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(c) any agreement by National Grid Transco or a Relevant Subsidiary to the disposal of shares or voting interests in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(d) any agreement by National Grid Transco or a Relevant Subsidiary to amend or vary the rights attaching to any shares in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(e) any act or omission by National Grid Transco or its directors or by a Relevant Subsidiary or its directors which results in National Grid Transco ceasing to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at meetings of Transco.

National Grid Transco may, notwithstanding other restrictions, effect a Qualifying Reorganisation (as defined below) under which the Special Shareholder receives a special share in the ultimate holding company of Transco. In addition, National Grid Transco or a Relevant Subsidiary may dispose of shares in Transco or its holding company so that 85 per cent. or less of the shares in Transco are held directly or indirectly by National Grid Transco where Transco is, or the disposal is to a company which is, listed on a recognised stock exchange and the Special Shareholder receives a special share with rights which are the same in all material respects as those attaching to the National Grid Transco Special Share and restrict the interests of any person to less than 15 per cent. and ensuring that at least 85 per cent. of the voting rights of Transco at general meetings is owned by the listed company.

The articles of association of Transco and each Relevant Subsidiary grant special rights to National Grid Transco whose consent will be required for:

(a) the amendment or removal of National Grid Transco's special rights in those articles of association;

(b) the creation or issue of voting shares in Transco or the Relevant Subsidiary as the case may be following which National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(c) the variation of any of the rights attached to shares in Transco held by National Grid Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the votes at general meetings of Transco.

The following definition is included in the National Grid Transco Articles and the articles of association of each Relevant Subsidiary:

"Relevant Subsidiary" means any company which is a subsidiary of National Grid Transco and both (i) is a holding company of Transco; and (ii) contains in its articles of association a provision equivalent to article 10 in the articles of association of Transco Holdings plc.

The following definition is included in the National Grid Transco Articles:

"Qualifying Reorganisation" means any reorganisation, reconstruction or arrangement of National Grid Transco or the Group, including without prejudice to the generality thereof, the super-imposition of a new holding company above National Grid Transco or the transferring of part of the Group in whatever form to shareholders of National Grid Transco including, without prejudice to the generality thereof, a demerger, capital reduction or other return of capital, dividend or distribution, so that, in each case, immediately after such reorganisation, reconstruction or arrangement the ultimate ownership of the company or companies then owning National Grid Transco or the Group shall be substantially the same (except to the extent that such ownership cannot be substantially the same because by reason of the law of a country or territory outside the United Kingdom such ownership or an offer of shares in the transaction is precluded or is precluded except after compliance by National Grid Transco or any of the issuers with conditions with which National Grid Transco or any of such issuers is unable to comply or which it regards as unduly onerous) as the ultimate ownership of National Grid Transco immediately before such transaction.

In addition, the National Grid Transco Articles include an increased limit on fees payable to non-executive directors of an aggregate maximum amount not exceeding £1,000,000.

6. Directors

6.1 National Grid Directors

The National Grid Directors and their respective functions are:

Name	Function
James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box*	Group Finance Director
Edward Morrison Astle	Group Director, Telecommunications
William Edward Davis*	Group Director and Chairman, National Grid USA
Steven John Holliday	Group Director, UK and Europe
Richard Paul Sergel	Group Director, North America
Robert Frederick William Faircloth*	Non-executive Director
John Albert Martin Grant	Non-executive Director
Bonnie Guiton Hill	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds*	Non-executive Director

* With effect from completion of the Merger, those National Grid Directors marked with an asterisk will retire from the Board of National Grid.

The business address of each of the National Grid Directors is 15 Marylebone Road, London NW1 5JD, with the exception of Richard Sergel, Bonnie Hill and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582, USA and William Davis, whose business address is 300 Erie Boulevard West, Syracuse, NY 13202, USA.

6.2 Brief details of National Grid Directors' backgrounds are set out below:

James Ross, Chairman, 63

Appointed as a director of National Grid on 1 March 1999, he became Chairman in July 1999. He was chairman of Littlewoods plc from 1996 to April 2002 and chief executive of Cable and Wireless plc from 1992 to 1995. Prior to this, he was a managing director of the British Petroleum Company plc and chairman and chief executive officer of BP America. He is a non-executive director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric, based in France.

Roger Urwin, Group Chief Executive, 56

Appointed as a director of National Grid and of National Grid Company in 1995, Roger Urwin later became Chief Executive of National Grid Company and was then appointed Group Chief Executive in April 2001. Prior to this, he was chief executive of London Electricity plc, director of engineering for Midlands Electricity Board and also held a number of appointments within the Central Electricity Generating Board. He is a non-executive director of The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering.

Stephen Box, Group Finance Director, 51

Appointed as a director of National Grid and of National Grid Company in August 1997. He was formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel.

Edward Astle, Group Director, Telecommunications, 48

Appointed as a director of National Grid in September 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to this he spent eight years with Cable & Wireless, the last two on the main board, responsible for their international businesses. He is non-executive chairman of 3G Lab Limited and a non-executive director of Energis and Intec Telecom Systems plc.

William Davis, Group Director and Chairman, National Grid USA, 60

Appointed as a director of National Grid and Chairman of National Grid USA in 2002. Prior to this, he was chairman and chief executive of Niagara Mohawk from 1999 until its acquisition by the National

Grid Group. William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an executive deputy commissioner with the New York State Energy Office. He is also a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York, Utilities Mutual Insurance, Inc., and Syracuse University.

Steven Holliday, Group Director, UK and Europe, 45

Appointed as a director of National Grid and Chief Executive of National Grid Company in March 2001. Steven Holliday was formerly an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas.

Rick Sergel, Group Director, North America, 52

Appointed as a director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a director of National Grid USA. Prior to this he was president and chief executive officer of NEES from February 1998 until its acquisition by National Grid Group. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation.

Bob Faircloth, Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees, 65

Appointed as a director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies.

John Grant, Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees, 56

Appointed as a director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also a non-executive chairman of Cordex Plc and non-executive director of Torotrak plc and Corac Group Plc.

Bonnie Hill, Non-executive Director, 60

Appointed as a director of National Grid in 2002. Prior to this, she was a non-executive director of Niagara Mohawk from 1991 until its acquisition by National Grid Group. Bonnie Hill is chair of the Committee of Corporate Public Policy and Environmental Affairs and a member of both the Executive and Compensation and Succession Committees. Prior to July 2001, she was president and chief executive officer of The Times Mirror Foundation and was also senior vice president of the Los Angeles Times newspaper. Bonnie Hill is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She is president of B. Hill Enterprises, LLC, a consulting firm, and the chief operating officer of Icon Blue, a brand marketing company.

Paul Joskow, Non-executive Director and a member of the Audit Committee, 54

Appointed as director of National Grid in 2000, Paul Joskow was a director of NEES from 1987 until its acquisition by National Grid Group. He is a Professor of Economics and Management at the Massachusetts Institute of Technology ("MIT"), director of the MIT Center for Energy and Environmental Policy Research, a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. He is also a Trustee of the Putman Mutual Funds and a director of the Whitehead Institute of Biomedical Research.

Richard Reynolds, Non-executive Director and a member of the Audit and Remuneration Committees, 63

Appointed as a director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995, responsible for their telecommunications interests. He is currently chairman of Wavionix Software Limited and is also a non-executive director of G.B. Group plc.

6.3 Details of those companies and partnerships outside National Grid Group of which the National Grid Directors are or have been directors or partners at any time in the previous five years, are as follows:

Name	Directorships or partnerships
James Ross	Datacard Group, Liverpool Vision Partnership, The McGraw-Hill Companies, Inc., North West Business Leadership Team Limited*, Schneider Electric S.A., The Classical Opera Company*, The Littlewoods Organisation Public Limited Company*, Liverpool Biennial Contemporary Art Limited*
Roger Urwin	Energis plc*, The Special Utilities Investment Trust plc, TotalFinaElf Exploration UK plc
Stephen Box	Coopers & Lybrand*, Electricity Pensions Limited*, Electricity Pensions Trustee Limited*, Energis plc, Michael Page International PLC
Edward Astle	3G Lab Limited, BICC Group plc (now named Balfour Beatty plc)*, Cambridge 3G Limited, Dataflex Holdings plc*, Fine Wires Limited*, Intec Telecom Systems plc, ilotron Limited, Motiv Systems Limited*, Energis plc
William Davis	Utilities Mutual Insurance, Inc., The Business Council of New York State, Inc.
Steven Holliday	Sakhalin Petroleum Plc*, AGIP (BB) Limited*, AGIP (BBI) Limited*, AGIP (UKCS) Limited*, AGIP Australia 91-13 Limited*, AGIP Birch Limited*, AGIP Elgin/Franklin Limited*, AGIP (BBH) Limited*, AGIP (BBOH) Limited*, AGIP North Sea Limited*, AGIP Australia Limited*, AGIP Exploration and Production Limited*, AGIP Oil and Gas Limited*, AGIP North Sea Limited*, AGIP Forties Limited*, British Borneo Oil Limited*, British-Borneo Expro Limited*, Brupex Holdings Limited*, Brupex Limited*, Hireswitch Limited*, Electricity Association Limited
Rick Sergel	State Street Corporation
Bob Faircloth	BTR plc*
John Grant	Corac Group Plc, Cordex Plc, Torotrak plc, Hasgo Group Limited, Peter Stubs Limited, Ascot Plc*, Adengate Limited*, Lynshield Limited*
Bonnie Hill	The Times Mirror Foundation*, The Los Angeles Times newspaper*, AK Steel Corporation, Hershey Foods Corporation, The Home Depot, Inc., B. Hill Enterprises LLC, Icon Blue
Paul Joskow	Putnam Mutual Funds, State Farm Indemnity Company*, Whitehead Institute of Biomedical Research
Richard Reynolds	Photobition Group plc*, Prospect Industries plc*, G.B. Group plc, Warwick Arts Society Limited, Warwick Castle Park Trust Limited, Wavionix Software Limited

Note: * indicates that the directorship or partnership is no longer current.

6.4 Lattice Directors

The Lattice Directors and their respective functions are:

Name	Function
Sir John Parker	Chairman (Non-executive) and Acting Chief Executive
Steve Lucas	Executive Director, Finance
Colin Matthews	Executive Director
Nick Woollacott	Executive Director
John Wybrew	Executive Director
Sir David Davies CBE	Non-executive Director
Christopher Hampson CBE	Non-executive Director
Kenneth Harvey	Non-executive Director
Stephen Pettit	Non-executive Director
George Rose	Non-executive Director
Baroness Diana Warwick	Non-executive Director

The business address of each of the Lattice Directors is 130 Jermyn Street, London SW1Y 4UR.

6.5 National Grid Transco Directors

The National Grid Transco Directors with effect from completion of the Merger and their respective functions will be:

Name	Function
Sir John Parker*	Chairman (Non-executive)
James Ross	Deputy Chairman (Non-executive)
Roger Urwin	Group Chief Executive
Steve Lucas*	Group Finance Director
Edward Astle	Group Executive Director
Steven Holliday	Group Executive Director
Colin Matthews*	Group Executive Director
Rick Sergel	Group Executive Director
John Wybrew*	Group Executive Director
John Grant	Non-executive Director
Kenneth Harvey*	Non-executive Director
Bonnie Hill	Non-executive Director
Paul Joskow	Non-executive Director
Stephen Pettit*	Non-executive Director
George Rose*	Non-executive Director

* New National Grid Transco Directors

Bob Faircloth has announced his intention to retire from the Board following the National Grid board meeting to be held in September 2002 irrespective of whether the Merger has completed by that date. Stephen Box will take early retirement on the grounds of ill health from the Board upon completion of the Merger. William Davis and Richard Reynolds will also step down from the Board upon completion of the Merger, although William Davis will continue with his other roles within National Grid Group, including as Chairman of National Grid USA.

6.6 Brief details of New National Grid Transco Directors' backgrounds are set out below:

Sir John Parker FREng, Chairman and Non-executive Director, 60

Appointed to the Lattice Board in September 2000. He is also a non-executive director of P&O Princess Cruises Plc and Brambles Industries plc and non-executive chairman of RMC Group plc and Firth Rixson plc and resigned as a non-executive director of GKN plc on 16 May 2002. He is a member of the General Committee of Lloyds Register of Shipping and vice president of the Engineering Employers Federation. He was formerly group chairman and chief executive of Babcock International Group PLC. As Chairman

of Lattice he has overall responsibility for management of the Lattice Board and the oversight of Lattice Group strategy. He is also Chairman of the Nominations and Finance committees. Following Phil Nolan's departure at the end of 2001, he also temporarily assumed the responsibilities of Chief Executive.

Steve Lucas, Executive Director, Finance, 48

Appointed to the Lattice Board, as Executive Director, Finance, in September 2000. A chartered accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas in 1994, he was appointed treasurer of BG Group on 1 December 1998. As Executive Director, Finance, he has responsibility for all financial matters, including treasury, insurance and taxation.

Colin Matthews, Executive Director, 46

Appointed to the Lattice Board, as an Executive Director, in November 2001. He is also Group Managing Director, Transco. Prior to his appointment he had been director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a chartered engineer and has leading management experience in running a complex, continuous operation to the highest standards of safety and reliability.

John Wybrew, Executive Director, 60

Appointed to the Lattice Board, as an Executive Director, in September 2000, having joined BG Group in April 1996. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was corporate affairs director for Shell UK Limited before joining BG Group. As Executive Director his responsibilities include corporate affairs, human resources and health, safety, security and environment.

Kenneth Harvey, Non-executive Director, 61

Appointed to the Lattice Board in September 2000. He is currently chairman of Pennon Group plc (which includes South West Water). A chartered engineer, he is a former chairman of Norweb plc and a former chairman of Comax Holdings Limited. He is also non-executive chairman of The Intercare Group plc and non-executive chairman of Beaufort Group plc. He is Chairman of the Remuneration committee of the Lattice Board.

Stephen Pettit, Non-executive Director, 51

Appointed to the Lattice Board in November 2001. He is a former executive director of Cable and Wireless plc. Before joining Cable and Wireless, he was chief executive, Petrochemicals at British Petroleum. He is chairman of Damovo, the privately owned network integration company. He is also non-executive director of National Air Traffic Services, KBC Advanced Technologies plc and Norwood systems. He was also, until December 2001, a member of the E-commerce Advisory Board of the UK Enterprise division of Zurich Financial Services.

George Rose, Non-executive Director, 50

Appointed to the Lattice Board in September 2000. He was appointed finance director of BAe Systems plc, the former British Aerospace plc, in April 1998, having joined the company in 1992. He is also currently a non-executive director of SAAB AB, a member of the Financial Reporting Review Panel and a former non-executive director of Orange plc. He is Chairman of the Audit committee of the Lattice Board.

6.7 Save as disclosed in section 6.8 below, none of the National Grid Directors has:

6.7.1 any unspent convictions in relation to indictable offences;

6.7.2 at any time been adjudged bankrupt;

6.7.3 at any time been a party to a deed of arrangement or form of voluntary arrangement (as defined in Part VII of the Insolvency Act 1986);

6.7.4 been a director of a company which has been placed in receivership, compulsory liquidation, creditors voluntary liquidation, administration, been subject to a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director with an executive function of that company or within the twelve months preceding such events;

6.7.5 been a partner in any partnership which has been placed in compulsory liquidation, administration or been subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the twelve months preceding such events;

6.7.6 has any asset which has been placed in receivership or been a partner in any partnership from which assets have been placed in receivership whilst as a partner of such partnership or within the twelve months preceding such events;

6.7.7 been publicly criticised by any statutory or regulatory authority (including designated professional bodies); or

6.7.8 been disqualified by a Court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.8

6.8.1 Edward Astle was a director of Motiv Systems Limited from 30 September 1997 to 15 July 1998. The company went into voluntary liquidation on 17 August 1998 and was dissolved on 6 May 2001. The liquidator's statement of account filed at Companies House reported an initial deficit of £416,312.14, including a secured creditor of £43,031.25. After payment to the secured creditor, and a 1p in the pound payment on £133,233.98 due to preferential creditors, no payment was made to unsecured creditors.

6.8.2 Edward Astle has been a director of ilotron Limited since 30 March 2000. The company is subject to an administration order dated 1 June 2001, as petitioned by its directors. The administration of the company is ongoing with any shortfall to creditors to be determined.

6.8.3 On 31 October 2001 Richard Reynolds ceased to be a non-executive director of Photobition Group plc which announced on that date, that it had ceased trading and asked its lenders to appoint an administrative receiver. As at 13 June 2002 (being the latest practicable date prior to the publication of this document), nine of the group's subsidiaries were in company voluntary arrangements and another five were in administration. Service Graphics Limited, a company set up to allow the business of the UK Photobition Graphics division to continue to trade, had purchased 14 group companies from the receiver. As at 13 June 2002 (being the latest practicable date prior to the publication of this document), Richard Reynolds is not aware of whether there will be any shortfall to creditors.

6.9 Details of the National Grid Directors' and the New National Grid Transco Directors' service contracts are set out below. New contracts of employment or new letters of appointment, as appropriate, have been entered into with the New National Grid Transco Directors which will become effective upon completion of the Merger.

6.9.1 On 17 November 1995, Roger Urwin entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he was employed as Managing Director, Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of £600,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of National Grid or as a result of redundancy, and the termination is with the consent of National Grid, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 12 months' written notice.

6.9.2 On 16 July 1997, Stephen Box entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of £350,000 (which is reviewed annually on 1 April) and has an annual bonus

opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 12 months' written notice.

6.9.3 On 27 July 2001, Edward Astle entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from September 2001. Edward Astle currently receives a base salary of £325,000 (which is reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors' performance-related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of £100,000 on completing a telecommunications strategic review which is approved by the Board together with the accompanying business plan. On 23 May 2002, the Remuneration Committee of National Grid approved a payment of £50,000 to Edward Astle following the approval by the Board of the telecommunications strategic review. Subject to the approval of the associated business plan by the Board it is expected that the Remuneration Committee will approve payment of the balance. Following its payment, the provision of a further special bonus arrangement will be considered. Long-term incentives are provided through discretionary share incentive plans. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

6.9.4 On 7 December 2001, William Davis entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as Chairman of National Grid USA and as an Executive Director of National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months' written notice. His base salary as Chairman of National Grid USA is $853,000 (which is reviewed annually on 1 January) and he has an annual bonus opportunity under National Grid USA's annual bonus arrangements. Long-term incentives may be provided through discretionary share incentive plans. He participates in National Grid USA's Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programmes and also in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefit plans and programmes shall continue to be effective for certain time periods following termination of William Davis' employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

6.9.5 On 6 March 2001, Steven Holliday entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of £325,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are

death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of its entitlement to notice.

6.9.6 On 22 March 2000, Rick Sergel entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. His base salary as President and Chief Executive Officer of National Grid USA is currently $820,000 (which is reviewed annually on 1 April) and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA's Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

Subject to mutual agreement to the contrary, Rick Sergel's service agreement is for an initial fixed term until March 2003, subject to a one year notice period by National Grid after March 2002, although the service agreement is terminable by him on six months' written notice at any time.

In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel of up to two years' salary and bonus and continue to provide the welfare plans, retirement, incentive and fringe benefit plans for that period. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

6.9.7 A non-pensionable annual cash bonus of up to a maximum of 60 per cent. of base salary can be paid to Roger Urwin, Stephen Box, Edward Astle and Steven Holliday for the achievement of demanding financial, personal and quality of service targets. Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent. of salary. Rick Sergel also participates in the National Grid USA Goals Programme, an all-employee bonus plan that can pay up to 4.5 per cent. of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's and William Davis' cash bonuses are pensionable. Roger Urwin, Stephen Box, Edward Astle and Steven Holliday are members of the National Grid section of the Electricity Supply Pension Scheme (the "ESPS"), to which they currently contribute 3 per cent. of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent. of salary but all employees currently benefit from a reduction in contributions. The ESPS' main features in respect of the National Grid Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although National Grid Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds National Grid Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increase by inflation of up to 5 per cent. per annum and, for National Grid Directors affected by the "earnings cap", National Grid may provide benefits on salary above the cap on a partially funded basis. Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel's benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis' benefit is under a cash balance arrangement that credits employer contributions during each year of employment in

an amount based upon service time and compensation. In addition, cash balances receive annual earnings credit. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plan also provides for a spouse's pension, the value of which is based upon the participant's benefit at death. Benefits under these arrangements do not increase after commencement upon retirement. Details of the National Grid Directors' emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to National Grid Group in Part IV of this document.

6.9.8 On 13 June 2002, Steve Lucas entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Steve Lucas will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Steve Lucas will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Steve Lucas will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. Steve Lucas' service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Steve Lucas is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Steve Lucas will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

6.9.9 On 13 June 2002, Colin Matthews entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Colin Matthews will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Colin Matthews will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Colin Matthews will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. Colin Matthews' service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Colin Matthews is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Colin Matthews will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

6.9.10 On 13 June 2002, John Wybrew entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £360,500 per annum (which is to be reviewed annually on 1 April). John Wybrew will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. John Wybrew will be provided with a car and will have an annual

bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. John Wybrew will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. John Wybrew's service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement contains a provision that, if the employment of John Wybrew is terminated (without cause) within the 12 months following a change of control of National Grid Transco, John Wybrew will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

6.9.11 All of the executive directors of Lattice are subject to the Inland Revenue earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme. Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits. The provisions for all of the executive directors of Lattice are designed to give a pension equivalent of two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. With employer's consent, provided 10 years' service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pension payments are increased in line with inflation. A dependant's pension is payable on the death of an executive director of Lattice, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant's pension is payable equal to two-thirds of the executive director's pension, prior to exchanging any of it for a cash lump sum. Flat rate children's benefits may be payable in addition to the dependant's pension on death in service or death in retirement. Details of the Lattice Directors' emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to Lattice Group in Part V of this document.

6.10 On 13 June 2002, Sir John Parker entered into a service agreement with National Grid which will become effective on completion of the Merger. His fee will be £225,000 per annum (which is to be reviewed annually in April). Sir John Parker will be provided with a car, fuel expenses and driver, at the discretion of National Grid. He will continue to enjoy Lattice's personal accident insurance and private medical insurance. Sir John Parker's service agreement will be terminable by him on 12 months' notice and by National Grid on 12 months' notice. The service agreement also contains a provision that, if it is terminated (without cause) within the 12 months following a change of control of National Grid Transco, without an equivalent position being offered, Sir John Parker will be entitled to one year's fee (less applicable taxes), as liquidated damages.

6.11 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the National Grid Directors for the year ended 31 March 2002 amounted to £6,306,717. The remuneration policy of National Grid Transco will be reviewed by the remuneration committee of National Grid Transco following completion of the Merger, in the light of the responsibilities to be undertaken by the directors of National Grid Transco within the Merged Group. Subject to this, it is estimated for the year ending 31 March 2003, the directors of National Grid Transco will be paid a total of approximately £6.2 million by the Merged Group.

6.12 There is no arrangement under which a National Grid Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.1 The interests, all of which are beneficial, of the National Grid Directors in National Grid Shares as at 12 June 2002 (being the latest practicable date prior to the publication of this document), which in aggregate represent approximately 0.01 per cent. of the issued ordinary share capital of National Grid, are set out in the table below. The figures are based upon the interests in National Grid Shares which have been notified by each National Grid Director to National Grid pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Director which would, if the connected person were a National Grid Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant National Grid Director:

Name	**Interests in National Grid Shares**
James Ross	19,000
Roger Urwin	147,920
Stephen Box	18,459
Edward Astle	—
William Davis	11,520
Steven Holliday	—
Rick Sergel	2,937
Bob Faircloth	—
John Grant	10,000
Bonnie Hill	2,930
Paul Joskow	5,000
Richard Reynolds	10,000

Note: None of the National Grid Directors currently has any interest in Lattice Shares.

7.2 On the basis of the assumptions set out in section 4.2 of this Part IX, the interests, all of which are beneficial unless otherwise stated, of the National Grid Transco Directors in National Grid Transco Shares immediately following completion of the Merger are set out in the table below. The figures are based upon the interests in shares which have been notified pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Transco Director which would, if the connected person were a National Grid Transco Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director:

	Interests in National Grid Transco Shares immediately after completion of the Merger		
Name	**National Grid Transco Shares held other than in the Lattice Group Long Term Incentive Scheme**	**National Grid Transco Shares acquired through the Lattice Group Long Term Incentive Scheme, and held subject to a retention period(c)**	**National Grid Transco Shares held in the Lattice Group Long Term Incentive Scheme(d)**
Sir John Parker	4,591	—	—
James Ross	19,000	—	—
Roger Urwin	147,920	—	—
Steve Lucas(e)	23,471	31,237	176,491
Edward Astle	—	—	—
Steven Holliday	—	—	—
Colin Matthews(a)(e)	—	—	96,589
Rick Sergel	2,937	—	—
John Wybrew(e)	64,945	114,380	208,284
John Grant	10,000	—	—
Kenneth Harvey(b)	1,838	—	—
Bonnie Hill	2,930	—	—
Paul Joskow	5,000	—	—
Stephen Pettit	1,875	—	—
George Rose	5,025	—	—

(a) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews to Lattice in recognition of the fact that options had lapsed and other benefits had been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, i.e. on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice in order to recover the PAYE and any national insurance liability) will be transferred to him. As at 12 June 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidations of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. Colin Matthews has agreed that his allocation will continue after the Merger on revised terms as described in section 11 below. Based on the 65,204 Lattice Shares currently subject to this allocation, immediately after completion of the Merger, the allocation will be over 24,451 National Grid Transco Shares.

(b) Kenneth Harvey is interested in 2,099 Lattice Shares, which will be exchanged for 787 New National Grid Transco Shares, as well as being interested in 1,051 National Grid Shares.

(c) The shares shown in this column will be acquired under the Lattice Group Long Term Incentive Scheme, having been awarded in 1999 and assuming vesting in full at the earlier of the end of the three year performance period and the time of the Merger. They will be subject to a further retention period, however, and may not be released until 1 October 2003.

(d) The shares shown in this column will be the subject of awards under the Lattice Group Long Term Incentive Scheme in respect of which a performance condition must be met before they can vest. Once the shares have vested, they must be held for a further 12 month retention period before they can be released.

(e) Each of Steve Lucas, Colin Matthews and John Wybrew is deemed for the purposes of the Companies Act to be a potential beneficiary under the Lattice Group All Employee Share Ownership Plan ("Lattice AESOP") and the Lattice Group Employees Share Trust ("Lattice EST") and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in 18,440,649 Lattice Shares held by the Lattice AESOP and 65,204 Lattice Shares held by the Lattice EST. Applying the Merger ratio set out above to these numbers, they will each be deemed to have an interest in 6,915,243 National Grid Transco Shares under the Lattice AESOP and 24,451 National Grid Transco Shares under the Lattice EST immediately following completion of the Merger.

by the New National Grid Transco Directors, to which is applied the Merger exchange ratio set out in section 2 of Part VII of this document.

The percentage shareholdings of the National Grid Transco Directors are not shown above because such shareholdings will in aggregate represent less than one per cent. of the National Grid Transco Shares in issue immediately following completion of the Merger.

7.3 The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	29 Sep 1997	280.50	Sep 2000 – Sep 2007	169,340
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	91,656
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	22,098
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	33,867
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	133,214
Stephen Box	29 Sep 1997	280.50	Sep 2000 – Sep 2007	160,427
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	93,147
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	43,931
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	37,630
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	93,250
Edward Astle	6 Sep 2001	479.50	Sep 2004 – Sep 2011	193,952
Steven Holliday	30 Mar 2001	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	71,936
Rick Sergel	31 Mar 2000	566.50	Mar 2003 – Mar 2010	201,845
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	134,321

In addition, at completion of the Niagara Mohawk acquisition, William Davis held stock appreciation rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid ADSs. Each SAR over a National Grid ADS constitutes a notional right over five National Grid Shares. At exercise, a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

Name	Exercise price per SAR ($)	Normal exercise periods	Outstanding National Grid ADSs under option
William Davis	26.20	Aug 1998 – Dec 2008	58,629
	26.20	Aug 1998 – Dec 2008	58,629
	23.04	Jan 2000 – Dec 2010	52,766

granted for no consideration) under the Share Matching Scheme (1996):

Name	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	16 Jun 1998	100.00	Jun 2001 – Jun 2005	4,047
	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,884
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	3,859
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	5,635
Stephen Box	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,844
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	4,122
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	6,134

William Davis and Rick Sergel participate in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). They may choose to invest awards received under this plan into the Deferred Compensation Plan resulting in an entitlement to notional National Grid ADSs. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) their entitlement to notional National Grid ADSs is as follows:

Name	Date of notification	Notional entitlement to National Grid ADSs	Balance
William Davis	11 Jun 2002	1,083	1,083
Rick Sergel	5 Jun 2001	4,353	4,353
	15 Aug 2001	87	4,440
	15 Jan 2002	58	4,498
	11 Jun 2002	5,340	9,838

7.5 The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692
Stephen Holliday	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692

7.6 Each of the current executive National Grid Directors other than William Davis (being Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Companies Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in the 12,374,486 National Grid Shares held by the QUEST and the 611,516 National Grid Shares held by the 1996 Employee Benefit Trust.

7.7 Save as disclosed in this section 7, none of the National Grid Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided

any guarantees for the benefit of the National Grid Directors as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

7.8 There are no outstanding loans or guarantees granted or provided by any member of the National Grid Group to or for the benefit of any National Grid Directors.

7.9 No National Grid Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

8. Options over National Grid Shares and Lattice Shares

8.1 As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the following options granted to National Grid Directors and employees of National Grid Group under the National Grid Share Plans (other than the Share Matching Scheme (1996)), were outstanding:

Scheme or Plan	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Executive Share Option Scheme (1990)	28 Nov 96	194.50	Nov 1999 – Nov 2006	15,424
	10 Feb 97	205.50	Feb 2000 – Feb 2007	132,247
	4 Aug 97	258.00	Aug 2000 – Aug 2007	179,263
	29 Sep 97	280.50	Sep 2000 – Sep 2007	711,611
	16 Jun 98	375.75	Jun 2001 – Jun 2008	928,188
	21 Dec 98	490.00	Dec 2001 – Dec 2008	14,489
	15 Jun 99	455.25	Jun 2002 – Jun 2009	260,943
	6 Jul 99	435.75	Jul 2002 – Jul 2009	315,702
	27 Sep 99	424.00	Sep 2002 – Sep 2009	56,603
	31 Mar 00	566.50	Mar 2003 – Mar 2010	1,509,615
	5 Jun 00	531.50	Jun 2003 – Jun 2010	432,426
	5 Jul 00	526.00	Jul 2003 – Jul 2010	932,938
Executive Share Option Plan 2000	8 Sep 00	535.00	Sep 2003 – Sep 2010	64,971
	15 Sep 00	548.00	Sep 2003 – Sep 2010	20,088
	2 Feb 01	623.00	Feb 2004 – Feb 2011	48,955
	30 Mar 01	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 01	563.00	Jun 2004 – Jun 2011	1,916,282
	5 Jul 01	527.00	Jul 2004 – Jul 2011	446,569
	6 Sep 01	479.50	Sep 2004 – Sep 2011	193,952
Savings Related Share Option Scheme (1990)	15 Jul 97	171.00	Aug 2002 – Feb 2003	2,181,112
	3 Jul 98	312.00	Sep 2003 – Feb 2004	1,271,830
	2 Jul 99	337.00	Sep 2002 – Feb 2003	917,996
	2 Jul 99	337.00	Sep 2004 – Feb 2005	1,906,476
1999 Savings Related Share Option Scheme	23 Jun 00	416.00	Sep 2003 – Feb 2004	471,512
	23 Jun 00	416.00	Sep 2005 – Feb 2006	690,385
	22 Jun 01	457.00	Sep 2004 – Feb 2005	651,584
	22 Jun 01	457.00	Sep 2006 – Feb 2007	1,565,350

Each of these options may be satisfied on exercise either by the issue of new shares or by the transfer of market-purchased shares. In respect of options granted to US employees, the exercise of options will be satisfied by the issue of new shares.

8.2 As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the following awards granted to National Grid Directors and certain employees of National Grid Group under the Share Matching Scheme (1996), which will be satisfied by the transfer of market-purchased shares, were outstanding:

Scheme	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Share Matching Scheme (1996)	23 Jun 97	100.00	Jun 2000 – Jun 2004	8,594
	30 Sep 97	100.00	Sep 2000 – Sep 2004	5,274
	16 Jun 98	100.00	Jun 2001 – Jun 2005	7,455
	11 Jun 99	100.00	Jan 2002 – Jun 2006	14,695
	26 Jun 00	100.00	Jan 2002 – Jun 2007	15,422
	8 Jun 01	100.00	Jun 2004 – Jun 2008	11,769
	25 Jun 01	100.00	Jun 2004 – Jun 2008	28,162

8.3 Options granted under the National Grid Share Plans have all been granted for no consideration.

8.4 As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the total number of National Grid Shares under option or the subject of awards under the National Grid Share Plans was 18,077,882. At the same date, 12,374,486 National Grid Shares were held by the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and 611,516 National Grid Shares were held by the National Grid 1996 Employee Benefit Trust.

8.5 The trustee of the QUEST has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any National Grid Shares held in the QUEST. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any National Grid Shares held in that Trust.

8.6 Where the trustees of the National Grid 1996 Employee Benefit Trust or the QUEST are responsible for satisfying awards under the National Grid Share Plans, they have the right to require National Grid to issue sufficient National Grid Shares to satisfy such awards. Such awards are regarded as options over unissued shares for the purposes of the table set out in section 8.1.

8.7 As at 12 June 2002 (the latest practicable date prior to the publication of this document), the following Lattice Director had the following awards outstanding under the Lattice Group Sharesave Scheme (granted for nil consideration).

Name	Outstanding Lattice Shares under option	Date of grant	Exercise price per Lattice Share (pence)	Exercise date From	To
John Wybrew	8,209	20 Dec 00	118	01 March 2004	31 August 2004

9. National Grid Share Plans

9.1 National Grid operates the following employee share incentive plans:

9.1.1 Deferred Compensation Plan ("Compensation Plan");

9.1.2 National Grid Executive Share Option Plan 2002 ("Executive Plan");

9.1.3 National Grid Employee Share Ownership Plan 2002 ("UK Plan") and the associated trust ("UK Trust");

9.1.4 National Grid Savings Related Share Option Plan 2002 ("Sharesave Plan");

9.1.5 National Grid Employee Stock Purchase Plan 2002 ("US Plan");

9.1.6 National Grid Share Matching Plan 2002 ("Matching Plan");

9.1.7 National Grid USA Incentive Thrift Plans I and II ("Thrift Plans");

9.1.8 National Grid 1996 Employee Benefit Trust ("Employee Trust"); and

9.1.9 National Grid Qualifying Employee Share Ownership Trust ("QUEST").

9.2 In addition, there are outstanding awards over National Grid Shares under the following plans:

9.2.1 Executive Share Option Scheme (1990);

9.2.2 Executive Share Option Plan 2000;

9.2.3 Savings Related Share Option Scheme (1990);

9.2.4 1999 Savings Related Share Option Scheme;

9.2.5 Profit Sharing Scheme (1990);

9.2.6 Share Matching Scheme (1996); and

9.2.7 Incentive Compensation Plan.

No further awards will be made under the schemes or plans referred to in this section 9.2.

9.3 Short summaries of the National Grid Share Plans are set out below:

9.3.1 Executive Share Option Scheme (1990)

The Executive Share Option Scheme (1990) consists of two parts one approved by the Inland Revenue and qualifying for beneficial tax treatment and the other an Unapproved Appendix which does not qualify for any specific beneficial tax treatment.

Under this scheme certain National Grid Directors and employees of National Grid Group hold options to purchase National Grid Shares. The options are normally exercisable between the third and tenth anniversaries of their date of grant at an exercise price of the greater of the nominal value or market value of National Grid Shares at the date of grant. The options lapse on an optionholder ceasing to be employed by National Grid Group save by reason of death, injury, disability, pregnancy, redundancy, retirement or their employer leaving National Grid Group in which case they become exercisable for one year.

9.3.2 Executive Share Option Plan 2000

This plan replaced the Executive Share Option Scheme (1990) in respect of options granted from September 2000. Certain National Grid Directors and employees of National Grid Group hold options to purchase National Grid Shares under this plan. The rules of this plan are substantially the same as the Executive Share Option Scheme (1990) and it again consists of two parts, Part A, approved by the Inland Revenue and Part B, the unapproved part.

9.3.3 Savings Related Share Option Scheme (1990)

This is an Inland Revenue approved savings-related share option scheme. Under this scheme outstanding options to purchase National Grid Shares are held by employees of National Grid Group with exercise prices of the greater of the nominal value or at least 80 per cent. of the market value of National Grid Shares at the date of grant. The options are normally exercisable within six months of the third or fifth anniversaries of the date of grant, being the tax free bonus dates under the approved savings contracts entered into by optionholders. However, the options lapse on an optionholder ceasing to be employed by National Grid Group save by reason of injury, disability, redundancy, retirement or their employer leaving National Grid Group in which case they become exercisable for six months, or death where they become exercisable for one year. The options also become exercisable for six months if an optionholder ceases to be employed for any other reason at least three years after the date of grant of the option.

9.3.4 1999 Savings Related Share Option Scheme

The 1999 Savings Related Share Option Scheme replaced the Savings Related Share Option Scheme (1990) in respect of options granted from June 2000.

Under this scheme options to purchase National Grid Shares are held by National Grid Directors and employees of National Grid Group. The rules of this scheme are substantially the same as the Savings Related Share Option Scheme (1990) except that options are not exercisable where an optionholder ceases to be employed by National Grid Group by reason of misconduct.

9.3.5 Profit Sharing Scheme (1990)

The Profit Sharing Scheme (1990) permitted the award to UK employees of National Grid Group of free National Grid Shares. Under its rules, National Grid Shares awarded are held on the participants' behalf for a minimum of two years. If shares are held in trust for the maximum period of three years, no tax is payable on release of the National Grid Shares from trust. The final award of free shares under the Profit Sharing Scheme (1990) was made in January 2001.

9.3.6 Share Matching Scheme (1996)

Under the Share Matching Scheme (1996), the Remuneration Committee required certain National Grid Directors (and permitted certain other executives) to invest a proportion of their annual bonus in National Grid Shares. In return for making such investment, the participant received a matching option which permitted him to acquire, for a nominal sum, such number of shares as had a value equal to the pre-tax value of the bonus used to purchase the investment shares. The matching options can generally only be exercised if the participant remains employed for at least three years (although awards granted before 17 January 2001 became exercisable on 25 January 2002 on the National Grid Scheme being sanctioned by the Court) and to the extent that he retains the investment shares until the matching option is exercised. In limited circumstances, a participant may be permitted to retain his option following cessation of employment.

Awards granted under the Share Matching Scheme (1996) can only be satisfied through market-purchased shares; no new shares may be issued.

On an ex-gratia basis, the Remuneration Committee has tended to award a payment to participants equal to the dividends which would have been earned on those shares subject to the matching options.

9.3.7 Incentive Compensation Plan

Executives of National Grid USA received an integrated annual bonus comprising both a cash and share element. The share element involved participants receiving market-purchased National Grid ADSs, except to the extent that the bonus is deferred under the Compensation Plan. The National Grid ADSs are generally vested immediately although participants may be prohibited from selling National Grid ADSs for a period.

9.3.8 Compensation Plan

In keeping with normal remuneration practice in the US, National Grid USA permits certain management employees to defer a proportion of their net income through a tax deferred plan. Such deferred income is credited with earnings/losses based upon a proxy investment option selected among several available, including a National Grid ADS tracking option.

9.3.9 Executive Plan

(a) General

The Executive Plan is divided into three parts, one of which is approved by the Inland Revenue and qualifies for beneficial tax treatment in the UK, one of which qualifies for beneficial tax treatment in the US and the final part which does not qualify for any specific beneficial tax treatment. The three parts are identical in all material respects unless indicated to the contrary in this summary.

(b) Eligibility

Employees (including National Grid Directors) of National Grid Group are eligible to participate in the Executive Plan.

(c) Limit on individual participation

The rules limit the value of National Grid Shares which can be placed under option to an individual participant in any twelve month period to three times his base salary except where the Remuneration Committee concludes in exceptional circumstances that it is necessary to exceed this limit.

Under the Inland Revenue-approved part of the Executive Plan or any other approved executive share option plan established by National Grid Group, the aggregate market value at the date of grant of National Grid Shares under option to an individual shall not exceed £30,000.

(d) Exercise price

The exercise price per National Grid Share payable on the exercise of an option is the higher of the nominal value and market value of a National Grid Share at grant.

(e) Exercise of options

An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions.

Current performance conditions are that an option may not be exercised unless National Grid's total shareholder return over a period of at least three years, beginning with the financial year in which the option is granted, is at least median as compared with a group of approximately twenty UK and US energy utilities.

For the first tranche, options over shares worth up to an individual's base salary will become exercisable in full if National Grid's total shareholder return is at least median. If the shares are worth more than the individual's base salary, the rest will be exercisable on a sliding scale, becoming fully exercisable if National Grid's total shareholder return is in the upper quartile of the group of comparable utilities. In addition, for options to become exercisable, the Remuneration Committee must be satisfied that there has been a sustained improvement in underlying financial performance over the relevant period.

If the performance condition is not satisfied after the first three years, it will be re-measured on the fourth, and if necessary, the fifth anniversary of the date of grant.

Options normally lapse on cessation of employment. However, exercise is permitted for a limited period:

(i) following cessation of employment for reasons of death, injury, disability, pregnancy, redundancy or the employee's business unit ceasing to be part of National Grid Group, or otherwise at the Remuneration Committee's discretion; and

(ii) on a reconstruction, take-over or winding-up of National Grid provided that it is not part of a reorganisation.

(f) US schedule

This part of the Executive Plan will permit US incentive stock options to be granted. These have certain tax advantages for participants and may be granted over such number of National Grid Shares and/or National Grid ADSs as will become exercisable in any calendar year, having a value (as of the time of grant) of no more than $100,000 per participant. The rules of this part are substantially the same as explained above for the other parts of the Executive Plan subject to minor alterations to take account of US law.

The number of National Grid Shares which may be acquired on the vesting of awards granted under the US schedule to the Executive Plan may not exceed 200,000,000. This limit is required by US tax legislation. In practice, fewer shares are likely to be used as the general limits set out in section 9.4(a) below will also apply.

9.3.10 UK Plan and UK Trust

(a) General

The UK Plan is an Inland Revenue approved share incentive plan and the UK Trust is the UK resident employee benefit trust used in conjunction with it. No awards have, as yet, been made under the UK Plan.

(b) Operation

The UK Plan consists of three elements:

(i) "Free Shares" which may be allocated to an employee by National Grid. The market value of Free Shares allocated to any employee in any tax year may not exceed £3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the

basis of salary, length of service or hours worked, or on the basis of performance, as permitted by the relevant legislation.

(ii) "Partnership Shares" which an employee may purchase out of his pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed £1,500 (or 10 per cent. of the employee's remuneration, if lower), or such other limit as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee's salary and will be held on the employee's behalf for up to twelve months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of National Grid Shares at the start or end of the accumulation period, whichever is the lower.

(iii) "Matching Shares" which may be allocated to an employee who purchases Partnership Shares. Matching Shares are additional Free Shares. National Grid may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the relevant legislation. There is no minimum ratio of Matching Shares which National Grid must provide following a purchase of Partnership Shares. The same ratio or ratios will apply to all employees who purchase Partnership Shares under the UK Plan at a given time.

(c) Eligibility

Employees (including National Grid Directors) of National Grid Group who are resident in the UK and who have been employed for up to approximately eighteen months may be allocated Free Shares or Matching Shares or invited to purchase Partnership Shares under the UK Plan.

(d) Retention of shares

The trustee of the UK Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the UK Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the UK Trust for a period of at least three to five years after the initial allocation.

The board may stipulate at the time of award that an employee who ceases to be employed by National Grid Group within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by National Grid Group at any time after acquiring Partnership Shares, he will be required to withdraw the shares from the UK Trust.

(e) Dividends on shares held by the trustee of the UK Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the UK Trust. Any dividends on shares held by the trustee of the UK Trust may be used to acquire additional shares for employees or may be distributed to employees.

(f) Unapproved Appendix

If the statutory limits referred to above are reduced at any time, the board shall have the power to adopt an unapproved top-up arrangement to maintain the higher limits referred to in this section 9.3.10.

9.3.11 Sharesave Plan

(a) General

The Sharesave Plan is an Inland Revenue approved savings-related share option scheme.

(b) Eligibility

Employees (including National Grid Directors) of National Grid Group who are resident in the UK are eligible to participate.

(c) Grant of options

Options may only be granted to employees who enter into Inland Revenue-approved savings contracts under which monthly savings are made over a period of three or five years.

The number of National Grid Shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

(d) Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory maximum (currently £250 per month). If this limit is reduced, the board has the power to adopt an unapproved top-up arrangement to maintain this higher limit.

(e) Acquisition price

The price per National Grid Share payable upon the exercise of options will not be less than the higher of the nominal value or 80 per cent. of the market value of a National Grid Share at grant.

(f) Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 65 or contractual retirement age, if different, or where the optionholder's employer ceases to be within National Grid Group. Options will otherwise lapse on cessation of employment, although they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of National Grid other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a National Grid Group company.

9.3.12 US Plan

(a) General

The US Plan has been designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. The US Plan enables US employees (including National Grid Directors) to receive awards over National Grid Shares or National Grid ADSs on an all-employee basis. No awards have, as yet, been made under the US Plan.

(b) Eligibility

US-based employees of National Grid Group are eligible to participate in the US Plan. Participation can be restricted to employees who have completed a qualifying period of service within the limits set by the relevant US legislation.

Individuals may not be granted awards under the US Plan if they own shares possessing 5 per cent. or more of the voting power or value of National Grid.

(c) Grant of awards

Awards may be granted over a number of National Grid Shares which will be determined by the amount employees have saved by the end of a specified savings period, subject to a maximum number of shares to be specified in the award. At the end of that savings period, the awards will become exercisable. Any surplus savings will be automatically carried over into the next savings period.

(d) Savings

An eligible employee who applies for an award under the US Plan must agree to savings being deducted from his after-tax pay. Total deductions in any calendar year may not accrue at a rate which exceeds such amount (up to $25,000) as the Board may resolve.

(e) Purchase price

The price payable for each share shall be a price determined by the Board, provided that it shall be not less than the lower of 85 per cent. of the market value of a National Grid Share on the date of grant and the date of purchase.

(f) Limits

The number of shares which may be acquired on the vesting of awards granted under the US Plan may not exceed 200,000,000. US tax legislation requires that the US Plan specify a maximum number of shares over which

options may be granted during the term of the US Plan. In practice, fewer shares are likely to be used as the general limits set out in section 9.4(a) below will also apply.

(g) Purchase of shares

Shares subject to an award under the US Plan may normally only be purchased at the end of the savings period specified in the US Plan's rules, provided that the optionholder is still in the employment of National Grid Group. Shares cannot be purchased pursuant to an award later than the earlier of five years after it was granted and any other time determined by the board at the date of grant. Special provisions allow for early purchase in the case of certain compassionate leavers and in the event of a take-over of National Grid other than in the case of an internal reorganisation.

9.3.13 Matching Plan

(a) Eligibility

Employees (including National Grid Directors) of National Grid Group who are not within one year of reaching age 65 or their contractual retirement age (if earlier) at the time the annual bonus is due to be paid, are eligible to participate at the discretion of the Remuneration Committee; those who are between twelve and twenty-four months from their normal retirement age may be allowed to participate but with a matching award at only one-half of the level applicable to all other participants.

(b) Grant of matching awards

If invited to do so by the Remuneration Committee, an eligible executive may invest all (or such lower proportion as the Remuneration Committee may decide) of his performance-tested cash annual bonus (net of tax and any other deductions). At present, the Remuneration Committee only permit up to one-third of a participant's bonus to be invested in this way. As soon as practical thereafter, National Grid will then procure the grant of a matching award over matching shares equal in value to the amount of annual bonus invested (prior to tax and any other deductions).

A matching award consists of the right to purchase National Grid Shares for a nominal or no payment.

(c) Exercise of awards

A matching award will normally be exercisable on or after the third anniversary of its grant and to the extent that the shares purchased with the associated annual bonus have been retained up to that date by the participant and the participant is still employed by National Grid Group (or was so employed at his actual retirement date). On exercise, a participant will receive a cash payment broadly equal to the value of accrued dividends on the shares representing the matching award.

A matching award may be exercisable early for a limited period on an amalgamation, take-over or winding up of National Grid (not being an internal reorganisation). If the participant ceases employment with National Grid Group, he will not be able to exercise the matching award at all, unless the Remuneration Committee otherwise determines.

A matching award cannot be exercised later than the tenth anniversary of its date of grant in any circumstances.

(d) US schedule

A separate schedule to the Matching Plan allows US executives to participate on a similar basis.

The key differences are that US participants automatically receive a proportion of their annual bonus in National Grid Shares or National Grid ADSs (there is no requirement to invest part of their bonus to receive a matching award) and, at the discretion of the Remuneration Committee, a shorter (or no) vesting period may be set.

9.3.14 Thrift Plans

These are tax sponsored 401(k) plans for US based employees. There is one plan for the union workforce and another for the non-union workforce. Broadly, subject to statutory limits, substantially all employees may make a cash contribution under the applicable plan and receive a matching contribution from National Grid USA. Certain management participants earning more than the statutory limit are entitled to "top-up" their entitlement via the Compensation Plan. Any matching contributions are invested in National Grid ADSs. In addition, participants may choose to invest their contributions in National Grid ADSs (as well as a number of other investment choices).

(a) Eligibility

All employees (including National Grid Directors) of National Grid USA and other nominated companies are generally eligible to participate, subject to meeting pre-determined service requirements before being eligible to receive company matching contributions.

(b) Savings

Participants may contribute a proportion of their income into the plans, subject to certain legal limits, and direct how this is invested among various investment options. One investment choice is National Grid ADSs.

(c) Company contributions

Participating companies will make matching contributions under the Thrift Plans which, will be invested in National Grid ADSs, although the rules have flexibility to permit other investment options.

(d) Release of investments

The plans are long-term savings plans and are designed to provide benefits to participants on or towards retirement. However, the plans, following the applicable statutory rules, allow funds to be withdrawn early in a number of, broadly, compassionate situations.

9.3.15 Employee Trust

The Employee Trust is constituted by a trust deed made between National Grid and an offshore, independent professional trustee.

The Employee Trust can be used to benefit employees and former employees of National Grid and certain of their dependents. The Employee Trust has the power to acquire National Grid Shares and these can be used for the purposes of the National Grid Share Plans. National Grid may fund the Employee Trust by loan or gift to acquire National Grid Shares either by market purchase or by subscription.

The Employee Trust will not, without shareholder approval, make an acquisition of shares if, as a result of that acquisition, it together with National Grid's other trusts (but excluding shares allocated to participants), would hold more than 5 per cent. of National Grid's share capital.

The trustees of the Employee Trust waive all dividends on any National Grid Shares held in trust unless directed otherwise by National Grid.

National Grid has authority to establish a replacement trust to benefit employees and former employees of National Grid Group should the need arise.

9.3.16 QUEST

This is an Inland Revenue approved qualifying employee share ownership trust. The principal terms are similar to the Employee Trust except that certain additional restrictions apply to meet the statutory requirements set out in Schedule 5 to the Finance Act 1989. The trustee is a wholly-owned subsidiary of National Grid and it operates in conjunction with the Sharesave Plan.

National Grid has authority to establish a replacement trust to benefit employees and former employees of National Grid Group should the need arise.

9.4 Features common to certain National Grid Share Plans

The following features are common to those National Grid Share Plans summarised in sections 9.3.9 to 9.3.14 above (inclusive):

(a) Limits on the issue of shares under the National Grid Share Plans

Each of the National Grid Share Plans may operate over new issue shares or shares purchased in the market. The number of shares which may be issued under the National Grid Share Plans in any year is limited to:

(i) 10 per cent. of National Grid's ordinary issued share capital in respect of options granted in the ten calendar years ending with that year under the National Grid Share Plans or any other employee share plan adopted by National Grid or any subsidiary; and

(ii) 5 per cent. of National Grid's ordinary issued share capital in respect of options granted in the ten calendar years ending with that year under the Executive Plan, the Matching Plan or any other executive share plan adopted by National Grid or any subsidiary.

(b) Variation of capital

Other than for the UK Plan and the Thrift Plans, in the event of any increase or variation of share capital, or (except in the case of Inland Revenue approved options) of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Remuneration Committee may make appropriate adjustments to awards.

(c) Alterations to the National Grid Share Plans

The Remuneration Committee may at any time alter or add to the National Grid Share Plans in any respect, provided that the prior approval of shareholders is obtained for certain alterations or additions to the advantage of participants. The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the National Grid Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in National Grid Group.

(d) Non-transferability of awards/options

Awards/options are not transferable other than to the participant's personal representative in the event of his/her death.

(e) Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the principle is that this should not accelerate the vesting of any awards or options granted under the National Grid Share Plans. Instead, options/awards would be replaced by new options/awards over shares in the new holding company or, if the participants did not agree to such an exchange, lapse.

(f) Pensionability

No benefits received under the National Grid Share Plans will be pensionable except that:

(i) a decision by an employee to invest his or her own normal salary in buying Partnership Shares under the UK Plan will not reduce pension benefits provided by National Grid except to the extent required by law;

(ii) US participants in the US Schedule to the Matching Plan, in accordance with local practice, determine their entitlement to pensions by reference to salary plus bonuses (and include the value of any shares awarded in calculating this amount).

9.5 Effect of the Merger on the National Grid Share Plans

The Merger will have no effect on the National Grid Share Plans since there is no change of control of National Grid.

10. Summary of the proposed National Grid Transco Performance Share Plan 2002 (the "2002 Share Plan")

10.1 Eligibility

Employees (including executive directors) of National Grid Transco and its subsidiaries, including joint venture companies, will be eligible to participate in the 2002 Share Plan at the discretion of the remuneration committee of National Grid Transco as constituted following completion of the Merger (the "Remuneration Committee").

10.2 Awards under the Plan

An award consists of the right to receive, in due course, a transfer or subscription of National Grid Transco Shares for either a nil or nominal cost and otherwise on the terms described in this summary. No payment will be required for the grant of an award. Awards are not transferable other than to the personal representatives of a deceased participant. They may only be granted during the six weeks following completion of the Merger or an announcement of results, or if the Remuneration Committee considers there are exceptional circumstances.

No awards will be made later than the tenth anniversary of the approval of the 2002 Share Plan by shareholders and the Remuneration Committee will review its operation after no more than five years.

10.3 Source of National Grid Transco Shares

Any group company may provide money to a third party for the acquisition of National Grid Transco Shares (by purchase or subscription) to be held for the purposes of the 2002 Share Plan, enter into any guarantee or indemnity for those purposes, or meet their reasonable expenses, to the extent permitted by law. It is probable that the trustee of the 1996 Employee Benefit Trust will be the third party concerned.

10.4 Performance measurement

The extent to which awards will vest will be subject to a performance condition. The Remuneration Committee will have discretion on each occasion to set the condition, and, while there is no current intention to make awards, National Grid does not currently envisage circumstances where less demanding criteria will apply than requiring National Grid Transco's total shareholder return over a single three year period to be at least at the median of an appropriate comparator group for any part of the award to vest and at least at the upper quartile for it to vest fully.

10.5 Vesting of awards

An award may not normally vest earlier than three years after it was made and shares will not normally be released until the expiry of an additional year's retention period (i.e. four years in total). Notwithstanding any other rule, if awards are structured as options, they will remain exercisable until three months following the later of their becoming exercisable and the participant being free to deal in National Grid Transco's Shares.

10.6 Special circumstances

If a participant ceases employment an award will normally lapse unless the cessation is as a result of death, injury, disability, pregnancy, redundancy, the participant's business unit ceasing to be part of the Merged Group, retirement or otherwise at the Remuneration Committee's discretion in which case the awards will vest on the same basis as for a takeover.

Provisions exist for the early vesting of an award in the event of a takeover, reconstruction or winding-up of National Grid Transco (other than an internal reorganisation or, at the discretion of the Remuneration Committee, a merger), subject to the performance condition(s), and pro-rated by reference to time elapsed with the Remuneration Committee determining the extent to which the condition(s) have been satisfied if the performance period has not by then ended.

In the event of both leaver situations and a takeover, reconstruction or winding-up of National Grid Transco, the Remuneration Committee has a general discretion to determine a more appropriate method for dealing with awards and, in addition, has discretion to similarly vest awards in the event of a demerger or other event which has a significant impact on National Grid Transco's share price.

10.7 Adjustment of Awards

In the event of any increase or variation of the share capital of National Grid Transco, or the payment of a capital dividend or a like event affecting National Grid Transco, the Remuneration Committee may make such adjustments as it considers appropriate to the number of National Grid Transco Shares the subject of the award.

10.8 Pensionability

No benefits received under the 2002 Share Plan will be pensionable.

10.9 Limits on participation

The total number of National Grid Transco Shares over which awards may be made to any one participant during any financial year of National Grid Transco may not exceed the number whose value is 125 per cent. of his base salary.

The following provisions limit the number of National Grid Transco Shares which can be issued for the purposes of the 2002 Share Plan and are designed to correspond with the limits in the National Grid Executive Share Option Plan 2002.

The number of National Grid Transco Shares for which rights to subscribe may be granted under the 2002 Share Plan, or which may be issued to a third party (other than on exercise of a right to subscribe) to be used for 2002 Share Plan awards, may not exceed 10 per cent. of National Grid Transco's issued ordinary share capital over any ten year period, when added to shares issued or remaining issuable under options granted in that period, or issued otherwise than on option exercise, under any other employees' share scheme established by National Grid

Transco or any associated company. Awards pursuant to an executive share plan may not exceed 5 per cent. of National Grid Transco's issued share capital (similarly calculated) over the same period.

10.10 Alterations to the 2002 Share Plan

The Remuneration Committee may alter any of the provisions of the 2002 Share Plan, or the terms of any award granted under it, in any respect except that no alteration or addition to the following rules of the 2002 Share Plan to the advantage of participants shall be made without the prior approval of National Grid Transco in general meeting:

(a) the persons eligible to participate and the basis on which their entitlement is determined; or

(b) the terms on which a participant is able to exercise an award; or

(c) the limits on participation described above; or

(d) the rights attaching to National Grid Transco Shares issued under the 2002 Share Plan (if any); or

(e) the terms concerning adjustment of awards in the event of an increase or variation of share capital, capital dividend or like event,

but for the avoidance of doubt the above does not prevent the Remuneration Committee from adjusting performance conditions attaching to existing awards to reflect intervening events. Such ability will not be used to make such conditions less demanding than the conditions were intended to be.

10.11 General

The National Grid Transco Directors reserve the right to establish schedules to the 2002 Share Plan or other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK provided that any shares made available under such schedules or plans will be treated as counting against the relevant individual or overall dilution limits of the 2002 Share Plan.

The National Grid Directors reserve the right to amend the draft rules of the 2002 Share Plan up to and including the date of the National Grid EGM provided that they do not materially conflict with the foregoing summary. The resolution to adopt the 2002 Share Plan permits National Grid Transco Directors to vote and be counted in the quorum on any matter connected with the 2002 Share Plan, notwithstanding that they might have an interest in the 2002 Share Plan, and relaxes any prohibition on voting by interested directors contained in the National Grid Transco Articles.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. Further, prior to making any awards under the 2002 Share Plan, the Remuneration Committee will consult with the Association of British Insurers and National Grid Transco's principal shareholders regarding the detailed terms of initial awards.

11. Lattice Share Schemes

11.1 The following Lattice Share Schemes will continue to be operated after the Merger although, except as stated in the summaries below, no new options or awards will be made under them:

11.1.1 the Lattice Group Sharesave Scheme (the "Lattice Sharesave Scheme");

11.1.2 the Lattice Group Long Term Incentive Scheme (the "Lattice LTIS");

11.1.3 the Lattice Group Short Term Incentive Scheme (the "Lattice STIS");

11.1.4 the Lattice Group All Employee Share Ownership Plan (the "Lattice AESOP");

11.1.5 the BG Group Employee Profit Sharing Scheme (the "BG Profit Sharing Scheme");

11.1.6 the SST (UK) Limited Executive Share Option Scheme (the "SST Scheme");

11.1.7 the FPL Telecom Limited Telecommunications Incentive Scheme (the "186k Scheme");

11.1.8 the Lattice Group Employees Share Trust (the "Lattice EST");

11.1.9 the Lattice Group Employee Share Ownership Trust (the "Lattice ESOT"); and

11.1.10 a conditional share award made to Colin Matthews dated 12 December 2000 (the "Colin Matthews Award").

11.2.1 Lattice Group Sharesave Scheme

As a result of the Merger, participants in the Lattice Group Sharesave Scheme may elect to exercise their options or exchange their options over Lattice Shares for equivalent options over National Grid Transco Shares. To the extent options are exercised, the Lattice Shares they acquire will immediately be transferred to National Grid Transco in return for the issue of National Grid Transco Shares. Those new options will be governed by the rules of the Lattice Group Sharesave Scheme.

The rules of the Lattice Group Sharesave Scheme are substantially the same as the rules of the National Grid Sharesave Plan except that:

(a) early exercise of options before they are three years old is permitted on retirement at age 60 rather than 65;

(b) options which are more than three years old may be exercised on leaving employment by reason of retirement at age 55 or older or by reason of pregnancy in addition to the reasons which apply to options which are less than three years old;

(c) options will be exercisable in the event of an internal reorganisation which takes the form of a take-over or winding-up.

11.2.2 Lattice LTIS

The terms of the Lattice LTIS provide that the Lattice Shares subject to the Lattice LTIS awards will be transferred to participants to the extent that the performance conditions imposed on those awards have been achieved prior to the Merger becoming effective. Subject to the following paragraphs, all participants will be offered the opportunity (instead of receiving Lattice Shares in accordance with the previous sentence) to exchange their awards for awards over National Grid Transco Shares. The terms of this offer have not yet been finalised, but this exchange offer will be on the same terms as under the Lattice Scheme and awards will otherwise continue on their existing terms subject to any variations which the remuneration committee may decide are appropriate for any group of participants (such as in relation to performance criteria or retention periods). For participants who do not accept the exchange offer, their awards will vest as referred to above and in that event their interest in the Lattice LTIS comes to an end.

The three participants who are due to become executive directors of National Grid Transco, namely John Wybrew, Steve Lucas and Colin Matthews, have agreed to the following arrangements in relation to their Lattice LTIS awards.

Lattice Shares would have been transferred to John Wybrew and Steve Lucas under their 1999 awards as a result of the Merger. They have agreed to forgo the right to have these Lattice Shares transferred to them and instead the Lattice Shares will be substituted by National Grid Transco Shares and made subject to nil-cost options which will not normally be exercisable until October 2003, being the time when the Lattice Shares subject to the original 1999 awards would have been transferred to the participants if the Merger had not taken place. The participants may benefit from a dividend reinvestment programme on the Lattice Shares subject to the option in the same way they might have if the original awards had continued. The 1999 awards are awards originally made in respect of BG ordinary shares which were reconstituted into allocations over Lattice Shares on Demerger.

Lattice Shares would also have been received by John Wybrew and Steve Lucas under their 2000 and/or 2001 Lattice LTIS awards and by Colin Matthews under his 2001 Lattice LTIS award as a result of the Merger. They have agreed to forgo the right to have the Lattice Shares transferred to them and instead these awards will continue on their original terms following the Merger except that: (i) the performance targets following the Merger will be a measure of the total shareholder return ("TSR") of National Grid Transco rather than of Lattice; and (ii) unless the remuneration committee of National Grid Transco decides otherwise, participants who leave employment for any reason will be entitled to the Lattice Shares under their awards, subject to the achievement of the performance targets measured at that time. The TSR will be measured against the same comparator group of companies as is currently used for the Lattice LTIS. Subject to the achievement of the performance conditions and continued employment, the participants will receive National Grid Transco Shares under the revised awards in November 2004 and November 2005 respectively.

Details of the National Grid Transco Shares held under the Lattice LTIS immediately following completion of the Merger are set out in the table in section 7.2 of this Part IX.

11.2.3 Lattice STIS

This Lattice STIS is an annual bonus scheme under which participants usually receive payments in Lattice Shares. It is intended that awards which pay out under the Lattice LTIS following the Merger becoming effective will be satisfied with either cash or National Grid Transco Shares.

Performance targets for the annual accounting period of Lattice are set by the Lattice Directors and are usually based on the achievement of profit, cash flow and operating expenditure. Targets relating to health and safety and public standards of service are also included to reflect the importance placed on such areas by Lattice Group. The performance targets applying to awards subsisting at the time of the Merger may be adjusted by the remuneration committee of National Grid Transco to reflect the impact of the Merger. The remuneration committee of National Grid Transco will consider the level of achievement of key performance targets at the end of the annual accounting period of National Grid Transco. Participants may earn a bonus of up to a value equivalent to 50 per cent of their base pay depending on their grade.

11.2.4 Lattice AESOP

The Lattice Shares held by the Lattice AESOP trustees on behalf of participants will be substituted for New National Grid Transco Shares on the same terms as under the Lattice AESOP and awards will otherwise continue on their existing terms after the Merger becomes effective. The terms of the Lattice AESOP are substantially the same as those of the National Grid UK Plan and UK Trust. Awards of Free Shares and Partnership Shares have been made under the Lattice AESOP. Further awards under the Lattice AESOP may be made after completion of the Merger but over National Grid Transco Shares.

The principal terms of the Lattice AESOP and accompanying trust are identical in all material respects to the UK Plan and UK Trust summarised at sections 9.3.10 and 9.4 above except that:

(a) the rules currently provide for awards to be made over Lattice Shares. Before any new awards are made post merger, the Rules will be amended to permit such awards to be made over National Grid Transco Shares;

(b) only employees of Lattice and its subsidiaries will be eligible to participate. Employees of other National Grid Transco group companies will not be so eligible; and

(c) the rules do not reserve to the board the power to establish an unapproved top-up arrangement as explained in section 9.3.10(f) of this Part.

If the Lattice AESOP is operated following the Merger, the limits on dilution summarised in section 9.4(a) above will be introduced so that it is consistent in this respect with the UK Plan.

The trust used in connection with the Lattice AESOP is a UK resident trust, the trustee of which is a subsidiary of Lattice.

11.2.5 BG Profit Sharing Scheme

The Lattice Shares held by the BG Profit Sharing Scheme trustees on behalf of participants will be substituted for New National Grid Transco Shares on the same terms as under the BG Profit Sharing Scheme and awards will otherwise continue on their existing terms after the Merger becomes effective. The terms of the BG Profit Sharing Scheme are substantially the same as those of the National Grid Profit Sharing Scheme (1990).

11.2.6 SST Scheme

Options have been granted over non-voting C ordinary shares in SST under the SST Scheme to most employees of SST and its subsidiaries (the "SST Group").

(a) Exercise Price

The exercise price for options granted in the period between 18 and 31 December 2000 is £1.61 and, for all other options, it is the fair value of a share on the date of grant determined by the remuneration committee of SST multiplied by a factor of 161 divided by 100 (rounded down to the nearest 1 pence).

(b) Exercise of Options

An option may be exercised to the extent that the option is vested according to a vesting schedule. The options may be exercisable in full for a limited period if any new person obtains direct or indirect control of SST or if there is an amalgamation or winding-up of SST or if the business of SST is sold. In such circumstances, the board

of directors of SST may require optionholders to exchange their options for equivalent options which will also be governed by the SST Scheme.

If an option holder ceases to be employed within the SST Group (other than for cause) he may exercise his options within 90 days to the extent the options have vested. Otherwise his options will lapse on cessation of employment unless the remuneration committee of SST decides otherwise.

(c) General

In the event of a variation in the share capital of SST options may be adjusted in such manner as the remuneration committee of SST decides, subject to auditors' approval.

The remuneration committee of SST may make such amendments to the SST Scheme and options granted under it as it thinks fit.

Any shares issued under the SST Scheme will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a record date prior to the date of exercise.

The options are not transferable, assignable or chargeable.

Benefits under the SST Scheme are not pensionable.

11.2.7 186k Scheme

Awards of notional shares ("Units") in 186k have been made to certain of the executive directors of Lattice and selected employees of 186k. On redemption of the Units, the participants receive cash representing the difference between the base price of the Units and the last available valuation of 186k, less deductions for tax and employee national insurance.

Units may normally be redeemed on the fifth anniversary of the date of award, following which, participants must redeem them within a further five years, or the Units will lapse. Units become redeemable earlier in the event a participant ceases to be employed due to death, injury, disability, redundancy or retirement or any other reason at the discretion of the remuneration committee of Lattice. In other cases of cessation of employment all Units will be forfeited. Units are also redeemable early if the shares of 186k are listed on a stock exchange or if there is a successful completion of a take-over offer for 186k or Lattice or there is a reconstruction or amalgamation of 186k (other than as part of an internal reorganisation) or if there is a sale of the business of 186k or a winding-up of 186k.

11.2.8 Lattice EST

The Lattice EST is constituted by a trust deed made between Lattice and an offshore, independent professional trustee.

The Lattice EST can be used to provide benefits to employees and former employees of Lattice and its subsidiaries and certain of their dependents. The Lattice EST has the power to acquire Lattice Shares by subscription or purchase. The Lattice EST has been operated in conjunction with the Lattice LTIS and the Colin Matthews Award. The trustee of the Lattice EST is required to consult with a liaison committee as regards making awards under the Lattice LTIS. The liaison committee currently comprises of three employees of Lattice.

The trustees of the Lattice EST will not, without prior shareholder approval, acquire any Lattice Shares if, as a result of that acquisition, it could cause the aggregate number of Lattice Shares held by the Lattice EST and the trustees of any other employees' share scheme or trust (but excluding shares held by the trustee of a profit sharing scheme) to exceed 5 per cent. of the issued ordinary share capital of Lattice.

The trustees of the Lattice EST waive all dividends on any Lattice Shares held in trust unless Lattice decides to pay such dividends.

11.2.9 Lattice ESOT

The Lattice ESOT is constituted by a trust deed made between Lattice and an onshore trustee company which is a subsidiary of Lattice.

The Lattice ESOT can be used to provide benefits to certain employees and former employees of Lattice and its subsidiaries and certain of their dependents. The Lattice ESOT has the power to acquire Lattice Shares by subscription or purchase. The Lattice ESOT has been used to provide Lattice Shares under the Lattice STIS. The Lattice ESOT cannot hold, without prior shareholder approval, more than 5 per cent. of the issued Lattice Shares

when aggregated with the number of Lattice Shares which are held at that time by the trustee of any Qualifying Employee Share Ownership Trust established by Lattice (but excluding any Lattice shares which a beneficiary has an absolute right to receive).

The trustee of the Lattice ESOT waives all dividends on any shares held in trust except where the terms of a Lattice share scheme provides otherwise.

11.2.10 Colin Matthews

Colin Matthews holds a conditional award of Lattice Shares which provides that all the Lattice Shares subject to his award would be transferred to him as a result of the Merger. However, Colin Matthews has agreed to forgo the right to have the Lattice Shares transferred to him and his award will continue until the time when it would normally vest (1 November 2003). If he leaves employment before that date for reasons other than gross misconduct, his award will vest immediately.

12. Information relating to the National Grid and Lattice pension schemes

12.1 National Grid

Substantially all of National Grid Group's UK employees are members of the Electricity Supply Pension Scheme (the "ESPS"), a defined benefit funded scheme. The assets of the ESPS are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is National Grid Group's section. The latest full actuarial valuation of National Grid Group's section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5 per cent. on investments held in respect of members before they reach retirement and 3.5 per cent. on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3 per cent.; that the real annual increase in salary would average 1.0 per cent.; and that pensions would increase at a real annual rate of 0.2 per cent. The total market value of the assets relating to National Grid Group's section of the ESPS at 31 March 2001 was £1,336.3 million and the actuarial value of the assets represented approximately 118.3 per cent. of the actuarial value of the benefits that had accrued to members on a past service basis. The agreed contribution rate for the forthcoming year is 6 per cent.

Substantially all of National Grid Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of Niagara Mohawk) and at 1 April 2001 for the remainder of the US plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7 per cent. for Niagara Mohawk schemes and 4.7 per cent. for other US plans, that real annual increases in salary would average 0.25 per cent. for Niagara Mohawk plans; 0.5 per cent. for other US plans; that inflation would average 3.0 per cent for Niagara Mohawk plans and 4.0 per cent. for other US plans; and that nominal increases in pensions would be nil. The market value of the assets relating to National Grid Group's US defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total $2.126 million and the actuarial value of the assets represented 91 per cent. of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the US plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6 million (2001: £18.9 million, 2000: £10.4 million) represents the regular pension cost of £18.5 million (2001: £21.2 million; 2000: £13.0 million) plus a variation from regular pension cost totalling £3.1 million (2001: £2.3 million (net credit); 2000: £2.6 million (net credit)), which includes a credit of £1.5 million; (2001: £1.5 million; 2000: £1.5 million) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1 million (2001: £15.7 million; 2000: £3.5 million) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6 million (2001: £28.2 million).

12.2 Lattice

The majority of employees of Lattice Group participate in the Lattice Group Pension Scheme (the "Pension Scheme"). Lattice is the principal employer of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes.

The Pension Scheme has two sections: the defined contribution section and the defined benefit section. The defined contribution section provides for employees and employers to make contributions, with the pension based on accumulated funds. This section was introduced with effect from 1 April 2002 and is available to new recruits from that date. The defined benefit section is a "final salary" type arrangement and is generally only available to employees who were in the Pension Scheme prior to 1 April 2002.

As at 31 March 2002, the Pension Scheme had approximately 15,400 active members, 29,500 deferred pensioners and 76,100 pensioners. The Pension Scheme is administered by its trustees which include representatives from the management, the employees and the pensioners. The majority of the assets of the Pension Scheme are managed by Aerion Fund Management Limited which is regulated by the Financial Services Authority and is wholly-owned by the Pension Scheme. The most recent actuarial valuation of the Pension Scheme was carried out by Watson Wyatt Partners, Consulting Actuaries, as at 31 March 2001. The assumptions used are as stated in note 27 to the financial statements in Part V of this document.

Excluding the assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001 (following the Demerger) the actuarial valuation showed that the aggregate market value of the Pension Scheme's assets was £11,963 million. The value of those assets was 104 per cent. of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the valuation showed that based on the long-term financial assumptions the contribution rate required to meet future benefits accrual is 26.6 per cent. of pensionable earnings (23.6 per cent. employers and 3 per cent. employees) though employers' contributions could be maintained at the level of 3 per cent. until March 2004. Employer's contributions were however increased from 3 per cent. to 8.5 per cent. with effect from 1 January 2002. Based on the assumption used for the valuation these contributions could be paid until 30 September 2004 when the contributions will increase to 23.6 per cent. of pensionable earnings. In practice, the employers' contribution rate will be reviewed again at the next actuarial valuation, which is due to be carried out as at no later than 31 March 2004.

The rules of the Pension Scheme require pensions in payment and in deferment to be increased annually in line with the rise in the RPI. The principal employer has the power to discontinue this requirement at any time on six months' notice in respect of active members' future service in the defined benefit section and for annuities provided for in the Pension Scheme in respect of defined contribution members after the effective date of the change. In that event, the value of the Pension Scheme's assets at the time (adjusted for investment return) will be used in the first instance for members' past service benefits (including future pension increases on past service and annuities already provided for in the Pension Scheme).

Lattice Group provides access to group personal pension or stakeholder pension arrangements for employees who are not eligible to join the Pension Scheme.

13. Principal subsidiaries and other principal undertakings of National Grid

13.1 Principal subsidiaries of National Grid

The principal subsidiaries of National Grid, as at 13 June 2002 (being the latest practicable date prior to publication of this document) are as follows:

Name of company	Registered office	Principal activities	Interest held
National Grid Holdings One plc	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
National Grid Holdings Limited	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
The National Grid Company plc	National Grid House Kirby Corner Road Coventry CV4 8JY UK	Transmission of electricity in England and Wales	100%
National Grid (US) Holdings Limited	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
National Grid USA	25 Research Drive Westborough Massachusetts MA 01532, USA	Acting as a holding company	100%
Massachusetts Electric Company	55 Bearfoot Road Northborough Massachusetts MA 01582, USA	Distribution of electricity in Massachusetts	100%
The Narragansett Electric Company	280 Melrose Street Providence Rhode Island RI 02901, USA	Distribution and transmission of electricity in Rhode Island	100%
New England Power Company	25 Research Drive Westborough Massachusetts MA 01582, USA	Transmission and generation of electricity in New England	100%
Niagara Mohawk Holdings, Inc.	300 Erie Boulevard West Syracuse New York NY 13202, USA	Acting as a holding company	100%
Niagara Mohawk Power Corporation	300 Erie Boulevard West Syracuse New York NY 13202, USA	Transmission and distribution of electricity and natural gas in New York State	100%

13.2 Other principal undertakings of National Grid

The other principal undertakings of National Grid as at 13 June 2002 (being the latest practicable date prior to publication of this document) are as follows:

13.2.1 Energis, whose registered office is at Carmelite, 50 Victoria Embankment, London EC4Y ODE, is a company incorporated in England and Wales whose securities are traded on the London Stock Exchange's market for listed securities and on NASDAQ in the US. It carries on the business of providing telecommunications and internet services in the UK and certain countries in continental Europe. National Grid is the registered shareholder of, in aggregate, 36.8 per cent. of the issued share capital of Energis. Of this amount, 4.2 per cent. is reserved for holders of the 6 per cent. mandatorily exchangeable bonds due 2003 issued by National Grid. National Grid does not exercise its rights in relation to these shares and as such, National Grid Group has an economic interest in the share capital of 32.5 per cent. in Energis. As at 31 March 2001, the end of the last financial year for which audited accounts have been published, Energis had capital and reserves totalling, in aggregate, £1,319.7 million and, for the year ended 31 March 2001, losses on ordinary activities after tax of £100.1 million as reported in Energis' annual report for the year ended 31 March 2001. As at 12 June 2002 (being the latest practicable date prior to the publication of this document), Energis had an issued share capital of 1,739,242,502 ordinary shares of 10 pence each. Based on an Energis Closing Price of 1.45 pence per share, National Grid Group's economic interest in Energis was valued at £8.2 million. As at 12 June 2002 (being the latest practicable date prior to the publication of this document), there were no amounts still to be paid up on any Energis shares held by National Grid Group, no dividends had been paid by Energis to any of its shareholders including National Grid Group and there were no borrowings owed to or by National Grid Group to Energis; and

13.2.2 JVCO, whose registered address is Praia de Botafogo, N. 300-13 Andar, Sala 1301, Rio de Janeiro, Brazil is a company incorporated in Brazil, 50 per cent. of which is owned by National Grid Brazil BV. It is a joint venture whose wholly-owned subsidiary, Intelig, has been awarded a licence to provide telecommunications services in Brazil. The remaining 50 per cent. of JVCO is owned by Telecom Entity Participações Limitada, a company which is owned 50 per cent. each by France Telecom S.A. and Sprint Corporation. As at 31 December 2001, the end of its last financial year, JVCO had capital and reserves totalling, in aggregate, R$498.9 million and, for the year ended 31 December 2001, losses on ordinary activities after tax of R$413.5 million. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) National Grid Group's interest in JVCO had been written down to nil, there were no amounts still to be paid up on any shares in JVCO held by National Grid Group and no dividends had been paid by JVCO to any of its shareholders including National Grid Group. Details of the borrowings owed by JVCO and Intelig to National Grid Group are set out in section 14.1 below.

14. Principal investments of National Grid Group

The main investments of National Grid Group in other undertakings over the last three financial years and during the current financial year are as follows:

14.1 on 10 December 1998, National Grid Group, through its indirect wholly-owned subsidiary, National Grid Brazil BV, entered into a quotaholders agreement with Telecom Entity Participações Limitada ("Telecom Entity"), a company owned 50 per cent. each by France Telecom S.A. and Sprint Corporation, for the development of a telecommunications services joint venture in Brazil. National Grid Group and Telecom Entity each have a 50 per cent. interest in JVCO, which is the ultimate holding company of Intelig. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) National Grid Group had invested, in aggregate, $429.3 million in the equity of JVCO, and $105 million in aggregate in shareholder loans to either JVCO or Intelig together with accrued interest thereon;

14.2 on 22 March 2000, National Grid Group acquired NEES, an electricity transmission business operating in the north-eastern US, at a cost of approximately £2,070.8 million (excluding any assumed debt). Following its acquisition, NEES was merged into National Grid USA;

14.3 on 19 April 2000, National Grid USA acquired EUA, an electricity transmission and distribution business operating in Massachusetts and Rhode Island, at a cost of approximately £414.0 million (excluding any assumed debt); and

14.4 on 31 January 2002, National Grid Group acquired Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State, at a cost of approximately £2,186.5 million (excluding any assumed debt). Following its acquisition, Niagara Mohawk became a part of National Grid USA.

The following are the principal establishments of National Grid Group:

Description	Location	Approximate gross internal area (sq.ft)	Tenure	Unexpired term and rent
Registered office and corporate centre	15 Marylebone Road London NW1 5JD UK	20,750	Leasehold	Approximately 11 years, rent currently £700,000 per annum
UK head office	National Grid House Kirby Corner Road Coventry CV4 8JY UK	84,270	Leasehold	Approximately 113 years, peppercorn rent
England and Wales transmission grid control centre	Berkshire UK	73,900	Freehold	—
US head office	25 Research Drive Westborough Massachusetts MA 01582, USA	316,420	Freehold	—
US New England distribution center	55 Bearfoot Road Northborough Massachusetts MA 01532, USA	155,200	Freehold	—
US New York head office	300 Erie Boulevard West Syracuse New York NY 13202, USA	523,650 107,380	Freehold Leasehold	— Approximately 8 years, rent currently $1.5 million per year
US distribution centre – Western, NY	90 Dewey Ave. Buffalo New York NY 14214, USA	213,540	Freehold	—
US distribution centre – Western, NY	144 Kensington Ave. Buffalo New York NY 14214, USA	185,560	Freehold	—
US distribution centre – Central, NY	7437 Henry Clay Blvd. Liverpool New York NY 13088, USA	323,220	Freehold	—
US distribution centre – Eastern, NY	1125 Broadway Albany New York NY 12201, USA	225,250	Freehold	—
US New York customer service centre	401 S. Salina Street Syracuse New York NY 13202, USA	116,290	Leasehold	Approximately 3 years, rent currently $1.5 million per year

In addition to the principal establishments listed above, in England and Wales National Grid Group owns or leases approximately 265 properties, approximately 230 of which are sites of substations and the remainder of which are offices and other premises. In the US, National Grid Group owns or leases 1,371 properties, 1,252 of which are substations and 119 are offices or other premises.

16. UK taxation

The comments set out below summarise the UK taxation treatment of holders of Lattice Shares under the Lattice Scheme and of holders of National Grid Transco Shares. They are based on existing law and what is understood to be current Inland Revenue practice. They are intended as a general guide and apply to shareholders resident or (if individuals) ordinarily resident for tax purposes in the UK who hold Lattice Shares and National Grid Transco Shares as an investment (and not as securities to be realised in the course of a trade) and who are the absolute beneficial owners of those shares. Shareholders who are in any doubt about their taxation position, or who are resident in a jurisdiction outside the UK, should consult their own professional advisers.

Overseas holders of Lattice Shares are referred to section 17 below, which summarises certain tax consequences of the Lattice Scheme for such holders.

16.1 UK taxation of capital gains ("CGT")

For CGT purposes, rollover relief should be available to Lattice Shareholders in respect of the cancellation of their existing Lattice Shares and the issue to them of New National Grid Transco Shares. Accordingly, such Lattice Shareholders should not be treated as having made a disposal of their Lattice Shares for CGT purposes, and the New National Grid Transco Shares issued should be treated as the same asset and as having been acquired at the same time as the Lattice Shares. The New National Grid Transco Shares should therefore have the same base cost as the Lattice Shares which they replace.

Clearance has been obtained in respect of the Lattice Scheme under section 138 of the Taxation of Chargeable Gains Act 1992.

To the extent that Lattice Shareholders receive cash in respect of fractional entitlements to New National Grid Transco Shares, this will be treated as a part disposal of Lattice Shares for CGT purposes which may, depending on the shareholder's individual circumstances, give rise to a liability to CGT. Lattice Shareholders who receive cash and also receive New National Grid Transco Shares will not be treated as making a disposal for CGT purposes. Instead, the cash received will be deducted from the base cost otherwise attributable to the New National Grid Transco Shares for CGT purposes.

A disposal of National Grid Transco Shares (including any disposal of New National Grid Transco Shares acquired under the Lattice Scheme) by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and who has used, held or acquired the National Grid Transco Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for CGT purposes. A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of National Grid Transco Shares during that period may also be liable to CGT (subject to any available exemption or relief).

16.2 Taxation of dividends

National Grid Transco will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the UK (for tax purposes) and who receives a dividend from National Grid Transco will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A UK resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against, but not fully match, his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of his income, falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by National Grid Transco, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

Tax credits on dividends paid by National Grid Transco in respect of shares held in personal equity plans ("PEPs") or individual savings accounts ("ISAs") will be repayable on dividends paid on or before 5 April 2004.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by National Grid Transco. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by National Grid Transco. A shareholder resident outside the UK may also be subject to taxation on dividend income under local law.

16.3 UK stamp duty and stamp duty reserve tax ("SDRT")

No UK stamp duty or SDRT will be payable by Lattice Shareholders in relation to the allotment and issue to them of New National Grid Transco Shares pursuant to the Lattice Scheme.

A transfer for value of National Grid Transco Shares will generally be subject to UK stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. The amount of stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the National Grid Transco Shares, being 0.5 per cent. of the amount or value of the consideration (rounded up to the nearest £5 in the case of stamp duty).

Paperless transfers of National Grid Transco Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within CREST. Deposits of National Grid Transco Shares in CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

Special rules apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

16.4 Other tax matters

Clearance has been obtained in respect of the Lattice Scheme and the Merger under section 215 of the Income and Corporation Taxes Act 1988.

Special tax provisions may apply to Lattice Shareholders who have acquired or acquire their Lattice Shares by exercising options under the Lattice Shares Schemes, including provisions imposing a charge to income tax. Further details will be provided in a circular, which will be sent to optionholders in due course.

17. Overseas taxation

17.1 United States

The following is a summary of the material US federal income tax consequences of the Merger to a US Holder (as defined below) who holds Lattice Shares as a capital asset and receives New National Grid Transco Shares in connection with the Merger and of the ownership and disposition of New National Grid Transco Shares by a US Holder who holds such shares as a capital asset. This summary does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, insurance companies, banks, securities-broker dealers, investors liable for the alternative minimum tax, investors that actually or constructively own five per cent. or more of the shares of Lattice or National Grid Transco, investors that hold Lattice Shares or New National Grid Transco Shares as part of a straddle, hedging or conversion transaction or investors whose functional currency is not the US dollar or investors who acquired their Lattice Shares or New National Grid Transco Shares pursuant to the exercise of an option or otherwise as compensation), some of whom may be subject to special rules.

This summary is based on the current tax laws of the US (including the Internal Revenue Code of 1986 as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions; all as in effect on the date hereof), as well as on the convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains currently in effect (the "Treaty"), all of which are subject to change or changes in interpretation, possibly with retroactive effect. On 24 July 2001, the governments of the UK and the US signed a new convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains (the "New Treaty") that, if ratified by the US Senate and the UK Parliament, will replace the existing Treaty. The New Treaty will only come into force once each country has notified the other of the completion of its ratification procedure. It is unknown whether or when the UK and US governments will ratify the New Treaty.

All holders of Lattice Shares who receive New National Grid Transco Shares pursuant to the Merger should consult their own tax advisers concerning the specific US federal, state and local tax consequences of the ownership of the New National Grid Transco Shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

17.1.1 Definition of "US Holder"

For purposes of this summary, the term "US Holder" means a beneficial owner of shares that: (i) is an individual citizen or resident of the US for US federal tax purposes, a corporation or certain other entities created or organised in or under the laws of the US, any state therein or the District of Columbia, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a court within the US can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; (ii) is resident in the US for purposes of the Treaty (and, in the case of a corporation, is not also resident in the UK for UK tax purposes); (iii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, five per cent. or more of the voting power or value of the stock of either Lattice or National Grid Transco; (iv) holds the Lattice Shares or the New National Grid Transco Shares in a manner which is not effectively connected with a permanent establishment in the UK from which such person performs independent personal services; and (v) is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the Lattice Shares or the New National Grid Transco Shares. If a partnership holds Lattice Shares or New National Grid Transco Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds the Lattice Shares or the New National Grid Transco Shares, such holder is urged to consult its own tax adviser.

17.1.2 US federal income tax consequences of the Merger

Assuming that, immediately after the transaction, National Grid Transco owns shares representing at least 80 per cent. of the total combined voting power of all classes of stock entitled to vote and at least 80 per cent. of the total number of shares of all other classes of stock of Lattice, the exchange of Lattice Shares solely for New National Grid Transco Shares pursuant to the Merger should be treated as a tax-free "reorganisation" within the meaning of section 368(a) of the Code. If National Grid Transco does not obtain at least 80 per cent. of the total combined voting power of all classes of stock entitled to vote and at least 80 per cent. of the total number of shares of all other classes of stock of Lattice, the exchange of Lattice Shares for New National Grid Transco Shares will not qualify as a reorganisation and will be a taxable transaction, with the US tax consequences described below under "Failure to qualify as a tax-free reorganisation." There can be no certainty that the IRS will not challenge the conclusions reflected in this summary or that a court would not sustain any such challenge. Neither Lattice nor National Grid Transco will recognise any gain or loss for US federal income tax purposes as a result of the Merger.

17.1.3 Tax-free reorganisation

If the exchange of Lattice Shares for New National Grid Transco Shares pursuant to the Merger qualifies as a tax-free reorganisation within the meaning of section 368(a) of the Code, as described above, the following summarises the material US federal income tax consequences of the Merger to a US Holder of Lattice Shares.

17.1.4 Receipt of New National Grid Transco Shares

In general, a US Holder who receives New National Grid Transco Shares in exchange for Lattice Shares pursuant to the Merger will not recognise any gain or loss upon such exchange (except to the extent cash is received in lieu of fractional New National Grid Transco Shares, which will be taxed as discussed below). The aggregate adjusted tax basis of New National Grid Transco Shares received in the exchange will be the same as the aggregate adjusted tax basis of the Lattice Shares surrendered therefor. The holding period of the New National Grid Transco Shares received by a US Holder will include the holding period of Lattice Shares exchanged therefor.

17.1.5 Cash received in lieu of New National Grid Transco Shares

If a US Holder would be entitled to a fractional interest in a New National Grid Transco Share such US Holder instead will receive the net cash proceeds from the sale of this fractional entitlement on an established securities market. A US Holder who receives cash in lieu of such fractional interest in a New National Grid Transco Share entitlement will recognise capital gain or loss equal to the difference between the US dollar value of the amount of the cash proceeds (calculated by reference to the spot rate in effect on the date received) and the portion of the holder's tax basis allocable to such fractional interest. Any gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the holding period for the Lattice Shares surrendered

therefor exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. In addition, gains or losses with respect to any foreign currency received will be taxed as described below in connection with the receipt of dividends.

17.1.6 Failure to qualify as a tax-free reorganisation

If the Merger does not qualify as a tax-free reorganisation under section 368(a) of the Code, whether by reason of the failure of National Grid Transco to acquire 80 per cent. control or for any other reason, each US Holder who receives New National Grid Transco Shares in exchange for Lattice Shares pursuant to the Merger will recognise capital gain or loss equal to the difference between: (i) the sum of the fair market value, on the date of the exchange, of the New National Grid Transco Shares received and the amount of cash received in lieu of a fractional interest in New National Grid Transco Shares, if any, and (ii) the US Holder's adjusted tax basis in the Lattice Shares surrendered therefor. This capital gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the holding period for the Lattice Shares exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The holding period of the New National Grid Transco Shares received in such a taxable transaction will begin on the date after the exchange.

17.1.7 Taxation of dividends

The gross amount of distributions, including any additional amount arising from a foreign tax credit claim as described below, paid to a US Holder by National Grid Transco will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of National Grid Transco's current or accumulated earnings and profits, as determined for US federal income tax purposes, based upon the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US Holder, regardless of whether the payment is in fact converted into US dollars. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions by National Grid Transco in excess of its current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's tax basis in the New National Grid Transco Shares, thus reducing the US Holder's adjusted tax basis in such shares, and thereafter as a capital gain.

Dividends paid with respect to the New National Grid Transco Shares will be treated as foreign source "passive income" or, in the case of certain US Holders, "financial services income", for the purposes of computing allowable foreign tax credits for US federal income tax purposes. Under the Treaty, a US Holder that is eligible for benefits with respect to income derived in connection with the New National Grid Transco Shares (each such holder referred to as an "eligible US Holder") and that claims the benefits of the Treaty with respect to a dividend from National Grid Transco will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. If an eligible US Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Each eligible US Holder that relies on the Treaty to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure under section 6114 or 7701(b)) disclosing this reliance with its US federal income tax return for the year in which the foreign tax credit is claimed. Alternatively, an eligible US Holder may claim all foreign tax paid during a particular taxable year as an itemised deduction. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax adviser concerning whether the US Holder is eligible for benefits under the Treaty, whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from National Grid Transco, and whether the US Holder will be eligible for benefits under the New Treaty. US Holders are advised that under the New Treaty (pending ratification) there would be no notional UK withholding tax applied to a dividend payment and it therefore would not be possible to claim a foreign tax credit in respect of any dividend payment made by National Grid Transco.

The amount of any distribution paid in a foreign currency will be included in the gross income of a US Holder of New National Grid Transco Shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder

generally should not be required to recognise foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, the US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. A de minimis rule permits individuals to ignore gains from a "personal transaction" (as defined in section 988(e)(3) of the Code) if the gain in question is $200 or less.

17.1.8 Sale of New National Grid Transco Shares

Upon a sale or other disposition of New National Grid Transco Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis in the New National Grid Transco Shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the US Holder's holding period in the New National Grid Transco Shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

If a US Holder receives foreign currency upon the sale of New National Grid Transco Shares, that US Holder may recognise ordinary income or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into US dollars, as described above in connection with the receipt of dividends.

17.1.9 Information reporting and backup withholding

Receipt of New National Grid Transco Shares (as well as any cash payments received in lieu of fractional shares) pursuant to the Merger and dividend payments made to a US Holder and proceeds paid upon the sale, exchange, or other disposition of a US Holder's New National Grid Transco Shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 30 per cent. (subject to scheduled reduction in future years) on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the US or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

17.2 Canada

The following summary outlines the principal Canadian federal income tax consequences of the Lattice Scheme under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a holder of Lattice Shares who receives New National Grid Transco Shares in connection with the Lattice Scheme, and who, for purposes of the Canadian Tax Act, is or is deemed to be resident in Canada, deals at arm's length with and is not affiliated with Lattice or National Grid Transco and holds the Lattice Shares and will hold the New National Grid Transco Shares as capital property (a "Canadian Holder"). This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Ministry of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency.

This summary is not an exhaustive analysis of all potential tax consequences to a Canadian Holder. This summary is of a general nature and is not intended to be, nor should it be, construed to be tax advice to any particular Canadian Holder. Canadian Holders are therefore advised to consult their own tax advisers as to their particular tax consequences.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Lattice Shares and National Grid Transco Shares must be expressed in Canadian dollars, including dividends,

adjusted cost base and proceeds of disposition; amounts denominated in sterling must be converted into Canadian dollars based on the prevailing sterling exchange rate generally at the time such amounts arise.

17.2.1 Taxable Disposition

Based upon counsel's understanding of Canada Customs and Revenue Agency administrative practice, the cancellation of a Canadian Holder's Lattice Shares and the issue to the Canadian Holder of New National Grid Transco Shares (including any fractional entitlement thereto) pursuant to the Lattice Scheme will constitute a taxable disposition of the Lattice Shares that will give rise to a capital gain (or capital loss) to the extent that the aggregate fair market value of the New National Grid Transco Shares (including any fractional entitlement thereto) as at the Lattice Scheme Effective Date net of reasonable costs of disposition attributable thereto, exceeds (or is less than) the adjusted cost base to the Canadian Holder of the Lattice Shares. See section 17.2.4 below.

17.2.2 Dividends on New National Grid Transco Shares

Dividends on New National Grid Transco Shares will be required to be included in a Canadian Holder recipient's income for purposes of the Canadian Tax Act. Such dividends received by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "Canadian-controlled private corporation" as defined in the Canadian Tax Act may be liable to pay an additional refundable tax of 6⅔ per cent. on such dividends.

17.2.3 Acquisition and Disposition of New National Grid Transco Shares and Fractional Entitlements

A Canadian Holder's cost for purposes of the Canadian Tax Act of the New National Grid Transco Shares (including any fractional entitlement thereto) received pursuant to the Lattice Scheme will be equal to the fair market value of the Lattice Shares disposed of by the Canadian Holder as at the Lattice Scheme Effective Date. The Canadian Holder's cost of the New National Grid Transco Shares (and any fractional entitlement thereto) acquired pursuant to the Lattice Scheme will be averaged with the Canadian Holder's adjusted cost base of any other National Grid Transco Shares held by it at that time as capital property, for purposes of computing the Canadian Holder's adjusted cost base of its National Grid Transco Shares.

A disposition or deemed disposition of New National Grid Transco Shares by a Canadian Holder (including any fractional entitlement thereto disposed of pursuant to the Lattice Scheme) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of those New National Grid Transco Shares (or any fractional entitlement thereto) immediately before the disposition. See section 17.2.4 below.

17.2.4 Taxation of Capital Gain or Capital Loss

One-half of the amount of any capital gain (a "taxable capital gain") realised by a Canadian Holder will be required to be included in computing the Canadian Holder's income for the taxation year of disposition. One-half of the amount of any capital loss so realised (an "allowable capital loss") must be deducted against taxable capital gains realised in the year in which the Lattice Scheme becomes effective. Allowable capital losses not deducted in the taxation year in which they are realised may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realised in such years, to the extent and under the circumstances specified in the Canadian Tax Act.

A "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional 6⅔ per cent. refundable tax on certain investment income, including taxable capital gains. Capital gains realised by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax.

17.2.5 Qualified Investments and Foreign Property

The New National Grid Transco Shares will be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans upon being admitted to the Official List as contemplated herein. The New National Grid Transco Shares will be foreign property for purposes of the Canadian Tax Act.

17.3 Japan

The position in relation to taxation for Lattice Shareholders resident in Japan is not clear due to new Japanese tax laws that came into effect on 1 April 2002 which have yet to be applied in this context. We recommend that you seek the advice of your independent tax adviser to obtain specific information concerning the tax consequences associated with the Merger. If under the new Japanese tax laws the Merger constitutes a "qualified reorganisation" for Japanese tax purposes, neither deemed dividend taxation nor capital gain taxation will be triggered for Japanese tax purposes. If, however, the Merger does not obtain "qualified reorganisation" status, Lattice Shareholders resident in Japan would be treated as having received a taxable deemed dividend computed corresponding to the notional distributable amount of the retained earnings of the original (merged) company allocated to the shares of the surviving company.

17.4 Singapore

Lattice Shareholders resident in Singapore should seek independent legal advice as to the tax consequences of any action they take.

17.5 South Africa

Lattice Shareholders resident in South Africa should note that the South African tax regime has recently undergone material changes and any shareholders who are in any doubt as to their tax position should consult a professional adviser.

17.6 The Netherlands

The following comments summarise certain Netherlands tax consequences of the Lattice Scheme for holders of Lattice Shares which are resident or deemed to be resident in the Netherlands for Netherlands tax purposes or, as an individual, have opted to be taxed as a Dutch resident (hereinafter the "Dutch Holders"). The comments are intended as a general guide and are based on current law and understanding of the current practice of the Tax Administration, and do not address Netherlands tax consequences for the Dutch Holders after the Lattice Scheme Effective Date. Any such persons who are in any doubt about their taxation position should consult their own professional advisers immediately.

The cancellation of the Lattice Shares will in principle be regarded as a (deemed) dividend distribution for Netherlands income tax purposes.

A Dutch resident individual shareholder that:

(a) has an enterprise (or an interest in an enterprise) which is, in whole or in part, carried on through a Dutch permanent establishment or representative to which the Lattice Shares are attributable; or

(b) performs other activities in respect of the Lattice Shares in the Netherlands (including, without limitation, activities which are beyond the scope of normal investment activities); or

(c) has a substantial interest (or a deemed substantial interest) in Lattice,

will be subject to Netherlands income tax on the difference between the fair market value of the Lattice Shares and his basis in those shares for tax purposes.

Other Dutch resident individual shareholders will not be subject to Netherlands tax with respect to the cancellation of Lattice Shares.

A Dutch resident corporate shareholder will be subject to Netherlands taxation on the difference between the fair market value of the Lattice Shares and its basis in those shares for tax purposes unless the Lattice Shares are held by a company which qualifies for the Netherlands participation exemption in respect of these Lattice Shares.

For Dutch Holders that are taxable on the cancellation of Lattice Shares, the EU Merger directive and its implementation in Dutch legislation provide the possibility of electing, subject to certain conditions, to treat the cancellation combined with the issuance of New National Grid Transco Shares as a tax-free event.

Dutch Holders will not be subject to Netherlands taxation with respect to the subsequent issue of New National Grid Transco Shares, provided that the fair market value of the New National Grid Transco Shares which such Dutch Holder receives does not exceed the fair market value of the Lattice Shares which it held prior to the Merger.

18. Overseas shareholders

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the jurisdictions outside the UK.

Securities laws in certain overseas jurisdictions

18.1 United States

18.1.1 Exemption from registration under the US Securities Act

The New National Grid Transco Shares to be issued to holders of Lattice Shares under the Lattice Scheme will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will not be registered under the US Securities Act.

For the purpose of qualifying for such exemption with respect to the New National Grid Transco Shares issued in connection with the Lattice Scheme, National Grid and Lattice will advise the Court that its sanctioning of the Lattice Scheme will be relied upon by National Grid and Lattice as an approval of the Lattice Scheme following a hearing on its fairness to Lattice Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Lattice Scheme and with respect to which notification has been given to all shareholders.

18.1.2 Resale restrictions

Under US securities laws, a holder of Lattice Shares who is deemed to be an affiliate of Lattice before the Lattice Scheme Effective Date, or of National Grid Transco after the Lattice Scheme Effective Date, may not sell New National Grid Transco Shares received pursuant to the Lattice Scheme without registration under the US Securities Act, except pursuant to (i) the applicable resale provisions of Rule 145(d) thereunder; (ii) another applicable exemption from the requirements of the US Securities Act; or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

18.2 Canada

The New National Grid Transco Shares to be issued to holders of Lattice Shares under the Lattice Scheme will be issued in reliance on exemptions from registration and prospectus requirements in those provinces of Canada in which there are a significant number of Lattice Shareholders. The resale of the New National Grid Transco Shares will be subject to certain restrictions. Lattice Shareholders in Canada should consult a professional adviser regarding the initial distribution of the New National Grid Transco Shares, the resale restrictions and any approvals required.

18.3 Cyprus

Any local consents required should be obtained and are the responsibility of Lattice Shareholders.

18.4 Malaysia

The purpose of this document and the Lattice Scheme Circular is to provide information to existing Lattice Shareholders and to request their approval to the Merger. The documents are not an offer or invitation to Lattice Shareholders to subscribe for or purchase any shares or securities.

18.5 New Zealand

The offer and issue of securities pursuant to the Merger are made in accordance with English law and contracts in respect of securities may not be enforceable in the courts of New Zealand. Neither this document, nor the Lattice Scheme Circular, is a prospectus under the laws of New Zealand and may therefore not contain all the information a New Zealand registered prospectus is required to contain.

18.6 South Africa

Lattice Shareholders resident in South Africa should consult a professional adviser regarding any approvals that they may require of the Exchange Control Authorities of the Reserve Bank of South Africa in order to implement the transactions contemplated herein.

18.7 Available information

National Grid is (and following the Merger, New National Grid Transco will continue to be) subject to the information requirements of the US Exchange Act applicable to foreign private issuers having securities registered under section 12 thereof and in accordance therewith, file annual reports and other information with the SEC. The annual reports and other information filed by National Grid (and following the Merger, by National Grid Transco) can be inspected and copied at the public reference rooms maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in Chicago, Illinois and New York, New York. Copies of such material are also available by mail from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Members of the public may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330 (within the US) or +1-202-942-8090 (outside the US). In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

19. Material contracts

19.1 National Grid Group

19.1.1 Save for the contracts described in section 19.1.2 below, the consent and undertaking described in section 19.2.2 below and the contracts which have been made available for inspection in the last two years described in section 19.1.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of National Grid Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of National Grid Group has any obligation or entitlement which is material to National Grid Group as at the date of this document.

19.1.2 (a) An inducement fee agreement dated 22 April 2002 between (1) National Grid and (2) Lattice entered into in connection with the Merger (the "Inducement Fee Agreement"). The Inducement Fee Agreement provides for either party to pay the other a fee of £60 million if:

(i) an announcement is made during the offer period by a third party indicating an intention to make an offer for, or proposal relating to the change of control of, either party, as a result of which either: (a) the shareholders of such party do not pass the necessary resolutions approving the Merger; or (b) such party terminates discussions with the other party; or

(ii) either party notifies or indicates to the other party that its directors will not unanimously recommend its shareholders to vote in favour of the Merger or the directors of such party do not make such recommendation or withdraw their recommendation or recommend an alternative offer or transaction involving a change of control; or

(iii) either party takes any action or omits to take any action (other than as a consequence of a third party regulatory body failing to approve the Merger or placing unacceptable conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective,

and in each case the Merger does not become effective in accordance with its terms;

(b) a sale and purchase agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, NEP, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook LLC whereby:

(i) FPL Energy Seabrook LLC agreed to purchase NEP's approximate 9.96 per cent. interest in the Seabrook Nuclear Power Station, together with the interests of the sellers listed above (a total of approximately 88.23 per cent. of the interests in Seabrook);

(ii) FPL Energy Seabrook LLC agreed to pay an aggregate of $836.6 million (subject to adjustment) to NEP and the other sellers for the assets acquired under the sale and purchase agreement and NEP's share of such proceeds is estimated with known purchase price adjustments to be approximately $94.1 million;

(iii) FPL Energy Seabrook LLC assumed most of the sellers' obligations as related to the Seabrook Nuclear Power Station, including responsibility for all liabilities and obligations of NEP under contractual obligations relating to the assets, certain liabilities and

obligations with respect to the employees employed at the facilities, and responsibility for environmental liabilities at the facilities except for pre-closing violations and off-site disposal of, and responsibility for decommissioning Seabrook;

(iv) FPL Group Capital Inc. agreed to guarantee the FPL Energy Seabrook LLC's payment of the purchase price and provide funding assurance for FPL Energy Seabrook LLC's funding obligations as required by the New Hampshire Nuclear Decommissioning Financing Committee; and

(v) NEP is required under pre-existing agreements to first offer its interests in Seabrook to the non-selling owners on equivalent terms. The non-selling owners have until late June 2002 to notify NEP if they will purchase NEP's interest; and

(c) a guarantee and indemnity given to EIB by National Grid dated 11 February 2002 under which National Grid guarantees the financial obligations of Energis Polska to EIB in relation to a Euro 125 million loan facility granted to Energis Polska by EIB.

19.1.3 (a) The consent to the National Grid Scheme and the undertaking to be bound by its terms executed by National Grid in favour of National Grid Holdings One plc and dated 10 December 2001;

(b) a sponsor's agreement dated 10 December 2001 between National Grid, National Grid Holdings One plc and Rothschild;

(c) a supplemental trust deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Corporation p.l.c.;

(d) a credit agreement dated 22 November 2001 between (1) National Grid (as guarantor and borrower); (2) NGGF (as borrower); (3) National Grid Holdings One plc (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited; (5) HSBC Investment Bank plc; (6) HSBC (USA) Inc.; and (7) certain banks and financial institutions;

(e) a letter agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and EIB;

(f) the trust deeds, subscription agreements and paying agency agreements relating to the Euro 1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the Euro 750,000,000 6.125 per cent. guaranteed bonds due 2011 issued by NGGF and guaranteed by National Grid and National Grid Holdings One plc, which were summarised in the offering circular issued by NGGF on 20 August 2001;

(g) the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

(h) an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear LLC ("Constellation Nuclear") and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear;

(i) an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Rochester Gas and Electric Corporation, Central Hudson Gas and Electric Corporation, New York State Electric and Gas Corporation, Constellation Nuclear and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear; and

(j) the Niagara Mohawk Merger Agreement.

19.2 Lattice Group

19.2.1 Save for the contracts described in section 19.2.2 below, the Inducement Fee Agreement described in section 19.1.2(a) above and the contracts which have been made available for inspection in the last two years described in section 19.2.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of Lattice Group: (a) within the two years immediately preceeding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of Lattice Group has any obligation or entitlement which is material to Lattice Group as at the date of this document.

19.2.2 The consent to the Lattice Scheme and the undertaking to be bound by its terms executed by National Grid in favour of Lattice dated 13 June 2002.

19.2.3 (a) A demerger agreement dated 15 September 2000 between BG Group and Lattice;

(b) an indemnity agreement dated 15 September 2000 between BG Group and Lattice;

(c) a deed of indemnity dated 15 September 2000 between BG Transco Holdings Limited and Transco and a deed of indemnity dated 15 September 2000 between BG Energy Holdings Limited and BG Transco Holdings Limited;

(d) a tax agreement dated 15 September 2000 between BG Group and Lattice; and

(e) a dispute resolution agreement dated 15 September 2000 between BG Group and Lattice.

20. Litigation

20.1 National Grid Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of National Grid Group:

20.1.1 On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk Power regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk Power and NRG that they will be seeking substantial fines against Niagara Mohawk Power and NRG as well as the imposition of pollution controls. It is National Grid's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk Power and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk Power filed a declaratory judgment action against NRG in New York State Supreme Court. Niagara Mohawk Power is seeking a declaratory judgment that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 2 January 2002, New York State filed a suit against Niagara Mohawk Power and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk Power has filed a motion to dismiss.

The suit does not expressly state the amount claimed. As fines under the legislation can range between $10,000 and $27,500 per day per violation and numerous violations have been alleged to have occurred at various times over a period of years commencing in the 1980s the total aggregate amount assessed could in theory be substantial. However, whilst National Grid recognises that it is always open to the court to award an amount up to the statutory maximum, in other similar cases, penalties have been assessed in the range of $10 million to $20 million.

20.1.2 In November 1999, NEP entered into an agreement with Northeast Utilities ("NU") to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit ("Millstone 3"). As part of this agreement, NU agreed to include NEP's 16.2 per cent. share in an auction of NU's share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of $27.9 million were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0 million. Regulatory authorities from

Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140 million of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently as the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

20.2 Lattice Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lattice is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of Lattice Group:

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health & Safety at Work Act 1974 in the alternative. A trial date is awaited. As at the date of this document, Lattice is unable to predict the scope or amount of any liability arising from such trial.

21. Significant change

21.1 National Grid Group

There has been no significant change in the financial or trading position of National Grid Group since 31 March 2002, the date to which the last audited accounts of National Grid Group have been published.

21.2 Lattice Group

There has been no significant change in the financial or trading position of Lattice Group since 31 March 2002, the date to which the last audited accounts of Lattice Group have been published.

22. Working capital

National Grid is of the opinion that the working capital available to National Grid Group, as enlarged by the Merger, is sufficient for National Grid Group's present requirements, that is for at least the next 12 months from the date of publication of this document.

23. Additional information

23.1 Rothschild is registered in England (number 925279) and has its registered office at New Court, St. Swithin's Lane, London EC4P 4DU. Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

23.2 Employees of Rothschild who are advising National Grid in relation to the Merger and the proposed listing and admission to trading of the New National Grid Transco Shares have an interest, in aggregate, in 5,268 National Grid Shares which represents less than 0.1 per cent. of National Grid's issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

23.3 The auditors of both National Grid and Lattice are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers have audited the accounts of National Grid without qualification since its incorporation and have audited the accounts of Lattice without qualification since its incorporation.

23.4 PricewaterhouseCoopers has given and has not withdrawn its written consent to the inclusion in this document of its reports, and of references thereto, and its name in the form and context in which they appear and has authorised the contents of its reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

23.5 The costs, charges and expenses of, and incidental to, the Merger, including the cost of the application for the New National Grid Transco Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, payable by the Merged Group, are estimated to amount to approximately £74 million (excluding VAT).

23.6 The financial information relating to National Grid and Lattice set out in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002 have been prepared. Statutory accounts for National Grid Holdings One plc for the two

financial years ended 31 March 2001 have been prepared. Statutory accounts for Lattice for the financial year ended 31 December 2000 and for the 15 months ended 31 March 2002 have been prepared. The auditors of National Grid and Lattice have audited the accounts of National Grid and Lattice for such periods and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts of National Grid and of National Grid Holdings One plc in respect of their respective financial periods ended 31 March 2001 and of Lattice for the financial year ended 31 December 2000 have been delivered to the Registrar of Companies. The statutory accounts of National Grid for the financial year ended 31 March 2002 and of Lattice for the 15 months financial period ended 31 March 2002 will be delivered to the Registrar of Companies following the National Grid AGM and the Lattice AGM, respectively.

24. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until completion of the Merger:

24.1 these Listing Particulars;

24.2 the Circular;

24.3 the Lattice Scheme Circular;

24.4 the offering circular issued by NGGF on 20 August 2001;

24.5 the offering circular issued by National Grid Company on 23 July 2001;

24.6 the accountants' report containing financial information for the year ended 31 December 1999, as set out in the listing particulars issued by Lattice on 15 September 2000;

24.7 the Memorandum of Association of National Grid, the National Grid Articles, and the National Grid Transco Articles;

24.8 the Memorandum of Association of Lattice and the Lattice Articles (as currently in force, and as they will be following the proposed amendments to be approved at the Lattice EGM);

24.9 the letter of consent from the Special Shareholder referred to in section 11 of Part I of this document;

24.10 the audited consolidated accounts of National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002;

24.11 the audited consolidated accounts of Lattice for the period from incorporation to 31 December 2000 and for the 15 month period ended 31 March 2002;

24.12 the reports from PricewaterhouseCoopers set out in Parts V and VI of this document;

23.13 the National Grid Directors' and New National Grid Transco Directors' service contracts referred to in section 6.9 above;

24.14 the material contracts referred to in section 19 above;

24.15 the consent letters referred to in section 23 above; and

24.16 the rules of the National Grid Share Plans, the 2002 Share Plan and the Lattice Share Schemes.

Dated 14 June 2002

"186k"	186k Limited, a wholly-owned subsidiary of Lattice
"2002 Share Plan"	the new National Grid Transco Performance Share Plan 2002 proposed to be approved at the National Grid EGM conditional upon the Lattice Scheme becoming effective
"Admission"	the admission of the New National Grid Transco Shares to (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADR"	an American depositary receipt
"ADS"	an American depositary share
"Advantica"	Advantica Technologies Ltd and Advantica Technologies Inc., wholly-owned subsidiaries of Lattice
"Authority"	the Gas and Electricity Markets Authority established under section 1 of the Utilities Act
"BETTA"	British Electricity Trading and Transmission Arrangements
"BG"	BG plc
"BG Group"	BG Group plc
"Board"	the board of directors of National Grid, Lattice or National Grid Transco as the context requires, as listed in section 6 of Part IX of this document
"British Gas"	British Gas plc
"Cazenove"	Cazenove & Co. Ltd
"CEC"	Copperbelt Energy Corporation plc
"CEGB"	Central Electricity Generating Board
"Centrica"	Centrica plc
"certificated" or "in certificated form"	where a share or other security is not in uncertificated form
"Circular"	the document, dated the date of these Listing Particulars, addressed, inter alia, to National Grid Shareholders setting out details of the Merger and containing the notice convening the National Grid EGM
"Citelec"	Compañía Inversora en Transmisión Eléctrica CITILEC S.A.
"Clean Air Act"	the US Clean Air Act of 1963, as amended
"Closing Price"	the closing middle market quotation of the relevant share as derived from the Daily Official List as at 13 June 2002 (being the latest practicable date prior to the publication of this document)
"Companies Act"	the Companies Act 1985, as amended

"Court"	the High Court of Justice in England and Wales
"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S1 2001 No. 3755), as from time to time amended
"Daily Official List"	the daily official list of the London Stock Exchange
"Demerger"	the demerger of Lattice from BG Group which became effective on 23 October 2000
"Depositary"	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA
"EIB"	European Investment Bank
"Electricity Act"	the Electricity Act 1989, as amended
"Energis"	Energis plc
"Energis Polska"	Energis Polska Sp. zo.o
"EUA"	Eastern Utilities Associates, which now forms part of National Grid USA
"Exchangeable Bonds"	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares
"Fair Trading Act"	the Fair Trading Act 1973, as amended
"FERC"	the Federal Energy Regulatory Commission
"First Connect"	First Connect Limited, a wholly-owned subsidiary of Lattice
"FRS"	UK Financial Reporting Standard
"GAAP"	generally accepted accounting principles
"Gas Act"	the Gas Act 1986, as amended
"Granite State Electric"	Granite State Electric Company, which now forms part of National Grid USA
"GridCom"	GridCom Limited, a wholly-owned subsidiary of National Grid USA
"Hoare Govett"	Hoare Govett Limited
"HSE"	Health and Safety Executive
"Intelig"	Intelig Telecomunicações Limitada
"JPMorgan"	J.P. Morgan plc
"JVCO"	JVCO Participações Limitada
"kV"	kilovolt, one thousand volts
"Lattice"	Lattice Group plc

"National Grid Company"	The National Grid Company plc, a wholly-owned subsidiary of National Grid which, inter alia, owns and operates the high-voltage electricity transmission system in England and Wales
"National Grid Directors"	the directors of National Grid, whose names are set out in section 6.1 of Part IX of this document
"National Grid EGM"	the extraordinary general meeting of National Grid convened for 11.30 a.m. on Tuesday, 23 July 2002 in connection with the Merger, including any adjournment thereof
"National Grid Final Dividend"	the recommended final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of the financial year ended 31 March 2002 and which is proposed to be declared at the National Grid AGM
"National Grid Group"	National Grid and its subsidiary undertakings and, where the context permits, each of them
"National Grid Scheme"	the scheme of arrangement made under section 425 of the Companies Act between National Grid Holdings One plc and its shareholders dated 10 December 2001
"National Grid Shareholders"	registered holders of National Grid Shares
"National Grid Share Plans"	the existing employee share schemes and incentive plans operated by National Grid comprising the Deferred Compensation Plan, National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid 1996 Employee Benefit Trust, National Grid Qualifying Employee Share Ownership Trust, Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme 1990, 1999 Savings Related Share Option Scheme, Profit Sharing Scheme (1990), Share Matching Scheme (1996) and the Incentive Compensation Plan
"National Grid Shares"	ordinary shares of 10 pence each in the capital of National Grid
"National Grid Special Share" or "National Grid Transco Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder
"National Grid Transco"	National Grid following completion of the Merger, proposed to be renamed National Grid Transco plc with effect from the Lattice Scheme Effective Date
"National Grid Transco Articles"	the new articles of association of National Grid proposed to be adopted at the National Grid EGM, conditional upon the Lattice Scheme becoming effective
"National Grid Transco Directors"	the directors of National Grid and Lattice who, following completion of the Merger, will be directors of National Grid Transco and whose names are set out in section 6.5 of Part IX of this document
"National Grid Transco Shareholders"	registered holders of National Grid Transco Shares
"National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid Transco

"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S1 2001 No. 3755), as from time to time amended
"Daily Official List"	the daily official list of the London Stock Exchange
"Demerger"	the demerger of Lattice from BG Group which became effective on 23 October 2000
"Depositary"	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA
"EIB"	European Investment Bank
"Electricity Act"	the Electricity Act 1989, as amended
"Energis"	Energis plc
"Energis Polska"	Energis Polska Sp. zo.o
"EUA"	Eastern Utilities Associates, which now forms part of National Grid USA
"Exchangeable Bonds"	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares
"Fair Trading Act"	the Fair Trading Act 1973, as amended
"FERC"	the Federal Energy Regulatory Commission
"First Connect"	First Connect Limited, a wholly-owned subsidiary of Lattice
"FRS"	UK Financial Reporting Standard
"GAAP"	generally accepted accounting principles
"Gas Act"	the Gas Act 1986, as amended
"Granite State Electric"	Granite State Electric Company, which now forms part of National Grid USA
"GridCom"	GridCom Limited, a wholly-owned subsidiary of National Grid USA
"Hoare Govett"	Hoare Govett Limited
"HSE"	Health and Safety Executive
"Intelig"	Intelig Telecomunicações Limitada
"JPMorgan"	J.P. Morgan plc
"JVCO"	JVCO Participações Limitada
"kV"	kilovolt, one thousand volts
"Lattice"	Lattice Group plc

"Lattice AGM"	the annual general meeting of Lattice convened for Monday, 15 July 2002, including any adjournment thereof
"Lattice Articles"	the articles of association of Lattice
"Lattice Court Hearing"	the hearing of the petition by the Court to sanction the Lattice Scheme
"Lattice Court Meeting"	the meeting of Lattice Shareholders convened for Monday, 15 July 2002 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Lattice Scheme, including any adjournment thereof
"Lattice Directors"	the directors of Lattice, whose names are set out in section 6.4 of Part IX of this document
"Lattice EGM"	the extraordinary general meeting of Lattice convened for Monday, 15 July 2002 in connection with the Merger, including any adjournment thereof
"Lattice Energy Services"	Lattice Energy Services Limited, a wholly-owned subsidiary of Lattice
"Lattice Enterprises"	one of the three sectors of Lattice's organisational structure, containing Lattice's portfolio of non-regulated businesses
"Lattice Group"	Lattice and its subsidiary undertakings and, where the context permits, each of them
"Lattice Group Holdings"	Lattice Group Holdings Limited, a wholly-owned subsidiary of Lattice
"Lattice Hearing Date"	the date on which the Order is made
"Lattice Insurance"	Lattice Insurance Company Limited, a wholly-owned subsidiary of Lattice
"Lattice Property"	Lattice Property Portfolio Limited, a wholly-owned subsidiary of Lattice
"Lattice Scheme" or "Lattice Scheme of Arrangement"	the scheme of arrangement to be made under section 425 of the Companies Act between Lattice, the Special Shareholder and the Lattice Shareholders, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court
"Lattice Scheme Circular"	the document, dated the date of these Listing Particulars, addressed, inter alia, to Lattice Shareholders setting out details of the Lattice Scheme, containing notices convening the Lattice Court Meeting and the Lattice EGM and comprising summary listing particulars relating to National Grid
"Lattice Scheme Effective Date"	the date on which the Lattice Scheme becomes effective, which is expected to be in autumn 2002
"Lattice Scheme Record Time"	6.00 p.m. on the business day before the Lattice Scheme Effective Date
"Lattice Shareholders"	registered holders of Lattice Shares
"Lattice Shares"	ordinary shares of 10 pence each in the capital of Lattice
"Lattice Share Schemes"	the existing employee share schemes and incentive plans operated by Lattice comprising the Lattice Group Sharesave Scheme, the Lattice Group All Employee Share Ownership Plan, the Lattice Group Long Term Incentive Scheme, the Lattice Group Short Term Incentive

	Scheme, the deed of allocation made between Lattice, Mourant & Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the BG Group Employee Profit Sharing Scheme, the SST (UK) Limited Executive Share Option Scheme, the FPL Telecom Limited Telecommunications Incentive Scheme, the Lattice Group Employees Share Trust and the Lattice Group Employee Share Ownership Trust
"Lattice Special Share"	the special rights non-voting preference share of 10 pence in the capital of Lattice held by the Special Shareholder
"Lattice Voting Record Time"	in relation to both the Lattice Court Meeting and the Lattice EGM, 6.00 p.m. on Saturday, 13 July 2002 or, if either the Lattice Court Meeting or the Lattice EGM is adjourned, 48 hours before the time set for the adjourned meeting
"Listing Particulars"	these Listing Particulars dated 14 June 2002 relating to National Grid prepared in accordance with the Listing Rules
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, as amended from time to time
"LNG"	liquefied natural gas
"London Stock Exchange"	London Stock Exchange plc
"Massachusetts Electric"	Massachusetts Electric Company, which now forms part of National Grid USA
"ManquehueNet"	ManquehueNet S.A.
"Merged Group"	National Grid Transco and its subsidiary undertakings following the Merger and, where the context permits, each of them
"Merger"	the proposed merger of National Grid and Lattice as described in this document
"Merrill Lynch"	Merrill Lynch International
"MW"	megawatt, one million watts
"Nantucket Electric"	Nantucket Electric Company, which now forms part of National Grid USA
"Narragansett Electric"	The Narragansett Electric Company, Inc., which now forms part of National Grid USA
"NASDAQ"	the National Markets System of the National Association of Securities Dealers Automated Quotation Market
"National Grid"	National Grid Group plc or, where the context so requires, National Grid Holdings One plc, the former holding company of National Grid Group
"National Grid ADSs"	ADSs of National Grid, each of which represents five National Grid Shares
"National Grid AGM"	the annual general meeting of National Grid convened for 11.00 a.m. on Tuesday, 23 July 2002, including any adjournment thereof
"National Grid Articles"	the articles of association of National Grid

	National Grid which, inter alia, owns and operates the high-voltage electricity transmission system in England and Wales
"National Grid Directors"	the directors of National Grid, whose names are set out in section 6.1 of Part IX of this document
"National Grid EGM"	the extraordinary general meeting of National Grid convened for 11.30 a.m. on Tuesday, 23 July 2002 in connection with the Merger, including any adjournment thereof
"National Grid Final Dividend"	the recommended final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of the financial year ended 31 March 2002 and which is proposed to be declared at the National Grid AGM
"National Grid Group"	National Grid and its subsidiary undertakings and, where the context permits, each of them
"National Grid Scheme"	the scheme of arrangement made under section 425 of the Companies Act between National Grid Holdings One plc and its shareholders dated 10 December 2001
"National Grid Shareholders"	registered holders of National Grid Shares
"National Grid Share Plans"	the existing employee share schemes and incentive plans operated by National Grid comprising the Deferred Compensation Plan, National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid 1996 Employee Benefit Trust, National Grid Qualifying Employee Share Ownership Trust, Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme 1990, 1999 Savings Related Share Option Scheme, Profit Sharing Scheme (1990), Share Matching Scheme (1996) and the Incentive Compensation Plan
"National Grid Shares"	ordinary shares of 10 pence each in the capital of National Grid
"National Grid Special Share" or "National Grid Transco Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder
"National Grid Transco"	National Grid following completion of the Merger, proposed to be renamed National Grid Transco plc with effect from the Lattice Scheme Effective Date
"National Grid Transco Articles"	the new articles of association of National Grid proposed to be adopted at the National Grid EGM, conditional upon the Lattice Scheme becoming effective
"National Grid Transco Directors"	the directors of National Grid and Lattice who, following completion of the Merger, will be directors of National Grid Transco and whose names are set out in section 6.5 of Part IX of this document
"National Grid Transco Shareholders"	registered holders of National Grid Transco Shares
"National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid Transco

“National Grid USA”	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid’s US electricity, gas and telecommunications operations
“NEES”	New England Electric System, which now forms part of National Grid USA
“NEESCom”	NEES Communications, Inc., a wholly-owned subsidiary of National Grid USA
“NEP”	New England Power Company, which now forms part of National Grid USA
“NEPOOL”	New England Power Pool
“Network Code”	the document which defines the contractual relationship between Transco and users of its gas transportation system
“New National Grid Transco Directors”	those directors of Lattice who, following completion of the Merger, will become directors of National Grid Transco, whose names are marked with an asterisk in section 6.5 of Part IX of this document
“New National Grid Transco Shares”	ordinary shares of 10 pence each in the capital of National Grid to be issued to Lattice Shareholders on Lattice’s register of members at the Lattice Scheme Record Time pursuant to the Lattice Scheme
“NGGF”	NGG Finance plc, a wholly-owned subsidiary of National Grid
“Niagara Mohawk”	Niagara Mohawk Holdings, Inc., a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA
“Niagara Mohawk Merger Agreement”	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk
“Niagara Mohawk Power”	Niagara Mohawk Power Corporation, a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA
“NTS”	National Transmission System
“NYPSC”	New York Public Service Commission
“Official List”	the Official List of the UK Listing Authority
“Order”	the order of the Court sanctioning the Lattice Scheme under section 425 of the Companies Act and confirming the reduction of share capital of Lattice pursuant to the Lattice Scheme under section 137 of the Companies Act
“Panel”	the Panel on Takeovers and Mergers
“PKP”	Polskie Koleje Pantwowe, the Polish national railway company
“RECs”	regional electricity companies
“Registrar of Companies”	the Registrar of Companies in England and Wales
“Rothschild”	N M Rothschild & Sons Limited
“RPI” or “Retail Price Index”	the UK All Items Retail Price Index

"RTO"	a regional transmission organisation, which is an organisation proposed by the FERC for the planning, operation and co-ordination of the transmission networks within a defined geographical region of the US
"RV"	regulatory value
"SDRT"	UK stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"SFAS"	US Statement of Financial Accounting Standards
"Silica Networks"	Silica Networks Company S.A.
"Special Shareholder"	the holder of the Lattice Special Share or the National Grid Special Share, as the context requires, being currently the Secretary of State
"SSAP"	UK Statement of Standard Accounting Practice
"SST"	SST (UK) Limited, a wholly-owned subsidiary of Lattice
"Statutes"	the provisions of every statute for the time being in force concerning companies and affecting National Grid
"sterling" or "£"	the lawful currency for the time being in the UK
"Stoner"	Stoner Associates Inc. and Stoner Associates Europe Limited, wholly-owned subsidiaries of Lattice
"The Leasing Group" or "TLG"	The Leasing Group plc, a wholly-owned subsidiary of Lattice
"Thrift Plans"	the National Grid USA Incentive Thrift Plans I and II
"Transba"	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
"Transco"	Transco plc, a wholly-owned subsidiary of Lattice
"Transco Holdings"	Transco Holdings plc, a wholly-owned subsidiary of Lattice
"Transco Licence"	the gas transporter licence under which Transco is authorised to transport gas which is treated as granted under section 7 of the Gas Act
"Transener"	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	United Kingdom Listing Authority
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which may be transferred by means of CREST
"US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"US dollars" or "$"	the lawful currency for the time being in the US
"US Exchange Act"	the US Exchange Act of 1934, as amended

"US Securities Act"	the US Securities Act of 1933, as amended
"Utilities Act"	the Utilities Act 2000, as amended
"Wider Lattice Group"	Lattice and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which Lattice and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent
"Wider National Grid Group"	National Grid and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

Printed by **St Ives Burrups** B670593/8005
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THIS DOCUMENT IS FOR YOUR INFORMATION ONLY
YOU DO NOT NEED TO TAKE ANY ACTION

If you have sold or transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or the transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

These Summary Listing Particulars contain a brief description of National Grid Group and Niagara Mohawk and the New National Grid Shares to be issued pursuant to the Scheme and the Acquisition and New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition. The information contained is in summary form and has been derived from the Listing Particulars dated 10 December 2001 relating to New National Grid which have been published and which alone contain full details of National Grid and the New National Grid Shares to be issued pursuant to the Scheme and the Acquisition and New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition. The UK Listing Authority has authorised the issue of these Summary Listing Particulars under section 98 of the Financial Services and Markets Act 2000 without approval of its contents.

A copy of the Listing Particulars, which have been prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

The Listing Particulars are available on the National Grid website (*www.nationalgrid.com/uk/investors/niagaramohawkLP.pdf*) and copies are available, free of charge, by application to the National Grid Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone: 024 7642 3940, fax: 024 7642 3651, e-mail: *shareholder.enquiries@uk.ngrid.com*) at any time prior to Completion. A copy of the Listing Particulars may also be obtained from the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU and may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the Document Viewing Facility, UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Completion.

National Grid

National Grid Group plc

currently named New National Grid plc
(incorporated and registered in England and Wales with registered number 4031152)

Summary Listing Particulars
relating to the admission to the Official List
of up to 2,000,000,000 ordinary shares of 10 pence each in
National Grid Group plc

Sponsored by N M Rothschild & Sons Limited

Applications have been made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute admission to official listing on a stock exchange. Pursuant to the Scheme, New National Grid Shares will be issued to National Grid Shareholders. Pursuant to the Acquisition, New National Grid Shares will be issued to the Depositary only, which will, in turn, issue New National Grid ADSs to Niagara Mohawk Shareholders. Neither the New National Grid Shares nor the New National Grid ADSs will be made generally available or marketed to the public in the UK or the US. It is expected that Admission will become effective and dealings will commence in the New National Grid Shares to be issued pursuant to the Scheme at 8.00 a.m. on the Scheme Effective Date. Application has been made to list the New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition on the NYSE under the symbol "NGG", the symbol currently used for the National Grid ADSs. It is expected that dealings will commence on the NYSE in the New National Grid ADSs arising from the Scheme at 9.30 a.m. (New York time) on the Scheme Effective Date and in the New National Grid ADSs to be issued pursuant to the Acquisition at 9.30 a.m. (New York time) on the next business day after Completion.

New National Grid and National Grid have been advised that the New National Grid Shares to be issued pursuant to the Scheme will be exempt from the registration requirements of the US Securities Act of 1933, as amended, by virtue of section 3(a)(10) thereof and, as a consequence, the New National Grid Shares to be issued pursuant to the Scheme have not been registered under that Act. The New National Grid Shares to be issued pursuant to the Acquisition and represented by the New National Grid ADSs have been registered under the US Securities Act of 1933, as amended.

N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to National Grid and as financial adviser and sponsor to New National Grid and for no one else in connection with the Scheme, the Acquisition and the proposed listing of the New National Grid Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid and New National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Scheme, the Acquisition, the proposed listing or admission to trading.

Forward-Looking Statements

These Summary Listing Particulars contain certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of New National Grid and National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the SEC (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. New National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of these Summary Listing Particulars, except as required by the Listing Rules.

Registered and Head Office and Principal Advisers

Registered and Head Office of New National Grid
15 Marylebone Road
London NW1 5JD

Sponsor and Financial Adviser
N M Rothschild & Sons Limited
New Court, St Swithin's Lane
London EC4P 4DU

Joint Brokers
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Legal Advisers
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Auditors and Reporting Accountants
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Bankers
Barclays Bank plc
54 Lombard Street
London EC3P 3AH

CONTENTS

Part I

Information Relating to National Grid Group

1. Overview of National Grid Group

National Grid Group is an international networks business. Its principal activities are the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 1.7 million customers in the north-eastern US. The Group also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is also developing an interconnector in Australia and has interests in transmission networks in Argentina and Zambia with joint venture partners.

The Group's telecommunications interests comprise its 32.6 per cent. economic interest in Energis, wholly-owned infrastructure businesses in the UK and US and joint ventures in Poland and Latin America.

The Group is currently in the process of completing the acquisition of Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State. The Group proposes to acquire Niagara Mohawk through the introduction of New National Grid as the holding company for the Group, by means of a scheme of arrangement, as described in Part IV of this document. Further details on the Acquisition may be found in Part II of this document. After the Scheme becomes effective the Group will continue to undertake the operations and activities described in this Part I.

2. National Grid Group's businesses

2.1 Transmission in England and Wales

The Group's transmission activities in England and Wales are subject to the regulatory provisions and licensing regime established under the Electricity Act 1989 (as amended) and the Utilities Act 2000, which regulate the licensing of generation, transmission, distribution and supply and the establishment of the Authority, responsible for the supervision and enforcement of the licensing regime. The Group's principal UK operating subsidiary, National Grid Company, is the sole holder of an electricity transmission licence for England and Wales and is the owner and operator of the transmission system. It is required, under the terms of the transmission licence, to develop and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity. The transmission licence came into effect in March 1990 and, unless revoked, will continue in force until terminated by the Authority at not less than 25 years' notice.

National Grid Company's customers are generators, distributors, suppliers, interconnector users and directly-connected customers. The transmission network in England and Wales consists of approximately 4,500 miles of overhead lines, approximately 400 miles of underground cable and some 300 substations. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV.

The majority of National Grid Company's transmission revenues in England and Wales is controlled by a revenue restriction formula, which is reviewed from time to time by the Authority, typically at intervals of four to five years. The current revenue restriction was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. National Grid Company earns additional revenue from charges for connection to the transmission network and for the provision of balancing services.

Operating profit from transmission in England and Wales in the year ended 31 March 2001 was £486.3 million (2000: £523.1 million, 1999: £508.1 million).

2.2 UK interconnectors

The Group has ownership interests in interconnectors with France (2,000 MW nominal transfer capability in either direction) and Scotland (1,600 MW nominal transfer capability). Blocks of capacity of the French interconnector are auctioned to third parties on timescales ranging from three years to one day. National Grid Company is currently required to set its charges for use of the Scottish interconnector to recover no more than a

reasonable rate of return on the capital represented by the interconnector. However, arrangements for access to and charging for use of the interconnector are being examined by the Authority as part of its proposals for reform of the Scottish electricity market.

Operating profit from UK interconnectors in the year ended 31 March 2001 was £42.8 million (2000: £46.6 million, 1999: £39.5 million).

The Group is currently investigating the potential for new interconnectors between England and Norway, between England and the Netherlands and between Wales and the Republic of Ireland.

2.3 United States

2.3.1 Background

The Group acquired NEES, now renamed National Grid USA, in March 2000 at a cost of approximately £2.1 billion. National Grid USA acquired EUA in April 2000 at a cost of approximately £0.4 billion. The companies were integrated on 1 May 2000.

National Grid USA operates a network of approximately 3,000 miles of transmission lines and 31,000 miles of distribution lines in Massachusetts, Rhode Island and New Hampshire. Its subsidiary, NEP, is responsible for the operation of the transmission network and delivery of electricity in bulk to National Grid USA's four distribution companies. National Grid USA also has a telecommunications subsidiary, NEESCom, and owns minority interests in two operating nuclear generating units which it is in the process of divesting and in three nuclear generating units which are permanently shutdown.

National Grid USA's total operating profit before exceptional costs and goodwill amortisation for the year ended 31 March 2001 was £293.6 million. The acquisition of NEES was completed on 22 March 2000. As a result of the short period of ownership in the year ended 31 March 2000, the contribution of National Grid USA, the successor to NEES, to the Group's operating profit for that year was not material.

2.3.2 Distribution

National Grid USA has four electricity distribution companies which are:

- Massachusetts Electric, which serves approximately 1.2 million customers in Massachusetts;
- Narragansett Electric, which serves approximately 460,000 customers in Rhode Island;
- Granite State Electric, which serves approximately 38,000 customers in New Hampshire; and
- Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

National Grid USA's electricity distribution companies have entered into agreements approved by their respective regulators which provide for rate reductions for electricity delivery and (with the exception of Granite State Electric) other provisions to ensure that the service quality is maintained or improved.

2.3.3 Transmission and interconnector

NEP operates and maintains National Grid USA's transmission network and receives transmission revenues under local and regional transmission tariffs. Transmission rates are regulated by the FERC and enable NEP to recover its costs of providing transmission services, including a return on capital employed.

NEP participates in the NEPOOL, which co-ordinates the operation of its members' generation and transmission facilities. The despatch of generation across New England is carried out by an independent system operator, ISO New England, Inc.

National Grid USA, ISO New England, Inc. and other transmission owners in New England filed a joint proposal for a New England RTO with the FERC in January 2001. The FERC subsequently concluded that it would be

desirable to promote the formation of a single RTO for the entire north-eastern region and initiated a mediation process involving National Grid USA, Niagara Mohawk and a large number of electricity utilities in the region. An outline business plan for a north-eastern RTO was filed with the FERC in September 2001. The matter is still pending before the FERC.

The Group believes that the FERC's wish to promote the development of RTOs may offer opportunities outside the north-east. In November 2001, National Grid USA announced that it had entered into an agreement with the proposed Alliance RTO. Under the agreement, National Grid USA would become the managing member of an independent transmission company that would manage the transmission networks of the Alliance RTO's members, who operate in 11 states stretching from Missouri to Virginia. Both the formation of the Alliance RTO and National Grid USA's participation as managing member are subject to approval by the FERC.

National Grid USA has ownership interests in the interconnector linking the electricity networks in New England with that of Hydro Quebec in Canada.

In the year ended 31 March 2001, the operating profit of the US transmission business was £49.6 million and the operating profit of the US interconnector business was £22.3 million, in each case before exceptional costs and goodwill amortisation.

2.3.4 Generation

NEP has ownership interests in five nuclear generating units in New England, of which three have been permanently shut down. Its interests in the two remaining units, Vermont Yankee (in which it owns 22.5 per cent.) and Seabrook (in which it owns 10 per cent.) are in the process of being sold. The operator of Vermont Yankee has agreed the sale of the generating unit, including NEP's interest, to Entergy Corporation, subject to certain regulatory approvals. The auction process for Seabrook, including NEP's interest, commenced in December 2001 and is expected to be completed by the end of 2002.

For each nuclear generating unit in which it retains an interest, National Grid USA is liable for funding its pro rata share of costs, including the estimated costs of decommissioning. A decommissioning trust fund has been established by the operator of each unit, to which National Grid USA is contributing its pro rata share of the estimated costs of decommissioning.

National Grid USA is able to recover the costs associated with its investment in nuclear generation, including decommissioning contributions, through contract termination charges. Net proceeds from sales of nuclear generating units have been and will be credited against future contract termination charges.

In the year ended 31 March 2001, operating profit from stranded cost recovery and generation was £61.7 million and operating profit from nuclear joint ventures was £7.9 million, in each case before exceptional costs and goodwill amortisation.

2.4 Other electricity businesses and projects

The Group has the following electricity businesses and projects outside the UK and the US:

- a 42.5 per cent. interest in Citelec, a holding company which holds a 65 per cent. interest in Transener, the operator of the principal transmission system in Argentina. In turn, Transener owns a majority interest in Transba, the transmission company for the province of Buenos Aires;
- a 38.5 per cent. interest in CEC, which owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt; and
- the design, construction, operation and maintenance of a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland.

2.5 Telecommunications businesses

The Group's telecommunications investments comprise:

- a 32.6 per cent. economic interest in Energis. Energis is focused on the business market place, offering advanced fixed and mobile services, data networks and internet and e-commerce services. Its principal countries of operation are the UK, Germany, the Netherlands, Switzerland, Ireland and Poland. This economic interest was valued at £427.4 million based on a price of 75.5 pence per Energis share (being the Closing Price of an Energis share on 7 December 2001, the latest practicable date prior to publication of this document). While the Group retains two seats on the Energis board of directors, it is no longer involved in the day-to-day management of the business. The Group intends to dispose of its remaining interest in Energis over the medium term, having regard to the prevailing market conditions;

- a 48.75 per cent. interest in Energis Polska Sp. zo.o., which targets the corporate market in Poland with a range of data and voice services using a network connecting major cities across Poland and interconnecting with Energis' European network;

- an indirect 50 per cent. shareholding in Intelig, which provides long-distance and international telephone and data services in Brazil;

- a 30 per cent. interest in Manquehue net, which provides local telephone services in the Chilean capital Santiago and also offers long-distance telephone, internet and cable TV services;

- a 50 per cent. interest in Silica Networks, a company which has been developing a broadband communications loop linking Buenos Aires in Argentina to Santiago in Chile and connecting major cities along the route;

- NEESCom, a subsidiary of National Grid USA, which builds fibre optic networks and leases capacity to telecommunications service providers, primarily in Massachusetts and Rhode Island; and

- GridCom, which was established in February 2001 to enable the Group to take advantage of infrastructure opportunities in the UK mobile telecommunications market.

The Group's Latin American telecommunications investments have been affected by the general telecommunications market downturn, by recent difficult economic conditions in their countries of operation and, in the case of Intelig, by the unavailability of long-term vendor financing. Accordingly, on 20 November 2001, the Group announced that it had fully written down the carrying value of its telecommunications investments in Latin America and was taking action to reduce costs and seek purchasers or new strategic investors for the businesses.

3. Business strategy

The Group's core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its strategy is to exploit its assets and skills to create value for shareholders and benefits for customers by achieving performance improvements and cost savings within the framework of incentive-based regulation or competitive markets.

After more than a decade in which the Group has improved the operating efficiency of the UK transmission business, the Directors believe that future opportunities for outperformance of regulatory efficiency targets are more limited. As a consequence, the Directors expect returns for the UK business to be lower than can be achieved elsewhere, particularly in the US, and that the Group's choice of future investments will reflect this.

The Group is primarily focused on regulated electricity networks which are stable, generating cash for investments and earnings to support the Group's dividend policy. The Directors believe that they can continue to create shareholder value from investment in electricity transmission and distribution through progressive efficiency improvements. The Directors also believe that the Group can create additional value in distribution by offering high-quality customer service and in transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs. Gas distribution businesses generally have

similar characteristics to those of electricity network businesses and, in the US particularly, are often combined under common ownership. The Group will therefore consider investment opportunities in this area, especially when such opportunities are associated with the electricity network businesses.

While the value of the Group's telecommunications businesses has been affected by the general downturn in the telecommunications market, the Directors believe that the sector continues to offer opportunities to create shareholder value. However, going forward, the Directors intend to concentrate on opportunities which leverage the Group's existing assets and infrastructure skills.

4. Environment and occupational health and safety

The Group is subject to environmental laws and regulations and recognises that the minimisation of environmental impact is an essential part of its business. Where practicable, it implements environmental management systems which are externally verified, certified and audited in accordance with the international ISO 14001 environmental system standard and carries out audits of its environmental policies, procedures, operating practices and assets.

The Group recognises the importance of occupational health and safety management and seeks to manage risk effectively in order to ensure that its activities, services and products do not harm employees, contractors, customers or members of the public. In 2001, the Group appointed independent external consultants who have carried out a comprehensive assessment of its safety performance and procedures in the UK and the US. The Group is now in the process of implementing recommendations arising from this assessment.

5. Corporate governance and internal control

National Grid maintains its own code of corporate governance modelled on the Combined Code of Corporate Governance appended to the Listing Rules. As recommended by the Combined Code, the Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee. With the exception of the Nominations Committee, of which the Group Chief Executive is a member, these committees consist solely of Non-executive Directors.

6. Employees

The average numbers of employees of National Grid in the three years ended 31 March 2001 were as follows:

	Year ended 31 March		
	2001	**2000**	**1999**
Europe	3,662	3,651	3,606
North America	3,836	140	6
Latin America	17	13	10
Rest of the World	8	6	6
	7,523	3,810	3,628

The vast majority of employees in Europe are either directly or indirectly employed in the transmission of electricity in the UK. The majority of employees in North America are either directly or indirectly employed in the transmission, distribution and generation of electricity in the US.

7. Current trading and prospects

7.1 Current trading

On 20 November 2001, the Group announced its interim results for the six months ended 30 September 2001.

The Directors believe that the results of the Group's core electricity businesses demonstrate that it continues to perform well and to deliver on the Group's strategy by producing good growth in operating profit and strong cash flows. The Group recently completed a review of its Latin American telecommunications businesses. The performance of these businesses has been affected by the general telecommunications market downturn, the difficult economic conditions in the region and, in the case of Intelig, by the unavailability of long-term vendor financing. As a result, the Group announced that it, together with its partners, had initiated a search for new strategic investors in Intelig, was pursuing a sale of Silica Networks and taking action to reduce costs at Manquehue net. The Group also announced that it had written down in full the carrying value of its Latin American telecommunications investments and provided for all expected associated liabilities. These write-downs and provisions totalled £290.4 million.

In line with its stated dividend policy, National Grid announced an interim dividend for the year ended 31 March 2002 of 6.46 pence per National Grid Share, representing a 5 per cent. real increase over the previous year.

The Group continues to perform well and there has been no significant change in its financial or trading position since 30 September 2001.

7.2 Prospects

7.2.1 Electricity – UK

Although the Directors expect UK transmission to continue to make a significant contribution to total operating profit, the scope for growth is limited. The revenue restriction introduced on 1 April 2001 gives UK transmission a stable framework for five years but involves challenging targets for efficiency improvements and reductions in controlled costs of the transmission operator activity. The Directors are confident that the Group can reduce these controllable costs by 20 per cent. over the five years to March 2006, exceeding regulatory targets, through measures including organisational streamlining, the rationalisation of property holdings and the use of new technology.

7.2.2 Electricity – US

The Group has been able to secure a substantial degree of regulatory certainty in the US, where it has the opportunity to earn higher rates of return on investment in regulated electricity businesses than in the UK. The Directors consider that the financial contribution of the US business will be an important factor in the Group's ability to grow earnings in order to meet its progressive dividend policy. The Group's expansion in the US is likely to be achieved through acquisitions and in the longer term by capitalising on transmission opportunities arising from electricity market reform.

The Group's target is to achieve a return on investment from its enlarged US business of 10.5 per cent. by 2005. This will be achieved through reductions in controllable costs and modest volume growth.

7.2.3 Telecommunications

The skills in network design, construction and maintenance derived from the core electricity business form the basis of the Group's telecommunications investments to date. The Directors believe that the telecommunications sector continues to offer opportunities to create shareholder value. However, going forward, the Directors intend to concentrate on opportunities which leverage the Group's existing assets and infrastructure skills.

7.3 Dividend policy

It is National Grid's practice to pay dividends twice a year. The interim dividend is paid to qualifying shareholders in January of each year. Subject to shareholder approval, the final dividend is paid to qualifying shareholders in August each year.

On 21 November 2000, the Directors announced their aim to increase dividends per share (as expressed in pounds Sterling) by 5 per cent. in real terms in each of the next five years, based on their confidence in the Group's future strength and because the prospects for growth and greater diversity of earnings had increased. Following the Scheme becoming effective, New National Grid intends to adopt the Group's stated dividend policy.

PART II

ACQUISITION OF NIAGARA MOHAWK

1. Terms and expected timetable for the Acquisition

On 5 September 2000, National Grid announced that it had entered into an agreement to acquire Niagara Mohawk. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001. The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which have been received. The only material regulatory approval outstanding is that of the SEC. The Acquisition is expected to complete in early 2002.

Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing £:$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion.

Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. However, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the cash component of the consideration. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections.

2. Niagara Mohawk's activities

The principal activities of Niagara Mohawk are the delivery of electricity and natural gas in New York State. Its electricity customer base, at more than 1.5 million customers, is similar in size to that of National Grid USA. It also has over 0.5 million retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers.

Niagara Mohawk's electricity system is interconnected with that of National Grid USA and consists of over 9,000 miles of transmission lines and 41,000 miles of distribution lines.

3. Niagara Mohawk's regulation

As part of the regulatory approval process for the Acquisition, a ten-year rate plan was approved by the NYPSC on 28 November 2001. Under the terms of the plan, the existing freeze on gas delivery rates will continue until the end of 2004. Electricity delivery rates will be reduced by $152 million and will then be subject to only limited adjustment for a period of ten years. However, the Group's ability to adjust rates to reflect changes in the forecast commodity prices of oil and gas will continue. The balance of stranded costs recoverable in the future has been reduced by the write-off of $123 million associated with the Nine Mile Point nuclear power plants discussed in section 4 below and will be further reduced by approximately $850 million pursuant to this disposal. The Group will be permitted to earn a return on its remaining stranded costs. Under the plan, the Group will be allowed to earn a return on equity of up to 11.75 per cent. or 12 per cent. if certain customer education targets are met. Returns above this level up to 14 per cent. will be shared equally between customers and the Group. If returns exceed 14 per cent. but are below 16 per cent., customers will receive 75 per cent. of the excess with the Group receiving the balance. Should returns exceed 16 per cent., customers will receive 90 per cent. of the excess with the balance being retained by the Group.

4. Disposal of nuclear generating units and energy marketing business

On 7 November 2001, Niagara Mohawk announced that it had sold Nine Mile Point Nuclear Power Station No. 1 and its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2 to a subsidiary of Constellation Energy Group, Inc. for a total of $603 million, comprising $271 million paid in cash at closing and $332 million in principal and interest payable over five years. Under the terms of the NYPSC's approval of the sale, Niagara Mohawk's regulatory rate base will be reduced by the full amount of the principal but not by the interest payable.

On completion of the sale, Niagara Mohawk transferred to the buyer its existing decommissioning funds. The buyer has assumed responsibility for all future decommissioning costs and Niagara Mohawk has no further obligation to pay decommissioning costs. Niagara Mohawk will purchase electricity from the buyer of the units at fixed prices for approximately 10 years.

In November 2001, Niagara Mohawk sold Niagara Mohawk Energy Marketing, Inc., its unregulated energy marketing business to Select Energy, Inc. for approximately $38.5 million.

5. Expected benefits of the Acquisition

The Acquisition will more than double the size of the Group's operations in the US, consolidate its position in the north-east and offer the potential for integration and efficiency savings. Following completion of the Acquisition approximately 60 per cent. of the Group's total operating profits (before exceptional items and goodwill amortisation) are expected to be derived from the US, where National Grid has the opportunity to achieve higher returns on investment in regulated electricity businesses than in the UK. The Directors believe that the Acquisition will create value for shareholders through improved financial performance, particularly in the core transmission and distribution businesses.

Integration planning for the Acquisition is well advanced and the Directors expect to meet the cost reduction target in the rate plan by the fourth year following Completion and to achieve half the savings by 31 March 2003. The Directors believe that, as a result, the Acquisition will enhance earnings per share before exceptional items and after goodwill amortisation in the first full financial year after Completion and that the Group will achieve its additional objective of earning a nominal pre-tax return of 10.5 per cent. on its expanded US business by 31 March 2005.

Part III

Summary Financial Information

1. New National Grid

New National Grid will be the new holding company for Group once the Scheme of Arrangement becomes effective, as described in Part IV of this document.

As at 31 March 2001, New National Grid had net assets of £12,500, which primarily consisted of cash, plus an investment in a group undertaking, Grid Delaware Inc., a holding company incorporated in the US. This is represented by called up ordinary share capital of £12,500. New National Grid had no profits or losses for the period from incorporation to 31 March 2001. Except for entering into the Financing Documents, the Exchangeable Bonds Trust Deed, the Undertaking, a service contract with William E. Davis and the Sponsor's Agreement, New National Grid has not traded since 31 March 2001 and accordingly no interim financial statements to 30 September 2001 have been prepared.

2. National Grid

The following summary financial information for the three years ended 31 March 2001 has been extracted without material adjustment or derived from the annual reports of National Grid for each of those periods. The summary financial information for the six months ended 30 September 2001 and 2000 has been extracted without material adjustment or derived from the unaudited interim financial statements of National Grid for the six months ended 30 September 2001.

In the unaudited interim financial statements for the six months ended 30 September 2001, the Group adopted UK Financial Reporting Standard ("FRS") 19, "Deferred tax", to change the method of accounting for deferred taxation from a partial to a full provision basis, and also modified the presentation of the minority interests' share of the results of associated undertakings. Consequently, several restatements have been made to the comparative figures for the six months ended 30 September 2000.

Under US GAAP, National Grid adopted Statement of Financial Accounting Standard ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 142, "Accounting for Goodwill and Other Intangible Assets", with effect from 1 April 2001.

The financial information for the three years ended 31 March 2001 has not been restated to reflect the changes described above.

Throughout this section 2, unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

Summary Group profit and loss account, balance sheet and cash flow statement (under UK GAAP)

	Six months ended 30 September		Year ended 31 March		
	2001 £m	2000 £m	2001 £m	2000 £m	1999 £m
Summary Group profit and loss account (under UK GAAP)					
Group turnover	1,989.5	1,792.8	3,799.7	1,614.7	1,514.2
Operating profit					
– Group undertakings	398.6	411.5	821.1	574.7	576.9
– share of joint ventures and associate	(13.8)	(49.1)	(89.2)	(28.2)	3.0
Total operating profit[1]	384.8	362.4	731.9	546.5	579.9
Goodwill amortisation[2]	(47.7)	(39.6)	(74.5)	(7.9)	(2.5)
Exceptional items	(287.3)	85.5	217.7	1,027.3	839.2
Net interest	(152.7)	(101.0)	(250.6)	(64.9)	(118.5)
(Loss)/profit before taxation	(102.9)	307.3	624.5	1,501.0	1,298.1
Taxation					
– excluding exceptional items	(23.5)	(92.1)	(85.8)	(123.1)	(120.3)
– exceptional items	5.5	143.3	235.4	(229.5)	(162.8)
Minority interests	(3.1)	(3.7)	(5.1)	—	—
(Loss)/profit for the period	(124.0)	354.8	769.0	1,148.4	1,015.0
Dividends per ordinary share	6.46p	6.05p	15.08p	13.94p	13.07p
Summary Group balance sheet (under UK GAAP)					
Total assets	9,883.3	10,231.4	9,982.6	8,766.8	5,093.9
Creditors and provisions	(7,415.6)	(7,696.4)	(6,465.0)	(5,822.7)	(3,141.4)
Net assets employed/total shareholders' funds	2,467.7	2,535.0	3,517.6	2,944.1	1,952.5
Equity shareholders' funds	2,432.4	2,480.3	3,475.8	2,909.0	1,952.5
Summary Group cash flow statement (under UK GAAP)					
Net cash inflow from operating activities	548.0	343.4	810.6	682.0	605.9
Dividends from joint ventures	6.8	8.7	20.3	4.5	3.1
Net cash outflow for returns on investments and servicing of finance	(102.8)	(125.0)	(306.9)	(64.7)	(119.7)
Taxation	43.7	(58.4)	(137.2)	(274.3)	(154.9)
Net cash outflow for capital expenditure	(194.7)	(198.6)	(457.6)	(279.2)	(312.5)
Net cash (outflow)/inflow for acquisitions and disposals	(31.0)	(648.0)	(582.2)	(1,236.7)	934.1
Equity dividends paid	(133.4)	(123.2)	(212.5)	(197.6)	(183.1)
Net cash inflow/(outflow) before the management of liquid resources and financing	136.6	(801.1)	(865.5)	(1,366.0)	772.9
Net cash (outflow)/inflow from the management of liquid resources	(225.5)	372.3	775.2	618.8	(1,482.3)
Net cash inflow from financing	110.7	418.5	88.4	773.6	687.6
Movement in cash and overdrafts	21.8	(10.3)	(1.9)	26.4	(21.8)
Amounts in accordance with US GAAP					
Net income	36.5	447.4	810.3	1,009.8	1,002.8
Total assets	10,069.7	10,423.4	10,391.6	9,105.7	5,189.7
Net assets employed/total shareholders' funds	2,828.5	2,718.0	2,961.8	2,380.8	1,464.1
Equity shareholders' funds	2,793.2	2,663.3	2,920.0	2,345.7	1,464.1

Notes:

(1) Before exceptional costs and goodwill amortisation.

(2) Includes goodwill relating to joint ventures and associate.

2.1. Financial results for the three years ended 31 March 2001

The movement in total operating profit in the year ended 31 March 2000 reflects higher profit contributions from UK transmission, UK interconnectors and Energis, a lower profit contribution from other activities and operating losses incurred by Intelig. The increase in total operating profit in the year ended 31 March 2001 principally reflected the first full-year contribution from National Grid USA together with increased contributions from Energis and electricity transmission joint ventures. The improvement in operating profit was partially offset by the increased losses of Intelig and other telecommunications joint ventures and lower profit contributions from UK transmission and UK interconnectors.

The increase in goodwill amortisation in the year ended 31 March 2001 was mainly as a result of the NEES and EUA acquisitions.

In each of the years ended 31 March 2001, 2000 and 1999, the Group recorded exceptional profits of £242.9 million, £1,027.3 million and £891.8 million respectively, which were associated with the partial disposals of its shareholding in Energis. In 2001, the Group recorded exceptional costs of £45.3 million associated with the integration of NEES and EUA and an exceptional profit of £20.1 million on the disposal of its market services businesses. In 1999, an exceptional charge of £52.6 million was incurred in respect of closing out interest rate swaps.

The reduction in the net interest charge in the year ended 31 March 2000 reflected a lower average level of net debt as a result of the sale of shares in Energis in that and the previous year. The increase in the net interest charge in the year ended 31 March 2001 was largely attributable to the acquisitions of NEES and EUA, which were funded out of cash balances and new borrowings.

The effective tax rates for each of the years ended 31 March 2001, 2000 and 1999, excluding the impact of exceptional items and adjustments relating to prior years, were 26.0 per cent., 26.0 per cent. and 26.2 per cent. respectively. In the year ended 31 March 2001, the tax charge excluding exceptional items includes a credit of £20 million arising from an adjustment to prior years' tax.

The exceptional tax credit in 2001 of £235.4 million primarily represents the reversal of the 2000 exceptional tax charge of £229.5 million relating to the exceptional profit on the partial disposal of Energis, and arises from the realisation of capital losses for tax purposes as a result of Group restructurings.

2.2 Financial results for the six months ended 30 September 2001

Total operating profit increased by 6 per cent. to £384.8 million in the six months ended 30 September 2001, resulting from the improved performance of National Grid USA's distribution and transmission businesses and Intelig, partly offset by expected reductions in the recovery of US stranded costs and in contributions from interconnectors.

An exceptional charge of £290.4 million was taken to write down fully the carrying value of the Group's Latin American telecommunications investments and provide for all expected associated liabilities. In addition, the Group recorded an exceptional profit of £20.1 million from the partial disposal of its shareholding in Energis, which was partially offset by exceptional costs of £17.0 million substantially relating to the reorganisation of the business of National Grid Company.

The increase in net interest mainly reflects Intelig's vendor financing interest charges and exchange rate impacts on Intelig's US dollar-denominated debt. The first half of the previous financial year included a £17 million benefit relating to closing out fixed interest rate swaps.

The reduction in the tax charge excluding, exceptional items, for the six months ended 30 September 2001 reflects an adjustment to the previous period associated with the implementation of full provisioning for deferred tax and the release of prior year tax provisions in this period.

3. Niagara Mohawk

The following summary financial information under US GAAP for the three years ended 31 December 2000 has been extracted or derived from the 2000 and 1999 annual reports of Niagara Mohawk. The annual reports include the audited consolidated financial statements of Niagara Mohawk for the years ended 31 December 1999 and 2000 and of Niagara Mohawk Power for the year ended 31 December 1998. Niagara Mohawk become the new holding company for Niagara Mohawk Power in 1999. The summary financial information under US GAAP for the nine months ended 30 September 2001 and 2000 has been extracted or derived from the unaudited financial statements of Niagara Mohawk on Form 10-Q for the nine months ended 30 September 2001. The amounts in accordance with UK GAAP have been prepared solely for the purpose of these Summary Listing Particulars and are unaudited.

	Nine months ended 30 September		Year ended 31 December		
	2001 $m	2000 $m	2000 $m	1999 $m	1998 $m
Summary consolidated statement of income (under US GAAP)					
Operating revenues	3,591.4	3,339.7	4,539.3	4,084.2	3,992.4
Operating income	233.1	382.5	429.8	528.8	149.2
Impairment charge on investment	(44.0)	–	–	–	–
Other income/(deductions)	(9.9)	(6.5)	(13.5)	3.9	60.8
Interest charges	(297.6)	(329.1)	(437.3)	(485.2)	(397.2)
Preferred dividend requirement of subsidiary	(23.2)	(23.7)	(31.4)	(36.8)	(36.6)
Income/(loss) before income taxes	(141.6)	23.2	(52.4)	10.7	(223.8)
Income taxes	93.9	(24.8)	6.8	(22.0)	66.4
Loss before extraordinary item	(47.7)	(1.6)	(45.6)	(11.3)	(157.4)
Extraordinary item – extinguishment of debt net of tax	–	(0.9)	(0.9)	(23.8)	–
Cumulative effect of a change in accounting principle, net of income taxes	12.8	–	–	–	–
Net loss	(34.9)	(2.5)	(46.5)	(35.1)	(157.4)
Summary consolidated balance sheet (under US GAAP)					
Total assets	12,296.5		12,642.3	12,670.4	13,861.2
Liabilities, commitments and contingencies	(4,374.1)		(4,794.5)	(4,150.4)	(3,764.8)
Total capitalisation	7,922.4		7,847.8	8,520.0	10,096.4
Common stockholders' equity	2,616.3		2,675.1	2,976.1	3,170.1
Summary consolidated cash flows (under US GAAP)					
Net cash provided by/(used in) operating activities	585.2	563.8	827.0	758.4	(3,277.0)
Net cash provided by/(used in) investing activities	(168.4)	(197.8)	(293.0)	490.8	(447.1)
Net cash provided by/(used in) financing activities	(54.4)	(368.5)	(541.8)	(1,306.0)	3,518.9
Net increase/(decrease) in cash	362.4	(2.5)	(7.8)	(56.8)	(205.2)
Amounts in accordance with UK GAAP					
Net (loss)/income	(31)	8	(25)	(47)	(155)
Common stockholders' equity	2,436		2,478	2,752	2,958

Part IV

Scheme Of Arrangement

1. Introduction

On 5 September 2000, National Grid announced that it had signed a merger agreement under which National Grid would acquire Niagara Mohawk through the introduction of a new holding company for the Group, New National Grid, by means of a scheme of arrangement under section 425 of the Act. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001.

Implementation of the Scheme requires the approval of National Grid Shareholders at the Court Meeting and a special resolution to be passed at the Scheme EGM. Once National Grid Shareholders have approved the Scheme at the Court Meeting and the Scheme EGM, the Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Scheme is that, when the Court Order is delivered to the Registrar of Companies and registered by him, all National Grid Shareholders are bound by the terms of the Scheme. The Special Shareholder has already consented to the Scheme and New National Grid has given its consent to the Scheme and a written undertaking to be bound by the terms of the Scheme.

It is expected that the Scheme Effective Date will be in early 2002. Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and National Grid Group plc will be renamed National Grid Holdings One plc. It is expected that trading in the New National Grid Shares and the New National Grid ADSs arising from the Scheme will commence on the Scheme Effective Date.

2. Reasons for the Scheme

The terms of the Acquisition allow Niagara Mohawk Shareholders to elect to receive cash, New National Grid ADSs, or a mixture of both, in exchange for their Niagara Mohawk Shares. Under US tax legislation, Niagara Mohawk shareholders would normally be liable to US tax in respect of the cash they receive. In addition, depending on their circumstances, they may be liable to US tax in respect of ADSs received because the cash portion of the purchase price will exceed, in aggregate, 20 per cent. of the total purchase price.

At the time the Acquisition was announced, National Grid agreed to pay approximately one-third in aggregate of the purchase price in cash and reserved the right to increase the aggregate cash portion of the purchase price if cash elections were received in excess of this amount. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Any increase in the aggregate cash portion of the purchase price will not affect the total purchase price paid to Niagara Mohawk Shareholders.

The Scheme allows National Grid the flexibility to set the aggregate cash portion of the purchase price at any level above 20 per cent. of the total purchase price as, under US tax legislation, the introduction of New National Grid as the new holding company of National Grid shortly before completion of the Acquisition should ensure that Niagara Mohawk Shareholders receive New National Grid ADSs in exchange for their Niagara Mohawk Shares on a tax-free basis.

3. Effect of the Scheme

The effect of the Scheme will be that Scheme Shareholders and holders of Scheme ADSs will have their respective interests in National Grid replaced by an equivalent proportionate interest in New National Grid (of which National Grid will be a wholly-owned subsidiary). Subject to the dilutive effect of the New National Grid ADSs subsequently issued to Niagara Mohawk Shareholders in connection with the Acquisition, any subsequent exercise of options granted under the National Grid Share Schemes and the exchange of any Exchangeable Bonds, their proportionate interests in the profits, net assets and dividends of the National Grid Group will not be affected.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective, and dealings in the New National Grid Shares to be issued pursuant to the

Scheme and in New National Grid ADSs arising from the Scheme will commence, in early 2002. If the Scheme has not become effective by 31 August 2002 (or such later date as the Court may allow), it will lapse, in which event the position of National Grid Shareholders, holders of National Grid ADSs and the Special Shareholder will remain unchanged.

4. Memorandum and Articles of Association of New National Grid

The Memorandum and Articles of Association of New National Grid are substantially the same as the existing Memorandum and Articles of Association of National Grid. Accordingly, the rights attaching to New National Grid Shares will, after the Scheme becomes effective, be substantially the same as the rights attaching to National Grid Shares.

The New National Grid Articles expressly permit shares to be held in uncertificated form in accordance with the CREST Regulations and the rules of CREST (the electronic settlement system).

It is proposed that those who hold an interest in New National Grid through New National Grid ADSs and who are registered in the books of the Depositary should have rights to attend, speak and vote at general meetings. Accordingly, the New National Grid Articles will enable the Depositary to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that holders of New National Grid ADSs will be able to vote on special and extraordinary resolutions, the New National Grid Articles will require such resolutions to be decided on a poll. All ordinary resolutions will continue to be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll.

The New National Grid Articles also give effect to the Electronic Communications Order which allows for communication between companies and their shareholders by electronic means.

5. Authorities relating to New National Grid

By resolutions of New National Grid passed on 7 December 2001, the authorised share capital of New National Grid was increased by £1 by the creation of the New National Grid Special Share and, conditional on the Scheme becoming effective, the Directors of New National Grid were authorised to issue and allot the New National Grid Special Share and New National Grid Shares, and to make purchases of New National Grid's own ordinary shares.

Following completion of the Scheme and the Acquisition, the Directors of New National Grid will have authority to issue and allot up to approximately one-third of the nominal amount of the then issued share capital. The Directors of New National Grid have no present intention of issuing shares except pursuant to the Scheme, the Acquisition, on the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans and in connection with the Exchangeable Bonds.

PART V

ADDITIONAL INFORMATION

1. Fair summary

The Directors and the Proposed Directors are satisfied that these Summary Listing Particulars contain a fair summary of the key information set out in the Listing Particulars.

2. Working capital

New National Grid is of the opinion that the Group as enlarged by the Acquisition has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

3. Share capital

3.1 Under the Scheme, New National Grid will issue New National Grid Shares, credited as fully paid, to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held and will issue the New National Grid Special Share to the Special Shareholder. Accordingly, the proposed authorised, issued and fully paid share capital of New National Grid immediately before completion of the Acquisition will be as follows:

Authorised Number	Authorised Amount		Issued Number	Issued Amount
2,500,000,000	£250,000,000	New National Grid Shares	1,486,690,953	£148,690,693.50
1	£1	New National Grid Special Share	1	£1

Note: The table set out above assumes no issues of shares by New National Grid or National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme.

3.2 Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing £:$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion. Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. Assuming this level of cash consideration, a price of 435.5 pence per National Grid Share and an exchange rate of £1: $1.432 (being the Closing Price of a National Grid Share and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document), the maximum number of New National Grid Shares which could be issued pursuant to the Acquisition is 312,238,507.

However, under the terms of the Merger Agreement, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the aggregate cash portion of the purchase price. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Assuming that the aggregate cash portion of the price paid represents 50 per cent. of the total consideration, a price per National Grid Share of 435.5 pence and an exchange rate of £1: $1.432 (being the Closing Price of a National Grid Share and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document),

share price and the authorised, issued and fully paid share capital of New National Grid immediately following completion of the Acquisition will be as follows:

Authorised Number	Authorised Amount		Issued Number	Issued Amount
2,500,000,000	£250,000,000	New National Grid Shares	1,724,403,787	£172,440,378.70
1	£1	New National Grid Special Share	1	£1

Note: The table set out above also assumes no issues of shares by New National Grid, National Grid or Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in the case of New National Grid connection with the Scheme and the Acquisition.

No fractions of New National Grid ADSs will be issued in connection with the Acquisition. Niagara Mohawk Shareholders who would otherwise have been entitled to receive a fraction of a New National Grid ADS under the terms of the Acquisition will receive cash in lieu of such fraction.

4. Directors, Secretary and Proposed Directors of New National Grid

4.1 Directors and Secretary

The Directors and their functions are set out below:

Name	Function
James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box	Group Finance Director
Richard Paul Sergel	Group Director, North America
Steven John Holliday	Group Director, UK and Europe
Edward Morrison Astle	Group Director, Telecommunications
Robert Frederick William Faircloth	Non-executive Director
John Albert Martin Grant	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds	Non-executive Director

The business address of each of the Directors is 15 Marylebone Road, London NW1 5JD, with the exceptions of Richard Sergel and Paul Joskow each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582.

Fiona Smith is Group General Counsel and Company Secretary of New National Grid.

4.2 Proposed Directors

It is proposed that, following Completion, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years from Completion to help ensure a smooth transition and rapid integration and will also be appointed as an Executive Director of New National Grid. One of Niagara Mohawk's non-executive directors, Dr Bonnie G. Hill, will also join the Board as a Non-executive Director.

4.3 Directors' and Proposed Directors' backgrounds

James Ross, Chairman, 63

Appointed as a director of National Grid on 1 March 1999, he became Chairman in July 1999. He is also chairman of Littlewoods plc, having been chief executive of Cable and Wireless plc from 1992 to 1995. Before that he was a managing director of British Petroleum Company plc and chairman and chief executive officer of

BP America. He is a non-executive director of McGraw Hill and Datacard, both based in the US, and Schneider Electric based in France.

Roger Urwin, Group Chief Executive, 55

Appointed as a director of National Grid and of National Grid Company in 1995, Roger Urwin became Group Chief Executive in April 2001. He was previously chief executive of London Electricity plc and, prior to this, held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as director of engineering. He is a non-executive director of Energis, The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering.

Stephen Box, Group Finance Director, 51

Appointed as a director of National Grid and of National Grid Company in August 1997. Formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel.

Rick Sergel, Group Director, North America, 52

Appointed as a director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a director of National Grid USA. From February 1998 until the acquisition of NEES by the Group, he served as its president and chief executive officer. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation.

Steven Holliday, Group Director, UK and Europe, 45

Appointed as a director of National Grid and Chief Executive of National Grid Company in March 2001. Steven Holliday was an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas.

Edward Astle, Group Director, Telecommunications, 47

Appointed as a director of National Grid in September 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to that he held a number of positions with Cable & Wireless. He is chairman of 3G Lab Ltd and a non-executive director of Intec Telecom Systems plc and Ilotron Limited.

Bob Faircloth, Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees, 65.

Appointed as a director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies.

John Grant, Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees, 56

Appointed as a director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also a non-executive director of Torotrak plc, Corac Group Plc and Cordex plc.

Paul Joskow, Non-executive Director and a member of the Audit Committee, 54

Appointed as director of National Grid in 2000, Paul Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT) and is director of the MIT Center for Energy and Environmental Policy Research. He is a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul Joskow served as a director of NEES from 1987 until its acquisition by the Group. He is a Trustee of the Putman Mutual Funds, a director of State Farm Indemnity Company and a director of the Whitehead Institute for Biomedical Research.

Richard Reynolds, Non-executive Director and a member of the Audit and Remuneration Committees, 62

Appointed as a director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995. He was managing director of GEC Telecommunications and became managing director of GPT on the merger of the GEC and Plessey telecommunications companies. He was also chairman of GPT and is currently chairman of Wavionix Software Limited. He is also a non-executive director of Photobition Group plc and Telme Group plc.

William E. Davis, 59

Appointed chairman and chief executive of Niagara Mohawk on 17 March 1999, William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an Executive Deputy Commissioner with the New York State Energy Office. He is also a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York and Syracuse University.

Dr Bonnie G. Hill, 60

Elected as a non-executive director of Niagara Mohawk in 1991, Bonnie Hill is chair of the Committee of Corporate Public Policy and Environmental Affairs and a member of both the Executive and Compensation and Succession Committees. Prior to July 2001, she was president and chief executive officer of The Times Mirror Foundation and was senior vice president of the Los Angeles Times newspaper. Bonnie Hill is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She is president of B. Hill Enterprises, LLC, a consulting firm, and the chief operating officer of Icon Blue, a brand marketing company.

5. Material contracts

5.1 New National Grid and the National Grid Group

Save for the contracts described in this section 5.1 and the agreements which have been made available for inspection within the last two years being:

(i) the Merger Agreement summarised in the circular to National Grid Shareholders dated 2 January 2001;

(ii) the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the €750,000,000 6.125 per cent. guaranteed bonds due 2001 issued by NGG Finance plc and guaranteed by National Grid, which were summarised in the offering circular issued by NGG Finance plc on 20 August 2001; and

(iii) the trust deeds subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

no contracts (other than contracts entered into in the ordinary course of business) have been entered into by New National Grid or any member of the Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which New National Grid or any member of the Group has any obligation or entitlement which is material to New National Grid or the Group as at the date of this document.

5.1.1 A credit agreement dated 22 November 2001 (the "Credit Agreement") between (1) New National Grid (as guarantor and borrower); (2) NGG Finance plc ("NGGF") (as borrower); (3) National Grid (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited (the "Arrangers"); (5) HSBC Investment Bank plc (the "Agent"); (6) HSBC (USA) Inc. (the "Swingline Agent"); and (7) certain banks and financial institutions (the "Banks") which provides for:

(a) a US$1.7 billion committed 364 day dollar denominated multicurrency revolving credit facility extending for a further 364 days (subject to the consent of each Bank in relation to extension of that Bank's commitment) and/or converting to a term loan maturing no later than the third anniversary of signing of the Credit Agreement (at the option of the listed National Grid Group holding company from time to time) to be made available to the listed National Grid Group holding company from time to time, National Grid, NGGF or any approved nominated subsidiary and to be used in or towards financing the Acquisition (together with acquisition costs and other expenses and the refinancing of existing Niagara Mohawk borrowings) ("Facility A");

(b) a US$600 million committed dollar denominated multicurrency five year revolving credit facility including a US$300 million swingline facility to be made available to the listed National Grid Group holding company from time to time, National Grid, NGGF and approved nominated subsidiaries and to be used for general corporate purposes ("Facility B") (Facility B together with Facility A being the "Facilities").

The rate of interest payable on the Facilities is LIBOR together with margins of 37.5 basis points for Facility A and 42.5 basis points for Facility B which margins may be increased or reduced according to certain formulae depending on percentage utilisation and partial cancellation. Interest on the swingline facility would be the higher of the Swingline Agent's prime rate and the Federal Funds Rate.

Certain fees and expenses will be payable in connection with the Credit Agreement including a bookrunners' fee, underwriting and participation fees, commitment fees and agency fees.

5.1.2 A letter agreement dated 20 November 2001 between New National Grid, National Grid Company, National Grid and the European Investment Bank ("EIB"), setting out the terms under which a guarantee to be given by New National Grid in respect of the obligations of National Grid Company under a finance contract for £200 million between EIB and National Grid Company will become effective.

5.1.3 The Exchangeable Bonds Trust Deed relating to the substitution of New National Grid for National Grid as the issuer of shares under the exchange right in relation to the Exchangeable Bonds.

5.1.4 The Undertaking.

5.1.5 The Sponsor's Agreement which provides for the payment by New National Grid (or, if the Scheme does not become effective or New National Grid fails to pay, National Grid) of certain expenses incurred by Rothschild in connection with the Sponsor's Agreement and Admission, including its legal fees. The Sponsor's Agreement contains (i) certain warranties by New National Grid and National Grid as to the accuracy of the information contained in the Listing Particulars, and in relation to other matters relating to the National Grid Group and its businesses; (ii) an indemnity from New National Grid and, to the extent lawful, National Grid in favour of Rothschild; and (iii) certain undertakings from New National Grid and National Grid relating, inter alia, to consultation with, and the provision of information to, Rothschild in its capacity as sponsor. The Sponsor's Agreement also sets out certain circumstances in which it will or may be terminated.

5.2 Niagara Mohawk

Save for the contracts described in this section 5.2, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Niagara Mohawk Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of the Niagara Mohawk Group has any obligation or entitlement which is material to the Niagara Mohawk Group as at the date of this document.

(i) the Merger Agreement;

(ii) an Asset Purchase and Sale Agreement dated as of 7 August 2000, and made by and among Niagara Mohawk Power, Central Hudson, Consolidated Edison Company of New York, Inc. ("Con Ed"), and Dynegy Power Corp. ("Dynegy"), whereby:

(a) Dynegy agreed to purchase the Roseton generating facility and related assets;

(b) Dynegy agreed to purchase and assume Niagara Mohawk Power's 25 per cent. undivided interest in the assets acquired under the Asset Purchase and Sale Agreement for $78.8 million, plus $1.2 million for retained facilities; and

(c) Dynegy assumed most of Niagara Mohawk Power's obligations as related to the assets, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

(iii) an Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear and Constellation Energy Group, Inc., as Guarantor of Constellation Nuclear, whereby:

(a) Constellation Nuclear agreed to purchase the Nine Mile Point No. 1 nuclear generating facilities from Niagara Mohawk Power;

(b) Constellation Nuclear agreed to pay $235.2 million (subject to adjustment) to Niagara Mohawk Power for the assets acquired under the Asset Purchase Agreement; and

(c) Constellation Nuclear assumed most of Niagara Mohawk Power's obligations as related to the Nine Mile Point No. 1 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

(iv) an Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. as Guarantor of Constellation Nuclear, whereby:

(a) Constellation Nuclear agreed to purchase Niagara Mohawk Power's 41 per cent. interest in the Nine Mile Point No. 2 nuclear generating facilities from Niagara Mohawk Power, together with the interests of RG&E, Central Hudson and NYSEG in Nine Mile Point No. 2 (a total of 82 per cent. of the interests in Nine Mile Point No. 2);

(b) Constellation Nuclear agreed to pay an aggregate of $582.8 million (subject to adjustment) to Niagara Mohawk Power and the other sellers for the assets acquired under the Asset Purchase Agreement; and

(c) Constellation Nuclear assumed most of the sellers' obligations as related to the Nine Mile Point No. 2 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date; and

(v) a Stock Purchase Agreement dated as of 28 September 2001 and made between Niagara Mohawk and Select Energy, Inc. ("Select") whereby:

(a) Select agreed to purchase all of the outstanding shares of Niagara Mohawk Energy Marketing, Inc., an indirect wholly-owned subsidiary of Niagara Mohawk; and

(b) Select agreed to pay $38.5 million (subject to adjustment) to Niagara Mohawk for the outstanding shares to be acquired under the Stock Purchase Agreement.

6. Litigation

6.1 New National Grid and National Grid Group

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New National Grid or National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of New National Grid, National Grid or the Group.

6.2 Niagara Mohawk

6.2.1 On 12 November 1993, Fourth Branch Associates Mechanicville ("FBAM") filed an action against Niagara Mohawk Power and various officers, directors and employees of Niagara Mohawk Power for fraud, negligence and misrepresentation, breach of contract, breach of a duty of good faith and fair dealing and intentional destruction of business. In its complaint, FBAM sought compensatory and punitive damages. Subsequently, FBAM discontinued its action with respect to the individual defendants and eleven of the thirteen original causes of action were dismissed, leaving only two causes of action which seek recovery for alleged breach of contract and an alleged breach of a duty of good faith and fair dealing by Niagara Mohawk Power. Discovery proceedings have been completed. FBAM filed a Trial Term Note of Issue on 30 August 2001 placing the case on the Albany County Supreme Court trial calendar and the case was assigned a trial date of 1 April 2002. A pre-trial conference was held on 9 October 2001 and a motion for summary judgment was filed on behalf of Niagara Mohawk Power on 15 November 2001.

FBAM submitted an amended unilateral offer of settlement to FERC and Niagara Mohawk Power responded to this offer. On 23 November 1999, FERC issued a comprehensive order rejecting FBAM's unilateral offer of settlement, dismissing FBAM's complaint of anti-competitive conduct by Niagara Mohawk Power, and determining that there had been an implied surrender of the FERC licence for the Mechanicville Project. A petition for rehearing was denied. On 21 April 2000, FBAM filed a Petition for review of the FERC orders with the US Court of Appeals for the D.C. Circuit, which is still pending. On 16 August 2000, FERC staff directed Niagara Mohawk Power and FBAM to file a plan to cover decommissioning or any other proposed alternatives and both parties have submitted such plans.

Niagara Mohawk Power believes that it has meritorious defences to the remaining claims of FBAM and intends to defend them vigorously. At the present time, Niagara Mohawk is unable to estimate the exposure, if any, which Niagara Mohawk Power might incur as a result of this litigation.

6.2.2 On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the federal Clean Air Act. However, there has been no action from the Attorney General to date. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is currently in the discovery phase.

Niagara Mohawk is unable to predict whether or not the results of this enforcement action will have an adverse material effect on its financial position and results of operation or whether Niagara Mohawk's action against NRG will be successful.

6.2.3 Save as disclosed in this section 6.2, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New National Grid or National Grid are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Niagara Mohawk Group.

7. Significant change

7.1 There has been no significant change in the financial or trading position of New National Grid and its subsidiary since 31 March 2001, the date to which the last audited financial statements of New National Grid were made up.

7.2 There has been no significant change in the financial or trading position of National Grid and its subsidiaries since 30 September 2001, the date to which the last unaudited interim financial statements of National Grid were made up.

7.3 Save for the sale of Niagara Mohawk's interests in the Nine Mile Point nuclear generating facilities described in section 4 of Part II of this document, there has been no significant change in the financial or trading position of Niagara Mohawk and its subsidiaries since 30 September 2001, the date to which the last unaudited quarterly financial statements of Niagara Mohawk were made up.

8. Additional information

8.1 N M Rothschild & Sons Limited is registered in England (number 925279) and has its registered office at New Court, St. Swithin's Lane, London EC4P 4DU. N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

8.2 Employees of N M Rothschild & Sons Limited who are advising National Grid and New National Grid in relation to the Acquisition, the Scheme, the proposed listing and admission to trading have an interest, in aggregate, in 868 National Grid Shares.

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Acquisition"	the acquisition of Niagara Mohawk by National Grid Group pursuant to the Merger Agreement
"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New National Grid Shares to (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADS"	an American depositary share
"Authority"	the Gas and Electricity Markets Authority
"Board" or "Directors"	the board of directors of National Grid or, following the Scheme becoming effective, New National Grid (as the context requires) listed in section 7.1 of Part VII of this document
"business day"	any day other than a Saturday or Sunday on which banks are generally open for business in England and Wales
"CEC"	Copperbelt Energy Corporation plc
"Citelec"	Compañía Inversora en Transmisión Eléctrica CITELEC S.A.
"Closing Price"	the closing middle market quotation of the relevant share as derived from the Daily Official List of the London Stock Exchange plc
"Company" or "National Grid"	National Grid Group plc
"Completion"	the closing of the Acquisition following satisfaction or waiver of the conditions attaching to the Acquisition and the delivery of certificates of merger for filing with the Department of State of the State of New York and the Secretary of State of the State of Delaware in accordance with the Merger Agreement
"Court"	the High Court of Justice of England and Wales
"Court Meeting"	the meeting of National Grid Shareholders convened by direction of the Court pursuant to section 425 of the Act for 11.00 a.m. on 7 January 2002, to consider and, if thought fit, approve the Scheme, including any adjournment thereof
"Court Order"	the Order of the Court sanctioning the Scheme under section 425 of the Act and confirming the reduction of the share capital of National Grid

"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as from time to time amended
"Depositary"	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA
"Electronic Communications Order"	the Companies Act 1985 (Electronic Communications) Order 2000
"Energis Polska"	Energis Polska Sp. zo.o
"EUA"	Eastern Utilities Associates, which now forms part of National Grid USA
"Exchange Rate"	the £:$ Bank of England official closing exchange rate published daily on Reuters at 4 p.m.
"Exchangeable Bonds"	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company exchangeable into National Grid Shares (or, following the Scheme becoming effective, New National Grid Shares)
"Exchangeable Bonds Trust Deed"	a supplemental trust deed dated 10 December 2001 between National Grid Company, New National Grid, National Grid and The Law Debenture Trust Corporation p.l.c. (the "Trustee") relating to the substitution of New National Grid for National Grid as the issuer of shares under the exchange right in relation to the Exchangeable Bonds; and
"FERC"	Federal Energy Regulatory Commission
"Financing Documents"	(a) a credit agreement dated 22 November 2001 between New National Grid (as borrower and guarantor), National Grid (as borrower and guarantor), NGG Finance plc (as borrower), various arrangers, HSBC Investment Bank plc as facility agent, HSBC Bank (USA) Inc. as swingline agent and various banks and financial institutions as lenders for various facilities totalling $2.3 billion; and (b) a letter agreement dated 20 November 2001 between New National Grid, National Grid Company, National Grid and the European Investment Bank ("EIB"), setting out the terms under which a guarantee to be given by New National Grid in respect of the obligations of National Grid Company under a finance contract for £200 million between EIB and National Grid Company will become effective
"GAAP"	Generally Accepted Accounting Principles
"GridCom"	GridCom Limited
"Group" or "National Grid Group"	National Grid (or, following the Scheme becoming effective, New National Grid) and its subsidiary undertakings (and "member of the

	National Grid Group" and "member of the Group" shall be construed accordingly)
"Intelig"	Intelig Telecomunicações Limitada
"Listing Particulars"	the listing particulars dated 10 December 2001 relating to New National Grid prepared in accordance with the Listing Rules
"Listing Rules"	the listing rules of the UK Listing Authority, made under section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Manquehue net"	Manquehue net S.A.
"Merger Agreement"	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000 entered into between National Grid, New National Grid, Grid Delaware, Inc., a wholly-owned subsidiary of New National Grid, and Niagara Mohawk
"MW"	megawatt, one million watts
"National Grid" or "Company"	National Grid Group plc
"National Grid ADSs"	ADSs of National Grid, each of which represents five National Grid Shares
"National Grid Company"	The National Grid Company plc, a wholly-owned subsidiary of National Grid, which, inter alia, owns and operates the high voltage electricity transmission system in England and Wales
"National Grid Group" or "Group"	National Grid (or, following the Scheme becoming effective, New National Grid) and its subsidiary undertakings (and "member of the National Grid Group" and "member of the Group" shall be construed accordingly)
"National Grid Share Schemes"	the existing employee share schemes and incentive plans operated by National Grid comprising the Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme (1990), 1999 Savings Related Share Option Scheme, Share Matching Scheme (1996), Profit Sharing Scheme (1990), 1999 US Employee Stock Purchase Plan, Incentive Compensation Plan, National Grid USA Incentive Thrift Plans and Deferred Compensation Plan
"National Grid Shareholders"	holders of National Grid Shares
"National Grid Shares" or "Shares"	ordinary shares of $11\frac{13}{17}$ pence each in the capital of National Grid
"National Grid Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder
"National Grid USA"	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid's US electricity operations

"NEES"	New England Electric System, which now forms part of National Grid USA
"NEESCom"	NEESCom, Inc.
"NEP"	New England Power Corporation, Inc.
"NEPOOL"	New England Power Pool
"New National Grid"	New National Grid plc, which following implementation of the Scheme, will be the new holding company of National Grid
"New National Grid ADSs"	ADSs of New National Grid, each of which will represent five New National Grid Shares
"New National Grid Articles"	the Articles of Association of New National Grid
"New National Grid Share Plans"	the proposed new employee share plans summarised in section 11 of Part VII of this document and comprising the National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid Employee Trust 2002 and National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002
"New National Grid Shares"	ordinary shares of 10 pence each in the capital of New National Grid
"New National Grid Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of New National Grid to be issued to the Special Shareholder pursuant to the Scheme
"Niagara Mohawk"	Niagara Mohawk Holdings, Inc.
"Niagara Mohawk Group"	Niagara Mohawk and its subsidiary undertakings (and "member of the Niagara Mohawk Group" shall be construed accordingly)
"Niagara Mohawk Power"	Niagara Mohawk Power Corporation, a wholly owned subsidiary of Niagara Mohawk
"Niagara Mohawk Shareholders"	holders of Niagara Mohawk Shares
"Niagara Mohawk Shares"	shares of Niagara Mohawk common stock
"NYPSC"	New York Public Service Commission
"NYSE"	New York Stock Exchange, Inc.
"Official List"	the Official List of the UK Listing Authority
"Proposed Directors"	William E. Davis and Dr Bonnie G. Hill
"PKP"	Polskie Koleje Panstwowe, the Polish national railway company
"Registrar of Companies"	the Registrar of Companies in Cardiff
"Rothschild"	N M Rothschild & Sons Limited

"RTO"	a regional transmission organisation, which is an organisation proposed by the FERC for the planning, operation and co-ordination of the transmission networks within a defined geographical region of the US
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Act set out in Part III of the Scheme Circular, in its original form or with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court
"Scheme ADSs"	all National Grid ADSs in issue at 4.00 p.m. (New York time) on the Scheme Record Date
"Scheme Circular"	the document dated 10 December 2001 sent to National Grid Shareholders containing, inter alia, the Scheme of Arrangement and the notice of the Court Meeting and the Scheme EGM
"Scheme Effective Date"	the date and time at which an office copy of the Court Order is registered by the Registrar of Companies and the Scheme becomes effective, expected to be in early 2002
"Scheme EGM"	the extraordinary general meeting of National Grid Shareholders to be held at 11.15 a.m. (or if later, immediately following the conclusion or adjournment of the Court Meeting) on 7 January 2002, including any adjournment thereof
"Scheme Record Date"	the business day immediately preceding the Scheme Effective Date
"Scheme Shareholder"	a holder of Scheme Shares
"Scheme Shares"	(a) all National Grid Shares in issue at the date of the Scheme being 10 December 2001; (b) all (if any) additional National Grid Shares in issue 48 hours prior to the Court Meeting; and (c) all (if any) further National Grid Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for under the Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing to be bound by the Scheme
"SEC"	US Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"Silica Networks"	Silica Networks Company S.A.
"Special Shareholder"	the holder of the National Grid Special Share or the New National Grid Special Share, as the context so requires, being currently the Secretary of State
"Sponsor's Agreement"	An agreement dated 10 December 2001 between New National Grid, National Grid and Rothschild, whereby New National Grid has appointed Rothschild to act as its sponsor in connection with Admission.
"Sterling" or "£"	the lawful currency for the time being in the UK

"Summary Listing Particulars"	these summary listing particulars, containing a summary of information derived from the Listing Particulars, prepared in accordance with the Listing Rules
"Transba"	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
"Transener"	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the United Kingdom Listing Authority
"UK Trust"	the Rules and Trust Deed of the National Grid Employee Share Ownership Plan 2002 (UK Plan)
"uncertificated" or "in uncertificated form"	recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Undertaking"	the consent to the Scheme and the undertaking to be bound by its terms executed by New National Grid in favour of National Grid and dated 10 December 2001
"US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"US dollars" or "$"	the lawful currency for the time being in the US

Printed by **Burrups**, a St Ives Company B649880/2928
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **8 January 2002**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for December 2001

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	**DETAILS**
28.12.01	NGG's Exec. Directors' share interests (further operation of the Quest).
28.12.01	National Grid Mails Forms of Election to Shareholders of Niagara Mohawk.
21.12.01	Blocklisting six-monthly return.
21.12.01	NGG's Exec. Directors' share interests (Quest allotted more shares).
21.12.01	National Grid and Niagara Mohawk- update on preferred Stock
19.12.01	NGG's Exec. Directors' share interests (further operation of ESOP).
10.12.01	Publication of National Grid's NIMO Circular, and Listing Particulars. **Note**: A separate Form 6-k was sent by the 'Edgar System' with these documents, on 14th December 2001.
5.12.01	Notification of Capital Group's interest increased to 7.05%.
5.12.01	NGG's Exec. Directors' share interests (further operation of ESOP).

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for December 2001

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: ______________________

Name: D C Forward

Title: Assistant Secretary

Date: 8 January 2002

Story issued on 28th December 2001 at 15:55

RNS Number:3009P
National Grid Group PLC
28 December 2001

National Grid Group plc (National Grid)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to
Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 34,321 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

END

R[illegible]PBATMMITBAB

Story issued on 28th December 2001 at 10:07

RNS Number:2711P
National Grid Group PLC
28 December 2001

National Grid Mails Forms of Election to Shareholders of Niagara Mohawk

National Grid Group plc announced today that it has mailed Forms of Election to shareholders of Niagara Mohawk Holdings, Inc. (Niagara Mohawk) in connection with its acquisition of Niagara Mohawk. The acquisition is subject to approval by the required Securities and Exchange Commission and is expected to be completed in early 2002.

ENQUIRIES:

National Grid:

Investors

Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)

Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)

Media

Susan Stevens +44 (0)20 7312 5740 +44 (0)7769 671560(m)

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571

Anthony Carlisle +44 (0)7973 611888(m)

END

MSCBGBDDUGDGGBI

Story issued on 21st December 2001 at 16:52

RNS Number:1602P
National Grid Group PLC
21 December 2001

NATIONAL GRID GROUP plc (National Grid)

BLOCK LISTING SIX MONTHLY RETURN

NB: References are to NGG Ordinary shares of 11 and 13/17p.

1. Name of Company: National Grid Group plc

2. Name of Schemes:

   National Grid Employee Sharesave Scheme,
   Executive Share Option Scheme,and Profit Share Scheme.

3. Period: 14 June 2001 to 13 December 2001

4. Shares not issued at end of last period:

Sharesave -	73,063
Executive -	1,838,965
Profit Share -	2,246,564

5. Shares issued/allotted during period:

Sharesave-	
(issued to Quest)	(1,087,396)
Plus new blocklisting	5,000,000
Executive-	
(issued to ESOP)	(785,335)
Profit Share-	Nil

6. Balance not yet issued/allotted at end of period:

Sharesave-	3,985,667
Executive-	1,053,630
Profit Share -	2,246,564

7. No. of shares originally listed and date of admission:

   1,460,820,863 (9.2.98; Post NGG capital consolidation): 11 and 13/17p ordinary shares.

Total number of shares in issue
at the end of the period: 1,486,906,935

Contact: D C Forward, Assistant Secretary Tel: 0207 312 5860

NATIONAL GRID GROUP plc (National Grid)

BLOCK LISTING SIX MONTHLY RETURN

NB: References are to NGG Ordinary shares of 11 and 13/17p.

1. Name of company: National Grid Group plc

2. Name of Scheme: The National Grid Company plc
   4.25 per cent Exchangeable Bonds 2008.

3. Period: 14 June 2001 to 13 December 2001.

4. Shares not issued at end of last period: 242,587

5. Shares issued/allotted during period: NIL

6. Balance not yet issued/allotted
   at end of period: 242,587

7. No. of shares originally listed and date of admission:
   1,460,820,863 (9.2.98) Post NGG capital consolidation:
   11 and 13/17p ordinary shares.

Total number of shares in issue at
the end of the period: 1,486,906,935

Contact: D C Forward, Assistant Secretary
Tel: 0207 312 5860

END

BLRBLBDDGXDGGBB

Story issued on 21st December 2001 at 16:50

RNS Number:1635P
National Grid Group PLC
21 December 2001

National Grid Group plc (National Grid)

National Grid QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST ('Quest')
(Notification Of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically became interested in 11,129,533 NGG Ordinary shares by virtue of the Quest being allotted the shares and those Directors being potential beneficiaries under the Quest.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases whenshares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860)

END

RDSTBBFTMMJTBLB

Story issued on 21st December 2001 at 10:27

RNS Number:0954P
National Grid Group PLC
21 December 2001

National Grid and Niagara Mohawk - update on Preferred Stock

National Grid Group plc announced today that it will, within a year of closing the acquisition of Niagara Mohawk Holdings, Inc. (Niagara Mohawk), have Niagara Mohawk Power Corporation (Niagara Power) or an affiliate make offers to purchase all of the then outstanding preferred stock of Niagara Power. Such offers will be made at prices that are customary for a tender offer to purchase similar preferred stock and will be determined at the time the offers are made. Such determination of prices will be made by National Grid based on advice of an investment banking firm. National Grid's commitment will not affect the ability of Niagara Power to voluntarily redeem or otherwise call its preferred stock. National Grid's commitment is subject to completion of the Niagara Mohawk acquisition. The offers will also be subject to receiving all required regulatory approvals required for preferred stock offerings.

Niagara Power currently has outstanding preferred stock with a par value of approximately $440 million with dividend rates ranging from 3.4% to 7.85%. This offer commitment to make offers resolves issues raised by certain Niagara Power preferred stockholders in an intervention filed at the Securities and Exchange Commission in connection with the acquisition of Niagara Mohawk, and this intervention has been withdrawn. The acquisition of Niagara Mohawk is expected to be completed in early 2002.

National Grid Group plc has not commenced the tender offer that is referred to in this communication and, because commencement of such tender offer is subject to certain conditions, including completion of the acquisition of Niagara Mohawk Holdings, Inc. by National Grid Group plc and receipt of regulatory approvals, no assurance can be given as to whether such tender offer will be commenced or the timing of commencement. If the tender offer is commenced, National Grid Group plc will file with the Securities and Exchange Commission a Schedule TO and related exhibits. Holders of Niagara Mohawk Power Corporation preferred stock are strongly encouraged to read the Schedule TO and related exhibits if and when they become available because they will contain important information about the offer. In such event, the Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all Niagara Mohawk Power Corporation preferred stockholders of record at the commencement of the tender offer. Following commencement of the tender offer, Niagara Mohawk Power Corporation preferred stockholders of record at the commencement of the tender offer will also be able to obtain, without charge, copies of these documents from National Grid Group plc.

Safe-Harbor Statement

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and

uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the merger with Niagara Mohawk Holdings, Inc., the satisfaction of other conditions relating to a commencement of a tender offer, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors

Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)

Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)

Media

Susan Stevens +44 (0)20 7312 5740 +44 (0)7769 671560(m)

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571

Anthony Carlisle +44 (0)7973 611888(m)

END

FURUAURRAVRUUAA

Stock Exchange Announcement

National Grid Group plc
19 December 2001

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 100,000 NGG Ordinary shares on 17 December 2001, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

Dec/19/2001 16:11 GMT

Story issued on 11th December 2001 at 00:00

RNS Number:47070
National Grid Group PLC
10 December 2001

National Grid Group plc

Documents relating to the introduction to the Official List
of a new holding company, New National Grid plc
(to be renamed National Grid Group plc)

National Grid Group plc ("National Grid") has today published a circular to its shareholders in connection with the introduction of a new holding company for the group, New National Grid plc ("New National Grid") to be renamed National Grid Group plc, which will be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985.

New National Grid has also today published listing particulars in relation to the proposed admission to the Official List of the UK Listing Authority of up to 2,000,000,000 ordinary shares in New National Grid to be issued pursuant to the scheme of arrangement and to the acquisition of Niagara Mohawk Holdings, Inc.

These documents have been submitted to and formally approved by the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility from 11 December. The Document Viewing Facility is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel no. +44 20 7676 1000

Each of these documents will also be made available on the National Grid website; in the case of the circular at www.nationalgrid.com/uk/investors/niagaramohawkSC.pdf and, in the case of the listing particulars at www.nationalgrid.com/uk/investors/niagaramohawkLP.pdf.

ENQUIRIES:

National Grid:

Investors

Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)

Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)

Media

Susan Stevens +44 (0)20 7312 5740 +44 (0)7769 671560(m)

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571

Anthony Carlisle +44 (0)7973 611888(m)

END

MSCGGMMZRGNGMZM

Story issued on 5th December 2001 at 16:45

RNS Number:24490
National Grid Group PLC
5 December 2001

National Grid Group plc ('National Grid')

Notification of Interest in National Grid Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985

National Grid today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 7.05% as of 3 December 2001.

END
HOLFGMGZVKNGMZM

Story issued on 5th December 2001 at 16:37

RNS Number:2435O
National Grid Group PLC
5 December 2001

National Grid Group plc (National Grid)
5 December 2001

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 14,598 NGG Ordinary shares on 3 December 2001, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

END
RDSTABFTMMJMBBB

Filename: edgar161_56621form6k.sif

Type:

Comment/Description:

(this header is not part of the document)

<SUBMISSION-INFORMATION-FILE>

<TYPE> 6-K </TYPE>
<CONFIRMING-COPY> NO </CONFIRMING-COPY>
<SROS> NYSE </SROS>
<FILER>
<FILER-CIK> 0001004315 </FILER-CIK>
<FILER-CCC> gpq2obb# </FILER-CCC>
</FILER>
<SUBMISSION-CONTACT>
<CONTACT-NAME> Sheri Bloomberg </CONTACT-NAME>
<CONTACT-PHONE> 212-424-8072 </CONTACT-PHONE>
</SUBMISSION-CONTACT>
<NOTIFY-INTERNET> wpedgar@llgm.com </NOTIFY-INTERNET>
<RETURN-COPY> NO </RETURN-COPY>
<PERIOD> 1/31/02 </PERIOD>

</SUBMISSION-INFORMATION-FILE>

Filename: form6k.txt

Type: 6-K

Comment/Description: Form 6-K

(this header is not part of the document)

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: January 31, 2002

National Grid Group plc
(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP PLC

Date: January 31, 2002

By: /s/ Fiona B. Smith

Name: Fiona B. Smith
Title: Group General Counsel and Company Secretary

<PAGE>

NATIONAL GRID GROUP PLC
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99(a)	Registrant's release dated January 31, 2002 announcing the effectiveness of the scheme of arrangement.
99(b)	Registrant's press release dated January 31, 2002 announcing the effectiveness of the merger transaction with Niagara Mohawk Holdings, Inc.

Filename: ex99a.txt
Type: EX-99.1
Comment/Description: Press Release
(this header is not part of the document)

National Grid Scheme of Arrangement Becomes Effective

National Grid Group plc ("National Grid") announces that, as anticipated, the scheme of arrangement (the "Scheme") between National Grid and its shareholders became effective this morning. Accordingly, New National Grid plc ("New National Grid") has become the new holding company of the National Grid Group.

Following the Scheme becoming effective, New National Grid has been renamed National Grid Group plc and National Grid has changed its name to National Grid Holdings One plc. For the purposes of this announcement, the previous names of the relevant companies have been used but all subsequent announcements will use their new names.

In accordance with the Scheme, existing shares in National Grid were cancelled and shareholders on the register at 5:30 p.m. on Wednesday, 30 January 2002

("Scheme Shareholders") received one New National Grid share for each National Grid share held at that time. Existing National Grid American Depositary Shares ("ADS") automatically represent New National Grid ADSs. Accordingly, holders of National Grid ADSs on the register at 4:00 p.m. (New York time) on Wednesday, 30 January 2002 will from today hold one New National Grid ADSs for each National Grid ADS held as at that time.

National Grid has applied to the UK Listing Authority for the shares of National Grid to be delisted from the Official List of the UK Listing Authority with immediate effect. Dealings in the New National Grid shares issued pursuant to the Scheme are expected to commence on the London Stock Exchange under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. today. Dealings in New National Grid ADSs arising from the Scheme are expected to commence on the New York Stock Exchange ("NYSE") under the name of National Grid Group plc and the symbol NGG at 9.30 a.m. (New York time) today.

The CREST accounts of Scheme Shareholders holding National Grid shares in uncertificated form are expected to be credited today. Definitive share certificates for the New National Grid shares will be despatched to Scheme Shareholders holding shares in certificated form on or before 14 February 2002.

New National Grid shares issued pursuant to the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") are expected to be admitted to listing under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. on 1 February 2002. Dealings in the New National Grid ADSs issued pursuant to the acquisition of Niagara Mohawk are expected to commence on the NYSE under the name of National Grid Group plc and the symbol NGG at 9:30 a.m. (New York time) on 1 February 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors		
Marcy Reed	+44 (0)20 7312 5779	+44 (0)7768 490807(m)
Terry McCormick	+44 (0)20 7312 5785	+44 (0)7768 045139(m)
Louise Clamp	+44 (0)20 7312 5783	+44 (0)7768 555641(m)
Media		
Susan Stevens	+44 (0)20 7312 5740	+44 (0)7769 671560(m)
Clive Hawkins	+44 (0)20 7312 5757	+44 (0)7836 357173(m)
Citigate Dewe Rogerson:	+44 (0)20 7638 9571	
Anthony Carlisle	+44 (0)7973 611888(m)	

From: EDGAR.POSTMASTER@sec.gov
Sent: Thursday, January 31, 2002 9:57 AM
To: wpedgar@llgm.com
Subject: ACCEPTED FORM TYPE 6-K (0000898080-02-000041)

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

```
COMPANY:        NATIONAL GRID GROUP PLC
FORM TYPE:      6-K                    NUMBER OF DOCUMENTS: 3
RECEIVED DATE: 31-Jan-2002 14:57     ACCEPTED DATE:        31-Jan-2002
14:58
FILING DATE:   31-Jan-2002 14:57
TEST FILING:   NO                     CONFIRMING COPY:      NO

ACCESSION NUMBER: 0000898080-02-000041

FILE NUMBER(S):
   1. 001-14958
```

THE PASSWORD FOR LOGIN CIK 0000898080 WILL EXPIRE 16-Apr-2002 16:19.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

```
REGISTRANT(S):

   1. CIK:        0001004315
      COMPANY:    NATIONAL GRID GROUP PLC
      FORM TYPE:  6-K
      FILE NUMBER(S):
         1. 001-14958
```

------------------------------- NOTICE --------------------------------

New Fee Rates

As part of the law enacted by Congress and signed by the President, the fee rates have changed. Please download the new rate table for all fee bearing filings. The new rates took effect on January 17, 2002.

EDGAR Version 8.1 is now operational

On January 22, 2002, EDGAR was upgraded to Release 8.1, which includes minor modifications to a number of EDGAR submission templates. Filers should download and use these new Release 8.1 submission templates with the Release 8.0 EDGARLink to ensure that submissions will be processed successfully.

We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

From: Sheri Bloomberg [SBLOOMBE@LLGM.COM]
Sent: Thursday, January 31, 2002 3:10 PM
To: Mark.Noble@uk.ngrid.com; GERALDINE.ZIPSER@us.ngrid.com
Subject: Form 6-K

ACCEPTED FORM TYPE 6-K (000089...

edgar161_56621form6k.pdf

Attached is a copy of the EDGAR filing and acceptance message for the Form 6-K attaching the closing releases as filed with the SEC today.

Sheri E. Bloomberg
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
125 West 55th St
New York, NY 10019
(212) 424-8072
sbloombe@llgm.com

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **February 6, 2002**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By D C Forward

Name: D C Forward

Title: Assistant Secretary

Date: February 6, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for January 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	**DETAILS**
31.1.02	National Grid Scheme Of Arrangement Becomes Effective
31.1.02	National Grid Completes The Acquisition Of Niagara Mohawk
30.1.02	NGG's Exec. Directors' share interests (further operation of ESOP).
30.1.02	NGG's Exec. Directors' share interests (further Quest operation).
29.1.02	National Grid Announces Final Election Results and Allocation of Consideration
28.1.02	National Grid Announces Preliminary Merger Results
25.1.02	National Grid Scheme of Arrangement Sanctioned
17.1.02	NGG's Exec. Directors' share interests (further Quest operation).
17.1.02	Notification of Capital Group's interest increased to 8.00%.
17.1.02	National Grid Receives Securities and Exchange Commission Approval for Niagara Mohawk Transaction.

15.1.02 Additional share 'blocklisting' (for Employee Sharesave Scheme).

14.1.02 National Grid Acquisition of Niagara Mohawk

11.1.02 NGG's Exec. Directors' share interests (further operation of ESOP).

7.1.02 Shareholders Approve Scheme of Arrangement (NIMO)

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for January 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Stock Exchange Announcement- 7 January 2002

National Grid Shareholders approve Scheme of Arrangement

On 10 December 2001 National Grid Group plc ("National Grid") announced that it had published a circular to its shareholders (the "Circular") in connection with the introduction of a new holding company for the group, New National Grid plc ("New National Grid"), to be renamed National Grid Group plc, which was to be effected by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985.

The Directors of National Grid are now pleased to announce that at today's Court Meeting, the shareholders of National Grid duly approved the Scheme without modification. At the subsequent EGM, also held earlier today, National Grid shareholders duly passed all the resolutions which were proposed, as set out in the notice of Scheme EGM dated 10 December 2001.

The Scheme is subject to final sanction by the Court and is expected to become effective in early 2002 which is the same time as the acquisition of Niagara Mohawk Holdings, Inc. is expected to complete.

Terms defined in the Circular have the same meanings when used in this announcement, unless the context requires otherwise.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807 (m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139 (m)

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:	(011) 44 207 638 9571
Anthony Carlisle	(011) 44 79 7361 1888 (m)

Stock Exchange Announcement

National Grid Group plc (National Grid) 11 January 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP) (Notification Of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 6,081 NGG Ordinary shares on 9 January 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another
employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 7312 5860)

Stock Exchange Announcement- 14 January 2002

National Grid Acquisition of Niagara Mohawk

National Grid notes the statement on the Niagara Mohawk website referring to the Securities and Exchange Commission approval of the acquisition of Niagara Mohawk.

National Grid announces that this statement has been placed on the website in error and that approval from the Securities and Exchange Commission has not yet been obtained.

The acquisition remains on track for completion in early 2002.

Further details will be released when appropriate.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807(m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139(m)
Karen Shih	(508) 389 3176	

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560(m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173(m)

Citigate Dewe Rogerson:	(011) 44 207 638 9571
Anthony Carlisle	(011) 44 797 361 1888(m)

Stock Exchange Announcement

National Grid Group plc (National Grid) 15 January 2002

National Grid Group plc

Block Listing

Application has been made to the UK Listing Authority and to the London Stock Exchange for the block listing of 7.5 million ordinary shares of National Grid plc of 11 13/17p each fully paid when issued ranking pari passu in all respects with the existing issued ordinary shares to be admitted to the Official List and to trading on the London Stock Exchange.

Stock Exchange Announcement

National Grid Group plc (National Grid) 17 January 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 39,732 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees.

The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary: (011) 44 207 312 5860).

17 January 2002

Notification of Interest in National Grid Ordinary Shares, Pursuant to Section 198 of The Companies Act 1985

National Grid yesterday received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 8.00% as of 14 January 2002.

Stock Exchange Announcement- 17 January 2002

National Grid Receives Securities and Exchange Commission Approval for Niagara Mohawk Acquisition – Acquisition now expected to close by end January

National Grid Group plc ("National Grid") announces that on 16 January it received approval from the US Securities and Exchange Commission, under the Public Utility Holding Company Act of 1935, for its acquisition of Niagara Mohawk Holdings, Inc. (Niagara Mohawk). This is the final regulatory approval required to complete the acquisition. National Grid expects to close the acquisition on 31 January 2002.

Roger Urwin, Chief Executive of National Grid Group said, "Following the recent shareholder approval of the Scheme of Arrangement, the SEC approval makes this an excellent start to the New Year for National Grid. We can now look to implement our integration plans and begin to deliver the benefits of the Niagara Mohawk acquisition.

"National Grid's US strategy continues to transform the shape and potential of the company. Niagara Mohawk will double the size of our US business with more than 60 per cent of the Group's electricity operating profits coming from the US. The acquisition is expected to enhance earnings per share before exceptional items and after goodwill amortisation in the first full year after completion. We are confident that we will meet our objective of earning a nominal pre-tax return of 10.5 per cent on our expanded US business by the year ending March 2005, underpinning our target to increase dividends per share by five per cent per annum in real terms up to 2006."

In accordance with the terms of the Merger Agreement, Niagara Mohawk shareholders will receive consideration of $18.89 for each share of Niagara Mohawk common stock held, valuing the equity of Niagara Mohawk at $3.0 billion (£2.1 billion). The per share consideration was determined by the average US dollar price of five National Grid Ordinary shares being $32.22 as calculated from 20 trading days randomly selected from the 40 consecutive trading day period 13 November 2001 to 10 January 2002. As the average price is below the bottom of the range of $32.50 to $51.00 specified in the Merger Agreement, the base $19.00 consideration per Niagara Mohawk share has been reduced by two-thirds of the percentage decrease below $32.50.

Niagara Mohawk shareholders can elect to receive their consideration in the form of $18.89 cash per share, 0.5863 National Grid American Depositary Shares per share, or a combination of both.

The Merger Agreement states that the total amount of cash payable to Niagara Mohawk shareholders will be $1.015 billion, but National Grid will increase this amount to 50 per cent of the total consideration, if it receives sufficient cash elections. National Grid will, so far as possible, satisfy Niagara Mohawk shareholders' elections. However, to the extent that they cannot be satisfied in full they will be scaled down on a pro rata basis.

The deadline for Niagara Mohawk shareholders to return their forms of election to the Exchange Agent, The Bank of New York, is 5:00 pm (New York time) on 24 January 2002. Election materials and delivery instructions were mailed to Niagara Mohawk shareholders on 27 December 2001. Niagara Mohawk shareholders who did not receive that mailing should contact the information agent for this transaction, Mellon Investor Services, on +1 800 953 2703 as soon as possible. Mailing and delivery instructions are also available on the companies' websites at www.nationalgrid.com and www.niagaramohawk.com.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807(m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139(m)
Karen Shih....................	(508) 389 3176	

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:	(011) 44 207 638 9571
Anthony Carlisle	(011) 44 79 7361 1888 (m)

Stock Exchange Announcement- 25 January 2002

National Grid Scheme of Arrangement Sanctioned

On 7 January 2002 National Grid Group plc ("National Grid") announced that its shareholders had approved the introduction of a new holding company for the group, New National Grid plc ("New National Grid"), which is to be effected by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985.

Upon the Scheme becoming effective, all existing National Grid shares will be cancelled and replaced with the same number of shares in New National Grid.

Earlier today, the High Court sanctioned the Scheme without modification. National Grid expects that:

- it will implement the Scheme on Thursday 31 January 2002 and that immediately thereafter the name of New National Grid will be changed to National Grid Group plc;

- the Scheme Record Date will be 30 January 2002; and

- new share certificates will be despatched no later than 14 February 2002.

Subject to the receipt of the relevant certificates by the UK Listing Authority, dealings in New National Grid Shares issued pursuant to the Scheme are expected to commence on the London Stock Exchange under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. (London time) on the morning of 31 January. Dealings in New National Grid American Depositary Shares arising from the Scheme are expected to commence on the New York Stock Exchange under the name of National Grid Group plc and the symbol NGG at 9.30 a.m. (New York time) on the same morning.

National Grid's acquisition of Niagara Mohawk is expected to complete on 31 January 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are

cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807 (m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139 (m)
Karen Shih	(508) 389 3176	

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:	(011) 44 207 638 9571
Anthony Carlisle	(011) 44 79 7361 1888 (m)

Stock Exchange Announcement- 28 January

National Grid Announces Preliminary Merger Election Results

On 17 January 2002 National Grid Group plc ("National Grid") announced that, in accordance with the Merger Agreement governing the terms of the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"), Niagara Mohawk shareholders will receive consideration of $18.89 for each share of Niagara Mohawk common stock held, which they could elect to receive in the form of $18.89 cash per share, 0.5863 National Grid American Depositary Shares ("ADSs") per share or a combination of both.

Under the Merger Agreement, the aggregate cash consideration offered to all Niagara Mohawk shareholders was $1.015 billion. However, the Merger Agreement allows National Grid, at its sole discretion, to increase the cash component of the total consideration if cash elections received from all Niagara Mohawk shareholders exceed $1.015 billion.

The Election Deadline was 5:00 p.m. (New York time) on Thursday, 24 January 2002. National Grid has been advised that the preliminary results of the election process are as follows:

<TABLE>
<CAPTION>

	Niagara Mohawk shares	For ADSs	For Cash	No Preference
<s>	<c>	<c>	<c>	<c>
Shares elected	132,969,998	68,505,646	64,432,768	31,584
Elections Accompanied by Notice of guaranteed Delivery	9,310,029	7,262,424	2,047,605	0
Total elections and guarantees	142,280,027	75,768,070	66,480,373	31,584
Non-electing	17,959,791			
Total shares Outstanding	160,239,818			

</TABLE>

These preliminary results are subject to adjustment. The guarantee of delivery process expires today at 5:00 p.m. (New York time). National Grid expects to announce the final election results, its allocation of ADSs and cash, its decision as to the consideration to be paid to non-electing shareholders, and any pro-ration of elections (if necessary) on or before 30 January 2002. The acquisition is expected to close on 31 January 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807 (m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139 (m)
Karen Shih	(508) 389 3176	

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson: (011) 44 207 638 9571
Anthony Carlisle (011) 44 79 7361 1888 (m)

STOCK EXCHANGE ANNOUNCEMENT- 29 JANUARY 2002

NATIONAL GRID ANNOUNCES FINAL ELECTION RESULTS AND ALLOCATION OF CONSIDERATION

On 17 January 2002 National Grid Group plc ("National Grid") announced that, in accordance with the Merger Agreement governing the terms of the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"), Niagara Mohawk shareholders will receive consideration of $18.89 for each share of Niagara Mohawk common stock held, which they could elect to receive in the form of $18.89 cash per share, 0.5863 National Grid American Depositary Shares ("ADSs") per share or a combination of both.

The deadline for Niagara Mohawk shareholders to make their elections expired on 24 January 2002 and the deadline for delivery of Niagara Mohawk shares under the guarantee of delivery mechanism expired on 28 January 2002. At the expiry of this deadline, valid elections were received representing approximately 140.6 million Niagara Mohawk shares or 88 per cent of the 160.2 million shares outstanding. Of these shares, approximately 65.2 million shares (46 per cent of the electing shares) elected for cash consideration, and approximately 75.4 million shares (54 per cent of the electing shares) elected for ADS consideration. The remaining Niagara Mohawk shares, approximately 19.6 million or 12 per cent of the total shares outstanding, were recorded as non-electing shares.

Under the Merger Agreement, the aggregate cash consideration offered to all Niagara Mohawk shareholders was $1.015 billion. However, the Merger Agreement allows National Grid, at its sole discretion, to increase the cash component of the total consideration if cash elections received from all Niagara Mohawk shareholders exceed $1.015 billion. Given that the cash elections exceeded this level, National Grid has increased the aggregate cash component of the consideration to ensure that all valid cash elections are satisfied in full. Niagara Mohawk shareholders who elected cash for some or all of their shares will therefore receive $18.89 cash per share, representing $1.23 billion in aggregate.

Similarly, all valid ADS elections will be satisfied in full. Niagara Mohawk shareholders who elected ADSs for some or all of their shares will receive their consideration in the form of National Grid ADSs based on an exchange ratio of 0.5863 National Grid ADSs per Niagara Mohawk share.

Holders of Niagara Mohawk shares who did not make a valid election will receive 0.5863 National Grid ADSs for each Niagara Mohawk share held.

In aggregate, the consideration for the acquisition will be allocated 41 per cent to cash and 59 per cent to ADSs. The total number of ADSs issued for the acquisition is approximately 56 million, representing approximately 279 million ordinary shares. This represents approximately 16 per cent of the enlarged share capital.

As provided for in the Merger Agreement, National Grid will not issue any fractional ADSs. Niagara Mohawk shareholders entitled to a fractional ADS will receive a cash payment based on the fractional interest held and the closing price for a National

Grid ADS as reported on the New York Stock Exchange on the date the acquisition is completed.

Roger Urwin, National Grid Group Chief Executive, said, "We are pleased that we have been able to meet all valid elections as submitted. This is an excellent transaction for shareholders which will immediately enhance earnings per share after goodwill amortisation and before exceptional items."

National Grid expects to complete the acquisition of Niagara Mohawk on 31 January 2002. It is expected that dealings in the National Grid ADSs issued pursuant to the acquisition will commence on the New York Stock Exchange under the symbol "NGG" at 9.30 a.m. (New York time) on 1 February 2002.

The Bank of New York, as exchange agent, will commence distributing the consideration to Niagara Mohawk shareholders who made valid elections in the form of cheques or direct registration advice forms no later than 6 February 2002. Niagara Mohawk shareholders who did not make a valid election will be sent instructions on how to claim their consideration on or about 14 February 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807 (m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139 (m)
Louise Clamp	(011) 44 207 312 5783	(011) 44 77 6855 5641 (m)
Karen Shih	(508) 389 3176	

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:	(011) 44 207 638 9571
Anthony Carlisle	(011) 44 79 7361 1888 (m)

Stock Exchange Announcement

National Grid Group plc (National Grid) 30 January 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 62,268 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (011) 44 207 312 5860.

Stock Exchange Announcement

National Grid Group plc (National Grid) 30 January 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 7,984 NGG Ordinary shares on 28 January 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another
employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207 312 5860.

Stock Exchange Announcement- 31 January 2002

NATIONAL GRID COMPLETES THE ACQUISITION OF NIAGARA MOHAWK

National Grid Group plc ("National Grid") announces that it has completed its $3.0 billion (2.1 billion pounds sterling) acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk"), which will become effective at 4:00 p.m. (New York time) today, 31 January 2002.

The combination of the two companies will more than double the size of National Grid's U.S. operations, creating the largest transmission network and distribution business in the New York / New England market and the eighth largest electricity utility in the US. The newly combined companies will serve more than 3.3 million customers.

Richard P. Sergel will continue as President and Chief Executive Officer of the enlarged National Grid USA. William E. Davis, Chairman and Chief Executive of Niagara Mohawk, will be appointed Chairman of National Grid USA and will also join the National Grid Board as an executive director for two years. Dr. Bonnie G. Hill, one of Niagara Mohawk's non-executive directors, will also join the National Grid Board as a non-executive director.

The acquisition was announced on 5 September 2000 and received its final regulatory approval on 16 January 2002.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807 (m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139 (m)
Louise Clamp	(011) 44 207 312 5783	(011) 44 77 6855 5641 (m)
Karen Shih	(508) 389 3176	

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson: (011) 44 207 638 9571
Anthony Carlisle (011) 44 79 7361 1888 (m)

STOCK EXCHANGE ANNOUNCEMENT- 31 JANUARY 2002

NATIONAL GRID SCHEME OF ARRANGEMENT BECOMES EFFECTIVE

National Grid Group plc ("National Grid") announces that, as anticipated, the scheme of arrangement (the "Scheme") between National Grid and its shareholders became effective this morning. Accordingly, New National Grid plc ("New National Grid") has become the new holding company of the National Grid Group.

Following the Scheme becoming effective, New National Grid has been renamed National Grid Group plc and National Grid has changed its name to National Grid Holdings One plc. For the purposes of this announcement, the previous names of the relevant companies have been used but all subsequent announcements will use their new names.

In accordance with the Scheme, existing shares in National Grid were cancelled and shareholders on the register at 5:30 p.m. on Wednesday, 30 January 2002 ("Scheme Shareholders") received one New National Grid share for each National Grid share held at that time. Existing National Grid American Depositary Shares ("ADS") automatically represent New National Grid ADSs. Accordingly, holders of National Grid ADSs on the register at 4:00 p.m. (New York time) on Wednesday, 30 January 2002 will from today hold one New National Grid ADSs for each National Grid ADS held as at that time.

National Grid has applied to the UK Listing Authority for the shares of National Grid to be delisted from the Official List of the UK Listing Authority with immediate effect. Dealings in the New National Grid shares issued pursuant to the Scheme are expected to commence on the London Stock Exchange under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. today. Dealings in New National Grid ADSs arising from the Scheme are expected to commence on the New York Stock Exchange ("NYSE") under the name of National Grid Group plc and the symbol NGG at 9.30 a.m. (New York time) today.

The CREST accounts of Scheme Shareholders holding National Grid shares in uncertificated form are expected to be credited today. Definitive share certificates for the New National Grid shares will be despatched to Scheme Shareholders holding shares in certificated form on or before 14 February 2002.

New National Grid shares issued pursuant to the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") are expected to be admitted to listing under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. on 1 February 2002. Dealings in the New National Grid ADSs issued pursuant to the acquisition of Niagara Mohawk are expected to commence on the NYSE under the name of National Grid Group plc and the symbol NGG at 9:30 a.m. (New York time) on 1 February 2002.

Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011) 44 207 312 5779	(011) 44 77 6849 0807 (m)
Terry McCormick	(011) 44 207 312 5785	(011) 44 77 6804 5139 (m)
Louise Clamp	(011) 44 207 312 5783	(011) 44 77 6855 5641 (m)

Media

Susan Stevens	(011) 44 207 312 5740	(011) 44 77 6967 1560 (m)
Clive Hawkins	(011) 44 207 312 5757	(011) 44 78 3635 7173 (m)

Citigate Dewe Rogerson:	(011) 44 207 638 9571
Anthony Carlisle	(011) 44 79 7361 1888 (m)

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 7, 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

X Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

s/David C. Forward
By: ______________________
Name: David C. Forward
Title: Assistant Secretary

Date: March 7, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for February 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
26.2.02	Notification of Capital Group's interest increased to 8.1 percent.
19.2.02	NGG's Exec. Directors' share interests (further operation of ESOP).
15.2.02	Blocklisting Application
15.2.02	Notification of Directors' Interests on Appointment (B Hill and W E Davis)
8.2.02	Notification of Capital Group's interest at 7.35 percent following Scheme of Arrangement.
7.2.02	National Grid accepts Ofgem's Proposal for the incentive scheme for 2002/03

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for February 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

7 February 2001

National Grid Accepts Ofgem's Proposal for System Operator Incentives Scheme

National Grid Company has today accepted Ofgem's final proposal for the incentive scheme for 2002/03.

The proposal is based on substantially rolling over the existing scheme for one year and is based on a target for external System Operator costs of 460 million pounds sterling. If costs for the year outturn below this level, National Grid is eligible to receive 60 per cent of the benefits, up to a maximum profit of 60 million pounds sterling. If costs are above the target, National Grid is exposed to 50 per cent of the losses, up to a maximum loss on the scheme of 45 million pounds sterling.

Further details of the proposal are available on the Ofgem website at www.ofgem.gov.uk/public/pub2002.htm

Acceptance of the final proposal is subject to agreement between National Grid and Ofgem on the detailed amendments to the Transmission Licence needed to bring these proposals into force.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	(011)44 207 312 5779	(011)44 77 6849 0807(m)
Terry McCormick	(011)44 207 312 5785	(011)44 77 6804 5139(m)
Louise Clamp	(011)44 207 312 5783	(011)44 77 6855 5641(m)

Media

Ross Hayman	(011) 44 247 642 3612
Stewart Larque	(011) 44 247 642 3604
Chris Mostyn	(011) 44 247 642 3609

Stock Exchange Announcement

National Grid Group plc ('National Grid')

8 February 2002

Notification of Interest in National Grid Ordinary Shares, Pursuant to Section 198 of The Companies Act 1985

National Grid today received a further notification from The Capital Group Companies, Inc., that its notifiable interest, following National Grid's Scheme of Arrangement, was 130,657,024 shares (7.35 percent) as of 6 February 2002.

Stock Exchange Announcement

National Grid Group plc ('National Grid')

15 February 2002

Block Listing

Application has been made to the UK Listing Authority and to the London Stock Exchange for the block listing of 8.25 million ordinary shares of National Grid Group plc of 10p each fully paid when issued ranking pari passu in all respects with the existing issued ordinary shares to be admitted to the Official List and to trading on the London Stock Exchange.

Stock Exchange Announcement

15 February 2002

National Grid Group plc (National Grid)
Notification of Directors' Interests on Appointment

National Grid confirms that as previously announced, following completion of the Niagara Mohawk acquisition, William E Davis (Executive Director) and Dr Bonnie G Hill (Non- Executive) have joined the National Grid Board with effect from 11 February 2002.

Their interests in National Grid shares on appointment are:

William E Davis:	2,189 ADSs (equivalent to 10,945 ordinary shares)
Dr Bonnie G Hill:	586 ADSs (equivalent to 2,930 ordinary shares)

There is no other information required to be disclosed by paragraph 16.4 of the Listing Rules in respect of either director.

Stock Exchange Announcement

National Grid Group plc (National Grid)
19 February 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) had ceased to be technically interested in 26,391 NGG Ordinary shares on Friday 15 February 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: David C. Forward, Assistant Secretary (011) 44 207 312 5860)

Stock Exchange Announcement

National Grid Group plc ('National Grid')

26 February 2002

Notification of Interest in National Grid Ordinary Shares, Pursuant to Section 198 of The Companies Act 1985

National Grid yesterday received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 8.1 percent as of 21 February 2002.

National Grid Group plc

David C. Forward
Assistant Secretary

March 7, 2002

US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re: National Grid Group plc ('National Grid') Form 6-k for February 2002

Please find enclosed a Form 6-K Report in respect of announcements issued to the London Stock Exchange for the above month, which are being furnished to you under the Securities Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

A list of all announcements for the period, is contained at Annex 1 to this Form. Copies of the announcements themselves are included at Annex 2.

Very truly yours,

s/David C. Forward

David C. Forward
Assistant Secretary

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for March 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	**DETAILS**
26.3.02 And 28.3.02	Directors' Interests- R P Sergels' 'Thrift Plan' acquires shares.
26.3.02	National Grid pre-close trading update for the year ending 31 March 2002.
19.3.02	NGG's Exec. Directors' share interests (further operation of ESOP).
18.3.02	NGG's Exec. Directors' share interests (further operation of Quest).
11.3.02	NGG's Exec. Directors' share interests (further operation of ESOP).

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for March 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)
11 March 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid has received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 1,881 NGG Ordinary shares on Friday 8 March 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid Group plc (National Grid)

18 March 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 24,012 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (National Grid)

19 March 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 1,176 NGG Ordinary shares on 18 March 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid Group plc (National Grid)
26 March 2002

Notification of Directors' Interests

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergels' interests in NGG shares were increased by the following purchases:

89.97 Ordinary Share ADRs on 23 January 2002 at $32.41 per ADR;
and 4.09 Ordinary Share ADRs on 25 January 2002 at $31.95 per ADR;
and 87.98 Ordinary Share ADRs on 27 February 2002 at $33.15 per ADR.

National Grid pre-close trading update for the year ending 31 March 2002

Financial results for the year at top end of expectations

National Grid Group plc (National Grid) is today starting its usual analyst briefings ahead of the close period prior to the announcement on 30 May 2002 of results for the year ending 31 March 2002. The following information will be provided:

Key points

- Group results expected to be at top end of analyst forecasts.
- UK transmission operating profits significantly ahead of expectations.
- US business maintains strong performance.
- Acquisition of Niagara Mohawk completed on 31 January for 59 per cent shares, 41 per cent cash - all elections for shares and cash met in full.
- Investment in Energis expected to be substantially written down.

Electricity

The UK transmission business has continued to trade strongly with record peak demand leading to over-recovery of price-controlled revenues expected to be about £15 million. As a result of continued success in controlling balancing costs, the Balancing Services Incentive Scheme is expected to produce substantially increased profits in the second half.

The US electricity business has maintained strong performance. Continued improvements in the distribution and transmission operations in New England are expected to more than offset the continued decrease in stranded cost recovery. Full year operating profit from New England is, therefore, expected to be ahead of last year. The additional contribution to operating profit from our New York operation is expected to be around £85 million.

In Argentina, operating profit for the year ended 31 December 2001 from our joint venture, Transener, is in line with expectations. However, the devaluation of the peso has adversely affected Transener's balance sheet since the majority of its borrowings are in US dollars. As a result of this, we will account for our share of the joint venture's non-cash exceptional foreign exchange losses. Based on the closing peso:US dollar exchange rate of 2.65 peso:1 USD on 22 March, this would be approximately £85 million.

Telecoms

National Grid expects to write down substantially all the £350 million carrying value of its 32.5 per cent stake in Energis. National Grid is also evaluating with its partners the options for Energis Polska.

In Latin America, National Grid's share of Intelig's operating losses for the year is expected to be less than £40 million, compared with £118 million last year. Indicative offers from potential investors in Intelig are being evaluated.

Other items

As anticipated, net debt and preference share capital of subsidiaries is expected to be approximately £8.5 billion at 31 March 2002, some £4.8 billion higher than at the half year, primarily as a result of the Niagara Mohawk acquisition.

Net interest expense is expected to be some 25 per cent higher than last year, primarily due to increased debt associated with the acquisition of Niagara Mohawk and further borrowings within our joint ventures and associates.

Exceptional restructuring costs in the UK and US are expected to amount to around £110 million.

Tax charge

Due to the release of £73 million of prior year tax provisions, the effective tax rate for the year on the profit before tax, excluding exceptional items, is now expected to be approximately 20 per cent.

Shares in issue

As part of the consideration paid to Niagara Mohawk shareholders, National Grid issued approximately 279 million new shares on 31 January 2002. This increased the number of outstanding shares to some 1,777 million and the weighted average number of shares for the year ending 31 March 2002 for purposes of calculating earnings per share to around 1,527 million.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as the ability to obtain expected synergies from the acquisition of Niagara Mohawk, movements in the share price of Energis plc, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors please see National Grid's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on 20F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

National Grid Group
Stephen Box, Group Finance Director
Michael Jesanis, Chief Operating Officer, NG USA

Investors

Marcy Reed	+44 (0)20 7312 5779	+44 (0)7768 490807(m)
Terry McCormick	+44 (0)20 7312 5785	+44 (0)7768 045139(m)
Louise Clamp	+44 (0)20 7312 5783	+44 (0)7768 555641(m)
Karen Shih	508-389-3176 (US)	

Media

Clive Hawkins	+44 (0)20 7312 5757	+44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571
Anthony Carlisle +44 (0)7973 611888(m)

National Grid Group plc (National Grid)
28 March 2002

Notification of Directors' Interests

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergels' interests in NGG shares were increased by the following purchase:

89.77 Ordinary Share ADRs on 26 March 2002 at $32.48 per ADR.

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 3, 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

s/David C. Forward
By______________________
Name: David C. Forward
Title: Assistant Secretary

Date: April 3, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for March 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
26.3.02 28.3.02	Directors' Interests- R P Sergel's 'Thrift Plan' acquires shares.
26.3.02	National Grid pre-close trading update for the year ending 31 March 2002.
19.3.02	NGG's Exec. Directors' share interests (further operation of ESOP).
18.3.02	NGG's Exec. Directors' share interests (further operation of Quest).
11.3.02	NGG's Exec. Directors' share interests (further operation of ESOP).

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for March 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)
11 March 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests pursuant
to Section 324(2) of the Companies Act 1985)

National Grid has received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 1,881 NGG Ordinary shares on Friday 8 March 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D. C. Forward, Assistant Secretary (011) 44 207 312 5860)

National Grid Group plc (National Grid)
18 March 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

Today, each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 24,012 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (011) 44 207 312 5860).

National Grid Group plc (National Grid)
19 March 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 1,176 NGG Ordinary shares on 18 March 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D. C. Forward, Assistant Secretary (011 44 207 312 5860)

National Grid Group plc (National Grid)
26 March 2002

Notification of Directors' Interests

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergel's interests in NGG shares were increased by the following purchases:

89.97 Ordinary Share ADRs on 23 January 2002 at $32.41 per ADR;
and 4.09 Ordinary Share ADRs on 25 January 2002 at $31.95 per ADR;
and 87.98 Ordinary Share ADRs on 27 February 2002 at $33.15 per ADR.

National Grid pre-close trading update for the year ending 31 March 2002

Financial results for the year at top end of expectations

National Grid Group plc (National Grid) is today starting its usual analyst briefings ahead of the close period prior to the announcement on 30 May 2002 of results for the year ending 31 March 2002. The following information will be provided:

Key points

- Group results expected to be at top end of analyst forecasts.
- UK transmission operating profits significantly ahead of expectations.
- US business maintains strong performance.
- Acquisition of Niagara Mohawk completed on 31 January for 59 per cent shares, 41 per cent cash - all elections for shares and cash met in full.
- Investment in Energis expected to be substantially written down.

Electricity

The UK transmission business has continued to trade strongly with record peak demand leading to over-recovery of price-controlled revenues expected to be about 15 million pounds sterling. As a result of continued success in controlling balancing costs, the Balancing Services Incentive Scheme is expected to produce substantially increased profits in the second half.

The US electricity business has maintained strong performance. Continued improvements in the distribution and transmission operations in New England are expected to more than offset the continued decrease in stranded cost recovery. Full year operating profit from New England is, therefore, expected to be ahead of last year. The additional contribution to operating profit from our New York operation is expected to be around 85 million pounds sterling.

In Argentina, operating profit for the year ended 31 December 2001 from our joint venture, Transener, is in line with expectations. However, the devaluation of the peso has adversely affected Transener's balance sheet since the majority of its borrowings are in US dollars. As a result of this, we will account for our share of the joint venture's non-cash exceptional foreign exchange losses. Based on the closing peso:US dollar exchange rate of 2.65 peso:1 USD on 22 March, this would be approximately 85 million pounds sterling.

Telecoms

National Grid expects to write down substantially all the 350 million pounds sterling carrying value of its 32.5 per cent stake in Energis. National Grid is also evaluating with its partners the options for Energis Polska.

In Latin America, National Grid's share of Intelig's operating losses for the year is expected to be less than 40 million pounds sterling, compared with 118 million pounds sterling last year. Indicative offers from potential investors in Intelig are being evaluated.

Other items

As anticipated, net debt and preference share capital of subsidiaries is expected to be approximately 8.5 billion pounds sterling at 31 March 2002, some 4.8 billion pounds sterling higher than at the half year, primarily as a result of the Niagara Mohawk acquisition.

Net interest expense is expected to be some 25 per cent higher than last year, primarily due to increased debt associated with the acquisition of Niagara Mohawk and further borrowings within our joint ventures and associates.

Exceptional restructuring costs in the UK and US are expected to amount to around 110 million pounds sterling.

Tax charge

Due to the release of 73 million pounds sterling of prior year tax provisions, the effective tax rate for the year on the profit before tax, excluding exceptional items, is now expected to be approximately 20 per cent.

Shares in issue

As part of the consideration paid to Niagara Mohawk shareholders, National Grid issued approximately 279 million new shares on 31 January 2002. This increased the number of outstanding shares to some 1,777 million and the weighted average number of shares for the year ending 31 March 2002 for purposes of calculating earnings per share to around 1,527 million.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as the ability to obtain expected synergies from the acquisition of Niagara Mohawk, movements in the share price of Energis plc, delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors please see National Grid's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on 20F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

National Grid Group

Stephen Box, Group Finance Director
Michael Jesanis, Chief Operating Officer, NG USA

Investors

Marcy Reed	(011)44 207 312 5779	(011)44 776 849 0807(m)
Terry McCormick	(011)44 207 312 5785	(011)44 776 804 5139(m)
Louise Clamp	(011)44 207 312 5783	(011)44 776 855 5641(m)
Karen Shih	(508)389 3176 (US)	

Media

Clive Hawkins	(011)44 207 312 5757	(011)44 783 635 7173(m)

Citigate Dewe Rogerson: (011)44 207 638 9571
Anthony Carlisle (011)44 797 361 1888(m)

National Grid Group plc (National Grid)
28 March 2002

Notification of Directors' Interests

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergel's interests in NGG shares were increased by the following purchase:

89.77 Ordinary Share ADRs on 26 March 2002 at $32.48 per ADR.

National Grid Group plc

David C. Forward
Assistant Secretary

April 3, 2002

US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re: National Grid Group plc ('National Grid') Form 6-k for March 2002

Please find enclosed a Form 6-K Report in respect of announcements issued to the London Stock Exchange for the above month, which are being furnished to you under the Securities Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

A list of all announcements for the period, is contained at Annex 1 to this Form. Copies of the announcements themselves are included at Annex 2.

Very truly yours,

s/David C. Forward

David C. Forward
Assistant Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 22, 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

X Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

S/David C. Forward
By______________________
Name: David C. Forward
Title: Assistant Secretary

Date: April 22, 2002

Part 1

EMBARGOED UNTIL 7:00 A.M. 22 April 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN

MERGER OF NATIONAL GRID AND LATTICE TO CREATE A LEADING INTERNATIONAL ENERGY DELIVERY COMPANY

The directors of National Grid and Lattice announce that they have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco.

National Grid Transco will:

- be a leading international energy delivery company combining two groups, each of which has a proven track record of operating complex energy networks safely and reliably within incentive based regulatory environments;

- utilise the complementary skills of the two groups to maximise shareholder value from its existing UK and US assets through enhanced operating performance and the sharing of best practice;

- offer an enhanced operational and financial platform for future growth in the liberalising energy markets;

- have a combined market capitalisation of approximately 14.8 billion pounds sterling (based on the National Grid Closing Price and the Lattice Closing Price on 19 April 2002) and become the UK's largest utility.

The Merger will:

- generate pre-tax financial benefits that are expected to reach an annualised rate of at least 100 million pounds sterling by the end of the first full financial year following completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses;

- generate further savings from the progressive combination of the operations of the two UK transmission businesses, sharing best practice between the US and UK businesses and further financial synergies;

- create a combined group with significant balance sheet strength and strong operational cash flows. The Merged Group will seek to maintain a single A credit rating.

National Grid Transco Shareholders will benefit from:

- enhanced earnings per share (pre-exceptional items) in the first full financial year following completion of the Merger; (1)

- a progressive dividend policy. The Merged Group intends to adopt National Grid's existing dividend policy of aiming to increase dividends per share by 5 per cent. in real terms per annum for each year to 31 March 2006;

- the Merged Group taking advantage of opportunities presented by the liberalising international energy markets, in particular by building upon National Grid's successful US strategy.

The terms of the Merger are based on the recent relative equity market capitalisations of the two companies. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice Shareholders will receive 0.375 New National Grid Transco Shares for each Lattice Share. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the current issued share capital of the two companies.

Lattice Shareholders will remain entitled to receive Lattice's second interim dividend of 5.4 pence per Lattice Share to be paid on 14 June 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend of 9.58 pence per National Grid Share to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Merger, will rank pari passu with the existing National Grid Shares save that they will not be entitled to receive the National Grid Final Dividend.

The Board of National Grid Transco will be drawn from the boards of National Grid and Lattice. Sir John Parker will be Non-Executive Chairman. James Ross will be Non-Executive Deputy Chairman. Roger Urwin

----

(1) The statement that the Merger will be earnings per share enhancing for National Grid and Lattice should not, however, be interpreted to mean that earnings per share in the first full financial year following the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

will be Group Chief Executive and Steve Lucas will be Group Finance Director. The remaining executive directors, drawn from National Grid and Lattice, will be Edward Astle, Steve Holliday, Colin Matthews, Rick Sergel and John Wybrew. Stephen Box, National Grid Finance Director, will take early retirement on the grounds of ill-health upon the completion of the Merger.

The Merger is intended to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during the autumn of 2002.

Commenting on today's announcement, James Ross, Chairman of National Grid, said:

"This merger is born of complementarity, proven skills and a clear, mutually shared recognition of how National Grid and Lattice together will create greater value for all stakeholders. National Grid Transco will be a truly world class energy delivery company."

Commenting on today's announcement, Sir John Parker, Chairman and acting Chief Executive of Lattice, said:

"The combination of Lattice and National Grid will create a leading international energy company with significant cost saving and synergy potential. The Merger creates a platform for growth which will allow National Grid Transco to realise significant value for shareholders."

Commenting on today's announcement, Roger Urwin, Chief Executive of National Grid, said:

"The fit of skills, experience and resources of National Grid and Lattice are as near perfect as you can find. We will build upon the records of both companies to drive further improvements in operating performance in both our UK and US businesses. We shall also deploy the combined resources and financial capacity of National Grid Transco to take advantage of opportunities in the liberalising energy markets abroad, in particular extending National Grid's successful US strategy."

Rothschild is acting as financial adviser to National Grid and Credit Suisse First Boston and Merrill Lynch are acting as joint corporate brokers. JPMorgan and Cazenove are acting as joint financial advisers to Lattice and Hoare Govett and Cazenove are acting as joint corporate brokers.

This summary should be read in conjunction with the full text of the following announcement. Appendix 4 contains the definitions of certain terms used in this announcement.

There will be a presentation to analysts at 9:30 a.m. today at JPMorgan, 10 Aldermanbury, London, EC2V 7RF, and a press conference at 11:30 a.m. at the same address.

Should analysts be unable to attend the analysts' presentation in person, there will be a dial in facility available. Details of this facility will be distributed by the Investor Relations department of the respective companies.

The analysts' presentation will have a replay facility available from 2:00 p.m. today until close of business on Friday 17 May, which can be accessed as follows:

From the UK   Dial in = 020 8288 4459, Access code = 649 542
From the US   Dial in = 303 804 1855, Access code = 1 775 666

A webcast of the analyst presentation will be available later today on both companies' websites at:

www.nationalgrid.com
www.lattice-group.com

There will also be a teleconference, followed by a Q and A session, for UK and US institutions at 2:00 p.m. UK time (9:00 a.m. EST). Details of the teleconference will be distributed by the Investor Relations department of the respective companies.

The teleconference will have a replay facility from 5:00 p.m. today until close of business on Friday 17 May, which can be accessed as follows:

From the UK   Dial in = 020 8288 4459, Access code = 649 552

A US replay number will be available from the Investor Relations department of the respective companies.

All other enquires should be made to the following:

National Grid (011) 44 207 312 5781 Roger Urwin Stephen Box	Lattice (011) 207 389 3200 Sir John Parker Steve Lucas
Investor Relations Marcy Reed 44 207 312 5779 Terry McCormick 44 207 312 5785 Louise Clamp 44 207 312 5783	Investor Relations Melissa Sellars 44 207 389 3219 Gary Rawlinson 44 207 389 3218
Media Relations Clive Hawkins 44 207 312 5757	Media Relations Gillian Home 44 207 389 3212 Jim Willison 44 207 389 3213
Rothschild 44 207 280 5000 Nicholas Wrigley James Douglas-Hamilton	JP Morgan 44 207 325 8431 Robert McGuire Jeremy Wilson
	Cazenove 44 207 588 2828 Nick Wiles Patrick Magee
Citigate Dewe Rogerson Anthony Carlisle 44 207 638 9571 44 797 361 1888	The Maitland Consultancy Angus Maitland 44 207 379 5151 44 778 526 8283

Photographs will be available on www.newscast.com

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement has been issued by National Grid and Lattice and is the responsibility of National Grid and Lattice and has been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by N M Rothschild and Sons Limited of New Court, St Swithin's Lane, London, EC4P 4DU; J.P. Morgan plc of 125 London Wall, London, EC2Y 5AJ; and Cazenove and Co. Ltd of 12 Tokenhouse Yard, London, EC2R 7AN.

The directors of National Grid and the directors of Lattice jointly accept responsibility for the information contained in this announcement other than the information relating solely to National Grid or Lattice and their respective subsidiaries, associates, shareholders and directors, for which the directors of National Grid and Lattice respectively accept such responsibility. To the best of the knowledge, information and belief of such directors (who have taken all reasonable

care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

National Grid and Lattice have been advised that the New National Grid Transco Shares to be issued under the Scheme are exempt from the registration requirements of the US Securities Act of 1933, as amended and, as a consequence, the New National Grid Transco Shares to be issued under the Scheme will not be registered thereunder.

Rothschild is acting exclusively for National Grid and no one else in connection with the Merger and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of Rothschild or for providing advice in relation to the Merger.

JPMorgan is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Merger.

Cazenove is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Merger.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the earnings per share of National Grid Transco will necessarily be greater than the historic earnings per share of National Grid or Lattice.

Unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulation, the terms of the offer will not be made, directly or indirectly, in or into, or by the use of mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan. Accordingly, unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulations, neither copies of this announcement nor any other documents relating to the Merger are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain statements that are neither reported financial results nor other historic information. These statements are "forward-looking statements" within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this announcement include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. National Grid has equity securities traded on the London Stock Exchange and the New York Stock Exchange and Lattice has equity securities traded on the London Stock Exchange.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include National Grid Shares, National Grid ADSs, instruments convertible into National Grid Shares or National Grid ADSs, Lattice Shares and instruments convertible into Lattice Shares. This requirement will apply until the end of the offer period.

Disclosure should be made on an appropriate form by no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: 44 207 588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of National Grid or Lattice, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: 44 207 382 9026, fax number: 44 207 638 1554).

Part 2

22 April 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN

MERGER OF NATIONAL GRID AND LATTICE TO CREATE A LEADING INTERNATIONAL ENERGY DELIVERY COMPANY

1. Introduction

The directors of National Grid and Lattice announce that they have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco.

The terms of the Merger are based on the recent relative equity market capitalisations of the two companies. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice Shareholders will receive 0.375 New National Grid Transco Shares for each Lattice Share held at the relevant record date. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the current issued share capital of the two companies.

Lattice Shareholders will remain entitled to receive Lattice's second interim dividend of 5.4 pence per Lattice Share to be paid on 14 June 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend of 9.58 pence per National Grid Share to be paid on 15 August 2002.

Rothschild is acting as financial adviser to National Grid and Credit Suisse First Boston and Merrill Lynch are acting as joint corporate brokers. JPMorgan and Cazenove are acting as joint financial advisers to Lattice and Hoare Govett and Cazenove are acting as joint corporate brokers.

2. BENEFITS ARISING FROM THE MERGER

The Boards of National Grid and Lattice believe that the Merger will create a business which is able to generate superior returns for shareholders from opportunities in a number of areas:

Creation of a leading international energy delivery company

The Merger will create a leading international energy delivery company with a combined market capitalisation of approximately 14.8 billion pounds sterling (based on the National Grid Closing Price and the Lattice Closing Price).

In Great Britain, Lattice owns and manages the principal gas transportation system, comprising approximately 6,400 km of high pressure pipelines and around 275,000 km of lower pressure (local transmission and distribution) pipelines. National Grid owns and manages the high-voltage electricity transmission network in England and Wales, comprising approximately 8,000 km of overhead lines and underground cables. Lattice is continuing to make good progress on restructuring Transco into the National Transmission System and eight Regional Distribution Networks. National Grid Transco will work constructively with Ofgem to facilitate the creation of individual price controls to provide the Merged Group with flexibility and structural options for the future.

In the US, National Grid has electric transmission and distribution assets with a total length of approximately 140,000 km, serving over 3.2 million electricity customers. It also has a gas distribution network, comprising approximately 15,000 km of pipelines and mains, serving over 0.5 million customers in New York State.

Both National Grid and Lattice utilise their existing infrastructure to provide solutions to the wireless communications industry. Combined, the enlarged business will be the third largest independent communication towers provider in the UK. Together the businesses will provide broader coverage to mobile operators and be well positioned to exploit growth opportunities. The strategic options for 186k, Lattice's fibre-optic telecommunications business, are being reviewed with a view to resolving the future of the business in the course of this financial year.

Utilisation of complementary skills to maximise value for shareholders and customers

National Grid and Lattice share a complementary set of core skills in the development, operation and management of complex networks. Since their privatisations, each of National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice believe that bringing these businesses together will generate significant opportunities for creating shareholder value through enhanced operating performance and the sharing of best practice, for example between the US and UK businesses.

The Merger will provide an opportunity to improve the operation of gas and electricity transmission further, and will allow better overall network planning, which is important in light of increasing interdependence of these systems.

Enhanced growth opportunities

National Grid has a proven track record in creating material value from expansion in the US and, following a number of acquisitions in recent years, is one of the largest energy delivery companies in the North East US. The US is the world's largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks.

The increased size and financial capacity of the Merged Group combined with expertise in managing both gas and electricity networks should enable it to continue to exploit growth opportunities in the US and those which, over time, are expected to emerge in Europe as the market is liberalised and structural reforms are implemented.

Prospects for future outperformance and financial benefits from the Merger

The directors of National Grid and Lattice are confident of exceeding their regulatory efficiency targets currently in place, which became effective in April 2001 for National Grid and April 2002 for Transco.

National Grid previously announced a target of a 20 per cent. reduction in controllable costs over the remainder of its current price control period. This represented a modest outperformance against Ofgem's targets. National Grid is today announcing that it is now able to increase its target to 30 per cent. which would result in delivery of an additional 80 million pounds sterling savings over the remainder of the period.

The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least 100 million pounds sterling by the end of the first full financial year following completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses.

Further savings are expected to be achievable from the progressive combination of the operations of the two UK transmission businesses, sharing best practice between the US and UK businesses and further financial synergies.

Financial impact

The Merger is expected to enhance earnings per share (pre-exceptional items) for both National Grid and Lattice in the first full financial year following completion of the Merger (2). The Merged Group will seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in pounds sterling) by 5 per cent. in real terms per annum for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the financial year ended 31 March 2002, which includes the recommended National Grid Final Dividend.

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities, particularly in the US.

3. BOARD OF DIRECTORS, MANAGEMENT AND ORGANISATION

The Board of National Grid Transco will be drawn from the Boards of National Grid and Lattice. The Non-Executive Chairman of National Grid Transco will be Sir John Parker, Chairman and acting Chief Executive of Lattice. James Ross, Chairman of National Grid, will be Non-Executive Deputy Chairman. Roger Urwin, Chief Executive of National Grid, will be Chief Executive and Steve Lucas, Finance Director of Lattice, will be Group Finance Director of the Merged Group. In addition to the Chief Executive and Finance Director, the executive management team will comprise Edward Astle, Steven Holliday, Colin Matthews, Rick Sergel and John Wybrew. Stephen Box, National Grid Finance Director, will take early retirement on the grounds of ill-health upon the completion of the Merger.

A further six Non-Executive directors will be drawn equally from the Boards of National Grid and Lattice.

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(2) The statement that the Merger will be earnings per share enhancing for National Grid and Lattice should not, however, be interpreted to mean that earnings per share in the first full financial year following the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

4. EMPLOYEES

National Grid and Lattice attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance career prospects. So far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid and Lattice will be fully safeguarded.

5. DETAILS OF THE MERGER

The terms of the Merger are based on the recent relative equity market capitalisations of the two companies.

The Merger is intended to be implemented by way of the Scheme of Arrangement. Under the Scheme, National Grid will issue New National Grid Transco Shares to Lattice Shareholders on the basis of 0.375 New National Grid Transco Shares for each Lattice Share held at the relevant record date, and so in proportion for any other number of Lattice Shares. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the current issued share capital of the two companies.

If a Lattice Shareholder has a fractional entitlement to New National Grid Transco Shares with a value in excess of 3.00 pounds sterling, such entitlement will be aggregated and sold for the benefit of the relevant Lattice Shareholder. Otherwise, fractions of a New National Grid Transco Share will not be allotted but will be aggregated and sold for the benefit of the Merged Group.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger.

Under the Scheme, Lattice's current issued share capital will be cancelled and re-issued to National Grid. National Grid will therefore become the listed holding company of the Merged Group and conditional upon the Merger becoming effective will change its name to National Grid Transco and retain its listings on the London and New York Stock Exchanges.

The Merger is subject to the conditions and further terms set out in Appendix 1, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice as described below, satisfaction of certain regulatory conditions as described below, and sanction of the Scheme by the Court.

The implementation of the Scheme will require approval by a special resolution of Lattice Shareholders to be proposed at the Lattice Extraordinary General Meeting. The Scheme will also require approval separately by Lattice Shareholders at the Lattice Court Meeting. The approval required at the Lattice Court Meeting is a majority in number representing 75 per cent. in nominal value of those Lattice Shareholders who vote at that meeting.

The Merger will also require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid Extraordinary General Meeting. Special resolutions to change the name of National Grid to National Grid Transco and to alter its articles of association will also be proposed at the National Grid Extraordinary General Meeting. In order to implement the Merger, the articles of association of National Grid will need to be amended to change the rights of the Secretary of State, principally to reflect National Grid's ownership of Transco.

The implementation of the Scheme can only become effective if all the conditions to the Merger have been satisfied or, where relevant, waived. The Scheme will become effective on the delivery to the Registrar of Companies in England and Wales by Lattice of a copy of the order of the Court sanctioning the Scheme and the registration of such order. Once the Scheme becomes effective, the terms will be binding on all Lattice Shareholders whether or not they voted in favour.

The formal documentation relating to the Merger is expected to be sent to shareholders by the end of June in order for appropriate resolutions to implement the Merger to be proposed at meetings immediately following Lattice and National Grid's Annual General Meetings on 15 July 2002 and 23 July 2002 respectively. Following receipt of the relevant shareholder, regulatory and Court approvals, it is currently expected that the Scheme will become effective and that the Merger will complete during the autumn of 2002.

6. YEAR END, DIVIDEND PAYMENT AND DIVIDEND POLICY

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March. Lattice Shareholders will remain entitled to the second interim dividend of 5.4 pence per Lattice Share, which was declared by Lattice on 7 February

2002 and is due to be paid on 14 June 2002. Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend of 9.58 pence per National Grid Share to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Merger, will rank pari passu with the existing National Grid Shares save that they will not be entitled to receive the National Grid Final Dividend, or any interim dividend as described below.

On completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid's current dividend policy, which aims to increase dividends per share (expressed in pounds sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003.

In the event that the Merger does not become effective prior to the announcement of National Grid's interim results for the 6 months to 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will be entitled to an interim dividend on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent of the declared dividend per National Grid Share for the period.

7. REGULATORY CONSENTS

The Merger cannot be completed until a number of conditions have been satisfied, which include the receipt of regulatory and other consents and approvals in the UK and the US, to the satisfaction of National Grid and Lattice. In the UK, the required regulatory approvals include obtaining the consent of the Secretary of State as the holder of the Lattice Special Share and the Secretary of State not referring the Merger to the Competition Commission. The parties will involve Ofgem throughout these processes. In addition, the consent of the Secretary of State will be required under a licence granted to Lattice under the Telecommunications Act 1984.

The principal regulatory approval required in the US is approval from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 of the issue of the New National Grid Transco Shares to Lattice Shareholders in connection with the Merger. The approval of certain other US regulatory agencies may be required.

All such regulations, consents and/or approvals are expected to be received so that completion of the Merger can occur during the autumn of 2002.

8. SETTLEMENT, LISTING AND DEALING

Applications will be made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that admission will become effective and that dealings, for normal settlement, will commence on the day on which the Scheme becomes effective.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form will also retain their ADS certificates which will remain valid as ADSs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADSs issued and any previously outstanding ADS certificates presented for registration of transfer will be issued in the name of National Grid Transco.

Certificates for New National Grid Transco Shares to be issued to Lattice Shareholders pursuant to the Merger are expected to be despatched no later than 14 days after the Scheme becomes effective. No certificates for New National Grid Transco Shares will be issued in respect of the entitlements of Lattice Shareholders who hold their shares through CREST, settlement for which will be made through the applicable CREST procedures.

Further details on settlement, listing and dealing will be included in the documents to be sent to National Grid Shareholders and Lattice Shareholders.

9. INTERESTS IN SHARES

Neither National Grid nor any director of National Grid, nor, so far as National Grid is aware, any party acting in concert with National Grid, owns or controls any Lattice Shares or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, or any options to purchase any Lattice Shares or holds any derivatives referenced to Lattice Shares. In the interests of confidentiality, National Grid has not made any enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with it for the purposes of the Merger.

10. EMPLOYEE SHARE SCHEMES

Prior to completion of the Merger, National Grid and Lattice will continue to grant options and awards under their respective employee share schemes in the ordinary course.

Appropriate proposals will be made to participants in the Lattice Share Schemes, full details of which will be contained in the documentation to be sent to National Grid and Lattice Shareholders.

11. UNITED KINGDOM AND UNITED STATES TAXATION

Subject, where applicable, to receipt of the Inland Revenue clearance under section 138 of the Taxation of Chargeable Gains Act 1992 referred to below, Lattice Shareholders who are resident in the UK for tax purposes will not be treated as making a "disposal" of their Lattice Shares for the purposes of UK capital gains taxation ("CGT") to the extent they receive New National Grid Transco Shares pursuant to the Merger. Instead, Lattice Shareholders will be able to "roll-over" any gain or loss which would otherwise have arisen into the New National Grid Transco Shares which they receive.

Lattice Shareholders may realise a disposal for CGT purposes to the extent they receive cash in lieu of fractional entitlements to New National Grid Transco Shares pursuant to the Merger.

Applications for clearance in respect of the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and Section 215 of the Income and Corporation Taxes Act 1998 are being made today.

Further details of relevant tax issues will be given in the documents to be despatched to National Grid Shareholders and Lattice Shareholders.

The directors of Lattice currently expect that Lattice Shareholders who are US persons who hold Lattice Shares as capital assets generally will not recognise any gain (or loss) for US federal income tax purposes upon the receipt of the New National Grid Transco Shares or the cancellation of the Lattice Shares except to the extent of any cash received in lieu of fractional entitlements.

12. INDUCEMENT FEE

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an agreement. Such agreement provides for either party to pay the other a fee of 60 million pounds sterling if:

(i) an announcement is made during the offer period by a third party indicating an intention to make an offer for, or proposal relating to the change of control of, either party, as a result of which either (a) the shareholders of such party do not pass the necessary resolutions approving the Merger, or (b) such party terminates discussions with the other party; or

(ii) either party notifies or indicates to the other party that its directors will not unanimously recommend its shareholders to vote in favour of the Merger or the directors of such party do not make such recommendation or withdraw their recommendation or recommend an alternative offer or transaction involving a change of control; or

(iii) either party takes any action or omits to take any action (other than as a consequence of a third party regulatory body failing to approve the Merger or placing unacceptable conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective,

and in each case the Merger does not become effective in accordance with its terms.

13. RECOMMENDATIONS

The Board of National Grid, which has been advised by Rothschild, considers the terms of the Merger to be fair and reasonable to National Grid. In providing advice to the National Grid Board, Rothschild has taken into account the National Grid Board's commercial assessments. The National Grid Board considers the Merger to be in the best interests of National Grid Shareholders as a whole and will unanimously recommend National Grid Shareholders to vote in favour of the resolutions to be proposed at the National Grid Extraordinary General Meeting relating to the Merger as they intend to do in respect of their own beneficial holdings.

The Lattice Board, which has been so advised by JPMorgan and Cazenove, considers the terms of the Merger to be fair and reasonable to Lattice. In providing advice to the Lattice Board, JPMorgan and Cazenove have taken into account the Lattice Board's commercial assessments. The Lattice Board considers the Merger to be in the best interests of Lattice Shareholders as a whole and will unanimously recommend Lattice Shareholders to vote in favour of the resolutions relating to the Merger to be proposed at the Lattice Court Meeting and the Lattice Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings.

Enquiries:

National Grid (011) 44 207 312 5781 Roger Urwin Stephen Box	Lattice (011) 207 389 3200 Sir John Parker Steve Lucas
Investor Relations Marcy Reed 44 207 312 5779 Terry McCormick 44 207 312 5785 Louise Clamp 44 207 312 5783	Investor Relations Melissa Sellars 44 207 389 3219 Gary Rawlinson 44 207 389 3218
Media Relations Clive Hawkins 44 207 312 5757	Media Relations Gillian Home 44 207 389 3212 Jim Willison 44 207 389 3213
Rothschild 44 207 280 5000 Nicholas Wrigley James Douglas-Hamilton	JP Morgan 44 207 325 8431 Robert McGuire Jeremy Wilson
	Cazenove 44 207 588 2828 Nick Wiles Patrick Magee
Citigate Dewe Rogerson Anthony Carlisle 44 207 638 9571 44 797 361 1888	The Maitland Consultancy Angus Maitland 44 207 379 5151 44 778 526 8283

Photographs will be available on www.newscast.com

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement has been issued by National Grid and Lattice and is the responsibility of National Grid and Lattice and has been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by N M Rothschild and Sons Limited of New Court, St Swithin's Lane, London, EC4P 4DU; J.P. Morgan plc of 125 London Wall, London, EC2Y 5AJ; and Cazenove and Co. Ltd of 12 Tokenhouse Yard, London, EC2R 7AN.

The directors of National Grid and the directors of Lattice jointly accept responsibility for the information contained in this announcement other than the information relating solely to National Grid or Lattice and their respective subsidiaries, associates, shareholders and directors, for which the directors of National Grid and Lattice respectively accept such responsibility. To the best of the knowledge, information and belief of such directors (who have taken all

reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

National Grid and Lattice have been advised that the New National Grid Transco Shares to be issued under the Scheme are exempt from the registration requirements of the US Securities Act of 1933, as amended and, as a consequence, the New National Grid Transco Shares to be issued under the Scheme will not be registered thereunder.

Rothschild is acting exclusively for National Grid and no one else in connection with the Merger and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of Rothschild or for providing advice in relation to the Merger.

JPMorgan is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Merger.

Cazenove is acting exclusively for Lattice and no one else in connection with the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Merger.

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the earnings per share of National Grid Transco will necessarily be greater than the historic earnings per share of National Grid or Lattice.

Unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulation, the terms of the offer will not be made, directly or indirectly, in or into, or by the use of mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan. Accordingly, unless otherwise determined by National Grid and Lattice and permitted by applicable law and regulations, neither copies of this announcement nor any other documents relating to the Merger are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain statements that are neither reported financial results nor other historic information. These statements are "forward-looking statements" within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this announcement include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. National Grid has equity securities traded on the London Stock Exchange and the New York Stock Exchange and Lattice has equity securities traded on the London Stock Exchange.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include National Grid Shares, National Grid ADSs, instruments convertible into National Grid Shares or National Grid ADSs, Lattice Shares and instruments convertible into Lattice Shares. This requirement will apply until the end of the offer period.

Disclosure should be made on an appropriate form by no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: 44 207 588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of National Grid or Lattice, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: 44 207 382 9026, fax number: 44 207 638 1554).

Appendix 1

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE MERGER

The Merger is conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1. The Scheme is conditional upon:

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Scheme being passed at the Lattice Extraordinary General Meeting;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid Extraordinary General Meeting;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order of the Court being delivered by Lattice for registration to the Registrar of Companies in England and Wales and registration of the Order confirming the reduction of capital involved in the Scheme by the Registrar of Companies in England and Wales.

2. National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(a) the SEC having granted prior approval to National Grid authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of PUHCA, on terms satisfactory to National Grid and Lattice acting reasonably;

(b) any conditions imposed by the SEC in relation to the continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

(c) to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:

(i) indicated that the Merger and its implementation does not give rise to a concentration falling within the scope of Council Regulation (EEC) 4064/89 concerning the control of concentrations between undertakings (as amended) (the "Merger Regulation"); or

(ii) taken a decision, without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

(iii) referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation or having been deemed to have done so under Article 9(5); and

(a) each such authority having granted a clearance without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and

(b) the requirements of paragraph (c)(ii) above being satisfied with respect to any part not referred to the competent authority of any Member State;

(d) insofar as the merger provisions of the Fair Trading Act 1973 may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the United Kingdom indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e) all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f) the Gas and Electricity Markets Authority indicating that it, and the Secretary of State indicating that she:

(i) does not intend to seek modifications to any of the Wider National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act 2000 (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii) does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii) will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);

(g) National Grid having obtained authorisations from such US regulatory agencies as may have or assert jurisdiction over the Merger on terms and conditions satisfactory to National Grid and Lattice acting reasonably;

(h) if applicable, the review and investigation of the Merger under the Exon-Florio Amendment to the US Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i) the receipt from the Inland Revenue of clearances in respect of the Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National Grid and Lattice, acting reasonably;

(j) all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Scheme in any jurisdiction having been complied with;

(k) no central bank, government or governmental, quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

(i) require the divestiture by National Grid or Lattice or any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

(ii) require any member of either the Wider National Grid Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or

(iii) impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

(iv) make the Scheme or its implementation void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l) save as disclosed by National Grid to Lattice or by Lattice to National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:

(i) any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

(ii) any such arrangement, agreement, licence, permit, lease or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

(iii) the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

(iv) the value, or financial or trading position or prospects of any member of the Wider National Grid Group or Wider Lattice Group being adversely modified or affected; or

(v) the creation of any material liability (actual or contingent) by any member of the Wider National Grid Group or Wider Lattice Group; or

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

(vii) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or

(viii) any member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;

in each case in consequence of the Merger or the Scheme;

(m) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:

(i) any adverse financial, business or other information in relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

(ii) any financial, business or other information which has been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22 April 2002 (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

(iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider Lattice Group) by Lattice and which is material in the context of the relevant group;

(iv) any steps have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;

(n) (i) unless publicly announced by National Grid pursuant to the Listing Rules or disclosed by National Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National Grid Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider National Grid Group taken as a whole; or

(o) (i) unless publicly announced by Lattice pursuant to the Listing Rules or disclosed by Lattice to National Grid prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Lattice Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p) other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April 2002 or as contemplated by the Merger or the Scheme or by this announcement, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National Grid, 31 March 2001 and, in the case of Lattice, 31 December 2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:

(i) issued or authorised or proposed the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Schemes or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ii) except for:

(a) transactions between one wholly-owned member of the relevant group and another such member, and (b) (in the case of Lattice) the Scheme,

authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(iii) (other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or

(iv) save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent which is material with any director of National Grid or Lattice, as the case may be; or

(v) (other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of Lattice, the Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

(vi) issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(vii) (in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or

(viii) in the case of any member of the Wider National Grid Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ix) (other than in respect of a member of the Wider National Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the

appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(x) been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xi) waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xii) entered into any contract, commitment, agreement or arrangement or passed any resolution made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition; or

(q) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid on or after 22 April 2002:

(i) any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by

any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National Grid Group or Wider Lattice Group, as the case may be;

(ii) there is any material liability (actual or contingent) of any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

(iii) a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3. Subject to the requirements of the Panel, National Grid and Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger and the Scheme.

4. Save with the consent of the Panel, the Merger will lapse and the Scheme will not proceed if, before the date of the Court Meeting:

(i) the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation; or

(ii) there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under Article 9(1) of the Merger Regulation or otherwise.

Appendix 2

INFORMATION ON NATIONAL GRID

National Grid is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 3.2 million electricity customers and 0.5 million gas customers in the North East US. National Grid also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is also developing an interconnector in Australia and has interests in transmission networks in Argentina and Zambia with joint venture partners.

In addition, the National Grid Group's telecommunications interests comprise its 32.5 per cent. economic interest in Energis, and joint ventures in Poland and Latin America. It also has wholly owned infrastructure services businesses in the UK and the US.

Summary financial information extracted, without material adjustment, from National Grid's results for the years ended 31 March 2000 and 31 March 2001 is set out in the table below:

<TABLE>
<CAPTION>

	(in pounds sterling) 2001	2000
<S>	<C>	<C>
Group turnover	3,799.7 m	1,614.7m
Total operating profit (1)	731.9 m	546.5m
Total assets	9,982.6m	8,766.8m
Equity shareholders' funds	3,475.8m	2,909.0m

</TABLE>

Note (1): Before exceptional items and goodwill amortisation

National Grid completed the acquisition of Niagara Mohawk Holdings, Inc., on 31 January 2002. Niagara Mohawk's principal activities are the delivery of electricity and natural gas in New York State. Due to the recent nature of the acquisition, Niagara Mohawk is not represented in the summary financial information detailed above. Summary financial information under US GAAP, extracted without material adjustment from Niagara Mohawk's annual reports for 31 December 1999 and 31 December 2000 is set out in the table below:

<TABLE>
<CAPTION>

	(in pounds sterling) 2000	1999
<S>	<C>	<C>
Operating revenues	4,539.3m	4,084.2m
Operating income	429.8m	528.8m
Total assets	12,642.3m	12,670.4m
Common stockholder equity	2,675.1m	2,976.1m

</TABLE>

Appendix 3

INFORMATION ON LATTICE

The majority of Lattice's turnover is generated through Transco. Transco is the owner and operator of the vast majority of Britain's gas transportation system. Transco transports gas for approximately 60 customers known as gas "shippers". Gas is received at seven coastal terminals and transported via 6,400 km of high pressure pipelines and 275,000 km of lower pressure (local transmission) and distribution pipelines to the meters of industrial, commercial and domestic customers and to third party gas transportation systems. The gas transmission system is connected to continental Europe via the interconnector pipeline from Bacton to Zeebrugge in Belgium. Gas is also transported to Belfast and Dublin via the interconnector at Moffat in Scotland. As well as transporting gas, Transco is responsible for the safety, development and maintenance of the pipeline system.

In addition, Lattice owns a number of ancillary businesses, including SST which builds, leases and operates sites for the base stations and radio masts needed by mobile telephone operators and 186k which owns and manages a fibre-optic network of nearly 2,000km connecting 20 centres of demand.

<TABLE>
<CAPTION>

(all amounts in pounds sterling)

	2001		2001	2000
	Excluding NTS(1) Entry capacity Auction turnover	Additional NTS entry capacity auction turnover	Including NTS entry capacity turnover	(as restated((2)
<S>	<C>		<C>	<C>
Group turnover	3,150m	143m	3,293m	3,087m
Total operating Profit (3)	1,063m	143m	1,206m	1,178m
Total assets (4)			9,220m	8,439m
Equity shareholders' Funds (5)			(723)m	(1,012)m

</TABLE>

Summary financial information extracted, without material adjustment, from Lattice's results for the years ended 31 December 2000 and 31 December 2001 is set out in the table above.

Please note that the December 2001 numbers are unaudited due to the year-end change to 31 March 2002.

Note (1): National Transmission System
Note (2): The 2000 figures have been restated to show comparative information using the historical cost convention and in accordance with FRS 19
Note (3): Before exceptional items and goodwill amortisation, including share of operating losses in joint venture, excluding exceptional items and including acquisitions
Note (4): Fixed assets plus current assets
Note (5): Before the deduction of any minority interests

Appendix 4

DEFINITIONS

"ADS" an American depositary share, each ADS represents five National Grid Shares

"Cazenove" Cazenove & Co. Ltd

"Companies Act" the Companies Act 1985, as amended

"Court" the High Court of Justice in England and Wales

"Credit Suisse First" Boston" Credit Suisse First Boston (Europe) Ltd.

"Electricity Act" the Electricity Act 1989, as amended

"Gas Act" the Gas Act 1986, as amended

"Hoare Govett" Hoare Govett Limited

"JPMorgan" J.P. Morgan plc

"Lattice" Lattice Group plc

"Lattice Court Meeting"the meeting of Lattice Shareholders to be convened by order of the Court pursuant to section 425 of the Companies Act, including any adjournment thereof

"Lattice Closing Price"the closing middle market price of a Lattice Share as derived from the Official List as at 19 April 2002, being the last business day prior to this announcement

"Lattice Extraordinary the extraordinary general meeting of Lattice to be convened in General Meeting" connection with the Merger, including any adjournment thereof

"Lattice Group" Lattice and its subsidiary undertakings and, where the context permits, each of them

"Lattice Shareholders" registered holders of Lattice Shares

"Lattice Shares" ordinary shares of 10 pence each in the capital of Lattice

"Lattice Share Schemes"the Lattice Sharesave Scheme, the Lattice All-Employee Share Ownership Plan, the Lattice Long Term Incentive Scheme, the Lattice Short Term Incentive Scheme, the deed of allocation made between Lattice, Mourant and Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the replacement BG Executive Share Option Scheme, the BG Group Employee Profit Sharing Scheme and the Spectrasite Transco Communications Limited Executive Share Option Scheme

"Lattice Special Share"	the special rights non-voting redeemable preference share of 10 pence in the capital of Lattice held by the Special Shareholder
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Merged Group"	National Grid Transco plc and its subsidiary undertakings following the Merger and, where the context permits, each of them
"Merger"	the proposed merger of National Grid and Lattice as described in this announcement
"Merrill Lynch"	Merrill Lynch International
"National Grid"	National Grid Group plc
"National Grid "Closing Price"	the closing middle market price of a National Grid Share as derived from the Official List as at 19 April 2002, being the last business day prior to this announcement
"National Grid Extraordinary General Meeting"	the extraordinary general meeting of National Grid to be convened in connection with the Merger, including any adjournment thereof
"National Grid Final Dividend"	the final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of the financial year ended 31 March 2002
"National Grid Group"	National Grid and its subsidiary undertakings and, where the context permits, each of them
"National Grid Shareholders"	registered holders of National Grid Shares
"National Grid Shares"	ordinary shares of 10 pence each in the capital of National Grid
"National Grid Share Schemes"	the National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid Employee Trust 2002 and National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002
"National Grid Transco"	National Grid Transco plc
"National Grid Transco Shareholders"	registered holders of National Grid Transco Shares

"National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid Transco
"New National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid to be issued to Lattice Shareholders at the relevant record date pursuant to the Scheme
"Ofgem" or "Gas and Electricity Markets Authority"	the Authority established under section 1 of the Utilities Act 2000
"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Take-overs and Mergers
"PUHCA"	the United States Public Utility Holding Company Act of 1935, as amended
"Rothschild"	N M Rothschild and Sons Limited
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement to be made under section 425 of the Companies Act between Lattice, the holder of the Lattice Special Share and the holders of the Lattice Shares at the relevant date
"SEC"	the United States Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"Special Shareholder"	the holder of the Lattice Special Share, being currently the Secretary of State
"Transco"	Transco plc
"UK Listing Authority"	United Kingdom Listing Authority
"UK Trust"	the Rules and Trust Deed of the National Grid Employee Share Ownership Plan 2002 (UK Plan)
"Wider Lattice Group"	Lattice and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which Lattice and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

"Wider National Grid Group"	National Grid and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

22 April 2002

National Grid Announces Cost Savings, Board Change and Final Dividend

Further to today's joint announcement by National Grid Group plc ("National Grid") and Lattice Group plc ("Lattice") that the Boards of both companies have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco, National Grid announces:

UK Cost Savings

At its preliminary results in May 2001, National Grid announced that it would aim to reduce controllable costs in its UK Transmission Owner business by 20per cent in real terms over the term of its price review which ends in March 2006, modestly outperforming the targets set by Ofgem.

Following an extensive review of the UK business processes, National Grid is now able to increase this target to 30 per cent delivering a further 80 million pounds sterling of cost savings over the current price review period.

Steve Holliday, Group Director Europe said, "This is further proof of our ability to continue to cut costs after the excellent record over the last ten years. I look forward to working with Lattice to exchange best-practice abilities in this area."

Board Change

The Board announces Stephen Box's intention to retire, through reasons of ill health, as a Director of National Grid on completion of the merger between National Grid and Lattice.

James Ross said, "I would like to thank Stephen on behalf of all at National Grid for his enormous contribution to the Group's success. We will be sad to see him leave and we wish him all good fortune on his retirement."

Final Dividend

The Board is recommending a final dividend of 9.58 pence per share to be paid on 15 August 2002 to shareholders on the register on 7 June 2002. This brings the total dividend for the year to 16.04 pence per share in line with our target to increase dividends by 5 per cent real in each year to March 2006.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historic information. These statements are "forward looking statements" within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this announcement include: the ability to integrate Lattice successfully within the National Grid Group or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

ENQUIRIES:

National Grid:

Investors

Marcy Reed	44 207 312 5779	44 776 849 0807(m)
Terry McCormick	44 207 312 5785	44 776 804 5139(m)
Louise Clamp	44 207 312 5783	44 776 855 5641(m)

Media

Clive Hawkins	44 207 312 5757	44 783 635 7173(m)

Citigate Dewe Rogerson:		44 207 638 9571
Anthony Carlisle		44 797 361 1888(m)

National Grid Group plc

David C. Forward
Assistant Secretary

April 22, 2002

US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re: National Grid Group plc ('National Grid') Form 6-k for April 2002

Please find enclosed a Form 6-K Report in respect of an announcement about Merger of National Grid and Lattice which is being furnished to you under the Securities Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

Very truly yours,

s/David C. Forward

David C. Forward
Assistant Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 7, 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

s/David C. Forward
By____________________________
Name: David C. Forward
Title: Assistant Secretary

Date: May 7, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for March 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
30.4.02	NGG's Exec. Directors' share interests (further operation of ESOP)
26.4.02	NGG's Exec. Directors' share interests (further operation of ESOP)
26.4.02	Directors' Interests- R P Sergels' 'Thrift Plan' acquires shares.
9.4.02	NGG's Exec. Directors' share interests (further operation of ESOP)
2.4.02	National Grid Financial Timetable

---

*NOTE: A separate Form 6-k was sent on 22 April in respect of the following two announcements;

22.4.02	National Grid Announces Cost Savings, Board Change and Final Dividend
22.4.02	Merger Of National Grid And Lattice To Create A Leading International Energy Delivery Company

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for April 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)

2 April 2002

National Grid Financial Timetable for the year ending 31 March 2003

The National Grid preliminary statement of results for the year ended 31 March 2002 will be announced on Thursday 30 May 2002.

Other imminent key dates are:

23 July. Annual General Meeting, International Convention Centre, Birmingham.

15 August. Final dividend 2001/02 payment (Ex-dividend date 5 June. Record date 7 June).

Contact: D C Forward, Assistant Secretary, (011) 44 207 312 5860

National Grid Group plc (National Grid)

9 April 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 9,298 NGG Ordinary shares on Friday 5 April 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207 312 5860)

National Grid Group plc (National Grid)
26 April 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 14,598 NGG Ordinary shares on 22 April 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207 312 5860)

National Grid Group plc (National Grid)

26 April 2002

Notification of Directors' Interests

The Trustee of the National Grid USA Incentive Thrift Plan notified National Grid yesterday that Mr R P Sergels' interests in NGG shares were increased by the following purchase:

34.83 Ordinary Share ADRs on 23 April 2002 at $35.85 per ADR.

National Grid Group plc (National Grid)
30 April 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 23,952 NGG Ordinary shares on Friday 26 April 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207 312 5860)

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **30th May 2002**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

s:/David C. Forward
By:________________________

Name: David C Forward

Title: Assistant Secretary

Date: 31st May 2002

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement to the London Stock Exchange
for 30th May 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Announcement:

National Grid Group plc –
National Grid Preliminary Results for the year ended 31 March 2002.

Embargoed for 30 May 2002 at 0700

National Grid preliminary results for the year ended 31 March 2002

Another year of strong and improved operating performance

- Strong operating performance
  - operating profit increased by 18% to £875 million, before exceptional items and goodwill amortisation.
  - operating cash flow increased by 55% to £1.26 billion.
  - earnings per share, before exceptional items and goodwill amortisation, increased by 61% to 32.1 pence.

- Joint ventures and associate exceptional items
  - full write down and provision for all expected related liabilities for telecoms investments in Latin America, Energis and Energis Polska.
  - non-cash charge to reflect the impact in Argentina of the devaluation of the peso.

- Key strategic steps
  - Niagara Mohawk acquisition completed end January 2002, more than doubling the size of the US business. Acquisition was immediately earnings enhancing (before exceptional items and after goodwill amortisation), with a contribution of £83 million to Group operating profit.
  - proposed merger with Lattice will enable us to strengthen profitability of the UK businesses, be earnings enhancing (before exceptional items) in first full financial year following the merger(1) and create an enhanced platform for future growth.
  - decision taken to withdraw from investments in alternative telecoms network operations (altnets).

- Dividend
  - increased to 16.04 pence per share for full year, in line with stated aim of 5% real growth per year.

Financial highlights	**Year ended 31 March 2002**	**Year ended 31 March 2001 (restated)****	**Change**
Turnover	£4.4bn	£3.8bn	up 16%
Operating profit *			
Electricity & Gas	£947m	£859m	up 10%
Telecoms*	£(72)m	£(120)m	
Total	£875m	£739m	up 18%
Pre-tax profit *	£582m	£484m	up 20%
Profit after tax and minority interests *	£491m	£295m	up 66%
Earnings per share *	32.1p	20.0p	up 61%
Dividend per share	16.04p	15.08p	up 6.4%

* Before exceptional items and goodwill amortisation, including National Grid's share of Energis' results for 6 months to 30 September 2001, as Energis has not yet released results for the year to 31 March 2002

** Prior year numbers restated to reflect the adoption of FRS 19

James Ross, Chairman of National Grid, said:

"National Grid has once again delivered a strong operating performance from its core energy businesses and taken further strategic steps that will materially reinforce and increase the growth potential of the company.

"The acquisition of Niagara Mohawk more than doubled the size of our US business and was immediately earnings enhancing before exceptional items and after goodwill amortisation. The integration is proceeding well, and we are confident of achieving our target returns on our enlarged US energy business.

"Our decision to withdraw from the altnet sector has been accompanied by full write downs of our investments in this sector. We signalled these in our half year results and year end trading statement and today add the final element – a full write down of our Energis Polska investment and provisions for all related liabilities. Despite these disappointing exceptional charges, it is perhaps worth recalling that, net of these and our cumulative share of losses in the ventures, our overall investment in the altnet sector has generated over £1 billion of net value for shareholders. In the future, we will continue to leverage our assets and expertise to provide infrastructure services to mobile phone operators.

"Our proposed merger with Lattice will bring together two complementary businesses and enable us to enhance the performance and returns of the combined operations. In addition, the merged group's expertise in operating both gas and electricity networks will significantly increase our growth potential.

"We enter the current financial year, therefore, with a stronger business, a clear strategy and confidence in delivering increased value for our shareholders. This is reflected in our dividend and our aim to deliver 5 per cent real growth in dividends per share until 2006."

(1) The statement that the merger will be earnings or earnings per share enhancing should not, however, be interpreted to mean that earnings or earnings per share in the first full financial year following the merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the federal securities laws of the United States. These forward-looking statements rely on a number of assumptions and are subject to a number of risks and uncertainties, many of which are outside the control of National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ from those described in this announcement include the ability to integrate Lattice Group plc successfully or to realise all of the synergies from such integration or the failure to retain key management. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the United States Securities and Exchange Commission (and, in particular, the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Analyst presentation
Merrill Lynch, King Edward Hall, 2 King Edward Street, London EC1A 1HQ.
9:00am (UK time) today

Live telephone coverage of analyst presentation - password National Grid
Dial in number: + 44 (0) 20 8240 8241 & + 44 (0) 20 8240 8240
US call in number: + 1 703 925 2400

UK instant replay available until 30 June - passcode 619 262
Dial in number: + 44 (0) 20 8288 4459
Freephone number: 0500 637 880
US instant replay available until 30 June - passcode 619 262
Dial in number: + 1 703 736 7336

Live webcast of presentation will also be available on www.nationalgrid.com

Teleconference with Roger Urwin and Stephen Box 15.00 UK time (10.00 EST & 07.00 PST)

Dial in number: +44 (0) 20 8240 8243
US call in number: + 1 703 925 2400

UK instant replay available until 30 June - passcode 619 282
Dial in number: +44 (0) 20 8288 4459
Freephone number: 0500 637 880
US instant replay available until 30 June - passcode 619 282
Dial in number: + 1 703 736 7336

Photographs are available from midday on www.newscast.co.uk

Contact details

National Grid:

Investors
Marcy Reed +44 (0)20 7312 5779 +44 (0)7768 490807(m)
Terry McCormick +44 (0)20 7312 5785 +44 (0)7768 045139(m)
Louise Clamp +44 (0)20 7312 5783 +44 (0)7768 555641(m)
Bob Seega (US) +1 508 389 2598

Media

Clive Hawkins +44 (0)20 7312 5757 +44 (0)7836
357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571
Anthony Carlisle +44 (0)7973
611888(m)

Unless otherwise indicated, profit numbers are stated before exceptional items and goodwill amortisation

GROUP RESULTS

National Grid Group increased its turnover by 16 per cent, or £0.6 billion, to £4.4 billion. The majority of this increase was the first-time contribution from the New York operation (formerly Niagara Mohawk) of National Grid USA, from 31 January 2002 to the year end.

Total operating profit for the year increased 18 per cent to £874.7 million, representing strong performance from our regulated business in the UK and the New England operation of National Grid USA, the first-time contribution of £83.1 million from the New York operation, and an £82.5 million reduction in our share of losses from Intelig in Brazil. The operating profit includes our share of Energis' results only for the 6 months ended 30 September 2001, as Energis has not yet released results for the year ended 31 March 2002.

Profit before tax was up 20 per cent to £582.2 million (£484.3 million for the year ended 31 March 2001).

The tax charge on the profit for the year, excluding exceptional items, was £85.4 million after the release of £73.0 million of prior year tax provisions, representing an effective tax rate of 17.4 per cent. In accordance with Financial Reporting Standard (FRS) 19, the charge includes full provision for deferred tax.

Profit after tax and minority interests was £490.5 million, up 66 per cent from £295.3 million for the year ended 31 March 2001.

Earnings per share, excluding exceptional items and goodwill amortisation, increased 12.1 pence to 32.1 pence. As a result of the exceptional charges noted below, basic earnings per share fell 77.3 pence to a loss of 32.3 pence.

There have been substantial net post-tax exceptional charges of £893.4 million, most of which were signalled at our half year results announcement and in our year end trading statement. They comprise:

<u>Write down of altnet joint ventures and associate (total £754.5 million):</u>

- A £272.7 million charge (£290.4 million before tax) announced in November 2001 to write down fully the carrying value of our Latin American telecoms investments and provide for all expected related liabilities.
- A net £372.0 million charge, before and after tax, relating to Energis. This primarily represents the full write down of our 32.5 per cent shareholding.
- A £109.8 million charge, before and after tax, to write down fully the carrying value of our investment in Energis Polska and provide for all expected related liabilities, including a Euro125 million European Investment Bank loan guarantee.

<u>Organisational restructuring costs (total £72.9 million):</u>

- US integration costs of £44.5 million (£74.8 million before tax).

- UK restructuring costs of £28.4 million (£40.5 million before tax).

Net financing and other costs (total £66.0 million):

- Exceptional profits of £32.6 million, before and after tax, arising primarily from disposals of property and our interest in the Manx Cable Company.
- A £92.5 million, before and after tax, non-cash charge in respect of our share of the impact of the devaluation of the Argentine peso on Transener's balance sheet.
- Other miscellaneous exceptional costs of £6.1 million, before and after tax.

Group net debt rose £4.3 billion to £8.2 billion. This increase was primarily due to the acquisition of Niagara Mohawk. As a result, net interest, excluding exceptional items, increased £37.4 million to £292.5 million. Interest cover, excluding exceptional items, goodwill amortisation and the impact of exchangeable bonds, was 3.6 times, compared to 3.5 times for the prior year.

Cash flow from operations for the year was £1.26 billion, up 55 per cent from last year, largely as a result of improved operating profit and the recovery of commodity costs incurred in prior periods. Capital expenditure, including capitalised interest, increased to £593.3 million (£535.8 million for the year ended 31 March 2001). The increase was primarily due to the continuing implementation of the automated meter reading (AMR) programme in New England and capital expenditure incurred by our operations in New York.

Final dividend

As announced on 22 April 2002, the Board is recommending a final dividend of 9.58 pence per ordinary share to be paid on 15 August to shareholders on the register on 7 June. This brings the total dividend for the year to 16.04 pence per ordinary share, a 6.4 per cent increase compared with last year, in line with our aim to increase dividends by 5 per cent in real terms in each financial year to 31 March 2006. This dividend per share is covered 2.0 times (2001: 1.3 times) by earnings per share excluding exceptional items and goodwill amortisation.

REVIEW OF OPERATIONS

ELECTRICITY NETWORKS

UK Transmission

Since 1 April 2001, our transmission asset owner (TO) and system operator (SO) functions have been separately regulated. TO revenues continue to be subject to an RPI-x price control, effective until March 2006, while new annual incentive scheme targets were agreed for our SO function as part of the New Electricity Trading Arrangements (NETA).

UK Transmission achieved operating profits of £524.7 million, an increase of £38.4 million, with our TO business contributing £467.4 million and the SO £57.3

million. This strong operating profit performance was driven by a reduction in controllable costs and a much better than expected outcome under the new Balancing Services Incentive Scheme (BSIS).

Following a review of our UK transmission operations, we have launched a series of initiatives to deliver further savings across this business. These initiatives resulted in a real reduction in our TO controllable costs of 8 per cent during the year. We have already announced that we will be able to reduce these costs by 30 per cent in real terms over the price control period, up from our initial target to reduce costs by 20 per cent. Exceptional reorganisation costs resulted primarily from the UK business review and amounted to £40.5 million before tax (£28.4 million after tax).

Following seven successive years of outperforming our targets under the Transmission Services Scheme, we have performed well under the new BSIS. We delivered incentivised costs £118.8 million below our target, contributing £46.3 million to SO operating profits, the remainder coming from a return on SO assets. We have agreed a one-year extension of the BSIS scheme, with a lower target for costs and higher sharing factors on gains and losses.

US Electricity and Gas

National Grid USA also performed strongly during the year, including an initial operating profit contribution of £83.1 million from the New York operation following the acquisition of Niagara Mohawk, completed on 31 January 2002.

Operating profits from energy delivery within our New England operation amounted to £242.3 million, compared to £221.2 million last year.

Continued efficiency savings have resulted in a further 5 per cent underlying reduction in real terms in distribution controllable costs, bringing the total reduction to date to 16 per cent in real terms. This contributed to a £10.8 million increase in distribution profits. The remainder of the increase in energy delivery profits was primarily driven by regulated returns on a higher rate base in transmission.

As expected, operating profit from stranded cost recovery and generation in New England continued its downward trend. The contribution from this and our New England joint ventures was £49.4 million compared to £69.6 million the year before, principally due to a one-off benefit of £15.2 million in Rhode Island last year.

In New York, operating profits for the two months since acquisition amounted to £83.1 million, including £66.8 million from our electricity business and £17.0 million from our gas business. These profits resulted in the acquisition of Niagara Mohawk being immediately earnings enhancing after goodwill amortisation but before exceptional integration costs. Exceptional integration costs were £74.8 million before tax (£44.5 million after tax).

The pre-tax nominal return on our New England electricity business was 9.4 per cent in the year to 31 March 2002, compared to 9.1 per cent in the prior year, after adjusting for the £15.2 million one-time recovery of stranded costs in Rhode Island. The improvement in return occurred notwithstanding the impact of a sluggish economy (normalised kWh deliveries grew by just 0.25 per cent), service quality penalties of £4.6 million, and costs associated with the

acceleration of AMR. We are on track to deliver our target of 10.5 per cent pre-tax nominal return on our investment for the enlarged US business for the year to March 2005, largely through a further 20 per cent reduction in controllable costs. These cost savings will result from the integration plan for our New York operation, the introduction of AMR, and other performance improvements.

Other electricity operations

As expected, operating profit from UK Interconnectors was down £23.0 million to £19.8 million. This reflects the replacement of the previous long-term contract with EdF by a series of auctions of interconnector capacity combined with the effect of low UK wholesale prices.

Our other electricity operations performed in line with last year, with our overall share of operating profits from electricity joint ventures rising from £35.3 million to £36.1 million. In Argentina, the devaluation of the peso adversely affected Transener's balance sheet, since its borrowings are in US dollars. As a result, we have accounted for our £92.5 million share of the joint venture's non-cash exceptional foreign exchange losses.

TELECOMS

The Board has decided to withdraw from the altnet sector. Our focus going forward will be on offering infrastructure services, primarily to mobile telecommunications operators.

Energis and Energis Polska

These results include National Grid's share of Energis' unaudited results for the six months ended 30 September 2001 only, as Energis has not yet released its financial results for the year ended 31 March 2002. The collapse of the market value of Energis has caused us to write-down fully the carrying value of our 32.5 per cent shareholding, contributing to a net exceptional charge of £372.0 million.

As Energis is withdrawing from operations in Continental Europe, we are seeking either a new partner or a buyer for Energis Polska. We anticipate that the future ownership of the joint venture will be resolved by the autumn. Given the current market uncertainties, we have written down fully the carrying value of our share of the joint venture and provided for all expected related liabilities, including the full amount of the European Investment Bank (EIB) loan guarantee.

This resulted in an exceptional charge totalling £109.8 million.

Latin American telecoms businesses

Our share of operating losses related to our Latin American telecoms investments fell sharply to £44.2 million, compared to £120.3 million for the previous year.

As announced in November 2001, we have reviewed these investments in the light of sector and regional difficulties and have written down fully our investments and provided for all expected related liabilities, a total of £290.4 million.

We continue to progress our exit from Intelig, Silica and Manquehue net. Given the sector and regional difficulties, value recovery is uncertain but we are confident that the outcome will be within the provisions we announced in November.

INFRASTRUCTURE SERVICES

National Grid is well positioned to create shareholder value in the infrastructure services business, targeted particularly at the mobile telecommunications industry. This position will be strengthened by the proposed addition of Lattice's SST business.

In the UK, GridCom signed a contract with Hutchison 3G to install 1,000 initial sites, and discussions with other operators are at an advanced stage.

In the US, NEESCom continues to produce positive operating profits before goodwill amortisation. Additionally, we believe that the US provides attractive opportunities to replicate GridCom's successful model. We expect to launch this business in the US during 2002.

PROPOSED MERGER WITH LATTICE

On 22 April 2002, we announced our intention to merge with Lattice to form National Grid Transco. The merger will create a leading international energy delivery company. Completion is targeted for the autumn of this year.

The merged group will utilise the complementary assets and skills of the combined businesses of National Grid and Lattice to create value for shareholders and benefits to our customers. We expect the merger to enhance earnings per share, before exceptional integration costs, in the first full financial year after completion(1).

The merger requires the approval of National Grid shareholders which will be sought at an EGM, expected to be held on the same day as the National Grid AGM, on 23 July 2002. In addition, the merger requires the approval of Lattice

shareholders and sanction of the High Court in relation to the Lattice scheme of arrangement. Certain regulatory approvals are also required in the UK and these are being progressed. The only US regulatory approval outstanding is that of the Securities and Exchange Commission (under the Public Utility Holding Company Act of 1935). We expect to have obtained all the necessary approvals by the autumn of this year.

OUTLOOK

We are confident of delivering further improvements in operating performance from our existing businesses. In addition, the proposed merger with Lattice will enable us to strengthen profitability of the UK businesses and create a platform for future growth.

In the UK, we continue to demonstrate our expertise in the operation of complex regulated networks. This core business made excellent progress during the year and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represents an important step in the continuing development of our US business. We will continue to take advantage of opportunities provided by our rate plans and integration synergies to improve performance and to achieve our target returns.

We also see opportunities to grow our infrastructure services businesses, particularly for mobile telecommunications operators. The combination of GridCom and Lattice's SST business will create the third largest independent provider of communications towers and related services to mobile operators in the UK. We have a similar opportunity to leverage our core business assets and skills in the US.

Our confidence in the strength and prospects of our business allows us to confirm our aim to deliver sustained real dividend growth, targeting an increase in dividends per share by 5 per cent in real terms each year until 2006.

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT
Year ended 31 March 2002

	Notes	2002 £m	2001 (restated) £m
Group turnover			
- Continuing operations	5(a)	3,921.9	3,799.7
- Acquisition	5(a)	479.1	-
		4,401.0	3,799.7
Operating costs		(3,893.6)	(3,094.2)
Operating profit of Group undertakings			
- Continuing operations	5(c)	505.7	705.5
- Acquisition	5(c)	1.7	-
Share of joint ventures' and associate's operating loss (continuing operations)	5(c)	(636.8)	(96.0)
Operating (loss)/profit			
- Before exceptional items and goodwill amortisation	5(b)	874.7	739.4
- Exceptional costs	6(a)	(121.4)	(45.3)
- Impairment of investments in joint ventures and associate	6(b)	(792.3)	-
- Goodwill amortisation		(90.4)	(84.6)
Total operating (loss)/profit - continuing operations, including acquisition	5(c)	(129.4)	609.5
Exceptional profit relating to partial disposal of Energis	6(c)	20.1	243.3
Profit on disposal of investments	6(d)	10.6	20.1
Profit on disposal of tangible fixed assets		22.0	-
Net interest (excluding exceptional items)	7	(292.5)	(255.1)
Net interest (exceptional items)	7	(92.5)	-
Net interest (total)	7	(385.0)	(255.1)
(Loss)/profit on ordinary activities before taxation		(461.7)	617.8
- Taxation (excluding exceptional items)	8	(85.4)	(182.1)
- Taxation (exceptional items)	8	60.1	235.4
Taxation (total)	8	(25.3)	53.3
(Loss)/profit on ordinary activities after taxation		(487.0)	671.1
Minority interests		(6.3)	(6.9)
(Loss)/profit for the year		(493.3)	664.2
Dividends	9	(264.6)	(223.0)
Retained (loss)/profit		(757.9)	441.2

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT (continued)
Year ended 31 March 2002

	Notes	2002	2001 (restated)
(Loss)/earnings per ordinary share			
Basic, on (loss)/profit for the year	10	(32.3)p	45.0p
Basic, on adjusted profit for the year*	10	32.1p	20.0p
Diluted, on (loss)/profit for the year	10	(32.3)p	43.0p
Diluted, on adjusted profit for the year*	10	32.1p	19.8p
* Adjusted profit excludes exceptional items and goodwill amortisation			
Dividends per ordinary share	9	16.04p	15.08p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Year ended 31 March 2002

	Note	2002 £m	2001 (restated) £m
(Loss)/profit for the year		(493.3)	664.2
Exchange adjustments		(58.3)	(14.7)
Tax on exchange adjustments		21.6	31.9
Total recognised gains and losses relating to the year		(530.0)	681.4
Prior year adjustment	1	(802.3)	
Total gains and losses recognised since last annual report		(1,332.3)	

NATIONAL GRID GROUP plc
SUMMARISED GROUP BALANCE SHEET
At 31 March 2002

	Note	2002 £m	2001 (restated) £m
Fixed assets			
Intangible assets - goodwill		2,113.0	1,386.2
Tangible assets		9,121.7	5,617.3
Investments			
- Joint ventures (net of impairment)		57.0	398.8
- Associate (net of impairment)		-	401.9
- Other investments		241.3	145.1
Total Investments		298.3	945.8
		11,533.0	7,949.3
Current assets			
Stocks		56.1	34.1
Debtors (due within one year)		1,527.9	880.4
Debtors (due after one year)		4,054.4	1,053.9
Assets held for exchange		16.6	16.6
Investment held for resale		15.4	-
Cash and deposits		212.6	271.2
		5,883.0	2,256.2
Creditors (due within one year)		(2,969.3)	(2,213.7)
Net current assets		2,913.7	42.5
Total assets less current liabilities		14,446.7	7,991.8
Creditors (due after one year)		(8,118.0)	(3,755.5)
Provisions for liabilities and charges		(3,034.3)	(1,521.0)
Net assets employed		3,294.4	2,715.3
Capital and reserves			
Called up share capital		177.7	148.5
Share premium account		1,243.4	-
Merger reserve		359.5	303.1
Profit and loss account		1,416.0	2,221.9
Equity shareholders' funds	11	3,196.6	2,673.5
Minority interests		97.8	41.8
		3,294.4	2,715.3

NATIONAL GRID GROUP plc
SUMMARISED GROUP CASH FLOW STATEMENT
Year ended 31 March 2002

	Note	2002 £m	2001 £m
Net cash inflow from operating activities	12	1,255.4	810.6
Dividends from joint ventures		12.8	20.3
Net cash outflow for returns on investments and servicing of finance		(357.5)	(306.9)
Net corporate tax paid		(7.3)	(137.2)
Net cash outflow for capital expenditure		(464.4)	(457.6)
Net cash outflow for acquisitions and disposals		(946.7)	(582.2)
Equity dividends paid		(229.5)	(212.5)
Net cash outflow before the management of liquid resources and financing		(737.2)	(865.5)
Net cash inflow from the management of liquid resources		336.2	775.2
Net cash inflow from financing		454.6	88.4
Movement in cash and overdrafts		53.6	(1.9)

1. Prior year adjustments

The adoption of Financial Reporting Standard 19 "Deferred Tax" (FRS 19) has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior year adjustment in accordance with Financial Reporting Standard 3. As a result, equity shareholders' funds at 31 March 2001 have been reduced by £802.3m and the comparative amount of profit after taxation for the year ended 31 March 2001 has been reduced by £104.8m.

Prior year numbers have also been revised for the presentation of the minority interests' share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation, are now included within minority interests.

2. Acquisition of Niagara Mohawk Inc

On 31 January 2002, the acquisition of Niagara Mohawk was completed. The total consideration of £2,186.5m was satisfied by the issue of shares of £1,269.9m and cash, including acquisition costs, of £916.6m. The acquisition has been accounted for using the acquisition method of accounting.

The provisional fair value attributed to the separately identifiable net assets of Niagara Mohawk is £1,376.4m, resulting in goodwill of £810.1m being recognised which is being amortised over 20 years. As a result of the acquisition of Niagara Mohawk taking place late in the financial year, fair values and goodwill are provisional and may be subject to revision during the current financial year.

3. Group reconstruction

During the year, National Grid Group plc (formerly New National Grid plc) was introduced as the new holding company of the National Grid Group by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. This transaction has been accounted for as a group reconstruction and merger accounting principles have been applied in the preparation of this statement. The effect of this accounting treatment is to present the consolidated results of National Grid Group plc as if National Grid Group plc had always been the holding company of the Group.

4. Energis plc ("Energis")

In respect of the results included in the Group accounts for the year ended 31 March 2002 for the associate, Energis, the Group accounts only include the Group's share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date of this announcement.

5. Segmental analysis

a) Turnover	2002 £m	2001 £m
Transmission - UK	1,241.8	1,315.6
Transmission - USA	208.2	194.7
Distribution - USA	1,678.5	1,519.0
Stranded costs recovery and generation-USA	251.5	334.9
Interconnectors - UK	63.1	83.6
Interconnectors - USA	45.5	47.9
Telecommunications	30.3	43.3
Other activities [(i)]	457.7	305.9
Sales between businesses	(54.7)	(45.2)
	3,921.9	3,799.7
Acquisition (Niagara Mohawk)		
Electricity - USA	375.0	-
Gas - USA	104.1	-
	479.1	-
Group turnover - continuing operations	4,401.0	3,799.7
Europe	1,729.3	1,696.6
North America	2,671.7	2,103.1
	4,401.0	3,799.7

(i) Turnover primarily comprises EnMo, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

NATIONAL GRID GROUP plc
NOTES

5. Segmental analysis (continued)

	2002	2001 (restated)
b) Operating profit - before exceptional items and goodwill amortisation	£m	£m
Transmission - UK	524.7	486.3
Transmission - USA	60.3	49.6
Distribution - USA	165.6	154.8
Stranded costs recovery and generation - USA	44.3	61.7
Interconnectors - UK	19.8	42.8
Interconnectors - USA	17.3	22.3
Interconnectors - Other	-	(0.1)
Telecommunications	(17.2)	(3.0)
Other activities	(4.8)	6.7
	810.0	821.1
Acquisition (Niagara Mohawk)		
Electricity - USA	66.8	-
Gas - USA	17.0	-
Other - USA	(0.7)	-
	83.1	-
Group undertakings	893.1	821.1
Telecommunications - Energis	(3.7)	4.4
Telecommunications - Intelig	(35.5)	(118.0)
Telecommunications - Other	(15.3)	(3.4)
Other electricity activities	36.1	35.3
Joint ventures and associate	(18.4)	(81.7)
Total operating profit - before exceptional items and goodwill amortisation	874.7	739.4
Europe	511.3	545.0
North America	378.3	288.0
Latin America	(19.3)	(97.8)
Rest of the World	4.4	4.2
	874.7	739.4
Electricity	931.2	860.4
Gas	15.2	(1.0)
Telecommunications	(71.7)	(120.0)
	874.7	739.4

5. Segmental analysis (continued)

c) Operating profit - after exceptional items and goodwill amortisation	2002 £m	2001 (restated) £m
Transmission - UK	484.9	486.3
Transmission - USA	48.0	37.6
Distribution - USA	110.5	101.8
Stranded costs recovery and generation - USA	44.3	61.7
Interconnectors - UK	19.8	42.8
Interconnectors - USA	17.3	22.3
Interconnectors - Other	-	(0.1)
Telecommunications	(21.6)	(7.3)
Other activities	(11.5)	5.7
Impairment of investments in joint ventures and associate	(186.0)	-
Exceptional costs - USA	-	(45.3)
	505.7	705.5
Acquisition (Niagara Mohawk)		
Electricity - USA	61.4	-
Gas - USA	15.8	-
Other - USA	(0.7)	-
Exceptional Costs - USA	(74.8)	-
	1.7	-
Group undertakings	507.4	705.5
Telecommunications - Energis	(407.5)	(9.4)
Telecommunications - Intelig	(151.7)	(118.0)
Telecommunications - Other	(113.7)	(3.9)
Other electricity activities	36.1	35.3
Joint ventures and associate	(636.8)	(96.0)
Total operating profit - after exceptional items and goodwill amortisation	(129.4)	609.5
Europe	(48.8)	531.2
North America	225.1	172.4
Latin America	(310.1)	(98.3)
Rest of the World	4.4	4.2
	(129.4)	609.5
Electricity	811.9	749.1
Gas	14.0	(1.0)
Telecommunications	(880.5)	(138.6)
Exceptional costs - USA	(74.8)	-
	(129.4)	609.5

6. Exceptional items

a) Exceptional costs

Exceptional costs incurred of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

b) Impairment of investments in joint ventures and associate

The exceptional charge of £792.3m (£774.6m after tax) relates to the write down of the Group's investments in its telecoms joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

c) Partial disposal of Energis

The exceptional profit of £20.1m (£20.1m after tax) relating to the partial disposal of Energis arises from a reduction in the Group's interest in Energis as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

d) Profit on disposal of investments

The exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture.

e) Exceptional net interest charge

As a result of the devaluation of the Argentinean Peso, the Group has recognised its share of a joint venture's exceptional financing related foreign exchange cost of £92.5m (£92.5m after tax).

7. Net interest

	2002	2001 (restated)
	£m	£m
Interest payable and similar charges	346.4	350.1
Interest capitalised	(25.7)	(20.7)
Interest receivable and similar income	(72.6)	(112.9)
	248.1	216.5
Joint ventures and associate (including exceptional charge)	136.9	38.6
	385.0	255.1
Comprising:		
Net interest, excluding exceptional net interest	292.5	255.1
Exceptional net interest (note 6 e)	92.5	-
	385.0	255.1

8. Taxation

	2002	2001 (restated)
	£m	£m
Tax on profit for the year	98.3	(51.3)
Adjustment in respect of prior years	(73.0)	(2.0)
	25.3	(53.3)
Comprising:		
Taxation - excluding exceptional items	85.4	182.1
Taxation - exceptional tax credit	-	(229.5)
Taxation - exceptional items	(60.1)	(5.9)
	25.3	(53.3)

9. Dividends

	2002 pence	2001 pence	2002 £m	2001 £m
	(per ordinary share)			
Interim	6.46	6.05	95.6	89.5
Proposed final	9.58	9.03	169.0	133.5
	16.04	15.08	264.6	223.0

The proposed final dividend of 9.58p per ordinary share will be paid on 15 August 2002 to shareholders on the register on 7 June 2002.

10. (Loss)/earnings per ordinary share

Basic loss per ordinary share for the year ended 31 March 2002 of 32.3p (2001: earnings of 45.0p (restated)) is calculated based on a loss for the year of £493.3m (2001: profit of £664.2m (restated)) and 1,526.8m (2001: 1,475.8m) shares – being the weighted average number of shares in issue during the year, excluding the shares held by employee share trusts.

Basic earnings per ordinary share on the adjusted profit for the year ended 31 March 2002 of 32.1p (2001: 20.0p (restated)), excludes exceptional items and goodwill amortisation totalling £983.8m (2001: £368.9m (net credit and restated)), and is based on earnings of £490.5m (2001: £295.3m (restated)).

For the purposes of calculating diluted loss/earnings per share, loss/earnings and the weighted average number of shares have been adjusted for the effects of all dilutive potential ordinary shares. In respect of 2002, there is no dilutive impact.

11. Reconciliation of movement in equity shareholders' funds

	2002 £m	2001 (restated) £m
(Loss)/profit for the year	(493.3)	664.2
Dividends	(264.6)	(223.0)
	(757.9)	441.2
Issue of ordinary shares	1,317.7	0.9
Exchange adjustments	(58.3)	(14.7)
Tax on exchange adjustments	21.6	31.9
Net increase in equity shareholders' funds	523.1	459.3
Equity shareholders' funds at start of year	2,673.5*	2,214.2*
Equity shareholders' funds at end of year	3,196.6	2,673.5

* originally £3,475.8m (2001: £2,909.0m) before deducting prior year adjustment of £802.3m (2001 : £694.8m)

12. Net cash inflow from operating activities

	2002 £m	2001 (restated) £m
Operating profit of Group undertakings	507.4	705.5
Depreciation and amortisation	436.9	380.0
Impairment of investments in joint ventures	186.0	-
Profit on disposal of tangible fixed assets	-	(6.6)
Decrease/(increase) in stocks	14.0	(7.9)
Decrease/(increase) in debtors	203.0	(189.8)
Decrease in creditors	(108.6)	(55.3)
Increase/(decrease) in provisions	10.5	(11.7)
Other	6.2	(3.6)
	1,255.4	810.6

13. Movement in net debt

	2002 £m	2001 £m
Movement in cash and overdrafts	53.6	(1.9)
Cash inflow from the management of liquid resources	(336.2)	(775.2)
Increase in borrowings	(442.4)	(81.4)
Change in net debt resulting from cash flows	(725.0)	(858.5)
Acquisition of Group undertakings	(3,621.3)	(162.2)
Certificates of tax deposit surrendered	-	(3.6)
Exchange adjustments	19.9	(218.0)
Other non-cash movements	3.9	(12.3)
Movement in net debt in the year	(4,322.5)	(1,254.6)
Net debt at start of year	(3,918.2)	(2,663.6)
Net debt at end of year	(8,240.7)	(3,918.2)

14. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with US GAAP are set out below.

a) Net income

	2002	2001 (restated)
	£m	£m
Profit for the year, excluding exceptional items	400.1	210.7
Exceptional items after taxation	(893.4)	453.5
Net (loss)/income under UK GAAP	(493.3)	664.2
Adjustments to conform with US GAAP		
Deferred taxation	6.7	(27.2)
Pensions	29.4	18.9
Share option schemes	(1.6)	(5.3)
Tangible fixed assets	3.4	3.4
Financial instruments	(82.8)	(55.4)
Issue costs associated with EPICs	(1.8)	(1.8)
Carrying value of EPICs liability	203.1	152.5
Severance and integration costs	67.4	23.6
Recognition of income	(4.7)	(17.0)
Goodwill	78.4	(1.6)
Share of joint ventures' and associate's adjustments to conform with US GAAP	37.0	56.0
Other	(4.3)	-
Total US GAAP adjustments	330.2	146.1
Net (loss)/income under US GAAP	(163.1)	810.3
Basic (loss)/earnings per share - US GAAP	(10.7)p	54.9p
Diluted (loss)/earnings per share - US GAAP	(10.7)p	52.1p

Net (loss)/income under US GAAP includes net losses of £892.9m (2001 net gains of £527.9m) which are treated as exceptional items under UK GAAP.

14. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

b) Equity shareholders' funds	2002	2001 (restated)
	£m	£m
Equity shareholders' funds under UK GAAP	3,196.6	2,673.5
Adjustments to conform with US GAAP		
Deferred taxation	(51.7)	(47.2)
Pensions	216.5	178.7
Shares held by employee share trusts	(45.7)	(10.2)
Ordinary dividends	169.0	133.5
Tangible fixed assets	(38.2)	(41.6)
Financial instruments	(81.5)	(45.5)
Issue costs associated with EPICs	1.9	3.7
Carrying value of EPICs liability	240.6	37.5
Severance liabilities	14.8	-
Recognition of income	(21.7)	(17.0)
Regulatory assets	34.4	-
Goodwill	105.1	34.1
Share of joint ventures' and associate's adjustments to conform with US GAAP	20.7	21.3
Other adjustments	(1.8)	(0.8)
Total US GAAP adjustments	562.4	246.5
Equity shareholders' funds under US GAAP	3,759.0	2,920.0

National Grid has adopted Statement of Financial Accounting Standards (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from 1 April 2001, and consequently the US GAAP results reflect National Grid's share of the associate's goodwill amortisation.

SFAS 133, as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders' funds by £13.9m (net of tax).

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment ("transitional goodwill impairment test") within six months of adoption, and annually thereafter. The transitional goodwill impairment test conducted at 1 April 2001, and the annual impairment test conducted at 31 March 2002 revealed that National Grid had no impairment to recognise.

14. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

If SFAS 142 had been in effect for the year ended 31 March 2001, reported net income under US GAAP would have been higher by £70.9m.

15. Basis of preparation

The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2002, which will be filed with the Registrar of Companies in due course. The auditors' report on these accounts is unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

This preliminary results announcement was approved by the Board of Directors on 29 May 2002.

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 5, 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: ***David C Forward***
Name: D C Forward
Title: Assistant Secretary

Date: June 5, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for May 2002*

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS
30.5.02	Directors' Interests- W E Davis' 'Thrift Plan' acquires shares.
28.5.02	NGG's Exec. Directors' share interests (further operation of Quest).
20.5.02	NGG's Exec. Directors' share interests (further operation of ESOP)
9.5.02	NGG's Exec. Directors' share interests (further operation of Quest).
8.5.02	National Grid Publishes Seven Year Statement
7.5.02	NGG's Exec. Directors' share interests (further operation of ESOP)

***NOTE**: A separate Form 6-k was sent on 30 May in respect of the following announcement;

30.5.02 National Grid – Preliminary Results for the year ended 31 March 2002.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for May 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)

7 May 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests,
Pursuant to Section 324(2) of the Companies Act 1985)

National Grid today received a further notification from the ESOP Trustee; that each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 14,598 NGG Ordinary shares on Friday 3 May 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid - Stock Exchange Announcement

8th May 2002

SEVEN YEAR STATEMENT

National Grid has published its Seven Year Statement today 8th May 2002. The Statement presents a wide range of information on projected demand, generation, plant margins, the characteristics of the existing and planned transmission system in England and Wales, its expected performance and other information to enable customers to evaluate opportunities for making new or further use of the transmission system.

Developments in the electricity market, which have the potential to affect the future position as presented in the Statement, are also reported.

The document is available in CD-ROM format at a price of £10.00 plus postage and packaging issued together with a Précis (in paper format). The Statement may also be accessed from the National Grid Website (http://www.nationalgrid.com/uk). Copies of the CD-ROM can be obtained from the National Grid Company, National Grid House, Kirby Corner Road, Coventry CV4 8JY or telephone 024 7642 3045 or fax 024 7642 3145.

National Grid Group plc (National Grid)
9 May 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

Yesterday, each of the Executive Directors of National Grid (E M Astle, S J Box, W E Davis, S J Holliday, R P Sergel and R J Urwin) technically ceased to be interested in 41,609 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (National Grid)
20 May 2002

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)

National Grid received on Friday 17 May a further notification from the ESOP Trustee; that Executive Directors of National Grid (E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 63123 NGG Ordinary shares on 15 May 2002, by virtue of the Trustee having transferred the shares to participants.
(Note: For Companies Act purposes, the Executive Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)
Contact: D C Forward, Assistant Secretary (020 7312 5860)

National Grid Group plc (National Grid)
28 May 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification Of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

Today, each of the following Executive Directors of National Grid; E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 52,354 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, those Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc (National Grid)
30 May 2002

Notification of Directors' Interests

The Trustee of National Grid's USA Incentive Thrift Plan notified National Grid yesterday that Mr W E Davis' interests in NGG shares were increased by the following purchases:

64 Ordinary Share ADRs on 28 February 2002 at $32.50 per ADR.
51 Ordinary Share ADRs on 28 March 2002 at $32.70 per ADR.

This is in addition to the 2,189 ADRs previously notified on his appointment to National Grid, on 11 February 2002 and increases his total interest to 2,304 ADRs
(equivalent to 11,520 ordinary shares).

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: **June 14, 2002**

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

For immediate release 14 June 2002

NATIONAL GRID GROUP PLC

MERGER UPDATE

Further to the announcement on 22 April 2002 of the recommended merger of equals of National Grid Group plc ("National Grid") with Lattice Group plc ("Lattice") to create National Grid Transco (the "Merger"), National Grid announces that, in addition to the previously announced appointments of Chairman and Deputy Chairman, the non-executive directors of National Grid Transco following the completion of the Merger will be:

- John Grant (currently a non-executive director of National Grid);
- Kenneth Harvey (currently a non-executive director of Lattice);
- Bonnie Hill (currently a non-executive director of National Grid);
- Paul Joskow (currently a non-executive director of National Grid);
- Stephen Pettit (currently a non-executive director of Lattice); and
- George Rose (currently a non-executive director of Lattice).

Bob Faircloth has notified the Board of National Grid that he will retire following the Board meeting to be held in September 2002 irrespective of whether the Merger has completed by that date. Bill Davis and Richard Reynolds will step down from the National Grid Board upon completion of the Merger, although Bill Davis will continue with his other roles within the National Grid Transco group, including as Chairman of National Grid USA.

National Grid also announces that the shareholder documents relating to the Merger have been published today. National Grid is issuing a circular to its shareholders (the "National Grid Circular") convening the National Grid Extraordinary General Meeting to approve the Merger as well as publishing Listing Particulars relating to the admission to the Official List of the UK Listing Authority of up to 1,400,000,000 new ordinary shares to be issued pursuant to the Merger (the "Listing Particulars"). Lattice is also issuing a circular to its shareholders today, containing details of the scheme of arrangement between Lattice and its shareholders (the "Lattice Scheme Circular") pursuant to which the proposed Merger will be implemented as well as notices convening the Lattice shareholder meetings to approve the Merger. The Lattice Scheme Circular also contains summary listing particulars of National Grid.

These documents will be shortly available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 20 7676 1000) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger.

The National Grid Circular and the Listing Particulars will also be made available on the National Grid website at www.nationalgrid.com. Copies will also be available from National Grid's head office at 15 Marylebone Road, London NW1 5JD. The Lattice Scheme Circular is available on the Lattice website at www.lattice-group.com. Copies of the Lattice Scheme Circular and the Listing Particulars will also be available from Lattice's head office at 130 Jermyn Street, London SW1Y 4UR.

Enquiries:

Investor Relations

MARCY REED	44 (0) 20 7312 5779
Terry McCormick	44 (0) 20 7312 5785
Louise Clamp	44 (0) 20 7312 5783

Media Relations

Clive Hawkins	44 (0) 20 7312 5757

Citigate Dewe Rogerson

Anthony Carlisle	44 (0) 20 7638 9571

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 19, 2002

NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc

By: /s/ D C Forward

Name: D C Forward
Title: Assistant Secretary

Date: June 19, 2002

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE
99.1	Circular for 23 July 2002 Extraordinary General Meeting	Filed herewith
99.2	Listing Particulars relating to National Grid Transco	Filed herewith

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take and if you are in the UK, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or the transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any *failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.*

N M Rothschild & Sons Limited is acting exclusively as financial adviser and sponsor to National Grid and for no one else in connection with the Merger and the proposed listing of the New National Grid Transco Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Merger, the proposed listing or admission to trading.

National Grid Lattice

Recommended Merger
of

National Grid Group plc

to be renamed National Grid Transco plc
and

Lattice Group plc

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of National Grid which is set out on pages 5 to 15 of this document and which recommends you to vote in favour of the resolutions to be proposed at the National Grid EGM referred to below.

A notice convening the National Grid EGM, to be held immediately following the National Grid AGM, on 23 July 2002 at the International Convention Centre, Broad Street, Birmingham B1 2EA, is set out at the end of this document. The National Grid EGM will start at 11.30 a.m. or, if later, immediately following the National Grid AGM to be held at 11.00 a.m. on that day. A map showing the location of the International Convention Centre is set out on the back of the accompanying admittance card (Card A). A shuttle bus service will be run from Birmingham New Street railway station and limited car parking will be available on a "first come, first served basis" in the South Upper Car Park as marked on the map. If you intend to attend the National Grid EGM, you should bring your admittance card with you.

The accompanying Form of Proxy (Card C) should be completed and returned as soon as possible and, in any event, so as to reach Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, by no later than 11.30 a.m. on 21 July 2002. Alternatively, you may appoint a proxy using the internet by logging on to the website at *www.sharevote.co.uk*. If you have registered for a Shareview portfolio, you may also appoint a proxy by logging on to the website at *www.shareview.co.uk* and clicking on "Company Meetings". Full details of the procedures are given on the websites. Further details on the action you should take are set out in section 15 of Part II of this document. Completion and return of a Form of Proxy or appointment of a proxy via the above mentioned websites will not preclude you from attending and voting in person at the National Grid EGM.

A holder of National Grid ADSs should complete a voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the card to National Grid Group plc, PO Box 11244, New York, NY 10203-0244, USA as soon as possible and in any event no later than 3.00 p.m. (New York time) on 19 July 2002. Alternatively a holder of National Grid ADSs may vote electronically by lodging their vote at *www.proxyvotenow.com/ngg*. If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

Listing Particulars dated 14 June 2002 relating to National Grid have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility of the UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger and are also available as set out in section 16 of Part II of this document.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme have not been, and are not required to be, registered under (i) the U.S. Securities Act of 1933, as amended, in reliance on the exemption in section 3(a)(10) thereof or (ii) any US state securities laws. Neither the SEC nor any state securities commission in the US has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.

All times shown in this document are London times unless otherwise stated	
Monday, 15 July 2002	Lattice AGM Lattice Court Meeting Lattice EGM
Friday, 19 July 2002	3.00 p.m. (New York time): Latest time for receipt of voting instruction cards in respect of National Grid ADSs for the National Grid EGM[(1)]
Sunday, 21 July 2002	11.30 a.m.: Latest time for receipt of Form of Proxy for the National Grid EGM
Tuesday, 23 July 2002	11.00 a.m.: National Grid AGM 11.30 a.m.: National Grid EGM[(2)]
Autumn 2002	Lattice hearing date: Court hearing of the petition to sanction the Lattice Scheme[(3)]
Autumn 2002	Lattice Scheme Record Time, being 6.00 p.m. on the last business day before the Lattice Scheme Effective Date which will be the last day of dealings in Lattice Shares[(3)]
Autumn 2002	Lattice Scheme Effective Date and completion of the Merger:[(3)] – by 8.00 a.m.: National Grid renamed National Grid Transco – 8.00 a.m.: Dealings in New National Grid Transco Shares commence on the London Stock Exchange – 8.00 a.m.: Crediting of New National Grid Transco Shares to CREST accounts
Autumn 2002	Despatch of New National Grid Transco Share certificates no later than 14 days after the Lattice Scheme Effective Date[(3)]

Notes:

(1) If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

(2) To commence at 11.30 a.m. or, if later, immediately after the conclusion or adjournment of the National Grid AGM.

(3) The actual dates for these events will be set by reference to the date on which the final regulatory condition to the Merger is satisfied or waived and upon agreement with the Court. Following satisfaction or waiver of the final regulatory condition to the Merger, the dates will be notified to National Grid Shareholders and Lattice Shareholders by announcement via the Regulatory News Service of the London Stock Exchange.

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond National Grid or Lattice's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this document include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither National Grid nor Lattice undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document other than as required by law or regulation.

JOINT LETTER FROM THE CHAIRMEN OF NATIONAL GRID AND LATTICE

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
Registered in England and Wales no.: 4031152

Lattice Group plc
130 Jermyn Street
London
SW1Y 4UR
Registered in England and Wales no.: 3900804

14 June 2002

To National Grid shareholders, holders of National Grid ADSs and, for information only, to participants in the National Grid USA Thrift Plans

Dear Shareholder,

Recommended Merger of National Grid and Lattice

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company. Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco.

We believe that the Merger brings together a unique combination of skills, experience and resources to create an enhanced operational and financial platform, which will enable significant value to be created for our shareholders. The Merged Group will also be capable of delivering an improved service to our customers and offering enhanced opportunities for our employees.

Both National Grid and Lattice have a proven track record of successfully improving the operational efficiency of UK regulated energy delivery businesses and the Merged Group will benefit from National Grid's experience of successfully establishing and growing its US business and Lattice's leading gas skills. The future strategy of the Merged Group plays to both companies' strengths and we believe that National Grid Transco will be well placed to capitalise on the cost saving and expansion opportunities that will result from the Merger.

The directors of National Grid and Lattice unanimously recommend the Merger and urge you to support it.

Yours faithfully,

James Ross
Chairman
National Grid Group plc

Sir John Parker FREng
Chairman and Acting Chief Executive
Lattice Group plc

National Grid

National Grid Group plc
15 Marylebone Road
London
NW1 5JD

14 June 2002

To National Grid shareholders, holders of National Grid ADSs and, for information only, to participants in the National Grid USA Thrift Plans

Dear Shareholder,

Recommended Merger of National Grid and Lattice

1. Introduction

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company with a combined market capitalisation of approximately £15.1 billion (based on the National Grid Closing Price and the Lattice Closing Price). Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco. Lattice is the holding company of Transco, which is the owner, operator and developer of the substantial majority of Britain's natural gas transportation system. Further information on Lattice Group is contained in Part III of this document.

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid and Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time. Based on the National Grid Closing Price of 492 pence, this values one Lattice Share at 184.5 pence. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The Merger is to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during autumn 2002.

The purpose of this document is to provide you with details of the Merger, to explain why the Board considers that it is in the best interests of National Grid and its shareholders as a whole and to recommend that you vote in favour of the resolutions to be proposed at the National Grid EGM.

2. Overview of National Grid Transco

National Grid Transco will own, operate and develop the high-voltage electricity transmission network in England and Wales and Britain's principal natural gas transportation system. The Merged Group's UK electricity transmission network will consist of approximately 4,900 miles of overhead lines and underground cables, whilst its natural gas network in Britain will comprise approximately 4,100 miles of high pressure pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines. In addition, National Grid Transco will own and operate all of the liquefied natural gas storage facilities in Britain, located at strategic positions on the National Transmission System.

Registered Office:
15 Marylebone Road
London
NW1 5JD

Registered in
England and Wales
No. 4031152

In the US, National Grid Transco will own, operate and develop electricity transmission and distribution assets with a total length of approximately 84,000 miles, serving over 3.2 million electricity customers in New England and New York State. It will also own a gas distribution network comprising over 8,000 miles of pipelines and mains, serving over 500,000 customers in New York State.

In addition, the Merged Group will provide infrastructure services in the UK, targeted particularly at the mobile telecommunications industry, with a portfolio of approximately 9,740 towers and other sites generating revenue and/or available for marketing. National Grid Transco will also have interests in a number of other telecommunications businesses and energy related infrastructure services companies.

3. Business strategy

The core skills of National Grid Transco will lie in the design, construction, system operation and maintenance, regulatory management and customer service activities associated with operating complex networks. The Merged Group will utilise the complementary assets and skills of the combined businesses of National Grid Group and Lattice Group to create value for shareholders and benefits for customers within the framework of incentive-based regulatory environments and competitive markets. National Grid Transco will be primarily focused on regulated electricity and gas networks. These are stable businesses, capable of generating cash and earnings to support the Merged Group's investment strategy and its progressive dividend policy, described in section 11 below.

The National Grid Transco Directors believe that they can create shareholder value from continued efficiency improvements arising from cost savings and the use of new technology. The Merger will generate savings in the UK from the elimination of duplicate head office costs and other central costs and from combining the support services provided to the regulated electricity and gas businesses. Prospects for future outperformance of regulatory targets and improving returns will be enhanced by additional savings generated from the progressive combination of certain activities of the two UK transmission businesses, sharing of best practice and financial synergies.

Significant synergies are also expected to be available over time by the sharing of best practice between the UK and the US businesses.

The National Grid Transco Directors intend to utilise the increased financial capacity of the Merged Group and its combined expertise in operating both gas and electricity networks to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe. The National Grid Transco Directors believe that, outside the UK, National Grid Transco can create additional value in electricity and gas distribution by offering high-quality customer service and in electricity and gas transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

National Grid Transco intends to withdraw from its existing investments in alternative telecommunications network operators and related businesses. However, the National Grid Transco Directors believe that there are attractive opportunities to leverage the Merged Group's infrastructure skills and assets in the UK and the US to provide towers and other sites and related infrastructure services to the mobile telecommunications industry.

4. Benefits arising from the Merger

The directors of National Grid and Lattice believe that the Merger will create a business which is able to generate significant benefits for shareholders from opportunities in a number of areas:

4.1 Utilisation of complementary skills to maximise value for shareholders and customers

Since the respective privatisations of National Grid and, in the case of Lattice, British Gas plc, both National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice are confident of exceeding their current regulatory efficiency targets, which took effect from April 2001 for National Grid and April 2002 for Transco.

National Grid Group and Lattice Group share a complementary set of core skills and the Merger will provide an opportunity to improve the co-ordination of the operations of their respective electricity and gas delivery businesses.

The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least £100 million by the end of the first full financial year following the completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head

office costs, other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses. Additional savings are expected to be achievable from the progressive combination of certain activities of the two UK transmission businesses, further sharing of best practice and further financial synergies.

4.2 Financial impact

The Merger is expected to enhance earnings per share (before exceptional items) for both National Grid Shareholders and Lattice Shareholders in the first full financial year following completion of the Merger[(1)]. The Merged Group will seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the financial year ended 31 March 2002.

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities particularly in the US.

Pro forma financial information for the Merged Group can be found in Part IV of this document.

4.3 Enhanced growth opportunities

National Grid has a proven track record in creating significant value for shareholders through expansion in the US and, following recent acquisitions, including that of Niagara Mohawk which was completed earlier this year, is one of the largest energy delivery companies in the north-eastern US.

The US is the world's largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks. The increased financial capacity of the Merged Group, combined with expertise in managing both gas and electricity networks, should enable it to continue to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe as markets are liberalised and structural reforms are implemented.

National Grid Group and Lattice Group utilise their skills and assets to provide infrastructure services to the mobile telecommunications industry in the UK. Combining the two companies' activities in this area will create the third largest independent provider of towers and other sites to the mobile telecommunications industry in the UK. The complementary geographic fit is expected to enhance growth opportunities by offering broader coverage. National Grid Transco will continue National Grid Group's development of a similar business in the US.

5. Current trading and prospects

5.1 National Grid

On 30 May 2002, National Grid announced its preliminary results for the year ended 31 March 2002.

In the UK, National Grid continues to demonstrate its expertise in the operation of complex regulated networks. This core business made excellent progress during the financial year ended 31 March 2002 and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represented an important step in the continuing development of National Grid's US business. National Grid will continue to take advantage of opportunities provided by its rate plans and integration synergies to improve performance and to achieve its target returns.

Since 31 March 2002, National Grid has continued to perform well. On 13 June 2002, National Grid Company announced the issue of RPI-linked bonds in an aggregate amount of £400 million with maturities between 2018 and 2032. The net proceeds of the issue will be used for general corporate purposes. The National Grid Directors' confidence in the strength and prospects of the business allows them to confirm their aim to deliver sustained growth in dividends per share (expressed in sterling) of 5 per cent. per annum in real terms for each year to 31 March 2006.

---

(1) The statement that the Merger will be earnings per share enhancing for National Grid Shareholders and Lattice Shareholders should not, however, be interpreted to mean that earnings per share in the first full financial year following completion of the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

5.2 Lattice

Lattice's over-riding strategic priority is to outperform Transco's new regulatory targets, whilst maintaining the drive for continuous improvement in safety, reliability and service.

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services will be operated on a national basis to maximise economies of scale.

Over the duration of the new price control period, Transco is expected to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs. The Lattice Directors remain confident that further outperformance should be achievable.

With regard to telecommunication interests, SST is expected to generate a positive operating cash flow during the course of the financial year ending 31 March 2003. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

The Lattice Enterprises' portfolio will continue to be actively managed, nurturing those growth opportunities complementary to energy delivery.

Since 31 March 2002, Lattice has continued to perform well.

5.3 National Grid Transco

Based on the current performance of both National Grid and Lattice (which, following completion of the Merger, will form National Grid Transco), combined with the expected benefits of the Merger, the National Grid Transco Directors have confidence in the prospects for the Merged Group.

6. Board of directors

The Board of National Grid Transco will be drawn from the Boards of both National Grid and Lattice. The proposed members of the National Grid Transco Board are:

Chairman (Non-executive)	Sir John Parker*
Deputy Chairman (Non-executive)	James Ross
Group Chief Executive	Roger Urwin
Group Finance Director	Steve Lucas*
Group Director	Edward Astle
Group Director	Steven Holliday
Group Director	Colin Matthews*
Group Director	Rick Sergel
Group Corporate Affairs Director	John Wybrew*
Non-executive Director	John Grant
Non-executive Director	Kenneth Harvey*
Non-executive Director	Bonnie Hill
Non-executive Director	Paul Joskow
Non-executive Director	Stephen Pettit*
Non-executive Director	George Rose*

* New National Grid Transco Directors

It is anticipated that the Group Directors of National Grid Transco will have the following roles and responsibilities:

- Edward Astle will be responsible for all of the Merged Group's infrastructure services, the majority of the businesses currently forming Lattice Enterprises, and the Merged Group's remaining telecommunications businesses;
- Steven Holliday will be responsible for National Grid Group's UK electricity transmission business and for bringing this together with Transco's National Transmission and Trading;
- Colin Matthews will be responsible for Transco's distribution networks and Metering and Meter Reading services; and
- Rick Sergel will be responsible for National Grid Group's US utility businesses.

7. Employees

National Grid Group and Lattice Group attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees. As far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid Group and Lattice Group will be fully safeguarded.

8. Summary of the terms of the Merger

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger on 22 April 2002.

The Merger is to be implemented by way of the Lattice Scheme. Under the terms of the Lattice Scheme, National Grid will issue New National Grid Transco Shares to Lattice Shareholders and their existing Lattice Shares will be cancelled. Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the basis of 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time, and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Upon completion of the Merger, Lattice will become a wholly-owned subsidiary of National Grid. National Grid will change its name to National Grid Transco and will retain its listings on both the London Stock Exchange and the New York Stock Exchange. The Special Shareholder will retain the National Grid Special Share, the rights of which will be amended, principally to reflect National Grid Transco's ownership of Transco. Under the terms of the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid to the Special Shareholder and the Lattice Special Share will be cancelled.

Upon completion of the Merger, the issued share capital of National Grid Transco will be approximately 3,100 million National Grid Transco Shares of which National Grid Shareholders and Lattice Shareholders will hold approximately 57.3 per cent. and approximately 42.7 per cent. respectively, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

9. Inducement fee

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an inducement fee agreement under which each party agrees to pay the other a fee of £60 million if certain events occur which result in the Merger not completing in accordance with its terms. Further details of the inducement fee agreement are set out in section 10.1.2(a) of Part VII of this document.

10. Conditions, consents and timing

The Merger is subject to the conditions and further terms set out in Part VI of this document, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice as described below, sanction of the Lattice Scheme by the Court and satisfaction of certain regulatory conditions, as described below.

The Merger will require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid EGM. Special resolutions to change the name of National Grid to National Grid Transco and to adopt the National Grid Transco Articles will also be proposed at the National Grid EGM. The National Grid Transco Articles incorporate changes to the rights of the Special Shareholder, principally to reflect National Grid

Transco's ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum aggregate amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. At the National Grid EGM, an ordinary resolution will also be proposed to approve the 2002 Share Plan.

The implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. The statutory majority required to approve the Lattice Scheme at the Lattice Court Meeting is a simple majority in number of the Lattice Shareholders present and voting (either in person or by proxy), representing not less than 75 per cent. of the number of Lattice Shares held by Lattice Shareholders who vote at the Lattice Court Meeting. The Lattice Court Hearing is expected to be held in autumn 2002. Lattice Shareholders will have the opportunity to attend the Lattice Court Hearing, to support or oppose the Lattice Scheme and to appear in person or be represented by Counsel. At the Lattice EGM, a special resolution will be proposed to approve the implementation of the Lattice Scheme. In order to pass the special resolution, not less than 75 per cent. of the votes cast by Lattice Shareholders must be in favour of the resolution.

The Lattice Scheme can only become effective if all the conditions to which the Lattice Scheme is subject have been satisfied or waived by no later than 31 March 2003, or such later date, if any, as National Grid and Lattice may agree and the Court may allow. The Lattice Scheme will become effective upon a copy of the Order being registered by the Registrar of Companies. Once the Lattice Scheme becomes effective, the terms will be binding on all Lattice Shareholders, irrespective of whether they attended the Lattice Court Meeting and irrespective of the manner in which they voted.

In addition, the Merger cannot be completed until National Grid and Lattice have received to their satisfaction, acting reasonably, certain regulatory and other consents and approvals in the UK and the US. In the UK, the required regulatory approvals include the Secretary of State not referring the Merger or any matter arising therefrom or related thereto to the Competition Commission. A decision by the Secretary of State is expected during July 2002. A further condition of the Merger is that any modification sought by the Authority to the licences held by Transco and National Grid Company is on terms satisfactory to both Lattice and National Grid, acting reasonably. The Authority has undertaken an initial consultation about regulatory issues arising from the Merger and this may, in time, lead to further consultation about licence modifications. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as the holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as the holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission. In addition, the Secretary of State has given these consents without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

The only regulatory approval outstanding in the US is authorisation from the SEC under the Public Utility Holding Company Act of 1935 in respect of the amount that National Grid may invest in utility companies outside the US and the financing arrangements for such investments. In reviewing National Grid's application, the SEC will consider whether the financing arrangements would have an adverse impact on the financial integrity of National Grid, any US utility subsidiary of National Grid, such subsidiary's customers, and the ability of US state regulatory commissions to protect such utility subsidiaries and customers. The SEC will also consider the financial performance of National Grid's UK utility operations and its telecommunications investments. National Grid believes that the SEC will authorise the financing of the Merger, although there can be no assurance that this authorisation will be granted. National Grid believes that the SEC will issue its authorisation during autumn 2002, but there is no statutory deadline by which the SEC must act on National Grid's application.

It is expected that the Lattice Scheme will become effective and that the Merger will complete during autumn 2002.

11. Year end and dividends

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March.

As has been previously announced, Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Lattice Scheme, will rank pari

passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

Following completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid's progressive dividend policy, which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003, expected to be announced at the time of its interim results for the six months ending 30 September 2002.

If the Merger is approved by National Grid Shareholders and Lattice Shareholders but does not become effective prior to the announcement of National Grid's interim results for the six months ending 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will receive an interim dividend from Lattice on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent. of the dividend declared per National Grid Share for the period. The amount of this dividend is consistent with the exchange ratio under the Merger and will reflect National Grid's current dividend policy.

12. National Grid Transco share plans

12.1 Proposed National Grid Transco Performance Share Plan 2002

The remuneration committee of National Grid is seeking shareholder approval at the National Grid EGM for the 2002 Share Plan in order to ensure that it will have sufficient flexibility to set and operate an appropriate remuneration policy for senior executives within the Merged Group. The 2002 Share Plan will replace a similar Lattice share scheme in respect of which no awards will be made after completion of the Merger.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. The remuneration committee of National Grid Transco will consider whether, and if so how, to operate the 2002 Share Plan in conjunction with the existing National Grid Share Plans. It will do so in the context of ensuring that senior executives of the Merged Group continue to receive competitive, but not excessive, levels of remuneration which provide an appropriate balance between fixed and incentive pay and between short-term and long-term incentives and which, in its view, are in the overall best interests of all shareholders.

The remuneration committee's policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of National Grid Transco and shareholders will be given an opportunity to vote on that policy as part of the Directors' remuneration report at future AGMs of National Grid Transco.

The key feature of the 2002 Share Plan is that recipients may receive an award of National Grid Transco Shares at the discretion of the remuneration committee of National Grid Transco worth up to 1.25 x base salary each year. In determining the actual level of awards, the remuneration committee of National Grid Transco will have regard both to external market practice and the level of awards (if any) under the National Grid Share Plans. Awards will not be made to the same participants in the same financial year under all three of National Grid Transco's discretionary share incentive plans. Any awards under the 2002 Share Plan will normally only vest if challenging performance criteria (set at the date of award) are satisfied and the participant remains employed by the Merged Group for a period of at least three years. While it is for the remuneration committee to determine appropriate performance criteria, it is not currently envisaged that awards will normally vest at all unless National Grid Transco's total shareholder return is at least at the median of an appropriate comparator group and will not fully vest unless its total shareholder return is at least in the upper quartile. The remuneration committee will not operate the 2002 Share Plan without first consulting the Association of British Insurers and National Grid Transco's principal shareholders regarding the terms of its operation.

A summary of the 2002 Share Plan is set out in section 8 of Part VII of this document.

12.2 National Grid Share Plans

Completion of the Merger will not affect the National Grid Share Plans.

12.3 Lattice Share Schemes

Following completion of the Merger, no further awards will be made under the Lattice Share Schemes except in respect of the Lattice Group All Employee Share Ownership Plan under which further awards may be made. Any such further awards will be over National Grid Transco Shares.

13. Listings, dealings and settlement information

National Grid Transco will have its primary listing on the London Stock Exchange. Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. The expected timetable will be finalised following satisfaction or waiver of the final regulatory condition to the Merger and upon agreement with the Court. National Grid Shareholders will be notified of the finalised timetable by announcement via the Regulatory News Service of the London Stock Exchange. It is expected that Admission will become effective and that dealings for normal settlement in the New National Grid Transco Shares will commence on the Lattice Scheme Effective Date (which is expected to be during autumn 2002). National Grid Transco will maintain National Grid's listing of ADSs on the New York Stock Exchange.

On the Lattice Scheme Effective Date Lattice Shares will cease to be listed on the Official List. The last day of dealings in Lattice Shares on the London Stock Exchange will be the last business day before the Lattice Scheme Effective Date.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates, which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form through ADR certificates will also retain their ADR certificates, which will remain valid as ADRs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADRs issued and any previously outstanding ADR certificates presented for registration of transfer will be issued in the name of National Grid Transco.

It is expected that, shortly following completion of the Merger, details will be sent to National Grid Transco Shareholders of a share dealing facility.

14. National Grid EGM

The National Grid EGM is to be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.30 a.m. (or, if later, immediately following the National Grid AGM to be held at 11.00 a.m.) on Tuesday, 23 July 2002 at which the following resolutions will be proposed:

1. an ordinary resolution to approve the Merger, to increase the authorised share capital of National Grid and to authorise the National Grid Directors to allot the maximum number of New National Grid Transco Shares that could be required to be allotted under the Lattice Scheme;
2. a special resolution to change National Grid's name to National Grid Transco plc;
3. a special resolution to adopt the National Grid Transco Articles;
4. an ordinary resolution to authorise the National Grid Transco Directors to allot National Grid Transco Shares generally;
5. a special resolution to authorise the National Grid Transco Directors to allot National Grid Transco Shares for cash, otherwise than on a pre-emptive basis;
6. a special resolution to authorise the National Grid Transco Directors to make market purchases of National Grid Transco Shares; and
7. an ordinary resolution to approve the new 2002 Share Plan.

Resolution 1 seeks approval for an increase in the share capital of National Grid to £500,000,001, being approximately a 100 per cent. increase in the authorised share capital of National Grid, in order to create the shares that are needed to be issued in connection with the Lattice Scheme. Resolution 1 also seeks authority for the National Grid Directors to issue up to 1,400,000,000 shares in National Grid, which represents approximately 79 per cent. of National Grid's issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document), to the existing shareholders of Lattice in connection with the Lattice Scheme. The authority will expire on the conclusion of the Annual General Meeting of National Grid Transco to be held in 2003.

Resolution 2 seeks approval to change National Grid's name to National Grid Transco plc, to reflect the structure of the Merged Group.

Resolution 3 seeks approval to adopt the National Grid Transco Articles, principally to reflect National Grid Transco's ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. A summary of the principal differences between the National Grid Articles and the National Grid Transco Articles is set out in section 9 of Part VII of this document.

Resolution 4 gives the Company general authority to issue up to an additional 1,000,000,000 shares, which represents approximately 56 per cent. of National Grid's issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document), provided that the authority is limited to one-third of the shares in issue following completion of the Merger. This authority complies with guidelines currently in place to ensure investor protection. Other than in connection with the Merger and except as needed to satisfy the exercise of options or satisfaction of awards under the Company's share plans and in respect of the Exchangeable Bonds, the Board has no current intention of issuing new shares. The authority will expire on 22 July 2007.

Resolution 5 seeks shareholder approval for the waiving of their statutory pre-emption rights and allows, in limited circumstances, for the issue of shares for cash without them being offered to shareholders first up to a maximum nominal amount of £15,000,000, representing approximately 8 per cent. of National Grid's issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document), provided that the authority is limited to five per cent. of the shares in issue following completion of the Merger. This resolution complies with guidelines currently in place to ensure investor protection. The Board has no plans at present to issue any shares for cash.

Resolution 6 seeks authority to purchase a maximum of 310,000,000 shares or such lesser number as represents 10 per cent. of National Grid's issued share capital following completion of the Merger. The minimum price per share which may be paid for any such shares is 10 pence and the maximum price per share is no more than 5 per cent. above the average of the middle-market quotation for an ordinary share according to the Daily Official List for the five business days before the purchase is made. The Board will use this authority only if, in light of market conditions prevailing at the time, it believes that the effect of any purchase will be to increase earnings per share and will be in the best interests of shareholders. Other investment opportunities, appropriate gearing levels and the overall financial position of National Grid Transco will be taken into account in reaching such a decision. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly. As at the date of this notice, options were outstanding over 18,077,882 ordinary shares in National Grid, representing approximately 1.0 per cent. of its existing issued share capital. If the proposed authority were used in full, shares over which options are outstanding would represent approximately 1.2 per cent. of National Grid Transco's adjusted issued share capital.

Resolution 7 seeks approval for the new 2002 Share Plan, which is summarised in section 8 of Part VII of this document.

The Merger is conditional on the passing of resolutions 1 to 3. Resolutions 2 to 7 are conditional on the Lattice Scheme becoming effective. Your attention is drawn to the notice of the National Grid EGM set out at the end of this document which contains notes explaining each of these resolutions.

National Grid's Articles require that all special resolutions are decided on a poll rather than on a show of hands. Accordingly, all shareholders present in person or by proxy can vote on these resolutions. Therefore, if you cannot attend the National Grid EGM it is important to appoint a proxy as your votes will count. As Chairman of the National Grid EGM, I will call a poll on the special resolutions, numbered 2, 3, 5 and 6, details of which are set out in the notice of National Grid EGM.

15. Action to be taken

National Grid Shareholders

Shareholders will find enclosed with this document a Form of Proxy (Card C) for use at the National Grid EGM. **Whether or not you intend to be present at the meeting, you are requested to complete, sign and return your Form of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and, in any event, so as to arrive no later than 11.30 a.m. on Sunday, 21 July 2002.** The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your admittance card (Card A) with you. Instructions on how to complete the Form of Proxy are set out at the end of this document.

The Form of Proxy can be revoked or amended at any time up to 11.30 a.m. on Sunday, 21 July 2002. If you wish to amend or revoke your Form of Proxy after you have returned it to Lloyds TSB Registrars, you should contact Lloyds TSB Registrars at the address given above.

If you have previously registered for a shareview portfolio you may appoint a proxy for the National Grid EGM electronically by logging on to the website at *www.shareview.co.uk* and clicking on "Company Meetings". Alternatively, you may appoint a proxy electronically by logging on to the website at *www.sharevote.co.uk.* You will need your Voting Reference Numbers (the three 8-digit numbers) printed on the Form of Proxy. Full details of the procedures are given on the websites. If you wish to use the internet, the proxy appointment and voting instructions must be received by Lloyds TSB Registrars no later than 11.30 a.m. on Sunday, 21 July 2002 for the National Grid EGM. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

The use of Lloyds TSB Registrars' internet proxy appointment and voting instruction service (the "Internet Service") in connection with the National Grid EGM, is governed by Lloyds TSB Registrars' conditions of use of this service. These conditions are legally binding.

When the Voting Reference Numbers are entered and the icon "GO" is clicked the user will be deemed to confirm that he:

(a) is registering to use the Internet Service;

(b) has the right to vote his National Grid Shares; and

(c) has read, understood and agreed to be bound by the conditions of use.

Material particulars of the conditions governing the use of the Internet Service are set out in section 14 of Part VII of this document. The conditions are set out in full on the website at *www.sharevote.co.uk*, and may be read by logging on to that site and entering the Voting Reference Numbers printed on the Form of Proxy.

If you are a National Grid Shareholder and would like any further help or information please call the shareholder helpline, free for calls from the UK, on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Friday. For legal reasons, this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice.

National Grid ADS holders

National Grid ADS holders who appear on the register of The Bank of New York should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the voting instruction card to National Grid Group plc, PO Box 11244, New York, NY 10203 – 0244, USA as soon as possible and in any event to be received by no later than 3.00 p.m. (New York time) on Friday, 19 July 2002. Alternatively, a holder of National Grid ADSs may vote electronically by lodging their vote at *www.proxyvotenow.com/ngg* or, by using a touch-tone telephone, calling 1-866-849-8138 and following the simple recorded instructions.

The voting instruction card can be revoked or amended at any time up to 3.00 p.m. (New York time) on Friday, 19 July 2002. If you wish to revoke or amend your voting instruction card after you have returned it, you should contact the Depositary at the address given above or telephone the ADS holder helpline listed below.

If you are a National Grid ADS holder and would like any further help or information please call the ADS holder helpline, toll free for calls from the US, on 1-800-466-7215 (or, from outside the US, 1-610-312-5315) between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday. For legal reasons this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice.

If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the procedure and deadline by which your voting instructions must be returned.

The Lattice Directors have also recommended Lattice Shareholders to vote in favour of the Lattice Scheme and the resolutions relating to the Merger to be proposed at the Lattice Court Meeting and the Lattice EGM. If you are also a Lattice Shareholder you will have received separate instructions as to what actions you should take in respect of those holdings.

16. Listing Particulars

A copy of the Listing Particulars relating to National Grid prepared in accordance with the Listing Rules has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the

Financial Services and Markets Act 2000. The Listing Particulars are available on the National Grid website at *www.nationalgrid.com* and copies are available, free of charge, by application to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by calling the shareholder helpline on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Friday, at any time prior to completion of the Merger. A copy of the Listing Particulars may also be obtained from the registered office of National Grid Group plc, 15 Marylebone Road, London NW1 5JD or the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU during normal business hours or any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. In addition, a copy of the document may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. A copy will also be available for inspection at the National Grid EGM. Holders of National Grid ADSs may obtain a copy of the Listing Particulars free of charge by contacting the ADS holder helpline on 1-800-466-7215 in the US (or, from outside the US, 1-610-312-5315).

17. Recommendation

The Board, which has been advised by Rothschild, considers the terms of the Merger to be fair and reasonable to National Grid. In providing advice to the National Grid Board, Rothschild has taken into account the National Grid Board's commercial assessments. The National Grid Board considers the Merger and the Resolutions to be in the best interests of National Grid Shareholders as a whole.

The Board therefore unanimously recommends that National Grid Shareholders vote, and that holders of National Grid ADSs exercise their voting rights, in favour of the Resolutions to be proposed at the National Grid EGM as the Directors intend to do in respect of their own beneficial holdings which amount to 227,766 National Grid Shares in aggregate.

Yours faithfully,

James Ross
Chairman
National Grid Group plc

INFORMATION ON LATTICE GROUP

1. Introduction

After completion of the Merger, as described in Part II of this document, National Grid Transco will continue to undertake the current operations and activities of National Grid and will also undertake the operations and activities of Lattice Group as described below.

1.1 Overview of Lattice Group

The principal activities of Lattice Group are the ownership, operation and development of the substantial majority of the natural gas transportation network in Britain through its wholly-owned subsidiary, Transco. Gas is transported on behalf of approximately 45 gas "shippers" either to consumers or third party pipeline systems. Transco's transportation services are predominantly provided to one customer, British Gas Trading Limited, a subsidiary of Centrica plc. Transco's activities provided 95.2 per cent. of Lattice Group's turnover in the fifteen month period to 31 March 2002.

The transportation system comprises approximately 4,100 miles of high pressure National Transmission System ("NTS") pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines.

Transco's regulated activities are separated into three main areas:

- National Transmission and Trading, which is responsible for the commercial and operational management for gas flows through Transco's network;
- the Regional Networks, which are responsible for investment in and maintenance of the local gas pipeline network; and
- Metering and Meter Reading services, which provide metering, meter reading and associated services.

Lattice Group also owns a number of asset and services businesses not subject to price regulation, which are managed through Lattice Enterprises, as well as a number of telecommunications interests, principally SST and 186k.

1.2 Transco

1.2.1 Regulatory framework

The supply, transportation and shipping of gas in Britain are the subject of the licensing and regulatory regime of the Gas Act and the Utilities Act and are regulated by the Authority established by the Utilities Act. Transco is authorised to transport gas under the terms of the Transco Licence.

1.2.2 Revenues

The level of revenue that may be received from the supply of services is set out in Transco's five year price control determined by the Authority and either agreed by Transco or, in the event of referral, by the Competition Commission. The current price control regime takes into account, among other factors, an assessment of Transco's operating costs, capital expenditure, cost of capital and transportation volumes.

(i) Development of the price control for the current regulatory period (1 April 2002 – 31 March 2007)

The current price control was agreed in principle with the Authority in the second half of 2001, and came into force with effect from 1 April 2002. The final text of the Transco price control is currently being agreed with the Authority with the intention of this being completed as soon as possible.

The current price control is expected to run for five years from 1 April 2002. Separate price controls exist for the NTS and Metering and Meter Reading services. The Authority has expressed the intention to publish an initial consultation on disaggregating the existing local distribution zone ("LDZ") price controls which it is expected will result in there being separate price controls for each of the Regional Networks. The creation of separate price controls will provide the Merged Group with flexibility and structural options for the future.

A new element within Transco's price control was the introduction, from 1 April 2002, of an incentives regime for the efficient operation of the NTS. Incentive schemes set Transco performance targets in the key areas of its daily operations. They allow Transco to share the benefits of out-performance, but also require it to share the costs where targets are not met.

(ii) ***The current price control — return on regulatory assets***

The regulatory value ("RV") represents the net investment made by debt and equity investors in Transco's regulated assets. In order to establish the allowable return which can be made by Transco, the Authority applies to the RV a rate of return estimated to be required by these investors. The RV is depreciated to reflect the consumption of the regulated assets. As at 31 March 2002, the aggregate RV of Transco was £13.3 billion.

The current price control has resolved the issue regarding the method of valuation of Transco's asset base with the Authority, providing assurance on the continuation of the current approach in the valuation of the transportation assets on which Transco is entitled to earn a regulated return. Transco has been given a pre-tax real rate of return of 6.25 per cent. for the transportation business and a pre-tax capped real rate of return of 7.0 per cent. for Metering and Meter Reading services.

1.3 Restructuring programme

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services, will be operated on a national basis to maximise economies of scale. Over the duration of the new price control period, Lattice Group expects Transco to generate at least £230 million of outperformance against its regulatory targets, which recovers its restructuring costs.

1.4 Lattice Enterprises

Lattice Group owns a number of asset and services businesses, which are not subject to price regulation. These include: Advantica, a technology and systems solutions business; Lattice Property, which manages Lattice Group's extensive occupied estate and surplus property portfolio (except Transco's operational land); The Leasing Group, which provides leasing and vehicle management services; First Connect, a company that provides gas connection services to the national pipeline infrastructure under a service provider contract with Transco; and Lattice Energy Services, which provides an independent, multi-utility infrastructure service to industrial and commercial customers. Lattice Enterprises continues to actively manage this portfolio, nurturing those growth opportunities complementary to energy delivery.

1.5 Telecommunications

Lattice Group owns a number of telecommunications interests, principally SST and 186k. SST acquires, builds, leases and manages sites for base stations and radio masts, in support of the wireless telecommunications networks in Britain. 186k owns and manages an optical fibre network of approximately 1,250 miles connecting 20 centres of demand for high capacity broadband transmission and related telecommunications services. It offers connectivity services and internet protocol services.

In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed with a view to resolving the future of the business in the course of this financial year. A number of options are being considered, including sale or partial sale.

1.6 Health, safety and environment

Lattice Group is committed to promoting a positive safety culture and remaining at the forefront of good practice in its management of this crucial aspect of its operations. Lattice Group's aim is to eliminate all work-related illnesses of, and prevent injuries to, those engaged in Lattice Group's operations and the public. A key activity is the identification and management of health and safety risks to the public and to employees across the range of Lattice Group occupations. Many of Lattice Group's operations are potentially hazardous and so excellence in occupational health and safety practice is critical to Lattice Group's operations.

Lattice Group aspires to achieve the highest standard of resource efficiency and environmental performance from its operations. The approach to the environment is shaped via a framework of strategic objectives, namely to: manage all activities within the framework of a formal environmental management system; reduce relative levels of emissions, discharges and waste; and reduce the relative use of environmentally sensitive resources throughout the business. Lattice Group companies have nineteen environmental management systems which have been certified to ISO 14001.

2. Financial Information Relating to Lattice Group

Financial information for the 15 months ended 31 March 2002 and the two 12 month periods ended 31 December 2000 and 1999

Introduction

The financial information set out in this section has been extracted without material adjustment from the audited consolidated financial statements of Lattice for the 12 months ended 31 December 2000 ('2000 accounts') and the 15 months ended 31 March 2002 ('2002 accounts'). The 2000 accounts were the first statutory consolidated accounts prepared by Lattice following the Demerger. The financial information for the 12 months ended 31 December 1999 is extracted without material adjustment from the Accountants' Report set out in the listing particulars relating to Lattice dated 15 September 2000 and from the comparatives to the 2000 accounts.

Restatement of prior periods

(a) Accounting convention

In accordance with FRS 18 'Accounting Policies' and following Transco's latest price control review, the directors have reviewed the accounting principles of Lattice Group during the 15 months ended 31 March 2002 and decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. The comparative information for the 12 months ended 31 December 2000, as included in the 2002 accounts, has been restated accordingly. Under modified historical cost accounting, the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been reduced by £221m to £243m (12 months ended 31 December 2000 reduction of £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increase of £6,609m to £5,597m). For further information regarding modified historical cost results and net assets, see note 30.

(b) FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000, and has been implemented during the 15 months ended 31 March 2002. In the 2002 accounts, comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. The 31 December 2000 modified historical cost and 31 December 1999 information has not been restated for FRS 19. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 historical cost basis £19m) and increased net liabilities as at 31 March 2002 by £599m (31 December 2000 historical cost basis £670m).

Basis of preparation and accounting principles

(a) Basis of preparation

During the 15 months ended 31 March 2002, to improve the transparency of Lattice Group's performance, the financial year end was changed from 31 December to 31 March. This aligns Transco's reported results with its regulatory year. Accordingly, the financial information shown in this report includes the consolidated financial information for the 15 months ended 31 March 2002 of Lattice Group. The comparative information provided in the financial information is for the two 12 month periods ended 31 December 2000 and 1999. The principal entities included within the financial information are shown in note 29.

Lattice Group has also changed the basis of preparation of its accounts (see above). The accounts have been prepared in accordance with applicable accounting standards, and for the 15 months ended 31 March 2002 have been prepared under historical cost principles, as modified for the revaluation of investment properties. The 2000 accounts were prepared on a modified historical cost basis and were restated on an historical cost basis in the 2002 accounts and are presented under both accounting principles in the financial information following. The information for the 12 months ended 31 December 1999 as included in the 2000 accounts was prepared on a modified historical cost basis and has been presented on that basis in the financial information following.

The financial information for the two 12 month periods ended 31 December 1999 and 2000 was prepared on a merger basis. Lattice Group demerged from BG Group on 23 October 2000. The following summarises the accounting and other principles that were applied in preparing the 2000 accounts on a merger basis:

- the 2000 accounts for Lattice Group were prepared as if the continuing operations of Lattice Group were in existence for the whole of 1999 and 2000;

- as well as costs borne directly by Lattice Group, the results within the financial information include a share of corporate head office costs which were historically recharged by BG Group to its underlying business segments. These principally comprise costs of the following head office departments: Finance, Secretariat and Legal, Human Resources and Corporate Affairs as well as other corporate recharges such as pension and share scheme costs. The level of charges may not have been representative of costs incurred following the Demerger;

- net interest includes net interest payable on the net debt of BG Group and its subsidiary undertakings which were attributed to Lattice Group. Interest charges may not have been representative of costs incurred following the Demerger;

- exchange differences on foreign currency debt included in shareholders' funds in 1999 were offset against those arising on overseas assets of BG Group and its subsidiary undertakings. Lattice Group did not have any foreign currency assets at the time and swapped all foreign currency borrowings into sterling obligations following the 1999 corporate restructuring and refinancing of BG which became effective on 13 December 1999 ("1999 Refinancing");

- the tax charge for Lattice Group was based on certain assumptions that were applied to provide a reasonable estimate of the tax charge that would have existed had it been a separate business. Historical tax charges presented may not have been representative of tax charges that would have been incurred had the Lattice Group businesses not formed part of BG Group and its subsidiary undertakings or of charges incurred following the Demerger; and

- all capital and reserves movements, excepting movements to the revaluation reserve, were stated on a pro forma basis as shown in note 24.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Under modified historical cost principles, Lattice Group valued Transco's regulatory assets at depreciated replacement cost (see "Tangible fixed assets" below), or, where lower, the estimated value in use (see "Impairment of fixed assets" below). Transco's regulatory assets are those assets which are subject to a regulatory regime in Britain. Revalued assets include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

For further information on the differences between modified historical cost and historical cost profit, see note 30.

(b) Basis of consolidation

In accordance with the principles of merger accounting, as set out in FRS 6 'Acquisitions and Mergers', the financial information for the 12 month periods ended 31 December 1999 and 31 December 2000 has been prepared as if Lattice Group had been in existence throughout 1999 and 2000. Information in respect of the transactions made in connection with the Demerger is shown in note 1 to the financial information following. Only the continuing operations of Lattice Group that were demerged on 23 October 2000 are consolidated in the financial information. The results of undertakings acquired post-Demerger are consolidated from the date when control passed to Lattice. The results of undertakings disposed of post-Demerger are consolidated to the date when control passed from Lattice.

The financial information comprises a consolidation of the accounts of Lattice and its subsidiary undertakings and incorporates the results of its share of joint ventures and associated undertakings on an equity basis.

Lattice Group's principal subsidiary undertaking, Transco, which operates the substantial majority of the gas distribution network in Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Lattice Group management from exercising control of the business or rights over the subsidiary undertaking's assets and management and hence Transco's results have been consolidated. Transco is registered with the SEC in the US in

respect of listed debt securities. Transco therefore publishes additional information based on US accounting principles in the 20-F Statement that is included within its report and accounts.

(c) Intangible fixed assets

(i) Goodwill

On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and the consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill which has a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the 15 months ended 31 March 2002, see note 13.

(ii) Negative goodwill

Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

(iii) Capitalised software

The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

(iv) Telecommunications licences

The cost of telecommunications licences is capitalised in the balance sheet and amortised over their useful economic life on a straight-line basis.

(d) Tangible fixed assets

In the 2002 and 2000 historical cost financial information, all categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation. In the 2000 accounts, Transco's regulatory tangible fixed assets were included in the balance sheet at depreciated replacement cost or, where lower, the estimated value in use (see "Modified historical cost" and "Impairment of fixed assets" below). The 31 December 2000 and 1999 modified historical cost financial information that follows is prepared on this basis.

(i) Historical cost

Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by Lattice and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on Lattice Group's average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

(ii) Modified historical cost

The following outlines the accounting policies applied to Transco's regulatory tangible fixed assets prior to the policies adopted in the 2002 accounts:

(a) land and buildings – based upon periodic valuation undertaken on a rolling basis by independent external chartered surveyors, determined on the basis of open market value for existing use;

(b) mains and services, gas storage, plant and machinery and meters – a rolling five-year valuation, with interim valuations either quarterly or annually. Valuation was undertaken internally by qualified staff with full valuations reviewed externally. The valuation was based upon the application of calculated average unit replacement costs to the physical lengths or quantities used except some plant and machinery where valuation was based on the application of appropriate indices to their historical cost;

(c) other tangible fixed assets – based upon historical cost.

(iii) Depreciation

Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write-off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years (years ended 31 December 2000 and 1999 10 to 20 years)
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review in the 15 months to 31 March 2002 of meter lives, the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

(e) Impairment of fixed assets

Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account.

Under modified historical cost, impairment of regulatory assets was recognised in the statement of total modified historical cost recognised gains and losses until the carrying amount of the asset was reduced to depreciated historical cost; thereafter impairment was recognised in the profit and loss account. In addition, changes in value in use were reported in the statement of total modified historical cost recognised gains and losses as unrealised surplus or loss on revaluation of tangible fixed assets.

For further details of the impairment reviews carried out in the 15 months ended 31 March 2002, see note 3.

(f) Stocks

Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

(g) Environmental costs

Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

(h) Deferred tax

FRS 19 "Deferred Tax" has been implemented during the 15 months ended 31 March 2002. The 2000 historical cost figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. In the 2000 and 1999 modified historical cost information, the provision for deferred tax was accounted for on the partial provisioning basis required by SSAP 15. SSAP 15 states that deferred tax, in respect of accelerated capital allowances and other timing differences, is to be provided only to the extent that it was probable that a liability or asset would crystallise. The effect of this change in accounting policy on the results and net assets of Lattice Group is detailed in the "Restatement of prior periods" section on page 18.

(i) *Leases*

Assets for use in Lattice Group's businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by Lattice Group for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

(j) *Foreign currencies*

Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

(k) *Financial instruments*

Derivative instruments utilised by Lattice Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of Lattice Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

(l) *Turnover*

Lattice Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Lattice Group undertakings, excluding those between them.

Total turnover is Lattice Group turnover together with Lattice Group's share of its joint ventures' turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, Lattice Group's principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

(m) Interest

Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

(n) Replacement expenditure

Replacement expenditure represents the cost of planned maintenance of Transco's mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written-off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

(o) Restructuring costs

Costs arising from the current Lattice Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which Lattice Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the 15 months ended 31 March 2002, see note 3.

(p) Pensions

SSAP 24 'Accounting for Pension Costs' requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees' services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme (the "Pension Scheme") is shown as an increase or decrease in the provision. Deferred tax and interest on this provision are accounted for in full.

FRS 17 'Retirement Benefits', which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27.

(q) Research and development

All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

(r) Advertising expenditure

Advertising expenditure is written off as incurred.

		Notes	Historical cost: 15 months ended 31 Mar 2002 £m	Historical cost: 12 months ended 31 Dec 2000 £m	Modified historical cost: 12 months ended 31 Dec 2000 £m	Modified historical cost: 12 months ended 31 Dec 1999 £m
Turnover – Lattice Group and share of joint ventures			4,132	3,092	3,092	3,129
Less: share of joint ventures' turnover	– continuing operations		(11)	(5)	(5)	—
Lattice Group turnover	– continuing operations		4,097	3,087	3,087	3,129
	– acquisitions		24	—	—	—
		2	4,121	3,087	3,087	3,129
Operating costs before exceptional items	– continuing operations		(2,679)	(1,905)	(2,030)	(1,848)
	– acquisitions		(38)	—	—	—
Exceptional items	– continuing operations	3, 4	(365)	(43)	(43)	(20)
			(3,082)	(1,948)	(2,073)	(1,868)
Lattice Group operating profit	– continuing operations		1,053	1,139	1,014	1,261
	– acquisitions		(14)	—	—	—
			1,039	1,139	1,014	1,261
Share of operating losses in joint ventures			(22)	(4)	(4)	—
Share of exceptional operating items in joint ventures		3	(48)	—	—	—
Total operating profit	– continuing operations		983	1,135	1,010	1,261
	– acquisitions		(14)	—	—	—
		2	969	1,135	1,010	1,261
Gain on sale of shares by employee share plan	– continuing operations	3	50	—	—	—
Profit on disposal of other fixed assets	– continuing operations	3	73	25	15	37
Profit on ordinary activities		2	1,092	1,160	1,025	1,298
Net interest		6	(481)	(444)	(444)	(357)
Profit on ordinary activities before taxation			611	716	581	941
Tax on profit on ordinary activities[(a)]		7	(151)	(179)	(198)	(317)
Profit on ordinary activities after taxation			460	537	383	624
Minority interests			4	—	—	—
Profit for the financial period			464	537	383	624
Dividends		8	(315)	(246)	(246)	—
Transfer to reserves		24	149	291	137	624
Earnings per ordinary share – basic		9	13.3p	15.5p	11.0p	17.7p
Earnings per ordinary share – basic excluding exceptional items		9	19.3p	15.8p	11.6p	17.5p
Earnings per ordinary share – notional adjusted		9	(b)	(b)	11.6p	15.5p
Earnings per ordinary share – diluted		9	13.2p	15.4p	11.0p	—
Earnings per ordinary share – diluted excluding exceptional items		9	19.1p	15.7p	11.5p	—

(a) The 15 months ended 31 March 2002 and the 12 months ended 31 December 2000 historical cost information reflects the implementation of FRS 19. The 12 months ended 31 December 2000 modified historical cost and the 12 months ended 31 December 1999 information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 18.

(b) This information was not disclosed in the 2002 accounts and is therefore not included above.

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period	464	537	383	624
Reduction in revaluation reserve on reclassification of investment properties	(50)	—	—	—
Unrealised gain on transfer of fixed assets to a joint venture (see note 12)	16	14	10	—
Taxation on unrealised gain on transfer of fixed assets to a joint venture	(4)	—	—	—
Unrealised surplus on revaluation of tangible fixed assets (see note 11)	—	—	376	16
Total recognised gains and losses for the financial period	426	551	769	640
Prior year adjustment[(a)]	(7,279)	—	—	—
Total recognised gains and losses	(6,853)	551	769	640

(a) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 18.

Note of profits and losses

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Reported profit on ordinary activities before taxation	611	716	581	941
Realisation of investment property revaluation gains of previous years	—	7	—	—
Modified historical cost adjustments:				
Depreciation in excess of historical cost depreciation[(a)]	(c)	(c)	125	140
Disposal of tangible fixed assets adjustment[(b)]	(c)	(c)	17	39
	(c)	(c)	142	179
Historical cost profit on ordinary activities before taxation	611	723	723	1,120
Historical cost profit for the period retained after taxation, minority interests and dividends	149	298	279	803

(a) Represents the additional depreciation necessary to bring historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

(b) Represents the difference between the modified historical cost and historical cost profit or loss on disposal.

(c) Information is not applicable as accounts are presented on an historical cost basis.

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

	Notes	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Fixed assets					
Intangible assets:					
– Goodwill and other	10	31	—	—	—
– Negative goodwill	10	(37)	—	—	—
– Net goodwill and other		(6)	—	—	—
Tangible assets	11	7,998	7,448	14,057	13,536
Investments in joint ventures:					
– Share of gross assets	12	6	73	73	—
– Share of gross liabilities	12	(2)	(11)	(11)	—
		4	62	62	—
Other investments	12	9	10	10	7
		8,005	7,520	14,129	13,543
Current assets					
Stocks	14	68	41	41	46
Debtors: amounts falling due within one year	15	378	638	638	745
Debtors: amounts falling due after more than one year	15	4	10	54	294
		382	648	692	1,039
Investments	16	234	223	223	422
Cash at bank and in hand		18	7	7	13
		702	919	963	1,520
Creditors: amounts falling due within one year					
Borrowings	17 to 20	(598)	(1,371)	(1,371)	(1,823)
Other creditors	21	(1,328)	(1,027)	(1,027)	(757)
		(1,926)	(2,398)	(2,398)	(2,580)
Net current liabilities		(1,224)	(1,479)	(1,435)	(1,060)
Total assets less current liabilities		6,781	6,041	12,694	12,483
Creditors: amounts falling due after more than one year					
Borrowings	17 to 20	(5,712)	(4,861)	(4,861)	(5,182)
Other creditors	21	(951)	(874)	(874)	(825)
		(6,663)	(5,735)	(5,735)	(6,007)
Provisions for liabilities and charges	22	(1,023)	(1,318)	(692)	(803)
Net (liabilities)/assets		(905)	(1,012)	6,267	5,673
Capital and reserves[(a)]					
Called up equity share capital	23, 24	353	353	353	353
Other reserves	24	(5,719)	(5,731)	(5,731)	(5,771)
Revaluation reserve	24	—	50	6,659	6,429
Profit and loss account	24	4,468	4,322	4,992	4,665
Joint ventures and associated undertakings	24	(3)	(6)	(6)	(3)
Lattice Group shareholders' (deficit)/funds		(901)	(1,012)	6,267	5,673
Minority interests		(4)	—	—	—
Total shareholders' (deficit)/funds[(b)]		(905)	(1,012)	6,267	5,673

(a) Capital and reserves for 1999 have been stated on a pro forma basis (see note 24).

(b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 18.

Commitments and contingencies are shown in note 25.

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period	464	537	383	624
Dividends	(315)	(246)[a]	(246)	—
	149	291	137	624
Issue of bonds on 1999 Refinancing	—	—	—	(1,509)
Other recognised gains and losses for the financial period[b]	(38)	14	386	16
Contribution to sharesave trust[c]	—	45	45	—
Currency translation adjustments[d]	—	—	—	(9)
Funding movement with BG	—	26	26	(1,052)
Net movement in shareholders' funds/(deficit) for the financial period	111	376	594	(1,930)
Lattice Group shareholders' (deficit)/funds as at beginning of period[e]	(1,012)	(1,388)	5,673	7,603
Lattice Group shareholders' (deficit)/funds as at period end[e]	(901)	(1,012)	6,267	5,673

(a) Includes £123m in respect of Lattice Group contribution to BG Group interim dividend.

(b) See the "Consolidated statement of total recognised gains and losses" for an analysis of these amounts.

(c) Represents contributions by BG Group to the Transco sharesave trust as part of the Demerger arrangements.

(d) Currency translation adjustments in 1999 arising on foreign currency net debt are offset against those arising on overseas assets of BG Group prior to Demerger. Lattice Group swapped all foreign currency borrowings into sterling obligations following the 1999 Refinancing.

(e) The change from the modified historical cost accounting convention has reduced Lattice Group's net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced Lattice Group's net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets at 31 March 2002 by £6,617m (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 18.

Reconciliation of modified historical cost and historical cost net assets/(liabilities)

	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Modified historical cost net assets	6,267	5,673
Revaluation surplus[a]	(6,659)	(6,429)
Historical cost net liabilities	(392)[b]	(756)

(a) Represents revaluation of Transco's regulatory assets at 31 December 2000 of £6,609m (31 December 1999 £6,372m) and investment properties of £50m (31 December 1999 £57m).

(b) The adjusted balance does not agree to the net liabilities figure as shown under the 2000 historical cost information as the modified historical cost figures do not reflect the implementation of FRS 19 or the revaluation of investment properties of £50m.

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

		Historical cost		Modified historical cost	
	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Operating activities:					
Cash inflow from operating activities before exceptional items	*28(a)*	2,238	1,542	1,542	1,092
Net expenditure relating to exceptional items	*28(a)*	(74)	(36)	(36)	(35)
Net cash inflow from operating activities	*28(a)*	2,164	1,506	1,506	1,057
Net cash outflow from returns on investments and servicing of finance	*28(b)*	(398)	(444)	(444)	(395)
Net cash outflow from taxation		(248)	(202)	(202)	(162)
Net cash outflow from capital expenditure and financial investment	*28(c)*	(1,228)	(633)	(633)	(344)
Net cash outflow from acquisitions and disposals	*28(d)*	(22)	(5)	(5)	(7)
Equity dividends paid[a]		(249)	(123)	(123)	—
Net cash inflow before the management of liquid resources and financing activities		19	99	99	149
Net cash (outflow)/inflow from the management of liquid resources	*28(e)*	(11)	198	198	7
Net cash inflow before financing activities		8	297	297	156
Net cash outflow from financing activities	*28(f)*	(36)	(297)	(297)	(153)
Net (decrease)/increase in cash in the period[b][c]		(28)	—	—	3

(a) In 2000, represents a dividend paid to BG Group in respect of Lattice Group contribution to BG Group 2000 interim dividend.

(b) The acquisition of Stoner during 2001 contributed a £3m inflow to Lattice Group's net decrease in cash in the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed a £8m inflow to Lattice Group's net decrease in cash in the 15 months ended 31 March 2002.

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 1999 £m
Net borrowings at the beginning of the period		(6,002)	(6,570)	(6,570)	(3,785)
Net (decrease)/increase in cash in the period		(28)	—	—	3
Net cash outflow/(inflow) from the management of liquid resources	*28(e)*	11	(198)	(198)	(7)
Net cash outflow/(inflow) from changes in borrowings and lease financing	*28(f)*	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing		—	—	—	(1,509)
Other movements:					
– Accretion of interest		(15)	(34)	(34)	(10)
– Debt issue expenses		(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings		(56)	—	—	—
– Other adjustments		—	(1)	(1)	(9)
		(75)	(36)	(36)	(10)
Net borrowings at the end of the period		(6,058)	(6,002)	(6,002)	(6,570)

	Notes	£m	£m	£m	£m
Represented by:					
– Cash at bank and in hand		18	7	7	13
– Current asset investments	*16*	234	223	223	422
– Gross borrowings:					
– Short-term borrowings	*17*	(598)	(1,371)	(1,371)	(1,823)
– Long-term borrowings	*17*	(5,712)	(4,861)	(4,861)	(5,182)
		(6,310)	(6,232)	(6,232)	(7,005)
		(6,058)	(6,002)	(6,002)	(6,570)

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

Share capital	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 1999[a] £m
Opening and closing share capital	*23*	353	353	353	353

(a) Opening share capital for 2000 and opening and closing share capital for 1999 is stated on a pro forma basis.

Gross borrowings[a]	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 1999[a] £m
Gross borrowings at the beginning of the period		(6,232)	(7,005)	(7,005)	(4,221)
(Increase)/decrease in bank overdraft		(39)	6	6	(6)
Net cash outflow/(inflow) from change in borrowings and lease financing	*28(f)*	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing		—	—	—	(1,509)
Other movements:					
– Accretion of interest		(15)	(34)	(34)	(10)
– Debt issue expenses		(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings		(56)	—	—	—
– Other adjustments		—	—	—	(6)
		(75)	(35)	(35)	(7)
Gross borrowings at the end of the period	*17*	(6,310)	(6,232)	(6,232)	(7,005)

(a) Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 1999 £m
Net cash at the beginning of the period	(1)	(1)	(1)	(6)
Net (decrease)/increase in cash in the period	(28)	—	—	3
Exchange adjustments	—	—	—	2
Net cash at the end of the period[a]	(29)	(1)	(1)	(1)

(a) Cash represents cash at bank and in hand of £18m at 31 March 2002, £7m at 31 December 2000 historical cost and modified historical cost and £13m at 31 December 1999 offset by bank overdrafts of £47m at 31 March 2002, £8m at 31 December 2000 historical cost and modified historical cost and £14m at 31 December 1999.

The "Basis of preparation and accounting principles" on pages 18 to 23, together with the notes on pages 31 to 80, form part of this financial information.

1. Accounting convention, merger accounting, change in accounting for meters and new accounting standards

Accounting convention

As previously stated, Lattice Group has changed its accounting convention from modified historical cost to historical cost as modified by the revaluation of investment properties in the 15 months ended 31 March 2002. In preparing the statutory account for the 15 months ended 31 March 2002, the comparative information for the 12 months ended 31 December 2000 has been restated accordingly and is presented under both accounting principles in the financial information following. For further information, see the "Restatement of prior periods" section on page 18 and note 30.

Merger accounting

On 23 October 2000, BG Group demerged certain businesses (grouped together under BG Transco Holdings plc) to Lattice. As explained on pages 18 and 19, "Basis of preparation and accounting principles", the 2000 accounts were prepared as if Lattice Group had been in existence for the whole of 1999 and 2000 and only the continuing operations of those businesses have been consolidated. The profit on ordinary activities after taxation of the demerged businesses included within the 2000 accounts from 1 January to 23 October 2000 is £233m on a modified historical cost basis.

Upon Demerger, BG Transco Holdings plc was renamed Transco Holdings plc and the share capital of Transco Holdings was transferred to Lattice, who recorded its investment in Transco Holdings at the nominal value of shares issued to BG Group shareholders. In accordance with Sections 131 and 133 of the Companies Act, no premium was recorded on the shares issued. On consolidation, the difference between the nominal value of Lattice's shares issued and the amount of share capital of Transco Holdings at the date of Demerger, was debited to opening other reserves.

Lattice was incorporated as a private company limited by shares on 29 December 1999 as Shelba Marketing Limited. On incorporation, it had authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which two ordinary shares were allotted and fully paid. On 29 August 2000, its name was changed to Lattice and it was re-registered as a public company on 30 August 2000. By a written resolution of the shareholders dated 29 August 2000, the 1,000 ordinary shares, were sub-divided into 10,000 ordinary shares of 10 pence each and the authorised share capital of Lattice was increased to £500,000,000.10 by the creation of 4,999,490,000 further ordinary shares of 10 pence each, one special share (the Lattice Special Share) of 10 pence and one redeemable preference share of £50,000. The redeemable preference share was allotted and paid up in full on 29 August 2000. On 4 December 2000, in accordance with Article 3.5.1, the redeemable preference share of £50,000 was redeemed, at which point it was sub-divided and redesignated as 500,000 ordinary shares of 10 pence each.

As part of a restructuring prior to the Demerger, Lattice Property, The Leasing Group, Lattice Insurance, Advantica and a number of other interests were transferred from BG Group to Transco Holdings on 16 July 2000. On 23 October 2000, the Demerger date, Lattice issued share capital to BG Group shareholders, totalling 3,528,147,798 ordinary shares of 10 pence each, on the basis of one Lattice share for each BG Group share, in consideration for the investment in Transco Holdings. Transco Holdings' principal assets were its investments in Transco and the entities noted above. Subsequent to the Demerger, Lattice Group was itself restructured in December 2000 into two subsidiary groups, Transco Holdings and Lattice Group Holdings, to maintain the capital efficiency and transparency created for the utility by the 1999 Refinancing.

Shares in Lattice were officially admitted to the Official List of the London Stock Exchange and dealings commenced on 23 October 2000.

Change in accounting for meters

In response to the opening of the market to competition, the asset lives for meters were reviewed during the 15 months ended 31 March 2002. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco's depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002. In addition, profit on sale of Transco's fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m, leading to a reduction in profit on ordinary activities of £48m.

New accounting standards

FRS 16 Current Tax

FRS 16 was issued on 16 December 1999 and was adopted by Lattice Group in the 12 months ended 31 December 2000. FRS 16 requires that current tax should be accounted for in the profit and loss account unless it relates to an item accounted for in the statement of total recognised gains and losses, in which case the tax should also be accounted for therein. It also requires a number of disclosure changes in terms of the content of the notes to the accounts.

The adoption of FRS 16 has had no impact on the financial results or position of Lattice Group, as the specific changes in accounting treatment are not relevant to Lattice Group. The standard only impacts Lattice Group in terms of the content of disclosures which, in some cases, were already given in prior years as additional voluntary disclosures.

FRS 17 Retirement Benefits

FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27.

FRS 17 requires that the current service costs and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on Lattice Group's financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information, see note 27.

FRS 18 Accounting Policies

FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of Lattice Group except as described under "Accounting convention" above.

FRS 19 Deferred Tax

As previously stated, FRS 19 has been implemented during the 15 months ended 31 March 2002. Comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. For further information, see the "Restatement of prior periods" section on page 18.

2. Segmental analysis

In 2001, Lattice Group operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for the 12 months ended 31 December 2000 under the historical cost convention has been restated accordingly. Transco is Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and Lattice Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Britain. Overseas turnover, operating profit/(loss) and net assets are all in the US and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost £2m, £(2)m and £4m respectively).

Prior to the reorganisation in 2001, the business segments analysed were Transco, Other activities and Pension credit. The 2000 modified historical cost and 1999 figures presented below are shown on this basis. Other activities included Telecoms, Lattice Property, TLG, Advantica, Lattice Insurance and Lattice Energy Services. Turnover and operating profit were derived primarily from the same geographical source and destination, being Britain.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	3,922	2,975	2,975	3,058
Telecoms	22	—	—	—
Lattice Enterprises	286	203	203	—
Other activities	—	—	—	124
Other corporate activities	14	8	8	—
Less: intra-group sales	(123)	(99)	(99)	(53)
	4,121	3,087	3,087	3,129

Total operating profit/(loss) – analysed by business segment

	Historical cost					
	Excluding exceptional items	Exceptional items[a]	Total operating profit	Excluding exceptional items	Exceptional items[a]	Total operating profit
	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m
Transco	1,398	(100)	1,298	1,124	(41)	1,083
Telecoms	(104)	(298)	(402)	(26)	—	(26)
Lattice Enterprises	11	(15)	(4)	1	—	1
Other corporate activities	11	—	11	(11)	(2)	(13)
Pension credit	56	—	56	90	—	90
Intra-group items	10	—	10	—	—	—
	1,382	(413)	969	1,178	(43)	1,135

	Modified historical cost					
	Excluding exceptional items	Exceptional items[a]	Total operating profit	Excluding exceptional items	Exceptional items[a]	Total operating profit
	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m
Transco	999	(41)	958	1,180	(20)	1,160
Other activities	(36)	(2)	(38)	(7)	—	(7)
Pension credit	90	—	90	108	—	108
	1,053	(43)	1,010	1,281	(20)	1,261

(a) See note 3.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	1,308	1,068	924	1,143
Telecoms	(402)	(26)	—	—
Lattice Enterprises	81	63	—	—
Other activities	—	—	25	47
Other corporate activities[(a)]	61	(12)	—	—
Pension credit	56	90	90	108
Intra-group items	(12)	(23)	(14)	—
	1,092	1,160	1,025	1,298

(a) Other corporate activities profit on ordinary activities for the 15 months ended 31 March 2002 includes a gain on sale of shares by an employee share plan of £50m (12 months ended 31 December 2000 historical cost £nil).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment[(a)]

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	1,862	1,456	(b)	(b)
Telecoms	(64)	(22)	(b)	(b)
Lattice Enterprises	68	40	(b)	(b)
Other activities	—	—	(b)	(b)
Other corporate activities	12	(3)	(b)	(b)
Pension credit	56	90	(b)	(b)
Intra-group items	10	—	(b)	(b)
	1,944	1,561	(b)	(b)

(a) Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.

(b) This information was not disclosed in the 2000 accounts and is therefore not included above.

	Depreciation and amortisation				Capital expenditure			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	464	332	332	330	965	658	658	419
Telecoms	18	—	—	—	361	32	—	—
Lattice Enterprises	57	39	—	—	177	107	—	—
Other activities	—	—	47	29	—	—	142	112
Other corporate activities and intra-group items	1	8	—	—	(5)	3	—	—
	540	379	379	359	1,498	800	800	531
Transco only:								
– Depreciation in excess of historical cost depreciation	—	—	125	140				
Modified historical cost depreciation	—	—	504	499				

	Net assets/(liabilities)				Gross assets			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Transco	5,964	6,021	12,772	12,292	7,972	7,611	14,199	13,780
Net borrowings, net interest, tax and dividends	(7,219)	(7,595)	(7,086)	(6,673)	102	125	98	491
	(1,255)	(1,574)	5,686	5,619	8,074	7,736	14,297	14,271
Telecoms	(101)	360	—	—	310	454	—	—
Net borrowings, net interest, tax and dividends	147	(5)	—	—	225	1	—	—
	46	355	—	—	535	455	—	—
Lattice Enterprises	328	313	—	—	812	735	—	—
Net borrowings, net interest, tax and dividends	(4)	(37)	—	—	17	2	—	—
	324	276	—	—	829	737	—	—
Other activities	—	—	(69)	(118)	—	—	550	523
Net borrowings, net interest, tax and dividends	—	—	938	539	—	—	245	269
	—	—	869	421	—	—	795	792
Other corporate activities and intra-group items	(175)	(600)	—	—	(720)	(660)	—	—
Net borrowings, net interest, tax and dividends	180	819	—	—	(11)	171	—	—
	5	219	—	—	(731)	(489)	—	—
Pension provision	(25)	(288)	(288)	(367)	—	—	—	—
	(905)[(a)]	(1,012)[(a)]	6,267	5,673	8,707	8,439	15,092	15,063

(a) The change from the modified historical cost accounting convention has reduced the net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). For further information, see the "Restatement of prior periods" section on page 18.

Net and gross assets for each business segment include inter-company balances due from other business segments.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Exceptional operating items				
– Restructuring costs	(65)	—	—	—
– Refinancing costs	—	—	—	(20)
– Impairment of fixed assets	(300)	—	—	—
– Demerger costs	—	(43)	(43)	—
	(365)	(43)	(43)	(20)
– Share of exceptional operating items of joint ventures	(48)	—	—	—
	(413)	(43)	(43)	(20)
Exceptional non-operating items				
– Gain on sale of shares by an employee share plan	50	—	—	—
– Profit on disposal of other fixed assets	73	25	15	37
	123	25	15	37

Restructuring costs
Costs in the 15 months ended 31 March 2002 primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Refinancing costs
The balance in the 12 months ended 31 December 1999 relates to the 1999 Refinancing.

Impairment of fixed assets
During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 historical cost and modified historical cost £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecommunications market, the future of 186k is being reviewed. The directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write-down 186k's tangible fixed assets to £89m.

Demerger costs
These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger. They include the costs of income tax and national insurance contributions which Lattice Group agreed to pay on behalf of employees (but not directors) on the restructuring of the BG Sharesave Scheme (£20m), £14m related to the costs of establishing a new corporate centre and £9m of other costs. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures
Share of exceptional operating items in joint ventures is Lattice Group's share of SST exceptional operating charges made prior to SST becoming a wholly-owned subsidiary of Lattice Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Lattice Group's share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Lattice Group's share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average gross domestic product growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST's performance therein.

Gain on sale of shares by an employee share plan
This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002.

4. Operating costs

Lattice Group's operating costs charged to the profit and loss account included:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Change in stock of finished goods and work in progress	—	(1)	(1)	—
Raw materials and consumables	281	177	177	145
Employee costs (see note 5(b))	763	473	473	402
Less:				
– Own work capitalised	(56)	(43)	(43)	(35)
– Employee costs included within replacement and research and development expenditure below	(33)	(18)	(18)	(39)
– Lattice Group Sharesave Scheme costs included in Demerger costs below	—	(20)	(20)	—
	674	392	392	328
Amounts written off tangible fixed assets:				
– Historical cost depreciation (see note 11)	531	369	369	351
– Depreciation on assets held under finance leases (see note 11)	—	10	10	8
– Depreciation in excess of historical cost depreciation[(a)]	—	—	125	140
– Impairment (see note 3)	300	—	—	—
	831	379	504	499
Amortisation of intangible fixed assets (see note 10)	9	—	—	—
Other operating charges:				
– Replacement expenditure	432	249	249	200
– Lease rentals				
– Plant, machinery and equipment	—	—	—	1
– Land and buildings	4	15	15	16
– Research and development	14	19	19	40
– Restructuring costs (see note 3)	65	—	—	—
– Refinancing costs (see note 3)	—	—	—	20
– Demerger costs (see note 3)	—	43	43	—

(a) Represents the additional depreciation necessary to bring historical cost depreciation up to a modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

The remuneration of Lattice Group's auditors comprises:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Statutory audit fees	1.8	1.5	1.5	(a)
Other audit-related work	0.6	0.3	0.3	(a)
Audit-related fees	2.4	1.8	1.8	1.4
Taxation, regulatory advice and due diligence	1.6	0.4	0.4	(a)
Consulting and other services	3.6	0.3	0.3	(a)
Non-audit fees	5.2	0.7	0.7	3.6
Total fees	7.6	2.5	2.5	5.0

(a) This information was not disclosed on the same basis in the 2000 accounts and has therefore been excluded above.

Lattice Group policy is to employ Lattice Group auditors on assignments additional to their statutory audit duties where their expertise and experience with Lattice Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services in the 15 months ended 31 March 2002 was primarily in respect of the implementation of a new accounting system.

(a) Directors' remuneration

The aggregate amount of emoluments paid to directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). The directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000. As at 31 March 2002, retirement benefits were accruing to four directors under a defined benefit scheme (31 December 2000 three directors).

(i) Total remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[a] £
Fees to Non-executive directors[b]	185,417	25,768
Salaries[c]	1,865,591	235,713
Payment to departing director[d]	124,125	—
Benefits	97,378	9,821
Lattice Group Short Term Incentive Scheme – value of shares and cash awarded[e]	373,508	—
BG Group Employee Profit Sharing Scheme[f]	4,779	4,875

(a) Figures represent emoluments from 23 October 2000 – the Demerger date.
(b) Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
(c) Includes salary for non-executive chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
(d) Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
(e) Executive directors only.
(f) Cash payment made in 2001 in respect of financial year 2000.

(ii) Individual remuneration

	Salary/fees		Taxable benefits[a]		Total	
	15 months ended 31 Mar 2002[b] £	12 months ended 31 Dec 2000[c] £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[c] £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[c] £
Sir John Parker[d]	380,150	42,944	24,348	192	404,498	43,136
Phil Nolan[e][f]	542,469	75,390	23,573	4,413	566,042	79,803
Steve Lucas[e]	484,495	53,441	15,748	2,279	500,243	55,720
Colin Matthews[g]	150,863	—	5,612	—	156,475	—
Nick Woollacott[h]	228,308	—	8,298	—	236,606	—
John Wybrew[e][i]	581,718	63,938	19,799	2,937	601,517	66,875
Sir David Davies	37,500	4,772	—	—	37,500	4,772
Christopher Hampson	31,250	4,772	—	—	31,250	4,772
Kenneth Harvey	37,500	5,726	—	—	37,500	5,726
Stephen Pettit[h]	10,417	—	—	—	10,417	—
George Rose	37,500	5,726	—	—	37,500	5,726
Baroness Diana Warwick	31,250	4,772	—	—	31,250	4,772

(a) Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
(b) Includes awards under the Lattice Group Short Term Incentive Scheme for executive directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice's second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Lattice Group Short Term Incentive Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period – see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
(c) Figures represent emoluments from 23 October 2000 – the Demerger date.
(d) Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as chief executive.
(e) Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
(f) Salary/fees includes a payment of £124,125 in recognition of Phil Nolan's achievements against performance targets during the 12 months ended 31 December 2001.
(g) Colin Matthews did not join Lattice until 1 November 2001, and received a cash award for the five months from 1 November 2001 to 31 March 2002.
(h) Salary fees from date of appointment only, 1 November 2001.
(i) John Wybrew was the highest paid director during the 15 months ended 31 March 2002.

Executive directors' salaries
Executive directors' salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

	£
Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

The annual salaries from Demerger of the executive directors were as follows: Steve Lucas £280,000; Phil Nolan £395,000; and John Wybrew £335,000.

Phil Nolan

Phil Nolan resigned as chief executive with effect from 31 December 2001 to take up the post of chief executive of Eircom, the Irish telecommunications group. Sir John Parker has temporarily assumed the responsibilities of chief executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman

Sir John Parker's appointment as a non-executive director and chairman has no fixed term, but he is entitled to 12 months' notice of termination of his appointment. Prior to 1 February 2002, the chairman was entitled to one month's notice of termination of his appointment to that office. His pay, inclusive of his fees as a non-executive director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of chief executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new chief executive.

For the duration of his chairmanship of Lattice, he is entitled to the use of a car, fuel expenses, a driver and to personal accident insurance and family private medical insurance. He is not entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors' service contracts

Executive directors

Each of the executive directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days' annual holiday, financial advice, personal accident insurance, family private medical insurance and sick pay.

Each of the executive directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year's current annual salary, and credit of one year's additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive directors

The non-executive directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any non-executive directors who chair a committee of the Board receive an additional £5,000 per annum for each committee.

Directors' interests in options over ordinary shares

The interests of the directors in share options held under the Lattice Group Sharesave Scheme were as follows:

15 months ended 31 March 2002	Options as at 1 Jan 2001[(a)]	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002[(b)]	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	—	—	—	—	—	—	—	—	—
Colin Matthews	—	—	—	—	—	—	—	—	—
Nick Woollacott	—	—	—	—	—	—	—	—	—
John Wybrew	8,209	—	—	—	—	8,209	1.18	01/03/04	31/08/04

(a) As at date of appointment for Colin Matthews and Nick Woollacott.

(b) The closing price of a Lattice ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice ordinary shares was 175.25p (high) and 128.50p (low).

Period ended 31 December 2000	Options as at 23 Oct 2000[(a)]	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Dec 2000[(b)]	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	—	—	—	—	—	—	—	—	—
Phil Nolan	—	8,209	—	—	—	8,209	1.18	01/03/04	31/08/04
John Wybrew	—	8,209	—	—	—	8,209	1.18	01/03/04	31/08/04

(a) As at Demerger. As at their date of appointment, 1 September 2000, the directors held no options over Lattice shares.

(b) The closing price of a Lattice ordinary share on the last day of trading of 2000 (29 December) was 151 pence. The range during the period from Demerger to the year end for Lattice ordinary shares was 156 pence (high) and 140 pence (low).

Directors' interests in shares

The directors' interests in ordinary shares of Lattice at 31 March 2002 and 31 December 2000 were as follows:

	Beneficial interests ordinary shares[(a)]		Lattice Group Long Term Incentive Scheme notional allocation of shares[(b)]		
31 March 2002	As at 1 Jan 2001[(c)]	As at 31 Mar 2002	As at 1 Jan 2001[(c)]	Allocated during the period	As at 31 Mar 2002
Sir John Parker	11,960	12,244	—	—	—
Steve Lucas[(d)(e)]	60,866	62,592	296,373	257,572	553,945
Colin Matthews[(e)(f)]	—	—	—	257,572	257,572
Nick Woollacott[(d)(e)]	104,221	140,824	202,632	257,572	460,204
John Wybrew[(d)(e)]	219,788	164,489	559,942	300,501	860,443
Sir John Davies	11,000	11,000	—	—	—
Christopher Hampson	10,331	10,577	—	—	—
Kenneth Harvey	2,000	2,099	—	—	—
Stephen Pettit	—	5,000	—	—	—
George Rose	—	13,400	—	—	—
Baroness Diana Warwick	1,333	1,364	—	—	—

(a) Beneficial interest includes shares acquired pursuant to the Lattice Group All Employee Share Ownership Plan and BG Group employee profit sharing schemes.

(b) A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).

(c) As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.

(d) Shares awarded under the Lattice Group Short Term Incentive Scheme which continue to be held are included above. See note (c) to the table 'Individual remuneration for the year' above.

(e) As at 14 May 2002, 18,467,281 Lattice shares were held by the trustee of the Lattice Group All Employee Share Ownership Plan and 65,204 shares by the Lattice Group Employees Share Trust and each of the executive directors of Lattice by virtue of being, together with other employees of Lattice Group, a potential beneficiary under these trusts is taken to be interested in those shares.

(f) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice shares of 10p each was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement has been established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice Group to recover the pay as you earn and any National Insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable.

31 December 2000	Beneficial interests ordinary shares[(a)]		Beneficial interests bond packages[(b)]		Lattice Group Long Term Incentive Scheme notional allocation of shares		
	As at 23 Oct 2000	As at 31 Dec 2000	As at 23 Oct 2000	As at 31 Dec 2000	As at 23 Oct 2000[(c)]	Allocated during 2000[(d)]	As at 31 Dec 2000
Sir John Parker	1,960	11,960	—	—	—	—	—
Steve Lucas	60,866	60,866	—	—	83,300	213,073	296,373
Phil Nolan	103,092	103,092	1	1	286,850	300,585	587,435
John Wybrew	244,788	219,788	—	—	305,015	254,927	559,942
Sir David Davies	—	11,000	—	—	—	—	—
Christopher Hampson	5,331	10,331	—	—	—	—	—
Kenneth Harvey	2,000	2,000	—	—	—	—	—
George Rose	—	—	—	—	—	—	—
Baroness Diana Warwick	—	1,333	—	—	—	—	—

(a) Interests shown are beneficial interests in the ordinary shares of Lattice. Ordinary shares in Lattice were acquired on 23 October 2000 as a result of the Demerger on the basis of one Lattice share for each BG Group share. Beneficial interest includes shares acquired pursuant to the BG Group employee profit sharing schemes at Demerger, on the basis of one Lattice share for each BG Group share, which will be held for eligible directors under the terms of the scheme and released at the same time as BG Group shares three years from the date of allocation. As at their date of appointment, 1 September 2000, the directors did not have any beneficial interests in Lattice shares.

(b) Bond package is as defined in the scheme of arrangement as set out in the circular to BG shareholders dated 8 October 1999. As at 29 December 2000, the closing price of a bond package was 105.46% of its nominal value of £3,000.

(c) A notional allocation of BG ordinary shares was made in October 1999. At Demerger, the allocations were reconstituted into replacement allocations over Lattice shares in such a way that their value was retained. The base price was £1.3073 and these awards are subject to the rules of the Lattice Group Long Term Incentive Scheme and would normally be released at the discretion of the trustees, subject to underlying financial performance, in October 2003.

(d) A notional allocation of Lattice shares was made on 3 November 2000 under the Lattice Group Long Term Incentive Scheme at a base price of £1.3141. Figures for (c) and (d) represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and which would not vest until the expiry of the retention period (one further year).

Other interests

Changes in the interests of the directors in the share capital or debentures of Lattice or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows:

On 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the Lattice Group All Employee Share Ownership Plan.

There were no contracts of significance subsisting during, or at the end of, the financial period to which Lattice or any of its subsidiary undertakings is a party and in which any director is, or was, materially interested. Since 1 April 2002, Lattice has not been, and is not now, a party to any material transaction or proposed transaction in which any director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions

All the executive directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Pension Scheme.

Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all executive directors are designed to give a pension equivalent to two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. Prior to Nick Woollacott's appointment as an executive director, his pension accrued at a rate of one sixtieth of salary.

With employer's consent, provided 10 years' service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependant's pension is payable on the death of an executive director, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant's pension is payable equal to two-thirds of the executive director's

pension, prior to exchanging any of it for a cash lump sum. Flat rate children's benefits may be payable in addition to the dependant's pension on death in service or death in retirement.

Directors' pension provisions were as follows:

To 31 March 2002	Directors' contributions for 15 months to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002[(a)]	Increase in pension for 15 months to 31 Mar 2002 £000	Total accrued annual pension at 31 Mar 2002 £000 pa	Retirement age
Steve Lucas[(a)(d)(e)]	11.1	47	15	20.7	71.4	65
Colin Matthews[(b)]	3.7	45	5/12	3.7	3.7	65
Phil Nolan[(a)(c)(d)(e)]	12.4	48	9	29.4	98.2	60
Nick Woollacott[(a)(b)]	3.7	54	24 9/12	11.5	133.8	65
John Wybrew[(e)]	13.0	60	6	18.6	87.8	65

(a) Includes pensionable service transferred from previous employments.

(b) Appointed as an executive director with effect from 1 November 2001.

(c) *Information provided for Phil Nolan is at leaving date of 31 December 2001.*

(d) Due to clarification since December 2000 of the pension promises to executive directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.

(e) The increase in accrued pension allows for the effect of inflation.

To 31 December 2000	Directors' contributions for part year to 31 Dec 2000[(a)] £000	Age at 31 Dec 2000	Years of pensionable service at 31 Dec 2000[(b)]	Increase in pension for part year to 31 Dec 2000[(a)] £000	Total accrued annual pension at 31 Dec 2000 £000 pa	Retirement age
Steve Lucas[(b)]	1.6	46	13 9/12	12.7	51.5	65
Phil Nolan[(b)(c)]	2.3	47	7 11/12	19.8	78.0	60
John Wybrew	1.9	59	4 9/12	28.5	66.7	65

(a) The increase in accrued pension is measured from 23 October 2000. The contributions shown are also from 23 October 2000.

(b) Includes pensionable service transferred from previous employments.

(c) The figures for Phil Nolan include an accrued pension amount of £21,687 per annum in respect of a recent transfer into the Pension Scheme.

External appointments

To broaden the experience of executive directors, it is normal Lattice policy to allow each director to accept a maximum of one external appointment as a non-executive director of another company, fees for which are retained by the individual director. As at 14 May 2002, none of the executive directors have any external appointments as a non-executive director.

(b) Employee costs

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Wages and salaries	644	440	440	413
Social security costs	55	39	39	36
Pension costs	93	23	23	23
Pension credit	(56)	(90)	(90)	(108)
Lattice Group Long Term Incentive Scheme (see note 5(d) below)	15	6	6	9
Lattice Group Short Term Incentive Scheme (see note 5(e) below)	4	—	—	—
Lattice Group Sharesave Scheme (see note 5(f) below)	—	20	20	—
Lattice Group All Employee Share Ownership Plan (see note 5(g) below)	8	—	—	—
BG Group Employee Profit Sharing Scheme (see note 5(h) below)	—	35	35	29
	763	473	473	402

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 historical cost and modified historical cost £430m; 12 months ended 31 December 1999 £367m) were charged to the profit and loss account and

1999 £35m) were capitalised.

(c) Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number
Transco	14,532	14,261	14,264
Telecoms	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—
	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

Information on share schemes set out under sections (d) to (k) below is in respect of shares in BG Group up to 23 October 2000, the date of the Demerger, and shares in Lattice Group after that date. Figures are in respect of Lattice Group participants in the schemes unless stated otherwise.

(d) Lattice Group Long Term Incentive Scheme

The Lattice Group Long Term Incentive Scheme ("Lattice LTIS"), which links the award of shares to executive directors and some other employees to total shareholder return, was introduced following Demerger. Under the terms of the Lattice LTIS, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years, that is, a performance period of three years, followed by a retention period of one year. The number of shares eventually released to the participant depends on the performance of Lattice's total shareholder return compared with that of other regulated and utility companies in the UK operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight-line basis between 40% and 100%. The remuneration committee will only decide that shares should be released if Lattice's total shareholder return reflects sound underlying financial performance.

Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). A notional allocation of BG ordinary shares was made to certain executive directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice LTIS. In November 2000 a notional allocation of Lattice Shares was made at a base price of £1.3141 and in November 2001, at a base price of £1.4559. Costs of the Lattice LTIS are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Lattice LTIS. Charges up to the date of the Demerger are in respect of the BG Group Long Term Incentive Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost £6m; 12 months ended 31 December 1999 £9m).

(e) Lattice Group Short Term Incentive Scheme

The Lattice Group Short Term Incentive Scheme ("Lattice STIS") is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for executive directors, senior executives and some other employees. Under the Lattice STIS, performance targets such as the achievement of profit and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value). The first awards of shares under the Lattice STIS were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

(f) Lattice Group Sharesave Scheme

Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 over 71m shares; 12 months ended 31 December 1999 nil shares). The Lattice Group Sharesave Scheme is Inland Revenue approved and hence, as permitted by Urgent Issues Task Force abstract 17

relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

(g) Lattice Group All Employee Share Ownership Plan

The Lattice Group All Employee Share Ownership Plan ("Lattice AESOP") was activated in January 2001. The scheme grants both partnership shares, under which eligible employees are offered the opportunity to buy Lattice shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan ("Partnership Shares") and free shares which from 2001, the Board has the option to award. The Lattice AESOP contains the statutory limit on the value of free shares that may be offered, which is currently a maximum of £3,000 per individual per annum. The first awards under the Partnership Shares element were made in October 2001. The first awards under the free shares element were made in March 2002. As at 31 March 2002, the Lattice AESOP held 33m ordinary shares in Lattice, of which 11m were held on behalf of employees under the free shares element of the Lattice AESOP and 2m were held on behalf of employees under the Partnership Shares element of the Lattice AESOP. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the profit and loss account (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

Shares held by the BG Qualifying Employee Share Ownership Trust, established in 1997 by BG to satisfy exercises of options under the BG Sharesave Scheme, were transferred for a total of £2.00 to the trustee of the Lattice AESOP immediately prior to Demerger. The transfer was made in direct proportion to the number of employees of each of the demerged entities. Accordingly, 29m BG Group ordinary shares were transferred to the Lattice AESOP. On demerger, the Lattice AESOP received a Lattice ordinary share for every BG Group ordinary share received under these transfers. During the 15 months ended 31 March 2002, the 29m ordinary shares in BG Group were sold for £78m realising a gain on disposal of £50m.

(h) BG Group Employee Profit Sharing Scheme

The charge of £35m in the 12 months ended 31 December 2000 under historical cost and modified historical cost (12 months ended December 1999 £29m) relates to the BG Group Employee Profit Sharing Scheme. Lattice does not operate an employee profit sharing scheme and there was, therefore, no charge in the 15 months ended 31 March 2002.

(i) Summary of movements in share options

	Lattice Group Sharesave Scheme options m	BG Sharesave Scheme options m
1999		
Outstanding as at 1 January 1999	—	46
Granted	—	9
Exercised	—	(1)
Lapsed	—	(2)
Outstanding as at 31 December 1999	—	52
Exercisable as at 31 December 1999	—	1
Option price range as at 31 December 1999 (£)	—	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85
2000		
Outstanding as at 1 January 2000	—	52
Granted	71	—
Exercised	—	(32)
Lapsed	—	(19)
Outstanding as at 31 December 2000	71	1
Exercisable as at 31 December 2000	—	—
Option price range as at 31 December 2000 (£)	1.18	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85
2001		
Outstanding as at 1 January 2001	71	(a)
Granted	11	(a)
Exercised	—	(a)
Lapsed	(3)	(a)
Outstanding as at 31 March 2002	79	(a)
Exercisable as at 31 March 2002	—	(a)
Option price range as at 31 March 2002 (£)	1.18-1.29	(a)
Option price range for exercised options (£)	1.18	(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £
Outstanding as at 1 January 2000	—	1.86
Granted	1.18	—
Exercised	—	1.71
Lapsed	—	2.07
Outstanding as at 31 December 2000	1.18	2.25

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £
Outstanding as at 1 January 2001	1.18	(a)
Granted	1.29	(a)
Exercised	1.18	(a)
Lapsed	1.19	(a)
Outstanding as at 31 March 2002	1.19	(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(k) Analysis of share options

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life
As at 31 March 2002					
Lattice Group Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths
As at 31 December 2000					
Lattice Group Sharesave Scheme options	2000	71	1.18	2004/6	4yrs 3mths

6. Net interest

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest payable:				
– On loans wholly repayable within five years	143	215	215	247
– On loans any part repayable after five years	347	226	226	92
Interest payable on transportation prepayment	24	11	11	24
Finance lease charges/(income)	1	(2)	(2)	1
Interest receivable	(43)	(24)	(24)	(26)
	472	426	426	338
Add: unwinding of discount on environmental costs provision (see note 22)	21	19	19	19
Less: capitalised interest	(13)	—	—	—
Net interest payable/(receivable) – Lattice Group	480	445	445	357
– Joint ventures	1	(1)	(1)	—
	481	444	444	357

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 excluding exceptional items £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000[a] £m	12 months ended 31 Dec 1999[a] £m
Current tax:						
– UK – current corporation tax at 30% (2000 30%; 1999 30.25%)	207	198	184	176	176	220
Deferred tax:						
– Origination and reversal of timing differences	72	(25)	50	50	22	97
– Discounting deferred tax provision	(44)	(22)	(47)	(47)	—	—
Tax on profit on ordinary activities	235	151	187	179	198	317

(a) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 historical cost 25.5%). Based upon the historical cost results, the effective tax rate for the 12 months ended 31 December 1999 was 28.3%.

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 historical cost and modified historical cost £8m; 12 months ended 31 December 1999 charge of £7m). Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 historical cost £187m; 12 months ended 31 December 2000 modified historical cost and 12 months ended 31 December 1999 information was not included in the 2000 accounts) and the historical cost profit on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m; 12 months ended 31 December 1999 historical cost information was not included in the 2000 accounts).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items[a] £m	15 months ended 31 Mar 2002[a] £m	12 months ended 31 Dec 2000 excluding exceptional items[a] £m	12 months ended 31 Dec 2000[a] £m	12 months ended 31 Dec 2000[b] £m	12 months ended 31 Dec 1999[b] £m
Modified historical cost profit on ordinary activities before taxation	(c)	(c)	(c)	(c)	581	941
Modified historical cost adjustments	(c)	(c)	(c)	(c)	142	179
Historical cost profit on ordinary activities before taxation	901	611	734	716	723	1,120
Corporation tax at UK statutory rates on historical cost profit	270	183	220	215	217	337
Effect on tax charge of:						
– Origination and reversal of timing differences	(72)	25	(50)	(50)	—	—
– Permanent differences	9	(10)	14	11	11	—
– Depreciation and other timing differences	—	—	—	—	(30)	(20)
Current tax charge	207	198	184	176	198	317
Origination and reversal of timing differences	72	(25)	50	50	—	—
Discounting deferred tax provision	(44)	(22)	(47)	(47)	—	—
Tax charge	235	151	187	179	198	317

(a) The 2002 and 2000 historical cost figures reflect the impact of FRS 19. For further information, see the "Restatement of prior periods" section on page 18.

(b) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

(c) This information was not disclosed in the 2002 accounts as they were prepared on an historical cost basis, therefore no reconciliation from modified historical cost was necessary.

various elements of the tax reconciliation as a percentage of historical cost profit before taxation.

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items[a] %	15 months ended 31 Mar 2002[a] %	12 months ended 31 Dec 2000 excluding exceptional items[a] %	12 months ended 31 Dec 2000[a] %	12 months ended 31 Dec 2000[b] %	12 months ended 31 Dec 1999[b] %
UK corporation tax rate	30.0	30.0	30.0	30.0	30.0	30.3
Effect on tax charge of:						
– Origination and reversal of timing differences	(8.0)	4.1	(6.8)	(7.0)	—	—
– Permanent differences	1.0	(1.7)	1.9	1.6	1.5	—
– Depreciation and other timing differences	—	—	—	—	(4.1)	(2.0)
Historical cost effective current tax rate	23.0	32.4	25.1	24.6	27.4	28.3
Origination and reversal of timing differences	8.0	(4.1)	6.8	7.0	—	—
Discounting deferred tax provision	(4.9)	(3.6)	(6.4)	(6.6)	—	—
Historical cost effective tax rate	26.1	24.7	25.5	25.0	27.4	28.3

(a) The 2002 and 2000 historical cost figures include the impact of FRS 19. For further information, see the "Restatement of prior periods" section on page 18.

(b) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Factors that may affect future tax charges

Based on the current capital investment plans, Lattice Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. Lattice Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for as at 31 March 2002 is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by Lattice Group, no tax is expected to be payable on them in the foreseeable future.

8. Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	12 months ended 31 Dec 1999 Pence per ordinary share	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Ordinary shares:						
– Interim dividend	3.6	3.5	—	126	123	—
– Second interim dividend	5.4	—	—	189	—	—
– Proposed final dividend	—	3.5	—	—	123	—
	9.0	7.0	—	315	246	—

The second interim dividend in 2002 includes 1.8p per ordinary share, £63m, to reflect the additional three months to March 2002, following the change in year end. The interim dividend in 2000 represents Lattice Group's contribution to the BG Group 2000 interim dividend. In 1999, Lattice Group's subsidiaries, while part of the BG Group of companies, made dividend

payment of dividends by Transco are set out in note 24.

9. Earnings per ordinary share

Earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for Lattice Group of £464m (12 months ended 31 December 2000 historical cost earnings of £537m; 12 months ended 31 December 2000 modified historical cost earnings of £383m; 12 months ended 31 December 1999 modified historical cost earnings of £624m), by 3,478m (12 months ended 31 December 2000 3,470m; 12 months ended 31 December 1999 3,529m, being the expected maximum number of shares in issue upon Demerger, as estimated in the Demerger listing particulars relating to Lattice dated 15 September 2000), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of Lattice Group.

	Historical cost			
	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	464	13.3	537	15.5
Exceptional operating items (see note 3)	413	11.9	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	6.0	10	0.3
Earnings before exceptional items	670	19.3	547	15.8

	Modified historical cost			
	12 months ended 31 Dec 2000		12 months ended 31 Dec 1999	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	383	11.0	624	17.7
Exceptional operating items (see note 3)	43	1.2	20	0.6
Exceptional non-operating items (see note 3)	(15)	(0.4)	(37)	(1.0)
Tax impact of exceptional items	(8)	(0.2)	7	0.2
Total adjustments	20	0.6	(10)	(0.2)
Earnings before exceptional items	403	11.6	614	17.5
Adjustment in respect of the 1999 Refinancing				
Interest on bonds issued by Transco Holdings	—	—	(104)	(2.9)
Tax impact of interest on bonds issued by Transco Holdings	—	—	31	0.9
Earnings notional adjusted[(a)]	403	11.6	541	15.5

(a) Modified historical cost earnings per ordinary share in 1999 was calculated on the maximum number of shares expected to be in issue at the time of Demerger. This figure was after an 8 for 9 share capital reduction on the issue of bonds as part of the 1999 Refinancing. However, earnings for 1999 do not include the full annual cost of the debt element of that refinancing, being interest on the £1.5bn bonds. Adjustment for this would lower 1999 basic and adjusted modified historical cost earnings per ordinary share by 2p. This 1999 notional modified historical cost earnings per ordinary share is more comparable with 2000.

modified historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust. No comparatives have been presented for the 12 months ended 31 December 1999 as there were no dilutive potential ordinary shares in 1999 (see note 1).

	Historical cost			
	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	464	13.2	537	15.4
Exceptional operating items (see note 3)	413	11.8	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	5.9	10	0.3
Earnings before exceptional items	670	19.1	547	15.7

In the 2000 accounts, the calculation of diluted earnings per share was not presented for the 12 months ended 31 December 2000 on a modified historical cost basis. Only the resulting earnings per share figures as shown on the "Consolidated profit and loss account" were given.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Shares m	12 months ended 31 Dec 2000 Shares m
Basic	3,478	3,470
Dilutive potential ordinary shares in respect of outstanding options	16	15
Dilutive potential ordinary shares held in trust	22	—
Diluted	3,516	3,485

	Goodwill £m	Negative goodwill[a] £m	Net goodwill £m	Capitalised software[b] £m	Telecommunications licences[c] £m	Total £m
Cost						
As at 1 January 2000 and 2001	—	—	—	—	—	—
Acquisition of subsidiary undertakings (see note 13)	24[d]	(37)	(13)	4	—	(9)
Additions	—	—	—	—	7	7
Other movements	5	—	5	—	—	5
As at 31 March 2002	29	(37)	(8)	4	7	3
Amortisation						
As at 1 January 2000 and 2001	—	—	—	—	—	—
Charge for the period	7	—	7	—	2	9
As at 31 March 2002	7	—	7	—	2	9
Net book value as at 31 March 2002	22	(37)	(15)	4	5	(6)
Net book value as at 31 December 2000	—	—	—	—	—	—

(a) Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.

(b) Capitalised software is amortised over a period of 3 years, representing its expected useful life.

(c) Telecommunications licences are amortised over a period of 15 years, representing their expected useful life.

(d) Included in the goodwill balance of £24m is £12m relating to Lattice Group's original 50% share of purchased goodwill held by the SST joint venture and £12m goodwill arising on the acquisition of Stoner. Goodwill is amortised over a period of 15 years, representing its expected useful life.

11. Tangible fixed assets

	As at 1 Jan 2000 Modified historical cost £m	*Adjustment* to Historical cost £m	Historical cost: Adjustment for segmental presentation £m	As at 1 Jan 2000 £m	Additions £m	Disposals and transfers £m	As at 31 Dec 2000[a][b] £m
Land and buildings							
– Transco regulatory assets	365	(308)	—	57	9	(2)	64
– Investment properties	89	—	—	89[c]	—	(14)	75[c]
– Other	349	—	—	349	23	(82)	290
	803	(308)	—	495	32	(98)	429
Mains and services	23,732	(17,692)	—	6,040	348	—	6,388
Gas storage	744	(609)	—	135	1	(5)	131
Plant and machinery	2,240	(862)	—	1,378	105	(18)	1,465
Meters	1,747	(136)	—	1,611	126	(323)	1,414
Motor vehicles and office equipment	824	—	—	824	188	(169)	843
Gross cost	30,090	(19,607)	—	10,483[c]	800	(613)	10,670[c]
Analysis of total:							
– Transco	29,497	(19,607)	—	9,890	658	(450)	10,098
– Telecoms	—	—	—	—	27	—	27
– Lattice Enterprises	—	—	593	593	108	(210)	491
– Other corporate activities and group items	—	—	—	—	7	47	54
– Investment properties	89	—	(89)	—	—	—	—
– Other	504	—	(504)	—	—	—	—
	30,090	(19,607)	—	10,483	800	(613)	10,670

	Depreciation							Net historical cost	Modified historical cost
	As at 1 Jan 2000 Modified historical cost £m	Adjustment to Historical cost £m	Adjustment for segmental presentation £m	As at 1 Jan 2000 Historical cost £m	Provision for the year Historical cost £m	Disposals and transfers Historical cost £m	As at 31 Dec 2000[a][b] Historical cost £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m
Land and buildings									
– Transco regulatory assets	32	(21)	—	11	3	(1)	13	51	354
– Investment properties	—	—	—	—	—	—	—	75	75
– Other	204	—	—	204	10	(24)	190	100	100
	236	(21)	—	215	13	(25)	203	226[d]	529[d]
Mains and services	13,222	(11,791)	—	1,431	107	(2)	1,536	4,852	11,265
Gas storage	662	(591)	—	71	3	(5)	69	62	81
Plant and machinery	1,425	(850)	—	575	41	(14)	602	863	839
Meters	552	18	—	570	88	(317)	341	1,073	971
Motor vehicles and office equipment	457	—	—	457	127	(113)	471	372	372
	16,554	(13,235)	—	3,319	379	(476)	3,222	7,448[c]	14,057
Analysis of total:									
– Transco	16,307	(13,235)	—	3,072	338	(433)	2,977	7,121	13,730
– Telecoms	—	—	—	—	—	—	—	27	—
– Lattice Enterprises	—	—	247	247	37	(38)	246	245	—
– Other corporate activities and group items	—	—	—	—	4	(5)	(1)	55	—
– Investment properties	—	—	—	—	—	—	—	—	75
– Other	247	—	(247)	—	—	—	—	—	252
	16,554	(13,235)	—	3,319	379	(476)	3,222	7,448[c]	14,057

	Historical cost				
	As at 1 Jan 2001 £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	As at 31 Mar 2002[a][b] £m
Land and buildings					
– investment properties	75	—	—	(75)	—[e]
– other	354	63	90	(54)	453
Mains and services	6,388	—	547	2	6,937
Gas storage	131	—	—	—	131
Plant and machinery	1,465	1	349	2	1,817
Meters	1,414	—	172	(59)	1,527
Motor vehicles and office equipment	843	14	333	(138)	1,052
Gross historical cost	10,670	78	1,491	(322)	11,917
Analysis of total:					
– Transco	10,098	—	965	(110)	10,953
– Telecoms	27	68	354	(19)	430
– Lattice Enterprises	491	10	177	(130)	548
– Other corporate activities and group items	54	—	(5)	(63)	(14)[f]
	10,670	78	1,491	(322)	11,917

	Historical cost depreciation					Historical cost net book value	
	As at 1 Jan 2001 £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	As at 31 Mar 2002[(a)(b)] £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Land and buildings							
– investment properties	—	—	—	—	—	—	75[(c)(d)(e)]
– other	203	8	—	(19)	192	261[(c)(d)]	151[(d)]
Mains and services	1,536	144	—	(2)	1,678	5,259	4,852
Gas storage	69	3	18	1	91	40	62
Plant and machinery	602	69	282	(3)	950	867	863
Meters	341	155	—	(43)	453	1,074	1,073
Motor vehicles and office equipment	471	152	—	(68)	555	497	372
	3,222	531	300	(134)	3,919	7,998	7,448
Analysis of total:							
– Transco	2,977	464	50	(78)	3,413	7,540	7,121
– Telecoms	—	13	250	(3)	260	170	27
– Lattice Enterprises	246	53	—	(56)	243	305	245
– Other corporate activities and group items	(1)	1	—	3	3	(17)[(f)]	55
	3,222	531	300	(134)	3,919	7,998	7,448

Interest of £13m has been capitalised during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts) on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts). Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information, see note 3.

(a) The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 historical and modified historical cost £51m; 31 December 1999 modified historical cost £51m). The related accumulated depreciation was £nil (31 December 2000 historical cost and modified historical cost £34m; 31 December 1999 modified historical cost £24m).

(b) The historical cost of assets held in Lattice Group's capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 historical cost and modified historical cost £163m; 31 December 1999 modified historical cost £138m). The related accumulated depreciation was £54m (31 December 2000 historical cost and modified historical cost £42m; 31 December 1999 modified historical cost £27m).

(c) Includes an additional amount from the historical cost figures presented in the 2000 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the "Reconciliation of modified historical cost and historical cost net assets/(liabilities)".

(d) The net historical cost of Lattice Group's land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m
31 March 2002	205	4	52	261
31 December 2000	221	2	3	226
31 December 2000 (modified historical cost)	523	3	3	529
31 December 1999 (modified historical cost)	560	3	4	567

(e) Land and buildings are no longer held for investment purposes and in the 15 months ended 31 March 2002 have therefore been reclassified under other land and buildings.

(f) Primarily relates to the elimination of tower sites transferred from Transco to SST.

The following relates to the valuation of Lattice Group's assets under modified historical cost accounting as reported in the 2000 accounts.

Transco operates under a regulatory regime and under modified historical cost accounting, its assets are valued at the lower of depreciated replacement cost or estimated value in use (see "Basis of preparation and accounting principles").

Valuations of Transco's regulatory assets have been undertaken on a rolling basis by both external and internal qualified staff. The external valuers and year of valuation are Faithfull and Gould, Project Managers and Cost Engineers (1999) and FPD Savilles, International Property Consultants (1997).

Other fixed assets and investment properties not attributable to Transco are not subject to regulatory control within Britain.

Valuations of investment properties are based upon an annual valuation by independent external chartered surveyors, determined on the basis of open market value. Valuations take into account estimated non-statutory decontamination costs.

The regulatory formula applies to the Transco asset base as a whole since it generates a single revenue stream and therefore impairment and value in use adjustments cannot be specifically or accurately attributed to individual classes of assets. However, FRS 15 requires that the impairment (£4,919m with effect from 1 April 1997) and subsequent value in use adjustments be apportioned to asset classes rather than as a deduction from total replacement cost. In this situation, the impairment and subsequent value in use adjustments have been set principally against mains and services. Although this does not affect the total net modified historical cost carrying value of tangible fixed assets, carrying values for each individual class of asset are therefore stated on a best endeavours basis.

In the 12 months ended 31 December 2000, a modified historical cost revaluation of £1,388m and depreciation revaluation of £1,012m, totalling £376m was reported within the "Consolidated statement of total modified historical cost recognised gains and losses". Transco's fixed assets are shown on a statutory basis, whereas the value in use valuation is based on Transco's assets as a whole. As a result, modified historical cost may be less than historical cost for a statutory asset category without causing a charge to the profit and loss account.

The following table reconciles the net historical cost of tangible fixed assets to their net modified historical cost.

	Net book cost					
	As at 1 Jan 2000 £m	Additions £m	Provision for year £m	Disposals and transfers £m	Revaluations £m	As at 31 Dec 2000 £m
Net historical cost	7,107[a]	800	(379)	(130)	—	7,398[a]
Revaluation surplus:						
– Transco's regulatory assets						
– Revaluation to net replacement cost	10,579	—	(125)	(14)	742	11,182
– Impairment[b]	(4,919)	—	—	—	—	(4,919)
– Value in use adjustment[c]	712	—	—	—	(366)	346
	6,372	—	(125)	(14)	376	6,609
– Investment properties	57	—	—	(7)	—	50
	6,429	—	(125)	(21)	376	6,659
Net modified historical cost	13,536	800	(504)	(151)	376	14,057

(a) See note (c) to the 2000 fixed asset continuity for an explanation of the difference in the net book cost from that shown in the continuity.

(b) Following publication of the Monopolies and Mergers Commission report, Transco's regulatory tangible fixed assets were impaired by £4,919m with effect from 1 April 1997 to reflect their estimated value in use at that date.

(c) The modified historical cost of Transco's regulatory assets is calculated based on the value in use of the Transco business in which the fixed assets are used. Pre-tax real discount rates applied in calculating value in use are approximately 7%.

Net historical cost of tangible fixed assets

As at 31 December	Historical cost 2000 £m	Historical cost 1999 £m	Depreciation 2000 £m	Depreciation 1999 £m	Net historical cost 2000 £m	Net historical cost 1999 £m
Land and buildings						
– Transco's regulatory assets	64	57	13	11	51	46
– investment properties	25	32	—	—	25	32
– other	290	349	190	204	100	145
Mains and services						
– Transco's regulatory assets	6,388	6,040	1,536	1,431	4,852	4,609
Gas storage						
– Transco's regulatory assets	131	135	69	71	62	64
Plant and machinery						
– Transco's regulatory assets	1,443	1,378	602	575	841	803
– other	22	—	—	—	22	—
Meters						
– Transco's regulatory assets	1,414	1,611	341	570	1,073	1,041
Motor vehicles and office equipment						
– Transco's regulatory assets	658	669	416	414	242	255
– other	185	155	55	43	130	112
Total	10,620[a]	10,426	3,222	3,319	7,398[a]	7,107

(a) The figures are lower than those presented in the 2000 tangible fixed asset continuity which was based on the 2002 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than the historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the "Reconciliation of modified historical cost and historical cost net assets/(liabilities)".

Fixed asset investments represent long-term investments.

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m
As at 1 January 2000	—	3	7	10
Investments	65	—	5	70
Disposals and other adjustments	—	—	(2)	(2)
As at 1 January 2001	65	3	10	78
Additions[a]	6	—	—	6
Reclassification[b]	(67)	—	—	(67)
As at 31 March 2002	4	3	10	17
Retained profits less losses at 1 January 2000	—	(3)	—	(3)
Share of profits less losses during the year	(3)	—	—	(3)
Retained profits less losses as at 1 January 2001	(3)	(3)	—	(6)
Share of profits less losses during the period	(71)	—	—	(71)
Provisions	—	—	(1)	(1)
Reclassification[b]	74	—	—	74
As at 31 March 2002	—	(3)	(1)	(4)
Carrying value as at 31 March 2002	4	—	9	13
Carrying value as at 31 December 2000	62	—	10	72
Carrying value as at 31 December 1999	—	—	7	7

(a) The additions relate to the joint venture with Thames Water plc, Urband Limited.

(b) The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13).

During 2000, Lattice Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, Lattice Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, Lattice Group acquired the remaining 50% of SST (see note 13) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	Historical cost 15 months ended 31 Mar 2002 £m	Modified historical cost 12 months ended 31 Dec 2000 £m
Fair value of total assets to be contributed	130	130
Modified historical cost book value of assets contributed to date	—	(10)
Fair value of assets still to be contributed	(55)	(94)
Unrealised gain on the contribution	75	26
Lattice Group share (50%)	37	13
Transaction costs	(7)	(3)
Taxation	(4)	—
Lattice Group's unrealised gain on assets contributed to date	26	10
Less: unrealised gain on assets recognised in 2000	(14)	—
Unrealised gain on assets recognised in the period	12	10

The unrealised gain is credited to other reserves (see note 24). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

An analysis of Lattice Group's share of turnover and net assets in joint ventures is shown below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Share of turnover	11	5	—

		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Share of assets	– intangible fixed assets (goodwill)[a]	—	45	—
	– tangible fixed assets	3	3	—
	– current assets	3	25	—
		6	73	—
Share of liabilities	– amounts falling due within one year	(2)	(11)	—
	– amounts falling due after more than one year	—	—	—
		(2)	(11)	—
Share of net assets		4	62	—

(a) The goodwill arose on acquisitions made by the joint venture.

13. Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc. and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

	Total book and fair value £m
Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	—
Creditors: amounts falling due within year	(4)
Net assets acquired	6
Consideration	18
Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, Lattice Group's interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at

the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in Lattice Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see table below).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m
Intangible assets	87	(63)	(24)	—
Tangible assets	77	—	—	77
Debtors: amounts falling due within one year	79	—	—	79
Cash at bank and in hand	9	—	—	9
Creditors: amounts falling due within one year	(77)	—	—	(77)
	175	(63)	(24)	88
Share of net assets previously held as investments in joint ventures				(44)
Net assets acquired				44
Consideration				7
Negative goodwill				(37)
Under the statutory method:				
Net assets acquired				88
Consideration (being £130m of fair valued fixed assets contributed at commencement of the joint venture and £7m for the additional 50% stake)				137
Goodwill				49
Difference				86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000 under historical cost accounting. Information for the 12 months ended 31 December 2000 on a modified historical cost basis was not provided in the 2000 accounts).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Lattice Group's share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14. Stocks

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Raw materials and consumables	67	40	40	44
Finished goods and goods for resale	1	1	1	2
	68	41	41	46

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £1m).

15. Debtors

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Trade debtors	189	414	414	403
Other debtors[(a)]	68	88	88	126
Own shares[(b)]	7	16	16	—
Amounts owed by BG Group undertakings	—	—	—	110
Prepayments and accrued income	114	120	120	106
	378	638	638	745

Amounts falling due after more than one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Other debtors	4	10	10	228
Deferred corporation tax[(c)]	—	—	44	66
	4	10	54	294
Total debtors	382	648	692	1,039

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 historical cost and modified historical cost £12m; 31 December 1999 £13m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £3m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £1m).

(a) The 31 March 2002 balance includes £6m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £nil) in respect of corporation tax.

(b) As at 31 December 2000, Lattice Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust set up by Transco in 1997, and transferred to the Lattice AESOP prior to Demerger. The Lattice AESOP then received one Lattice share for every BG Group share held and the book value was pro-rated between Lattice and BG shares. The Lattice AESOP sold its BG Group shares in 2001 for £78m, realising a gain of £50m. At 31 December 2000, the 29m BG Group shares had a book value of £29m (included in Other debtors) and a market value of £76m. As at 31 March 2002, the Lattice AESOP held 33m Lattice shares (nominal value £1) (31 December 2000 29m shares) with a market value of £57m (31 December 2000 £43m). The Lattice AESOP has waived its rights to receive dividends on unallocated Lattice shares.

(c) Lattice Group's net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to "Provisions for liabilities and charges" in the historical cost presentation. The 2000 historical cost and 2002 figures reflect the impact of FRS 19. For further information, see note 22. The net deferred corporation tax balance under modified historical cost in 2000 of £44m (31 December 1999 £66m) consists of a deferred tax asset of £86m (31 December 1999 £110m) which related to the pension cost provision and a deferred tax liability of £42m (31 December 1999 £44m) relating to other timing differences.

16. Current asset investments

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Money market investments	96	223	223	344
Other investments	138	—	—	78
	234	223	223	422

Money market investments include £90m (31 December 2000 historical cost and modified historical cost £164m; 31 December 1999 £153m) and other investments include £138m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 information not disclosed in the 2000 accounts) held by Lattice's insurance subsidiary undertaking. The effective interest rates of Lattice Group's investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%; 31 December 1999 1.9% and 7.5%).

The currency and interest rate composition of Lattice Group's current asset investment portfolio, after taking account of currency and interest rate swaps, is:

	Historical cost as at 31 Mar 2002				Historical and modified historical cost as at 31 Dec 2000				Modified historical cost as at 31 Dec 1999			
	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	Total £m
Currency:												
Sterling	4.5	142	90	232	4.8	219	—	219	5.0	410	4	414
US dollars	1.8	2	—	2	6.4	4	—	4	6.4	7	1	8
		144	90	234		223	—	223		417	5	422

All the current asset investments have a maturity within twelve months.

17. Borrowings

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Bank loans and overdrafts	143	8	8	14
Bills of exchange payable	—	40	40	396
Commercial paper	8	824	824	1,041
Bonds	443	490	490	362
Other loans	4	—	—	—
Obligations under finance leases	—	9	9	10
Total borrowings due within one year	598	1,371	1,371	1,823

Amounts falling due after more than one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Bonds[(a)]	5,712	4,860	4,860	5,172
Obligations under finance leases	—	1	1	10
Total borrowings due after more than one year	5,712	4,861	4,861	5,182
Gross borrowings	6,310	6,232	6,232	7,005

(a) Bonds falling due after more than one year include the bond package issued on the 1999 Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate, due 2009; £503m of 4.1875% index-linked, due 2022. Interest of £10m (31 December 2000 historical cost and modified historical cost £15m; 31 December 1999 £nil) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.

Bonds falling due after more than one year also include the amount of £57m (31 December 2000 historical cost and modified historical cost £50m; 31 December 1999 £44m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m; 31 December 1999 information was not disclosed in the 2000 accounts).

The notional amount at maturity of Lattice Group's debt portfolio is £7,429m (31 December 2000 historical cost and modified historical cost £7,315m; 31 December 1999 information was not disclosed in the 2000 accounts). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

As noted in the "Basis of consolidation", Lattice Group's subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of Lattice Group's net debt. The table below analyses Lattice Group's gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Transco (ring-fenced)	5,180	5,390	5,390	5,534
Transco Holdings	1,545	1,511	1,511	1,500
Lattice Group Holdings	23	10	10	21
Less: intra-group items[(a)]	(438)	(679)	(679)	(50)
Gross borrowings	6,310	6,232	6,232	7,005

(a) Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Undrawn committed borrowing facilities are as follows:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Within one year	863	656	656	782
Between one and two years	24	23	23	204
Between two and three years	—	24	24	204
Between three and four years[(a)]	715	—	—	210
Between four and five years	—	600	600	—
Between six and seven years[(b)]	39	—	—	—
	1,641	1,303	1,303	1,400

(a) Transco Holdings has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco and will become a floating rate external loan due 2006.

(b) Transco has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised Transco would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised an intercompany loan of £39m from British Transco Finance (No.4) to Transco will become a floating rate external loan due 2008.

Maturity profile of Lattice Group's total financial liabilities

The following table analyses Lattice Group's total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings				Net borrowings			
	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	As at 31 Dec 2000 Modified historical cost £m	As at 31 Dec 1999 Modified historical cost £m
Within one year	598	1,371	1,371	1,823	346	1,141	1,141	1,388
Between one and two years	492	312	312	553	492	312	312	553
Between two and three years	517	707	707	304	517	707	707	304
Between three and four years	68	443	443	744	68	443	443	744
Between four and five years	1,000	147	147	462	1,000	147	147	462
After five years	3,635	3,252	3,252	3,119	3,635	3,252	3,252	3,119
	6,310	6,232	6,232	7,005	6,058	6,002	6,002	6,570

Further information on total financial liabilities is given in note 18.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Within one year	—	9	9	10
Between one and two years	—	1	1	10
	—	10	10	20

18. Currency and interest rate composition of Lattice Group's financial liabilities and borrowings

The following tables analyse the currency and interest rate composition of Lattice Group's gross borrowings of £6,310m (31 December 2000 historical cost and modified historical cost £6,232m; 31 December 1999 £7,005m) and net borrowings of £6,058m (31 December 2000 historical cost and modified historical cost £6,002m; 31 December 1999 £6,570m) before and after taking swaps into account.

Currency composition of Lattice Group's borrowings

	Gross borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Currency:								
– Sterling	100	100	100	100	56	50	50	55
– US dollars	—	—	—	—	20	35	35	32
– Other	—	—	—	—	24	15	15	13

	Net borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Currency:								
– Sterling	100	100	100	100	57	51	51	54
– US dollars	—	—	—	—	20	35	35	33
– Other	—	—	—	—	23	14	14	13

Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from Lattice Group in December 2002 in return for paying Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by Lattice Group under which Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

Interest rate composition of Lattice Group's borrowings

	Gross borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Basis:								
– Fixed rate	54	47	47	47	79	78	78	79
– Floating rate	46	53	53	53	21	22	22	21

	Net borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Basis:								
– Fixed rate	54	45	45	43	80	78	78	77
– Floating rate	46	55	55	57	20	22	22	23

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%; 31 December 1999 4.5% and 10.9%).

The interest rates on those Lattice Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate ("LIBOR") for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of Lattice Group
The following table analyses the currency and interest rate composition of Lattice Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

As at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	7.4	5.9	3,407	2,903	6,310

As at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost and modified historical cost Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	7	6.99	2,919	3,313	6,232

As at 31 December 1999	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	6.8	6.2	3,302	3,703	7,005

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 historical cost and modified historical cost £4,861m;

31 December 1999 £5,182m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%; 31 December 1999 31%) and floating interest rate 51% (31 December 2000 62%; 31 December 1999 69%).

19. Currency analysis of Lattice Group's net assets

There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

Currency exposure of Lattice Group's net monetary assets/(liabilities)

There are no material net monetary assets or liabilities of Lattice Group which are denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

20. Financial instruments

Derivatives

The notional principal amounts of derivatives are:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Foreign currency swap agreements and foreign exchange contracts	3,744	3,879	3,879	3,818
Interest rate swap agreements	3,016	2,535	2,535	2,358
Forward rate agreements[a]	3,678	—	—	—

(a) Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of Lattice Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

Counterparty risk

Lattice Group's counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 historical cost and modified historical cost £165m; 31 December 1999 £11m) and interest rate swaps £37m (31 December 2000 historical cost and modified historical cost £51m; 31 December 1999 £12m). Lattice Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002 Historical cost		As at 31 Dec 2000 Historical cost	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Lattice Group's operations:				
– Short-term borrowings	(598)	(598)	(1,371)	(1,371)
– Long-term borrowings	(5,887)	(6,410)	(5,027)[a]	(5,198)
– Current asset investments	234	234	223	223
– Cash at bank and in hand	18	18	7	7
Derivative financial instruments held to manage the interest rate and currency profile:				
– Interest rate-related derivatives	—	31	—	43
– Currency rate-related derivatives	175	248	166[a]	132
Unrecognised total net gains (see "Gains and losses on hedges" below)	175	279	166	175

	As at 31 Dec 2000 Modified historical cost		As at 31 Dec 1999 Modified historical cost	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Lattice Group's operations:				
– Short-term borrowings	(1,371)	(1,371)	(1,823)	(1,823)
– Long-term borrowings	(4,861)[(a)]	(5,198)	(5,182)	(5,216)
– Current asset investments	223	223	422	422
– Cash at bank and in hand	7	7	13	13
Derivative financial instruments held to manage the interest rate and currency profile:				
– Interest rate-related derivatives	—	43	—	(33)
– Currency rate-related derivatives	—	132	—	(122)
Unrecognised total net gains/(losses) (see "Gains and losses on hedges" below)	—	175	—	(155)

(a) The historical cost balances shown in the 2002 accounts differ from the modified historical cost balances shown in the 2000 accounts due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges

The table below shows the extent to which Lattice Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred		
Period ended 31 December 2000	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2000	132	(287)	(155)	31	(74)	(43)
Transfer from gains to losses	(5)	5	—	—	—	—
Transfer from losses to gains	(43)	43	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 December 2000	—	21	21	7	(15)	(8)
Gains/(losses) not recognised in the period to 31 December 2000						
– Arising before 1 January 2000	84	(218)	(134)	38	(89)	(51)
– Arising in the period to 31 December 2000	284	25	309	(11)	4	(7)
Gains/(losses) on hedges as at 31 December 2000	368[(a)]	(193)[(a)]	175[(a)]	27	(85)	(58)
Of which:						
– Gains/(losses) expected to be included in 2001 income	8	(7)	1	6	(12)	(6)
– Gains/(losses) expected to be included in 2002 income or later	360	(186)	174	21	(73)	(52)

(a) See note (a) under the March 2002 table below.

£132m (31 December 1999 £(122)m), of the unrecognised total net gains/(losses) above of £175m (31 December 1999 £(155)m), are offset by foreign exchange losses/gains on the related foreign currency denominated borrowings.

Period ended 31 March 2002	Unrecognised			Deferred		
	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2001	174[(a)]	(165)[(a)]	9[(a)]	27	(85)	(58)
Transfer from gains to losses	—	—	—	—	—	—
Transfer from losses to gains	(10)	10	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	16	(15)	(7)	15	8
Gains/(losses) not recognised in the period to 31 March 2002						
– Arising before 1 January 2001	133	(139)	(6)	20	(70)	(50)
– Arising in the period to 31 March 2002	31	79	110	9	(19)	(10)
Gains/(losses) on hedges as at 31 March 2002	164	(60)	104	29	(89)	(60)
Of which:						
– Gains/(losses) expected to be included in 2003 income	7	—	7	8	(14)	(6)
– Gains/(losses) expected to be included in 2004 income or later	157	(60)	97	21	(75)	(54)

(a) The unrecognised gains at 31 December 2000 obtained from the 2000 accounts differ from those at 1 January 2001 obtained from the 2002 accounts. This is due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

Hedges of future transactions

As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 historical cost and modified historical cost £25m; 31 December 1999 £nil).

21. Other creditors

	Historical cost		Modified historical cost	
Amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Trade creditors	272	297	297	401
Interest payable	150	92	92	130
Taxation and social security[(a)]	25	68	68	37
Other creditors	328	194	194	80
Accruals and deferred income	364	253	253	109
Proposed dividend	189	123	123	—
	1,328	1,027	1,027	757

	Historical cost		Modified historical cost	
Amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Accruals and deferred income[(b)]	951	874	874	825
Total other creditors	2,279	1,901	1,901	1,582

(a) The balance includes £nil corporation tax payable (31 December 2000 historical cost and modified historical cost £45m).

(b) Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

Period ended 31 Dec 2000	As at 1 Jan 2000 £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Dec 2000 Modified historical cost £m	Restatement for FRS 19 and Historical cost £m	As at 31 Dec 2000 Historical cost £m
Pension costs	367	(67)	—	(12)	—	288	—	288
Environmental costs	310	—	19	(24)	(7)	298	—	298
Deferred tax	—	—	—	—	—	—	626	626
Restructuring costs	69	—	—	(12)	—	57	—	57
Other	57	—	—	(8)	—	49	—	49
	803	(67)	19	(56)	(7)	692	626	1,318

Period ended 31 Mar 2002	As at 1 Jan 2001[a] £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m
Pension costs	288	37	—	(300)	—	25
Environmental costs	298	—	21	(44)	(9)	266
Deferred tax	626	(74)	27	—	—	579
Restructuring costs	57	65	—	(30)	—	92
Other	49	12	—	—	—	61
	1,318	40	48	(374)	(9)	1,023

(a) Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information, see below and also the "Restatement of prior periods section" on page 18.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs

This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see "Basis of preparation and accounting principles" and note 27). A special pension contribution of £275m was made to the Pension Scheme in March 2002.

Environmental costs

The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 historical cost and modified historical cost £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. Lattice Group does not provide for non-statutory decontamination costs.

Deferred corporation tax

FRS 19, requiring full provision for deferred tax, has been adopted by Lattice Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (£670m as at 31 December 2000 under historical cost accounting). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 historical cost 3.20%). A deferred tax asset of £20m as at 31 March 2002 (£44m as at 31 December 2000 under historical cost accounting), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

	Historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Origination and reversal of timing differences	(49)	(20)
Change in discount rate	(49)	(20)
Unwinding of discount	27	21
Impact of implementing FRS 19	(71)	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	24	22
Total deferred tax (credit)/charge[a]	(47)	3

(a) For further information, see note 7.

The provision for deferred tax can be analysed as follows:

	Historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Accelerated capital allowances	1,232	1,275
Swap termination (previously reported within debtors due after more than one year)	53	48
Pension cost (previously reported within debtors due after more than one year)	(67)	(86)
Other	(34)	(28)
Undiscounted provision for deferred tax	1,184	1,209
Discount	(605)	(583)
Discounted provision for deferred tax	579	626
Provision at start of period	626	623
Deferred tax (credit)/charge (above)	(47)	3
Provision at end of period	579	626

As previously stated, the 2000 accounts were prepared under SSAP 15 and were presented as follows:

The potential deferred tax liabilities have not been provided for, on the basis that the differences will not reverse in the foreseeable future:

	Modified historical cost	
	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
UK corporation tax at 30% (1999 30%)		
– Accelerated capital allowances	1,275	1,325
– Other timing differences	(5)	(11)
Unprovided potential deferred tax liabilities	1,270	1,314

In the 2000 accounts, no provision was made for any tax liability that would arise if fixed assets were disposed of at their revalued amount because no significant disposals which might give rise to a taxable gain are contemplated.

Restructuring costs
As at 31 March 2002, £40m of the total restructuring cost provision (31 December 2000 historical cost and modified historical cost £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus

properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other

This comprises estimates of liabilities in respect of past events incurred by Lattice Group's insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23. Share capital

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares[a]				
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
Authorised	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Equity:								
– Ordinary shares of 10 pence each	5,000	5,000	5,000	5,000	500	500	500	500
Non-equity:								
– Special rights share of 10 pence	—	—	—	—	—	—	—	—

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares[a]				
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
Allotted and fully paid	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Equity:								
– Ordinary shares of 10 pence each	3,528	3,528	3,528	3,528	353	353	353	353
Non-equity:								
– Special rights share of 10 pence	—	—	—	—	—	—	—	—

(a) Pro forma ordinary shares allotted and called up at 31 December 1999 represent the nominal values of shares authorised and in issue by Lattice as at 31 December 2000 (see note 1).

On Demerger, Lattice issued 3,528m ordinary shares of 10 pence each to shareholders in BG Group in consideration for 100% of the share capital of BG Transco Holdings plc on the basis of one Lattice Share for each BG Group share held.

Certain special rights, set out in Lattice's Articles of Association, attach to the Lattice Special Share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value. This share was issued on Demerger. It replaces the special share in BG Group, that was redeemed at that date. For further information on share capital, see note 1 on merger accounting.

	Called up share capital £m	Other reserve[a] £m	Revaluation reserve £m	Profit and loss account reserve £m	Joint ventures and associated undertakings £m	Total £m
As at 1 January 2000[b]	353	(5,771)	6,429	4,665	(3)	5,673
Funding movements with BG Group[c]	—	26	—	—	—	26
Opening capital and reserves adjusted for funding movements	353	(5,745)	6,429	4,665	(3)	5,699
Transfer from profit and loss account	—	—	—	140	(3)	137
Unrealised gain on revaluation of tangible fixed assets	—	—	376	—	—	376
Contribution to sharesave trust[d]	—	—	—	45	—	45
Unrealised gain on transfer of fixed assets to a joint venture[e]	—	10	—	—	—	10
Movement between reserves[f]	—	4	(146)	142	—	—
As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances:[g]						
– Historical cost accounting	—	—	(6,609)	—	—	(6,609)
– Accounting for deferred tax	—	—	—	(670)	—	(670)
As at 1 January 2001 (as restated)	353	(5,731)	50[h]	4,322	(6)	(1,012)
Transfer from profit and loss account	—	—	—	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	—	—	(50)	—	—	(50)
Unrealised gain on transfer of fixed assets to a joint venture[e]	—	12	—	—	—	12
Acquisition of SST (see note 13)	—	—	—	(74)	74	—
As at 31 March 2002	353	(5,719)	—	4,468	(3)	(901)

Lattice Group profit and loss account reserve includes £626m in respect of Transco as at 31 March 2002. Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating.

Distribution of the profit and loss account reserves of Lattice Group's other subsidiary undertakings is not materially restricted.

(a) Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Refinancing of £(5,745)m. Also included as at 31 March 2002 are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(e) below).

(b) As previously stated, the 2000 accounts were prepared on a merger basis and therefore all capital and reserves opening balances and movements for 2000, excepting movements to the revaluation reserve, were stated on a pro forma basis.

(c) Funding movements in other reserves represent a cash contribution by BG Group to Lattice Group on Demerger.

(d) This represents a contribution by BG Group to the Transco Employee Sharesave Trust as part of the Demerger arrangements.

(e) The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

(f) The movement between reserves represents modified historical cost adjustments (see note of profits and losses) and the transfer of assets to a joint venture (see note 12).

(g) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information, see note 1.

(h) The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve. The £6,609m of the revaluation reserve that was restated at 1 January 2001 related to Transco's regulatory assets.

Following the demerger from British Gas plc of Centrica plc in 1997, the 1999 Refinancing and Demerger of Lattice Group in 2000, Lattice Group continues to provide a number of indemnities and guarantees. Some of these indemnities and guarantees do not relate to the ongoing businesses of Lattice Group, as shown in the table below:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
In respect of Lattice Group activities[(a)]	2,399	3,546	3,546	3,229
On behalf of third parties[(b)]	441	1,166	1,166	1,247
Total commitments and guarantees	2,840	4,712	4,712	4,476
(a) Commitments in respect of Lattice Group activities				
Loan guarantees on behalf of subsidiaries[(i)]	1,941	2,773	2,773	2,605
Committed contracts for capital expenditure[(ii)]	189	399	399	142
Operating leases[(iii)]	98	204	204	330
Warrants[(iv)]	—	—	—	62
Other[(v)]	171	170	170	90
Total commitments for Lattice Group activities	2,399	3,546	3,546	3,229

(i) Loan guarantees on behalf of subsidiaries

Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 historical cost and modified historical cost £2,773m; 31 December 1999 £2,605m). Lattice has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of Lattice. As at 31 March 2002, the sum guaranteed amounted to £73m (2000 historical cost and modified historical cost and 31 December 1999 £nil).

(ii) Committed contracts for capital expenditure

As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 historical cost and modified historical cost £399m; 31 December 1999 £142m).

(iii) Operating leases

Lattice Group had commitments for the following year under operating leases expiring as follows:

	Land and buildings			
	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Expiring:				
– Within one year	—	—	—	4
– Between one and five years	1	1	1	1
– Thereafter	5	11	11	16
	6	12	12	21

	Land and buildings			
	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Amounts due within:				
– One year	6	12	12	21
– Two years	6	14	14	17
– Three years	6	14	14	17
– Four years	6	14	14	16
– Five years	6	13	13	16
– Thereafter	68	137	137	243
As at end of period	98	204	204	330

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002, 31 December 2000 historical cost and modified historical cost and 31 December 1999.

Lattice Group's commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 historical cost and modified historical cost and 31 December 1999 £nil).

(iv) Warrants
In previous years, Transco had issued warrants entitling the holders to subscribe at any time between November 1994 and November 2000 for up to US$100m of 30 year bonds. As at 31 December 2000 all of the warrants had lapsed without being exercised. The sterling equivalent value of the bonds was £nil at 31 March 2002 (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £62m).

(v) Other
The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 historical cost and modified historical cost £170m; 31 December 1999 £90m).

At 31 December 2000, Lattice Group was committed to transferring a number of sites to the joint venture company, SST. As the remaining 50% of the joint venture was acquired during the 15 months ended 31 March 2002, this obligation is no longer outstanding.

(vi) Legal and other proceedings
As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act 1974. A trial date is awaited. Various group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the directors believe that they will be disposed of without significant effect on the net asset position as shown in the financial information.

(b) Commitments on behalf of third parties
(i) BG Group
In 2001, Transco was released from the guarantee it provided of BG Group's obligations relating to its interests in the Karachaganak gas condensate field (31 December 2000 historical cost and modified historical cost £883m; 31 December 1999 £536m). The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations and the obligations in relation to the Karachaganak gas condensate field in 2000 and 1999) was £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m), of which £93m (31 December 2000 historical cost and modified historical cost £95m; 31 December 1999 £102m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings Limited ("BG Energy Holdings") as part of the 1999 Refinancing.

(ii) Centrica
In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas

(31 December 2000, historical cost and modified historical cost approximately 7bn therms; 31 December 1999 approximately 16bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

(c) Cross indemnity and cross guarantees

A proportion of Lattice Group's total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the 1999 Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operates to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings which amount (see (b) above) to approximately £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m) of Lattice Group's total commitments and contingencies of £2,840m (31 December 2000 historical cost and modified historical cost £4,712m; 31 December 1999 £4,476m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm's length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco's aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Transco Licence that a 'related person' indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26. Related party transactions

BG Group

On 23 October 2000, Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm's length basis on normal commercial terms.

On Demerger, the BG Group pension scheme transferred to Lattice Group, reflecting the fact that the majority of the contributing members are associated with the Lattice businesses. The scheme has been renamed the Lattice Group Pension Scheme.

Following Demerger, employees of companies in BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Pension Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 December	
	2000 £m	1999 £m
Income receivable from BG Group companies[(a)]	54	37
Charges payable to BG Group companies[(a)]	(97)	(129)

	As at 31 December	
	2000 £m	1999 £m
Balance owed by BG Group companies[(a)]	10	110

(a) *Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.*

A number of Lattice subsidiaries have arm's length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm's length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f)) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, there were a number of transactions between Lattice and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST (see note 12).

27. Pensions and post-retirement benefits

Pension scheme

Substantially all of Lattice Group's employees are members of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes and provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Pension Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Pension Scheme's assets, are expected to be sufficient to fund the benefits payable under the Pension Scheme.

Following Demerger, employees of companies in Lattice Group have continuing membership of the Pension Scheme. Employees of BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Pension Scheme assets.

An independent actuarial valuation of the Pension Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %
Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Pension Scheme's assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers' contributions could be maintained at the level of 3% until March 2004. Employers' contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Under SSAP 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees' service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Pension Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Balance at beginning of period	288	367	367	466
Profit and loss charge/(credit):				
– Regular pension cost	125	66	66	59
– Amortisation of surplus	(110)	(154)	(154)	(173)
– Interest on balance sheet provision	22	21	21	29
	37[(a)]	(67)[(a)]	(67)[(a)]	(85)[(a)]
Contributions paid[(b)]	(300)	(12)	(12)	(14)
Balance at end of period	25	288	288	367

(a) Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (31 December 2000 historical cost and modified historical cost £23m; 31 December 1999 £23m) and £56m Pension credit (31 December 2000 historical cost and modified historical cost £90m; 31 December 1999 £108m).

(b) Includes £275m special contribution made to the Pension Scheme in March 2002 (31 December 2000 and 31 December 1999 £nil).

Post-retirement benefits
Lattice Group has no material post-retirement benefits other than pensions.

FRS 17 – Retirement Benefits
FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. Lattice Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Pension Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

	%
Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

As at 31 March 2002	Proportion of Pension Scheme assets %	Long-term rate of return expected %	£m
Pension Scheme assets:			
– Equities	57	7.5	6,613
– Bonds	11	5.7	1,324
– Gilts	21	5.2	2,501
– Property	7	6.5	769
– Other	4	4.5	481
Total market value of Pension Scheme assets			11,688
Present value of Pension Scheme liabilities			(11,315)
Surplus in the Pension Scheme			373
Related deferred tax liability			(112)
Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, Lattice Group's net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

	£m
Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements[a]	(11)
	250
Net liabilities including pension asset and liability	(638)
Lattice Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250
Profit and loss account reserve	4,735

(a) Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

(a) Cash flow from operating activities

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Lattice Group operating profit	1,039	1,139	1,014	1,261
Exceptional operating items	365	—	—	—
Depreciation	531	379	504	499
Amortisation	9	—	—	—
Provisions for liabilities and charges	(250)	(85)	(85)	(85)
Movements in working capital:				
– Stocks – (increase)/decrease	(23)	5	5	6
– Trade and sundry debtors – decrease/(increase)	250	46	46	(267)
– Trade and sundry creditors – increase/(decrease)	202	9	9	(388)
– Long-term creditors – increase	115	49	49	66
	544	109	109	(583)
Cash inflow from operating activities before exceptional items[a]	2,238	1,542	1,542	1,092
Expenditure relating to exceptional items:				
– Restructuring costs (see note 22)	(30)	(12)	(12)	(14)
– Environmental costs (see note 22)	(44)	(24)	(24)	(21)
	(74)	(36)	(36)	(35)
Net cash inflow from operating activities[b][c]	2,164	1,506	1,506	1,057

(a) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for the 15 months ended 31 March 2002.

(b) The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of Lattice Group, for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of Lattice Group for the 15 months ended 31 March 2002.

(b) Returns on investments and servicing of finance

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest received	37	16	16	38
Interest paid	(434)	(462)	(462)	(434)
Interest element of finance lease rentals	4	2	2	1
Finance lease charges	(5)	—	—	—
Net cash outflow from returns on investments and servicing of finance[a][b]	(398)	(444)	(444)	(395)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire intangible fixed assets	(7)	—	—	—
Payments to acquire tangible fixed assets	(1,488)	(753)	(753)	(516)
Purchases of fixed asset investments	—	(5)	(5)	—
Net investment in finance leases	8	5	5	9
Receipts from disposal of tangible fixed assets	179	120	120	163
Receipts from disposal of shares by employee share plan	78	—	—	—
Receipts from disposal of fixed asset investments	2	—	—	—
Net cash outflow from capital expenditure and financial investment [(a)(b)]	(1,228)	(633)	(633)	(344)

(a) The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(d) Acquisitions and disposals

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Purchases of subsidiary undertakings	(25)	(5)	(5)	(7)
Cash balances acquired with subsidiary undertakings	9	—	—	—
Purchases of joint ventures and associated undertakings	(6)	—	—	—
Net cash outflow from acquisitions and disposals[(a)(b)]	(22)	(5)	(5)	(7)

(a) The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(e) Management of liquid resources[(a)]

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire investments with an original maturity date of less than one year	(3,822)	(5,490)	(5,490)	(7,603)
Receipts from disposal of investments with an original maturity date of less than one year	3,811	5,688	5,688	7,610
Net cash (outflow)/inflow from the management of liquid resources[(b)(c)]	(11)	198	198	7

(a) Includes money market, listed and unlisted investments.

(b) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net decrease in short-term borrowings	(1,309)	(981)	(981)	(c)
Net increase in long-term borrowings	1,283	188	188	(c)
Cash (outflow)/inflow from change in borrowings	(26)	(793)	(793)	1,272
Capital element of finance lease rentals	(10)	(9)	(9)	(10)
	(36)	(802)	(802)	1,262
Funding movement on Demerger	—	505	505	—
Funding movement on 1999 Refinancing	—	—	—	(1,415)
Net cash outflow from financing activities[a][b]	(36)	(297)	(297)	(153)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £16m inflow to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(c) This information was not disclosed in the 2000 accounts and is therefore not included above.

(g) Significant non-cash transaction

In the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12). There were no significant non-cash transactions in the 12 months ended 31 December 1999.

29. Principal subsidiary undertakings, joint ventures and associated undertakings

The companies listed below, which are all subsidiary undertakings, are those in which Lattice Group's principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next annual return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of Lattice Group's results.

	As at 31 March 2002			
	Country of incorporation and operation	Activity	Lattice Group holding %[a]	Lattice Group share of net assets %[b]
Transco plc	England	Gas transportation	100	100
Transco Holdings plc	England	Lattice Group holding company	100	100
British Transco International Finance B.V.	The Netherlands	Financing	100	100
British Transco Finance Inc.	US	Financing	100	100
British Transco Capital Inc.	US	Financing	100	100
Lattice Group Holdings Limited	England	Lattice Group holding company	100	100
Lattice Energy Services Ltd	England	Energy services	100	100
Lattice Insurance Company Limited	Isle of Man	Insurance	100	100
Lattice Property Portfolio Ltd	England	Property	100	100
The Leasing Group plc	England	Leasing	100	100
Advantica Technologies Ltd	England	Technology	100	100
Advantica Technologies Inc.	US	Technology	100	100
Stoner Associates Inc.	US	Technology	100	100
First Connect Ltd	England	Connections	100	100
186k Ltd	England	Telecommunications	100	100
SST (UK) Ltd (formerly known as SpectraSite Transco Communications Ltd)	England	Telecommunications	100	100
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100	100

(a) Ordinary shares.

(b) Net assets attributable to equity shareholders.

All the principal subsidiary companies have changed their year end after the year ended 31 December 2000 to 31 March and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V., which will change its year end to 31 March 2003, as prospective notice is required under Dutch law.

30. Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the price control review, the directors have reviewed the accounting policies of Lattice Group and Lattice Group has changed its accounting convention from modified historical cost to historical cost. The financial information for the 15 months ended 31 March 2002 has been prepared on an historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of Lattice Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, Lattice Group values regulatory assets at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

Differences between modified historical cost and historical cost profit comprise:

(i) depreciation in excess of historical cost depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets; and

(ii) profit on the disposal of tangible fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000[a] £m	12 months ended 31 Dec 1999 £m
Total operating profit	795	1,010	1,261
Profit for the financial period	243	402	624
Earnings per ordinary share			
– basic	7.0p	11.6p	17.7p
– before exceptional items	14.3p	12.2p	17.5p
Dividends per ordinary share			
– interim	3.6p	3.5p	—
– second interim	5.4p	—	—
– final	—	3.5p	—

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the results provided in the consolidated profit and loss account under modified historical cost. For further information, see the "Restatement of prior periods" section on page 18.

	As at		
	31 Mar 2002	31 Dec 2000[a]	31 Dec 1999
Net assets[b]	5,113	5,597	5,673

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the Balance sheet under modified historical cost. For further information, see the "Restatement of prior periods" section on page 18.

(b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on an historical cost basis) and £250m (£250m on an historical cost basis) respectively.

31. Subsequent events

On 22 April 2002 Lattice and National Grid announced their intention to merge. Providing the proposed merger is approved by both sets of shareholders, Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share.

The main differences between the accounting policies adopted by National Grid and those adopted by Lattice relate to modified historical cost accounting (only in respect of the 12 months ended 31 December 1999 and 2000) and accounting for deferred taxation.

Modified historical cost

During the 12 months ended 31 December 1999 and 2000, Lattice applied a modified historical cost accounting convention in respect of tangible fixed assets. In the 15 months ended 31 March 2002, this convention was changed to an historical cost basis, which is consistent with the treatment adopted by National Grid.

Deferred taxation

National Grid have adopted FRS 19 "Deferred tax" for all three years ended 31 March 2002 and provide for deferred tax in full without discounting. Lattice have only applied FRS 19 within the historical cost information for the 12 months ended 31 December 2000 and the 15 months ended 31 March 2002, and have adopted a policy of discounting. For the 12 months ended 31 December 1999 and 2000 on a modified historical cost basis, Lattice have only provided for deferred tax on a partial provision basis in accordance with SSAP 15. Included in the tables below are the adjustments needed to change from the discounted full provision basis, in respect of the historical cost information for the 12 months ended 31 December 2000 and 15 months ended 31 March 2002, and from a partial provision basis, in respect of the modified historical cost information for the 12 months ended 31 March 1999 and 2000, to a full provision basis without discounting, which would have been reported if Lattice had applied the accounting policy of National Grid.

The following unaudited reconciliations summarise the material adjustments which reconcile Lattice Group's consolidated profit for the financial period and consolidated net assets/(liabilities) from that previously reported by Lattice to estimates of those which would have been reported had Lattice applied the accounting policies adopted by National Grid.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period as reported by Lattice Group	464	537	383	624
Adjustments for:				
– Deferred taxation	(22)	(47)	(28)	(9)
– Modified historical cost adjustments	—	—	135	159
Total adjustments	(22)	(47)	107	150
Profit for the financial period for Lattice Group as adjusted to National Grid accounting policies	442	490	490	774

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	*As at* 31 Dec 2000 £m	*As at* 31 Dec 2000 £m	*As at* 31 Dec 1999 £m
Net (liabilities)/assets, as reported by Lattice Group	(905)	(1,012)	6,267	5,673
Adjustments for:				
– Deferred taxation	(605)	(583)	(1,253)	(1,225)
– Modified historical cost adjustment	—	—	(6,609)	(6,372)
Total adjustments	(605)	(583)	(7,862)	(7,597)
Net liabilities of Lattice Group as adjusted to National Grid accounting policies	(1,510)	(1,595)	(1,595)	(1,924)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc ("National Grid"), to be renamed National Grid Transco plc, with Lattice Group plc ("Lattice")

We report on the unaudited reconciliations (the "Reconciliations"), under the accounting policies as currently applied by National Grid, in respect of the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002, and in respect of the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002, prepared under the accounting policies applied in the financial statements of Lattice. The Reconciliations are set out in section 3 of Part III of National Grid's circular to shareholders dated 14 June 2002.

Responsibilities

It is the responsibility solely of the directors and proposed directors of National Grid to prepare the Reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the "Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were the responsibility of the directors of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were audited by PricewaterhouseCoopers, who gave unqualified reports thereon.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Lattice to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the Reconciliations and have discussed the Reconciliations with the directors and proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Reconciliations have been properly compiled on the bases stated and the adjustments made are those appropriate for the purpose of presenting the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 and the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002 on a basis consistent in all material respects with the accounting policies currently applied by National Grid.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

1. Unaudited pro forma financial information relating to the Merged Group

The unaudited pro forma financial information has been prepared in accordance with the notes set out below to provide information about how the Merger might have affected the consolidated profit and loss account of National Grid Group for the year ended 31 March 2002, had the Merger taken place on 1 April 2001, the first day of the financial year, and its consolidated statement of net assets as at 31 March 2002 had the Merger taken place on that date. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of National Grid Transco's financial position or results.

The pro forma financial information has been prepared using merger accounting principles and is based on the financial information of National Grid Group and Lattice Group. The pro forma financial information is stated on the basis of the accounting policies of National Grid. Deferred taxation in the pro forma financial information has been provided in full without discounting. As described in Part III of this document, Lattice has previously taken the option under FRS 19 to discount its deferred tax balance. National Grid Transco has not yet determined the practice it will adopt going forward.

Unaudited pro forma consolidated profit and loss account

		Adjustments		
	National Grid Group 12 months ended 31 March 2002 £m (Note 1)	Lattice Group 12 months ended 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)	Merged Group pro forma £m
Turnover	4,401	3,153	—	7,554
Operating profit before exceptional items and goodwill amortisation	875	932	—	1,807
Operating exceptional items	(914)	(413)	—	(1,327)
Goodwill amortisation	(90)	(9)	—	(99)
Total operating (loss)/profit	(129)	510	—	381
Non-operating exceptional items	53	104	(74)(ii)	83
Interest				
– excluding exceptional item	(293)	(386)	—	(679)
– exceptional item	(93)	—	—	(93)
	(386)	(386)	—	(772)
(Loss)/profit before taxation	(462)	228	(74)	(308)
Taxation				
– excluding exceptional items	(85)	(140)	(26)	(251)
– exceptional items	60	84	22	166
	(25)	(56)	(4)(i)	(85)
(Loss)/profit after taxation	(487)	172	(78)	(393)
Minority interests	(6)	4	—	(2)
(Loss)/profit for the year	(493)	176	(78)	(395)
Memorandum				
Profit before taxation excluding exceptional items and goodwill amortisation	582	546	—	1,128
Profit after taxation excluding exceptional items and goodwill amortisation	497	406	(26)	877

	National Grid Group at 31 March 2002 £m (Note 1)	Adjustments: Lattice Group at 31 March 2002 £m (Note 2)	Adjustments: Pro forma adjustments £m (Note 3)	Merged Group pro forma £m
Fixed assets				
Intangible assets	2,113	(6)	—	2,107
Tangible assets	9,122	7,998	—	17,120
Investments	298	13	—	311
	11,533	8,005	—	19,538
Current assets	5,883	702	—	6,585
Creditors (amounts falling due within one year)	(2,970)	(1,926)	(74)(ii)	(4,970)
Net current assets/(liabilities)	2,913	(1,224)	(74)	1,615
Creditors (amounts falling due after more than one year)	(8,118)	(6,663)	—	(14,781)
Provisions for liabilities and charges	(3,034)	(1,023)	(605)(i)	(4,662)
Net assets / (liabilities)	3,294	(905)	(679)	1,710
Memorandum				
Included above is net debt of	8,241	6,058	—	14,299

Notes to the unaudited pro forma financial information

1) National Grid Group financial information

The information for National Grid Group for the 12 months ended and as at 31 March 2002, has been extracted without material adjustment from the audited accounts for the year ended 31 March 2002.

Included within the results of National Grid Group for the 12 months ended 31 March 2002 are the results of Niagara Mohawk for February and March being the two months since acquisition. During this two month period, Niagara Mohawk contributed £479.1m to turnover and £83.1m to operating profit before exceptional items and goodwill amortisation. No adjustment has been made to include the results of Niagara Mohawk for the 10 months prior to acquisition, as during this period, the results of Niagara Mohawk included the results of its generation business that was disposed of prior to the acquisition by National Grid, and were also based on a regulatory rate plan that was substantially different to the new rate plan that became effective from the date of the acquisition.

2) Lattice Group financial information

The information for Lattice Group for the 12 months ended 31 March 2002 has been extracted without material adjustment from the unaudited information for the 12 months ended 31 March 2002 included within the annual report and accounts of Lattice Group for the 15 months ended 31 March 2002.

The net assets of Lattice Group at 31 March 2002 have been extracted without material adjustment from the audited accounts for the 15 months ended 31 March 2002.

3) Pro forma adjustments

The pro forma adjustments are in respect of deferred tax and transaction costs:

(i) Deferred tax

As noted above, Lattice have adopted a policy of discounting their deferred taxation liabilities, whilst National Grid does not discount such liabilities. A pro forma adjustment has been made to align Lattice's accounting policy with that adopted by National Grid. The impact of this adjustment is to increase the liability at 31 March 2002 by £605m and to decrease the profit excluding exceptional items for the 12 months ended 31 March 2002 by £26m (decrease of £4m including exceptional items).

(ii) Transaction costs

A pro forma adjustment has been made to reflect the one-off transaction costs directly attributable to the Merger, estimated to be £74m.

No account has been taken in the pro forma financial information of trading or changes in the financial position of National Grid Group or Lattice Group after 31 March 2002, and the financial impact of synergies expected to result from the Merger have not been reflected in the unaudited pro forma financial information.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc ("National Grid"), to be renamed National Grid Transco plc, with Lattice Group plc ("Lattice")

We report on the unaudited pro forma financial information set out in Part IV of National Grid's circular to shareholders dated 14 June 2002. The unaudited pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed merger of National Grid and Lattice might have affected the consolidated profit and loss account of National Grid for the year ended 31 March 2002 and its consolidated statement of net assets as at 31 March 2002.

Responsibilities

It is the responsibility solely of the directors and proposed directors of National Grid to prepare the unaudited pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors and proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of National Grid; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

DETAILS OF THE LATTICE SCHEME

1. Introduction

Implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. Once Lattice Shareholders have approved the Lattice Scheme at the Lattice Court Meeting and the Lattice EGM, the Lattice Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Lattice Scheme is that, when the Order is delivered to the Registrar of Companies and registered by him, all Lattice Shareholders are bound by the terms of the Lattice Scheme.

It is expected that the Lattice Scheme will become effective and that the Merger will complete in autumn 2002. Immediately upon the Lattice Scheme becoming effective, National Grid will change its name to National Grid Transco plc. It is expected that trading in the New National Grid Transco Shares arising from the Lattice Scheme will commence at 8.00 a.m. on the Lattice Scheme Effective Date.

Unless the Lattice Scheme becomes effective by no later than 31 March 2003, or such later date, if any, as Lattice and National Grid may agree and the Court may allow, the Lattice Scheme will not become effective and the Merger will not proceed.

2. Summary of the Lattice Scheme

Under the terms of the Lattice Scheme, all the Lattice Shares will be cancelled and the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled on the Lattice Scheme Effective Date. New Lattice Shares will be issued by Lattice to National Grid and/or its nominee(s), by capitalisation of the reserve arising from the cancellation of the Lattice Shares so that Lattice becomes a wholly-owned subsidiary of National Grid. These new Lattice Shares will be created by the passing of a special resolution to be proposed at the Lattice EGM.

Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the following basis:

for every 100 Lattice Shares **37.5 New National Grid Transco Shares**

and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid and will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

2.1 Lattice Shareholder Meetings

The Lattice Scheme is subject to the approval of Lattice Shareholders at the Lattice Court Meeting and its implementation will also require the approval of Lattice Shareholders at the separate Lattice EGM, both of which will be held on Monday, 15 July 2002. The Lattice Court Meeting is being held at the direction of the Court to seek the approval of Lattice Shareholders to the Lattice Scheme. The Lattice EGM is being convened to enable the Lattice Directors to implement the Lattice Scheme and to amend the Lattice Articles, as described in section 2.3 below.

2.2 Lattice Court Meeting

The Lattice Court Meeting has been convened to enable Lattice Shareholders to consider and, if thought fit, approve the Lattice Scheme. At the Lattice Court Meeting, voting will be by poll and each holder of Lattice Shares who is present in person or by proxy will be entitled to one vote for each Lattice Share held. The approval required at the Lattice Court Meeting is that those voting to approve the Lattice Scheme should:

(i) represent a simple majority in number of those Lattice Shareholders present and voting in person or by proxy; and

voting in person or by proxy.

2.3 Lattice EGM

In addition, the Lattice EGM has been convened to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

(i) to approve the cancellation of Lattice Shares and the Lattice Special Share and the subsequent issue of Lattice Shares to National Grid and/or its nominee(s) in accordance with the Lattice Scheme; and

(ii) to amend the Lattice Articles in the manner described below.

2.4 Amendments to the Lattice Articles

The special resolution to be proposed at the Lattice EGM includes proposals to amend the Lattice Articles to ensure that any Lattice Shares issued under the Lattice Share Schemes or otherwise (other than to National Grid and/or its nominee(s)) between the Lattice Voting Record Time and 6.00 p.m. on the last business day before the Lattice Hearing Date will be subject to the Lattice Scheme. It is also proposed to amend the Lattice Articles so that any Lattice Shares issued to any person (other than to a member of National Grid Group) after the Lattice Scheme Effective Date will be automatically exchanged for New National Grid Transco Shares on the same terms as under the Lattice Scheme. These amendments are designed to avoid any person (other than members of National Grid Group) being left with Lattice Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the business day before the Lattice Scheme Effective Date).

2.5 Special Shareholder Consent

Under the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled in consideration for amendments to the rights attaching to the National Grid Special Share, principally to reflect National Grid's ownership of Transco. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission and, in addition, without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984 and has agreed to appear by Counsel at the Lattice Court Hearing to consent to the Lattice Scheme and to agree to be bound by its terms. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

3. Implementation of the Lattice Scheme

The Lattice Scheme is conditional upon the following:

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

National Grid has given its written consent to the Lattice Scheme and a written undertaking to be bound by the terms of the Lattice Scheme. The Lattice Court Hearing is expected to be held in autumn 2002. All Lattice Shareholders are entitled to attend the Lattice Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Lattice Scheme.

If the Lattice Scheme is sanctioned by the Court and the conditions to the Lattice Scheme are satisfied, it is expected that the Lattice Scheme will become effective, and dealings in the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will commence, in autumn 2002.

The Lattice Scheme contains a provision for Lattice and National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Lattice Scheme, or to any condition which the Court may think fit to approve or impose. Lattice has been advised that the Court would be unlikely to approve or impose any such amendment to the Lattice Scheme which might be material to the interests of the Lattice Shareholders and/or the holder of the Lattice Special Share unless the Lattice Shareholder and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of Lattice Shareholders should be held or the further consent of the holder of the Lattice Special Share should be sought.

4. Effect of the Lattice Scheme on National Grid Shareholders

The effect of the Lattice Scheme will be that National Grid Shareholders will continue to retain their existing National Grid Shares and will hold approximately 57.3 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger. The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Lattice Scheme. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

Conditions to the Implementation of the Lattice Scheme and the Merger

The Merger is conditional upon the Lattice Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1. The Lattice Scheme is conditional upon:

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

2. National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Lattice Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Lattice Scheme being sanctioned by the Court:

(a) the SEC having granted prior approval to National Grid authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of the US Public Utility Holding Company Act of 1935, as amended ("PUHCA"), on terms satisfactory to National Grid and Lattice acting reasonably;

(b) any conditions imposed by the SEC in relation to the continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

(c) to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:

(i) indicated that the Merger and its implementation does not give rise to a concentration falling within the scope of Council Regulation EEC 4064/89 concerning the control of concentrations between undertakings (as amended) (the "Merger Regulation"); or

(ii) taken a decision, without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

(iii) referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation or having been deemed to have done so under Article 9(5); and

(a) each such authority having granted a clearance without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and

(b) the requirements of paragraph (c)(ii) above being satisfied with respect to any part not referred to the competent authority of any Member State;

(d) insofar as the merger provisions of the Fair Trading Act may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the UK indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e) all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f) the Authority indicating that it, and the Secretary of State indicating that she:

(i) does not intend to seek modifications to any of the Wider National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii) does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii) will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);

(g) National Grid having obtained authorisations from such US regulatory agencies as may have or assert jurisdiction over the Merger on terms and conditions satisfactory to National Grid and Lattice acting reasonably;

(h) if applicable, the review and investigation of the Merger under the Exon-Florio Amendment to the US Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i) the receipt from the Inland Revenue of clearances in respect of the Lattice Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National Grid and Lattice, acting reasonably;

(j) all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Lattice Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no

intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Lattice Scheme in any jurisdiction having been complied with;

(k) no central bank, government or governmental, quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

(i) require the divestiture by National Grid or Lattice or any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

(ii) require any member of either the Wider National Grid Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or

(iii) impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

(iv) make the Lattice Scheme or its implementation void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l) save as disclosed by National Grid to Lattice or by Lattice to National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:

(i) any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

(ii) any such arrangement, agreement, licence, permit, lease or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

(iii) the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

(iv) the value, or financial or trading position or prospects of any member of the Wider National Grid Group or Wider Lattice Group being adversely modified or affected; or

(v) the creation of any material liability (actual or contingent) by any member of the Wider National Grid Group or Wider Lattice Group; or

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

(vii) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or

(viii) any member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;

in each case in consequence of the Merger or the Lattice Scheme;

(m) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:

(i) any adverse financial, business or other information in relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

(ii) any financial, business or other information which has been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22 April 2002 (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

(iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider Lattice Group) by Lattice and which is material in the context of the relevant group; or

(iv) any steps have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;

(n) (i) unless publicly announced by National Grid pursuant to the Listing Rules or disclosed by National Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National Grid Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or

deterioration in the business, assets, financial or trading position or profits or prospects of the Wider National Grid Group taken as a whole;

(o) (i) unless publicly announced by Lattice pursuant to the Listing Rules or disclosed by Lattice to National Grid prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Lattice Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p) other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April 2002 or as contemplated by the Merger or the Lattice Scheme or by the joint press announcement relating to the Merger dated 22 April 2002, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National Grid, 31 March 2001 and, in the case of Lattice, 31 December 2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:

(i) issued or authorised or proposed the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Plans or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ii) except for:

(a) transactions between one wholly-owned member of the relevant group and another such member, and

(b) (in the case of Lattice) the Lattice Scheme,

authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(iii) (other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long-term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or

(iv) save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an

extent which is material with any director of National Grid or Lattice, as the case may be; or

(v) (other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of Lattice, the Lattice Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

(vi) issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(vii) (in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or

(viii) in the case of any member of the Wider National Grid Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ix) (other than in respect of a member of the Wider National Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(x) been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xi) waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xii) entered into any contract, commitment, agreement or arrangement or passed any resolution, made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition;

(q) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid that on or after 22 April 2002:

(i) any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal,

spillage, release, discharge, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National Grid Group or Wider Lattice Group, as the case may be;

(ii) there is any material liability (actual or contingent) of any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

(iii) a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3. Subject to the requirements of the Panel, National Grid and Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger or the Lattice Scheme.

4. Save with the consent of the Panel, the Merger will lapse and the Lattice Scheme will not proceed if, before the date of the Court Meeting:

(i) the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation; or

(ii) there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under Article 9(1) of the Merger Regulation or otherwise.

ADDITIONAL INFORMATION

1. Responsibility

The National Grid Directors (whose names are set out in section 5.1 below) accept responsibility for the information contained in this document. To the best of the knowledge and belief of the National Grid Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

In addition, the Lattice Directors (whose names are set out in section 5.2 below) also accept responsibility for the information contained in this document relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the Lattice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of National Grid

2.1 National Grid was originally incorporated and registered in England and Wales under the Companies Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re-registered as a public limited company, New National Grid plc, on 29 November 2000. Its name was changed again on 31 January 2002 to National Grid Group plc when it was introduced, under a Court-sanctioned scheme of arrangement, as the holding company of the National Grid group. The principal legislation under which National Grid operates is the Companies Act and the regulations thereunder.

2.2 The registered office of National Grid is at 15 Marylebone Road, London NW1 5JD.

3. Share capital

3.1 The authorised, issued and fully paid share capital of National Grid as at 12 June 2002 (being the latest practicable date prior to publication of this document) is as follows:

Authorised number	Authorised amount		Issued number	Issued amount
2,500,000,000	£250,000,000	National Grid Shares	1,776,990,487	£177,699,048.70
1	£1	National Grid Special Share	1	£1

3.2 The alterations in the share capital of National Grid from incorporation to 12 June 2002 (being the latest practicable date prior to the publication of this document) are as follows:

3.2.1 On incorporation, National Grid had an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one ordinary share of £1 was issued.

3.2.2 By a resolution of National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of £1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to £250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 National Grid Shares were issued to National Grid Nominees Limited.

3.2.3 By a resolution of National Grid passed on 7 December 2001, the authorised share capital was increased to £250,000,001 by the creation of the National Grid Special Share.

3.2.4 By a resolution of National Grid passed on 7 January 2002 and with the sanction of an order of the Court dated 25 January 2002, the authorised share capital was reduced to £249,950,001 by cancelling and extinguishing the 500,000 issued ordinary shares of 10 pence each. The reduction of capital took effect on 31 January 2002. The resolution passed on 7 January 2002 further provided for the creation of 500,000 new ordinary shares of 10 pence each to take effect upon the reduction of capital taking effect. Accordingly, immediately following the reduction taking effect on 31 January 2002, the authorised share capital of National Grid was £250,000,001 divided into 2,500,000,000 ordinary shares of 10 pence each and the National Grid Special Share.

3.2.5 Upon the National Grid Scheme becoming effective, 1,498,036,707 ordinary shares of 10 pence each were issued and the National Grid Special Share was issued (credited as fully paid up in each case) in accordance with the terms of the National Grid Scheme.

3.2.6 At completion of the acquisition of Niagara Mohawk, 278,600,000 ordinary shares of 10 pence each were issued, fully paid, to the Depositary. The Depositary then issued National Grid ADSs in respect of such shares to Niagara Mohawk shareholders in accordance with the terms of the Niagara Mohawk Merger Agreement.

3.2.7 Since incorporation of National Grid, a total of 346,132 National Grid Shares have been issued in connection with options granted under the National Grid Share Plans and 7,648 National Grid Shares have been issued at an issue price of 417p each in connection with the Exchangeable Bonds.

3.3 Other than pursuant to: (i) the Merger; (ii) the exercise of options or satisfaction of awards under the National Grid Share Plans, the Lattice Share Schemes and the 2002 Share Plan; and (iii) the Exchangeable Bonds, National Grid has no intention of issuing any of its authorised unissued share capital and no issue of National Grid Shares will be made which will effectively alter control of National Grid without the prior approval of shareholders in general meeting.

3.4 Save as disclosed in this section 3 or section 6 below or otherwise pursuant to the National Grid Share Plans: (i) there has been no issue of share or loan capital of National Grid since its incorporation; and (ii) no share or loan capital of National Grid is under option or agreed to be put under option.

3.5 By a resolution of National Grid passed on 7 December 2001, the National Grid Directors were generally authorised pursuant to section 80 of the Companies Act to allot relevant securities (as defined in section 80 of the Companies Act) up to an aggregate amount of £66,666,666 provided always that following implementation of the National Grid Scheme, the authority was limited to the allotment of relevant securities up to a nominal amount of one-third of the ordinary share capital of National Grid in issue immediately following completion of the acquisition of Niagara Mohawk, such authority to expire on the conclusion of the first annual general meeting of National Grid following the effective date of the National Grid Scheme.

3.6 By a resolution of National Grid passed on 7 December 2001, the National Grid Directors were empowered to allot equity securities (as defined in section 94(2) of the Companies Act) for cash as if section 89(l) of the Companies Act did not apply, such power to expire on the conclusion of the first annual general meeting of National Grid following the effective date of the National Grid Scheme, provided that such power be limited to the allotment of equity securities: (a) in connection with, amongst other things, a rights issue, open offer or other pre-emptive offer to ordinary shareholders; and (b) otherwise up to an aggregate nominal value of £10,000,000.

3.7 By a resolution of National Grid passed on 7 December 2001, the National Grid Directors were generally authorised to make money purchases of up to 200,000,000 ordinary shares of 10 pence each in the capital of National Grid or, if lower, up to a maximum of 10 per cent. of the National Grid Shares in issue following the acquisition of Niagara Mohawk, at a price not less than 10 pence per National Grid Share nor more than a price per National Grid Share of 105 per cent. of the average of the middle market quotation for the National Grid Shares according to the Official List for the five business days before the purchase is made, such authority to expire on the conclusion of the first annual general meeting of National Grid following the effective date of the National Grid Scheme.

3.8 Subject to the passing of resolution numbered 1(b) to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms:

3.8.1 the authorised share capital of National Grid will be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 National Grid Shares having the rights set out in the articles of association of National Grid but not ranking for the final dividend of 9.58 pence per National Grid Share payable in respect of the financial year ended 31 March 2002; and

3.8.2 the board will be authorised for the purposes of section 80 of the Companies Act to allot relevant securities up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of National Grid to be held in 2003.

3.9 Subject to the passing of resolution numbered 4 to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms, the National Grid Directors will be

authorised for the purposes of section 80 of the Companies Act to allot relevant securities up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal value of one-third of the ordinary share capital of National Grid in issue immediately following completion of the Merger, which authority shall be in substitution for the authority in place immediately prior to the National Grid EGM and shall expire on 22 July 2007.

3.10 Subject to the passing of resolution numbered 5 to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms, the board will be authorised to allot equity securities (as defined in section 94(2) of the Companies Act) for cash as if section 89(l) of the Companies Act did not apply, such power to expire on 22 July 2007, provided that such power be limited to the allotment of equity securities: (a) in connection with, amongst other things, a rights issue, open offer or other pre-emptive offer to ordinary shareholders; and (b) otherwise up to an aggregate nominal value of £15,000,000 up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of National Grid in issue immediately following completion of the Merger.

3.11 Subject to the passing of resolution numbered 6 to be proposed at the National Grid EGM and to such resolution becoming unconditional in accordance with its terms, the board will be authorised to make market purchases of up to 310,000,000 National Grid Transco Shares provided that the authority will be limited to the market purchase of such number of National Grid Transco Shares as shall be equal to or less than 10 per cent. of the number of National Grid Transco Shares in issue immediately following completion of the Merger at a price not less than 10 pence per National Grid Transco Share nor more than 105 per cent. of the average of the middle market quotation for the National Grid Transco Shares according to the Official List for the five business days before the purchase is made, which authority shall be in substitution for the authority to make market purchases in place immediately prior to the National Grid EGM and shall expire at the earlier of the conclusion of the Annual General Meeting of National Grid to be held in 2003 and 15 months from the date of the passing of the resolution.

3.12 Under the Lattice Scheme, National Grid will issue to Lattice Shareholders 0.375 of a New National Grid Transco Share, credited as fully paid, for each Lattice Share held at the Lattice Scheme Record Time. Accordingly, the authorised, issued and fully paid share capital of National Grid Transco immediately following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger, save for the issue by National Grid of New National Grid Transco Shares to Lattice Shareholders in accordance with the Lattice Scheme, will be as follows:

Authorised number	Authorised amount		Issued number	Issued amount
5,000,000,000	£500,000,000	National Grid Transco Shares	3,100,105,384	£310,010,538.40
1	£1	National Grid Transco Special Share	1	£1

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

3.13 The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.14 The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Transco Shares.

4. **Substantial shareholdings**

4.1 In so far as is known to National Grid, as at 12 June 2002 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid's issued ordinary share capital:

Shareholder	**Percentage of issued National Grid Shares**
The Capital Group Companies, Inc.	8.15
HSBC Investment Bank plc	3.17
Deutsche Bank AG London	3.15
Prudential plc	3.09
Legal & General Investment Management Limited	3.03

Note:

National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent. of issued National Grid Shares.

Save as disclosed in this section 4, the National Grid Directors and the New National Grid Transco Directors are not aware of any interest which as at 12 June 2002 (being the latest practicable date prior to the publication of this document) represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of National Grid Transco following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to publication of this document) and assuming that:

4.2.1 each Lattice Shareholder will receive 0.375 of a New National Grid Transco Share for each Lattice Share;

4.2.2 there is no increase in the issued share capital of National Grid or Lattice after 12 June 2002 (being the latest practicable date prior to publication of this document) and completion of the Merger save in connection with the Lattice Scheme and the Merger; and

4.2.3 there are no dealings in National Grid Shares or Lattice Shares after 12 June 2002 (being the latest practicable date prior to the publication of this document).

Shareholder	**Percentage of issued National Grid Transco Shares**
The Capital Group Companies, Inc.	4.67
Prudential plc	3.05
Legal & General Investment Management Limited	3.05

Note:

National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions and following completion of the Merger, the Olayan Group is expected to have an economic exposure to some 5.21 per cent. of issued National Grid Transco Shares.

4.3 The National Grid Directors and New National Grid Transco Directors are not aware of any person who, directly or indirectly, as of 12 June 2002 (being the latest practicable date prior to the publication of this document) is able, or immediately following completion of the Merger will be able jointly or severally, to exercise control over National Grid (to be re-named National Grid Transco).

Those Lattice Shareholders who will hold more than $50 million worth of National Grid Transco Shares as a result of the Merger, a total which includes any National Grid Shares that are currently held, may be required to submit a regulatory filing and to observe a statutory waiting period in the US pursuant to the

US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended). Such shareholders should seek independent advice to determine the extent of their obligations, if any, under that Act.

5. Directors

5.1 National Grid Directors

The National Grid Directors and their respective functions are:

Name	Function
James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box*	Group Finance Director
Edward Morrison Astle	Group Director, Telecommunications
William Edward Davis*	Group Director and Chairman, National Grid USA
Steven John Holliday	Group Director, UK and Europe
Richard Paul Sergel	Group Director, North America
Robert Frederick William Faircloth*	Non-executive Director
John Albert Martin Grant	Non-executive Director
Bonnie Guiton Hill	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds*	Non-executive Director

* With effect from completion of the Merger, those National Grid Directors marked with an asterisk will retire from the Board of National Grid.

The business address of each of the National Grid Directors is 15 Marylebone Road, London NW1 5JD, with the exception of Richard Sergel, Bonnie Hill and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA01582, USA and William Davis whose business address is 300 Erie Boulevard West, Syracuse, NY13202, USA.

5.2 Lattice Directors

The Lattice Directors and their respective functions are:

Name	Function
Sir John Parker	Chairman (Non-executive) and Acting Chief Executive
Steve Lucas	Executive Director, Finance
Colin Matthews	Executive Director
Nick Woollacott	Executive Director
John Wybrew	Executive Director
Sir David Davies CBE	Non-executive Director
Christopher Hampson CBE	Non-executive Director
Kenneth Harvey	Non-executive Director
Stephen Pettit	Non-executive Director
George Rose	Non-executive Director
Baroness Diana Warwick	Non-executive Director

The business address of each of the Lattice Directors is 130 Jermyn Street, London SW1Y 4YR.

5.3 National Grid Transco Directors

The National Grid Transco Directors with effect from completion of the Merger, and their respective functions will be:

Name	Function
Sir John Parker*	Chairman (Non-executive)
James Ross	Deputy Chairman (Non-executive)
Roger Urwin	Group Chief Executive
Steve Lucas*	Group Finance Director
Edward Astle	Group Executive Director
Steven Holliday	Group Executive Director
Colin Matthews*	Group Executive Director
Rick Sergel	Group Executive Director
John Wybrew*	Group Executive Director
John Grant	Non-executive Director
Kenneth Harvey*	Non-executive Director
Bonnie Hill	Non-executive Director
Paul Joskow	Non-executive Director
Stephen Pettit*	Non-executive Director
George Rose*	Non-executive Director

* New National Grid Transco Directors

Bob Faircloth has announced his intention to retire from the Board following the National Grid board meeting to be held in September 2002 irrespective of whether the Merger has completed by that date. Stephen Box will take early retirement on the grounds of ill health from the Board upon completion of the Merger. William Davis and Richard Reynolds will also step down from the Board upon completion of the Merger, although William Davis will continue with his other roles within National Grid Group, including as Chairman of National Grid USA.

5.4 Details of the National Grid Directors' and the New National Grid Transco Directors' service contracts are set out below. New contracts of employment or new letters of appointment, as appropriate, have been entered into with the New National Grid Transco Directors which will become effective upon completion of the Merger.

5.4.1 On 17 November 1995, Roger Urwin entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he was employed as Managing Director, Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of £600,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of National Grid or as a result of redundancy, and the termination is with the consent of National Grid, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 12 months' written notice.

5.4.2 On 16 July 1997, Stephen Box entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of £350,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are

provided through discretionary share incentive plans. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 12 months' written notice.

5.4.3 On 27 July 2001, Edward Astle entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from September 2001. Edward Astle currently receives a base salary of £325,000 (which is reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors' performance related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of £100,000 on completing a telecommunications strategic review which is approved by the Board together with the accompanying business plans. On 23 May 2002, the Remuneration Committee of National Grid approved a payment of £50,000 to Edward Astle following the approval by the Board of the telecommunications strategic review. Subject to the approval of the associated business plan by the Board it is expected that the Remuneration Committee will approve payment of the balance. Following its payment, the provision of a further special bonus arrangement will be considered. Long-term incentives are provided through discretionary share incentive plans. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

5.4.4 On 7 December 2001, William Davis entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as Chairman of National Grid USA and as an Executive Director of National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months' written notice. His base salary as Chairman of National Grid USA is $853,000 (which is reviewed annually on 1 January) and he has an annual bonus opportunity under National Grid USA's annual bonus arrangements. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA's Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programmes and also in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefit plans and programmes shall continue to be effective for certain time periods following termination of William Davis' employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

5.4.5 On 6 March 2001, Steven Holliday entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of £325,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are

death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

5.4.6 On 22 March 2000, Rick Sergel entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. His base salary as President and Chief Executive Officer of National Grid USA is currently $820,000 (which is reviewed annually on 1 April) and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA's Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

Subject to mutual agreement to the contrary, Rick Sergel's service agreement is for an initial fixed term until March 2003, subject to a one year notice period by National Grid after March 2002, although the service agreement is terminable by him on six months' written notice at any time.

In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel of up to two years' salary and bonus and continue to provide the welfare plans, retirement, incentive and fringe benefit plans for that period. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

5.4.7 A non-pensionable annual cash bonus of up to a maximum of 60 per cent. of base salary can be paid to Roger Urwin, Stephen Box, Edward Astle and Steven Holliday for the achievement of demanding financial, personal and quality of service targets, Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent. of salary. Rick Sergel also participates in the National Grid USA Goals Programme, an all-employee bonus plan that can pay up to 4.5 per cent. of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's and William Davis' cash bonuses are pensionable. Roger Urwin, Stephen Box, Edward Astle and Steven Holliday are members of the National Grid section of the Electricity Supply Pension Scheme (the "ESPS"), to which they currently contribute 3 per cent. of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent. of salary but all employees currently benefit from a reduction in contributions. The ESPS' main features in respect of the National Grid Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although National Grid Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds National Grid Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increase by inflation of up to 5 per cent. per annum and, for National Grid Directors affected by the "earnings cap", National Grid may provide benefits on salary above the cap on a partially funded basis. Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel's benefit is calculated using formulae based upon

years of service and highest average compensation over five consecutive years. William Davis' benefit is under a cash balance arrangement that credits employer contributions during each year of employment in an amount based upon service time and compensation. In addition, cash balances receive annual earnings credit. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plan also provides for a spouse's pension, the value of which is based upon the participant's benefit at death. Benefits under these arrangements do not increase after commencement upon retirement. Details of the National Grid Directors' aggregate emoluments for the year ended 31 March 2002 are set out in section 5.6 below.

5.4.8 On 13 June 2002, Steve Lucas entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Steve Lucas will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Steve Lucas will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Steve Lucas will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. Steve Lucas' service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Steve Lucas is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Steve Lucas will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

5.4.9 On 13 June 2002, Colin Matthews entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Colin Matthews will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Colin Matthews will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Colin Matthews will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. Colin Matthews' service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Colin Matthews is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Colin Matthews will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

5.4.10 On 13 June 2002, John Wybrew entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £360,500 per annum (which is to be reviewed annually on 1 April). John Wybrew will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to

at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. John Wybrew will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. John Wybrew will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. John Wybrew's service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of John Wybrew is terminated (without cause) within the 12 months following a change of control of National Grid Transco, John Wybrew will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

5.4.11 All of the executive directors of Lattice are subject to the Inland Revenue earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme. Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits. The provisions for all of the executive directors of Lattice are designed to give a pension equivalent of two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. With employer's consent, provided 10 years' service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pension payments are increased in line with inflation. A dependant's pension is payable on the death of an executive director of Lattice, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant's pension is payable equal to two-thirds of the executive director's pension, prior to exchanging any of it for a cash lump sum. Flat rate children's benefits may be payable in addition to the dependant's pension on death in service or death in retirement. Details of the Lattice Directors' emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to Lattice Group in Part III of this document.

5.5 On 13 June 2002, Sir John Parker entered into a service agreement with National Grid which will become effective on completion of the Merger. His fee will be £225,000 per annum (which is to be reviewed annually in April). Sir John Parker will be provided with a car, fuel expenses and driver, at the discretion of National Grid. He will continue to enjoy Lattice's personal accident insurance and private medical insurance. Sir John Parker's service agreement will be terminable by him on 12 months' notice and by National Grid on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if it is terminated (without cause) within the 12 months following a change of control of National Grid Transco, without an equivalent position being offered, Sir John Parker will be entitled to one year's fee (less applicable taxes), as liquidated damages.

5.6 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the National Grid Directors for the year ended 31 March 2002 amounted to £6,306,717. The remuneration policy of National Grid Transco will be reviewed by the remuneration committee of National Grid Transco following completion of the Merger, in the light of the responsibilities to be undertaken by the directors of National Grid Transco within the Merged Group. Subject to this, it is estimated for the year ending 31 March 2003, the directors of National Grid Transco will be paid a total of approximately £6.2 million by the Merged Group.

6.1 The interests, all of which are beneficial, of the National Grid Directors in National Grid Shares as at 12 June 2002 (being the latest practicable date prior to the publication of this document), which in aggregate represent approximately 0.01 per cent. of the issued ordinary share capital of National Grid, are set out in the table below. The figures are based upon the interests in National Grid Shares which have been notified by each National Grid Director to National Grid pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of National Grid Directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Director which would, if the connected person were a National Grid Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant National Grid Director:

Name	Interests in National Grid Shares
James Ross	19,000
Roger Urwin	147,920
Stephen Box	18,459
Edward Astle	—
William Davis	11,520
Steven Holliday	—
Rick Sergel	2,937
Bob Faircloth	—
John Grant	10,000
Bonnie Hill	2,930
Paul Joskow	5,000
Richard Reynolds	10,000

Note: None of the National Grid Directors currently has any interest in Lattice Shares.

6.2 On the basis of the assumptions set out in section 4.2 of this Part VII, the interests, all of which are beneficial unless otherwise stated, of the National Grid Transco Directors in National Grid Transco Shares immediately following completion of the Merger are set out in the table below. The figures are based upon the interests in shares which have been notified pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Transco Director which would, if the connected person were a National Grid Transco Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director:

	Interests in National Grid Transco Shares immediately after completion of the Merger		
Name	**National Grid Transco Shares held other than in the Lattice Group Long Term Incentive Scheme**	**National Grid Transco Shares acquired through the Lattice Group Long Term Incentive Scheme, and held subject to a retention period[c]**	**National Grid Transco Shares held in the Lattice Group Long Term Incentive Scheme[d]**
Sir John Parker	4,591	—	—
James Ross	19,000	—	—
Roger Urwin	147,920	—	—
Steve Lucas[e]	23,471	31,237	176,491
Edward Astle	—	—	—
Steven Holliday	—	—	—
Colin Matthews[a][e]	—	—	96,589
Rick Sergel	2,937	—	—
John Wybrew[e]	64,945	114,380	208,284
John Grant	10,000	—	—
Kenneth Harvey[b]	1,838	—	—
Bonnie Hill	2,930	—	—
Paul Joskow	5,000	—	—
Stephen Pettit	1,875	—	—
George Rose	5,025	—	—

(a) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews to Lattice in recognition of the fact that options had lapsed and other benefits had been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, i.e. on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice in order to recover the PAYE and any national insurance liability) will be transferred to him. As at 12 June 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidations of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. Colin Matthews has agreed that his allocation will continue after the Merger on revised terms. Based on the 65,204 Lattice Shares currently subject to this allocation, immediately after completion of the Merger, the allocation will be over 24,451 National Grid Transco Shares.

(b) Kenneth Harvey is interested in 2,099 Lattice Shares, which will be exchanged for 787 New National Grid Transco Shares, as well as being interested in 1,051 National Grid Shares.

(c) The shares shown in this column will be acquired under the Lattice Group Long Term Incentive Scheme, having been awarded in 1999 and assuming vesting in full at the earlier of the end of the three year performance period and the time of the Merger. They will be subject to a further retention period, however, and may not be released until 1 October 2003.

(d) The shares shown in this column will be the subject of awards under the Lattice Group Long Term Incentive Scheme in respect of which a performance condition must be met before they can vest. Once the shares have vested, they must be held for a further 12 month retention period before they can be released.

(e) Each of Steve Lucas, Colin Matthews and John Wybrew is deemed for the purposes of the Companies Act to be a potential beneficiary under the Lattice Group All Employee Share Ownership Plan ("Lattice AESOP") and the Lattice Group Employees Share Trust ("Lattice EST") and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in 18,440,649 Lattice Shares held by the Lattice AESOP and 65,204 Lattice Shares held by the Lattice EST. Applying the Merger ratio set out above to these numbers, they will each be deemed to have an interest in 6,915,243 National Grid Transco Shares under the Lattice AESOP and 24,451 National Grid Transco Shares under the Lattice EST immediately following completion of the Merger.

by the New National Grid Transco Directors, to which is applied the Merger exchange ratio set out in section 2 of Part V of this document.

The percentage shareholdings of the National Grid Transco Directors are not shown above because such shareholdings will in aggregate represent less than one per cent. of the National Grid Transco Shares in issue immediately following completion of the Merger.

6.3 The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	29 Sep 1997	280.50	Sep 2000 – Sep 2007	169,340
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	91,656
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	22,098
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	33,867
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	133,214
Stephen Box	29 Sep 1997	280.50	Sep 2000 – Sep 2007	160,427
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	93,147
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	43,931
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	37,630
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	93,250
Edward Astle	6 Sep 2001	479.50	Sep 2004 – Sep 2011	193,952
Steven Holliday	30 Mar 2001	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	71,936
Rick Sergel	31 Mar 2000	566.50	Mar 2003 – Mar 2010	201,845
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	134,321

In addition, at completion of the Niagara Mohawk acquisition, William Davis held stock appreciation rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid ADSs. Each SAR over a National Grid ADS constitutes a notional right over five National Grid Shares. At exercise, a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

Name	Exercise price per SAR ($)	Normal exercise periods	Outstanding National Grid ADSs under option
William Davis	26.20	Aug 1998 – Dec 2008	58,629
	26.20	Aug 1998 – Dec 2008	58,629
	23.04	Jan 2000 – Dec 2010	52,766

granted for no consideration) under the Share Matching Scheme (1996):

Name	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	16 Jun 1998	100.00	Jun 2001 – Jun 2005	4,047
	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,884
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	3,859
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	5,635
Stephen Box	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,844
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	4,122
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	6,134

William Davis and Rick Sergel participate in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). They may choose to invest awards received under this plan into the Deferred Compensation Plan resulting in an entitlement to notional National Grid ADSs. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) their entitlement to notional National Grid ADSs is as follows:

Name	Date of notification	Notional entitlement to National Grid ADSs	Balance
William Davis	11 Jun 2002	1,083	1,083
Rick Sergel	5 Jun 2001	4,353	4,353
	15 Aug 2001	87	4,440
	15 Jan 2002	58	4,498
	11 Jun 2002	5,340	9,838

6.5 The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692
Stephen Holliday	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692

6.6 Each of the current executive National Grid Directors other than William Davis (being Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Companies Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in the 12,374,486 National Grid Shares held by the QUEST and the 611,516 National Grid Shares held by the 1996 Employee Benefit Trust.

6.7 Save as disclosed in this section 6, none of the National Grid Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided any guarantees for the benefit of the National Grid Directors as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

6.8 No National Grid Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

7. Effect of the Merger on the National Grid Share Plans

The Merger will have no effect on the National Grid Share Plans since there is no change of control of National Grid.

8. Summary of the proposed National Grid Transco Performance Share Plan 2002 (the "2002 Share Plan")

8.1 Eligibility

Employees (including executive directors) of National Grid Transco and its subsidiaries, including joint venture companies, will be eligible to participate in the 2002 Share Plan at the discretion of the remuneration committee of National Grid Transco as constituted following completion of the Merger (the "Remuneration Committee").

8.2 Awards under the Plan

An award consists of the right to receive, in due course, a transfer or subscription of National Grid Transco Shares for either a nil or nominal cost and otherwise on the terms described in this summary. No payment will be required for the grant of an award. Awards are not transferable other than to the personal representatives of a deceased participant. They may only be granted during the six weeks following completion of the Merger or an announcement of results, or if the Remuneration Committee considers there are exceptional circumstances.

No awards will be made later than the tenth anniversary of the approval of the 2002 Share Plan by shareholders and the Remuneration Committee will review its operation after no more than five years.

8.3 Source of National Grid Transco Shares

Any group company may provide money to a third party for the acquisition of National Grid Transco Shares (by purchase or subscription) to be held for the purposes of the 2002 Share Plan, enter into any guarantee or indemnity for those purposes, or meet their reasonable expenses, to the extent permitted by law. It is probable that the trustee of the National Grid 1996 Employee Benefit Trust will be the third party concerned.

8.4 Performance measurement

The extent to which awards will vest will be subject to a performance condition. The Remuneration Committee will have discretion on each occasion to set the condition, and, while there is no current intention to make awards, National Grid does not currently envisage circumstances where less demanding criteria will apply than requiring National Grid Transco's total shareholder return over a single three year period to be at least at the median of an appropriate comparator group for any part of the award to vest and at least at the upper quartile for it to vest fully.

8.5 Vesting of awards

An award may not normally vest earlier than three years after it was made and shares will not normally be released until expiry of an additional year's retention period (i.e. four years in total). Notwithstanding any other rule, if awards are structured as options, they will remain exercisable until three months following the later of their becoming exercisable and the participant being free to deal in National Grid Transco's Shares.

8.6 Special circumstances

If a participant ceases employment an award will normally lapse unless the cessation is as a result of death, injury, disability, pregnancy, redundancy, the participant's business unit ceasing to be part of the Merged Group, retirement or otherwise at the Remuneration Committee's discretion in which case the awards will vest on the same basis as for a takeover.

Provisions exist for the early vesting of an award in the event of a takeover, reconstruction or winding-up of National Grid Transco (other than an internal reorganisation or, at the discretion of the Remuneration Committee, a merger), subject to the performance condition(s) and pro-rated by reference to time elapsed, with the Remuneration Committee determining the extent to which the condition(s) have been satisfied if the performance period has not by then ended.

In the event of both leaver situations and a takeover, reconstruction or winding-up of National Grid Transco, the Remuneration Committee has a general discretion to determine a more appropriate method for dealing with awards and, in addition, has discretion to similarly vest awards in the event of a demerger or other event which has a significant impact on National Grid Transco's share price.

8.7 Adjustment of Awards

In the event of any increase or variation of the share capital of National Grid Transco, or the payment of a capital dividend or a like event affecting National Grid Transco, the Remuneration Committee may make such adjustments as it considers appropriate to the number of National Grid Transco Shares the subject of the award.

8.8 Pensionability

No benefits received under the 2002 Share Plan will be pensionable.

8.9 Limits on participation

The total number of National Grid Transco Shares over which awards may be made to any one participant during any financial year of National Grid Transco may not exceed the number whose value is 125 per cent. of his base salary.

The following provisions limit the number of National Grid Transco Shares which can be issued for the purposes of the 2002 Share Plan and are designed to correspond with the limits in the National Grid Executive Share Option Plan 2002.

The number of National Grid Transco Shares for which rights to subscribe may be granted under the 2002 Share Plan, or which may be issued to a third party (other than on exercise of a right to subscribe) to be used for 2002 Share Plan awards, may not exceed 10 per cent. of National Grid Transco's issued ordinary share capital over any ten year period, when added to shares issued or remaining issuable under options granted in that period, or issued otherwise than on option exercise, under any other employees' share scheme established by National Grid Transco or any associated company. Awards pursuant to an executive share plan may not exceed 5 per cent. of National Grid Transco's issued share capital (similarly calculated) over the same period.

8.10 Alterations to the 2002 Share Plan

The Remuneration Committee may alter any of the provisions of the 2002 Share Plan, or the terms of any award granted under it, in any respect except that no alteration or addition to the following rules of the 2002 Share Plan to the advantage of participants shall be made without the prior approval of National Grid Transco in general meeting:

(a) the persons eligible to participate and the basis on which their entitlement is determined; or

(b) the terms on which a participant is able to exercise an award; or

(c) the limits on participation described above; or

(d) the rights attaching to National Grid Transco Shares issued under the 2002 Share Plan (if any); or

(e) the terms concerning adjustment of awards in the event of an increase or variation of share capital, capital dividend or like event,

but for the avoidance of doubt the above does not prevent the Remuneration Committee from adjusting performance conditions attaching to existing awards to reflect intervening events. Such ability will not be used to make such conditions less demanding than the conditions were intended to be.

8.11 General

The National Grid Transco Directors reserve the right to establish schedules to the 2002 Share Plan or other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK provided that any shares made available under such schedules or plans will be treated as counting against the relevant individual or overall dilution limits of the 2002 Share Plan.

The National Grid Directors reserve the right to amend the draft rules of the 2002 Share Plan up to and including the date of the National Grid EGM provided that they do not materially conflict with the foregoing summary. The resolution to adopt the 2002 Share Plan permits National Grid Transco Directors to vote and be counted in the

quorum on any matter connected with the 2002 Share Plan, notwithstanding that they might have an interest in the 2002 Share Plan, and relaxes any prohibition on voting contained in the National Grid Transco Articles.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. Further, prior to making any awards under the 2002 Share Plan, the Remuneration Committee will consult with the Association of British Insurers and National Grid Transco's principal shareholders regarding the detailed terms of initial awards.

9. Principal differences between the National Grid Articles and the National Grid Transco Articles

The principal differences between the National Grid Articles and the National Grid Transco Articles are explained below. A copy of the National Grid Transco Articles and of the National Grid Articles will be available for inspection as referred to in section 16 below. A copy of the National Grid Transco Articles will also be available during, and for at least 15 minutes prior to, the National Grid EGM.

It is proposed that the provisions relating to the National Grid Special Share will be amended to incorporate certain of the provisions which are currently in the Lattice Articles and which relate to the Lattice Special Share. Accordingly, in addition to the matters referred to in the National Grid Articles, each of the following matters will be effective only with the consent in writing of the Special Shareholder:

(a) any amendment or removal of those rights which are intended to ensure that Transco remains at least 85 per cent. owned and controlled by its ultimate holding company and which are contained in article 10 of the articles of association of Transco, or similar rights in the articles of association of a Relevant Subsidiary (as defined below);

(b) any agreement by National Grid Transco or a Relevant Subsidiary to the creation or issue of voting shares in Transco or a Relevant Subsidiary other than an issue following which National Grid Transco will own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(c) any agreement by National Grid Transco or a Relevant Subsidiary to the disposal of shares or voting interests in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(d) any agreement by National Grid Transco or a Relevant Subsidiary to amend or vary the rights attaching to any shares in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(e) any act or omission by National Grid Transco or its directors or by a Relevant Subsidiary or its directors which results in National Grid Transco ceasing to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at meetings of Transco.

National Grid Transco may, notwithstanding other restrictions, effect a Qualifying Reorganisation (as defined below) under which the Special Shareholder receives a special share in the ultimate holding company of Transco. In addition, National Grid Transco or a Relevant Subsidiary may dispose of shares in Transco or its holding company so that 85 per cent. or less of the shares in Transco are held directly or indirectly by National Grid Transco where Transco is, or the disposal is to a company which is, listed on a recognised stock exchange and the Special Shareholder receives a special share with rights which are the same in all material respects as those attaching to the National Grid Transco Special Share and restrict the interests of any person to less than 15 per cent. and ensuring that at least 85 per cent. of the voting rights of Transco at general meetings is owned by the listed company.

The articles of association of Transco and each Relevant Subsidiary grant special rights to National Grid Transco whose consent will be required for:

(a) the amendment or removal of National Grid Transco's special rights in those articles of association;

(b) the creation or issue of voting shares in Transco or the Relevant Subsidiary as the case may be following which National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(c) the variation of any of the rights attached to shares in Transco held by National Grid Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the votes at general meetings of Transco.

The following definition is included in the National Grid Transco Articles and the articles of association of each Relevant Subsidiary:

"Relevant Subsidiary"	means any company which is a subsidiary of National Grid Transco and both (i) is a holding company of Transco; and (ii) contains in its articles of association a provision equivalent to article 10 in the articles of association of Transco Holdings plc.

The following definition is included in the National Grid Transco Articles:

"Qualifying Reorganisation"	means any reorganisation, reconstruction or arrangement of National Grid Transco or the Group, including without prejudice to the generality thereof, the super-imposition of a new holding company above National Grid Transco or the transferring of part of the Group in whatever form to shareholders of National Grid Transco including, without prejudice to the generality thereof, a demerger, capital reduction or other return of capital, dividend or distribution, so that, in each case, immediately after such reorganisation, reconstruction or arrangement the ultimate ownership of the company or companies then owning National Grid Transco or the Group shall be substantially the same (except to the extent that such ownership cannot be substantially the same because by reason of the law of a country or territory outside the United Kingdom such ownership or an offer of shares in the transaction is precluded or is precluded except after compliance by National Grid Transco or any of the issuers with conditions with which National Grid Transco or any of such issuers is unable to comply or which it regards as unduly onerous) as the ultimate ownership of National Grid Transco immediately before such transaction.

In addition, the National Grid Transco Articles include an increased limit on fees payable to non-executive directors of an aggregate maximum amount not exceeding £1,000,000.

10. Material contracts

10.1 National Grid Group

10.1.1 Save for the contracts described in section 10.1.2 below, the consent and undertaking described in section 10.2.2 below and the contracts which have been made available for inspection in the last two years described in section 10.1.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of National Grid Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of National Grid Group has any obligation or entitlement which is material to National Grid Group as at the date of this document.

10.1.2 (a) An inducement fee agreement dated 22 April 2002 between (1) National Grid and (2) Lattice entered into in connection with the Merger (the "Inducement Fee Agreement"). The Inducement Fee Agreement provides for either party to pay the other a fee of £60 million if:

(i) an announcement is made during the offer period by a third party indicating an intention to make an offer for, or proposal relating to the change of control of, either party, as a result of which either: (a) the shareholders of such party do not pass the necessary resolutions approving the Merger; or (b) such party terminates discussions with the other party; or

(ii) either party notifies or indicates to the other party that its directors will not unanimously recommend its shareholders to vote in favour of the Merger or the directors of such party do not make such recommendation or withdraw their recommendation or recommend an alternative offer or transaction involving a change of control; or

(iii) either party takes any action or omits to take any action (other than as a consequence of a third party regulatory body failing to approve the Merger or placing unacceptable conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective,

and in each case the Merger does not become effective in accordance with its terms;

(b) a sale and purchase agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, NEP, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook LLC whereby:

(i) FPL Energy Seabrook LLC agreed to purchase NEP's approximate 9.96 per cent. interest in the Seabrook Nuclear Station, together with the interests of the sellers listed above (a total of approximately 88.23 per cent. of the interests in Seabrook);

(ii) FPL Energy Seabrook LLC agreed to pay an aggregate of $836.6 million (subject to adjustment) to NEP and the other sellers for the assets acquired under the sale and purchase agreement and NEP's share of such proceeds is estimated with known purchase price adjustments to be approximately $94.1 million;

(iii) FPL Energy Seabrook LLC assumed most of the sellers' obligations as related to the Seabrook Nuclear Station, including responsibility for all liabilities and obligations of NEP under contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental liabilities at the facilities except for pre-closing violations and off-site disposal of, and responsibility for decommissioning Seabrook;

(iv) FPL Group Capital Inc agreed to guarantee the FPL Energy Seabrook LLC's payment of the purchase price and provide funding assurance for FPL Energy Seabrook LLC's funding obligations as required by the New Hampshire Nuclear Decommissioning Financing Committee; and

(v) NEP is required under pre-existing agreements to first offer its interest in Seabrook to the non-selling owners on equivalent terms. The non-selling owners have until late June 2002 to notify NEP if they will purchase NEP's interest;

(c) a guarantee and indemnity given to EIB by National Grid dated 11 February 2002 under which National Grid guarantees the financial obligations of Energis Polska to EIB in relation to a Euro 125 million loan facility granted to Energis Polska by EIB.

10.1.3 (a) The consent to the National Grid Scheme and the undertaking to be bound by its terms executed by National Grid in favour of National Grid Holdings One plc and dated 10 December 2001;

(b) a sponsor's agreement dated 10 December 2001 between National Grid, National Grid Holdings One plc and Rothschild;

(c) a supplemental trust deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Corporation p.l.c.;

(d) a credit agreement dated 22 November 2001 between (1) National Grid (as guarantor and borrower); (2) NGGF (as borrower); (3) National Grid Holdings One plc (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited; (5) HSBC Investment Bank plc; (6) HSBC (USA) Inc.; and (7) certain banks and financial institutions;

(e) a letter agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and EIB;

Euro 1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the Euro 750,000,000 6.125 per cent. guaranteed bonds due 2011 issued by NGGF and guaranteed by National Grid and National Grid Holdings One plc which were summarised in the offering circular issued by NGGF on 20 August 2001;

(g) the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

(h) an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear LLC ("Constellation Nuclear") and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear;

(i) an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Rochester Gas and Electric Corporation, Central Hudson Gas and Electric Corporation, New York State Electric and Gas Corporation, Constellation Nuclear and Constellation Energy Group, Inc. as guarantor of Constellation Nuclear; and

(j) the Niagara Mohawk Merger Agreement.

10.2 Lattice Group

10.2.1 Save for the contracts described in section 10.2.2 below, the Inducement Fee Agreement described in section 10.1.2(a) above and the contracts which have been made available for inspection in the last two years described in section 10.2.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of Lattice Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of Lattice Group has any obligation or entitlement which is material to Lattice Group as at the date of this document.

10.2.2 The consent to the Lattice Scheme and the undertaking to be bound by its terms executed by National Grid in favour of Lattice dated 13 June 2002.

10.2.3 (a) A demerger agreement dated 15 September 2000 between BG Group and Lattice;

(b) an indemnity agreement dated 15 September 2000 between BG Group and Lattice;

(c) a deed of indemnity dated 15 September 2000 between BG Transco Holdings Limited and Transco and a deed of indemnity dated 15 September 2000 between BG Energy Holdings Limited and BG Transco Holdings Limited;

(d) a tax agreement dated 15 September 2000 between BG Group and Lattice; and

(e) a dispute resolution agreement dated 15 September 2000 between BG Group and Lattice.

11. Litigation

11.1 National Grid Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of National Grid Group:

11.1.1 On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk Power regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk Power and NRG that they will be seeking substantial fines against Niagara Mohawk Power and NRG as well as the imposition of pollution controls. It is National Grid's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk Power and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk Power filed a declaratory judgment action against NRG in New York State Supreme Court. Niagara Mohawk Power is seeking a declaratory judgment that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 2 January 2002, New York State filed a suit against Niagara Mohawk Power and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk Power has filed a motion to dismiss.

The suit does not expressly state the amount claimed. As fines under the legislation can range between $10,000 and $27,500 per day per violation and numerous violations have been alleged to have occurred at various times over a period of years commencing in the 1980s the total aggregate amount assessed could in theory be substantial. However, whilst National Grid recognises that it is always open to the court to award an amount up to the statutory maximum, in other similar cases, penalties have been assessed in the range of $10 million to $20 million.

11.1.2 In November 1999, NEP entered into an agreement with Northeast Utilities ("NU") to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit ("Millstone 3"). As part of this agreement, NU agreed to include NEP's 16.2 per cent. share in an auction of NU's share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of $27.9 million were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0 million. Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140.0 million of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently as the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

11.2 Lattice Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lattice is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of Lattice Group:

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health and Safety at Work Act 1974 in the alternative. A trial date is awaited. As at the date of this document, Lattice is unable to predict the scope or amount of any liability arising from such trial.

12. Significant change

12.1 National Grid Group

There has been no significant change in the financial or trading position of National Grid Group since 31 March 2002, the date to which the last audited accounts of National Grid Group have been published.

12.2 Lattice Group

There has been no significant change in the financial or trading position of Lattice Group since 31 March 2002, the date to which the last audited accounts of Lattice Group have been published.

13. Working Capital

National Grid is of the opinion that the working capital available to National Grid Group, as enlarged by the Merger, is sufficient for National Grid Group's present requirements, that is for at least the next 12 months from the date of publication of this document.

14. Summary of conditions of use of the internet proxy appointment and voting instruction service

14.1 Introduction

This section summarises certain material conditions governing the use, by National Grid Shareholders, of Lloyds TSB Registrars' internet proxy appointment and voting instruction service (the "Internet Service") in connection with the National Grid EGM. The conditions of use set out below in this section 14 are legally binding and should be read carefully before using the Internet Service.

The conditions of use of the Internet Service are set out in full on the website at *www.sharevote.co.uk*, and may be read by logging on to that site and entering the Voting Reference Numbers (being the three 8-digit numbers printed on the Form of Proxy).

14.2 Confirmations

When the Voting Reference Numbers are entered and the icon "GO" is clicked the user will be deemed to confirm that he:

(a) is registered to use the Internet Service;

(b) has the right to vote his National Grid Shares; and

(c) has read, understood and agreed to be bound by the relevant conditions of use.

14.3 Voting Reference Numbers and security

A user of the Internet Service must take all reasonable steps to ensure that his, her or its Voting Reference Numbers are kept secret and not disclosed to someone else unless the user wants that other person to use the Voting Reference Numbers to access the Internet Service on their behalf and has given them a power of attorney to do so. Corporate shareholders holding National Grid Shares on behalf of clients should note that divulging their Voting Reference Numbers to one of their clients may enable that client to use the Internet Service in respect of the corporate shareholder's entire holding. Users of the Internet Service will be given a limited number of attempts to enter their Voting Reference Numbers following which their right to use the Internet Service will be withdrawn. Lloyds TSB Registrars will not accept any message or instruction containing a computer virus.

14.4 Authority given by use of the Voting Reference Numbers

Lloyds TSB Registrars (and/or National Grid) will be entitled to act on instructions given using the Internet Service in connection with the Voting Reference Numbers without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by a National Grid Shareholder or duly authorised attorney. However, Lloyds TSB Registrars may insist upon written confirmation of appointments and may make additional security checks where it is reasonably believed they are justified.

14.5 Availability of Internet Service

Lloyds TSB Registrars will make all reasonable efforts to ensure the Internet Service is available during the times specified in the voting documentation but routine maintenance requirements, excess demand and circumstances beyond its control may mean this is not possible.

14.6 Limitation of liability

Neither Lloyds TSB Registrars nor National Grid are liable for any direct loss or damage resulting from making the Internet Service available, unless directly caused by their negligence, fraud or deliberate default. Lloyds TSB Registrars' and National Grid's liability for consequential and indirect losses is excluded (except in the case of fraud). Lloyds TSB Registrars and/or National Grid will have no liability for instructions accepted via the Internet Service in good faith. Neither Lloyds TSB Registrars nor National Grid will be liable for failing to act on any message given to Lloyds TSB Registrars using the Internet Service, which Lloyds TSB Registrars do not receive.

14.7 Record keeping

Lloyds TSB Registrars may record all telephone conversations in connection with the Internet Service and keep the recordings for at least one year. Records will also be kept of all proxy appointments and other instructions given via the Internet Service for one year.

14.8 E-mail addresses

If a user of the Internet Service provides Lloyds TSB Registrars with e-mail contact details when using the Internet Service, Lloyds TSB Registrars may use those details in order to contact the user for any purpose that is legitimately connected with the user's National Grid Shares. Lloyds TSB Registrars may also give the e-mail contact details to National Grid for this purpose.

14.9 Software and hardware

It is the responsibility of users of the Internet Service to ensure that any software supplied to them when they access the Internet Service is compatible with their equipment and any software on their equipment. Users must take all reasonably practicable measures to ensure that their equipment is free of any computer virus (in particular

because the Internet Service is accessible via the internet over which Lloyds TSB Registrars have no control) and is adequately maintained in every way.

Users of the Internet Service must not access the Internet Service using any computer or other device they do not own unless they have first obtained the owner's permission and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of not obtaining such permission. Users of the Internet Service are responsible for their use of any internet access services through which they access the Internet Service.

Users of the Internet Service will be granted a non-exclusive, non-transferable, temporary licence to use software supplied to them when they access the Internet Service for the purpose of accessing the Internet Service, and for no other purpose. If the Internet Service is accessed from a country outside the UK, the user is responsible for complying with the local laws of that country and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of the user's failure to comply with this obligation.

An appointment or instruction given using the Internet Service will be treated as received when it is recorded by Lloyds TSB Registrars' server in a way capable of being reproduced in legible form.

15. Additional information

15.1 Rothschild is registered in England (number 925279) and has its registered office at New Court, St. Swithin's Lane, London EC4P 4DU. Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

15.2 Employees of Rothschild who are advising National Grid in connection with the Merger, the proposed listing and admission to trading of the New National Grid Transco Shares have an interest, in aggregate, in 5,268 National Grid Shares which represents less than 0.1 per cent. of National Grid's issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

15.3 The auditors of both National Grid and Lattice are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers have audited the accounts of National Grid without qualification since National Grid's incorporation and have audited the accounts of Lattice without qualification since Lattice's incorporation.

15.4 PricewaterhouseCoopers has given and has not withdrawn its consent to the inclusion in this document of its reports and of references thereto, and its name in the form and context in which they appear.

15.5 The financial information relating to National Grid and Lattice set out in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002 have been prepared. Statutory accounts for National Grid Holdings One plc for the two financial years ended 31 March 2001 have been prepared. Statutory accounts for Lattice for the financial year ended 31 December 2000 and for the 15 months ended 31 March 2002 have been prepared. The auditors of National Grid and Lattice have audited the accounts of National Grid and Lattice for such periods and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts of National Grid and of National Grid Holdings One plc in respect of their respective financial periods ended 31 March 2001 and of Lattice for the financial year ended 31 December 2000 have been delivered to the Registrar of Companies. The statutory accounts of National Grid for the financial year ended 31 March 2002 and of Lattice for the 15 month financial period ended 31 March 2002 will be delivered to the Registrar of Companies following the National Grid AGM and the Lattice AGM, respectively.

16. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until completion of the Merger and will be available for inspection at the place of the National Grid EGM for at least 15 minutes prior to and during the National Grid EGM:

16.1 this Circular;

16.2 the Listing Particulars;

16.3 the Lattice Scheme Circular;

16.4 the offering circular issued by NGGF on 20 August 2001;

16.5 the offering circular issued by National Grid Company on 23 July 2001;

16.6 the accountants' report containing financial information for the year ended 31 December 1999, as set out in the listing particulars issued by Lattice on 15 September 2000;

16.7 the Memorandum of Association of National Grid, the National Grid Articles and the National Grid Transco Articles;

16.8 the Memorandum of Association of Lattice and the Lattice Articles (as currently in force and as they will be following amendments to be approved at the Lattice EGM);

16.9 the letter of consent from the Special Shareholder referred to in section 10 Part II of this document;

16.10 the audited consolidated accounts of National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002;

16.11 the audited consolidated accounts of Lattice for the period from incorporation to 31 December 2000 and for the 15 month period ended 31 March 2002;

16.12 the reports from PricewaterhouseCoopers set out in Parts III and IV of this document;

16.13 the National Grid Directors' and the New National Grid Transco Directors' service contracts referred to in section 5.4 above;

16.14 the material contracts referred to in section 10 above;

16.15 the consent letters referred to in section 15 above; and

16.16 the rules of the National Grid Share Plans the 2002 Share Plan and the Lattice Share Schemes.

Dated 14 June 2002

"186k"	186k Limited, a wholly-owned subsidiary of Lattice
"2002 Share Plan"	the new National Grid Transco Performance Share Plan 2002 proposed to be approved at the National Grid EGM conditional upon the Lattice Scheme becoming effective
"Admission"	the admission of the New National Grid Transco Shares to (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADR"	an American depositary receipt
"ADS"	an American depositary share
"Advantica"	Advantica Technologies Ltd and Advantica Technologies Inc., wholly-owned subsidiaries of Lattice
"Authority"	the Gas and Electricity Markets Authority established under section 1 of the Utilities Act
"BG"	BG plc
"BG Group"	BG Group plc
"Board"	the board of directors of National Grid, Lattice or National Grid Transco, as the context requires, as listed in section 5 of Part VII of this document
"certificated" or "in certificated form"	where a share or other security is not in uncertificated form
"Circular"	this document dated 14 June 2002
"Clean Air Act"	the US Clean Air Act of 1963, as amended
"Closing Price"	the closing middle market quotation of the relevant share as derived from the Daily Official List as at 13 June 2002 (being the latest practicable date prior to the publication of this document)
"Companies Act"	the Companies Act 1985, as amended
"Court"	the High Court of Justice in England and Wales
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended
"Daily Official List"	the daily official list of the London Stock Exchange
"Demerger"	the demerger of Lattice from BG Group which became effective on 23 October 2000
"Depositary"	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA
"EIB"	European Investment Bank
"Electricity Act"	the Electricity Act 1989, as amended
"Energis"	Energis plc
"Energis Polska"	Energis Polska Sp. zo.o

"Exchangeable Bonds"	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares
"Fair Trading Act"	the Fair Trading Act 1973, as amended
"FERC"	the Federal Energy Regulatory Commission
"First Connect"	First Connect Limited, a wholly-owned subsidiary of Lattice
"Form of Proxy"	the form of proxy for use at the National Grid EGM which accompanies this document
"FRS"	UK Financial Reporting Standard
"Gas Act"	the Gas Act 1986, as amended
"Lattice"	Lattice Group plc
"Lattice AGM"	the annual general meeting of Lattice convened for Monday, 15 July 2002, including any adjournment thereof
"Lattice Articles"	the articles of association of Lattice
"Lattice Court Hearing"	the hearing of the petition by the Court to sanction the Lattice Scheme
"Lattice Court Meeting"	the meeting of Lattice Shareholders convened for Monday, 15 July 2002 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Lattice Scheme, including any adjournment thereof
"Lattice Directors"	the directors of Lattice, whose names are set out in section 5.2 of Part VII of this document
"Lattice EGM"	the extraordinary general meeting of Lattice convened for Monday, 15 July 2002 in connection with the Merger, including any adjournment thereof
"Lattice Energy Services"	Lattice Energy Services Limited, a wholly-owned subsidiary of Lattice
"Lattice Enterprises"	one of the three sectors of Lattice's organisational structure, containing Lattice's portfolio of non-regulated businesses
"Lattice Insurance"	Lattice Insurance Company Limited, a wholly-owned subsidiary of Lattice
"Lattice Group"	Lattice and its subsidiary undertakings and, where the context permits, each of them
"Lattice Group Holdings"	Lattice Group Holdings Limited, a wholly-owned subsidiary of Lattice
"Lattice Hearing Date"	the date on which the Order is made
"Lattice Property"	Lattice Property Portfolio Limited, a wholly-owned subsidiary of Lattice
"Lattice Scheme" or "Lattice Scheme of Arrangement"	the scheme of arrangement to be made under section 425 of the Companies Act between Lattice, the Special Shareholder and the Lattice Shareholders, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court
"Lattice Scheme Circular"	the document, dated the date of this Circular, addressed, inter alia, to Lattice Shareholders setting out details of the Lattice Scheme, containing notices convening the Lattice Court Meeting and the Lattice EGM and comprising summary listing particulars relating to National Grid
"Lattice Scheme Effective Date"	the date on which the Lattice Scheme becomes effective, which is expected to be in autumn 2002
"Lattice Scheme Record Time"	6.00 p.m. on the business day before the Lattice Scheme Effective Date
"Lattice Shareholders"	registered holders of Lattice Shares
"Lattice Shares"	ordinary shares of 10 pence each in the capital of Lattice
"Lattice Share Schemes"	the existing employee share schemes and incentive plans operated by Lattice comprising the Lattice Group Sharesave Scheme, the Lattice Group All

	Employee Share Ownership Plan, the Lattice Group Long Term Incentive Scheme, the Lattice Group Short Term Incentive Scheme, the deed of allocation made between Lattice, Mourant & Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the BG Group Employee Profit Sharing Scheme, the SST (UK) Limited Executive Share Option Scheme, the FPL Telecom Limited Telecommunications Incentive Scheme, the Lattice Group Employees Share Trust and the Lattice Group Employee Share Ownership Trust
"Lattice Special Share"	the special rights non-voting preference share of 10 pence in the capital of Lattice held by the Special Shareholder
"Lattice Voting Record Time"	in relation to both the Lattice Court Meeting and the Lattice EGM, 6.00 p.m. on Saturday, 13 July 2002 or, if either the Lattice Court Meeting or the Lattice EGM is adjourned, 48 hours before the time set for the adjourned meeting
"Listing Particulars"	the listing particulars dated 14 June 2002 relating to National Grid prepared in accordance with the Listing Rules
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, as amended from time to time
"LNG"	liquefied natural gas
"London Stock Exchange"	London Stock Exchange plc
"Merged Group"	National Grid Transco and its subsidiary undertakings following the Merger and, where the context permits, each of them
"Merger"	the proposed merger of National Grid and Lattice as described in this document
"National Grid"	National Grid Group plc or, where the context so requires, National Grid Holdings One plc, the former holding company of National Grid Group
"National Grid ADSs"	ADSs of National Grid, each of which represents five National Grid Shares
"National Grid AGM"	the annual general meeting of National Grid convened for 11.00 a.m. on Tuesday, 23 July 2002, including any adjournment thereof
"National Grid Articles"	the articles of association of National Grid
"National Grid Company"	The National Grid Company plc, a wholly-owned subsidiary of National Grid which, inter alia, owns and operates the high-voltage electricity transmission network in England and Wales
"National Grid Directors"	the directors of National Grid whose names are set out in section 5.1 of Part VII of this document
"National Grid EGM"	the extraordinary general meeting of National Grid convened for 11.30 a.m. on Tuesday, 23 July 2002 in connection with the Merger, including any adjournment thereof, notice of which is set out at the end of this document
"National Grid Final Dividend"	the recommended final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of the financial year ended 31 March 2002 and which is to be declared at the National Grid AGM
"National Grid Group"	National Grid and its subsidiary undertakings and, where the context permits, each of them
"National Grid Scheme"	the scheme of arrangement made under section 425 of the Companies Act between National Grid Holdings One plc and its shareholders dated 10 December 2001
"National Grid Shareholders"	registered holders of National Grid Shares
"National Grid Share Plans"	the existing employee share schemes and incentive plans operated by National Grid comprising the Deferred Compensation Plan, National Grid

	Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid 1996 Employee Benefit Trust, National Grid Qualifying Employee Share Ownership Trust, Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme 1990, 1999 Savings Related Share Option Scheme, Profit Sharing Scheme (1990), Share Matching Scheme (1996) and the Incentive Compensation Plan
"National Grid Shares"	ordinary shares of 10 pence each in the capital of National Grid
"National Grid Special Share" or "National Grid Transco Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder
"National Grid Transco"	National Grid following completion of the Merger, proposed to be renamed National Grid Transco with effect from the Lattice Scheme Effective Date
"National Grid Transco Articles"	the new articles of association of National Grid proposed to be adopted at the National Grid EGM, conditional upon the Lattice Scheme becoming effective
"National Grid Transco Directors"	the directors of National Grid and Lattice who, following completion of the Merger, will be directors of National Grid Transco and whose names are set out in section 5.3 of Part VII of this document
"National Grid Transco Shareholders"	registered holders of National Grid Transco Shares
"National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid Transco
"National Grid USA"	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid's US electricity, gas and telecommunications operations
"NEP"	New England Power Company, which now forms part of National Grid USA
"New National Grid Transco Directors"	those directors of Lattice who, following completion of the Merger, will become directors of National Grid Transco, and whose names are marked with an asterisk in section 5.3 of Part VII of this document
"New National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid to be issued to Lattice Shareholders on Lattice's register of members at the Lattice Scheme Record Time pursuant to the Lattice Scheme
"NGGF"	NGG Finance plc, a wholly-owned subsidiary of National Grid
"Niagara Mohawk"	Niagara Mohawk Holdings, Inc., a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA
"Niagara Mohawk Merger Agreement"	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk
"Niagara Mohawk Power"	Niagara Mohawk Power Corporation, a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA
"NTS"	National Transmission System
"Official List"	the Official List of the UK Listing Authority
"Order"	the order of the Court sanctioning the Lattice Scheme under section 425 of the Companies Act and confirming the reduction of share capital of Lattice pursuant to the Lattice Scheme under section 137 of the Companies Act

"Panel"	the Panel on Takeovers and Mergers
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Resolutions"	the resolutions to be proposed at the National Grid EGM, notice of which is set out at the end of this document
"Rothschild"	N M Rothschild & Sons Limited
"RPI"	the UK All Items Retail Price Index
"SEC"	the US Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"SFAS"	US Statement of Financial Accounting Standards
"Special Shareholder"	the holder of the Lattice Special Share or the National Grid Special Share, as the context requires, being currently the Secretary of State
"SSAP"	UK Statement of Standard Accounting Practice
"SST"	SST (UK) Limited, a wholly-owned subsidiary of Lattice
"sterling" or "£"	the lawful currency for the time being in the UK
"Stoner"	Stoner Associates Inc. and Stoner Associates Europe Limited, wholly-owned subsidiaries of Lattice
"The Leasing Group" or "TLG"	The Leasing Group plc, a wholly-owned subsidiary of Lattice
"Thrift Plans"	National Grid USA Incentive Thrift Plans I and II
"Transco"	Transco plc, a wholly-owned subsidiary of Lattice
"Transco Holdings"	Transco Holdings plc, a wholly-owned subsidiary of Lattice
"Transco Licence"	the gas transporter licence under which Transco is authorised to transport gas, which is treated as granted under section 7 of the Gas Act
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	United Kingdom Listing Authority
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which may be transferred by means of CREST
"US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"US dollars" or "$"	the lawful currency for the time being in the US
"Utilities Act"	the Utilities Act 2000, as amended
"Wider Lattice Group"	Lattice and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which Lattice and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent
"Wider National Grid Group"	National Grid and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of National Grid Group plc (the "Company") will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA on Tuesday, 23 July 2002 at 11.30 a.m. (or, if later, immediately following the conclusion or adjournment of the Company's Annual General Meeting) for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1, 4 and 7 will be proposed as ordinary resolutions and resolutions 2, 3, 5 and 6 will be proposed as special resolutions:

Resolution 1: To approve the Merger, increase the authorised share capital of the Company and authorise the directors to allot the maximum number of shares in the capital of the Company that could be required to be allotted under the Lattice Scheme

THAT:

(a) the proposed merger (the "Merger") of the Company and Lattice Group plc ("Lattice") to be effected by way of a scheme of arrangement (the "Lattice Scheme") under section 425 of the Companies Act 1985 (the "Companies Act") between Lattice and its shareholders, details of which are contained in a document dated 14 June 2002 which has been sent to Lattice shareholders, a copy of which is produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification, be approved and the directors of the Company (or any duly constituted committee thereof) be authorised to waive, amend, vary or extend any of the terms and conditions of the Merger (save for condition 1 of the conditions set out in Part VI of the document of which this notice forms part which cannot be waived) and/or agree on behalf of the Company to any modification of or to any addition to or to any condition to be imposed upon the Lattice Scheme where, in any such case, such waiver, amendment, variation, extension, modification, addition or condition is not material in the context of the Merger and to do all things as they may consider necessary, expedient or desirable in connection with the Merger;

(b) subject to and immediately upon the Merger becoming unconditional (save for the registration of the order of the High Court of Justice in England and Wales sanctioning the Lattice Scheme and confirming the reduction of share capital involved in the Lattice Scheme by the Registrar of Companies in England and Wales) and the UK Listing Authority agreeing or confirming its decision to admit the New National Grid Transco Shares (as defined in the document of which this notice forms part) to the Official List and the London Stock Exchange plc agreeing or confirming its decision to admit the New National Grid Transco Shares to trading on the London Stock Exchange plc's market for listed securities:

  (i) the authorised share capital of the Company be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 ordinary shares of 10 pence each having the rights set out in the articles of association of the Company but not ranking for the final dividend of 9.58 pence per ordinary share payable in respect of the financial year ended 31 March 2002; and

  (ii) in addition to and without prejudice to any existing authority, the directors of the Company be generally and unconditionally authorised, pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of the Company to be held in 2003, provided that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Explanatory note

Resolution 1 seeks approval for the Merger and certain actions necessary in order to implement the Merger. If passed, the resolution will:

(a) approve the Merger and authorise the Directors to take all action necessary to carry the Merger and the Lattice Scheme into effect;

(b) approve an increase in the share capital of the Company to £500,000,001, being approximately a 100 per cent. increase in the authorised share capital of the Company in order to create the shares which are needed to be issued in connection with the Lattice Scheme; and

(c) *authorise the Directors to issue shares in the Company to the existing shareholders of Lattice in connection with the Lattice Scheme.*

Resolution 1 is an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour of the resolution.

Resolution 2: To change the Company's name to National Grid Transco plc

THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, the name of the Company be changed to "National Grid Transco plc".

Explanatory note

Resolution 2 seeks approval for National Grid to change its name to National Grid Transco plc to reflect the Merger.

Resolution 2 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 3: To adopt new articles of association of the Company

THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, new articles of association, a copy of which is produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification, be adopted in substitution for and to the exclusion of the existing articles of association of the Company.

Explanatory note

Resolution 3 seeks approval for the Company to adopt new Articles of Association principally to amend the rights attaching to the Special Share in National Grid to incorporate certain rights attached to the Special Share in Lattice held by the Special Shareholder, which will be cancelled as part of the Lattice Scheme. In addition, the new Articles of Association increase the limit on the fees payable to Non-executive Directors to an aggregate maximum amount not exceeding £1,000,000. This increase takes into account the change in the composition of the Board and the increase in the number of Non-executive Directors.

Resolution 3 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 4: To authorise the directors to allot shares generally

THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, the Directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of the Company in issue immediately following completion of the Merger, which authority shall be in substitution for the existing general authority passed prior to the holding of this meeting to allot relevant securities, and shall expire on 22 July 2007 provided that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Explanatory note

To allow the Company to issue any additional shares it must be authorised to do so by its shareholders. This resolution gives the Company general authority to issue up to an additional 1,000,000,000 shares, up to a maximum of one-third of the shares in issue following completion of the Merger. This authority complies with guidelines currently in place to ensure investor protection. Other than in connection with the Merger and except as needed to satisfy the exercise of options or satisfaction of awards under the Company's share plans and in respect of the unsecured exchangeable bonds issued by The National Grid Company plc, the Directors have no current intention of issuing new shares.

Resolution 4 is an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour of the resolution.

Resolution 5: To authorise the directors to allot shares for cash, otherwise than on a pre-emptive basis

THAT, subject to the passing of resolution numbered 4 in this notice ("Resolution 4") and to Resolution 4 becoming unconditional, the Directors be authorised pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the general authority conferred on them by Resolution 4 as if section 89(1) of the Companies Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares deemed to be held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(b) the allotment otherwise than pursuant to paragraph (a) above, of equity securities for cash up to an aggregate nominal value of £15,000,000 provided always that the authority conferred by this paragraph (b) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Companies Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of the Company in issue immediately following completion of the Merger,

and shall expire on 22 July 2007 provided that the Directors may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

Explanatory note

If the Company were to issue additional shares for cash, it must first offer them to existing shareholders. This is known as a pre-emption right. In some circumstances, for example due to legal restrictions on the issue of shares in certain jurisdictions where shareholders have registered addresses or because the Directors feel it is in the Company's own interest, it might be necessary to issue shares for cash without first offering them to shareholders. This resolution gives shareholder approval for the waiving of their pre-emption rights and allows, in limited circumstances, for the issue of shares for cash without them being offered to shareholders first. This resolution complies with guidelines currently in place to ensure investor protection. The Directors have no plans at present to issue any shares for cash.

Resolution 5 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 6: To authorise the directors to make market purchases

THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms, the Company be generally authorised to make market purchases (as defined in section 163(3) of the Companies Act) of up to 310,000,000 ordinary shares of 10 pence each in the capital of the Company ("Ordinary Shares") provided always that:

(a) the maximum number of Ordinary Shares which may be acquired shall be limited to the market purchase of such number of Ordinary Shares as shall be equal to or less than 10 per cent. of the number of Ordinary Shares in issue immediately following completion of the Merger;

(b) the minimum price per share which may be paid for any such Ordinary Shares is 10 pence; and

(c) the maximum price per share which may be paid for any such Ordinary Shares is an amount equal to 105 per cent. of the average of the middle-market quotation for an Ordinary Share according to the London Stock Exchange Daily Official List for the five business days before the purchase is made.

This authority shall be in substitution for any existing authority to make market purchases and shall expire at the earlier of the close of the next Annual General Meeting or 15 months from the date of this resolution, except that the Directors shall be entitled, at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase Ordinary Shares in accordance with such contract as if the authority conferred hereby had not expired.

Explanatory note

In some circumstances, companies can find it advantageous to use surplus funds to make market purchases of their own shares. Shares purchased in this way must be cancelled, thus reducing the total number of shares in issue and potentially increasing future earnings on the remaining shares. The maximum number of shares that may be purchased in these circumstances is limited by investor protection guidelines, which recommend that companies should be authorised to purchase no more than 10 per cent. of their issued share capital.

Resolution 6 seeks authority to purchase a maximum of 310,000,000 shares or such lesser number as represents 10 per cent. of National Grid's issued share capital following completion of the Merger.

The Directors will use this authority only if, in light of market conditions prevailing at the time, they believe that the effect of any purchase will be to increase earnings per share and will be in the best interests of shareholders. Other investment opportunities, appropriate gearing levels and the overall financial position of National Grid will be taken into account in reaching such a decision. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

As at the date of this notice, options were outstanding over 18,077,882 ordinary shares in National Grid, representing approximately 1.0 per cent. of its existing issued share capital. If the proposed authority were used in full, shares over which options are outstanding would represent approximately 1.2 per cent. of National Grid's adjusted issued share capital.

Resolution 6 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 7: To approve the National Grid Transco Performance Share Plan 2002

THAT, subject to the Lattice Scheme (as defined in the resolution numbered 1 in this notice) having become effective in accordance with its terms:

(a) the National Grid Transco Performance Share Plan 2002 (the "2002 Share Plan"), the main features of which are summarised in section 8 of Part VII of the document of which this notice forms part and a copy of which plan is produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification be approved;

(b) the Directors be authorised to do all acts and things as may be necessary to carry the 2002 Share Plan into effect;

(c) the Directors be authorised to establish schedules to the 2002 Share Plan or to establish other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the 2002 Share Plan; and

(d) the Directors be authorised to vote and be counted in the quorum on any matter connected with the 2002 Share Plan, notwithstanding that they may have an interest in the 2002 Share Plan and to relax any prohibition on voting by interested Directors contained in the Company's Articles of Association.

Explanatory Note

Resolution 7 seeks approval for a performance share plan, details of which are set out on pages 110 to 112 of the document of which this notice forms part.

The 2002 Share Plan is similar to an existing share plan operated by Lattice which will close in so far as new awards are concerned following completion of the Merger. The 2002 Share Plan will be open to all employees, subject to certain eligibility criteria.

Resolution 7 is an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour of the resolution.

On behalf of the Board
Fiona Smith
Group General Counsel and Company Secretary

14 June 2002

Registered Office:
15 Marylebone Road
London
NW1 5JD

Registered in England
and Wales No. 4031152

1. A member (shareholder) of the Company who is entitled to attend and vote at the EGM but is unable to be present in person is entitled to appoint a proxy or proxies to attend the EGM and, on a poll, to vote on his or her behalf. A proxy does not need to be a member of the Company. A Form of Proxy (Card C) is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of this document. Alternatively, you may appoint your proxy electronically in accordance with the instructions set out at the end of this document.

2. A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to National Grid Group plc, PO Box 11244, New York, NY 10203-0244, USA as soon as possible and in any event by 3.00 p.m. (New York time) on Friday, 19 July 2002. Those who hold their American Depositary Shares through a bank, broker or other financial institution should consult with that institution to determine the deadline by which their voting instructions must be returned.

3. A copy of the Company's existing Articles of Association and a copy of the proposed new Articles of Association of the Company to be conditionally adopted pursuant to the resolution numbered 3 set out in this notice are available for inspection at the offices of CMS Cameron McKenna, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on Tuesday, 23 July 2002 and will also be available for inspection at the place of the EGM for at least 15 minutes before, and during, the EGM.

4. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00 p.m. on Sunday, 21 July 2002 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. on Sunday, 21 July 2002 or, in the event that the EGM is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

INSTRUCTIONS ON COMPLETING THE FORM OF PROXY

How to fill in the Form of Proxy

If you cannot attend the National Grid EGM in person you are entitled to appoint a proxy or proxies to attend the National Grid EGM and, in the event that a poll is called, to vote on your behalf. To appoint a proxy or proxies you must fill in the enclosed Form of Proxy (Card C), sign it and return it to our share registrars, Lloyds TSB Registrars, so that it is received no later than 11.30 a.m. on Sunday, 21 July 2002. If someone else signs the Form of Proxy on your behalf, their authority to do so must be returned with the Form of Proxy. If the appointer is a corporation, the Form of Proxy must be executed under its common seal or signed on its behalf by a duly appointed officer or attorney. The appropriate power of attorney or other authority or a notarially certified copy of such power (if any), should be returned with the Form of Proxy. In the case of joint shareholders, any one holder may sign the Form of Proxy. If more than one holder signs, only the vote of the first named on the Company's share register will be accepted. Any alterations to the Form of Proxy must be initialled.

Before filling in the Form of Proxy, please read the notes set out below.

What is a poll?

Unless a poll is called, votes on resolutions at a general meeting of the Company are decided on a show of hands in which each shareholder present is entitled to cast one vote irrespective of the number of shares he or she owns.

The Company's Articles of Association require that all special resolutions are decided on a poll rather than on a show of hands. On a poll, every shareholder of the Company (whether present in person at the National Grid EGM or represented by proxy) is entitled to cast a number of votes equal to the number of shares in the Company he or she owns.

Who can be appointed a proxy?

You can appoint anyone you like as your proxy or proxies: a proxy does not have to be a shareholder of the Company. If you wish, you can also appoint more than one proxy. However, you are responsible for ensuring that the person you appoint is able and willing to attend the National Grid EGM on your behalf. If your proxy does not attend the National Grid EGM, your vote will not be cast in the event of a poll. Unless you specifically nominate another person or persons to attend the National Grid EGM and vote on your behalf, the Chairman of the Meeting will be appointed as your proxy and will vote on your behalf according to your instructions.

If you wish to appoint as your proxy someone other than the Chairman, cross out the words "the Chairman of the Meeting" on the Form of Proxy and write the full name(s) of your proxy or proxies in the space provided.

In what circumstances will a proxy be able to vote at the National Grid EGM?

Your proxy will be able to vote on your behalf on the resolution if a poll is called on the resolution. Accordingly, a proxy will be able to vote on resolutions numbered 2, 3, 5 and 6 since the Company's Articles of Association require all special resolutions to be decided on a poll. Proxies cannot vote on a show of hands.

How do I instruct my proxy on how my votes should be cast?

The resolutions to be proposed at the National Grid EGM are set out in full in the notice of National Grid EGM on the preceding pages. The resolutions are described in abbreviated form on the Form of Proxy.

To instruct your proxy on how to vote on the resolutions in the event that a poll is called, please tick the appropriate box against the resolutions to show whether your proxy should vote "for" or "against" each resolution.

Please note that if you do not give specific voting instructions on the resolutions by placing a tick in the appropriate box, your proxy will be free to vote or abstain on the resolutions as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to any of the resolutions) which may properly come before the National Grid EGM.

What happens if I appoint a proxy, then decide to attend the National Grid EGM myself?

Even if you return a completed Form of Proxy, you will still be entitled to attend the National Grid EGM instead of your proxy and to participate in voting by show of hands or by poll if you so wish. In the event of a poll in which you vote in person, your proxy will be disregarded.

Can I appoint my proxy electronically?

If you have previously registered for a shareview portfolio you may appoint a proxy for the National Grid EGM electronically by logging on to the website at *www.shareview.co.uk* and clicking on "Company Meetings". Alternatively, you may appoint a proxy electronically by logging on to the website at *www.sharevote.co.uk*. You will need your Voting Reference Numbers (the three 8-digit numbers) printed on the Form of Proxy. Full details of the procedures are given on the websites. The proxy appointment and instructions must be received by Lloyds TSB Registrars by 11.30 a.m. on Sunday, 21 July 2002. Please note that any electronic communication that is found to contain a computer virus will not be accepted. Before using the internet service you should read the material particulars of the conditions of use of the service in section 14 of Part VII of this document.

Please do not disclose your Voting Reference Numbers to anyone else, unless you wish them to give instructions on your behalf.

Printed by **St Ives Burrups** B670582/8005
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take and if you are in the UK, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your National Grid Shares, National Grid ADSs or Lattice Shares, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises listing particulars dated 14 June 2002 relating to National Grid and which has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger and are also available as set out in section 17 of Part I of this document.

National Grid Lattice

National Grid Group plc

to be renamed

National Grid Transco plc

Listing Particulars

relating to the admission to the Official List

of up to 1,400,000,000 ordinary shares of 10 pence each

in connection with the recommended merger with

Lattice Group plc

Sponsored by N M Rothschild & Sons Limited

Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Transco Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes admission to official listing on a stock exchange. New National Grid Transco Shares will be issued only to Lattice Shareholders in accordance with the Lattice Scheme. New National Grid Transco Shares will not be made generally available or marketed to the public. It is expected that Admission will become effective and dealings for normal settlement will commence in the New National Grid Transco Shares at 8.00 a.m. on the Lattice Scheme Effective Date.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme have not been, and are not required to be, registered under (i) the US Securities Act of 1933, as amended, in reliance on the exemption in section 3(a)(10) thereof or (ii) any US state securities laws. Neither the SEC nor any state securities commission in the US has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.

N M Rothschild & Sons Limited is acting exclusively as financial adviser and sponsor to National Grid and for no one else in connection with the Merger and the proposed listing of the New National Grid Transco Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Merger, the proposed listing or admission to trading.

J.P. Morgan plc and Cazenove & Co. Ltd are acting as financial advisers to Lattice and for no one else in connection with the Lattice Scheme and the Merger and will not be responsible to anyone other than Lattice for providing the protections afforded to customers of J.P. Morgan plc and Cazenove & Co. Ltd or for providing advice in relation to the Lattice Scheme and the Merger.

AND PRINCIPAL ADVISERS

Registered and Head Office of National Grid
15 Marylebone Road
London NW1 5JD

Sponsor and Financial Adviser
N M Rothschild & Sons Limited
New Court, St Swithin's Lane
London EC4P 4DU

Joint Brokers

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Legal Advisers
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Auditors and Reporting Accountants
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Bankers
Barclays Bank plc
54 Lombard Street
London EC3P 3AH

PRINCIPAL ADVISERS TO LATTICE

Joint Financial Advisers

J.P. Morgan plc
125 London Wall
London EC2Y 5AJ

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

Joint Brokers

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

Legal Advisers
Linklaters
One Silk Street
London EC2Y 8HQ

Auditors and Reporting Accountants
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond National Grid or Lattice's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ materially from those described in this document include: the ability to integrate Lattice successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management and other risk factors detailed in National Grid's reports filed with the SEC or in material furnished to the SEC by National Grid or Lattice. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither National Grid nor Lattice undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document other than as required by law or regulation.

CONTENTS

All times shown in this document are London times unless otherwise stated

Saturday, 13 July 2002	2.30 p.m.: Latest requested time for receipt of forms of proxy for the Lattice Court Meeting[(1)]
	2.45 p.m.: Latest time for receipt of forms of proxy for the Lattice EGM
	6.00 p.m.: Lattice Voting Record Time for the Lattice Court Meeting and the Lattice EGM
Monday, 15 July 2002	2.00 p.m.: Lattice AGM
	2.30 p.m.: Lattice Court Meeting[(2)]
	2.45 p.m.: Lattice EGM[(3)]
Friday, 19 July 2002	3.00 p.m. (New York time): Latest time for receipt of voting instruction cards in respect of National Grid ADSs for the National Grid EGM[(4)]
Sunday, 21 July 2002	11.30 a.m.: Latest time for receipt of forms of proxy for the National Grid EGM
Tuesday, 23 July 2002	11.00 a.m.: National Grid AGM
	11.30 a.m.: National Grid EGM[(5)]
Autumn 2002	Lattice hearing date: Court hearing of the petition to sanction the Lattice Scheme[(6)]
Autumn 2002	Lattice Scheme Record Time, being 6.00 p.m. on the last business day before the Lattice Scheme Effective Date, which will be the last day of dealings in Lattice Shares[(6)]
Autumn 2002	Lattice Scheme Effective Date and completion of the Merger:[(6)]
	– by 8.00 a.m.: National Grid renamed National Grid Transco
	– 8.00 a.m.: Dealings in New National Grid Transco Shares commence on the London Stock Exchange
	– 8.00 a.m.: Crediting of New National Grid Transco Shares to CREST accounts
Autumn 2002	Despatch of New National Grid Transco Share certificates no later than 14 days after the Lattice Scheme Effective Date[(6)]

Notes:

(1) If the form of proxy for the Lattice Court Meeting is not returned by this time, it may be handed to the chairman of the Lattice Court Meeting before the start of the meeting and will still be valid.

(2) To commence at 2.30 p.m., or, if later, immediately after the conclusion or adjournment of the Lattice AGM.

(3) To commence at 2.45 p.m., or, if later, immediately after the conclusion or adjournment of the Lattice Court Meeting.

(4) If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

(5) To commence at 11.30 a.m., or, if later, immediately after the conclusion or adjournment of the National Grid AGM.

(6) The actual dates for these events will be set by reference to the date on which the final regulatory condition to the Merger is satisfied or waived and upon agreement with the Court. Following satisfaction or waiver of the final regulatory condition to the Merger, the dates will be notified to National Grid Shareholders and Lattice Shareholders by announcement via the Regulatory News Service of the London Stock Exchange.

PART I

INFORMATION ON THE MERGER AND NATIONAL GRID TRANSCO

1. Introduction

On 22 April 2002, the directors of National Grid and Lattice announced that they had unanimously agreed the terms of a recommended merger of equals to create a leading international energy delivery company with a combined market capitalisation of approximately £15.1 billion (based on the National Grid Closing Price and the Lattice Closing Price). Upon completion of the Merger, National Grid, which will be the holding company of the Merged Group, will be renamed National Grid Transco.

National Grid Group is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution and gas distribution networks in the north-eastern US. Lattice is the holding company of Transco, which is the owner, operator and developer of the substantial majority of Britain's natural gas transportation system. Further information on National Grid Group and Lattice Group can be found in Parts II and III of this document, respectively.

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger. Under the terms of the Merger, National Grid Shareholders will retain their shares in National Grid and Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time. Based on the National Grid Closing Price of 492 pence, this values one Lattice Share at 184.5 pence. Upon completion of the Merger, National Grid Shareholders will hold approximately 57.3 per cent. and Lattice Shareholders will hold approximately 42.7 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The Merger is to be implemented by way of a scheme of arrangement between Lattice and its shareholders under section 425 of the Companies Act. The Merger is subject to a number of conditions, including regulatory consents and approvals in the UK and the US, the sanction of the Court and the approval of the shareholders of both National Grid and Lattice. The Merger is expected to complete during autumn 2002.

2. Overview of National Grid Transco

National Grid Transco will own, operate and develop the high-voltage electricity transmission network in England and Wales and Britain's principal natural gas transportation system. The Merged Group's UK electricity transmission network will consist of approximately 4,900 miles of overhead lines and underground cables, whilst its natural gas network in Britain will comprise approximately 4,100 miles of high pressure pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines. In addition, National Grid Transco will own and operate all of the liquefied natural gas storage facilities in Britain, located at strategic positions on the National Transmission System.

In the US, National Grid Transco will own, operate and develop electricity transmission and distribution assets with a total length of approximately 84,000 miles, serving over 3.2 million electricity customers in New England and New York State. It will also own a gas distribution network comprising over 8,000 miles of pipelines and mains, serving over 500,000 customers in New York State.

In addition, the Merged Group will provide infrastructure services in the UK, targeted particularly at the mobile telecommunications industry, with a portfolio of approximately 9,740 towers and other sites generating revenue and/or available for marketing. National Grid Transco will also have interests in a number of other telecommunications businesses and energy-related and infrastructure services companies.

3. Business strategy

The core skills of National Grid Transco will lie in the design, construction, system operation and maintenance, regulatory management and customer service activities associated with operating complex networks. The Merged Group will utilise the complementary assets and skills of the combined businesses of National Grid Group and Lattice Group to create value for shareholders and benefits for customers within the framework of incentive-based regulatory environments and competitive markets. National Grid Transco will be primarily focused on regulated electricity and gas networks. These are stable businesses, capable of generating cash and earnings to

support the Merged Group's investment strategy and its progressive dividend policy, described in section 12 below.

The National Grid Transco Directors believe that they can create shareholder value from continued efficiency improvements arising from cost savings and the use of new technology. The Merger will generate savings in the UK from the elimination of duplicate head office costs and other central costs and from combining the support services provided to the regulated electricity and gas businesses. Prospects for future outperformance of regulatory targets and improving returns will be enhanced by additional savings generated from the progressive combination of certain activities of the two UK transmission businesses, sharing of best practice and financial synergies.

Significant synergies are also expected to be available over time by the sharing of best practice between the UK and the US businesses.

The National Grid Transco Directors intend to utilise the increased financial capacity of the Merged Group and its combined expertise in operating both gas and electricity networks to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe. The National Grid Transco Directors believe that, outside the UK, National Grid Transco can create additional value in electricity and gas distribution by offering high-quality customer service and in electricity and gas transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

National Grid Transco intends to withdraw from its existing investments in alternative telecommunications network operators and related businesses. However, the National Grid Transco Directors believe that there are attractive opportunities to leverage the Merged Group's infrastructure skills and assets in the UK and the US to provide towers and other sites and related infrastructure services to the mobile telecommunications industry.

4. Benefits arising from the Merger

The directors of National Grid and Lattice believe that the Merger will create a business which is able to generate significant benefits for shareholders from opportunities in a number of areas:

4.1 Utilisation of complementary skills to maximise value for shareholders and customers

Since the respective privatisations of National Grid and, in the case of Lattice, British Gas, both National Grid and Lattice have proven their ability to improve the operating efficiency of their UK regulated businesses. The directors of National Grid and Lattice are confident of exceeding their current regulatory efficiency targets, which took effect from April 2001 for National Grid and April 2002 for Transco.

National Grid Group and Lattice Group share a complementary set of core skills and the Merger will provide an opportunity to improve the co-ordination of the operations of their respective electricity and gas delivery businesses.

The Merger will generate pre-tax financial benefits that are expected to reach an annualised rate of at least £100 million by the end of the first full financial year following the completion of the Merger. The directors of National Grid and Lattice believe that these financial benefits will arise principally from the elimination of duplicate head office costs, other central cost savings and from combining the support services provided to the UK regulated electricity and gas businesses. Additional savings are expected to be achievable from the progressive combination of certain activities of the two UK transmission businesses, further sharing of best practice and further financial synergies.

4.2 Financial impact

The Merger is expected to enhance earnings per share (before exceptional items) for both National Grid Shareholders and Lattice Shareholders in the first full financial year following completion of the Merger[(1)]. The Merged Group will seek to maintain a single A credit rating.

National Grid Transco will have the balance sheet strength and cashflows to facilitate its future growth strategy and underpin its dividend policy which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the financial year ended 31 March 2002.

---

(1) The statement that the Merger will be earnings per share enhancing for National Grid Shareholders and Lattice Shareholders should not, however, be interpreted to mean that earnings per share in the first full financial year following completion of the Merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

National Grid Transco will continue to evaluate opportunities to release capital throughout the Merged Group for redeployment in higher growth opportunities, particularly in the US.

Pro forma financial information for the Merged Group can be found in Part VI of this document.

4.3 Enhanced growth opportunities

National Grid has a proven track record in creating significant value for shareholders through expansion in the US and, following recent acquisitions, including that of Niagara Mohawk which was completed earlier this year, is one of the largest energy delivery companies in the north-eastern US.

The US is the world's largest energy market and has proved attractive for expansion due to its fragmented nature and the ability to earn attractive returns within long-term regulatory frameworks. The increased financial capacity of the Merged Group, combined with expertise in managing both gas and electricity networks, should enable it to continue to exploit growth opportunities, primarily both in the US and those which are expected to emerge in continental Europe as markets are liberalised and structural reforms are implemented.

National Grid Group and Lattice Group utilise their skills and assets to provide infrastructure services to the mobile telecommunications industry in the UK. Combining the two companies' activities in this area will create the third largest independent provider of towers and other sites to the mobile telecommunications industry in the UK. The complementary geographic fit of these businesses is expected to enhance growth opportunities by offering broader coverage. National Grid Transco will continue National Grid Group's development of a similar business in the US.

5. Current trading and prospects

5.1 National Grid

On 30 May 2002, National Grid announced its preliminary results for the year ended 31 March 2002.

In the UK, National Grid continues to demonstrate its expertise in the operation of complex regulated networks. This core business made excellent progress during the financial year ended 31 March 2002 and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represented an important step in the continuing development of National Grid's US business. National Grid will continue to take advantage of opportunities provided by its rate plans and integration synergies to improve performance and to achieve its target returns.

Since 31 March 2002, National Grid has continued to perform well. On 13 June 2002, National Grid Company announced the issue of RPI-linked bonds in an aggregate amount of £400 million with maturities between 2018 and 2032. The net proceeds of the issue will be used for general corporate purposes. The National Grid Directors' confidence in the strength and prospects of the business allows them to confirm their aim to deliver sustained growth in dividends per share (expressed in sterling) of 5 per cent. per annum in real terms for each year to 31 March 2006.

5.2 Lattice

Lattice's over-riding strategic priority is to outperform Transco's new regulatory targets, whilst maintaining the drive for continuous improvement in safety, reliability and service.

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services will be operated on a national basis to maximise economies of scale.

Over the duration of the new price control period, Transco is expected to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs. The Lattice Directors remain confident that further outperformance should be achievable.

With regard to telecommunication interests, SST is expected to generate a positive operating cash flow during the course of the financial year ended 31 March 2003. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

The Lattice Enterprises' portfolio will continue to be actively managed, nurturing those growth opportunities complementary to energy delivery.

Since 31 March 2002, Lattice has continued to perform well.

5.3 National Grid Transco

Based on the current performance of both National Grid and Lattice (which, following completion of the Merger, will form National Grid Transco), combined with the expected benefits of the Merger, the National Grid Transco Directors have confidence in the prospects for the Merged Group.

6. Board of directors

The Board of National Grid Transco will be drawn from the Boards of both National Grid and Lattice. The proposed members of the National Grid Transco Board are:

Chairman (Non-executive)	Sir John Parker*
Deputy Chairman (Non-executive)	James Ross
Group Chief Executive	Roger Urwin
Group Finance Director	Steve Lucas*
Group Director	Edward Astle
Group Director	Steven Holliday
Group Director	Colin Matthews*
Group Director	Rick Sergel
Group Corporate Affairs Director	John Wybrew*
Non-executive Director	John Grant
Non-executive Director	Kenneth Harvey*
Non-executive Director	Bonnie Hill
Non-executive Director	Paul Joskow
Non-executive Director	Stephen Pettit*
Non-executive Director	George Rose*

* New National Grid Transco Directors

It is anticipated that the Group Directors of National Grid Transco will have the following roles and responsibilities:

- Edward Astle will be responsible for all of the Merged Group's infrastructure services, the majority of the businesses currently forming Lattice Enterprises and the Merged Group's remaining telecommunications businesses;

- Steven Holliday will be responsible for National Grid Group's UK electricity transmission business and for bringing this together with Transco's National Transmission and Trading;

- Colin Matthews will be responsible for Transco's distribution networks and Metering and Meter Reading services; and

- Rick Sergel will be responsible for National Grid Group's US utility businesses.

7. Corporate governance

Following the Merger, National Grid Transco will continue to maintain the Code of Business Practice established by National Grid, constructed around the Principles of Good Governance contained in the Combined Code appended to the Listing Rules. The Audit, Remuneration and Nominations Committees of National Grid, as described in section 7 of Part II of this document, will also be maintained, with appropriate alterations to the composition of these committees to reflect the membership of the Board of National Grid Transco. It is intended that the committee structure of National Grid Transco will be reviewed following completion of the Merger.

8. Employees

National Grid Group and Lattice Group attach great importance to retaining the skills and expertise of their management and employees. The Boards of National Grid and Lattice believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees. As far as possible, job losses will be achieved by normal staff turnover, voluntary redundancy and early retirement.

The existing employment rights of employees of both National Grid Group and Lattice Group will be fully safeguarded.

9. Summary of the terms of the Merger

The terms of the Merger are based on the relative equity market capitalisations of the two companies in the period immediately preceding the announcement of the Merger on 22 April 2002.

The Merger is to be implemented by way of the Lattice Scheme. Under the terms of the Lattice Scheme, National Grid will issue New National Grid Transco Shares to Lattice Shareholders and their existing Lattice Shares will be cancelled. Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the basis of 0.375 of a New National Grid Transco Share for each Lattice Share held at the Lattice Scheme Record Time, and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Upon completion of the Merger, Lattice will become a wholly-owned subsidiary of National Grid. National Grid will change its name to National Grid Transco and will retain its listings on both the London Stock Exchange and the New York Stock Exchange. The Special Shareholder will retain the National Grid Special Share, the rights of which will be amended, principally to reflect National Grid Transco's ownership of Transco. Under the terms of the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid to the Special Shareholder and the Lattice Special Share will be cancelled.

Upon completion of the Merger, the issued share capital of National Grid Transco will be approximately 3,100 million National Grid Transco Shares of which National Grid Shareholders and Lattice Shareholders will hold approximately 57.3 per cent. and 42.7 per cent. respectively, based on the issued share capital of the two companies as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Merger. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

10. Inducement fee

As an inducement to both National Grid and Lattice to enter into and implement the Merger, National Grid and Lattice have entered into an inducement fee agreement under which each party agrees to pay the other a fee of £60 million if certain events occur which result in the Merger not completing in accordance with its terms. Further details on the inducement fee agreement are set out in section 19.1.2(a) of Part IX of this document.

11. Conditions, consents and timing

The Merger is subject to the conditions and further terms set out in Part VIII of this document, including the approval of the Merger and related matters by shareholders of both National Grid and Lattice, sanction of the Lattice Scheme by the Court and satisfaction of certain regulatory conditions, as described below.

The Merger will require approval by an ordinary resolution of National Grid Shareholders to be proposed at the National Grid EGM. Special resolutions to change the name of National Grid to National Grid Transco and to adopt the National Grid Transco Articles will also be proposed at the National Grid EGM. The National Grid Transco Articles incorporate changes to the rights of the Special Shareholder, principally to reflect National Grid Transco's ownership of Transco. In addition, adoption of the National Grid Transco Articles will increase the maximum aggregate amount of fees which can be paid to non-executive directors from £500,000 to £1,000,000. This reflects the change in the composition of the Board of National Grid and the increase in the number of its non-executive directors. At the National Grid EGM, an ordinary resolution will also be proposed to approve the 2002 Share Plan.

The implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. The statutory majority required to approve the Lattice Scheme at the Lattice Court Meeting is a simple majority in number of the Lattice Shareholders present and voting (either in person or by proxy), representing not less than 75 per cent. of the number of Lattice Shares held by Lattice Shareholders who vote at the Lattice Court Meeting. The Lattice Court Hearing is expected to be held in autumn 2002. Lattice Shareholders will have the opportunity to attend the Lattice Court Hearing, to support or oppose the Lattice

Scheme and to appear in person or be represented by Counsel. At the Lattice EGM, a special resolution will be proposed to approve the implementation of the Lattice Scheme. In order to pass the special resolution, not less than 75 per cent. of the votes cast by Lattice Shareholders must be in favour of the resolution.

The Lattice Scheme can only become effective if all the conditions to which the Lattice Scheme is subject have been satisfied or waived by no later than 31 March 2003, or such later date, if any, as National Grid and Lattice may agree and the Court may allow. The Lattice Scheme will become effective upon a copy of the Order being registered by the Registrar of Companies. Once the Lattice Scheme becomes effective, the terms will be binding on all Lattice Shareholders irrespective of whether they attended the Lattice Court Meeting and irrespective of the manner in which they voted.

In addition, the Merger cannot be completed until National Grid and Lattice have received to their satisfaction, acting reasonably, certain regulatory and other consents and approvals in the UK and the US. In the UK, the required regulatory approvals include the Secretary of State not referring the Merger or any matter arising therefrom or related thereto to the Competition Commission. A decision by the Secretary of State is expected during July 2002. A further condition of the Merger is that any modification sought by the Authority to the licences held by National Grid Company and Transco is on terms satisfactory to both National Grid and Lattice, acting reasonably. The Authority has undertaken an initial consultation about regulatory issues arising from the Merger and this may, in time, lead to further consultation about licence modifications. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as the holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as the holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission. In addition the Secretary of State has given these consents without prejudice to her rights under a licence granted to 186k under the Telecommunications Act 1984. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

The only regulatory approval outstanding in the US is authorisation from the SEC under the Public Utility Holding Company Act of 1935 in respect of the amount that National Grid may invest in utility companies outside the US and the financing arrangements for such investments. In reviewing National Grid's application, the SEC will consider whether the financing arrangements would have an adverse impact on the financial integrity of National Grid, any US utility subsidiary of National Grid, such subsidiary's customers, and the ability of US state regulatory commissions to protect such utility subsidiaries and customers. The SEC will also consider the financial performance of National Grid's UK utility operations and its telecommunications investments. National Grid believes that the SEC will authorise the financing of the Merger, although there can be no assurance that this authorisation will be granted. National Grid believes that the SEC will issue its authorisation during autumn 2002, but there is no statutory deadline by which the SEC must act on National Grid's application.

It is expected that the Lattice Scheme will become effective and that the Merger will complete during autumn 2002.

12. Year end and dividends

Following completion of the Merger, it is intended that the accounting reference date for National Grid Transco will remain as 31 March.

Lattice Shareholders who were entitled to receive Lattice's second interim dividend of 5.4 pence per Lattice Share received this dividend on 14 June 2002. As has been previously announced, Lattice will not pay a final dividend in respect of the 15 month period ended 31 March 2002. National Grid Shareholders will have the right to receive the National Grid Final Dividend to be paid on 15 August 2002. New National Grid Transco Shares, issued pursuant to the Lattice Scheme, will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

Following completion of the Merger, National Grid Transco intends to pay dividends which reflect National Grid's progressive dividend policy, which aims to increase dividends per share (expressed in sterling) by 5 per cent. per annum in real terms for each year to 31 March 2006. This will be based on National Grid's full year dividend of 16.04 pence per National Grid Share for the year ended 31 March 2002.

It is expected that the first dividend paid by National Grid Transco will be the interim dividend in respect of the financial year ending 31 March 2003, expected to be announced at the time of its interim results for the six months ending 30 September 2002.

If the Merger is approved by National Grid Shareholders and Lattice Shareholders but does not become effective prior to the announcement of National Grid's interim results for the six months ending 30 September 2002, it is intended that both companies will announce their interim results and interim dividends on the same day. Lattice Shareholders will receive an interim dividend from Lattice on the basis that each Lattice Share will be entitled to an amount equal to 37.5 per cent. of the dividend declared per National Grid Share for the period. The amount of this dividend is consistent with the exchange ratio under the Merger and will reflect National Grid's current dividend policy.

13. National Grid Transco share plans

13.1 Proposed National Grid Transco Performance Share Plan 2002

The remuneration committee of National Grid is seeking shareholder approval at the National Grid EGM for the 2002 Share Plan in order to ensure that it will have sufficient flexibility to set and operate an appropriate remuneration policy for senior executives within the Merged Group. The 2002 Share Plan will replace a similar Lattice share scheme in respect of which no awards will be made after completion of the Merger.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. The remuneration committee of National Grid Transco will consider whether, and if so how, to operate the 2002 Share Plan in conjunction with the existing National Grid Share Plans. It will do so in the context of ensuring that senior executives of the Merged Group continue to receive competitive, but not excessive, levels of remuneration which provide an appropriate balance between fixed and incentive pay and between short-term and long-term incentives and which, in its view, are in the overall best interests of all shareholders.

The remuneration committee's policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of National Grid Transco and shareholders will be given an opportunity to vote on that policy as part of the Directors' remuneration report at future Annual General Meetings of National Grid Transco.

The key feature of the 2002 Share Plan is that recipients may receive an award of National Grid Transco Shares at the discretion of the remuneration committee of National Grid Transco worth up to 1.25 x base salary each year. In determining the actual level of awards, the remuneration committee of National Grid Transco will have regard both to external market practice and the level of awards (if any) under the National Grid Share Plans. Awards will not be made to the same participants in the same financial year under all three of National Grid Transco's discretionary share incentive plans. Any awards under the 2002 Share Plan will normally only vest if challenging performance criteria (set at the date of award) are satisfied and the participant remains employed by the Merged Group for a period of at least three years. While it is for the remuneration committee to determine appropriate performance criteria, it is not currently envisaged that awards will normally vest at all unless National Grid Transco's total shareholder return is at least at the median of an appropriate comparator group and will not fully vest unless its total shareholder return is at least in the upper quartile. The remuneration committee will not operate the 2002 Share Plan without first consulting the Association of British Insurers and National Grid Transco's principal shareholders regarding the terms of its operation.

A summary of the 2002 Share Plan is set out in section 10 of Part IX of this document.

13.2 National Grid Share Plans

Completion of the Merger will not affect the National Grid Share Plans.

13.3 Lattice Share Schemes

Following completion of the Merger, no further awards will be made under the Lattice Share Schemes except in respect of the Lattice Group All Employee Share Ownership Plan under which further awards may be made. Any such further awards will be over National Grid Transco Shares.

A summary of the Lattice Group All Employee Share Ownership Plan is set out in section 11.2.4 of Part IX of this document.

14. Listings, dealings and settlement information

National Grid Transco will have its primary listing on the London Stock Exchange. Applications have been made to the UK Listing Authority for the New National Grid Transco Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. The expected timetable will be finalised following satisfaction or waiver of the final regulatory condition to the Merger and upon agreement with the Court. National Grid Shareholders and Lattice Shareholders will be notified of the finalised timetable by announcement via the Regulatory News Service of the London Stock

Exchange. It is expected that Admission will become effective and that dealings for normal settlement in the New National Grid Transco Shares will commence on the Lattice Scheme Effective Date (which is expected to be during autumn 2002). National Grid Transco will maintain National Grid's listing of ADSs on the New York Stock Exchange.

On the Lattice Scheme Effective Date, Lattice Shares will cease to be listed on the Official List. The last day of dealings in Lattice Shares on the London Stock Exchange will be the last business day before the Lattice Scheme Effective Date.

National Grid Shareholders who hold their shares in certificated form will retain their existing certificates, which will remain valid. New certificates in the name of National Grid Transco will be issued when transfers to persons who wish to hold their National Grid Transco Shares in certificated form are lodged for registration. National Grid ADS holders who hold their ADSs in certificated form through ADR certificates will also retain their ADR certificates, which will remain valid as ADSs of National Grid Transco. National Grid intends to amend its existing deposit agreement such that, following completion of the Merger, any new certificated ADRs issued and any previously outstanding ADR certificates presented for registration of transfer will be issued in the name of National Grid Transco.

For Lattice Shareholders who hold their Lattice Shares in a CREST account, New National Grid Transco Shares are expected to be credited to the relevant CREST account at 8.00 a.m. on the Lattice Scheme Effective Date. For those Lattice Shareholders holding Lattice Shares in certified form, definitive share certificates for the New National Grid Transco Shares are expected to be despatched no later than 14 days after the Lattice Scheme Effective Date.

It is expected that, shortly following completion of the Merger, details will be sent to National Grid Transco Shareholders of a share dealing facility.

15. Overseas shareholders

The implications of the Lattice Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK (each an "overseas shareholder") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Lattice Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of New National Grid Transco Shares to any overseas shareholder would infringe the laws of any jurisdiction outside the UK, or would require National Grid to observe any governmental or other consent or any registration, filing or other formality, the Lattice Scheme provides that such New National Grid Transco Shares to which such overseas shareholder would otherwise be entitled shall either (i) be issued to a nominee for such shareholder appointed by National Grid on terms that such nominee shall, as soon as practicable, sell the shares so issued or (ii) be issued to the overseas shareholder and then sold on his behalf. In either case, the net proceeds of sale will be remitted to the relevant overseas shareholder.

Overseas holders of Lattice Shares should refer to section 18 of Part IX of this document, which contains important information relevant to securities law in certain overseas jurisdictions.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Lattice Scheme. For summaries of the UK and overseas taxation consequences of holding New National Grid Transco Shares, see sections 16 and 17, respectively, of Part IX of this document.

16. Meetings

The Lattice Court Meeting has been convened for 2.30 p.m. on Monday, 15 July 2002 (the same date as the Lattice AGM) or, if later, immediately after the conclusion or adjournment of the Lattice AGM, pursuant to an order of the Court. At the Lattice Court Meeting, or at any adjournment thereof, Lattice Shareholders will consider and, if thought fit, approve the Lattice Scheme.

The Lattice EGM has been convened for 2.45 p.m. on Monday, 15 July 2002 (the same date as the Lattice AGM and the Lattice Court Meeting) or, if later, immediately after the conclusion or adjournment of the Lattice Court Meeting. At the Lattice EGM, or at any adjournment thereof, Lattice Shareholders will consider and, if thought fit, pass the resolutions necessary to implement the Lattice Scheme and the Merger.

The National Grid EGM has been convened for 11.30 a.m. on Tuesday, 23 July 2002 (or, if later, immediately after the conclusion or adjournment of the National Grid AGM convened for 11.00 a.m. that day). At the National

Grid EGM, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, pass, inter alia, the resolutions necessary to approve and implement the Merger.

17. Listing Particulars

A copy of these Listing Particulars is available on the National Grid website at *www.nationalgrid.com*. Copies are also available, free of charge, by application to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by calling the shareholder helpline on 0800 035 2778 (or, from outside the UK, +44 20 7864 9093) between 8.00 a.m. and 6.00 p.m. Monday to Fridays, at any time prior to completion of the Merger. A copy of the Listing Particulars may also be obtained from the registered office of National Grid Group plc, 15 Marylebone Road, London NW1 5JD, the registered office of Lattice Group plc, 130 Jermyn Street, London SW1Y 4UR, or the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. In addition, a copy of this document may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, and at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger. A copy will also be available for inspection at the National Grid EGM and the Lattice EGM. Holders of National Grid ADSs may obtain a copy of the Listing Particulars free of charge by contacting the ADS holder helpline on 1-800-466-7215 in the US (or, from outside the US, 1-610-312-5315).

INFORMATION ON NATIONAL GRID GROUP

1. Overview of National Grid Group

National Grid Group is an international networks business. Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution networks and gas distribution networks in the north-eastern US. It also operates electricity interconnectors between England and each of France and Scotland and between the US and Canada. National Grid Group is also developing an electricity interconnector in Australia and has interests in electricity transmission networks in Argentina and Zambia with joint venture partners.

National Grid Group has transferred its network skills to the telecommunications market. Its interests include wholly-owned infrastructure businesses in the UK and US.

After completion of the Merger, as described in Part I of this document, National Grid Transco will continue to undertake the operations and activities described in this Part II and will also undertake the operations and activities of Lattice Group described in Part III of this document.

2. History and development of National Grid Group

2.1 Corporate history

In 1990, the electricity industry in England and Wales was restructured under the terms of the Electricity Act. National Grid Company assumed, from the CEGB, ownership and control of the electricity transmission system and the CEGB's interests in the interconnectors with France and Scotland. At the same time a holding company was established for National Grid Company, the principal shareholders of which were the 12 RECs.

The holding company was re-named The National Grid Group plc in November 1995. In December 1995, National Grid's ordinary shares were admitted to trading on the London Stock Exchange's market for listed securities, at which time seven RECs distributed to their respective shareholders all or part of their holdings in National Grid. One further REC distributed to its shareholders its holding in National Grid in January 1996. As required by the National Grid Articles, all the RECs (including their affiliates) had disposed of holdings in excess of 1 per cent. of National Grid's issued ordinary share capital by December 1996. The National Grid Special Share was issued in 1990 and is held by the Secretary of State.

National Grid ADSs were listed on the New York Stock Exchange in October 1999. In March 2000, National Grid was registered as a holding company under the US Public Utility Holding Company Act of 1935.

On 31 January 2002, National Grid was introduced as the new holding company for the National Grid group by means of a Court-sanctioned scheme of arrangement undertaken in connection with the acquisition of Niagara Mohawk.

2.2 Development of the business

National Grid Group's initial investments in electricity activities outside the UK were in Argentina and Zambia in 1993 and 1997 respectively. In 2000, National Grid Group entered the US electricity market with the acquisitions of NEES and EUA. In January 2002, National Grid Group expanded its presence in the US energy sector through the acquisition of Niagara Mohawk. These three companies now operate as National Grid USA, an electricity transmission and distribution and gas distribution business operating in Massachusetts, Rhode Island, New Hampshire and New York State. The National Grid Directors believe that National Grid USA provides an excellent platform from which to expand National Grid Group's activities in the north-eastern US. Further information on National Grid USA is given in section 4.3 below.

National Grid Group's involvement in telecommunications activities began in 1993 with the establishment of Energis and subsequently expanded to include joint ventures in Poland and Latin America. In addition, National Grid Group has wholly-owned infrastructure services businesses in the UK and US, GridCom and NEESCom respectively.

On 30 May 2002, National Grid Group announced its decision to withdraw from its existing investments in alternative telecommunications network operators. National Grid Group has fully written down the carrying value of these telecommunications investments and has provided for all expected related liabilities. Further information on the National Grid Group's telecommunications interests is set out in section 4.5 below.

3. Financial summary

The summary financial information for the three years ended 31 March 2002 in the table below has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part IV of this document. The summary financial information set out in the remainder of this Part II for the three years ended 31 March 2002 has been extracted without material adjustment from the Annual Report of National Grid for the year ended 31 March 2002. National Grid Shareholders and Lattice Shareholders should read the whole of this document and not just rely on the summary information in this Part II.

	Year ended 31 March		
Summary National Grid Group profit and loss account	**2002 £m**	**2001 £m**	**2000 £m**
Turnover	4,401.0	3,799.7	1,614.7
Operating profit before exceptional items and goodwill amortisation	874.7	739.4	554.0
Exceptional costs	(121.4)	(45.3)	—
Impairment of investments in joint ventures and associate	(792.3)	—	—
Goodwill amortisation[1]	(90.4)	(84.6)	(8.2)
Total operating (loss)/profit	(129.4)	609.5	545.8
Exceptional profit relating to partial disposal of Energis	20.1	243.3	1,029.6
Profit on disposal of investments	10.6	20.1	—
Profit on disposal of tangible fixed assets	22.0	—	—
Net interest			
– excluding exceptional item	(292.5)	(255.1)	(67.5)
– exceptional item	(92.5)	—	—
	(385.0)	(255.1)	(67.5)
(Loss)/profit before taxation	(461.7)	617.8	1,507.9
Taxation			
– excluding exceptional items	(85.4)	(182.1)	(152.8)
– exceptional items	60.1	235.4	(229.5)
	(25.3)	53.3	(382.3)
(Loss)/profit after taxation	(487.0)	671.1	1,125.6
Minority interests	(6.3)	(6.9)	(3.6)
	(493.3)	664.2	1,122.0

Note:

(1) Includes goodwill relating to joint ventures and associate.

Throughout this section 3, unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

The increase in operating profit in the year ended 31 March 2001 principally reflected the first full-year contribution from National Grid USA together with increased contributions from Energis and electricity transmission joint ventures. The improvement in operating profit was partially offset by the increased losses of Intelig and other telecommunications joint ventures and lower profit contributions from UK transmission and UK interconnectors.

The increase in operating profit in the year ended 31 March 2002 reflected two months contribution from Niagara Mohawk, increased contributions from the UK transmission and US transmission and distribution businesses, and reduced losses of Intelig. These were partially offset by lower contributions from UK interconnectors and US stranded costs recovery and generation, plus increased losses from group telecommunications activities, telecommunications joint ventures and Energis.

Exceptional costs in the year ended 31 March 2002 principally reflect restructuring and integration costs associated with a reorganisation within the UK, and the integration of Niagara Mohawk. The 2001 exceptional costs related to the integration of NEES and EUA. During the year ended 31 March 2002, National Grid Group recorded impairments of the Latin American telecommunications investments (£290.4 million), the investment in Energis (£392.1 million) and the investment in Energis Polska (£109.8 million), including provision for related liabilities.

The increase in goodwill amortisation in the year ended 31 March 2001 was mainly as a result of the NEES and EUA acquisitions. The further increase in the year ended 31 March 2002 was due to the acquisition of Niagara Mohawk.

In each of the years ended 31 March 2002, 2001 and 2000, National Grid Group recorded exceptional profits of £20.1 million, £243.3 million and £1,029.6 million respectively which were associated with the partial disposals of its shareholding in Energis. In addition, in 2002 National Grid Group recorded exceptional profits on the disposals of a joint venture (£10.6 million) and tangible fixed assets (£22.0 million) and in 2001, an exceptional profit of £20.1 million on the disposal of its market services businesses.

The increase in net interest in the year ended 31 March 2001 was largely attributable to the acquisitions of NEES and EUA, which were funded out of cash balances and new borrowings. The increase in the year ended 31 March 2002 is explained by the acquisition of Niagara Mohawk and an increase in National Grid Group's share of associated undertakings net interest charge, partially offset by interest rate reductions, principally on US dollar borrowings.

In the year ended 31 March 2002, National Grid Group recorded an exceptional interest charge relating to its share of a joint venture's foreign exchange financing charge arising form the devaluation of the Argentine Peso.

The effective tax rates for each of the years ended 31 March 2002, 2001 and 2000, excluding the impact of exceptional items, were 17.4 per cent., 45.6 per cent. and 31.9 per cent. respectively. In the years ended 31 March 2002 and 2001, the tax charges excluding exceptional items include credits of £73 million and £20 million respectively arising from an adjustment to prior years' tax.

The exceptional tax credit in 2001 of £235.4 million primarily represents the reversal of the 2000 exceptional tax charge of £229.5 million relating to the exceptional profit on the partial disposal of Energis, and arises from the realisation of capital losses for tax purposes as a result of National Grid Group restructurings.

4. National Grid Group's businesses

4.1 Transmission in England and Wales

4.1.1 Regulatory framework

The electricity industry in England and Wales is regulated primarily under the Electricity Act and the Utilities Act which together established the Authority and a regime for the licensing of electricity generation, transmission, distribution and supply. The Authority is responsible for the supervision and enforcement of the licensing regime. It also has concurrent powers with the Director General of Fair Trading under the Competition Act 1998.

Under the Electricity Act, the Authority's principal objective in carrying out its functions relating to licensing is to protect the interests of consumers in relation to electricity conveyed by distribution systems, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the generation, transmission, distribution or supply of electricity.

National Grid Group's principal UK operating subsidiary, National Grid Company, is the sole holder of the electricity transmission licence for England and Wales and is the owner and operator of the high-voltage electricity transmission system. It is required, under the terms of the regulatory regime, to develop, operate and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.

The transmission licence came into effect in March 1990, was substantially restated in September 2001 and, unless revoked, will continue in force until terminated by the Authority at not less than 25 years' notice. It is revocable by the Authority upon the occurrence of certain events. These include National Grid Company failing to comply with certain orders made under the Electricity Act or competition legislation, failing to pay financial penalties under the Electricity Act or becoming subject to certain events of insolvency. The licence conditions can be changed using the procedures in the Electricity Act or in the conditions themselves.

Other provisions in the licence prohibit discrimination by National Grid Company in its dealings with its customers and require the transmission system to be planned, developed and operated in accordance with specified system security and quality of supply standards which cover both the integrated network and connections.

With the principal exception of the procurement and use of balancing services in connection with the operation of its transmission system, described in section 4.1.5(iii) below, National Grid Company is prohibited by the terms of the transmission licence from purchasing or otherwise acquiring electricity on its own account for the purpose of sale to third parties, except with the consent of the Authority. The transmission licence requires National Grid Company to submit to the Authority audited accounts in respect of its UK transmission business and to procure that the transmission business does not give any cross-subsidy to or receive any cross-subsidy from any other business of National Grid Company or any affiliate or related undertaking of National Grid Company. The transmission licence also provides for regulation of National Grid Company's transmission revenues, further details of which are set out in section 4.1.5 below.

The licence includes provisions to ring fence the activities of National Grid Company from other activities of National Grid Group through: restrictions that prevent National Grid Company from undertaking activities other than its licensed businesses (subject to a de minimis exception); ensuring that sufficient management and financial resources are available to National Grid Company; undertakings that National Grid and other companies within National Grid Group will (i) not take any action that would cause National Grid Company to breach the licence or the Electricity Act and (ii) make information available to the Authority where needed; an obligation to use reasonable endeavours to maintain an investment grade issuer credit rating; and obligations to deal on an arm's length basis and normal commercial terms with other companies within National Grid Group, restricting in particular guarantees, transfer of resources and cross-default arrangements.

In enforcing the transmission licence and other obligations imposed by the Electricity Act, the Authority can make legally enforceable orders, which may include monetary penalties. The Electricity Act enables the Authority (subject to passing of the relevant statutory instrument) to levy financial penalties on transmission licensees for contravening any licence condition or relevant requirement of the Electricity Act or Utilities Act.

The Authority is seeking to introduce common rules for trading arrangements and transmission access across Britain, commonly known as the British Electricity Trading and Transmission Arrangements or BETTA. These rules are expected to replace the separate arrangements currently in existence for England and Wales on the one hand and Scotland on the other. Following a series of consultations, and subject to appropriate legislation being passed, it is currently expected that BETTA will be implemented by April 2004.

4.1.2 National Grid Company's customers

National Grid Company's customers are:

- the generators who own and operate the generating stations at which electricity is produced;
- the interconnector users who trade electricity across the interconnectors with Scotland and France;
- the electricity distribution companies who transfer electricity from the transmission network across their local distribution networks to customers;
- the electricity suppliers who purchase electricity under contract and sell it to their customers; and
- directly-connected customers, who are industrial consumers of electricity and whose premises, by reason of the size and technical characteristics or location of their electricity demand, are directly connected to National Grid Company's transmission network.

4.1.3 Physical assets

The transmission network in England and Wales consists of approximately 4,500 miles of overhead lines, approximately 400 miles of underground cable and some 340 substations at around 230 separate sites. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV.

National Grid Company plans and develops the transmission network to meet the needs of customers and to ensure continued compliance with security standards specified in the transmission licence. Capital expenditure on the renewal, reinforcement and extension of the transmission network, including interest capitalised, was £370.6 million in the year ended 31 March 2002, compared with £361.2 million in the year ended 31 March 2001 and £286.5 million in the year ended 31 March 2000.

4.1.4 Operation and control

Day-to-day operation and control of the transmission system involve the continuous matching of generation output to demand for electricity, ensuring the stability and security of the power system and the maintenance of

satisfactory voltage and frequency. These activities are undertaken from the National Grid control centre in Berkshire, with safety management of the transmission system being co-ordinated from the network operations centre in the Midlands.

National Grid Company is responsible for matching generation and demand in real time 24 hours a day in order to maintain the quality and security of electricity supply. Since the new electricity trading arrangements were introduced on 27 March 2001, National Grid Company has discharged this obligation by procuring and using services, known collectively as balancing services, from parties to the balancing and settlement arrangements including generators, suppliers and large industrial consumers of electricity. Balancing services comprise ancillary services procured by National Grid Company under contract, principally from generators, the acceptance by National Grid Company of bids and offers to increase or decrease the quantities of electricity to be delivered to or taken from the total system and electricity traded by National Grid Company, either bilaterally or on recognised power exchanges. The balancing services incentive scheme described below gives National Grid Company a financial incentive to undertake this activity efficiently.

4.1.5 Transmission revenues

As transmission asset owner and system operator, National Grid Company is responsible for the development, construction, maintenance, operation and commercial management of the transmission network. It earns its revenues as transmission asset owner through charges to generators, interconnector users, distributors, suppliers and directly-connected customers for use of and connection to the transmission system and, as system operator, through charges for the provision of balancing services.

(i) Revenue-controlled charges

Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The Authority sets the restriction to allow the recovery of what the Authority considers to be an efficient level of costs and a reasonable rate of return on capital employed. The revenue restriction formula is reviewed from time to time by the Authority, typically at intervals of four to five years. The current revenue restriction was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. In the first year of the current revenue restriction, permitted revenue was determined by reference to a pre-determined amount which is set out in the transmission licence. From 1 April 2002, revenue is permitted to increase annually in line with RPI, minus an efficiency factor, X, which has been set by the Authority at 1.5. The revenue restriction formula also contains an adjustment mechanism that adjusts revenue by reference to the level of capital expenditure undertaken by National Grid Company in relation to new generation connections.

(ii) Post-1990 connection charges

National Grid Company is permitted by the transmission licence to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

(iii) Balancing Services Use of System Charges and Balancing Services Incentive Scheme

Revenue from charges for provision of balancing services described in section 4.1.4 above is regulated by means of the balancing services incentive scheme set out in the transmission licence. This sets an annual target for the external costs incurred by National Grid Company in balancing the system in the period up to 31 March 2003. The transmission licence provides that, if external costs are below £460 million in the 365 days up to 31 March 2003, National Grid Company will retain 60 per cent. of the savings up to a maximum potential income of £60 million. If external costs are more than £460 million, National Grid Company will bear 50 per cent. of the excess up to a maximum potential liability of £45 million. Targets have also been set for internal costs associated with balancing the system, which are subject to the same percentage sharing factors as for external costs.

(iv) Procurement of ancillary services

Ancillary services are included within the balancing services described in section 4.1.4 above. National Grid Company is able to recover the costs incurred in procuring ancillary services as part of its balancing services activity.

(v) Other transmission revenue

National Grid Company also undertakes maintenance work for generators and distributors. Charges for these services are unregulated.

UK transmission turnover was £1,241.8 million in the year ended 31 March 2002 (2001: £1,315.6 million, 2000: £1,319.7 million); operating profit in the same period, before exceptional reorganisation costs, amounted to £524.7 million (2001: £486.3 million, 2000: £523.1 million).

4.2 UK interconnectors

National Grid Group has ownership interests in interconnectors with France and Scotland. Arrangements for the auctioning of the capacity of the French interconnector are described below. National Grid Company is required to set its charges for use of the Scottish interconnector to recover no more than a reasonable rate of return on the capital represented by the interconnector. However, it is expected that following the introduction of BETTA, described in section 4.1.1 above, there will be no special charging arrangements for the Scottish interconnector.

Operating profit from UK interconnectors in the year ended 31 March 2002 was £19.8 million (2001: £42.8 million, 2000: £46.6 million). The reduction in operating profit for interconnectors in the year ended 31 March 2002 is largely attributable to the fall in wholesale electricity prices in England and Wales, which limited the value of capacity to users of the French interconnector.

4.2.1 France

The interconnector with France has a nominal transfer capability of 2,000 MW in either direction and consists of four pairs of submarine cables, together with land-based equipment on either side of the English Channel. National Grid Company owns two pairs of cables and the land-based equipment on the English side, the remaining assets being owned by Gestionnaire du Reseau de Transport d'Electricité ("RTE"), the transmission division of Electricité de France.

National Grid Company auctions (jointly with RTE) blocks of interconnector capacity to third parties on timescales ranging from three years to one day. Auctions of three-year and one-year blocks representing approximately sixty per cent. of the total capacity of the interconnector have been completed. An auction for 300 MW capacity from April to June 2002 has also been held and the remaining capacity is being offered in daily auctions.

4.2.2 Scotland

National Grid Company's transmission network is interconnected with that of Scottish Power plc, which in turn is interconnected with that of Scottish and Southern Energy plc. National Grid Company owns the interconnector assets up to the national boundary between England and Scotland. The full transfer capability of the National Grid Company's interconnector assets is currently made available under contract to Scottish Power plc and Scottish and Southern Energy plc, which pay charges to National Grid Company for use of its assets based on the availability of the interconnector.

The interconnector currently has a nominal transfer capability of 1,600 MW, but this is often limited by system conditions to lower levels. Under the terms of an agreement with Scottish Power plc and Scottish and Southern Energy plc, work is in progress to increase the capability of the interconnector to 2,200 MW. Full availability of this increased capability awaits completion of a new transmission line in North Yorkshire.

4.2.3 Interconnector business development

National Grid Group's strategy is to extract value from its interconnector skills by designing, building and operating new interconnectors where there is potential for trading between electricity markets. National Grid Group is currently investigating the potential for new interconnectors between England and Norway, between England and the Netherlands and between Wales and the Republic of Ireland. National Grid Group's involvement in the Basslink interconnector project in Australia is described in section 4.4.3 below.

4.3 United States

4.3.1 Introduction

National Grid Group entered the US market in 2000 through the acquisition of NEES and EUA at a cost of approximately £2.1 billion and £0.4 billion respectively (excluding any assumed debt). On 31 January 2002, National Grid Group completed its acquisition of Niagara Mohawk at a cost of approximately £2.2 billion (excluding any assumed debt), more than doubling the size of its US business. These three companies now operate as National Grid USA.

In aggregate, National Grid USA operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles located in Massachusetts, Rhode Island, New Hampshire and New York. It is the leading electricity transmission and distribution service provider in the north-eastern US by reference to energy delivered and length of transmission network and the ninth largest utility in the US, as measured by the number of electricity distribution customers, which exceeds 3.2 million. It also operates a natural gas delivery system of over 8,000 miles of pipelines and mains serving over 500,000 customers in New York State. Following completion of the acquisition of Niagara Mohawk and its integration into National Grid Group's existing US operations, National Grid USA's electricity transmission and distribution and gas distribution businesses have been organised into two divisions, New England and New York.

In addition, National Grid USA owns minority interests in three nuclear generating units which are permanently shut down and in two operating nuclear generating units which it is in the process of divesting, together with a telecommunications company, NEESCom, which are described in greater detail in sections 4.3.6 and 4.5.4 below.

4.3.2 Financial summary

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in the year ended 31 March 2002 was £378.3 million (2001: £293.6 million). The New England division included:

- £165.6 million (2001: £154.8 million) from electricity distribution;
- £60.3 million (2001: £49.6 million) from electricity transmission;
- £17.3 million (2001: £22.3 million) from the US-Canada interconnector;
- £44.3 million (2001: £61.7 million) from stranded cost recovery and generation; and
- £5.1 million (2001: £7.9 million) from nuclear generation joint ventures.

The contribution from the New York division (formerly Niagara Mohawk) for the two months following completion of the acquisition of Niagara Mohawk on 31 January 2002, included:

- £66.8 million from electricity; and
- £17.0 million from gas.

The acquisition of Niagara Mohawk was earnings enhancing after goodwill amortisation but before exceptional costs.

The summary above does not show comparative figures for the year ended 31 March 2000 for National Grid USA as the company was created on 22 March 2000, through the acquisition of NEES. As a result of the short period of ownership, the operating profit of National Grid USA in the year ended 31 March 2000 was not material and is therefore not presented.

4.3.3 Electricity – New England

National Grid USA owns and operates a network of approximately 31,000 miles of distribution lines and 3,000 miles of transmission lines in Massachusetts, Rhode Island and New Hampshire, serving over 1.7 million customers.

(i) Operating environment

(a) Electricity industry restructuring

The electricity industries in Massachusetts, Rhode Island and New Hampshire have been restructured to promote competition in the electricity market and to give customers a choice of electricity supplier.

Prior to this industry restructuring, the New England electricity distribution companies now forming part of National Grid USA supplied electricity to all retail customers in their respective service territories and purchased all of their electricity requirements from their transmission affiliate NEP. Since the restructuring, National Grid USA's New England electricity distribution companies have opened their retail markets to competition and NEP has sold, or is in the process of selling, its remaining generating capacity.

(b) Standard offer and default obligations

As part of the electricity industry restructuring arrangements, National Grid USA's New England electricity distribution companies are required to make electricity supply available to certain customers in their respective service territories under transitional arrangements known generally as standard offer service.

Standard offer service is available to retail customers who have chosen not to select an alternative supplier. In the year ended 31 March 2002, approximately two-thirds of electricity delivered by National Grid USA's New England electricity distribution companies was on standard offer terms. Almost all of the electricity required to supply standard offer customers in New England is purchased by National Grid USA under contracts whose terms substantially match the duration of the requirement to provide standard offer service. The standard offer terms allow for rates to be adjusted for changes in fuel prices, subject to regulatory approval.

The New England electricity distribution companies are also obliged to make a default service available to customers who are not eligible for standard offer service and have not obtained electricity supply from an alternative supplier. In Massachusetts, default service is also available to new customers, defined as customers who started taking service after 1 March 1998. National Grid USA purchases electricity under short-term wholesale contracts to meet the requirements of default service customers. Under the regulatory settlements, electricity purchase costs incurred by National Grid USA's New England electricity distribution companies for the default service are passed on to customers.

(c) Stranded cost recovery

Under the regulatory settlements associated with the industry restructuring described in section 4.3.3(i)(a) above, NEP is permitted to recover the costs associated with investment in generating capacity, including investments in nuclear generation and related decommissioning contributions and contractual commitments which were not recovered from the sale of its generating capacity and, where applicable, a return on those costs. NEP recovers these costs, which are known as stranded costs, from its wholesale customers, including National Grid USA's New England electricity distribution companies, through contract termination charges. The electricity distribution companies are permitted in turn to recover these costs through delivery charges to all retail customers. The return on the stranded costs and generation contributed £44.3 million to National Grid Group's operating profits in the year ended 31 March 2002 (2001: £61.7 million). The recovery of stranded costs reduces the stranded cost base on which NEP is allowed to earn a return. As a consequence, the future contribution of this segment to National Grid Group's operating profits will decrease.

(ii) Electricity distribution

In New England, National Grid USA has four electricity distribution companies which are:

- Massachusetts Electric, which serves approximately 1.2 million customers in Massachusetts;
- Narragansett Electric, which serves approximately 460,000 customers in Rhode Island;
- Granite State Electric, which serves approximately 38,000 customers in New Hampshire; and
- Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

The companies have entered into agreements approved by their respective regulators which provide for rate reductions for electricity delivery and (with the exception of Granite State Electric) other provisions to ensure that service quality is maintained or improved. The performance of Massachusetts Electric, Narragansett Electric and Nantucket Electric in terms of service quality during the year to 31 March 2002, resulted in these companies incurring penalties of $6.6 million in aggregate.

(a) Massachusetts Electric

Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy, distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, distribution rates will be indexed to the average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Massachusetts Electric has agreed that increases in its distribution rates will initially be capped at 90 per cent. of the regional average. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared equitably between customers and Massachusetts Electric from January 2010 until May 2020. The rate plan also includes annual service quality

incentives or penalties of up to 2 per cent. of annual distribution and transmission revenue, which equates to approximately $13 million a year, based on performance in areas including reliability and customer satisfaction.

(b) Narragansett Electric

Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission ("RIPUC"), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 31 December 2004. During the rate freeze, Narragansett Electric is permitted to retain earnings up to 12 per cent. return on equity. Any earnings between 12 per cent. and 13 per cent. will be shared equally with customers. If earnings exceed 13 per cent., the excess will be divided between customers and the company, with customers receiving 75 per cent.

From 1 January 2005, distribution rates will be set by the RIPUC in accordance with Narragansett Electric's cost of service. From that date until the end of 2019 the company will be able to include in its cost of service half of any proven savings achieved since the merger of two former EUA distribution companies into Narragansett Electric. Narragansett Electric will file evidence of the merger savings with the RIPUC in either 2002 or 2003, at the company's option, and these savings will be subject to further verification in 2007.

The Narragansett Electric rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. The service quality provisions include penalties of up to $2.4 million in any year for poor performance.

(c) Granite State Electric and Nantucket Electric

The current rates for Granite State Electric are subject to regulation by the New Hampshire Public Utilities Commission and became effective in July 1998. Nantucket Electric's distribution rates are linked to Massachusetts Electric's rates and became effective on 1 May 2000.

(iii) Electricity transmission and interconnector

In New England, National Grid USA's network of approximately 3,000 miles of transmission lines is operated and maintained by its subsidiary NEP. NEP also delivers electricity in bulk to National Grid USA's four New England electricity distribution companies. It receives transmission revenues under local and regional transmission tariffs. Transmission rates are regulated by the FERC and enable NEP to recover its costs of providing transmission services, including a return on capital employed.

The despatch of generation and transmission across New England is performed under the authority of an independent system operator, ISO New England, Inc.

The electricity networks in New England are interconnected with that of Hydro Quebec in Canada through an interconnector which has a nominal transfer capability of 2,000 MW. National Grid USA has ownership interests in the interconnector and derives revenues from providing rights of use to third parties.

4.3.4 Electricity and gas – New York

In New York, National Grid USA owns and operates over 41,000 miles of electricity distribution lines and 9,000 miles of transmission lines, with an interconnection to its New England electricity system, together with a gas delivery system of over 8,000 miles of pipelines and mains, through its recently acquired subsidiary, Niagara Mohawk. Niagara Mohawk has over 1.5 million electricity distribution customers. It also has over 500,000 retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers.

Electricity distribution and transmission are presented together for the New York division as they are fully integrated. There is no separate company owning and operating the transmission assets as in New England. The despatch of generation and transmission across New York is performed under the authority of an independent system operator, New York ISO.

(i) Rate regulation

Niagara Mohawk's distribution and transmission rates are regulated by the NYPSC and the FERC respectively. As in New England, regulatory initiatives in New York State have encouraged the separation of electricity generation, transmission and distribution in order to promote competition and reduce prices to customers. A restructuring plan approved by Niagara's Mohawk's regulator, the NYPSC, and introduced in 1998 required that all customers should be allowed to choose their electricity supplier by the end of 1999 and provided for reductions in residential, commercial and industrial rates. Niagara Mohawk was permitted to recover the stranded

costs associated with its restructuring, including costs arising from the divestiture of generation assets at less than book value, and with the buy-out of some of its contractual commitments to purchase electricity at over-market prices from independent power producers. Since September 2001, the restructuring plan has permitted Niagara Mohawk to pass through to customers the full commodity cost of power.

The restructuring plan also included a gas rate agreement with the NYPSC which provides for a freeze on gas delivery rates until the end of August 2003, but permits Niagara Mohawk to pass through to customers gas commodity and transportation costs. Niagara Mohawk is able to earn a threshold return on equity of 10 per cent., or up to 12 per cent. if certain customer migration and customer awareness targets are achieved, and is required to share with customers earnings above this threshold.

As part of the regulatory approval process for the acquisition of Niagara Mohawk, a ten-year rate plan was approved by the NYPSC on 28 November 2001. Under the terms of the plan, the existing freeze on gas delivery rates will continue until the end of 2004. Electricity delivery rates will be reduced by $152 million and will then be subject to only limited adjustments for a period of ten years. However, Niagara Mohawk's ability to adjust rates to reflect changes in the forecast commodity prices of oil and gas will continue. The balance of stranded costs recoverable in the future was reduced by the write-off of $123 million associated with the sale of the Nine Mile Point nuclear power plants described in section 4.3.6 below and will be further reduced by approximately $850 million pursuant to their disposal. Niagara Mohawk will be permitted to earn a return on its remaining stranded costs. Under the plan, Niagara Mohawk will be allowed to earn a return on equity of up to 11.75 per cent. or 12.0 per cent. if certain customer education targets are met. Returns above this level up to 14.0 per cent. will be shared equally between customers and Niagara Mohawk. If returns exceed 14.0 per cent. but are below 16.0 per cent., customers will receive 75 per cent. of the excess with Niagara Mohawk receiving the balance. Should returns exceed 16.0 per cent., customers will receive 90 per cent. of the excess with the balance being retained by Niagara Mohawk. The merger rate plan also contains service quality provisions based on penalties of up to $24 million annually if defined customer service goals are not achieved.

(ii) Standard offer and default service obligations

Niagara Mohawk is the provider of last resort for its customers who do not exercise their right to choose a new supplier. As of 31 March 2002, Niagara Mohawk provides electricity supply to 85 per cent. of its customer load. Niagara Mohawk no longer owns any electricity generation facilities and meets its electricity supply requirements through purchased power agreements and open market purchases. These costs are passed on to customers.

(iii) Stranded cost recovery

Under its regulatory settlement, Niagara Mohawk is allowed to recover part of the costs associated with its investment in generating capacity – stranded costs – from its customers. As part of the ten-year rate plan described in section 4.3.4(i) above, Niagara Mohawk agreed to forgo the collection of approximately $850 million in nuclear-related stranded costs, but is allowed to recover a return on equity of 10.60 per cent. on the remaining regulatory assets associated with its stranded generation costs. These costs will be fully recovered during the rate plan. In addition, any variable stranded costs associated with above market purchased power agreements will also be fully recovered, whether they occur during or after the rate plan period.

4.3.5 Transmission market reform and future developments

The transmission sector in the US is undergoing fundamental structural change. The FERC's objective is to create a seamless, national competitive wholesale electricity market supported by adequate generation and transmission infrastructure. To this end, it is encouraging electricity utilities to separate their market activities from the ownership, operation and control of transmission assets. In its Order 2000, the FERC required electricity utilities to file proposals for transferring the management of such assets to RTOs.

The FERC has indicated that it wants RTOs to have a large geographic scope. However, it has not yet been determined which RTO will cover the New England and New York regions.

National Grid continues to evaluate how best to participate in the development of the transmission sector in the US. Within the New England and New York regions, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company within an RTO. In other regions of the US, National Grid's participation may involve the acquisition and operation of the transmission assets of participants in RTOs.

In November 2001, National Grid announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance RTO concept has undergone change in response to orders issued

by the FERC. Under orders issued in December 2001 and April 2002, the members of the Alliance would be allowed to function as an independent transmission company under the umbrella of another organisation acting as RTO. In addition, in May 2002, discussions began among members of the Alliance, National Grid USA and two other RTOs as to whether the Alliance should be divided and operate under those two RTOs. The ultimate shape and operation of the Alliance are both uncertain and are subject to further agreements among the parties and approval from the FERC.

4.3.6 Generation

National Grid USA has historically had ownership interests in six nuclear generating units in New England and two nuclear generating units in New York through NEP and Niagara Mohawk respectively. Three of the units in New England have been permanently shut down. These are Yankee Atomic (in which it owns 34.5 per cent.), Maine Yankee (in which it owns 24 per cent.) and Connecticut Yankee (in which it owns 19.5 per cent.). Of the three New England units that are still in operation, NEP's interest in Millstone 3 has been sold and its interests in the two remaining New England units, Vermont Yankee (in which it owns 23.9 per cent.) and Seabrook (in which it owns 9.96 per cent.) are in the process of being sold.

Vermont Yankee Nuclear Power Corporation, the operator of Vermont Yankee, announced on 15 August 2001 that it had agreed to sell the generating unit, including NEP's interest, to Entergy Corporation for $180 million. Under this agreement, NEP's portion of the sale proceeds would be approximately $40.5 million. The agreement also provides for the transfer of associated decommissioning obligations to Entergy Corporation which will assume decommissioning liability for the plant. The sale is subject to the approval of the Public Service Board of Vermont, the US Nuclear Regulatory Commission, the FERC and other regulatory authorities.

On 15 April 2002, eight of the 11 joint owners of Seabrook announced that they reached an agreement to sell their combined 88.2 per cent. interest in Seabrook to FPL Group, Inc. for $836.6 million. Under this agreement, NEP's portion of the gross sales proceeds would be approximately $94.1 million, whilst FPL Group, Inc. will assume responsibility for ultimate decommissioning of Seabrook and receive the Seabrook decommissioning funds, including a top-up payment by NEP and other sellers. Pursuant to pre-existing agreements with the non-selling owners of Seabrook (Massachusetts Municipal Wholesale Electric Company, the Taunton Municipal Lighting Plant, and the Hudson Light and Power Department), NEP will first offer its interest in Seabrook to the non-selling owners on equivalent terms offered by FPL Group. The non-selling owners will then have two months to notify NEP if they will purchase NEP's interest in Seabrook. The sale is subject to the approval of the US Nuclear Regulatory Commission, the FERC and other state and federal authorities and is expected to be completed by the end of 2002.

Until the sales of the Vermont Yankee and Seabrook units are complete, NEP will share with customers, through contract termination charges, 80 per cent. of the revenue and operating cost relating to its interest in these units, with the remaining 20 per cent. going to its operating profit or loss.

For each nuclear generating unit in which it retains an interest, NEP is liable for funding its pro rata share of costs, including the estimated costs of decommissioning. A decommissioning trust fund has been established by the operator of each unit, to which NEP is contributing its pro rata share of the estimated costs of decommissioning.

As set out in section 4.3.3(i)(c), NEP is able to recover the costs associated with its investment in nuclear generation, including decommissioning contributions, through contract termination charges. Net proceeds from sales of nuclear generating units have been and will be credited against future contract termination charges.

Niagara Mohawk completed the disposal of its interests in nuclear generating units with the sale of Nine Mile Point Nuclear Power Station No. 1 and its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2 to a subsidiary of Constellation Energy Group, Inc., announced on 7 November 2001. The sale agreement provided for a partial payment at closing and then five annual principal and interest payments. At closing, Niagara Mohawk received $104 million for Nine Mile Point Nuclear Power Station No. 1 and $167 million for its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2. In April 2002 the buyer elected to prepay the annual payments of $261.5 million, which include interest of $11.7 million. Under the terms of the NYPSC's approval of the sale, Niagara Mohawk's regulatory rate base will be reduced by the full amount of the principal but not by the interest payable.

On completion of the sale, Niagara Mohawk transferred to the buyer its existing decommissioning funds. The buyer assumed responsibility for all future decommissioning costs and Niagara Mohawk has no further obligation to pay decommissioning costs. The transaction includes two purchased power agreements under which the buyer will provide electricity to Niagara Mohawk at fixed prices for approximately eight years (Nine Mile Point Nuclear Power Station No.1) and ten years (Nine Mile Point Nuclear Power Station No.2). After the

completion of the Nine Mile Point Nuclear Power Station No.2 purchased power agreement, a revenue sharing agreement begins, which will provide a hedge against electricity price increases.

4.3.7 Other generation-related businesses

In November 2001, Niagara Mohawk sold Niagara Mohawk Energy Marketing, Inc., its unregulated energy marketing business to Select Energy, Inc. for approximately $38.5 million.

National Grid USA has a 50 per cent. interest in Canadian Niagara Power Company Limited. In March 2002, National Grid USA announced an agreement to sell its interest to the remaining owner, Fortis Inc., for Canadian $49 million, including Canadian $35 million cash and Canadian $14 million of assumed debt. The sale is subject to Canadian regulatory approval.

4.4 Other electricity businesses and projects

4.4.1 Transener and Transba

National Grid Group has a 42.5 per cent. interest in Citelec, which in turn has a 65 per cent. holding in Transener, which has an exclusive concession to operate the principal transmission system in Argentina. This concession is for an initial period of 15 years starting in 1992, with a right to re-tender thereafter for further ten-year periods up to a maximum of 95 years. In 1997, Transener acquired a majority interest in Transba, the transmission company for the province of Buenos Aires.

Despite Transener performing well in local terms, it has experienced a significant reduction in revenues in US dollar terms as a result of the devaluation of the Argentine peso coupled with the introduction of legislation invalidating the clauses of Transener's licence which effectively fixed tariffs in US dollar terms. The devaluation of the Argentine peso has also adversely affected Transener's balance sheet, as its borrowings are denominated in US dollars. On 22 April 2002, Transener announced that it had suspended principal and interest payments on its financial indebtedness of $466 million. Transener has retained a financial adviser to assist in the restructuring of all of its financial indebtedness and is renegotiating its concession contract with the Argentine Government, in parallel with other privatised utilities. National Grid Group has accounted for its share of Transener's non-cash exceptional foreign exchange losses of £92.5 million in its results for the year ended 31 March 2002.

4.4.2 CEC

National Grid Group has a 38.5 per cent. interest in CEC, which owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. Following completion of the privatisation process of the Zambian mining industry in March 2000, CEC experienced steadily increasing customer demand due to increased mining activity. Anglo American plc has recently announced that it intends to withdraw from its investment in Konkola Copper Mines plc, a major customer of CEC's. A working party involving Anglo American plc, the Zambian Government and the World Bank is examining options for keeping the Konkola mines operational.

4.4.3 Basslink

In February 2000, National Grid Group was selected by the Basslink Development Board to design, construct, operate and maintain the Basslink, a 600 MW interconnector linking the electricity network on the island state of Tasmania to the transmission network in the state of Victoria on the Australian mainland. Draft environmental approval for the construction of the interconnector was given in March 2002, with the final approval expected in July 2002. Subject to receipt of a satisfactory final environmental approval, National Grid Group estimates that it will need to invest a total of £250 million to complete the project.

National Grid Group's share of the operating profit of its electricity joint ventures in Argentina and Zambia for the three years ended 31 March 2002 was as follows:

	Year ended 31 March		
Group's share of operating profit	**2002 £m**	**2001 £m**	**2000 £m**
Argentina (Transener and Transba)	24.8	14.3	10.4
Zambia (CEC)	4.4	4.3	4.0

4.5 Telecommunications businesses

In telecommunications, National Grid Group intends to concentrate on opportunities which leverage its expertise and assets to provide infrastructure services to the mobile telecommunications industry.

National Grid Group's current telecommunications interests comprise wholly-owned infrastructure businesses in the UK and US, its holding in Energis and joint ventures in Poland and Latin America.

In November 2001, National Grid Group announced its intention to substantially withdraw from its telecommunications investments in Latin America. In May 2002, National Grid Group announced its decision to withdraw from the remainder of its investments in alternative telecommunications network operators, writing down in full the carrying value of its investments in Energis and Poland and providing for all expected related liabilities. In total, National Grid Group incurred a net exceptional charge of £754.5 million in its results for the year ended 31 March 2002 relating to its investments in Latin America, Energis and Poland. Nonetheless, despite these exceptional charges, National Grid Group's overall investment in the alternative telecommunications network sector has generated over £1.0 billion of net value for its shareholders.

4.5.1 Energis

Energis is focused on the business marketplace, offering advanced fixed and mobile services, data networks and internet and e-commerce services. Following a series of strategic disposals, National Grid Group's economic interest in the share capital of Energis is currently 32.5 per cent. The market value of this interest is £8.2 million, based on the Energis Closing Price of 1.45 pence per Energis share.

Energis is, along with other major telecommunications companies, facing a challenging period as a result of the decline in the global telecommunications market. Energis is in discussion with both its lenders and bond holders with the aim of restructuring its obligations to those parties. Such a restructuring could result in significant dilution to National Grid Group's shareholding in Energis. National Grid Group has therefore taken the decision to fully write down the carrying value of £392.1 million relating to its 32.5 per cent. shareholding in Energis. While National Grid Group retains two seats on the Energis board of directors, it is not involved in the day-to-day management of the business.

In the year ended 31 March 2002, National Grid Group has only recorded its share of Energis' operating losses for the six months to 30 September 2001, as Energis had not announced its results for the year ended 31 March 2002 when the National Grid Group accounts for the period were signed. National Grid Group's share of Energis' operating losses for the six months ended 30 September 2001 was £3.7 million before exceptional items and goodwill amortisation.

4.5.2 Energis Polska

National Grid Group has an interest of 48.75 per cent. in Energis Polska, a joint venture company in which its partners are Energis, PKP and P.T Centrala Sp. zo.o.

Energis Polska targets the corporate and carrier market in Poland with a range of data and voice services using a network based largely on existing optical fibre leased from PKP, connecting major cities across Poland and interconnecting with European networks. As a result of the financial constraints described in section 4.5.1 above, Energis is seeking a buyer for its 48.75 per cent. stake in the joint venture. Consequently, National Grid is seeking a new partner or a buyer for Energis Polska. Its share of Energis Polska's operating losses for the year ended

31 March 2002 was £6.6 million, and in addition National Grid Group has provided for the investment and associated liabilities of £109.8 million.

4.5.3 Latin American businesses

National Grid Group has interests in three Latin American telecommunications businesses.

In Brazil, National Grid Group has a 50 per cent. interest in JVCO, the ultimate parent undertaking of Intelig, which provides long-distance and international telephone and data services. National Grid Group's partners in the joint venture are Sprint Corporation and France Telecom S.A., each of which has an interest of 25 per cent.

In Chile, National Grid Group has a 30 per cent. interest in ManquehueNet, which provides local telephone services in Santiago and also offers long-distance telephone, internet and cable TV services. Most of the customers are residential but the company is refocusing on the business market. The other partners in ManquehueNet are Williams Communications Group Inc., Metrogas S.A., Inversiones El Roble Limitada and Xycom Development Chile S.A.

In Argentina, National Grid Group has a 50 per cent. interest in Silica Networks which has been developing a broadband communications loop linking Buenos Aires in Argentina to Santiago in Chile and connecting major cities along the route. Silica Networks launched services in May 2001. National Grid Group's joint venture partners are ManquehueNet and Williams Communications Group Inc. which own 30.1 per cent. and 19.9 per cent. respectively.

Against the backdrop of the general downturn in the telecommunications sector and difficult economic conditions in the region, National Grid Group announced a strategic review of its Latin American telecommunications investments on 4 October 2001. In the light of this review, National Grid Group decided to fully write down the carrying value of its Latin American telecommunications investments and provide for all expected related liabilities, incurring an exceptional charge of £290.4 million in its interim results for the year ended 31 March 2002 as announced in November 2001. National Grid Group continues to progress its withdrawal from Intelig, Silica and ManquehueNet.

4.5.4 NEESCom

National Grid USA's wholly-owned subsidiary NEESCom builds fibre optic networks and provides facilities and fibre capacity to telecommunications service providers and to other customers who require dark fibre. The network links sites in Massachusetts, Rhode Island and New Hampshire and has recently been extended to Albany in New York State. NEESCom will also consider new opportunities in the US telecommunications market.

4.5.5 GridCom

GridCom, a wholly-owned subsidiary of National Grid, was launched in spring 2001 to provide a range of infrastructure services to fibre and wireless telecommunications network operators. GridCom draws on National Grid Group's project management skills and electricity infrastructure (comprising approximately 22,000 transmission towers across England and Wales) to capitalise on demand for new base station sites. This demand is principally driven by the needs of second and third generation mobile telecommunications operators to install new infrastructure and the sensitivity of the public to the installation of new masts.

GridCom has entered into a contract with Hutchison 3G UK Limited under which it could provide up to 1,000 mobile telephone base stations, thereby substantially expanding National Grid Group's position in the UK mobile telecommunications infrastructure market. Discussions with other operators are at an advanced stage.

National Grid Group is actively looking for opportunities to build on this success, in line with its strategy to focus on opportunities which leverage its core infrastructure skills and assets, and is seeking to develop a similar business in the US.

5. Environment

National Grid Group is subject to environmental laws and regulations and recognises that the minimisation of environmental impact is an essential part of its business. Where practicable, it implements environmental management systems which are externally verified, certified and audited in accordance with the international ISO 14001 environmental system standard and carries out audits of its environmental policies, procedures, operating practices and assets.

5.1 Prevention of water pollution

Transformers and underground cables contain oil which may, in exceptional circumstances, pose a risk to the environment and in particular to adjacent surface waters or groundwaters. In the UK, National Grid Group is upgrading containment systems and installing new oil/water separators at substations and refurbishing cable joint bays in sensitive areas to reduce the risk of leakage. A programme of spill containment, control and countermeasures at over 300 US substations has been completed and oil release contingency plans for cables have been put in place.

5.2 Site assessment and remediation

In the UK, National Grid Group has completed land contamination surveys at over 70 of those substations considered to have the potential to be contaminated by oil from past activities. At 19 of these sites, potential risks to the environment have been identified and a programme to establish the full extent of remediation work required started in April 2001.

In the US, National Grid USA is aware of 109 manufactured gas sites, mainly in New York State, Massachusetts and Rhode Island, associated with the former generation activities of predecessor companies of National Grid USA. National Grid USA has reported the existence of all manufactured gas sites of which it is aware to state environmental regulatory agencies and is engaged in various stages of investigation and remediation at over 89 sites. In Massachusetts and New York State, regulatory agreements provide for recovery from customers of the remediation costs of former manufactured gas sites and certain other hazardous waste sites. In Rhode Island, a regulatory agreement provides for the recovery from customers of the remediation costs of former manufactured gas plants incurred during the rate freeze period.

5.3 Electric and magnetic fields

National Grid Group recognises that the public has concerns about the possible health effects of the electric and magnetic fields that arise from, amongst other sources, the transmission, distribution and use of electricity. Research into this issue has been in progress across the world for many years, including independent research for which National Grid Group provides financial support.

The European Council of Ministers has adopted a recommendation on the limitation of exposure of the general public to electric and magnetic fields, based on guidelines issued by the International Commission on Non-Ionising Radiation Protection. The recommendation, which contains certain qualifications, is addressed to the governments of EU member states rather than to individual companies. The UK Government is considering how the qualifications should be interpreted and how, if at all, the recommendation should be adopted in the UK.

In the UK, National Grid Company carries out its operations in line with guidance issued by the National Radiological Protection Board, an independent statutory body, which has stated that it is considering the implications of the recommendation of the European Council of Ministers.

In the US, National Grid USA keeps the subject of electric and magnetic fields under review.

6. Occupational health and safety

National Grid Group recognises the importance of occupational health and safety management and seeks to manage risk effectively in order to ensure that its activities, services and products do not harm employees, contractors, customers or members of the public. In 2001, National Grid Group appointed independent external consultants who have carried out a comprehensive assessment of its safety performance and procedures in the UK and the US. National Grid Group is in the process of implementing recommendations arising from this assessment.

7. Corporate governance and internal control

National Grid maintains its own code of corporate governance in the form of a Code of Business Practice constructed around the Principles of Good Governance contained in the Combined Code appended to the Listing Rules. As recommended by the Combined Code, the Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee.

The Audit Committee currently consists of four Non-executive Directors and is responsible for considering the annual accounts and interim statements and for discussing with the external auditors issues arising from their audit. It reviews the scope and extent of the internal and external audit work plans and internal control processes and considers, on behalf of the Board, the effectiveness of National Grid Group's system of internal control.

The Remuneration Committee currently consists of three Non-executive Directors and is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from independent external remuneration consultants and internal advisers.

The Nominations Committee currently consists of the Chairman, the Group Chief Executive and two Non-executive Directors. It is responsible for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors.

8. Employees

The average numbers of employees of National Grid Group in the three years ended 31 March 2002 and the total number at 31 March 2002 were as follows:

	At 31 March 2002	Average for the year ended 31 March		
		2002	2001	2000
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Niagara Mohawk	6,287	1,048	—	—
Latin America	14	17	17	13
Rest of the World	7	8	8	6
	13,236	8,243	7,523	3,810

The vast majority of employees in Europe are either directly or indirectly employed in the transmission of electricity in the UK. The vast majority of employees in North America are either directly or indirectly employed in the transmission and distribution of electricity in the US. Some employees in North America are either directly or indirectly involved in the distribution of gas.

Information on Lattice Group

1. Overview of Lattice Group

The principal activities of Lattice Group are the ownership, operation and development of the substantial majority of the natural gas transportation network in Britain through its wholly-owned subsidiary, Transco. Gas is transported on behalf of approximately 45 "shippers" either to consumers or third party pipeline systems. Transco's activities provided 95.2 per cent. of Lattice Group's turnover in the fifteen month period to 31 March 2002.

The transportation system comprises approximately 4,100 miles of high-pressure National Transmission System ("NTS") pipelines and around 170,300 miles of lower pressure local transmission and distribution pipelines.

Transco's regulated activities are separated into three main areas:

- National Transmission and Trading, which is responsible for the commercial and operational management of gas flows through Transco's network;
- the Regional Networks, which are responsible for investment in and maintenance of the local gas pipeline network; and
- Metering and Meter Reading services, which provide metering, meter reading and associated services.

Lattice Group also owns a number of asset and services businesses not subject to price regulation, which are managed through Lattice Enterprises.

In addition, Lattice Group has a number of telecommunications interests, principally SST and 186k. SST provides a complete service offering to UK mobile telecommunication operators in Britain by acquiring, building, leasing and managing sites for base stations and radio masts, in support of wireless networks. 186k provides network services through its recently completed 1,250 miles fibre optic backbone network. In light of the deteriorating market conditions, the strategic options for 186k are currently being reviewed.

2. History

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. In April 1986, British Gas was incorporated as a public limited company and, in December 1986, the UK Government sold substantially all of its shareholding in British Gas to the public. With effect from 17 February 1997, Centrica, which was then primarily a supplier of gas to end users, was demerged from British Gas, which was then renamed BG. Following the Centrica demerger, BG retained the gas transportation and storage businesses, the majority of the exploration and production business, the international downstream business, the research and technology business, the leasing business and the property division of British Gas.

In December 1999, BG completed a restructuring and refinancing programme which resulted in the formation of a new parent company, BG Group, and involved separating the BG Group's UK regulated business (Transco) from its other businesses. The restructuring and refinancing created a "ring-fence" around Transco's regulated operations. The "ring-fence" is designed to ensure the financial, organisational and managerial independence of Transco. As such, it governs, amongst other things, relationships and transactions between Transco and other companies in Lattice Group.

With effect from 23 October 2000, Lattice Group was demerged from BG Group. Following this demerger, Lattice Group comprised the gas transportation business, the liquefied natural gas ("LNG") element of the storage business, the start-up telecommunications businesses, SST and 186k, and a number of non-regulated businesses including property management, fleet services, a scientific and engineering consultancy and multi-utility infrastructure services.

3. Financial summary

The following financial information for the 15 months ended 31 March 2002 and the years ended 31 December 2000 and 1999 has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part V of this document. National Grid Shareholders and Lattice Shareholders should read the whole of this document and not rely just on the summary information below.

Summary Lattice Group profit and loss account	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 1999[(a)] £m
Lattice Group turnover	4,121	3,087	3,087	3,129
Lattice Group operating profit including exceptional operating items	1,039	1,139	1,014	1,261
Share of operating losses in joint ventures	(22)	(4)	(4)	—
Share of exceptional operating items in joint ventures	(48)	—	—	—
Total operating profit	969	1,135	1,010	1,261
Profit on disposals of other fixed assets	73	25	15	37
Gain on sale of shares by employee share plan	50	—	—	—
Profit on ordinary activities	1,092	1,160	1,025	1,298
Net interest	(481)	(444)	(444)	(357)
Profit on ordinary activities before tax	611	716	581	941
Tax on profit of ordinary activities	(151)	(179)	(198)	(317)
Minority interest	4	—	—	—
Profit for the financial period	464	537	383	624

(a) The 12 months ended 31 December 2000 historical cost figures have been restated in accordance with FRS 19. The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information have not been restated for FRS 19.

During the 15 months ended 31 March 2002, the Lattice Directors decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, to enhance comparability with other utilities. The 12 months ended 31 December 2000 historical cost figures have therefore been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, which requires full provisioning of deferred tax for all timing differences as at the balance sheet date. Had the accounts been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been £243 million (12 months ended 31 December 2000 £402 million). FRS 19 has increased profit for the 15 months ended 31 March 2002 by £71 million (12 months ended 31 December 2000 £19 million).

Total Lattice Group turnover for the 15 months ended 31 March 2002 was £4,121 million of which Transco contributed £3,922 million, including £30 million of additional revenue from the spring 2001 NTS capacity auction which is required under the Transco Licence, to be returned to customers. Over the period, Transco's revenues were significantly diminished by reduced gas throughput arising from the warm weather effect.

Lattice Group's total operating profit (excluding exceptional items) was £1,382 million of which Transco contributed £1,398 million. During the period Transco incurred increased costs in a number of areas. Following the decision to replace certain types of ductile mains, replacement expenditure increased by £119 million in the 15 months ended 31 March 2002. In addition, the depreciation charge increased by £32 million following a review of meter asset lives. Also, in the 15 months ended 31 March 2002, pension costs increased by £45 million following an actuarial valuation undertaken at 31 March 2001. The total operating loss for telecommunications excluding exceptional items in the 15 months ended 31 March 2002 was £104 million, reflecting start up costs for both 186k and SST, with both businesses having been launched in the second half of 2000.

In the 15 months ended 31 March 2002 exceptional operating items were £413 million. This included a £250 million impairment of 186k's asset base in light of deteriorating conditions in the telecommunications market, £65 million of restructuring costs, of which £50 million was for the first phase of Transco's restructuring programme and £15 million related to the restructuring of Advantica (Lattice Group's technology business). In addition there was a £50 million charge for the impairment of Transco's LNG storage assets. A further £48 million was incurred for exceptional telecommunications joint venture costs related to the write off of an investment by SST in Sofrer SA, a French tower construction company, as well as goodwill write downs by SST prior to it becoming a wholly-owned subsidiary at the end of October 2001.

Net interest in the 15 months ended 31 March 2002 reflects measures that have been taken to lock in the benefits of the current climate of low interest rates and Lattice Group's policy of actively managing the interest rate profile of its debt book.

Total operating profit in the 12 months ended 31 December 2000 was £251 million lower than the 12 months ended 31 December 1999 total operating profit, primarily due to the impact of a series of regulatory price cuts in the core Transco businesses (£147 million). The decrease in prices was offset by an increase in volumes transported which generated a year on year increase in turnover of £64 million. A one-off increase in operating costs arose in respect of a charge for potential liabilities arising from the Network Code and other shipper issues (£50 million) and increased replacement expenditure (£49 million) in Transco. Lower operating profit also reflected a reduced pension credit in line with the unwinding of the pension provision in prior years (£18 million) and the operating costs associated with the start up phase of the net telecommunications ventures (£22 million in 186k and £4 million in the towers joint venture).

In the 12 months ended 31 December 2000, exceptional operating costs of £43 million arose in connection with the Demerger. This compared to £20 million of exceptional operating costs related to refinancing costs in the 12 months ended 31 December 1999.

4. Transco

4.1 Operations

The NTS receives gas from Britain's six coastal terminals, nine major storage sites (including five LNG sites located at strategic positions on the NTS) and two small onshore fields; it is connected to Europe via interconnectors owned by third parties. The Bacton/Zeebrugge interconnector connects the NTS with continental Europe, allowing both the import and export of gas. Gas is transported through the system to consumers, third party gas transportation systems and to Eire and Northern Ireland via the interconnector at Moffat in Scotland. Transco continues to operate and develop the Network Code which provides the commercial framework for transporting gas.

To ensure sufficient capacity is available in the transportation network, Transco's licence requires it to ensure that the transportation system be designed to meet a "1 in 20" aggregate peak day demand, after taking into account certain operational factors such as use of storage and interruptible contracts. This is the level of demand that has a probability of being exceeded in only one year in 20, based upon historical weather data for at least the previous 50 years.

Transco is responsible for the safety, development and maintenance of the transportation system. In September 2001, Transco, the Authority and the Health and Safety Executive ("HSE") concluded discussions on the next phase of mains replacement, resulting in an accelerated programme to replace all remaining iron mains within 30 metres of buildings. This will see some 56,500 miles of iron mains being replaced over the next 30 years.

Transco aims to meet a range of contractual and statutory standards of service covering emergency works, transportation, connections, meter work and complaints.

4.2 Regulatory framework

4.2.1 Structure

The supply, transportation and shipping of gas in Britain are the subject of the licensing and regulatory regime of the Gas Act and the Utilities Act and are regulated by the Authority established by the Utilities Act. In addition, the HSE regulates safety matters relating to the operation of the gas transportation system and the LNG storage business.

The Utilities Act created a principal objective for the Secretary of State and the Authority to carry out their respective functions in a manner best calculated to protect the interests of consumers in relation to gas conveyed through pipes, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities in connection with, the shipping, transportation or supply of gas so conveyed.

4.2.2 Gas Act and Transco Licence obligations

Transco is authorised to transport gas under the terms of the Transco Licence. Pursuant to the Gas Act, Transco is obliged to develop and maintain an efficient and economical pipeline system for the conveyance of gas in its authorised area and to comply, so far as it is economical to do so, with reasonable requests to connect to the system and convey gas by means of that system to any premises or pipeline system. The Gas Act and the Transco

Licence also place duties on Transco to avoid undue discrimination or undue preference in the connection of premises or other pipelines or in the terms on which it undertakes the conveyance of gas.

The Transco Licence also provides for the regulation of Transco's revenue, as set out in section 4.3 below.

4.2.3 Conditions of the Transco Licence

The conditions of the Transco Licence can only be changed in accordance with the mechanisms set out in the Gas Act. The Transco Licence is terminable on ten years' notice (or earlier in the event of material default) by the Secretary of State, such notice not to be served earlier than 22 August 2011. It is also revocable by the Authority on certain events, including if Transco fails to comply with certain orders made under the Gas Act or competition legislation or in the event of certain circumstances of financial default.

The Transco Licence also contains special "ring-fence" conditions, which were introduced into the Transco Licence with its consent in December 1999. These conditions include requirements on Transco to: carry on only certain activities; ensure that it has sufficient management and financial resources to carry out its business; use reasonable endeavours to maintain an investment grade credit rating as the issuer of corporate debt; and deal on an arms' length basis and on normal commercial terms with other companies in Lattice Group and not give new guarantees for them. If Transco is in material default of any of the "ring-fence" conditions it is prohibited from declaring and paying a dividend.

In enforcing the conditions of the Transco Licence and other obligations imposed by the Gas Act, the Authority can make legally enforceable orders, which may include monetary penalties. In addition the Gas Act enables the Authority to levy financial penalties on licensees for contravening any licence condition or relevant requirement of the Gas Act or Utilities Act or for failure to meet guaranteed standards of service.

4.3 Revenues

Transco's customers comprise approximately 45 "shippers" for whom it transports gas either to consumers or third party pipeline systems. Transco's transportation services are predominantly provided to one customer, British Gas Trading Limited, a subsidiary of Centrica.

The level of revenue that may be received from the supply of services is set out in Transco's five year price control determined by the Authority and either agreed by Transco or, in the event of referral, by the Competition Commission. The current price control regime takes into account, among other factors, an assessment of Transco's operating costs, capital expenditure, cost of capital and transportation volumes.

4.3.1 The previous price control (1 April 1997 – 31 March 2002)

From 1 April 1997 to 31 March 2002, Transco was subject to a price control regime based upon the recommendations of the 1997 Report of the Monopolies and Mergers Commission which established maximum average prices for gas transportation services. On 26 January 2001, the Authority introduced, with Transco's consent, new special licence conditions to create separate price controls for Transco's transportation business, and its Metering and Meter Reading business. The new conditions did not seek to revise the overall revenues Transco would receive but allocated the revenues between the businesses retrospectively with effect from April 2000.

All the price controls were principally RPI-X controls which included an annual adjustment of inflation less 2 per cent. These controls have been superseded by a new price control with effect from 1 April 2002.

4.3.2 Development of the price control for the current regulatory period (1 April 2002 – 31 March 2007)

The current price control was agreed in principle with the Authority in the second half of 2001, covering regulation of the revenues of the NTS, the Regional Networks and Metering and Meter Reading services. This regime came into force with effect from 1 April 2002. The final text of the Transco price control is currently being agreed with the Authority with the intention of this being completed as soon as possible.

The Authority is also consulting on other licence conditions, the principal of which are as follows:

(i) a requirement to operate the NTS in an efficient, economic and co-ordinated manner;

(ii) a condition to require the submission of information to the Authority to enable verification of the activities and revenues that underpin the price control formulas;

(iii) a condition to facilitate the establishment and operation of an incentive scheme to improve the operation and delivery of appropriate outputs from the Regional Network and the NTS and for the Authority to

monitor such operation and also to facilitate the development of an expenditure monitoring framework; and

(iv) as a consequence of Transco being given greater flexibility in the commercial tools that it can use to balance the NTS, conditions requiring Transco to act in a non-discriminatory manner in the way it procures systems management services, including the requirement to produce and publish guidelines as to how it will acquire such services, and prohibiting it from using such tools otherwise than for the purpose of balancing the system.

In addition to the price control conditions, the Authority is separately consulting on a licence condition to require Transco to make available to market participants greater information regarding the operation of Transco's network.

4.3.3 The current price control framework

The current price control is expected to run for five years from 1 April 2002. It is expected the Transco Licence may be modified earlier if either the Authority proposes (and Transco agrees), or Transco requests that a price control be terminated. If Transco does not agree to any modification proposed by the Authority, the matter may be referred by the Authority to the Competition Commission. Upon request, the Authority can agree to the termination of the price control and propose a new formula or refer the matter to the Competition Commission.

A new element within Transco's price control was the introduction, from 1 April 2002, of an incentives regime for the efficient operation of the NTS. Incentive schemes set Transco performance targets in the key areas of its daily operations. They allow Transco to share the benefits of out-performance, but also require it to share the costs where targets are not met.

Investment incentive schemes have also been proposed which are intended to provide Transco with incentives for the provision of additional capacity on the NTS which is over and above the levels assumed in the setting of the main part of the price control. In this context, Transco continues to work with the Authority and the gas shippers to develop a system of long-term capacity auctions.

4.3.4 The current price control – return on regulatory assets

The regulatory value ("RV") represents the net investment made by debt and equity investors in Transco's regulated assets. In order to establish the allowable return which can be made by Transco, the Authority applies to the RV a rate of return estimated to be required by these investors. The RV is depreciated to reflect the consumption of the regulated assets. As at 31 March 2002, the aggregate RV of Transco was £13.3 billion.

The current price control has resolved the issue regarding the method of valuation of Transco's asset base with the Authority, providing assurance on the continuation of the current approach in the valuation of the transportation assets on which Transco is entitled to earn a regulated return. Transco has been given a pre-tax real rate of return of 6.25 per cent. for the transportation business and a pre-tax capped real rate of return of 7.0 per cent. for Metering and Meter Reading services.

4.3.5 Treatment of replacement expenditure under the current price control

The Authority has included within the current price control £1.5 billion (at 2000 prices) of investment for the first five years of the accelerated mains replacement programme, with an incentive regime to encourage efficient delivery. The Authority has allowed 50 per cent. of replacement expenditure to be treated as operating expenditure and 50 per cent. of replacement expenditure to be capitalised and included within the RV, against which it is entitled to earn a return. This ensures that the costs of the programme do not fall wholly on today's customers but are shared with future customers who also stand to benefit from the further improvements in safety and operational integrity.

4.3.6 Structure of the current price control

Transco's price control sets limits on the total amount of revenue receivable adjusted for costs incurred in respect of formula rates and the Authority's licence fees. The Regional Networks price control continues to be subject to a RPI-X formula, which includes an annual adjustment of inflation less 2 per cent. and is structured so that 65 per cent. of revenue is fixed and 35 per cent. varies with volumes.

(i) NTS

The NTS price control proposals include a series of sliding scale incentive schemes designed to incentivise efficient operation of the NTS. It also includes incentives for investment beyond the 'baseline' level set out by the

Authority in its price control. The investment incentive is for a rolling five year period from the date of the delivery of capacity. The proposed entry capacity investment incentive scheme allows Transco to earn a maximum rate of return of 12.25 per cent. on additional investment with the downside exposure limited to 5.25 per cent. Incentives covering daily capacity offer a potential maximum upside of £37.5m and a downside of £19.0m in the year ending 31 March 2003 and are set for two years at which point they will be reviewed.

(ii) Regional Networks

Transco's Regional Networks price control applies to all of its Regional Networks collectively. The Authority has expressed the intention to publish an initial consultation on disaggregating the existing local distribution zone ("LDZ") price controls which it is expected will result in there being separate price controls for each of the Regional Networks. The creation of separate price controls will provide the Merged Group with flexibility and structural options for the future.

(iii) Metering and Meter Reading

The Metering and Meter Reading price control takes the form of four tariff caps which constitute a ceiling on the amount Transco can charge in respect of its four metering services. Other services provided by the Metering and Meter Reading businesses are covered by a non-discrimination provision. The caps are to be indexed by RPI. The Authority has said it expects to remove these tariff caps by April 2004 at the latest subject to the development of competition.

4.4 Restructuring programme

To meet its new price control targets, Transco has embarked on an extensive restructuring programme. This restructuring programme is based on eight Regional Networks plus National Transmission and Trading. Some activities, such as the emergency service, shipper services and support services, will be operated on a national basis to maximise economies of scale. Over the duration of the new price control period, Lattice Group expects Transco to generate at least £230 million of outperformance against its regulatory targets, which recovers its associated restructuring costs.

4.5 Separation of certain regulated activities

On 1 July 2001, gas connection activities were separated from Transco into a wholly-owned subsidiary, subsequently named First Connect. On 31 March 2002, First Connect was moved outside the Transco ring-fence and into Lattice Enterprises.

Progress continues to be made in the separation of Transco from its Metering and Meter Reading activities. The Authority has expressed an expectation that the new systems and processes to facilitate a fully competitive market will come into effect in early 2003. Price controls for the provision of Metering and Meter Reading services have been imposed on Transco and will remain in place until competition is deemed by the Authority to be sufficiently developed.

On 28 February 2002, Transco, in accordance with the terms of its licence, gave the Authority notice of its intention to dispose of its LNG storage assets to an affiliate outside Transco's ringfence. On 12 April 2002, the Authority formally declined its consent to the disposal and confirmed its intention to Transco to seek industry views on Transco's proposal to dispose of the LNG storage assets. Subsequently the Authority has announced that consultation will commence in June 2002, indicating its conclusions in the summer.

Lattice Group is currently exploring the possibility of adapting the LNG storage site at the Isle of Grain together with an adjacent brownfield site to allow LNG importation. The development of this site would support the Government's objective for energy supply diversification and the re-use of existing contaminated land. This development is dependent upon the LNG storage facilities moving outside the ringfence.

5. Lattice Enterprises

Lattice Group owns a number of competitive asset and service businesses which are not subject to price regulation. Lattice Enterprises continues to actively manage this portfolio, nurturing those growth opportunities complementary to energy delivery.

5.1 Advantica

Advantica provides advanced technology and systems solutions for energy and utility companies worldwide. Advantica and its affiliated research and development businesses employs more than 900 people in the UK and

the US, bringing together specialist skills in technology, software, engineering, training and testing. Advantica Technologies targets the onshore and offshore oil and gas industries; Advantica's business Stoner provides network management solutions to energy and water delivery companies.

5.2 Lattice Property

Lattice Property manages Lattice Group's extensive real estate portfolio, except Transco's operational land, realising value from surplus land and property sales where appropriate. Its main activities are the reclamation and disposal of former gaswork sites and the provision of property services to Lattice Group businesses.

5.3 The Leasing Group ("TLG")

TLG provides customer tailored services to the operators of complex commercial fleet networks. The services offered range from asset leasing, engineering design, procurement and build management to maintenance, accident management, licence management, legal compliance, telematics and business software.

5.4 First Connect

First Connect provides gas connection services to the gas transportation network under a service provider contract with Transco. It is expected that some 160,000 new domestic and industrial customers will be connected to the network this year.

5.5 Lattice Energy Services

Lattice Energy Services provides an independent, multi-utility infrastructure service to industrial and commercial customers.

6. Telecommunications

Lattice Group owns a number of telecommunications interests, principally SST and 186k.

6.1 SST

SST acquires, builds, leases and manages sites for base stations and radio masts, in support of the mobile telecommunications industry in Britain. The company enables mobile operators to extend their second generation networks and fulfil their obligations under third generation licences to provide coverage.

6.2 186k

186k owns and manages an optical fibre network of approximately 1,250 miles connecting 20 centres of demand for high-capacity broadband transmission and related telecommunications services. It offers connectivity services and internet protocol services.

In the light of the deteriorating market conditions the strategic options for 186k are currently being reviewed with a view to resolving the future of the business in the course of this financial year. A number of options are being considered, including sale or partial sale.

6.3 Other telecommunications businesses

Urband Limited is Lattice Group's joint venture with Thames Water Plc to build a fibre optic network to meet the needs of major businesses in London. Lattice Group also has a 20 per cent. stake in Bulldog Communications Limited, which provides high speed internet services via Digital Subscriber Line ("DSL") technology using BT's copper wire telephone network. The strategic options for these businesses are being considered as part of the strategic review of 186k.

7. Health, safety and environment

Lattice Group is committed to promoting a positive safety culture and remaining at the forefront of good practice in its management of this crucial aspect of its operations. Lattice Group's aim is to eliminate all work-related illnesses of, and prevent injuries to, those engaged in Lattice Group's operations and the public. A key activity is the identification and management of health and safety risks to the public and to employees across the range of Lattice Group employees. Many of Lattice Group's operations are potentially hazardous and so excellence in occupational health and safety practice is critical to Lattice Group's operations.

Lattice Group aspires to achieve the highest standard of resource efficiency and environmental performance from its operations. The approach to the environment is shaped via a framework of strategic objectives, namely to:

manage all activities within the framework of a formal environmental management system; reduce relative levels of emissions, discharges and waste; and reduce the relative use of environmentally sensitive resources throughout the business. Lattice Group companies have nineteen environmental management systems which have been certified to ISO 14001.

Lattice Group has inherited a portfolio of land from its gas industry origins. This includes a number of sites that are potentially contaminated and some of these have a complex industrial history dating back to the 19th century. Lattice Property applies a rigorous approach to the identification, assessment, control and remediation of Lattice Group's contaminated sites.

To ensure application of the best remediation techniques, Lattice Group has invested in excess of £10 million over the past five years in research and development and has a provision of £266 million (as at 31 March 2002) to cover the estimated future environmental costs. Lattice Property's expertise in managing the clean-up and development of complex contaminated sites is now being made available to third party companies through Lattice Property.

8. Employees

The average number of employees of Lattice Group in the 15 months ended 31 March 2002, the 12 months ended 31 December 2000 and the 12 months ended 31 December 1999 were as follows:

	15 months ended 31 March 2002	**12 months ended 31 December 2000**	**12 months ended 31 December 1999**
Transco	14,532	14,261	14,264
Telecommunications	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—
Total	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (3 in the 12 months ended 31 December 2000; nil in the 12 months ended 31 December 1999) employed outside the UK, included in Lattice Enterprises.

In addition, Transco supplements its workforce with outside contractors. As at 31 March 2002 there were 7,895 full-time-equivalent contractors working for Transco (9,549 at 31 December 2000; 6,814 at 31 December 1999).

1. Financial information for the three years to 31 March 2002

The financial information set out in this section has been extracted without material adjustment from the 2002 and 2001 audited accounts of National Grid Group. The accounts for the year ended 31 March 2002, were approved by the Board on 29 May 2002.

Accounting policies

(a) Basis of preparation of accounts

The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

During the year, National Grid Group has adopted FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax'.

National Grid Group is following the transitional arrangements of FRS 17 'Retirement Benefits'. The required disclosures are shown in note 6. Full adoption of the standard is required by the year ended 31 March 2004.

(b) Basis of consolidation

The National Grid Group accounts include the accounts of National Grid and all its subsidiary undertakings, ("National Grid Group undertakings"), together with National Grid Group's share of the results and net assets or liabilities of its associate and joint ventures ("associated undertakings"), less any provision for impairment. An associated undertaking is an entity in which National Grid Group has a participating interest and over which it exercises a significant influence.

The accounts of National Grid Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain National Grid Group undertakings and joint ventures have been based on their accounts to 31 December.

The results of newly acquired National Grid Group and associated undertakings are included in the National Grid Group accounts from the date National Grid Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of National Grid Group businesses and associated undertakings are included in the National Grid Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In respect of the results included in the National Grid Group accounts for the year ended 31 March 2002 for the associate, Energis, the National Grid Group accounts only include National Grid Group's share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date the National Grid Group's accounts were signed.

During the year National Grid was introduced as the new holding company of the National Grid group by way of a scheme of arrangement under section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied as if National Grid had always been the holding company of the National Grid group.

(c) Goodwill

Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life – up to 20 years.

(d) Foreign currencies

The results of National Grid Group's overseas operations are translated into sterling at weighted average rates of exchange. Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the

balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, then the relevant asset or liability is translated at the rate of exchange under the related derivative.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken to reserves.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

(e) Deferred taxation

Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax assets are only recognised to the extent that their recovery is considered more likely than not.

Deferred tax balances have not been discounted.

(f) Tangible fixed assets and depreciation

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Costs include payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on an annual basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

	Years
Plant and machinery	
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity interconnector plant	15 to 25
Gas plant – mains and services	45 to 65
Gas plant – metering, measuring and regulating equipment	33 to 40
Freehold and leasehold properties	up to 65
Motor vehicles and office equipment	3 to 5

(g) Stocks

Stocks, which primarily comprise of consumable stores, are valued at cost less provision for obsolescence.

(h) Regulatory assets

Regulatory assets established in accordance with the principles of SFAS 71 'Accounting for the Effects of Certain Types of Regulation' are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 14).

(i) Decommissioning

Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

(j) Turnover

Turnover primarily represents the amounts derived from the supply and generation of energy and the provision of related services, including the recovery of stranded costs (note 1). Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

(k) Pensions and other post-retirement benefits

The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular cost are allocated over the estimated average remaining service lives of current employees.

(l) Leases

Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

(m) Financial instruments

Derivative financial instruments ("derivatives") are used by National Grid Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principle derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements and indexed swap contracts relating to the purchase of energy.

All transactions are undertaken or maintained to provide a commercial hedge of the interest, currency or commodity price risks associated with National Grid Group's underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

Indexed linked swap contracts relating to the purchase of energy are marked to market and a corresponding movement in the value of a related regulatory asset is also recognised.

Consolidated profit and loss account

	Notes	2002 £m	2001 £m	2000 £m
		Year ended 31 March		
Turnover, including share of joint ventures		4,660.3	4,004.1	1,677.5
Less: share of joint ventures' turnover (continuing operations)		(259.3)	(204.4)	(62.8)
Group turnover				
– continuing operations		3,921.9	3,799.7	1,614.7
– acquisition		479.1	—	—
	1(a)	4,401.0	3,799.7	1,614.7
Operating costs	2	(3,893.6)	(3,094.2)	(1,042.9)
Operating profit of group undertakings				
– continuing operations		505.7	705.5	571.8
– acquisition		1.7	—	—
	1(b)	507.4	705.5	571.8
Share of joint ventures' and associate's operating loss (continuing operations)	1(b)	(636.8)	(96.0)	(26.0)
Operating (loss)/profit				
– Before exceptional items and goodwill amortisation	1(b)	874.7	739.4	554.0
– Exceptional costs	3(a)	(121.4)	(45.3)	—
– Impairment of investments in joint ventures and associate	3(b)	(792.3)	—	—
– Goodwill amortisation		(90.4)	(84.6)	(8.2)
Total operating (loss)/profit (continuing operations, including acquisition)	1(b)	(129.4)	609.5	545.8
Exceptional profit relating to partial disposal of Energis	3(c)	20.1	243.3	1,029.6
Profit on disposal of investments	3(d)	10.6	20.1	—
Profit on disposal of tangible fixed assets		22.0	—	—
Net interest				
– Excluding exceptional item	7	(292.5)	(255.1)	(67.5)
– Exceptional item	7	(92.5)	—	—
	7	(385.0)	(255.1)	(67.5)
(Loss)/profit on ordinary activities before taxation		(461.7)	617.8	1,507.9
Taxation				
– Excluding exceptional items	8	(85.4)	(182.1)	(152.8)
– Exceptional items	8	60.1	235.4	(229.5)
	8	(25.3)	53.3	(382.3)
(Loss)/profit on ordinary activities after taxation		(487.0)	671.1	1,125.6
Minority interests				
– Equity		(5.2)	(5.1)	(3.6)
– Non-equity		(1.1)	(1.8)	—
		(6.3)	(6.9)	(3.6)
(Loss)/profit for the year		(493.3)	664.2	1,122.0
Dividends	9	(264.6)	(223.0)	(205.5)
Retained (loss)/profit	22	(757.9)	441.2	916.5
(Loss)/earnings per ordinary share				
– Basic, including exceptional items and goodwill amortisation	10	(32.3)p	45.0p	76.2p
– Basic, excluding exceptional items and goodwill amortisation	10	32.1 p	20.0p	22.5p
– Diluted, including exceptional items and goodwill amortisation	10	(32.3)p	43.0p	71.7p
– Diluted, excluding exceptional items and goodwill amortisation	10	32.1 p	19.8p	22.0p
Dividends per ordinary share	9	16.04p	15.08p	13.94p

Statement of total recognised gains and losses

	Year ended 31 March		
	2002 **£m**	**2001** **£m**	**2000** **£m**
(Loss)/profit for the year	(493.3)	664.2	1,122.0
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	—
Total recognised gains and losses relating to the year	(530.0)	681.4	1,125.1
Prior year adjustment	(802.3)		
Total gains and losses recognised since last annual report	(1,332.3)		

Balance sheets

	Notes	At 31 March 2002 £m	2001 £m	2000 £m
Fixed assets				
Intangible assets – goodwill	*11*	2,113.0	1,386.2	1,055.2
Tangible assets	*12*	9,121.7	5,617.3	4,938.3
Investments in joint ventures				
– Share of gross assets		876.1	1,133.6	828.6
– Share of gross liabilities		(675.9)	(799.7)	(624.3)
– Share of net assets		200.2	333.9	204.3
– Loans to joint ventures		86.8	64.9	—
– Impairment of investments in joint ventures		(230.0)	—	—
Investments in joint ventures (net of impairment)		57.0	398.8	204.3
Investment in associate (net of impairment)		—	401.9	200.9
Other investments		241.3	145.1	107.3
Total investments	*13*	298.3	945.8	512.5
		11,533.0	7,949.3	6,506.0
Current assets				
Stocks		56.1	34.1	29.3
Debtors (amounts falling due within one year)	*14*	1,527.9	880.4	490.1
Debtors (amounts falling due after one year)	*14*	4,054.4	1,053.9	798.3
Assets held for exchange	*15*	16.6	16.6	16.6
Investment held for resale	*26*	15.4	—	118.9
Cash and deposits		212.6	271.2	1,011.6
		5,883.0	2,256.2	2,464.8
Creditors (amounts falling due within one year)				
Borrowings		(1,451.9)	(1,008.7)	(669.0)
Other creditors		(1,517.4)	(1,205.0)	(1,192.1)
	16	(2,969.3)	(2,213.7)	(1,861.1)
Net current assets		2,913.7	42.5	603.7
Total assets less current liabilities		14,446.7	7,991.8	7,109.7
Creditors (amounts falling due after more than one year)				
Convertible bonds		(491.3)	(480.3)	(469.0)
Other borrowings		(6,510.1)	(2,700.4)	(2,537.2)
Other creditors		(1,116.6)	(574.8)	(494.0)
	17	(8,118.0)	(3,755.5)	(3,500.2)
Provisions for liabilities and charges				
Joint ventures				
– Share of gross assets		296.3	—	—
– Share of gross liabilities		(333.6)	—	—
– Share of net liabilities		(37.3)	—	—
Other provisions		(2,997.0)	(1,521.0)	(1,360.2)
	20	(3,034.3)	(1,521.0)	(1,360.2)
Net assets employed		3,294.4	2,715.3	2,249.3
Capital and reserves				
Called up share capital	*21*	177.7	148.5	148.5
Share premium account	*22*	1,243.4	—	—
Merger reserve	*22*	359.5	303.1	300.9
Profit and loss account	*22*	1,416.0	2,221.9	1,764.8
Equity shareholders' funds		3,196.6	2,673.5	2,214.2
Minority interests				
Equity		19.1	21.8	22.9
Non-equity	*23*	78.7	20.0	12.2
		97.8	41.8	35.1
		3,294.4	2,715.3	2,249.3

Consolidated cash flow statement

	Notes	Year ended 31 March 2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities	*25(a)*	1,255.4	810.6	682.0
Dividends from joint ventures		12.8	20.3	4.5
Returns on investments and servicing of finance				
Interest received		56.3	94.8	92.0
Interest paid and similar charges		(405.3)	(398.2)	(156.7)
Dividends paid to minority interests		(8.5)	(3.5)	—
Net cash outflow for returns on investments and servicing of finance		(357.5)	(306.9)	(64.7)
Taxation				
Corporate tax paid		(7.3)	(137.2)	(274.3)
Capital expenditure				
Payments to acquire tangible fixed assets		(500.0)	(471.6)	(292.2)
Receipts of capital contributions		7.8	2.2	7.6
Receipts from disposals of tangible fixed assets		27.8	11.8	5.4
Net cash outflow for capital expenditure		(464.4)	(457.6)	(279.2)
Acquisitions and disposals				
Payments to acquire investments		(49.7)	(337.2)	(144.5)
Receipts from disposal of investments	*25(b)*	36.5	195.9	—
Acquisition of group undertakings	*25(c)*	(933.5)	(440.9)	(2,045.1)
Receipts from sales of Energis shares		—	—	952.9
Net cash outflow for acquisitions and disposals		(946.7)	(582.2)	(1,236.7)
Equity dividends paid		(229.5)	(212.5)	(197.6)
Net cash outflow before the management of liquid resources and financing		(737.2)	(865.5)	(1,366.0)
Management of liquid resources				
Decrease in short term deposits		336.2	775.2	618.8
Net cash inflow from the management of liquid resources	*25(d),(e)*	336.2	775.2	618.8
Financing				
Issue of ordinary shares		12.2	7.0	5.5
Payments to repurchase ordinary shares		—	—	(1.1)
New borrowings		3,414.4	1,015.4	1,029.3
Borrowings repaid		(2,972.0)	(934.0)	(260.1)
Increase in borrowings	*25(d),(e)*	442.4	81.4	769.2
Net cash inflow from financing		454.6	88.4	773.6
Movement in cash and overdrafts	*25(d),(e)*	53.6	(1.9)	26.4

1. Segmental analysis

(a) Turnover

	Turnover								
	Total sales 2002 £m	Sales between businesses 2002 £m	Sales to third parties 2002 £m	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m	Total sales 2000 £m	Sales between businesses 2000 £m	Sales to third parties 2000 £m
Turnover, including share of joint ventures	4,715.0	54.7	4,660.3	4,049.3	45.2	4,004.1	1,715.3	37.8	1,677.5
Less: share of joint ventures' turnover	(259.3)	—	(259.3)	(204.4)	—	(204.4)	(62.8)	—	(62.8)
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Continuing operations									
Transmission – UK	1,241.8	22.7	1,219.1	1,315.6	16.8	1,298.8	1,319.7	16.9	1,302.8
– US	208.2	3.7	204.5	194.7	3.4	191.3	3.4	0.6	2.8
Distribution – US	1,678.5	0.9	1,677.6	1,519.0	0.6	1,518.4	25.8	—	25.8
Stranded costs recovery and generation – US	251.5	0.1	251.4	334.9	0.1	334.8	6.1	—	6.1
Interconnectors – UK	63.1	0.2	62.9	83.6	—	83.6	86.6	—	86.6
– US	45.5	0.9	44.6	47.9	—	47.9	1.3	—	1.3
Telecommunications	30.3	2.1	28.2	43.3	—	43.3	27.6	—	27.6
Other activities	457.7	24.1	433.6	305.9	24.3	281.6	182.0	20.3	161.7
	3,976.9	54.7	3921.9	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Acquisition (Niagara Mohawk)									
Electricity – US	375.0	—	375.0	—	—	—	—	—	—
Gas – US	104.1	—	104.1	—	—	—	—	—	—
	479.1	—	479.1	—	—	—	—	—	—
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Europe			1,729.3			1,696.6			1,576.1
North America			2,671.7			2,103.1			38.6
			4,401.0			3,799.7			1,614.7

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Continuing operations "Other activities" turnover primarily comprises market services, including EnMO Limited ("EnMo") which provides the on-the-day commodity market for gas trading in Britain, and contracting activities.

(b) Operating profit/ (loss)

	Operating profit/ (loss)					
	Before exceptional items and goodwill amortisation			**After exceptional items and goodwill amortisation**		
	2002 £m	**2001 £m**	**2000 £m**	**2002 £m**	**2001 £m**	**2000 £m**
Continuing operations						
Transmission – UK	524.7	486.3	523.1	484.9	486.3	523.1
– US	60.3	49.6	1.3	48.0	37.6	0.9
Distribution – US	165.6	154.8	1.7	110.5	101.8	0.7
Stranded costs recovery and generation – US	44.3	61.7	0.2	44.3	61.7	0.2
Interconnectors – UK	19.8	42.8	46.6	19.8	42.8	46.6
– US	17.3	22.3	0.6	17.3	22.3	0.6
– Other	—	(0.1)	(0.9)	—	(0.1)	(0.9)
Telecommunications	(17.2)	(3.0)	(1.1)	(21.6)	(7.3)	(1.3)
Other activities	(4.8)	6.7	3.2	(11.5)	5.7	1.9
Impairment of investments in joint ventures and associate	—	—	—	(186.0)	—	—
Exceptional costs – US	—	—	—	—	(45.3)	—
	810.0	821.1	574.7	505.7	705.5	571.8
Acquisition (Niagara Mohawk)						
Electricity – US	66.8	—	—	61.4	—	—
Gas – US	17.0	—	—	15.8	—	—
Other – US	(0.7)	—	—	(0.7)	—	—
Exceptional Costs – US	—	—	—	(74.8)	—	—
	83.1	—	—	1.7	—	—
Group undertakings	893.1	821.1	574.7	507.4	705.5	571.8
Telecommunications – Energis	(3.7)	4.4	1.9	(407.5)	(9.4)	(3.4)
– Intelig	(35.5)	(118.0)	(44.1)	(151.7)	(118.0)	(44.1)
– Other	(15.3)	(3.4)	—	(113.7)	(3.9)	—
Other electricity activities	36.1	35.3	21.5	36.1	35.3	21.5
Joint ventures and associate	(18.4)	(81.7)	(20.7)	(636.8)	(96.0)	(26.0)
Total operating profit/ (loss)	874.7	739.4	554.0	(129.4)	609.5	545.8
Europe	511.3	545.0	577.6	(48.8)	531.2	572.3
North America	378.3	288.0	(1.4)	225.1	172.4	(4.3)
Latin America	(19.3)	(97.8)	(26.2)	(310.1)	(98.3)	(26.2)
Rest of the World	4.4	4.2	4.0	4.4	4.2	4.0
	874.7	739.4	554.0	(129.4)	609.5	545.8
Electricity	931.2	860.4	598.1	811.9	749.1	595.4
Gas	15.2	(1.0)	(0.8)	14.0	(1.0)	(0.8)
Telecommunications	(71.7)	(120.0)	(43.3)	(880.5)	(138.6)	(48.8)
Exceptional costs – US	—	—	—	(74.8)	—	—
	874.7	739.4	554.0	(129.4)	609.5	545.8

In 2002, an exceptional charge relating to the impairment of investments in joint ventures and associate of £792.3m, as explained in note 3(b), has been reflected in the segmental analysis of operating profit shown above. Included within this amount is £186.0m that relates to the recognition of related liabilities attributable to group undertakings.

It is not practical to allocate the 2002 exceptional costs of £74.8m (see note 3(a)) relating to the acquisition of Niagara Mohawk over the Niagara Mohawk segments, as a consequence of the ongoing reorganisation of its activities with those of National Grid USA.

It is not practical to allocate the 2001 exceptional costs (see note 3(a)) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

(c) Total and net assets

	Total assets		Net assets	
	2002 £m	**2001 £m**	**2002 £m**	**2001 £m**
Continuing operations				
Transmission – UK	3,537.7	3,426.2	3,141.9	3,055.9
– US	748.1	796.1	733.6	753.4
Distribution – US	2,747.6	2,872.1	2,502.1	2,587.8
Stranded costs recovery and generation – US	945.1	1,078.6	319.8	344.6
Interconnectors – UK	157.1	154.9	150.9	152.1
– US	172.2	191.2	169.9	190.6
– Other	17.6	11.0	16.8	9.8
Telecommunications	175.0	153.7	(18.2)	148.5
Other activities	372.2	377.1	83.4	184.9
	8,872.6	9,060.9	7,100.2	7,427.6
Acquisition (Niagara Mohawk)				
Electricity – US	6,771.8	—	5,372.0	—
Gas – US	972.5	—	844.5	—
Other – US	331.6	—	328.0	—
	8,075.9	—	6,544.5	—
Group undertakings	16,948.5	9,060.9	13,644.7	7,427.6
Continuing operations				
Telecommunications – Energis	—	401.9	—	401.9
– Intelig	—	164.8	—	164.8
– Other	0.2	110.5	0.2	110.5
Generation – US	28.4	32.8	28.4	32.8
Other electricity activities	28.4	90.7	(8.8)	90.7
Joint ventures and associate	57.0	800.7	19.8	800.7
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)
	17,416.0	10,205.5	3,294.4	2,715.3
Europe	3,942.3	4,247.3	3,205.3	3,821.9
North America	13,031.0	5,270.2	10,465.1	4,063.5
Latin America	—	317.7	(37.3)	317.7
Rest of the World	32.2	26.4	31.4	25.2
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)
	17,416.0	10,205.5	3,294.4	2,715.3

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange, investment held for resale, cash and deposits and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends, investment in own shares, assets held for exchange, financial instruments, investment held for resale and taxation related regulatory assets.

(d) Other segmental information

	Capital expenditure			Depreciation and amortisation		
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m
Continuing operations						
Transmission – UK	370.6	361.2	286.5	170.2	147.7	133.7
– US	35.7	29.4	0.8	26.2	25.3	0.5
Distribution – US	120.0	84.3	2.6	141.7	129.0	2.6
Stranded costs recovery and generation – US	3.2	9.9	—	10.3	40.6	0.9
Interconnectors – UK	1.5	0.9	—	13.4	13.3	13.2
– US	—	—	0.9	14.3	13.9	0.3
– Other	6.2	2.9	—	—	—	—
Telecommunications	20.0	30.0	—	7.1	5.8	0.1
Other activities	18.1	17.2	25.3	2.1	4.4	7.3
	575.3	535.8	316.1	385.3	380.0	158.6
Acquisition (Niagara Mohawk)						
Electricity – US	15.1	—	—	45.8	—	—
Gas – US	2.9	—	—	5.8	—	—
	18.0	—	—	51.6	—	—
Group undertakings	593.3	535.8	316.1	436.9	380.0	158.6
Europe	384.6	378.5	311.7	183.5	162.8	152.5
North America	202.5	154.4	4.4	253.4	217.2	6.1
Rest of the World	6.2	2.9	—	—	—	—
	593.3	535.8	316.1	436.9	380.0	158.6

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

	Continuing operations 2002 £m	Acquisition 2002 £m	Total 2002 £m	2001 £m	2000 £m
Depreciation	296.2	23.0	319.2	276.5	154.9
Payroll costs (note 4(a))	304.5	60.8	365.3	302.7	127.5
Purchases of electricity	1,249.3	160.9	1,410.2	1,247.9	124.8
Purchases of gas	—	58.0	58.0	—	—
Rates and property taxes	171.1	25.5	196.6	176.5	103.7
Balancing services incentive scheme direct costs(i)	203.8	—	203.8	219.6	212.6
EnMO direct costs	394.9	—	394.9	201.2	70.7
Other operating charges	796.4	149.2	945.6	669.8	248.7
	3,416.2	477.4	3,893.6	3,094.2	1,042.9
Operating costs include:					
Research and development costs			6.2	8.1	7.8
Operating lease rentals					
– Plant and machinery			7.6	4.2	0.1
– Other			19.3	15.1	3.3
Amortisation of goodwill(ii)			78.4	70.3	2.9
Amortisation of regulatory assets			34.9	33.2	0.8
Other amortisation			4.4	—	—
Auditors' remuneration					
– Statutory audit fees			1.9	1.0	0.5
– Taxation, acquisition activity (including due diligence), and other strategic advice			4.0	3.6	1.4
– Stock exchange related			0.3	0.1	0.4
– Regulatory related services			0.2	0.8	0.9
– Other			0.1	0.6	0.3
			4.6	5.1	3.0
			6.5	6.1	3.5

(i) Comparative period figures relate to a predecessor scheme.

(ii) Excludes goodwill of £12.0m (2001: £14.3m; 2000: £5.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £4.6m (2001: £5.1m; 2000: £3.0m), fees of: a) £1.8m (2001: £1.5m; 2000: £1.2m), incurred in respect of acquisitions, have been capitalised and; b) £nil (2001: £0.5m; 2000: £nil), incurred in respect of disposals, have been charged in arriving at the profit on disposal of investments. Fees of £nil (2001: £4.3m; 2000: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Amounts charged in respect of other major accounting firms during 2002 amounted to £1.1m (2001: £1.7m; 2000: £0.7m).

(a) Exceptional costs

The 2002 exceptional costs of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK business amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

(b) Impairment of investments in joint ventures and associate

The exceptional charge of £792.3m (£774.6m after tax) relates to the write-down of National Grid Group's investment in its joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

(c) Exceptional profit relating to partial disposal of Energis

The 2002 exceptional profit of £20.1m (£20.1m after tax) relates to the partial disposal of Energis arising from a reduction in National Grid Group's interest in Energis, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision Internet AG.

The 2001 exceptional profit of £243.3m (£243.3m after tax) arises from reductions in National Grid Group's interest in Energis primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision Internet AG in January 2001.

The 2000 exceptional profit of £1,029.6m relating to the partial disposal of National Grid Group's shareholding in Energis comprises a profit of £896.9m (£667.4m after tax) resulting from the sale of 28.9m shares in Energis; and a profit of £132.7m (£132.7m after tax) resulting from reductions in National Grid Group's interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

(d) Profit on disposal of investments

The 2002 exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture. The results of the joint venture up to the date of disposal are included within National Grid Group's share of joint ventures' results.

The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

(e) Financing

The 2002 exceptional net interest charge of £92.5m (£92.5m after tax) relates to National Grid Group's share of a joint venture's exceptional net interest charge. The exceptional charge arises as a result of the devaluation of the Argentinian peso, resulting in the joint venture reflecting an exceptional foreign exchange financing related devaluation charge in its profit and loss account.

(f) Exceptional tax credit

The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of National Grid Group restructurings.

4. Payroll costs and employees

	2002 £m	2001 £m	2000 £m
(a) Payroll costs			
Wages and salaries	398.2	326.0	129.4
Social security costs	28.4	26.3	11.5
Other pension costs	21.6	18.9	10.4
	448.2	371.2	151.3
Less: amounts capitalised	(82.9)	(68.5)	(23.8)
	365.3	302.7	127.5

	31 March 2002 Number	Average 2002 Number	Average 2001 Number	Average 2000 Number
(b) Number of employees				
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Latin America	14	17	17	13
Rest of the World	7	8	8	6
Continuing operations	6,949	7,195	7,523	3,810
Acquisition – North America (Niagara Mohawk)	6,287	1,048	—	—
	13,236	8,243	7,523	3,810

The vast majority of employees in:

- Europe are either directly or indirectly employed in the transmission of electricity in the UK.
- North America (excluding Niagara Mohawk) are either directly or indirectly employed in the transmission, distribution and generation of electricity in the US.
- North America (Niagara Mohawk) are either directly or indirectly employed in the transmission and distribution of electricity and gas supply in the US.

5. Directors' emoluments

(a) Remuneration policy

The remuneration committee, which consists exclusively of non-executive directors, is responsible for determining all aspects of executive directors' compensation, drawing on advice from external remuneration consultants and internal advisors.

The remuneration committee designs remuneration packages with the aim of attracting, motivating and retaining high calibre directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which National Grid Group operates.

(b) Directors' remuneration

The remuneration of individual directors in office during the three years ended 31 March 2002 is set out below:

	Year ended 31 March 2002			
	Base salary and fees £'000s	Annual bonus[1] £'000s	Benefits £'000s	Total emoluments (excluding pension) £'000s
Chairman				
James Ross (Non-executive director)	143	—	22	165
Executive directors				
Roger Urwin	500	267	27	794
Edward Astle[2]	181	94	9	284
Stephen Box	350	155	27	532
William Davis[3]	83	54	2	139
Steven Holliday	270	146	28	444
David Jones[4]	—	35	—	35
Rick Sergel	486	224	18	728
Non-executive directors				
Bob Faircloth	42	—	—	42
John Grant	35	—	—	35
Bonnie Hill[3]	4	—	—	4
Paul Joskow	57	—	—	57
Richard Reynolds	55	—	—	55
	2,206	975	133	3,314

Notes:

(1) Total cash bonus paid includes amounts invested by directors in the share match scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on matching shares. For US directors, the total cash paid does not include deferred share awards.

(2) Appointed to the Board on 1 September 2001.

(3) Appointed to the Board on 11 February 2002.

(4) Resigned from the Board on 31 March 2001. During the year, David Jones received ex-gratia payments of £35,353 in respect of dividends on matching shares exercised.

The total remuneration of Roger Urwin, the highest paid director during the year, was £794,195.

	Year ended 31 March 2001			
	Base salary and fees £'000s	**Annual bonus[1] £'000s**	**Benefits £'000s**	**Total emoluments (excluding pension) £'000s**
Chairman				
James Ross (non-executive director)	120	—	—	120
Executive directors				
David Jones	440	212	13	665
Roger Urwin	275	150	11	436
Stephen Box	300	142	13	455
Wob Gerretsen[2]	177	34	48	259
Steven Holliday[3]	1	—	—	1
Rick Sergel	408	197	15	620
Non-executive directors				
Bob Faircloth	30	—	—	30
John Grant	30	—	—	30
Paul Joskow	45	—	—	45
Richard Reynolds	50	—	—	50
	1,876	735	100	2,711

Notes:

(1) Total cash bonus paid includes amounts invested by directors in the share match scheme and, in the case of Roger Urwin, an ex-gratia payment of £19,000 in respect of dividends on matching shares.

(2) Died on 19 October 2000: £36,427 of his benefits is in respect of repatriation of personal property.

(3) Appointed to the Board on 30 March 2001.

The total remuneration of David Jones, the highest paid director (now retired), was £665,440.

	Year ended 31 March 2000			
	Base salary and fees £'000s	Annual bonus £'000s	Benefits £'000s	Total emoluments (excluding pension) £'000s
Chairman				
James Ross (non-executive director)[1]	98	—	—	98
Executive directors				
David Jones	350	126	13	489
Stephen Box	250	87	11	348
Wob Gerretsen[2]	240	64	44	348
Rick Sergel[3]	5	—	—	5
Roger Urwin	230	81	10	321
Non-executive directors				
David Jefferies (former chairman)[4]	50	—	3	53
Bob Faircloth	30	—	—	30
John Grant	30	—	—	30
Paul Joskow[3]	—	—	—	—
Richard Reynolds	50	—	—	50
Malcolm Williamson[4]	8	—	—	8
	1,341	358	81	1,780

Notes:

(1) Appointed chairman at the National Grid AGM on 22 July 1999.

(2) Wob Gerretsen's base salary included a temporary overseas allowance and his benefits included £31,667 in respect of his relocation.

(3) Appointed to the Board on 27 March 2000.

(4) Resigned from the Board on 22 July 1999.

The total remuneration of David Jones, the highest paid director (now retired), including the gain on the exercise of options, was £505,344.

(c) Directors' pension benefits

Pension benefits earned by individual executive directors in the three years ended 31 March 2002 are as follows:

	Year ended 31 March 2002			
	Age at 31 March 2002	Director's contributions during year £'000s	Increase to accrued pension during year (net of inflation) £'000s	Accrued pension as at 31 March 2002[1] £'000s
Roger Urwin	56	15	137	300
Edward Astle[2]	48	5	6	6
Stephen Box	51	11	17	54
William Davis[3]	60	—	—	458
Steven Holliday	45	8	9	9
Rick Sergel	52	—	77	347

Notes:

(1) Accrued pension represents the pension that would be paid annually at age 60 if the director resigned on 31 March 2002.

(2) Appointed to the Board on 1 September 2001.

(3) William Davis was appointed to the Board on 11 February 2002. As part of the Niagara Mohawk acquisition, a lump sum of £6,265,202 was paid into the Niagara Mohawk Supplemental Executive Retirement Plan, any future pension benefits payable by National Grid shall be offset by the annuity value of this lump sum payment.

	Year ended 31 March 2001			
	Age at 31 March 2001	Director's contributions during year £'000s	Increase to accrued pension during year (net of inflation) £'000s	Accrued pension as at 31 March[1] 2001 £'000s
David Jones[2]	58	13	57	284
Roger Urwin	55	8	26	160
Stephen Box	50	9	14	36
Wob Gerretsen[3]	—	4	—	—
Steven Holliday[4]	44	—	—	—
Rick Sergel	51	—	21	270

Notes:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the director resigned on 31 March 2001.

(2) David Jones, the highest paid director retired on 31 March 2001 with an unreduced pension.

(3) Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of £988,613 and are receiving a pension of £100,256 per annum.

(4) Steven Holliday was appointed to the Board on 30 March 2001.

	Year ended 31 March 2000			
	Age at 31 March 2000	Director's contributions during year £'000s	Increase to accrued pension during year (net of inflation) £'000s	Accrued pension as at 31 March[1] 2000 £'000s
David Jones	57	21	35	220
Stephen Box	49	14	11	22
Wob Gerretsen	58	12	19	127
Rick Sergel[2]	50	—	—	193
Roger Urwin	54	14	16	130

Notes:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the director resigned on 31 March 2000.

(2) Appointed to the Board on 27 March 2000.

(d) Directors' share interests

The directors' interests in National Grid Shares are set out in section 7 of Part IX of this document.

6. Pensions and post-retirement benefits

Substantially all of National Grid Group's UK employees are members of the Electricity Supply Pension Scheme (the "ESPS"), a defined benefit funded scheme. The assets of the ESPS are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is National Grid Group's section. The latest full actuarial valuation of National Grid Group's section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5% on investments held in respect of members before they reach retirement and 3.5% on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The total market value of assets relating to National Grid Group's section of the ESPS at 31 March 2001 was £1,336.3m and the actuarial value of the assets represented

approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The agreed contribution rate for the forthcoming year is 6%.

Substantially all of National Grid Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquision of Niagara Mohawk (note 26a)) and at 1 April 2001 for the remainder of the US plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7% for Niagara Mohawk schemes and 4.7% for other US schemes; that real annual increases in salary would average 0.25% for Niagara Mohawk schemes and 0.5% for other US schemes; that inflation would average 3.0% for Niagara Mohawk Schemes and 4.0% for other US schemes; and that nominal increases in pensions would be nil. The market value of the assets relating to National Grid Group's US defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total $2,126m and the actuarial value of the assets represented 91% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the US plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6m (2001: £18.9m; 2000:£10.4m) represents the regular pension cost of £18.5m (2001: £21.2m; 2000: £13.0m) plus a variation from the regular pension cost totalling £3.1m (2001: £2.3m (net credit); 2000: £2.6m (net credit)), which includes a credit of £1.5m (2001: £1.5m; 2000: £1.5m) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6m (2001: £28.2m).

In the US, National Grid Group provides health care and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of net assets acquired on the acquisition of Niagara Mohawk (note 26a)) and at 1 April 2001 for the remainder of the US plans. The principal assumptions adopted were a discount rate of 7.50% and that medical costs would increase by 10% per annum, decreasing to 5% by 2007 and remain at this rate thereafter.

The cost of providing health care and life insurance to retired US employees for the year ended 31 March 2002 amounted to £9.4m (2001: £7.3m; 2000, for the period 22 March 2000 to 31 March 2000: £0.2m).

FRS 17 Retirement benefits

On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 'Retirement Benefits', replacing SSAP 24 'Accounting for Pension Costs'. FRS 17 is fully effective for periods ending on or after 22 June 2003, though disclosures are required in the transitional period commencing with the year ended 31 March 2002. Initial disclosures showing the assets and liabilities of the major plans are set out below. In respect of the US pension and other post retirement plans, information relating to these has been aggregated. The disclosures have been calculated using the projected unit method of valuation on the basis of the following assumptions:

	UK Pensions	**US Pensions**	**US Other post-retirement benefits**
	%	**%**	**%**
Rate of increase in salaries	3.8*	4.0	—
Rate of increase in pensions in payment and deferred pensions	2.9	—	—
Discount rate	6.0	7.5	7.5
Rate of increase in RPI	2.8	3.5	—
Initial health care cost trend rate	—	—	10.0
Ultimate health care cost trend rate	—	—	5.0

* A promotional age related salary scale has also been used.

An analysis of the assets held in the various pension and other post retirement benefit schemes and the expected rates of return at 31 March 2002 were as follows:

	UK – Pensions		US – Pensions		US – Other post retirement benefits	
	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m
Equities	7.8	848.9	10.2	902.2	10.3	236.4
Bonds	5.3	290.0	6.4	475.7	5.9	159.7
Property	6.3	82.9	8.0	11.2	—	—
Other	3.8	38.9	5.6	48.4	5.9	0.6
Total market value of assets		1,260.7		1,437.5		396.7
Present value of scheme liabilities		(1,312.2)		(1,623.1)		(884.0)
Scheme deficits		(51.5)		(185.6)		(487.3)
Related deferred tax asset		15.5		73.9		193.3
Net liabilities		(36.0)		(111.7)		(294.0)

The net pension liability for US – Pensions comprises net pension assets relating to funded schemes in surplus of £30.7m, net pension liabilities relating to funded schemes in deficit of £98.1m and net pension liabilities relating to unfunded schemes of £44.3m.

If the above amounts had been recognised in the financial statements, National Grid Group's net assets employed at 31 March 2002 would be as follows:

	£m
Net assets employed excluding net SSAP 24 liabilities	3,649.6
Net FRS 17 liabilities	(441.7)
Impact on regulatory assets of recognising net FRS 17 liabilities and related deferred tax	(89.3)
Net assets employed including net FRS 17 liabilities	3,118.6

The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve.

7. Net interest

	2002 £m	2001 £m	2000 £m
Bank loans and overdrafts	120.5	118.0	12.4
Other	225.9	232.1	146.0
Interest payable and similar charges	346.4	350.1	158.4
Interest capitalised	(25.7)	(20.7)	(20.4)
Interest payable and similar charges net of interest capitalised	320.7	329.4	138.0
Interest receivable and similar income	(72.6)	(112.9)	(95.0)
	248.1	216.5	43.0
Joint ventures (including exceptional net interest of £92.5m (2001: £nil; 2000: £nil), net of interest capitalised £10.1m (2001: £18.5m; 2000: £2.1m))	120.5	12.8	8.9
Associate	16.4	25.8	15.6
	385.0	255.1	67.5
Comprising:			
Net interest, excluding exceptional net interest	292.5	255.1	67.5
Exceptional net interest (note 3(e))	92.5	—	—
Net interest, including exceptional net interest	385.0	255.1	67.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.2% (2001: 6.7%; 2000: 6.7%).

Interest payable and similar charges for 2001 included £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provided an economic hedge against dollar borrowings, but which did not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 included a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings.

8. Taxation

	2002 £m	2001 £m	2000 £m
United Kingdom			
– Corporation tax at 30%	39.5	(153.2)	347.4
– Adjustment to corporation tax in respect of prior years	(78.1)	(20.0)	—
– Deferred tax: timing differences	27.9	18.6	18.5
– Adjustment to deferred tax in respect of prior years	3.7	18.0	17.0
	(7.0)	(136.6)	382.9
Overseas			
– Corporate tax	73.3	26.7	2.8
– Adjustment to corporate tax in respect of prior years	1.4	—	—
– Deferred tax: timing differences	(48.4)	44.1	—
	26.3	70.8	2.8
	19.3	(65.8)	385.7
Joint ventures	6.2	4.2	2.9
Associate	(0.2)	8.3	(6.3)
	25.3	(53.3)	382.3
Comprising:			
Taxation – excluding exceptional items	85.4	182.1	152.8
Taxation – exceptional tax credit (note 3(f))	—	(229.5)	—
Taxation – exceptional items	(60.1)	(5.9)	229.5
	(60.1)	(235.4)	229.5
	25.3	(53.3)	382.3

A reconciliation of the UK corporation tax rate to the effective tax rate of National Grid Group is as follows:

	2002	2001	2000
	(% of profit before taxation)		
UK corporation tax rate	30.0	30.0	30.0
Increase/(decrease) resulting from :			
Goodwill amortisation and other permanent differences	7.4	8.6	0.1
Unrelieved tax losses (including overseas)	5.9	11.9	—
Overseas income taxed at other than UK statutory rate	(10.7)	(7.4)	—
Other	(0.4)	3.0	(1.5)
Effective tax rate before adjustment in respect of prior years and exceptional items	32.2	46.1	28.6
Adjustment in respect of prior years	(14.8)	(0.5)	3.3
Effective tax rate after adjustment in respect of prior years and before exceptional items	17.4	45.6	31.9
Exceptional items	(22.9)	(54.2)	(6.5)
Effective tax rate after exceptional items	(5.5)	(8.6)	25.4

9. Dividends

	2002 pence	2001 pence (per ordinary share)	2000 pence	2002 £m	2001 £m	2000 £m
Ordinary dividends						
– Interim	6.46	6.05	5.59	95.6	89.5	82.5
– Proposed final	9.58	9.03	8.35	169.0	133.5	123.0
	16.04	15.08	13.94	264.6	223.0	205.5

10. Earnings per share

	Earnings per share 2002 pence	(Loss)/ profit for the year 2002 £m	Weighted average number of shares 2002 m	Earnings per share 2001 pence	Profit for the year 2001 £m	Weighted average number of shares 2001 m	Earnings per share 2000 pence	Profit for the year 2000 £m	Weighted average number of shares 2000 m
Basic, including exceptional items and goodwill amortisation	(32.3)	(493.3)	1,526.8	45.0	664.2	1,475.8	76.2	1,122.0	1,472.9
Exceptional costs (note 3(a))	5.2	79.0	—	2.7	39.4	—	—	—	—
Impairment of investments in joint ventures and associate (note 3(b))	50.6	774.6	—	—	—	—	—	—	—
Profit relating to partial disposal of Energis (note 3(c))	(1.3)	(20.1)	—	(16.5)	(243.3)	—	(54.3)	(800.1)	—
Profit on disposal of investments (note 3(d))	(0.7)	(10.6)	—	(1.3)	(20.1)	—	—	—	—
Exceptional financing charge (note 3(e))	6.1	92.5	—	—	—	—	—	—	—
Profit on disposal of tangible fixed assets	(1.4)	(22.0)	—	—	—	—	—	—	—
Exceptional tax credit (note 3(f))	—	—	—	(15.6)	(229.5)	—	—	—	—
Goodwill amortisation	5.9	90.4	—	5.7	84.6	—	0.6	8.2	—
Basic, excluding exceptional items and goodwill amortisation	32.1	490.5	1,526.8	20.0	295.3	1,475.8	22.5	330.1	1,472.9
Dilutive impact of employee share options				(0.1)	—	9.9	(0.2)	—	10.1
Dilutive impact of 4.25% Exchangeable Bonds 2008				(0.1)	21.2	110.3	(0.3)	20.9	110.3
Diluted, excluding exceptional items and goodwill amortisation				19.8	316.5	1,596.0	22.0	351.0	1,593.3
Exceptional costs (note 3(a))				(2.5)	(39.4)	—	—	—	—
Profit relating to partial disposal of Energis (note 3(c))				15.2	243.3	—	50.2	800.1	—
Profit on disposal of investments (note 3(d))				1.3	20.1	—	—	—	—
Exceptional tax credit (note 3(f))				14.4	229.5	—	—	—	—
Goodwill amortisation				(5.2)	(84.6)	—	(0.5)	(8.2)	—
Diluted, including exceptional items and goodwill amortisation				43.0	685.4	1,596.0	71.7	1,142.9	1,593.3

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of National Grid Group.

There is no difference between basic and diluted earnings per share for the year ended 31 March 2002.

11. Intangible fixed assets – goodwill

	Cost £m	Amortisation £m	Net book value £m
At 1 April 2000	1,058.2	(3.0)	1,055.2
Exchange adjustments	160.5	(3.1)	157.4
Addition (note 26b)	225.0	—	225.0
Adjustments to acquisition provisional fair values	32.7	—	32.7
Disposal	(16.6)	2.8	(13.8)
Charge for the year	—	(70.3)	(70.3)
At 1 April 2001	1,459.8	(73.6)	1,386.2
Exchange adjustments	(3.8)	(1.1)	(4.9)
Addition (note 26a)	810.1	—	810.1
Charge for the year	—	(78.4)	(78.4)
At 31 March 2002	2,266.1	(153.1)	2,113.0

12. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2000	491.6	7,100.2	310.5	170.7	8,073.0
Exchange adjustments	49.4	384.5	6.4	2.3	442.6
Acquisition of group undertaking	57.8	415.1	7.2	—	480.1
Capital expenditure	8.3	4.2	507.8	15.5	535.8
Disposal of businesses	(139.1)	(408.6)	(2.8)	(20.5)	(571.0)
Other disposals	(6.0)	(50.5)	—	(11.7)	(68.2)
Reclassifications	(15.4)	444.7	(419.4)	(9.9)	—
Cost at 31 March 2001	446.6	7,889.6	409.7	146.4	8,892.3
Depreciation at 1 April 2000	216.7	2,812.6	—	105.4	3,134.7
Exchange adjustments	26.6	168.9	—	1.2	196.7
Acquisition of group undertaking	15.1	173.5	—	—	188.6
Charge for the year	6.5	251.6	—	18.4	276.5
Disposal of businesses	(114.6)	(326.9)	—	(17.0)	(458.5)
Other disposals	(1.6)	(49.7)	—	(11.7)	(63.0)
Reclassifications	(0.7)	14.0	—	(13.3)	—
Depreciation at 31 March 2001	148.0	3,044.0	—	83.0	3,275.0
Net book value at 31 March 2001	298.6	4,845.6	409.7	63.4	5,617.3

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2001	446.6	7,889.6	409.7	146.4	8,892.3
Exchange adjustments	(1.4)	(17.2)	(1.3)	(0.4)	(20.3)
Acquisition of group undertaking	331.9	4,282.3	140.0	73.8	4,828.0
Capital expenditure	2.8	7.0	575.3	8.2	593.3
Disposals	(10.3)	(72.3)	—	(23.0)	(105.6)
Reclassifications	17.4	489.7	(489.6)	(17.5)	—
Cost at 31 March 2002	787.0	12,579.1	634.1	187.5	14,187.7
Depreciation at 1 April 2001	148.0	3,044.0	—	83.0	3,275.0
Exchange adjustments	(0.2)	(5.4)	—	(0.2)	(5.8)
Acquisition of group undertaking	45.0	1,477.9	—	40.5	1,563.4
Charge for the year	7.8	288.6	—	22.8	319.2
Disposals	(6.5)	(64.1)	—	(15.2)	(85.8)
Reclassifications	0.3	5.5	—	(5.8)	—
Depreciation at 31 March 2002	194.4	4,746.5	—	125.1	5,066.0
Net book value at 31 March 2002	592.6	7,832.6	634.1	62.4	9,121.7

The cost of tangible fixed assets at 31 March 2002 includes £306.2m (2001: £280.5m) relating to interest capitalised.

The net book value of land and buildings comprises:

	2002 £m	2001 £m
Freehold	557.8	262.5
Long leasehold (over 50 years)	28.9	30.0
Short leasehold (under 50 years)	5.9	6.1
	592.6	298.6

	Unlisted joint ventures		Listed associate	Own shares	Other investments	Total
	Share of net assets £m	Loans £m	Share of net assets £m	£m	£m	£m
At 1 April 2000	204.3	—	200.9	16.3	91.0	512.5
Exchange adjustments	(4.0)	3.5	—	—	15.4	14.9
Acquisition of group undertaking (note 26b)	6.3	—	—	—	28.7	35.0
Additions	250.8	61.4	—	2.1	22.9	337.2
Disposal of business	—	—	—	—	(23.1)	(23.1)
Other disposals	—	—	—	(8.2)	—	(8.2)
Share of retained loss	(122.8)	—	(42.9)	—	—	(165.7)
Other movements	(0.7)	—	243.9	—	—	243.2
At 31 March 2001	333.9	64.9	401.9	10.2	134.9	945.8
At 1 April 2001	333.9	64.9	401.9	10.2	134.9	945.8
Exchange adjustments	(34.1)	—	—	—	(0.1)	(34.2)
Acquisition of group undertaking (note 26a)	13.2	—	—	—	50.9	64.1
Additions	6.1	32.3	—	47.8	11.8	98.0
Transfers	10.4	(10.4)	—	—	—	—
Disposals	(8.3)	—	—	(12.3)	(1.9)	(22.5)
Share of retained loss	(158.3)	—	(31.3)	—	—	(189.6)
Transfer to provisions	37.3	—	—	—	—	37.3
Other movements	—	—	21.5	—	—	21.5
At 31 March 2002	200.2	86.8	392.1	45.7	195.6	920.4
Impairment at 1 April 2001	—	—	—	—	—	—
Charge for the year	129.3	84.9	392.1	—	—	606.3
Exchange adjustments	13.9	1.9	—	—	—	15.8
Impairment at 31 March 2002	143.2	86.8	392.1	—	—	622.1
Net book value at 31 March 2002	57.0	—	—	45.7	195.6	298.3

The market value of the investment in the listed associate (Energis) at 31 March 2002 was £15.6m (2001: £1,579.4m).

The share of retained loss relating to joint ventures includes an exceptional interest charge of £92.5m as described in note 3(e).

Own shares at 31 March 2002 relate to 13.2m 10p ordinary shares in National Grid, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by National Grid Group. Own shares at 31 March 2001 relate to 5.9m $11\frac{13}{17}$p ordinary shares in National Grid Holdings One plc (formerly National Grid Group plc), held by employee share trusts for similar purposes. The carrying value of £45.7m (market value £61.3m (2001: £31.9m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by National Grid and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by National Grid Group undertakings.

	2002 £m	2001 £m
Amounts falling due within one year:		
Trade debtors	707.4	379.9
Amounts owed by an associate	21.9	10.5
Amounts owed by joint ventures	0.1	23.3
Regulatory assets	443.9	255.1
Prepayments and accrued income	136.9	115.8
Other debtors	217.7	95.8
	1,527.9	880.4
Amounts falling due after more than one year:		
Amounts owed by an associate	40.3	45.1
Regulatory assets	3,969.9	978.8
Other debtors	44.2	30.0
	4,054.4	1,053.9
	5,582.3	1,934.3

The amounts owed by an associate include a net investment in a finance lease amounting to £44.6m (2001: £48.9m) comprising total rentals receivable of £65.2m (2001: £74.2m) less unearned income of £20.6m (2001: £25.3m), of which £4.3m (2001: £3.8m) falls due within one year and £40.3m (2001: £45.1m) falls due after more than one year. Rentals received and receivable in the year amounted to £9.0m (2001: £11.3m). At 31 March 2002, the minimum lease payments for each of the five years ending 31 March 2007 are £9.0m.

Regulatory assets

SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate prices that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 17), the decommissioning provision (note 20) and the under-recovery of power costs incurred. Regulatory assets outstanding at 31 March 2002 are expected to be substantially recovered over a period through to 2010.

15. Assets held for exchange

The assets held for exchange of £16.6m (2001: £16.6m) represent the carrying value of 73.5m (2001: 73.5m) shares in Energis which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 18. The voting rights in respect of 61.0m (2001: 61.0m) of these shares are vested in the bondholders.

16. Creditors (amounts falling due within one year)

	2002 £m	2001 £m
Borrowings (note 18)	1,451.9	1,008.7
Trade creditors and accruals	769.8	648.9
Amounts owed to an associate	5.2	10.6
Amounts owed to a joint venture	—	2.1
Purchased power obligations	102.4	105.0
Corporate tax	29.8	16.2
Social security and other taxes	25.8	14.1
Proposed dividend	169.0	133.5
Other creditors	415.4	274.6
	2,969.3	2,213.7

17. Creditors (amounts falling due after more than one year)

	2002 £m	2001 £m
Borrowings (note 18)	7,001.4	3,180.7
Purchased power obligations	361.7	448.5
Liability for swap contracts	407.9	—
Other creditors	347.0	126.3
	8,118.0	3,755.5

Purchased power obligations

As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 14), represents the net present value of these monthly payments discounted at 5.41%. At 31 March 2002, amounts falling due after five years totalled £65.4m (2001: £131.6m).

Liability for swap contracts

Niagara Mohawk has entered into indexed swap contracts that expire in 2008 and a further three swap contracts that expire in June and September 2003. Niagara Mohawk has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments may be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and will be adjusted as periodic assessments are made of energy prices.

18. Borrowings

	2002 £m	2001 £m
Amounts falling due within one year:		
Bank loans and overdrafts	36.6	627.5
Zero coupon bonds 2002	26.2	—
6% mandatorily exchangeable bonds 2003	242.6	242.6
Commercial paper	634.3	107.3
US senior notes	259.5	13.8
First mortgage bond	160.4	—
Other loans	92.3	17.5
	1,451.9	1,008.7
Amounts falling due after more than one year:		
US private placement notes 2003-2015	65.5	74.8
European Investment Bank Swiss franc loan 2004	245.8	237.0
Euro 1,250m bonds 2006	772.4	—
8.0% bonds 2006	239.3	239.1
4.25% Exchangeable Bonds 2008	491.3	480.3
Euro 750m bonds 2011	463.3	—
Pollution control revenue bonds 2018-2022	315.1	315.0
£200m 3.806% index linked bonds 2020	200.9	—
5.875% bonds 2024	443.9	443.6
£360m 6.5% bond 2028	357.6	—
£40m 3.589% limited RPI linked bonds 2030	40.2	—
US senior notes	1,846.3	327.8
First mortgage bond	1,185.0	—
Tax exempt bonds	303.7	16.7
Other loans	31.1	24.7
Bank borrowings 2002-2004	—	995.5
Zero coupon bonds 2002	—	26.2
	7,001.4	3,180.7
Total borrowings	8,453.3	4,189.4
Total borrowings are repayable as follows:		
In one year or less	1,451.9	1,008.7
In more than one year, but not more than two years	720.3	85.8
In more than two years, but not more than three years	436.8	1,262.0
In more than three years, but not more than four years	674.2	47.1
In more than four years, but not more than five years	1,005.1	252.6
In more than five years – by instalments	56.1	61.7
– other than by instalments	4,108.9	1,471.5
	8,453.3	4,189.4

At 31 March 2002, borrowings totalling £1,889.4m (2001: £348.6m) were secured by charges over property, plant and other assets of National Grid Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, National Grid Holdings One plc (formerly National Grid Group plc) issued 14.7m Equity Plus Income Convertible Securities ("EPICs") in the form of 6% mandatorily exchangeable bonds 2003 in the aggregate principal amount of $401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds ("bondholders") into ordinary shares of Energis, an

associated undertaking (note 15). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, National Grid Group will deliver 4.1665 Energis shares per EPIC. On 3 May 2003, the number of Energis shares to be delivered by National Grid Group in respect of each EPIC is dependent upon the Energis share price at that date and ranges from a maximum of five, if the share price is £3.30 or less, to a minimum of 4.1665 if the share price is £3.96 or more.

The 4.25% Exchangeable Bonds 2008 are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of National Grid at the exchange price of 417p per ordinary share. After 17 February 2003, National Grid Group has the right to redeem the Exchangeable Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Exchangeable Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the redemption price, being £1,209.31 per £1,000 principal amount of Exchangeable Bonds). When a holder elects to exchange Exchangeable Bonds for ordinary shares, National Grid Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by National Grid. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Exchangeable Bonds has not been anticipated and the Exchangeable Bonds have been classified as repayable in more than five years.

19. Financial instruments

National Grid Group's treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described below. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the analyses of National Grid Group's financial assets and financial liabilities contained within this note, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Treasury policy

The funding and treasury risk management of National Grid Group is carried out by a central department operating under policies and guidelines approved by the directors. Acting within these policies certain treasury management activities are delegated to regional treasury centres. The treasury policy committee, a committee of National Grid Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by National Grid Group include interest rate risk, currency risk, credit risk and liquidity and funding risk, and the policies applicable are described below. The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to the underlying current or anticipated business requirement. Derivative financial instruments, including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

Interest rate risk

To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. To date, the policy objective has been to achieve 50% to 85% of debt at fixed rates depending on debt projections and market levels of interest rates. Following a recent reappraisal of the interest rate risk exposures of the wider group, the guidelines have been adjusted so that the target percentage of debt that is at a fixed rate is nearer the lower end of the previous range. The interest rate composition of National Grid Group's financial liabilities at 31 March 2002 and 31 March 2001 are shown on page 70.

Currency risk

Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of National Grid Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which National Grid Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned.

The acquisition of Niagara Mohawk has increased the balance sheet exposure to US dollar denominated assets. In view of the increased materiality of the US dollar to National Grid Group the policy has been reviewed, and the

objective since the acquisition is to match the US dollar proportion of National Grid Group's financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities. This rebalancing was completed at the time of the acquisition, by closing existing cross-currency swaps and through financing the cash portion of the acquisition price with a mixture of dollar and sterling borrowings.

The currency composition of National Grid Group's financial liabilities and financial assets at 31 March 2002 and 31 March 2001 are shown on pages 70 and 71 respectively.

Liquidity risk

National Grid Group seeks to ensure that substantially all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with National Grid Group's borrowing capacity.

Credit risk

At 31 March 2002, National Grid Group had £212.6m of cash and deposits. National Grid Group is exposed to the credit riks of counterparties to these investments. National Grid Group's policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A-/A3 or short-term ratings of A1/P1 from Standard and Poor's or Moody's respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Commodity hedging

In the normal course of business, National Grid Group is party to derivatives including indexed swap contracts, gas futures, electricity swaps, options and oil commodity swaps that are principally used to manage commodity prices associated with its natural gas and electricity delivery operations. These financial exposures are monitored and managed as an integral part of National Grid Group's financial risk-management policy. At the core of this policy is a condition that National Grid Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. National Grid Group does not issue or intend to hold derivative instruments for trading purposes.

As a result of the restructuring of the electricity industry in New York State during 1999, Niagara Mohawk, which was acquired by National Grid Group on 31 January 2002, entered into indexed swap contracts that expire in June 2008, and a further three swap contracts that expire in June and September 2003. These contracts replaced the then existing purchased power arrangements on terms and conditions that were more favourable to Niagara Mohawk than that allowed under the existing arrangements. These derivatives are not designated as hedging instruments but are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

At 31 March 2002 National Grid Group has recorded liabilities of £407.9m in respect of these contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled, and will be adjusted as periodic reassessments are made of energy prices.

National Grid Group, through its acquisition of Niagara Mohawk, acquired New York Mercantile Exchange ("NYMEX") gas futures and fixed for floating electric swaps that were considered hedges for accouting purposes. The level of activity in these derivatives has been immaterial, and all of these contracts expired by 31 March 2002. However, National Grid Group may enter into such contracts, as necessary, in the future.

National Grid Group, through its UK transmission operation, has entered into electricity put options during 2001/02, pursuant to its requirement to stabilise the electricity market in England and Wales through the operation of the New Electricity Trading Arrangements ("NETA"). The options are for varying terms but generally can be exercised throughout the summer of 2002. National Grid Group has entered into these options so that it has the ability to physically deliver electricity as required to meet its obligations under its electricity transmission licence. National Grid Group has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Currency and interest rate composition of financial liabilities

				Fixed rate liabilities	
	Total £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
At 31 March 2002					
Sterling	2,530.0	563.4	1,966.6	6.61	10.8
US dollars	5,923.3	1,081.4	4,841.9	7.33	6.1
Borrowings	8,453.3	1,644.8	6,808.5	7.12	7.5
Other financial liabilities (sterling)	28.2	4.7	23.5	5.34	3.6
Other financial liabilities (US dollars)	893.6	814.9	78.7	5.80	—*
Other financial liabilities (other)	0.3	0.3	—	—	—
	9,375.4	2,464.7	6,910.7	7.10	7.4
At 31 March 2001					
Sterling	539.6	(759.4)	1,299.0	6.92	4.6
US dollars	3,647.3	1,239.5	2,407.8	6.86	3.4
Other	2.5	2.5	—	—	—
Borrowings	4,189.4	482.6	3,706.8	6.94	4.8
Other financial liabilities (sterling)	30.4	—	30.4	5.34	4.6
Other financial liabilities (US dollars)	662.2	621.2	41.0	6.22	10.0*
	4,882.0	1,103.8	3,778.2	6.92	4.8

* Excludes non-equity minority interests of £78.7m (2001: £20.0m) with no final repayment date.

At 31 March 2002, the weighted average interest rate on short term borrowings of £1,451.9m (2001: £1,008.7m) was 4.3% (2001: 5.9%).

Foreign exchange forward deals taken out in 2001/2002 to manage the currency mix of National Grid Group's borrowings portfolio, comprising a £190.4m forward sale of US dollars and a £10.4m forward sale of Australian dollars, have not been adjusted in the table above.

Other US dollar financial liabilities predominantly relate to indexed linked energy swap contracts of £407.9m (2001: £nil), purchased power obligations due after more than one year of £361.7m (2001: £448.5m), exchange translation of cross currency swaps of £45.3m (2001: £166.4m) and non-equity minority interests of £78.7m (2001: £20.0m).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with London Interbank Offered Rate ("LIBOR") for the appropriate currency at differing premiums or, in the case of certain US based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

Maturity of financial liabilities at 31 March

	2002 £m	2001 £m
In one year or less	1,502.3	1,181.4
In more than one year, but not more than two years	887.1	191.6
In more than two years, but not more than three years	598.0	1,348.9
In more than three years, but not more than four years	832.5	130.4
In more than four years, but not more than five years	1,151.4	333.3
In more than five years	4,404.1	1,696.4
	9,375.4	4,882.0

Currency and interest rate composition of financial assets

				Fixed rate assets		
	Total £m	Non-interest bearing £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
At 31 March 2002						
Sterling	89.8	—	89.8	—	—	—
US dollars	120.3	—	120.3	—	—	—
Other currencies	2.5	—	2.5	—	—	—
Cash and deposits	212.6	—	212.6	—	—	—
Other financial assets (sterling)	61.2	16.6	—	44.6	11.50	4.1
Other financial assets (US dollar)	59.1	16.8	14.0	28.3	4.72	9.2
	332.9	33.4	226.6	72.9	8.87	6.1
At 31 March 2001						
Sterling	136.9	—	136.9	—	—	—
US dollars	131.6	—	131.6	—	—	—
Other currencies	2.7	—	2.7	—	—	—
Cash and deposits	271.2	—	271.2	—	—	—
Other financial assets (sterling)	65.5	16.6	—	48.9	11.50	4.8
Other financial assets (US dollar)	38.6	—	11.9	26.7	5.37	9.8
Other financial assets (other)	4.9	—	4.9	—	—	—
	380.2	16.6	288.0	75.6	9.34	6.6

Other financial assets at 31 March 2002 predominantly relate to assets held for exchange of £16.6m (2001: £16.6m), a net investment in a finance lease of £44.6m (2001: £48.9m), fixed asset investment of £40.3m (2001: £38.6m), and investment held for resale of £15.4m (2001: £nil). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 18.

Maturity of financial assets at 31 March

	2002 £m	2001 £m
In one year or less	259.1	316.2
In more than one year, but not more than two years	6.1	6.2
In more than two years, but not more than three years	22.0	6.5
In more than three years, but not more than four years	6.6	6.2
In more than four years, but not more than five years	6.6	7.0
In more than five years	32.5	38.1
	332.9	380.2

Fair values of financial instruments at 31 March

	2002		2001	
	Book value £m	Fair value £m	Book value £m	Fair value £m
6% mandatorily exchangeable bonds 2003	(242.6)	(18.1)	(242.6)	(196.7)
Other short term debt	(1,209.3)	(1,231.9)	(766.1)	(768.7)
Exchangeable Bonds 2008	(491.3)	(543.3)	(480.3)	(627.7)
Other long term debt	(6,510.1)	(6,505.4)	(2,700.4)	(2,704.8)
Total borrowings	(8,453.3)	(8,298.7)	(4,189.4)	(4,297.9)
Cash and deposits	212.6	212.6	271.2	271.2
Net borrowings	(8,240.7)	(8,086.1)	(3,918.2)	(4,026.7)
Other financial liabilities *	(871.8)	(867.6)	(519.9)	(516.3)
Net investment in finance lease	44.6	46.2	48.9	56.0
Assets held for exchange	16.6	16.6	16.6	205.1
Other financial assets	59.1	57.2	43.5	44.8
Net financial liabilities *	(8,992.2)	(8,833.7)	(4,329.1)	(4,237.1)
Financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	—	(69.4)	(2.9)	(40.4)
Forward foreign currency contracts and cross currency swaps	(50.3)	(131.0)	(169.8)	(250.1)

* Excluding interest rate swaps £nil (2001: £2.9m), forward currency contracts £5.0m (2001: £3.4m) and cross currency swaps £45.3m (2001: £166.4m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps amounted to £3,348.4m (2001: £2,534.9m) and £2,213.5m (2001: £2,118.0m) respectively.

Gains and losses on hedges

	Gains £m	Losses £m	Net gain/(loss) £m
Unrecognised gains and (losses) on hedges at 1 April 2001	10.7	(128.5)	(117.8)
Losses arising in previous years recognised in the year	—	38.8	38.8
Gains/(losses) arising in previous years not recognised in the year	10.7	(89.7)	(79.0)
Gains/(losses) arising in the year	4.9	(76.0)	(71.1)
Unrecognised gains and (losses) on hedges at 31 March 2002	15.6	(165.7)	(150.1)
Of which:			
Gains expected to be recognised within one year	12.6	—	12.6
Gains and (losses) expected to be recognised after one year	3.0	(165.7)	(162.7)

At 31 March 2002, within the £165.7m unrecognised loss there is an unrecognised loss of £94.0m for which there are offsetting gains of £73.8m on the related borrowings.

Borrowing facilities

At 31 March 2002, National Grid Group had committed credit facilities from syndicates of banks of £2,687.5m (2001: £2,510.5m) of which £2,687.5m (2001: £1,120.7m) was undrawn and of which £698.5m expires within one year, £298.9m expires after more than one year but less than two years, and £1,690.1m expires after more than two years. Of the unused facilities £1,073.7m (2001: £255.2m) are being held as backup to commercial paper and similar borrowings and the remainder are available to support further acquisitions and other general corporate purposes. At 31 March 2002 a further facility amounting to £211.3m (2001: £nil) existed for the purpose of factoring trade debtors, this facility was undrawn and expires within one year.

20. Provisions for liabilities and charges

	Decom-missioning £m	Post-retirement benefits £m	Environ-mental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m
At 1 April 2000	231.3	114.6	41.2	970.9	—	2.2	1,360.2
Exchange adjustments	29.3	14.7	3.8	27.3	—	—	75.1
Adjustments to acquisition provisional fair values	—	(11.8)	—	0.2	—	—	(11.6)
Acquisition of group undertaking (note 26b)	34.5	27.3	12.0	93.4	—	—	167.2
Additions	16.3	18.7	10.5	80.7	—	—	126.2
Unused amounts reversed	(80.5)	—	(10.0)	—	—	(1.8)	(92.3)
Utilised	(18.9)	(13.8)	(5.1)	—	—	(0.1)	(37.9)
Disposal of business	(65.9)	—	—	—	—	—	(65.9)
At 31 March 2001	146.1	149.7	52.4	1,172.5	—	0.3	1,521.0

	Decom-missioning £m	Post-retirement benefits £m	Environ-mental £m	Deferred taxation £m	Associated undertakings £m	Other £m	Total provisions £m
At 1 April 2001	146.1	149.7	52.4	1,172.5	—	0.3	1,521.0
Exchange adjustments	(0.3)	(1.9)	(1.0)	(4.0)	—	—	(7.2)
Acquisition of group undertaking (note 26a)	—	477.5	166.3	673.9	—	—	1,317.7
Additions	11.4	54.2	8.2	—	186.0	18.9	278.7
Unused amounts reversed	(19.1)	—	(13.2)	(16.8)	—	(0.4)	(49.5)
Utilised	(16.7)	(24.1)	(8.8)	—	—	—	(49.6)
Transfer from fixed asset investments	—	—	—	—	37.3	—	37.3
Other movement	—	—	—	(14.1)	—	—	(14.1)
At 31 March 2002	121.4	655.4	203.9	1,811.5	223.3	18.8	3,034.3

The decommissioning provision of £121.4m at 31 March 2002, represents the net present value of the estimated expenditure (discounted at rates up to 7.75% (2001: 6.62%)) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 14). Expenditure is expected to be incurred between 2002 and 2042. Additions in the year include £7.9m (2001: £10.8m) and £(2.6)m (2001: £2.3m) in respect of changes in the discounted amount arising from the passage of time and the effect of a change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £259.0m (2001: £76.1m) and other post-retirement benefits (health care and life insurance) £396.4m (2001: £73.6m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2002, £189.2m of this provision represents the net present value of the estimated expenditure (discounted at 7.5%) expected to be incurred between 2002 and 2045 (2001: £37.8m discounted at 7.75%). Substantially all of the remainder of this provision is expected to be utilised within the next five years.

The associated undertakings provision of £223.3m (2001: £nil) represents the recognition of obligations associated with the impairment of investments in joint ventures and associate amounting to £186.0m (2001: £nil) and the recognition of the net liabilities of a joint venture amounting to £37.3m (2001: £nil).

Deferred taxation comprises:

	2002 £m	2001 £m
Accelerated capital allowances	1,682.7	1,124.4
Other timing differences	128.8	48.1
	1,811.5	1,172.5

A deferred tax asset in respect of substantial capital losses has not been recognised because their future recovery is uncertain. The exact amount of these losses not recognised at 31 March 2002 is not yet quantified pending agreement of the amount with the relevant tax authorities.

21. Share capital

	Allotted, called up and fully paid	
	millions	**£m**
At 31 March 1999 – ordinary shares of 10 pence*	1,477.9	147.8
Issued during the year	6.9	0.7
Repurchased and cancelled during the year	(0.2)	—
At 31 March 2000*	1,484.6	148.5
At 31 March 2001*	1,484.6	148.5
Issued during the year*	292.3	29.2
At 31 March 2002	1,776.9	177.7

One £1 special rights redeemable preference share (at 31 March 2002, 31 March 2001* and 31 March 2000*)

* In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire National Grid Holdings One plc (described below) have been treated as if these shares were in issue throughout the year and comparative periods.

On 31 January 2002 under a scheme of arrangement between the former National Grid Group plc (now renamed National Grid Holdings One plc) and its shareholders under section 425 of the Companies Act, and sanctioned by the High Court on 25 January 2002, all of the issued shares in that company, including the special share as defined below, were cancelled. Following the cancellation, the share capital of National Grid Holdings One plc was restored to its former nominal amount by applying the reserve arising as a result of the cancellation to pay up in full new shares equal in nominal value to the shares cancelled. One of the new National Grid Holdings One plc shares was issued to National Grid Nominees Limited on behalf of National Grid Group plc. The remaining shares were issued to New National Grid plc (now renamed National Grid Group plc) which, as a result became the new holding company of the National Grid group.

The £1 special rights non-voting redeemable preference share, the National Grid Special Share, held on behalf of the Crown, was issued to the Secretary of State on 31 January 2002 as part of the scheme of arrangement. It is redeemable at any time at par at the option of the holder, after consulting National Grid. The National Grid Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain provisions in the National Grid Articles, require the prior written consent of the holder of the National Grid Special Share. The National Grid Special Share confers no right to participate in the capital or profits of National Grid, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State held a special share with equivalent rights in National Grid Holdings One plc.

At 31 March 2001 and 31 March 2000 the authorised share capital of National Grid Holdings One plc, the former holding company of the National Grid group, was £250.0m, comprising 2,125m shares of $11\frac{13}{17}$ pence each. At 31 March 2002, the authorised share capital of National Grid was £250.0m (2,500m ordinary shares of 10 pence each, and the National Grid Special Share).

The total consideration received by National Grid Group in respect of shares issued during the year ended 31 March 2002 was £1,329.0m, of which £59.1m was received from employee share trusts, which represented contributions from National Grid Group undertakings. The remaining shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m, as explained in note 26a.

Share option schemes

National Grid Group operates two principal forms of share option plans. They are a sharesave plan (the "Sharesave Plan") and an executive share option plan (the "Executive Plan").

The Sharesave Plan is savings-related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Plan applies to senior executives, including executive directors. Options granted in the 2001/02 financial year are subject to the achievement of performance targets related to total shareholder return over a period of at least three years. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the National Grid Group's share option plans may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares under the National Grid Group's various option schemes for the three years ended 31 March 2002 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave Plan millions	**Executive Plan millions**	**Total millions**
At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)
At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	—	(0.4)
Exercised	(4.1)	(0.7)	(4.8)
At 31 March 2001	13.1	6.9	20.0
Granted	2.4	2.6	5.0
Lapsed	(0.7)	(0.1)	(0.8)
Exercised	(5.0)	(0.9)	(5.9)
At 31 March 2002	9.8	8.5	18.3
Exercisable between 1 April 2002 and:	28 Feb 2007	30 Mar 2012	
Option price per ordinary share	171.0p to 457.0p	205.5p to 623.0p	

Further details of share options are given in section 8 of Part IX of this document.

22. Reserves

	Share premium account £m	Profit & loss account £m	Merger Reserve £m
At 31 March 2000	—	1,764.8	300.9
Exchange adjustments	—	(14.7)	—
Ordinary shares issued during the year	0.9	—	—
Tax on exchange adjustments	—	31.9	—
Transfer on issue of certain shares under share option schemes	1.3	(1.3)	—
Retained profit for the year	—	441.2	—
Transfer*	(2.2)	—	2.2
At 31 March 2001	—	2,221.9	303.1
Exchange adjustments	—	(58.3)	—
Ordinary shares issued during the year			
– Share option schemes	46.2	—	—
– Acquisition	1,242.1	—	—
Tax on exchange adjustments	—	21.6	—
Transfer on issue of certain shares under share option schemes	11.3	(11.3)	—
Retained loss for the year	—	(757.9)	—
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	—	—	0.2
Transfer*	(56.2)	—	56.2
At 31 March 2002	1,243.4	1,416.0	359.5

* In the year to 31 March 2002, the application of merger accounting principles to the group reconstruction which involved the creation of a new holding company (see National Grid's Accounting Policies – Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire National Grid Holdings One plc have been treated as if they were in issue throughout the year and comparative periods.

The balance on the merger reserve at 31 March 2002 represents the difference between the called up share capital of National Grid and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed National Grid Holdings One plc) at 31 January 2002, the date of the capital reorganisation.

23. Minority interests: non-equity

The non-equity minority interests of £78.7m (2001: £20.0m) comprise cumulative preference stock issued by National Grid Group undertakings.

24. Reconciliation of movement in equity shareholders' funds

	2002 £m	2001 £m	2000 £m
(Loss)/profit for the year	(493.3)	664.2	1,122.0
Dividends	(264.6)	(223.0)	(205.5)
	(757.9)	441.2	916.5
Issue of ordinary shares	1,317.7	0.9	11.6
Repurchase of own shares	—	—	(1.1)
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	—
Net increase in equity shareholders' funds	523.1	459.3	930.1
Equity shareholders' funds at start of year	2,673.5	2,214.2	1,284.1
Equity shareholders' funds at end of year	3,196.6	2,673.5	2,214.2

25. Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m	2000 £m
Operating profit of group undertakings	507.4	705.5	571.8
Depreciation and amortisation	436.9	380.0	158.6
Impairment of investments in joint ventures	186.0	—	—
Profit on disposal of tangible fixed assets	—	(6.6)	(4.3)
Decrease/(increase) in stocks	14.0	(7.9)	(0.4)
Decrease/(increase) in debtors	203.0	(189.8)	(22.7)
Decrease in creditors	(108.6)	(55.3)	(11.5)
Increase/(decrease) in provisions	10.5	(11.7)	(6.8)
Other	6.2	(3.6)	(2.7)
Net cash inflow from operating activities	1,255.4	810.6	682.0

The net cash inflow of Niagara Mohawk, acquired in 2002, was approximately £18.0m, after exceptional integration cash costs incurred of £21.0m.

(b) Disposal of investments

	2002 £m	2001 £m	2000 £m
Cash consideration received	36.5	204.7	—
Cash balances of businesses disposed	—	(8.8)	—
	36.5	195.9	—

(c) Acquisition of group undertakings

	2002 £m	2001 £m	2000 £m
Payments to acquire group undertakings	(918.2)	(442.5)	(2,049.2)
(Overdrafts)/cash balances of group undertakings acquired	(15.3)	1.6	4.1
	(933.5)	(440.9)	(2,045.1)

(d) Reconciliation of net cash flow to movement in net debt

	2002 £m	2001 £m	2000 £m
Movement in cash and overdrafts	53.6	(1.9)	26.4
Net cash inflow from the management of liquid resources	(336.2)	(775.2)	(618.8)
Increase in borrowings	(442.4)	(81.4)	(769.2)
Change in net debt resulting from cash flows	(725.0)	(858.5)	(1,361.6)
Acquisition of group undertakings	(3,621.3)	(162.2)	(611.7)
Certificates of tax deposit surrendered	—	(3.6)	(5.9)
Exchange adjustments	19.9	(218.0)	29.9
Other non-cash movements	3.9	(12.3)	(10.9)
Movement in net debt in the year	(4,322.5)	(1,254.6)	(1,960.2)
Net debt at start of year	(3,918.2)	(2,663.6)	(703.4)
Net debt at end of year	(8,240.7)	(3,918.2)	(2,663.6)

Liquid resources comprise short term deposits.

(e) Analysis of changes in net debt

	At 1 April 1999 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2000 £m
Cash at bank and in hand**	1.6	6.2	—	—	—	—	7.8
Bank overdrafts	(24.2)	20.2	—	—	—	—	(4.0)
		26.4					
Deposits**	1,522.9	(618.8)	107.7	—	(2.1)	(5.9)	1,003.8
Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	—	(665.0)
		(769.2)					
	(703.4)	(1,361.6)	(611.7)	—	29.9	(16.8)	(2,663.6)

	At 1 April 2000 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2001 £m
Cash at bank and in hand**	7.8	17.4	—	—	0.1	—	25.3
Bank overdrafts	(4.0)	(19.3)	—	—	—	—	(23.3)
		(1.9)					
Deposits**	1,003.8	(775.2)	—	—	20.9	(3.6)	245.9
Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	(3,180.7)
Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	—	(985.4)
		(81.4)					
	(2,663.6)	(858.5)	(162.2)	—	(218.0)	(15.9)	(3,918.2)

	At 1 April 2001 £m	Cash flow £m	Acquisition of group undertaking* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2002 £m
Cash at bank and in hand**	25.3	66.9	—	—	—	—	92.2
Bank overdrafts	(23.3)	(13.3)	—	—	—	—	(36.6)
		53.6					
Deposits**	245.9	(336.2)	215.1	—	(4.6)	0.2	120.4
Borrowings due after one year	(3,180.7)	(752.3)	(3,188.5)	107.1	10.7	2.3	(7,001.4)
Borrowings due within one year	(985.4)	309.9	(647.9)	(107.1)	13.8	1.4	(1,415.3)
		(442.4)					
	(3,918.2)	(725.0)	(3,621.3)	—	19.9	3.9	(8,240.7)

* Excluding cash and bank overdrafts

** Cash and deposits per the balance sheet £212.6m (2001: £271.2m; 2000: £1,011.6m).

26. Acquisitions

(a) On 31 January 2002, National Grid Group acquired the entire issued share capital of Niagara Mohawk for a total consideration of £2,186.5m including acquisition costs of £44.9m. The acquisition has been accounted for by using the acquisition method of accounting. Because the acquisition occurred late in the financial year, fair values and goodwill arising on the acquisition are provisional and may be subject to revision during the current financial year. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments		
	Book value at acquisition £m	Revaluations £m	Accounting policy alignment £m	Provisional fair value £m
Tangible fixed assets	3,264.6	266.8 (ix),(x)	(266.8) (ix),(x)	3,264.6
Fixed asset investments	96.5	(32.4) (i)	—	64.1
Stocks	37.8	—	(1.6)	36.2
Debtors	4,295.3	(193.4) (ii),(iii),(vii)	(146.8) (xi),(xii),(xiv)	3,955.1
Investment held for resale	—	15.4 (v)	—	15.4
Cash and deposits	237.0	—	(21.9) (xiii)	215.1
Creditors excluding borrowings	(950.8)	(27.1) (vi)	38.9 (xiii)	(939.0)
Borrowings	(3,382.6)	(453.8) (iv),(vii)	(15.3) (xiii)	(3,851.7)
Provisions for liabilities and charges	(1,437.1)	(32.6) (iii),(viii)	152.0 (xi),(xii),(xiv)	(1,317.7)
Minority interests	(347.2)	281.5 (iv)	—	(65.7)
	1,813.5	(175.6)	(261.5)	
Net assets acquired				1,376.4
Goodwill arising on acquisition				810.1
				2,186.5
Share consideration				1,269.9
Cash consideration, including costs of acquisition				916.6
				2,186.5

Investment held for resale of £15.4m relates to an associated undertaking of Niagara Mohawk which is held exclusively with a view to resale. The book and fair value of this business represents the anticipated net sale proceeds.

Fair value adjustments primarily comprise:

Revaluation adjustments relating to:

(i) Revaluation of investments to market value (£32.4m);
(ii) Write down of regulatory assets related to nuclear activities (£669.4m);
(iii) Recognition of pension fund liabilities, assets and other related regulatory assets (£290.6m);
(iv) Revaluation and reclassification of preferred stock of a subsidiary undertaking (minority interest) to borrowings (£281.5m);
(v) Revaluation and reclassification of investment held for resale (£15.4m);
(vi) Recognition of current tax and other liabilities (£22.7m);
(vii) Revaluation of long-term debt and recognition of related regulatory assets (£184.7m);
(viii) Deferred tax on certain fair value adjustments (£258.0m).

Accounting policy alignment relating to:

(ix) Accounting for allowance for equity funds used during construction (£75.6m);
(x) Accounting for costs incurred on the disposal of tangible fixed assets (£191.2m);
(xi) Discounting of provisions and recognition of effect on related regulatory assets (£57.3m);
(xii) Non-recognition of certain regulatory assets under UK GAAP (£46.9m);
(xiii) Re-classification of unpresented cheques (£37.2m);
(xiv) Non-recognition of pension provision and related regulatory assets under UK GAAP (£45.7m).

Adjustments (ix) and (x) have also resulted in corresponding revaluation adjustments.

The results of Niagara Mohawk, prepared on the basis of its pre-acquisition accounting policies under US GAAP, for the period 1 January 2002 to 31 January 2002 and for its preceding financial year ended 31 December 2001 are set out below:

	Period 1 January to 31 January 2002 £m	Year ended 31 December 2001 £m
Turnover	255.4	3,269.2
Operating costs	(251.1)	(3,078.0)
Operating profit of group undertakings		
– Before exceptional items	4.3	308.8
– Exceptional items	—	(117.6)
	4.3	191.2
Share of joint venture's operating profit	0.2	2.5
Net interest	(18.7)	(264.0)
Loss before taxation	(14.2)	(70.3)
Taxation	(0.6)	57.9
Minority interests	(5.4)	(21.7)
Loss for the period	(20.2)	(34.1)

(b) On 19 April 2000, National Grid Group acquired the entire issued share capital of EUA for a cash consideration of £414.0m including acquisition costs of £4.5m. The acquisition has been accounted for by using the acquisition method of accounting. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments		
	Book value at acquisition £m	Revaluations £m	Accounting policy alignment £m	Fair value £m
Tangible fixed assets	274.4	34.9 (iii),(iv)	(17.8)(i),(iii),(iv)	291.5
Fixed asset investments	42.7	(3.4)	(4.3)(i)	35.0
Stocks	1.7	—	—	1.7
Debtors	457.4	(0.5)	(124.8)(ii)	332.1
Business held for resale	50.2	5.2 (v)	—	55.4
Cash and deposits	1.6	—	—	1.6
Creditors excluding borrowings	(274.8)	(15.3)(vi),(vii)	110.3 (ii)	(179.8)
Borrowings	(162.6)	—	0.4	(162.2)
Provisions for liabilities and charges	(157.7)	(10.8)(vi)	1.3 (i),(ii)	(167.2)
Minority interests	(18.1)	(1.0)	—	(19.1)
	214.8	9.1	(34.9)	
Net assets acquired				189.0
Goodwill arising on acquisition				225.0
Cash consideration, including costs of acquisition				414.0

Business held for resale of £55.4m relates to a subsidiary undertaking of EUA which was held exclusively with a view to resale. The fair value of this business represents the net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i) recognition of decommissioning liabilities and other provisions in accordance with FRS12 (£15.8m);
(ii) non-recognition of certain liabilities, and related assets, which do not comply with FRS12 (£123.1m);
(iii) accounting for allowance for equity funds used during construction (£13.7m);
(iv) accounting for costs incurred on the disposal of tangible fixed assets (£21.2m);
Adjustments (iii) and (iv) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(v) revaluation of business held for resale to reflect net proceeds from sale (£5.2m);
(vi) recognition of liabilities in respect of certain integration costs (£13.9m);
(vii) recognition of additional liabilities in respect of taxation and certain other items (£14.4m).

The loss after taxation and minority interest of EUA for the period 1 January 2000 to 18 April 2000, based on its accounting policies prior to acquisition, was £0.4m.

The comparative figure for the year ended 31 December 1999 was a profit after taxation and minority interest of £10.5m.

(c) The acquisition of NEES was completed on 22 March 2000 at a total cost of £2,070.8m. The net assets acquired were ascribed a final fair value of £975.4m resulting in goodwill of £1,095.4m. This includes certain adjustments, totalling £32.7m, to the provisional fair values stated in the 31 March 2000 accounts which are included in the table below. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments		
	Book value at acquisition £m	Revaluations £m	Accounting policy alignment £m	Fair value £m
Tangible fixed assets	1,688.6	96.7[(iii),(iv)]	(74.4)[(i),(iii),(iv)]	1,710.9
Fixed asset investments	109.2	12.0[(vii)]	—	121.2
Stocks	16.5	—	—	16.5
Debtors	1,087.5	8.3[(vi),(vii)]	(22.3)[(i),(ii)]	1,073.5
Business held for resale	121.2	(33.6)[(v)]	—	87.6
Cash and deposits	116.5	—	(4.7)	111.8
Creditors excluding borrowings	(799.4)	(0.5)	42.4[(ii)]	(757.5)
Borrowings	(719.4)	—	—	(719.4)
Provisions for liabilities and charges	(584.6)	(12.7)[(vi)]	(36.7)[(i)]	(634.0)
Minority interests	(35.2)	—	—	(35.2)
	1,000.9	70.2	(95.7)	
Net assets acquired				975.4
Goodwill arising on acquisition				1,095.4
Cash consideration, including costs of acquisition				2,070.8

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i) recognition of decommissioning liabilities and other provisions in accordance with FRS 12 (£47.4m);
(ii) non-recognition of certain liabilities, and related assets, which do not comply with FRS 12 (£34.6m);
(iii) accounting for allowance for equity funds used during construction (£13.3m);
(iv) accounting for costs incurred on the disposal of tangible fixed assets (£84.1m);
Adjustments (iii) and (iv) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(v) revaluation of business held for resale to reflect net proceeds from sale (£33.6m);
(vi) recognition of a net deficiency on pension and other post-retirement plans (£2.2m);
(vii) revaluation of investments to market value (£12.0m).

27. Related party transactions

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2002 £m	2001 £m	2000 £m
Sales:			
Services supplied	32.6	46.5	35.0
Finance lease rentals	9.0	11.3	6.7
Purchases:			
Services received	55.1	26.3	16.7
Tangible fixed assets	2.7	—	5.6

Amounts owed by and owed to an associate and joint ventures are given in notes 14 and 16 respectively.

(a) Future capital expenditure

	Group		Associate and joint ventures	
	2002 £m	**2001 £m**	**2002 £m**	**2001 £m**
Contracted for but not provided	360.8	396.8	26.2	90.1

Information in respect of the associate's "future capital expenditure contracted for but not provided" was not available at 31 March 2002. As a consequence, in respect of the position at 31 March 2002 only, the information provided above in respect of the share of associate and joint ventures' "future capital expenditure contracted for but not provided" solely relates to joint ventures.

(b) Lease commitments

At 31 March 2002, National Grid Group's operating lease commitments for the financial year ending 31 March 2003 amounted to £33.2m (2001: £11.9m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total	
	2002 £m	**2001 £m**	**2002 £m**	**2001 £m**	**2002 £m**	**2001 £m**
Within one year	0.8	0.1	2.2	1.1	3.0	1.2
Between two and five years	1.9	1.3	11.7	4.5	13.6	5.8
After five years	7.3	2.6	9.3	2.3	16.6	4.9
	10.0	4.0	23.2	7.9	33.2	11.9

Total commitments under non-cancellable operating leases were as follows:

	2002 £m	**2001 £m**
In one year or less	33.2	11.9
In more than one year, but not more than two years	28.7	10.7
In more than two years, but not more than three years	25.9	8.4
In more than three years, but not more than four years	23.9	6.4
In more than four years, but not more than five years	18.6	5.5
In more than five years	159.0	34.6
	289.3	77.5

(c) Power commitments

At 31 March, National Grid Group had obligations to purchase energy under long term contracts. The following table analyses that commitment, excluding those purchased power obligations, the net present value of which is already reflected in creditors (note 17).

	2002 £m	2001 £m
In one year or less	1,340.1	1,037.3
In more than one year, but not more than two years	1,188.9	670.8
In more than two years, but not more than three years	1,057.1	644.9
In more than three years, but not more than four years	684.3	545.2
In more than four years, but not more than five years	691.5	277.4
In more than five years	2,350.1	1,238.6
	7,312.0	4,414.2

(d) Guarantees and performance bonds

A National Grid Group undertaking has issued performance bonds in the ordinary course of business amounting to £40.6m (2001: £88.1m), of which £10.6m (2001: £58.3m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2001: £14.1m).

(e) Sale of Millstone 3

In November 1999, NEP, a National Grid subsidiary, entered into an agreement with Northeast Utilities ("NU") to settle claims made by NEP in relation to the operating of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP's 16.2% share in an auction of NU's share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001 the Millstone 3 sale was completed and proceeds of $27.9m (£19.6m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0m (£602.0m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140.0m (£100.0m) of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

(f) Environmental related litigation

On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced environment action. This litigation is in the discovery phase. On 10 January 2002, New York State filed suit against Niagara Mohawk and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk has filed a motion to dismiss.

29. National Grid Group undertakings, joint ventures and associate

Details of the principal National Grid Group undertakings, joint ventures and associate included in the National Grid Group accounts at 31 March 2002 are given in section 13 of Part IX of this document.

30. Post balance sheet event

On 22 April 2002 the Boards of National Grid and Lattice unanimously agreed and announced the terms of a recommended merger. Under the terms of the merger, National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice share. Upon completion of the merger, National Grid shareholders will hold approximately 57.3%, and Lattice Shareholders will hold approximately 42.7%, of the issued share capital of National Grid Transco, based on the issued share capital of the two companies at the date of the announcement.

It is intended to account for the merger in accordance with merger accounting principles.

1. Financial information for the 15 months ended 31 March 2002 and the two 12 month periods ended 31 December 2000 and 1999

Introduction

The financial information set out in this section has been extracted without material adjustment from the audited consolidated financial statements of Lattice for the 12 months ended 31 December 2000 ("2000 accounts") and the 15 months ended 31 March 2002 ("2002 accounts"). The 2000 accounts were the first statutory consolidated accounts prepared by Lattice following the Demerger. The financial information for the 12 months ended 31 December 1999 is extracted without material adjustment from the Accountants' Report set out in the listing particulars relating to Lattice dated 15 September 2000 and from the comparatives to the 2000 accounts.

Restatement of prior periods

(a) Accounting convention

In accordance with FRS 18 'Accounting Policies' and following Transco's latest price control review, the directors have reviewed the accounting principles of Lattice Group during the 15 months ended 31 March 2002 and decided that Lattice Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. The comparative information for the 12 months ended 31 December 2000 as included in the 2002 accounts has been restated accordingly. Under modified historical cost accounting, the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months ended 31 March 2002 would have been reduced by £221m to £243m (12 months ended 31 December 2000 reduction of £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increase of £6,609m to £5,597m). For further information regarding modified historical cost results and net assets, see note 30.

(b) FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000, and has been implemented during the 15 months ended 31 March 2002. In the 2002 accounts, comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. The 31 December 2000 modified historical cost and 31 December 1999 information has not been restated for FRS 19. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 historical cost basis £19m) and increased net liabilities as at 31 March 2002 by £599m (31 December 2000 historical cost basis £670m).

Basis of preparation and accounting principles

(a) Basis of preparation

During the 15 months ended 31 March 2002, to improve the transparency of Lattice Group's performance, the financial year end was changed from 31 December to 31 March. This aligns Transco's reported results with its regulatory year. Accordingly, the financial information shown in this report includes the consolidated financial information for the 15 months ended 31 March 2002 of Lattice Group. The comparative information provided in the financial information is for the two 12 month periods ended 31 December 2000 and 1999. The principal entities included within the financial information are shown in note 29.

Lattice Group has also changed the basis of preparation of its accounts (see above). The accounts have been prepared in accordance with applicable accounting standards, and for the 15 months ended 31 March 2002 have been prepared under historical cost principles, as modified for the revaluation of investment properties. The 2000 accounts were prepared on a modified historical cost basis and were restated on an historical cost basis in the 2002 accounts and are presented under both accounting principles in the financial information following. The information for the 12 months ended 31 December 1999 as included in the 2000 accounts was prepared on a modified historical cost basis and has been presented on that basis in the financial information following.

The financial information for the two 12 month periods ended 31 December 1999 and 2000 was prepared on a merger basis. Lattice Group demerged from BG Group on 23 October 2000. The following summarises the accounting and other principles that were applied in preparing the 2000 accounts on a merger basis:

- the 2000 accounts for Lattice Group were prepared as if the continuing operations of Lattice Group were in existence for the whole of 1999 and 2000;

- as well as costs borne directly by Lattice Group, the results within the financial information include a share of corporate head office costs which were historically recharged by BG Group to its underlying business segments. These principally comprise costs of the following head office departments: Finance, Secretariat and Legal, Human Resources and Corporate Affairs as well as other corporate recharges such as pension and share scheme costs. The level of charges may not have been representative of costs incurred following the Demerger;

- net interest includes net interest payable on the net debt of BG Group and its subsidiary undertakings which were attributed to Lattice Group. Interest charges may not have been representative of costs incurred following the Demerger;

- exchange differences on foreign currency debt included in shareholders' funds in 1999 were offset against those arising on overseas assets of BG Group and its subsidiary undertakings. Lattice Group did not have any foreign currency assets at the time and swapped all foreign currency borrowings into sterling obligations following the 1999 corporate restructuring and refinancing of BG which became effective on 13 December 1999 ("1999 Refinancing");

- the tax charge for Lattice Group was based on certain assumptions that were applied to provide a reasonable estimate of the tax charge that would have existed had it been a separate business. Historical tax charges presented may not have been representative of tax charges that would have been incurred had the Lattice Group businesses not formed part of BG Group and its subsidiary undertakings or of charges incurred following the Demerger; and

- all capital and reserves movements, excepting movements to the revaluation reserve, were stated on a pro forma basis as shown in note 24.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Under modified historical cost principles, Lattice Group valued Transco's regulatory assets at depreciated replacement cost (see "Tangible fixed assets" below), or, where lower, the estimated value in use (see "Impairment of fixed assets" below). Transco's regulatory assets are those assets which are subject to a regulatory regime in Britain. Revalued assets include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

For further information on the differences between modified historical cost and historical cost profit, see note 30.

(b) Basis of consolidation

In accordance with the principles of merger accounting, as set out in FRS 6 'Acquisitions and Mergers', the financial information for the 12 month periods ended 31 December 1999 and 31 December 2000 has been prepared as if Lattice Group had been in existence throughout 1999 and 2000. Information in respect of the transactions made in connection with the Demerger is shown in note 1 to the financial information following. Only the continuing operations of Lattice Group that were demerged on 23 October 2000 are consolidated in the financial information. The results of undertakings acquired post-Demerger are consolidated from the date when control passed to Lattice. The results of undertakings disposed of post-Demerger are consolidated to the date when control passed from Lattice.

The financial information comprises a consolidation of the accounts of Lattice and its subsidiary undertakings and incorporates the results of its share of joint ventures and associated undertakings on an equity basis.

Lattice Group's principal subsidiary undertaking, Transco, which operates the substantial majority of the gas distribution network in Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Lattice Group management from exercising control of the business or rights over the subsidiary undertaking's assets and management and hence Transco's results have been consolidated. Transco is registered with the SEC in the US in respect of listed debt securities. Transco therefore publishes additional information based on US accounting principles in the 20-F Statement that is included within its report and accounts.

(c) Intangible fixed assets

(i) Goodwill

On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and the consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill which has a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the 15 months ended 31 March 2002, see note 13.

(ii) Negative goodwill

Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

(iii) Capitalised software

The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

(iv) Telecommunications licences

The cost of telecommunications licences is capitalised in the balance sheet and amortised over their useful economic life on a straight-line basis.

(d) Tangible fixed assets

In the 2002 and 2000 historical cost financial information, all categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation. In the 2000 accounts, Transco's regulatory tangible fixed assets were included in the balance sheet at depreciated replacement cost or, where lower, the estimated value in use (see "Modified historical cost" and "Impairment of fixed assets" below). The 31 December 2000 and 1999 modified historical cost financial information that follows is prepared on this basis.

(i) Historical cost

Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by Lattice and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on Lattice Group's average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

(ii) Modified historical cost

The following outlines the accounting policies applied to Transco's regulatory tangible fixed assets prior to the policies adopted in the 2002 accounts:

(a) land and buildings – based upon periodic valuation undertaken on a rolling basis by independent external chartered surveyors, determined on the basis of open market value for existing use;

(b) mains and services, gas storage, plant and machinery and meters – a rolling five-year valuation, with interim valuations either quarterly or annually. Valuation was undertaken internally by qualified staff with full valuations reviewed externally. The valuation was based upon the application of calculated average unit replacement costs to the physical lengths or quantities used except some plant and machinery where valuation was based on the application of appropriate indices to their historical cost;

(c) other tangible fixed assets – based upon historical cost.

(iii) Depreciation

Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write-off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years (years ended 31 December 2000 and 1999 10 to 20 years)
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review in the 15 months to 31 March 2002 of meter lives, the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

(e) Impairment of fixed assets

Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account.

Under modified historical cost, impairment of regulatory assets was recognised in the statement of total modified historical cost recognised gains and losses until the carrying amount of the asset was reduced to depreciated historical cost; thereafter impairment was recognised in the profit and loss account. In addition, changes in value in use were reported in the statement of total modified historical cost recognised gains and losses as unrealised surplus or loss on revaluation of tangible fixed assets.

For further details of the impairment reviews carried out in the 15 months ended 31 March 2002, see note 3.

(f) Stocks

Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

(g) Environmental costs
Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

(h) Deferred tax

FRS 19 'Deferred Tax' has been implemented during the 15 months ended 31 March 2002. The 2000 historical cost figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. In the 2000 and 1999 modified historical cost information, the provision for deferred tax was accounted for on the partial provisioning basis required by SSAP 15. SSAP 15 states that deferred tax, in respect of accelerated capital allowances and other timing differences, is to be provided only to the extent that it was probable that a liability or asset would crystallise. The effect of this change in accounting policy on the results and net assets of Lattice Group is detailed in the "Restatement of prior periods" section on page 88.

(i) Leases

Assets for use in Lattice Group's businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by Lattice Group for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

(j) Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

(k) Financial instruments

Derivative instruments utilised by Lattice Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of Lattice Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

(l) Turnover
Lattice Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Lattice Group undertakings, excluding those between them.

Total turnover is Lattice Group turnover together with Lattice Group's share of its joint ventures' turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, Lattice Group's principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

(m) Interest
Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

(n) Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of Transco's mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written-off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

(o) Restructuring costs
Costs arising from the current Lattice Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which Lattice Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the 15 months ended 31 March 2002, see note 3.

(p) Pensions
SSAP 24 'Accounting for Pension Costs' requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees' services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme (the "Pension Scheme") is shown as an increase or decrease in the provision. Deferred tax and interest on this provision are accounted for in full.

FRS 17 'Retirement Benefits', which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27.

(q) Research and development
All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

(r) Advertising expenditure
Advertising expenditure is written off as incurred.

		Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 1999 £m
Turnover – Lattice Group and share of joint ventures			4,132	3,092	3,092	3,129
Less: share of joint ventures' turnover	– continuing operations		(11)	(5)	(5)	—
Lattice Group turnover	– continuing operations		4,097	3,087	3,087	3,129
	– acquisitions		24	—	—	—
		2	4,121	3,087	3,087	3,129
Operating costs before exceptional items	– continuing operations		(2,679)	(1,905)	(2,030)	(1,848)
	– acquisitions		(38)	—	—	—
Exceptional items	– continuing operations	3, 4	(365)	(43)	(43)	(20)
			(3,082)	(1,948)	(2,073)	(1,868)
Lattice Group operating profit	– continuing operations		1,053	1,139	1,014	1,261
	– acquisitions		(14)	—	—	—
			1,039	1,139	1,014	1,261
Share of operating losses in joint ventures			(22)	(4)	(4)	—
Share of exceptional operating items in joint ventures		3	(48)	—	—	—
Total operating profit	– continuing operations		983	1,135	1,010	1,261
	– acquisitions		(14)	—	—	—
		2	969	1,135	1,010	1,261
Gain on sale of shares by employee share plan	– continuing operations	3	50	—	—	—
Profit on disposal of other fixed assets	– continuing operations	3	73	25	15	37
Profit on ordinary activities		2	1,092	1,160	1,025	1,298
Net interest		6	(481)	(444)	(444)	(357)
Profit on ordinary activities before taxation			611	716	581	941
Tax on profit on ordinary activities[a]		7	(151)	(179)	(198)	(317)
Profit on ordinary activities after taxation			460	537	383	624
Minority interests			4	—	—	—
Profit for the financial period			464	537	383	624
Dividends		8	(315)	(246)	(246)	—
Transfer to reserves		24	149	291	137	624
Earnings per ordinary share – basic		9	13.3p	15.5p	11.0p	17.7p
Earnings per ordinary share – basic excluding exceptional items		9	19.3p	15.8p	11.6p	17.5p
Earnings per ordinary share – notional adjusted		9	(b)	(b)	11.6p	15.5p
Earnings per ordinary share – diluted		9	13.2p	15.4p	11.0p	—
Earnings per ordinary share – diluted excluding exceptional items		9	19.1p	15.7p	11.5p	—

(a) The 15 months ended 31 March 2002 and the 12 months ended 31 December 2000 historical cost information reflects the implementation of FRS 19. The 12 months ended 31 December 2000 modified historical cost and the 12 months ended 31 December 1999 information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

(b) This information was not disclosed in the 2002 accounts and is therefore not included above.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period	464	537	383	624
Reduction in revaluation reserve on reclassification of investment properties	(50)	—	—	—
Unrealised gain on transfer of fixed assets to a joint venture (see note 12)	16	14	10	—
Taxation on unrealised gain on transfer of fixed assets to a joint venture	(4)	—	—	—
Unrealised surplus on revaluation of tangible fixed assets (see note 11)	—	—	376	16
Total recognised gains and losses for the financial period	426	551	769	640
Prior year adjustment[a]	(7,279)	—	—	—
Total recognised gains and losses	(6,853)	551	769	640

(a) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

Note of profits and losses

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Reported profit on ordinary activities before taxation	611	716	581	941
Realisation of investment property revaluation gains of previous years	—	7	—	—
Modified historical cost adjustments:				
Depreciation in excess of historical cost depreciation[a]	(c)	(c)	125	140
Disposal of tangible fixed assets adjustment[b]	(c)	(c)	17	39
	(c)	(c)	142	179
Historical cost profit on ordinary activities before taxation	611	723	723	1,120
Historical cost profit for the period retained after taxation, minority interests and dividends	149	298	279	803

(a) Represents the additional depreciation necessary to bring historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

(b) Represents the difference between the modified historical cost and historical cost profit or loss on disposal.

(c) Information is not applicable as accounts are presented on an historical cost basis.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

	Notes	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Fixed assets					
Intangible assets:					
– Goodwill and other	*10*	31	—	—	—
– Negative goodwill	*10*	(37)	—	—	—
– Net goodwill and other		(6)	—	—	—
Tangible assets	*11*	7,998	7,448	14,057	13,536
Investments in joint ventures:					
– Share of gross assets	*12*	6	73	73	—
– Share of gross liabilities	*12*	(2)	(11)	(11)	—
		4	62	62	—
Other investments	*12*	9	10	10	7
		8,005	7,520	14,129	13,543
Current assets					
Stocks	*14*	68	41	41	46
Debtors: amounts falling due within one year	*15*	378	638	638	745
Debtors: amounts falling due after more than one year	*15*	4	10	54	294
		382	648	692	1,039
Investments	*16*	234	223	223	422
Cash at bank and in hand		18	7	7	13
		702	919	963	1,520
Creditors: amounts falling due within one year					
Borrowings	*17 to 20*	(598)	(1,371)	(1,371)	(1,823)
Other creditors	*21*	(1,328)	(1,027)	(1,027)	(757)
		(1,926)	(2,398)	(2,398)	(2,580)
Net current liabilities		(1,224)	(1,479)	(1,435)	(1,060)
Total assets less current liabilities		6,781	6,041	12,694	12,483
Creditors: amounts falling due after more than one year					
Borrowings	*17 to 20*	(5,712)	(4,861)	(4,861)	(5,182)
Other creditors	*21*	(951)	(874)	(874)	(825)
		(6,663)	(5,735)	(5,735)	(6,007)
Provisions for liabilities and charges	*22*	(1,023)	(1,318)	(692)	(803)
Net (liabilities)/assets		(905)	(1,012)	6,267	5,673
Capital and reserves[(a)]					
Called up equity share capital	*23, 24*	353	353	353	353
Other reserves	*24*	(5,719)	(5,731)	(5,731)	(5,771)
Revaluation reserve	*24*	—	50	6,659	6,429
Profit and loss account	*24*	4,468	4,322	4,992	4,665
Joint ventures and associated undertakings	*24*	(3)	(6)	(6)	(3)
Lattice Group shareholders' (deficit)/funds		(901)	(1,012)	6,267	5,673
Minority interests		(4)	—	—	—
Total shareholders' (deficit)/funds[(b)]		(905)	(1,012)	6,267	5,673

(a) Capital and reserves for 1999 have been stated on a pro forma basis (see note 24).

(b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

Commitments and contingencies are shown in note 25.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Movements in Lattice Group shareholders' funds

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	*12 months* ended 31 Dec 2000 £m	*12 months* ended 31 Dec 2000 £m	*12 months* ended 31 Dec 1999 £m
Profit for the financial period	464	537	383	624
Dividends	(315)	(246)[(a)]	(246)	—
	149	291	137	624
Issue of bonds on 1999 Refinancing	—	—	—	(1,509)
Other recognised gains and losses for the financial period[(b)]	(38)	14	386	16
Contribution to sharesave trust[(c)]	—	45	45	—
Currency translation adjustments[(d)]	—	—	—	(9)
Funding movement with BG	—	26	26	(1,052)
Net movement in shareholders' funds/(deficit) for the financial period	111	376	594	(1,930)
Lattice Group shareholders' (deficit)/funds as at beginning of period[(e)]	(1,012)	(1,388)	5,673	7,603
Lattice Group shareholders' (deficit)/funds as at period end[(e)]	(901)	(1,012)	6,267	5,673

(a) Includes £123m in respect of Lattice Group contribution to BG Group interim dividend.

(b) See the "Consolidated statement of total recognised gains and losses" for an analysis of these amounts.

(c) Represents contributions by BG Group to the Transco sharesave trust as part of the Demerger arrangements.

(d) Currency translation adjustments in 1999 arising on foreign currency net debt are offset against those arising on overseas assets of BG Group prior to Demerger. Lattice Group swapped all foreign currency borrowings into sterling obligations following the 1999 Refinancing.

(e) The change from the modified historical cost accounting convention has reduced Lattice Group's net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced Lattice Group's net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets as at 31 March 2002 by £6,617m (31 December 2000 historical cost £7,279m). The 31 December 2000 modified historical cost and the 31 December 1999 modified historical cost information has not been restated for FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

Reconciliation of modified historical cost and historical cost net assets/(liabilities)

	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Modified historical cost net assets	6,267	5,673
Revaluation surplus[(a)]	(6,659)	(6,429)
Historical cost net liabilities	(392)[(b)]	(756)

(a) Represents revaluation of Transco's regulatory assets at 31 December 2000 of £6,609m (31 December 1999 £6,372m) and investment properties of £50m (31 December 1999 £57m).

(b) The adjusted balance does not agree to the net liabilities figure as shown under the 2000 historical cost information as the modified historical cost figures do not reflect the implementation of FRS 19 or the revaluation of investment properties of £50m.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

	Notes	Historical cost		Modified historical cost	
		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Operating activities:					
Cash inflow from operating activities before exceptional items	*28(a)*	2,238	1,542	1,542	1,092
Net expenditure relating to exceptional items	*28(a)*	(74)	(36)	(36)	(35)
Net cash inflow from operating activities	*28(a)*	2,164	1,506	1,506	1,057
Net cash outflow from returns on investments and servicing of finance	*28(b)*	(398)	(444)	(444)	(395)
Net cash outflow from taxation		(248)	(202)	(202)	(162)
Net cash outflow from capital expenditure and financial investment	*28(c)*	(1,228)	(633)	(633)	(344)
Net cash outflow from acquisitions and disposals	*28(d)*	(22)	(5)	(5)	(7)
Equity dividends paid[a]		(249)	(123)	(123)	—
Net cash inflow before the management of liquid resources and financing activities		19	99	99	149
Net cash (outflow)/inflow from the management of liquid resources	*28(e)*	(11)	198	198	7
Net cash inflow before financing activities		8	297	297	156
Net cash outflow from financing activities	*28(f)*	(36)	(297)	(297)	(153)
Net (decrease)/increase in cash in the period[b][c]		(28)	—	—	3

(a) In 2000, represents a dividend paid to BG Group in respect of Lattice Group contribution to BG Group 2000 interim dividend.

(b) The acquisition of Stoner during 2001 contributed a £3m inflow to Lattice Group's net decrease in cash in the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed a £8m inflow to Lattice Group's net decrease in cash in the 15 months ended 31 March 2002.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Reconciliation of net borrowings

	Notes	Historical cost		Modified historical cost	
		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net borrowings at the beginning of the period		(6,002)	(6,570)	(6,570)	(3,785)
Net (decrease)/increase in cash in the period		(28)	—	—	3
Net cash outflow/(inflow) from the management of liquid resources	*28(e)*	11	(198)	(198)	(7)
Net cash outflow/(inflow) from changes in borrowings and lease financing	*28(f)*	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing		—	—	—	(1,509)
Other movements:					
– Accretion of interest		(15)	(34)	(34)	(10)
– Debt issue expenses		(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings		(56)	—	—	—
– Other adjustments		—	(1)	(1)	(9)
		(75)	(36)	(36)	(10)
Net borrowings at the end of the period		(6,058)	(6,002)	(6,002)	(6,570)

	Notes	£m	£m	£m	£m
Represented by:					
– Cash at bank and in hand		18	7	7	13
– Current asset investments	*16*	234	223	223	422
– Gross borrowings:					
– Short-term borrowings	*17*	(598)	(1,371)	(1,371)	(1,823)
– Long-term borrowings	*17*	(5,712)	(4,861)	(4,861)	(5,182)
		(6,310)	(6,232)	(6,232)	(7,005)
		(6,058)	(6,002)	(6,002)	(6,570)

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

Share capital	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 1999[a] £m
Opening and closing share capital	23	353	353	353	353

(a) Opening share capital for 2000 and opening and closing share capital for 1999 is stated on a pro forma basis.

Gross borrowings[a]	Notes	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 2000[a] £m	Modified historical cost 12 months ended 31 Dec 1999[a] £m
Gross borrowings at the beginning of the period		(6,232)	(7,005)	(7,005)	(4,221)
(Increase)/decrease in bank overdraft		(39)	6	6	(6)
Net cash outflow/(inflow) from change in borrowings and lease financing	28(f)	36	802	802	(1,262)
Issue of bonds on 1999 Refinancing		—	—	—	(1,509)
Other movements:					
– Accretion of interest		(15)	(34)	(34)	(10)
– Debt issue expenses		(4)	(1)	(1)	9
– Acquisition of subsidiary undertakings		(56)	—	—	—
– Other adjustments		—	—	—	(6)
		(75)	(35)	(35)	(7)
Gross borrowings at the end of the period	17	(6,310)	(6,232)	(6,232)	(7,005)

(a) Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	Historical cost 15 months ended 31 Mar 2002 £m	Historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 2000 £m	Modified historical cost 12 months ended 31 Dec 1999 £m
Net cash at the beginning of the period	(1)	(1)	(1)	(6)
Net (decrease)/increase in cash in the period	(28)	—	—	3
Exchange adjustments	—	—	—	2
Net cash at the end of the period[a]	(29)	(1)	(1)	(1)

(a) Cash represents cash at bank and in hand of £18m at 31 March 2002, £7m at 31 December 2000 historical cost and modified historical cost and £13m at 31 December 1999 offset by bank overdrafts of £47m at 31 March 2002, £8m at 31 December 2000 historical cost and modified historical cost and £14m at 31 December 1999.

The "Basis of preparation and accounting principles" on pages 88 to 93, together with the notes on pages 101 to 154, form part of this financial information.

1. Accounting convention, merger accounting, change in accounting for meters and new accounting standards

Accounting convention

As previously stated, Lattice Group has changed its accounting convention from modified historical cost to historical cost as modified by the revaluation of investment properties in the 15 months ended 31 March 2002. In preparing the statutory accounts for the 15 months ended 31 March 2002, the comparative information for the 12 months ended 31 December 2000 has been restated accordingly and is presented under both accounting principles in the financial information following. For further information, see the "Restatement of prior periods" section on page 88 and note 30.

Merger accounting

On 23 October 2000, BG Group demerged certain businesses (grouped together under BG Transco Holdings plc) to Lattice. As explained on pages 88 and 89, "Basis of preparation and accounting principles", the 2000 acounts were prepared as if Lattice Group had been in existence for the whole of 1999 and 2000 and only the continuing operations of those businesses have been consolidated. The profit on ordinary activities after taxation of the demerged businesses included within the 2000 accounts from 1 January to 23 October 2000 is £233m on a modified historical cost basis.

Upon Demerger, BG Transco Holdings plc was renamed Transco Holdings plc and the share capital of Transco Holdings was transferred to Lattice, who recorded its investment in Transco Holdings at the nominal value of shares issued to BG Group shareholders. In accordance with Sections 131 and 133 of the Companies Act, no premium was recorded on the shares issued. On consolidation, the difference between the nominal value of Lattice shares issued and the amount of share capital of Transco Holdings at the date of Demerger, was debited to opening other reserves.

Lattice was incorporated as a private company limited by shares on 29 December 1999 as Shelba Marketing Limited. On incorporation, it had authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which two ordinary shares were allotted and fully paid. On 29 August 2000, its name was changed to Lattice and it was re-registered as a public company on 30 August 2000. By a written resolution of the shareholders dated 29 August 2000, the 1,000 ordinary shares, were sub-divided into 10,000 ordinary shares of 10 pence each and the authorised share capital of Lattice was increased to £500,000,000.10 by the creation of 4,999,490,000 further ordinary shares of 10 pence each, one special share (the Lattice Special Share) of 10 pence and one redeemable preference share of £50,000. The redeemable preference share was allotted and paid up in full on 29 August 2000. On 4 December 2000, in accordance with Article 3.5.1, the redeemable preference share of £50,000 was redeemed, at which point it was sub-divided and redesignated as 500,000 ordinary shares of 10 pence each.

As part of a restructuring prior to the Demerger, Lattice Property, The Leasing Group, Lattice Insurance, Advantica and a number of other interests were transferred from BG Group to Transco Holdings on 16 July 2000. On 23 October 2000, the Demerger date, Lattice issued share capital to BG Group shareholders, totalling 3,528,147,798 ordinary shares of 10 pence each, on the basis of one Lattice share for each BG Group share, in consideration for the investment in Transco Holdings. Transco Holdings' principal assets were its investments in Transco and the entities noted above. Subsequent to the Demerger, Lattice Group was itself restructured in December 2000 into two subsidiary groups, Transco Holdings and Lattice Group Holdings, to maintain the capital efficiency and transparency created for the utility by the 1999 Refinancing.

Shares in Lattice were officially admitted to the Official List of the London Stock Exchange and dealings commenced on 23 October 2000.

Change in accounting for meters

In response to the opening of the market to competition, the asset lives for meters were reviewed during the 15 months ended 31 March 2002. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco's depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002. In addition, profit on sale of Transco's fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m, leading to a reduction in profit on ordinary activities of £48m.

New accounting standards

FRS 16 Current Tax

FRS 16 was issued on 16 December 1999 and was adopted by Lattice Group in the 12 months ended 31 December 2000. FRS 16 requires that current tax should be accounted for in the profit and loss account unless it relates to an item accounted for in the statement of total recognised gains and losses, in which case the tax should also be accounted for therein. It also requires a number of disclosure changes in terms of the content of the notes to the accounts.

The adoption of FRS 16 has had no impact on the financial results or position of Lattice Group, as the specific changes in accounting treatment are not relevant to Lattice Group. The Standard only impacts Lattice Group in terms of the content of disclosures which, in some cases, were already given in prior years as additional voluntary disclosures.

FRS 17 Retirement Benefits
FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27.

FRS 17 requires that the current service costs and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on Lattice Group's financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information, see note 27.

FRS 18 Accounting Policies

FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of Lattice Group except as described under "Accounting convention" above.

FRS 19 Deferred Tax

As previously stated, FRS 19 has been implemented during the 15 months ended 31 March 2002. Comparative figures for the 12 months ended 31 December 2000 under the historical cost convention were restated accordingly. For further information, see the "Restatement of prior periods" section on page 88.

2. Segmental analysis

In 2001, Lattice Group operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for the 12 months ended 31 December 2000 under the historical cost convention has been restated accordingly. Transco is Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and Lattice Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Britain. Overseas turnover, operating profit/(loss) and net assets are all in the US and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost £2m, £(2)m and £4m respectively).

Prior to the reorganisation in 2001, the business segments analysed were Transco, Other activities and Pension credit. The 2000 modified historical cost and 1999 figures presented below are shown on this basis. Other activities included Telecoms, Lattice Property, TLG, Advantica, Lattice Insurance and Lattice Energy Services. Turnover and operating profit were derived primarily from the same geographical source and destination, being Britain.

Lattice Group turnover – analysed by business segment

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	3,922	2,975	2,975	3,058
Telecoms	22	—	—	—
Lattice Enterprises	286	203	203	—
Other activities	—	—	—	124
Other corporate activities	14	8	8	—
Less: intra-group sales	(123)	(99)	(99)	(53)
	4,121	3,087	3,087	3,129

Total operating profit/(loss) – analysed by business segment

	Historical cost					
	Excluding exceptional items	Exceptional items[a]	Total operating profit	Excluding exceptional items	Exceptional items[a]	Total operating profit
	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m
Transco	1,398	(100)	1,298	1,124	(41)	1,083
Telecoms	(104)	(298)	(402)	(26)	—	(26)
Lattice Enterprises	11	(15)	(4)	1	—	1
Other corporate activities	11	—	11	(11)	(2)	(13)
Pension credit	56	—	56	90	—	90
Intra-group items	10	—	10	—	—	—
	1,382	(413)	969	1,178	(43)	1,135

	Modified historical cost					
	Excluding exceptional items	Exceptional items[a]	Total operating profit	Excluding exceptional items	Exceptional items[a]	Total operating profit
	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1999 £m
Transco	999	(41)	958	1,180	(20)	1,160
Other activities	(36)	(2)	(38)	(7)	—	(7)
Pension credit	90	—	90	108	—	108
	1,053	(43)	1,010	1,281	(20)	1,261

(a) See note 3.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	1,308	1,068	924	1,143
Telecoms	(402)	(26)	—	—
Lattice Enterprises	81	63	—	—
Other activities	—	—	25	47
Other corporate activities[(a)]	61	(12)	—	—
Pension credit	56	90	90	108
Intra-group items	(12)	(23)	(14)	—
	1,092	1,160	1,025	1,298

(a) Other corporate activities profit on ordinary activities for the 15 months ended 31 March 2002 includes a gain on sale of shares by an employee share plan of £50m (12 months ended 31 December 2000 historical cost £nil).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment [(a)]

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	1,862	1,456	(b)	(b)
Telecoms	(64)	(22)	(b)	(b)
Lattice Enterprises	68	40	(b)	(b)
Other activities	—	—	(b)	(b)
Other corporate activities	12	(3)	(b)	(b)
Pension credit	56	90	(b)	(b)
Intra-group items	10	—	(b)	(b)
	1,944	1,561	(b)	(b)

(a) Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.

(b) This information was not disclosed in the 2000 accounts and is therefore not included above.

Depreciation and amortisation and capital expenditure – analysed by business segment

	Depreciation and amortisation				Capital expenditure			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Transco	464	332	332	330	965	658	658	419
Telecoms	18	—	—	—	361	32	—	—
Lattice Enterprises	57	39	—	—	177	107	—	—
Other activities	—	—	47	29	—	—	142	112
Other corporate activities and intra-group items	1	8	—	—	(5)	3	—	—
	540	379	379	359	1,498	800	800	531
Transco only:								
– Depreciation in excess of historical cost depreciation	—	—	125	140				
Modified historical cost depreciation	—	—	504	499				

	Net assets/(liabilities)				Gross assets			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Transco	5,964	6,021	12,772	12,292	7,972	7,611	14,199	13,780
Net borrowings, net interest, tax and dividends	(7,219)	(7,595)	(7,086)	(6,673)	102	125	98	491
	(1,255)	(1,574)	5,686	5,619	8,074	7,736	14,297	14,271
Telecoms	(101)	360	—	—	310	454	—	—
Net borrowings, net interest, tax and dividends	147	(5)	—	—	225	1	—	—
	46	355	—	—	535	455	—	—
Lattice Enterprises	328	313	—	—	812	735	—	—
Net borrowings, net interest, tax and dividends	(4)	(37)	—	—	17	2	—	—
	324	276	—	—	829	737	—	—
Other activities	—	—	(69)	(118)	—	—	550	523
Net borrowings, net interest, tax and dividends	—	—	938	539	—	—	245	269
	—	—	869	421	—	—	795	792
Other corporate activities and intra-group items	(175)	(600)	—	—	(720)	(660)	—	—
Net borrowings, net interest, tax and dividends	180	819	—	—	(11)	171	—	—
	5	219	—	—	(731)	(489)	—	—
Pension provision	(25)	(288)	(288)	(367)	—	—	—	—
	(905)[(a)]	(1,012)[(a)]	6,267	5,673	8,707	8,439	15,092	15,063

(a) The change from the modified historical cost accounting convention has reduced the net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 historical cost £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m as at 31 March 2002 (31 December 2000 historical cost £7,279m). For further information, see the "Restatement of prior periods" section on page 88.

Net and gross assets for each business segment include inter-company balances due from other business segments.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Exceptional operating items				
– Restructuring costs	(65)	—	—	—
– Refinancing costs	—	—	—	(20)
– Impairment of fixed assets	(300)	—	—	—
– Demerger costs	—	(43)	(43)	—
	(365)	(43)	(43)	(20)
– Share of exceptional operating items of joint ventures	(48)	—	—	—
	(413)	(43)	(43)	(20)
Exceptional non-operating items				
– Gain on sale of shares by an employee share plan	50	—	—	—
– Profit on disposal of other fixed assets	73	25	15	37
	123	25	15	37

Restructuring costs

Costs in the 15 months ended 31 March 2002 primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Refinancing costs

The balance in the 12 months ended 31 December 1999 relates to the 1999 Refinancing.

Impairment of fixed assets

During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 historical cost and modified historical cost £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecommunications market, the future of 186k is being reviewed. The directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write-down 186k's tangible fixed assets to £89m.

Demerger costs

These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger. They include the costs of income tax and national insurance contributions which Lattice Group agreed to pay on behalf of employees (but not directors) on the restructuring of the BG Sharesave Scheme (£20m), £14m related to the costs of establishing a new corporate centre and £9m of other costs. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures

Share of exceptional operating items in joint ventures is Lattice Group's share of SST exceptional operating charges made prior to SST becoming a wholly-owned subsidiary of Lattice Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Lattice Group's share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Lattice Group's share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average gross domestic product growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST's performance therein.

Gain on sale of shares by an employee share plan

This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002.

Lattice Group's operating costs charged to the profit and loss account included:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Change in stock of finished goods and work in progress	—	(1)	(1)	—
Raw materials and consumables	281	177	177	145
Employee costs (see note 5(b))	763	473	473	402
Less:				
– Own work capitalised	(56)	(43)	(43)	(35)
– Employee costs included within replacement and research and development expenditure below	(33)	(18)	(18)	(39)
– Lattice Group Sharesave Scheme costs included in Demerger costs below	—	(20)	(20)	—
	674	392	392	328
Amounts written off tangible fixed assets:				
– Historical cost depreciation (see note 11)	531	369	369	351
– Depreciation on assets held under finance leases (see note 11)	—	10	10	8
– Depreciation in excess of historical cost depreciation[(a)]	—	—	125	140
– Impairment (see note 3)	300	—	—	—
	831	379	504	499
Amortisation of intangible fixed assets (see note 10)	9	—	—	—
Other operating charges:				
– Replacement expenditure	432	249	249	200
– Lease rentals				
– Plant, machinery and equipment	—	—	—	1
– Land and buildings	4	15	15	16
– Research and development	14	19	19	40
– Restructuring costs (see note 3)	65	—	—	—
– Refinancing costs (see note 3)	—	—	—	20
– Demerger costs (see note 3)	—	43	43	—

(a) Represents the additional depreciation necessary to bring historical cost depreciation up to a modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets.

The remuneration of Lattice Group's auditors comprises:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Statutory audit fees	1.8	1.5	1.5	(a)
Other audit-related work	0.6	0.3	0.3	(a)
Audit-related fees	2.4	1.8	1.8	1.4
Taxation, regulatory advice and due diligence	1.6	0.4	0.4	(a)
Consulting and other services	3.6	0.3	0.3	(a)
Non-audit fees	5.2	0.7	0.7	3.6
Total fees	7.6	2.5	2.5	5.0

(a) This information was not disclosed on the same basis in the 2000 accounts and has therefore been excluded above.

Lattice Group policy is to employ Lattice Group auditors on assignments additional to their statutory audit duties where their expertise and experience with Lattice Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services in the 15 months ended 31 March 2002 was primarily in respect of the implementation of a new accounting system.

(a) Directors' remuneration

The aggregate amount of emoluments paid to directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). The directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000. As at 31 March 2002, retirement benefits were accruing to four directors under a defined benefit scheme (31 December 2000 three directors).

(i) Total remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[(a)] £
Fees to Non-executive directors[(b)]	185,417	25,768
Salaries[(c)]	1,865,591	235,713
Payment to departing director[(d)]	124,125	—
Benefits	97,378	9,821
Lattice Group Short Term Incentive Scheme – value of shares and cash awarded[(e)]	373,508	—
BG Group Employee Profit Sharing Scheme[(f)]	4,779	4,875

(a) Figures represent emoluments from 23 October 2000 – the Demerger date.
(b) Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
(c) Includes salary for non-executive chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
(d) Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
(e) Executive directors only.
(f) Cash payment made in 2001 in respect of financial year 2000.

(ii) Individual remuneration

	Salary/fees		Taxable benefits (a)		Total	
	15 months ended 31 Mar 2002[(b)] £	12 months ended 31 Dec 2000[(c)] £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[(c)] £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000[(c)] £
Sir John Parker[(d)]	380,150	42,944	24,348	192	404,498	43,136
Phil Nolan[(e)(f)]	542,469	75,390	23,573	4,413	566,042	79,803
Steve Lucas[(e)]	484,495	53,441	15,748	2,279	500,243	55,720
Colin Matthews[(g)]	150,863	—	5,612	—	156,475	—
Nick Woollacott[(h)]	228,308	—	8,298	—	236,606	—
John Wybrew[(e)(i)]	581,718	63,938	19,799	2,937	601,517	66,875
Sir David Davies	37,500	4,772	—	—	37,500	4,772
Christopher Hampson	31,250	4,772	—	—	31,250	4,772
Kenneth Harvey	37,500	5,726	—	—	37,500	5,726
Stephen Pettit[(h)]	10,417	—	—	—	10,417	—
George Rose	37,500	5,726	—	—	37,500	5,726
Baroness Diana Warwick	31,250	4,772	—	—	31,250	4,772

(a) Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
(b) Includes awards under the Lattice Group Short Term Incentive Scheme for executive directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice's second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Lattice Group Short Term Incentive Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period – see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
(c) Figures represent emoluments from 23 October 2000 – the Demerger date.
(d) Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as chief executive.
(e) Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
(f) Salary/fees includes a payment of £124,125 in recognition of Phil Nolan's achievements against performance targets during the 12 months ended 31 December 2001.
(g) Colin Matthews did not join Lattice until 1 November 2001, and received a cash award for the five months from 1 November 2001 to 31 March 2002.
(h) Salary fees from date of appointment only, 1 November 2001.
(i) John Wybrew was the highest paid director during the 15 months ended 31 March 2002.

Executive directors' salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

	£
Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

The annual salaries from Demerger of the executive directors were as follows: Steve Lucas £280,000; Phil Nolan £395,000; and John Wybrew £335,000.

Phil Nolan

Phil Nolan resigned as chief executive with effect from 31 December 2001 to take up the post of chief executive of Eircom, the Irish telecommunications group. Sir John Parker has temporarily assumed the responsibilities of chief executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman

Sir John Parker's appointment as a non-executive director and chairman has no fixed term, but he is entitled to 12 months' notice of termination of his appointment. Prior to 1 February 2002, the chairman was entitled to one month's notice of termination of his appointment to that office. His pay, inclusive of his fees as a non-executive director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of chief executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new chief executive.

For the duration of his chairmanship of Lattice, he is entitled to the use of a car, fuel expenses, a driver, and to personal accident insurance and family private medical insurance. He is not entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors' service contracts

Executive directors

Each of the executive directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days' annual holiday, financial advice, personal accident insurance, family private medical insurance and sick pay.

Each of the executive directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year's current annual salary, and credit of one year's additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive directors

The non-executive directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any non-executive directors who chair a committee of the Board receive an additional £5,000 per annum for each committee.

Directors' interests in options over ordinary shares

The interests of the directors in share options held under the Lattice Group Sharesave Scheme were as follows:

15 months ended 31 March 2002	Options as at 1 Jan 2001[(a)]	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002[(b)]	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	—	—	—	—	—	—	—	—	—
Colin Matthews	—	—	—	—	—	—	—	—	—
Nick Woollacott	—	—	—	—	—	—	—	—	—
John Wybrew	8,209	—	—	—	—	8,209	1.18	01/03/04	31/08/04

(a) As at date of appointment for Colin Matthews and Nick Woollacott.

(b) The closing price of a Lattice ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice ordinary shares was 175.25p (high) and 128.50p (low).

Period ended 31 December 2000	Options as at 23 Oct 2000[(a)]	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Dec 2000[(b)]	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	—	—	—	—	—	—	—	—	—
Phil Nolan	—	8,209	—	—	—	8,209	1.18	01/03/04	31/08/04
John Wybrew	—	8,209	—	—	—	8,209	1.18	01/03/04	31/08/04

(a) As at Demerger. As at their date of appointment, 1 September 2000, the directors held no options over Lattice shares.

(b) The closing price of a Lattice ordinary share on the last day of trading of 2000 (29 December) was 151 pence. The range during the period from Demerger to the year end for Lattice ordinary shares was 156 pence (high) and 140 pence (low).

Directors' interests in shares

The directors' interests in ordinary shares of Lattice at 31 March 2002 and 31 December 2000 were as follows:

	Beneficial interests ordinary shares[(a)]		Lattice Group Long Term Incentive Scheme notional allocation of shares[(b)]		
31 March 2002	As at 1 Jan 2001[(c)]	As at 31 Mar 2002	As at 1 Jan 2001[(c)]	Allocated during the period	As at 31 Mar 2002
Sir John Parker	11,960	12,244	—	—	—
Steve Lucas[(d)(e)]	60,866	62,592	296,373	257,572	553,945
Colin Matthews[(e)(f)]	—	—	—	257,572	257,572
Nick Woollacott[(d)(e)]	104,221	140,824	202,632	257,572	460,204
John Wybrew[(d)(e)]	219,788	164,489	559,942	300,501	860,443
Sir John Davies	11,000	11,000	—	—	—
Christopher Hampson	10,331	10,577	—	—	—
Kenneth Harvey	2,000	2,099	—	—	—
Stephen Pettit	—	5,000	—	—	—
George Rose	—	13,400	—	—	—
Baroness Diana Warwick	1,333	1,364	—	—	—

(a) Beneficial interest includes shares acquired pursuant to the Lattice Group All Employee Share Ownership Plan and BG Group employee profit sharing schemes.

(b) A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).

(c) As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.

(d) Shares awarded under the Lattice Group Short Term Incentive Scheme which continue to be held are included above. See note (c) to the table 'Individual remuneration for the year' above.

(e) As at 14 May 2002, 18,467,281 Lattice shares were held by the trustee of the Lattice Group All Employee Share Ownership Plan and 65,204 shares by the Lattice Group Employees Share Trust and each of the executive directors of Lattice by virtue of being, together with other employees of Lattice Group, a potential beneficiary under these trusts is taken to be interested in those shares.

(f) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice shares of 10p each was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement has been established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice Group to recover the pay as you earn and any National Insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable.

31 December 2000	Beneficial interests ordinary shares[(a)] As at 23 Oct 2000	As at 31 Dec 2000	Beneficial interests bond packages[(b)] As at 23 Oct 2000	As at 31 Dec 2000	Lattice Group Long Term Incentive Scheme notional allocation of shares As at 23 Oct 2000[(c)]	Allocated during 2000[(d)]	As at 31 Dec 2000
Sir John Parker	1,960	11,960	—	—	—	—	—
Steve Lucas	60,866	60,866	—	—	83,300	213,073	296,373
Phil Nolan	103,092	103,092	1	1	286,850	300,585	587,435
John Wybrew	244,788	219,788	—	—	305,015	254,927	559,942
Sir David Davies	—	11,000	—	—	—	—	—
Christopher Hampson	5,331	10,331	—	—	—	—	—
Kenneth Harvey	2,000	2,000	—	—	—	—	—
George Rose	—	—	—	—	—	—	—
Baroness Diana Warwick	—	1,333	—	—	—	—	—

(a) Interests shown are beneficial interests in the ordinary shares of Lattice. Ordinary shares in Lattice were acquired on 23 October 2000 as a result of the Demerger on the basis of one Lattice share for each BG Group share. Beneficial interest includes shares acquired pursuant to the BG Group employee profit sharing schemes at Demerger, on the basis of one Lattice share for each BG Group share, which will be held for eligible directors under the terms of the scheme and released at the same time as BG Group shares three years from the date of allocation. As at their date of appointment, 1 September 2000, the directors did not have any beneficial interests in Lattice shares.

(b) Bond package is as defined in the scheme of arrangement as set out in the circular to BG shareholders dated 8 October 1999. As at 29 December 2000, the closing price of a bond package was 105.46% of its nominal value of £3,000.

(c) A notional allocation of BG ordinary shares was made in October 1999. At Demerger, the allocations were reconstituted into replacement allocations over Lattice shares in such a way that their value was retained. The base price was £1.3073 and these awards are subject to the rules of the Lattice Group Long Term Incentive Scheme and would normally be released at the discretion of the trustees, subject to underlying financial performance, in October 2003.

(d) A notional allocation of Lattice shares was made on 3 November 2000 under the Lattice Group Long Term Incentive Scheme at a base price of £1.3141. Figures for (c) and (d) represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and which would not vest until the expiry of the retention period (one further year).

Other interests

Changes in the interests of the directors in the share capital or debentures of Lattice or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows:

On 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the Lattice Group All Employee Share Ownership Plan.

There were no contracts of significance subsisting during, or at the end of, the financial period to which Lattice or any of its subsidiary undertakings is a party and in which any director is, or was, materially interested. Since 1 April 2002, Lattice has not been, and is not now, a party to any material transaction or proposed transaction in which any director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions

All the executive directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Pension Scheme.

Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all executive directors are designed to give a pension equivalent to two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. Prior to Nick Woollacott's appointment as an executive director, his pension accrued at a rate of one sixtieth of salary.

With employer's consent, provided 10 years' service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependant's pension is payable on the death of an executive director, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant's pension is payable equal to two-thirds of the executive director's pension, prior to exchanging any of it for a cash lump sum. Flat rate children's benefits may be payable in addition to the dependant's pension on death in service or death in retirement.

Directors' pension provisions were as follows:

To 31 March 2002	Directors' contributions for 15 months to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002[a]	Increase in pension for 15 months to 31 Mar 2002 £000	Total accrued annual pension at 31 Mar 2002 £000 pa	Retirement age
Steve Lucas[a][d][e]	11.1	47	15	20.7	71.4	65
Colin Matthews[b]	3.7	45	5/12	3.7	3.7	65
Phil Nolan[a][c][d][e]	12.4	48	9	29.4	98.2	60
Nick Woollacott[a][b]	3.7	54	24 9/12	11.5	133.8	65
John Wybrew[e]	13.0	60	6	18.6	87.8	65

(a) Includes pensionable service transferred from previous employments.
(b) Appointed as an executive director with effect from 1 November 2001.
(c) Information provided for Phil Nolan is at leaving date of 31 December 2001.
(d) Due to clarification since December 2000 of the pension promises to executive directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.
(e) The increase in accrued pension allows for the effect of inflation.

To 31 December 2000	Directors' contributions for part year to 31 Dec 2000[a] £000	Age at 31 Dec 2000	Years of pensionable service at 31 Dec 2000[b]	Increase in pension for part year to 31 Dec 2000[a] £000	Total accrued annual pension at 31 Dec 2000 £000 pa	Retirement age
Steve Lucas[b]	1.6	46	13 9/12	12.7	51.5	65
Phil Nolan[b][c]	2.3	47	7 11/12	19.8	78.0	60
John Wybrew	1.9	59	4 9/12	28.5	66.7	65

(a) The increase in accrued pension is measured from 23 October 2000. The contributions shown are also from 23 October 2000.
(b) Includes pensionable service transferred from previous employments.
(c) The figures for Phil Nolan include an accrued pension amount of £21,687 per annum in respect of a recent transfer into the Pension Scheme.

External appointments

To broaden the experience of executive directors, it is normal Lattice policy to allow each director to accept a maximum of one external appointment as a non-executive director of another company, fees for which are retained by the individual director. As at 14 May 2002, none of the executive directors have any external appointments as a non-executive director.

(b) Employee costs

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Wages and salaries	644	440	440	413
Social security costs	55	39	39	36
Pension costs	93	23	23	23
Pension credit	(56)	(90)	(90)	(108)
Lattice Group Long Term Incentive Scheme (see note 5(d) below)	15	6	6	9
Lattice Group Short Term Incentive Scheme (see note 5(e) below)	4	—	—	—
Lattice Group Sharesave Scheme (see note 5(f) below)	—	20	20	—
Lattice Group All Employee Share Ownership Plan (see note 5(g) below)	8	—	—	—
BG Group Employee Profit Sharing Scheme (see note 5(h) below)	—	35	35	29
	763	473	473	402

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 historical cost and modified historical cost £430m; 12 months ended 31 December 1999 £367m) were charged to the profit and loss account and

1999 £35m) were capitalised.

(c) Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number
Transco	14,532	14,261	14,264
Telecoms	386	13	—
Lattice Enterprises	1,629	1,183	—
Other activities	—	—	942
Other corporate activities	147	122	—
	16,694	15,579	15,206

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

Information on share schemes set out under sections (d) to (k) below is in respect of shares in BG Group up to 23 October 2000, the date of the Demerger, and shares in Lattice Group after that date. Figures are in respect of Lattice Group participants in the schemes unless stated otherwise.

(d) Lattice Group Long Term Incentive Scheme

The Lattice Group Long Term Incentive Scheme ("Lattice LTIS"), which links the award of shares to executive directors and some other employees to total shareholder return, was introduced following Demerger. Under the terms of the Lattice LTIS, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years, that is, a performance period of three years, followed by a retention period of one year. The number of shares eventually released to the participant depends on the performance of Lattice's total shareholder return compared with that of other regulated and utility companies in the UK operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight-line basis between 40% and 100%. The remuneration committee will only decide that shares should be released if Lattice's total shareholder return reflects sound underlying financial performance.

Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). A notional allocation of BG ordinary shares was made to certain executive directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice LTIS. In November 2000 a notional allocation of Lattice Shares was made at a base price of £1.3141 and in November 2001, at a base price of £1.4559. Costs of the Lattice LTIS are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Lattice LTIS. Charges up to the date of the Demerger are in respect of the BG Group Long Term Incentive Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost £6m; 12 months ended 31 December 1999 £9m).

(e) Lattice Group Short Term Incentive Scheme

The Lattice Group Short Term Incentive Scheme ("Lattice STIS") is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for executive directors, senior executives and some other employees. Under the Lattice STIS, performance targets such as the achievement of profit and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value). The first awards of shares under the Lattice STIS were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

(f) Lattice Group Sharesave Scheme

Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 over 71m shares; 12 months ended 31 December 1999 nil shares). The Lattice Group Sharesave Scheme is Inland Revenue approved and hence, as permitted by Urgent Issues Task Force abstract 17

(revised 2000), no charge has been made to the profit and loss account. The charge in the 12 months ended 31 December 2000 relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

(g) Lattice Group All Employee Share Ownership Plan

The Lattice Group All Employee Share Ownership Plan ("Lattice AESOP") was activated in January 2001. The scheme grants both partnership shares, under which eligible employees are offered the opportunity to buy Lattice shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan ("Partnership Shares") and free shares which from 2001, the Board has the option to award. The Lattice AESOP contains the statutory limit on the value of free shares that may be offered, which is currently a maximum of £3,000 per individual per annum. The first awards under the Partnership Shares element were made in October 2001. The first awards under the free shares element were made in March 2002. As at 31 March 2002, the Lattice AESOP held 33m ordinary shares in Lattice, of which 11m were held on behalf of employees under the free shares element of the Lattice AESOP and 2m were held on behalf of employees under the Partnership Shares element of the Lattice AESOP. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the profit and loss account (12 months ended 31 December 2000 historical cost and modified historical cost and 1999 £nil).

Shares held by the BG Qualifying Employee Share Ownership Trust, established in 1997 by BG to satisfy exercises of options under the BG Sharesave Scheme, were transferred for a total of £2.00 to the trustee of the Lattice AESOP immediately prior to Demerger. The transfer was made in direct proportion to the number of employees of each of the demerged entities. Accordingly, 29m BG Group ordinary shares were transferred to the Lattice AESOP. On demerger, the Lattice AESOP received a Lattice ordinary share for every BG Group ordinary share received under these transfers. During the 15 months ended 31 March 2002, the 29m ordinary shares in BG Group were sold for £78m realising a gain on disposal of £50m.

(h) BG Group Employee Profit Sharing Scheme

The charge of £35m in the 12 months ended 31 December 2000 under historical cost and modified historical cost (12 months ended December 1999 £29m) relates to the BG Group Employee Profit Sharing Scheme. Lattice does not operate an employee profit sharing scheme and there was, therefore, no charge in the 15 months ended 31 March 2002.

(i) Summary of movements in share options

	Lattice Group Sharesave Scheme options m	BG Sharesave Scheme options m
1999		
Outstanding as at 1 January 1999	—	46
Granted	—	9
Exercised	—	(1)
Lapsed	—	(2)
Outstanding as at 31 December 1999	—	52
Exercisable as at 31 December 1999	—	1
Option price range as at 31 December 1999 (£)	—	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85
2000		
Outstanding as at 1 January 2000	—	52
Granted	71	—
Exercised	—	(32)
Lapsed	—	(19)
Outstanding as at 31 December 2000	71	1
Exercisable as at 31 December 2000	—	—
Option price range as at 31 December 2000 (£)	1.18	1.36-2.85
Option price range for exercised options (£)	—	1.36-2.85
2001		
Outstanding as at 1 January 2001	71	(a)
Granted	11	(a)
Exercised	—	(a)
Lapsed	(3)	(a)
Outstanding as at 31 March 2002	79	(a)
Exercisable as at 31 March 2002	—	(a)
Option price range as at 31 March 2002 (£)	1.18-1.29	(a)
Option price range for exercised options (£)	1.18	(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(j) Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £
Outstanding as at 1 January 2000	—	1.86
Granted	1.18	—
Exercised	—	1.71
Lapsed	—	2.07
Outstanding as at 31 December 2000	1.18	2.25

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £
Outstanding as at 1 January 2001	1.18	(a)
Granted	1.29	(a)
Exercised	1.18	(a)
Lapsed	1.19	(a)
Outstanding as at 31 March 2002	1.19	(a)

(a) This information is not disclosed in the 2002 accounts as the shares involved are BG shares and therefore the scheme does not impact Lattice.

(k) Analysis of share options

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life
As at 31 March 2002					
Lattice Group Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths
As at 31 December 2000					
Lattice Group Sharesave Scheme options	2000	71	1.18	2004/6	4yrs 3mths

6. Net interest

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest payable:				
– On loans wholly repayable within five years	143	215	215	247
– On loans any part repayable after five years	347	226	226	92
Interest payable on transportation prepayment	24	11	11	24
Finance lease charges/(income)	1	(2)	(2)	1
Interest receivable	(43)	(24)	(24)	(26)
	472	426	426	338
Add: unwinding of discount on environmental costs provision (see note 22)	21	19	19	19
Less: capitalised interest	(13)	—	—	—
Net interest payable/(receivable) – Lattice Group	480	445	445	357
– Joint ventures	1	(1)	(1)	—
	481	444	444	357

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 excluding exceptional items £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000[a] £m	12 months ended 31 Dec 1999[a] £m
Current tax:						
– UK – current corporation tax at 30% (2000 30%; 1999 30.25%)	207	198	184	176	176	220
Deferred tax:						
– Origination and reversal of timing differences	72	(25)	50	50	22	97
– Discounting deferred tax provision	(44)	(22)	(47)	(47)	—	—
Tax on profit on ordinary activities	235	151	187	179	198	317

(a) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 historical cost 25.5%). Based upon the historical cost results, the effective tax rate for the 12 months ended 31 December 1999 was 28.3%.

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 historical cost and modified historical cost £8m; 12 months ended 31 December 1999 charge of £7m). Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 historical cost £187m; 12 months ended 31 December 2000 modified historical cost and 12 months ended 31 December 1999 information was not included in the 2000 accounts) and the historical cost profit on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m; 12 months ended 31 December 1999 historical cost information was not disclosed in the 2000 accounts).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items[(a)] £m	15 months ended 31 Mar 2002[(a)] £m	12 months ended 31 Dec 2000 excluding exceptional items[(a)] £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 2000[(b)] £m	12 months ended 31 Dec 1999[(b)] £m
Modified historical cost profit on ordinary activities before taxation	(c)	(c)	(c)	(c)	581	941
Modified historical cost adjustments	(c)	(c)	(c)	(c)	142	179
Historical cost profit on ordinary activities before taxation	901	611	734	716	723	1,120
Corporation tax at UK statutory rates on historical cost profit	270	183	220	215	217	337
Effect on tax charge of:						
– Origination and reversal of timing differences	(72)	25	(50)	(50)	—	—
– Permanent differences	9	(10)	14	11	11	—
– Depreciation and other timing differences	—	—	—	—	(30)	(20)
Current tax charge	207	198	184	176	198	317
Origination and reversal of timing differences	72	(25)	50	50	—	—
Discounting deferred tax provision	(44)	(22)	(47)	(47)	—	—
Tax charge	235	151	187	179	198	317

(a) The 2002 and 2000 historical cost figures reflect the impact of FRS 19. For further information, see the "Restatement of prior periods" section on page 88.

(b) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

(c) This information was not disclosed in the 2002 accounts as they were prepared on an historical cost basis, therefore no reconciliation from modified historical cost was necessary.

various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	Historical cost				Modified historical cost	
	15 months ended 31 Mar 2002 excluding exceptional items[a] %	15 months ended 31 Mar 2002[a] %	12 months ended 31 Dec 2000 excluding exceptional items[a] %	12 months ended 31 Dec 2000[a] %	12 months ended 31 Dec 2000[b] %	12 months ended 31 Dec 1999[b] %
UK corporation tax rate	30.0	30.0	30.0	30.0	30.0	30.3
Effect on tax charge of:						
– Origination and reversal of timing differences	(8.0)	4.1	(6.8)	(7.0)	—	—
– Permanent differences	1.0	(1.7)	1.9	1.6	1.5	—
– Depreciation and other timing differences	—	—	—	—	(4.1)	(2.0)
Historical cost effective current tax rate	23.0	32.4	25.1	24.6	27.4	28.3
Origination and reversal of timing differences	8.0	(4.1)	6.8	7.0	—	—
Discounting deferred tax provison	(4.9)	(3.6)	(6.4)	(6.6)	—	—
Historical cost effective tax rate	26.1	24.7	25.5	25.0	27.4	28.3

(a) The 2002 and 2000 historical cost figures include the impact of FRS 19. For further information, see the "Restatement of prior periods" section on page 88.
(b) Tax details on a modified historical cost basis excluding exceptional items were not disclosed in the 2000 accounts and are therefore not included above.

Factors that may affect future tax charges

Based on the current capital investment plans, Lattice Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. Lattice Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for as at 31 March 2002 is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by Lattice Group, no tax is expected to be payable on them in the foreseeable future.

8. Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	12 months ended 31 Dec 1999 Pence per ordinary share	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Ordinary shares:						
– Interim dividend	3.6	3.5	—	126	123	—
– Second interim dividend	5.4	—	—	189	—	—
– Proposed final dividend	—	3.5	—	—	123	—
	9.0	7.0	—	315	246	—

The second interim dividend in 2002 includes 1.8p per ordinary share, £63m, to reflect the additional three months to March 2002, following the change in year end. The interim dividend in 2000 represents Lattice Group's contribution to the BG Group 2000 interim dividend. In 1999, Lattice Group's subsidiaries, while part of the BG Group of companies, made dividend

payment of dividends by Transco are set out in note 24.

9. Earnings per ordinary share

Earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for Lattice Group of £464m (12 months ended 31 December 2000 historical cost earnings of £537m; 12 months ended 31 December 2000 modified historical cost earnings of £383m; 12 months ended 31 December 1999 modified historical cost earnings of £624m), by 3,478m (12 months ended 31 December 2000 3,470m; 12 months ended 31 December 1999 3,529m, being the expected maximum number of shares in issue upon Demerger, as estimated in the Demerger listing particulars relating to Lattice dated 15 September 2000), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of Lattice Group.

	Historical cost			
	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	464	13.3	537	15.5
Exceptional operating items (see note 3)	413	11.9	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	6.0	10	0.3
Earnings before exceptional items	670	19.3	547	15.8

	Modified historical cost			
	12 months ended 31 Dec 2000		12 months ended 31 Dec 1999	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	383	11.0	624	17.7
Exceptional operating items (see note 3)	43	1.2	20	0.6
Exceptional non-operating items (see note 3)	(15)	(0.4)	(37)	(1.0)
Tax impact of exceptional items	(8)	(0.2)	7	0.2
Total adjustments	20	0.6	(10)	(0.2)
Earnings before exceptional items	403	11.6	614	17.5
Adjustment in respect of the 1999 Refinancing				
Interest on bonds issued by Transco Holdings	—	—	(104)	(2.9)
Tax impact of interest on bonds issued by Transco Holdings	—	—	31	0.9
Earnings notional adjusted[(a)]	403	11.6	541	15.5

(a) Modified historical cost earnings per ordinary share in 1999 was calculated on the maximum number of shares expected to be in issue at the time of Demerger. This figure was after an 8 for 9 share capital reduction on the issue of bonds as part of the 1999 Refinancing. However, earnings for 1999 do not include the full annual cost of the debt element of that refinancing, being interest on the £1.5bn bonds. Adjustment for this would lower 1999 basic and adjusted modified historical cost earnings per ordinary share by 2p. This 1999 notional modified historical cost earnings per ordinary share is more comparable with 2000.

modified historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust. No comparatives have been presented for the 12 months ended 31 December 1999 as there were no dilutive potential ordinary shares in 1999 (see note 1).

	Historical cost			
	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	464	13.2	537	15.4
Exceptional operating items (see note 3)	413	11.8	43	1.2
Exceptional non-operating items (see note 3)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
Total adjustments	206	5.9	10	0.3
Earnings before exceptional items	670	19.1	547	15.7

In the 2000 accounts, the calculation of diluted earnings per share was not presented for the 12 months ended 31 December 2000 on a modified historical cost basis. Only the resulting earnings per share figures as shown on the "Consolidated profit and loss account" were given.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Shares m	12 months ended 31 Dec 2000 Shares m
Basic	3,478	3,470
Dilutive potential ordinary shares in respect of outstanding options	16	15
Dilutive potential ordinary shares held in trust	22	—
Diluted	3,516	3,485

10. Intangible fixed assets

	Goodwill £m	Negative goodwill [(a)] £m	Net goodwill £m	Capitalised software [(b)] £m	Telecom-munications licences [(c)] £m	Total £m
Cost						
As at 1 January 2000 and 2001	—	—	—	—	—	—
Acquisition of subsidiary undertakings (see note 13)	24 [(d)]	(37)	(13)	4	—	(9)
Additions	—	—	—	—	7	7
Other movements	5	—	5	—	—	5
As at 31 March 2002	29	(37)	(8)	4	7	3
Amortisation						
As at 1 January 2000 and 2001	—	—	—	—	—	—
Charge for the period	7	—	7	—	2	9
As at 31 March 2002	7	—	7	—	2	9
Net book value as at 31 March 2002	22	(37)	(15)	4	5	(6)
Net book value as at 31 December 2000	—	—	—	—	—	—

(a) Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.

(b) Capitalised software is amortised over a period of 3 years, representing its expected useful life.

(c) Telecommunications licences are amortised over a period of 15 years, representing their expected useful life.

(d) Included in the goodwill balance of £24m is £12m relating to Lattice Group's original 50% share of purchased goodwill held by the SST joint venture and £12m goodwill arising on the acquisition of Stoner. Goodwill is amortised over a period of 15 years, representing its expected useful life.

11. Tangible fixed assets

	As at 1 Jan 2000 Modified historical cost £m	Adjustment to Historical cost £m	Historical cost: Adjustment for segmental presentation £m	As at 1 Jan 2000 £m	Additions £m	Disposals and transfers £m	As at 31 Dec 2000[(a)(b)] £m
Land and buildings							
– Transco regulatory assets	365	(308)	—	57	9	(2)	64
– Investment properties	89	—	—	89 [(c)]	—	(14)	75 [(c)]
– Other	349	—	—	349	23	(82)	290
	803	(308)	—	495	32	(98)	429
Mains and services	23,732	(17,692)	—	6,040	348	—	6,388
Gas storage	744	(609)	—	135	1	(5)	131
Plant and machinery	2,240	(862)	—	1,378	105	(18)	1,465
Meters	1,747	(136)	—	1,611	126	(323)	1,414
Motor vehicles and office equipment	824	—	—	824	188	(169)	843
Gross cost	30,090	(19,607)	—	10,483 [(c)]	800	(613)	10,670 [(c)]
Analysis of total:							
– Transco	29,497	(19,607)	—	9,890	658	(450)	10,098
– Telecoms	—	—	—	—	27	—	27
– Lattice Enterprises	—	—	593	593	108	(210)	491
– Other corporate activities and group items	—	—	—	—	7	47	54
– Investment properties	89	—	(89)	—	—	—	—
– Other	504	—	(504)	—	—	—	—
	30,090	(19,607)	—	10,483	800	(613)	10,670

	Depreciation: As at 1 Jan 2000 Modified historical cost £m	Adjustment to Historical cost £m	Adjustment for segmental presentation £m	As at 1 Jan 2000 Historical cost £m	Provision for the year Historical cost £m	Disposals and transfers Historical cost £m	As at 31 Dec 2000[(a)(b)] Historical cost £m	Net historical cost: As at 31 Dec 2000 £m	Modified historical cost: As at 31 Dec 2000 £m
Land and buildings									
– Transco regulatory assets	32	(21)	—	11	3	(1)	13	51	354
– Investment properties	—	—	—	—	—	—	—	75	75
– Other	204	—	—	204	10	(24)	190	100	100
	236	(21)	—	215	13	(25)	203	226 [(d)]	529 [(d)]
Mains and services	13,222	(11,791)	—	1,431	107	(2)	1,536	4,852	11,265
Gas storage	662	(591)	—	71	3	(5)	69	62	81
Plant and machinery	1,425	(850)	—	575	41	(14)	602	863	839
Meters	552	18	—	570	88	(317)	341	1,073	971
Motor vehicles and office equipment	457	—	—	457	127	(113)	471	372	372
	16,554	(13,235)	—	3,319	379	(476)	3,222	7,448 [(c)]	14,057
Analysis of total:									
– Transco	16,307	(13,235)	—	3,072	338	(433)	2,977	7,121	13,730
– Telecoms	—	—	—	—	—	—	—	27	—
– Lattice Enterprises	—	—	247	247	37	(38)	246	245	—
– Other corporate activities and group items	—	—	—	—	4	(5)	(1)	55	—
– Investment properties	—	—	—	—	—	—	—	—	75
– Other	247	—	(247)	—	—	—	—	—	252
	16,554	(13,235)	—	3,319	379	(476)	3,222	7,448 [(c)]	14,057

	Historical cost				
	As at 1 Jan 2001 £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	As at 31 Mar 2002[(a)(b)] £m
Land and buildings					
– investment properties	75	—	—	(75)	—[(e)]
– other	354	63	90	(54)	453
Mains and services	6,388	—	547	2	6,937
Gas storage	131	—	—	—	131
Plant and machinery	1,465	1	349	2	1,817
Meters	1,414	—	172	(59)	1,527
Motor vehicles and office equipment	843	14	333	(138)	1,052
Gross historical cost	10,670	78	1,491	(322)	11,917
Analysis of total:					
– Transco	10,098	—	965	(110)	10,953
– Telecoms	27	68	354	(19)	430
– Lattice Enterprises	491	10	177	(130)	548
– Other corporate activities and group items	54	—	(5)	(63)	(14)[(f)]
	10,670	78	1,491	(322)	11,917

	Historical cost depreciation					Historical cost net book value	
	As at 1 Jan 2001 £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	As at 31 Mar 2002[(a)(b)] £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Land and buildings							
– investment properties	—	—	—	—	—	—	75[(c)(d)(e)]
– other	203	8	—	(19)	192	261[(c)(d)]	151[(d)]
Mains and services	1,536	144	—	(2)	1,678	5,259	4,852
Gas storage	69	3	18	1	91	40	62
Plant and machinery	602	69	282	(3)	950	867	863
Meters	341	155	—	(43)	453	1,074	1,073
Motor vehicles and office equipment	471	152	—	(68)	555	497	372
	3,222	531	300	(134)	3,919	7,998	7,448
Analysis of total:							
– Transco	2,977	464	50	(78)	3,413	7,540	7,121
– Telecoms	—	13	250	(3)	260	170	27
– Lattice Enterprises	246	53	—	(56)	243	305	245
– Other corporate activities and group items	(1)	1	—	3	3	(17)[(f)]	55
	3,222	531	300	(134)	3,919	7,998	7,448

Interest of £13m has been capitalised during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts) on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m (12 months ended 31 December 2000 historical cost and modified historical cost information and 12 months ended 31 December 1999 was not provided in the 2002 or 2000 accounts). Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information, see note 3.

(a) The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 historical and modified historical cost £51m; 31 December 1999 modified historical cost £51m). The related accumulated depreciation was £nil (31 December 2000 historical cost and modified historical cost £34m; 31 December 1999 modified historical cost £24m).

(b) The historical cost of assets held in Lattice Group's capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 historical cost and modified historical cost £163m; 31 December 1999 modified historical cost £138m). The related accumulated depreciation was £54m (31 December 2000 historical cost and modified historical cost £42m; 31 December 1999 modified historical cost £27m).

(c) Includes an additional amount from the historical cost figures presented in the 2000 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the "Reconciliation of modified historical cost and historical cost net assets/(liabilities)".

(d) The net historical cost of Lattice Group's land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m
31 March 2002	205	4	52	261
31 December 2000	221	2	3	226
31 December 2000 (modified historical cost)	523	3	3	529
31 December 1999 (modified historical cost)	560	3	4	567

(e) Land and buildings are no longer held for investment purposes and in the 15 months ended 31 March 2002 have therefore been reclassified under other land and buildings.

(f) Primarily relates to the elimination of tower sites transferred from Transco to SST.

The following relates to the valuation of Lattice Group's assets under modified historical cost accounting as reported in the 2000 accounts.

Transco operates under a regulatory regime and under modified historical cost accounting, its assets are valued at the lower of depreciated replacement cost or estimated value in use (see "Basis of preparation and accounting principles").

Valuations of Transco's regulatory assets have been undertaken on a rolling basis by both external and internal qualified staff. The external valuers and year of valuation are Faithfull and Gould, Project Managers and Cost Engineers (1999) and FPD Savilles, International Property Consultants (1997).

Other fixed assets and investment properties not attributable to Transco are not subject to regulatory control within Britain.

Valuations of investment properties are based upon an annual valuation by independent external chartered surveyors, determined on the basis of open market value. Valuations take into account estimated non-statutory decontamination costs.

The regulatory formula applies to the Transco asset base as a whole since it generates a single revenue stream and therefore impairment and value in use adjustments cannot be specifically or accurately attributed to individual classes of assets. However, FRS 15 requires that the impairment (£4,919m with effect from 1 April 1997) and subsequent value in use adjustments be apportioned to asset classes rather than as a deduction from total replacement cost. In this situation, the impairment and subsequent value in use adjustments have been set principally against mains and services. Although this does not affect the total net modified historical cost carrying value of tangible fixed assets, carrying values for each individual class of asset are therefore stated on a best endeavours basis.

In the 12 months ended 31 December 2000, a modified historical cost revaluation of £1,388m and depreciation revaluation of £1,012m, totalling £376m, was reported within the "Consolidated statement of total recognised gains and losses". Transco's fixed assets are shown on a statutory basis, whereas the value in use valuation is based on Transco's assets as a whole. As a result, modified historical cost may be less than historical cost for a statutory asset category without causing a charge to the profit and loss account.

The following table reconciles the net historical cost of tangible fixed assets to their net modified historical cost.

	Net book cost					
	As at 1 Jan 2000 £m	Additions £m	Provision for year £m	Disposals and transfers £m	Revaluations £m	As at 31 Dec 2000 £m
Net historical cost	7,107[(a)]	800	(379)	(130)	—	7,398 [(a)]
Revaluation surplus:						
– Transco's regulatory assets						
– Revaluation to net replacement cost	10,579	—	(125)	(14)	742	11,182
– Impairment[(b)]	(4,919)	—	—	—	—	(4,919)
– Value in use adjustment[(c)]	712	—	—	—	(366)	346
	6,372	—	(125)	(14)	376	6,609
– Investment properties	57	—	—	(7)	—	50
	6,429	—	(125)	(21)	376	6,659
Net modified historical cost	13,536	800	(504)	(151)	376	14,057

(a) See note (c) to the 2000 fixed asset continuity for an explanation of the difference in the net book cost from that shown in the continuity.

(b) Following publication of the Monopolies and Mergers Commission report, Transco's regulatory tangible fixed assets were impaired by £4,919m with effect from 1 April 1997 to reflect their estimated value in use at that date.

(c) The modified historical cost of Transco's regulatory assets is calculated based on the value in use of the Transco business in which the fixed assets are used. Pre-tax real discount rates applied in calculating value in use are approximately 7%.

Net historical cost of tangible fixed assets

	Historical cost		Depreciation		Net historical cost	
As at 31 December	2000 £m	1999 £m	2000 £m	1999 £m	2000 £m	1999 £m
Land and buildings						
– Transco's regulatory assets	64	57	13	11	51	46
– investment properties	25	32	—	—	25	32
– other	290	349	190	204	100	145
Mains and services						
– Transco's regulatory assets	6,388	6,040	1,536	1,431	4,852	4,609
Gas storage						
– Transco's regulatory assets	131	135	69	71	62	64
Plant and machinery						
– Transco's regulatory assets	1,443	1,378	602	575	841	803
– other	22	—	—	—	22	—
Meters						
– Transco's regulatory assets	1,414	1,611	341	570	1,073	1,041
Motor vehicles and office equipment						
– Transco's regulatory assets	658	669	416	414	242	255
– other	185	155	55	43	130	112
Total	10,620[(a)]	10,426	3,222	3,319	7,398[(a)]	7,107

(a) The figures are lower than those presented in the 2000 tangible fixed asset continuity which was based on the 2002 accounts. In the 2002 accounts, investment properties were presented at the revaluation amount for 2000 which was £50m higher than the historical cost at 31 December 2000 and £57m higher than historical cost at 1 January 2000. See the "Reconciliation of modified historical cost and historical cost net assets/(liabilities)".

Fixed asset investments represent long-term investments.

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m
As at 1 January 2000	—	3	7	10
Investments	65	—	5	70
Disposals and other adjustments	—	—	(2)	(2)
As at 1 January 2001	65	3	10	78
Additions[(a)]	6	—	—	6
Reclassification[(b)]	(67)	—	—	(67)
As at 31 March 2002	4	3	10	17
Retained profits less losses at 1 January 2000	—	(3)	—	(3)
Share of profits less losses during the year	(3)	—	—	(3)
Retained profits less losses as at 1 January 2001	(3)	(3)	—	(6)
Share of profits less losses during the period	(71)	—	—	(71)
Provisions	—	—	(1)	(1)
Reclassification[(b)]	74	—	—	74
As at 31 March 2002	—	(3)	(1)	(4)
Carrying value as at 31 March 2002	4	—	9	13
Carrying value as at 31 December 2000	62	—	10	72
Carrying value as at 31 December 1999	—	—	7	7

(a) The additions relate to the joint venture with Thames Water plc, Urband Limited.

(b) The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13).

During 2000, Lattice Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, Lattice Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, Lattice Group acquired the remaining 50% of SST (see note 13) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	Historical cost 15 months ended 31 Mar 2002 £m	Modified historical cost 12 months ended 31 Dec 2000 £m
Fair value of total assets to be contributed	130	130
Modified historical cost book value of assets contributed to date	—	(10)
Fair value of assets still to be contributed	(55)	(94)
Unrealised gain on the contribution	75	26
Lattice Group share (50%)	37	13
Transaction costs	(7)	(3)
Taxation	(4)	—
Lattice Group's unrealised gain on assets contributed to date	26	10
Less: unrealised gain on assets recognised in 2000	(14)	—
Unrealised gain on assets recognised in the period	12	10

The unrealised gain is credited to other reserves (see note 24). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

An analysis of Lattice Group's share of turnover and net assets in joint ventures is shown below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Share of turnover	11	5	—

		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Share of assets	– intangible fixed assets (goodwill)[(a)]	—	45	—
	– tangible fixed assets	3	3	—
	– current assets	3	25	—
		6	73	—
Share of liabilities	– amounts falling due within one year	(2)	(11)	—
	– amounts falling due after more than one year	—	—	—
		(2)	(11)	—
Share of net assets		4	62	—

(a) The goodwill arose on acquisitions made by the joint venture.

13. Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc. and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

	Total book and fair value £m
Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	—
Creditors: amounts falling due within year	(4)
Net assets acquired	6
Consideration	18
Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, Lattice Group's interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in Lattice Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see table below).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m
Intangible assets	87	(63)	(24)	—
Tangible assets	77	—	—	77
Debtors: amounts falling due within one year	79	—	—	79
Cash at bank and in hand	9	—	—	9
Creditors: amounts falling due within one year	(77)	—	—	(77)
	175	(63)	(24)	88
Share of net assets previously held as investments in joint ventures				(44)
Net assets acquired				44
Consideration				7
Negative goodwill				(37)
Under the statutory method:				
Net assets acquired				88
Consideration (being £130m of fair valued fixed assets contributed at commencement of the joint venture and £7m for the additional 50% stake)				137
Goodwill				49
Difference				86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000 under historical cost accounting. Information for the 12 months ended 31 December 2000 on a modified historical cost basis was not provided in the 2000 accounts).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Lattice Group's share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14. Stocks

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Raw materials and consumables	67	40	40	44
Finished goods and goods for resale	1	1	1	2
	68	41	41	46

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £1m).

Amounts falling due within one year	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Trade debtors	189	414	414	403
Other debtors[(a)]	68	88	88	126
Own shares[(b)]	7	16	16	—
Amounts owed by BG Group undertakings	—	—	—	110
Prepayments and accrued income	114	120	120	106
	378	638	638	745

Amounts falling due after more than one year	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Other debtors	4	10	10	228
Deferred corporation tax[(c)]	—	—	44	66
	4	10	54	294
Total debtors	382	648	692	1,039

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 historical cost and modified historical cost £12m; 31 December 1999 £13m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 historical cost and modified historical cost £1m; 31 December 1999 £3m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £1m).

(a) The 31 March 2002 balance includes £6m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £nil) in respect of corporation tax.

(b) As at 31 December 2000, Lattice Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust set up by Transco in 1997, and transferred to the Lattice AESOP prior to Demerger. The Lattice AESOP then received one Lattice share for every BG Group share held and the book value was pro-rated between Lattice and BG shares. The Lattice AESOP sold its BG Group shares in 2001 for £78m, realising a gain of £50m. At 31 December 2000, the 29m BG Group shares had a book value of £29m (included in Other debtors) and a market value of £76m. As at 31 March 2002, the Lattice AESOP held 33m Lattice shares (nominal value £1) (31 December 2000 29m shares) with a market value of £57m (31 December 2000 £43m). The Lattice AESOP has waived its rights to receive dividends on unallocated Lattice shares.

(c) Lattice Group's net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to "Provisions for liabilities and charges" in the historical cost presentation. The 2000 historical cost and 2002 figures reflect the impact of FRS 19. For further information, see note 22. The net deferred corporation tax balance under modified historical cost in 2000 of £44m (31 December 1999 £66m) consists of a deferred tax asset of £86m (31 December 1999 £110m) which related to the pension cost provision and a deferred tax liability of £42m (31 December 1999 £44m) relating to other timing differences.

16. Current asset investments

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Money market investments	96	223	223	344
Other investments	138	—	—	78
	234	223	223	422

Money market investments include £90m (31 December 2000 historical cost and modified historical cost £164m; 31 December 1999 £153m) and other investments include £138m (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 information not disclosed in the 2000 accounts) held by Lattice's insurance subsidiary undertaking. The effective interest rates of Lattice Group's investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%; 31 December 1999 1.9% and 7.5%).

The currency and interest rate composition of Lattice Group's current asset investment portfolio, after taking account of currency and interest rate swaps, is:

	Fixed rate weighted average interest rate %	Historical cost as at 31 Mar 2002 Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Historical and modified historical cost as at 31 Dec 2000 Fixed investments £m	Floating investments £m	Total £m	Fixed rate weighted average interest rate %	Modified historical cost as at 31 Dec 1999 Fixed investments £m	Floating investments £m	Total £m
Currency:												
Sterling	4.5	142	90	232	4.8	219	—	219	5.0	410	4	414
US dollars	1.8	2	—	2	6.4	4	—	4	6.4	7	1	8
		144	90	234		223	—	223		417	5	422

All the current asset investments have a maturity within twelve months.

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Bank loans and overdrafts	143	8	8	14
Bills of exchange payable	—	40	40	396
Commercial paper	8	824	824	1,041
Bonds	443	490	490	362
Other loans	4	—	—	—
Obligations under finance leases	—	9	9	10
Total borrowings due within one year	598	1,371	1,371	1,823

Amounts falling due after more than one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Bonds[(a)]	5,712	4,860	4,860	5,172
Obligations under finance leases	—	1	1	10
Total borrowings due after more than one year	5,712	4,861	4,861	5,182
Gross borrowings	6,310	6,232	6,232	7,005

(a) Bonds falling due after more than one year include the bond package issued on the 1999 Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate, due 2009; £503m of 4.1875% index-linked, due 2022. Interest of £10m (31 December 2000 historical cost and modified historical cost £15m; 31 December 1999 £nil) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.

Bonds falling due after more than one year also include the amount of £57m (31 December 2000 historical cost and modified historical cost £50m; 31 December 1999 £44m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m; 31 December 1999 information was not disclosed in the 2000 accounts).

The notional amount at maturity of Lattice Group's debt portfolio is £7,429m (31 December 2000 historical cost and modified historical cost £7,315m; 31 December 1999 information was not disclosed in the 2000 accounts). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

As noted in the "Basis of consolidation", Lattice Group's subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of Lattice Group's net debt. The table below analyses Lattice Group's gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Transco (ring-fenced)	5,180	5,390	5,390	5,534
Transco Holdings	1,545	1,511	1,511	1,500
Lattice Group Holdings	23	10	10	21
Less: intra-group items[(a)]	(438)	(679)	(679)	(50)
Gross borrowings	6,310	6,232	6,232	7,005

(a) Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Undrawn committed borrowing facilities are as follows:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Within one year	863	656	656	782
Between one and two years	24	23	23	204
Between two and three years	—	24	24	204
Between three and four years[(a)]	715	—	—	210
Between four and five years	—	600	600	—
Between six and seven years[(b)]	39	—	—	—
	1,641	1,303	1,303	1,400

(a) Transco Holdings has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco and will become a floating rate external loan due 2006.

(b) Transco has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised Transco would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised an intercompany loan of £39m from British Transco Finance (No.4) to Transco will become a floating rate external loan due 2008.

Maturity profile of Lattice Group's total financial liabilities

The following table analyses Lattice Group's total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings				Net borrowings			
	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	*As at* 31 Dec 2000 Modified historical cost £m	*As at* 31 Dec 1999 Modified historical cost £m	As at 31 Mar 2002 Historical cost £m	As at 31 Dec 2000 Historical cost £m	*As at* 31 Dec 2000 Modified historical cost £m	*As at* 31 Dec 1999 Modified historical cost £m
Within one year	598	1,371	1,371	1,823	346	1,141	1,141	1,388
Between one and two years	492	312	312	553	492	312	312	553
Between two and three years	517	707	707	304	517	707	707	304
Between three and four years	68	443	443	744	68	443	443	744
Between four and five years	1,000	147	147	462	1,000	147	147	462
After five years	3,635	3,252	3,252	3,119	3,635	3,252	3,252	3,119
	6,310	6,232	6,232	7,005	6,058	6,002	6,002	6,570

Further information on total financial liabilities is given in note 18.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Within one year	—	9	9	10
Between one and two years	—	1	1	10
	—	10	10	20

18. Currency and interest rate composition of Lattice Group's financial liabilities and borrowings

The following tables analyse the currency and interest rate composition of Lattice Group's gross borrowings of £6,310m (31 December 2000 historical cost and modified historical cost £6,232m; 31 December 1999 £7,005m) and net borrowings of £6,058m (31 December 2000 historical cost and modified historical cost £6,002m; 31 December 1999 £6,570m) before and after taking swaps into account.

Currency composition of Lattice Group's borrowings

	Gross borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Currency:								
–	100	100	100	100	56	50	50	55
–	—	—	—	—	20	35	35	32
–	—	—	—	—	24	15	15	13

	Net borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Currency:								
–	100	100	100	100	57	51	51	54
–	—	—	—	—	20	35	35	33
–	—	—	—	—	23	14	14	13

Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from Lattice Group in December 2002 in return for paying Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by Lattice Group under which Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

Interest rate composition of Lattice Group's borrowings

	Gross borrowings							
	% after taking swaps into account				% before taking swaps into account			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Basis:								
–	54	47	47	47	79	78	78	79
–	46	53	53	53	21	22	22	21

	Net borrowings							
	% after taking swaps *into account*				% before taking swaps *into account*			
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Dec 2000	As at 31 Dec 1999
Basis:								
– Fixed rate	54	45	45	43	80	78	78	77
– Floating rate	46	55	55	57	20	22	22	23

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%; 31 December 1999 4.5% and 10.9%).

The interest rates on those Lattice Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate ("LIBOR") for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of Lattice Group

The following table analyses the currency and interest rate composition of Lattice Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

As at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	7.4	5.9	3,407	2,903	6,310

As at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Historical cost and modified historical cost Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	7	6.99	2,919	3,313	6,232

As at 31 December 1999	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Modified historical cost Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
– Sterling	6.8	6.2	3,302	3,703	7,005

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 historical cost and modified historical cost £4,861m; 31 December 1999 £5,182m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%; 31 December 1999 31%) and floating interest rate 51% (31 December 2000 62%; 31 December 1999 69%).

19. Currency analysis of Lattice Group's net assets

There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

Currency exposure of Lattice Group's net monetary assets/(liabilities)

There are no material net monetary assets or liabilities of Lattice Group which are denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

20. Financial instruments

Derivatives

The notional principal amounts of derivatives are:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Foreign currency swap agreements and foreign exchange contracts	3,744	3,879	3,879	3,818
Interest rate swap agreements	3,016	2,535	2,535	2,358
Forward rate agreements[a]	3,678	—	—	—

(a) Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of Lattice Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

Counterparty risk

Lattice Group's counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 historical cost and modified historical cost £165m; 31 December 1999 £11m) and interest rate swaps £37m (31 December 2000 historical cost and modified historical cost £51m; 31 December 1999 £12m). Lattice Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002 Historical cost		As at 31 Dec 2000 Historical cost	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Lattice Group's operations:				
– Short-term borrowings	(598)	(598)	(1,371)	(1,371)
– Long-term borrowings	(5,887)	(6,410)	(5,027)[a]	(5,198)
– Current asset investments	234	234	223	223
– Cash at bank and in hand	18	18	7	7
Derivative financial instruments held to manage the interest rate and currency profile:				
– Interest rate-related derivatives	—	31	—	43
– Currency rate-related derivatives	175	248	166[a]	132
Unrecognised total net gains (see "Gains and losses on hedges" below)	175	279	166	175

	As at 31 Dec 2000 Modified historical cost		As at 31 Dec 1999 Modified historical cost	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Lattice Group's operations:				
– Short-term borrowings	(1,371)	(1,371)	(1,823)	(1,823)
– Long-term borrowings	(4,861)[(a)]	(5,198)	(5,182)	(5,216)
– Current asset investments	223	223	422	422
– Cash at bank and in hand	7	7	13	13
Derivative financial instruments held to manage the interest rate and currency profile:				
– Interest rate-related derivatives	—	43	—	(33)
– Currency rate-related derivatives	—	132	—	(122)
Unrecognised total net gains/(losses) (see "Gains and losses on hedges" below)	—	175	—	(155)

(a) The historical cost balances shown in the 2002 accounts differ from the modified historical cost balances shown in the 2000 accounts due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges

The table below shows the extent to which Lattice Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred		
Period ended 31 December 2000	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2000	132	(287)	(155)	31	(74)	(43)
Transfer from gains to losses	(5)	5	—	—	—	—
Transfer from losses to gains	(43)	43	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 December 2000	—	21	21	7	(15)	(8)
Gains/(losses) not recognised in the period to 31 December 2000						
– Arising before 1 January 2000	84	(218)	(134)	38	(89)	(51)
– Arising in the period to 31 December 2000	284	25	309	(11)	4	(7)
Gains/(losses) on hedges as at 31 December 2000	368[(a)]	(193)[(a)]	175[(a)]	27	(85)	(58)
Of which:						
– Gains/(losses) expected to be included in 2001 income	8	(7)	1	6	(12)	(6)
– Gains/(losses) expected to be included in 2002 income or later	360	(186)	174	21	(73)	(52)

(a) See note (a) under the March 2002 table below.

£132m (31 December 1999 £(122)m), of the unrecognised total net gains/(losses) above of £175m (31 December 1999 £(155)m), are offset by foreign exchange losses/gains on the related foreign currency denominated borrowings.

Period ended 31 March 2002	Unrecognised Gains £m	Unrecognised Losses £m	Unrecognised Net total £m	Deferred Gains £m	Deferred Losses £m	Deferred Net total £m
Gains/(losses) on hedges at 1 January 2001	174[a]	(165)[a]	9[a]	27	(85)	(58)
Transfer from gains to losses	—	—	—	—	—	—
Transfer from losses to gains	(10)	10	—	—	—	—
Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	16	(15)	(7)	15	8
Gains/(losses) not recognised in the period to 31 March 2002						
– Arising before 1 January 2001	133	(139)	(6)	20	(70)	(50)
– Arising in the period to 31 March 2002	31	79	110	9	(19)	(10)
Gains/(losses) on hedges as at 31 March 2002	164	(60)	104	29	(89)	(60)
Of which:						
– Gains/(losses) expected to be included in 2003 income	7	—	7	8	(14)	(6)
– Gains/(losses) expected to be included in 2004 income or later	157	(60)	97	21	(75)	(54)

(a) The unrecognised gains at 31 December 2000 obtained from the 2000 accounts differ from those at 1 January 2001 obtained from the 2002 accounts. This is due to the restatement of the table to account for the foreign exchange element of foreign currency swaps that had been recognised via the application of hedge accounting principles.

Hedges of future transactions

As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 historical cost and modified historical cost £25m; 31 December 1999 £nil).

21. Other creditors

Amounts falling due within one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Trade creditors	272	297	297	401
Interest payable	150	92	92	130
Taxation and social security[a]	25	68	68	37
Other creditors	328	194	194	80
Accruals and deferred income	364	253	253	109
Proposed dividend	189	123	123	—
	1,328	1,027	1,027	757

Amounts falling due after more than one year	Historical cost As at 31 Mar 2002 £m	Historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 2000 £m	Modified historical cost As at 31 Dec 1999 £m
Accruals and deferred income[b]	951	874	874	825
Total other creditors	2,279	1,901	1,901	1,582

(a) The balance includes £nil corporation tax payable (31 December 2000 historical cost and modified historical cost £45m).

(b) Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

Period ended 31 Dec 2000	As at 1 Jan 2000 £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Dec 2000 Modified historical cost £m	*Restatement for FRS 19 and Historical cost* £m	As at 31 Dec 2000 Historical cost £m
Pension costs	367	(67)	—	(12)	—	288	—	288
Environmental costs	310	—	19	(24)	(7)	298	—	298
Deferred tax	—	—	—	—	—	—	626	626
Restructuring costs	69	—	—	(12)	—	57	—	57
Other	57	—	—	(8)	—	49	—	49
	803	(67)	19	(56)	(7)	692	626	1,318

Period ended 31 Mar 2002	As at 1 Jan 2001[(a)] £m	Profit and loss charge/ (credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m
Pension costs	288	37	—	(300)	—	25
Environmental costs	298	—	21	(44)	(9)	266
Deferred tax	626	(74)	27	—	—	579
Restructuring costs	57	65	—	(30)	—	92
Other	49	12	—	—	—	61
	1,318	40	48	(374)	(9)	1,023

(a) Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information, see below and also the "Restatement of prior periods" section on page 88.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs

This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see "Basis of preparation and accounting principles" and note 27). A special pension contribution of £275m was made to the Pension Scheme in March 2002.

Environmental costs

The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 historical cost and modified historical cost £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. Lattice Group does not provide for non-statutory decontamination costs.

Deferred corporation tax

FRS 19, requiring full provision for deferred tax, has been adopted by Lattice Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (£670m as at 31 December 2000 under historical cost accounting). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 historical cost 3.20%). A deferred tax asset of £20m as at 31 March 2002 (£44m as at 31 December 2000 under historical cost accounting), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

	Historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Origination and reversal of timing differences	(49)	(20)
Change in discount rate	(49)	(20)
Unwinding of discount	27	21
Impact of implementing FRS 19	(71)	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	24	22
Total deferred tax (credit)/charge[(a)]	(47)	3

(a) For further information, see note 7.

The provision for deferred tax can be analysed as follows:

	Historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Accelerated capital allowances	1,232	1,275
Swap termination (previously reported within debtors due after more than one year)	53	48
Pension cost (previously reported within debtors due after more than one year)	(67)	(86)
Other	(34)	(28)
Undiscounted provision for deferred tax	1,184	1,209
Discount	(605)	(583)
Discounted provision for deferred tax	579	626
Provision at start of period	626	623
Deferred tax (credit)/charge (above)	(47)	3
Provision at end of period	579	626

As previously stated, the 2000 accounts were prepared under SSAP 15 and were presented as follows:

The potential deferred tax liabilities have not been provided for, on the basis that the differences will not reverse in the foreseeable future:

	Modified historical cost	
	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
UK corporation tax at 30% (1999 30%)		
– Accelerated capital allowances	1,275	1,325
– Other timing differences	(5)	(11)
Unprovided potential deferred tax liabilities	1,270	1,314

In the 2000 accounts, no provision was made for any tax liability that would arise if fixed assets were disposed of at their revalued amount because no significant disposals which might give rise to a taxable gain are contemplated.

Restructuring costs

As at 31 March 2002, £40m of the total restructuring cost provision (31 December 2000 historical cost and modified historical cost £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus

properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other

This comprises estimates of liabilities in respect of past events incurred by Lattice Group's insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23. Share capital

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares[(a)]				
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
Authorised	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999[(a)] £m
Equity:								
– Ordinary shares of 10 pence each	5,000	5,000	5,000	5,000	500	500	500	500
Non-equity:								
– Special rights share of 10 pence	—	—	—	—	—	—	—	—

	Number of shares	Number of shares	Number of shares	Pro forma Number of shares[(a)]				
	Historical cost		Modified historical cost		Historical cost		Modified historical cost	
Allotted and fully paid	As at 31 Mar 2002 m	As at 31 Dec 2000 m	As at 31 Dec 2000 m	As at 31 Dec 1999 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999[(a)] £m
Equity:								
– Ordinary shares of 10 pence each	3,528	3,528	3,528	3,528	353	353	353	353
Non-equity:								
– Special rights share of 10 pence	—	—	—	—	—	—	—	—

(a) Pro forma ordinary shares allotted and called up at 31 December 1999 represent the nominal values of shares authorised and in issue by Lattice as at 31 December 2000 (see note 1).

On Demerger, Lattice issued 3,528m ordinary shares of 10 pence each to shareholders in BG Group in consideration for 100% of the share capital of BG Transco Holdings plc on the basis of one Lattice Share for each BG Group share held.

Certain special rights, set out in Lattice's Articles, attach to the Lattice Special Share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value. This share was issued on Demerger. It replaces the special share in BG Group, that was redeemed at that date. For further information on share capital, see note 1 on merger accounting.

	Called up share capital £m	Other reserve[(a)] £m	Revaluation reserve £m	Profit and loss account reserve £m	Joint ventures and associated undertakings £m	Total £m
As at 1 January 2000[(b)]	353	(5,771)	6,429	4,665	(3)	5,673
Funding movements with BG Group[(c)]	—	26	—	—	—	26
Opening capital and reserves adjusted for funding movements	353	(5,745)	6,429	4,665	(3)	5,699
Transfer from profit and loss account	—	—	—	140	(3)	137
Unrealised gain on revaluation of tangible fixed assets	—	—	376	—	—	376
Contribution to sharesave trust[(d)]	—	—	—	45	—	45
Unrealised gain on transfer of fixed assets to a joint venture[(e)]	—	10	—	—	—	10
Movement between reserves[(f)]	—	4	(146)	142	—	—
As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances:[(g)]						
– Historical cost accounting	—	—	(6,609)	—	—	(6,609)
– Accounting for deferred tax	—	—	—	(670)	—	(670)
As at 1 January 2001 (as restated)	353	(5,731)	50[(h)]	4,322	(6)	(1,012)
Transfer from profit and loss account	—	—	—	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	—	—	(50)	—	—	(50)
Unrealised gain on transfer of fixed assets to a joint venture[(e)]	—	12	—	—	—	12
Acquisition of SST (see note 13)	—	—	—	(74)	74	—
As at 31 March 2002	353	(5,719)	—	4,468	(3)	(901)

Lattice Group profit and loss account reserve includes £626m in respect of Transco as at 31 March 2002. Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating.

Distribution of the profit and loss account reserves of Lattice Group's other subsidiary undertakings is not materially restricted.

(a) Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Refinancing of £(5,745)m. Also included as at 31 March 2002 are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(e) below).

(b) As previously stated, the 2000 accounts were prepared on a merger basis and therefore all capital and reserves opening balances and movements for 2000, excepting movements to the revaluation reserve, were stated on a pro forma basis.

(c) Funding movements in other reserves represent a cash contribution by BG Group to Lattice Group on Demerger.

(d) This represents a contribution by BG Group to the Transco Employee Sharesave Trust as part of the Demerger arrangements.

(e) The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by Lattice Group or on sale by SST of the assets transferred.

(f) The movement between reserves represents modified historical cost adjustments (see "Note of profits and losses") and the transfer of assets to a joint venture (see note 12).

(g) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information, see note 1.

(h) The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve. The £6,609m of the revaluation reserve that was restated at 1 January 2001 related to Transco's regulatory assets.

Following the demerger from British Gas of Centrica in 1997, the 1999 Refinancing and the Demerger of Lattice Group in 2000, Lattice Group continues to provide a number of indemnities and guarantees. Some of these indemnities and guarantees do not relate to the ongoing businesses of Lattice Group, as shown in the table below:

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
In respect of Lattice Group activities[(a)]	2,399	3,546	3,546	3,229
On behalf of third parties[(b)]	441	1,166	1,166	1,247
Total commitments and guarantees	2,840	4,712	4,712	4,476
(a) Commitments in respect of Lattice Group activities				
Loan guarantees on behalf of subsidiaries[(i)]	1,941	2,773	2,773	2,605
Committed contracts for capital expenditure[(ii)]	189	399	399	142
Operating leases[(iii)]	98	204	204	330
Warrants[(iv)]	—	—	—	62
Other[(v)]	171	170	170	90
Total commitments for Lattice Group activities	2,399	3,546	3,546	3,229

(i) Loan guarantees on behalf of subsidiaries

Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 historical cost and modified historical cost £2,773m; 31 December 1999 £2,605m). Lattice has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of Lattice. As at 31 March 2002, the sum guaranteed amounted to £73m (2000 historical cost and modified historical cost and 31 December 1999 £nil).

(ii) Committed contracts for capital expenditure

As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 historical cost and modified historical cost £399m; 31 December 1999 £142m).

(iii) Operating leases

Lattice Group had commitments for the following year under operating leases expiring as follows:

	Land and buildings			
	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Expiring:				
– Within one year	—	—	—	4
– Between one and five years	1	1	1	1
– Thereafter	5	11	11	16
	6	12	12	21

	Land and buildings			
	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Amounts due within:				
– One year	6	12	12	21
– Two years	6	14	14	17
– Three years	6	14	14	17
– Four years	6	14	14	16
– Five years	6	13	13	16
– Thereafter	68	137	137	243
As at end of period	98	204	204	330

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002, 31 December 2000 historical cost and modified historical cost and 31 December 1999.

Lattice Group's commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 historical cost and modified historical cost and 31 December 1999 £nil).

(iv) Warrants

In previous years, Transco had issued warrants entitling the holders to subscribe at any time between November 1994 and November 2000 for up to $100m of 30 year bonds. As at 31 December 2000 all of the warrants had lapsed without being exercised. The sterling equivalent value of the bonds was £nil at 31 March 2002 (31 December 2000 historical cost and modified historical cost £nil; 31 December 1999 £62m).

(v) Other

The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 historical cost and modified historical cost £170m; 31 December 1999 £90m).

At 31 December 2000, Lattice Group was committed to transferring a number of sites to the joint venture company, SST. As the remaining 50% of the joint venture was acquired during the 15 months ended 31 March 2002, this obligation is no longer outstanding.

(vi) Legal and other proceedings

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act 1974. A trial date is awaited. Various group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the directors believe that they will be disposed of without significant effect on the net asset position as shown in the financial information.

(b) Commitments on behalf of third parties

(i) BG Group

In 2001, Transco was released from the guarantee it provided of BG Group's obligations relating to its interests in the Karachaganak gas condensate field (31 December 2000 historical cost and modified historical cost £883m; 31 December 1999 £536m). The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations and the obligations in relation to the Karachaganak gas condensate field in 2000 and 1999) was £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m), of which £93m (31 December 2000 historical cost and modified historical cost £95m; 31 December 1999 £102m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings Limited ("BG Energy Holdings") as part of the 1999 Refinancing.

(ii) Centrica

In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas

that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000 historical cost and modified historical cost approximately 7bn therms; 31 December 1999 approximately 16bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

(c) Cross indemnity and cross guarantees

A proportion of Lattice Group's total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the 1999 Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operates to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings which amount (see (b) above) to approximately £441m (31 December 2000 historical cost and modified historical cost £1,166m; 31 December 1999 £1,247m) of Lattice Group's total commitments and contingencies of £2,840m (31 December 2000 historical cost and modified historical cost £4,712m; 31 December 1999 £4,476m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm's length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco's aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Transco Licence that a 'related person' indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26. Related party transactions

BG Group

On 23 October 2000, Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm's length basis on normal commercial terms.

On Demerger, the BG Group pension scheme transferred to Lattice Group, reflecting the fact that the majority of the contributing members are associated with the Lattice businesses. The scheme has been renamed the Lattice Group Pension Scheme.

Following Demerger, employees of companies in BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Pension Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 December	
	2000 £m	1999 £m
Income receivable from BG Group companies[(a)]	54	37
Charges payable to BG Group companies[(a)]	(97)	(129)

	As at 31 December	
	2000 £m	1999 £m
Balance owed by BG Group companies[(a)]	10	110

(a) Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.

A number of Lattice subsidiaries have arm's length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm's length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f)) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, there were a number of transactions between Lattice and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST (see note 12).

27. Pensions and post-retirement benefits

Pension scheme

Substantially all of Lattice Group's employees are members of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes and provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Pension Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Pension Scheme's assets, are expected to be sufficient to fund the benefits payable under the Pension Scheme.

Following Demerger, employees of companies in Lattice Group have continuing membership of the Pension Scheme. Employees of BG Group continued to participate in the Pension Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Pension Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Pension Scheme assets.

An independent actuarial valuation of the Pension Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %
Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Pension Scheme's assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers' contributions could be maintained at the level of 3% until March 2004. Employers' contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Pension provision and costs

Under SSAP 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees' service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Pension Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Balance at beginning of period	288	367	367	466
Profit and loss charge/(credit):				
– Regular pension cost	125	66	66	59
– Amortisation of surplus	(110)	(154)	(154)	(173)
– Interest on balance sheet provision	22	21	21	29
	37[(a)]	(67)[(a)]	(67)[(a)]	(85)[(a)]
Contributions paid[(b)]	(300)	(12)	(12)	(14)
Balance at end of period	25	288	288	367

(a) Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (31 December 2000 historical cost and modified historical cost £23m; 31 December 1999 £23m) and £56m Pension credit (31 December 2000 historical cost and modified historical cost £90m; 31 December 1999 £108m).

(b) Includes £275m special contribution made to the Pension Scheme in March 2002 (31 December 2000 and 31 December 1999 £nil).

Post-retirement benefits

Lattice Group has no material post-retirement benefits other than pensions.

FRS 17 – *Retirement Benefits*

FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. Lattice Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as pension scheme assets are valued at market value at each balance sheet date and the present value of pension scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Pension Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

	%
Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

As at 31 March 2002	Proportion of Pension Scheme assets %	Long-term rate of return expected %	£m
Pension Scheme assets:			
– Equities	57	7.5	6,613
– Bonds	11	5.7	1,324
– Gilts	21	5.2	2,501
– Property	7	6.5	769
– Other	4	4.5	481
Total market value of Pension Scheme assets			11,688
Present value of Pension Scheme liabilities			(11,315)
Surplus in the Pension Scheme			373
Related deferred tax liability			(112)
Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, Lattice Group's net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

	£m
Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements[(a)]	(11)
	250
Net liabilities including pension asset and liability	(638)
Lattice Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250
Profit and loss account reserve	4,735

(a) Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

28. Notes to the consolidated cash flow statement

(a) Cash flow from operating activities

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Lattice Group operating profit	1,039	1,139	1,014	1,261
Exceptional operating items	365	—	—	—
Depreciation	531	379	504	499
Amortisation	9	—	—	—
Provisions for liabilities and charges	(250)	(85)	(85)	(85)
Movements in working capital:				
– Stocks – (increase)/decrease	(23)	5	5	6
– Trade and sundry debtors – decrease/(increase)	250	46	46	(267)
– Trade and sundry creditors – increase/(decrease)	202	9	9	(388)
– Long-term creditors – increase	115	49	49	66
	544	109	109	(583)
Cash inflow from operating activities before exceptional items[a]	2,238	1,542	1,542	1,092
Expenditure relating to exceptional items:				
– Restructuring costs (see note 22)	(30)	(12)	(12)	(14)
– Environmental costs (see note 22)	(44)	(24)	(24)	(21)
	(74)	(36)	(36)	(35)
Net cash inflow from operating activities[b][c]	2,164	1,506	1,506	1,057

(a) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for the 15 months ended 31 March 2002.

(b) The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of Lattice Group, for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of Lattice Group for the 15 months ended 31 March 2002.

(b) Returns on investments and servicing of finance

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest received	37	16	16	38
Interest paid	(434)	(462)	(462)	(434)
Interest element of finance lease rentals	4	2	2	1
Finance lease charges	(5)	—	—	—
Net cash outflow from returns on investments and servicing of finance[a][b]	(398)	(444)	(444)	(395)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of Lattice Group, during the 15 months ended 31 March 2002.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire intangible fixed assets	(7)	—	—	—
Payments to acquire tangible fixed assets	(1,488)	(753)	(753)	(516)
Purchases of fixed asset investments	—	(5)	(5)	—
Net investment in finance leases	8	5	5	9
Receipts from disposal of tangible fixed assets	179	120	120	163
Receipts from disposal of shares by employee share plan	78	—	—	—
Receipts from disposal of fixed asset investments	2	—	—	—
Net cash outflow from capital expenditure and financial investment [(a)(b)]	(1,228)	(633)	(633)	(344)

(a) The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of Lattice Group for the 15 months ended 31 March 2002.

(d) Acquisitions and disposals

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Purchases of subsidiary undertakings	(25)	(5)	(5)	(7)
Cash balances acquired with subsidiary undertakings	9	—	—	—
Purchases of joint ventures and associated undertakings	(6)	—	—	—
Net cash outflow from acquisitions and disposals[(a)(b)]	(22)	(5)	(5)	(7)

(a) The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of Lattice Group for the 15 months ended 31 March 2002.

(e) Management of liquid resources[(a)]

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire investments with an original maturity date of less than one year	(3,822)	(5,490)	(5,490)	(7,603)
Receipts from disposal of investments with an original maturity date of less than one year	3,811	5,688	5,688	7,610
Net cash (outflow)/inflow from the management of liquid resources[(b)(c)]	(11)	198	198	7

(a) Includes money market, listed and unlisted investments.

(b) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

(c) The acquisition of control of SST during 2001 contributed £nil to the net cash outflow from the management of liquid resources of Lattice Group for the 15 months ended 31 March 2002.

(f) Financing activities

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net decrease in short-term borrowings	(1,309)	(981)	(981)	(c)
Net increase in long-term borrowings	1,283	188	188	(c)
Cash (outflow)/inflow from change in borrowings	(26)	(793)	(793)	1,272
Capital element of finance lease rentals	(10)	(9)	(9)	(10)
	(36)	(802)	(802)	1,262
Funding movement on Demerger	—	505	505	—
Funding movement on 1999 Refinancing	—	—	—	(1,415)
Net cash outflow from financing activities[a][b]	(36)	(297)	(297)	(153)

(a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(b) The acquisition of control of SST during 2001 contributed £16m inflow to the net cash outflow from financing activities of Lattice Group for the 15 months ended 31 March 2002.

(c) This information was not disclosed in the 2000 accounts and is therefore not included above.

(g) Significant non-cash transaction

In the 15 months ended 31 March 2002 and the 12 months ended 31 December 2000, the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12). There were no significant non-cash transactions in the 12 months ended 31 December 1999.

29. Principal subsidiary undertakings, joint ventures and associated undertakings

The companies listed below, which are all subsidiary undertakings, are those in which Lattice Group's principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next annual return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of Lattice Group's results.

	As at 31 March 2002			
	Country of incorporation and operation	Activity	Lattice Group holding %[a]	Lattice Group share of net assets %[b]
Transco plc	England	Gas transportation	100	100
Transco Holdings plc	England	Lattice Group holding company	100	100
British Transco International Finance B.V.	The Netherlands	Financing	100	100
British Transco Finance Inc.	US	Financing	100	100
British Transco Capital Inc.	US	Financing	100	100
Lattice Group Holdings Limited	England	Lattice Group holding company	100	100
Lattice Energy Services Ltd	England	Energy services	100	100
Lattice Insurance Company Limited	Isle of Man	Insurance	100	100
Lattice Property Portfolio Ltd	England	Property	100	100
The Leasing Group plc	England	Leasing	100	100
Advantica Technologies Ltd	England	Technology	100	100
Advantica Technologies Inc.	US	Technology	100	100
Stoner Associates Inc.	US	Technology	100	100
First Connect Ltd	England	Connections	100	100
186k Ltd	England	Telecommunications	100	100
SST (UK) Ltd (formerly known as SpectraSite Transco Communications Ltd)	England	Telecommunications	100	100
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100	100

(a) Ordinary shares.
(b) Net assets attributable to equity shareholders.

are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V., which will change its year end to 31 March 2003, as prospective notice is required under Dutch law.

30. Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the price control review, the directors have reviewed the accounting policies of Lattice Group and Lattice Group has changed its accounting convention from modified historical cost to historical cost. The financial information for the 15 months ended 31 March 2002 has been prepared on an historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of Lattice Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, Lattice Group values regulatory assets at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Britain.

Differences between modified historical cost and historical cost profit comprise:

(i) depreciation in excess of historical cost depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets; and

(ii) profit on the disposal of tangible fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000[(a)] £m	12 months ended 31 Dec 1999 £m
Total operating profit	795	1,010	1,261
Profit for the financial period	243	402	624
Earnings per ordinary share			
– basic	7.0p	11.6p	17.7p
– before exceptional items	14.3p	12.2p	17.5p
Dividends per ordinary share			
– interim	3.6p	3.5p	—
– second interim	5.4p	—	—
– final	—	3.5p	—

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the results provided in the consolidated profit and loss account under modified historical cost. For further information, see the "Restatement of prior periods" section on page 88.

	As at		
	31 Mar 2002	31 Dec 2000[(a)]	31 Dec 1999
Net assets[(b)]	5,113	5,597	5,673

(a) The 2000 figures have been prepared in accordance with FRS 19 and therefore differ from the Balance sheet under modified historical cost. For further information, see the "Restatement of prior periods" section on page 88.

(b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on an historical cost basis) and £250m (£250m on an historical cost basis) respectively.

31. Subsequent events

On 22 April 2002 Lattice and National Grid announced their intention to merge. Providing the proposed merger is approved by both sets of shareholders, Lattice Shareholders will receive 0.375 of a New National Grid Transco Share for each Lattice Share.

The main differences between the accounting policies adopted by National Grid and those adopted by Lattice relate to modified historical cost accounting (only in respect of the 12 months ended 31 December 1999 and 2000) and accounting for deferred taxation.

Modified historical cost

During the 12 months ended 31 December 1999 and 2000, Lattice applied a modified historical cost accounting convention in respect of tangible fixed assets. In the 15 months ended 31 March 2002, this convention was changed to an historical cost basis, which is consistent with the treatment adopted by National Grid.

Deferred taxation

National Grid have adopted FRS 19 "Deferred tax" for all three years ended 31 March 2002 and provide for deferred tax in full without discounting. Lattice have only applied FRS 19 within the historical cost information for the 12 months ended 31 December 2000 and the 15 months ended 31 March 2002, and have adopted a policy of discounting. For the 12 months ended 31 December 1999 and 2000 on a modified historical cost basis, Lattice have only provided for deferred tax on a partial provision basis in accordance with SSAP 15. Included in the tables below are the adjustments needed to change from the discounted full provision basis, in respect of the historical cost information for the 12 months ended 31 December 2000 and 15 months ended 31 March 2002, and from a partial provision basis, in respect of the modified historical cost information for the 12 months ended 31 March 1999 and 2000, to a full provision basis without discounting, which would have been reported if Lattice had applied the accounting policy of National Grid.

The following unaudited reconciliations summarise the material adjustments which reconcile Lattice Group's consolidated profit for the financial period and consolidated net assets/(liabilities) from that previously reported by Lattice to estimates of those which would have been reported had Lattice applied the accounting policies adopted by National Grid.

	Historical cost		Modified historical cost	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Profit for the financial period as reported by Lattice Group	464	537	383	624
Adjustments for:				
– Deferred taxation	(22)	(47)	(28)	(9)
– Modified historical cost adjustments	—	—	135	159
Total adjustments	(22)	(47)	107	150
Profit for the financial period for Lattice Group as adjusted to National Grid accounting policies	442	490	490	774

	Historical cost		Modified historical cost	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m
Net (liabilities)/assets as reported by Lattice Group	(905)	(1,012)	6,267	5,673
Adjustments for:				
– Deferred taxation	(605)	(583)	(1,253)	(1,225)
– Modified historical cost adjustment	—	—	(6,609)	(6,372)
Total adjustments	(605)	(583)	(7,862)	(7,597)
Net liabilities of Lattice Group as adjusted to National Grid accounting policies	(1,510)	(1,595)	(1,595)	(1,924)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc ("National Grid"), to be renamed National Grid Transco plc, with Lattice Group plc ("Lattice")

We report on the unaudited reconciliations (the "Reconciliations"), under the accounting policies as currently applied by National Grid, in respect of the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002, and in respect of the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002, prepared under the accounting policies applied in the financial statements of Lattice. The Reconciliations are set out in section 2 of Part V of the listing particulars of National Grid dated 14 June 2002.

Responsibilities

It is the responsibility solely of the directors and proposed directors of National Grid to prepare the Reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the "Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the Reconciliations and to report our opinion to you.

The Reconciliations incorporate significant adjustments to the historical consolidated financial statements of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were the responsibility of the directors of Lattice. The historical consolidated financial statements of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 were audited by PricewaterhouseCoopers, who gave unqualified reports thereon.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Lattice to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the Reconciliations and have discussed the Reconciliations with the directors and proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Reconciliations have been properly compiled on the bases stated and the adjustments made are those appropriate for the purpose of presenting the consolidated profit for the financial period of Lattice for the two years ended 31 December 1999 and 2000 and the 15 months ended 31 March 2002 and the consolidated net assets of Lattice as at 31 December 1999 and 2000 and 31 March 2002 on a basis consistent in all material respects with the accounting policies currently applied by National Grid.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

1. Unaudited pro forma financial information relating to the Merged Group

The unaudited pro forma financial information set out below has been prepared to provide information about how the Merger might have affected the consolidated profit and loss account of National Grid Group for the year ended 31 March 2002, had the Merger taken place on 1 April 2001, the first day of the financial year, and its consolidated statement of net assets as at 31 March 2002 had the Merger taken place on that date. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of National Grid Transco's financial position or results.

The pro forma financial information has been prepared using merger accounting principles and is based on the financial information of National Grid Group and Lattice Group. The pro forma financial information is stated on the basis of the accounting policies of National Grid. Deferred taxation in the pro forma financial information has been provided in full without discounting. As described in Part V of this document, Lattice has previously taken the option under FRS 19 to discount its deferred tax balance. National Grid Transco has not yet determined the practice it will adopt going forward.

Unaudited pro forma consolidated profit and loss account

		Adjustments		
	National Grid Group 12 months ended 31 March 2002 £m (Note 1)	Lattice Group 12 months ended 31 March 2002 £m (Note 2)	Pro forma adjustments £m (Note 3)	Merged Group pro forma £m
Turnover	4,401	3,153	—	7,554
Operating profit before exceptional items and goodwill amortisation	875	932	—	1,807
Operating exceptional items	(914)	(413)	—	(1,327)
Goodwill amortisation	(90)	(9)	—	(99)
Total operating (loss)/profit	(129)	510	—	381
Non-operating exceptional items	53	104	(74)(ii)	83
Interest				
– excluding exceptional item	(293)	(386)	—	(679)
– exceptional item	(93)	—	—	(93)
	(386)	(386)	—	(772)
(Loss)/profit before taxation	(462)	228	(74)	(308)
Taxation				
– excluding exceptional items	(85)	(140)	(26)	(251)
– exceptional items	60	84	22	166
	(25)	(56)	(4)(i)	(85)
(Loss)/profit after taxation	(487)	172	(78)	(393)
Minority interests	(6)	4	—	(2)
(Loss)/profit for the year	(493)	176	(78)	(395)
Memorandum				
Profit before taxation excluding exceptional items and goodwill amortisation	582	546	—	1,128
Profit after taxation excluding exceptional items and goodwill amortisation	497	406	(26)	877

	National Grid Group at 31 March 2002 £m (Note 1)	Adjustments: Lattice Group at 31 March 2002 £m (Note 2)	Adjustments: Pro forma adjustments £m (Note 3)	Merged Group pro forma £m
Fixed assets				
Intangible assets	2,113	(6)	—	2,107
Tangible assets	9,122	7,998	—	17,120
Investments	298	13	—	311
	11,533	8,005	—	19,538
Current assets	5,883	702	—	6,585
Creditors (amounts falling due within one year)	(2,970)	(1,926)	(74)(ii)	(4,970)
Net current assets / (liabilities)	2,913	(1,224)	(74)	1,615
Creditors (amounts falling due after more than one year)	(8,118)	(6,663)	—	(14,781)
Provisions for liabilities and charges	(3,034)	(1,023)	(605)(i)	(4,662)
Net assets / (liabilities)	3,294	(905)	(679)	1,710
Memorandum				
Included above is net debt of	8,241	6,058	—	14,299

Notes to the unaudited pro forma financial information

1. *National Grid Group financial information*

The information for National Grid Group for the 12 months ended and as at 31 March 2002 has been extracted without material adjustment from the audited accounts for the year ended 31 March 2002.

Included within the results of National Grid Group for the 12 months ended 31 March 2002 are the results of Niagara Mohawk for February and March being the two months since acquisition. During this two month period, Niagara Mohawk contributed £479.1m to turnover and, £83.1m to operating profit before exceptional items and goodwill amortisation. No adjustment has been made to include the results of Niagara Mohawk for the 10 months prior to acquisition, as during this period, the results of Niagara Mohawk included the results of its generation business that was disposed of prior to the acquisition by National Grid, and were also based on a regulatory rate plan that was substantially different to the new rate plan that became effective from the date of the acquisition.

2. Lattice Group financial information

The information for Lattice Group for the 12 months ended 31 March 2002 has been extracted without material adjustment from the unaudited information for the 12 months ended 31 March 2002 included within the annual report and accounts of Lattice Group for the 15 months ended 31 March 2002. The net assets of Lattice Group at 31 March 2002 have been extracted without material adjustment from the audited accounts for the 15 months ended 31 March 2002.

3. Pro forma adjustments

The pro forma adjustments included above are in respect of deferred taxation and exceptional transaction costs:

(i) Deferred taxation

As noted above, Lattice have adopted a policy of discounting their deferred taxation liabilities, whilst National Grid does not discount such liabilities. A pro forma adjustment has been made to align Lattice's accounting policy with that adopted by National Grid. The impact of this adjustment is to increase the liability at 31 March 2002 by £605m and to decrease the profit excluding exceptional items for the 12 months ended 31 March 2002 by £26m (decrease of £4m including exceptional items).

(ii) Exceptional transaction costs

A pro forma adjustment has been made to reflect the one-off exceptional transaction costs directly attributable to the Merger, estimated to be £74m.

No account has been taken in the pro forma financial information of trading or changes in the financial position of National Grid Group or Lattice Group after 31 March 2002 and the financial impact of synergies expected to result from the Merger have not been reflected in the unaudited pro forma financial information.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

The directors and proposed directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

14 June 2002

Dear Sirs

Proposed merger of National Grid Group plc ("National Grid"), to be renamed National Grid Transco plc, with Lattice Group plc ("Lattice")

We report on the unaudited pro forma financial information set out in Part VI of National Grid's listing particulars dated 14 June 2002. The unaudited pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed merger of National Grid and Lattice might have affected the consolidated profit and loss account of National Grid for the year ended 31 March 2002 and its consolidated statement of net assets as at 31 March 2002.

Responsibilities

It is the responsibility solely of the directors and the proposed directors of National Grid to prepare the unaudited pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors and the proposed directors of National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of National Grid; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART VII

DETAILS OF THE LATTICE SCHEME

1. Introduction

Implementation of the Lattice Scheme will require the approval of Lattice Shareholders at each of the Lattice Court Meeting and the Lattice EGM. Once Lattice Shareholders have approved the Lattice Scheme at the Lattice Court Meeting and the Lattice EGM, the Lattice Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Lattice Scheme is that, when the Order is delivered to the Registrar of Companies and registered by him, all Lattice Shareholders are bound by the terms of the Lattice Scheme.

It is expected that the Lattice Scheme will become effective and that the Merger will complete in autumn 2002. Immediately upon the Lattice Scheme becoming effective, National Grid will change its name to National Grid Transco plc. It is expected that trading in the New National Grid Transco Shares arising from the Lattice Scheme will commence at 8.00 a.m. on the Lattice Scheme Effective Date.

Unless the Lattice Scheme becomes effective by no later than 31 March 2003, or such later date, if any, as Lattice and National Grid may agree and the Court may allow, the Lattice Scheme will not become effective and the Merger will not proceed.

2. Summary of the Lattice Scheme

Under the terms of the Lattice Scheme, all the Lattice Shares will be cancelled and the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled on the Lattice Scheme Effective Date. New Lattice Shares will be issued by Lattice to National Grid and/or its nominee(s), by capitalisation of the reserve arising from the cancellation of the Lattice Shares so that Lattice becomes a wholly-owned subsidiary of National Grid. These new Lattice Shares will be created by the passing of a special resolution to be proposed at the Lattice EGM.

Lattice Shareholders will exchange their Lattice Shares for New National Grid Transco Shares on the following basis:

for every 100 Lattice Shares	**37.5 New National Grid Transco Shares**

and so in proportion for any other number of Lattice Shares held at the Lattice Scheme Record Time.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

The New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will be credited as fully paid and will rank pari passu with the existing National Grid Shares, save that they will not be entitled to receive the National Grid Final Dividend expected to be paid on 15 August 2002.

2.1 Lattice Shareholder Meetings

The Lattice Scheme is subject to the approval of Lattice Shareholders at the Lattice Court Meeting and its implementation will also require the approval of Lattice Shareholders at the separate Lattice EGM, both of which will be held on Monday, 15 July 2002. The Lattice Court Meeting is being held at the direction of the Court to seek the approval of Lattice Shareholders to the Lattice Scheme. The Lattice EGM is being convened to enable the Lattice Directors to implement the Lattice Scheme and to amend the Lattice Articles, as described in section 2.3 below.

2.2 Lattice Court Meeting

The Lattice Court Meeting has been convened to enable Lattice Shareholders to consider and, if thought fit, approve the Lattice Scheme. At the Lattice Court Meeting, voting will be by poll and each holder of Lattice Shares who is present in person or by proxy will be entitled to one vote for each Lattice Share held. The approval required at the Lattice Court Meeting is that those voting to approve the Lattice Scheme should:

(i) represent a simple majority in number of those Lattice Shareholders present and voting in person or by proxy; and

voting in person or by proxy.

2.3 Lattice EGM

In addition, the Lattice EGM has been convened to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

(i) to approve the cancellation of Lattice Shares and the Lattice Special Share and the subsequent issue of Lattice Shares to National Grid and/or its nominee(s) in accordance with the Lattice Scheme; and

(ii) to amend the Lattice Articles in the manner described below.

2.4 Amendments to the Lattice Articles

The special resolution to be proposed at the Lattice EGM includes proposals to amend the Lattice Articles to ensure that any Lattice Shares issued under the Lattice Share Schemes or otherwise (other than to National Grid and/or its nominee(s)) between the Lattice Voting Record Time and 6.00 p.m. on the last business day before the Lattice Hearing Date will be subject to the Lattice Scheme. It is also proposed to amend the Lattice Articles so that any Lattice Shares issued to any person (other than to a member of National Grid Group) after the Lattice Scheme Effective Date will be automatically exchanged for New National Grid Transco Shares on the same terms as under the Lattice Scheme. These amendments are designed to avoid any person (other than members of National Grid Group) being left with Lattice Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the business day before the Lattice Scheme Effective Date).

2.5 Special Shareholder Consent

Under the Lattice Scheme, the capital paid up on the Lattice Special Share will be repaid and the Lattice Special Share will be cancelled in consideration for amendments to the rights attaching to the National Grid Special Share, principally to reflect National Grid's ownership of Transco. The Secretary of State has given her written consent to the Lattice Scheme in her capacity as holder of the Lattice Special Share and to the requisite changes to the National Grid Articles in her capacity as holder of the National Grid Special Share, in each case without prejudice to her separate rights under the Fair Trading Act to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission and, in addition, without prejudice to the rights under a licence granted to 186k under the Telecommunications Act 1984, and has agreed to appear by Counsel at the Lattice Court Hearing to consent to the Lattice Scheme and to agree to be bound by its terms. Notice has been given to the Secretary of State of the proposed change of control of Lattice, as required by that licence.

3. Implementation of the Lattice Scheme

The Lattice Scheme is conditional upon the following:

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by

Lattice for registration to the Registrar of Companies and registration of the Order by the Registrar of Companies.

National Grid has given its written consent to the Lattice Scheme and a written undertaking to be bound by the terms of the Lattice Scheme. The Lattice Court Hearing is expected to be held during autumn 2002. All Lattice Shareholders are entitled to attend the Lattice Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Lattice Scheme.

If the Lattice Scheme is sanctioned by the Court and the conditions to the Lattice Scheme are satisfied, it is expected that the Lattice Scheme will become effective, and dealings in the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will commence, in autumn 2002.

The Lattice Scheme contains a provision for Lattice and National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Lattice Scheme, or to any condition which the Court may think fit to approve or impose. Lattice has been advised that the Court would be unlikely to approve or impose any such amendment to the Lattice Scheme which might be material to the interests of the Lattice Shareholders and/or the holder of the Lattice Special Share unless the Lattice Shareholders and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion whether or not a further meeting of Lattice Shareholders should be held or the further consent of the holder of the Lattice Special Share should be sought.

4. Effect of the Lattice Scheme on National Grid Shareholders

The effect of the Lattice Scheme will be that National Grid Shareholders will continue to retain their existing National Grid Shares and will hold approximately 57.3 per cent. of the issued share capital of National Grid Transco, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger). The holdings and rights of holders of existing National Grid Shares and of National Grid ADSs will not be affected by the Lattice Scheme. However, following the issue of the New National Grid Transco Shares, these holdings, as a percentage of the issued share capital of National Grid Transco, will decrease.

PART VIII

CONDITIONS TO THE IMPLEMENTATION OF THE LATTICE SCHEME AND THE MERGER

The Merger is conditional upon the Lattice Scheme becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as Lattice and National Grid may agree and the Court may allow.

1. The Lattice Scheme is conditional upon:

(a) the approval by the Special Shareholder and a majority in number representing three-fourths in nominal value of the holders of Lattice Shares present and voting, either in person or by proxy, at the Lattice Court Meeting;

(b) the special resolution required to approve and implement the Lattice Scheme being passed at the Lattice EGM;

(c) any resolutions of National Grid Shareholders required in connection with the implementation of the Merger being passed at the National Grid EGM;

(d) the admission to the Official List of the New National Grid Transco Shares becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by National Grid and Lattice and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Lattice Scheme becoming unconditional in all respects; and

(e) the sanction (with or without modification) of the Lattice Scheme by the Court on terms satisfactory to both National Grid and Lattice acting reasonably and an office copy of the Order being delivered by Lattice for registration to the Registrar of Companies and registration of the Order confirming the reduction of capital involved in the Lattice Scheme by the Registrar of Companies.

2. National Grid and Lattice have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Lattice Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Lattice Scheme being sanctioned by the Court:

(a) the SEC having granted prior approval to National Grid authorising the issuance and sale of such New National Grid Transco Shares necessary to finance the Merger (as well as the solicitation of proxies), and the SEC not opposing the certification of Lattice as a foreign utility company under section 33 of the US Public Utility Holding Company Act of 1935, as amended ("PUHCA"), on terms satisfactory to National Grid and Lattice acting reasonably;

(b) any conditions imposed by the SEC in relation to the continuing operation of National Grid as a registered public utility holding company under PUHCA being on terms satisfactory to both National Grid and Lattice acting reasonably;

(c) to the extent that Council Regulation EEC 4064/89, as amended, may be applicable, the European Commission having either:

- (i) indicated that the Merger and its implementation does not give rise to a concentration falling within the scope of Council Regulation EEC 4064/89 concerning the control of concentrations between undertakings (as amended) (the "Merger Regulation"); or

- (ii) taken a decision, without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably under Article 6(1)(b) of the Merger Regulation, declaring the Merger or its implementation compatible with the common market, or being deemed to have done so under Article 10(6); or

(iii) referred the whole or part of the Merger or its implementation to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation or having been deemed to have done so under Article 9(5); and

(a) each such authority having granted a clearance without imposing any conditions or obligations that are not satisfactory to both National Grid and Lattice acting reasonably in respect of all of those parts of the Merger or its implementation which were referred to it, or being deemed to have granted such a clearance; and

(b) the requirements of paragraph (c)(ii) above being satisfied with respect to any part not referred to the competent authority of any Member State;

(d) insofar as the merger provisions of the Fair Trading Act may be applicable, whether in accordance with (c)(iii) above or otherwise, the Office of Fair Trading in the UK indicating, on terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State to refer the Merger or any matter arising therefrom or related thereto to the Competition Commission;

(e) all filings (if any) in connection with the Merger and matters arising therefrom having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder, all or any appropriate waiting and other time periods (including extensions thereof) having expired, lapsed or been terminated;

(f) the Authority indicating that it, and the Secretary of State indicating that she:

(i) does not intend to seek modifications to any of the Wider National Grid Group licences or the Wider Lattice Group licences granted under the Electricity Act or the Gas Act and subsequent legislation, including the Utilities Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(ii) does not intend to seek undertakings or assurances from any member of the Wider National Grid Group or the Wider Lattice Group, other than those already required to be given under the licence granted to Transco under the Gas Act (except on terms satisfactory to both National Grid and Lattice acting reasonably);

(iii) will, in connection with the Merger, give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are necessary in the opinion of National Grid or Lattice or both acting reasonably in connection with the licences referred to in (f)(i);

(g) National Grid having obtained authorisations from such US regulatory agencies as may have or assert jurisdiction over the Merger on terms and conditions satisfactory to National Grid and Lattice acting reasonably;

(h) if applicable, the review and investigation of the Merger under the Exon-Florio Amendment to the US Defense Production Act of 1950 having been terminated and the President of the United States having taken no action thereunder with respect to the Merger;

(i) the receipt from the Inland Revenue of clearances in respect of the Lattice Scheme and the Merger under section 138 of the Taxation of Chargeable Gains Act 1992 and section 215 of the Income and Corporation Taxes Act 1988 in a form satisfactory to National Grid and Lattice, acting reasonably;

(j) all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by National Grid or Lattice to be material in the context of the Merger for or in respect of the Merger and the implementation of the Lattice Scheme having been obtained (including consent from the Secretary of State (1) under Wider Lattice Group licences granted under the Telecommunications Act 1984; and (2) as holder of the Lattice Special Share), in terms and in a form satisfactory to National Grid and Lattice, acting reasonably, and, where the withdrawal or absence of any such authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals would, in the opinion of both of National Grid and Lattice (acting reasonably), have a material adverse effect on the Merged Group, these remaining in full force and effect and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications and filings having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction

having expired or having been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Lattice Scheme in any jurisdiction having been complied with;

(k) no central bank, government or governmental, quasi-governmental, state or local government, supranational, statutory, environmental, administrative, investigative or regulatory body, agency, court, association or any other similar person or body in any jurisdiction having taken, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in the opinion of National Grid and Lattice (acting reasonably) in any respect be material to the Merged Group to:

(i) require the divestiture by National Grid or Lattice or any member of either the Wider National Grid Group or Wider Lattice Group of all or any portion of their respective businesses, assets or properties; or

(ii) require any member of either the Wider National Grid Group or Wider Lattice Group to make an offer to acquire any shares or other securities in any member of either group owned by any third party; or

(iii) impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties or otherwise adversely affect their respective businesses, assets or profits; or

(iv) make the Lattice Scheme or its implementation void, unenforceable, illegal and/or prohibited in or under the laws of any jurisdiction or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or require amendment of, or otherwise challenge or interfere with, the Merger;

(l) save as disclosed by National Grid to Lattice or by Lattice to National Grid prior to 22 April 2002, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which National Grid or Lattice, any member of either the Wider National Grid Group or Wider Lattice Group is a party or by or to which National Grid or Lattice or any member of the Wider National Grid Group or Wider Lattice Group may be bound, entitled or is subject which could or might in the opinion of both National Grid and Lattice (acting reasonably) result, to an extent which is material in the context of the Merged Group, in:

(i) any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, or any grant available to, any member of the Wider National Grid Group or Wider Lattice Group being repayable or capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or to incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or inhibited; or

(ii) any such arrangement, agreement, licence, permit, lease or other instrument being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder; or

(iii) the rights, liabilities, obligations or interests of any member of the Wider National Grid Group or Wider Lattice Group in relation to, or the business of any member of the Wider National Grid Group or Wider Lattice Group with, any person, firm or body (or any arrangements relating to any such interest or business) being terminated or adversely modified or affected; or

(iv) the value, or financial or trading position or prospects of any member of the Wider National Grid Group or Wider Lattice Group being adversely modified or affected; or

(v) the creation of any material liability (actual or contingent) by any member of the Wider National Grid Group or Wider Lattice Group; or

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider National Grid Group or Wider Lattice Group or any such mortgage, charge or security interest being enforced; or

(vii) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider National Grid Group or the Wider Lattice Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group or any right arising under which any such asset or interest could be required to be disposed of or charged or ceasing to be available to any member of the Wider National Grid Group or the Wider Lattice Group, in each case, otherwise than in the ordinary course of business; or

(viii) any member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, ceasing to be able to carry on business under any name under which it presently does so;

in each case in consequence of the Merger or the Lattice Scheme;

(m) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid, on or after 22 April 2002 that:

(i) any adverse financial, business or other information in relation to circumstances existing prior to 22 April 2002 and which is material in the context of the relevant group has not been publicly announced pursuant to the Listing Rules by any member of the relevant group prior to such date (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice; or

(ii) any financial, business or other information which has been publicly announced pursuant to the Listing Rules at any time by any member of the relevant group prior to 22 April 2002 (in the case of such information regarding National Grid) by National Grid or (in the case of such information regarding Lattice) by Lattice is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

(iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly announced pursuant to the Listing Rules prior to 22 April 2002 (in the case of a member of the Wider National Grid Group) by National Grid or (in the case of a member of the Wider Lattice Group) by Lattice and which is material in the context of the relevant group; or

(iv) any steps have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider National Grid Group or Wider Lattice Group which is necessary for the proper carrying on of its business to an extent which is material in the context of the relevant group;

(n) (i) unless publicly announced by National Grid pursuant to the Listing Rules or disclosed by National Grid to Lattice prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider National Grid Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider National Grid Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 March 2001, being the date to which the latest audited report and accounts of National Grid were made up, and unless publicly announced by National Grid pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider National Grid Group taken as a whole;

(o) (i) unless publicly announced by Lattice pursuant to the Listing Rules or disclosed by Lattice to National Grid prior to 22 April 2002, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Lattice Group is a party (whether as claimant or defendant or otherwise), in each case which is or may become material and adverse in the context of the Wider Lattice Group having been instituted or threatened or remaining outstanding; or

(ii) since 31 December 2000, being the date to which the latest audited report and accounts of Lattice were made up, and unless publicly announced by Lattice pursuant to the Listing Rules prior to 22 April 2002, there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Lattice Group taken as a whole;

(p) other than as publicly announced by National Grid or Lattice pursuant to the Listing Rules, or disclosed by National Grid to Lattice, or by Lattice to National Grid, prior to 22 April 2002 or as contemplated by the Merger or the Lattice Scheme or by the joint press announcement relating to the Merger dated 22 April 2002, no member of the Wider National Grid Group or of the Wider Lattice Group having since, in the case of National Grid, 31 March 2001 and, in the case of Lattice, 31 December 2000, being the dates to which the respective latest audited report and accounts of National Grid and Lattice were made up:

(i) issued or authorised or proposed the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between National Grid and Lattice respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in National Grid or Lattice respectively issued upon exercise of options granted prior to 22 April 2002, under or pursuant to the National Grid Share Plans or the Lattice Share Schemes or as agreed between National Grid and Lattice from time to time) or redeemed, purchased or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by National Grid or Lattice respectively) is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ii) except for:

(a) transactions between one wholly-owned member of the relevant group and another such member, and

(b) (in the case of Lattice) the Lattice Scheme,

authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(iii) (other than transactions between one wholly-owned member of the relevant group and another such member) entered into or varied in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long-term, restrictive or unusual or onerous nature and which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, and in each case other than in the ordinary course of business; or

(iv) save for normal annual salary and other related increases in accordance with past remuneration policies entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent which is material with any director of National Grid or Lattice, as the case may be; or

(v) (other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of Lattice, the Lattice Scheme) implemented, effected, authorised or announced its intention to effect any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be and in each case other than in the ordinary course of business; or

(vi) issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for transactions between one wholly-owned member of the relevant group and another such member, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(vii) (in the case of National Grid or Lattice only) recommended, declared, made or paid, or proposed the recommendation, declaration, paying or making, of any dividend, bonus or other distribution; or

(viii) in the case of any member of the Wider National Grid Group or Wider Lattice Group made any alteration to its memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdictions of incorporation) that is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(ix) (other than in respect of a member of the Wider National Grid Group or Wider Lattice Group which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any analogous person appointed in any jurisdiction and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(x) been unable, or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xi) waived or compromised any claim otherwise than in the ordinary course of business and which, in any case, is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be; or

(xii) entered into any contract, commitment, agreement or arrangement or passed any resolution made or announced any offer (which remains open for acceptance) or announced any intention or proposal to effect any of the transactions, matters or events referred to in this condition.

(q) National Grid not having discovered regarding Lattice, and Lattice not having discovered regarding National Grid that on or after 22 April 2002:

(i) any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, has not complied with any and/or all applicable legislation or regulations of any relevant jurisdiction in which it carries on business with regard to the disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance which would be likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which non-compliance, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider National Grid Group or Wider Lattice Group, as the case may be, in each case to an extent which, in any case, is material and adverse to the Wider National Grid Group or Wider Lattice Group, as the case may be;

(ii) there is any material liability (actual or contingent) of any past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, which is material in the context of the Wider National Grid Group or Wider Lattice Group, as the case may be, to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider National Grid Group or Wider Lattice Group, as the case may be, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other relevant person or body in any relevant jurisdiction; or

(iii) a person, persons or class or classes of person could reasonably be expected to have any claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider National Grid Group or the Wider Lattice Group, as the case may be, which claim or claims would materially and adversely affect the Wider National Grid Group or the Wider Lattice Group, as the case may be.

3. Subject to the requirements of the Panel, National Grid and Lattice, acting together, may waive all or any of the conditions contained in paragraphs 2(a) to (l) (inclusive). National Grid reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to Lattice, and in paragraph 2(o) above, and Lattice reserves the right to waive, in whole or in part, all or any of the conditions in paragraphs 2(m), (p) and (q) above, so far as they relate to National Grid, and in paragraph 2(n) above, for the purposes of the Merger or the Lattice Scheme.

4. Save with the consent of the Panel, the Merger will lapse and the Lattice Scheme will not proceed if, before the date of the Court Meeting:

(i) the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation; or

(ii) there is a reference to the Competition Commission whether following a referral to a competent authority in the UK under Article 9(1) of the Merger Regulation or otherwise.

Part IX

Additional Information

1. Responsibility

The National Grid Directors (whose names are set out in section 6.1 below) and the New National Grid Transco Directors (whose names are set out in section 6.5 below) accept responsibility for the information contained in this document other than, in the case of the National Grid Directors, that information relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the National Grid Directors and the New National Grid Transco Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Lattice Directors (who include the New National Grid Transco Directors and whose names are set out in section 6.4 below) accept responsibility for the information contained in this document relating to Lattice Group, the Lattice Directors and their interests. To the best of the knowledge and belief of the Lattice Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are so responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of National Grid

2.1 National Grid was originally incorporated and registered in England and Wales under the Companies Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re-registered as a public limited company, New National Grid plc, on 29 November 2000. Its name was changed again on 31 January 2002 to National Grid Group plc when it was introduced under a Court-sanctioned scheme of arrangement, as the holding company of the National Grid group. The principal legislation under which National Grid operates is the Companies Act and the regulations thereunder.

2.2 The registered office of National Grid is at 15 Marylebone Road, London NW1 5JD.

3. Share capital

3.1 The authorised, issued and fully paid share capital of National Grid as at 12 June 2002 (being the latest practicable date prior to publication of this document) is as follows:

Authorised number	Authorised amount		Issued number	Issued amount
2,500,000,000	£250,000,000	National Grid Shares	1,776,990,487	£177,699,048.70
1	£1	National Grid Special Share	1	£1

3.2 The alterations in the share capital of National Grid from incorporation to 12 June 2002 (being the latest practicable date prior to the publication of this document) are as follows:

3.2.1 On incorporation, National Grid had an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one ordinary share of £1 was issued.

3.2.2 By a resolution of National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of £1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to £250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 National Grid Shares were issued to National Grid Nominees Limited.

3.2.3 By a resolution of National Grid passed on 7 December 2001, the authorised share capital was increased to £250,000,001 by the creation of the National Grid Special Share.

3.2.4 By a resolution of National Grid passed on 7 January 2002 and with the sanction of an order of the Court dated 25 January 2002, the authorised share capital was reduced to £249,950,001 by cancelling and extinguishing the 500,000 issued ordinary shares of 10 pence each. The reduction of capital took effect on 31 January 2002. The resolution passed on 7 January 2002 further

provided for the creation of 500,000 new ordinary shares of 10 pence each to take effect upon the reduction of capital taking effect. Accordingly, immediately following the reduction taking effect on 31 January 2002, the authorised share capital of National Grid was £250,000,001 divided into 2,500,000,000 ordinary shares of 10 pence each and the National Grid Special Share.

3.2.5 Upon the National Grid Scheme becoming effective, 1,498,036,707 ordinary shares of 10 pence each were issued and the National Grid Special Share was issued (credited as fully paid up in each case) in accordance with the terms of the National Grid Scheme.

3.2.6 At completion of the acquisition of Niagara Mohawk, 278,600,000 ordinary shares of 10 pence each were issued, fully paid, to the Depositary. The Depositary then issued National Grid ADSs in respect of such shares to Niagara Mohawk shareholders in accordance with the terms of the Niagara Mohawk Merger Agreement.

3.2.7 Since the incorporation of National Grid, a total of 346,132 National Grid Shares have been issued in connection with options granted under the National Grid Share Plans and 7,648 National Grid Shares have been issued at an issue price of 417 pence each in connection with the Exchangeable Bonds.

3.3 Other than pursuant to: (i) the Merger; (ii) the exercise of options or satisfaction of awards under the National Grid Share Plans, the Lattice Share Schemes and the 2002 Share Plan; and (iii) the Exchangeable Bonds, National Grid has no intention of issuing any of its authorised unissued share capital and no issue of National Grid Shares will be made which will effectively alter control of National Grid without the prior approval of shareholders in general meeting.

3.4 Save as disclosed in this section 3 and sections 7 and 8 below: (i) there has been no issue of share or loan capital of National Grid since its incorporation; and (ii) no share or loan capital of National Grid is under option or agreed to be put under option.

3.5 At the National Grid EGM it will be proposed that:

3.5.1 subject to and immediately upon the Merger becoming unconditional (save as stated in such resolution):

(a) the authorised share capital of National Grid will be increased from £250,000,001 to £500,000,001 by the creation of an additional 2,500,000,000 ordinary shares of 10 pence each having the rights set out in the articles of association of National Grid but not ranking for the final dividend of 9.58 pence per National Grid Share payable in respect of the financial year ended 31 March 2002; and

(b) in addition to and without prejudice to any existing authority, the board will be generally and unconditionally authorised, pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £140,000,000 in connection with the Lattice Scheme, such authority to expire on the conclusion of the Annual General Meeting of National Grid to be held in 2003, provided that National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

3.5.2 subject to the Lattice Scheme having become effective in accordance with its terms, the board will be generally and unconditionally authorised pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of £100,000,000, provided that the authority conferred by this resolution shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of National Grid in issue immediately following completion of the Merger, which authority shall be in substitution for the general authority to allot relevant securities in place immediately prior to the National Grid EGM and shall expire on 22 July 2007 provided that National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

3.5.3 subject to the passing of resolution referred to in section 3.5.2 above and to such resolution becoming unconditional, the board will be authorised pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the general authority conferred on them by the resolution referred to in section 3.5.2 above as if section 89(1) of the Companies Act did not apply to any such allotment provided that the power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective number of ordinary shares of 10 pence each deemed to be held by them, subject to such exclusions or other arrangements as the board may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(b) the allotment otherwise than pursuant to paragraph (a) above, of equity securities for cash up to an aggregate nominal value of £15,000,000 provided always that the authority conferred by this paragraph (b) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Companies Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of National Grid in issue immediately following completion of the Merger;

and shall expire on 22 July 2007 provided that the board may at any time before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

3.5.4 subject to the Lattice Scheme having become effective in accordance with its terms, the directors of National Grid will be generally authorised to make market purchases (as defined in section 163(3) of the Companies Act) of up to 310,000,000 ordinary shares of 10 pence each in the capital of National Grid provided always that the authority conferred by this resolution shall be limited to the market purchase of such number of ordinary shares as shall be equal to or less than 10 per cent. of the number of ordinary shares in issue immediately following completion of the Merger at a price not less than 10 pence per ordinary share nor more than a price per ordinary share of 105 per cent. of the average of the middle market quotation for an ordinary share according to the Official List for the five business days before the purchase is made, which authority shall be in substitution for the authority to make market purchases in place immediately prior to the National Grid EGM and shall expire at the earlier of the Annual General Meeting of National Grid to be held in 2003 or 15 months from the date of passing of the resolution, except that National Grid may enter into a contract to purchase such ordinary shares which would or might be completed wholly or partly after such expiry.

3.6 Under the Lattice Scheme, National Grid will issue to Lattice Shareholders 0.375 of a New National Grid Transco Share, credited as fully paid, for each Lattice Share held at the Lattice Scheme Record Time. Accordingly, the authorised, issued and fully paid share capital of National Grid Transco immediately following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to the publication of this document) and assuming no issue of National Grid Shares or Lattice Shares between that date and completion of the Merger, save for the issue by National Grid of New National Grid Transco Shares to Lattice Shareholders, in accordance with the Lattice Scheme, will be as follows:

Authorised number	Authorised amount	Issued number	Issued amount
5,000,000,000	£500,000,000 National Grid Transco Shares	3,100,105,384	£310,010,538.40
1	£1 National Grid Transco Special Share	1	£1

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders.

3.7 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of National Grid.

3.8 The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.9 The New National Grid Transco Shares to be issued in accordance with the Lattice Scheme will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Transco Shares.

3.10 National Grid Shares are, and, following Admission of the New National Grid Transco Shares to be issued to Lattice Shareholders under the Lattice Scheme, the New National Grid Transco Shares will be, eligible for settlement within CREST.

3.11 The New National Grid Transco Shares to be issued to Lattice Shareholders under the Lattice Scheme will be allotted without regard (except with the consent of the Panel) to any lien, right of set-off, counterclaim or other analogous right to which National Grid Transco may otherwise be, or claim to be, entitled.

4. Substantial shareholdings

4.1 In so far as is known to National Grid, as at 12 June 2002 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid's issued ordinary share capital:

Shareholder	**Percentage of issued National Grid Shares**
The Capital Group Companies, Inc.	8.15
HSBC Investment Bank plc	3.17
Deutsche Bank AG London	3.15
Prudential plc	3.09
Legal & General Investment Management Limited	3.03

Note:

National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent. of issued National Grid Shares.

Save as disclosed in this section 4, the National Grid Directors and the New National Grid Transco Directors are not aware of any interest which as at 12 June 2002 (being the latest practicable date prior to the publication of this document) represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of National Grid Transco following completion of the Merger, based on the issued share capital of National Grid and Lattice as at 12 June 2002 (being the latest practicable date prior to publication of this document) and assuming that:

4.2.1 each Lattice Shareholder will receive 0.375 of a New National Grid Transco Share for each Lattice Share;

4.2.2 there is no increase in the issued share capital of National Grid or Lattice after 12 June 2002 (being the latest practicable date prior to the publication of this document) and completion of the Merger save in connection with the Lattice Scheme and the Merger; and

4.2.3 there are no dealings in National Grid Shares or Lattice Shares after 12 June 2002 (being the latest practicable date prior to the publication of this document).

Shareholder	**Percentage of issued National Grid Transco Shares**
The Capital Group Companies, Inc.	4.67
Prudential plc	3.05
Legal & General Investment Management Limited	3.05

Note:

National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions and following completion of the Merger, the Olayan Group is expected to have an economic exposure to some 5.21 per cent. of issued National Grid Transco Shares.

4.3 The National Grid Directors and New National Grid Transco Directors are not aware of any person who, directly or indirectly, as of 12 June 2002 (being the latest practicable date prior to the publication of this document) is able, or immediately following completion of the Merger will be able, jointly or severally, to exercise control over National Grid (to be re-named National Grid Transco).

4.4 Those Lattice Shareholders who will hold more than $50 million worth of National Grid Transco Shares as a result of the Merger, a total which includes any National Grid Shares that are currently held, may be required to submit a regulatory filing and to observe a statutory waiting period in the US pursuant to the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended). Such shareholders should seek independent advice to determine the extent of their obligations, if any, under that Act.

5. Summary of the Memorandum and Articles of Association of National Grid

5.1 Memorandum of Association

The memorandum of association of National Grid provides that its principal object is to carry on business as a holding company. The objects of National Grid are set out in full in clause 4 of its memorandum of association and provide, among other things, that National Grid may carry on any other activity which can, in the opinion of the board, be conveniently carried on in connection with any of its objects and do all such things as may be deemed incidental or conducive to the objects or any of them.

5.2 Summary of the National Grid Articles

The National Grid Articles contain provisions, inter alia, to the following effect:

5.2.1 National Grid Special Share

The National Grid Special Share may only be held by one of Her Majesty's Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown. The Special Shareholder may, after consulting National Grid and subject to the provisions of the Companies Act, require National Grid to redeem the National Grid Special Share at par at any time by giving notice to National Grid and delivering to it the relevant share certificate.

The Special Shareholder is entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the National Grid Special Share confers no right to vote nor any other rights at any such meeting. The National Grid Special Share confers no right to participate in the capital or profits of National Grid except that, on a distribution of capital in a winding-up, the Special Shareholder is entitled to repayment of £1 in priority to other shareholders.

Each of the following matters is effective only with the consent in writing of the Special Shareholder:

(a) the amendment, removal or alteration of the effect of (including the ratification of any breach of) certain provisions of the National Grid Articles, including the Article relating to the National Grid Special Share, the Article on general limitations on shareholdings (as described in section 5.2.7 below) and on shareholding restrictions on persons who are bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or licence holders (as described in section 5.2.8 below) and the Article relating to the disclosure of interests in shares under section 212 of the Companies Act (as described in sections 5.2.2, 5.2.3 and 5.2.5 below) save to the extent that any amendment, removal or alteration of that Article is required to comply with the Listing Rules;

(b) the creation or issue of any shares in National Grid carrying voting rights other than (i) shares carrying voting rights in all circumstances at general meetings of National Grid; and (ii) shares which do not constitute equity share capital (as defined in section 744 of the Companies Act) and which, when aggregated with all other such shares, carry the right to cast less than 15 per cent. of the votes capable of being cast on a poll on any resolution at any general meeting of National Grid;

(c) the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in National Grid;

(d) the disposal by National Grid of any shares in National Grid Company to any person which is not a wholly-owned subsidiary of National Grid;

(e) any scheme or arrangement which, if put into effect, would relieve National Grid Company of, or otherwise modify, the obligations imposed on National Grid Company by National Grid by virtue of the provisions described in section 5.2.9 below;

(f) the voluntary winding-up of National Grid, a special resolution to the effect that National Grid should be wound up by the Court, the presentation by National Grid or by the board of a petition for the winding-up of National Grid by the Court, or any proposal for any of the foregoing;

(g) the presentation by National Grid or by the board of a petition applying for an administration order or a proposal by the board for a voluntary arrangement, in each case pursuant to the Insolvency Act 1986; or

(h) the establishment of a holding company for National Grid.

5.2.2 Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the National Grid Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a proxy need not be a shareholder of National Grid. All special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of shareholders of National Grid.

Unless the board otherwise determines, no shareholder, or person to whom any of that shareholder's shareholding is transferred other than by a transfer approved under the National Grid Articles (see section 5.2.5 below), is entitled to vote at any general meeting or at any separate meeting of holders of any class of shares in National Grid either in person or by proxy in respect of any share in National Grid held by him (i) if all monies presently payable by him in respect of that share have not been paid or (ii) if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act (disclosure of interests in shares) and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25 per cent. of their class within 28 days of service of the notice) or in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.3 Dividends and other distributions

Subject to the Statutes, National Grid may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the board. The board may pay interim dividends or any dividend payable at a fixed date, if it appears to the board that the financial position of National Grid justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The board may, if authorised by an ordinary resolution of National Grid, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution and, if authorised by a special resolution of National Grid, may do so on a basis which is more advantageous to those so electing than if they had not done so.

National Grid may cease to send any cheque or warrant through the post or by a delivery agent or to effect payment by any other means for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends, through no fault of National Grid, payment in that manner has not been effected (or,

following one such occasion, reasonable enquiries have failed to establish any new address of the holder or appropriate details for effecting payment by other means). National Grid must resume payment by that means if the shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will, unless the board otherwise resolves, be forfeited and revert to National Grid.

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by the Statutes, divide among the shareholders the whole or any part of the assets of National Grid (whether the assets are of the same kind or not) and may for such purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Unless the board determines otherwise, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of National Grid or in any class of such shares will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Companies Act and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice.

5.2.4 Variation of rights

Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the National Grid Articles relating to general meetings will, mutatis mutandis, apply to any such separate meeting except that: (i) the necessary quorum will be two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, will be any such holder who is present in person or by proxy whatever the number of shares held by him; (ii) any holder of shares of that class present in person or by proxy may demand a poll; and (iii) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

5.2.5 Transfer of shares

A shareholder may transfer all or any of his shares in certificated form by an instrument of transfer in any usual form or in any other form which the board may approve. A transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Transfers of uncertificated shares must be carried out using a relevant system as defined in the CREST Regulations. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of shareholders in respect of it.

The board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

The board may also refuse to register the transfer of a share: (i) in the case of a certificated share if it is not lodged, duly stamped (if necessary), at the registered office of National Grid or at such other place as the board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (ii) if it is not in respect of one class of share only; (iii) if it is in favour of more than four transferees jointly; and (iv) if it is in favour of a minor, bankrupt or person of mental ill health. In addition, the board may refuse to register a transfer of an uncertificated share in the circumstances stated in the CREST Regulations.

If the board refuses to register a transfer it will, within two months after the date on which the transfer was lodged in the case of a certificated share, or a transfer instruction was received in the case of an uncertificated share, send to the transferee a notice of refusal. The registration of transfers may be suspended by closing the register of shareholders at such times and for such period (not exceeding 30 days in any calendar year) as the board may determine, but while National Grid is a participating issuer within the meaning of the CREST Regulations the register of shareholders will not be closed without the consent of the operator of the relevant system.

No fee will be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Unless the board otherwise determines, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of National Grid or in any class of such shares who has failed to comply with a notice served under section 212 of the Companies Act will be entitled to transfer any of those shares other than by accepting a take-over offer, a sale of shares on a recognised investment exchange or an investment exchange on which shares in National Grid are normally traded, or a sale of a shareholder's entire beneficial interest to a person who has no interest in those shares at the time the notice under section 212 of the Companies Act was served and who is not an associate of a person who had such an interest and who is not acting in concert with a person who had such an interest.

The board must also decline to register a transfer which is made in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.6 Alteration of capital

National Grid may by ordinary resolution increase, consolidate and divide and sub-divide its share capital. Subject to the Statutes, National Grid may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to the Statutes and to any rights conferred on the holder of any class of shares, National Grid may purchase all or any of its shares of any class (including any redeemable shares).

5.2.7 General limitations on shareholdings

The National Grid Articles contain provisions the purpose of which is to limit interests in voting shares. These provisions are described briefly below.

(a) If any person (other than a person not subject to the restriction described in this section 5.2.7) has, or appears to the board to have, an interest (as defined in the National Grid Articles) in shares which carry 15 per cent. or more of the total votes attaching to the relevant share capital (as defined in section 198(2) of the Companies Act) of National Grid and capable of being cast on a poll or is deemed to have such an interest, the board shall give notice to all persons who appear to the board to have interests in the shares concerned and, if different, to the registered holders of those shares requiring the interest concerned to be reduced to less than 15 per cent. by disposal of shares within 21 days of the notice (or such longer period as the board considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15 per cent. or until the notice has been withdrawn.

(b) If such a notice is given and is not complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make such a disposal on such terms as it may determine. The proceeds of such disposal shall be received by National Grid and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(c) A registered holder to whom such a notice has been given is not entitled, until the notice has been complied with to the satisfaction of the board or withdrawn, in respect of any of his shares to which the interest concerned relates, to attend or vote at any general meeting of National Grid or meeting of the holders of voting shares or of any class thereof or to exercise any other right conferred by membership in relation to such meeting, and those rights will vest in the chairman of any such meeting, who may exercise them or refrain from doing so at his discretion.

(d) Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or the chairman of any meeting under or pursuant to the relevant Article shall be final and conclusive; and any disposal or transfer made by or on behalf of or on the authority of the board or any director pursuant to the relevant Article shall be conclusive and binding on all persons concerned and shall not be open to challenge. The board is not required to give any reasons for any decision, determination or declaration taken or made in accordance with the relevant Article.

There are limited exceptions to these restrictions relating principally to holdings of a trustee or fiduciary nature and market clearing arrangements.

5.2.8 Shareholding restrictions on persons who are bound by the Balancing and Settlement Code or licence holders

The National Grid Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act or, in either case, any affiliate thereof ("Restricted

Persons") from having an interest in shares which carry 1 per cent. or more of the total votes attaching to the relevant share capital of National Grid and capable of being cast on a poll.

The board has the same rights as those set out in section 5.2.7 above to require the disposal or to dispose of sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

5.2.9 Obligations relating to the transmission licence holder

National Grid shall procure that, without the consent in writing of the Special Shareholder:

(a) the transmission licence shall not be held by any person which is not a wholly-owned subsidiary of National Grid;

(b) National Grid and its wholly-owned subsidiaries shall not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence at 11 December 1995) save where such cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(c) neither National Grid nor any affiliate of National Grid is permitted to carry on in the UK any activity which requires a generation or supply licence or which is exempted from such requirement under or by virtue of the Electricity Act, save where such activity is expressly permitted under the terms of the transmission licence and that neither National Grid nor any affiliate of National Grid is permitted to engage outside the UK in the generation of electricity to be imported into the UK;

(d) no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act or, in either case, any affiliate thereof which is neither National Grid nor any other wholly-owned subsidiary of National Grid, is permitted to be a director of National Grid or the transmission licence holder; and

(e) the transmission licence holder is not permitted to carry on activities other than:

   (i) those required or contemplated on the part of the transmission licence holder (in its capacity as the holder of a transmission licence) by the transmission licence or the Electricity Act or connected therewith or consequential thereto; or

   (ii) those carried on by National Grid Company at or prior to 11 December 1995

   provided that (but subject to paragraph (c)) the restrictions set out in this paragraph (e) do not prevent the acquisition of any share capital by the transmission licence holder in any company.

5.2.10 Directors

(a) Appointment of directors

Directors may be appointed by National Grid by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting.

Unless otherwise determined by ordinary resolution of National Grid, the number of directors (disregarding alternate directors) will not be less than two. The directors are not required to hold any qualification shares in National Grid.

There are also restrictions on persons being appointed directors as referred to in section 5.2.9 above.

(b) Age of directors

No person will be disqualified from being appointed a director, and no director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor will it be necessary by reason of his age to give special notice of any resolution.

(c) Remuneration of directors

Each of the non-executive directors will be paid a fee for his services at such rate as may from time to time be determined by the board or by a committee authorised by the board provided that the aggregate of such fees (excluding any amounts payable under any other provision of the National Grid Articles) will not exceed

£500,000 per annum or such higher amount as National Grid, by ordinary resolution, may determine from time to time. Directors' fees are deemed to accrue from day to day.

(d) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise all the powers of National Grid to provide benefits, whether by payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any director or former director who holds or has held but no longer holds any executive office, other office, place of profit or employment with National Grid or a member or former member of the group or a predecessor in business of National Grid or of any member or former member of the group and for any member of his family or other dependents and may establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons. No director or former director will be accountable for any benefit so provided and the receipt of any such benefit will not disqualify him from being or becoming a director.

(e) Permitted interests of directors

Subject to the Statutes and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with National Grid in any manner nor is any contract in which he is interested liable to be avoided and any director who is so interested is not liable to account to National Grid or the shareholders for any benefit realised by the contract by reason of the director holding that office.

(f) Restrictions on voting

Except as mentioned below, a director will not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of or otherwise in or through National Grid) or duty which (together with any interest of a person connected with him, as described in the National Grid Articles) is material and if he does so vote his vote will not be counted.

A director will be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, National Grid or any of its subsidiary undertakings;

(ii) the giving by National Grid of any guarantee, security or indemnity to a third party in respect of a debt or obligation of National Grid or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of National Grid or any of its subsidiary undertakings as a holder of securities or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures or other securities by National Grid or any of its subsidiary undertakings for subscription, purchase or exchange;

(iv) any contract concerning any company, not being a company in which the director owns 1 per cent. or more (as defined in the National Grid Articles), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

(v) any arrangement for the benefit of employees of National Grid or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the arrangement relates; and

(vi) any contract concerning any insurance which National Grid is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

A director shall not vote or be counted in the quorum in relation to any resolution of the board concerning his own appointment as the holder of any office or place of profit with National Grid or any company in which National Grid is interested, including settling or varying the terms, or the termination, of his appointment.

5.2.11 Borrowing and other powers

Subject to the Statutes, to the memorandum of association and the National Grid Articles and to any directions given by National Grid in general meeting by special resolution, the business of National Grid will be managed by the board, which may exercise all the powers of National Grid. In particular, the board may exercise all the powers of National Grid to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of National Grid and, subject to the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of National Grid or of any third party. The board will restrict the borrowings of National Grid and exercise all voting and other rights or powers of control exercisable by National Grid in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only insofar as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) will not at any time without the previous sanction of an ordinary resolution of National Grid exceed an amount equal to four times the adjusted capital and reserves (as defined in the National Grid Articles).

5.2.12 Untraced shareholders

Subject to the CREST Regulations, where, for a period of at least 12 years, National Grid has paid at least three dividends to shareholders but has been unable to effect payment on particular shares in accordance with the National Grid Articles and the unpaid dividends have not been claimed, National Grid may sell those shares at the best price reasonably obtainable. It must, however, give notice of its intention by two advertisements and may only proceed to sell the shares if, so far as the board is aware, National Grid has not during the 12-year period or the three months after the later of the advertisements and before exercising the power of sale received any communication from the shareholder (or any person entitled by transmission). On the sale, National Grid will become indebted to the former holder (or person entitled by transmission) for an amount equal to the net proceeds of sale.

5.2.13 Shareholders resident abroad

Any shareholder with a registered address outside the UK who has given National Grid an address within the UK (including, at the board's discretion, an electronic address) at which notices, documents or other communications may be served on or delivered to him is entitled to receive notices, documents or other communications at that address, but not otherwise. The board may, at its discretion, refuse to send communications to an electronic address if it believes that its refusal is necessary or expedient for any reason.

5.3 Principal differences between the National Grid Articles and the National Grid Transco Articles

The principal differences between the National Grid Articles and the National Grid Transco Articles are explained below. A copy of the National Grid Transco Articles and of the National Grid Articles will be available for inspection as referred to in section 24 below. A copy of the National Grid Transco Articles will also be available during, and for at least 15 minutes prior to, the National Grid EGM.

It is proposed that the provisions relating to the National Grid Special Share will be amended to incorporate certain of the provisions which are currently in the Lattice Articles and which relate to the Lattice Special Share. Accordingly, in addition to the matters referred to in section 5.2.1 above, each of the following matters will be effective only with the consent in writing of the Special Shareholder:

(a) any amendment or removal of those rights which are intended to ensure that Transco remains at least 85 per cent. owned and controlled by its ultimate holding company and which are contained in article 10 of the articles of association of Transco or similar rights in the articles of association of a Relevant Subsidiary (as defined below);

(b) any agreement by National Grid Transco or a Relevant Subsidiary to the creation or issue of voting shares in Transco or a Relevant Subsidiary other than an issue following which National Grid Transco will own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(c) any agreement by National Grid Transco or a Relevant Subsidiary to the disposal of shares or voting interests in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco;

(d) any agreement by National Grid Transco or a Relevant Subsidiary to amend or vary the rights attaching to any shares in Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(e) any act or omission by National Grid Transco or its directors or by a Relevant Subsidiary or its directors which results in National Grid Transco ceasing to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at meetings of Transco.

National Grid Transco may, notwithstanding other restrictions, effect a Qualifying Reorganisation (as defined below) under which the Special Shareholder receives a special share in the ultimate holding company of Transco. In addition, National Grid Transco or a Relevant Subsidiary may dispose of shares in Transco or its holding company so that 85 per cent. or less of the shares in Transco are held directly or indirectly by National Grid Transco where Transco is, or the disposal is to a company which is, listed on a recognised stock exchange and the Special Shareholder receives a special share with rights which are the same in all material respects as those attaching to the National Grid Transco Special Share and restrict the interests of any person to less than 15 per cent. and ensuring that at least 85 per cent. of the voting rights of Transco at general meetings is owned by the listed company.

The articles of association of Transco and each Relevant Subsidiary grant special rights to National Grid Transco whose consent will be required for:

(a) the amendment or removal of National Grid Transco's special rights in those articles of association;

(b) the creation or issue of voting shares in Transco or the Relevant Subsidiary as the case may be following which National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the voting rights at general meetings of Transco; and

(c) the variation of any of the rights attached to shares in Transco held by National Grid Transco or a Relevant Subsidiary such that National Grid Transco will cease to own and control, directly or indirectly, shares in Transco carrying at least 85 per cent. of the votes at general meetings of Transco.

The following definition is included in the National Grid Transco Articles and the articles of association of each Relevant Subsidiary:

"Relevant Subsidiary" means any company which is a subsidiary of National Grid Transco and both (i) is a holding company of Transco; and (ii) contains in its articles of association a provision equivalent to article 10 in the articles of association of Transco Holdings plc.

The following definition is included in the National Grid Transco Articles:

"Qualifying Reorganisation" means any reorganisation, reconstruction or arrangement of National Grid Transco or the Group, including without prejudice to the generality thereof, the super-imposition of a new holding company above National Grid Transco or the transferring of part of the Group in whatever form to shareholders of National Grid Transco including, without prejudice to the generality thereof, a demerger, capital reduction or other return of capital, dividend or distribution, so that, in each case, immediately after such reorganisation, reconstruction or arrangement the ultimate ownership of the company or companies then owning National Grid Transco or the Group shall be substantially the same (except to the extent that such ownership cannot be substantially the same because by reason of the law of a country or territory outside the United Kingdom such ownership or an offer of shares in the transaction is precluded or is precluded except after compliance by National Grid Transco or any of the issuers with conditions with which National Grid Transco or any of such issuers is unable to comply or which it regards as unduly onerous) as the ultimate ownership of National Grid Transco immediately before such transaction.

In addition, the National Grid Transco Articles include an increased limit on fees payable to non-executive directors of an aggregate maximum amount not exceeding £1,000,000.

6. Directors

6.1 National Grid Directors

The National Grid Directors and their respective functions are:

Name	Function
James Hood Ross	Chairman (Non-executive)
Roger John Urwin	Group Chief Executive
Stephen John Box*	Group Finance Director
Edward Morrison Astle	Group Director, Telecommunications
William Edward Davis*	Group Director and Chairman, National Grid USA
Steven John Holliday	Group Director, UK and Europe
Richard Paul Sergel	Group Director, North America
Robert Frederick William Faircloth*	Non-executive Director
John Albert Martin Grant	Non-executive Director
Bonnie Guiton Hill	Non-executive Director
Paul Lewis Joskow	Non-executive Director
Richard Gurdon Reynolds*	Non-executive Director

* With effect from completion of the Merger, those National Grid Directors marked with an asterisk will retire from the Board of National Grid.

The business address of each of the National Grid Directors is 15 Marylebone Road, London NW1 5JD, with the exception of Richard Sergel, Bonnie Hill and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582, USA and William Davis, whose business address is 300 Erie Boulevard West, Syracuse, NY 13202, USA.

6.2 Brief details of National Grid Directors' backgrounds are set out below:

James Ross, Chairman, 63

Appointed as a director of National Grid on 1 March 1999, he became Chairman in July 1999. He was chairman of Littlewoods plc from 1996 to April 2002 and chief executive of Cable and Wireless plc from 1992 to 1995. Prior to this, he was a managing director of the British Petroleum Company plc and chairman and chief executive officer of BP America. He is a non-executive director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric, based in France.

Roger Urwin, Group Chief Executive, 56

Appointed as a director of National Grid and of National Grid Company in 1995, Roger Urwin later became Chief Executive of National Grid Company and was then appointed Group Chief Executive in April 2001. Prior to this, he was chief executive of London Electricity plc, director of engineering for Midlands Electricity Board and also held a number of appointments within the Central Electricity Generating Board. He is a non-executive director of The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering.

Stephen Box, Group Finance Director, 51

Appointed as a director of National Grid and of National Grid Company in August 1997. He was formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel.

Edward Astle, Group Director, Telecommunications, 48

Appointed as a director of National Grid in September 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to this he spent eight years with Cable & Wireless, the last two on the main board, responsible for their international businesses. He is non-executive chairman of 3G Lab Limited and a non-executive director of Energis and Intec Telecom Systems plc.

William Davis, Group Director and Chairman, National Grid USA, 60

Appointed as a director of National Grid and Chairman of National Grid USA in 2002. Prior to this, he was chairman and chief executive of Niagara Mohawk from 1999 until its acquisition by the National

Grid Group. William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an executive deputy commissioner with the New York State Energy Office. He is also a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York, Utilities Mutual Insurance, Inc., and Syracuse University.

Steven Holliday, Group Director, UK and Europe, 45

Appointed as a director of National Grid and Chief Executive of National Grid Company in March 2001. Steven Holliday was formerly an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas.

Rick Sergel, Group Director, North America, 52

Appointed as a director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a director of National Grid USA. Prior to this he was president and chief executive officer of NEES from February 1998 until its acquisition by National Grid Group. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation.

Bob Faircloth, Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees, 65

Appointed as a director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies.

John Grant, Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees, 56

Appointed as a director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also a non-executive chairman of Cordex Plc and non-executive director of Torotrak plc and Corac Group Plc.

Bonnie Hill, Non-executive Director, 60

Appointed as a director of National Grid in 2002. Prior to this, she was a non-executive director of Niagara Mohawk from 1991 until its acquisition by National Grid Group. Bonnie Hill is chair of the Committee of Corporate Public Policy and Environmental Affairs and a member of both the Executive and Compensation and Succession Committees. Prior to July 2001, she was president and chief executive officer of The Times Mirror Foundation and was also senior vice president of the Los Angeles Times newspaper. Bonnie Hill is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She is president of B. Hill Enterprises, LLC, a consulting firm, and the chief operating officer of Icon Blue, a brand marketing company.

Paul Joskow, Non-executive Director and a member of the Audit Committee, 54

Appointed as director of National Grid in 2000, Paul Joskow was a director of NEES from 1987 until its acquisition by National Grid Group. He is a Professor of Economics and Management at the Massachusetts Institute of Technology ("MIT"), director of the MIT Center for Energy and Environmental Policy Research, a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. He is also a Trustee of the Putman Mutual Funds and a director of the Whitehead Institute of Biomedical Research.

Richard Reynolds, Non-executive Director and a member of the Audit and Remuneration Committees, 63

Appointed as a director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995, responsible for their telecommunications interests. He is currently chairman of Wavionix Software Limited and is also a non-executive director of G.B. Group plc.

6.3 Details of those companies and partnerships outside National Grid Group of which the National Grid Directors are or have been directors or partners at any time in the previous five years, are as follows:

Name	Directorships or partnerships
James Ross	Datacard Group, Liverpool Vision Partnership, The McGraw-Hill Companies, Inc., North West Business Leadership Team Limited*, Schneider Electric S.A., The Classical Opera Company*, The Littlewoods Organisation Public Limited Company*, Liverpool Biennial Contemporary Art Limited*
Roger Urwin	Energis plc*, The Special Utilities Investment Trust plc, TotalFinaElf Exploration UK plc
Stephen Box	Coopers & Lybrand*, Electricity Pensions Limited*, Electricity Pensions Trustee Limited*, Energis plc, Michael Page International PLC
Edward Astle	3G Lab Limited, BICC Group plc (now named Balfour Beatty plc)*, Cambridge 3G Limited, Dataflex Holdings plc*, Fine Wires Limited*, Intec Telecom Systems plc, ilotron Limited, Motiv Systems Limited*, Energis plc
William Davis	Utilities Mutual Insurance, Inc., The Business Council of New York State, Inc.
Steven Holliday	Sakhalin Petroleum Plc*, AGIP (BB) Limited*, AGIP (BBI) Limited*, AGIP (UKCS) Limited*, AGIP Australia 91-13 Limited*, AGIP Birch Limited*, AGIP Elgin/Franklin Limited*, AGIP (BBH) Limited*, AGIP (BBOH) Limited*, AGIP North Sea Limited*, AGIP Australia Limited*, AGIP Exploration and Production Limited*, AGIP Oil and Gas Limited*, AGIP North Sea Limited*, AGIP Forties Limited*, British Borneo Oil Limited*, British-Borneo Expro Limited*, Brupex Holdings Limited*, Brupex Limited*, Hireswitch Limited*, Electricity Association Limited
Rick Sergel	State Street Corporation
Bob Faircloth	BTR plc*
John Grant	Corac Group Plc, Cordex Plc, Torotrak plc, Hasgo Group Limited, Peter Stubs Limited, Ascot Plc*, Adengate Limited*, Lynshield Limited*
Bonnie Hill	The Times Mirror Foundation*, The Los Angeles Times newspaper*, AK Steel Corporation, Hershey Foods Corporation, The Home Depot, Inc., B. Hill Enterprises LLC, Icon Blue
Paul Joskow	Putnam Mutual Funds, State Farm Indemnity Company*, Whitehead Institute of Biomedical Research
Richard Reynolds	Photobition Group plc*, Prospect Industries plc*, G.B. Group plc, Warwick Arts Society Limited, Warwick Castle Park Trust Limited, Wavionix Software Limited

Note: * indicates that the directorship or partnership is no longer current.

6.4 Lattice Directors

The Lattice Directors and their respective functions are:

Name	Function
Sir John Parker	Chairman (Non-executive) and Acting Chief Executive
Steve Lucas	Executive Director, Finance
Colin Matthews	Executive Director
Nick Woollacott	Executive Director
John Wybrew	Executive Director
Sir David Davies CBE	Non-executive Director
Christopher Hampson CBE	Non-executive Director
Kenneth Harvey	Non-executive Director
Stephen Pettit	Non-executive Director
George Rose	Non-executive Director
Baroness Diana Warwick	Non-executive Director

The business address of each of the Lattice Directors is 130 Jermyn Street, London SW1Y 4UR.

6.5 National Grid Transco Directors

The National Grid Transco Directors with effect from completion of the Merger and their respective functions will be:

Name	Function
Sir John Parker*	Chairman (Non-executive)
James Ross	Deputy Chairman (Non-executive)
Roger Urwin	Group Chief Executive
Steve Lucas*	Group Finance Director
Edward Astle	Group Executive Director
Steven Holliday	Group Executive Director
Colin Matthews*	Group Executive Director
Rick Sergel	Group Executive Director
John Wybrew*	Group Executive Director
John Grant	Non-executive Director
Kenneth Harvey*	Non-executive Director
Bonnie Hill	Non-executive Director
Paul Joskow	Non-executive Director
Stephen Pettit*	Non-executive Director
George Rose*	Non-executive Director

* New National Grid Transco Directors

Bob Faircloth has announced his intention to retire from the Board following the National Grid board meeting to be held in September 2002 irrespective of whether the Merger has completed by that date. Stephen Box will take early retirement on the grounds of ill health from the Board upon completion of the Merger. William Davis and Richard Reynolds will also step down from the Board upon completion of the Merger, although William Davis will continue with his other roles within National Grid Group, including as Chairman of National Grid USA.

6.6 Brief details of New National Grid Transco Directors' backgrounds are set out below:

Sir John Parker FREng, Chairman and Non-executive Director, 60

Appointed to the Lattice Board in September 2000. He is also a non-executive director of P&O Princess Cruises Plc and Brambles Industries plc and non-executive chairman of RMC Group plc and Firth Rixson plc and resigned as a non-executive director of GKN plc on 16 May 2002. He is a member of the General Committee of Lloyds Register of Shipping and vice president of the Engineering Employers Federation. He was formerly group chairman and chief executive of Babcock International Group PLC. As Chairman

of Lattice he has overall responsibility for management of the Lattice Board and the oversight of Lattice Group strategy. He is also Chairman of the Nominations and Finance committees. Following Phil Nolan's departure at the end of 2001, he also temporarily assumed the responsibilities of Chief Executive.

Steve Lucas, Executive Director, Finance, 48

Appointed to the Lattice Board, as Executive Director, Finance, in September 2000. A chartered accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas in 1994, he was appointed treasurer of BG Group on 1 December 1998. As Executive Director, Finance, he has responsibility for all financial matters, including treasury, insurance and taxation.

Colin Matthews, Executive Director, 46

Appointed to the Lattice Board, as an Executive Director, in November 2001. He is also Group Managing Director, Transco. Prior to his appointment he had been director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a chartered engineer and has leading management experience in running a complex, continuous operation to the highest standards of safety and reliability.

John Wybrew, Executive Director, 60

Appointed to the Lattice Board, as an Executive Director, in September 2000, having joined BG Group in April 1996. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was corporate affairs director for Shell UK Limited before joining BG Group. As Executive Director his responsibilities include corporate affairs, human resources and health, safety, security and environment.

Kenneth Harvey, Non-executive Director, 61

Appointed to the Lattice Board in September 2000. He is currently chairman of Pennon Group plc (which includes South West Water). A chartered engineer, he is a former chairman of Norweb plc and a former chairman of Comax Holdings Limited. He is also non-executive chairman of The Intercare Group plc and non-executive chairman of Beaufort Group plc. He is Chairman of the Remuneration committee of the Lattice Board.

Stephen Pettit, Non-executive Director, 51

Appointed to the Lattice Board in November 2001. He is a former executive director of Cable and Wireless plc. Before joining Cable and Wireless, he was chief executive, Petrochemicals at British Petroleum. He is chairman of Damovo, the privately owned network integration company. He is also non-executive director of National Air Traffic Services, KBC Advanced Technologies plc and Norwood systems. He was also, until December 2001, a member of the E-commerce Advisory Board of the UK Enterprise division of Zurich Financial Services.

George Rose, Non-executive Director, 50

Appointed to the Lattice Board in September 2000. He was appointed finance director of BAe Systems plc, the former British Aerospace plc, in April 1998, having joined the company in 1992. He is also currently a non-executive director of SAAB AB, a member of the Financial Reporting Review Panel and a former non-executive director of Orange plc. He is Chairman of the Audit committee of the Lattice Board.

6.7 Save as disclosed in section 6.8 below, none of the National Grid Directors has:

6.7.1 any unspent convictions in relation to indictable offences;

6.7.2 at any time been adjudged bankrupt;

6.7.3 at any time been a party to a deed of arrangement or form of voluntary arrangement (as defined in Part VII of the Insolvency Act 1986);

6.7.4 been a director of a company which has been placed in receivership, compulsory liquidation, creditors voluntary liquidation, administration, been subject to a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director with an executive function of that company or within the twelve months preceding such events;

6.7.5 been a partner in any partnership which has been placed in compulsory liquidation, administration or been subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the twelve months preceding such events;

6.7.6 has any asset which has been placed in receivership or been a partner in any partnership from which assets have been placed in receivership whilst as a partner of such partnership or within the twelve months preceding such events;

6.7.7 been publicly criticised by any statutory or regulatory authority (including designated professional bodies); or

6.7.8 been disqualified by a Court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.8

6.8.1 Edward Astle was a director of Motiv Systems Limited from 30 September 1997 to 15 July 1998. The company went into voluntary liquidation on 17 August 1998 and was dissolved on 6 May 2001. The liquidator's statement of account filed at Companies House reported an initial deficit of £416,312.14, including a secured creditor of £43,031.25. After payment to the secured creditor, and a 1p in the pound payment on £133,233.98 due to preferential creditors, no payment was made to unsecured creditors.

6.8.2 Edward Astle has been a director of ilotron Limited since 30 March 2000. The company is subject to an administration order dated 1 June 2001, as petitioned by its directors. The administration of the company is ongoing with any shortfall to creditors to be determined.

6.8.3 On 31 October 2001 Richard Reynolds ceased to be a non-executive director of Photobition Group plc which announced on that date, that it had ceased trading and asked its lenders to appoint an administrative receiver. As at 13 June 2002 (being the latest practicable date prior to the publication of this document), nine of the group's subsidiaries were in company voluntary arrangements and another five were in administration. Service Graphics Limited, a company set up to allow the business of the UK Photobition Graphics division to continue to trade, had purchased 14 group companies from the receiver. As at 13 June 2002 (being the latest practicable date prior to the publication of this document), Richard Reynolds is not aware of whether there will be any shortfall to creditors.

6.9 Details of the National Grid Directors' and the New National Grid Transco Directors' service contracts are set out below. New contracts of employment or new letters of appointment, as appropriate, have been entered into with the New National Grid Transco Directors which will become effective upon completion of the Merger.

6.9.1 On 17 November 1995, Roger Urwin entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he was employed as Managing Director, Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of £600,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of National Grid or as a result of redundancy, and the termination is with the consent of National Grid, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 12 months' written notice.

6.9.2 On 16 July 1997, Stephen Box entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of £350,000 (which is reviewed annually on 1 April) and has an annual bonus

opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through discretionary share incentive plans. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 12 months' written notice.

6.9.3 On 27 July 2001, Edward Astle entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from September 2001. Edward Astle currently receives a base salary of £325,000 (which is reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors' performance-related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of £100,000 on completing a telecommunications strategic review which is approved by the Board together with the accompanying business plan. On 23 May 2002, the Remuneration Committee of National Grid approved a payment of £50,000 to Edward Astle following the approval by the Board of the telecommunications strategic review. Subject to the approval of the associated business plan by the Board it is expected that the Remuneration Committee will approve payment of the balance. Following its payment, the provision of a further special bonus arrangement will be considered. Long-term incentives are provided through discretionary share incentive plans. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice.

6.9.4 On 7 December 2001, William Davis entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as Chairman of National Grid USA and as an Executive Director of National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months' written notice. His base salary as Chairman of National Grid USA is $853,000 (which is reviewed annually on 1 January) and he has an annual bonus opportunity under National Grid USA's annual bonus arrangements. Long-term incentives may be provided through discretionary share incentive plans. He participates in National Grid USA's Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programmes and also in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefit plans and programmes shall continue to be effective for certain time periods following termination of William Davis' employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

6.9.5 On 6 March 2001, Steven Holliday entered into a service agreement jointly with National Grid and National Grid Company pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of £325,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are

death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. National Grid and National Grid Company (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, National Grid and National Grid Company have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

Pension arrangements for UK based directors provide for them to retire at age 60, although they may, at National Grid and National Grid Company's request, remain as directors until the normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday's service agreement is terminable by him on 12 months' written notice and by National Grid and National Grid Company on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of its entitlement to notice.

6.9.6 On 22 March 2000, Rick Sergel entered into a service agreement jointly with National Grid and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. His base salary as President and Chief Executive Officer of National Grid USA is currently $820,000 (which is reviewed annually on 1 April) and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through discretionary share incentive plans. He participates in National Grid USA's Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

Subject to mutual agreement to the contrary, Rick Sergel's service agreement is for an initial fixed term until March 2003, subject to a one year notice period by National Grid after March 2002, although the service agreement is terminable by him on six months' written notice at any time.

In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel of up to two years' salary and bonus and continue to provide the welfare plans, retirement, incentive and fringe benefit plans for that period. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

6.9.7 A non-pensionable annual cash bonus of up to a maximum of 60 per cent. of base salary can be paid to Roger Urwin, Stephen Box, Edward Astle and Steven Holliday for the achievement of demanding financial, personal and quality of service targets. Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent. of salary. Rick Sergel also participates in the National Grid USA Goals Programme, an all-employee bonus plan that can pay up to 4.5 per cent. of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's and William Davis' cash bonuses are pensionable. Roger Urwin, Stephen Box, Edward Astle and Steven Holliday are members of the National Grid section of the Electricity Supply Pension Scheme (the "ESPS"), to which they currently contribute 3 per cent. of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent. of salary but all employees currently benefit from a reduction in contributions. The ESPS' main features in respect of the National Grid Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although National Grid Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds National Grid Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increase by inflation of up to 5 per cent. per annum and, for National Grid Directors affected by the "earnings cap", National Grid may provide benefits on salary above the cap on a partially funded basis. Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel's benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis' benefit is under a cash balance arrangement that credits employer contributions during each year of employment in

an amount based upon service time and compensation. In addition, cash balances receive annual earnings credit. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plan also provides for a spouse's pension, the value of which is based upon the participant's benefit at death. Benefits under these arrangements do not increase after commencement upon retirement. Details of the National Grid Directors' emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to National Grid Group in Part IV of this document.

6.9.8 On 13 June 2002, Steve Lucas entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Steve Lucas will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Steve Lucas will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Steve Lucas will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. Steve Lucas' service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Steve Lucas is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Steve Lucas will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

6.9.9 On 13 June 2002, Colin Matthews entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £315,000 per annum (which is to be reviewed annually on 1 April). Colin Matthews will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. Colin Matthews will be provided with a car and will have an annual bonus opportunity of up to 60 per cent. of base salary. Long-term incentives will be provided through discretionary share incentive plans. Colin Matthews will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. Colin Matthews' service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement also contains a provision that, if the employment of Colin Matthews is terminated (without cause) within the 12 months following a change of control of National Grid Transco, Colin Matthews will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

6.9.10 On 13 June 2002, John Wybrew entered into a service agreement jointly with National Grid and National Grid Company which is conditional upon and will become effective on completion of the Merger. His base salary will be £360,500 per annum (which is to be reviewed annually on 1 April). John Wybrew will continue to be an active member of the Lattice Group Pension Scheme and the Lattice Group Supplementary Benefits Scheme, an unapproved supplementary pension scheme. Participation in the Lattice Group Pension Scheme is capped by Inland Revenue limits. Participation in the Lattice Group Supplementary Benefits Scheme increases his retirement benefits (including contingent death benefits) to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had he not been subject to the earnings cap. John Wybrew will be provided with a car and will have an annual

bonus opportunity of up to 60 per cent. of base salary. Long term incentives will be provided through discretionary share incentive plans. John Wybrew will continue to enjoy Lattice's personal accident insurance, private medical insurance and financial counselling schemes. John Wybrew's service agreement will be terminable by him on 12 months' notice and by National Grid and National Grid Company on 12 months' notice. National Grid may, on serving or receiving notice to terminate the service agreement and in its absolute discretion, pay base salary in lieu of his entitlement to notice. The service agreement contains a provision that, if the employment of John Wybrew is terminated (without cause) within the 12 months following a change of control of National Grid Transco, John Wybrew will be entitled to one year's salary (less applicable taxes), and to be credited with one year's additional pensionable service as liquidated damages.

6.9.11 All of the executive directors of Lattice are subject to the Inland Revenue earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme. Lattice has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits. The provisions for all of the executive directors of Lattice are designed to give a pension equivalent of two-thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. With employer's consent, provided 10 years' service has been completed with Lattice Group (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pension payments are increased in line with inflation. A dependant's pension is payable on the death of an executive director of Lattice, equal to two-thirds of that payable to the executive director based on potential service to retirement age. On death in retirement a dependant's pension is payable equal to two-thirds of the executive director's pension, prior to exchanging any of it for a cash lump sum. Flat rate children's benefits may be payable in addition to the dependant's pension on death in service or death in retirement. Details of the Lattice Directors' emoluments for the year ended 31 March 2002 are set out in note 5 of the financial information relating to Lattice Group in Part V of this document.

6.10 On 13 June 2002, Sir John Parker entered into a service agreement with National Grid which will become effective on completion of the Merger. His fee will be £225,000 per annum (which is to be reviewed annually in April). Sir John Parker will be provided with a car, fuel expenses and driver, at the discretion of National Grid. He will continue to enjoy Lattice's personal accident insurance and private medical insurance. Sir John Parker's service agreement will be terminable by him on 12 months' notice and by National Grid on 12 months' notice. The service agreement also contains a provision that, if it is terminated (without cause) within the 12 months following a change of control of National Grid Transco, without an equivalent position being offered, Sir John Parker will be entitled to one year's fee (less applicable taxes), as liquidated damages.

6.11 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the National Grid Directors for the year ended 31 March 2002 amounted to £6,306,717. The remuneration policy of National Grid Transco will be reviewed by the remuneration committee of National Grid Transco following completion of the Merger, in the light of the responsibilities to be undertaken by the directors of National Grid Transco within the Merged Group. Subject to this, it is estimated for the year ending 31 March 2003, the directors of National Grid Transco will be paid a total of approximately £6.2 million by the Merged Group.

6.12 There is no arrangement under which a National Grid Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.1 The interests, all of which are beneficial, of the National Grid Directors in National Grid Shares as at 12 June 2002 (being the latest practicable date prior to the publication of this document), which in aggregate represent approximately 0.01 per cent. of the issued ordinary share capital of National Grid, are set out in the table below. The figures are based upon the interests in National Grid Shares which have been notified by each National Grid Director to National Grid pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Director which would, if the connected person were a National Grid Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant National Grid Director:

Name	Interests in National Grid Shares
James Ross	19,000
Roger Urwin	147,920
Stephen Box	18,459
Edward Astle	—
William Davis	11,520
Steven Holliday	—
Rick Sergel	2,937
Bob Faircloth	—
John Grant	10,000
Bonnie Hill	2,930
Paul Joskow	5,000
Richard Reynolds	10,000

Note: None of the National Grid Directors currently has any interest in Lattice Shares.

7.2 On the basis of the assumptions set out in section 4.2 of this Part IX, the interests, all of which are beneficial unless otherwise stated, of the National Grid Transco Directors in National Grid Transco Shares immediately following completion of the Merger are set out in the table below. The figures are based upon the interests in shares which have been notified pursuant to section 324 or section 328 of the Companies Act as at 12 June 2002 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a National Grid Transco Director which would, if the connected person were a National Grid Transco Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director:

	Interests in National Grid Transco Shares immediately after completion of the Merger		
Name	**National Grid Transco Shares held other than in the Lattice Group Long Term Incentive Scheme**	**National Grid Transco Shares acquired through the Lattice Group Long Term Incentive Scheme, and held subject to a retention period[(c)]**	**National Grid Transco Shares held in the Lattice Group Long Term Incentive Scheme[(d)]**
Sir John Parker	4,591	—	—
James Ross	19,000	—	—
Roger Urwin	147,920	—	—
Steve Lucas[(e)]	23,471	31,237	176,491
Edward Astle	—	—	—
Steven Holliday	—	—	—
Colin Matthews[(a)(e)]	—	—	96,589
Rick Sergel	2,937	—	—
John Wybrew[(e)]	64,945	114,380	208,284
John Grant	10,000	—	—
Kenneth Harvey[(b)]	1,838	—	—
Bonnie Hill	2,930	—	—
Paul Joskow	5,000	—	—
Stephen Pettit	1,875	—	—
George Rose	5,025	—	—

(a) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews to Lattice in recognition of the fact that options had lapsed and other benefits had been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, i.e. on the second anniversary of his appointment as a director of Lattice. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by Lattice in order to recover the PAYE and any national insurance liability) will be transferred to him. As at 12 June 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidations of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. Colin Matthews has agreed that his allocation will continue after the Merger on revised terms as described in section 11 below. Based on the 65,204 Lattice Shares currently subject to this allocation, immediately after completion of the Merger, the allocation will be over 24,451 National Grid Transco Shares.

(b) Kenneth Harvey is interested in 2,099 Lattice Shares, which will be exchanged for 787 New National Grid Transco Shares, as well as being interested in 1,051 National Grid Shares.

(c) The shares shown in this column will be acquired under the Lattice Group Long Term Incentive Scheme, having been awarded in 1999 and assuming vesting in full at the earlier of the end of the three year performance period and the time of the Merger. They will be subject to a further retention period, however, and may not be released until 1 October 2003.

(d) The shares shown in this column will be the subject of awards under the Lattice Group Long Term Incentive Scheme in respect of which a performance condition must be met before they can vest. Once the shares have vested, they must be held for a further 12 month retention period before they can be released.

(e) Each of Steve Lucas, Colin Matthews and John Wybrew is deemed for the purposes of the Companies Act to be a potential beneficiary under the Lattice Group All Employee Share Ownership Plan ("Lattice AESOP") and the Lattice Group Employees Share Trust ("Lattice EST") and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in 18,440,649 Lattice Shares held by the Lattice AESOP and 65,204 Lattice Shares held by the Lattice EST. Applying the Merger ratio set out above to these numbers, they will each be deemed to have an interest in 6,915,243 National Grid Transco Shares under the Lattice AESOP and 24,451 National Grid Transco Shares under the Lattice EST immediately following completion of the Merger.

The figures for the New National Grid Transco Directors are based on the number of Lattice Shares held by the New National Grid Transco Directors, to which is applied the Merger exchange ratio set out in section 2 of Part VII of this document.

The percentage shareholdings of the National Grid Transco Directors are not shown above because such shareholdings will in aggregate represent less than one per cent. of the National Grid Transco Shares in issue immediately following completion of the Merger.

7.3 The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	29 Sep 1997	280.50	Sep 2000 – Sep 2007	169,340
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	91,656
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	22,098
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	33,867
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	133,214
Stephen Box	29 Sep 1997	280.50	Sep 2000 – Sep 2007	160,427
	16 Jun 1998	375.75	Jun 2001 – Jun 2008	93,147
	15 Jun 1999	455.25	Jun 2002 – Jun 2009	43,931
	5 Jun 2000	531.50	Jun 2003 – Jun 2010	37,630
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	93,250
Edward Astle	6 Sep 2001	479.50	Sep 2004 – Sep 2011	193,952
Steven Holliday	30 Mar 2001	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	71,936
Rick Sergel	31 Mar 2000	566.50	Mar 2003 – Mar 2010	201,845
	18 Jun 2001	563.00	Jun 2004 – Jun 2011	134,321

In addition, at completion of the Niagara Mohawk acquisition, William Davis held stock appreciation rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid ADSs. Each SAR over a National Grid ADS constitutes a notional right over five National Grid Shares. At exercise, a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

Name	Exercise price per SAR ($)	Normal exercise periods	Outstanding National Grid ADSs under option
William Davis	26.20	Aug 1998 – Dec 2008	58,629
	26.20	Aug 1998 – Dec 2008	58,629
	23.04	Jan 2000 – Dec 2010	52,766

granted for no consideration) under the Share Matching Scheme (1996):

Name	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	16 Jun 1998	100.00	Jun 2001 – Jun 2005	4,047
	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,884
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	3,859
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	5,635
Stephen Box	11 Jun 1999	100.00	Jan 2002 – Jun 2006	3,844
	26 Jun 2000	100.00	Jan 2002 – Jun 2007	4,122
	8 Jun 2001	100.00	Jun 2004 – Jun 2008	6,134

William Davis and Rick Sergel participate in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). They may choose to invest awards received under this plan into the Deferred Compensation Plan resulting in an entitlement to notional National Grid ADSs. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) their entitlement to notional National Grid ADSs is as follows:

Name	Date of notification	Notional entitlement to National Grid ADSs	Balance
William Davis	11 Jun 2002	1,083	1,083
Rick Sergel	5 Jun 2001	4,353	4,353
	15 Aug 2001	87	4,440
	15 Jan 2002	58	4,498
	11 Jun 2002	5,340	9,838

7.5 The following National Grid Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

Name	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Roger Urwin	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692
Stephen Holliday	22 Jun 2001	457.00	Sep 2006 – Feb 2007	3,692

7.6 Each of the current executive National Grid Directors other than William Davis (being Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Companies Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 12 June 2002 (being the latest practicable date prior to the publication of this document) in the 12,374,486 National Grid Shares held by the QUEST and the 611,516 National Grid Shares held by the 1996 Employee Benefit Trust.

7.7 Save as disclosed in this section 7, none of the National Grid Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided

any guarantees for the benefit of the National Grid Directors as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

7.8 There are no outstanding loans or guarantees granted or provided by any member of the National Grid Group to or for the benefit of any National Grid Directors.

7.9 No National Grid Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

8. Options over National Grid Shares and Lattice Shares

8.1 As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the following options granted to National Grid Directors and employees of National Grid Group under the National Grid Share Plans (other than the Share Matching Scheme (1996)), were outstanding:

Scheme or Plan	Date of grant	Exercise price per National Grid Share (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Executive Share Option Scheme (1990)	28 Nov 96	194.50	Nov 1999 – Nov 2006	15,424
	10 Feb 97	205.50	Feb 2000 – Feb 2007	132,247
	4 Aug 97	258.00	Aug 2000 – Aug 2007	179,263
	29 Sep 97	280.50	Sep 2000 – Sep 2007	711,611
	16 Jun 98	375.75	Jun 2001 – Jun 2008	928,188
	21 Dec 98	490.00	Dec 2001 – Dec 2008	14,489
	15 Jun 99	455.25	Jun 2002 – Jun 2009	260,943
	6 Jul 99	435.75	Jul 2002 – Jul 2009	315,702
	27 Sep 99	424.00	Sep 2002 – Sep 2009	56,603
	31 Mar 00	566.50	Mar 2003 – Mar 2010	1,509,615
	5 Jun 00	531.50	Jun 2003 – Jun 2010	432,426
	5 Jul 00	526.00	Jul 2003 – Jul 2010	932,938
Executive Share Option Plan 2000	8 Sep 00	535.00	Sep 2003 – Sep 2010	64,971
	15 Sep 00	548.00	Sep 2003 – Sep 2010	20,088
	2 Feb 01	623.00	Feb 2004 – Feb 2011	48,955
	30 Mar 01	540.00	Mar 2004 – Mar 2011	150,000
	18 Jun 01	563.00	Jun 2004 – Jun 2011	1,916,282
	5 Jul 01	527.00	Jul 2004 – Jul 2011	446,569
	6 Sep 01	479.50	Sep 2004 – Sep 2011	193,952
Savings Related Share Option Scheme (1990)	15 Jul 97	171.00	Aug 2002 – Feb 2003	2,181,112
	3 Jul 98	312.00	Sep 2003 – Feb 2004	1,271,830
	2 Jul 99	337.00	Sep 2002 – Feb 2003	917,996
	2 Jul 99	337.00	Sep 2004 – Feb 2005	1,906,476
1999 Savings Related Share Option Scheme	23 Jun 00	416.00	Sep 2003 – Feb 2004	471,512
	23 Jun 00	416.00	Sep 2005 – Feb 2006	690,385
	22 Jun 01	457.00	Sep 2004 – Feb 2005	651,584
	22 Jun 01	457.00	Sep 2006 – Feb 2007	1,565,350

Each of these options may be satisfied on exercise either by the issue of new shares or by the transfer of market-purchased shares. In respect of options granted to US employees, the exercise of options will be satisfied by the issue of new shares.

8.2 As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the following awards granted to National Grid Directors and certain employees of National Grid Group under the Share Matching Scheme (1996), which will be satisfied by the transfer of market-purchased shares, were outstanding:

Scheme	Date of grant	Exercise price in total (pence)	Normal exercise periods	Outstanding National Grid Shares under option
Share Matching Scheme (1996)	23 Jun 97	100.00	Jun 2000 – Jun 2004	8,594
	30 Sep 97	100.00	Sep 2000 – Sep 2004	5,274
	16 Jun 98	100.00	Jun 2001 – Jun 2005	7,455
	11 Jun 99	100.00	Jan 2002 – Jun 2006	14,695
	26 Jun 00	100.00	Jan 2002 – Jun 2007	15,422
	8 Jun 01	100.00	Jun 2004 – Jun 2008	11,769
	25 Jun 01	100.00	Jun 2004 – Jun 2008	28,162

8.3 Options granted under the National Grid Share Plans have all been granted for no consideration.

8.4 As at 12 June 2002 (being the latest practicable date prior to the publication of this document), the total number of National Grid Shares under option or the subject of awards under the National Grid Share Plans was 18,077,882. At the same date, 12,374,486 National Grid Shares were held by the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and 611,516 National Grid Shares were held by the National Grid 1996 Employee Benefit Trust.

8.5 The trustee of the QUEST has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any National Grid Shares held in the QUEST. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any National Grid Shares held in that Trust.

8.6 Where the trustees of the National Grid 1996 Employee Benefit Trust or the QUEST are responsible for satisfying awards under the National Grid Share Plans, they have the right to require National Grid to issue sufficient National Grid Shares to satisfy such awards. Such awards are regarded as options over unissued shares for the purposes of the table set out in section 8.1.

8.7 As at 12 June 2002 (the latest practicable date prior to the publication of this document), the following Lattice Director had the following awards outstanding under the Lattice Group Sharesave Scheme (granted for nil consideration).

Name	Outstanding Lattice Shares under option	Date of grant	Exercise price per Lattice Share (pence)	Exercise date From	Exercise date To
John Wybrew	8,209	20 Dec 00	118	01 March 2004	31 August 2004

9. National Grid Share Plans

9.1 National Grid operates the following employee share incentive plans:

9.1.1 Deferred Compensation Plan ("Compensation Plan");

9.1.2 National Grid Executive Share Option Plan 2002 ("Executive Plan");

9.1.3 National Grid Employee Share Ownership Plan 2002 ("UK Plan") and the associated trust ("UK Trust");

9.1.4 National Grid Savings Related Share Option Plan 2002 ("Sharesave Plan");

9.1.5 National Grid Employee Stock Purchase Plan 2002 ("US Plan");

9.1.6 National Grid Share Matching Plan 2002 ("Matching Plan");

9.1.7 National Grid USA Incentive Thrift Plans I and II ("Thrift Plans");

9.1.8 National Grid 1996 Employee Benefit Trust ("Employee Trust"); and

9.1.9 National Grid Qualifying Employee Share Ownership Trust ("QUEST").

9.2 In addition, there are outstanding awards over National Grid Shares under the following plans:

9.2.1 Executive Share Option Scheme (1990);

9.2.2 Executive Share Option Plan 2000;

9.2.3 Savings Related Share Option Scheme (1990);

9.2.4 1999 Savings Related Share Option Scheme;

9.2.5 Profit Sharing Scheme (1990);

9.2.6 Share Matching Scheme (1996); and

9.2.7 Incentive Compensation Plan.

No further awards will be made under the schemes or plans referred to in this section 9.2.

9.3 Short summaries of the National Grid Share Plans are set out below:

9.3.1 Executive Share Option Scheme (1990)

The Executive Share Option Scheme (1990) consists of two parts one approved by the Inland Revenue and qualifying for beneficial tax treatment and the other an Unapproved Appendix which does not qualify for any specific beneficial tax treatment.

Under this scheme certain National Grid Directors and employees of National Grid Group hold options to purchase National Grid Shares. The options are normally exercisable between the third and tenth anniversaries of their date of grant at an exercise price of the greater of the nominal value or market value of National Grid Shares at the date of grant. The options lapse on an optionholder ceasing to be employed by National Grid Group save by reason of death, injury, disability, pregnancy, redundancy, retirement or their employer leaving National Grid Group in which case they become exercisable for one year.

9.3.2 Executive Share Option Plan 2000

This plan replaced the Executive Share Option Scheme (1990) in respect of options granted from September 2000. Certain National Grid Directors and employees of National Grid Group hold options to purchase National Grid Shares under this plan. The rules of this plan are substantially the same as the Executive Share Option Scheme (1990) and it again consists of two parts, Part A, approved by the Inland Revenue and Part B, the unapproved part.

9.3.3 Savings Related Share Option Scheme (1990)

This is an Inland Revenue approved savings-related share option scheme. Under this scheme outstanding options to purchase National Grid Shares are held by employees of National Grid Group with exercise prices of the greater of the nominal value or at least 80 per cent. of the market value of National Grid Shares at the date of grant. The options are normally exercisable within six months of the third or fifth anniversaries of the date of grant, being the tax free bonus dates under the approved savings contracts entered into by optionholders. However, the options lapse on an optionholder ceasing to be employed by National Grid Group save by reason of injury, disability, redundancy, retirement or their employer leaving National Grid Group in which case they become exercisable for six months, or death where they become exercisable for one year. The options also become exercisable for six months if an optionholder ceases to be employed for any other reason at least three years after the date of grant of the option.

9.3.4 1999 Savings Related Share Option Scheme

The 1999 Savings Related Share Option Scheme replaced the Savings Related Share Option Scheme (1990) in respect of options granted from June 2000.

Under this scheme options to purchase National Grid Shares are held by National Grid Directors and employees of National Grid Group. The rules of this scheme are substantially the same as the Savings Related Share Option Scheme (1990) except that options are not exercisable where an optionholder ceases to be employed by National Grid Group by reason of misconduct.

9.3.5 Profit Sharing Scheme (1990)

The Profit Sharing Scheme (1990) permitted the award to UK employees of National Grid Group of free National Grid Shares. Under its rules, National Grid Shares awarded are held on the participants' behalf for a minimum of two years. If shares are held in trust for the maximum period of three years, no tax is payable on release of the National Grid Shares from trust. The final award of free shares under the Profit Sharing Scheme (1990) was made in January 2001.

9.3.6 Share Matching Scheme (1996)

Under the Share Matching Scheme (1996), the Remuneration Committee required certain National Grid Directors (and permitted certain other executives) to invest a proportion of their annual bonus in National Grid Shares. In return for making such investment, the participant received a matching option which permitted him to acquire, for a nominal sum, such number of shares as had a value equal to the pre-tax value of the bonus used to purchase the investment shares. The matching options can generally only be exercised if the participant remains employed for at least three years (although awards granted before 17 January 2001 became exercisable on 25 January 2002 on the National Grid Scheme being sanctioned by the Court) and to the extent that he retains the investment shares until the matching option is exercised. In limited circumstances, a participant may be permitted to retain his option following cessation of employment.

Awards granted under the Share Matching Scheme (1996) can only be satisfied through market-purchased shares; no new shares may be issued.

On an ex-gratia basis, the Remuneration Committee has tended to award a payment to participants equal to the dividends which would have been earned on those shares subject to the matching options.

9.3.7 Incentive Compensation Plan

Executives of National Grid USA received an integrated annual bonus comprising both a cash and share element. The share element involved participants receiving market-purchased National Grid ADSs, except to the extent that the bonus is deferred under the Compensation Plan. The National Grid ADSs are generally vested immediately although participants may be prohibited from selling National Grid ADSs for a period.

9.3.8 Compensation Plan

In keeping with normal remuneration practice in the US, National Grid USA permits certain management employees to defer a proportion of their net income through a tax deferred plan. Such deferred income is credited with earnings/losses based upon a proxy investment option selected among several available, including a National Grid ADS tracking option.

9.3.9 Executive Plan

(a) General

The Executive Plan is divided into three parts, one of which is approved by the Inland Revenue and qualifies for beneficial tax treatment in the UK, one of which qualifies for beneficial tax treatment in the US and the final part which does not qualify for any specific beneficial tax treatment. The three parts are identical in all material respects unless indicated to the contrary in this summary.

(b) Eligibility

Employees (including National Grid Directors) of National Grid Group are eligible to participate in the Executive Plan.

(c) Limit on individual participation

The rules limit the value of National Grid Shares which can be placed under option to an individual participant in any twelve month period to three times his base salary except where the Remuneration Committee concludes in exceptional circumstances that it is necessary to exceed this limit.

Under the Inland Revenue-approved part of the Executive Plan or any other approved executive share option plan established by National Grid Group, the aggregate market value at the date of grant of National Grid Shares under option to an individual shall not exceed £30,000.

(d) Exercise price

The exercise price per National Grid Share payable on the exercise of an option is the higher of the nominal value and market value of a National Grid Share at grant.

(e) Exercise of options

An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions.

Current performance conditions are that an option may not be exercised unless National Grid's total shareholder return over a period of at least three years, beginning with the financial year in which the option is granted, is at least median as compared with a group of approximately twenty UK and US energy utilities.

For the first tranche, options over shares worth up to an individual's base salary will become exercisable in full if National Grid's total shareholder return is at least median. If the shares are worth more than the individual's base salary, the rest will be exercisable on a sliding scale, becoming fully exercisable if National Grid's total shareholder return is in the upper quartile of the group of comparable utilities. In addition, for options to become exercisable, the Remuneration Committee must be satisfied that there has been a sustained improvement in underlying financial performance over the relevant period.

If the performance condition is not satisfied after the first three years, it will be re-measured on the fourth, and if necessary, the fifth anniversary of the date of grant.

Options normally lapse on cessation of employment. However, exercise is permitted for a limited period:

(i) following cessation of employment for reasons of death, injury, disability, pregnancy, redundancy or the employee's business unit ceasing to be part of National Grid Group, or otherwise at the Remuneration Committee's discretion; and

(ii) on a reconstruction, take-over or winding-up of National Grid provided that it is not part of a reorganisation.

(f) US schedule

This part of the Executive Plan will permit US incentive stock options to be granted. These have certain tax advantages for participants and may be granted over such number of National Grid Shares and/or National Grid ADSs as will become exercisable in any calendar year, having a value (as of the time of grant) of no more than $100,000 per participant. The rules of this part are substantially the same as explained above for the other parts of the Executive Plan subject to minor alterations to take account of US law.

The number of National Grid Shares which may be acquired on the vesting of awards granted under the US schedule to the Executive Plan may not exceed 200,000,000. This limit is required by US tax legislation. In practice, fewer shares are likely to be used as the general limits set out in section 9.4(a) below will also apply.

9.3.10 UK Plan and UK Trust

(a) General

The UK Plan is an Inland Revenue approved share incentive plan and the UK Trust is the UK resident employee benefit trust used in conjunction with it. No awards have, as yet, been made under the UK Plan.

(b) Operation

The UK Plan consists of three elements:

(i) "Free Shares" which may be allocated to an employee by National Grid. The market value of Free Shares allocated to any employee in any tax year may not exceed £3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the

basis of salary, length of service or hours worked, or on the basis of performance, as permitted by the relevant legislation.

(ii) "Partnership Shares" which an employee may purchase out of his pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed £1,500 (or 10 per cent. of the employee's remuneration, if lower), or such other limit as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee's salary and will be held on the employee's behalf for up to twelve months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of National Grid Shares at the start or end of the accumulation period, whichever is the lower.

(iii) "Matching Shares" which may be allocated to an employee who purchases Partnership Shares. Matching Shares are additional Free Shares. National Grid may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the relevant legislation. There is no minimum ratio of Matching Shares which National Grid must provide following a purchase of Partnership Shares. The same ratio or ratios will apply to all employees who purchase Partnership Shares under the UK Plan at a given time.

(c) Eligibility

Employees (including National Grid Directors) of National Grid Group who are resident in the UK and who have been employed for up to approximately eighteen months may be allocated Free Shares or Matching Shares or invited to purchase Partnership Shares under the UK Plan.

(d) Retention of shares

The trustee of the UK Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the UK Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the UK Trust for a period of at least three to five years after the initial allocation.

The board may stipulate at the time of award that an employee who ceases to be employed by National Grid Group within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by National Grid Group at any time after acquiring Partnership Shares, he will be required to withdraw the shares from the UK Trust.

(e) Dividends on shares held by the trustee of the UK Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the UK Trust. Any dividends on shares held by the trustee of the UK Trust may be used to acquire additional shares for employees or may be distributed to employees.

(f) Unapproved Appendix

If the statutory limits referred to above are reduced at any time, the board shall have the power to adopt an unapproved top-up arrangement to maintain the higher limits referred to in this section 9.3.10.

9.3.11 Sharesave Plan

(a) General

The Sharesave Plan is an Inland Revenue approved savings-related share option scheme.

(b) Eligibility

Employees (including National Grid Directors) of National Grid Group who are resident in the UK are eligible to participate.

(c) Grant of options

Options may only be granted to employees who enter into Inland Revenue-approved savings contracts under which monthly savings are made over a period of three or five years.

The number of National Grid Shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

(d) Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory maximum (currently £250 per month). If this limit is reduced, the board has the power to adopt an unapproved top-up arrangement to maintain this higher limit.

(e) Acquisition price

The price per National Grid Share payable upon the exercise of options will not be less than the higher of the nominal value or 80 per cent. of the market value of a National Grid Share at grant.

(f) Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 65 or contractual retirement age, if different, or where the optionholder's employer ceases to be within National Grid Group. Options will otherwise lapse on cessation of employment, although they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of National Grid other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a National Grid Group company.

9.3.12 US Plan

(a) General

The US Plan has been designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. The US Plan enables US employees (including National Grid Directors) to receive awards over National Grid Shares or National Grid ADSs on an all-employee basis. No awards have, as yet, been made under the US Plan.

(b) Eligibility

US-based employees of National Grid Group are eligible to participate in the US Plan. Participation can be restricted to employees who have completed a qualifying period of service within the limits set by the relevant US legislation.

Individuals may not be granted awards under the US Plan if they own shares possessing 5 per cent. or more of the voting power or value of National Grid.

(c) Grant of awards

Awards may be granted over a number of National Grid Shares which will be determined by the amount employees have saved by the end of a specified savings period, subject to a maximum number of shares to be specified in the award. At the end of that savings period, the awards will become exercisable. Any surplus savings will be automatically carried over into the next savings period.

(d) Savings

An eligible employee who applies for an award under the US Plan must agree to savings being deducted from his after-tax pay. Total deductions in any calendar year may not accrue at a rate which exceeds such amount (up to $25,000) as the Board may resolve.

(e) Purchase price

The price payable for each share shall be a price determined by the Board, provided that it shall be not less than the lower of 85 per cent. of the market value of a National Grid Share on the date of grant and the date of purchase.

(f) Limits

The number of shares which may be acquired on the vesting of awards granted under the US Plan may not exceed 200,000,000. US tax legislation requires that the US Plan specify a maximum number of shares over which

options may be granted during the term of the US Plan. In practice, fewer shares are likely to be used as the general limits set out in section 9.4(a) below will also apply.

(g) *Purchase of shares*

Shares subject to an award under the US Plan may normally only be purchased at the end of the savings period specified in the US Plan's rules, provided that the optionholder is still in the employment of National Grid Group. Shares cannot be purchased pursuant to an award later than the earlier of five years after it was granted and any other time determined by the board at the date of grant. Special provisions allow for early purchase in the case of certain compassionate leavers and in the event of a take-over of National Grid other than in the case of an internal reorganisation.

9.3.13 Matching Plan

(a) *Eligibility*

Employees (including National Grid Directors) of National Grid Group who are not within one year of reaching age 65 or their contractual retirement age (if earlier) at the time the annual bonus is due to be paid, are eligible to participate at the discretion of the Remuneration Committee; those who are between twelve and twenty-four months from their normal retirement age may be allowed to participate but with a matching award at only one-half of the level applicable to all other participants.

(b) *Grant of matching awards*

If invited to do so by the Remuneration Committee, an eligible executive may invest all (or such lower proportion as the Remuneration Committee may decide) of his performance-tested cash annual bonus (net of tax and any other deductions). At present, the Remuneration Committee only permit up to one-third of a participant's bonus to be invested in this way. As soon as practical thereafter, National Grid will then procure the grant of a matching award over matching shares equal in value to the amount of annual bonus invested (prior to tax and any other deductions).

A matching award consists of the right to purchase National Grid Shares for a nominal or no payment.

(c) *Exercise of awards*

A matching award will normally be exercisable on or after the third anniversary of its grant and to the extent that the shares purchased with the associated annual bonus have been retained up to that date by the participant and the participant is still employed by National Grid Group (or was so employed at his actual retirement date). On exercise, a participant will receive a cash payment broadly equal to the value of accrued dividends on the shares representing the matching award.

A matching award may be exercisable early for a limited period on an amalgamation, take-over or winding up of National Grid (not being an internal reorganisation). If the participant ceases employment with National Grid Group, he will not be able to exercise the matching award at all, unless the Remuneration Committee otherwise determines.

A matching award cannot be exercised later than the tenth anniversary of its date of grant in any circumstances.

(d) *US schedule*

A separate schedule to the Matching Plan allows US executives to participate on a similar basis.

The key differences are that US participants automatically receive a proportion of their annual bonus in National Grid Shares or National Grid ADSs (there is no requirement to invest part of their bonus to receive a matching award) and, at the discretion of the Remuneration Committee, a shorter (or no) vesting period may be set.

9.3.14 Thrift Plans

These are tax sponsored 401(k) plans for US based employees. There is one plan for the union workforce and another for the non-union workforce. Broadly, subject to statutory limits, substantially all employees may make a cash contribution under the applicable plan and receive a matching contribution from National Grid USA. Certain management participants earning more than the statutory limit are entitled to "top-up" their entitlement via the Compensation Plan. Any matching contributions are invested in National Grid ADSs. In addition, participants may choose to invest their contributions in National Grid ADSs (as well as a number of other investment choices).

(a) Eligibility

All employees (including National Grid Directors) of National Grid USA and other nominated companies are generally eligible to participate, subject to meeting pre-determined service requirements before being eligible to receive company matching contributions.

(b) Savings

Participants may contribute a proportion of their income into the plans, subject to certain legal limits, and direct how this is invested among various investment options. One investment choice is National Grid ADSs.

(c) Company contributions

Participating companies will make matching contributions under the Thrift Plans which, will be invested in National Grid ADSs, although the rules have flexibility to permit other investment options.

(d) Release of investments

The plans are long-term savings plans and are designed to provide benefits to participants on or towards retirement. However, the plans, following the applicable statutory rules, allow funds to be withdrawn early in a number of, broadly, compassionate situations.

9.3.15 Employee Trust

The Employee Trust is constituted by a trust deed made between National Grid and an offshore, independent professional trustee.

The Employee Trust can be used to benefit employees and former employees of National Grid and certain of their dependents. The Employee Trust has the power to acquire National Grid Shares and these can be used for the purposes of the National Grid Share Plans. National Grid may fund the Employee Trust by loan or gift to acquire National Grid Shares either by market purchase or by subscription.

The Employee Trust will not, without shareholder approval, make an acquisition of shares if, as a result of that acquisition, it together with National Grid's other trusts (but excluding shares allocated to participants), would hold more than 5 per cent. of National Grid's share capital.

The trustees of the Employee Trust waive all dividends on any National Grid Shares held in trust unless directed otherwise by National Grid.

National Grid has authority to establish a replacement trust to benefit employees and former employees of National Grid Group should the need arise.

9.3.16 QUEST

This is an Inland Revenue approved qualifying employee share ownership trust. The principal terms are similar to the Employee Trust except that certain additional restrictions apply to meet the statutory requirements set out in Schedule 5 to the Finance Act 1989. The trustee is a wholly-owned subsidiary of National Grid and it operates in conjunction with the Sharesave Plan.

National Grid has authority to establish a replacement trust to benefit employees and former employees of National Grid Group should the need arise.

9.4 Features common to certain National Grid Share Plans

The following features are common to those National Grid Share Plans summarised in sections 9.3.9 to 9.3.14 above (inclusive):

(a) Limits on the issue of shares under the National Grid Share Plans

Each of the National Grid Share Plans may operate over new issue shares or shares purchased in the market. The number of shares which may be issued under the National Grid Share Plans in any year is limited to:

(i) 10 per cent. of National Grid's ordinary issued share capital in respect of options granted in the ten calendar years ending with that year under the National Grid Share Plans or any other employee share plan adopted by National Grid or any subsidiary; and

(ii) 5 per cent. of National Grid's ordinary issued share capital in respect of options granted in the ten calendar years ending with that year under the Executive Plan, the Matching Plan or any other executive share plan adopted by National Grid or any subsidiary.

(b) Variation of capital

Other than for the UK Plan and the Thrift Plans, in the event of any increase or variation of share capital, or (except in the case of Inland Revenue approved options) of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Remuneration Committee may make appropriate adjustments to awards.

(c) Alterations to the National Grid Share Plans

The Remuneration Committee may at any time alter or add to the National Grid Share Plans in any respect, provided that the prior approval of shareholders is obtained for certain alterations or additions to the advantage of participants. The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the National Grid Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in National Grid Group.

(d) Non-transferability of awards/options

Awards/options are not transferable other than to the participant's personal representative in the event of his/her death.

(e) Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the principle is that this should not accelerate the vesting of any awards or options granted under the National Grid Share Plans. Instead, options/awards would be replaced by new options/awards over shares in the new holding company or, if the participants did not agree to such an exchange, lapse.

(f) Pensionability

No benefits received under the National Grid Share Plans will be pensionable except that:

(i) a decision by an employee to invest his or her own normal salary in buying Partnership Shares under the UK Plan will not reduce pension benefits provided by National Grid except to the extent required by law;

(ii) US participants in the US Schedule to the Matching Plan, in accordance with local practice, determine their entitlement to pensions by reference to salary plus bonuses (and include the value of any shares awarded in calculating this amount).

9.5 Effect of the Merger on the National Grid Share Plans

The Merger will have no effect on the National Grid Share Plans since there is no change of control of National Grid.

10. Summary of the proposed National Grid Transco Performance Share Plan 2002 (the "2002 Share Plan")

10.1 Eligibility

Employees (including executive directors) of National Grid Transco and its subsidiaries, including joint venture companies, will be eligible to participate in the 2002 Share Plan at the discretion of the remuneration committee of National Grid Transco as constituted following completion of the Merger (the "Remuneration Committee").

10.2 Awards under the Plan

An award consists of the right to receive, in due course, a transfer or subscription of National Grid Transco Shares for either a nil or nominal cost and otherwise on the terms described in this summary. No payment will be required for the grant of an award. Awards are not transferable other than to the personal representatives of a deceased participant. They may only be granted during the six weeks following completion of the Merger or an announcement of results, or if the Remuneration Committee considers there are exceptional circumstances.

No awards will be made later than the tenth anniversary of the approval of the 2002 Share Plan by shareholders and the Remuneration Committee will review its operation after no more than five years.

10.3 Source of National Grid Transco Shares

Any group company may provide money to a third party for the acquisition of National Grid Transco Shares (by purchase or subscription) to be held for the purposes of the 2002 Share Plan, enter into any guarantee or indemnity for those purposes, or meet their reasonable expenses, to the extent permitted by law. It is probable that the trustee of the 1996 Employee Benefit Trust will be the third party concerned.

10.4 Performance measurement

The extent to which awards will vest will be subject to a performance condition. The Remuneration Committee will have discretion on each occasion to set the condition, and, while there is no current intention to make awards, National Grid does not currently envisage circumstances where less demanding criteria will apply than requiring National Grid Transco's total shareholder return over a single three year period to be at least at the median of an appropriate comparator group for any part of the award to vest and at least at the upper quartile for it to vest fully.

10.5 Vesting of awards

An award may not normally vest earlier than three years after it was made and shares will not normally be released until the expiry of an additional year's retention period (i.e. four years in total). Notwithstanding any other rule, if awards are structured as options, they will remain exercisable until three months following the later of their becoming exercisable and the participant being free to deal in National Grid Transco's Shares.

10.6 Special circumstances

If a participant ceases employment an award will normally lapse unless the cessation is as a result of death, injury, disability, pregnancy, redundancy, the participant's business unit ceasing to be part of the Merged Group, retirement or otherwise at the Remuneration Committee's discretion in which case the awards will vest on the same basis as for a takeover.

Provisions exist for the early vesting of an award in the event of a takeover, reconstruction or winding-up of National Grid Transco (other than an internal reorganisation or, at the discretion of the Remuneration Committee, a merger), subject to the performance condition(s), and pro-rated by reference to time elapsed with the Remuneration Committee determining the extent to which the condition(s) have been satisfied if the performance period has not by then ended.

In the event of both leaver situations and a takeover, reconstruction or winding-up of National Grid Transco, the Remuneration Committee has a general discretion to determine a more appropriate method for dealing with awards and, in addition, has discretion to similarly vest awards in the event of a demerger or other event which has a significant impact on National Grid Transco's share price.

10.7 Adjustment of Awards

In the event of any increase or variation of the share capital of National Grid Transco, or the payment of a capital dividend or a like event affecting National Grid Transco, the Remuneration Committee may make such adjustments as it considers appropriate to the number of National Grid Transco Shares the subject of the award.

10.8 Pensionability

No benefits received under the 2002 Share Plan will be pensionable.

10.9 Limits on participation

The total number of National Grid Transco Shares over which awards may be made to any one participant during any financial year of National Grid Transco may not exceed the number whose value is 125 per cent. of his base salary.

The following provisions limit the number of National Grid Transco Shares which can be issued for the purposes of the 2002 Share Plan and are designed to correspond with the limits in the National Grid Executive Share Option Plan 2002.

The number of National Grid Transco Shares for which rights to subscribe may be granted under the 2002 Share Plan, or which may be issued to a third party (other than on exercise of a right to subscribe) to be used for 2002 Share Plan awards, may not exceed 10 per cent. of National Grid Transco's issued ordinary share capital over any ten year period, when added to shares issued or remaining issuable under options granted in that period, or issued otherwise than on option exercise, under any other employees' share scheme established by National Grid

Transco or any associated company. Awards pursuant to an executive share plan may not exceed 5 per cent. of National Grid Transco's issued share capital (similarly calculated) over the same period.

10.10 Alterations to the 2002 Share Plan

The Remuneration Committee may alter any of the provisions of the 2002 Share Plan, or the terms of any award granted under it, in any respect except that no alteration or addition to the following rules of the 2002 Share Plan to the advantage of participants shall be made without the prior approval of National Grid Transco in general meeting:

(a) the persons eligible to participate and the basis on which their entitlement is determined; or

(b) the terms on which a participant is able to exercise an award; or

(c) the limits on participation described above; or

(d) the rights attaching to National Grid Transco Shares issued under the 2002 Share Plan (if any); or

(e) the terms concerning adjustment of awards in the event of an increase or variation of share capital, capital dividend or like event,

but for the avoidance of doubt the above does not prevent the Remuneration Committee from adjusting performance conditions attaching to existing awards to reflect intervening events. Such ability will not be used to make such conditions less demanding than the conditions were intended to be.

10.11 General

The National Grid Transco Directors reserve the right to establish schedules to the 2002 Share Plan or other plans based on the 2002 Share Plan but modified to take account of local tax, exchange control or securities laws outside the UK provided that any shares made available under such schedules or plans will be treated as counting against the relevant individual or overall dilution limits of the 2002 Share Plan.

The National Grid Directors reserve the right to amend the draft rules of the 2002 Share Plan up to and including the date of the National Grid EGM provided that they do not materially conflict with the foregoing summary. The resolution to adopt the 2002 Share Plan permits National Grid Transco Directors to vote and be counted in the quorum on any matter connected with the 2002 Share Plan, notwithstanding that they might have an interest in the 2002 Share Plan, and relaxes any prohibition on voting by interested directors contained in the National Grid Transco Articles.

No awards will be made under the 2002 Share Plan prior to completion of the Merger. Further, prior to making any awards under the 2002 Share Plan, the Remuneration Committee will consult with the Association of British Insurers and National Grid Transco's principal shareholders regarding the detailed terms of initial awards.

11. Lattice Share Schemes

11.1 The following Lattice Share Schemes will continue to be operated after the Merger although, except as stated in the summaries below, no new options or awards will be made under them:

11.1.1 the Lattice Group Sharesave Scheme (the "Lattice Sharesave Scheme");

11.1.2 the Lattice Group Long Term Incentive Scheme (the "Lattice LTIS");

11.1.3 the Lattice Group Short Term Incentive Scheme (the "Lattice STIS");

11.1.4 the Lattice Group All Employee Share Ownership Plan (the "Lattice AESOP");

11.1.5 the BG Group Employee Profit Sharing Scheme (the "BG Profit Sharing Scheme");

11.1.6 the SST (UK) Limited Executive Share Option Scheme (the "SST Scheme");

11.1.7 the FPL Telecom Limited Telecommunications Incentive Scheme (the "186k Scheme");

11.1.8 the Lattice Group Employees Share Trust (the "Lattice EST");

11.1.9 the Lattice Group Employee Share Ownership Trust (the "Lattice ESOT"); and

11.1.10 a conditional share award made to Colin Matthews dated 12 December 2000 (the "Colin Matthews Award").

11.2.1 Lattice Group Sharesave Scheme

As a result of the Merger, participants in the Lattice Group Sharesave Scheme may elect to exercise their options or exchange their options over Lattice Shares for equivalent options over National Grid Transco Shares. To the extent options are exercised, the Lattice Shares they acquire will immediately be transferred to National Grid Transco in return for the issue of National Grid Transco Shares. Those new options will be governed by the rules of the Lattice Group Sharesave Scheme.

The rules of the Lattice Group Sharesave Scheme are substantially the same as the rules of the National Grid Sharesave Plan except that:

(a) early exercise of options before they are three years old is permitted on retirement at age 60 rather than 65;

(b) options which are more than three years old may be exercised on leaving employment by reason of retirement at age 55 or older or by reason of pregnancy in addition to the reasons which apply to options which are less than three years old;

(c) options will be exercisable in the event of an internal reorganisation which takes the form of a take-over or winding-up.

11.2.2 Lattice LTIS

The terms of the Lattice LTIS provide that the Lattice Shares subject to the Lattice LTIS awards will be transferred to participants to the extent that the performance conditions imposed on those awards have been achieved prior to the Merger becoming effective. Subject to the following paragraphs, all participants will be offered the opportunity (instead of receiving Lattice Shares in accordance with the previous sentence) to exchange their awards for awards over National Grid Transco Shares. The terms of this offer have not yet been finalised, but this exchange offer will be on the same terms as under the Lattice Scheme and awards will otherwise continue on their existing terms subject to any variations which the remuneration committee may decide are appropriate for any group of participants (such as in relation to performance criteria or retention periods). For participants who do not accept the exchange offer, their awards will vest as referred to above and in that event their interest in the Lattice LTIS comes to an end.

The three participants who are due to become executive directors of National Grid Transco, namely John Wybrew, Steve Lucas and Colin Matthews, have agreed to the following arrangements in relation to their Lattice LTIS awards.

Lattice Shares would have been transferred to John Wybrew and Steve Lucas under their 1999 awards as a result of the Merger. They have agreed to forgo the right to have these Lattice Shares transferred to them and instead the Lattice Shares will be substituted by National Grid Transco Shares and made subject to nil-cost options which will not normally be exercisable until October 2003, being the time when the Lattice Shares subject to the original 1999 awards would have been transferred to the participants if the Merger had not taken place. The participants may benefit from a dividend reinvestment programme on the Lattice Shares subject to the option in the same way they might have if the original awards had continued. The 1999 awards are awards originally made in respect of BG ordinary shares which were reconstituted into allocations over Lattice Shares on Demerger.

Lattice Shares would also have been received by John Wybrew and Steve Lucas under their 2000 and/or 2001 Lattice LTIS awards and by Colin Matthews under his 2001 Lattice LTIS award as a result of the Merger. They have agreed to forgo the right to have the Lattice Shares transferred to them and instead these awards will continue on their original terms following the Merger except that: (i) the performance targets following the Merger will be a measure of the total shareholder return ("TSR") of National Grid Transco rather than of Lattice; and (ii) unless the remuneration committee of National Grid Transco decides otherwise, participants who leave employment for any reason will be entitled to the Lattice Shares under their awards, subject to the achievement of the performance targets measured at that time. The TSR will be measured against the same comparator group of companies as is currently used for the Lattice LTIS. Subject to the achievement of the performance conditions and continued employment, the participants will receive National Grid Transco Shares under the revised awards in November 2004 and November 2005 respectively.

Details of the National Grid Transco Shares held under the Lattice LTIS immediately following completion of the Merger are set out in the table in section 7.2 of this Part IX.

11.2.3 Lattice STIS

This Lattice STIS is an annual bonus scheme under which participants usually receive payments in Lattice Shares. It is intended that awards which pay out under the Lattice LTIS following the Merger becoming effective will be satisfied with either cash or National Grid Transco Shares.

Performance targets for the annual accounting period of Lattice are set by the Lattice Directors and are usually based on the achievement of profit, cash flow and operating expenditure. Targets relating to health and safety and public standards of service are also included to reflect the importance placed on such areas by Lattice Group. The performance targets applying to awards subsisting at the time of the Merger may be adjusted by the remuneration committee of National Grid Transco to reflect the impact of the Merger. The remuneration committee of National Grid Transco will consider the level of achievement of key performance targets at the end of the annual accounting period of National Grid Transco. Participants may earn a bonus of up to a value equivalent to 50 per cent of their base pay depending on their grade.

11.2.4 Lattice AESOP

The Lattice Shares held by the Lattice AESOP trustees on behalf of participants will be substituted for New National Grid Transco Shares on the same terms as under the Lattice AESOP and awards will otherwise continue on their existing terms after the Merger becomes effective. The terms of the Lattice AESOP are substantially the same as those of the National Grid UK Plan and UK Trust. Awards of Free Shares and Partnership Shares have been made under the Lattice AESOP. Further awards under the Lattice AESOP may be made after completion of the Merger but over National Grid Transco Shares.

The principal terms of the Lattice AESOP and accompanying trust are identical in all material respects to the UK Plan and UK Trust summarised at sections 9.3.10 and 9.4 above except that:

(a) the rules currently provide for awards to be made over Lattice Shares. Before any new awards are made post merger, the Rules will be amended to permit such awards to be made over National Grid Transco Shares;

(b) only employees of Lattice and its subsidiaries will be eligible to participate. Employees of other National Grid Transco group companies will not be so eligible; and

(c) the rules do not reserve to the board the power to establish an unapproved top-up arrangement as explained in section 9.3.10(f) of this Part.

If the Lattice AESOP is operated following the Merger, the limits on dilution summarised in section 9.4(a) above will be introduced so that it is consistent in this respect with the UK Plan.

The trust used in connection with the Lattice AESOP is a UK resident trust, the trustee of which is a subsidiary of Lattice.

11.2.5 BG Profit Sharing Scheme

The Lattice Shares held by the BG Profit Sharing Scheme trustees on behalf of participants will be substituted for New National Grid Transco Shares on the same terms as under the BG Profit Sharing Scheme and awards will otherwise continue on their existing terms after the Merger becomes effective. The terms of the BG Profit Sharing Scheme are substantially the same as those of the National Grid Profit Sharing Scheme (1990).

11.2.6 SST Scheme

Options have been granted over non-voting C ordinary shares in SST under the SST Scheme to most employees of SST and its subsidiaries (the "SST Group").

(a) Exercise Price

The exercise price for options granted in the period between 18 and 31 December 2000 is £1.61 and, for all other options, it is the fair value of a share on the date of grant determined by the remuneration committee of SST multiplied by a factor of 161 divided by 100 (rounded down to the nearest 1 pence).

(b) Exercise of Options

An option may be exercised to the extent that the option is vested according to a vesting schedule. The options may be exercisable in full for a limited period if any new person obtains direct or indirect control of SST or if there is an amalgamation or winding-up of SST or if the business of SST is sold. In such circumstances, the board

of directors of SST may require optionholders to exchange their options for equivalent options which will also be governed by the SST Scheme.

If an option holder ceases to be employed within the SST Group (other than for cause) he may exercise his options within 90 days to the extent the options have vested. Otherwise his options will lapse on cessation of employment unless the remuneration committee of SST decides otherwise.

(c) General

In the event of a variation in the share capital of SST options may be adjusted in such manner as the remuneration committee of SST decides, subject to auditors' approval.

The remuneration committee of SST may make such amendments to the SST Scheme and options granted under it as it thinks fit.

Any shares issued under the SST Scheme will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a record date prior to the date of exercise.

The options are not transferable, assignable or chargeable.

Benefits under the SST Scheme are not pensionable.

11.2.7 186k Scheme

Awards of notional shares ("Units") in 186k have been made to certain of the executive directors of Lattice and selected employees of 186k. On redemption of the Units, the participants receive cash representing the difference between the base price of the Units and the last available valuation of 186k, less deductions for tax and employee national insurance.

Units may normally be redeemed on the fifth anniversary of the date of award, following which, participants must redeem them within a further five years, or the Units will lapse. Units become redeemable earlier in the event a participant ceases to be employed due to death, injury, disability, redundancy or retirement or any other reason at the discretion of the remuneration committee of Lattice. In other cases of cessation of employment all Units will be forfeited. Units are also redeemable early if the shares of 186k are listed on a stock exchange or if there is a successful completion of a take-over offer for 186k or Lattice or there is a reconstruction or amalgamation of 186k (other than as part of an internal reorganisation) or if there is a sale of the business of 186k or a winding-up of 186k.

11.2.8 Lattice EST

The Lattice EST is constituted by a trust deed made between Lattice and an offshore, independent professional trustee.

The Lattice EST can be used to provide benefits to employees and former employees of Lattice and its subsidiaries and certain of their dependents. The Lattice EST has the power to acquire Lattice Shares by subscription or purchase. The Lattice EST has been operated in conjunction with the Lattice LTIS and the Colin Matthews Award. The trustee of the Lattice EST is required to consult with a liaison committee as regards making awards under the Lattice LTIS. The liaison committee currently comprises of three employees of Lattice.

The trustees of the Lattice EST will not, without prior shareholder approval, acquire any Lattice Shares if, as a result of that acquisition, it could cause the aggregate number of Lattice Shares held by the Lattice EST and the trustees of any other employees' share scheme or trust (but excluding shares held by the trustee of a profit sharing scheme) to exceed 5 per cent. of the issued ordinary share capital of Lattice.

The trustees of the Lattice EST waive all dividends on any Lattice Shares held in trust unless Lattice decides to pay such dividends.

11.2.9 Lattice ESOT

The Lattice ESOT is constituted by a trust deed made between Lattice and an onshore trustee company which is a subsidiary of Lattice.

The Lattice ESOT can be used to provide benefits to certain employees and former employees of Lattice and its subsidiaries and certain of their dependents. The Lattice ESOT has the power to acquire Lattice Shares by subscription or purchase. The Lattice ESOT has been used to provide Lattice Shares under the Lattice STIS. The Lattice ESOT cannot hold, without prior shareholder approval, more than 5 per cent. of the issued Lattice Shares

when aggregated with the number of Lattice Shares which are held at that time by the trustee of any Qualifying Employee Share Ownership Trust established by Lattice (but excluding any Lattice shares which a beneficiary has an absolute right to receive).

The trustee of the Lattice ESOT waives all dividends on any shares held in trust except where the terms of a Lattice share scheme provides otherwise.

11.2.10 Colin Matthews

Colin Matthews holds a conditional award of Lattice Shares which provides that all the Lattice Shares subject to his award would be transferred to him as a result of the Merger. However, Colin Matthews has agreed to forgo the right to have the Lattice Shares transferred to him and his award will continue until the time when it would normally vest (1 November 2003). If he leaves employment before that date for reasons other than gross misconduct, his award will vest immediately.

12. Information relating to the National Grid and Lattice pension schemes

12.1 National Grid

Substantially all of National Grid Group's UK employees are members of the Electricity Supply Pension Scheme (the "ESPS"), a defined benefit funded scheme. The assets of the ESPS are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is National Grid Group's section. The latest full actuarial valuation of National Grid Group's section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5 per cent. on investments held in respect of members before they reach retirement and 3.5 per cent. on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3 per cent.; that the real annual increase in salary would average 1.0 per cent.; and that pensions would increase at a real annual rate of 0.2 per cent. The total market value of the assets relating to National Grid Group's section of the ESPS at 31 March 2001 was £1,336.3 million and the actuarial value of the assets represented approximately 118.3 per cent. of the actuarial value of the benefits that had accrued to members on a past service basis. The agreed contribution rate for the forthcoming year is 6 per cent.

Substantially all of National Grid Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of Niagara Mohawk) and at 1 April 2001 for the remainder of the US plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7 per cent. for Niagara Mohawk schemes and 4.7 per cent. for other US plans, that real annual increases in salary would average 0.25 per cent. for Niagara Mohawk plans; 0.5 per cent. for other US plans; that inflation would average 3.0 per cent for Niagara Mohawk plans and 4.0 per cent. for other US plans; and that nominal increases in pensions would be nil. The market value of the assets relating to National Grid Group's US defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total $2.126 million and the actuarial value of the assets represented 91 per cent. of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the US plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6 million (2001: £18.9 million, 2000: £10.4 million) represents the regular pension cost of £18.5 million (2001: £21.2 million; 2000: £13.0 million) plus a variation from regular pension cost totalling £3.1 million (2001: £2.3 million (net credit); 2000: £2.6 million (net credit)), which includes a credit of £1.5 million; (2001: £1.5 million; 2000: £1.5 million) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1 million (2001: £15.7 million; 2000: £3.5 million) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6 million (2001: £28.2 million).

12.2 Lattice

The majority of employees of Lattice Group participate in the Lattice Group Pension Scheme (the "Pension Scheme"). Lattice is the principal employer of the Pension Scheme. The Pension Scheme is exempt approved for tax purposes.

The Pension Scheme has two sections: the defined contribution section and the defined benefit section. The defined contribution section provides for employees and employers to make contributions, with the pension based on accumulated funds. This section was introduced with effect from 1 April 2002 and is available to new recruits from that date. The defined benefit section is a "final salary" type arrangement and is generally only available to employees who were in the Pension Scheme prior to 1 April 2002.

As at 31 March 2002, the Pension Scheme had approximately 15,400 active members, 29,500 deferred pensioners and 76,100 pensioners. The Pension Scheme is administered by its trustees which include representatives from the management, the employees and the pensioners. The majority of the assets of the Pension Scheme are managed by Aerion Fund Management Limited which is regulated by the Financial Services Authority and is wholly-owned by the Pension Scheme. The most recent actuarial valuation of the Pension Scheme was carried out by Watson Wyatt Partners, Consulting Actuaries, as at 31 March 2001. The assumptions used are as stated in note 27 to the financial statements in Part V of this document.

Excluding the assets and liabilities attributable to BG Group members who left the Pension Scheme on 4 July 2001 (following the Demerger) the actuarial valuation showed that the aggregate market value of the Pension Scheme's assets was £11,963 million. The value of those assets was 104 per cent. of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the valuation showed that based on the long-term financial assumptions the contribution rate required to meet future benefits accrual is 26.6 per cent. of pensionable earnings (23.6 per cent. employers and 3 per cent. employees) though employers' contributions could be maintained at the level of 3 per cent. until March 2004. Employer's contributions were however increased from 3 per cent. to 8.5 per cent. with effect from 1 January 2002. Based on the assumption used for the valuation these contributions could be paid until 30 September 2004 when the contributions will increase to 23.6 per cent. of pensionable earnings. In practice, the employers' contribution rate will be reviewed again at the next actuarial valuation, which is due to be carried out as at no later than 31 March 2004.

The rules of the Pension Scheme require pensions in payment and in deferment to be increased annually in line with the rise in the RPI. The principal employer has the power to discontinue this requirement at any time on six months' notice in respect of active members' future service in the defined benefit section and for annuities provided for in the Pension Scheme in respect of defined contribution members after the effective date of the change. In that event, the value of the Pension Scheme's assets at the time (adjusted for investment return) will be used in the first instance for members' past service benefits (including future pension increases on past service and annuities already provided for in the Pension Scheme).

Lattice Group provides access to group personal pension or stakeholder pension arrangements for employees who are not eligible to join the Pension Scheme.

13. Principal subsidiaries and other principal undertakings of National Grid

13.1 Principal subsidiaries of National Grid

The principal subsidiaries of National Grid, as at 13 June 2002 (being the latest practicable date prior to publication of this document) are as follows:

Name of company	Registered office	Principal activities	Interest held
National Grid Holdings One plc	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
National Grid Holdings Limited	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
The National Grid Company plc	National Grid House Kirby Corner Road Coventry CV4 8JY UK	Transmission of electricity in England and Wales	100%
National Grid (US) Holdings Limited	15 Marylebone Road London NW1 5JD UK	Acting as a holding company	100%
National Grid USA	25 Research Drive Westborough Massachusetts MA 01532, USA	Acting as a holding company	100%
Massachusetts Electric Company	55 Bearfoot Road Northborough Massachusetts MA 01582, USA	Distribution of electricity in Massachusetts	100%
The Narragansett Electric Company	280 Melrose Street Providence Rhode Island RI 02901, USA	Distribution and transmission of electricity in Rhode Island	100%
New England Power Company	25 Research Drive Westborough Massachusetts MA 01582, USA	Transmission and generation of electricity in New England	100%
Niagara Mohawk Holdings, Inc.	300 Erie Boulevard West Syracuse New York NY 13202, USA	Acting as a holding company	100%
Niagara Mohawk Power Corporation	300 Erie Boulevard West Syracuse New York NY 13202, USA	Transmission and distribution of electricity and natural gas in New York State	100%

13.2 Other principal undertakings of National Grid

The other principal undertakings of National Grid as at 13 June 2002 (being the latest practicable date prior to publication of this document) are as follows:

13.2.1 Energis, whose registered office is at Carmelite, 50 Victoria Embankment, London EC4Y ODE, is a company incorporated in England and Wales whose securities are traded on the London Stock Exchange's market for listed securities and on NASDAQ in the US. It carries on the business of providing telecommunications and internet services in the UK and certain countries in continental Europe. National Grid is the registered shareholder of, in aggregate, 36.8 per cent. of the issued share capital of Energis. Of this amount, 4.2 per cent. is reserved for holders of the 6 per cent. mandatorily exchangeable bonds due 2003 issued by National Grid. National Grid does not exercise its rights in relation to these shares and as such, National Grid Group has an economic interest in the share capital of 32.5 per cent. in Energis. As at 31 March 2001, the end of the last financial year for which audited accounts have been published, Energis had capital and reserves totalling, in aggregate, £1,319.7 million and, for the year ended 31 March 2001, losses on ordinary activities after tax of £100.1 million as reported in Energis' annual report for the year ended 31 March 2001. As at 12 June 2002 (being the latest practicable date prior to the publication of this document), Energis had an issued share capital of 1,739,242,502 ordinary shares of 10 pence each. Based on an Energis Closing Price of 1.45 pence per share, National Grid Group's economic interest in Energis was valued at £8.2 million. As at 12 June 2002 (being the latest practicable date prior to the publication of this document), there were no amounts still to be paid up on any Energis shares held by National Grid Group, no dividends had been paid by Energis to any of its shareholders including National Grid Group and there were no borrowings owed to or by National Grid Group to Energis; and

13.2.2 JVCO, whose registered address is Praia de Botafogo, N. 300-13 Andar, Sala 1301, Rio de Janeiro, Brazil is a company incorporated in Brazil, 50 per cent. of which is owned by National Grid Brazil BV. It is a joint venture whose wholly-owned subsidiary, Intelig, has been awarded a licence to provide telecommunications services in Brazil. The remaining 50 per cent. of JVCO is owned by Telecom Entity Participações Limitada, a company which is owned 50 per cent. each by France Telecom S.A. and Sprint Corporation. As at 31 December 2001, the end of its last financial year, JVCO had capital and reserves totalling, in aggregate, R$498.9 million and, for the year ended 31 December 2001, losses on ordinary activities after tax of R$413.5 million. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) National Grid Group's interest in JVCO had been written down to nil, there were no amounts still to be paid up on any shares in JVCO held by National Grid Group and no dividends had been paid by JVCO to any of its shareholders including National Grid Group. Details of the borrowings owed by JVCO and Intelig to National Grid Group are set out in section 14.1 below.

14. Principal investments of National Grid Group

The main investments of National Grid Group in other undertakings over the last three financial years and during the current financial year are as follows:

14.1 on 10 December 1998, National Grid Group, through its indirect wholly-owned subsidiary, National Grid Brazil BV, entered into a quotaholders agreement with Telecom Entity Participações Limitada ("Telecom Entity"), a company owned 50 per cent. each by France Telecom S.A. and Sprint Corporation, for the development of a telecommunications services joint venture in Brazil. National Grid Group and Telecom Entity each have a 50 per cent. interest in JVCO, which is the ultimate holding company of Intelig. As at 12 June 2002 (being the latest practicable date prior to the publication of this document) National Grid Group had invested, in aggregate, $429.3 million in the equity of JVCO, and $105 million in aggregate in shareholder loans to either JVCO or Intelig together with accrued interest thereon;

14.2 on 22 March 2000, National Grid Group acquired NEES, an electricity transmission business operating in the north-eastern US, at a cost of approximately £2,070.8 million (excluding any assumed debt). Following its acquisition, NEES was merged into National Grid USA;

14.3 on 19 April 2000, National Grid USA acquired EUA, an electricity transmission and distribution business operating in Massachusetts and Rhode Island, at a cost of approximately £414.0 million (excluding any assumed debt); and

14.4 on 31 January 2002, National Grid Group acquired Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State, at a cost of approximately £2,186.5 million (excluding any assumed debt). Following its acquisition, Niagara Mohawk became a part of National Grid USA.

The following are the principal establishments of National Grid Group:

Description	Location	Approximate gross internal area (sq.ft)	Tenure	Unexpired term and rent
Registered office and corporate centre	15 Marylebone Road London NW1 5JD UK	20,750	Leasehold	Approximately 11 years, rent currently £700,000 per annum
UK head office	National Grid House Kirby Corner Road Coventry CV4 8JY UK	84,270	Leasehold	Approximately 113 years, peppercorn rent
England and Wales transmission grid control centre	Berkshire UK	73,900	Freehold	—
US head office	25 Research Drive Westborough Massachusetts MA 01582, USA	316,420	Freehold	—
US New England distribution center	55 Bearfoot Road Northborough Massachusetts MA 01532, USA	155,200	Freehold	—
US New York head office	300 Erie Boulevard West Syracuse New York NY 13202, USA	523,650 107,380	Freehold Leasehold	— Approximately 8 years, rent currently $1.5 million per year
US distribution centre – Western, NY	90 Dewey Ave. Buffalo New York NY 14214, USA	213,540	Freehold	—
US distribution centre – Western, NY	144 Kensington Ave. Buffalo New York NY 14214, USA	185,560	Freehold	—
US distribution centre – Central, NY	7437 Henry Clay Blvd. Liverpool New York NY 13088, USA	323,220	Freehold	—
US distribution centre – Eastern, NY	1125 Broadway Albany New York NY 12201, USA	225,250	Freehold	—
US New York customer service centre	401 S. Salina Street Syracuse New York NY 13202, USA	116,290	Leasehold	Approximately 3 years, rent currently $1.5 million per year

In addition to the principal establishments listed above, in England and Wales National Grid Group owns or leases approximately 265 properties, approximately 230 of which are sites of substations and the remainder of which are offices and other premises. In the US, National Grid Group owns or leases 1,371 properties, 1,252 of which are substations and 119 are offices or other premises.

16. UK taxation

The comments set out below summarise the UK taxation treatment of holders of Lattice Shares under the Lattice Scheme and of holders of National Grid Transco Shares. They are based on existing law and what is understood to be current Inland Revenue practice. They are intended as a general guide and apply to shareholders resident or (if individuals) ordinarily resident for tax purposes in the UK who hold Lattice Shares and National Grid Transco Shares as an investment (and not as securities to be realised in the course of a trade) and who are the absolute beneficial owners of those shares. Shareholders who are in any doubt about their taxation position, or who are resident in a jurisdiction outside the UK, should consult their own professional advisers.

Overseas holders of Lattice Shares are referred to section 17 below, which summarises certain tax consequences of the Lattice Scheme for such holders.

16.1 UK taxation of capital gains ("CGT")

For CGT purposes, rollover relief should be available to Lattice Shareholders in respect of the cancellation of their existing Lattice Shares and the issue to them of New National Grid Transco Shares. Accordingly, such Lattice Shareholders should not be treated as having made a disposal of their Lattice Shares for CGT purposes, and the New National Grid Transco Shares issued should be treated as the same asset and as having been acquired at the same time as the Lattice Shares. The New National Grid Transco Shares should therefore have the same base cost as the Lattice Shares which they replace.

Clearance has been obtained in respect of the Lattice Scheme under section 138 of the Taxation of Chargeable Gains Act 1992.

To the extent that Lattice Shareholders receive cash in respect of fractional entitlements to New National Grid Transco Shares, this will be treated as a part disposal of Lattice Shares for CGT purposes which may, depending on the shareholder's individual circumstances, give rise to a liability to CGT. Lattice Shareholders who receive cash and also receive New National Grid Transco Shares will not be treated as making a disposal for CGT purposes. Instead, the cash received will be deducted from the base cost otherwise attributable to the New National Grid Transco Shares for CGT purposes.

A disposal of National Grid Transco Shares (including any disposal of New National Grid Transco Shares acquired under the Lattice Scheme) by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and who has used, held or acquired the National Grid Transco Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for CGT purposes. A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of National Grid Transco Shares during that period may also be liable to CGT (subject to any available exemption or relief).

16.2 Taxation of dividends

National Grid Transco will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the UK (for tax purposes) and who receives a dividend from National Grid Transco will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A UK resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against, but not fully match, his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of his income, falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by National Grid Transco, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

Tax credits on dividends paid by National Grid Transco in respect of shares held in personal equity plans ("PEPs") or individual savings accounts ("ISAs") will be repayable on dividends paid on or before 5 April 2004.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by National Grid Transco. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by National Grid Transco. A shareholder resident outside the UK may also be subject to taxation on dividend income under local law.

16.3 UK stamp duty and stamp duty reserve tax ("SDRT")

No UK stamp duty or SDRT will be payable by Lattice Shareholders in relation to the allotment and issue to them of New National Grid Transco Shares pursuant to the Lattice Scheme.

A transfer for value of National Grid Transco Shares will generally be subject to UK stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. The amount of stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the National Grid Transco Shares, being 0.5 per cent. of the amount or value of the consideration (rounded up to the nearest £5 in the case of stamp duty).

Paperless transfers of National Grid Transco Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within CREST. Deposits of National Grid Transco Shares in CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

Special rules apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

16.4 Other tax matters

Clearance has been obtained in respect of the Lattice Scheme and the Merger under section 215 of the Income and Corporation Taxes Act 1988.

Special tax provisions may apply to Lattice Shareholders who have acquired or acquire their Lattice Shares by exercising options under the Lattice Shares Schemes, including provisions imposing a charge to income tax. Further details will be provided in a circular, which will be sent to optionholders in due course.

17. Overseas taxation

17.1 United States

The following is a summary of the material US federal income tax consequences of the Merger to a US Holder (as defined below) who holds Lattice Shares as a capital asset and receives New National Grid Transco Shares in connection with the Merger and of the ownership and disposition of New National Grid Transco Shares by a US Holder who holds such shares as a capital asset. This summary does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, insurance companies, banks, securities-broker dealers, investors liable for the alternative minimum tax, investors that actually or constructively own five per cent. or more of the shares of Lattice or National Grid Transco, investors that hold Lattice Shares or New National Grid Transco Shares as part of a straddle, hedging or conversion transaction or investors whose functional currency is not the US dollar or investors who acquired their Lattice Shares or New National Grid Transco Shares pursuant to the exercise of an option or otherwise as compensation), some of whom may be subject to special rules.

This summary is based on the current tax laws of the US (including the Internal Revenue Code of 1986 as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions; all as in effect on the date hereof), as well as on the convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains currently in effect (the "Treaty"), all of which are subject to change or changes in interpretation, possibly with retroactive effect. On 24 July 2001, the governments of the UK and the US signed a new convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains (the "New Treaty") that, if ratified by the US Senate and the UK Parliament, will replace the existing Treaty. The New Treaty will only come into force once each country has notified the other of the completion of its ratification procedure. It is unknown whether or when the UK and US governments will ratify the New Treaty.

All holders of Lattice Shares who receive New National Grid Transco Shares pursuant to the Merger should consult their own tax advisers concerning the specific US federal, state and local tax consequences of the ownership of the New National Grid Transco Shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

17.1.1 Definition of "US Holder"

For purposes of this summary, the term "US Holder" means a beneficial owner of shares that: (i) is an individual citizen or resident of the US for US federal tax purposes, a corporation or certain other entities created or organised in or under the laws of the US, any state therein or the District of Columbia, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a court within the US can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; (ii) is resident in the US for purposes of the Treaty (and, in the case of a corporation, is not also resident in the UK for UK tax purposes); (iii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, five per cent. or more of the voting power or value of the stock of either Lattice or National Grid Transco; (iv) holds the Lattice Shares or the New National Grid Transco Shares in a manner which is not effectively connected with a permanent establishment in the UK from which such person performs independent personal services; and (v) is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the Lattice Shares or the New National Grid Transco Shares. If a partnership holds Lattice Shares or New National Grid Transco Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds the Lattice Shares or the New National Grid Transco Shares, such holder is urged to consult its own tax adviser.

17.1.2 US federal income tax consequences of the Merger

Assuming that, immediately after the transaction, National Grid Transco owns shares representing at least 80 per cent. of the total combined voting power of all classes of stock entitled to vote and at least 80 per cent. of the total number of shares of all other classes of stock of Lattice, the exchange of Lattice Shares solely for New National Grid Transco Shares pursuant to the Merger should be treated as a tax-free "reorganisation" within the meaning of section 368(a) of the Code. If National Grid Transco does not obtain at least 80 per cent. of the total combined voting power of all classes of stock entitled to vote and at least 80 per cent. of the total number of shares of all other classes of stock of Lattice, the exchange of Lattice Shares for New National Grid Transco Shares will not qualify as a reorganisation and will be a taxable transaction, with the US tax consequences described below under "Failure to qualify as a tax-free reorganisation." There can be no certainty that the IRS will not challenge the conclusions reflected in this summary or that a court would not sustain any such challenge. Neither Lattice nor National Grid Transco will recognise any gain or loss for US federal income tax purposes as a result of the Merger.

17.1.3 Tax-free reorganisation

If the exchange of Lattice Shares for New National Grid Transco Shares pursuant to the Merger qualifies as a tax-free reorganisation within the meaning of section 368(a) of the Code, as described above, the following summarises the material US federal income tax consequences of the Merger to a US Holder of Lattice Shares.

17.1.4 Receipt of New National Grid Transco Shares

In general, a US Holder who receives New National Grid Transco Shares in exchange for Lattice Shares pursuant to the Merger will not recognise any gain or loss upon such exchange (except to the extent cash is received in lieu of fractional New National Grid Transco Shares, which will be taxed as discussed below). The aggregate adjusted tax basis of New National Grid Transco Shares received in the exchange will be the same as the aggregate adjusted tax basis of the Lattice Shares surrendered therefor. The holding period of the New National Grid Transco Shares received by a US Holder will include the holding period of Lattice Shares exchanged therefor.

17.1.5 Cash received in lieu of New National Grid Transco Shares

If a US Holder would be entitled to a fractional interest in a New National Grid Transco Share such US Holder instead will receive the net cash proceeds from the sale of this fractional entitlement on an established securities market. A US Holder who receives cash in lieu of such fractional interest in a New National Grid Transco Share entitlement will recognise capital gain or loss equal to the difference between the US dollar value of the amount of the cash proceeds (calculated by reference to the spot rate in effect on the date received) and the portion of the holder's tax basis allocable to such fractional interest. Any gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the holding period for the Lattice Shares surrendered

therefor exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. In addition, gains or losses with respect to any foreign currency received will be taxed as described below in connection with the receipt of dividends.

17.1.6 Failure to qualify as a tax-free reorganisation

If the Merger does not qualify as a tax-free reorganisation under section 368(a) of the Code, whether by reason of the failure of National Grid Transco to acquire 80 per cent. control or for any other reason, each US Holder who receives New National Grid Transco Shares in exchange for Lattice Shares pursuant to the Merger will recognise capital gain or loss equal to the difference between: (i) the sum of the fair market value, on the date of the exchange, of the New National Grid Transco Shares received and the amount of cash received in lieu of a fractional interest in New National Grid Transco Shares, if any, and (ii) the US Holder's adjusted tax basis in the Lattice Shares surrendered therefor. This capital gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the holding period for the Lattice Shares exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The holding period of the New National Grid Transco Shares received in such a taxable transaction will begin on the date after the exchange.

17.1.7 Taxation of dividends

The gross amount of distributions, including any additional amount arising from a foreign tax credit claim as described below, paid to a US Holder by National Grid Transco will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of National Grid Transco's current or accumulated earnings and profits, as determined for US federal income tax purposes, based upon the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US Holder, regardless of whether the payment is in fact converted into US dollars. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions by National Grid Transco in excess of its current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's tax basis in the New National Grid Transco Shares, thus reducing the US Holder's adjusted tax basis in such shares, and thereafter as a capital gain.

Dividends paid with respect to the New National Grid Transco Shares will be treated as foreign source "passive income" or, in the case of certain US Holders, "financial services income", for the purposes of computing allowable foreign tax credits for US federal income tax purposes. Under the Treaty, a US Holder that is eligible for benefits with respect to income derived in connection with the New National Grid Transco Shares (each such holder referred to as an "eligible US Holder") and that claims the benefits of the Treaty with respect to a dividend from National Grid Transco will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. If an eligible US Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Each eligible US Holder that relies on the Treaty to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure under section 6114 or 7701(b)) disclosing this reliance with its US federal income tax return for the year in which the foreign tax credit is claimed. Alternatively, an eligible US Holder may claim all foreign tax paid during a particular taxable year as an itemised deduction. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax adviser concerning whether the US Holder is eligible for benefits under the Treaty, whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from National Grid Transco, and whether the US Holder will be eligible for benefits under the New Treaty. US Holders are advised that under the New Treaty (pending ratification) there would be no notional UK withholding tax applied to a dividend payment and it therefore would not be possible to claim a foreign tax credit in respect of any dividend payment made by National Grid Transco.

The amount of any distribution paid in a foreign currency will be included in the gross income of a US Holder of New National Grid Transco Shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder

generally should not be required to recognise foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, the US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognised upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. A de minimis rule permits individuals to ignore gains from a "personal transaction" (as defined in section 988(e)(3) of the Code) if the gain in question is $200 or less.

17.1.8 Sale of New National Grid Transco Shares

Upon a sale or other disposition of New National Grid Transco Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis in the New National Grid Transco Shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the US Holder's holding period in the New National Grid Transco Shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US Holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

If a US Holder receives foreign currency upon the sale of New National Grid Transco Shares, that US Holder may recognise ordinary income or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into US dollars, as described above in connection with the receipt of dividends.

17.1.9 Information reporting and backup withholding

Receipt of New National Grid Transco Shares (as well as any cash payments received in lieu of fractional shares) pursuant to the Merger and dividend payments made to a US Holder and proceeds paid upon the sale, exchange, or other disposition of a US Holder's New National Grid Transco Shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 30 per cent. (subject to scheduled reduction in future years) on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the US or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

17.2 Canada

The following summary outlines the principal Canadian federal income tax consequences of the Lattice Scheme under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a holder of Lattice Shares who receives New National Grid Transco Shares in connection with the Lattice Scheme, and who, for purposes of the Canadian Tax Act, is or is deemed to be resident in Canada, deals at arm's length with and is not affiliated with Lattice or National Grid Transco and holds the Lattice Shares and will hold the New National Grid Transco Shares as capital property (a "Canadian Holder"). This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Ministry of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency.

This summary is not an exhaustive analysis of all potential tax consequences to a Canadian Holder. This summary is of a general nature and is not intended to be, nor should it be, construed to be tax advice to any particular Canadian Holder. Canadian Holders are therefore advised to consult their own tax advisers as to their particular tax consequences.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Lattice Shares and National Grid Transco Shares must be expressed in Canadian dollars, including dividends,

adjusted cost base and proceeds of disposition; amounts denominated in sterling must be converted into Canadian dollars based on the prevailing sterling exchange rate generally at the time such amounts arise.

17.2.1 Taxable Disposition

Based upon counsel's understanding of Canada Customs and Revenue Agency administrative practice, the cancellation of a Canadian Holder's Lattice Shares and the issue to the Canadian Holder of New National Grid Transco Shares (including any fractional entitlement thereto) pursuant to the Lattice Scheme will constitute a taxable disposition of the Lattice Shares that will give rise to a capital gain (or capital loss) to the extent that the aggregate fair market value of the New National Grid Transco Shares (including any fractional entitlement thereto) as at the Lattice Scheme Effective Date net of reasonable costs of disposition attributable thereto, exceeds (or is less than) the adjusted cost base to the Canadian Holder of the Lattice Shares. See section 17.2.4 below.

17.2.2 Dividends on New National Grid Transco Shares

Dividends on New National Grid Transco Shares will be required to be included in a Canadian Holder recipient's income for purposes of the Canadian Tax Act. Such dividends received by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "Canadian-controlled private corporation" as defined in the Canadian Tax Act may be liable to pay an additional refundable tax of 6⅔ per cent. on such dividends.

17.2.3 Acquisition and Disposition of New National Grid Transco Shares and Fractional Entitlements

A Canadian Holder's cost for purposes of the Canadian Tax Act of the New National Grid Transco Shares (including any fractional entitlement thereto) received pursuant to the Lattice Scheme will be equal to the fair market value of the Lattice Shares disposed of by the Canadian Holder as at the Lattice Scheme Effective Date. The Canadian Holder's cost of the New National Grid Transco Shares (and any fractional entitlement thereto) acquired pursuant to the Lattice Scheme will be averaged with the Canadian Holder's adjusted cost base of any other National Grid Transco Shares held by it at that time as capital property, for purposes of computing the Canadian Holder's adjusted cost base of its National Grid Transco Shares.

A disposition or deemed disposition of New National Grid Transco Shares by a Canadian Holder (including any fractional entitlement thereto disposed of pursuant to the Lattice Scheme) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of those New National Grid Transco Shares (or any fractional entitlement thereto) immediately before the disposition. See section 17.2.4 below.

17.2.4 Taxation of Capital Gain or Capital Loss

One-half of the amount of any capital gain (a "taxable capital gain") realised by a Canadian Holder will be required to be included in computing the Canadian Holder's income for the taxation year of disposition. One-half of the amount of any capital loss so realised (an "allowable capital loss") must be deducted against taxable capital gains realised in the year in which the Lattice Scheme becomes effective. Allowable capital losses not deducted in the taxation year in which they are realised may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realised in such years, to the extent and under the circumstances specified in the Canadian Tax Act.

A "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional 6⅔ per cent. refundable tax on certain investment income, including taxable capital gains. Capital gains realised by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax.

17.2.5 Qualified Investments and Foreign Property

The New National Grid Transco Shares will be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans upon being admitted to the Official List as contemplated herein. The New National Grid Transco Shares will be foreign property for purposes of the Canadian Tax Act.

17.3 Japan

The position in relation to taxation for Lattice Shareholders resident in Japan is not clear due to new Japanese tax laws that came into effect on 1 April 2002 which have yet to be applied in this context. We recommend that you seek the advice of your independent tax adviser to obtain specific information concerning the tax consequences associated with the Merger. If under the new Japanese tax laws the Merger constitutes a "qualified reorganisation" for Japanese tax purposes, neither deemed dividend taxation nor capital gain taxation will be triggered for Japanese tax purposes. If, however, the Merger does not obtain "qualified reorganisation" status, Lattice Shareholders resident in Japan would be treated as having received a taxable deemed dividend computed corresponding to the notional distributable amount of the retained earnings of the original (merged) company allocated to the shares of the surviving company.

17.4 Singapore

Lattice Shareholders resident in Singapore should seek independent legal advice as to the tax consequences of any action they take.

17.5 South Africa

Lattice Shareholders resident in South Africa should note that the South African tax regime has recently undergone material changes and any shareholders who are in any doubt as to their tax position should consult a professional adviser.

17.6 The Netherlands

The following comments summarise certain Netherlands tax consequences of the Lattice Scheme for holders of Lattice Shares which are resident or deemed to be resident in the Netherlands for Netherlands tax purposes or, as an individual, have opted to be taxed as a Dutch resident (hereinafter the "Dutch Holders"). The comments are intended as a general guide and are based on current law and understanding of the current practice of the Tax Administration, and do not address Netherlands tax consequences for the Dutch Holders after the Lattice Scheme Effective Date. Any such persons who are in any doubt about their taxation position should consult their own professional advisers immediately.

The cancellation of the Lattice Shares will in principle be regarded as a (deemed) dividend distribution for Netherlands income tax purposes.

A Dutch resident individual shareholder that:

(a) has an enterprise (or an interest in an enterprise) which is, in whole or in part, carried on through a Dutch permanent establishment or representative to which the Lattice Shares are attributable; or

(b) performs other activities in respect of the Lattice Shares in the Netherlands (including, without limitation, activities which are beyond the scope of normal investment activities); or

(c) has a substantial interest (or a deemed substantial interest) in Lattice,

will be subject to Netherlands income tax on the difference between the fair market value of the Lattice Shares and his basis in those shares for tax purposes.

Other Dutch resident individual shareholders will not be subject to Netherlands tax with respect to the cancellation of Lattice Shares.

A Dutch resident corporate shareholder will be subject to Netherlands taxation on the difference between the fair market value of the Lattice Shares and its basis in those shares for tax purposes unless the Lattice Shares are held by a company which qualifies for the Netherlands participation exemption in respect of these Lattice Shares.

For Dutch Holders that are taxable on the cancellation of Lattice Shares, the EU Merger directive and its implementation in Dutch legislation provide the possibility of electing, subject to certain conditions, to treat the cancellation combined with the issuance of New National Grid Transco Shares as a tax-free event.

Dutch Holders will not be subject to Netherlands taxation with respect to the subsequent issue of New National Grid Transco Shares, provided that the fair market value of the New National Grid Transco Shares which such Dutch Holder receives does not exceed the fair market value of the Lattice Shares which it held prior to the Merger.

18. Overseas shareholders

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the jurisdictions outside the UK.

Securities laws in certain overseas jurisdictions

18.1 United States

18.1.1 Exemption from registration under the US Securities Act

The New National Grid Transco Shares to be issued to holders of Lattice Shares under the Lattice Scheme will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, the New National Grid Transco Shares to be issued pursuant to the Lattice Scheme will not be registered under the US Securities Act.

For the purpose of qualifying for such exemption with respect to the New National Grid Transco Shares issued in connection with the Lattice Scheme, National Grid and Lattice will advise the Court that its sanctioning of the Lattice Scheme will be relied upon by National Grid and Lattice as an approval of the Lattice Scheme following a hearing on its fairness to Lattice Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Lattice Scheme and with respect to which notification has been given to all shareholders.

18.1.2 Resale restrictions

Under US securities laws, a holder of Lattice Shares who is deemed to be an affiliate of Lattice before the Lattice Scheme Effective Date, or of National Grid Transco after the Lattice Scheme Effective Date, may not sell New National Grid Transco Shares received pursuant to the Lattice Scheme without registration under the US Securities Act, except pursuant to (i) the applicable resale provisions of Rule 145(d) thereunder; (ii) another applicable exemption from the requirements of the US Securities Act; or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

18.2 Canada

The New National Grid Transco Shares to be issued to holders of Lattice Shares under the Lattice Scheme will be issued in reliance on exemptions from registration and prospectus requirements in those provinces of Canada in which there are a significant number of Lattice Shareholders. The resale of the New National Grid Transco Shares will be subject to certain restrictions. Lattice Shareholders in Canada should consult a professional adviser regarding the initial distribution of the New National Grid Transco Shares, the resale restrictions and any approvals required.

18.3 Cyprus

Any local consents required should be obtained and are the responsibility of Lattice Shareholders.

18.4 Malaysia

The purpose of this document and the Lattice Scheme Circular is to provide information to existing Lattice Shareholders and to request their approval to the Merger. The documents are not an offer or invitation to Lattice Shareholders to subscribe for or purchase any shares or securities.

18.5 New Zealand

The offer and issue of securities pursuant to the Merger are made in accordance with English law and contracts in respect of securities may not be enforceable in the courts of New Zealand. Neither this document, nor the Lattice Scheme Circular, is a prospectus under the laws of New Zealand and may therefore not contain all the information a New Zealand registered prospectus is required to contain.

18.6 South Africa

Lattice Shareholders resident in South Africa should consult a professional adviser regarding any approvals that they may require of the Exchange Control Authorities of the Reserve Bank of South Africa in order to implement the transactions contemplated herein.

18.7 Available information

National Grid is (and following the Merger, New National Grid Transco will continue to be) subject to the information requirements of the US Exchange Act applicable to foreign private issuers having securities registered under section 12 thereof and in accordance therewith, file annual reports and other information with the SEC. The annual reports and other information filed by National Grid (and following the Merger, by National Grid Transco) can be inspected and copied at the public reference rooms maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in Chicago, Illinois and New York, New York. Copies of such material are also available by mail from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Members of the public may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330 (within the US) or +1-202-942-8090 (outside the US). In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

19. Material contracts

19.1 National Grid Group

19.1.1 Save for the contracts described in section 19.1.2 below, the consent and undertaking described in section 19.2.2 below and the contracts which have been made available for inspection in the last two years described in section 19.1.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of National Grid Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of National Grid Group has any obligation or entitlement which is material to National Grid Group as at the date of this document.

19.1.2 (a) An inducement fee agreement dated 22 April 2002 between (1) National Grid and (2) Lattice entered into in connection with the Merger (the "Inducement Fee Agreement"). The Inducement Fee Agreement provides for either party to pay the other a fee of £60 million if:

(i) an announcement is made during the offer period by a third party indicating an intention to make an offer for, or proposal relating to the change of control of, either party, as a result of which either: (a) the shareholders of such party do not pass the necessary resolutions approving the Merger; or (b) such party terminates discussions with the other party; or

(ii) either party notifies or indicates to the other party that its directors will not unanimously recommend its shareholders to vote in favour of the Merger or the directors of such party do not make such recommendation or withdraw their recommendation or recommend an alternative offer or transaction involving a change of control; or

(iii) either party takes any action or omits to take any action (other than as a consequence of a third party regulatory body failing to approve the Merger or placing unacceptable conditions on the Merger in the reasonable opinion of either party) which is reasonably likely to cause the Merger to not become effective,

and in each case the Merger does not become effective in accordance with its terms;

(b) a sale and purchase agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, NEP, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook LLC whereby:

(i) FPL Energy Seabrook LLC agreed to purchase NEP's approximate 9.96 per cent. interest in the Seabrook Nuclear Power Station, together with the interests of the sellers listed above (a total of approximately 88.23 per cent. of the interests in Seabrook);

(ii) FPL Energy Seabrook LLC agreed to pay an aggregate of $836.6 million (subject to adjustment) to NEP and the other sellers for the assets acquired under the sale and purchase agreement and NEP's share of such proceeds is estimated with known purchase price adjustments to be approximately $94.1 million;

(iii) FPL Energy Seabrook LLC assumed most of the sellers' obligations as related to the Seabrook Nuclear Power Station, including responsibility for all liabilities and obligations of NEP under contractual obligations relating to the assets, certain liabilities and

obligations with respect to the employees employed at the facilities, and responsibility for environmental liabilities at the facilities except for pre-closing violations and off-site disposal of, and responsibility for decommissioning Seabrook;

(iv) FPL Group Capital Inc. agreed to guarantee the FPL Energy Seabrook LLC's payment of the purchase price and provide funding assurance for FPL Energy Seabrook LLC's funding obligations as required by the New Hampshire Nuclear Decommissioning Financing Committee; and

(v) NEP is required under pre-existing agreements to first offer its interests in Seabrook to the non-selling owners on equivalent terms. The non-selling owners have until late June 2002 to notify NEP if they will purchase NEP's interest; and

(c) a guarantee and indemnity given to EIB by National Grid dated 11 February 2002 under which National Grid guarantees the financial obligations of Energis Polska to EIB in relation to a Euro 125 million loan facility granted to Energis Polska by EIB.

19.1.3 (a) The consent to the National Grid Scheme and the undertaking to be bound by its terms executed by National Grid in favour of National Grid Holdings One plc and dated 10 December 2001;

(b) a sponsor's agreement dated 10 December 2001 between National Grid, National Grid Holdings One plc and Rothschild;

(c) a supplemental trust deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Corporation p.l.c.;

(d) a credit agreement dated 22 November 2001 between (1) National Grid (as guarantor and borrower); (2) NGGF (as borrower); (3) National Grid Holdings One plc (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited; (5) HSBC Investment Bank plc; (6) HSBC (USA) Inc.; and (7) certain banks and financial institutions;

(e) a letter agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and EIB;

(f) the trust deeds, subscription agreements and paying agency agreements relating to the Euro 1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the Euro 750,000,000 6.125 per cent. guaranteed bonds due 2011 issued by NGGF and guaranteed by National Grid and National Grid Holdings One plc, which were summarised in the offering circular issued by NGGF on 20 August 2001;

(g) the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

(h) an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear LLC ("Constellation Nuclear") and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear;

(i) an asset purchase agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Rochester Gas and Electric Corporation, Central Hudson Gas and Electric Corporation, New York State Electric and Gas Corporation, Constellation Nuclear and Constellation Energy Group, Inc., as guarantor of Constellation Nuclear; and

(j) the Niagara Mohawk Merger Agreement.

19.2 Lattice Group

19.2.1 Save for the contracts described in section 19.2.2 below, the Inducement Fee Agreement described in section 19.1.2(a) above and the contracts which have been made available for inspection in the last two years described in section 19.2.3 below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by any member of Lattice Group: (a) within the two years immediately preceeding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of Lattice Group has any obligation or entitlement which is material to Lattice Group as at the date of this document.

19.2.2 The consent to the Lattice Scheme and the undertaking to be bound by its terms executed by National Grid in favour of Lattice dated 13 June 2002.

19.2.3 (a) A demerger agreement dated 15 September 2000 between BG Group and Lattice;

(b) an indemnity agreement dated 15 September 2000 between BG Group and Lattice;

(c) a deed of indemnity dated 15 September 2000 between BG Transco Holdings Limited and Transco and a deed of indemnity dated 15 September 2000 between BG Energy Holdings Limited and BG Transco Holdings Limited;

(d) a tax agreement dated 15 September 2000 between BG Group and Lattice; and

(e) a dispute resolution agreement dated 15 September 2000 between BG Group and Lattice.

20. Litigation

20.1 National Grid Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of National Grid Group:

20.1.1 On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk Power regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk Power and NRG that they will be seeking substantial fines against Niagara Mohawk Power and NRG as well as the imposition of pollution controls. It is National Grid's position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk Power and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the Clean Air Act. On 13 July 2001, Niagara Mohawk Power filed a declaratory judgment action against NRG in New York State Supreme Court. Niagara Mohawk Power is seeking a declaratory judgment that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 2 January 2002, New York State filed a suit against Niagara Mohawk Power and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk Power has filed a motion to dismiss.

The suit does not expressly state the amount claimed. As fines under the legislation can range between $10,000 and $27,500 per day per violation and numerous violations have been alleged to have occurred at various times over a period of years commencing in the 1980s the total aggregate amount assessed could in theory be substantial. However, whilst National Grid recognises that it is always open to the court to award an amount up to the statutory maximum, in other similar cases, penalties have been assessed in the range of $10 million to $20 million.

20.1.2 In November 1999, NEP entered into an agreement with Northeast Utilities ("NU") to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit ("Millstone 3"). As part of this agreement, NU agreed to include NEP's 16.2 per cent. share in an auction of NU's share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of $27.9 million were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately $855.0 million. Regulatory authorities from

Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately $140 million of sale proceeds without the agreement. The dispute will be resolved by the FERC. National Grid believes it has a strong argument that it acted prudently as the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

20.2 Lattice Group

Save as set out below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lattice is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of Lattice Group:

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health & Safety at Work Act 1974 in the alternative. A trial date is awaited. As at the date of this document, Lattice is unable to predict the scope or amount of any liability arising from such trial.

21. Significant change

21.1 National Grid Group

There has been no significant change in the financial or trading position of National Grid Group since 31 March 2002, the date to which the last audited accounts of National Grid Group have been published.

21.2 Lattice Group

There has been no significant change in the financial or trading position of Lattice Group since 31 March 2002, the date to which the last audited accounts of Lattice Group have been published.

22. Working capital

National Grid is of the opinion that the working capital available to National Grid Group, as enlarged by the Merger, is sufficient for National Grid Group's present requirements, that is for at least the next 12 months from the date of publication of this document.

23. Additional information

23.1 Rothschild is registered in England (number 925279) and has its registered office at New Court, St. Swithin's Lane, London EC4P 4DU. Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

23.2 Employees of Rothschild who are advising National Grid in relation to the Merger and the proposed listing and admission to trading of the New National Grid Transco Shares have an interest, in aggregate, in 5,268 National Grid Shares which represents less than 0.1 per cent. of National Grid's issued share capital as at 12 June 2002 (being the latest practicable date prior to the publication of this document).

23.3 The auditors of both National Grid and Lattice are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers have audited the accounts of National Grid without qualification since its incorporation and have audited the accounts of Lattice without qualification since its incorporation.

23.4 PricewaterhouseCoopers has given and has not withdrawn its written consent to the inclusion in this document of its reports, and of references thereto, and its name in the form and context in which they appear and has authorised the contents of its reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

23.5 The costs, charges and expenses of, and incidental to, the Merger, including the cost of the application for the New National Grid Transco Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, payable by the Merged Group, are estimated to amount to approximately £74 million (excluding VAT).

23.6 The financial information relating to National Grid and Lattice set out in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002 have been prepared. Statutory accounts for National Grid Holdings One plc for the two

financial years ended 31 March 2001 have been prepared. Statutory accounts for Lattice for the financial year ended 31 December 2000 and for the 15 months ended 31 March 2002 have been prepared. The auditors of National Grid and Lattice have audited the accounts of National Grid and Lattice for such periods and have made reports under section 235 of the Companies Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts of National Grid and of National Grid Holdings One plc in respect of their respective financial periods ended 31 March 2001 and of Lattice for the financial year ended 31 December 2000 have been delivered to the Registrar of Companies. The statutory accounts of National Grid for the financial year ended 31 March 2002 and of Lattice for the 15 months financial period ended 31 March 2002 will be delivered to the Registrar of Companies following the National Grid AGM and the Lattice AGM, respectively.

24. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until completion of the Merger:

24.1 these Listing Particulars;

24.2 the Circular;

24.3 the Lattice Scheme Circular;

24.4 the offering circular issued by NGGF on 20 August 2001;

24.5 the offering circular issued by National Grid Company on 23 July 2001;

24.6 the accountants' report containing financial information for the year ended 31 December 1999, as set out in the listing particulars issued by Lattice on 15 September 2000;

24.7 the Memorandum of Association of National Grid, the National Grid Articles, and the National Grid Transco Articles;

24.8 the Memorandum of Association of Lattice and the Lattice Articles (as currently in force, and as they will be following the proposed amendments to be approved at the Lattice EGM);

24.9 the letter of consent from the Special Shareholder referred to in section 11 of Part I of this document;

24.10 the audited consolidated accounts of National Grid for the period from incorporation to 31 March 2001 and for the financial year ended 31 March 2002;

24.11 the audited consolidated accounts of Lattice for the period from incorporation to 31 December 2000 and for the 15 month period ended 31 March 2002;

24.12 the reports from PricewaterhouseCoopers set out in Parts V and VI of this document;

23.13 the National Grid Directors' and New National Grid Transco Directors' service contracts referred to in section 6.9 above;

24.14 the material contracts referred to in section 19 above;

24.15 the consent letters referred to in section 23 above; and

24.16 the rules of the National Grid Share Plans, the 2002 Share Plan and the Lattice Share Schemes.

Dated 14 June 2002

"186k"	186k Limited, a wholly-owned subsidiary of Lattice
"2002 Share Plan"	the new National Grid Transco Performance Share Plan 2002 proposed to be approved at the National Grid EGM conditional upon the Lattice Scheme becoming effective
"Admission"	the admission of the New National Grid Transco Shares to (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"ADR"	an American depositary receipt
"ADS"	an American depositary share
"Advantica"	Advantica Technologies Ltd and Advantica Technologies Inc., wholly-owned subsidiaries of Lattice
"Authority"	the Gas and Electricity Markets Authority established under section 1 of the Utilities Act
"BETTA"	British Electricity Trading and Transmission Arrangements
"BG"	BG plc
"BG Group"	BG Group plc
"Board"	the board of directors of National Grid, Lattice or National Grid Transco as the context requires, as listed in section 6 of Part IX of this document
"British Gas"	British Gas plc
"Cazenove"	Cazenove & Co. Ltd
"CEC"	Copperbelt Energy Corporation plc
"CEGB"	Central Electricity Generating Board
"Centrica"	Centrica plc
"certificated" or "in certificated form"	where a share or other security is not in uncertificated form
"Circular"	the document, dated the date of these Listing Particulars, addressed, inter alia, to National Grid Shareholders setting out details of the Merger and containing the notice convening the National Grid EGM
"Citelec"	Compañia Inversora en Transmisión Eléctrica CITILEC S.A.
"Clean Air Act"	the US Clean Air Act of 1963, as amended
"Closing Price"	the closing middle market quotation of the relevant share as derived from the Daily Official List as at 13 June 2002 (being the latest practicable date prior to the publication of this document)
"Companies Act"	the Companies Act 1985, as amended

"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S1 2001 No. 3755), as from time to time amended
"Daily Official List"	the daily official list of the London Stock Exchange
"Demerger"	the demerger of Lattice from BG Group which became effective on 23 October 2000
"Depositary"	The Bank of New York, 101 Barclay Street, New York, NY 10286, USA
"EIB"	European Investment Bank
"Electricity Act"	the Electricity Act 1989, as amended
"Energis"	Energis plc
"Energis Polska"	Energis Polska Sp. zo.o
"EUA"	Eastern Utilities Associates, which now forms part of National Grid USA
"Exchangeable Bonds"	£460 million 4.25 per cent. unsecured exchangeable bonds due 2008 issued by National Grid Company and exchangeable into National Grid Shares
"Fair Trading Act"	the Fair Trading Act 1973, as amended
"FERC"	the Federal Energy Regulatory Commission
"First Connect"	First Connect Limited, a wholly-owned subsidiary of Lattice
"FRS"	UK Financial Reporting Standard
"GAAP"	generally accepted accounting principles
"Gas Act"	the Gas Act 1986, as amended
"Granite State Electric"	Granite State Electric Company, which now forms part of National Grid USA
"GridCom"	GridCom Limited, a wholly-owned subsidiary of National Grid USA
"Hoare Govett"	Hoare Govett Limited
"HSE"	Health and Safety Executive
"Intelig"	Intelig Telecomunicações Limitada
"JPMorgan"	J.P. Morgan plc
"JVCO"	JVCO Participações Limitada
"kV"	kilovolt, one thousand volts
"Lattice"	Lattice Group plc

"Lattice AGM"	the annual general meeting of Lattice convened for Monday, 15 July 2002, including any adjournment thereof
"Lattice Articles"	the articles of association of Lattice
"Lattice Court Hearing"	the hearing of the petition by the Court to sanction the Lattice Scheme
"Lattice Court Meeting"	the meeting of Lattice Shareholders convened for Monday, 15 July 2002 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Lattice Scheme, including any adjournment thereof
"Lattice Directors"	the directors of Lattice, whose names are set out in section 6.4 of Part IX of this document
"Lattice EGM"	the extraordinary general meeting of Lattice convened for Monday, 15 July 2002 in connection with the Merger, including any adjournment thereof
"Lattice Energy Services"	Lattice Energy Services Limited, a wholly-owned subsidiary of Lattice
"Lattice Enterprises"	one of the three sectors of Lattice's organisational structure, containing Lattice's portfolio of non-regulated businesses
"Lattice Group"	Lattice and its subsidiary undertakings and, where the context permits, each of them
"Lattice Group Holdings"	Lattice Group Holdings Limited, a wholly-owned subsidiary of Lattice
"Lattice Hearing Date"	the date on which the Order is made
"Lattice Insurance"	Lattice Insurance Company Limited, a wholly-owned subsidiary of Lattice
"Lattice Property"	Lattice Property Portfolio Limited, a wholly-owned subsidiary of Lattice
"Lattice Scheme" or "Lattice Scheme of Arrangement"	the scheme of arrangement to be made under section 425 of the Companies Act between Lattice, the Special Shareholder and the Lattice Shareholders, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court
"Lattice Scheme Circular"	the document, dated the date of these Listing Particulars, addressed, inter alia, to Lattice Shareholders setting out details of the Lattice Scheme, containing notices convening the Lattice Court Meeting and the Lattice EGM and comprising summary listing particulars relating to National Grid
"Lattice Scheme Effective Date"	the date on which the Lattice Scheme becomes effective, which is expected to be in autumn 2002
"Lattice Scheme Record Time"	6.00 p.m. on the business day before the Lattice Scheme Effective Date
"Lattice Shareholders"	registered holders of Lattice Shares
"Lattice Shares"	ordinary shares of 10 pence each in the capital of Lattice
"Lattice Share Schemes"	the existing employee share schemes and incentive plans operated by Lattice comprising the Lattice Group Sharesave Scheme, the Lattice Group All Employee Share Ownership Plan, the Lattice Group Long Term Incentive Scheme, the Lattice Group Short Term Incentive

	Scheme, the deed of allocation made between Lattice, Mourant & Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the BG Group Employee Profit Sharing Scheme, the SST (UK) Limited Executive Share Option Scheme, the FPL Telecom Limited Telecommunications Incentive Scheme, the Lattice Group Employees Share Trust and the Lattice Group Employee Share Ownership Trust
"Lattice Special Share"	the special rights non-voting preference share of 10 pence in the capital of Lattice held by the Special Shareholder
"Lattice Voting Record Time"	in relation to both the Lattice Court Meeting and the Lattice EGM, 6.00 p.m. on Saturday, 13 July 2002 or, if either the Lattice Court Meeting or the Lattice EGM is adjourned, 48 hours before the time set for the adjourned meeting
"Listing Particulars"	these Listing Particulars dated 14 June 2002 relating to National Grid prepared in accordance with the Listing Rules
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, as amended from time to time
"LNG"	liquefied natural gas
"London Stock Exchange"	London Stock Exchange plc
"Massachusetts Electric"	Massachusetts Electric Company, which now forms part of National Grid USA
"ManquehueNet"	ManquehueNet S.A.
"Merged Group"	National Grid Transco and its subsidiary undertakings following the Merger and, where the context permits, each of them
"Merger"	the proposed merger of National Grid and Lattice as described in this document
"Merrill Lynch"	Merrill Lynch International
"MW"	megawatt, one million watts
"Nantucket Electric"	Nantucket Electric Company, which now forms part of National Grid USA
"Narragansett Electric"	The Narragansett Electric Company, Inc., which now forms part of National Grid USA
"NASDAQ"	the National Markets System of the National Association of Securities Dealers Automated Quotation Market
"National Grid"	National Grid Group plc or, where the context so requires, National Grid Holdings One plc, the former holding company of National Grid Group
"National Grid ADSs"	ADSs of National Grid, each of which represents five National Grid Shares
"National Grid AGM"	the annual general meeting of National Grid convened for 11.00 a.m. on Tuesday, 23 July 2002, including any adjournment thereof
"National Grid Articles"	the articles of association of National Grid

"RTO"	a regional transmission organisation, which is an organisation proposed by the FERC for the planning, operation and co-ordination of the transmission networks within a defined geographical region of the US
"RV"	regulatory value
"SDRT"	UK stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"SFAS"	US Statement of Financial Accounting Standards
"Silica Networks"	Silica Networks Company S.A.
"Special Shareholder"	the holder of the Lattice Special Share or the National Grid Special Share, as the context requires, being currently the Secretary of State
"SSAP"	UK Statement of Standard Accounting Practice
"SST"	SST (UK) Limited, a wholly-owned subsidiary of Lattice
"Statutes"	the provisions of every statute for the time being in force concerning companies and affecting National Grid
"sterling" or "£"	the lawful currency for the time being in the UK
"Stoner"	Stoner Associates Inc. and Stoner Associates Europe Limited, wholly-owned subsidiaries of Lattice
"The Leasing Group" or "TLG"	The Leasing Group plc, a wholly-owned subsidiary of Lattice
"Thrift Plans"	the National Grid USA Incentive Thrift Plans I and II
"Transba"	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
"Transco"	Transco plc, a wholly-owned subsidiary of Lattice
"Transco Holdings"	Transco Holdings plc, a wholly-owned subsidiary of Lattice
"Transco Licence"	the gas transporter licence under which Transco is authorised to transport gas which is treated as granted under section 7 of the Gas Act
"Transener"	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	United Kingdom Listing Authority
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which may be transferred by means of CREST
"US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"US dollars" or "$"	the lawful currency for the time being in the US
"US Exchange Act"	the US Exchange Act of 1934, as amended

Scheme, the deed of allocation made between Lattice, Mourant & Co Trustees Limited and Colin Stephen Matthews dated 12 December 2001, the BG Group Employee Profit Sharing Scheme, the SST (UK) Limited Executive Share Option Scheme, the FPL Telecom Limited Telecommunications Incentive Scheme, the Lattice Group Employees Share Trust and the Lattice Group Employee Share Ownership Trust

"Lattice Special Share"	the special rights non-voting preference share of 10 pence in the capital of Lattice held by the Special Shareholder
"Lattice Voting Record Time"	in relation to both the Lattice Court Meeting and the Lattice EGM, 6.00 p.m. on Saturday, 13 July 2002 or, if either the Lattice Court Meeting or the Lattice EGM is adjourned, 48 hours before the time set for the adjourned meeting
"Listing Particulars"	these Listing Particulars dated 14 June 2002 relating to National Grid prepared in accordance with the Listing Rules
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, as amended from time to time
"LNG"	liquefied natural gas
"London Stock Exchange"	London Stock Exchange plc
"Massachusetts Electric"	Massachusetts Electric Company, which now forms part of National Grid USA
"ManquehueNet"	ManquehueNet S.A.
"Merged Group"	National Grid Transco and its subsidiary undertakings following the Merger and, where the context permits, each of them
"Merger"	the proposed merger of National Grid and Lattice as described in this document
"Merrill Lynch"	Merrill Lynch International
"MW"	megawatt, one million watts
"Nantucket Electric"	Nantucket Electric Company, which now forms part of National Grid USA
"Narragansett Electric"	The Narragansett Electric Company, Inc., which now forms part of National Grid USA
"NASDAQ"	the National Markets System of the National Association of Securities Dealers Automated Quotation Market
"National Grid"	National Grid Group plc or, where the context so requires, National Grid Holdings One plc, the former holding company of National Grid Group
"National Grid ADSs"	ADSs of National Grid, each of which represents five National Grid Shares
"National Grid AGM"	the annual general meeting of National Grid convened for 11.00 a.m. on Tuesday, 23 July 2002, including any adjournment thereof
"National Grid Articles"	the articles of association of National Grid

	National Grid which, inter alia, owns and operates the high-voltage electricity transmission system in England and Wales
"National Grid Directors"	the directors of National Grid, whose names are set out in section 6.1 of Part IX of this document
"National Grid EGM"	the extraordinary general meeting of National Grid convened for 11.30 a.m. on Tuesday, 23 July 2002 in connection with the Merger, including any adjournment thereof
"National Grid Final Dividend"	the recommended final dividend of 9.58 pence per National Grid Share payable to National Grid Shareholders in respect of the financial year ended 31 March 2002 and which is proposed to be declared at the National Grid AGM
"National Grid Group"	National Grid and its subsidiary undertakings and, where the context permits, each of them
"National Grid Scheme"	the scheme of arrangement made under section 425 of the Companies Act between National Grid Holdings One plc and its shareholders dated 10 December 2001
"National Grid Shareholders"	registered holders of National Grid Shares
"National Grid Share Plans"	the existing employee share schemes and incentive plans operated by National Grid comprising the Deferred Compensation Plan, National Grid Executive Share Option Plan 2002, National Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid Savings Related Share Option Plan 2002, National Grid Employee Stock Purchase Plan 2002, National Grid Share Matching Plan 2002, National Grid USA Incentive Thrift Plans I and II, National Grid 1996 Employee Benefit Trust, National Grid Qualifying Employee Share Ownership Trust, Executive Share Option Scheme (1990), Executive Share Option Plan 2000, Savings Related Share Option Scheme 1990, 1999 Savings Related Share Option Scheme, Profit Sharing Scheme (1990), Share Matching Scheme (1996) and the Incentive Compensation Plan
"National Grid Shares"	ordinary shares of 10 pence each in the capital of National Grid
"National Grid Special Share" or "National Grid Transco Special Share"	the special rights non-voting redeemable preference share of £1 in the capital of National Grid held by the Special Shareholder
"National Grid Transco"	National Grid following completion of the Merger, proposed to be renamed National Grid Transco plc with effect from the Lattice Scheme Effective Date
"National Grid Transco Articles"	the new articles of association of National Grid proposed to be adopted at the National Grid EGM, conditional upon the Lattice Scheme becoming effective
"National Grid Transco Directors"	the directors of National Grid and Lattice who, following completion of the Merger, will be directors of National Grid Transco and whose names are set out in section 6.5 of Part IX of this document
"National Grid Transco Shareholders"	registered holders of National Grid Transco Shares
"National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid Transco

"National Grid USA"	National Grid USA, a wholly-owned subsidiary of National Grid and the US holding company which owns National Grid's US electricity, gas and telecommunications operations
"NEES"	New England Electric System, which now forms part of National Grid USA
"NEESCom"	NEES Communications, Inc., a wholly-owned subsidiary of National Grid USA
"NEP"	New England Power Company, which now forms part of National Grid USA
"NEPOOL"	New England Power Pool
"Network Code"	the document which defines the contractual relationship between Transco and users of its gas transportation system
"New National Grid Transco Directors"	those directors of Lattice who, following completion of the Merger, will become directors of National Grid Transco, whose names are marked with an asterisk in section 6.5 of Part IX of this document
"New National Grid Transco Shares"	ordinary shares of 10 pence each in the capital of National Grid to be issued to Lattice Shareholders on Lattice's register of members at the Lattice Scheme Record Time pursuant to the Lattice Scheme
"NGGF"	NGG Finance plc, a wholly-owned subsidiary of National Grid
"Niagara Mohawk"	Niagara Mohawk Holdings, Inc., a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA
"Niagara Mohawk Merger Agreement"	the agreement and plan of merger and scheme of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk
"Niagara Mohawk Power"	Niagara Mohawk Power Corporation, a wholly-owned subsidiary of National Grid, which now forms part of National Grid USA
"NTS"	National Transmission System
"NYPSC"	New York Public Service Commission
"Official List"	the Official List of the UK Listing Authority
"Order"	the order of the Court sanctioning the Lattice Scheme under section 425 of the Companies Act and confirming the reduction of share capital of Lattice pursuant to the Lattice Scheme under section 137 of the Companies Act
"Panel"	the Panel on Takeovers and Mergers
"PKP"	Polskie Koleje Pantwowe, the Polish national railway company
"RECs"	regional electricity companies
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Rothschild"	N M Rothschild & Sons Limited
"RPI" or "Retail Price Index"	the UK All Items Retail Price Index

"RTO"	a regional transmission organisation, which is an organisation proposed by the FERC for the planning, operation and co-ordination of the transmission networks within a defined geographical region of the US
"RV"	regulatory value
"SDRT"	UK stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Secretary of State"	the UK Secretary of State for Trade and Industry
"SFAS"	US Statement of Financial Accounting Standards
"Silica Networks"	Silica Networks Company S.A.
"Special Shareholder"	the holder of the Lattice Special Share or the National Grid Special Share, as the context requires, being currently the Secretary of State
"SSAP"	UK Statement of Standard Accounting Practice
"SST"	SST (UK) Limited, a wholly-owned subsidiary of Lattice
"Statutes"	the provisions of every statute for the time being in force concerning companies and affecting National Grid
"sterling" or "£"	the lawful currency for the time being in the UK
"Stoner"	Stoner Associates Inc. and Stoner Associates Europe Limited, wholly-owned subsidiaries of Lattice
"The Leasing Group" or "TLG"	The Leasing Group plc, a wholly-owned subsidiary of Lattice
"Thrift Plans"	the National Grid USA Incentive Thrift Plans I and II
"Transba"	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
"Transco"	Transco plc, a wholly-owned subsidiary of Lattice
"Transco Holdings"	Transco Holdings plc, a wholly-owned subsidiary of Lattice
"Transco Licence"	the gas transporter licence under which Transco is authorised to transport gas which is treated as granted under section 7 of the Gas Act
"Transener"	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	United Kingdom Listing Authority
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which may be transferred by means of CREST
"US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction
"US dollars" or "$"	the lawful currency for the time being in the US
"US Exchange Act"	the US Exchange Act of 1934, as amended

"US Securities Act"	the US Securities Act of 1933, as amended
"Utilities Act"	the Utilities Act 2000, as amended
"Wider Lattice Group"	Lattice and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which Lattice and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent
"Wider National Grid Group"	National Grid and any of its subsidiaries or subsidiary undertakings or associated undertakings and any other body corporate, partnership, joint venture or person in which National Grid and such undertakings (aggregating their interests) have an interest of 20 per cent. or more of the voting or equity capital or the equivalent

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